
06019627

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calloway Real Estate Investment Trust

*CURRENT ADDRESS 700 Applewood Crescent, Suite 200
Vaughn, Ontario L4K 5X3

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35056

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 2/1/07

CALLOWAY REAL ESTATE INVESTMENT TRUST



Form 52-109F1 - Certification of Annual Filings

I, Simon Nyilassy, President and Chief Executive Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 20, 2006

"Simon Nyilassy"
Simon Nyilassy
President & CEO

CALLOWAY REAL ESTATE INVESTMENT TRUST

Form 52-109F1 - Certification of Annual Filings

I, Bart Munn, Chief Financial Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 20, 2006

"Bart Munn"
Bart Munn
Chief Financial Officer




CALLOWAY
REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

Dated: March 10, 2006

TABLE OF CONTENTS

GLOSSARY

The following terms used in this annual information form have the meanings set out below. Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture, declaration or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future.

"**4.51% Debentures**" means the Series A debentures of the Trust due September 22, 2010 bearing interest at an annual rate of 4.51% per annum;

"**6% Debentures**" means the convertible unsecured subordinated debentures of the Trust due June 30, 2014 bearing interest at an annual rate of 6% per annum;

"**Acquisition Properties**" means, collectively, the Acquisition 1 Properties, Acquisition 2 Properties, Acquisition 3 Properties, Acquisition 4A Properties, Acquisition 4B Properties and Acquisition 5 Properties;

"**Acquisition 1 Properties**" means the 9 properties acquired from FirstPro in October 2003;

"**Acquisition 2 Properties**" means the 12 properties acquired from the Partnership in February 2004;

"**Acquisition 3 Properties**" means the 12 properties acquired from the Partnership in May 2004;

"**Acquisition 4A Properties**" means the 6 properties acquired from the Partnership in November 2004;

"**Acquisition 4B Properties**" means the 8 properties acquired from the Co-ownership in March 2005;

"**Acquisition 5 Properties**" means the 45 properties acquired from FirstPro, Wal-Mart Canada Realty Inc. and other vendors in July 2005;

"**Adjusted Unitholders' Equity**" means, at any time, the aggregates of the amount of Unitholders' equity and the amount of accumulated depreciation and amortization recorded in the books and records of Calloway in respect of its properties, calculated in accordance with generally accepted accounting principles;

"**Business Day**" means any day other than a Saturday, Sunday or a day on which the principal chartered banks located at Calgary, Alberta are not open for business during normal banking hours;

"**Calloway**" or the "**Trust**" means Calloway Real Estate Investment Trust, an unincorporated open-end trust established under the Declaration of Trust and governed by the laws of the Province of Alberta and, where the context requires, includes its subsidiaries;

"**Calloway GP**" means Calloway GP Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) and the general partner of Calloway LP;

"**Calloway LP**" means Calloway Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**Calloway LP Agreement**" means the limited partnership agreement governing Calloway LP dated as of June 15, 2005;

"**Class A Units**" means the Class A limited partnership units of Calloway LP;

"**Class B Units**" means the Class B limited partnership units of Calloway LP;

"**Class C Units**" means the Class C limited partnership units of Calloway LP;

"**Canada Yield Price**" means a price equal to the price of the 4.51% Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the date on which Calloway gives notice of redemption of the 4.51% Debentures pursuant to the trust indenture governing the 4.51% Debentures plus 0.26%;

"**Co-ownership**" means the Wal-Mart-FirstPro Co-ownership;

"**CPI**" means Calloway Properties Inc.;

"**CREIT**" means Canadian Real Estate Investment Trust;

"**CREIT Management Agreements**" means agreements between Calloway and CREIT whereby CREIT is responsible for the provision to Calloway of property management services for certain of the properties within the Property Portfolio;

"**Debentures**" means, collectively, the 6% Debentures and the 4.51% Debentures;

"**Declaration of Trust**" means the declaration of trust dated December 4, 2001, as amended and restated as of October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005;

"**Deferred Unit Plan**" means the incentive deferred unit plan adopted by the Trustees; and

"**Development Agreements**" means, collectively, the Development Agreements 1, Development Agreements 2, Development Agreements 3, Development Agreements 4A, and Development Agreements 4B;

"**Development Agreements 1**" means the development agreements dated October 31, 2003 between Calloway and FirstPro respecting future developments on the Acquisition 1 Properties;

"**Development Agreements 2**" means the development agreements between Calloway and the Partnership dated February 16, 2004 respecting future developments on the Acquisition 2 Properties;

"**Development Agreements 3**" means the development agreements between Calloway and the Partnership dated May 14, 2004 respecting future developments on the Acquisition 3 Properties;

"**Development Agreements 4A**" means the development agreements between Calloway and the Partnership dated November 30, 2004 respecting future developments on the Acquisition 4A Properties;

"**Development Agreements 4B**" means the development agreements dated March 10, 2005 between Calloway and the Partnership II respecting future developments on the Acquisition 4B Properties;

"**Distributable Income**" means, for any period, the consolidated net income of the Trust determined in accordance with Canadian generally accepted accounting principles, adjusted for: adding back decreases in rental from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of the differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on disposition of assets, and amortization of any net discount on long term debt assumed from vendors of properties at rates of interest less than fair value; deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of the differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value and to reflect any other adjustments determined by the Trustees in their discretion. Distributable Income may be estimated whenever the actual amount has not been fully determined, which estimates shall be adjusted as of the first Distribution Date by which the amount of such Distributable Income has been fully determined;

"**Distribution Date**" means, with respect to a distribution by the Trust:

(a) a Business Day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and

(b) for the month of December, December 31;

"**Distribution Record Date**" means, until otherwise determined by the Trustees, the last Business Day of each month of each year, except for the month of December where the Distribution Record Date shall be December 31;

"**Distribution Reinvestment Plan**" means the distribution reinvestment plan adopted by the Trustees;

"**Exchange Agreement**" means the exchange, option and support agreement dated July 8, 2005 between Calloway and the vendors of the Acquisition 5 Properties respecting, among other matters, future developments on the Acquisition 5 Properties and the exchange of the Class B Units for Units of Calloway;

"**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Units without the payment of additional consideration therefore;

"**FirstPro**" means, collectively, Mitchell Goldhar, the FirstPro Shopping Centres group of companies and related and affiliated parties;

"**FirstPro Management Agreements**" means the management agreements dated October 31, 2003, February 16, 2004, May 14, 2004, November 30, 2004, March 10, 2005 and July 8, 2005 between Calloway and FirstPro pursuant to which FirstPro provides property management services for the Acquisition 1 Properties, Acquisition 2 Properties, Acquisition 3 Properties, Acquisition 4A Properties, Acquisition 4B Properties and Acquisition 5 Properties, respectively;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Gross Book Value**" means, at any time, the consolidated book value of the assets of the Trust, as shown on its then most recent consolidated balance sheet, plus the amount of accumulated amortization for buildings, tenant improvements, equipment, in place lease values, below and above market leases, and tenant relationship values shown thereon;

"**Holdings Trust**" means Calloway Holdings Trust, a trust established under the laws of Alberta;

"**Holdings Trust Declaration of Trust**" means the declaration of trust for Holdings Trust dated as of June 15, 2005;

"**Holdings Trust Unit**" means a unit of Holdings Trust, each such unit representing an equal undivided beneficial interest in Holdings Trust;

"**Hopewell Management Agreements**" means agreements between Calloway and HRESI dated November 4, 2002 whereby HRESI is responsible for the provision to Calloway of property management services for certain of the properties within the Property Portfolio;

"**HRESI**" means Hopewell Real Estate Services Inc.;

"**Landmark**" means Landmark Property Management;

"**Non-Resident**" means any person that is neither a Resident Canadian nor a Canadian partnership for the purposes of the *Income Tax Act* (Canada);

"**Outside Trustee**" means a Trustee that is not a member of management of Calloway or any of its subsidiaries;

"**Partnership**" means the Wal-Mart-FirstPro Realty Partnership;

"**Partnership II**" means the Wal-Mart-FirstPro Realty Partnership II;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act;

"**Property Portfolio**" means, collectively, the retail and industrial rental properties owned by Calloway and its subsidiaries;

"**Real Property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise), any interests in any of the foregoing and securities of corporations, trusts, limited partnerships or other legal entities whose sole or principal purpose and activity is to invest in, hold and deal in real property;

"Resident Canadian" means an individual who is a resident of Canada for purposes of the *Income Tax Act* (Canada);

"**Special Unitholder**" means the holder of Special Voting Units;

"**Special Voting Unit**" means a special voting unit of the Trust which may be issued by the Trust from time to time which shall entitle the holder of an Exchangeable Security to such number of votes at meetings of Unitholders as is equal to the number of Units into which such Exchangeable Security (other than an Exchangeable Security owned by the Trust or any subsidiary of the Trust) is then exchangeable or convertible for;

"**Tax Act**" means the Income Tax Act (Canada) and the regulations thereunder, as amended;

"**Transfer Agent**" means Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta;

"**Trust**" or "**Calloway**" means Calloway Real Estate Investment Trust, an unincorporated open-end trust established under the Declaration of Trust and governed by the laws of the Province of Alberta and, where the context requires, includes its subsidiaries;

"**Trustees**" means the trustees from time to time of Calloway;

"**TSX**" means the Toronto Stock Exchange;

"**Unit**" means a trust unit of Calloway, each such unit representing an equal undivided beneficial interest therein;

"**Unit Option Plan**" means the incentive trust unit option plan adopted by the Trustees; and

"**Unitholders**" means the holders from time to time of Units;

"Voting Units" means collectively, the Units and Special Voting Units;

"Voting Unitholders" means collectively, the holders of Units and the holders of Special Voting Units.

In this annual information form, a person or company is considered to be an **"affiliate"** of another person or company if one is a subsidiary of the other, or if both are subsidiaries of the same person or company, or if each of them is controlled by the same person or company.

In this annual information form, the term **"associate"**, when used to indicate a relationship with a person or company, means:

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the person or company;

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity;

(d) in the case of a person, a relative of that person, including:

(i) the spouse or adult interdependent partner of that person; or

(ii) a relative of the person's spouse or adult interdependent partner if the relative has the same home as that person;

In this annual information form, a person or company is considered to be **"controlled"** by a person or company if:

(a) in the case of a person or company:

(i) voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors or trustees are held, otherwise than by way of security only, by or for the benefit of the other person or company, and

(ii) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors or trustees of the first-mentioned person or company;

(b) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

(c) in the case of a limited partnership, the general partner is the second-mentioned person or company.

In this annual information form, a person or company is considered to be a **"subsidiary"** of another person or company if:

(a) it is controlled by:

(i) that other, or

(ii) that other and one or more persons or companies each of which is controlled by that other, or

(iii) two or more persons or companies, each of which is controlled by that other; or

(b) it is a subsidiary of a person or company that is the other's subsidiary.

Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture, declaration or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

DATE OF INFORMATION

Unless otherwise specified, information in this annual information form is presented as at December 31, 2005, being the last day of the most recently completed financial year of Calloway.

FORWARD LOOKING STATEMENTS

Certain statements in this annual information form are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this annual information form are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward looking statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with real property ownership, debt financing, general uninsured losses, developments, future property acquisitions, competition for real property investments, environmental matters, land leases, potential conflicts of interest, capital requirements, reliance on key personnel, volatility of unit prices, cash distributions not being guaranteed, returns of capital, availability of cash flow, tax related matters, structural subordination of the Units, restrictions on redemptions of Units, distribution of securities on redemption of Units or termination of the Trust, Unitholder liability, the nature of the Units, potential dilution, the control of a significant number of the voting securities of the Trust by a significant Unitholder, credit ratings and stability ratings, structural subordination of the Debentures, market value fluctuations of the Debentures, trading markets for the Debentures and the availability of statutory remedies. Although the forward looking statements contained in this annual information form are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward looking statements contained herein are expressly qualified in their entirely by this cautionary statement. These forward looking statements are made as at the date of this annual information form and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

NON-GAAP MEASURES

In this annual information form, there are references to "Distributable Income". See the definition of "Distributable Income" in the "Glossary".

Distributable Income is a measure sometimes used by Canadian income trusts as an indicator of financial performance. Management uses Distributable Income to analyze operating performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by Calloway relative to the price of the Units, management believes that Distributable Income of Calloway is a useful supplemental measure that may assist prospective investors in assessing an investment in Units.

Distributable Income is not a measure is recognized by generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, Distributable Income may not be comparable to similar measures presented by other issuers. Distributable Income is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DISTRIBUTABLE INCOME

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is based on many performance assumptions.

Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its

Property Portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the section of this annual information form entitled "Risk Factors" which describes Calloway's assessment of those risk factors, as well as the potential consequences to a Unitholder if a risk should occur. Also see the section of this annual information form entitled "Ratings on Securities".

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes).

RATINGS ON SECURITIES

Dominion Bond Rating Service Limited ("DBRS") provides credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). DBRS has provided Calloway with a credit rating of BBB with a stable trend relating to all general unsecured obligations of Calloway including the 4.51% Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by DBRS. The credit ratings accorded to Calloway's debt securities are not recommendations to purchase, hold or sell such debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

DBRS also provides stability ratings for real estate investment trusts ("REITs") and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). Calloway has a DBRS stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Overview

Declaration of Trust

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta pursuant to the Declaration of Trust. Calloway was created to invest in income-producing rental properties located in Canada. The principal and head office of Calloway is located at 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3.

The Trust was initially settled pursuant to the Declaration of Trust on December 4, 2001. The Declaration of Trust was amended and restated as of October 24, 2002 to, among other amendments: (i) amend certain definitions in the Declaration of Trust; (ii) amend the minimum and maximum number of trustees to be elected or appointed to the Board of Trustees of the Trust from time to time; and (iii) expand and clarify the investment guidelines and operating policies of the Trust.

The Declaration of Trust was then further amended and restated as of October 31, 2003 to, among other amendments, provide Mitchell Goldhar and the FirstPro Shopping Centres group of companies and related and affiliated parties ("FirstPro") with the right to appoint certain numbers of trustees to the Board of Trustees, and to certain of the committees of the Board of Trustees, relative to the number of Units held by FirstPro.

The Declaration of Trust was then further amended and restated as of February 16, 2004 to, among other amendments, include Wal-Mart Canada Corp. as an additional exception to the limitation contained in the Declaration of Trust that limits the ability of the Trust to lease premises to a single tenant where the value of such premises exceeds 20% of the Adjusted Unitholders' Equity of the Trust.

The Declaration of Trust was then further amended and restated as of July 7, 2005 to, among other amendments: (i) amend certain definitions in the Declaration of Trust; (ii) change the Trust from a closed-end mutual fund trust to an open-end mutual fund trust primarily through the addition of redemption rights for the Units; (iii) add a provision allowing for the issuance of Special Voting Units; (iv) amend FirstPro's right to appoint certain numbers of trustees to the Board of Trustees, and to certain of the committees of the Board of Trustees, relative to the number of Units held by FirstPro; and (v) add a provision such that FirstPro will have a right to obtain additional Special Voting Units to maintain its votes at meetings of the Unitholders of Calloway at particular levels. See "Declaration of Trust and Description of Units.

Although Calloway is a "mutual fund trust" as defined in the *Income Tax Act* (Canada), Calloway is not a "mutual fund" and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

Calloway is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

Objectives

The objectives of Calloway are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent possible, tax deferred through the acquisition of a portfolio of well-located, large format, unenclosed retail centres in Canada; (ii) to expand the asset base of Calloway and increase its Distributable Income through on-going active management of Calloway's assets and the acquisition of additional large format, unenclosed retail centres or interests therein; and (iii) to enhance the value of Calloway's assets and maximize long-term Unit value through efficient management and proactive leasing.

Calloway intends to invest primarily in large format, unenclosed retail rental properties with strong tenant covenants, stable yields, low vacancy levels and growth potential and to build a geographically diversified portfolio of such properties. Calloway believes it will be able to implement an investment strategy of acquiring additional properties with these characteristics to provide additional cash flow and further enhance the long-term portfolio value. To the extent that opportunities exist, and to the extent that management and the board of trustees of Calloway believe such opportunities are beneficial to Unitholders, Calloway will continue to acquire well-anchored large format, unenclosed retail centres.

Acquisitions, Dispositions and Loans

During the fall of 2001, the board of directors of Calloway Properties Inc. ("CPI") decided to proceed with the reorganization of CPI into an income trust. The reorganization was completed with an effective date of February 13, 2002. Upon completion of the arrangement between CPI and Calloway, the former shareholders of CPI became holders of Units of Calloway and Calloway became the owner of CPI's commercial rental properties. Calloway continued to carry on the business previously carried on by CPI (other than its construction and land development business).

Following completion of the arrangement described above, there were 6,072,692 Units issued and outstanding. On November 4, 2002, those Units were consolidated on an 11.229 for one basis so that there were 540,785 Units outstanding immediately prior to the issuance by Calloway of 5,080,000 Units for gross proceeds of $50,800,000. The new Units were qualified for distribution by a prospectus dated October 24, 2002.

Prior to the closing of the prospectus offering of Units described in the preceding paragraph, Calloway owned four retail properties in Calgary, Alberta totalling 86,905 square feet. On closing of the public offering, Calloway acquired a portfolio of seven income properties located in Western Canada and the Province of Ontario for $96,402,848. Calloway, through

its wholly owned subsidiary, also advanced $1,600,000 in mortgage financing for two development projects in Calgary. The balance of the acquisition cost of the income properties was financed by $28,983,498 in mortgages assumed and $21,974,647 of new mortgage financing. On December 31, 2002, the underwriters of that prospectus offering partially exercised their over-allotment option and a further 330,750 Units were issued for gross proceeds of $3,307,500.

Effective November 15, 2002, Calloway acquired the 1558 Willson Place property in Winnipeg from an arm's length party for an aggregate purchase price, including transaction costs, of approximately $4,769,307, payable as to approximately $2.115 million in cash and an additional $2.585 million from proceeds of a new mortgage on this property.

On March 31, 2003, Calloway acquired the Gesco Warehouse and the Ecco Building, each located in Calgary, from an arm's length party for $4,629,845. The consideration paid consisted of assumption of mortgage financings of $2,238,022, advances under the operating facility of $2,175,353, and the remainder by available cash.

On April 30, 2003, Calloway acquired the 1300 Church Avenue property in Winnipeg from an arm's length party for $1,139,240. The consideration paid consisted of advances under the operating facility of $1,050,000 and the remainder by available cash.

Effective May 31, 2003, Calloway acquired the Namao Centre in Edmonton, Alberta from an arm's length party for $6,177,295. The consideration paid consisted of assumption of mortgage financing of $4,227,263, the issuance of 180,632 Units at $10.05 per Unit, and the remainder by available cash.

On June 15, 2003, Calloway sold the Dover Village property in Calgary, Alberta to an arm's length party for $3,380,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $1,929,207, Calloway providing a second mortgage in the amount of $230,000, and the remainder in cash. The property had a carrying value of $2,095,497 and a gain on sale of $1,230,255 was recognized.

On September 30, 2003, Calloway sold the Richter Plaza property in Calgary, Alberta to an arm's length party for $1,250,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $724,872 and the remainder in cash. The property had a carrying value of $1,115,876 and a gain on sale of $123,424 was recognized.

On October 16, 2003, Calloway issued 2,050,000 subscription receipts for gross proceeds of $21,525,000, each subscription receipt being exchangeable for one Unit upon the completion of an acquisition of certain properties by Calloway from FirstPro. Effective October 31, 2003, Calloway acquired nine properties (the "Acquisition 1 Properties") from FirstPro for $109,238,698 including acquisition costs and the subscription receipts were deemed to have been exchanged for an aggregate of 2,050,000 Units. The consideration paid consisted of assumption of mortgage financing of $63,820,428, the issuance of 3,100,525 Units at $10.00 per Unit to a nominee of FirstPro, assumption of other adjustment items of $2,375,101, and the remainder in cash. FirstPro also received warrants to purchase an aggregate of up to 1,000,000 Units at a price of $10.50 per Unit, such warrants being exercisable at any time on or before October 31, 2008.

Concurrently with the closing of the acquisition of the Acquisition 1 Properties, Calloway entered into development agreements with FirstPro for the undeveloped lands on each of the Acquisition 1 Properties (the "Development Agreements 1"). Pursuant to the Development Agreements 1, FirstPro assumed responsibility for managing the development of the land on the Acquisition 1 Properties and was granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 and approximately 1,800,000 Units respectively). Calloway provides financing to FirstPro for the development costs of the additional developments. Calloway provided a second mortgage on a specific property in the amount of $10,000,000 as security for payment of the additional proceeds.

On February 16, 2004, Calloway issued 10,948,182 Units at $13.75 per Unit for gross proceeds of $150,537,502. An associate of Mitchell Goldhar, a significant unitholder of Calloway subscribed for 1,818,182 of these units. The Units were qualified for distribution by a prospectus dated January 27, 2004. Also on February 16, 2004, Calloway acquired 12 retail properties (the "Acquisition 2 Properties") from the Wal-Mart FirstPro Realty Partnership (the "Partnership"). The

purchase price of the properties was $312,604,214 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing on ten of the properties totalling $191,650,000, by the vendors providing non-interest bearing mortgages on two of the properties totalling $12,912,723, and by the payment of the balance in cash. Excess funds from the equity and debt issues, net of issuance costs, were used to repay variable rate debt obligations. The 12 centres included in the Acquisition 2 Properties comprised approximately 2,402,329 square feet of leased area and included adjacent lands with the potential for future development of approximately 432,879 square feet of retail space, for a total potential area of 2,835,208 square feet. Upon closing of the transaction, Wal-Mart Canada Corp. ("Wal-Mart"), which leases space in all 12 of the centres, made up approximately 26% of Calloway's gross rental revenue. At the time of the transaction, First Professional Realty Inc., one of the partners of the Partnership, was controlled by Mitchell Goldhar, a significant unitholder of Calloway, and was affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Acquisition 2 Properties, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Acquisition 2 Properties (the "Development Agreements 2"). Pursuant to the Development Agreements 2, the Partnership assumed responsibility for managing the development of the land on the Acquisition 2 Properties and was granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $14.00 per unit (for an aggregate of approximately 1,860,000 Units). The Partnership provides financing to Calloway for the development costs of the additional developments. Calloway provided a first mortgage, assignment of rents and leases, and a general security agreement on two properties acquired from the Partnership as security for the development loans.

On May 4, 2004, Calloway completed the acquisition of 50% and 49% undivided interests, respectively, in two retail properties pursuant to an assignment of purchase agreement between FirstPro and the previous owner. The purchase price of this interest was $52,375,529 including costs of acquisition. Under the terms of the assignment, Calloway loaned an additional $9,400,000 at 9% per annum to FirstPro to replace mezzanine loans payable by FirstPro to one of the vendors of the properties. The purchase price (net of adjustments) was satisfied via bridge financing totalling $33,500,000, by the assumption of existing mortgages totalling $29,105,655, and by an allocation to working capital of the balance. These properties comprised approximately 338,548 square feet of leased area.

On May 14, 2004, Calloway issued 6,700,000 Units at $15.00 per Unit for gross proceeds of $100,500,000 and issued 6% convertible unsecured subordinated debentures for gross proceeds of $55,000,000 (the "6% Debentures"). The Units and 6% Debentures were qualified for distribution by a prospectus dated April 30, 2004. Also on May 14, 2004, Calloway completed the acquisition of an additional 12 retail properties (the "Acquisition 3 Properties") from the Partnership. The purchase price of the Acquisition 3 Properties was $287,564,135 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing on eight of the properties totalling $140,315,000, by the vendors providing non-interest bearing mortgages on two of the properties totalling $11,651,592 and an interest bearing mortgage on one of the properties for $19,500,000, and by the payment of the balance in cash. Excess funds from the equity and debenture issues, net of issuance costs, were used to repay the bridge financing. The 12 additional centres included in the Acquisition 3 Properties comprised approximately 2,391,000 square feet of leased area and included adjacent lands with the potential future development of approximately 281,000 square feet of retail space, for a total potential area of 2,672,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in all 12 of the centres, made up approximately 31.2% of Calloway's gross rental revenue. At the time of the transaction, First Professional Realty Inc., one of the partners of the Partnership, was controlled by Mitchell Goldhar, a significant unitholder of Calloway, and was affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Acquisition 3 Properties, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Acquisition 3 Properties (the "Development Agreements 3"). Pursuant to the Development Agreements 3, the Partnership assumed responsibility for managing the development of the land on the Acquisition 3 Properties and was granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and

predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $15.25 per unit (for an aggregate of approximately 1,150,000 Units). The Partnership provides financing to Calloway for the development costs of the additional developments. Calloway provided first mortgages, assignments of rents and leases, and general security agreements on two properties acquired from the Partnership as security for the development loans.

On October 13, 2004, Calloway entered into agreements to purchase interests in 14 additional retail properties (the "Acquisition 4 Properties") from the Partnership and from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-ownership"). On November 18, 2004, Calloway issued by private placement 2,320,000 units at $17.25 per Unit for total proceeds of $40,020,000. On November 30, 2004, Calloway completed the acquisition from the Partnership of 6 of the 14 properties (the "Acquisition 4A Properties"). The purchase price of the Acquisition 4A Properties was $71,521,036 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $36,100,000, by the vendors providing a non-interest bearing mortgage totalling $5,738,276, and by the payment of the balance in cash. The 6 centres included in the Acquisition 4A Properties comprised approximately 516,000 square feet of leased area and included adjacent lands with the potential future development of approximately 206,000 square feet of retail space, for a total potential area of 722,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in 3 of the 6 centres, made up approximately 32.2% of Calloway's gross rental revenue. At the time of the transaction, First Professional Realty Inc., one of the partners of the Partnership, was controlled by Mitchell Goldhar, a significant unitholder of Calloway, and was affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Acquisition 4A Properties I, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Acquisition 4A Properties (the "Development Agreements 4A"). Pursuant to the Development Agreements 4A, the Partnership assumed responsibility for managing the development of the land on the Acquisition 4A Properties and was granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $17.80 per unit (for an aggregate of approximately 345,000 Units). The Partnership provides financing to Calloway for the development costs of the additional developments. Calloway provided first mortgages, assignments of rents and leases, and general security agreements on two properties acquired from the Partnership as security for the development loans.

During 2004, Calloway completed the purchase of an additional 147,381 square feet of developed space from FirstPro and the Partnership for $24,369,235 (including land and existing improvements value of $4,933,875) under the terms of the Development Agreements. The consideration paid consisted of: the issuance to FirstPro of 139,311 Units at a price of $10.00 per Unit, 30,773 Units at a price of $10.50 per Unit, 210,574 Units at a price of $14.00 per Unit and 335,959 Units at a price of $15.25 per Unit; assumption of development loans and accounts payable; and the balance in cash. In addition, Calloway repaid acquisition and development loans provided by the Partnership.

On January 10, 2005, Calloway sold both its Holland Cross property, a 272,550 square foot office property in Ottawa, and its Century Park Place property, a 75,675 square foot office property in Calgary, to two separate vendors for aggregate proceeds of $69,250,000. These dispositions were undertaken by Calloway to continue its focus on retail properties.

On January 20, 2005, Calloway completed the acquisition of a 42,431 square foot retail property in Montreal, Quebec. The purchase price of the property was $9,397,870 including costs of acquisition. The purchase price was paid in cash.

On February 11, 2005, Calloway acquired a 74,701 square foot retail property in Sarnia, Ontario. The purchase price of the property was approximately $13,350,000 including costs of acquisition. The purchase price was satisfied by assumption of existing mortgage of $7,978,889 and by payment of the balance in cash.

On February 24, 2005, Calloway issued by private placement 3,101,000 units at $19.35 per Unit for total proceeds of $60,004,350.

On March 10, 2005, Calloway completed the acquisition from the Co-ownership of the remaining eight properties it agreed to purchase on October 13, 2004 (the "Acquisition 4B Properties"). The purchase price of the Acquisition 4B Properties was approximately $230,000,000 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $155,210,000, by the vendors providing a non-interest bearing mortgage totalling $5,996,523, and by the payment of the balance in cash. The 8 additional centres included in the Acquisition 4 Properties comprised approximately 1,498,046 square feet of leased area and included adjacent lands with the potential future development of approximately 177,682 square feet of retail space, for a total potential area of 1,675,728 square feet. Upon closing of the transaction Wal-Mart, which leases space in all 8 of the centres, made up approximately 34.2% of Calloway's gross rental revenue. At the time of the transaction, First Professional Realty Inc., one of the co-owners of the Co-ownership, was controlled by Mitchell Goldhar, a significant beneficial Unitholder in Calloway, and was affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Co-ownership Properties while Wal-Mart Canada Realty Inc. had a 60% interest in the Co-ownership Properties. A "Form 51-102F4 – Business Acquisition Report" was filed by Calloway under National Instrument 51-102 with respect to this acquisition. A copy of that report can be found on SEDAR at www.sedar.com.

Concurrently with the closing of the acquisition of the Acquisition 4B Properties, Calloway entered into development agreements with the Wal-Mart-FirstPro Realty Partnership II (the "Partnership II") for the undeveloped lands on each of the Acquisition 4B Properties (the "Development Agreements 4B"). Pursuant to the Development Agreements 4B, the Partnership II assumed responsibility for managing the development of the land on the Acquisition 4B Properties and was granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership II has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $19.60 per unit (for an aggregate of approximately 225,000 Units). The Partnership II provides financing to Calloway for the development costs of the additional developments. Calloway provided a first mortgage, assignment of rents and leases, and a general security agreement on one property acquired from the Co-ownership as security for the development loans.

On April 15, 2005,Calloway completed the sale of Collingwood Plaza, a 7,210 square foot retail building in Calgary, for gross proceeds of $1,275,000.

On May 18, 2005, Calloway completed the sale of the Lowson Crescent, Church Avenue and Waverley industrial buildings for gross proceeds of $9,300,000. The purchaser assumed mortgages totalling $5,269,000.

On May 20, 2005, Calloway completed the acquisition of a retail property in Abbotsford for a cost of $16,500,000. The purchase price was satisfied by the assumption of an existing mortgage of $11,979,000 and by the payment of the balance in cash.

On June 22, 2005, Calloway issued 11,336,000 subscription receipts at a price of $19.85 per subscription receipt for gross proceeds of $225,019,600, each subscription receipt being exchangeable for one Unit upon the completion of an acquisition of certain properties by Calloway from FirstPro, Wal-Mart Canada Realty Inc. and other vendors.

On July 8, 2005, Calloway completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties (the "Acquisition 5 Properties") from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests included the co-ownership interests owned by FirstPro in seven properties where Calloway owned the other co-ownership interests effectively giving Calloway a 100% ownership interest in these properties. A portion of the cash component for the acquisition was funded from the proceeds of the aforementioned private placement of subscription receipts closed by Calloway on June 22, 2005 which subscription receipts were converted into 11,336,000 Units of Calloway concurrently with the closing of the acquisition. The 45 properties comprised approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet is leased to Wal-Mart, and included lands with the potential for future development of approximately 2,721,594 net square feet. The purchase price for the Acquisition 5 Properties was approximately $1,168,703,000 (including costs of acquisition). Approximately $190,017,000 of the purchase price relates to three properties in which Calloway acquired leasehold interests. The purchase price was satisfied as follows: (i) by assumption of existing mortgages of $342,863,000; (ii) by obtaining first mortgage and unsecured bridge financing of approximately $329,250,000; (iii) by the vendors providing non-interest

bearing mortgages of approximately $33,091,000; (iv) by way of vendors providing a credit with respect to a marked-to-market adjustment on mortgages assumed of $22,386,000; (v) by FirstPro and other vendors subscribing for 12,594,458 exchangeable Class B units (the "Class B Units") of Calloway Limited Partnership ("Calloway LP"), a subsidiary limited partnership of Calloway, at a price of $19.85 per unit with each such unit carrying one vote at meetings of Unitholders of the Trust via the issuance of Special Voting Units of the Trust to the holders of such Class B Units; (vi) by approval and issuance of development agreement options via 2,500,000 Units and 8,500,000 Class C units (the "Class C Units") of Calloway LP valued in aggregate at their estimated fair market value of $10,675,000; and (vii) by payment of the balance in cash. The agreements also included: (i) an amendment to the Declaration of Trust to increase FirstPro's ability to nominate trustees of Calloway; (ii) Calloway entering into long term development agreements and property management agreements on the properties acquired with FirstPro; (iii) Calloway's head office being relocated to Toronto; and (iv) the appointment of new senior management for Calloway.

Concurrently with the closing of the acquisition of the Acquisition 5 Properties, Calloway entered into an exchange, option and support agreement (the "Exchange Agreement") with FirstPro and other vendors of the properties. Pursuant to the Exchange Agreement, the vendors have assumed responsibility for managing the development of specific properties under development within the Acquisition 5 Properties and have been granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments is calculated by a formula using the net operating rents and pre-determined negotiated capitalization rates (7.250% to 8.875%). FirstPro and the other vendors have the right, at their option, to receive up to 40% of the gross proceeds for any new developments managed by them pursuant to the Exchange Agreement in up to 3,250,000 Class B Units at a purchase price of $20.10 per unit by exchanging a similar amount of Class C Units, and up to 2,452,762 Units at a purchase price of $20.10 per unit. Pursuant to the Exchange Agreement, FirstPro and the other vendors are also entitled, on the completion and rental of additional space on the remaining properties under development subject to the Exchange Agreement, to exchange Class C units together with a cash payment of $20.10 per unit for Class B Units (up to approximately 5,250,000 Class C Units), and to acquire up to 47,238 Units at a price of $20.10 per unit. On September 22, 2005, Calloway issued $200 million Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51% (the "4.51% Debentures") for gross proceeds of $199,956,000. The offering was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2,000,000,000 in debt or equity securities and a supplement to that prospectus dated September 15, 2005.

On December 1, 2005, the Trust completed the sale of two industrial properties located in Calgary, for gross proceeds of $5.5 million. The purchaser assumed mortgages totaling $2.6 million.

On December 6, 2005, Calloway issued 4,256,000 Units at a price of $23.50 per Unit for gross proceeds of $100,016,000. The issuance was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2,000,000,000 in debt or equity securities and a supplement to that prospectus dated November 28, 2005.

During 2005, Calloway completed the purchase of an additional 567,361 square feet of developed space from FirstPro and the Partnership for $101,322,000 (including land value of $14,366,823) under the terms of the Development Agreements. The consideration paid consisted of: the issuance to FirstPro of 47,476 Units at a price of $10.00 per Unit, 661,206 Units at a price of $10.50 per Unit, 429,514 Units at a price of $14.00 per Unit, 683,527 Units at a price of $15.25 per Unit, 165,359 Units at a price of $17.80 per Unit, and 262,672 Units and 330,667 Class B Units at a price of $20.10 per Unit; assumption of development loans and accounts payable; and the balance in cash. In addition, Calloway repaid acquisition and development loans provided by the Partnership.

On February 10, 2006, the Trust has completed the acquisition of a 51,060 square foot retail property in Calgary, and a 14.53-acre development property in Burlington, Ontario for a combined purchase price of $21.7 million.

Calloway has entered into agreements with FirstPro in which the Trust will lend up to $33.9 million for the purpose of acquiring and developing 104.67 acres in two separate transactions. The Trust has an option exercisable during the first four years after the initial advance to acquire a 50% interest upon substantial completion. The Trust has advanced $10.3 million under the financing agreements.

During January and February of 2006, Calloway has acquired 101,056 square feet of earn outs from FirstPro for $23.5 million pursuant to existing agreements. FirstPro received consideration of $7.7 million (480,998 trust units) and consideration of $1.3 million (62,733 class "B" units) and the balance in cash.

On February 20, 2006, Calloway has completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11.3 million. The purchase was paid in cash.

The Trust has entered into two agreements to acquire two retail income properties (330,393 square feet) in Ontario at a purchase price of approximately $63,100 to be paid for by assuming an existing mortgage, issuance of equity units and cash. The Trust is currently performing its due diligence with an expected closing in April 2006.

The Trust has entered into contracts to acquire interests in four retail income properties (154,784 square feet) from First Pro at a price of approximately $40 million to be paid for by issuance of equity units and cash. Included in the four, are two properties (85,632 square feet) where Calloway has exercised its option to acquire the remaining 50% interest that the Trust does not already own at a purchase price of approximately $11 million. The Trust is currently performing its due diligence with an expected closing in April 2006.

Structure of Calloway

The following diagram illustrates the organizational structure of Calloway:



Unitholders
100%
Calloway Real Estate Investment Trust(1)
100%
Calloway Holdings Trust(2)
100%
100% Class A Units
Class B & Class C Unitholders
Portion of Property Portfolio (5)
Calloway GP Inc. (4)
GP
Calloway Limited Partnership (3)
Portion of Property Portfolio (5)

Notes:

(1) Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust governed by the laws of the Province of Alberta.

(2) Calloway Holdings Trust is an unincorporated open-end trust governed by the laws of the Province of Alberta.

(3) Calloway Limited Partnership is a limited partnership created pursuant to the laws of the Province of Alberta.

(4) Calloway GP Inc. is a corporation created under the laws of the Province of Alberta.

(5) Legal title to the assets in the Property Portfolio is held by a variety of nominee companies, all of which are 100% owned by Calloway Real Estate Investment Trust or Calloway Limited Partnership. These nominees do not conduct any business other than the holding of legal title to the assets for the benefit of Calloway Real Estate Investment Trust or Calloway Limited Partnership.

Objectives and Strategy of Calloway

The objectives of Calloway are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent possible, tax deferred through the acquisition of a portfolio of well-located, large format, unenclosed retail centres in Canada; (ii) to expand the asset base of Calloway and increase its Distributable Income through on-going active management of Calloway's assets and the acquisition of additional large format, unenclosed

retail centres or interests therein; and (iii) to enhance the value of Calloway's assets and maximize long-term Unit value through efficient management and proactive leasing.

Calloway intends to invest primarily in large format, unenclosed retail rental properties with strong tenant covenants, stable yields, low vacancy levels and growth potential and to build a geographically diversified portfolio of such properties. Calloway believes it will be able to implement an investment strategy of acquiring additional properties with these characteristics to provide additional cash flow and further enhance the long-term portfolio value. To the extent that opportunities exist, and to the extent that management and the board of trustees of Calloway believe such opportunities are beneficial to Unitholders, Calloway will continue to acquire well-anchored large format, unenclosed retail centres.

Calloway's management has, in the aggregate, over 60 years of experience in the commercial real estate market, including real estate acquisitions, dispositions, financing and administration, property management, construction and renovation, and marketing. Management's goal will be to maximize cash flow and Unit value, while minimizing Unitholder risk. Management will undertake regular reviews of the Property Portfolio and, based on experience and market knowledge, will assess ongoing opportunities for the Property Portfolio. Where appropriate capital improvement projects, renovations and remarketing initiatives will be implemented.

Management is committed to maximizing income from Calloway's properties through sophisticated and prudent financial management. Management intends to optimize the leveraged returns from the Property Portfolio, while remaining within the overall debt limits set by the Declaration of Trust. Whenever possible, Calloway intends to utilize fixed rate debt financing with terms that are appropriate for the nature of the leases and the properties being financed. Management intends to stagger debt maturities to reduce refinancing risk and to provide a source of additional capital when refinanced, and make use of operating lines or acquisition facilities to generate interim capital.

Calloway plans to achieve its objectives by employing the following internal and external growth strategies:

Growth Through Acquisitions

Calloway intends to expand its asset base and increase Distributable Income by pursuing an external growth strategy. Calloway intends to actively seek accretive acquisitions in its existing and adjacent markets and in new Canadian markets that present opportunities for favourable returns.

Calloway believes it has certain competitive advantages that enhance its ability to identify and capitalize on acquisition opportunities. These advantages include: (i) management's extensive understanding of commercial real estate; (ii) Calloway's strategic relationships with FirstPro and other developers; and (iii) Calloway's access to capital.

Throughout the acquisition process, Calloway intends to identify potential property acquisitions using an investment criteria that focuses primarily on return on equity, security of cash flow, potential for capital appreciation and the potential to increase value by more efficient management of the assets being acquired, including accessing capital for expansion and development of those assets, which access might not otherwise be available to competitors and other property owners.

Calloway intends to focus on investing in additional large format unenclosed retail property interests in Canada to produce a geographically diversified portfolio with strong cash flows which, when coupled with experienced management, will provide future growth opportunities for Unitholders.

Calloway believes it will be able to implement an effective investment strategy by acquiring additional properties from several sources, including the following:

(i) commercial properties made available generally in the property market;

(ii) commercial properties made available through its relationships with FirstPro and other developers; and

(iii) institutional and other owners of commercial real estate.

Growth Through Development

Management of Calloway believes that an important part of Calloway's growth will be achieved through the acquisition of newly developed, renovated or expanded commercial rental properties in Canada. Accordingly, Calloway has established an ongoing relationship with FirstPro and other developers. See "Access to Development Projects".

Growth Through Asset Management

Calloway believes that opportunities exist to increase cash flow of the Property Portfolio through value-added asset management and leasing activity. Calloway develops a leasing strategy for each property that reflects the nature of the property, its position within the marketplace, as well as prevailing and forecast economic conditions. To assist in implementing this strategy, Calloway utilizes and coordinates with the brokerage leasing community and retains appropriate agents on a best-in-class basis for each of the assets. Management expects that this strategy will maximize expansion and renewal opportunities and will involve aggressive, proactive leasing programs.

Calloway recognizes that renewal of existing tenant leases, as opposed to tenant replacement, often provides the best operating results as renewals minimize transaction costs associated with marketing, leasing and tenant improvements and avoids costs of renovation and interruptions in rental income resulting from periods of vacancy. Where existing tenants choose not to renew their lease, Calloway's proactive leasing function is designed to quickly identify replacement tenants at the best available market terms and lowest possible transaction costs.

ACCESS TO DEVELOPMENT PROJECTS

Calloway's relationship with FirstPro and other developers will assist Calloway in avoiding the hurdles associated with property development, including locating and buying attractive development sites, securing construction financing, obtaining development approvals, marketing and leasing a building in advance of and during construction and earning no return during the construction period.

Access to Development Projects on the Acquisition 1 Properties

Pursuant to the Development Agreements 1, Calloway has access to additional retail developments to be undertaken by FirstPro on the undeveloped lands associated with the Acquisition 1 Properties (the "Acquisition 1 Undeveloped Lands"). FirstPro has been granted the right until October 31, 2008 subject to FirstPro's option to extend for a further five year term (the "Acquisition 1 Earn-Out Period") to earn additional proceeds (the "Acquisition 1 Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "Acquisition 1 Earn-Out Event") on the Acquisition 1 Undeveloped Lands. Upon the occurrence of an Acquisition 1 Earn-Out Event, Calloway has agreed to pay the Acquisition 1 Earn-Out Proceeds to FirstPro. The formula used to calculate the Acquisition 1 Earn-Out Proceeds for any new development uses net rents from the new development less proposed management costs divided by a capitalization rate which in all cases exceeds the capitalization rate used to derive the portion of the purchase price allocated to the associated Acquisition 1 Property, with the result that in each instance the acquisition of a new development should be accretive to Calloway. FirstPro has been provided the right, at their option, to receive up to 40% of the Acquisition 1 Earn-Out Proceeds, in Units at a purchase price of $10.00 and $10.50 per Unit (not to exceed 199,475 Units and approximately 1,800,000 Units respectively).

As at December 31, 2005, based on current projected rents and on potential buildable square feet on the Acquisition 1 Undeveloped Lands, the Acquisition 1 Earn-Out Proceeds could equal approximately $31.7 million and result in the issuance of up to 1,120,709 additional Units to FirstPro. Calloway expects that it will raise approximately 60% of any Acquisition 1 Earn-Out Proceeds by issuing mortgages secured against the property it acquires or by way of advances under operating line facilities. In the event that FirstPro does not elect to take any portion of the Acquisition 1 Earn-Out Proceeds in Units, Calloway intends to raise such portion of the Acquisition 1 Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements which will be priced at the then current ten day weighted average trading price for Calloway Units, subject to at most a 15% discount. The pricing for such private placement will be subject to the approval of the Toronto Stock Exchange.

For the Acquisition 1 Earn-Out Period, FirstPro has entered into the Development Agreements 1 with Calloway with respect to the foregoing, including terms regarding the development of the Acquisition 1 Undeveloped Lands from Calloway on customary terms and conditions, and including the following:

(a) in consideration of a lease by FirstPro from Calloway of the Acquisition 1 Undeveloped Lands, FirstPro will pay Calloway an amount equal to 9% per annum, payable monthly, of the aggregate Acquisition 1 Undeveloped Lands value (as agreed between the parties in the initial purchase agreement), as reduced from time to time upon the occurrence of Acquisition 1 Earn-Out Events (the "Acquisition 1 Development Fee");

(b) Calloway has the option to cause FirstPro to repurchase any Acquisition 1 Undeveloped Lands (or portion thereof) at the Acquisition 1 Undeveloped Lands value (or portion thereof), to the extent that such Acquisition 1 Undeveloped Lands (or portion thereof) have not been the subject of a Acquisition 1 Earn-Out Event as at the end of the Acquisition 1 Earn-Out Period; and

(c) the obligation of FirstPro to pay the Acquisition 1 Development Fee and to repurchase any remaining Acquisition 1 Undeveloped Lands at the end of the Acquisition 1 Earn-Out Period is secured by Units of Calloway owned by FirstPro and having a value equivalent to the remaining Acquisition 1 Undeveloped Land value from time to time.

In addition to the acquisition of retail developments on the Acquisition 1 Undeveloped Lands as these projects are completed by FirstPro, Calloway hopes to have the opportunity to acquire additional new format retail developments from FirstPro. FirstPro's equity and board positions in Calloway may provide Calloway with an enhanced opportunity to access FirstPro divestures if and when they arise.

Access to Development Projects on the Acquisition 2-4B Properties

Pursuant to the Development Agreements 2, Development Agreements 3, Development Agreements 4A and Development Agreements 4B, Calloway has access to additional retail developments to be undertaken by the Partnership on the undeveloped lands associated with the Acquisition 2 Properties, Acquisition 3 Properties and Acquisition 4A Properties and by the Partnership II on the Acquisition 4B Properties (the "Acquisition 2-4B Undeveloped Lands"). The Partnership has been granted the right until February 16, 2009 with respect to the Acquisition 2 Properties, May 14, 2009 with respect to the Acquisition 3 Properties and November 30, 2009 with respect to the Acquisition 4A Properties, and the Partnership II has been granted the right until March 10, 2010 with respect to the Acquisition 4B Properties, subject to their option to extend for a further five year term (each such period referred to as an "Acquisition 2-4B Earn-Out Period") to earn additional proceeds (the "Acquisition 2-4B Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "Acquisition 2-4B Earn-Out Event") on the Acquisition 2-4B Undeveloped Lands. Upon the occurrence of an Acquisition 2-4B Earn-Out Event, Calloway has agreed to pay the Acquisition 2-4B Earn-Out Proceeds to the Partnership and the Partnership II, as applicable. The formula used to calculate the Acquisition 2-4B Earn-Out Proceeds for any new development uses net rents from the new development less proposed management costs divided by a capitalization rate which in all cases exceeds the capitalization rate used to derive the portion of the purchase price allocated to the associated property, with the result that in each instance the acquisition of a new development should be accretive to Calloway. The Partnership and the Partnership II, as applicable, have been provided the right, at their option, to receive up to 40% of the Acquisition 2-4B Earn-Out Proceeds, in Units at a purchase price of $14.00 per Unit for Acquisition 2-4B Undeveloped lands on the Acquisition 2 Properties, $15.25 per Unit for Acquisition 2-4B Undeveloped Lands on the Acquisition 3 Properties, $17.80 per Unit for Acquisition 2-4B Undeveloped lands on the Acquisition 4A Properties and $19.60 per Unit for Acquisition 2-4B Undeveloped Lands on the Acquisition 4B Properties.

As at December 31, 2005, based on current projected rents and on potential buildable square feet on the Acquisition 2-4B Undeveloped Lands, the Acquisition 2-4B Earn-Out Proceeds could equal approximately $107.3 million ($89.9 million, net of land) and result in the issuance of approximately 1,755,067 additional Units to the Partnership and the Partnership II. Calloway expects that it will raise approximately 60% of any Acquisition 2-4B Earn-Out Proceeds by issuing mortgages secured against the property it acquires. In the event that the Partnership or the Partnership II does not elect to take any portion of the Acquisition 2-4B Earn-Out Proceeds in Units, Calloway intends to raise such portion of the Acquisition 2-4B Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements which will be

priced at the then current ten day weighted average trading price for Calloway Units, subject to at most a 15% discount. The pricing for such private placement will be subject to the approval of the Toronto Stock Exchange.

For the Acquisition 2-4B Earn-Out Period, the Partnership and the Partnership II have entered into the Development Agreements 2, Development Agreements 3, Development Agreements 4A and Development Agreements 4B, with Calloway with respect to the foregoing, including terms regarding the development of the Acquisition 2-4B Undeveloped Lands from Calloway on customary terms and conditions.

In addition to the acquisition of retail developments on the Acquisition 2-4B Undeveloped Lands as these projects are completed by the Partnership and the Partnership II, Calloway hopes to have the opportunity to acquire additional new format retail developments from the Partnership and the Partnership II.

Access to Development Projects on the Acquisition 5 Properties

Pursuant to the Exchange Agreement Calloway has access to additional retail developments to be undertaken on certain of the Acquisition 5 Properties (the "Acquisition 5 Undeveloped Lands"). With respect to 11 of the Acquisition 5 Properties, the vendors will be granted the right for a period of five years (the "Acquisition 5 Earn-Out Period") to earn additional proceeds (the "Acquisition 5 Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "Acquisition 5 Earn-Out Event") on the applicable Acquisition 5 Undeveloped Lands. Upon the occurrence of an Acquisition 5 Earn-Out Event, Calloway has agreed to pay the Acquisition 5 Earn-Out Proceeds to the vendors of the applicable Acquisition 5 Property. The formula used to calculate the Acquisition 5 Earn-Out Proceeds for any new development uses net rents from the new development divided by the capitalization rate used to derive the portion of the purchase price allocated to the associated Acquisition 5 Property plus 12.5 basis points. An affiliate of FirstPro has been provided the right, at its option, to subscribe for either Units or Class B Units of Calloway LP in an amount of up to 40% of the Acquisition 5 Earn-Out Proceeds at a purchase price per Unit or Class B Unit equal to $20.10. Each Class B Unit issued as a result of an Acquisition 5 Earn-Out Event shall result in the cancellation of one Class C Unit of Calloway LP and the issuance of an additional Special Voting Unit of the Trust.

As at December 31, 2005, based on current projected rents and on potential buildable square feet on the 11 Acquisition 5 Properties, the Acquisition 5 Earn-Out Proceeds could be up to approximately $210.9 million ($172.9 million, net of land) and result in the issuance to FirstPro of up to 2,190,089 and 2,919,333 additional Units or Class B Units of Calloway LP, respectively (as well as additional Special Voting Units of the Trust equivalent to the number of Class B Units issued) at $20.10 per Unit or Class B Unit of Calloway LP. Calloway expects that it will raise approximately 60% of any Acquisition 5 Earn-Out Proceeds by issuing mortgages secured against the property it acquires.

In the event that FirstPro does not elect to subscribe for the full amount of Units or Class B Units of Calloway LP to which it is entitled, Calloway intends to raise such portion of the Acquisition 5 Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements or public offerings of such additional Units of Calloway, which will be priced at the then current ten day weighted average trading price for Units, subject to at most a 15% discount. The pricing for such private placement or public offering will be determined based on then prevailing market conditions and be subject to the approval of the Toronto Stock Exchange.

If an Acquisition 5 Earn-Out Event does not occur before the expiration of the Acquisition 5 Earn-Out Period (which may be extended by the vendors) with respect to a new building, Calloway will not be required to pay any Acquisition 5 Earn-Out Proceeds in connection with such new building and will be required to repay only 85% of the proceeds it borrowed from the vendors in relation to the acquisition and development of the centres attributable to such new building (including the amount owing under the mortgage, construction financing advances (if any) and interest thereon, all relative to the relevant Acquisition 5 Undeveloped Land).

With respect to 13 of the Acquisition 5 Properties, Calloway will conduct the development process. FirstPro has been provided the right, at its option, to subscribe for additional Units or Class B Units of Calloway LP at a purchase price per Unit or Class B Unit equal to $20.10 on the completion of any development of the 13 of the Acquisition 5 Properties (an "Acquisition 5 Development Event") for an aggregate amount of up to 40% of the value of such development ("Acquisition 5 Development Proceeds") where value will be determined in a manner similar to the determination of Acquisition 5 Earn-Out Proceeds. Each Class B Unit issued as a result of an Acquisition 5 Development Event shall

result in the cancellation of one Class C Unit and the issuance of an additional Special Voting Unit.

As at December 31, 2005, based on current projected rents and on potential buildable square feet on the 13 applicable Acquisition 5 Properties, the Acquisition 5 Development Proceeds could equal approximately $227.8 million ($160.1 million, net of land) and result in the issuance to FirstPro of up to 47,238 and 5,250,000 additional Units or Class B Units of Calloway LP, respectively (as well as additional Special Voting Units of the Trust equivalent to the number of Class B Units issued) at $20.10 per Unit or Class B Unit of Calloway LP Calloway expects it will raise approximately 60% of any Acquisition 5 Development Proceeds by issuing mortgages secured against the property on which it has completed a development.

In the event that FirstPro does not elect to take any portion of the Acquisition 5 Development Proceeds in Units or Class B Units, Calloway intends to raise such portion of the Acquisition 5 Development Proceeds by the issuance of Units pursuant to one or more private placements or public offerings of such additional Units of Calloway, which will be priced at the then current ten day weighted average trading price for Units, subject to at most a 15% discount. The pricing for such private placement or public offering will be determined based on then prevailing market conditions and be subject to the approval of the Toronto Stock Exchange.

Calloway and Calloway LP will issue a maximum of 2,500,000 additional Units and 8,500,000 Class B Units and the Trust will issue a maximum of 8,500,000 additional Special Voting Units to FirstPro in completing the acquisitions flowing from the Acquisition 5 Earn-Out Events and refinancing properties following Acquisition 5 Development Events. The precise number of additional Class B Units and Special Voting Units issued will be determined by the applicable trading price of Units (in the event that FirstPro does not elect to subscribe for the full number of the Acquisition 5 Earn-Out Proceeds or Acquisition 5 Development Proceeds in Class B Units to which it is entitled) and by the actual amount of the Acquisition 5 Earn-Out Proceeds or Acquisition 5 Development Proceeds which will be based on the actual net rents that FirstPro and Calloway are able to achieve in the development of the undeveloped land associated with the Acquisition 5 Properties.

OVERVIEW OF PROPERTY PORTFOLIO

General

As of December 31, 2005, the Property Portfolio consisted of 96 properties located in all of the provinces of Canada including:

a. 11 properties located in British Columbia;
b. 9 properties located in Alberta;
c. 2 properties located in Saskatchewan;
d. 3 properties located in Manitoba;
e. 47 properties located in Ontario;
f. 13 properties located in Quebec;
g. 1 property located in New Brunswick;
h. 4 properties located in Nova Scotia;
i. 1 property located in Prince Edward Island; and
j. 5 properties located in Newfoundland and Labrador.

The Property Portfolio is divided into only two segments of the real estate market: (i) retail properties; and (ii) industrial properties. As at December 31, 2005, approximately 99.09% of rental revenue was derived from retail properties containing an aggregate of 14,318,451 square feet and approximately 0.91% of rental revenue was derived from industrial properties containing an aggregate of 237,422 square feet. The occupancy rate for the Property Portfolio as at December 31, 2005 was 99.2%.

Information in the charts below is given as of December 31, 2005.


Gross Rental Revenue by Property Type
Other Retail
1.57%
Industrial
0.91%
Large Format
Unenclosed Retail
97.52%


Gross Revenue by Province
Saskatchewan
3.79%
Alberta
7.49%
British Columbia
12.02%
Manitoba
5.66%
Quebec
15.85%
New Brunswick
1.64%
Prince Edward
Island
1.04%
Newfoundland
3.80%
Ontario
46.57%
Nova Scotia
2.13%

The majority of the properties have been completed within the past 5 years. Each of the properties has been professionally managed and well maintained. The properties enjoy the benefits of strong locations and professional management and leasing practices, resulting in low vacancy, stable income and controlled expenses.

The following table summarizes the Property Portfolio as a whole as at December 31, 2005.

	Total
Number of Properties	96
Net Rentable Area (square feet) (excluding Undeveloped Lands)	14,555,873
Occupancy	99.2%
Average Net Rent in Place	$12.75

Retail Properties

The following table sets forth certain summary information as at December 31, 2005 with respect to the retail properties in the Property Portfolio:

Property	Location	Ownership Interest	Net Rentable Area [(1)]	Future Area [(1)]	Occupancy	Year Built	Year Acquired
Bakerview Power Centre	Abbotsford, BC	100%	91,267	5,000	96.36%	2002	2005
Courtenay Wal-Mart Centre	Courtenay, BC	100%	232,728	10,436	95.42%	2002	2004
Cranbrook Wal-Mart Centre	Cranbrook, BC	100%	128,973	14,880	100.00%	2002	2004
Kamloops Wal-Mart Centre	Kamloops, BC	100%	217,252	0	100.00%	2001	2004
New Westminster Wal-Mart Centre	New Westminster, BC	100%	290,696	129,541	100.00%	2004	2005
Prince George Wal-Mart Centre	Prince George, BC	100%	181,469	99,638	100.00%	2004	2005
Langley Wal-Mart Centre	Langley, BC	100%	326,031	3,527	100.00%	2002	2004
Vernon Wal-Mart Centre	Vernon, BC	100%	204,259	13,443	95.30%	2002	2004
Calgary Southeast Wal-Mart Centre	Calgary, AB	100%	215,301	3,819	100.00%	2005	2005
Crowchild Corner	Calgary, AB	100%	23,377	0	100.00%	1975	2000

Property	Location	Ownership Interest	Net Rentable Area [1]	Future Area [1]	Occupancy	Year Built	Year Acquired
Spruce Grove Wal-Mart Centre	Spruce Grove, AB	100%	60,790	4,481	100.00%	2002	2003
St. Albert Wal-Mart Centre	St. Albert, AB	100%	174,052	28,281	100.00%	2003	2004
Edmonton Northeast Wal-Mart Centre	Edmonton, AB	100%	214,559	39,952	100.00%	2002	2005
Lethbridge South Wal-Mart Centre	Lethbridge, AB	100%	190,943	60,980	100.00%	2002	2004
Lloyd Mall	Lloydminster, AB	100%	204,372	0	99.70%	1975	2002
Namao Centre	Edmonton, AB	100%	33,598	0	100.00%	2000	2003
Regina East Wal-Mart Centre	Regina, SK	100%	370,735	4,063	100.00%	2000	2005
Regina North Wal-Mart Centre	Regina, SK	100%	217,736	16,076	100.00%	2004	2004
Winnipeg Central Wal-Mart Centre	Winnipeg, MB	100%	52,456	4,510	100.00%	2004	2004
Winnipeg Southwest Wal-Mart Centre	Winnipeg, MB	100%	450,768	135,293	100.00%	2000	2005
Winnipeg West Wal-Mart Centre	Winnipeg, MB	100%	283,019	61,650	96.41%	2002	2004
Barrie South Wal-Mart Centre	Barrie, ON	100%	359,137	10,000	100.00%	1996	2005
Barrie North Wal-Mart Centre	Barrie, ON	100%	201,612	0	100.00%	2000	2004
Bolton Wal-Mart Centre	Bolton, ON	100%	183,146	0	100.00%	2004	2005
Brampton East Wal-Mart Centre	Brampton, ON	100%	224,947	97,990	100.00%	1999	2005
British Colonial Building	Toronto, ON	100%	17,559	0	82.54%	1985	2002
Burlington North Wal-Mart Centre	Burlington, ON	100%	41,798	27,804	100.00%	2004	2004
Cambridge Wal-Mart Centre	Cambridge, ON	100%	517,878	134,851	100.00%	2002	2005
Chatham Wal-Mart Centre	Chatham, ON	50%	91,638	34,620	98.55%	2004	2005
Cobourg Wal-Mart Centre	Cobourg, ON	100%	128,429	0	100.00%	2003	2004
Etobicoke Wal-Mart Centre	Etobicoke, ON	100%	293,735	5,000	100.00%	2004	2005
Ancaster Wal-Mart Centre	Ancaster, ON	100%	132,266	82,880	100.00%	1998	2003

Property	Location	Ownership Interest	Net Rentable Area [1]	Future Area [1]	Occupancy	Year Built	Year Acquired
Brampton East Centre	Brampton, ON	100%	34,523	1,225	100.00%	2002	2003
Brampton North Centre	Brampton, ON	100%	40,245	16,607	100.00%	2002	2003
Burlington/ QEW Centre	Burlington, ON	100%	103,902	74,501	100.00%	2002	2003
Scarborough/ 401 Centre	Scarborough, ON	100%	74,689	63,545	100.00%	2002	2003
Yonge Aurora Centre	Aurora, ON	100%	50,463	0	100.00%	2000	2003
Hanover Wal-Mart Centre	Hanover, ON	100%	10,122	16,430	100.00%	2005	2005
Huntsville Wal-Mart Centre	Huntsville, ON	100%	111,008	17,360	100.00%	2004	2005
Kapuskasing Wal-Mart Centre	Kapuskasing, ON	100%	65,683	45,623	100.00%	2000	2004
Kenora Wal-Mart Centre	Kenora, ON	100%	80,881	0	100.00%	2005	2005
London North Wal-Mart Centre	London, ON	50%	124,308	155,780	100.00%	2002	2005
London Argyle Wal-Mart Centre	London, ON	100%	366,149	17,037	100.00%	2000	2003
Markham Woodside Centre	Markham, ON	50%	162,901	0	100.00%	1996	2005
Markham Woodside Centre (II and III)	Markham, ON	50%	6,750	10,000	100.00%	2005	2005
Midland Wal-Mart Centre	Midland, ON	100%	5,789	101,665	100.00%	2005	2005
Mississauga (Erin Mills) Wal-Mart Centre	Mississauga, ON	60%	165,999	9,277	100.00%	2003	2005
Ottawa (South Keys) Wal-Mart Centre	Ottawa, ON	50%	233,691	0	100.00%	1998	2005
Owen Sound Wal-Mart Centre	Owen Sound, ON	100%	140,338	24,400	93.14%	2002	2004
Pembroke Wal-Mart Centre	Pembroke, ON	100%	11,247	0	100.00%	2003	2004
Pickering Wal-Mart Centre	Pickering, ON	60%	306,125	10,675	100.00%	2005	2005
Renfrew Wal-Mart Centre	Renfrew, ON	100%	9,471	9,300	100.00%	2005	2005
Sarnia Price Chopper Centre	Sarnia, ON	100%	79,743	0	100.00%	2002	2005

Property	Location	Ownership Interest	Net Rentable Area [1]	Future Area [1]	Occupancy	Year Built	Year Acquired
Scarborough Morningside Northwest Wal-Mart Centre	Scarborough, ON	100%	220,839	10,730	100.00%	2003	2005
St. Catharines Wal-Mart Centre	St. Catharines, ON	100%	358,202	3,548	93.19%	2002	2004
St. Thomas Wal-Mart Centre	St. Thomas, ON	100%	154,462	38,514	88.31%	2002	2004
Vaughan Sevenbridge Wal-Mart Centre	Vaughan, ON	100%	194,576	337,758	100.00%	2004	2005
Whitby North Wal-Mart Centre	Whitby , ON	100%	231,771	0	100.00%	2003	2005
Windsor Wal-Mart Centre	Windsor, ON	100%	197,588	36,230	94.61%	2003	2004
Woodbridge Centre	Woodbridge, ON	50%	211,883	3,350	100.00%	1996	2005
Woodstock Wal-Mart Centre	Woodstock, ON	100%	216,281	0	100.00%	2003	2004
Anjou Home Outfitters Centre	Anjou, QC	100%	42,431	0	100.00%	2001	2005
Drummondville Wal-Mart Centre	Drummondville, QC	100%	47,638	3,250	100.00%	2003	2005
Hull Wal-Mart Centre	Hull, QC	50%	122,682	0	100.00%	2000	2005
Laval West Wal-Mart Centre	Laval, QC	100%	550,776	0	100.00%	2001	2004
Montreal (Decarie) Wal-Mart Centre	Montreal, QC	50%	112,383	21,500	100.00%	2001	2005
Mascouche Wal-Mart Centre	Mascouche, QC	100%	352,361	15,500	98.87%	2002	2004
Saint-Jean Wal-Mart Centre	Saint Jean, QC	100%	157,643	115,528	100.00%	2002	2004
Valleyfield Wal-Mart Centre	Valleyfield, QC	100%	161,236	0	100.00%	2002	2004
Montreal North Wal-Mart Centre	Montreal, QC	100%	241,262	46,766	100.00%	2004	2005
Beauport Wal-Mart Centre	Beauport, QC	100%	174,271	0	100.00%	2003	2004
Rimouski Wal-Mart Centre	Rimouski, QC	100%	162,620	104,823	100.00%	2002	2004
Saint-Jerome Wal-Mart Centre	Saint-Jerome, QC	50%	51,093	30,017	100.00%	2005	2005

Property	Location	Ownership Interest	Net Rentable Area [1]	Future Area [1]	Occupancy	Year Built	Year Acquired
St. Constant Wal-Mart Centre	St. Constant, QC	100%	296,420	31,008	100.00%	2002	2005
Saint John Wal-Mart Centre	Saint John, NB	100%	266,476	4,642	100.00%	2003	2004
Bridgewater Wal-Mart Centre	Bridgewater, NS	100%	18,581	79,257	100.00%	2005	2005
Halifax Bayers Lake Centre	Halifax, NS	100%	155,377	0	100.00%	1998	2004
New Minas Wal-Mart Centre	New Minas, NS	100%	45,487	0	100.00%	2002	2003
Truro Wal-Mart Centre	Truro, NS	100%	118,458	23,300	94.84%	2002	2004
Charlottetown Wal-Mart Centre	Charlottetown, PEI	100%	188,955	33,900	100.00%	2002	2004
Corner Brook Wal-Mart Centre	Corner Brook, NFLD	100%	173,945	4,920	100.00%	2002	2004
St. John's (Kenmount) Wal-Mart Centre	St. John's, NFLD	50%	36,419	19,992	100.00%	2005	2005
St. John's (Stavanger) Wal-Mart Centre	St. John's, NFLD	100%	272,752	0	100.00%	2001	2005
St. John's (Mount Pearl) Centre	St. John's, NFLD	100%	243,031	7,459	100.00%	2002	2004
TOTAL			**14,318,451**	**2,574,132**	**99.22%**		

Note:

(1) Represents Calloway's interest in the net rentable area of the property.

Retail Development Properties	Location	Ownership Interest	Area Upon Completion	Year Built	Year Acquired
Dawson Creek Wal-Mart Centre	Dawson Creek, BC	100%	63,000	2003	2005
Quesnel Wal-Mart Centre	Quesnel, BC	100%	89,810	2003	2005
Cambridge North Centre	Cambridge, ON	100%	47,009	2002	2005
Dunnville Wal-Mart Centre	Dunnville, ON	100%	104,323	under development	2005
Fort Erie Wal-Mart Centre (1)	Fort Erie, ON	100%	17,705	2006	2005
London Northwest Centre (1)	London, ON	100%	173,347	2004	2005
Napanee Wal-Mart Centre	Napanee, ON	100%	123,349	2006	2005
St. Catharines North Centre	St. Catharines, ON	100%	134,359	under development	2005
Welland Wal-Mart Centre	Welland, ON	100%	258,270	2005	2005
Gander Wal-Mart Centre	Gander, NFLD	100%	182,302	2005	2005
TOTAL			**1,193,474**		

Note:
(1) Cash and Class B Units are held in escrow pending the closing of two of the above properties.

Industrial Properties

The following table sets forth certain summary information as at December 31, 2005 with respect to the industrial properties in the Property Portfolio:

Property	Location	Ownership Interest	Net Rentable Area [(1)]	Future Area [(1)]	Occupancy	Year Built [(2)]	Year Acquired
Airtech Centre	Vancouver, BC	100%	112,744	0	100.00%	1985	2002
Canadian Commercial Centre	Calgary, AB	100%	124,678	0	100.00%	1966	2002
TOTAL			**237,422**		**100.00%**		

Notes:
(1) Represents Calloway's interest in the net rentable area of the property.
(2) Refers to year in which the facility was built or retrofit.

Tenant Mix

The following table illustrates the top ten tenants for the Property Portfolio as at December 31, 2005 in terms of their percentage contribution to gross rental revenues of the Property Portfolio:

Tenant	Percentage of Gross Rental Revenues
Wal-Mart	30.5%
Reitmans Group of Companies	3.8%
Best Buy / Future Shop	3.6%
Mark's Work Wearhouse	3.5%
Winners	3.4%
HBC	2.9%
Sobeys / IGA	2.8%
Staples / Business Depot	2.2%
Cara Restaurants	1.8%
Reno Depot	1.6%
TOTAL	**56.1%**

Occupancy Rates

Overall, the Property Portfolio has experienced high occupancy rates. The occupancy rate for the Property Portfolio was 99.2% as at December 31, 2005.

The following table summarizes the lease maturities for the Property Portfolio as at December 31, 2005.

Expiries by Year, Area	Area	% of Total Area
2006	230,508	1.58%
2007	285,002	1.96%
2008	396,721	2.73%
2009	335,585	2.31%
2010	684,205	4.70%
Beyond	12,512,267	85.96%
Vacant	111,585	0.77%
TOTAL	**14,555,873**	**100.00%**

Financing

The following table summarizes the principal mortgage debt repayments (excluding capital lease obligations) on Calloway's portfolio of income producing properties (assuming debt is not renewed on maturity) as at December 31, 2005:

Term Facilities	Payments of Principal ($)	Debt Maturing During Year ($)	Total ($)	% of Total	Weighted Average Interest Rate
Term Facilities					
2006	23,071,150	11,642,661	34,713,811	2.42%	7.14%
2007	24,035,047	1,336,576	25,371,623	1.77%	6.18%
2008	25,395,349	3,831,593	29,226,942	2.04%	6.16%
2009	26,279,662	34,682,328	60,961,990	4.26%	5.88%

Term Facilities	Payments of Principal ($)	Debt Maturing During Year ($)	Total ($)	% of Total	Weighted Average Interest Rate
2010	27,161,456	24,070,476	51,231,932	3.58%	6.29%
2011	27,727,236	60,054,620	87,781,856	6.13%	6.56%
2012	26,620,319	13,872,792	40,493,111	2.83%	6.01%
2013	25,245,451	93,362,126	118,607,576	8.28%	6.56%
2014	24,379,111	80,521,950	104,901,061	7.33%	5.96%
2015	23,266,637	82,324,167	105,590,804	7.37%	6.06%
2016	22,841,573	51,891,340	74,732,913	5.22%	5.74%
2017	21,691,142	87,789,411	109,480,553	7.65%	5.69%
2018	16,821,511	48,674,307	65,495,817	4.57%	6.06%
2019	13,712,420	67,166,089	80,878,509	5.65%	5.92%
2020	8,706,499	50,591,202	59,297,701	4.14%	5.42%
2021	6,175,547	-	6,175,547	.43%	5.70%
Thereafter	12,269,137	52,027,819	64,296,956	4.49%	5.69%
Development and Revolving Operating Facilities					
2006	-	88,992,601	88,992,601	6.22%	2.85%
2007	-	-	-	-	-
2008	-	-	-	-	-
2009	-	956,000	956,000	.07%	4.50%
Debentures					
2006	-	-	-	-	-
2007	-	-	-	-	-
2008	-	-	-	-	-
2009	-	-	-	-	-
2010	-	200,000,000	200,000,000	13.97%	4.51%
2011	-	-	-	-	-
2012	-	-	-	-	-
2013	-	-	-	-	-
2014	-	22,674,000	22,674,000	1.58%	6.00%
TOTAL	**355,399,245**	**1,076,462,057**	**1,431,861,302**	**100.00%**	**5.64%**
Mark-to-market adjustment			**20,219,032**		
			1,452,080,334		

Debt (excluding Convertible Debentures) as a percentage of Gross Book Value	54.01%
Debt (including Convertible Debentures) as a percentage of Gross Book Value	54.87%
Weighted average interest rate (including adjustment for mark-to-market amortization of assumed term debt on acquisition)	5.56%
Weighted average interest rate (excluding adjustment for mark-to-market amortization of assumed term debt on acquisition)	5.64%

Note:

(1) An income property was acquired under the terms of a 35 year lease. A single payment of $39.0 million was made on October 31, 2003 and a payment of $10.0 million is due at the end of the lease to exercise a purchase option. The net present value of the purchase option payment is $496,000 at an inherent interest rate of 9.18%, as at December 31, 2005.

ASSETS OF CALLOWAY

A description of each of the properties in the Property Portfolio is set out below:

British Columbia

Airtech Centre, 6020 Russ Baker Way, Vancouver, British Columbia

This property is an office/warehouse building located near Vancouver International Airport. Calloway has acquired a crown lease for this property, which expires on December 31, 2011 and contains a 10 year renewal option. The property is leased to several prominent tenants and consists of 112,744 square feet of rentable space with an additional 2.2 acres of development land.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
MTU Maintenance	50,193	44.52%	37.64%
Amre Supply Co.	10,958	9.72%	8.73%
William R. Rutherford	10,823	9.60%	12.25%

Bakerview Power Centre, 1425 Sumas Way, Abbotsford, British Columbia

This retail property is located in Abbotsford, British Columbia and consists of 91,267 square feet of leasable area. A 43,088 square foot Sears Canada and a 31,930 square foot Home Outfitters anchor the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Sears Canada	43,088	47.21%	41.25%
HBC Home Outfitters	31,930	34.99%	39.16%

Courtenay Wal-Mart Centre, 3199 Cliffe Avenue, Courtenay, British Columbia

Courtenay Wal-Mart Centre is located on 23.47 acres at the northwest corner of Anfield Road and Cliffe Avenue in Courtenay, British Columbia. A 106,642 square foot Wal-Mart anchors the centre. The centre also includes national tenants Winners, Staples/ Business Depot, , Best Buy (Future Shop), Mark's Work Wearhouse, Payless Shoes, and Reitmans. A further 10,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,642	45.82%	39.81%
Winners	27,441	11.79%	11.75%
Staples	22,956	9.86%	10.53%
Best Buy (Future Shop)	20,063	8.62%	10.46%

Cranbrook Wal-Mart Centre, 2100 Willowbrook Drive, Cranbrook, British Columbia

Cranbrook Wal-Mart Centre is located on 15.85 acres at the southeast quadrant of 22nd Street North and Theatre Road in Cranbrook, British Columbia. The centre is anchored by a 107,158 square foot Wal-Mart. Shadow anchors include a

142,877 square foot Real Canadian Superstore (Loblaws) and a 42,679 square foot Home Hardware. The centre also includes national tenants Tim Hortons, Penningtons, and Payless Shoesource. An additional 14,880 square feet of future development potential remains on undeveloped lands. The site can accommodate a 40,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,158	83.09%	69.25%
Mark's Work Wearhouse	8,004	6.21%	9.50%
Reitmans o/a Penningtons	4,510	3.50%	5.16%

Dawson Creek Wal-Mart Centre, Dawson Creek, British Columbia

Dawson Creek Wal-Mart Centre is a development property that is situated on approximately 5.78 acres at the intersection of Highway 2 and 8th Street in Dawson Creek, British Columbia. A Wal-Mart is currently operating on lands adjacent to the centre. The site has been zoned for commercial uses and has approximately 63,000 square feet of developable area.

Kamloops Wal-Mart Centre, 1055 Hillside Drive, Kamloops, British Columbia

Kamloops Wal-Mart Centre is located on 20.54 acres at the southeast corner of McGill Road and Notre Dame Drive in Kamloops, British Columbia. A 128,609 square foot Wal-Mart anchors the Centre. The balance of the completed centre of 88,643 square feet includes national tenants Michaels, Pier 1, Reitmans, Sleep Country and Montana's. In addition to this, a 42,161 square foot Save on Foods store also operates on the property as a shadow anchor.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,609	59.20%	48.24%
Michaels	20,655	9.51%	10.89%
Lordco Auto Parts	20,383	9.38%	7.24%

Langley Wal-Mart Centre, 20202 66th Avenue, Langley, British Columbia

Langley Wal-Mart Centre is located on 27.81 acres at the southwest corner of 66th Avenue and 203rd Street in Langley, British Columbia. The centre is anchored by a 129,311 square foot Wal-Mart, a 40,145 square foot Home Outfitters, a 37,595 square foot London Drugs and a 30,535 square foot Best Buy. Other national tenants include Moores, Everything for a Dollar, Payless Shoesource, Wendy's, Reitmans and Subway. The centre has 3,500 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchors include a 130,000 square foot Home Depot and a 42,161 square foot Save on Foods store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,311	39.66%	26.91%
HBC Home Outfitters	40,145	12.31%	12.35%
London Drugs	37,595	11.53%	13.19%
Best Buy	30,535	9.37%	9.61%

New Westminster Wal-Mart Centre, 800 Boyd Street, New Westminster, British Columbia

New Westminster Wal-Mart Centre is currently a 290,696 square foot development that is situated on approximately 35.06 acres at the intersection of Boyd Street and Queensborough Bridge in New Westminster, British Columbia. A 131,770 square foot Wal-Mart store anchors the site. Other national tenants include Home Outfitters, Best Buy, and Petcetera. Approximately 129,541 square feet of development potential remains on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	131,770	45.33%	29.90%
HBC Home Outfitters	28,292	9.73%	10.25%
Best Buy	26,106	8.98%	8.68%
Petcetera	10,950	3.77%	4.19%

Prince George Wal-Mart Centre, 6565 Southridge Avenue, Prince George, British Columbia

Prince George Wal-Mart Centre is currently a 181,469 square foot development that is situated on approximately 31.42 acres at the intersection of Yellowhead Highway 16 West and Domano Boulevard in Prince George, British Columbia. A 133,020 square foot Wal-Mart store anchors the site. Shadow anchors include a 96,076 square foot Canadian Tire and a 108,171 square foot Home Depot immediately adjacent to the site. Other national tenants include Mark's Work Wearhouse, Hallmark and Reitmans. Approximately 99,638 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	133,020	73.30%	57.97%
Mark's Work Wearhouse	12,650	6.97%	9.81%
Reitmans	4,996	2.75%	3.64%

Quesnel Wal-Mart Centre, Quesnel, British Columbia

Quesnel Lands is a development property that is situated on approximately 8.29 acres at Cariboo Highway and Maple Drive in Quesnel, British Columbia. The site has been zoned for commercial uses and has approximately 89,810 square feet of developable area. A Wal-Mart is currently in operation on lands immediately adjacent to the site.

Vernon Wal-Mart Centre, 2200 58th Avenue, Vernon, British Columbia

Vernon Wal-Mart Centre is located on 24.14 acres on the southeast quadrant of Highway 97 and 27th Street in Vernon, British Columbia. The centre is anchored by a 107,655 square foot Wal-Mart. Other tenants include Future Shop, Value Village, Mark's Work Wearhouse, Reitmans, Sleep Country, and Tim Hortons. The centre has approximately 37,500 square feet of development potential remaining on undeveloped lands. The site can accommodate a 40,000 square foot expansion of the Wal-Mart store. Rona occupies a 50,300 square foot store adjacent to the site (on 6.89 acres not owned by Calloway).

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,655	52.71%	44.70%
Best Buy (Future Shop)	19,906	9.75%	12.30%

Value Village	18,855	9.23%	10.20%
Mark's Work Wearhouse	8,608	4.21%	6.39%

Alberta

Calgary Southeast Wal-Mart Centre, 4705 - 130th Avenue Southeast, Calgary, Alberta

Calgary Southeast Wal-Mart Centre is currently a 215,301 square foot development that is situated on approximately 19.94 acres at the intersection of Deerfoot Trail and 130th Avenue Southeast in Calgary, Alberta. A 130,032 square foot Wal-Mart store and a 39,047 square foot London Drugs location anchor the site. Other national tenants include Mark's Work Wearhouse, Penningtons and Reitmans Approximately 3,819 square feet of development potential remains and the site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,032	60.40%	40.86%
London Drugs	39,047	18.14%	23.21%
Mark's Work Wearhouse	12,614	5.86%	8.81%

Canadian Commercial Centre, 7605 Flint Road SE, Calgary, Alberta

This showroom/industrial property consists of three buildings totalling 124,678 square feet and is located in south Calgary just off of MacLeod Trail.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
The Winroc Corp.	26,028	20.88%	21.96%
Grafton West	21,550	17.28%	16.62%
Laserquest	12,781	10.25%	11.41%

Crowchild Corner, 2439 – 54th Avenue SW, Calgary, Alberta

This 23,377 square foot retail centre is located on Crowchild Trail in southwest Calgary. The property consists of a single story "L" shaped building with 119 parking stalls and a good tenant mix including, among others, Kentucky Fried Chicken, Mac's Convenience Store and Re/Max House of Real Estate.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Remax	8,175	34.97%	36.54%

Edmonton Northeast Wal-Mart Centre, 13703 – 40th Street Northwest, Edmonton, Alberta

Edmonton Northeast Wal-Mart Centre is currently a 214,559 square foot development that is situated on approximately 23.35 acres at 137th Avenue and 40th Street Northwest in Edmonton, Alberta. A 130,718 square foot Wal-Mart store and a 23,927 square foot Michaels anchor the site. National tenants include Reitmans, Penningtons and Blockbuster. Approximately 40,000 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,718	60.92%	43.71%
Michaels	23,927	11.15%	13.35%
Reitmans o/a Penningtons	5,475	2.55%	3.40%

St. Albert Wal-Mart Centre, 700 St. Albert Road, St. Albert, Alberta

St. Albert Wal-Mart Centre is situated on 21.28 acres at the northwest corner of St. Albert Road and Villeneuve Road in St. Albert, Alberta. The centre is surrounded by residential subdivisions to the south and west. The centre is anchored by a 128,159 square foot Wal-Mart National tenants include Mark's Work Wearhouse, Tim Hortons, First Choice Haircutters, EB Games, Quiznos, and Extreme Pita. An additional 28,281 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchors include a 48,664 square foot Save on Foods store and a 43,073 square foot Totem Building Supplies.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,159	73.63%	52.40%
Mark's Work Wearhouse	14,200	8.16%	12.79%

Namao Centre, 16620 – 95th Street, Edmonton, Alberta

This 33,600 square foot multi-tenant strip retail centre is tenanted by Shoppers Drug Mart and Blockbuster Video. The asset consists of 33,600 square feet of rentable space. Shadow-anchors include IGA and Rona.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Shoppers Drug Mart	10,861	32.33%	29.29%
Blockbuster	5,038	14.99%	14.65%

Lethbridge South Wal-Mart Centre, 3700 Mayor Magrath Drive South, Lethbridge, Alberta

Lethbridge South Wal-Mart Centre is located on 28.35 acres at the northwest corner of 28th Street South and Highway 5 in Lethbridge, Alberta. A 128,477 square foot Wal-Mart anchors the property in addition to a shadow anchor of a 95,000 square foot Home Depot. The centre is also tenanted by Mark's Work Wearhouse, Tony Roma's, Sleep Country, Payless Shoes, Reitmans, and Moores. Approximately 60,980 square feet of future development potential remains on undeveloped lands. The site can accommodate a 65,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,477	67.29%	48.23%
Mark's Work Wearhouse	12,813	6.71%	9.00%
Tony Roma's	6,237	3.27%	6.85%
Reitmans o/a Addition-Elle	6,004	3.14%	4.75%

Lloyd Mall, 5211 – 44th Street, Lloydminster, Alberta

This retail property is an enclosed mall located in Lloydminster, Alberta anchored by Zellers, Sears and Canada Safeway. The Lloydminster market has traditionally been the destination retail shopping market for an expansive trade area. The asset consists of 204,372 square feet of rentable space.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
HBC Zellers	67,341	32.95%	11.40%
Sears Canada	40,536	19.83%	5.36%
Safeway	31,791	15.56%	4.35%
Shoppers Drug Mart	9,171	4.49%	9.13%

Spruce Grove Wal-Mart Centre, 96 Campsite Road, Spruce Grove, Alberta

Spruce Grove Wal-Mart Centre is located at the southeast corner of Campsite Road and Highway 16 (Trans Canada Highway) in Spruce Grove, Alberta. The 6.5 acre site includes approximately 65,000 square feet of new format retail space with tenants such as Mark's Work Wearhouse, Payless ShoeSource, Domino's Pizza and Subway. The centre is shadow-anchored by a newly constructed 106,000 square feet Wal-Mart.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Mark's Work Wearhouse	11,153	18.35%	16.81%
Dollar Giant	9,633	15.85%	14.72%
East Side Mario's	5,226	8.60%	10.28%
Reitmans	5,118	8.42%	7.41%

Saskatchewan

Regina East Wal-Mart Centre - 2150 Prince of Wales Drive, Regina, Saskatchewan

Regina East Wal-Mart Centre is currently a 370,735 square foot development that is situated on approximately 31.33 acres at the intersection of Quance Street and Prince of Wales Drive in Regina, Saskatchewan. A 129,094 square foot Wal-Mart store, a 53,864 square foot Winners, a 39,831 square foot London Drugs, a 33,171 square foot Home Outfitters, a 25,668 square foot Best Buy and a 23,597 square foot Michaels anchor the site. Other national tenants include Penningtons, Reitmans and East Side Mario's. Approximately 4,063 square feet of development potential remains on the site. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchows include a 130,000 square foot Real Canadian Superstore (a Loblaws owned grocery chain) as well as an 88,681 square foot Rona Home and Garden.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,094	34.82%	22.77%
Winners	53,864	14.53%	15.06%
London Drugs	39,831	10.74%	12.66%
HBC Home Outfitters	33,171	8.95%	10.40%
Best Buy	25,668	6.92%	7.79%
Michaels	23,597	6.36%	7.39%

Regina North Wal-Mart Centre –3939 Rochdale Boulevard, Regina, Saskatchewan

Regina North Wal-Mart Centre is located on 23.21 acres at the southeast corner of Rochdale Boulevard and Pasqua Road in Regina, Saskatchewan. The centre is anchored by a 127,862 square foot Wal-Mart, and a 42,636 square foot IGA. A further 16,076 square feet of future development potential remains on undeveloped lands. Other national tenants include Mark's Work Wearhouse, and TD Canada Trust. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,862	58.72%	39.99%
Sobeys/ IGA	42,636	19.58%	26.86%
Mark's Work Wearhouse	12,522	5.75%	8.20%
TD Canada Trust	8,041	3.69%	7.54%

Manitoba

Winnipeg West Wal-Mart Centre, 3655 Portage Avenue, Winnipeg, Manitoba

Winnipeg West Wal-Mart Centre is located on 33.37 acres on the northeast corner of Portage Avenue and Knox Boulevard in Winnipeg, Manitoba. The centre consists of approximately 283,019 square feet of large format, unenclosed retail space anchored by a 128,104 square foot Wal-Mart and a 43,042 square foot Sobey's/IGA The balance is leased to national tenants including Winners, Mark's Work Wearhouse, Shoppers Drug Mart, Reitmans, Addition-Elle, and First Choice Haircutters. There is also approximately 61,650 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. A 75,240 square foot Canadian Tire also shadow-anchors the centre.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,104	45.26%	36.14%
Sobeys/ IGA	43,042	15.21%	18.25%
Winners	27,927	9.87%	9.87%
Shoppers Drug Mart	10,230	3.61%	5.10%

Winnipeg Central Wal-Mart Centre, 1001 Empress Street, Winnipeg, Manitoba

Winnipeg Central Wal-Mart Centre is currently a 33,937 square foot development that is situated on approximately 14.01 acres at the intersection of Empress Street and Ellice Avenue in Winnipeg, Manitoba. National tenants include Golf Town and CIBC. Approximately 4,510 square feet of development potential remains on the site. The site is shadow-anchored by a 124,410 square foot Wal-Mart store on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Golf Town	17,035	32.47%	25.68%
CIBC	16,869	32.16%	37.34%
Petcetera	11,130	21.22%	20.08%

Winnipeg Southwest Wal-Mart Centre, 1665 Kenaston Boulevard, Winnipeg, Manitoba

Winnipeg Southwest Wal-Mart Centre is currently a 450,768 square foot centre that is situated on approximately 48.22 acres at the intersection of Kenaston Boulevard and McGillvray Boulevard in Winnipeg, Manitoba. A 129,298 square foot Wal-Mart store, a 47,374 square foot Safeway, and a 39,429 square foot Home Outfitters anchor the site. Other national tenants include Winners, Danier, Roots, and Reitmans. Approximately 135,293 square feet of development potential remains and a 65,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,298	28.68%	17.88%
Safeway	47,374	10.51%	11.46%
HBC Home Outfitters	39,429	8.75%	9.12%
Winners Home Sense	25,997	5.77%	6.11%

Ontario

Ancaster Wal-Mart Centre, 1051 Highway 53 West, Hamilton, Ontario

The Ancaster Wal-Mart Centre is located on 31.3 acres at the northwest corner of Highway #53 and Shaver Road in the City of Hamilton, Ontario. The centre is anchored by an 111,205 square foot Wal-Mart store (on 13 acres). Approximately 10 acres remain to be developed. The site can accommodate an expansion of the Wal-Mart and Canadian Tire stores by approximately 40,000 and 22,000 square feet, respectively. The property is shadow-anchored by a 50,000 square foot Canadian Tire store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	111,205	84.08%	72.23%
A Passion for Living	3,742	2.83%	4.45%
Everything for a Dollar	3,050	2.31%	3.72%

Barrie North Wal-Mart Centre, 450 Bayfield Street North, Barrie, Ontario

Barrie North Wal-Mart Centre is located on 19.86 acres at the northwest corner of Livingstone Street West and Bayfield Street North in Barrie, Ontario. The centre is anchored by a 128,548 square foot Wal-Mart store and a 22,030 square foot Old Navy. The balance of the completed centre totalling 51,034 square feet is leased to many national tenants including Reitmans, Payless Shoes, Kelsey's, First Choice Haircutters, Bonnie Togs and McDonald's. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. An 81,373 square foot Zehrs also shadow-anchors the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,548	63.76%	41.70%
Old Navy	22,030	10.93%	14.16%
Bonnie Togs	10,017	4.97%	7.31%
Reitmans o/a Addition-Elle	9,046	4.49%	6.58%

Barrie South Wal-Mart Centre, 35 Molson Park Drive, Barrie, Ontario

Barrie South Wal-Mart Centre is currently a 359,137 square foot development that is situated on approximately 32.77 acres at Highway 400 and Molson Park Drive in Barrie, Ontario. A 126,165 square foot Wal-Mart and a 58,562 square foot Sobey's anchor the site. National tenants include Winners, Michael's, and Mark's Work Wearhouse. Approximately 10,000 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	126,165	35.13%	22.85%
Sobeys	58,562	16.31%	15.91%
Winners	31,516	8.78%	7.06%
Michaels	20,053	5.58%	5.83%
Petsmart	19,038	5.30%	7.11%
La-Z-Boy	17,651	4.91%	6.09%

Bolton Wal-Mart Centre, 150 McEwan Drive East, Bolton, Ontario

Bolton Wal-Mart Centre is currently an 183,146 square foot development that is situated on approximately 18.87 acres at Highway 50 (Queen Street) and McEwan Drive East in Bolton, Ontario. A 109,639 square foot Wal-Mart store anchors the centre. Tenants include Mark's Work Warehouse, Reitmans and LCBO locations. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store. Construction on an approximately 160,000 square foot Loblaws store is expected to be commenced on lands immediately adjacent to the site in 2006.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	109,639	59.86%	43.10%
LCBO	8,542	4.66%	6.53%
Mark's Work Wearhouse	7,956	4.34%	6.27%
Reitmans	5,953	3.25%	3.77%

Brampton East Centre, 2870 Queen Street East, Brampton, Ontario

Brampton East Centre is located at the northwest corner Highway 7 and Airport Rd. in Brampton, Ontario. The property is approximately 4 acres, and its tenants include a retail/service centre of 34,523 square feet with another 1,225 square feet of developable area remaining. A 127,000 square foot Rona Home Improvement and a 91,250 square foot Canadian Tire store on lands adjacent to the site shadow-anchors the shopping centre.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
The Beer Store	5,693	16.49%	15.78%
Cara o/a Kelsey's	5,407	15.66%	14.82%

Brampton East Wal-Mart Centre, 30 Coventry Road, Brampton, Ontario

Brampton East Wal-Mart Centre is currently a 224,947 square foot development that is situated on approximately 32.74

acres at the intersection of Queen Street (Highway 7) and Airport Road in Brampton, Ontario. A 130,702 square foot Wal-Mart store anchors the site. Other national tenants include Winners, Staples / Business Depot and Mark's Work Wearhouse. Approximately 97,990 square feet of development potential remains on the site. The site can also accommodate a 50,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,702	58.10%	45.52%
Winners	28,500	12.67%	12.67%
Staples	27,469	12.21%	12.86%
Mark's Work Wearhouse	11,763	5.23%	7.13%

Brampton North Centre, 55 Mountainash Road, Brampton, Ontario

Brampton North Centre is located at the northeast corner of Bovaird Road and Mountainash Road in Brampton, Ontario. The centre is adjacent to the separately owned Springdale Square (which comprises of approximately 106,000 square feet anchored by Fortino's). The centre will accommodate 56,852 square feet on approximately 5.4 acres, which currently includes a 10,244 square foot Shoppers Drug Mart.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Shoppers Drug Mart	10,244	25.45%	21.21%
Empire D	10,178	25.29%	28.20%

British Colonial Building, 8 Wellington Street East, Toronto, Ontario

This property is an office retail property prominently located in downtown Toronto at the intersection of Wellington and Yonge Streets. The property is a heritage building, originally constructed in 1875 and most recently renovated in 1997. The property consists of 17,559 square feet of net rentable space.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Navigator Limited	9,004	51.28%	61.39%
Irish Embassy Pubs Inc.	4,248	24.19%	33.43%

Burlington North Wal-Mart Calloway Centre, 4515 Dundas Street, Burlington, Ontario

Burlington North Wal-Mart Calloway Centre is currently a 36,787 square foot development that is situated on approximately 25.83 acres at Appleby Line and Highway 5 in Burlington, Ontario. National tenants include Reitmans, Boston Pizza and Moores. Approximately 27,804 square feet of development potential remains on the site. The site is shadow-anchored by a 129,663 square foot Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Reitmans	6,002	14.36%	11.99%
Boston Pizza	5,789	13.85%	9.74%

Moores	5,555	13.29%	12.53%

Burlington / QEW Centre, 3050 Davidson Court, Burlington, Ontario

Burlington / QEW Centre is situated on 23 acres at the corner of Guelph Line and Davidson Court, directly off the QEW interchange in Burlington, Ontario. The site includes Future Shop, Staples, Lee Valley Tools, Sears and Montana's restaurant. The remaining 74,501 square feet of developable area will be completed as leasing occurs. A 130,000 square foot Home Depot currently shadow-anchors the property.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Best Buy (Future Shop)	30,323	29.18%	31.16%
Staples	25,519	24.56%	22.25%
Lee Valley Tools	18,386	17.70%	11.66%
Sears Canada	13,436	12.93%	13.64%

Cambridge North Centre, Cambridge, Ontario

Cambridge North Centre is a development property that is situated on approximately 4.73 acres at the intersection of Hespeler Road and Pinebush Road (south side) in Cambridge, Ontario. The site has been zoned for commercial uses and has approximately 47,019 square feet of developable area. The site is contiguous with existing, owner operated Home Depot and Sam's Club locations. Directly across Pinebush Road (on the north side) is Calloway REIT's Cambridge Wal-Mart Centre. Cambridge Wal-Mart Centre is a 518,080 square foot development that is anchored by Wal-Mart and RONA as well as an owner operated Canadian Tire.

Cambridge Wal-Mart Centre, 22 Pinebush Road, Cambridge, Ontario

Cambridge Wal-Mart Centre is currently a 517,878 square foot development that is situated on approximately 67.85 acres at the intersection of Highway 401 and Hespeler Road (Highway 24) in Cambridge, Ontario. A 105,315 square foot Wal-Mart store and a 125,077 square foot RONA anchor the site. Other national tenants include Staples / Business Depot, Old Navy and Future Shop. Approximately 134,851 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. A 39,720 square foot Canadian Tire is operating on lands immediately adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Reno Depot/ Rona	125,077	24.15%	21.01%
Wal-Mart	105,315	20.34%	12.93%
Linens n' Things	35,700	6.89%	8.13%
Staples	25,645	4.95%	4.43%
Michaels	23,991	4.63%	4.88%
Best Buy (Future Shop)	23,731	4.58%	4.81%
Old Navy	22,190	4.28%	4.56%

Chatham Wal-Mart Centre, 801 St. Clair Street, Chatham, Ontario

Chatham Wal-Mart Centre is currently a 183,276 square foot development that is situated on approximately 24.87 acres at the intersection of St. Clair Street and Pioneer Line in Chatham, Ontario. A 132,805 square foot Wal-Mart store anchors the site. Other national tenants include Winners, Dollarama and BMO. Approximately 34,620 square feet of development potential remains and a 50,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. An 89,000 square foot Zehr's (Loblaws) store is currently under construction on lands immediately adjacent to the site which will replace an existing 65,653 square foot store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	132,805	72.46%	67.64%
Winners	22,000	12.00%	11.10%
Dollarama	10,600	5.78%	4.71%
Bank of Montreal	4,758	2.60%	4.19%

Cobourg Wal-Mart Centre, 73 Strathy Road, Cobourg, Ontario

Cobourg Wal-Mart Centre is currently a 128,429 square foot development that is situated on approximately 19.86 acres at Highway 2 and Strathy Road in Cobourg, Ontario. A 110,520 square foot Wal-Mart store anchors the site. Other national tenants include Swiss Chalet and East Side Mario's. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store. An 80,000 square foot Loblaws is expected to be built on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	110,520	86.06%	69.38%
Cara o/a Swiss Chalet	5,754	4.48%	10.35%

Dunnville Wal-Mart Centre, Dunnville, Ontario

Dunnville Wal-Mart Centre is a development property that is situated on approximately15.64 acres at Taylor Road between the intersection of Main Street and Forkes Road in Dunnville, Ontario. The site has approximately 104,323 square feet of developable area. A major anchor has given its approval for the potential purchase of a parcel covering approximately 11.41 acres.

Etobicoke Wal-Mart Centre, 165 North Queen Street, Etobicoke, Ontario

Etobicoke Wal-Mart Centre is currently a 293,735 square foot development that is situated on approximately 23.72 acres at North Queen Street and The Queensway in Etobicoke, Ontario. A 131,730 square foot Wal-Mart and a 35,327 square foot Best Buy anchor the site. National tenants include Linens 'N Things, Old Navy, and Mark's Work Wearhouse. A Home Depot that is approximately 135,000 square feet operates on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	131,730	44.85%	28.01%
Best Buy	35,327	12.03%	15.85%
Linens n' Things	32,534	11.08%	13.91%
Old Navy	15,340	5.22%	6.19%
Mark's Work Wearhouse	13,838	4.71%	6.23%

Fort Erie Wal-Mart Centre, Fort Erie, Ontario

Fort Erie Wal-Mart Centre is a development property that is situated on approximately 1.68 acres at the intersection of Garrison Road and Thompson Road in Fort Erie, Ontario. The site has been zoned for commercial uses and has approximately 17,705 square feet of developable area. Both Wal-Mart and No-Frills (Loblaws) are currently operating on lands immediately adjacent to the site. The Wal-Mart store site can accommodate 30,000 square feet of expansion.

Hanover Wal-Mart Centre, 1100 10th Street, R.R #1 Hanover, Ontario

Hanover Wal-Mart Centre is currently a 10,122 square foot development that is situated on approximately 3.98 acres at Highway 4 and Highway 28 in Hanover, Ontario. Mark's Work Wearhouse currently operates both a 5,002 square foot store and a 5,120 square foot store. Approximately 16,430 square feet of development potential remains on the site. A 97,200 square foot Loblaws location is scheduled for construction on lands immediately adjacent to the site in 2006 and a 78,114 Wal-Mart store is currently operating on adjacent lands.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Mark's Work Wearhouse	10,122	100.00%	100.00%

Huntsville Wal-Mart Centre, 111 Howland Drive, Huntsville, Ontario

Huntsville Wal-Mart Centre is currently an 111,008 square foot development that is situated on approximately 27.20 acres at the intersection of Highway 11 and Highway 60 in Huntsville, Ontario. An 84,861 square foot Wal-Mart store anchors the site. Other national tenants include East Side Mario's, Bulk Barn and Kelsey's. Approximately 17,360 square feet of development potential remains on the site. Adjacent to the site is a 68,837 square foot Your Independent Grocer (a Loblaw's owned grocery chain).

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	84,861	76.45%	59.22%
Mark's Work Wearhouse	8,035	7.24%	10.79%
Cara o/a Kelsey's	5,047	4.55%	8.54%
East Side Mario's	4,000	3.60%	7.64%

Kapuskasing Wal-Mart Centre, 350 Government Road, Kapuskasing, Ontario

Kapuskasing Wal-Mart Centre is located on 8.11 acres at Highway 11 and Caron Street in Kapuskasing, Ontario. A 61,087 square foot Wal-Mart anchors the centre. The centre is also tenanted by a Reitmans. Approximately 45,623 square feet of future development potential remains on undeveloped lands. The site can accommodate a 20,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	61,087	93.00%	91.24%
Reitmans	4,596	7.00%	8.76%

Kenora Wal-Mart Centre, 1305 Miikana Way, Kenora, Ontario

Kenora Wal-Mart Centre is currently a 80,881 square foot development that is situated on approximately 8.96 acres at Miikana Way and Highway 17 in Kenora, Ontario. An 80,881 square foot Wal-Mart anchors the site. The site can accommodate a 30,000 square foot Wal-Mart expansion. A 58,486 square foot Canadian Tire operates on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	80,881	100.00%	100.00%

London Argyle Wal-Mart Centre, 1925 Dundas Street, London, Ontario

London Argyle Wal-Mart Centre is situated on a 40-acre site on the southeast corner of Clarke St. and Dundas St. (Highway 2), in London, Ontario. Formerly an enclosed shopping centre, the centre has been converted into approximately 260,000 square feet of new format retail space anchored by a 128,638 square foot Wal-Mart store, No Frills (Loblaws) and Winners. This centre also includes Staples, Sport Chek, Bouclair, and Mark's Work Wearhouse. Development plans include adding an additional 17,037 square feet of new format retail space while retaining the remaining enclosed mall space (approximately 80,000 square feet). London Argyle Wal-Mart Centre is the dominant shopping centre in southeast London.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,638	35.13%	26.06%
Loblaws	33,463	9.14%	8.66%
Winners	28,639	7.82%	6.24%
Staples	26,810	7.32%	8.14%
Sport Chek	18,760	5.12%	5.22%

London North Wal-Mart Centre, 1280 Fanshawe Park Road West, London, Ontario

London North Wal-Mart Centre is currently a 248,616 square foot development that is situated on approximately 54.70 acres at the intersection of Hyde Park Road and Fanshawe Park Road in London, Ontario. A 130,589 square foot Wal-Mart anchors the site. Other national tenants include Winners, Linen n'Things and Old Navy. Approximately 311,559 square feet of development potential remains on the site. The site can also accommodate a 65,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,589	52.53%	34.31%
Winners	30,009	12.07%	13.90%
Linens n' Things	27,992	11.26%	16.71%
Old Navy	14,855	5.98%	8.13%
Golf Town	13,747	5.53%	7.47%

London Northwest Centre, London, Ontario

London Northwest Centre is a development property that is situated on approximately 15.60 acres at the intersection of Hyde Park Road & Fanshawe Park Road (north side) in London, Ontario. The site has been zoned for commercial uses and has approximately 173,347 square feet of developable area. Early demand for space in the centre has resulted in executed deals having already been put in place with such national tenants as Kelsey's, East Side Mario's and Designer Depot. This property is located across from the London North Wal-Mart Centre which is 50% owned by Calloway. A Sam's Club is currently operating on lands immediately adjacent to the site.

Markham Woodside Centre (I), 3155 Highway 7 East, Markham, Ontario

Markham Woodside Centre (I) is currently a 325,801 square foot development that is situated on approximately 26.80 acres at the intersection of Woodbine Avenue and Highway 7 East in Markham, Ontario. A 130,393 square foot Home Depot anchors the site. Other national tenants include Pets Mart, Winners, Chapters, Michaels and Staples/Business Depot. An approximately 38,000 square foot Longo's location is operating on lands immediately adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Home Depot	130,393	40.02%	35.01%
Winners	30,376	9.32%	9.75%
Staples	27,675	8.49%	9.04%
Chapters	26,366	8.09%	8.08%
Petsmart	22,452	6.89%	7.34%
Michaels	20,064	6.16%	6.02%

Markham Woodside Centre (II and III), 3075 Highway 7 East, Markham, Ontario

Markham Woodside Centre (II and III) is currently a 13,500 square foot development that is situated on approximately 6.73 acres at the intersection of Woodbine Avenue and Highway 7 East in Markham, Ontario. A 13,500 square foot LCBO store is currently operating on the site. Approximately 20,000 square feet of development potential remains on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
LCBO	13,500	100.00%	100.00%

Midland Wal-Mart Centre, 16845 Highway 12, Midland, Ontario

Midland Wal-Mart Centre is situated on approximately 12.70 acres at Highway 12 and King Street in Midland, Ontario. The site currently houses an operating Boston Pizza. Approximately 101,665 square feet of development potential remains on the site. The property is shadow-anchored by a 108,528 square foot Wal-Mart.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Boston Pizza	5,789	100.00%	100.00%

Mississauga (Erin Mills) Wal-Mart Centre, 2150 Burnamthorpe Road West, Mississauga, Ontario

Mississauga (Erin Mills) Wal-Mart Centre is currently a 276,665 square foot development (including enclosed mall area) that is situated on approximately 23.95 acres at Burnamthorpe Road and Erin Mills Parkway in Mississauga, Ontario. A 129,186 square foot Wal-Mart store and a 42,787 square foot No Frills (Loblaws) anchor the site. National tenants include Shoppers Drug Mart, Bank of Montreal and EB Games. The centre also contains an enclosed mall area that is occupied by national tenants such as Carlton Cards and Pet Valu.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,186	46.69%	36.12%

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Loblaws (No Frills)	42,787	15.47%	14.01%
Goodlife Fitness	23,440	8.47%	5.79%
Shoppers Drug Mart	14,620	5.28%	6.20%
Rogers Wireless	5,511	1.99%	2.72%
Bank of Montreal	5,443	1.97%	3.43%

Napanee Wal-Mart Centre, Napanee, Ontario

Napanee Wal-Mart Centre is a development property that is situated on approximately 22.30 acres at the intersection of Kimmett Boulevard and Mcpherson Drive in Napanee, Ontario. The site has approximately 122,349 square feet of developable area. The site is expected to be Wal-Mart anchored as Wal-Mart Canada has approved the site for a future store location.

Ottawa (South Keys) Wal-Mart Centre, 2210 Bank Street, Ottawa, Ontario

Ottawa (South Keys) Wal-Mart Centre is currently a 467,382 square foot development that is situated on approximately 56.00 acres at the intersection of Bank Street and Hunt Club Road in Ottawa, Ontario. A 128,987 square foot Wal-Mart store and a 58,983 square foot Loblaws store anchor the site. Other national tenants include Cineplex Odeon, Staples / Business Depot and Mark's Work Wearhouse. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,987	27.60%	18.68%
Loblaws	58,983	12.62%	13.17%
Cineplex Odeon	38,993	8.34%	10.16%
Best Buy (Future Shop)	35,815	7.66%	7.23%
Winners	26,706	5.71%	5.06%
Staples/ Business Depot	26,270	5.62%	5.24%

Owen Sound Wal-Mart Centre, 1555 – 18th Avenue East, Owen Sound, Ontario

Owen Sound Wal-Mart Centre is located on 20.59 acres on the southeast corner of Highway 26 and 18th Avenue East in Owen Sound, Ontario. The centre is anchored by a 105,963 square foot Wal-Mart. Other national tenants include EB Gameworld, Quiznos, Radio Shack, Dollarama and Montana's. A total of 24,440 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. The centre is shadow-anchored by a 131,000 square foot Home Depot

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	105,963	75.51%	61.49%
Dollarama	9,088	6.48%	11.21%
Cara o/a Montana's	5,066	3.61%	10.65%
Reitmans o/a Penningtons	5,000	3.56%	6.39%

Pembroke Wal-Mart Centre, 1108 Pembroke Street East, Pembroke, Ontario

Pembroke Wal-Mart Centre is currently an 11,247 square foot development that is situated on approximately 15.06 acres at the intersection of Highway 148 and Angus Campbell Drive in Pembroke, Ontario. Boston Pizza and Reitmans represent the national tenants currently operating on site. The centre is shadow-anchored by a 104,477 square foot Wal-Mart.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Boston Pizza	6,183	54.97%	44.25%
Reitmans	5,064	45.03%	55.75%

Pickering Wal-Mart Centre, 1899 Brock Road, Pickering, Ontario

Pickering Wal-Mart Centre is a 527,925 square foot development that is situated on approximately 48.34 acres at Highway 401 and Brock Road in Pickering, Ontario. A 127,945 square foot Wal-Mart store, a 129,881 square foot Sam's Club, a 48,608 square foot Sobey's, and a 40,084 square foot Toys R Us anchor the site. Other national tenants include Winners, Petsmart and Mark's Work Wearhouse. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart. An approximately 82,000 square foot Canadian Tire operates on lands immediately adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart o/a Sam's Club	129,881	25.46%	24.14%
Wal-Mart	127,945	25.08%	17.81%
Sobeys	48,608	9.53%	9.56%
Toys R Us	40,084	7.86%	8.47%
Winners	30,126	5.90%	6.23%
Petsmart	15,348	3.01%	3.51%

Renfrew Wal-Mart Centre, O'Brien Road, Renfrew, Ontario

Renfrew Wal-Mart Centre is a 9,471 square foot development that is situated on approximately 2.01 acres at O'Brien Road and Wrangler Road in Renfrew, Ontario. National tenants include Mark's Work Wearhouse, Payless Shoes and First Choice Haircutters. Approximately 9,300 square feet of development potential remains on the site. The site is shadow-anchored by an 84,939 square foot Wal-Mart and a 32,250 square foot Canadian Tire.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Mark's Work Wearhouse	5,997	63.32%	63.10%
Payless Shoesource	2,533	26.74%	26.65%

Sarnia Price Chopper Centre, 1330 Exmouth Street, Sarnia, Ontario

The Sarnia Price Chopper Centre is a 79,743 square foot development that is at the intersection of Exmouth Street and Lambton Mall Road in Sarnia, Ontario. A 49,152 square foot Price Chopper (Sobey's), and a 10,051 square foot LCBO anchor the site. Other national tenants include McDonalds, Moores and Sleep Country.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Sobeys (Price Chopper)	49,152	61.64%	54.67%
LCBO	10,051	12.60%	14.02%
Moores	5,847	7.33%	9.15%
McDonald's	5,043	6.32%	6.01%
Sleep Country	5,000	6.27%	8.25%

Scarborough / 401 Centre, 850 Milner Avenue, Scarborough, Ontario

Scarborough / 401 Centre is located on acres at the northeast corner of the Highway #401 and Morningside Avenue interchange in Toronto, Ontario. The balance comprises approximately 74,689 square feet of retail space occupied by tenants such as Staples, Mark's Work Wearhouse, Harvey's/Swiss Chalet and Sears. Future development potential includes approximately 63,545 square feet on the residual lands. The centre is shadow-anchored by a 111,000 square foot Home Depot store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Staples	25,722	34.44%	29.27%
Sears Canada	13,198	17.67%	16.91%
Mark's Work Wearhouse	12,033	16.11%	15.32%

Scarborough Morningside Northwest Wal-Mart Centre, 799 Milner Ave. Scarborough, Ontario

Scarborough Morningside Northwest Wal-Mart Centre is currently a 220,839 square foot development that is situated on approximately 18.73 acres at Morningside Avenue and Highway 401 in Scarborough, Ontario. A 131,847 square foot Wal-Mart store and a 44,340 square foot Cineplex Odeon location anchor the site. Tenants include Reitmans, Sleep Country and LCBO. Approximately 10,730 square feet of development potential remains on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	131,847	59.70%	46.86%
Cineplex Odeon	44,340	20.08%	26.25%
LCBO	10,523	4.77%	5.36%
Reitmans	6,478	2.93%	3.39%

St. Catharines North Centre, St. Catharines, Ontario

St. Catharines North Centre is a development property that is situated on approximately 11.14 acres at the intersection of Fourth Avenue (north side) and Louth Street in St. Catharines, Ontario. The site has been zoned for commercial uses and has approximately 134,359 square feet of developable area. Directly across Fourth Avenue(on the south side) is Calloway's First Garden Centre. First Garden Centre is a 344,172 square foot development that is anchored by a 127,791 square foot Wal-Mart.

St. Catharines Wal-Mart Centre, 420 Vansickle Road, St. Catharines, Ontario

St. Catharines Wal-Mart Centre is located on 44.24 acres on the southeast corner of Fourth Avenue and Vansickle Road in St. Catharines, Ontario. The centre is anchored by a 127,791 square foot Wal-Mart as well as being shadow-anchored by a 75,240 square foot Canadian Tire and a 50,000 square foot Zehr's (Loblaws). Many national tenants are located in

the centre including Home Outfitters, Best Buy, Reitmans, Moores, and Payless Shoes. Approximately 3,548 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,791	35.68%	17.89%
Designer Depot	32,022	8.94%	11.80%
HBC Home Outfitters	31,890	8.90%	11.75%
Best Buy	30,577	8.54%	10.44%

St. Thomas Wal-Mart Centre, 1063 Talbot Street, St. Thomas, Ontario

St. Thomas Wal-Mart Centre is currently a 154,462 square foot development that is situated on approximately 48.46 acres at the intersection of First Avenue and Talbot Street in St. Thomas, Ontario. A 106,624 square foot Wal-Mart store anchors the site Other large tenants include Mark's Work Wearhouse and East Side Mario's locations. Approximately 38,514 square feet of development potential remains on the site. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchors include a 117,220 square foot Loblaws and a 72,032 square foot Canadian Tire.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,624	69.03%	59.80%
Mark's Work Wearhouse	8,032	5.20%	9.75%
East Side Mario's	4,002	2.59%	6.47%

Vaughan Sevenbridge Wal-Mart Centre, 101 Edgeley Boulevard, Vaughan, Ontario

Vaughan Sevenbridge Wal-Mart Centre is currently a 194,576 square foot development that is situated on approximately 47.59 acres at Highway 7 and Jane Street in Vaughan, Ontario. A 129,066 square foot Wal-Mart anchors the site. National tenants include Future Shop and Home Outfitters. Approximately 337,758 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,066	66.33%	55.32%
Best Buy (Future Shop)	32,940	16.93%	22.83%
HBC Home Outfitters	32,570	16.74%	21.85%

Welland Wal-Mart Centre, Welland, Ontario

Welland Wal-Mart Centre is a development property that is situated on approximately 26.31 acres at the intersection of Highway 406 and Woodlawn Road in Welland, Ontario. The site has been zoned for commercial uses and has approximately 258,270 square feet of developable area.

Whitby North Wal-Mart Centre, 4100 Baldwin Street South, Whitby, Ontario

Whitby North Wal-Mart Centre is currently a 231,771 square foot development that is situated on approximately 24.87 acres at the intersection of Brock Street South and Taunton Road West in Whitby, Ontario. A 132,724 square foot Wal-

Mart store anchors the site. Other tenants include Mark's Work Wearhouse and LCBO. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store. A 164,000 square foot Loblaws operates on lands immediately adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	132,724	57.27%	37.81%
LCBO	9,638	4.16%	5.12%
Mark's Work Wearhouse	7,992	3.45%	4.08%
Bank of Nova Scotia	7,000	3.02%	5.00%

Windsor Wal-Mart Centre, 3120 Dougall Avenue, Windsor, Ontario

Windsor Wal-Mart Centre is located on 17.89 acres at the southeast quadrant of E.C. Row Expressway and Dougall Avenue in Windsor, Ontario. A 129,121 square foot Wal-Mart anchors the centre. The centre has been redeveloped and approximately 40,000 square feet is leased to national tenants Burger King, Pizza Hut, Payless Shoesource, Moores, CIBC, Radio Shack and First Choice Haircutters. An additional 36,230 square feet of leasing potential remains on undeveloped lands.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,121	65.35%	56.98%
Moores	8,024	4.06%	6.21%
The Beer Store	5,530	2.80%	3.72%

Woodstock Wal-Mart Centre, 499 Norwich Avenue, Woodstock, Ontario

Woodstock Wal-Mart Centre is located on 19.39 acres at the northeast corner of Norwich Avenue and Juliana Drive in Woodstock, Ontario. The centre is anchored by a 130,387 square foot Wal-Mart. Other national tenants include Staples/Business Depot, Reitmans, First Choice Haircutters, Payless Shoesource, Mark's Work Wearhouse, and Radio Shack. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. The centre is shadow-anchored by a 68,741 square foot Canadian Tire.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,387	60.29%	42.25%
Staples	25,770	11.92%	13.14%
Mark's Work Wearhouse	8,015	3.71%	5.60%
Bonnie Togs	7,271	3.36%	5.20%
Reitmans	6,045	2.79%	3.89%

Woodbridge Centre, 3900 Highway 7, Woodbridge, Ontario

Woodbridge Centre is currently a 423,766 square foot development that is situated on approximately 37.00 acres at the intersection of Weston Road and Highway 7 in Woodbridge, Ontario. A 34,085 square foot Linens n' Things and a 30,820 square foot Best Buy store anchor the site. Other national tenants operating on the site include Chapters, Reitmans, The Beer Store, LCBO, CIBC, Michael's, SportChek and Linens N' Things. Approximately 6,700 square feet of development potential remains on the site. Shadow anchors include a Canadian Tire store that is approximately

75,000 square feet and a Fortinos store that is approximately 67,073 square feet.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Linens n' Things	34,085	8.04%	8.01%
Best Buy	30,820	7.27%	6.49%
Toys R Us	29,997	7.08%	5.91%
Chapters	25,840	6.10%	5.59%
Michaels	22,556	5.32%	4.89%
Sport Chek	20,241	4.78%	4.18%

Yonge Aurora Centre, 14760 Yonge Street, Aurora, Ontario

Yonge Aurora Centre is located on acres at the southwest corner of the Yonge Street and Murray Drive in Aurora, Ontario. The 50,463 square feet shopping centre includes tenants such as Winners, Bank of Nova Scotia and Blockbuster Video. A 63,500 square foot Canadian Tire shadow-anchors the Centre.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Winners	27,492	54.48%	41.85%
Bank of Nova Scotia	6,503	12.89%	19.54%
Blockbuster	5,171	10.25%	12.88%

Quebec

Drummondville Wal-Mart Centre, 355 Boulevard St-Joseph, Drummondville, Quebec

Drummondville Wal-Mart Centre is currently a 47,638 square foot development that is situated on approximately 5.08 acres at the intersection of Boulevard Rene Levesque & Boulevard St-Joseph in Drummondville, Quebec. L'Equipeur (Mark's Work Wearhouse), La Difference and Reitmans are amongst the national retailers currently operating on site. Remaining development potential on the site is estimated at 3,250 square feet. The Wal-Mart store site can accommodate 50,000 square feet of expansion. Shadow anchors include a 130,224 square foot Wal-Mart store and an approximately 115,000 square foot Loblaws.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
La Difference	10,339	21.70%	18.23%
Mark's (L'Equipeur)	8,425	17.69%	16.41%
Blockbuster	5,220	10.96%	12.67%
CIBC	5,038	10.58%	12.73%
Reitmans	5,009	10.51%	9.30%

Hull Wal-Mart Centre, 35 Boulevard du Plateau, Hull, Quebec

Hull Centre is currently a 245,855 square foot development that is situated on approximately 29.68 acres at Boulevard du Plateau and Rue de la Montagne in Hull, Quebec. A 105,612 square foot Wal-Mart store anchors the site. National tenants include Staples/Business Depot, Reitmans, and Mark's Work Wearhouse. A 30,000 square foot expansion of the

Wal-Mart store can also be accommodated on the site. Shadow anchors include an 84,600 square foot Cineplex Odeon and a 45,117 square foot Super C location.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	105,612	42.96%	34.30%
Staples	25,842	10.51%	11.01%
Bouclair	12,750	5.19%	5.88%
Forzani Group	10,324	4.20%	5.21%
Mark's (L'Equipeur)	9,999	4.07%	4.71%

Laval West Wal-Mart Centre, 700 Autoroute Chomedey Ouest, Laval, Quebec

Laval West Wal-Mart Centre is a 550,776 square foot development that is situated on approximately 53.83 acres at Autoroute Chomedey and Boulevard Samson in Laval, Quebec. A 127,951 square foot Wal-Mart store, and a 125,022 square foot RONA anchor the site. Other national tenants include Home Outfitters, Winners, Future Shop, and Staples/ Business Depot. A 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. Shadow anchors include an 84,000 square foot Canadian Tire and a 40,000 square foot IGA.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,951	23.23%	15.75%
Reno Depot	125,022	22.70%	18.53%
HBC Home Outfitters	34,387	6.24%	6.47%
Best Buy (Future Shop)	34,108	6.19%	7.30%
Winners	27,364	4.97%	4.09%
Staples	25,786	4.68%	5.24%

Anjou Home Outfitters Centre, 9950, Boulevard Louis-H.-Lafontaine, Montreal, Quebec

Home Outfitters Centre is a 42,430 square foot development in Montreal (Anjou), Quebec. A 40,030 square foot HBC Home Outfitters store anchors the site. Other national tenants include Shell Canada and A&W.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
HBC Home Outfitters	40,030	94.34%	71.25%
A&W	2,400	5.66%	9.23%

Montreal (Decarie) Wal-Mart Centre, Rue Jean Talon Ouest, Montreal, Quebec

Montreal (Decarie) Wal-Mart Centre is a 224,766 square foot development that is situated on approximately 24.54 acres at Rue Jean Talon and Boulevard Decarie in Montreal, Quebec. A 128,207 square foot Wal-Mart store anchors the site. Other national tenants include Mark's Work Wearhouse, Pier 1 Imports, and Tim Horton's. Approximately 43,000 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,207	57.04%	36.69%
Mark's (L'Equipeur)	12,086	5.38%	6.21%
Pier 1 Imports	9,505	4.23%	5.76%
Reitmans o/a Addition-Elle	7,989	3.55%	4.48%

Mascouche Wal-Mart Centre, 155 Montee Masson, Mascouche, Quebec

Mascouche Wal-Mart Centre is situated on approximately 38.10 acres on the northwest interchange corner of Autoroute 640 and Autoroute 25 in the Montreal suburb of Mascouche, Quebec. The centre is anchored by a 106,141 square foot Wal-Mart and a 44,937 square foot Sobey's/IGA. Other tenants include Home Outfitters, Winners, Staples/Business Depot, Future Shop, and Mark's Work Wearhouse. The centre has 15,500 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. An approximately 100,000 square foot Rona shadow-anchors the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,141	30.12%	17.87%
Sobeys	44,937	12.75%	16.66%
HBC Home Outfitters	39,912	11.33%	13.90%
Winners	28,000	7.95%	7.96%
Staples	25,780	7.32%	7.01%
Best Buy (Future Shop)	19,970	5.67%	6.97%

Montreal North Wal-Mart Centre, 6140 Boulevard Henri Bourassa, Montreal, Quebec

Montreal North Wal-Mart Centre is a 241,262 square foot development that is situated on approximately 23.24 acres at Boulevard Henri Bourassa and Boulevard Lacordaire in Montreal, Quebec. A 128,758 square foot Wal-Mart store and a 44,910 square foot Sobeys anchor the site. Other national tenants include Winners, Mark's Work Wearhouse, and Payless Shoes. Approximately 46,766 square feet of development potential remains on the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,758	53.37%	41.28%
Sobeys	44,910	18.61%	22.85%
Winners	27,740	11.50%	11.11%
La Difference	9,346	3.87%	5.25%
Mark's (L'Equipeur)	8,000	3.32%	4.33%

Valleyfield Wal-Mart Centre, 2050 Boulevard Monseigneur-Langlois, Salaberry de Valleyfield, Quebec

Valleyfield Wal-Mart Centre is situated on 17.95 acres on the southwest corner of Boulevard Monseigneur-Langlois and Rue Fabre in the Montreal suburb of Salaberry de Valleyfield, Quebec. The centre is adjacent to new residential subdivisions to the south and southwest. A 107,128 square foot Wal-Mart anchors the centre. The centre is also tenanted by many national retailers including Dollarama, KFC, McDonalds and Reitmans. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,128	66.44%	46.79%
Dollarama	9,321	5.78%	7.02%
SAQ Selection	6,964	4.32%	8.02%
Reitmans	5,000	3.10%	4.20%

Beauport Wal-Mart Centre, 224 Avenue Joseph-Casavant, Beauport, Quebec

Beauport Wal-Mart Centre is located on 17.2 acres at the northeast corner of Joseph Casavant Avenue and Avenue Clemenceau in Quebec City suburb of Beauport, Quebec. A 128,206 square foot Wal-Mart anchors the centre. The centre also includes national tenants Mark's Work Wearhouse, La Difference, Marie Claire, Reitmans, Bank of Nova Scotia and Harvey's. Shadow anchors include a 60,000 square foot Canadian Tire and a 58,806 square foot Ameublements Tanguay store.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,206	73.57%	54.70%
Mark's Work Wearhouse	10,048	5.77%	9.16%
La Difference	9,988	5.73%	9.27%
Marie Claire	5,091	2.92%	4.79%
Reitmans	5,003	2.87%	4.74%
Bank of Nova Scotia	4,908	2.82%	6.50%

Rimouski Wal-Mart Centre, 415 Montee Industrielle-et-Commerciale, Rimouski, Quebec

Rimouski Wal-Mart Centre is currently a 162,620 square foot development that is situated on approximately 35.28 acres at the intersection of Montee Industrielle-et-Commerciale and 2 ieme Rue Est. in Rimouski, Quebec. A 127,087 square foot Wal-Mart store anchors the site. Other national tenants include Pennington's, Tim Hortons and L'Equipeur stores. Approximately 104,823 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. Shadow anchors include a 60,973 square foot Tanguay and a 44,000 square foot Super C location.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,087	78.15%	65.23%
Clement	7,337	4.51%	6.50%
Mark's (L'Equipeur)	6,003	3.69%	5.47%
Reitmans o/a Penningtons	5,001	3.08%	5.11%

Saint-Constant Wal-Mart Centre, 500 Voie de Desserte, rue NR 132, Saint-Constant, Quebec

Saint-Constant Wal-Mart Centre is currently a 296,420 square foot development that is situated on approximately 31.01 acres at the intersection of Route132 and Rue Macon in Saint-Constant, Quebec. A 123,474 square foot Wal-Mart store and a 44,761 square foot Metro Richelieu anchor the site. Other national tenants include L'Aubenerie, L'Equipeur (Mark's Work Wearhouse) and Blockbuster. Approximately 31,008 square feet of development potential remains and a

30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. A 95,000 square foot Home Depot operates on lands immediately adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	123,474	41.66%	24.31%
Metro Richelieu	44,761	15.10%	19.30%
L'Aubenerie	25,470	8.59%	6.91%
Mark's (L'Equipeur)	10,200	3.44%	4.06%

Saint Jean Wal-Mart Centre, 100 Rue Omer-Marcil, St. Jean-sur-Richelieu, Quebec

Saint Jean Wal-Mart Centre is located on 29.06 acres on the northeast corner of Rue Pierre-Caisse and Rue Bernier in St. Jean-sur-Richelieu, Quebec. The centre is anchored by a 127,356 square foot Wal-Mart. Approximately 26,000 square feet is leased to national tenants: Mark's Work Wearhouse, Payless Shoes, Reitmans, Penningtons and Harveys. The centre has 115,528 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. The centre is shadow-anchored by a 80,000 square foot Maxi (Loblaws).

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,356	80.79%	68.01%
Mark's (L'Equipeur)	10,024	6.36%	10.21%
Reitmans	5,495	3.49%	5.94%
Reitmans o/a Penningtons	5,494	3.49%	5.91%

St. Jerome Wal-Mart Centre, 1030 Du Grand-Heron Boulevard, St. Jerome, Quebec

St. Jerome Wal-Mart Centre is situated on approximately 17.70 acres at Boulevard Jean-Baptiste-Rolland & Rue Brière in St. Jerome, Quebec. National tenants include Leases have been executed with EB Games, Boston Pizza, and TD Canada Trust. Approximately 60,034 square feet of development potential remains on the site. A 133,683 square foot Wal-Mart and a 119,300 square foot Home Depot operates on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Sobeys	44,856	43.90%	38.75%
Dollarama	10,000	9.79%	6.89%
La Cage aux Sports	7,400	7.24%	7.98%
Boston Pizza	6,354	6.22%	4.38%
TD Canada Trust	4,308	4.22%	5.54%

New Brunswick

Saint John Wal-Mart Centre, 450 Westmoreland Road, Saint. John, New Brunswick

Saint John Wal-Mart Centre is located on 24.66 acres at the northwest quadrant of Westmoreland Road and McAllister Drive in Saint John, New Brunswick. A 128,375 square foot Wal-Mart and a 45,015 square foot Winners anchor the centre. Other national tenants in the centre include Future Shop, Sport Chek, Old Navy, CIBC, Swiss Chalet, Payless

Shoesource, Addition Elle, and Pier 1 Imports. A 102,122 square foot Kent Building Supplies store also shadow-anchors the centre.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,375	48.18%	31.39%
Winners	45,015	16.89%	20.07%
Best Buy (Future Shop)	18,680	7.01%	8.80%
Sport Chek	15,489	5.81%	6.71%
Old Navy	14,658	5.50%	7.32%
Pier 1 Imports	9,797	3.68%	5.25%

Nova Scotia

Bridgewater Wal-Mart Centre, New Pine Grove Road, Bridgewater, Nova Scotia

Bridgewater Wal-Mart Centre is situated on approximately 15.27 acres at New Pine Grove Road and Route 10 in Bridgewater, Nova Scotia. National tenants include Boston Pizza, Pets Unlimited, EB Games, and Swiss Chalet. Approximately 79,251 square feet of development potential remains on the site. An 80,860 square foot Wal-Mart and a 69,073 square foot Canadian Tire operate on lands adjacent to the site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Boston Pizza	5,985	32.21%	19.79%
Swiss Chalet	5,091	27.40%	33.36%
Pets Unlimited	4,014	21.60%	23.11%

Halifax Bayers Lake Centre, 194 Chain Lake Drive, Halifax, Nova Scotia

Halifax Bayers Lake Centre is a 155,377 square foot development that is situated on approximately 16.31 acres at Chain Lake Drive and Lacewood Drive, Halifax, Nova Scotia. A 35,483 square foot Future Shop anchors the site. Other national tenants include Winners, Roots, and Reitmans.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Best Buy (Future Shop)	35,483	22.84%	21.84%
Winners	27,556	17.73%	11.30%
Cleve's Sporting Goods	11,989	7.72%	2.44%
Town Shoes	8,255	5.31%	6.20%
Reitmans o/a Addition-Elle	8,104	5.22%	5.98%
Reitmans o/a Penningtons	7,998	5.15%	4.50%

New Minas Wal-Mart Centre, 1019 Aalders Avenue, New Minas, Nova Scotia

New Minas Wal-Mart Centre is located on 14.0 acres at the northwest corner of Commercial Street and Jones Road in New Minas, Nova Scotia. The centre is comprised of 45,487 square feet of retail space tenanted by Sport Chek, Mark's Work Wearhouse, Bulk Barn and the Bank of Nova Scotia.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Sport Chek	15,019	33.02%	31.61%
Mark's Work Wearhouse	12,750	28.03%	29.11%
Bulk Barn	5,527	12.15%	11.43%
Bank of Nova Scotia	4,731	10.40%	11.58%

Truro Wal-Mart Centre, 140 Wade Road, Truro, Nova Scotia

Truro Wal-Mart Centre is situated on 27.06 acres on the northeast corner of Highway 102 and McClures Mill Connection in Truro, Nova Scotia. The centre is anchored by a 106,329 square foot Wal-Mart. The centre is also tenanted by First Choice Haircutters, and Penningtons. The centre has an additional 23,300 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion to the Wal-Mart store. Kent Building Supplies has purchased a 10.57 acre parcel of land for the construction of a 60,000 square foot store adjacent to our site.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,329	89.76%	89.47%
Reitmans o/a Penningtons	4,982	4.21%	8.48%

Prince Edward Island

Charlottetown Wal-Mart Centre, 80 Buchanan Drive, Charlottetown, Prince Edward Island

Charlottetown Wal-Mart Centre is located on 30.66 acres on University Avenue in Charlottetown, Prince Edward Island. A 104,392 square foot Wal-Mart, a 21,862 square foot Michaels and an 18,749 square foot Future Shop anchor the centre. Other national tenants include First Choice Haircutters and Payless Shoesource. An additional 33,900 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchors include Home Depot, Sobey's and Canadian Tire located on adjoining lands and comprise of approximately 230,000 square feet.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	104,392	55.25%	40.23%
Michaels	21,862	11.57%	13.87%
Best Buy (Future Shop)	18,749	9.92%	12.19%
Old Navy	16,799	8.89%	11.71%

Newfoundland & Labrador

Corner Brook Wal-Mart Centre, 16 Murphy Square, Corner Brook, Newfoundland & Labrador

Corner Brook Wal-Mart Centre is located on 14.92 acres on the northeast corner of St. Mark's Avenue and Lewin Parkway in Corner Brook, Newfoundland. The centre is anchored by a 106,352 square foot Wal-Mart and a 25,059 square foot Staples/Business Depot. The centre also includes national tenants Tim Hortons, Buck or Two, Mark's Work Wearhouse, EB Games and Extreme Pita. Approximately 4,920 square feet of future development potential remains on undeveloped lands. Shadow anchors include a 75,240 square foot Canadian Tire and a 60,000 square foot Loblaws.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,352	61.14%	44.68%
Staples	25,059	14.41%	14.21%
Mark's Work Wearhouse	6,991	4.02%	5.64%

Gander Wal-Mart Centre, Gander, Newfoundland & Labrador

Gander Wal-Mart Centre is a development property that is situated on approximately 23.61 acres at the intersection of Cooper Boulevard and Roe Avenue in Gander, Newfoundland. The site has been zoned for commercial uses and has approximately 183,402 square feet of developable area. A major anchor has given its approval for a potential parcel purchase of approximately 10.46 acres.

St. John's (Kenmount) Wal-Mart Centre, 75 Kelsey Drive, St. John's, Newfoundland & Labrador

St. John's (Kenmount) Wal-Mart Centre is situated on approximately 17.28 acres at Kelsey Drive and Kenmount Road in St. John's, Newfoundland. A 48,000 square foot Sobeys anchors the site. Approximately 40,000 square feet of development potential remains on the site. Shadow anchors include a 133,554 square foot Wal-Mart, a 106,000 square foot Home Depot and a 71,300 square foot Canadian.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Sobeys	48,000	65.90%	58.49%
Mark's Work Wearhouse	13,119	18.01%	21.15%
A Buck or Two	6,108	8.39%	10.03%

St. John's (Mount Pearl) Centre, 60 Merchant Drive, Mount Pearl, Newfoundland & Labrador

St. John's (Mount Pearl) Centre is situated on 28.93 acres at the northwest corner of Pitts Memorial Drive and Ruby Line in St. John's, Newfoundland. A 131,001 square foot Wal-Mart and a 30,000 square foot Staples/Business Depot anchor the centre. Other major and national tenants include Reitmans, Mark's Work Wearhouse, Tim Hortons, and Radio Shack. Approximately 7,459 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Shadow anchors include a 83,233 square foot Canadian Tire and an 82,118 square foot Loblaws.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	131,001	53.90%	39.85%
Staples/ Business Depot	30,000	12.34%	9.32%
Nubody's Fitness	25,086	10.32%	11.79%
Mark's Work Wearhouse	10,009	4.12%	8.06%
The $1 Store Plus	7,888	3.25%	2.63%
Reitmans	6,162	2.54%	3.91%

St. John's (Stavanger) Wal-Mart Centre, 90 Aberdeen Avenue, St. John's, Newfoundland & Labrador

St. John's (Stavanger) Wal-Mart Centre is currently a 272,752 square foot development that is situated on approximately 31.27 acres at the intersection of Stavanger Drive and Torbay Road in St. John's, Newfoundland. A 128,273 square foot Wal-Mart store and a 27,301 square foot Winners anchor the site. Other national tenants include Sport Chek, Addition-Elle, Mark's Work Wearhouse, and Pier 1 Imports.

Major Tenants / Anchors	Net Rentable Area	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,273	47.03%	28.58%
Winners	27,301	10.01%	10.78%
Sport Chek	15,291	5.61%	7.49%
Mark's Work Wearhouse	12,108	4.44%	6.08%
Pier 1 Imports	9,887	3.62%	4.32%
Reitmans o/a Addition-Elle & Thyme	7,941	2.91%	4.21%

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

Calloway is an unincorporated open-end real estate investment trust established by the Declaration of Trust and governed by the laws of the Province of Alberta.

Authorized Capital

The Declaration of Trust authorizes the issuance of an unlimited number of two classes of units: Units and Special Voting Units. As of March 10, 2006, the Trust had 57,299,019 Units and 12,987,859 Special Voting Units outstanding for a total of 70,286,878 outstanding Voting Units.

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. The Declaration of Trust provides that Units or rights to acquire Units may be issued at times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Each Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, Calloway in the event of termination or winding-up of Calloway. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of Calloway and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in Calloway. As holders of Units in Calloway, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Calloway is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Declaration of Trust. Special Voting Units may be issued by the Trust from time to time which shall entitle the holder of an Exchangeable Security (as

defined below) to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which such Exchangeable Security (other than an Exchangeable Security owned by the Trust or any subsidiary of the Trust) is then exchangeable or convertible for. For greater certainty, holders of Special Voting Units shall not be entitled, by virtue of their holding of Special Voting Units, to distributions of any nature whatsoever from the Trust nor shall they have any beneficial interest in any assets of the Trust on termination or winding up of the Trust. Special Voting Units are not separately transferable from the Exchangeable Security to which they relate and are automatically redeemed and cancelled upon the exercise or conversion of such Exchangeable Security.

Notwithstanding the foregoing, if in any given 365 day period in the five year period from July 1, 2005, the average weighted aggregate number of Special Voting Units plus Units held or controlled by Mitchell Goldhar, companies controlled by Mitchell Goldhar or affiliates of such companies (collectively referred to herein as "FirstPro") is equal to or greater than 15,000,000, then so long as Mr. Mitchell Goldhar remains a Trustee and FirstPro directly or indirectly beneficially own or control less than 25% of the voting rights attached to all voting securities of the Trust, the Trust shall issue such number of additional Special Voting Units (the "Additional Special Voting Units") which will entitle FirstPro to cast 25% of the votes attached at a meeting of the holders of Units and Special Voting Units. FirstPro's entitlement under this clause shall extend for an additional five year period should FirstPro sell in aggregate at least $800,000,000 of freehold assets (including freehold interests in assets sold under development arrangements) to the Trust or its affiliates during the initial 5 year period, provided that number of Units and Special Voting Units held or controlled by FirstPro shall be increased to the lesser of 20,000,000 or 20% of the aggregate issued and outstanding Units plus Special Voting Units and provided that Mr. Mitchell Goldhar remains a Trustee.

Redemption Right

Units are redeemable at any time on demand by the holders thereof. Upon receipt of the redemption request by the Trust, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Units are surrendered for redemption (the "Redemption Date"); and (ii) 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the weighted average of the following prices established for each of the 10 trading days: the weighted average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. The "closing market price" shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the weighted average of the last bid and last ask prices if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000.00 (provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Units are tendered for redemption the outstanding Units shall be listed for trading on a stock exchange or traded or quoted on any other market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any

market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 day trading period commencing immediately after the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Redemption Price for such Units shall be the fair market value thereof, as determined by the Trustees in the circumstances described in subparagraphs (ii) and (iii) above, and shall, subject to any applicable regulatory approvals, be paid and satisfied, at the option of the Trust, by way of the issuance and delivery by the Trust to each holder of Units tendered for redemption who is not entitled to receive cash in respect thereof on the Redemption Date of unsecured promissory notes with interest at a market rate to be determined by the Trustees, payable monthly, issued by the Trust (the "Notes"), each in the principal amount of $1, on the basis of such number of Notes for such Units tendered for redemption equal to the product of (i) number of Units tendered for redemption multiplied by (ii) the Redemption Price per Unit specified above, which product will then be divided by $1 on the date the Units were tendered for redemption. The Redemption Price payable pursuant to provision in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Units were tendered for redemption. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed. No fractional Notes in a principal amount less than $1 will be distributed and where the number of Notes to be received by the former Unitholder includes a fraction or a principal amount less than a multiple of $1, such number shall be rounded to the next lowest number or multiple of $1, as the case may be.

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities and/or obligations which may be distributed to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such securities and/or obligations and such securities and/or obligations may be subject to an indefinite "hold period" or other resale restrictions under applicable securities laws. Such securities and/or obligations may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Unitholder Limited Liability

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force. This act creates a statutory limitation on the liability of unitholders of income trusts governed by the laws of the Province of Alberta. The legislation states that an income trust is governed by the laws of Alberta if its declaration of trust or other constating document contains a provision to that effect. Calloway's Declaration of Trust contains such a provision. The legislation provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustees that arises after the legislation comes into effect. However, the legislation has not yet been judicially considered and it is possible that reliance upon the legislation by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Further, the Declaration of Trust provides that no Unitholder will be subject to any liability in connection with Calloway or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Calloway's assets. Pursuant to the Declaration of Trust, Calloway will reimburse each Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of any payment of a Calloway obligation by a Unitholder.

Further, the Declaration of Trust provides that written instruments signed by or on behalf of Calloway shall, if practicable, contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of Calloway to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Calloway (to the extent that claims are not satisfied by Calloway) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of Calloway will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Calloway including, where commercially

reasonable, by obtaining appropriate insurance, where available, for the operations of Calloway and, where commercially reasonable, having written agreements signed by or on behalf of Calloway include a provision that such obligations are not binding upon Unitholders personally.

However, in conducting its affairs, Calloway will be acquiring, and has acquired, real property investments subject to existing contractual obligations, including obligations under mortgages and leases. The Trustees will use all reasonable efforts to have any such obligations under mortgages on its properties and material contracts, other than leases, modified so as not to have such obligations binding upon any of the Unitholders or annuitants personally. However, Calloway may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by Calloway, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of Calloway where the liability is not disavowed as described above.

Limitations on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Calloway not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Declaration of Trust contains restrictions on the ownership of Units by Unitholders who are Non-Residents. At no time may Non-Residents be the beneficial owners of more than 40% of the Units, on a basic or fully-diluted basis (and for greater certainty, including Units into which Exchangeable Securities may be converted or exchanged), and the Trustees shall inform the Transfer Agent of this restriction. The Trustees may require a registered holder of Units and Special Voting Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Units registered in such Unitholder's name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is a Non-Resident). If the Trustees become aware, as a result of acquiring such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-Resident and does not hold such Units for the benefit of Non-Residents. If, notwithstanding the foregoing, the Trustees determine that more than 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are held by Non-Residents, the Trustees may send a notice to such Non-Resident holders of the Units or Exchangeable Securities, as the case may be, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or Exchangeable Securities or a portion thereof within a specified period of not more than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or Exchangeable Securities or provided the Trustees with satisfactory evidence that they are not Non-Residents within such period, the Trustees may on behalf of such Unitholders sell such Units or Exchangeable Securities and, in the interim, shall suspend the voting and distribution rights attached to such Units or Exchangeable Securities (other than the right to receive the net proceeds from the sale). Upon such sale or conversion, the affected holders shall cease to be holders of the relevant Units or Exchangeable Securities and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such securities. The Trust may direct the Transfer Agent to do any of the foregoing.

Meetings of Trust Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders must be called and held for, among other matters, the election or removal of Trustees (except filling casual vacancies), the appointment or removal of the auditors of Calloway, the approval of amendments to the Declaration of Trust (except as described under "Amendments to the Declaration of Trust"), an increase or decrease in the number of Trustees, the sale of the assets of Calloway as an entirety or substantially as an entirety (other than as part of an internal reorganization), or the termination of Calloway. Meetings of Voting Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Calloway. The foregoing matters must be passed by at least a majority of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Voting Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Information and Reports

Calloway will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation governed by the Canada Business Corporations Act.

Trustees

The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of Calloway. The Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interest of Calloway and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Except as expressly prohibited by law, the Trustees may grant or delegate certain of the Trustees' authority to effect the actual administration of the duties of the Trustees under the Declaration of Trust. The Trustees may grant broad discretion to a third party to administer and manage the day-to-day operations of Calloway, and to make executive decisions which conform to the general policies and general principles set forth in the Declaration of Trust or otherwise established by the Trustees.

Pursuant to the Declaration of Trust, there shall be no fewer than seven (7) nor more than twelve (12) Trustees. Subject to the right of FirstPro to appoint Trustees as described below, the number of Trustees may be increased or decreased within such limits from time to time by the Trustees or the Unitholders, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third of the number of Trustees in office immediately following the last annual meeting of Unitholders. A majority of the Trustees shall be Resident Canadians.

Subject to the right of FirstPro to appoint Trustees as described below, Trustees will be elected annually by resolution passed by a majority of the votes cast at a meeting by Unitholders. Trustees elected at an annual meeting will be elected for a term expiring at the subsequent annual meeting and will be eligible for re-election. A Trustee elected or appointed to fill a vacancy shall hold office for the remaining term of the Trustee he or she is succeeding. The Declaration of Trust provides with respect to Trustees that a Trustee may be removed with or without cause by a majority of the votes cast at a meeting of Unitholders or with cause by a majority of the remaining Trustees.

The Declaration of Trust provides that:

(a) for so long as Mitchell Goldhar, companies controlled by Mitchell Golhar or affiliates of such companies (collectively referred to herein as "FirstPro") are the registered and beneficial owner of in excess of 5% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint one trustee to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to eight;

(b) for so long as FirstPro is the registered and beneficial owner of in excess of 15% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of two trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of eight; and

(c) for so long as FirstPro is the registered and beneficial owner of in excess of 25% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of three trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of nine.

Committees of Trustees

General

The Trustees may appoint from among their number one or more committees of Trustees and may, subject to applicable law and to any provision hereof to the contrary, delegate to such committee or committees any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. The Trustees may grant or delegate such authority to a property manager as the Trustees may, subject to applicable law, in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. The Trustees shall have the power to determine the term and compensation of a property manager or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

Audit Committee

The Trustees shall appoint an audit committee (the "Audit Committee") to consist of not less than three Trustees. The Audit Committee shall be composed of Trustees who comply with the provisions of Mutilateral Instrument 52-110. Subject to the delegation to the Audit Committee of such other responsibilities as are determined by the Trustees from time to time and subject such changes to its form and function as may be mandated by any relevant regulatory authorities, the Audit Committee shall:

(a) review the Trust's procedures for internal control with the external auditors and the Trust's Chief Financial Officer;

(b) review the engagement of the external auditors;

(c) review and recommend to the Trustees for approval annual and quarterly financial statements and management's discussion and analysis of financial condition and results of operation;

(d) assess the Trust's financial and accounting personnel; and

(e) review any significant transactions outside the Trust's ordinary course of business and all pending litigation involving the Trust.

The external auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the external auditors.

Investment Committee

The Trustees shall appoint an investment committee (the "Investment Committee") to consist of not less than three Trustees and not more than five Trustees, a majority of whom shall be Outside Trustees, two of whom shall be Trustees appointed by FirstPro for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained) and two-thirds of whom shall have had at least 5 years of substantive experience in the real estate industry. The duties of the Investment Committee will be to:

(a) review all proposals regarding investments;

(b) approve or reject proposed acquisitions and dispositions of investments by the Trust or any of its subsidiaries or Affiliates;

(c) approve proposed transactions on behalf of the Trust or any of its subsidiaries or Affiliates; and

(d) approve or reject all borrowings and the assumption or granting of any mortgage or other security interest in Real Property, including any assignment of rents and other monies derived from or related to Real Property, by the Trust or any of its subsidiaries and Affiliates.

Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Investment Committee, the Trustees may consider and approve any matter which the Investment Committee has the authority to consider or approve.

Corporate Governance and Compensation Committee

The Trustees shall appoint a corporate governance and compensation committee (the "Corporate Governance and Compensation Committee") to consist of not less than three Trustees and not more than four Trustees, one of whom shall be a Trustee appointed by FirstPro for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained). The duties of the Corporate Governance and Compensation Committee will be to review the governance of the Trust with the responsibility for the Trust's corporate governance, human resources and compensation policies. In particular, the Corporate Governance and Compensation Committee will be responsible for:

(a) assessing the effectiveness of the board of Trustees and each of its committees;

(b) considering questions of management succession;

(c) participating in the recruitment and selection of candidates as Trustees of Calloway;

(d) considering and approving proposals by the Trustees of Calloway to engage outside advisers on behalf of the board of Trustees of Calloway;

(e) administering Calloway's long term incentive plan;

(f) assessing the performance of the Chief Executive Officer;

(g) reviewing and approving the compensation of senior management and consultants of Calloway and its subsidiaries; and

(h) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to the Trustees.

Where for any reason a member of the Corporate Governance and Compensation Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Corporate Governance and Compensation Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Corporate Governance and Compensation Committee, the Trustees may consider and approve any matter which the Corporate Governance and Compensation Committee has authority to consider or approve.

Property Manager

The Trustees may exercise broad discretion in allowing any property manager to manage the Real Property of the Trust, including operating, maintaining, leasing and marketing the said properties, to act as agent for the Trust in respect thereof and to execute documents on behalf of the Trustees in respect thereof, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

Officers

The Trust may have a Chairman, a President, one or more Vice-Presidents and a Secretary and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee. The Chairman, if not a Trustee, shall be entitled to receive notice of and attend all meetings of the Trustees but, unless he is a Trustee, shall not be entitled to vote at any such meeting. Officers of the Trust shall be appointed and discharged and their remuneration determined by the Trustees provided that the President shall be appointed on an annual basis and with the consent of not less than 75% of the Trustees.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by meetings of the Unitholders called for such purpose. While certain amendments may be made with the approval of at least a majority of the votes cast by Unitholders, certain fundamental amendments require the approval of at least two-thirds of the votes cast by Unitholders.

The Trustees may, without the approval of or any notice to Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, including respecting its status as a "unit trust" a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for or benefit to the Unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time, including, without limiting the generality of the foregoing, amendments which may affect the Trust, the Unitholders or annuitants under a plan of which a Unitholder acts as trustee or carrier or which may permit the Trust to qualify for any status under the Tax Act which would benefit the Trust or the Unitholders;

(e) for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required), if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

(f) which, in the opinion of the Trustees, are necessary or desirable to enable the Trust to issue Units for which the purchase price is payable on an instalment basis.

Deferred Unit Plan

The Trustees have adopted a deferred unit plan (the "Deferred Unit Plan"). The Deferred Unit Plan is administered by the Compensation Committee of the Board of Trustees. The purpose of the Deferred Unit Plan is to promote a greater alignment of interests between the Trustees, officers and employees of Calloway and/or its subsidiaries ("Eligible Participants") and the Unitholders. Each Eligible Person is given the right to elect to be a participant (a "Participant") of the Deferred Unit Plan. An Eligible Person who elects to be a Participant shall be paid between sixty percent (60%) and one hundred percent (100%) of:

(a) in respect of a Trustee, the annual retainer paid by Calloway to that Trustee in a calendar year for service on the Board of Trustees, together with committee fees, attendance fees and additional fees and retainers to committee chairs; and

(b) in respect of an officer or employee, the annual bonus paid by Calloway to that officer or employee in a calendar year;

(the "Elected Amount") in the form of deferred Units ("Deferred Units") in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount. The number of Deferred Units (including fractional Deferred Units) granted at any particular time pursuant to this Deferred Unit Plan will be calculated by dividing (i) two (2) times the dollar amount of the Elected Amount allocated to the Participant by (ii) the Market Value (as defined below) of a Unit on the award date. "Market Value" at any date in respect of the Units means the volume weighted average of the closing price for a board lot of all Units traded on the Toronto Stock Exchange for the ten trading days immediately preceding such date (or, if such Units are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Units are listed and posted for trading as may be selected for such purpose by the Board of Trustees). In the event that such Units are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Units as determined by the Board of Trustees in its sole discretion.

Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any Unitholder rights, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. One (1) Deferred Unit is equivalent to one (1) Unit. Fractional Units are permitted under the Deferred Unit Plan. The Deferred Units credited to a Participant's Deferred Unit account that have vested may be redeemable in whole or in part on the date in which the Participant files a written notice of redemption with Calloway (the "Redemption Date"). The Participant shall receive, within five (5) business days after the Redemption Date a whole number of Units from Calloway equal to the whole number of Deferred Units then recorded in the Participant's Deferred Unit account, net of any applicable withholding taxes. Calloway shall also make a cash payment, net of any applicable withholding taxes, to the Participant with respect to the value of fractional Deferred Units standing to the Participant's credit after the maximum number of whole Units have been issued by Calloway, calculated by multiplying (i) the number of such fractional Deferred Units by (ii) the Market Value of such fractional Deferred Units on the Termination Date or Redemption Date, as applicable. Upon payment in full of the value of the Deferred Units, the Deferred Units shall be cancelled.

As of March 10, 2006, Calloway has 57,299,019 Units outstanding (not including the 12,987,859 Units issuable upon the exercise or conversion of the 12,987,859 Exchangeable Securities outstanding). The aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 250,000, or approximately 0.44% of the currently outstanding Units of Calloway, or such greater number of Units as may be determined by the Board of Trustees and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; provided, however, that: (i) at no time shall the number of Units reserved for issuance to insiders of Calloway pursuant to outstanding Deferred Units, together with the number of Units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding Units, as calculated immediately prior to the issuance in question; and (ii) the number of Units issued to insiders of Calloway pursuant to outstanding Deferred Units together with the number of Units issued to such persons pursuant to any other compensation arrangements, within any one year period, shall not exceed 10% of the then outstanding Units. No Units have been issued upon the redemption of Deferred Units issued under the Deferred Unit Plan. Calloway has issued 107,803 Deferred

Units, or approximately 0.19% of the currently outstanding Units of Calloway, under the Deferred Unit Plan leaving 142,197 Deferred Units, or approximately 0.25% of the currently outstanding Units of Calloway, remaining available for issuance pursuant to the Deferred Unit Plan (assuming that all Deferred Units are redeemed for Units).

Trust Unit Option Plan

The Trustees have adopted a trust unit option plan (the "Unit Option Plan") to provide long-term incentives to (i) the Trustees and employees and advisors of Calloway, or any subsidiary of Calloway, and (ii) personal holding companies or family trusts of any persons referred to in (i), all as selected by the Trustees (collectively referred to as "Eligible Persons").

Pursuant to the Unit Option Plan, the Trustees may grant options to purchase Units ("Trust Options") to Eligible Persons in respect of authorized and unissued Units, provided that initially, the maximum number of Units issuable upon exercise of such Trust Options may not exceed 562,000 Units (being approximately 2.5% of the number of issued and outstanding Units). The number of Units issuable under the Unit Option Plan may be increased on an annual basis subject to any required regulatory and Unitholder approvals. The number of Trust Options and the exercise price of the Units issuable upon exercise thereof are set by the Trustees at the time of the grant, provided that the exercise price shall not be less than the closing market price of the Units on the day immediately preceding the date of the grant of the Trust Option. Trust Options granted under the Unit Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be an Eligible Person or upon an optionee retiring, becoming permanently disabled or dying. The Trust Options will be non-transferable and non-assignable.

As of March 10, 2006, Calloway has 57,299,019 Units outstanding (not including the 12,987,859 Units issuable upon the exercise or conversion of the 12,987,859 Exchangeable Securities outstanding). As stated earlier, the maximum number of Units reserved for issuance under the Unit Option Plan is 562,000, or approximately 0.98% of the currently outstanding Units of Calloway. There are presently no Options outstanding pursuant to the Unit Option Plan. Due to the implementation of the Deferred Unit Plan, Calloway does not intend on issuing any further options under the Unit Option Plan.

Distribution Reinvestment Plan

Calloway has adopted a Distribution Reinvestment Plan that permits eligible Unitholders to elect to reinvest monthly distributions in additional Units. The price of Units issued under the Distribution Reinvestment Plan is based on the volume weighted average price for the sale of Units on the TSX during the ten days preceding the relevant distribution date (the "Market Price"). The purchase price of Units purchased with distributions under the Distribution Reinvestment Plan is equal to 97% of the Market Price. There are no commissions or brokerage charges payable on the purchase of Units under the Distribution Reinvestment Plan.

Term of the Trust and Sale of Substantially All Assets

Calloway has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth, alive on December 4, 2001. Pursuant to the Declaration of Trust, termination of Calloway or the sale or transfer of the assets of Calloway as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of Calloway as approved by the Trustees, requires approval by at least 66 ⅔% of the votes cast at a meeting of the Unitholders.

DISTRIBUTION POLICY

The following outlines the distribution policy of Calloway as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Voting Unitholders.

General

The Trust currently intends to make monthly cash distributions to Unitholders on each Distribution Date equal, on an annual basis, to approximately 90% of Distributable Income although, pursuant to the Declaration of Trust, Calloway is only required to pay or declare payable each taxation year the greater of (i) 75% of its Distributable Income; or (ii) an amount of

net income and net realized capital gains of the Trust as is necessary to ensure that the Trust will not be subject to tax on its net income and net capital gains under Part I of the Tax Act. If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders. The Trust shall also distribute to Unitholders, and the Unitholders will have a right to receive, on December 31 of each year (i) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended and (ii) any excess of the income of the Trust for purposes of the Tax Act for the year then ended over distributions otherwise made for that year. Distributions of Distributable Income may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions shall be made in cash or Units pursuant to any distribution reinvestment plan adopted by the Trustees pursuant to the Declaration of Trust. Any distribution shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution, which shall be the last Business Day of the calendar month preceding the month in which the Distribution Date falls, or if such date is not a Business Day then the next following Business Day, or such other date, if any, as is fixed in accordance with the Declaration of Trust. It is expressly declared in the Declaration of Trust that a Unitholder shall have the legal right to enforce payment as of the Distribution Date of any amount which is required to be distributed to a Unitholder pursuant to the Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under the Declaration of Trust to be effected.

Distribution History

The particulars of distributions made by Calloway from November 2002, the month it declared its first distribution, to and including the period ending February 28, 2006 are as follows:

Distribution	Payment Date	Amount of Distribution	Portion of Distribution per Unit Taxable as Capital Gain	Portion of Distribution per Unit Taxable as Income
2002				
November	December 13, 2002	$0.0959 per Unit	0%	0%
December	December 31, 2002	$0.0959 per Unit	0%	0%
2003				
January	February 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
February	March 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
March	April 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
April	May 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
May	June 13, 2003	$0.0959 per Unit	12.1815%	33.0429%
June	July 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
July	August 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
August	September 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
September	October 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
October	November 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
November	December 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
December	December 31, 2003	$0.0959 per Unit	12.1815%	33.0429%
2004				
January	February 16, 2004	$0.0959 per Unit	0%	57.1031%
February	March 15, 2004	$0.0959 per Unit	0%	57.1031%
March	April 15, 2004	$0.0959 per Unit	0%	57.1031%
April	May 17, 2004	$0.1000 per Unit	0%	57.1031%
May	June 15, 2004	$0.1000 per Unit	0%	57.1031%
June	July 15, 2004	$0.1000 per Unit	0%	57.1031%
July	August 18, 2004	$0.1050 per Unit	0%	57.1031%
August	September 15, 2004	$0.1050 per Unit	0%	57.1031%
September	October 15, 2004	$0.1050 per Unit	0%	57.1031%
October	November 15, 2004	$0.1050 per Unit	0%	57.1031%
November	December 15, 2004	$0.1050 per Unit	0%	57.1031%
December	December 31, 2004	$0.1050 per Unit	0%	57.1031%

Distribution	Payment Date	Amount of Distribution	Portion of Distribution per Unit Taxable as Capital Gain	Portion of Distribution per Unit Taxable as Income
2005				
January	February 15, 2005	$0.1050 per Unit	24.1%	35.8%
February	March 15, 2005	$0.1050 per Unit	24.1%	35.8%
March	April 15, 2005	$0.1050 per Unit	24.1%	35.8%
April	May 16, 2005	$0.11333 per Unit	24.1%	35.8%
May	June 15, 2005	$0.11333 per Unit	24.1%	35.8%
June	July 15, 2005	$0.11333 per Unit	24.1%	35.8%
July	August 15, 2005	$0.11333 per Unit	24.1%	35.8%
August	September 15, 2005	$0.12083 per Unit	24.1%	35.8%
September	October 17, 2005	$0.12083 per Unit	24.1%	35.8%
October	November 15, 2005	$0.12083 per Unit	24.1%	35.8%
November	December 15, 2005	$0.12083 per Unit	24.1%	35.8%
December	January 16, 2006	$0.12083 per Unit	24.1%	35.8%
2006				
January	February 15, 2006	$0.12083 per Unit	(1)	(1)
February	March 15, 2006	$0.12083 per Unit	(1)	(1)

Notes:

(1) Taxable portion of distributions per Unit for 2006 will be determined early in 2007.

DESCRIPTION OF OTHER SECURITIES

6% Convertible Unsecured Subordinated Debentures due June 30, 2014

On May 14, 2004, Calloway completed a public offering of $55,000,000 principal amount of 6.00% convertible unsecured subordinated debentures (the "6% Debentures"). The 6% Debentures are direct unsecured obligations of the Trust and are subordinated to all indebtedness of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be *pari passu* with, or subordinate in right of payment to, the 6% Debentures. The 6% Debentures mature on June 30, 2014 and interest is paid semi-annually on June 30 and December 31 in each year. The 6% Debentures are convertible at the holder's option into Units at any time prior to the earlier of the maturity date and the date fixed for redemption at a conversion price of $17.00 per Unit. The 6% Debentures are not redeemable on or before June 30, 2008. After June 30, 2008 and prior to June 30, 2010, the 6% Debentures may be redeemed in whole or in part from time to time at Calloway's option provided that the 20-day weighted average market price for the Units on the TSX is not less than 125% of the conversion price. On or after June 30, 2010 and prior to the maturity date, the 6% Debentures may be redeemed in whole or in part from time to time at Calloway's option at a price equal to their principal amount plus accrued and unpaid interest. Calloway may satisfy its obligation to pay principal or interest on the debentures, in whole or in part, by delivering Units. In the event that Calloway so elects to satisfy its obligation to pay the principal amount of the 6% Debentures with Units, the number of Units will be determined by dividing the principal amount by 95% of the market price on the TSX for the Units at that time.

Further particulars with respect to the 6% Debentures are set out in the section of the short form prospectus of the Trust dated April 30, 2004 entitled "Details of the Offering - Debentures" which section is incorporated by reference in this annual information form. A copy of the aforementioned short form prospectus may be found on SEDAR at www.sedar.com.

4.51% Series A Senior Unsecured Debentures due September 22, 2010

On September 22, 2005, Calloway issued $200,000,000 principal amount of 4.51% Series A senior unsecured debentures (the "4.51% Debentures") due September 22, 2011 at a price equal to 99.978% of their principal amount. The 4.51% Debentures are direct, senior unsecured obligations of the Trust and rank equally with one another and with all other

unsecured and unsubordinated indebtedness of the Trust. The 4.51% Debentures bear interest at an annual rate of 4.51% payable semi-annually in arrears on September 22 and March 22 in each year. At its option, Calloway may redeem the 4.51% Debentures, in whole or in part, at any time and from time to time, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption.

Further particulars with respect to the 4.51% Debentures are set out in the section of the short form prospectus of the Trust dated September 14, 2005 entitled "Details of the Offering – Debt Securities", and in the section of the supplement to that short form prospectus dated September 15, 2005 entitled "Details of the Offering – Debt Securities", which sections are incorporated by reference in this annual information form. A copy of the aforementioned short form prospectus and a copy of the aforementioned supplement to that short form prospectus may be found on SEDAR at www.sedar.com.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Declaration of Trust provides for certain restrictions on investments, which may be made by Calloway. The assets of Calloway may be invested only in accordance with the following restrictions:

1. the Trust will focus its acquisition activities on existing income-producing properties that are capital property of the Trust, including office, retail, industrial and mixed use properties, that are substantially leased;

2. notwithstanding anything in the Declaration of Trust to the contrary, the Trust shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the *Income Tax Act*, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, that would result in the Trust being liable under the *Income Tax Act* to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, that would result in Units being foreign property for the purposes of the *Income Tax Act* or that would result in the Trust paying a tax under the registered investment provisions of the *Income Tax Act* imposed for exceeding certain investment limits;

3. the Trust may invest in a joint venture arrangement only if:

    3.1 the arrangement is one pursuant to which the Trust holds an interest in Real Property jointly or in common with others ("joint venturers") either directly or through the ownership of an interest in a corporation or other entity (a "joint venture entity") as co-owners and not as partners and such Real Property is capital property of the Trust and if owned through the ownership of an interest in a joint venture entity, the said Real Property is capital property of the joint venture entity;

    3.2 the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first offer or a right of first refusal, if any, in favour of the joint venturers;

    3.3 the Trust has a right of first offer or a right of first refusal to buy the interests of the other joint venturers;

    3.4 the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;

    3.5 the joint venture arrangement provides that the liability of the Trust to third parties is several based on its proportionate ownership interest of the joint venture and not joint and several, provided however, that subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer may be required to give up its interest in any particular property owned by the joint venture

entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and

3.6 the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof,

4. except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, the Trust may not hold securities other than securities of a trust or limited partnership formed for the purpose of holding Real Property, securities of a joint venture entity or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular Real Property or real properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in the Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

5. except as otherwise prohibited in the Declaration of Trust, the Trust may invest in interests (including fee ownership and leasehold interests) in income-producing Real Property in Canada and the United States that is capital property of the Trust;

6. the Trust shall not acquire any single investment in real property (whether directly or indirectly through its interest in a trust or limited partnership) if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

7. the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in Real Property that is capital property of the Trust;

8. the Trust shall not invest in operating businesses unless such investment is incidental to a transaction: (i) where the revenue will be derived, directly or indirectly, principally from Real Property; or (ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of real property (in each case as determined by the Trustees);

9. the Trust shall not acquire interests in general partnerships or limited partnerships provided that the Trust may invest in a general partnership or limited partnership if:

9.1 the general partnership or limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, developing, leasing or managing a particular Real Property or Real Properties or interest therein.

9.2 the Trust's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof;

9.3 the Trust has a right of first offer or right of first refusal to buy the interests of the other partners; and

9.4 the Trust has received a legal opinion to the effect that the investment (a) would not result in the Trust or any registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan being liable, under the *Income Tax Act*, to pay tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, (b) would not disqualify the Trust as a "mutual fund trust" within the meaning of the Tax Act, and (c) would not result in the Trust losing any status under the *Income Tax Act* that is otherwise beneficial to the Trust and its Unitholders,

provided that, notwithstanding the foregoing, the Trust may from time to time enter into any limited partnership arrangement which does not comply with any of subparagraphs 9.2 or 9.3 above if the Trustees determine that the investment is desirable for the Trust and otherwise complies with the Investment Guidelines and Operating

Policies in the Declaration of Trust;

10. subject to section 2, the Trust shall not invest directly in raw land for development except for properties adjacent to existing properties of the Trust for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

11. the Trust may invest in mortgages or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

    11.1 the Real Property which is security therefore is income-producing Real Property which otherwise meets the general investment guidelines of the Trust adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

    11.2 the amount of the mortgage loan is not in excess of 75% of the market value of the property securing the mortgage and the mortgage has at least 1.2X debt service coverage;

    11.3 the mortgage is a first-ranking mortgage registered on title to the Real Property which is security therefore; and

    11.4 the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

12. the Trust may invest in mortgages if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of income-producing Real Property which would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity; and

13. subject to section 2 above, the Trust may invest an amount (which, in the case of an amount invested to acquire Real Property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with sections 4, 5, 11 and 12 above or section 3 under the heading "Investment Guidelines and Operating Policies – Operating Policies".

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture arrangement. Nothing in the guidelines prohibits the Trust from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

Except as specifically set forth herein to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the Trust.

Operating Policies

The Declaration of Trust provides that the operations and affairs of Calloway will be conducted in accordance with the following policies:

1. the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;

2. (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best

interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of Real Property;

3. the Trust shall not lease or sublease to any person any Real Property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing Real Property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust;

4. the limitation contained in subsection 3 shall not apply to the renewal or extension of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed (or an indemnity has been given) by:

   4.1 the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

   4.2 any corporation, the bonds, debentures or other evidences of indebtedness of, or guaranteed by which, has received a rating from Standard & Poors of no less than AA (or equivalent from any other recognized credit rating agency) in each case, at the time the lease or sublease is entered into, or at the time other satisfactory leasing arrangements as determined by the Trustees, in their discretion, are entered into;

   4.3 a Canadian chartered bank registered under the laws of a province of Canada; or

   4.4 Wal-Mart Canada Corp. and its related associates and affiliates.

5. except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the Trust as permitted under subsection 5.1.10, the Trust shall not engage directly in construction or development of property except as necessary to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

6. title to each Real Property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the Trust or a corporation or other entity wholly owned by the Trust or jointly by the Trust with joint venturers;

7. the Trust shall not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of (i) the amount of all indebtedness secured on such Real Property or group of Real Properties and (ii) the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the market value of such Real Property or group of Real Properties (other than the renewal, extension or modification of any existing mortgage, including, on substantially similar terms or on terms more favourable to the Trust, in each such case, as determined by a majority of the Trustees);

8. the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). For the purposes of this subsection the term "indebtedness" means (without duplication and excluding "non-controlling interests") on a consolidated basis:

   8.1 any obligation of the Trust for borrowed money;

8.2 any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

8.3 any obligation of the Trust issued or assumed as the deferred purchase price of property;

8.4 any capital lease obligation of the Trust; and

8.5 any obligation of the type referred to in clauses 8.1 through 8.4 of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that (a) for the purposes of 8.1 through 8.4, an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (b) obligations referred to in clauses 8.1 through 8.3 exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising out of the ordinary course of business; and (c) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

9. the Trust shall not incur debt aggregating more than 20% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) at floating interest rates or having a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

10. the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except:

10.1 indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly-owned by the Trust or jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in the Investment Guidelines and Operating Policies of the Declaration of Trust, and, where such mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

10.2 indebtedness assumed or incurred under a mortgage by a general partnership or limited partnership in which the Trust has an interest in accordance with section 9 under the heading "Investment Guidelines and Operating Policies – Investment Guidelines" or by a corporation or other entity owned by such general partnership or limited partnership or by a corporation or other entity wholly-owned by a joint venturer and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in the Investement Guidelines and Operating Policies of the Declaration of Trust, and, where such mortgage is granted by an entity wholly owned by a joint venture entity and an entity wholly owned by the Trust, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

11. the Trust shall not be obliged to obtain independent appraisals of properties it acquires but shall obtain an independent appraisal of any property that it as is determined at the discretion of the Investment Committee;

12. the Trust will not issue additional Units unless the Trustees consider that, based upon the market price of the Units prevailing at such time, the issuance of such Units would not be expected to result in a yield to Unitholders over the ensuing 24 month period which is less than the current yield to Unitholders;

13. the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

14. the Trust shall have conducted a Phase I environmental audit of each Real Property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the Trust shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time; and

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture.

All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the Trust.

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME

Units

The Units of the Trust are listed and posted for trading on the TSX under the trading symbol "CWT.UN". The following table sets forth the reported high and low sales prices and the trading volumes for the Units as reported by the TSX for the periods indicated:

	Price Range		
	High	Low	Trading Volume
2002			
November[1]	$9.95	$9.25	634,217
December	$9.92	$9.51	362,483
Total for Period			**996,700**
2003			
January	$9.95	$9.54	121,759
February	$9.75	$9.30	90,270
March	$9.75	$9.00	113,667
April	$9.49	$9.16	138,850
May	$9.57	$9.15	132,844
June	$10.09	$9.50	286,976
July	$10.00	$9.82	306,376
August	$10.66	$9.84	441,470
September	$11.25	$10.61	890,346
October	$11.72	$10.85	485,639
November	$13.48	$11.20	553,878
December	$14.08	$13.20	544,632
Total for Period			**4,106,707**

	Price Range		
	High	Low	Trading Volume
2004			
January	$14.55	$13.55	1,589,902
February	$16.25	$14.20	3,657,904
March	$17.09	$15.92	2,641,372
April	$16.80	$14.00	2,094,417
May	$14.90	$13.16	2,108,755
June	$14.95	$14.50	1,335,421
July	$15.38	$14.68	1,068,254
August	$16.48	$15.20	2,944,774
September	$17.28	$16.00	1,803,245
October	$17.84	$16.61	1,402,815
November	$18.37	$17.20	1,584,347
December	$19.10	$17.85	1,080,106
Total for Period			**23,311,312**
2005			
January	$19.22	$18.09	1,059,252
February	$19.63	$18.65	979,792
March	$19.38	$17.00	1,703,785
April	$19.59	$17.40	1,129,906
May	$20.75	$18.75	1,157,531
June	$21.65	$20.20	2,027,512
July	$23.85	$21.30	2,160,709
August	$24.19	$22.33	2,883,646
September	$25.89	$22.35	2,149,361
October	$25.75	$20.60	2,397,884
November	$24.30	$21.63	2,591,328
December	$23.75	$22.56	3,049,345
Total for Period			**23,290,051**
2006			
January	$26.25	$23.15	4,949,360
February	$26.34	$23.42	3,034,567
Total for Period			**7,983,927**

Note:

(1) The Units commenced trading on the TSX on November 4, 2002.

6% Debentures

The 6% Debentures of the Trust are listed and posted for trading on the TSX under the trading symbol "CWT.DB". The following table sets forth the reported high and low sales prices and the volume traded and value traded for the 6% Debentures as reported by the TSX for the periods indicated:

	Price Range		Volume	
	High	Low	Traded	Value Traded
2004				
May [1]	$98.50	$92.50	78,680	$7,491,494.50
June	$97.00	$93.52	35,860	$3,429,961.00
July	$98.50	$94.01	23,050	$2,217,066.70
August	$99.75	$97.25	25,570	$2,515,717.70
September	$102.00	$97.60	55,560	$5,548,731.50
October	$104.99	$100.25	51,190	$5,251,988.80
November	$108.25	$102.00	67,840	$7,123,918.80
December	$112.96	$103.71	121,600	$13,412,868.90
Total for Period			**459,350**	**$46,991,747.90**
2005				
January	$113.99	$104.85	44,360	$4,837,927.50
February	$115.38	$108.41	30,820	$3,480,901.50
March	$113.50	$102.00	17,621	$1,935,975.96
April	$114.02	$105.00	22,660	$2,506,523.10
May	$121.30	$110.72	37,690	$4,378,244.20
June	$127.00	$117.09	97,465	$12,085,423.20
July	$137.00	$125.00	24,770	$3,273,375.00
August	$140.25	$126.09	25,500	$3,468,970.10
September	$148.00	$125.00	11,680	$1,637,766.90
October	$147.00	$121.74	16,740	$2,266,793.60
November	$141.00	$127.10	14,270	$1,899,945.90
December	$139.40	$135.50	2,160	$295,968.00
Total for Period			**345,736**	**$42,067,814.96**
2006				
January	$151.50	$136.00	5,420	$780,323.80
February	$151.52	$140.00	11,000	$1,607,821.00
Total for Period			**16,420**	**$2,388,144.80**

Note:

(1) The 6% Debentures commenced trading on the TSX on May 14, 2004.

RISK FACTORS

An investment in securities of Calloway involves a number of risks and uncertainties. This section describes the general material risks that management of Calloway believes may impact Calloway and the holders of its securities. If any of the following risks actually occur, Calloway's business, results of operations and financial condition, and the amount of cash available for distribution to Unitholders, could suffer. Further, the risks described below are not the only risks that Calloway faces. Additional risks not currently known to management of Calloway or that are currently deemed immaterial also may have a negative impact on Calloway and the holders of its securities.

Risks Relating to the Business

Real Property Ownership

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors. The nature of real property ownership involves competing against other landlords that may have greater resources or expertise than Calloway.

The value of real property and any improvements thereto may also depend on the credit and financial stability of the tenants and upon the vacancy rates of Calloway's portfolio of income producing properties. Calloway's Distributable Income would

be adversely affected if a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which Calloway has an interest were not able to be leased on economically favourable lease terms. In addition, the Distributable Income of Calloway would be adversely affected by increased vacancies in Calloway's portfolio of income producing properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to Calloway than the existing lease. In the event of default by a tenant, delays or limitations in enforcing rights as lessor may be experienced and substantial costs in protecting Calloway's investment may be incurred. Furthermore, at any time, a tenant of any of Calloway's properties may seek the protection of bankruptcy, insolvency or similar laws that could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available to Calloway. The ability to rent unleased space in the properties in which Calloway has an interest will be affected by many factors. Costs may be incurred in making improvements or repairs to property. The failure to rent unleased space on a timely basis or at all would likely have an adverse effect on Calloway's financial condition.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If Calloway is unable to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or sale.

Real property investments tend to be relatively illiquid with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. If Calloway were to be required to liquidate its real property investments, the proceeds to Calloway might be significantly less than the aggregate carrying value of its properties.

Calloway will be subject to the risks associated with debt financing on its properties and it may not be able to refinance its properties on terms that are as favourable as the terms of existing indebtedness. In order to minimize this risk, Calloway attempts to appropriately structure the timing of the renewal of significant tenant leases on the properties in relation to the time at which mortgage indebtedness on such properties becomes due for refinancing.

Calloway, as a result of recent acquisitions, has become reliant on the retail shopping centre market in general and on Wal-Mart in particular in meeting its financial targets. Significant deterioration of the retail shopping centre market in general or the financial health of Wal-Mart in particular could have an adverse effect on Calloway's business, financial condition or results of operations.

Debt Financing

As at December 31, 2005, Calloway had outstanding indebtedness of approximately $1,451.4 million, of which approximately $491.5 million was principal payments and debt maturing prior to January 1, 2011. In addition, approximately 2% of Calloway's indebtedness, as a percentage of Gross Book Value, was variable rate debt as at December 31, 2005. See "Overview of the Property Portfolio - Financing".

The ability of Calloway to make cash distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing its indebtedness. The degree to which Calloway is leveraged could have important consequences to the holders of its securities, including: that Calloway's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; that a significant portion of Calloway's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations and distributions; that certain of Calloway's borrowings may be at variable rates of interest, which exposes it to the risk of increased interest rates; and that Calloway may be vulnerable to economic downturns including Calloway's ability to retain and attract tenants. Also, there can be no assurance that Calloway will continue to generate sufficient cash flow from operations to meet required interest and principal payments. Further, Calloway is subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such financing may not be as favourable as the terms of its existing indebtedness. These factors may adversely affect Calloway's cash distributions.

Calloway's various credit facilities provide first charge security interests on most of the properties in its portfolio of income producing properties, to the various lenders. These credit facilities contain numerous terms and covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among

other things, the ability of Calloway to create liens or other encumbrances, to pay distributions on its Units or make payments on the Debentures or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facilities contain a number of financial covenants that require Calloway to meet certain financial ratios and financial condition tests. For example, certain of Calloway's loans require specific loan to value and debt service coverage ratios which must be maintained by Calloway. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a reduction or termination of distributions by Calloway and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities were to be accelerated, there can be no assurance that the assets of Calloway would be sufficient to repay in full that indebtedness.

General Uninsured Losses

Calloway carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks, generally of a catastrophic nature, such as wars or environmental contamination, which are either uninsurable or not insurable on an economically viable basis. Calloway has insurance for earthquake risks, subject to certain policy limits, deductibles and self-insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Calloway could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but Calloway would continue to be obliged to repay any recourse mortgage indebtedness on such properties.

Development Risks

As a result of Calloway's recent entry into the property development business in its own right, Calloway is now also subject to the risks usually attributable to development projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with lease agreements, some of which are conditional.

Future Property Acquisitions

Calloway's success depends in large part on identifying suitable acquisition and development opportunities, pursuing such opportunities, consummating acquisitions and acquiring developments, and effectively operating the properties it acquires. If Calloway is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected.

Competition for Real Property Investments

Calloway competes for suitable real property investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by Calloway. Many of these investors have greater financial resources than Calloway, or operate without Calloway's investment restrictions, or according to more flexible conditions. An increase in the availability of investment funds, and an increase in interest in real property investments, would tend to increase competition for real property investments thereby increasing purchase prices and reducing the yield thereon.

Environmental Matters

As an owner of real property, Calloway will be subject to various federal, provincial, territorial and municipal laws relating to environmental matters. Such laws provide that Calloway could be liable for the costs of removal of certain hazardous substances and remediation of certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect Calloway's ability to sell such real estate or to borrow using such real estate as collateral and could potentially also result in claims against Calloway. Calloway is not aware of any material non-compliance with environmental laws at any of its properties. Calloway is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any pending or threatened claims relating to environmental conditions at its properties. Calloway has policies and procedures to review and monitor environmental

exposure. It is Calloway's operating policy to obtain a Phase I environmental assessment and (if recommended in the Phase I environmental assessment) a Phase II environmental assessment, each of which are to be conducted by an independent and experienced environmental consultant prior to acquiring a property.

Calloway will make the necessary capital and operating expenditures to ensure compliance with environmental laws and regulations. Although there can be no assurances, Calloway does not believe that costs relating to environmental matters will have a material adverse effect on Calloway's business, financial condition or results of operations. However, environmental laws and regulations can change and Calloway may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on Calloway's business, financial condition or results of operation.

Land Leases

To the extent the properties in which Calloway has or will have an interest are located on leased land, the land leases may be subject to periodic rate resets that may fluctuate and may result in significant rental rate adjustments.

The land lease for the Airtech Centre property expires on December 31, 2011 with a ten year renewal option and has an adjustment provision to amend the land rent on a five year basis.

The land lease for the London Argyle Wal-Mart Centre property expires in October 2038. Calloway has an option to buy the London Argyle Wal-Mart Centre property for $10,000,000 at the expiry of the lease term.

The leaseholds in the Barrie South Wal-Mart Centre property, the Cambridge Wal-Mart Centre property and a 40% interest in the Etobicoke Wal-Mart Centre property were purchased subject to 35 year leases which expire in July 2040. First Pro has the option to cancel the leases, subject to certain conditions, after a minimum of 10 years from the commencement of the lease, or subject to a change in control of the voting securities of Calloway.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that the Trustees and executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing. The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities. The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions and refrain from voting.

Kevin Pshebniski has disclosed in writing that, as an officer of Hopewell Development Corporation, a Calgary based real estate developer with which Calgary has entered into a development agreement, he will be interested in any contract or transaction, or proposed contract or transaction, with that company and its affiliates. David Calnan is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Mitchell Goldhar has disclosed in writing that, as a director, officer and significant shareholder of FirstPro, he will be interested in any contract or transaction or proposed contract or transaction with FirstPro and its affiliates. Peter Forde has disclosed in writing that, as an officer of FirstPro he will be interested in any contract or transaction or proposed contract or transaction, with FirstPro and its affiliates.

Capital Requirements

Calloway accesses the capital markets from time-to-time. If Calloway were to be unable to raise additional funds through the issuance of debt, equity or equity-related securities, certain of its acquisition or development activities may be curtailed. Furthermore, Calloway may not be able to raise additional funds on favourable terms.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. Investors who are not prepared to rely on this management should not invest in Units. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

Trustees

The Trustees, with the exception of Simon Nyilassy, will not devote their full time and attention to the affairs of Calloway. In addition, FirstPro has the ability to appoint members to the board of Trustees and certain committees of the board of Trustees disproportionate to their relative percentage ownership in Trust Units. See "Declaration of Trust and Description of Units - Trustees".

Risks Relating to the Units

Potential Volatility of Unit Prices

The price for the Units could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, the gain or loss of significant properties, changes in income estimates by analysts and market conditions in the industry, as well as general economic conditions or other risk factors set out herein. In addition, stock markets have experienced volatility that has affected the market prices for many issuers' stocks and that often has been unrelated to the operating performance of such issuers. These market fluctuations may adversely affect the market price of the Units.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to the underlying value of Calloway's real estate assets.

One of the factors that may influence the market price of the Units is market interest rates relative to the monthly cash distributions of Calloway to the Unitholders. An increase in market interest rates or a decrease in monthly cash distributions by Calloway could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of Calloway.

Cash Distributions are Not Guaranteed and will Fluctuate with Calloway's Performance

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is based on many performance assumptions.

Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its Property Portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the other risk factors set out in this section which describes Calloway's assessment of those risk factors, as well as the potential consequences to a Unitholder if a risk should occur. Also see the section of this annual information form entitled "Ratings on Securities".

Return of Capital

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes).

Availability of Cash Flow

Distributable Income may exceed actual cash available from time to time because of items such as principal repayments, tenant allowances, leasing commissions and capital expenditures and redemption of Units, if any. Calloway may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. Calloway anticipates temporarily funding such items, if necessary, through an operating line of credit in expectation of refinancing long-term debt on its maturity.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If Calloway ceases to qualify as a "mutual fund trust" or "registered investment" under the Tax Act, the income tax considerations for Unitholders would be materially and adversely different in certain respects, including that Units may cease to be qualified investments for Plans and may become foreign property for Plans and other tax-exempt entities. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The Declaration of Trust of Calloway provides that a sufficient amount of Calloway's net income and net realized capital gains will be distributed each year to Unitholders or otherwise in order to eliminate Calloway's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of Calloway in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.

The extent to which distributions will be tax deferred in the future will depend in part on the extent to which Calloway is able to deduct capital cost allowance relating to properties directly held by Calloway.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of Calloway or its subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of Calloway or its subsidiaries before any assets are made available for distribution to the Trust. The Units will be effectively subordinated to most of the indebtedness and other liabilities of Calloway and its subsidiaries. Neither Calloway nor its subsidiaries will be limited in their ability to incur secured or unsecured indebtedness.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investments. Further, the entitlement of holders of Units to receive cash upon the redemption of their Units is subject to the limitations. Also, securities and/or obligations of the Trust or held by the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such securities and/or obligations. See "Declaration of Trust and Description of Units - Redemption Right".

Distribution of Securities on Redemption or Termination of the Trust

Upon a redemption of Units or termination of the Trust, the Trustees may distribute securities and/or obligations of the Trust or held by the Trust directly to the Unitholders, subject to obtaining any required regulatory approvals. Such securities and/or obligations so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, depending upon the circumstances at the time. Further, no established market may exist for the securities so distributed at the time of the distribution and no market may ever develop. See "Declaration of Trust and Description of Units - Redemption Right".

Unitholder Liability

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force. This act creates a statutory limitation on the liability of unitholders of income trusts governed by the laws of the Province of Alberta. The legislation states that an income trust is governed by the laws of Alberta if its declaration of trust or other constating document contains a provision to that effect. Calloway's Declaration of Trust contains such a provision. The legislation provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustees that arises after the legislation comes into effect. However, the legislation has not yet been judicially considered and it is possible that reliance upon the legislation by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Further, the Declaration of Trust provides that no Unitholder will be subject to any liability in connection with Calloway or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Calloway's assets. Pursuant to the Declaration of Trust, Calloway will reimburse each Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of any payment of a Calloway obligation by a Unitholder.

Further, the Declaration of Trust provides that written instruments signed by or on behalf of Calloway shall, if practicable, contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of Calloway to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Calloway (to the extent that claims are not satisfied by Calloway) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of Calloway will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Calloway including, where commercially reasonable, by obtaining appropriate insurance, where available, for the operations of Calloway and, where commercially reasonable, having written agreements signed by or on behalf of Calloway include a provision that such obligations are not binding upon Unitholders personally.

However, in conducting its affairs, Calloway will be acquiring, and has acquired, real property investments subject to existing contractual obligations, including obligations under mortgages and leases. The Trustees will use all reasonable efforts to have any such obligations under mortgages on its properties and material contracts, other than leases, modified so as not to have such obligations binding upon any of the Unitholders or annuitants personally. However, Calloway may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by Calloway, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of Calloway where the liability is not disavowed as described above.

Nature of Units

Securities such as the Units share certain, though not all, attributes common to shares of a company. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions.

Further, the Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporations Act* (Canada) and are not insured under the provisions of the Act or any other legislation.

Dilution

Calloway is authorized to issue an unlimited number of Units. Any issuance of Units may have a dilutive effect on existing Unitholders.

Unitholder Holding a Significant Number of Units

Further, according to reports filed under applicable Canadian securities legislation, Mitchell Goldhar of Vaughan, Ontario currently beneficially owns or controls a number of the outstanding units of the Trust which, together with the securities he beneficially owns or controls which are exchangeable at his option for units of the Trust for no additional consideration and the associated Special Voting Units, represent approximately 27% voting interest in the Trust. Further, according to the above mentioned reports, Mr. Goldhar currently beneficially owns or controls additional rights to acquire Units of the Trust which, if exercised or converted, would result in him increasing his beneficial economic and voting interest in the Trust to as much as approximately 39%. If Mr. Goldhar sells substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales will occur could also produce such effect. As a result of his voting interest in the Trust, Mr. Goldhar may be able to exert significant influence over matters that are to be determined by votes of the Voting Unitholders of the Trust. The timing and receipt of any takeover or control premium by Unitholders could depend on the determination of Mr. Goldhar as to when to sell Units. This could delay or prevent a change of control that would be attractive to, and provide liquidity for, Unitholders, and could limit the price that investors are willing to pay in the future for Units.

Risks Relating to the Debentures

Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Debentures are not a recommendation to purchase, hold or sell the Debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that these ratings will remain in effect for any given period of time or that these ratings will not be revised or withdrawn entirely by DBRS in the future if in its judgment circumstances are so warranted. Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which Calloway can access the debenture market.

Structural Subordination of Debentures

Liabilities of a parent entity with assets held by various subsidiaries may result in the structural subordination of the lenders of the parent entity. The parent entity is entitled only to the residual equity of its subsidiaries after all debt obligations of its subsidiaries are discharged. In the event of a bankruptcy, liquidation or reorganization of Calloway, holders of indebtedness of Calloway (including holders of Debentures) may become subordinate to lenders to the subsidiaries of Calloway.

Certain of the subsidiaries of Calloway have provided a form of guarantee pursuant to which the trustee for the 4.51% Debentures is, subject to the indenture governing the 4.51% Debentures, entitled to seek redress from such subsidiaries for the guaranteed indebtedness. These guarantees are intended to eliminate structural subordination which arises as a consequence of Calloway's assets being held in various subsidiaries. Although all subsidiaries which own material assets have provided a guarantee, not all subsidiaries of Calloway have provided such a guarantee. In addition, there can be no assurance that the trustee for the 4.51% Debentures will, or will be able to, effectively enforce the guarantee. Note that no such guarantees have been provided with respect to the 6% Debentures.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all

other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

The 4.51% Debentures are not listed for trading on any stock exchange. If the 4.51% Debentures are traded by a holder after their acquisition by that holder, they may trade at a discount from their acquisition cost to the holder depending on prevailing interest rates, the market for similar securities, the performance of Calloway and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the 4.51% Debentures. To the extent that an active trading market for the 4.51% Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Statutory Remedies

Calloway is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act*, the *Companies' Creditors Arrangement Act* and in some cases, the *Winding Up and Restructuring Act*. As a result, in the event a restructuring of Calloway were necessary, Calloway would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Debentures may be in a different position than a holder of secured indebtedness of a corporation.

MANAGEMENT OF CALLOWAY

General

An experienced and capable executive management team provides strategic direction to Calloway, subject to the supervision of the board of Trustees. Members of the executive management team have an extensive understanding of the commercial real estate industry in Calloway's target markets. The executive management of Calloway seeks to achieve and maintain geographic asset diversity, staggered lease maturities, staggered debt maturities, reasonable asset leverage, strong tenant covenants, high occupancy rates with contractual rental rate increases and appropriate capital improvement and redevelopment programs. All of Calloway's investments are subject to specific investment guidelines and the operations of Calloway are subject to specific operating policies. See "Investment Guidelines and Operating Policies".

Trustees and Executive Officers of Calloway

The following table sets forth the name, municipality of residence, office held with Calloway, experience and principal occupation during at least the last five (5) years and the approximate number of Voting Units beneficially owned or controlled as of March 10, 2006 of each of the current Trustees and executive officers of Calloway:

Name and Municipality Of Residence	Current Office In Calloway[5]	Principal Occupation	Voting Units Beneficially Owned or Controlled[6]
Simon Nyilassy Toronto, Ontario	President, Chief Executive Officer and Trustee	President and Chief Executive Officer of Calloway Real Estate Investment Trust since July 8, 2005. Executive Vice-President Finance and Treasury of FirstPro Shopping Centres group of companies, a Toronto property developer, from November 2000 to July 8, 2005. Finance consultant from August 1998 to November 2000. Trustee of Calloway Real Estate Investment Trust since November, 2003. Mr. Nyilassy is a Chartered Accountant and has a Bachelor of Science degree from the University of Warwick (1976).	27,000 0.04%
David M. Calnan [2] Calgary, Alberta	Secretary and Trustee	Partner of Shea Nerland Calnan, Barristers and Solicitors, from 1990 to present. Secretary and a Trustee of Calloway Real Estate Investment	200,175 0.29%

Name and Municipality Of Residence	Current Office In Calloway[5]	Principal Occupation	Voting Units Beneficially Owned or Controlled[6]
		Trust since December 4, 2001.	
Jamie M. McVicar [1][3] Canmore, Alberta	Trustee	Chief Financial Officer at Devonian Properties Inc., a property development company, from October 2000 to present. President of Newell Post Developments Ltd., a property development company, from June 1998 to June 2000. Legal counsel for Oxford Development Group, a property development company, from 1988 to June 1998. Trustee of Calloway Real Estate Investment Trust since December 4, 2001.	45,000 0.06%
Kevin B. Pshebniski [1][2] Calgary, Alberta	Trustee	President of Hopewell Development Corporation, a property development company, from September 1998 to present. Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998. Vice-President with Hopewell Group of Companies from January 1996 to September 1997. Trustee of Calloway Real Estate Investment Trust since December 4, 2001.	46,273 0.07%
Michael Young [3][4] Dallas, Texas	Trustee	President of Quadrant Capital Partners, a private real estate investment firm with offices in Toronto and Dallas since November 2003. From 1994 through October 2003, Managing Director and Head of Real Estate Investment Banking for CIBC World Markets. Mr. Young was appointed Global Head of Real Estate for CIBC World Markets in 1997. Trustee of Calloway Real Estate Investment Trust since November 11, 2003.	310,000 0.44%
Al Mawani [1] Toronto, Ontario	Trustee	Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the University of Toronto and a Masters of Laws from Osgoode Hall Law School. He is also a member of the Financial Executives Institute.	1,000 0.001%
Mitchell Goldhar[2] Toronto, Ontario	Trustee	President and Chief Executive Officer of FirstPro Shopping Centres group of companies, a Toronto property developer, since 1999.	19,001,924 27.04% (includes 8,534,999 Units and 10,466,925 Special Voting Units)
Peter Forde[2] Richmond Hill, Ontario	Trustee	Chief Operating Officer of FirstPro Shopping Centres group of companies, a Toronto property developer, since September 2005. Executive Vice-	1,500 0.002%

Name and Municipality Of Residence	Current Office In Calloway[5]	Principal Occupation	Voting Units Beneficially Owned or Controlled[6]
		President Finance and Administration of FirstPro Shopping Centres group of companies from 1998 to September 2005, Vice-President and Chief Financial Officer of Nexacor Realty Management Inc. (real estate subsidiary of Bell Canada) from January 1996 to October 1998. Mr. Forde is a Chartered Accountant and has a Bachelor of Business Administration degree from York University (1977).	
J. Michael Storey[2] [3] Calgary, Alberta	Trustee	Currently an independent businessman pursuing private business interests. President and Chief Executive Officer of Calloway Real Estate Investment Trust from December 4, 2001 to July 8, 2005. President, Chief Executive Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Vice-President, Corporate Development at Princeton Developments Limited from November 2001 to April 2002.	224,711 0.32%
Marc Charlebois Oakville, Ontario	Chief Operating Officer	Chief Operating Officer of Calloway Real Estate Investment Trust since September 2005. Chief Operating Officer of PenEquity Management Corporation, a pension fund asset manager and developer of retail shopping centres, from April 1995 to August 2005. Mr. Charlebois holds a Bachelor of Engineering from the Royal Military College of Canada and a Masters in Business Administration from Queen's University.	Nil
Bart Munn Toronto, Ontario	Chief Financial Officer	Chief Financial Officer of Calloway Real Estate Investment Trust since December 2005. Vice President and Chief Financial Officer of Morguard Corporation, a publicly traded owner and manager of commercial and residential real estate, from 1999 to 2005. Vice President and Chief Financial Officer of Morguard Real Estate Investment Trust from 1997 to 1999. Also held the position of Senior Vice President Finance & Administration for Morguard Investments Limited, a wholly owned subsidiary of Morguard Corporation, from 1991 until 2005. Mr. Munn is a Chartered Accountant and a licenced real estate broker.	1,000 0.001%

Notes:

(1) Member of the Audit Committee. For further details on the Audit Committee, please refer to the section entitled "Audit Committee".

(2) Member of the Investment Committee.

(3) Member of Compensation, Nominating and Governance Committee.

(4) Until July 2005, Mr. Young was retained by Calloway as a consultant to provide services connected to financing activities of Calloway.

(5) Each of the Trustees of Calloway serve in such capacity until the next annual meeting of Unitholders of Calloway unless re-

elected at that Meeting to serve for a further one year term.

(6) All Voting Units beneficially owned by the aforementioned Trustees and executive officers consist solely of Units with the exception of Mitchell Goldhar who beneficially owns both Units and Special Voting Units.

(7) Appointed as a Trustee by FirstPro pursuant to its rights under the Declaration of Trust. See "Declaration of Trust and Description of Units – Trustees."

As of March 10, 2006, the Trustees and executive officers of Calloway, as a group, beneficially owned or controlled, directly and indirectly, 19,858,583 Voting Units of Calloway, which represented approximately 28.3% of the issued and outstanding Voting Units of Calloway.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, to the best of the knowledge of management of the Trust, no person or company who is a Trustee or executive officer of the Trust, or a person or company that is the direct or indirect owner of, or who exercises control or direction over, a sufficient number of Voting Units of the Trust so as to materially affect the control of the Trust:

(a) is, as at the date of this annual information form or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company, that:

  (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Sable Technologies, Inc., a California based company of which Kevin Pshebniski was a director, filed bankruptcy protection documentation in California on August 12, 2001. Kevin Pshebniski was a director of Sable Technologies, Inc. at the time. Bramalea Limited, a company of which Simon Nyilassy was Senior Vice-President of Finance and Treasury and of which Peter Forde was Senior Vice President of finance, filed for bankruptcy protection in 1995.

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on Calloway. Given that the Trustees are engaged in a wide range of real estate and other business activities, the Declaration of Trust contains provisions, similar to those contained in the Canada Business Corporations Act, that require each Trustee to disclose to Calloway any interest in a material contract or transaction or proposed material contract or transaction with Calloway (including a contract or transaction involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with Calloway. Such disclosure is required to be made at the first meeting at which a proposed contract or transaction is considered. In the event that a material contract or transaction or proposed material contract or transaction is one that in the

ordinary course would not require approval by the Trustees, a Trustee is required to disclose in writing to Calloway or request to have entered into the minutes of the meeting of the Trustees the nature and extent of his or her interest forthwith after the Trustee becomes aware of the contract or transaction or proposed contract or transaction. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to his or her remuneration as a Trustee, officer, employee or agent of Calloway or one for indemnity under the provisions of the Declaration of Trust or liability insurance.

Kevin Pshebniski has disclosed in writing that, as an officer of Hopewell Development Corporation, a Calgary based real estate developer with which Calgary has entered into a development agreement, he will be interested in any contract or transaction, or proposed contract or transaction, with that company and its affiliates. David Calnan is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Mitchell Goldhar has disclosed in writing that, as a director, officer and significant shareholder of FirstPro, he will be interested in any contract or transaction or proposed contract or transaction with FirstPro and its affiliates. Peter Forde has disclosed in writing that, as an officer of FirstPro he will be interested in any contract or transaction or proposed contract or transaction, with FirstPro and its affiliates.

OPERATION OF THE PROPERTY PORTFOLIO

Leasing Function

The leasing function for the Property Portfolio is primarily provided by First Pro. Calloway and First Pro have developed a leasing strategy for each property reflecting the nature of the property, its position within the local marketplace, prevailing and forecast economic conditions and the state of the local real estate market and status of existing tenancies.

Property Management Function

The property management function for the Property Portfolio is primarily provided by First Pro. Three other external managers provide property management services for 12 properties representing approximately 8.6% of total leaseable area of the Property Portfolio.

With the exception of seven of the Acquisition Properties, FirstPro manages all of the Acquisition Properties, as well as the Abbotsford, Sarnia and Anjou properties, pursuant to the FirstPro Management Agreements.

The FirstPro Management Agreements for the Acquisition 1 Properties include:

(a) leasing fees equal to $3.00 per square foot on new leases entered into with respect to the FirstPro Properties and $1.00 per square foot for lease renewals. If an external leasing agent is involved, the total leasing fee may not exceed $4.00 per square foot;

(b) property management fees equal to 3% of gross rental revenues;

(c) financing fees equal to 0.5% of any new third party financing where FirstPro is requested to act in this capacity, in which case this fee is inclusive of outside mortgage broker fees;

(d) disposition fees equal to 2% of gross proceeds of any disposition; and

(e) a term of five years, renewable, at the option of FirstPro, for a further five year term.

The FirstPro Management Agreements for the remainder of the Acquisition Properties managed by FirstPro include:

(a) leasing fees equal to $3.00 per square foot on new leases entered into with respect to the Acquisition Properties and $1.00 per square foot for lease renewals. If an external leasing agent is involved, the total leasing fee may not exceed $4.00 per square foot;

(b) property management fees equal to 2.5% of net rental revenue plus the administration fees paid by tenants under relevant leases; and

(c) a term of five years, renewable, at the option of FirstPro, for a further five year term.

Canadian Real Estate Investment Trust ("CREIT") provides property management services for interests in seven properties in Ontario and Quebec. CREIT owns and manages over 15 million square feet of commercial real estate in over 130 retail, industrial and office properties. CREIT is responsible for the provision to Calloway of property management services for the following properties within the Property Portfolio pursuant to the CREIT Management Agreements:

- Ottawa (South Keys) Wal-Mart Centre, Ottawa, Ontario;
- Markham Woodside Centre, Markham, Ontario;
- Markham Woodside Centre II, Markham, Ontario;
- Chatham Wal-Mart Centre, Chatham, Ontario;
- Woodbridge Centre, Vaughan, Ontario;
- Montreal (Decarie) Wal-Mart Centre, Montreal, Quebec; and,
- Hull Wal-Mart Centre, Hull, Quebec

In connection with the provision of its services to Calloway, CREIT is entitled to a fee for each fiscal year during the first three years of the CREIT Management Agreements in an amount equal to the lesser of (i) 2.5% of the aggregate of net rentals payable and received from the CREIT managed properties during such year; and (ii) any administrative fees or charges paid by tenants pursuant to their leases. The CREIT Management Agreements have an initial term of three years and will automatically be renewed for successive three year renewal terms, unless otherwise terminated in accordance with the CREIT Management Agreements.

Hopewell Real Estate Services Inc. ("HRESI") provides property management services for certain multi-tenant assets in Alberta, British Columbia and Ontario. The property management team at HRESI manages approximately 1.5 million square feet of commercial real estate in these provinces and have over 75 years of experience in managing retail, industrial and office properties. HRESI is responsible for the provision to Calloway of property management services for the following properties within the Property Portfolio pursuant to the Hopewell Management Agreements:

- Airtech Centre, Vancouver, British Columbia;
- Canadian Commercial Centre, Calgary, Alberta;
- British Colonial Building, Toronto, Ontario; and
- Crowchild Corner, Calgary, Alberta.

In connection with the provision of its services to Calloway, HRESI is entitled to a fee for each fiscal year during the first three years of the Hopewell Management Agreements in an amount equal the actual annual recovery from the tenants under their leases for management and administrative fees, charges, expenses and penalties. For lease renewals, HRESI is entitled to a leasing fee equal to 2.5% of the annual base rent for the first five years of the renewal term. The Hopewell Management Agreements have an initial term of three years and will automatically be renewed for successive one year renewal terms, unless otherwise terminated in accordance with the Hopewell Management Agreements. After the initial term, the Hopewell Management Agreements may be terminated by either party on 90 days notice.

Calloway has entered into a property management contract with Landmark with respect to Namao Centre, a retail centre located in Edmonton, Alberta. The contract is for a one year term and is on market terms.

Calloway has determined that it is cost effective to internally manage Lloyd Mall located in Lloydminster, Alberta. Calloway's management team has, in the aggregate, over 60 years of combined experience in lease negotiation, building improvements and property supervision.

Calloway intends to internalize the property management function for all of its properties either directly or through a wholly-owned subsidiary when it is cost effective to do so.

Environmental Policy

Calloway will endeavour to ensure that the Property Portfolio is managed in compliance with all applicable environmental laws and regulations and has adopted and implement rules, standards and procedures to deal with all applicable environmental issues for each asset in the Property Portfolio. Calloway's operating policy requires it to obtain a Phase 1 environmental assessment conducted by an independent and experienced environmental consultant prior to acquiring a property.

LEGAL PROCEEDINGS

Calloway has not been, nor is presently involved in, any legal proceedings material to it and insofar as it is aware, no such proceedings are contemplated.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta is the transfer agent and registrar for the Units and the Debentures.

MATERIAL CONTRACTS

There following are the only material contracts, other than contracts entered into in the ordinary course of business, that are material to Calloway and that were entered into within the most recently completed financial year, or before the most recently completed financial year but that are still in effect:

(a) The Declaration of Trust, the particulars of which are set out under "Declaration of Trust and Description of Units".

(b) The trust indenture dated May 14, 2004 between Calloway as issuer and Computershare Trust Company of Canada as trustee providing for the issuance of the 6% Debentures. See "Description of Other Securities – 6% Convertible Debentures Due June 30, 2014".

(c) The trust indenture dated September 22, 2005 between Calloway as issuer and Computershare Trust Company of Canada as trustee providing for the issuance of the 4.51% Debentures. See "Description of Other Securities – 4.51% Series A Senior Unsecured Debentures Due September 22, 2010".

(d) The Holdings Trust Declaration of Trust. See "Information Respecting Calloway Holdings Trust".

(e) The Calloway LP Agreement. See "Information Regarding Calloway Limited Partnership".

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, the current auditors of the Trust, are named as having prepared or certified a statement, report or valuation described or included in a filing made by the Trust under National Instrument 51-102 during, or relating to, the Trust's most recently completed financial year. PricewaterhouseCoopers LLP is independent of the Trust in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants, the former auditors of the Trust, are named as having prepared or certified a statement, report or valuation described or included in a filing made by the Trust under National Instrument 51-102 during, or relating to, the Trust's most recently completed financial year. Kenway Mack Slusarchuk Stewart LLP is independent of the Trust in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

RBC Dominion Securities Inc. is named as having prepared or certified a statement, report or valuation described or included in a filing made by the Trust under National Instrument 51-102 during, or relating to, the Trust's most recently

completed financial year. As of the date of such statements, reports or valuations, RBC Dominion Securities Inc. beneficially owned, directly or indirectly, less than 1% of any the Trust's outstanding securities.

Altus Group Limited is named as having prepared or certified a statement, report or valuation described or included in a filing made by the Trust under National Instrument 51-102 during, or relating to, the Trust's most recently completed financial year. As of the date of such statements, reports or valuations, Altus Group Limited beneficially owned, directly or indirectly, less than 1% of any the Trust's outstanding securities.

Colliers International is named as having prepared or certified a statement, report or valuation described or included in a filing made by the Trust under National Instrument 51-102 during, or relating to, the Trust's most recently completed financial year. As of the date of such statements, reports or valuations, Colliers International beneficially owned, directly or indirectly, less than 1% of any the Trust's outstanding securities.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

Audit Committee Composition

The Audit Committee consists of Al Mawani (chair), Jamie McVicar and Kevin Pshebniski. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Al Mawani – Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the University of Toronto. He is a member of the Financial Executives Institute and is a trustee of IPC US Real Estate Investment Trust and Boardwalk Real Estate Investment Trust.

Jamie McVicar – Mr. McVicar has been the Chief Financial Officer at Devonian Properties Ltd. since October 2000. Mr. McVicar was the President of Newell Post Developments Ltd. from June 1998 to June 2000. Mr. McVicar also acted as legal counsel for Oxford Development Group from 1988 to June 1998.

Kevin Pshebniski – Mr. Pshebniski was the Vice President with Hopewell Group of Companies from January 1996 to September 1997, Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998 and is currently the President of Hopewell Development Corporation. Mr. Pshebniski has also been the Vice President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve all non-audit services to be provided to the Trust or its subsidiary entities by its external auditors or the external auditors of the Trust's subsidiary entities.

External Auditor Service Fees

The aggregate amounts paid or accrued by the Trust with respect to fees payable to Kenway Mack Slusarchuk Stewart LLP ("KMSS"), the former external auditors for the Trust, and to PricewaterhouseCoopers LLP ("PwC"), the current external auditors for the Trust, for audit (including separate audits of subsidiary entities, financings and regulatory reporting requirements), audit-related, tax and other services in the fiscal years ended December 31, 2004 and 2005 were as follows:

	2004			2005		
	Payable to KMSS	Payable to PwC	Aggregate	Payable to KMSS	Payable to PwC	Aggregate
Audit fees [1]	$129,800	$0	$129,800	$23,100	$155,000	$178,100
Audit-related fees[2]	$66,050	$0	$ 66,050	$49,000	$20,000	$69,000
Tax fees[3]	$12,100	$0	$12,100	$17,300	$0	$17,300
All other fees[4]	$169,150	$0	$169,150	$126,000	$34,000	$160,000
TOTAL	$377,100	$0	$377,100	$215,400	$209,000	$424,400

Notes:

(1) "Audit fees" include the aggregate professional fees paid to the external auditors for the audit of the annual consolidated financial statements and other regulatory audits and filings.

(2) "Audit-related fees" include the aggregate fees paid to the external auditors for services related to the audit services, including namely review of quarterly financial statements and management's discussion and analysis thereon, audit of property common area costs, advise on audit committee charter and consultations regarding financial reporting and accounting standards.

(3) "Tax fees" include the aggregate fees paid to the external auditors for tax compliance, tax advice, tax planning and advisory services, including namely preparation of tax returns, deferred unit plan considerations and sales tax assistance.

(4) "All other fees" include the aggregate fees paid to the external auditors for all other services other than those presented in the categories of audit fees, audit-related fees and tax fees, including namely assistance with management information circulars and prospectuses, service related to underwriter's due diligence and assistance to legal counsel for applications for relief to securities commissions.

The Audit Committee of the Trust considered and agreed that the above fees are compatible with maintaining the independence of the Trust's auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Trust by the Trust's external auditors and in such case, only with the prior approval of the Audit Committee.

INFORMATION RESPECTING CALLOWAY HOLDINGS TRUST

General

Calloway Holdings Trust (the "Holdings Trust") is an unincorporated open-ended limited purpose trust formed under the laws of the Province of Alberta and created pursuant to a declaration of trust dated June 15, 2005 (the "Holdings Trust Declaration of Trust").

Holdings Trust is administered by a board of trustees. As at March 10, 2006, the sole trustee of Holdings Trust is Simon Nyilassy, the President, Chief Executive Officer and a Trustee of the Trust. See "Management of Calloway".

As at March 10, 2006, all of the units of Holdings Trust ("Holdings Trust Units") are held by the Trust. As at March 10, 2006, Holdings Trust owns all of the Class A Units of Calloway LP.

Business

Holdings Trust is a limited purpose trust and its operations and activities shall be restricted to the following activities:

(a) investing in such securities and/or obligations as may be approved from time to time by the trustees of Holdings Trust, including the securities and/or obligations of Calloway LP, and otherwise lending funds to Calloway LP and its affiliates and borrowing funds for any such purposes;

(b) issuing guarantees of the obligation and indebtedness of any of its subsidiaries or affiliates and charging, pledging, hypothecating or granting any security interest, mortgage or encumbrance over or with respect to any or all of the assets of Holdings Trust in connection with any such guarantees;

(c) disposing of any part of the assets of Holdings Trust;

(d) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the trustees of Holdings Trust and other investments (including investments in Calloway LP) for the purposes of paying expenses and liabilities of Holdings Trust, paying amounts payable by Holdings Trust in connection with the redemption of any units of Holdings Trust, and making distributions to the unitholders of Holdings Trust; and

(e) undertaking such other activities as shall be approved by the trustees of Holdings Trust from time to time.

Holdings Trust Units

Holdings Trust's authorized capital consists of an unlimited number of Holdings Trust Units. As of March 10, 2006, all of the issued and outstanding Holdings Trust Units are held by the Trust.

Each Holdings Trust Unit represents an equal fractional undivided beneficial interest in any distributions from Holdings Trust, and in any net assets of, Holdings Trust in the event of termination or winding-up of Holdings Trust. All Holdings Trust Units are of the same class with equal rights and privileges. Each Holdings Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of Holdings Trust and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of unitholders for each Holdings Trust Unit held.

Holdings Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in Holdings Trust. Holders of Holdings Trust Units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

Holdings Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Holdings Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Holdings Trust Declaration of Trust provides that no unitholder will be subject to any liability in connection with Holdings Trust or its obligations and affairs and, in the event that a court determines unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the unitholder's share of Holdings Trust's assets. Pursuant to the Holdings Trust Declaration of Trust, Holdings Trust will indemnify and hold harmless each unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of such unitholder not having such limited liability.

The Holdings Trust Declaration of Trust provides that the trustees and Holdings Trust will make reasonable efforts to include a provision in all written instruments signed by or on behalf of Holdings Trust to the effect that such obligation will not be binding upon unitholders personally. Notwithstanding the terms of the Holdings Trust Declaration of Trust, unitholders may not be protected from liabilities of Holdings Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Holdings Trust (to the extent that claims are not satisfied by Holdings Trust) that do not arise under contracts, including claims in tort, claims for taxes

and possibly certain other statutory liabilities. The possibility of any personal liability to unitholders of this nature arising is considered unlikely in the view of the Trust and the fact that the primary activity of Holdings Trust is to hold securities, and all of the operations of Holdings Trust will be carried on by subsidiaries of Holdings Trust.

The activities of Holdings Trust and its subsidiaries will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the unitholders for claims against the Trust including, where commercially reasonable, by obtaining appropriate insurance, where available, for the operations of its operating subsidiaries and, where commercially reasonable, having written agreements signed by or on behalf of Holdings Trust include a provision that such obligations are not binding upon unitholders personally.

Issuance of Holdings Trust Units

The Holdings Trust Declaration of Trust provides that Holdings Trust Units or rights to acquire Holdings Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the trustees determine. At the option of the trustees, Holdings Trust Units may be issued in satisfaction of any distribution of Holdings Trust to unitholders on a pro rata basis to the extent Holdings Trust does not have available cash to fund such distributions. The Holdings Trust Declaration of Trust also provides that, unless the trustees determine otherwise, immediately after any pro rata distribution of Holdings Trust Units to all unitholders in satisfaction of any non-cash distribution, the number of outstanding Holdings Trust Units will be consolidated such that each unitholder will hold after the consolidation the same number of Holdings Trust Units as the unitholder held before the non-cash distribution, except where tax was required to be withheld. In this case, each certificate, if any, representing a number of Holdings Trust Units prior to the non-cash distribution is deemed to represent the same number of Holdings Trust Units after the non-cash distribution and the consolidation.

Cash Distributions

The amount of cash to be distributed periodically per Holdings Trust Unit will generally be equal to a pro rata share of all amounts received by Holdings Trust in each period including, without limitation, distributions on or in respect of the Class A Units of Calloway LP owned by the Trust less: (i) administrative expenses and other obligations of Holdings Trust; and (ii) amounts which may be paid by Holdings Trust in connection with any cash redemptions of Holdings Trust Units. Any income of Holdings Trust which is applied to any such cash redemptions of Holdings Trust Units or is otherwise unavailable for cash distribution will be distributed to unitholders in the form of additional Holdings Trust Units. Such additional Holdings Trust Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Redemption Right

Holdings Trust Units are redeemable at any time on demand by the holders thereof. Upon receipt of the redemption request by Holdings Trust, all rights to and under the Holdings Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Holdings Trust Unit (the "Redemption Price") equal to the fair market value thereof as determined by the trustees in accordance with the Holdings Trust Declaration of Trust.

The aggregate Redemption Price payable by Holdings Trust in respect of any Holdings Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of unitholders to receive cash upon the redemption of their Holdings Trust Units is subject to the limitations that the total amount payable by Holdings Trust in respect of such Holdings Trust Units and all other Holdings Trust Units tendered for redemption in the same calendar month shall not exceed $50,000.00 (provided that the trustees may, in their sole discretion, waive such limitation in respect of any calendar month).

If a unitholder is not entitled to receive cash upon the redemption of Holdings Trust Units as a result of the foregoing limitations, then the Redemption Price for such Holdings Trust Units shall be the fair market value thereof, as determined by the trustees, and subject to any applicable regulatory approvals, be paid and satisfied, at the option of Holdings Trust, by way of the issuance and delivery by Holdings Trust to each holder of Holdings Trust Units tendered for redemption who is not entitled to receive cash in respect thereof on the Redemption Date of:

(a) an unsecured redeemable subordinated promissory note in a principal amount equal to the Redemption Price as determined by the trustees, bearing a commercially reasonable rate of interest as determined by the trustees in their sole and absolute discretion; or

(b) a promissory note of any other series as may be established by Holdings Trust from time to time with such terms as the trustees may determine in a principal amount equal to the Redemption Price as determined by the trustees; or

(c) securities and/or obligations held by Holdings Trust or any other assets of Holdings Trust having a fair market value equal to the applicable Redemption Price as determined by the trustees.

No fractions of securities and/or obligations will be distributed and where the number of securities and/or obligations includes a fraction, such number shall be rounded to the next lowest whole number. Holdings Trust shall be entitled to all distributions paid on the securities and/or obligations on or before the date of the distribution in specie.

Meetings of Holders of Holdings Trust Units

The Holdings Trust Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the presentation of audited financial statements of Holdings Trust for the prior year, the election or removal of trustees (except filling casual vacancies), the appointment or removal of the auditors of Holdings Trust, the approval of amendments to the Holdings Trust Declaration of Trust (except as described under "Amendments to the Holdings Trust Declaration of Trust"), the sale of the assets of Holdings Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization), the termination of Holdings Trust and providing direction to Holdings Trust as to the election or removal of directors of the general partner of Calloway LP. Meetings of unitholders will be called and held annually for, among other things, the election of the trustees, the appointment of auditors of Holdings Trust and providing direction to Holdings Trust as to the election or removal of directors of the general partner of Calloway LP. A resolution appointing or removing a trustee, the auditors of Holdings Trust or providing direction to Holdings Trust as to the election or removal of directors of the general partner of Calloway LP must be passed by a simple majority of the votes cast by unitholders. The balance of the foregoing matters must be passed by at least 66 ⅔% of the votes cast at a meeting of unitholders called for such purpose.

A meeting of holders of Holdings Trust Units may be convened at any time and for any purpose by the trustees and must be convened if requisitioned by the holders of not less than 10% of the Holdings Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the matters proposed to be dealt with at the meeting.

Holders of Holdings Trust Units may attend and vote at all meetings of unitholders either in person or by proxy and a proxyholder need not be a unitholder. One or more persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Holdings Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Holdings Trust Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders.

Information and Reports

Holdings Trust will furnish to unitholders of Holdings Trust such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of unitholders, the trustees will provide the unitholders of Holdings Trust (along with notice of such meeting) all such information as is required by applicable law and the Holdings Trust Declaration of Trust to be provided to such holders.

Trustees

Holdings Trust is administered by a board of trustees. The Holdings Trust Declaration of Trust establishes a board of trustees comprised of not more than nine members nor less than one member. Trustees shall be reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the unitholders of Holdings Trust. Persons who are Non-Residents are disqualified from being a trustee.

The Holdings Trust Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees may, in respect of the assets of Holdings Trust, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of Holdings Trust. The trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing Holdings Trust as a unitholder in Calloway LP; (ii) maintaining records and providing reports to unitholders; (iii) supervising the activities of Holdings Trust; (iv) managing the affairs of Holdings Trust; (v) providing direction as to the election or removal of directors of the general partner of Calloway LP; (vi) ensuring that the restrictions in the Holdings Trust Declaration of Trust on Non-Resident ownership are met; and (vii) declaring distributions from Holdings Trust to unitholders.

A trustee may resign upon written notice to Holdings Trust and may be removed by a majority of the votes cast at a special meeting of the unitholders and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the trustees.

A quorum of the trustees, being a majority of the trustees then holding office, may fill a vacancy in the trustees, except a vacancy resulting from an increase in the number of trustees or from a failure of the unitholders to elect the required number of trustees. In the absence of a quorum of the trustees, or if the vacancy has arisen from a failure of the unitholders to elect the required number of trustees, the trustees shall forthwith call a special meeting of unitholders to fill the vacancy. If the trustees fail to call such meeting or if there are no trustees then in office, any unitholder may call the meeting.

The Holdings Trust Declaration of Trust provides that the trustees may, between annual meetings of the unitholders, appoint one or more additional trustees to serve until the next annual meeting of the unitholders, but the number of additional trustees shall not at any time exceed one-third of the number of trustees who held office at the expiration of the immediately preceding annual meeting of the unitholders.

The Holdings Trust Declaration of Trust provides that the trustees shall act honestly and in good faith with a view to the best interests of Holdings Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Holdings Trust Declaration of Trust provides that the trustees shall be entitled to indemnification from Holdings Trust respect of the exercise of their powers and the discharge of their duties in the absence of breach of their duties and standard of care. The duties and standard of care of the trustees provided in the Holdings Trust Declaration of Trust are similar to those imposed on a director of a corporation.

Except as expressly prohibited by law, the trustees may grant or delegate certain of the trustees' authority to effect the actual administration of the duties of the trustees under the Holdings Trust Declaration of Trust. The trustees may grant broad discretion to a third party to administer and manage the day-to-day operations of Holdings Trust, and to make executive decisions which conform to the general policies and general principles set forth in the Holdings Trust Declaration of Trust or otherwise established by the trustees.

See the table in "Management of Calloway" which outlines the name and municipality of residence of the sole trustee of Holdings Trust, Simon Nyilassy, together with his principal occupation for the previous five years.

Amendments to the Holdings Trust Declaration of Trust

The Holdings Trust Declaration of Trust may be amended or altered from time to time by at least 66 ⅔% of the votes cast at a meeting of the unitholders called for such purpose.

The trustees may, without the approval of the unitholders, make certain amendments to the Holdings Trust Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the trustees or over the Holdings Trust;

(b) deemed necessary or advisable to ensure that Holdings Trust has not been established nor maintained primarily for the benefit of Non-Residents;

(c) which, in the opinion of the trustees, provide additional protection for or benefit to the unitholders;

(d) to remove any conflicts or inconsistencies in the Holdings Trust Declaration of Trust or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the trustees, necessary or desirable and not prejudicial to the unitholders; and

(e) which, in the opinion of the trustees, are necessary or desirable as a result of changes in taxation laws.

Term of Holdings Trust and Sale of Substantially All Assets

Holdings Trust has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth, alive on June 1, 2005. Pursuant to the Holdings Trust Declaration of Trust, termination of Holdings Trust or the sale or transfer of the assets of Holdings Trust as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of Holdings Trust as approved by the board of trustees of Holdings Trust, requires approval by at least 66 ⅔% of the votes cast at a meeting of the holders of Holdings Trust Units.

Exercise of Voting Rights

The Holdings Trust Declaration of Trust provides that:

(a) the trustees shall not without the approval of holders of Holdings Trust Units by way of resolution passed by a majority of the votes cast by holders of Holdings Trust Units at a meeting (or passed by written resolution):

    (i) vote the Class A Units of Calloway LP with respect to any matter which under the Calloway LP Agreement requires or permits the approval of holders of Class A Units by way of a resolution passed by a majority of votes cast by holders of Class A Units at a meeting; or

    (ii) appoint or change the auditors of Holdings Trust.

(b) The trustees shall not without the approval of holders of Holdings Trust Units by way of a Special Resolution (as defined in the Holdings Trust Declaration of Trust):

    (i) vote the Class A Units of Calloway LP with respect to any matter which under the Calloway LP Agreement requires or permits the approval of holders of Class A Units by way of a Extraordinary Resolution (as defined in the Calloway LP Agreement);

    (ii) authorize the termination, liquidation or winding up of Holdings Trust, other than as described under "Information Respecting Calloway Holdings Trust — Term of Holdings Trust and Sale of Substantially All Assets";

    (iii) amend the Holdings Trust Declaration of Trust, except as described under "Information Respecting Calloway Holdings Trust — Amendments to the Holdings Trust Declaration of Trust"; or

(iv) authorize or approve the combination, arrangement or merger of Holdings Trust with any other person or entity.

(c) Notwithstanding the foregoing, the trustees may take any action without the approval of the holders of Holdings Trust Units to effect an internal reorganization of the direct or indirect assets of Holdings Trust as a result of which Holdings Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

In addition, the Holdings Trust Declaration of Trust provides that except as contemplated in the Holdings Trust Declaration of Trust, the trustees shall have no power to sell or otherwise dispose of all or substantially all of Holdings Trust's assets, except with the approval of holders of Holdings Trust Units by Special Resolution at a meeting of holders of Holdings Trust Units called for that purpose or except as part of an internal reorganization of the direct or indirect assets of Holdings Trust as a result of which Holdings Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

For the purposes of the Holdings Trust Declaration of Trust, "Special Resolution" means a resolution approved by at least 66 ⅔% of the votes cast by those holders of Holdings Trust Units who, being entitled to vote, vote upon that resolution in person or by proxy at a duly constituted meeting of holders of Holdings Trust Units, or at any adjournment thereof, called in accordance with the Holdings Trust Declaration of Trust, or a written resolution in one or more counterparts signed in original or facsimile form by such persons to which are attached at least 66 ⅔% of the votes entitled to be voted on the relevant matter.

For the purposes of the Calloway LP Agreement, "Extraordinary Resolution" means a resolution approved by at least 66 ⅔% of the votes cast by those limited partners who, being entitled to vote, vote upon that resolution in person or by proxy at a duly constituted meeting of limited partners or at any adjournment thereof, called in accordance with the Calloway LP Agreement, or a written resolution in one or more counterparts signed in original or facsimile form by such limited partners holding units of Calloway LP to which are attached at least 66 ⅔% of the votes entitled to be voted on the relevant matter.

INFORMATION RESPECTING CALLOWAY LIMITED PARTNERSHIP

General

Calloway Limited Partnership ("Calloway LP") is a limited partnership formed under the laws of the Province of Alberta pursuant to a limited partnership agreement dated June 15, 2005 (the "Calloway LP Agreement").

Business

The business of Calloway LP is that of acquiring and operating Real Property and any and all other activities that Calloway LP may engage in from time to time with a view to a profit and that the general partners determine to be in the best interests of Calloway LP, provided that all such business shall relate to the ownership of Real Property.

Calloway GP, as majority general partner of Calloway LP, manages the business and affairs of Calloway LP. See "Information Respecting Calloway GP Inc."

Partnership Units

An unlimited number of Class A Units, Class B Units and Class C Units may be issued. Holders of Class A Units are considered to be limited partners for the purposes of the *Partnership Act* (Alberta) while holders of Class B Units and Class C Units are considered to be general partners for the purposes of the *Partnership Act* (Alberta). There shall be no restriction on the number of partnership units that a partner may hold in Calloway LP. No fractional partnership units will be issued and no person shall have any rights to receive fractional partnership units or to receive cash in lieu of the issue of a fraction of a partnership unit.

Holders of Class A and Class B Units are entitled to notice, of and to attend and vote at, meetings of partners of Calloway LP. Holders of Class C Units are entitled to notice of, and to attend, meetings of partners of Calloway LP but are not entitled to vote thereat. At meetings of partners of Calloway LP, the holders of Class A Units shall have 5 votes for each Class A Unit held, the Class B Units shall have 1 vote for each Class B Unit held, and the holders of Class C Units shall have no votes for each Class C Unit held.

Subject to the restrictions contained in the Calloway LP Agreement and subject to the prior written consent of the majority general partner, partnership units may be transferred by a partner. The majority general partner has the right to deny the transfer of partnership units including, without limitation, any transfer to a Non-Resident or a partnership that is not a "Canadian partnership" within the meaning of the Tax Act and in certain of other circumstances.

Holders of Class C Units are entitled to exchange their Class C Units in consideration for Class B Units and/or cash pursuant to and subject to the terms and conditions set out in the Exchange Agreement. Holders of Class B Units are entitled to exchange their Class B Units in consideration for Units of the Trust pursuant to and subject to the terms and conditions set out in the Exchange Agreement.

As of March 10, 2006, there were 3,080,000 Class A Units, 12,987,859 Class B Units and 8,106,600 Class C Units issued and outstanding. As of March 10, 2006, Holdings Trust owns all of the outstanding Class A Units while others own all of the outstanding Class B and Class C Units

Expenses of the Partnership

Calloway LP will reimburse the general partners for all direct costs and expenses incurred on the partnership's behalf by the general partners in the performance of its duties hereunder, but specifically excluding expenses of any action, suit or other proceedings in which or in relation to which the general partners are adjudged to be in breach of any duty or responsibility imposed on it hereunder. In addition, Calloway LP will reimburse the general partners for all indirect costs, including general office and administrative expenses, reasonably allocable to the partnership. Calloway LP will be responsible for the payment of any goods and services tax, if any, with respect to fees paid to the general partners.

Allocation of Net Income and Loss for Tax Purposes

The income for tax purposes or loss for tax purposes for a given fiscal year shall be calculated in accordance with the provisions of the Tax Act and the maximum discretionary deductions available to Calloway LP in computing its income shall be claimed to the extent such deductions reduce the taxable income of the partnership, but not to the extent such deductions would create a loss for purposes of the Tax Act. Such income for tax purposes or loss for tax purposes from each source for that fiscal year, and all other items of income, gain, loss, deduction, recapture and credit of the partnership, which are allocable for the purposes of the Tax Act and other relevant taxing statutes, shall be allocated to the partners (including, for greater certainty, partners who become or cease to be partners during the fiscal year of the partnership) in an amount calculated by multiplying the aggregate amount to be allocated among the partners by a fraction, the numerator of which is the sum of the cash distributions received by that partner and the aggregate amount of any loans made by the partnership to that partner in lieu of a distribution pursuant to the applicable provisions of the Calloway LP Agreement with respect to that fiscal year, and the denominator of which is the total amount of the cash distributions and the aggregate amount of all loans under pursuant to the applicable provisions of the Calloway LP Agreement made by the partnership to all partners with respect to that fiscal year. For greater certainty, a cash distribution made by the partnership to a partner in a year that is used to repay a loan made pursuant to the applicable provisions of the Calloway LP Agreement shall not be included as a cash distribution received by the partner for these purposes.
The income or loss of the partnership for accounting purposes for a given fiscal year shall be allocated among the partners in the same proportion as income for tax purposes or loss for tax purposes is allocated for such fiscal year.

Amount of Income Allocated

The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by the partnership to that partner in respect of a given fiscal year.

Where No Cash Distributions Made

If, with respect to a given partnership fiscal year, no cash distribution is made by Calloway LP to its partners, the income for tax purposes or loss for tax purposes from each source for that fiscal year will be allocated as follows:

(a) as to 0.01%, to the majority general partner (i.e. Calloway GP);

(b) as to 0.01%, to the holders of the Class C Units, pro rata among them in accordance with the number of units held by each such partner; and

(c) as to the remainder, to the holders of the Class A Units and the Class B Units pro rata among them in accordance with the number of units held by each such partner.

Where Cash Distributions Made

Calloway LP will distribute to the partners whose names appear on the record on the last day of each month, all of the means the free cash flow of Calloway LP as determined by the majority general partner (i.e. Calloway GP) available to the partnership for distribution ("Distributable Cash") and such distributions shall be allocated among the partners as follows:

(a) as to 0.01%, to the majority general partner (i.e. Calloway GP);

(b) as to 0.01%, to the holders of the Class C Units, pro rata among them in accordance with the number of units held by each such Partner;

(c) to the holders of the Class B Units, such amounts as are necessary such that the amount distributed in respect of each such partner is equal to the amount that the Trust would have distributed to such partner if each Class B Unit owned by such partner were a Unit of the Trust; and

(d) as to the remaining Distributable Cash, to the holders of the Class A Units, pro rata among them in accordance with the number of units owned by each such Partner.

Notwithstanding the foregoing, each partner may, in lieu of receiving the distributions described above at the time indicated above, choose to be loaned amounts from the partnership equal to those amounts which would otherwise have been distributed, and to have the aggregate of all distributions described above made to it on the first business day following the end of the fiscal year in which such distributions would otherwise have been made. Each loan made in a fiscal year will not bear interest and will be due and payable in full on the first business day following the end of the fiscal year during which the loan was made. Any person who has received loans in lieu of distributions in a fiscal year in which such person has ceased to be a partner shall receive distributions on the first business day following the end of that fiscal year equal to the amount that would otherwise have been distributed to such person during that portion of the fiscal year in which such person was a partner. With respect to amounts distributed to a partner or a person who has ceased to be a partner at any time after the making of a loan to a partner, the partner shall be deemed to have irrevocably directed that the amount of any such distribution first be applied to repay loans previously advanced.

INFORMATION RESPECTING CALLOWAY GP INC.

Calloway GP Inc. ("Calloway GP") was established under the *Business Corporations Act* (Alberta) on May 25, 2005. Calloway GP is the general partner of Calloway LP and conducts no other business.

Calloway GP is authorized to issue an unlimited number of common shares. As at March 10, 2006, all of the outstanding common shares of Calloway GP are owned by Holdings Trust. Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of Calloway GP and to one vote at such meetings. The holders of common shares are, at the discretion of the board of directors of Calloway GP and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of Calloway GP upon the liquidation, dissolution,

bankruptcy or winding-up of Calloway GP or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the common shares.

As at March 10, 2006, the directors of Calloway GP are Simon Nyilassy, the President, Chief Executive Officer and a Trustee of the Trust, and David Calnan, a Trustee of the Trust. Simon Nyilassy also serves as the President of Calloway GP while David M. Calnan serves as the Secretary of Calloway GP. See "Management of Calloway".

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.

Additional information, including trustees' and officers' remuneration and indebtedness, principal holders of the Trust's securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Trust's Information Circular for its most recent meeting of Unitholders which involved the election of Trustees.

Additional financial information is provided in the Trust's consolidated financial statements and management discussion and analysis for its most recently completed financial year.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

I. The Board of Trustees' Mandate for the Audit Committee

1. **The Board of Trustees** (the "Board") bears responsibility for the stewardship of Calloway Real Estate Investment Trust (the "Trust"). To discharge that responsibility, the Board supervises the management of the business and affairs of the Trust. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Trust's business and affairs.

   Financial reporting and disclosure by the Trust constitutes a significant aspect of the management of the Trust's business and affairs.

   The objective of the Board's monitoring of the Trust's financial reporting and disclosure (the "Financial Reporting Objective") is to gain reasonable assurance of the following:

   a) that the Trust complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;

   b) that the accounting principles, significant judgements and disclosures which underlie or are incorporated in the Trust's financial statements are the most appropriate in the prevailing circumstances;

   c) that the Trust's quarterly and annual financial statements are accurate and present fairly the Trust's financial position and performance in accordance with generally accepted accounting principles; and

   d) that appropriate information concerning the financial position and performance of the Trust is disseminated to the public in a timely manner.

   The Board is of the view that the Financial Reporting Objective cannot be reliably met unless the following activities (the "Fundamental Activities") are conducted effectively:

   a) the Trust's accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Trust's financial transactions;

   b) the Trust's internal financial controls are regularly assessed for effectiveness and efficiency;

   c) the Trust's quarterly and annual financial statements are properly prepared by management;

   d) the Trust's quarterly and annual financial statements are reported on by an external auditor appointed by the unitholders of the Trust; and

   e) the financial components of the Trust's Disclosure Policy are complied with by management and the Board.

   To assist the Board in it's monitoring of the Trust's financial reporting and disclosure, the Board hereby acknowledges the existence of, a committee of the Board known as the Audit Committee (the "Committee"), as established in the Declaration of Trust (the "Declaration"). The Committee shall develop for the Board's approval a Charter which, amongst other things, will describe the activities in which the Committee will engage to operationalize the powers delegated to it in the Declaration, for the purpose of gaining reasonable assurance that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met.

2. Composition of the Committee

a) The Committee shall be appointed annually by the Board and consist of not less than three (3) members from among the Trustees of the Trust, each of whom shall be an independent trustee and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her objective judgement as a member of the Committee. Officers of the Trust including the Chairman of the Board, may not serve as members of the Audit Committee.

b) The Board shall designate the Chairman of the Committee.

3. Reliance on Experts

In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be entitled to rely in good faith upon:

a) financial statements of the Trust represented to him or her, by an officer of the Trust or in a written report of the external auditors, to present fairly the financial position of the Trust in accordance with Canadian generally accepted accounting principles ("GAAP"); and

b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4. Authority of the Committee

The Committee shall have the authority:

a) to institute investigations of improprieties, or suspected improprieties, within the scope of its responsibilities,

b) to inspect any and all books and records of the Trust and affiliated entities,

c) to discuss with Trust personnel, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate,

d) to engage independent counsel and other advisors as it determines necessary to carry out its duties, and

e) to access Trust resources including administrative support to assist in carrying out its duties.

5. Limitations on Committee's Duties

In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee's duties is monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met and to enable the Committee to report thereon to the Board.

II. Audit Committee Charter

The Audit Committee's Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate. This Charter comprises:

- Operating Principles;

- Operating Procedures;
- Specific Responsibilities and Duties.

A. Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

1) **Values**
The Committee expects the management of the Trust to operate in compliance with the Trust's Code of Business Conduct and Ethics and other policies; with laws and regulations governing the Trust; and to maintain strong financial reporting and control processes.

2) **Communications**
The Chairman (and others on the Committee) expects to have direct, open and frank communications throughout the year with management, other Committee Chairmen, the external auditors and other key Committee advisors as applicable.

3) **Financial Literacy**
All Audit Committee Members should be sufficiently versed in financial matters to understand the Trust's accounting practices and policies and the major judgements involved in preparing the financial statements.

4) **Annual Audit Committee Work Plan**
The Committee, in consultation with management and the external auditors, shall develop an annual Audit Committee Work Plan responsive to the Committee's responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Trust's financial disclosure.

5) **Meeting Agendas**
Committee meeting agendas shall be the responsibility of the Chairman of the Committee in consultation with Committee members, senior management and the external auditors.

6) **Committee Expectations and Information Needs**
The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at least two days in advance of meeting dates.

7) **External Resources**
To assist the Committee in discharging its responsibilities, the Committee may, in addition to the external auditors, at the expense of the Trust, retain one or more persons having special expertise.

8) **In Camera Meetings**
At a minimum of once per year, the members of the Committee shall meet in private session with the external auditors; with management; and with the Committee members only.

9) **Reporting to the Board**
The Committee, through its Chairman, shall report after each Committee meeting to the Board at the Board's next regular meeting.

10) **Committee Self Assessment**
The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

11) **The External Auditors**
The Committee expects that, in discharging their responsibilities to the unitholders, the external auditors shall be accountable to the Board through the Audit Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

B. Operating Procedures

1) The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meeting shall be held at the call of the Chairman, upon the request of any member of the Committee or at the request of the external auditors.

2) A quorum shall be a majority of the members. However, it shall be the practice of the Audit Committee to require review, and if necessary, approval of certain important matters by all members of the Audit Committee.

3) Unless the Committee otherwise specifies, the Secretary or Assistant Secretary of the Trust shall act as Secretary of all meetings of the Committee.

4) In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.

5) Questions arising at any meeting of the Committee shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman of the meeting shall not have a second or casting vote in addition to his original vote, if any

6) Any member may participate in a meeting of the Committee by means of a conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other and a member so participating shall be considered to be present in person at that meeting.

7) A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Trust in a timely fashion.

8) A written resolution of the Committee, signed by all of the members of the Committee, is valid as if it had been passed at a meeting of the Committee.

C. Specific Responsibilities and Duties

To fulfill it responsibilities and duties, the Committee shall:

Financial Reporting

1) review the Trust's annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate, complete, represent fairly the Trust's financial position and performance and are in accordance with GAAP and report thereon to the Board before such financial statements are approved by the Board;

2) review with management and the external auditors the financial statements of the Trust's significant subsidiaries;

3) receive from the external auditors reports on their review of the annual and quarterly financial statements;

4) receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;

5) review and, if appropriate, recommend approval to the Board of news releases and reports to unitholders issued by the Trust with respect to the Trust's annual and quarterly financial statements;

6) be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements and must periodically assess the adequacy of those procedures;

7) review and if appropriate, recommend approval to the Board of prospectuses, business acquisition reports, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar disclosure documents to be issued by the Trust;

8) review any correspondence that the Trust may receive from securities regulators or government agencies relating to financial reporting matters;

9) review the financial statement certification process.

Accounting Policies

1) review with management and the external auditors the appropriateness of the Trust's accounting policies, disclosures, key estimates and judgements, including changes or variations thereto;

2) obtain reasonable assurance that they are in compliance with GAAP; and report thereon to the Board;

3) review with management and the external auditors the degree of conservatism of the Trust's underlying accounting policies and key estimates and judgements.

Risk and Uncertainty

1) acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Trust, determine the Trust's tolerance for risk and approve risk management policies, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

    a) reviewing with management the Trust's tolerance for financial risks;

    b) reviewing with management its assessment of the significant financial risks facing the Trust;

    c) reviewing with management the Trust's policies and any proposed changes thereto for managing those significant financial risks;

    d) reviewing with management its plans, processes and programs to manage and control such risks;

2) ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value and review such policies and procedures periodically;

3) review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion;

4) review interest rate risk mitigation strategies, including the use of derivative financial instruments;

5) review the adequacy of insurance coverages maintained by the Trust;

6) review regularly with management, the external auditors and the Trust's legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Trust and the manner in which these matters have been disclosed in the financial statements.

Financial Controls and Control Deviations

1) review with management and in consultation with the external auditors the appropriateness and effectiveness of the Trust's internal controls, policies and business practices which impact the financial integrity of the Trust, including those relating to accounting, information systems, financial reporting, management reporting, insurance and risk management;

2) review the plans of the external auditors in regards to the evaluation and testing of internal financial controls;

3) receive regular reports from management, the external auditors and its legal department on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereto;

4) periodically review with management the need for an internal audit function.

Compliance with Laws and Regulations

1) review regular reports from management and others (e.g. external auditors) with respect to the Trust's compliance with laws and regulations having a material impact on the financial statements including:

    a) tax and financial reporting laws and regulations

    b) legal withholding requirements

    c) environmental protection laws and regulations

    d) other laws and regulations which expose directors to liability;

2) review the status of the Trust's tax returns and those of its subsidiaries.

Relationship with External Auditors

1) recommend to the Board the nomination of the external auditors or the discharge of the external auditor when circumstances are warranted;

2) approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter;

3) when there is to be a change of external auditors, review all issues and provide documentation related to the change, as specified by the relevant securities commissions in Canada and the planned steps for an orderly transition period;

4) review the performance of the external auditors annually or more frequently as required;

5) receive annually from the external auditors an acknowledgement in writing that the unitholders, as represented by the Board and the Committee, are their primary client;

6) pre-approve all non-audit services to be provided to the Trust or its subsidiary entities by its external auditors or the external auditors of the Trust's subsidiary entities. The Audit Committee may satisfy the pre-approval requirement if:

   a) the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Trust to its external auditors during the fiscal year in which the services are provided;

   b) the services were not recognized by the Trust at the time of the engagement to be non-audit services; and

   c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

7) receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to the Trust;

8) review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit and the materiality levels which the external auditors propose to employ;

9) meet at a minimum of once per year with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee and that there was no disagreement with management on a significant accounting issue;

10) establish effective communication processes with management and the Trust's external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

Other Responsibilities

1) periodically review the form, content and level of detail of financial reports to the Board;

2) approve annually the reasonableness of the expenses of the Chairman of the Board and the Chief Executive Officer;

3) after consultation with the Chief Financial Officer and the external auditors, gain reasonable assurance, at least annually, of the quality and sufficiency of the Trust's accounting and financial personnel and other resources;

4) review in advance the appointment of the Trust's senior financial executives;

5) establish procedures for the receipt, retention and treatment of complaints and concerns of employees, unitholders and members of the public received by the Trust regarding accounting, internal accounting controls, or auditing matters;

6) investigate any matters that, in the Committee's discretion, fall within the Committee's duties;

7) review reports from the external auditors, and/or other Committee Chairmen on their review of compliance with the Trust's Code of Business Conduct and Ethics;

8) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present or former external auditor of the Trust;

9) enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee;

10) review any significant transactions outside of the Trust's ordinary course of business;

11) perform such other functions as may from time to time be assigned to the Committee by the Board.

Accountability

1) review and update this Charter on a regular basis for approval by the Board;

2) review the description of the Committee's activities as set forth in the Declaration of Trust.




CALLOWAY
REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

Dated: March 22, 2005

TABLE OF CONTENTS

GLOSSARY

The following terms used in this annual information form have the meanings set out below. Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture, declaration or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future.

"**Adjusted Unitholders' Equity**" means, at any time, the aggregates of the amount of Unitholders' equity and the amount of accumulated depreciation and amortization recorded in the books and records of Calloway in respect of its properties, calculated in accordance with generally accepted accounting principles;

"**Business Day**" means a day which is not a Saturday, Sunday or legal holiday in the Province of Alberta;

"**Calloway**" or the "**Trust**" means Calloway Real Estate Investment Trust, an unincorporated closed-end trust established under the Declaration of Trust and governed by the laws of the Province of Alberta and, where the context requires, includes its subsidiaries;

"**Co-ownership**" means the Wal-Mart-FirstPro Co-ownership;

"**Co-ownership Development Agreements**" means the development agreements dated March 10, 2004 between Calloway and the Partnership II respecting future developments on the Co-ownership Properties;

"**Co-ownership Properties**" means collectively the 8 retail shopping centres acquired from the Co-ownership in March 2005;

"**Co-ownership Undeveloped Lands**" means the undeveloped lands on the Co-ownership Properties;

"**CPI**" means Calloway Properties Inc.;

"**Debentures**" means the convertible unsecured subordinated debentures of the Trust due June 30, 2014 bearing interest at an annual rate of 6% per annum payable semi-annually on June 30 and December 31 in each year commencing June 30, 2004;

"**Declaration of Trust**" means the declaration of trust dated December 4, 2001, as amended and restated as of October 24, 2002, October 31, 2003 and January 16, 2004;

"**Distributable Income**" means, for any period, the income of the Trust and its consolidated subsidiaries determined in accordance with Canadian generally accepted accounting principles, adjusted for: adding back decrease in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on dispositions of assets, and amortization of any net discount on long-term debt assumed from vendors of properties at rates of interest less than fair value; and, deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value. Distributable Income is not a recognized measure under GAAP. See "Non-GAAP Measures";

"**Distribution Date**" means, with respect to a distribution by the Trust:

(a) a Business Day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and

(b) for the month of December, December 31;

"**Distribution Record Date**" means, until otherwise determined by the Trustees, the last Business Day of each month of each year, except for the month of December where the Distribution Record Date shall be December 31;

"**Distribution Reinvestment Plan**" means the distribution reinvestment plan adopted by the Trustees;

"**FirstPro**" means the FirstPro Shopping Centres group of companies and related and affiliated parties;

"**FirstPro Development Agreements**" means the development agreements dated October 31, 2003 between Calloway and FirstPro respecting future developments of the FirstPro Properties;

"**FirstPro Management Agreements**" means the management agreements dated October 31, 2003, February 16, 2004, May 14, 2004, November 30, 2004 and March 10, 2005 between Calloway and FirstPro pursuant to which FirstPro provides property management services for the FirstPro Properties, Partnership Properties I, Partnership Properties II, Partnership Properties III and Co-ownership Properties, respectively;

"**FirstPro Properties**" means nine shopping centres acquired from FirstPro in October 2003;

"**FirstPro Undeveloped Lands**" means undeveloped lands on the FirstPro Properties;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Gross Book Value**" means, at any time, the book value of the assets of Calloway and its consolidated subsidiaries as shown on its then most recent consolidated balance sheet plus the amount of accumulated amortization of income properties shown thereon;

"**Hopewell Management Agreements**" means agreements between Calloway and HRESI dated November 4, 2002 whereby HRESI is responsible for the provision to Calloway of property management services for certain of the properties within the Property Portfolio;

"**HRESI**" means Hopewell Real Estate Services Inc.;

"**Independent Trustee**" means a Trustee who is "unrelated" (as defined in the Toronto Stock Exchange guidelines on corporate governance) to Calloway or any subsidiary thereof;

"**Landmark**" means Landmark Property Management;

"**Non-Resident**" means a person who is not a resident of Canada within the meaning of the Tax Act;

"**Outside Trustee**" means a Trustee that is not a member of management of Calloway or any of its subsidiaries;

"**Partnership**" means the Wal-Mart-FirstPro Realty Partnership;

"**Partnership II**" means the Wal-Mart-FirstPro Realty Partnership II;

"**Partnership Development Agreements**" means the development agreements between Calloway and the Partnership dated February 16, 2004, May 14, 2004 and November 30, 2004 for the Partnership Undeveloped Lands on each of the Partnership Properties I, Partnership Properties II and Partnership Properties III, respectively, and regarding future developments of such Partnership Properties;

"**Partnership Properties**" means the Partnership Properties I, Partnership Properties II and Partnership Properties III;

"**Partnership Properties I**" means collectively the 12 retail shopping centres acquired from the Partnership in February 2004;

"**Partnership Properties II**" means collectively the 12 retail shopping centres acquired from the Partnership in May 2004;

"**Partnership Properties III**" means collectively the 6 retail shopping centres acquired from the Partnership in November 2004:

"**Partnership Undeveloped Lands**" means undeveloped lands on the Partnership Properties;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act;

"**Property Portfolio**" means, collectively, the retail and industrial rental properties owned by Calloway as at the date of this annual information form;

"**Tax Act**" means the Income Tax Act (Canada) and the regulations thereunder, as amended;

"**Transfer Agent**" means Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario;

"**Trustees**" means the trustees from time to time of Calloway;

"**TSX**" means the Toronto Stock Exchange;

"**Unit**" means a trust unit of Calloway, each such unit representing an equal undivided beneficial interest therein;

"**Unit Option Plan**" means the incentive trust unit option plan adopted by the Trustees; and

"**Unitholders**" means the holders from time to time of Units.

In this annual information form, a person or company is considered to be an "**affiliate**" of another person or company if one is a subsidiary of the other, or if both are subsidiaries of the same person or company, or if each of them is controlled by the same person or company.

In this annual information form, the term "**associate**", when used to indicate a relationship with a person or company, means:

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the person or company;

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity;

(d) in the case of a person, a relative of that person, including:

(i) the spouse or adult interdependent partner of that person; or

(ii) a relative of the person's spouse or adult interdependent partner if the relative has the same home as that person;

In this annual information form, a person or company is considered to be **"controlled"** by a person or company if:

(a) in the case of a person or company:

(i) voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors or trustees are held, otherwise than by way of security only, by or for the benefit of the other person or company, and

(ii) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors or trustees of the first-mentioned person or company;

(b) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

(c) in the case of a limited partnership, the general partner is the second-mentioned person or company.

In this annual information form, a person or company is considered to be a **"subsidiary"** of another person or company if:

(a) it is controlled by:

(i) that other, or

(ii) that other and one or more persons or companies each of which is controlled by that other, or

(iii) two or more persons or companies, each of which is controlled by that other; or

(b) it is a subsidiary of a person or company that is the other's subsidiary.

Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture, declaration or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements in this annual information form are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this annual information form are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward looking statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Although the forward looking statements contained in this annual information form are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward looking statements contained herein are expressly qualified in their entirely by this cautionary statement. These forward looking statements are made as at the date of this

annual information form and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

NON-GAAP MEASURES

In this annual information form, there are references to "Distributable Income". See the definition of "Distributable Income" in the "Glossary".

Distributable Income is a measure sometimes used by Canadian income trusts as an indicator of financial performance. Management uses Distributable Income to analyze operating performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by Calloway relative to the price of the Units, management believes that Distributable Income of Calloway is a useful supplemental measure that may assist prospective investors in assessing an investment in Units.

Distributable Income is not a measure is recognized by generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, Distributable Income may not be comparable to similar measures presented by other issuers. Distributable Income is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DISTRIBUTABLE INCOME

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is based on many performance assumptions.

Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its Property Portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the section of the annual information form entitled "Risk Factors" which describes Calloway's assessment of those risk factors, as well as the potential consequences to a Unitholder if a risk should occur.

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes).

RATINGS ON SECURITIES

Dominion Bond Rating Service Limited ("DBRS") provides stability ratings for real estate investment trusts and income trusts. A stability rating generally provides an indication of both the stability and sustainability of the trust's distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). In a report dated May 20, 2004, DBRS provided Calloway with a stability rating of STA-3 (middle). This rating category reflects good stability and sustainability of distributions per unit.

DBRS also provides credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. DBRS's rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). In a report dated October 14, 2004, DBRS has provided Calloway with an entity credit rating of BB (high) relating to Calloway's senior unsecured debt taking into account prior ranking mortgages. A credit rating of BB is defined to be speculative and non investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Overview

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") is an unincorporated closed-end real estate investment trust established by the Declaration of Trust and governed by the laws of the Province of Alberta. Calloway was created to invest in income-producing rental properties located in Canada. Calloway intends to invest primarily in large format, unenclosed retail centres which are geographically diversified. Although Calloway is a "mutual fund trust" as defined in the Tax Act, Calloway is not a "mutual fund" as defined in applicable securities legislation. The principal and head office of Calloway is located at 310, 855 – 8th Avenue S.W., Calgary, Alberta T2P 3P1.

During the fall of 2001, the board of directors of Calloway Properties Inc. ("CPI") decided to proceed with the reorganization of CPI into an income trust. On January 21, 2002, the shareholders of CPI approved of the arrangement agreement between CPI and Calloway and the Court of Queens Bench of Alberta issued its final order approving the arrangement agreement on January 22, 2002. The reorganization was completed with an effective date of February 13, 2002. Upon completion of the arrangement between CPI and Calloway, the former shareholders of CPI became holders of Units of Calloway and Calloway became the owner of CPI's commercial rental properties. Calloway continued to carry on the business previously carried on by CPI (other than its construction and land development business).

Acquisitions, Dispositions and Loans

Following completion of the arrangement described above, there were 6,072,692 Units issued and outstanding. On November 4, 2002, those Units were consolidated on an 11.229 for one basis so that there were 540,785 Units outstanding immediately prior to the issuance by Calloway of 5,080,000 Units for gross proceeds of $50,800,000. The new Units were qualified for distribution by a prospectus dated October 24, 2002.

Prior to the closing of the prospectus offering of Units described in the preceding paragraph, Calloway owned four retail properties in Calgary, Alberta totalling 86,905 square feet. On closing of the public offering, Calloway acquired a portfolio of seven income properties located in Western Canada and the Province of Ontario for $96,402,848. Calloway, through its wholly owned subsidiary, also advanced $1,600,000 in mortgage financing for two development projects in Calgary. The balance of the acquisition cost of the income properties was financed by $28,983,498 in mortgages assumed and $21,974,647 of new mortgage financing. On December 31, 2002, the underwriters of that prospectus offering partially exercised their over-allotment option and a further 330,750 Units were issued for gross proceeds of $3,307,500.

Effective November 15, 2002, Calloway acquired the 1558 Willson Place property in Winnipeg from an arm's length party for an aggregate purchase price, including transaction costs, of approximately $4,769,307, payable as to approximately $2.115 million in cash and an additional $2.585 million from proceeds of a new mortgage on this property.

On March 31, 2003, Calloway acquired the Gesco Warehouse and the Ecco Building, each located in Calgary, from an arm's length party for $4,629,845. The consideration paid consisted of assumption of mortgage financings of $2,238,022, advances under the operating facility of $2,175,353, and the remainder by available cash.

On April 30, 2003, Calloway acquired the 1300 Church Avenue property in Winnipeg from an arm's length party for $1,139,240. The consideration paid consisted of advances under the operating facility of $1,050,000 and the remainder by available cash.

Effective May 31, 2003, Calloway acquired the Namao Centre in Edmonton, Alberta from an arm's length party for $6,177,295. The consideration paid consisted of assumption of mortgage financing of $4,227,263, the issuance of 180,632 Units at $10.05 per Unit, and the remainder by available cash.

On June 15, 2003, Calloway sold the Dover Village property in Calgary, Alberta to an arm's length party for $3,380,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $1,929,207, Calloway providing a second mortgage in the amount of $230,000, and the remainder in cash. The property had a carrying value of $2,095,497 and a gain on sale of $1,230,255 was recognized.

On September 30, 2003, Calloway sold the Richter Plaza property in Calgary, Alberta to an arm's length party for $1,250,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $724,872 and the remainder in cash. The property had a carrying value of $1,115,876 and a gain on sale of $123,424 was recognized.

On October 16, 2003, Calloway issued 2,050,000 subscription receipts for gross proceeds of $21,525,000, each subscription receipt being exchangeable for one Unit upon the completion of an acquisition of certain properties (the "FirstPro Properties") by Calloway from the FirstPro Shopping Centres group of companies and related and affiliated parties ("FirstPro"). Effective October 31, 2003, Calloway acquired nine properties (the "FirstPro Properties") from FirstPro for $109,238,698 including acquisition costs and the subscription receipts were deemed to have been exchanged for an aggregate of 2,050,000 Units. The consideration paid consisted of assumption of mortgage financing of $63,820,428, the issuance of 3,100,525 Units at $10.00 per Unit to a nominee of FirstPro, assumption of other adjustment items of $2,375,101, and the remainder in cash. FirstPro also received warrants to purchase an aggregate of up to 1,000,000 Units at a price of $10.50 per Unit, such warrants being exercisable at any time on or before October 31, 2008. As at March 16, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16% of the outstanding Units of Calloway. FirstPro is controlled by Mitchell Goldhar.

Concurrently with the closing of the acquisition of the FirstPro Properties, Calloway entered into development agreements with FirstPro for the undeveloped lands on each of the FirstPro Properties (the "FirstPro Development Agreements"). Pursuant to the FirstPro Development Agreements, FirstPro has assumed responsibility for managing the development of the land on the FirstPro Properties and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,925 and approximately 1,800,000 Units respectively. Calloway will provide financing to FirstPro for the development costs of the additional developments. Calloway has provided a second mortgage on a specific property in the amount of $10,000,000 as security for payment of the additional proceeds.

On February 16, 2004, Calloway issued 10,948,182 Units at $13.75 per Unit for gross proceeds of $150,537,502. An associate of Mitchell Goldhar, a significant unitholder of Calloway subscribed for 1,818,182 of these units. The Units were qualified for distribution by a prospectus dated January 27, 2004. Also on February 16, 2004, Calloway acquired 12 retail properties (the "Partnership Properties I") from the Wal-Mart FirstPro Realty Partnership (the "Partnership"). The purchase price of the properties was $312,604,214 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing on ten of the properties totalling $191,650,000, by the vendors providing non-interest bearing mortgages on two of the properties totalling $12,912,723, and by the payment of the balance in cash. Excess funds from the equity and debt issues, net of issuance costs, were used to repay variable rate debt obligations. The 12 centres included in the Partnership Properties I comprised approximately 2,402,329 square feet of leased area and included adjacent lands with the potential for future development of approximately 432,879 square feet of retail space, for a total potential area of 2,835,208 square feet. Upon closing of the transaction, Wal-Mart Canada Corp. ("Wal-Mart"), which leases space in all 12 of the centres, made up approximately 26% of Calloway's gross rental revenue. As stated earlier, as at March 16, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16% of the outstanding Units of Calloway. First Professional Realty Inc., one of the partners of the Partnership, is controlled by Mitchell Goldhar and is affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Partnership Properties I, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Partnership Properties I (the "Partnership Development Agreements I"). Pursuant to the Partnership Development Agreements I, the Partnership has assumed responsibility for managing the development of the land on the Partnership Properties I and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $14.00 per unit (for an aggregate of approximately 1,860,000 Units). The Partnership will provide financing to Calloway for the development costs of the additional developments. Calloway has provided a first mortgage, assignment of rents and

leases, and a general security agreement on two properties acquired from the Partnership as security for the development loans.

On May 4, 2004, Calloway completed the acquisition of 50% and 49% undivided interests, respectively, in two retail properties pursuant to an assignment of purchase agreement between FirstPro and the previous owner. The purchase price of this interest was $52,375,529 including costs of acquisition. Under the terms of the assignment, Calloway loaned an additional $9,400,000 at 9% per annum to FirstPro to replace mezzanine loans payable by FirstPro to one of the vendors of the properties. The purchase price (net of adjustments) was satisfied via bridge financing totalling $33,500,000, by the assumption of existing mortgages totalling $29,105,655, and by an allocation to working capital of the balance. These properties comprise approximately 338,548 square feet of leased area.

On May 14, 2004, Calloway issued 6,700,000 Units at $15.00 per Unit for gross proceeds of $100,500,000 and issued convertible unsecured subordinated debentures for gross proceeds of $55,000,000 (the "Debentures"). The Units and Debentures were qualified for distribution by a prospectus dated April 30, 2004. Also on May 14, 2004, Calloway completed the acquisition of an additional 12 retail properties (the "Partnership Properties II") from the Partnership. The purchase price of the Partnership Properties II was $287,564,135 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing on eight of the properties totalling $140,315,000, by the vendors providing non-interest bearing mortgages on two of the properties totalling $11,651,592 and an interest bearing mortgage on one of the properties for $19,500,000, and by the payment of the balance in cash. Excess funds from the equity and debenture issues, net of issuance costs, were used to repay the bridge financing. The 12 additional centres included in the Partnership Properties II comprised approximately 2,391,000 square feet of leased area and included adjacent lands with the potential future development of approximately 281,000 square feet of retail space, for a total potential area of 2,672,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in all 12 of the centres, made up approximately 31.2% of Calloway's gross rental revenue. As stated earlier, as of March 16, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16% of the outstanding Units of Calloway. First Professional Realty Inc., one of the partners of the Partnership, is controlled by Mitchell Goldhar and is affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Partnership Properties II, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Partnership Properties II (the "Partnership Development Agreements II"). Pursuant to the Partnership Development Agreements II, the Partnership has assumed responsibility for managing the development of the land on the Partnership Properties II and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $15.25 per unit (for an aggregate of approximately 1,150,000 Units). The Partnership will provide financing to Calloway for the development costs of the additional developments. Calloway has provided first mortgages, assignments of rents and leases, and general security agreements on two properties acquired from the Partnership as security for the development loans.

On October 13, 2004, Calloway entered into agreements to purchase interests in 14 additional retail properties from the Partnership and from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-ownership"). On November 18, 2004, Calloway issued by private placement 2,320,000 units at $17.25 per Unit for total proceeds of $40,020,000. On November 30, 2004, Calloway completed the acquisition from the Partnership of 6 of the 14 properties (the "Partnership Properties III"). The purchase price of the Partnership Properties III was $71,521,036 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $36,100,000, by the vendors providing a non-interest bearing mortgage totalling $5,738,276, and by the payment of the balance in cash. The 6 centres included in the Partnership Properties III comprised approximately 516,000 square feet of leased area and included adjacent lands with the potential future development of approximately 206,000 square feet of retail space, for a total potential area of 722,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in 3 of the 6 centres, made up approximately 32.2% of Calloway's gross rental revenue. As stated earlier, as at March 16, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16% of the outstanding Units of Calloway. First Professional Realty Inc., one of the partners of the Partnership, is controlled by Mitchell Goldhar and is

affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership. A "Form 51-102F4 – Business Acquisition Report" has been filed under National Instrument 51-102 with respect to this acquisition and is incorporated by reference herein. A copy of that report can be found on SEDAR at www.sedar.com.

Concurrently with the closing of the acquisition of the Partnership Properties III, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Partnership Properties III (the "Partnership Development Agreements III"). Pursuant to the Partnership Development Agreements, the Partnership has assumed responsibility for managing the development of the land on the Partnership Properties III and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $17.80 per unit (for an aggregate of approximately 345,000 Units). The Partnership will provide financing to Calloway for the development costs of the additional developments. Calloway has provided first mortgages, assignments of rents and leases, and general security agreements on two properties acquired from the Partnership as security for the development loans.

During 2004, Calloway completed the purchase of an additional 147,381 square feet of developed space from FirstPro and the Partnership for $25,334,123 (including land value of $5,798,741) under the terms of the FirstPro Development Agreements and the Partnership Development Agreements. The consideration paid consisted of: the issuance to FirstPro of 139,311 Units at a price of $10.00 per Unit, 30,773 Units at a price of $10.50 per Unit, 210,574 Units at a price of $14.00 per Unit and 335,959 Units at a price of $15.25 per Unit; assumption of development loans and accounts payable; and the balance in cash. In addition, Calloway repaid acquisition and development loans provided by the Partnership.

On January 10, 2005, Calloway sold both its Holland Cross property, a 272,550 square foot office property in Ottawa, and its Century Park Place property, a 75,675 square foot office property in Calgary, to two separate vendors for aggregate proceeds of $69,250,000. These dispositions were undertaken by Calloway to continue its focus on retail properties.

On January 20, 2005, Calloway completed the acquisition of a 42,431 square foot retail property in Montreal, Quebec. The purchase price of the property was $9,397,870 including costs of acquisition. The purchase price was paid in cash.

On February, 11 2005, Calloway acquired a 74,701 square foot retail property in Sarnia, Ontario. The purchase price of the property was approximately $13,350,000 including costs of acquisition. The purchase price was satisfied by assumption of existing mortgage of $7,978,889 and by payment of the balance in cash.

On March 10, 2005, Calloway completed the acquisition from the Co-ownership of the remaining eight properties it agreed to purchase on October 13, 2004 (the "Co-ownership Properties"). The purchase price of the Co-ownership Properties was approximately $230,000,000 including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $155,210,000, by the vendors providing a non-interest bearing mortgage totalling $5,996,523, and by the payment of the balance in cash. The 8 additional centres included in the Co-ownership Properties comprised approximately 1,498,046 square feet of leased area and included adjacent lands with the potential future development of approximately 177,682 square feet of retail space, for a total potential area of 1,675,728 square feet. Upon closing of the transaction Wal-Mart, which leases space in all 8 of the centres, made up approximately 34.2% of Calloway's gross rental revenue. As stated earlier, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16% of the outstanding Units of Calloway. First Professional Realty Inc., one of the co-owners of the Co-ownership, is controlled by Mitchell Goldhar and is affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Co-ownership Properties while Wal-Mart Canada Realty Inc. had a 60% interest in the Co-ownership Properties. A "Form 51-102F4 – Business Acquisition Report" will be filed on SEDAR at www.sedar.com under National Instrument 51-102 with respect to this acquisition within the time period prescribed by that instrument.

Concurrently with the closing of the acquisition of the Co-ownership Properties, Calloway entered into development agreements with the Wal-Mart-FirstPro Realty Partnership II (the "Partnership II") for the undeveloped lands on each of the Co-ownership Properties (the "Co-ownership Development Agreements"). Pursuant to the Co-ownership

Development Agreements, the Partnership II has assumed responsibility for managing the development of the land on the Co-ownership Properties and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. The Partnership II has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $19.60 per unit (for an aggregate of approximately 225,000 Units). The Partnership II will provide financing to Calloway for the development costs of the additional developments. Calloway has provided a first mortgage, assignment of rents and leases, and a general security agreement on one property acquired from the Co-ownership as security for the development loans.

Structure of Calloway

The following diagram illustrates the organizational structure of Calloway:


Unitholders
Calloway (1)
Property Portfolio (2)

Notes:

(1) Calloway is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta.

(2) Legal title to the assets in the Property Portfolio are held by a variety of nominee companies, all of which are 100% owned by Calloway. These nominees do not conduct any business other than the holding of legal title to the assets for the benefit of Calloway.

Objectives and Strategy of Calloway

The objectives of Calloway are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent possible, tax deferred, through the acquisition of well-located, high quality retail centres located in Canada; (ii) to expand the asset base of Calloway and increase its Distributable Income through on-going active management of Calloway's assets and the acquisition of additional high quality, well-located retail centres or interests therein; and (iii) to enhance the value of Calloway's assets and maximize long-term Unit value through efficient management and proactive leasing.

Calloway intends to invest primarily in large format, unenclosed retail properties with strong tenant covenants, stable yields, low vacancy levels and growth potential and build a portfolio of high quality retail centres which is geographically

diversified. Calloway believes it will be able to implement an investment strategy of acquiring additional properties with these characteristics to provide additional cash flow and further enhance the long-term portfolio value. Through the acquisition of the Property Portfolio and through Calloway's continuing relationship with FirstPro and other developers, Calloway believes it has a solid foundation to implement this strategy.

Calloway's management has, in the aggregate, over 40 years of experience in the commercial real estate market, including real estate acquisitions, dispositions, financing and administration, property management, construction and renovation, and marketing. Management's goal will be to maximize cash flow and Unit value, while minimizing Unitholder risk. Management will undertake regular reviews of the Property Portfolio and, based on experience and market knowledge, will assess ongoing opportunities for the Property Portfolio. Where appropriate capital improvement projects, renovations and remarketing initiatives will be implemented.

Management is committed to maximizing income from Calloway's properties through sophisticated and prudent financial management. Management intends to optimize the leveraged returns from the Property Portfolio, while remaining within the overall debt limits set by the Declaration of Trust. Whenever possible, Calloway intends to utilize fixed rate debt financing with terms that are appropriate for the nature of the leases and the properties being financed. Management intends to stagger debt maturities to reduce refinancing risk and to provide a source of additional capital when refinanced, and make use of operating lines or acquisition facilities to generate interim capital.

Calloway plans to achieve its objectives by employing the following internal and external growth strategies:

Growth Through Acquisitions

Calloway intends to expand its asset base and increase Distributable Income by pursuing an external growth strategy. Calloway intends to actively seek accretive acquisitions in its existing and adjacent markets and in new Canadian markets that present opportunities for favourable returns.

Calloway believes it has certain competitive advantages that enhance its ability to identify and capitalize on acquisition opportunities. These advantages include: (i) management's extensive understanding of commercial real estate; (ii) Calloway's strategic relationships with FirstPro and other developers; and (iii) Calloway's access to capital.

Throughout the acquisition process, Calloway intends to identify potential property acquisitions using an investment criteria that focuses primarily on return on equity, security of cash flow, potential for capital appreciation and the potential to increase value by more efficient management of the assets being acquired, including accessing capital for expansion and development of those assets, which access might not otherwise be available to competitors and other property owners.

Calloway intends to focus on investing in additional large format unenclosed retail property interests in Canada to produce a geographically diversified portfolio with strong cash flows which, when coupled with experienced management, will provide future growth opportunities for Unitholders.

Calloway believes it will be able to implement an effective investment strategy by acquiring additional properties from several sources, including the following:

(i) commercial properties made available generally in the property market;

(ii) commercial properties made available through its relationships with FirstPro and other developers; and

(iii) institutional and other owners of commercial real estate.

Growth Through Development

Management of Calloway believes that an important part of Calloway's growth will be achieved through the acquisition of newly developed, renovated or expanded commercial rental properties in Canada. Accordingly, Calloway has established an ongoing relationship with FirstPro and other developers. See "Access to Development Projects".

Growth Through Asset Management

Calloway believes that opportunities exist to increase cash flow of the Property Portfolio through value-added asset management and leasing activity. Calloway develops a leasing strategy for each property that reflects the nature of the property, its position within the marketplace, as well as prevailing and forecast economic conditions. To assist in implementing this strategy, Calloway utilizes and coordinates with the brokerage leasing community and retains appropriate agents on a best-in-class basis for each of the assets. Management expects that this strategy will maximize expansion and renewal opportunities and will involve aggressive, proactive leasing programs.

Calloway recognizes that renewal of existing tenant leases, as opposed to tenant replacement, often provides the best operating results as renewals minimize transaction costs associated with marketing, leasing and tenant improvements and avoids costs of renovation and interruptions in rental income resulting from periods of vacancy. Where existing tenants choose not to renew their lease, Calloway's proactive leasing function is designed to quickly identify replacement tenants at the best available market terms and lowest possible transaction costs.

ACCESS TO DEVELOPMENT PROJECTS

Calloway's relationship with FirstPro and other developers will assist Calloway in avoiding the hurdles associated with property development, including locating and buying attractive development sites, securing construction financing, obtaining development approvals, marketing and leasing a building in advance of and during construction and earning no return during the construction period.

Relationship with FirstPro

Calloway has access to additional retail developments to be undertaken by FirstPro on the FirstPro Undeveloped Lands. FirstPro has been granted the right until October 31, 2008 subject to FirstPro's option to extend for a further five year term (the "FirstPro Earn-Out Period") to earn additional proceeds (the "FirstPro Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "FirstPro Earn-Out Event") on the FirstPro Undeveloped Lands. Upon the occurrence of a FirstPro Earn-Out Event, Calloway has agreed to pay the FirstPro Earn-Out Proceeds to FirstPro. The formula used to calculate the FirstPro Earn-Out Proceeds for any new development uses net rents from the new development less proposed management costs divided by a capitalization rate which in all cases exceeds the capitalization rate used to derive the portion of the purchase price allocated to the associated FirstPro Centre, with the result that in each instance the acquisition of a new development should be accretive to Calloway. FirstPro has been provided the right, at their option, to receive up to 40% of the FirstPro Earn-Out Proceeds, in Units at a purchase price of $10.00 and $10.50 per Unit (not to exceed 199,475 Units and approximately 1,800,000 Units respectively).

Based on current projected rents and on potential buildable square feet on the FirstPro Undeveloped Lands, the FirstPro Earn-Out Proceeds could equal approximately $48.5 million and result in the issuance of up to 1,847,619 additional Units to FirstPro. Calloway expects that it will raise approximately 60% of any FirstPro Earn-Out Proceeds by issuing mortgages secured against the property it acquires or by way of advances under operating line facilities. In the event that FirstPro does not elect to take any portion of the FirstPro Earn-Out Proceeds in Units, Calloway intends to raise such portion of the FirstPro Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements which will be priced at the then current ten day weighted average trading price for Calloway Units, subject to at most a 15% discount. The pricing for such private placement will be subject to the approval of the Toronto Stock Exchange.

For the FirstPro Earn-Out Period, FirstPro has entered into the FirstPro Development Agreements with Calloway with respect to the foregoing, including terms regarding the development of the FirstPro Undeveloped Lands from Calloway on customary terms and conditions, and including the following:

(a) in consideration of a lease by FirstPro from Calloway of the Undeveloped Lands, FirstPro will pay Calloway an amount equal to 9% per annum, payable monthly, of the aggregate FirstPro Undeveloped Lands value (as agreed between the parties in the initial purchase agreement), as reduced from time to time upon the occurrence of FirstPro Earn-Out Events (the "FirstPro Development Fee");

(b) Calloway has the option to cause FirstPro to repurchase any FirstPro Undeveloped Lands (or portion thereof) at the FirstPro Undeveloped Lands value (or portion thereof), to the extent that such FirstPro Undeveloped Lands (or portion thereof) have not been the subject of a FirstPro Earn-Out Event as at the end of the FirstPro Earn-Out Period: and

(c) the obligation of FirstPro to pay the FirstPro Development Fee and to repurchase any remaining FirstPro Undeveloped Lands at the end of the FirstPro Earn-Out Period is secured by Units of Calloway owned by FirstPro and having a value equivalent to the remaining FirstPro Undeveloped Land value from time to time.

In addition to the acquisition of retail developments on the FirstPro Undeveloped Lands as these projects are completed by FirstPro, Calloway hopes to have the opportunity to acquire additional new format retail developments from FirstPro. FirstPro's equity and board positions in Calloway may provide Calloway with an enhanced opportunity to access FirstPro divestures if and when they arise.

Relationship with the Partnership and the Partnership II

Calloway has access to additional retail developments to be undertaken by the Partnership on the Partnership Undeveloped Lands and by the Partnership II on the Co-ownership Undeveloped Lands. The Partnership has been granted the right until February 16, 2009 with respect to the Partnership Properties I, May 14, 2009, with respect to the Partnership Properties II and November 30, 2009, with respect to the Partnership Properties III, and the Partnership II has been granted the right until March 10, 2010 with respect to the Co-ownership Properties, subject to their option to extend for a further five year term (each such period referred to as an "Earn-Out Period") to earn additional proceeds (the "Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "Earn-Out Event") on the Partnership Undeveloped Lands and Co-ownership Undeveloped Lands, respectively. Upon the occurrence of an Earn-Out Event, Calloway has agreed to pay the Earn-Out Proceeds to the Partnership and the Partnership II, as applicable. The formula used to calculate the Earn-Out Proceeds for any new development uses net rents from the new development less proposed management costs divided by a capitalization rate which in all cases exceeds the capitalization rate used to derive the portion of the purchase price allocated to the associated property, with the result that in each instance the acquisition of a new development should be accretive to Calloway. The Partnership and the Partnership II, as applicable, have been provided the right, at their option, to receive up to 40% of the Earn-Out Proceeds, in Units at a purchase price of $14.00 per Unit for Partnership Undeveloped lands on the Partnership Properties I, $15.25 per Unit for Partnership Undeveloped Lands on the Partnership Properties II, $17.80 per Unit for Partnership Undeveloped lands on the Partnership Properties III and $19.60 per Unit for Co-ownership Undeveloped Lands on the Co-ownership Properties.

Based on current projected rents and on potential buildable square feet on the Partnership Undeveloped Lands and the Co-ownership Undeveloped Lands, the Earn-Out Proceeds could equal approximately $150 million and result in the issuance of approximately 3.5 million additional Units to the Partnership and the Partnership II. Calloway expects that it will raise approximately 60% of any Earn-Out Proceeds by issuing mortgages secured against the property it acquires. In the event that the Partnership or the Partnership II does not elect to take any portion of the Earn-Out Proceeds in Units, Calloway intends to raise such portion of the Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements which will be priced at the then current ten day weighted average trading price for Calloway Units, subject to at most a 15% discount. The pricing for such private placement will be subject to the approval of the Toronto Stock Exchange.

For the Earn-Out Period, the Partnership and the Partnership II have entered into agreements with Calloway with respect to the foregoing, including terms regarding the development of the Partnership Undeveloped Lands and the Co-ownership Undeveloped Lands from Calloway on customary terms and conditions.

In addition to the acquisition of retail developments on the Partnership Undeveloped Lands and the Co-ownership Undeveloped Lands as these projects are completed by the Partnership and the Partnership II, Calloway hopes to have the opportunity to acquire additional new format retail developments from the Partnership and the Partnership II.

ASSETS OF CALLOWAY

A description of each of the properties in the Property Portfolio is set out below:

British Columbia

Airtech Centre, 6020 Russ Baker Way, Vancouver, British Columbia

This property is an office/warehouse building located near Vancouver International Airport. Calloway has acquired a crown lease for this property which expires on December 31, 2011 and contains a 10 year renewal option. The property is leased to several prominent tenants and consists of 104,668 square feet of rentable space with an additional 2.2 acres of development land.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
MTU Maintenance (KKR)	50,193	48.0%	41.9%
William R. Rutherford	10,823	10.3%	14.1%

Courtenay Wal-Mart Centre, 3199 Cliffe Avenue, Courtenay, British Columbia

Courtenay Wal-Mart Centre is located on 23.47 acres at the northwest corner of Anfield Road and Cliffe Avenue in Courtenay, British Columbia. A 106,642 square foot Wal-Mart anchors the centre. The centre also includes national tenants Future Shop, Staples/ Business Depot, Winners, Mark's Work Wearhouse, Payless Shoes, and Reitmans. A further 10,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,642	45.82%	40.74%
Staples/Business Depot	22,956	9.86%	9.73%
Future Shop	20,063	8.62%	10.71%

Cranbrook Wal-Mart Centre, 2100 Willowbrook Drive, Cranbrook, British Columbia

Cranbrook Wal-Mart Centre is located on 15.85 acres at the southeast quadrant of 22nd Street North and Theatre Road in Cranbrook, British Columbia. The centre is anchored by a 107,158 square foot Wal-Mart. Real Canadian Superstore (Loblaws) operates a 142,877 square foot store on property not owned by Calloway. Home Hardware also operates a 42,679 square foot store on property adjacent to the centre but not owned by Calloway. The centre also includes national tenants Tim Hortons, Penningtons, and Payless Shoesource. An additional 26,500 square feet of future development potential remains on undeveloped lands. The site can accommodate a 40,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,158	91.46%	81.31%
Real Canadian Superstore (Loblaws)	142,877	-	-
Home Hardware	42,679	-	-

Kamloops Wal-Mart Centre, 1055 Hillside Drive, Kamloops, British Columbia

Kamloops Wal-Mart Centre is located on 20.54 acres at the southeast corner of McGill Road and Notre Dame Drive in Kamloops, British Columbia. A 128,609 square foot Wal-Mart anchors the Centre. The balance of the completed centre of 88,643 square feet includes national tenants Michaels, Pier 1, Reitmans, Sleep Country and Montana's.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,609	59.20%	48.19%
Save on Foods	42,161	-	-
Michaels	20,655	9.51%	10.57%

Langley Wal-Mart Centre, 20202 66th Avenue, Langley, British Columbia

Langley Wal-Mart Centre is located on 27.81 acres at the southwest corner of 66th Avenue and 203rd Street in Langley, British Columbia. The centre is anchored by a 129,311 square foot Wal-Mart, a 40,145 square foot Home Outfitters, a 37,595 square foot London Drugs and a 30,535 square foot Best Buy. Home Depot also operates a 130,000 square foot store and Save on Foods operates a 42,161 square foot store (on 3.89 acres) on property adjacent to the centre but not owned by Calloway. Other national tenants include Moores, Everything for a Dollar, Payless Shoesource, Wendy's, Reitmans and Subway. The centre has 18,300 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,311	41.58%	28.66%
Home Depot	130,000	-	-
Save on Foods	42,161	-	-
Home Outfitters	40,145	12.91%	12.71%
London Drugs	37,595	12.09%	14.13%
Best Buy	30,535	9.82%	9.76%

Vernon Wal-Mart Centre, 2200 58th Avenue, Vernon, British Columbia

Vernon Wal-Mart Centre is located on 24.14 acres on the southeast quadrant of Highway 97 and 27th Street in Vernon, British Columbia. The centre is anchored by a 107,655 square foot Wal-Mart. Rona occupies a 50,300 square foot store adjacent to the site (on 6.89 acres not owned by Calloway). Other tenants include Future Shop, Mark's Work Wearhouse, Reitmans, Sleep Country, and Tim Hortons. The centre has approximately 37,500 square feet of development potential remaining on undeveloped lands. The site can accommodate a 40,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,655	59.68%	50.37%
Rona	50,300	-	-
Future Shop	19,906	11.04%	13.91%

Alberta

Canadian Commercial Centre, 7605 Flint Road SE, Calgary, Alberta

This asset consists of a 126,792 square foot, three building, showroom/industrial property located in south Calgary just off of MacLeod Trail. The property has historically operated at near full occupancy and is experiencing upward pressure on rental rates.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
The Winroc Corp.	26,028	20.5%	22.5%
Grafton West	21,550	17.0%	22.1%

Collingwood Plaza, 920 Northmount Drive NW, Calgary, Alberta

This retail property is located in the northwest Calgary community of Collingwood at 920 Northmount Drive NW. Collingwood Plaza is a single story strip centre built in 1960 with a net rentable area of 7,210 square feet. The property enjoys exposure to Northmount Drive and is situated across from a school. The centre is predominantly leased to local tenants including Calgary North Decorating (Benjamin Moore Paints). This property is under a contract for sale.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Calgary North Decorating (Benjamin Moore Paints)	2,377	33.0%	27.7%

Crowchild Centre, 2439 – 54th Avenue SW, Calgary, Alberta

This 23,377 square foot retail centre is located on Crowchild Trail in southwest Calgary. This thoroughfare enjoys one of the city's highest traffic counts of 73,000 vehicles per day. The property consists of a single story "L" shaped building with 119 parking stalls and a good tenant mix including, among others, Kentucky Fried Chicken, Mac's Convenience Store and Re/Max House of Real Estate.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Re/Max	8,175	35.0%	33.3%

Ecco Building, 5404 – 36th Street SE, Calgary, Alberta

The Ecco Building is located in southeast Calgary and consists of 36,000 square feet. The tenant has occupied the premises since 1991 and the property was constructed in 1979.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Ecco Heating Products Ltd.	36,000	100%	100%

Gesco Warehouse, 3223 – 10th Street SE, Calgary, Alberta

The Gesco Warehouse is located in southeast Calgary and consists of 63,894 square feet. The tenant has been in this location since the property was constructed in 1966.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Gesco Industries Inc.	63,894	100%	100%

Edmonton (NE) Wal-Mart Centre, 13703 – 40th Street Northwest, Edmonton, Alberta

Edmonton (NE) Wal-Mart Centre is currently a 214,590 square foot development that is situated on approximately 23.35 acres at 137th Avenue and 40th Street Northwest in Edmonton, Alberta. A 130,718 square foot Wal-Mart store and a

23,927 square foot Michaels anchor the site. National tenants include Reitmans, Penningtons and Blockbuster. Approximately 42,800 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,718	60.92%	43.49%
Michaels	23,927	11.15%	13.78%

Edmonton (St. Albert) Wal-Mart Centre, 700 St. Albert Road, St. Albert, Alberta

Edmonton (St. Albert) Wal-Mart Centre is situated on 21.28 acres at the northwest corner of St. Albert Road and Villeneuve Road in St. Albert, Alberta. The centre is surrounded by residential subdivisions to the south and west. The centre is anchored by a 128,159 square foot Wal-Mart, a 48,664 square foot Save on Foods (on 4.36 acres not owned by Calloway) and a 43,073 square foot Totem Building Supplies (on 4.79 acres not owned by Calloway). National tenants include Tim Hortons, First Choice Haircutters, EB Games, Quiznos, and Extreme Pita. An additional 41,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,159	80.18%	59.37%
Save on Foods	48,664	-	-
Totem	43,073	-	-

Namao Centre, 16620 – 95th Street, Edmonton, Alberta

This property consists of a multi-tenant strip retail centre with tenants including Shoppers Drug Mart and Blockbuster Video, and is "shadow" anchored by IGA and Rona (on property not owned by Calloway). The asset was completed in 2000. The asset consists of 33,600 square feet of rentable space.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Shoppers Drug Mart	10,861	32.3%	29.3%
Blockbuster Video	5,038	15.0%	14.4%

Lethbridge South Wal-Mart Centre, 3700 Mayor Magrath Drive South, Lethbridge, Alberta

Lethbridge South Wal-Mart Centre is located on 28.35 acres at the northwest corner of 28th Street South and Highway 5 in Lethbridge, Alberta. A 128,477 square foot Wal-Mart and a 95,000 square foot Home Depot (on property not owned by Calloway) anchor the centre. The centre is also tenanted by Tony Roma's, Sleep Country, Payless Shoes, Reitmans, and Moores. Approximately 53,900 square feet of future development potential remains on undeveloped lands. The site can accommodate a 65,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,477	67.29%	48.46%
Home Depot	95,000	-	-

Lloyd Mall, 5211 – 44th Street, Lloydminster, Alberta

This retail property is an enclosed mall located in Lloydminster, Alberta anchored by Sears, Zellers and Canada Safeway. The property has had a long history of high occupancy and strong performance by its tenants. The Lloydminster market has traditionally been the destination retail shopping market for an expansive trade area with a number of other prominent retailers operating in Lloydminster including Wal-Mart, Real Canadian Superstore, Staples and IGA. The asset consists of over 205,000 square feet of rentable space. Retail sales in the centre excluding the major tenants were in excess of $500 per square foot in 2004.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Zellers	67,390	32.9%	10.6%
Sears	41,319	20.2%	5.3%
Canada Safeway	31,245	15.2%	2.9%

Spruce Grove Wal-Mart Centre, 96 Campsite Road, Spruce Grove, Alberta

Spruce Grove Wal-Mart Centre is located at the southeast corner of Campsite Road and Highway 16 (Trans Canada Highway) in Spruce Grove, Alberta. The center is anchored by a newly constructed 106,000 square feet Wal-Mart (on 10 acres not owned by Calloway). The balance of the site of 6.5 acres includes approximately 53,000 square feet of new format retail space with tenants such as Mark's Work Wearhouse, Payless ShoeSource, Domino's Pizza and Subway.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,000	-	-
Mark's Work Wearhouse	6,707	12.6%	13.7%
Reitmans	5,118	9.6%	9.9%

Saskatchewan

Regina (East) Wal-Mart Centre - 2150 Prince of Wales Drive, Regina, Saskatchewan

Regina (East) Wal-Mart Centre is currently a 370,710 square foot development that is situated on approximately 31.33 acres at the intersection of Quance Street and Prince of Wales Drive in Regina, Saskatchewan. A 129,094 square foot Wal-Mart store, 39,670 square foot London Drugs, 33,171 square foot Home Outfitters, 25,668 square foot Best Buy and a 23,597 square foot Michaels anchor the site. A 130,000 square foot Real Canadian Superstore (a Loblaws owned grocery chain) as well as an 88,681 square foot Rona Home and Garden operate on lands adjacent to the site but not owned by Calloway. Other national tenants include Penningtons, Reitmans and East Side Mario's. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Calloway owns a 60% interest in this centre.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,094	34.84%	22.49%
Real Canadian Superstore (Loblaws)	130,000	-	-
Rona Home and Garden	88,681	-	-
London Drugs	39,670	10.71%	12.55%
Home Outfitters	33,171	8.95%	10.21%
Best Buy	24,932	6.93%	8.18%
Michaels	23,597	6.37%	7.21%

Regina (North) Wal-Mart Centre –3939 Rochdale Boulevard, Regina, Saskatchewan

Regina (North) Wal-Mart Centre is located on 23.21 acres at the southeast corner of Rochdale Boulevard and Pasqua Road in Regina. Saskatchewan. The centre is anchored by a 127,862 square foot Wal-Mart, and a 42,636 square foot IGA. A further 29,000 square feet of future development potential remains on undeveloped lands. Other national tenants include Mark's Work Wearhouse, Reitmans and TD Canada Trust. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,862	62.47%	43.76%
IGA	42,636	20.83%	28.98%
Mark's Work Wearhouse	12,500	6.12%	9.98%

Manitoba

110 Lowson Crescent, Winnipeg, Manitoba

This property is a single tenant warehouse, constructed in 1998 and consisting of 53,100 square feet of rentable space (45,000 square feet of warehouse space and 8,100 square feet of office space). This property is under a contract for sale.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Unoccupied	53,100	100%	n/a

1300 Church Avenue, Winnipeg, Manitoba

This property consists of a single tenant warehouse manufacturing facility located in Winnipeg, Manitoba and is 100% leased and occupied by Nygard International Ltd. The tenant uses the space for clothing/fashion production and warehousing (light industrial use). The asset was constructed in 1959 and consists of approximately 40,600 square feet of rentable space. This property is under a contract for sale.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Nyguard International Ltd.	40,600	100%	100%

1558 Willson Place, Winnipeg, Manitoba

This property is a two tenant office property located in the Fort Garry Business Park in Winnipeg, Manitoba. The property consists of 59,439 square feet of rentable space. This property is under a contract for sale.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
National Leasing	43,059	72.4%	80.7%

Winnipeg West Wal-Mart Centre, 3655 Portage Avenue, Winnipeg, Manitoba

Winnipeg West Wal-Mart Centre is located on 33.37 acres on the northeast corner of Portage Avenue and Knox Boulevard in Winnipeg, Manitoba. The centre consists of approximately 272,845 square feet of large format, unenclosed retail space anchored by a 128,104 square foot Wal-Mart, a 43,042 square foot Sobey's/IGA and a 75,240 square foot Canadian Tire(on 8.09 acres not owned by Calloway). The balance of the centre is leased to national tenants including Winners, Mark's Work Wearhouse, Shoppers Drug Mart, Reitmans, Addition-Elle, and First Choice Haircutters. There

is also approximately 71,895 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,104	47.30%	36.26%
Canadian Tire	75,240	-	-
Sobey's/IGA	43,042	15.89%	21.68%
Winners	27,927	10.31%	10.71%

Winnipeg (Centre) Wal-Mart Centre, 1001 Empress Street, Winnipeg, Manitoba

Winnipeg (Centre) Wal-Mart Centre is currently a 33,937 square foot development that is situated on approximately 14.01 acres at the intersection of Empress Street and Ellice Avenue in Winnipeg, Manitoba. The site is anchored by a 124,410 square foot Wal-Mart store on lands adjacent to the site but not owned by Calloway. Other national tenants include Golf Town and CIBC. Approximately 21,500 square feet of development potential remains on the site.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	124,410	-	-
CIBC	16,869	49.71%	60.30%
Golf Town	17,068	50.29%	39.70%

Winnipeg (South) Wal-Mart Centre, 1665 Kenaston Boulevard, Winnipeg, Manitoba

Winnipeg (South) Wal-Mart Centre is currently a 437,772 square foot development that is situated on approximately 49.91 acres at the intersection of Kenaston Boulevard and McGillvray Boulevard in Winnipeg, Manitoba. A 129,298 square foot Wal-Mart store, a 47,374 square foot Safeway, and a 39,429 square foot Home Outfitters anchor the site. Other national tenants include Danier, Roots, and Reitmans. Approximately 135,000 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. Calloway owns a 60% interest in this centre

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,298	29.54%	19.03%
Safeway	47,374	10.82%	12.17%
Home Outfitters	39,429	9.01%	9.09%

Ontario

Ancaster Wal-Mart Centre, 1051 Highway 53 West, Hamilton, Ontario

The Ancaster Wal-Mart Centre is located on 31.3 acres at the northwest corner of Highway #53 and Shaver Road in the City of Hamilton, Ontario. The centre is anchored by an 111,000 square foot Wal-Mart store (on 13 acres) and a 50,000 square foot Canadian Tire store (on 8.3 acres not owned by Calloway), with approximately 10 acres remaining to be developed. The site can accommodate an expansion of the Wal-Mart and Canadian Tire stores by approximately 40,000 and 22,000 square feet, respectively.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	111,205	89.6%	70.5%
Canadian Tire	50,000	-	-

Barrie North Wal-Mart Centre, 450 Bayfield Street North, Barrie, Ontario

Barrie North Wal-Mart Centre is located on 19.86 acres at the northwest corner of Livingstone Street West and Bayfield Street North in Barrie, Ontario. The centre is anchored by a 128,548 square foot Wal-Mart store, an 81,373 square foot Zehrs (on 7.18 acres not owned by Calloway), and a 22,030 square foot Old Navy. The balance of the completed centre, of 51,054 square feet, is leased to many national tenants including Reitmans, Payless Shoes, Kelseys, First Choice Haircutters, Bonnie Togs and McDonalds. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,548	63.75%	39.85%
Zehrs (Loblaws)	81,373	-	-
Old Navy	22,030	10.93%	14.25%

Bolton Wal-Mart Centre, 150 McEwan Drive East, Bolton, Ontario

Bolton Wal-Mart Centre is currently an 183,183 square foot development that is situated on approximately 18.87 acres at Highway 50 (Queen Street) and McEwan Drive East in Bolton, Ontario. A 109,639 square foot Wal-Mart store anchors the centre. An estimated 125,000 square foot Loblaws location is expected to be constructed on lands adjacent to the site but not owned by Calloway. The centre also includes an 8,500 square foot LCBO and an 8,000 square foot Mark's Work Wearhouse as well as Reitmans, Penningtons and Bulk Barn locations. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store. Calloway owns a 60% interest in this centre.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	109,639	59.85%	43.21%
Loblaws	125,000	-	-
LCBO	8,500	4.66%	6.50%
Mark's Work Wearhouse	8,000	4.34%	6.29%

Brampton East Centre, 2870 Queen Street East, Brampton, Ontario

Brampton East Centre is located at the northwest corner Highway 7 and Airport Rd. in Brampton, Ontario. A Rona Home Improvement and a Canadian Tire store (both on lands adjacent to the site but not owned by Calloway) anchor the shopping center. The balance of the property, on approximately 4 acres, is a retail/service centre of 17,000 square feet with another 18,000 square feet of developable area remaining.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Rona Home Improvement	127,000	-	-
Canadian Tire	91,250	-	-
Kelsey's	5,407	31.5%	28.7%

Brampton North Centre, 55 Mountainash Road, Brampton, Ontario

Brampton North Centre is located at the northeast corner of Bovaird Road and Mountainash Road in Brampton, Ontario. The centre is adjacent to the separately owned Springdale Square (which comprises of approximately 106,000 square feet anchored by Fortino's). The centre will accommodate 56,000 square feet on approximately 5.4 acres, which currently includes a 10,244 square foot Shoppers Drug Mart.

Major Tenant	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Shoppers Drug Mart	10,244	42.1%	35.6%

British Colonial Building, 8 Wellington Street East, Toronto, Ontario

This property is an office retail property prominently located in downtown Toronto at the intersection of Wellington and Yonge Streets. The property is a heritage building, originally constructed in 1875 and most recently renovated in 1997. The property consists of 17,356 square feet of net rentable space.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Navigator	9,281	53.5%	65.7%
Irish Embassy Pubs Inc.	3,768	21.7%	34.3%

Burlington North Wal-Mart Centre, 4515 Dundas Street, Burlington, Ontario

Burlington North Wal-Mart Centre is currently a 36,787 square foot development that is situated on approximately 25.83 acres at Appleby Line and Highway 5 in Burlington, Ontario. A 129,663 square foot Wal-Mart store operates on lands adjacent to the site but not owned by Calloway. National tenants include Reitmans, Penningtons and Moores locations. Approximately 32,000 square feet of development potential remains on the site.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,663	-	-
Reitmans	6,002	16.32%	14.25%

Burlington / QEW Centre, 3050 Davidson Court, Burlington, Ontario

Burlington / QEW Centre is situated on 23 acres at the corner of Guelph Line and Davidson Court, directly off the QEW interchange in Burlington, Ontario. A 130,000 square foot Home Depot (on 11 acres not owned by Calloway) currently anchors the property. The balance of the site includes Staples, Lee Valley Tools, Sears and Montana's restaurant. Future Shop, Giant Carpet and Part Source are on schedule to open soon. The remaining 10,000 square feet of developable area will be completed as leasing occurs.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Home Depot	130,000	-	-
Staples/Business Depot	25,519	40.1%	41.1%
Lee Valley Tools	18,386	28.9%	18.7%
Sears	13,473	21.2%	23.1%

Cobourg Wal-Mart Centre, 73 Strathy Road, Cobourg, Ontario

Cobourg Wal-Mart Centre is currently a 128,260 square foot development that is situated on approximately 19.86 acres at Highway 2 and Strathy Road in Cobourg, Ontario. An 110,520 square foot Wal-Mart store anchors the site and an estimated 80,000 square foot Loblaws is expected to be built on lands adjacent to the site but not owned by Calloway. Other national tenants include Swiss Chalet and East Side Mario's. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	110,520	86.84%	70.46%
Loblaws (anticipated)	80,000	-	-

Huntsville Wal-Mart Centre, 111 Howland Drive, Huntsville, Ontario

Huntsville Wal-Mart Centre is currently an 111,008 square foot development that is situated on approximately 27.20 acres at the intersection of Highway 11 and Highway 60 in Huntsville, Ontario. An 84,861 square foot Wal-Mart store anchors the site. Adjacent to the site on lands not owned by Calloway is a 68,837 square foot Your Independent Grocer (a Loblaw's owned grocery chain). Other national tenants include East Side Mario's, Bulk Barn and Kelsey's. Approximately 17,000 square feet of development potential remains on the site.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	84,861	76.45%	59.56%
Your Independent Grocer (Loblaws)	68,837	-	-

Kapuskasing Wal-Mart Centre, 350 Government Road, Kapuskasing, Ontario

Kapuskasing Wal-Mart Centre is located on 8.11 acres at Highway 11 and Caron Street in Kapuskasing, Ontario. A 61,087 square foot Wal-Mart anchors the centre. The centre is also tenanted by a 4,505 square foot Reitmans. Approximately 45,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 20,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	61,087	93.13%	88.33%

London Argyle Wal-Mart Centre, 1925 Dundas Street, London, Ontario

London Argyle Wal-Mart Centre is situated on a 40-acre site on the southeast corner of Clarke St. and Dundas St. (Highway 2), in London, Ontario. Formerly an enclosed shopping center, FirstPro converted the enclosed space into approximately 260,000 square feet of new format retail space anchored by a 128,638 square foot Wal-Mart store, No Frills (Loblaws) and Winners. This centre also includes Staples, Sport Chek, Bouclair, and Mark's Work Wearhouse. Development plans include adding approximately 60,000 square feet of new format retail space and outparcels, while retaining the remaining enclosed mall space (approximately 80,000 square feet). London Argyle Wal-Mart Centre is the dominant shopping center in southeast London. The primary trade area encompasses over 100,000 people and the total population for the City of London is approximately 300,000 residents.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,638	37.0%	28.7%
No Frills (Loblaws)	33,463	9.6%	9.7%
Winners	27,889	8.2%	7.6%

Owen Sound Wal-Mart Centre, 1555 – 18th Avenue East, Owen Sound, Ontario

Owen Sound Wal-Mart Centre is located on 20.59 acres on the southeast corner of Highway 26 and 18th Avenue East in Owen Sound, Ontario. The centre is anchored by a 105,963 square foot Wal-Mart and a 131,000 square foot Home Depot (on 10.32 acres not owned by Calloway). Approximately 20,000 square feet is tenanted by EB Gameworld.

Quiznos, Radio Shack, Dollarama and Montana's. A total of 20,900 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	105,963	75.51%	61.69%
Home Depot	131,000	-	-

Pembroke Wal-Mart Centre, 1108 Pembroke Street East, Pembroke, Ontario

Pembroke Wal-Mart Centre is currently an 11,247 square foot development that is situated on approximately15.06 acres at the intersection of Highway 148 and Angus Campbell Drive in Pembroke, Ontario. Boston Pizza and Reitmans represent the national tenants currently operating on site. The centre is anchored by a 104,477 square foot Wal-Mart store on lands adjacent to the site but not owned by Calloway.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	104,777	-	-
Boston Pizza	6,183	54.97%	44.93%
Reitmans	5,064	45.03%	55.07%

Sarnia Price Chopper Centre, 1330 Exmouth Street, Sarnia, Ontario

The Sarnia Price Chopper Centre is a 74,701 square foot development that is at the intersection of Exmouth Street and Lambton Mall Road in Sarnia, Ontario. A 49,152 square foot Price Chopper (Sobey's), and a 10,051 square foot LCBO anchor the site. Other national tenants include McDonalds, Moores and Sleep Country.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Price Chopper (Sobey's)	49,152	65.80%	56.93%
LCBO	10,051	13.45%	14.22%

Scarborough / 401 Centre, 850 Milner Avenue, Scarborough, Ontario

Scarborough / 401 Centre is located on acres at the northeast corner of the Highway #401 and Morningside Avenue interchange in Toronto, Ontario. The centre is anchored by a 111,000 square foot Home Depot store (on 10.7 acres not owned by Calloway) and comprises approximately 62,000 square feet of retail space occupied by tenants such as Staples, Mark's Work Wearhouse, Harvey's/Swiss Chalet and Mr. Greek. Future development potential includes approximately 70,000 square feet on the residual lands.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Home Depot	111,000	-	-
Staples/Business Depot	25,722	41.8%	36.3%
Mark's Work Wearhouse	12,199	19.8%	19.2%

St. Catharines Wal-Mart Centre, 420 Vansickle Road, St. Catharines, Ontario

St. Catharines Wal-Mart Centre is located on 44.24 acres on the southeast corner of Fourth Avenue and Vansickle Road in St. Catharines, Ontario. The centre is anchored by a 127,791 square foot Wal-Mart and a 75,240 square foot Canadian Tire (on 7.42 acres not owned by Calloway and a 50,000 square foot Zehr's (Loblaws) (on 9.85 acres not owned by Calloway). Many national tenants are located in the centre including Sleep Country, Swiss Chalet, Reitmans, Moores,

and Payless Shoes. Approximately 74,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,791	44.55%	25.36%
Canadian Tire	75,240	-	-
Zehr's (Loblaws)	50,000	-	-
Best Buy	30,577	10.66%	13.51%

St. Thomas Wal-Mart Centre, 1063 Talbot Street, St. Thomas, Ontario

St. Thomas Wal-Mart Centre is currently a 150,542 square foot development that is situated on approximately 48.46 acres at the intersection of First Avenue and Talbot Street in St. Thomas, Ontario. A 106,624 square foot Wal-Mart store anchors the site. An 117,220 square foot Loblaws and a 72,032 square foot Canadian Tire operate on lands adjacent to the site but not owned by Calloway. Other large tenants include Mark's Work Wearhouse and East Side Mario's locations. Approximately 57,500 square feet of development potential remains on the site. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,624	70.83%	64.53%
Loblaws	117,220	-	-
Canadian Tire	72,032	-	-

Whitby Wal-Mart Centre, 4100 Baldwin Street South, Whitby, Ontario

Whitby Wal-Mart Centre is currently a 231,771 square foot development that is situated on approximately 24.87 acres at the intersection of Baldwin Street South and Taunton Road West in Whitby, Ontario. A 132,724 square foot Wal-Mart store anchors the site. An estimated 160,000 square foot Loblaws store is on lands adjacent to the site but not owned by Calloway. Other national tenants include Mark's Work Wearhouse, Blockbuster and East Side Mario's. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store. Calloway owns a 60% interest in this centre.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	132,724	57.27%	38.10%
Loblaws	160,000	-	-

Windsor Wal-Mart Centre, 3120 Dougall Avenue, Windsor, Ontario

Windsor Wal-Mart Centre is located on 17.89 acres at the southeast quadrant of E.C. Row Expressway and Dougall Avenue in Windsor, Ontario. A 129,121 square foot Wal-Mart anchors the centre. The centre has been redeveloped and approximately 40,000 square feet is leased to national tenants Burger King, Pizza Hut, Payless Shoesource, Moores, CIBC, Radio Shack and First Choice Haircutters. An additional 36,000 square feet of leasing potential remains on undeveloped lands.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	129,121	65.93%	57.61%
Moores	8,024	4.10%	6.73%

Woodstock Wal-Mart Centre, 499 Norwich Avenue, Woodstock, Ontario

Woodstock Wal-Mart Centre is located on 19.39 acres at the northeast corner of Norwich Avenue and Juliana Drive in Woodstock, Ontario. The centre is anchored by a 130,387 square foot Wal-Mart and a 68,741 square foot Canadian Tire (on 7.14 acres not owned by Calloway). Other national tenants include Staples/Business Depot, Reitmans, First Choice Haircutters, Payless Shoesource, Mark's Work Wearhouse, and Radio Shack. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	130,387	60.19%	44.43%
Canadian Tire	68,741	-	-
Staples/Business Depot	25,770	11.90%	14.63%

Yonge Aurora Centre, 14760 Yonge Street, Aurora, Ontario

Yonge Aurora Centre is located on acres at the southwest corner of the Yonge Street and Murray Drive in Aurora, Ontario. A 63,500 square foot Canadian Tire (on 6.4 acres owned by Canadian Tire) anchors the Centre. The balance of the centre of approximately 50,000 square feet includes tenants such as Winners, Bank of Nova Scotia and Blockbuster Video.

Major Tenant	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Winners	27,492	54.5%	42.9%

Quebec

Montreal (Anjou) Home Outfitters Centre, 9950, boulevard Louis-H.-Lafontaine, Montreal, Quebec

Montreal (Anjou) Home Outfitters Centre is a 42,431 square foot development in Montreal (Anjou), Quebec. A 40,030 square foot HBC Home Outfitters store anchors the site. Other national tenants include Shell Canada and A&W.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Home Outfitters	40,030	94.34%	72.19%

Montreal (Laval) Power Centre, 700 Autoroute Chomedey, ouest, Laval, Quebec

The Montreal (Laval) Power Centre is currently a 524,826 square foot development at the intersection of Autoroute Chomedey and Boulevard Samson in Laval, Quebec. A 127,951 square foot Wal-Mart store, a 125,022 square foot Rona, a 34,387 square foot Home Outfitters, and a 34,108 square foot Future Shop anchor the site. Other national tenants include Pier One, Marks, Staples and Winners. Approximately 24,600 square feet of development potential remains on the site. Calloway owns a 50% interest in this centre

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,951	23.55%	15.81%
Rona	125,022	23.01%	20.02%
Home Outfitters	34,387	6.33%	7.21%
Future Shop	34,108	6.28%	6.75%

Montreal (Mascouche) Wal-Mart Centre, 155 Montee Masson, Mascouche, Quebec

Mascouche Wal-Mart Centre is situated on approximately 38.10 acres on the northwest interchange corner of Autoroute 640 and Autoroute 25 in the Montreal suburb of Mascouche, Quebec. The centre is anchored by a 106,141 square foot Wal-Mart, a 100,000 square foot Rona (on lands not owned by Calloway) and a 44,937 square foot Sobey's/IGA. Other tenants include Home Outfitters, Winners, Staples/Business Depot, Future Shop, Mark's Work Wearhouse. The centre has 15,000 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,141	30.12%	19.76%
Rona	100,000	-	-
Sobey's/IGA	44,937	12.75%	15.65%
Home Outfitters	39,912	11.33%	14.04%
Winners	28,000	7.95%	7.86%
Staples/Business Depot	25,780	7.32%	7.79%
Future Shop	19,970	5.67%	7.34%

Montreal (Valleyfield) Wal-Mart Centre, 2050 Boulevard Monseigneur-Langlois, Salaberry de Valleyfield, Quebec

Montreal Valleyfield Wal-Mart Centre is situated on 17.95 acres on the southwest corner of Boulevard Monseigneur-Langlois and Rue Fabre in the Montreal suburb of Salaberry de Valleyfield, Quebec. The centre is adjacent to new residential subdivisions to the south and southwest. A 107,128 square foot Wal-Mart anchors the centre. The centre is also tenanted by many national retailers including Dollarama, KFC, McDonalds and Reitmans. Only 1,500 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	107,128	67.10%	47.59%

Quebec City (Beauport) Wal-Mart Centre, 224 Avenue Joseph-Casavant, Beauport, Quebec

Quebec City (Beauport) Wal-Mart Centre is located on 17.2 acres at the northeast corner of Joseph Casavant Avenue and Avenue Clemenceau in Quebec City suburb of Beauport, Quebec. A 128,206 square foot Wal-Mart, as well as a 60,000 square foot Canadian Tire (on lands adjacent to the centre but not owned by Calloway) and a 58,806 square foot Ameublements Tanguay store (on 4.08 acres not owned by Calloway) anchor the centre. The centre also includes national tenants Mark's Work Wearhouse, Reitmans and Harvey's. The remaining 9,000 square feet has been pre-leased to The Bank of Nova Scotia and J. E. Mondou.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,206	77.69%	61.57%
Canadian Tire	60,000	-	-
Tanguay	58,806	-	-
Mark's Work Wearhouse	10,048	6.09%	10.19%

Rimouski Wal-Mart Centre, 415 Montee Industrielle-et-Commerciale, Rimouski, Quebec

Rimouski Wal-Mart Centre is currently a 156,698 square foot development that is situated on approximately 35.28 acres at the intersection of Montee Industrielle-et-Commerciale and 2 ieme Rue Est. in Rimouski, Quebec. A 127,087 square foot Wal-Mart store anchors the site. A 60,973 square foot Tanguay and a 44,000 square foot Super C location operate on lands adjacent to the site but not owned by Calloway. Other large tenants include Pennington's, Clement and

L'Equipeur stores. Approximately 110,500 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,087	81.10%	68.96%
Tanguay	60,973	-	-
Super C	44,000	-	-

Saint-Constant Wal-Mart Centre, 500 Voie de Desserte, rue NR 132, Saint-Constant, Quebec

Saint-Constant Wal-Mart Centre is currently a 250,266 square foot development that is situated on approximately 40.76 acres at the intersection of Route132 and Rue Macon in Saint-Constant, Quebec. A 123,474 square foot Wal-Mart store, a 95,000 square foot Home Depot (on land not owned by Calloway), a 44,761 square foot Metro Richelieu and a 10,200 square foot L'Equipeur (Mark's Work Wearhouse) anchor the site. Other national tenants include Penningtons, Blockbuster and Reitmans locations. Approximately 73,000 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site. Calloway owns a 60% interest in this centre.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	123,474	49.34%	29.64%
Metro Richelieu	44,761	17.89%	22.88%
L'Equipeur	10,200	4.08%	4.85%
Home Depot	95,000	-	-

Saint Jean Wal-Mart Centre, 100 Rue Omer-Marcil, St. Jean-sur-Richelieu, Quebec

Saint Jean Wal-Mart Centre is located on 29.06 acres on the northeast corner of Rue Pierre-Caisse and Rue Bernier in St. Jean-sur-Richelieu, Quebec. The centre is anchored by a 127,356 square foot Wal-Mart and a 80,000 square foot Maxi (Loblaws) (on land not owned by Calloway). Approximately 26,000 square feet is leased to national tenants: Mark's Work Wearhouse, Payless Shoes, Reitmans, Penningtons and Harveys. The centre has 112,603 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	127,356	80.79%	67.65%
Maxi (Loblaws)	80,000	-	-

New Brunswick

Saint John Wal-Mart Centre, 450 Westmoreland Road, Saint. John, New Brunswick

Saint John Wal-Mart Centre is located on 24.66 acres at the northwest quadrant of Westmoreland Road and McAllister Drive in Saint John, New Brunswick. A 128,375 square foot Wal-Mart, a 102,122 square foot Kent Building Supplies (on 16.12 acres not owned by Calloway) and a 45,015 square foot Winners anchor the centre. Other tenants in the centre include Future Shop, Sport Chek, Old Navy, CIBC, Swiss Chalet, Payless Shoesource, Addition Elle, Pizza Delight, and Everything for a Dollar.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,375	48.48%	34.03%
Kent Building Supplies	102,122	-	-
Winners	45,015	17.00%	18.00%
Future Shop	18,860	7.05%	7.94%
Sport Chek	15,489	5.85%	6.87%

Nova Scotia

Halifax Bayers Lake Centre, 194 Chain Lake Drive, Halifax, Nova Scotia

Halifax Bayers Lake Centre is a 155,377 square foot development on Chain Lake Drive in Halifax, Nova Scotia. A 35,483 square foot Future Shop and a 27,556 square foot Winners anchor the site. Other national tenants include Moores, Roots, and Reitmans. Calloway owns a 49% interest in this centre.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Future Shop	35,483	22.84%	21.06%
Winners	27,556	17.73%	11.74%

New Minas Wal-Mart Centre, 1019 Aalders Avenue, New Minas, Nova Scotia

New Minas Wal-Mart Centre is located on 14.0 acres at the northwest corner of Commercial Street and Jones Road in New Minas, Nova Scotia. Formerly occupied by the Gardens Mall (anchored by a 75,000 square foot Zellers and a 30,000 square foot IGA), FirstPro acquired the property in July 2002 and sold the westerly 9.7 acres to Wal-Mart to complete a 108,000 square foot store, which opened in January 2003. The Gardens Mall was partially demolished, retaining approximately 18,000 square feet of the former space. The centre will be comprised of 45,000 square feet of retail space, and include a newly constructed 15,019 square Sport Chek and 12,750 square foot Mark's Work Wearhouse.

Major Tenants / Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	108,000	-	-
Sport Chek	15,019	37.59%	36.24%
Mark's Work Wearhouse	12,750	31.91%	33.97%

Truro Wal-Mart Centre, 140 Wade Road, Truro, Nova Scotia

Truro Wal-Mart Centre is situated on 27.06 acres on the northeast corner of Highway 102 and McClures Mill Connection in Truro, Nova Scotia. The centre is anchored by a 106,329 square foot Wal-Mart. Kent Building Supplies has purchased a 10.57 acre parcel of land for the construction of a 60,000 square foot store. The centre is also tenanted by First Choice Haircutters, and Penningtons. The centre has an additional 23,300 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion to the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,329	89.76%	89.77%

Prince Edward Island

Charlottetown Wal-Mart Centre, 80 Buchanan Drive, Charlottetown, Prince Edward Island

Charlottetown Wal-Mart Centre is located on 30.66 acres on University Avenue in Charlottetown, Prince Edward Island. A 104,392 square foot Wal-Mart and an 18,749 square foot Future Shop anchor the centre. An 80,000 square foot Home Depot is adjacent to the centre on an 8.11 acre site not owned by Calloway. Other national tenants include First Choice Haircutters, and Payless Shoesource. An additional 77,000 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	104,392	71.93%	59.14%
Home Depot	80,000	-	-
Future Shop	18,749	12.92%	15.91%

Newfoundland & Labrador

Corner Brook Wal-Mart Centre, 16 Murphy Square, Corner Brook, Newfoundland & Labrador

Corner Brook Wal-Mart Centre is located on 14.92 acres on the northeast corner of St. Mark's Avenue and Lewin Parkway in Corner Brook, Newfoundland. The centre is anchored by a 106,352 square foot Wal-Mart, a 75,240 square foot Canadian Tire (on 6.12 acres not owned by Calloway), a 60,000 square foot Loblaws (on lands adjacent to the centre but not owned by Calloway), and a 25,059 square foot Staples/Business Depot. The centre also includes national tenants Tim Hortons, Buck or Two, Mark's Work Wearhouse, EB Games and Extreme Pita. Approximately 10,400 square feet of future development potential remains on undeveloped lands.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	106,352	63.15%	47.47%
Canadian Tire	75,240	-	-
Loblaws	60,000	-	-
Staples/Business Depot	25,059	14.88%	15.58%

St. John's (Mount Pearl) Centre, 60 Merchant Drive, Mount Pearl, Newfoundland & Labrador

St. John's (Mount Pearl) Centre is situated on 28.93 acres at the northwest corner of Pitts Memorial Drive and Ruby Line in St. John's, Newfoundland. The centre is anchored by a 131,001 square foot Wal-Mart, a 83,233 square foot Canadian Tire (on 7.49 acres not owned by Calloway) and Loblaws operates an 82,118 square foot store adjacent to the centre on lands not owned by Calloway. Other major and national tenants include Staples/Business Depot, Mark's Work Wearhouse, Tim Hortons, and Radio Shack. Approximately 7,400 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	131,001	54.17%	42.85%
Canadian Tire	83,233	-	-
Loblaws	82,118	-	-
Staples/Business Depot	30,000	12.40%	7.12%
Mark's Work Wearhouse	10,009	4.14%	8.14%

St. John's (East) Wal-Mart Centre, 90 Aberdeen Avenue, St. John's, Newfoundland & Labrador

St. John's (East) Wal-Mart Centre is currently a 272,752 square foot development that is situated on approximately 31.27 acres at the intersection of Stavanger Drive and Torbay Road in St. John's, Newfoundland. A 128,273 square foot Wal-Mart store, a 27,301 square foot Winners and a 15,291 square foot Sport Chek anchor the site. Other national tenants include Addition-Elle, Mark's Work Wearhouse and Pier One.

Major Tenants/ Anchors	Net Rentable Area (square feet)	% of Net Rentable Area	% of Gross Rental Revenue
Wal-Mart	128,273	47.03%	31.71%
Winners	27,301	10.01%	10.26%
Sport Chek	15,291	5.61%	7.02%

OVERVIEW OF PROPERTY PORTFOLIO

General

As of March 16, 2005, the Property Portfolio consists of 63 properties located in all of the provinces of Canada including six (6) properties located in British Columbia, eleven (11) properties located in Alberta, two (2) properties located in Saskatchewan, six (6) properties located in Manitoba, twenty-two (22) properties located in Ontario, eight (8) properties located in Quebec, one (1) property located in New Brunswick, three (3) properties located in Nova Scotia, one (1) property located in Prince Edward Island, and three (3) properties located in Newfoundland and Labrador.

In January 2005, Calloway sold its two office properties. As such, the Property Portfolio is now divided into only two segments of the real estate market: (i) retail properties and (ii) industrial properties. As at March 16, 2005, approximately 97.7% of rental revenue was derived from retail properties containing an aggregate of 8,297,083 square feet and approximately 2.3% of rental revenue was derived from industrial properties containing an aggregate of 484,493 square feet. The occupancy rate for the Property Portfolio as at March 16, 2005 was 97.44%.

Information in the charts below is given as of March 16, 2005.

Gross Rental Revenue Breakdown by Property Type

Other Retail 3.57%
Industrial 2.33%
Large Format Unenclosed Retail 94.10%

Gross Revenue Breakdown by Province


New Brunswick 3.12%
Saskatchewan 4.81%
Prince Edward Island 1.36%
Nova Scotia 2.68%
Newfoundland 6.66%
Ontario 31.77%
Manitoba 7.94%
Quebec 17.01%
Alberta 11.48%
British Columbia 13.17%

The majority of the properties have been completed within the past 6 years. Each of the properties has been professionally managed and well maintained. The properties enjoy the benefits of strong locations and professional management and leasing practices, resulting in low vacancy, stable income and controlled expenses.

The following table summarizes the Property Portfolio as a whole as at March 16, 2005.

	Total
Number of Properties	63
Gross Leasable Area (square feet) (excluding Undeveloped Lands)	8,797,478
Occupancy	97.44%
Average Net Rent in Place	$11.45

Retail Properties

The following table sets forth certain summary information as at March 16, 2005 with respect to the retail properties in the Property Portfolio:

Property	Location	Ownership Interest	Net Rentable Area [1]	Occupancy	Year Built	Year Acquired
British Columbia						
Courtenay Wal-Mart Centre	Courtenay, BC	100%	232,744	95.42%	2002	2004
Cranbrook Wal-Mart Centre	Cranbrook, BC	100%	117,165	100.00%	2002	2004
Kamloops Wal-Mart Centre	Kamloops, BC	100%	217,252	100.00%	2001	2004
Langley Wal-Mart Centre	Langley, BC	100%	310,987	100.00%	2002	2004
Vernon Wal-Mart Centre	Vernon, BC	100%	180,372	94.68%	2002	2004
Alberta						
Collingwood Plaza	Calgary, AB	100%	7,210	100.00%	1975	1998
Crowchild Centre	Calgary, AB	100%	23,377	100.00%	1975	2000
Edmonton (NE) Wal-Mart Centre	Edmonton, AB	100%	214,590	100.00%	2002	2005
Edmonton (St. Albert) Wal-Mart Centre	St. Albert, AB	100%	159,839	100.00%	2003	2004
Namao Centre	Edmonton, AB	100%	33,600	100.00%	2000	2003
Lethbridge South Wal-Mart Centre	Lethbridge, AB	100%	190,943	100.00%	2002	2004
Lloyd Mall	Lloydminster, AB	100%	205,101	98.23%	1975	2002
Spruce Grove Wal-Mart Centre	Spruce Grove, AB	100%	53,279	81.96%	2002	2003
Saskatchewan						
Regina (East) Wal-Mart Centre	Regina, SK	60%	222,344	100.00%	2000	2005
Regina (North) Wal-Mart Centre	Regina, SK	100%	204,688	100.00%	2004	2004
Manitoba						
Winnipeg West Wal-Mart Centre	Winnipeg, MB	100%	270,845	96.25%	2002	2004
Winnipeg (Centre) Wal-Mart Centre	Winnipeg, MB	100%	33,937	100.00%	2004	2004
Winnipeg South Wal-Mart Centre	Winnipeg, MB	60%	262,582	100.00%	2000	2005
Ontario						
Ancaster Wal-Mart Centre	Hamilton, ON	100%	124,186	100.00%	1998	2003
Barrie North Wal-Mart Centre	Barrie, ON	100%	201,632	100.00%	2000	2004
Bolton Wal-Mart Centre	Bolton, ON	60%	109,910	100.00%	2004	2005
Brampton East Centre	Brampton, ON	100%	17,163	100.00%	2002	2003
Brampton North Centre	Brampton, ON	100%	24,345	100.00%	2002	2003
British Colonial Building	Toronto, ON	100%	17,356	75.18%	1985	2002
Burlington North	Burlington, ON	100%	36,787	100.00%	2004	2004

Property	Location	Ownership Interest	Net Rentable Area [1]	Occupancy	Year Built	Year Acquired
Wal-Mart Centre						
Burlington / QEW Centre	Burlington, ON	100%	63,576	100.00%	2002	2003
Cobourg Wal-Mart Centre	Cobourg, ON	100%	127,275	100.00%	2003	2004
Huntsville Wal-Mart Centre	Huntsville, ON	100%	111,008	100.00%	2004	2005
Kapuskasing Wal-Mart Centre	Kapuskasing, ON	100%	65,592	100.00%	2000	2004
London Argyle Wal-Mart Centre	London, ON	100%	347,646	100.00%	2000	2003
Owen Sound Wal-Mart Centre	Owen Sound, ON	100%	140,338	93.14%	2002	2004
Pembroke Wal-Mart Centre	Pembroke, ON	100%	11,247	100.00%	2003	2004
Sarnia Price Chopper Centre	Sarnia, ON	100%	74,701	100.00%	2002	2005
Scarborough / 401 Centre	Scarborough, ON	100%	61,491	100.00%	2001	2003
St. Catharines Wal-Mart Centre	St. Catharines, ON	100%	286,876	95.11%	2002	2004
St. Thomas Wal-Mart Centre	St. Thomas, ON	100%	150,542	88.01%	2002	2004
Whitby Wal-Mart Centre	Whitby, ON	60%	139,063	100.00%	2003	2005
Windsor Wal-Mart Centre	Windsor, ON	100%	195,833	94.57%	2003	2004
Woodstock Wal-Mart Centre	Woodstock, ON	100%	216,626	94.19%	2003	2004
Yonge Aurora Centre	Aurora, ON	100%	50,463	100.00%	2000	2003
Quebec						
Montreal (Anjou) Home Outfitters Centre	Montreal, PQ	100%	42,431	100.00%	2001	2005
Montreal (Laval) Power Centre	Montreal (Laval), PQ	50%	271,716	100.00%	2001	2004
Montreal (Mascouche) Wal-Mart Centre	Montreal, PQ	100%	352,361	95.27%	2002	2004
Montreal (Valleyfield) Wal-Mart Centre	Montreal (Valleyfield), PQ	100%	159,661	100.00%	2002	2004
Quebec City (Beauport) Wal-Mart Centre	Beauport, PQ	100%	165,029	100.00%	2003	2004
Rimouski Wal-Mart Centre	Rimouski, PQ	100%	156,698	100.00%	2002	2004
Saint Constant Wal-Mart Centre	Saint-Constant, PQ	60%	150,160	100.00%	2002	2005
Saint Jean Wal-Mart Centre	St. Jean-sur-Richelieu, PQ	100%	157,643	100.00%	2002	2004
New Brunswick						
Saint John Wal-Mart Centre	Saint John, NB	100%	264,789	100.00%	2003	2004
Nova Scotia						
Halifax Bayers Lake Centre	Halifax, NS	49%	76,135	100.00%	1998	2004

Property	Location	Ownership Interest	Net Rentable Area [1]	Occupancy	Year Built	Year Acquired
New Minas Wal-Mart Centre	New Minas, NS	100%	39,960	100.00%	2002	2003
Truro Wal-Mart Centre	Truro, NS	100%	118,458	94.84%	2002	2004
Price Edward Island						
Charlottetown Wal-Mart Centre	Charlottetown, PEI	100%	145,122	100.00%	2002	2004
Newfoundland and Labrador						
Corner Brook Wal-Mart Centre	Corner Brook, NFLD	100%	168,425	100.00%	2002	2004
St. John's (Mount Pearl) Wal-Mart Centre	Mount Pearl, NFLD	100%	241,853	100.00%	2002	2004
St. John's (East) Wal-Mart Centre	St. John's, NFLD	100%	272,752	100.00%	2001	2005
TOTAL			8,312,985	98.37		

Note:

(1) Represents Calloway's interest in the net rentable area of the property.

Industrial Properties

The following table sets forth certain summary information as at March 16, 2005 with respect to the industrial properties in the Property Portfolio:

Property	Location	Ownership Interest	Net Rentable Area	Occupancy	Year Built	Year Acquired
British Columbia						
Airtech Centre	Vancouver, BC	100%	104,668	100.00%	1985	2002
Alberta						
Canadian Commercial Centre	Calgary, AB	100%	126,792	77.15%	1966	2002
Ecco Building	Calgary, AB	100%	36,000	100.00%	1980	2003
Gesco Warehouse	Calgary, AB	100%	63,894	100.00%	1975	2003
Manitoba						
110 Lowson Crescent	Winnipeg, MB	100%	53,100	0.00%	1998	2002
1300 Church Avenue	Winnipeg, MB	100%	40,600	100.00%	1959	2003
1558 Willson Place	Winnipeg, MB	100%	59,439	87.58%	2000	2002
TOTAL			484,493	81.54%		

Notes:

(1) Refers to year in which the facility was built or retrofit.

(2) Calloway acquired a Crown lease for this property which expires on December 31, 2011 and contains a 10 year renewal option.

Tenant Mix

The following table illustrates the top ten tenants for the Property Portfolio as at March 16, 2005 in terms of their percentage contribution to gross rental revenues of the Property Portfolio:

Tenant	Percentage of Gross Rental Revenues
Wal-Mart	34.20%

Tenant	Percentage of Gross Rental Revenues
Reitmans Group of Companies	4.46%
Winners	3.61%
Mark's Work Wearhouse	3.22%
Best Buy (Future Shop)	2.98%
HBC	2.88%
Staples/ Business Depot	2.59%
Sobey's/ IGA	2.47%
Cara Restaurants	2.07%
Payless Shoe Source	1.30%
Total	**59.79%**

Occupancy Rates

Overall, the Property Portfolio has experienced high occupancy rates. The occupancy rate for the Property Portfolio was 97.44% as at March 16, 2005.

The following table summarizes the lease maturities for the Property Portfolio as at March 16, 2005.

Expiries by Year, Area	Area	% Area
2005	88,224	1.00%
2006	111,500	1.27%
2007	272,206	3.09%
2008	170,647	1.94%
2009	235,650	2.68%
2010	369,838	4.20%
2011	379,653	4.32%
2012	459,869	5.23%
2013	638,076	7.25%
2014	695,590	7.91%
2015	189,562	2.15%
2016	206,589	2.35%
2017	183,925	2.09%
2018	104,069	1.18%
2019	937,442	10.66%
2020	749,131	8.52%
Beyond	2,780,368	31.60%
Vacant	225,140	2.56%

Financing

The following table summarizes the principal mortgage debt repayments (excluding capital lease obligations) on Calloway's portfolio of income producing properties (assuming debt is not renewed on maturity) as at December 31, 2004 adjusted for acquisitions and sale transactions from January 1 to March 16, 2005:

Term Facilities	Payments of Principal ($)	Debt Maturing During Year ($)	Total ($)	% of Total	Weighted Average Interest Rate
Term Facilities					
2005	10,024,817	-	10,024,817	1.47%	6.15%
2006	11,611,774	2,485,760	14,097,534	2.07%	5.89%
2007	12,246,832	1,336,576	13,583,408	1.99%	6.15%
2008	12,796,604	8,710,692	21,507,296	3.16%	6.08%
2009	12,922,714	28,816,944	41,739,658	6.13%	5.63%
2010	13,169,932	14,662,347	27,832,279	4.09%	6.00%
2011	13,306,004	19,547,554	32,853,558	4.82%	6.72%
2012	13,329,446	5,735,429	19,064,875	2.80%	6.43%
2013	13,254,020	28,666,410	41,920,430	6.16%	6.19%
2014	12,759,948	70,482,118	83,242,066	12.22%	5.92%
2015	11,285,432	79,353,101	90,638,533	13.31%	6.07%
2016	10,363,822	31,060,763	41,424,585	6.08%	6.05%
2017	9,672,660	41,963,932	51,636,592	7.58%	6.23%
2018	7,321,747	32,758,030	40,079,777	5.89%	5.62%
2019	6,222,643	46,440,588	52,663,231	7.73%	6.01%
Thereafter	8,652,956	35,303,353	43,956,309	6.45%	5.72%
Development and Revolving Operating Facilities					
2005	-	46,951,015	46,951,015	6.89%	2.59%
2006	-	5,592,785	5,592,785	0.82%	0.00%
2007	-	2,194,736	2,194,736	0.32%	0.00%
TOTAL	178,941,350	502,062,133	681,003,482	100.00%	5.72%

Debt (excluding development and revolving facilities) as a percentage of Gross Book Value	50.30%
Debt (including development and revolving facilities) as a percentage of Gross Book Value	54.70%
Weighted average interest rate (including development and revolving facilities)	5.72%
Weighted average interest rate (excluding development and revolving facilities)	6.02%

Note:

(1) An income property was acquired under the terms of a 35 year lease. A single payment of $39.0 million was made on October 31, 2003 and a payment of $10.0 million is due at the end of the lease to exercise a purchase option. The net present value of the purchase option payment is $459,906, at an inherent interest rate of 9.18%, as at February 28, 2005.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") is an unincorporated closed-end real estate investment trust established by the Declaration of Trust and governed by the laws of the Province of Alberta. Calloway was created to invest in income-producing rental properties located in Canada. Calloway intends to invest primarily in large format, unenclosed retail centres which are geographically diversified. Although Calloway is a "mutual fund trust" as defined in the Tax Act, Calloway is not a "mutual fund" as defined in applicable securities legislation. The principal and head office of Calloway is located at 310, 855 – 8th Avenue S.W., Calgary, Alberta T2P 3P1.

Trust Units

Calloway's authorized capital consists of an unlimited number of Units. As of March 16, 2005 there were 36,615,881 Units issued and outstanding.

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. The Declaration of Trust provides that Units or rights to acquire Units may be issued at times, to the persons, for the consideration and on the terms

and conditions that the Trustees determine. Each Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, Calloway in the event of termination or winding-up of Calloway. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of Calloway and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in Calloway. As holders of Units in Calloway, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Unit is a function of anticipated Distributable Income from Calloway and the combined ability of the Trustees to affect long-term growth in the value of Calloway. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, rental rates in the markets in which Calloway holds property, and the ability of Calloway to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Calloway is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Trust Unitholder Limited Liability

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force. This act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Calloway. The legislation provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustees that arises after the legislation comes into effect.

Further, the Declaration of Trust provides that no Unitholder will be subject to any liability in connection with Calloway or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Calloway's assets. Pursuant to the Declaration of Trust, Calloway will reimburse each Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of any payment of a Calloway obligation by a Unitholder.

Further, the Declaration of Trust provides that written instruments signed by or on behalf of Calloway shall, if practicable, contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of Calloway to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Calloway (to the extent that claims are not satisfied by Calloway) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of Calloway will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Calloway including by obtaining appropriate insurance, where available, for the operations of Calloway and having written agreements signed by or on behalf of Calloway include a provision that such obligations are not binding upon Unitholders personally.

Limitations on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Calloway not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Declaration of Trust contains restrictions on the ownership of Units by Unitholders who are Non-Residents. The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Transfer Agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Transfer Agent may issue a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-Resident. If, notwithstanding the foregoing, the Transfer Agent determines that a

majority of the Units are held by Non-Residents, the Transfer Agent may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Transfer Agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Transfer Agent with satisfactory evidence that they are not Non-Residents within such period, the Transfer Agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

Meetings of Trust Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of Trustees (except filling casual vacancies), the appointment or removal of the auditors of Calloway, the approval of amendments to the Declaration of Trust (except as described under "Amendments to the Declaration of Trust"), an increase or decrease in the number of Trustees, the sale of the assets of Calloway as an entirety or substantially as an entirety (other than as part of an internal reorganization), or the termination of Calloway. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Calloway. The foregoing matters must be passed by at least a majority of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be an Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Information and Reports

Calloway will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation governed by the Canada Business Corporations Act.

Trustees

The Declaration of Trust establishes a board of trustees comprised of not more than twelve nor less than seven members. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of Calloway.

The number of Trustees may be changed by the Unitholders. A vacancy occurring among the Trustees may be filled by resolution of a majority of the remaining Trustees, or by the Unitholders at a meeting of the Unitholders. Subject to the right of FirstPro to appoint Trustees as described below, Trustees will be elected annually by resolution passed by a majority of the votes cast at a meeting by Unitholders. Trustees elected at an annual meeting will be elected for a term expiring at the subsequent annual meeting and will be eligible for re-election. A Trustee elected or appointed to fill a vacancy shall hold office for the remaining term of the Trustee he or she is succeeding. The Declaration of Trust provides with respect to

Trustees that a Trustee may be removed with or without cause by a majority of the votes cast at a meeting of Unitholders or with cause by a majority of the remaining Trustees.

The Declaration of Trust provides that:

1. FirstPro shall be entitled to appoint:

    (a) upon acquiring and for so long as FirstPro is the registered and beneficial owner of in excess of 5% of the issued and outstanding Units, one trustee to the board of Trustees;

    (b) upon acquiring and for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units, two trustees to the board of Trustees and the board of Trustees shall be limited to a maximum of eight appointees; and

    (c) Upon acquiring and for so long as FirstPro is the registered and beneficial owner of in excess of 30% of the issued and outstanding Units, three trustees to the board of Trustees of the Trust and the board of Trustees shall be limited to a maximum of nine appointees;

2. for so long as FirstPro holds in excess of 15% of the issued and outstanding Units, two (2) of the FirstPro representatives on the board of Trustees shall be appointed to the Investment Committee and such committee shall be limited to a maximum of five appointees; and

3. for so long as FirstPro holds in excess of 15% of the issued and outstanding Units, one (1) of the FirstPro representatives on the board of Trustees shall be appointed to the Compensation and Corporate Governance Committee and such committee shall be limited to a maximum of four (4) appointees;

unless the prior written consent to the contrary or a written waiver of FirstPro is obtained.

The Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interest of Calloway and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Except as expressly prohibited by law, the Trustees may grant or delegate certain of the Trustees' authority to effect the actual administration of the duties of the Trustees under the Declaration of Trust. The Trustees may grant broad discretion to a third party to administer and manage the day-to-day operations of Calloway, and to make executive decisions which conform to the general policies and general principles set forth in the Declaration of Trust or otherwise established by the Trustees.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by meetings of the Unitholders called for such purpose. Certain fundamental amendments require the approval of at least two-thirds of the votes cast by Unitholders.

The Trustees may, without the approval of or any notice to Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, including respecting its status as a "unit trust" a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for or benefit to the Unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time, including, without limiting the generality of the foregoing, amendments which may affect the Trust, the Unitholders or Annuitants (as defined in the Declaration of Trust) under a plan of which a Unitholder acts as trustee or carrier or which may permit the Trust to qualify for any status under the Tax Act which would benefit the Trust or the Unitholders;

(e) for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required), if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

(f) which, in the opinion of the Trustees, are necessary or desirable to enable the Trust to issue Units for which the purchase price is payable on an instalment basis.

Deferred Unit Plan

The Trustees have adopted a deferred unit plan (the "Deferred Unit Plan"), subject to the approval of such plan by the Unitholders and by the Toronto Stock Exchange. If such approvals are obtained, the effective date of the Deferred Unit Plan will be January 1, 2004 or such other date as the Board of Trustees may determine. The Deferred Unit Plan is administered by the Compensation Committee of the Board of Trustees.

The purpose of the Deferred Unit Plan is to promote a greater alignment of interests between the Trustees, officers and employees of Calloway and/or its subsidiaries ("Eligible Participants") and the Unitholders. Each Eligible Person is given the right to elect to be a participant (a "Participant") of the Deferred Unit Plan. An Eligible Person who elects to be a Participant shall be paid between sixty percent (60%) and one hundred percent (100%) of:

(i) in respect of a Trustee, the annual retainer paid by Calloway to that Trustee in a calendar year for service on the Board of Trustees, together with committee fees, attendance fees and additional fees and retainers to committee chairs; and

(ii) in respect of an officer or employee, the annual bonus paid by Calloway to that officer or employee in a calendar year;

(the "Elected Amount") in the form of deferred Units ("Deferred Units") in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount. The number of Deferred Units (including fractional Deferred Units) granted at any particular time pursuant to this Deferred Unit Plan will be calculated by dividing (i) two (2) times the dollar amount of the Elected Amount allocated to the Participant by (ii) the Market Value (as defined below) of a Unit on the award date. "Market Value" at any date in respect of the Units means the volume weighted average of the closing price for a board lot of all Units traded on the Toronto Stock Exchange for the ten trading days immediately preceding such date (or, if such Units are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Units are listed and posted for trading as may be selected for such purpose by the Board of Trustees). In the event that such Units are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Units as determined by the Board of Trustees in its sole discretion.

Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any Unitholder rights, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. One (1) Deferred Unit is equivalent to one (1) Unit. Fractional Units are permitted under the Deferred Unit Plan. The Deferred Units credited to a Participant's Deferred Unit account that have vested may be redeemable in whole or in part on the date in which the Participant files a written notice of redemption with Calloway (the "Redemption Date"). The Participant shall receive, within five (5) business days after the Redemption Date a whole number of Units from Calloway equal to the whole number of Deferred Units then recorded in the Participant's Deferred Unit account, net of any applicable withholding taxes. Calloway shall also make a cash payment, net of any applicable withholding taxes, to the Participant with respect to the value of fractional Deferred Units standing to the Participant's credit after the maximum number of whole Units have been issued by Calloway, calculated by multiplying (i) the number of such fractional

Deferred Units by (ii) the Market Value of such fractional Deferred Units on the Termination Date or Redemption Date, as applicable. Upon payment in full of the value of the Deferred Units, the Deferred Units shall be cancelled.

As of March 16, 2005, Calloway has 36,615,881 Units outstanding. The aggregate number of Units reserved for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 250,000, or approximately 0.7% of the currently outstanding Units of Calloway, or such greater number of Units as may be determined by the Board of Trustees and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; provided, however, that at no time shall the number of Units reserved for issuance pursuant to outstanding Deferred Units, together with the number of Units reserved for issuance pursuant to any other compensation arrangements, exceed 10% of the then outstanding Units, as calculated immediately prior to the issuance in question. To date, no Units have been issued upon the redemption of Deferred Units issued under the Deferred Unit Plan. To date, subject to receipt of regulatory and Unitholder approval to the Deferred Unit Plan, an aggregate of 50,812.871324 Deferred Units, or approximately 0.013% of the outstanding Units of Calloway as at March 16, 2005, have been issued pursuant to the Deferred Unit Plan.

Trust Unit Option Plan

The Trustees have adopted a trust unit option plan (the "Unit Option Plan") to provide long-term incentives to (i) the Trustees and employees and advisors of Calloway, or any subsidiary of Calloway, and (ii) personal holding companies or family trusts of any persons referred to in (i), all as selected by the Trustees (collectively referred to as "Eligible Persons").

Pursuant to the Unit Option Plan, the Trustees may grant options to purchase Units ("Trust Options") to Eligible Persons in respect of authorized and unissued Units, provided that initially, the maximum number of Units issuable upon exercise of such Trust Options may not exceed 562,000 Units (being approximately 2.5% of the number of issued and outstanding Units). The number of Units issuable under the Unit Option Plan may be increased on an annual basis subject to any required regulatory and Unitholder approvals. The number of Trust Options and the exercise price of the Units issuable upon exercise thereof is set by the Trustees at the time of the grant, provided that the exercise price shall not be less than the closing market price of the Units on the day immediately preceding the date of the grant of the Trust Option. Trust Options granted under the Unit Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be an Eligible Person or upon an optionee retiring, becoming permanently disabled or dying. The Trust Options will be non-transferable and non-assignable.

As at March 16, 2005, Calloway had issued options to acquire 560,000 Units under the Unit Option Plan, of which 311,600 had been exercised and 248,400 were outstanding.

Upon approval of the Deferred Unit Plan, Calloway does not intend on issuing any further options under the Unit Option Plan.

Distribution Reinvestment Plan

Calloway has adopted a Distribution Reinvestment Plan that permits eligible Unitholders to elect to reinvest monthly distributions in additional Units. The price of Units issued under the Distribution Reinvestment Plan is based on the volume weighted average price for the sale of Units on the TSX during the ten days preceding the relevant distribution date (the "Market Price"). The purchase price of Units purchased with distributions under the Distribution Reinvestment Plan is equal to 97% of the Market Price. There are no commissions or brokerage charges payable on the purchase of Units under the Distribution Reinvestment Plan.

Term of the Trust and Sale of Substantially All Assets

Calloway has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth, alive on December 4, 2001. Pursuant to the Declaration of Trust, termination of Calloway or the sale or transfer of the assets of Calloway as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of Calloway as approved by the Trustees, requires approval by at least 66 ⅔% of the votes cast at a meeting of the Unitholders.

DISTRIBUTION POLICY

The following outlines the distribution policy of Calloway as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

General

The Trust currently intends to make monthly cash distributions to Unitholders on each Distribution Date equal, on an annual basis, to approximately 90% of Distributable Income although, pursuant to the Declaration of Trust, Calloway is only required to pay or declare payable each taxation year the greater of (i) 75% of its Distributable Income; or (ii) an amount of net income and net realized capital gains of the Trust as is necessary to ensure that the Trust will not be subject to tax on its net income and net capital gains under Part I of the Tax Act. If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders. The Trust shall also distribute to Unitholders, and the Unitholders will have a right to receive, on December 31 of each year (i) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended and (ii) any excess of the income of the Trust for purposes of the Tax Act for the year then ended over distributions otherwise made for that year. Distributions of Distributable Income may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions shall be made in cash or Units pursuant to any distribution reinvestment plan adopted by the Trustees pursuant to the Declaration of Trust. Any distribution shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution, which shall be the last Business Day of the calendar month preceding the month in which the Distribution Date falls, or if such date is not a Business Day then the next following Business Day, or such other date, if any, as is fixed in accordance with the Declaration of Trust. It is expressly declared in the Declaration of Trust that a Unitholder shall have the legal right to enforce payment as of the Distribution Date of any amount which is required to be distributed to a Unitholder pursuant to the Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under the Declaration of Trust to be effected.

Distribution History

The particulars of distributions made by Calloway from November 2002, the month it declared its first distribution, to and including the period ending March 22, 2005 are as follows:

Distribution	Payment Date	Amount of Distribution	Portion of Distribution per Unit Taxable as Capital Gain	Portion of Distribution per Unit Taxable as Income
2002				
November	December 13, 2002	$0.0959 per Unit	0%	0%
December	December 31, 2002	$0.0959 per Unit	0%	0%
2003				
January	February 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
February	March 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
March	April 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
April	May 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
May	June 13, 2003	$0.0959 per Unit	12.1815%	33.0429%
June	July 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
July	August 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
August	September 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
September	October 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
October	November 14, 2003	$0.0959 per Unit	12.1815%	33.0429%
November	December 15, 2003	$0.0959 per Unit	12.1815%	33.0429%
December	December 31, 2003	$0.0959 per Unit	12.1815%	33.0429%
2004				
January	February 16, 2004	$0.0959 per Unit	0%	57.1031%
February	March 15, 2004	$0.0959 per Unit	0%	57.1031%
March	April 15, 2004	$0.0959 per Unit	0%	57.1031%
April	May 17, 2004	$0.1000 per Unit	0%	57.1031%

Distribution	Payment Date	Amount of Distribution	Portion of Distribution per Unit Taxable as Capital Gain	Portion of Distribution per Unit Taxable as Income
May	June 15, 2004	$0.1000 per Unit	0%	57.1031%
June	July 15, 2004	$0.1000 per Unit	0%	57.1031%
July	August 18, 2004	$0.1050 per Unit	0%	57.1031%
August	September 15, 2004	$0.1050 per Unit	0%	57.1031%
September	October 15, 2004	$0.1050 per Unit	0%	57.1031%
October	November 15, 2004	$0.1050 per Unit	0%	57.1031%
November	December 15, 2004	$0.1050 per Unit	0%	57.1031%
December	December 31, 2004	$0.1050 per Unit	0%	57.1031%
2005				
January	February 15, 2005	$0.1050 per Unit	(2)	(2)
February	March 15, 2005	$0.1050 per Unit	(2)	(2)
March(1)	April 15, 2005	$0.1050 per Unit	(2)	(2)

Notes:

(1) Such distribution was declared on March 22, 2005 and is payable to unitholders of record at the close of business on March 31, 2005.

(2) Taxable portion of distribution per Unit for 2005 will be determined early in 2006.

DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to the terms of the Indenture (as defined below).

Debentures

On May 14, 2004, Calloway issued Debentures in the aggregate principal amount of $55,000,000. The Debentures were issued under and pursuant to the provisions of a trust indenture (the "Indenture") dated May 14, 2004 between Calloway and Computershare Trust Company of Canada (the "Debenture Trustee"). The Debentures were limited in the aggregate principal amount to $55,000,000. Calloway may, however, from time to time, without the consent of the holders of the Debentures, issue additional or other debentures in addition to the Debentures.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. The Debentures are available for delivery in book-entry only form through the facilities of CDS. Holders of beneficial interests in the Debentures do not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances. No fractional Debentures have been or will be issued.

The Debentures bear interest from the date of issue at 6.00% per annum, which is payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2004. Interest is payable based on a 365-day year. The interest on the Debentures is payable in lawful money of Canada. At the option of Calloway, Calloway may deliver Units to the Debenture Trustee who shall sell such Units on behalf of Calloway in order to raise funds to satisfy all or any part of Calloway's obligations to pay interest on the Debentures, but, in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest otherwise payable on the Debentures.

The principal on the Debentures is payable in lawful money of Canada or, at the option of Calloway and subject to applicable regulatory approval, by payment of Units to satisfy, in whole or in part, its obligation to repay the principal amount of the Debentures, as further described under "Debentures – Payment upon Redemption or Maturity", "Debentures – Redemption and Purchase" and "Debentures – Put Right Upon a Change of Control".

The Debentures are direct obligations of Calloway and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to all other liabilities of Calloway as described under "Debentures – Subordination". The Indenture does not restrict Calloway from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness.

The Debentures are transferable, and may be presented for conversion, at the principal offices of the Debenture Trustee in Toronto, Ontario and Montreal, Quebec.

Conversion Privilege

The Debentures are convertible at the holder's option into fully-paid, non-assessable and freely-tradable Units at any time prior to 5:00 p.m. (EST) on the earlier of June 30, 2014 (the "Maturity Date") and the business day immediately preceding the date specified by Calloway for redemption of the Debentures, at a conversion price of $17.00 per Unit (the "Conversion Price") being a ratio of approximately 58.8235 Units per $1,000 principal amount of Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of Units, accrued and unpaid interest in respect thereof for the period up to, but excluding, the date of conversion from the latest interest payment date. Notwithstanding the foregoing, no Debentures may be converted during the five business days preceding June 30 and December 31 each year, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture provides for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to all or substantially all holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of Calloway in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Debentures – Payment upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. Calloway will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Units or in case of any amalgamation, consolidation or merger of Calloway with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of Calloway as, or substantially as, an entirety to any other entity, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of securities or property of Calloway, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale.

No fractional Units will be issued on any conversion of the Debentures but in lieu thereof Calloway shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment upon Redemption or Maturity

On redemption or at the Maturity Date, Calloway will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. Calloway may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, unless an Event of Default (as hereinafter defined) has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured by issuing Units, in whole or in part, to the holders of the Debentures. The number of Units to be issued will be determined by dividing the principal amount of the Debentures by 95% of the current market price of the Units on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Units will be issued to holders of Debentures but in lieu thereof

Calloway shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

The term "current market price" is defined in the Indenture to mean the weighted average trading price of the Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

Interest Payment Election

Unless an Event of Default (as defined below) has occurred and is continuing, Calloway may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely-tradable Units to the Debenture Trustee in order to raise funds to satisfy all or any part of Calloway's obligations to pay interest on the Debentures in accordance with the Indenture (the "Unit Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Units by the Debenture Trustee. The Indenture provides that, upon such election, the Debenture Trustee shall (i) accept delivery of Units from Calloway, (ii) accept bids with respect to, and consummate sales of, such Units, each as Calloway shall direct in its absolute discretion, (iii) invest the proceeds of such sales in short term Canadian Government Obligations, which mature prior to the applicable interest payment date; (iv) deliver proceeds to holders of Debentures sufficient to satisfy Calloway's interest payment obligations; and (v) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not Calloway elects to utilize the Unit Interest Payment Election.

Neither Calloway's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of Debentures not being entitled to receive on the applicable interest payment date cash in an aggregate amount equal to the interest payable on such interest payment date, or (b) entitle such holders to receive any Units in satisfaction of the interest payable on the applicable interest payment date.

Redemption and Purchase

The Debentures may not be redeemed by Calloway on or before June 30, 2008. Thereafter, but prior to June 30, 2010, the Debentures may be redeemed, in whole at any time or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided that the current market price preceding the date upon which the notice of redemption is given is at least 125% of the Conversion Price. On or after June 30, 2010 and prior to the Maturity Date, the Debentures may be redeemed by Calloway, in whole at any time or in part from time to time, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior written notice.

Calloway will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an Event of Default has occurred and is continuing, Calloway will not have the right to purchase the Debentures by private contract.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Subordination

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment, in the circumstances referred to below and more particularly as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of Calloway. "Senior Indebtedness" of Calloway is defined in the Indenture as all indebtedness of Calloway (whether outstanding as at the date of the Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be *pari passu* with, or subordinate in right of payment to, the

Debentures. The Debentures do not limit the ability of Calloway to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Calloway, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Calloway, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Calloway, all creditors entitled to Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.

The Debentures are also subordinate to claims of trade creditors of Calloway.

Put Right upon a Change of Control

Upon the occurrence of a change of control of Calloway involving the acquisition of voting control or direction over 66⅔% or more of the outstanding Units by any person or group of persons acting jointly or in concert (a "Change of Control"), each holder of Debentures may require Calloway to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, Calloway will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase.

The principal on the Debentures will be payable in lawful money of Canada or, at the option of Calloway and subject to applicable regulatory approval, by payment of Units to satisfy, in whole or in part, its obligation to repay the principal amount of the Debentures.

The Indenture contains notification provisions to the following effect that:

(a) Calloway will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of Calloway to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require Calloway to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

Calloway will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures. In certain cases, the modification will,

instead of or in addition to, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee has the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at the Maturity Date, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of Calloway under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable.

Offers for Debentures

The Indenture contains provisions to the effect that if an offer is made for the Debentures which is a takeover bid for Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures (other than Debentures held at the date of the take over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the outstanding Units (on a fully-diluted basis). The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee or the transfer agent and registrar of the Units (the "Transfer Agent") becomes aware that the beneficial owners of 49% of the Units then outstanding (on a fully-diluted basis) are, or may be, non-residents, or that such a situation is imminent, the Debenture Trustee or the Transfer Agent may make a public announcement thereof and shall not register a transfer of Debentures or Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee or the Transfer Agent determines that a majority of the outstanding Units (on a fully-diluted basis) are held by non-residents, the Debenture Trustee or the Transfer Agent may send a notice to non-resident holders of Debentures or Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Units or in such manner as the Debenture Trustee or the Transfer Agent may consider equitable and practicable, requiring them to sell their Debentures or Units or a portion thereof within a specified period of not less than 60 days. If the Debenture holders or Unitholders receiving such notice have not sold the specified number of Debentures or Units or provided the Debenture Trustee or the Transfer Agent with satisfactory evidence that they are not non residents within such period, the Debenture Trustee or the Transfer Agent may on behalf of such Debenture holder or Unitholder sell such Debentures or Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Units. Upon such sale the affected holders shall cease to be holders of Debentures or Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures or Units.

Book-entry, Delivery and Form

Debentures are issued in the form of fully-registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor, (the "Depository") as custodian for its participants. All Debentures are represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless Calloway, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies Calloway that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Calloway and the Debenture Trustee are unable to locate a qualified successor, or if Calloway elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures are effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless Calloway elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the registrar for the Debentures at its principal offices in Toronto, Ontario and Montreal, Quebec or such other city or cities as may from time to time be designated by Calloway whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer of a Debenture will be registered during the period beginning 15 days before the day of the mailing of a notice of redemption of the Debentures and ending at the close of business on the day of such mailing or during the periods commencing on any regular interest record date or special interest record date and ending on the next following interest payment date.

Payments

Payments of interest and principal on each Global Debenture are made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be that day which is the 15th day of the month preceding the month of the applicable interest payment date (or the first business day following such date if not a business day). Interest payments on Global Debentures are made by electronic funds transfer on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

Calloway understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, credits participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. Calloway also understands that payments of interest and principal by participants to the owners of beneficial interest in such Global Debenture held through such participants is governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and is the responsibility of such participants. The responsibility and liability of Calloway in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture or if required

under any applicable payment clearing system rules, or by cheque dated the interest payment date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures, at the close of business on the last business day (a business day for this purpose being a day on which banking institutions are open in the City of Toronto) of the month preceding the month of the applicable interest payment date. Payment of principal at maturity will be made at the principal office of the paying agent in the City of Toronto (or in such other city or cities as may from time to time be designated by Calloway) against surrender of the Definitive Debentures, if any. If the due date for payment of any amount of principal or interest on any Definitive Debenture is not, at the place of payment, a business day such payment will be made on the next business day and the holder of such Definitive Debenture shall not be entitled to any further interest or other payment in respect of such delay.

Reports to Holders

Calloway shall file with the Debenture Trustee, within 15 days after the filing thereof with the Ontario Securities Commission, copies of Calloway's annual report and the information, documents and other reports that Calloway is required to file with the Ontario Securities Commission and deliver to Unitholders. Notwithstanding that Calloway may not be required to remain subject to the reporting requirements of the Ontario Securities Commission, Calloway shall provide to the Debenture Trustee (a) within 90 days after the end of each fiscal year, an annual financial statement of Calloway, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of Calloway which shall, at a minimum, contain such information as is required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not Calloway has any of its securities so listed. Each of such reports will be prepared in accordance with applicable Canadian disclosure requirements and generally accepted accounting principles. Calloway will provide copies of such information, documents and reports to holders of Debentures upon request.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts executed and to be performed entirely in such Province.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Declaration of Trust provides for certain restrictions on investments, which may be made by Calloway. The assets of Calloway may be invested only in accordance with the following restrictions:

(a) the Trust will focus its acquisition activities on existing income-producing properties that are capital property of the Trust, including office, retail, industrial and mixed use properties, that are substantially leased;

(b) notwithstanding anything in the Declaration of Trust to the contrary, the Trust shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, that would result in the Trust being liable under the Tax Act to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the Tax Act, that would result in Units being foreign property for the purposes of the Tax Act or that would result in the Trust paying a tax under the registered investment provisions of the Income Tax Act imposed for exceeding certain investment limits:

(c) the Trust may invest in a joint venture arrangement only if:

(i) the arrangement is one pursuant to which the Trust holds an interest in real property jointly or in common with others ("joint venturers") either directly or through the ownership of an interest in a corporation or other entity (a "joint venture entity") as co-owners and not as partners and such

real property is capital property of the Trust and if owned through the ownership of an interest in a joint venture entity, the said real property is capital property of the joint venture entity;

(ii) the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first offer or a right of first refusal, if any, in favour of the joint venturers;

(iii) the Trust has a right of first offer or a right of first refusal to buy the interests of the other joint venturers;

(iv) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;

(v) the joint venture arrangement provides that the liability of the Trust to third parties is several based on its proportionate ownership interest of the joint venture and not joint and several, provided however, that subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and

(vi) the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof;

(d) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian bank maturing prior to one year from the date of issue, the Trust may not hold securities other than securities of a joint venture entity or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular real property or real properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in the Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

(e) except as otherwise prohibited in the Declaration of Trust, the Trust may invest in interests (including ownership and leasehold interests) in income-producing real property in Canada and the United States that is capital property of the Trust;

(f) except for the Holland Cross (which has since been disposed of) and Lloyd Mall properties, the Trust shall not acquire any single investment in real property if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

(g) the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property that is capital property of the Trust;

(h) the Trust shall not invest in operating businesses unless such investment is incidental to a transaction: (i) where the revenue will be derived, directly or indirectly, principally from real property; or (ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of real property (in each case as determined by the Trustees);

(i) the Trust shall not acquire interests in general partnerships or limited partnerships provided that the Trust may invest in a limited partnership if:

(i) the limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, leasing or managing a particular real property or real properties or interest therein;

(ii) the Trust's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof;

(iii) the Trust has a right of first offer or right of first refusal to buy the interests of the other partners; and

(iv) the Trust has received a legal opinion to the effect that the investment (a) would not result in the Trust or any registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan being liable under the Income Tax Act to pay tax imposed as a result of holdings by the Trust of foreign property as defined in the Tax Act, (b) would not disqualify the Trust as a "mutual fund trust" within the meaning of the Tax Act, and (c) would not result in the Trust losing any status under the Tax Act that is otherwise beneficial to the Trust and its Unitholders;

provided that, notwithstanding the foregoing, the Trust may from time to time enter into any limited partnership arrangement which does not comply with clauses (ii) and/or (iii) of this subparagraph (i) if the Trustees determine that the investment is desirable for the Trust and otherwise complies with the Investment Guidelines and Operating Policies in the Declaration of Trust;

(j) the Trust shall not invest in raw land for development except for properties adjacent to existing properties of the Trust for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust;

(k) the Trust may invest in mortgages or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

(i) the Real Property which is security therefor is income-producing Real Property which otherwise meets the general investment guidelines of the Trust adopted by the Trustees from time to time in accordance with this Declaration of Trust and the restrictions set out therein;

(ii) the amount of the mortgage loan is not in excess of 75% of the market value of the property securing the mortgage and the mortgage has at least 1.2X debt service coverage;

(iii) the mortgage is a first-ranking mortgage registered on title to the Real Property which is security therefor; and

(iv) the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

(l) the Trust may invest in mortgages if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of income-producing real property which would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity; and

(m) subject to paragraph (b) above, the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (d), (e), (j), and (k) above or paragraph (c) under the heading "Investment Guidelines and Operating Policies – Operating Policies".

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any

references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement. Nothing in the guidelines prohibits the Trust from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

Operating Policies

The Declaration of Trust provides that the operations and affairs of Calloway will be conducted in accordance with the following policies:

(a) the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) the Trust shall not lease or sublease to any person any real property, premises or space where that person and its Affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust;

(d) the limitation contained in paragraph (c) above shall not apply to the renewal of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed by:

  (i) the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

  (ii) any corporation, the bonds, debentures or other evidences of indebtedness of, or guaranteed by which, has received a rating from Standard & Poors of no less than AA (or equivalent from any other recognized credit rating agency) in each case, at the time the lease or sublease is entered into, or at the time other satisfactory leasing arrangements as determined by the Trustees, in their discretion, are entered into;

  (iii) a Canadian chartered bank registered under the laws of a province of Canada; or

  (iv) Wal-Mart Canada Corp. and its related associates or affiliates;

(e) except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the Trust as permitted under paragraph (j) above, the Trust shall not engage in construction or development of property except as necessary to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest;

(f) title to each real property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the Trust or a corporation or other entity wholly owned by the Trust or jointly by the Trust with joint venturers;

(g) the Trust shall not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of (i) the amount of all indebtedness secured on such real property or group of real properties and (ii) the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the market value of such real property or group of real properties (other than the renewal, extension or modification of any existing mortgage, including, on substantially similar terms or on terms more favourable to the Trust, in each such case, as determined by a majority of the Trustees);

(h) the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). This limit includes a maximum of 55% with respect to long-term indebtedness. For the purposes of this subsection, convertible debentures constitute indebtedness but do not constitute long-term indebtedness and the term "indebtedness" means (without duplication) on a consolidated basis:

(i) any obligation of the Trust for borrowed money;

(ii) any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

(iii) any obligation of the Trust issued or assumed as the deferred purchase price of property;

(iv) any capital lease obligation of the Trust; and

(v) any obligation of the type referred to in the foregoing subparagraphs of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that (a) for the purposes of subparagraphs (i) through (iv), an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (b) obligations referred to in subparagraphs (i) and (iii) exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising the ordinary course of business; and (c) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

(i) generally, debt aggregating no more than 15% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) shall be at floating interest rates or have a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

(j) the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly-owned by the Trust or jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in the Investment Guidelines and Operating Policies of the Declaration of Trust, and, where such mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

(k) the Trust shall obtain an independent appraisal of each property that it acquires;

(l) the Trust will not issue additional Units unless the Trustees consider that, based upon the market price of the Units prevailing at such time, the issuance of such Units would not be expected to result in a yield to Unitholders over the ensuing 24 month period which is less than the current yield to Unitholders;

(m) the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

(n) the Trust shall have conducted a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the Trust shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time.

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture.

All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the Trust.

BORROWING

The Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of Gross Book Value (65% if convertible debentures are outstanding). This limit includes a maximum of 55% with respect to long-term indebtedness. For the purposes of this restriction, convertible debentures constitute indebtedness but do not constitute long-term indebtedness and the term "indebtedness" means (without duplication) on a consolidated basis:

(a) any obligation of the Trust for borrowed money;

(b) any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

(c) any obligation of the Trust issued or assumed as the deferred purchase price of property;

(d) any capital lease obligation of the Trust; and

(e) any obligation of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that: (i) an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (ii) obligations exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising in the ordinary course of business; and (iii) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding.

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME

Units

The Units of the Trust are listed and posted for trading on the TSX under the trading symbol "CWT".

The following table sets forth the reported high and low sales prices and the trading volumes as reported by the TSX for the periods indicated:

	Price Range		
	High	Low	Trading Volume
2002			
November[1]	$9.95	$9.25	1,268,434
December	$9.92	$9.51	373,161
Total for Period			**1,641,595**
2003			
January	$9.95	$9.54	121,759
February	$9.75	$9.30	90,270
March	$9.75	$9.00	114,567
April	$9.45	$9.15	145,485
May	$9.57	$9.17	125,309
June	$10.09	$9.50	286,976
July	$10.00	$9.85	307,660
August	$10.66	$9.84	440,186
September	$11.25	$10.61	897,546
October	$11.72	$10.85	478,739
November	$13.63	$11.20	606,718
December	$14.08	$13.20	491,792
Total for Period			**4,107,007**
2004			
January	$14.55	$13.55	1,589,902
February	$16.43	$14.20	3,863,016
March	$17.09	$15.92	2,500,920
April	$16.75	$14.00	2,029,757
May	$14.90	$13.16	2,141,452
June	$14.95	$14.50	1,302,724
July	$15.38	$14.68	1,068,254
August	$16.48	$15.20	2,978,741
September	$17.28	$16.15	1,931,801
October	$17.84	$16.61	1,319,910
November	$18.40	$17.20	1,597,998
December	$19.10	$17.85	986,837
Total for Period			**23,311,312**
2005			
January	$19.22	$18.09	1,098,187
February	$19.63	$18.80	993,582
Total for Period			**2,091,769**

Note:
(1) The Units commenced trading on the TSX on November 4, 2002.

Debentures

The Debentures of the Trust are listed and posted for trading on the TSX under the trading symbol "CWT.DB".

The following table sets forth the reported high and low sales prices and the volume traded and value traded as reported by the TSX for the periods indicated:

	Price Range			
	High	Low	Volume Traded	Value Traded
2004				
May [(1)]	$98.50	$92.50	78,680	$7,491,494.50
June	$97.00	$93.52	35,860	$3,429,961.00
July	$98.50	$94.01	23,050	$2,217,066.70
August	$99.75	$97.25	25,570	$2,515,717.70
September	$102.00	$97.60	55,560	$5,548,731.50
October	$104.99	$100.25	51,190	$5,251,988.80
November	$108.25	$102.00	67,840	$7,123,918.80
December	$112.96	$103.71	121,600	$13,412,868.90
Total for Period			**459,350**	**$46,991,747.90**
2005				
January	$113.99	$104.85	44,360	$4,837,927.50
February	$115.38	$108.41	30,820	$3,480,901.50
Total for Period			**75,180**	**$8,318,829.00**

Note:
(1) The Debentures commenced trading on the TSX on May 14, 2004.

RISK FACTORS

An investment in the Units involves a number of risks. In addition to the other information contained in this annual information form, Unitholders should give careful consideration to the following factors:

Potential Volatility of Unit Prices

The price for the Units could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, the gain or loss of significant properties, changes in income estimates by analysts and market conditions in the industry, as well as general economic conditions or other risk factors set out herein. In addition, stock markets have experienced volatility that has affected the market prices for many companies' stock and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Units.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to the underlying value of Calloway's real estate assets.

One of the factors that may influence the market price of the Units is market interest rates relative to the monthly cash distributions of Calloway to the Unitholders. An increase in market interest rates or a decrease in monthly cash distributions by Calloway could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of Calloway.

Real Property Ownership

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors. The nature of real property ownership involves competing against other landlords that may have greater expertise than Calloway.

The value of real property and any improvements thereto may also depend on the credit and financial stability of the tenants and upon the vacancy rates of Calloway's portfolio of income producing properties. Calloway's Distributable Income would be adversely affected if a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which Calloway has an interest were not able to be leased on economically favourable lease terms. In addition, the Distributable Income of Calloway would be adversely affected by

increased vacancies in Calloway's portfolio of income producing properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to Calloway than the existing lease. In the event of default by a tenant, delays or limitations in enforcing rights as lessor may be experienced and substantial costs in protecting Calloway's investment may be incurred. Furthermore, at any time, a tenant of any of Calloway's properties may seek the protection of bankruptcy, insolvency or similar laws that could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available to Calloway. The ability to rent unleased space in the properties in which Calloway has an interest will be affected by many factors. Costs may be incurred in making improvements or repairs to property. The failure to rent unleased space on a timely basis or at all would likely have an adverse effect on Calloway's financial condition.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If Calloway is unable to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or sale.

Real property investments tend to be relatively illiquid with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. If Calloway were to be required to liquidate its real property investments, the proceeds to Calloway might be significantly less than the aggregate carrying value of its properties.

Calloway will be subject to the risks associated with debt financing on its properties and it may not be able to refinance its properties on terms that are as favourable as the terms of existing indebtedness. In order to minimize this risk, Calloway attempts to appropriately structure the timing of the renewal of significant tenant leases on the properties in relation to the time at which mortgage indebtedness on such properties becomes due for refinancing.

Calloway, as a result of recent acquisitions, has become increasingly reliant on the retail shopping centre market in general and on Wal-Mart in particular in meeting its financial targets. Significant deterioration of the retail shopping centre market in general or the financial health of Wal-Mart in particular could have an adverse effect on Calloway's business, financial condition or results of operations.

Availability of Cash Flow

Distributable Income may exceed actual cash available from time to time because of items such as principal repayments, tenant allowances, leasing commissions and capital expenditures and redemption of Units, if any. Calloway may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. Calloway anticipates temporarily funding such items, if necessary, through an operating line of credit in expectation of refinancing long-term debt on its maturity.

General Uninsured Losses

Calloway carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks, generally of a catastrophic nature, such as wars or environmental contamination, which are either uninsurable or not insurable on an economically viable basis. Calloway has insurance for earthquake risks, subject to certain policy limits, deductibles and self-insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Calloway could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but Calloway would continue to be obliged to repay any recourse mortgage indebtedness on such properties.

Development Risk

Calloway will have the obligation under the purchase agreements for the Partnership Properties, and agreements contemplated thereby, to acquire additional retail developments to be undertaken by the Partnership on those properties for 85% of the aggregate of the value of the relevant undeveloped lands and the construction loan associated with these additional developments under certain circumstances. As a result of the operation of these contractual provisions, Calloway could have the obligation to acquire these additional developments prior to completion of same and/or prior to the tenant

commencing payment of rent. Any such acquisition could have an adverse effect on Calloway's business, financial condition or results of operation.

Future Property Acquisitions

Calloway's success depends in large part on identifying suitable acquisition and development opportunities, pursuing such opportunities, consummating acquisitions and acquiring developments, and effectively operating the properties it acquires. If Calloway is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected.

Environmental Matters

As an owner of real property, Calloway will be subject to various federal, provincial, territorial and municipal laws relating to environmental matters. Such laws provide that Calloway could be liable for the costs of removal of certain hazardous substances and remediation of certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect Calloway's ability to sell such real estate or to borrow using such real estate as collateral and could potentially also result in claims against Calloway. Calloway is not aware of any material non-compliance with environmental laws at any of its properties. Calloway is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any pending or threatened claims relating to environmental conditions at its properties. Calloway has policies and procedures to review and monitor environmental exposure. It is Calloway's operating policy to obtain a Phase I environmental assessment and (if recommended in the Phase I environmental assessment) a Phase II environmental assessment, each of which are to be conducted by an independent and experienced environmental consultant prior to acquiring a property.

Calloway will make the necessary capital and operating expenditures to ensure compliance with environmental laws and regulations. Although there can be no assurances, Calloway does not believe that costs relating to environmental matters will have a material adverse effect on Calloway's business, financial condition or results of operations. However, environmental laws and regulations can change and Calloway may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on Calloway's business, financial condition or results of operation.

Land Leases

To the extent the properties in which Calloway has or will have an interest are located on leased land, the land leases may be subject to periodic rate resets that may fluctuate and may result in significant rental rate adjustments. The land lease for the Airtech Centre property expires on December 31, 2011 with a ten year renewal option and has an adjustment provision to amend the land rent on a five year basis. The land lease for the London Argyle Mall property expires in October 2038. Calloway has an option to buy the London Argyle Mall property for $10,000,000 at the expiry of the lease term.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If Calloway ceases to qualify as a "mutual fund trust" or "registered investment" under the Tax Act, the income tax considerations for Unitholders would be materially and adversely different in certain respects, including that Units may cease to be qualified investments for Plans and may become foreign property for Plans and other tax-exempt entities. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The Declaration of Trust of Calloway provides that a sufficient amount of Calloway's net income and net realized capital gains will be distributed each year to Unitholders or otherwise in order to eliminate Calloway's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of Calloway in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.

The extent to which distributions will be tax deferred in the future will depend in part on the extent to which Calloway is able to deduct capital cost allowance relating to properties directly held by Calloway.

Debt Financing

As at March 11, 2005, Calloway had outstanding indebtedness of approximately $681 million, of which approximately $156 million is principal payments and debt maturing prior to January 1, 2010. In addition, approximately 2% of Calloway's indebtedness, as a percentage of Gross Book Value, is variable rate debt as at March 11, 2005. See "Overview of the Property Portfolio - Financing".

The ability of Calloway to make cash distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing its indebtedness. The degree to which Calloway is leveraged could have important consequences to the holders of the Units, including: that Calloway's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; that a significant portion of Calloway's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations and distributions; that certain of Calloway's borrowings may be at variable rates of interest, which exposes it to the risk of increased interest rates; and that Calloway may be vulnerable to economic downturns including Calloway's ability to retain and attract tenants. Also, there can be no assurance that Calloway will continue to generate sufficient cash flow from operations to meet required interest and principal payments. Further, Calloway is subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such financing may not be as favourable as the terms of its existing indebtedness. These factors may adversely affect Calloway's cash distributions.

Calloway's various credit facilities provide first charge security interests on most of the properties in its portfolio of income producing properties, to the various lenders. These credit facilities contain numerous terms and covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of Calloway to create liens or other encumbrances, to pay distributions on its Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facilities contain a number of financial covenants that require Calloway to meet certain financial ratios and financial condition tests. For example, certain of Calloway's loans require specific loan to value and debt service coverage ratios which must be maintained by Calloway. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a reduction or termination of distributions by Calloway and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities were to be accelerated, there can be no assurance that the assets of Calloway would be sufficient to repay in full that indebtedness.

Unitholder Liability

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force. This act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Calloway. The legislation provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustees that arises after the legislation comes into effect.

Further, the Declaration of Trust provides that no Unitholder will be subject to any liability in connection with Calloway or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Calloway's assets. Pursuant to the Declaration of Trust, Calloway will reimburse each Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of any payment of a Calloway obligation by a Unitholder.

Further, the Declaration of Trust provides that written instruments signed by or on behalf of Calloway shall, if practicable, contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of Calloway to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Calloway (to the extent that claims are not satisfied by Calloway) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of Calloway will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against Calloway including by obtaining appropriate insurance, where available, for the operations of Calloway and having written agreements signed by or on behalf of Calloway include a provision that such obligations are not binding upon Unitholders personally.

However, in conducting its affairs, Calloway will be acquiring, and has acquired, real property investments subject to existing contractual obligations, including obligations under mortgages and leases. The Trustees will use all reasonable efforts to have any such obligations under mortgages on its properties and material contracts, other than leases, modified so as not to have such obligations binding upon any of the Unitholders or annuitants personally. However, Calloway may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by Calloway, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of Calloway where the liability is not disavowed as described above.

Nature of Units

Securities such as the Units share certain, though not all, attributes common to shares of a company. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporations Act* (Canada) and are not insured under the provisions of the Act or any other legislation.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that the Trustees and executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing.

The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities.

The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions and refrain from voting. Kevin Pshebniski has disclosed in writing that, as a President of Hopewell Development Corporation, a Calgary based real estate developer with which Calloway has entered into a development agreement, he will be interested in any contract or transaction, or proposed contract or transaction, with that company and its affiliates. David Calnan is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Simon Nyilassy is the Executive Vice President Finance and Treasury of FirstPro, and will be interested in any contract or transaction or proposed contract or transaction, with FirstPro and its affiliates. Michael Young provides consulting services to Calloway in consideration for a fee calculated as between 10 and 15 basis points multiplied by the amount raised by Calloway in any public financing.

Capital Requirements

Calloway accesses the capital markets from time-to-time. If Calloway were to be unable to raise additional funds through the issuance of debt, equity or equity-related securities, certain of its acquisition or development activities may be curtailed. Furthermore, Calloway may not be able to raise additional funds on favourable terms.

Dilution

Calloway is authorized to issue an unlimited number of Units. Any issuance of Units may have a dilutive effect on existing Unitholders.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. Investors who are not prepared to rely on this management should not invest in Units. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

Trustees

The Trustees, with the exception of J. Michael Storey, will not devote their full time and attention to the affairs of Calloway. In addition, FirstPro has the ability to appoint members to the board of Trustees and certain committees of the board of Trustees disproportionate to their relative percentage ownership in Trust Units. See "Declaration of Trust and Description of Units - Trustees".

MANAGEMENT OF CALLOWAY

General

An experienced and capable executive management team provides strategic direction to Calloway, subject to the supervision of the board of Trustees. Members of the executive management team have an extensive understanding of the commercial real estate industry in Calloway's target markets. The executive management of Calloway seeks to achieve and maintain geographic asset diversity, staggered lease maturities, staggered debt maturities, reasonable asset leverage, strong tenant covenants, high occupancy rates with contractual rental rate increases and appropriate capital improvement and redevelopment programs. All of Calloway's investments are subject to specific investment guidelines and the operations of Calloway are subject to specific operating policies. See "Investment Guidelines and Operating Policies".

Trustees of Calloway

The following table sets forth the name, municipality of residence, office held with Calloway, experience and principal occupation during at least the last five (5) years and the approximate number of Units beneficially owned or controlled as of March 17, 2005 of each of the current Trustees of Calloway:

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
J. Michael Storey .... Calgary, Alberta	President, Chief Executive Officer and Trustee	President, Chief Executive Officer and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001. President, Chief Executive Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Vice-President, Corporate Development at Princeton Developments Limited from November 2001 to April 2002. Commercial Leasing and Investment Sales with J.J. Barnicke Calgary Ltd. from April 1997 to October 1999. General Manager with Stewart Green Properties from 1991 to April 1997. Finance, Leasing and Property Management with Oxford Properties from 1985 to 1991. Prior thereto, employed with the Bank of Nova Scotia's corporate real estate group. President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present. Masters of Business Administration Degree from the University of British Columbia in 1984. Mechanical Engineering Degree from the University of Washington in 1981. All of the forgoing positions related directly to the real estate business. With the exception of Calloway Properties Inc., none of the past positions involved an affiliate of Calloway. All of the forgoing continue to carry on business with the exception of Stewart Green Properties.	137,311

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
David M. Calnan [(2)] .... Calgary, Alberta	Secretary and Trustee	Partner of Shea Nerland Calnan, Barristers and Solicitors, from 1990 to present. Secretary and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Secretary, Chief Financial Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Currently a director of each of Badger Income Fund, a utility services income trust listed on The Toronto Stock Exchange (March 2004 to present), Ripper Oil and Gas Inc., an oil and gas company listed on the TSX Venture Exchange (October 2000 to present), Rocky Old Man Energy Inc., an oil and gas company listed on the TSX Venture Exchange (June 2001 to present) and IMC2 Corporation, a capital pool company listed on the TSX Venture Exchange (March 2004 to present).	195,175
Jamie M. McVicar [(1)(3)] .... Canmore, Alberta	Trustee	Chief Financial Officer at Devonian Properties Ltd. from October 2000 to present. President of Newell Post Developments Ltd. from June 1998 to June 2000. Legal counsel for Oxford Development Group from 1988 to June 1998. Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002.	45,000
Kevin B. Pshebniski [(1)(2)] .... Calgary, Alberta	Trustee	Vice President with Hopewell Group of Companies from January 1996 to September 1997. Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998. President of Hopewell Development Corporation from September 1998 to present. Vice President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present. Director of ST Systems Corp., a technology company which was listed on the TSX Venture Exchange, since 1996. Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002.	57,273
Ken Delf [(2)(3)] .... Calgary, Alberta	Trustee	President of several private commercial real estate development and investment companies based in Calgary, Alberta including Project 58 Inc. since 1990, Vista Square Inc. since 1995, Stonepines, Inc. since 1998 and 221-239 Tenth Avenue Inc. since 2001. Also, President of Delf Holdings Inc., a commercial real estate development and investment company based in Arizona. Masters of Business Administration Degree from the Richard Ivey School of Business at the University of Western Ontario in 1969. Bachelor of Arts Degree from the University of Calgary in 1967. Trustee of Calloway Real Estate Investment Trust since September 24, 2002.	4,500
David Carpenter [(1)(3)] .... Lethbridge, Alberta	Trustee	Mayor of Lethbridge, Alberta from 1986 to 2001. Alberta representative on the board of the Federation of Canadian Municipalities from 1999 to 2000. Fellow of the Institute of Chartered Accountants since 1989. Former publisher of several Western Canadian newspapers. Chairman of the board of WCB-Alberta. Trustee of Calloway Real Estate Investment Trust since July 2003.	177,500

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
Simon Nyilassy [2][3] .... Toronto, Ontario	Trustee	Executive Vice-President Finance and Treasury of FirstPro Shopping Centres group of companies commencing from November 2000 to present. Prior to that Mr. Nyilassy was a finance consultant from August 1998 to November 2000. Trustee of Calloway Real Estate Investment Trust since November 6, 2003.	17,500
Michael Young [3][4]	Trustee	President of Quadrant Capital Partners, a private real estate investment firm with offices in Toronto and Dallas since November 2003. From 1994 through October 2003, Managing Director and Head of Real Estate Investment Banking for CIBC World Markets. Mr. Young was appointed Global Head of Real Estate for CIBC World Markets in 1997. Mr. Young also serves as a trustee of Boardwalk Real Estate Investment Trust, a trustee of IPC U.S. Income REIT and a director of Brookfield Homes Corporation. Trustee of Calloway Real Estate Investment Trust since November 11, 2003.	350,000
Aladin Mawani [1][2] .... Toronto, Ontario	Trustee	Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the University of Toronto. He is a member of the Financial Executives Institute and is a trustee of IPC US Real Estate Investment Trust and Boardwalk Real Estate Investment Trust.	Nil

Notes:

(1) Member of the Audit Committee.
(2) Member of the Investment Committee.
(3) Member of Compensation, Nominating and Governance Committee.
(4) Mr. Young has been retained by Calloway as a consultant to provide services connected to financing activities of Calloway.

Executive Officers

The following table sets forth the name, municipality of residence, office held, the experience and principal occupation for at least the last five years and the approximate number of Units beneficially owned or controlled as of March 17, 2005 of each of the executive officers of Calloway:

Name and Municipality Of Residence	Age	Position with the Trust	Principal Occupation	Units Beneficially Owned or Controlled
J. Michael Storey .... Calgary, Alberta	47	President, Chief Executive Officer and a Trustee	President, Chief Executive Officer and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001. President, Chief Executive Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Vice-President, Corporate Development at Princeton Developments Limited from November 2001 to	137,311

Name and Municipality Of Residence	Age	Position with the Trust	Principal Occupation	Units Beneficially Owned or Controlled
			April 2002. Commercial Leasing and Investment Sales with J.J. Barnicke Calgary Ltd. from April 1997 to October 1999. General Manager with Stewart Green Properties from 1991 to April 1997. Finance, Leasing and Property Management with Oxford Properties from 1985 to 1991. Prior thereto, employed with the Bank of Nova Scotia's corporate real estate group. President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present. Masters of Business Administration Degree from the University of British Columbia in 1984. Mechanical Engineering Degree from the University of Washington in 1981. All of the forgoing positions related directly to the real estate business.	
Mark A. Suchan .... Calgary, Alberta	46	Chief Financial Officer	Chief Financial Officer of Calloway Real Estate Investment Trust since July 2, 2002. Vice President Finance or Controller with Hopewell Development Corporation, a real estate development company, from May 1996 to April 2003. Business consultant from August 1995 to April 1996. Prior thereto, employed with Price Waterhouse's financial advisory services group from July 1988 to August 1995. Chartered Accountant designation in 1984. Bachelor of Commerce from the University of Saskatchewan in 1980.	68,158
Keith McRae .... Calgary, Alberta	33	Director of Operations	Director of Operations of Calloway Real Estate Investment Trust since February 1, 2002. Prior thereto, employed with J.J. Barnicke Calgary Ltd., in investment sales from June of 2000. Prior thereto, employed with Torode Realty of Edmonton, Alberta in investment sales. Masters of Business Administration Degree from the Richard Ivey School of Business at the University of Western Ontario in 1999. Bachelor of Commerce Degree from the University of Alberta in 1993. Each position was in the real estate business.	36,325

As of March 17, 2005, the Trustees and executive officers of Calloway, as a group, beneficially owned or controlled, directly and indirectly, 1,088,742 Units of Calloway, which represented approximately 3% of the issued and outstanding Units of Calloway.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, to the best of the knowledge of management of the Trust, no person or company who is a Trustee or executive officer of the Trust, or a person or company that is the direct or indirect owner of, or who exercises control or direction over, a sufficient number of Units of the Trust so as to materially affect the control of the Trust:

(a) is, as at the date of this annual information form or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company, that:

(i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Sable Technologies, Inc., a California based company of which Kevin Pshebniski was a director, filed bankruptcy protection documentation in California on August 12, 2001. Kevin Pshebniski was a director of Sable Technologies, Inc. at the time. Bramalea Limited, a company of which Simon Nyilassy was Senior Vice-President, Finance, filed for bankruptcy protection in 1995.

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on Calloway. Given that the Trustees are engaged in a wide range of real estate and other business activities, the Declaration of Trust contains provisions, similar to those contained in the Canada Business Corporations Act, that require each Trustee to disclose to Calloway any interest in a material contract or transaction or proposed material contract or transaction with Calloway (including a contract or transaction involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with Calloway. Such disclosure is required to be made at the first meeting at which a proposed contract or transaction is considered. In the event that a material contract or transaction or proposed material contract or transaction is one that in the ordinary course would not require approval by the Trustees, a Trustee is required to disclose in writing to Calloway or request to have entered into the minutes of the meeting of the Trustees the nature and extent of his or her interest forthwith after the Trustee becomes aware of the contract or transaction or proposed contract or transaction. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to his or her remuneration as a Trustee, officer, employee or agent of Calloway or one for indemnity under the provisions of the Declaration of Trust or liability insurance. Kevin Pshebniski has disclosed in writing that, as a President of Hopewell Development Corporation, a Calgary based real estate developer with which Calgary has entered into a development agreement, he will be interested in any contract or transaction, or proposed contract or transaction, with that company and its affiliates. David Calnan is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Simon Nyilassy is the Executive Vice President Finance and Treasury of FirstPro, and will be interested in any contract or transaction or proposed contract or transaction, with FirstPro and its affiliates. Michael Young provides consulting services to Calloway in consideration for a fee calculated as between 10 and 15 basis points multiplied by the amount raised by Calloway in any public financing.

OPERATION OF THE PROPERTY PORTFOLIO

Leasing Function

Calloway has developed a leasing strategy for each property reflecting the nature of the property, its position within the local marketplace, prevailing and forecast economic conditions and the state of the local real estate market and status of existing tenancies. To implement this strategy, Calloway utilizes and coordinates with the brokerage leasing community and retains appropriate agents on a best-in-class basis for each of the assets. Management expects that this strategy will maximize expansion and renewal opportunities and will involve aggressive, proactive leasing programs.

Property Management Function

The property management function for the Property Portfolio is provided by FirstPro, HRESI, Landmark and internally by Calloway.

FirstPro manages the FirstPro Properties and the Partnership Properties pursuant to the FirstPro Management Agreements and the Sarnia and Anjou properties acquired in 2005 from third parties.

The FirstPro Management Agreements for the FirstPro Properties include:

(a) leasing fees equal to $3.00 per square foot on new leases entered into with respect to the FirstPro Properties and $1.00 per square foot for lease renewals, inclusive of outside leasing agent fees;

(b) property management fees equal to 3% of gross rental revenues;

(c) financing fees equal to 0.5% of any new third party financing where FirstPro is requested to act in this capacity, in which case this fee is inclusive of outside mortgage broker fees;

(d) disposition fees equal to 2% of gross proceeds of any disposition; and

(e) a term of five years, renewable, at the option of FirstPro, for a further five year term.

FirstPro manages the Partnership Properties pursuant to the FirstPro Management Agreements. The FirstPro Management Agreements for the Partnership Properties include:

(a) leasing fees equal to $3.00 per square foot on new leases entered into with respect to the Partnership Properties and $1.00 per square foot for lease renewals, inclusive of outside leasing agent fees;

(b) property management fees equal to 2.5% of net rental revenue plus the administration fees paid by tenants under relevant leases; and

(c) a term of five years, renewable, at the option of FirstPro, for a further five year term.

HRESI provides property management services for certain multi-tenant assets in Alberta, British Columbia and Ontario. The property management team at HRESI currently manages 1.5 million square feet of commercial real estate in these provinces and have over 75 years of experience in managing retail, industrial and office properties. HRESI is responsible for the provision to Calloway of property management services for the following properties within the Property Portfolio pursuant to the Hopewell Management Agreements:

- Airtech Centre, Vancouver, British Columbia;
- Canadian Commercial Centre, Calgary, Alberta;
- British Colonial Building, Toronto, Ontario;

- Collingwood Plaza, Calgary, Alberta; and
- Crowchild Centre, Calgary, Alberta.

In connection with the provision of its services to Calloway, HRESI is entitled to a fee for each fiscal year during the first three years of the Hopewell Management Agreements in an amount equal to the lesser of (i) 3.0% of the aggregate of gross rentals payable and received from the HRESI managed properties during such year; and (ii) the actual annual recovery from the tenants under their leases for management and administrative fees, charges, expenses and penalties. For lease renewals, HRESI is entitled to a leasing fee equal to one half of the industry standard leasing fees.

The Hopewell Management Agreements have an initial term of three years and will automatically be renewed for successive one year renewal terms, unless otherwise terminated in accordance with the Hopewell Management Agreements. After the initial term, the Hopewell Management Agreements may be terminated by either party on 90 days notice.

Calloway has entered into a property management contract with Landmark with respect to Namao Centre, a retail centre located in Edmonton, Alberta. The contract is for a one year term and is on market terms.

Calloway has determined that it is cost effective to internally manage Lloyd Mall located in Lloydminster, Alberta, the Ecco Building and the Gesco Warehouse in Calgary, Alberta and the three light industrial properties in Winnipeg, Manitoba. Calloway's management team has, in the aggregate, over 40 years of combined experience in lease negotiation, building improvements and property supervision.

Calloway intends to internalize the property management function for all of its properties either directly or through a wholly-owned subsidiary when it is cost effective to do so.

Environmental Policy

Calloway will endeavour to ensure that the Property Portfolio is managed in compliance with all applicable environmental laws and regulations and has adopted and implement rules, standards and procedures to deal with all applicable environmental issues for each asset in the Property Portfolio. Calloway's operating policy requires it to obtain a Phase 1 environmental assessment conducted by an independent and experienced environmental consultant prior to acquiring a property.

LEGAL PROCEEDINGS

Calloway has not been, nor is presently involved in, any legal proceedings material to it and insofar as it is aware, no such proceedings are contemplated.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar for the Units.

MATERIAL CONTRACTS

There are no contracts, other than contracts entered into in the ordinary course of business, that are material to Calloway that were entered into within the most recently completed financial period, or before the most recently completed financial period but that are still in effect, other than set out below:

(a) The Purchase and Sale Agreement dated April 13, 2004 between Calloway as purchaser, the Partnership as vendor and First Professional Group Inc. as manager for the acquisition by Calloway of the Partnership Properties III. See "Calloway Real Estate Investment Trust - Acquisitions, Dispositions and Loans" for further details.

(b) The Trust Indenture dated as of May 14, 2004 between Calloway and Computershare Trust Company of Canada as trustee providing for the issuance of the Debentures. See "Debentures".

(c) An Agreement of Purchase and Sale Agreement dated October 13, 2004 between Calloway as purchaser, the Partnership as vendor and First Professional Group Inc. as manager for the acquisition by Calloway of the Partnership Properties III. See "Calloway Real Estate Investment Trust - Acquisitions, Dispositions and Loans" for further details.

(d) An Agreement of Purchase and Sale Agreement dated October 13, 2004 between Calloway as purchaser, the Co-ownership as vendor and First Professional Group Inc. as manager for the acquisition by Calloway of the Co-ownership Properties. See "Calloway Real Estate Investment Trust - Acquisitions, Dispositions and Loans" for further details.

INTERESTS OF EXPERTS

The Trust's auditors are Kenway Mack Slusarchuk Stewart LLP, of Calgary, Alberta. The Trust's consolidated annual financial statements for the year ended December 31, 2004 have been filed under National Instrument 51-102 in reliance on the report of Kenway Mack Slusarchuk Stewart LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of March 2, 2005, the partners and employees of Kenway Mack Slusarchuk Stewart LLP as a group did not beneficially own, directly or indirectly, any of the Trust's outstanding securities.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

Audit Committee Composition and Background

The Audit Committee consists of David Carpenter (chair), Aladin Mawani, Jamie McVicar and Kevin Pshebniski. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

David Carpenter – Mr. Carpenter served as mayor of Lethbridge, Alberta from 1986 to 2001. Mr. Carpenter was the Alberta representative on the board of the Federation of Canadian Municipalities from 1999 to 2000. Mr. Carpenter has been a Fellow of the Institute of Chartered Accountants since 1989. Mr. Carpenter acts as Chairman of the board of WCB-Alberta and is the former publisher of several Western Canadian newspapers.

Aladin Mawani – Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the University of Toronto. He is a member of the Financial Executives Institute and is a trustee of IPC US Real Estate Investment Trust and Boardwalk Real Estate Investment Trust.

Jamie McVicar – Mr. McVicar has been the Chief Financial Officer at Devonian Properties Ltd. since October 2000. Mr. McVicar was the President of Newell Post Developments Ltd. from June 1998 to June 2000. Mr. McVicar also acted as legal counsel for Oxford Development Group from 1988 to June 1998.

Kevin Pshebniski – Mr. Pshebniski was the Vice President with Hopewell Group of Companies from January 1996 to September 1997, Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998 and is currently the President of Hopewell Development Corporation. Mr. Pshebniski has also been the Vice President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve all non-audit services to be provided to the Trust or its subsidiary entities by its external auditors or the external auditors of the Trust's subsidiary entities.

External Auditor Service Fees

The aggregate amounts paid or accrued by the Trust with respect to fees payable to Kenway Mack Slusarchuk Stewart LLP, the auditors of the Trust, for audit (including separate audits of subsidiary entities, financings and regulatory reporting requirements), audit-related, tax and other services in the fiscal years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Audit fees [1]	$129,800	$46,050
Audit-related fees[2]	$66,050	$13,250
Tax fees[3]	$12,100	$18,350
All other fees[4]	$169,150	$64,300
TOTAL	$377,100	$141,950

Notes:

(1) "Audit fees" include the aggregate professional fees paid to Kenway Mack Slusarchuk Stewart LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.

(2) "Audit-related fees" include the aggregate fees paid to Kenway Mack Slusarchuk Stewart LLP for services related to the audit services, including namely review of quarterly financial statements and management's discussion and analysis thereon, audit of property common area costs, advise on audit committee charter and consultations regarding financial reporting and accounting standards.

(3) "Tax fees" include the aggregate fees paid to Kenway Mack Slusarchuk Stewart LLP for tax compliance, tax advice, tax planning and advisory services, including namely preparation of tax returns, deferred unit plan considerations and sales tax assistance.

(4) "All other fees" include the aggregate fees paid to Kenway Mack Slusarchuk Stewart LLP for all other services other than those presented in the categories of audit fees, audit-related fees and tax fees, including namely assistance with management information circulars and prospectuses, service related to underwriter's due diligence and assistance to legal counsel for applications for relief to securities commissions.

The Audit Committee of the Trust considered and agreed that the above fees are compatible with maintaining the independence of the Trust's auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Trust by Kenway Mack Slusarchuk Stewart LLP and in such case, only with the prior approval of the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.

Additional information, including trustees', directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Trust's Information Circular for its most recent meeting of Unitholders which involved the election of Trustees.

Additional financial information is provided in the Trust's consolidated financial statements and management discussion and analysis for its most recently completed financial year.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

I. The Board of Trustees' Mandate for the Audit Committee

1. **The Board of Trustees** (the "Board") bears responsibility for the stewardship of Calloway Real Estate Investment Trust (the "Trust"). To discharge that responsibility, the Board supervises the management of the business and affairs of the Trust. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Trust's business and affairs.

Financial reporting and disclosure by the Trust constitutes a significant aspect of the management of the Trust's business and affairs.

The objective of the Board's monitoring of the Trust's financial reporting and disclosure (the "Financial Reporting Objective") is to gain reasonable assurance of the following:

a) that the Trust complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;

b) that the accounting principles, significant judgements and disclosures which underlie or are incorporated in the Trust's financial statements are the most appropriate in the prevailing circumstances;

c) that the Trust's quarterly and annual financial statements are accurate and present fairly the Trust's financial position and performance in accordance with generally accepted accounting principles; and

d) that appropriate information concerning the financial position and performance of the Trust is disseminated to the public in a timely manner.

The Board is of the view that the Financial Reporting Objective cannot be reliably met unless the following activities (the "Fundamental Activities") are conducted effectively:

a) the Trust's accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Trust's financial transactions;

b) the Trust's internal financial controls are regularly assessed for effectiveness and efficiency;

c) the Trust's quarterly and annual financial statements are properly prepared by management;

d) the Trust's quarterly and annual financial statements are reported on by an external auditor appointed by the unitholders of the Trust; and

e) the financial components of the Trust's Disclosure Policy are complied with by management and the Board.

To assist the Board in it's monitoring of the Trust's financial reporting and disclosure, the Board hereby acknowledges the existence of, a committee of the Board known as the Audit Committee (the "Committee"), as established in the Declaration of Trust (the "Declaration"). The Committee shall develop for the Board's approval a Charter which, amongst other things, will describe the activities in which the Committee will engage to operationalize the powers delegated to it in the Declaration, for the purpose of gaining reasonable assurance that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met.

2. Composition of the Committee

a) The Committee shall be appointed annually by the Board and consist of not less than three (3) members from among the Trustees of the Trust, each of whom shall be an independent trustee and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her objective judgement as a member of the Committee. Officers of the Trust including the Chairman of the Board, may not serve as members of the Audit Committee.

b) The Board shall designate the Chairman of the Committee.

3. Reliance on Experts

In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be entitled to rely in good faith upon:

a) financial statements of the Trust represented to him or her, by an officer of the Trust or in a written report of the external auditors, to present fairly the financial position of the Trust in accordance with Canadian generally accepted accounting principles ("GAAP"); and

b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4. Authority of the Committee

The Committee shall have the authority:

a) to institute investigations of improprieties, or suspected improprieties, within the scope of its responsibilities,

b) to inspect any and all books and records of the Trust and affiliated entities,

c) to discuss with Trust personnel, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate,

d) to engage independent counsel and other advisors as it determines necessary to carry out its duties, and

e) to access Trust resources including administrative support to assist in carrying out its duties.

5. Limitations on Committee's Duties

In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee's duties is monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met and to enable the Committee to report thereon to the Board.

II. Audit Committee Charter

The Audit Committee's Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate. This Charter comprises:

- Operating Principles;

- Operating Procedures;
- Specific Responsibilities and Duties.

A. Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

1) Values

The Committee expects the management of the Trust to operate in compliance with the Trust's Code of Business Conduct and Ethics and other policies; with laws and regulations governing the Trust; and to maintain strong financial reporting and control processes.

2) Communications

The Chairman (and others on the Committee) expects to have direct, open and frank communications throughout the year with management, other Committee Chairmen, the external auditors and other key Committee advisors as applicable.

3) Financial Literacy

All Audit Committee Members should be sufficiently versed in financial matters to understand the Trust's accounting practices and policies and the major judgements involved in preparing the financial statements.

4) Annual Audit Committee Work Plan

The Committee, in consultation with management and the external auditors, shall develop an annual Audit Committee Work Plan responsive to the Committee's responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Trust's financial disclosure.

5) Meeting Agendas

Committee meeting agendas shall be the responsibility of the Chairman of the Committee in consultation with Committee members, senior management and the external auditors.

6) Committee Expectations and Information Needs

The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at least two days in advance of meeting dates.

7) External Resources

To assist the Committee in discharging its responsibilities, the Committee may, in addition to the external auditors, at the expense of the Trust, retain one or more persons having special expertise.

8) In Camera Meetings

At a minimum of once per year, the members of the Committee shall meet in private session with the external auditors; with management; and with the Committee members only.

9) Reporting to the Board

The Committee, through its Chairman, shall report after each Committee meeting to the Board at the Board's next regular meeting.

10) Committee Self Assessment

The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

11) **The External Auditors**
The Committee expects that, in discharging their responsibilities to the unitholders, the external auditors shall be accountable to the Board through the Audit Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

B. Operating Procedures

1) The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meeting shall be held at the call of the Chairman, upon the request of any member of the Committee or at the request of the external auditors.

2) A quorum shall be a majority of the members. However, it shall be the practice of the Audit Committee to require review, and if necessary, approval of certain important matters by all members of the Audit Committee.

3) Unless the Committee otherwise specifies, the Secretary or Assistant Secretary of the Trust shall act as Secretary of all meetings of the Committee.

4) In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.

5) Questions arising at any meeting of the Committee shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman of the meeting shall not have a second or casting vote in addition to his original vote, if any

6) Any member may participate in a meeting of the Committee by means of a conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other and a member so participating shall be considered to be present in person at that meeting.

7) A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Trust in a timely fashion.

8) A written resolution of the Committee, signed by all of the members of the Committee, is valid as if it had been passed at a meeting of the Committee.

C. Specific Responsibilities and Duties

To fulfill it responsibilities and duties, the Committee shall:

Financial Reporting

1) review the Trust's annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate, complete, represent fairly the Trust's financial position and performance and are in accordance with GAAP and report thereon to the Board before such financial statements are approved by the Board;

2) review with management and the external auditors the financial statements of the Trust's significant subsidiaries;

3) receive from the external auditors reports on their review of the annual and quarterly financial statements;

4) receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;

5) review and, if appropriate, recommend approval to the Board of news releases and reports to unitholders issued by the Trust with respect to the Trust's annual and quarterly financial statements;

6) be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements and must periodically assess the adequacy of those procedures;

7) review and if appropriate, recommend approval to the Board of prospectuses, business acquisition reports, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar disclosure documents to be issued by the Trust;

8) review any correspondence that the Trust may receive from securities regulators or government agencies relating to financial reporting matters;

9) review the financial statement certification process.

Accounting Policies

1) review with management and the external auditors the appropriateness of the Trust's accounting policies, disclosures, key estimates and judgements, including changes or variations thereto;

2) obtain reasonable assurance that they are in compliance with GAAP; and report thereon to the Board;

3) review with management and the external auditors the degree of conservatism of the Trust's underlying accounting policies and key estimates and judgements.

Risk and Uncertainty

1) acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Trust, determine the Trust's tolerance for risk and approve risk management policies, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

    a) reviewing with management the Trust's tolerance for financial risks;

    b) reviewing with management its assessment of the significant financial risks facing the Trust;

    c) reviewing with management the Trust's policies and any proposed changes thereto for managing those significant financial risks;

    d) reviewing with management its plans, processes and programs to manage and control such risks;

2) ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value and review such policies and procedures periodically;

3) review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion;

4) review interest rate risk mitigation strategies, including the use of derivative financial instruments;

5) review the adequacy of insurance coverages maintained by the Trust;

6) review regularly with management, the external auditors and the Trust's legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Trust and the manner in which these matters have been disclosed in the financial statements.

Financial Controls and Control Deviations

1) review with management and in consultation with the external auditors the appropriateness and effectiveness of the Trust's internal controls, policies and business practices which impact the financial integrity of the Trust, including those relating to accounting, information systems, financial reporting, management reporting, insurance and risk management;

2) review the plans of the external auditors in regards to the evaluation and testing of internal financial controls;

3) receive regular reports from management, the external auditors and its legal department on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereto;

4) periodically review with management the need for an internal audit function.

Compliance with Laws and Regulations

1) review regular reports from management and others (e.g. external auditors) with respect to the Trust's compliance with laws and regulations having a material impact on the financial statements including:

    a) tax and financial reporting laws and regulations

    b) legal withholding requirements

    c) environmental protection laws and regulations

    d) other laws and regulations which expose directors to liability;

2) review the status of the Trust's tax returns and those of its subsidiaries.

Relationship with External Auditors

1) recommend to the Board the nomination of the external auditors or the discharge of the external auditor when circumstances are warranted;

2) approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter;

3) when there is to be a change of external auditors, review all issues and provide documentation related to the change, as specified by the relevant securities commissions in Canada and the planned steps for an orderly transition period;

4) review the performance of the external auditors annually or more frequently as required;

5) receive annually from the external auditors an acknowledgement in writing that the unitholders, as represented by the Board and the Committee, are their primary client;

6) pre-approve all non-audit services to be provided to the Trust or its subsidiary entities by its external auditors or the external auditors of the Trust's subsidiary entities. The Audit Committee may satisfy the pre-approval requirement if:

   a) the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Trust to its external auditors during the fiscal year in which the services are provided;

   b) the services were not recognized by the Trust at the time of the engagement to be non-audit services; and

   c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

7) receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to the Trust;

8) review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit and the materiality levels which the external auditors propose to employ;

9) meet at a minimum of once per year with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee and that there was no disagreement with management on a significant accounting issue;

10) establish effective communication processes with management and the Trust's external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

Other Responsibilities

1) periodically review the form, content and level of detail of financial reports to the Board;

2) approve annually the reasonableness of the expenses of the Chairman of the Board and the Chief Executive Officer;

3) after consultation with the Chief Financial Officer and the external auditors, gain reasonable assurance, at least annually, of the quality and sufficiency of the Trust's accounting and financial personnel and other resources;

4) review in advance the appointment of the Trust's senior financial executives;

5) establish procedures for the receipt, retention and treatment of complaints and concerns of employees, unitholders and members of the public received by the Trust regarding accounting, internal accounting controls, or auditing matters;

6) investigate any matters that, in the Committee's discretion, fall within the Committee's duties;

7) review reports from the external auditors, and/or other Committee Chairmen on their review of compliance with the Trust's Code of Business Conduct and Ethics;

8) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present or former external auditor of the Trust;

9) enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee;

10) review any significant transactions outside of the Trust's ordinary course of business;

11) perform such other functions as may from time to time be assigned to the Committee by the Board.

Accountability

1) review and update this Charter on a regular basis for approval by the Board;

2) review the description of the Committee's activities as set forth in the Declaration of Trust.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **J. Michael Storey, Chief Executive Officer of Calloway Real Estate Investment Trust**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Calloway Real Estate Investment Trust** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

"J. Michael Storey"
J. Michael Storey
Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **Mark Suchan, Chief Financial Officer of Calloway Real Estate Investment Trust**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Calloway Real Estate Investment Trust** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

"Mark Suchan"
Mark Suchan
Chief Financial Officer




CALLOWAY
REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004


KENWAY
MACK
SLUSARCHUK
STEWART LLP

Chartered Accountants
www.kmss.ca

AUDITORS' REPORT

To the Unitholders of Calloway Real Estate Investment Trust:

We have audited the consolidated balance sheets of Calloway Real Estate Investment Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta

February 19, 2005
(except Note 22 which is dated March 2, 2005)

Kenway Mack Slusarchuk Stewart LLP

Chartered Accountants

[illegible]
[illegible]
[illegible]
[illegible]

[illegible]
[illegible]

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(In thousands of dollars)

	December 31 2004	December 31 2003
Assets		
Real estate assets		
Income properties (Note 4)	$ 866,121	$ 223,405
Properties under development (Note 5)	32,030	-
Mortgages and loans receivable (Note 6)	39,942	2,572
Deferred leasing costs (Note 7)	398	811
Assets held for sale (Note 20)	55,128	-
	993,619	226,788
Deferred financing costs (Note 8)	4,782	674
Prepaid expenses and deposits	2,389	641
Accounts receivable	6,204	342
Cash and cash equivalents	7,624	470
	$ 1,014,618	$ 228,915
Liabilities		
Mortgages payable (Note 9)	$ 524,521	$ 117,137
Mortgages payable related to assets held for sale (Notes 9 and 20)	23,068	-
Capital lease obligations (Note 10)	453	414
Convertible debentures (Note 11)	52,483	-
Accounts payable and accrued liabilities	22,587	5,319
	623,112	122,870
Unitholders' Equity (Note 12)	391,506	106,045
	$ 1,014,618	$ 228,915

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees:

"J. Michael Storey" ____________ Trustee

"David Carpenter" ____________ Trustee

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(In thousands of dollars, except per unit amounts)

	Year Ended December 31 2004	Year Ended December 31 2003
Revenues		
Rentals from income properties	$ 85,593	$ 12,591
Interest	2,355	247
	87,948	12,838
Expenses		
Property operating costs	27,071	4,271
Interest – mortgages and other	21,796	2,486
Interest – debentures	2,180	-
Amortization of income properties – tangible components	13,643	596
Amortization of income properties – intangible components	9,346	-
General and administrative	1,919	685
Amortization of deferred leasing costs	121	74
Amortization of deferred financing costs	481	108
	76,557	8,220
	11,391	4,618
Gain on sale of income properties	-	1,353
Net income from continuing operations	11,391	5,971
Discontinued operations	2,024	2,990
Net income	$ 13,415	$ 8,961
Net income per unit (Note 12)		
Basic		
Continuing operations	$ 0.435	$ 0.861
Discontinued operations	$ 0.077	$ 0.431
Net income	$ 0.512	$ 1.292
Diluted		
Continuing operations	$ 0.430	$ 0.860
Discontinued operations	$ 0.076	$ 0.430
Net income	$ 0.506	$ 1.290

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Unitholders' Equity

(In thousands of dollars)

	Units in $	Debentures in $	Net Income	Distributions	Total
Unitholders' Equity, December 31, 2002	$ 50,248	$ -	$ 2,150	$ (1,110)	$ 51,288
Issuance of units	54,496	-	-	-	54,496
Issue costs	(642)	-	-	-	(642)
Fair value of warrants issued	98	-	-	-	98
Net income	-	-	8,961	-	8,961
Distributions	-	-	-	(8,156)	(8,156)
Unitholders' Equity, December 31, 2003	104,200	-	11,111	(9,266)	106,045
Issuance of units/debentures	314,530	2,175	-	-	316,705
Issue costs	(11,422)	-	-	-	(11,422)
Conversion of debentures	18	(18)	-	-	-
Fair value of options issued	4	-	-	-	4
Net income	-	-	13,415	-	13,415
Distributions	-	-	-	(33,241)	(33,241)
Unitholders' Equity, December 31, 2004	$ 407,330	$ 2,157	$ 24,526	$ (42,507)	$ 391,506

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(In thousands of dollars)

	Year Ended December 31 2004	Year Ended December 31 2003
Operating activities		
Net income	$ 13,415	$ 8,961
Add (deduct) items not affecting cash:		
Amortization of income properties – tangible components	13,643	596
Amortization of income properties – intangible components	9,346	-
Amortization of deferred leasing costs	121	74
Amortization of deferred financing costs	481	108
Capital lease obligation	39	-
Fair value of options	4	-
Straight-lining of rents	(1,692)	-
Discontinued operations	1,031	394
Debenture liability accretion	109	-
Gain on sale of income properties	-	(1,353)
	36,497	8,780
Expenditures on deferred leasing costs	(700)	(834)
Change in other non-cash operating items	(661)	1,875
	35,136	9,821
Financing activities		
Proceeds from mortgage financings	450,382	22,094
Proceeds from issuance of units (net of issue costs)(Note 16)	292,880	21,033
Proceeds from issuance of convertible debentures	55,000	-
Mortgages and other debt repayments	(97,514)	(28,931)
Distributions to unitholders	(29,749)	(8,156)
Expenditures on deferred financing costs	(4,602)	(397)
	666,397	5,643
Investing activities		
Additions to income properties (Note 16)	(652,795)	(16,246)
Advances for mortgages and loans receivable (net of repayments)	(37,370)	(972)
Additions to properties under development (Note 16)	(3,009)	-
Deposits	(1,205)	-
Proceeds on sale of income properties (Note 16)	-	1,914
	(694,379)	(15,304)
Increase in cash and cash equivalents	7,154	160
Cash and cash equivalents, beginning of year	470	310
Cash and cash equivalents, end of year	$ 7,624	$ 470

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
(All tabular amounts in thousands of dollars, except per unit and unit amounts)

1. Organization

Calloway Real Estate Investment Trust (the "REIT") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004.

2. Acquisitions and Disposals

2004

On February 16, 2004, the REIT completed the acquisition of twelve retail properties from a partnership ("WM-FP Partnership") in which the FirstPro Shopping Centres group of companies ("FirstPro") is a 40% owner and an affiliate of a major tenant is a 60% owner. The purchase price of the properties was $312,604,214 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price (net of adjustments) was satisfied as follows: by new debt financing on ten of the properties totaling $191,650,000, by the vendors providing a non-interest bearing mortgage on two of the properties totaling $12,912,723, and by the payment of the balance in cash. The REIT funded the cash component of the purchase price by issuing 10,948,182 units at a price of $13.75 per unit. A significant unitholder subscribed for 1,818,182 of these units. Excess funds from the equity and debt issues, net of issuance costs, were used to repay variable rate debt obligations.

On May 4, 2004, the REIT completed the acquisition of a 50% and 49% undivided interest in two retail properties pursuant to an assignment of purchase agreement between FirstPro and the previous owner. The purchase price of these interests was $52,375,529 including costs of acquisition. Under the terms of the assignment, the REIT loaned an additional $9,400,000 at 9% per annum to FirstPro to replace mezzanine loans payable by FirstPro to one of the vendors of the properties. The purchase price (net of adjustments) was satisfied as follows: by bridge financing totaling $33,500,000 and by the assumption of existing mortgages totaling $29,105,655. Excess funds from the bridge financing were allocated to working capital.

On May 14, 2004, the REIT completed the acquisition of twelve retail properties from the WM-FP Partnership. The purchase price of the properties was $287,564,135 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price (net of adjustments) was satisfied as follows: by new debt financing on eight of the properties totaling $140,315,000, by the vendors providing a non-interest bearing mortgage on two of the properties totaling $11,651,592 and an interest bearing mortgage on one of the properties totaling $19,500,000, and by the payment of the balance in cash. The REIT funded the cash component of the purchase price by issuing 6,700,000 units at a price of $15.00 per unit and by issuing 55,000 convertible unsecured subordinated debentures at a price of $1,000 per debenture. Excess funds from the equity and debenture issues, net of issuance costs, were used to repay the bridge financing.

On November 30, 2004, the REIT completed the acquisition of six retail properties from the WM-FP Partnership. The purchase price of the properties was $71,521,036 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all six centres (three stores continue to be owned by Wal-Mart). The purchase price (net of adjustments) was satisfied as follows: by new debt financing on three of the properties totaling $36,100,000, by the vendors providing a non-interest bearing mortgage on two of the properties totaling $5,738,276, and by the payment of the balance in cash. The REIT funded the cash component of the purchase price from proceeds of the November 18, 2004 private placement of units.

During 2004, the REIT completed the purchase of additional developed space from FirstPro and the WM-FP Partnership for $25,334,123 (including land value of $5,798,741) under the terms of development agreements. The consideration paid consisted of: the issuance of 139,311 units at a price of $10.00 per unit, 30,773 units at price of $10.50 per unit, 210,574 units at a price of $14.00 per unit and 335,959 units at a price of $15.25 per unit; assumption of development loans and accounts payable; and the balance in cash. In addition, the REIT repaid acquisition and development loans provided by WM-FP Partnership.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

2003

On March 31, 2003, the REIT completed the purchase of two industrial properties for $4,629,845. The consideration paid consisted of assumption of mortgage financing of $2,238,022, advances under the operating facility of $2,175,353, and the remainder by available cash.

On April 30, 2003, the REIT completed the purchase of an industrial property for $1,139,240. The consideration paid consisted of advances under the operating facility of $1,050,000 and the remainder by available cash.

On May 31, 2003, the REIT completed the purchase of a retail property for $6,177,295. The consideration paid consisted of assumption of mortgage financing of $4,227,263, the issuance of 180,632 trust units at $10.05 per unit, and the remainder by available cash.

On June 15, 2003, the REIT disposed of a retail property for $3,380,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $1,929,207, the REIT providing a second mortgage in the amount of $230,000, and the remainder in cash. The property had a carrying value of $2,095,497 and a gain on sale of $1,230,255 was recognized.

On September 30, 2003, the REIT disposed of a retail property for $1,250,000. The sale price was settled by the purchaser assuming a mortgage in the amount of $724,872 and the remainder in cash. The property had a carrying value of $1,115,876 and a gain on sale of $123,424 was recognized.

On October 31, 2003, the REIT completed the purchase of nine retail properties from the FirstPro Shopping Centres group of companies ("FirstPro") for $109,238,698 including acquisition costs. The consideration paid consists of assumption of mortgage financing of $63,820,428, the issuance of 3,100,525 units at $10.00 per unit to a nominee of First Pro, assumption of other adjustment items of $2,375,101, and the remainder in cash. The REIT funded the cash component of the purchase price from proceeds of the October 16, 2003, issuance of subscription receipts.

3. Significant Accounting Policies

These consolidated financial statements of the REIT have been prepared in accordance with Canadian generally accepted accounting principles. Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

Basis of Consolidation

The consolidated financial statements present the accounts and operations of Calloway Real Estate Investment Trust and its wholly owned subsidiary Calloway Financial Inc. The REIT carries out certain activities through co-ownerships and these investments are accounted for using the proportionate consolidation method.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
(All tabular amounts in thousands of dollars, except per unit and unit amounts)

Revenue Recognition

Effective January 1, 2004, the REIT changed its method of recognizing rents from leases such that where leases provide for increases in rent during their term, the rents are recognized on a straight-line basis over the terms of the respective leases. Prior to January 1, 2004, rentals from income properties were recognized as revenue over the terms of the related lease agreements as they become due. This change has been applied prospectively. Had revenue been continued to be recognized as rents became due, the effect on these financial statements would be that accounts receivable, unitholders' equity, revenue, discontinued operations and net income would have decreased by $1,692,384 ($0.06 per basic unit; $0.06 per diluted unit) for the year ended December 31, 2004. Recoveries from tenants for property taxes and other property operating costs are recognized as revenues in the period the applicable costs are incurred.

Income Properties

Income properties are recorded at cost less accumulated amortization. Cost includes initial acquisition costs, other direct costs including allocations of directly attributable general and administrative expenses, or capitalized development costs at the date of completion. If it is determined that the carrying amount of an income property exceeds the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual value of the property, it is reduced to its estimated fair value.

Effective January 1, 2004, the REIT changed its method of amortization of its buildings to the straight line method over the estimated remaining useful lives of the buildings ranging from 17 to 40 years. Prior to January 1, 2004, the REIT used the sinking fund method to amortize its buildings. This change has been applied prospectively. Had the sinking fund method of amortization been continued, the effect on these financial statements would be that income properties would have increased, unitholders' equity would have increased, amortization of income properties would have decreased and net income would have increased by $17,350,504 ($0.66 per basic unit; $0.66 per diluted unit) for the year ended December 31, 2004.

Effective for transactions commenced after September 12, 2003, the purchase price of income properties is allocated to land, building and tenant improvements and intangibles assets including the value of above and below-market leases, in-place leases and tenant relationships, if any. The values of tenant improvements, above and below-market leases, in-place leases and tenant relationships are amortized over the terms of the lease agreements and renewal periods where applicable. In the event a tenant vacates its leased space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related tenant improvement or intangibles are written down to management's estimate of fair value or written off.

Properties Under Development

Properties under development are stated at cost. Cost includes initial acquisition costs, other direct costs, property taxes, interest, and incidental operating revenues and expenses during the period of development. Properties under development are subject to development agreements (see Note 5). Upon completion and rental of additional space on these lands by the developer, revenues and expenses are recognized in income and the properties are classified as income properties.

If it is determined that the carrying amount exceeds the undiscounted estimated future net cash flows expected to be received from the ongoing use and residual value of a property, after taking into account estimated costs to complete the development, it is reduced to its estimated fair value.

Deferred Leasing Costs

Deferred leasing costs include tenant inducements and leasing expenses. These costs are deferred and amortized on the straight line basis over the terms of the related lease agreements.

Impairment of Mortgages and Loans Receivable

Mortgages and loans receivable are classified as impaired when, in the opinion of Management, there is a reasonable doubt as to the timely collection of principal and interest. The carrying amount of a mortgage or loan receivable classified as impaired is reduced to its estimated fair value.

Disposal of Long-Lived Assets and Discontinued Operations

Effective May 1, 2003, the REIT has adopted the CICA recommendations requiring long-lived assets to be disposed of to be classified as held for sale, and the results of operations associated with long-lived assets disposed of or classified as held for sale be reported separately as discontinued operations. A long-lived asset is classified by the REIT as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset and the sale is probable and expected to be completed within a one-year period. This recommendation is prospective in application for those disposals initiated after May 1, 2003. Properties held for sale are stated at the lower of cost and net realizable value. No amortization is recorded on these assets once classified as held for sale.

Deferred Financing Costs

Deferred financing costs include commitment fees, underwriting costs, and legal costs associated with the sourcing of new debt and the renewal of existing debt of the REIT. Financing costs for term mortgages are deferred and amortized over the term of the respective indebtedness. Financing costs for non-term mortgages are deferred and amortized over five years. In the event any mortgages are terminated, any unamortized financing costs are expensed.

Cash and Cash Equivalents

Cash and cash equivalents include bank accounts and deposits held with financial institutions.

Derivative Financial Instruments

Derivative financial instruments are utilized by the REIT in the management of its interest rate exposures. The REIT's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The REIT enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgages payable. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

The REIT designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

Asset Retirement Obligations

Effective January 1, 2004, the REIT has adopted the CICA recommendations requiring the recognition of the fair value of legal obligations relating to the retirement of assets with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the period to period changes in the liability resulting from the passage of time are recognized as accretion expense, and revisions to estimates of the timing and amount of cash flows related to retirement of the asset are capitalized as a cost of the asset. Previously, the requirement was to record estimates of the costs for future removal and site restoration costs when such costs were reasonably determinable. This recommendation is retroactive in application. On adoption the fair value of existing obligations was based on current data. There is no material impact on the REIT's financial position or results of its operations in the current and prior fiscal reporting periods as a result of the adoption of this recommendation.

Financial Instruments

Convertible debentures have been classified as to their liability and equity components in accordance with the January 2004 amendments by the Canadian Institute of Chartered Accountants to Handbook Section 3860 "Financial Instruments". These amendments recommend that the REIT's right to settle the obligation by delivery of its own units, is not an equity component.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

Income Taxes

The REIT is taxed as a "Mutual Fund Trust" for income tax purposes. The REIT intends to distribute all taxable income directly earned by the REIT to unitholders and to deduct such distributions for income tax purposes. Therefore, no provision for future income taxes has been recorded at December 31, 2004 and December 31, 2003. The tax base of the REIT's real estate and other assets at December 31, 2004 exceeds the carrying value by approximately $6,000,000.

Unit Based Compensation

(a) Unit Option Plan

The REIT has a unit option plan for trustees and employees, which is described in Note 13. Effective January 1, 2004, the REIT has adopted the CICA recommendations requiring the mandatory recognition of the fair value of unit based compensation associated with options granted to employees. Previously the REIT had provided note disclosure of the pro forma expense and net income information. This recommendation is retroactive in application. There is no material impact on the REIT's financial position or results of its operations in the current and prior fiscal reporting periods as a result of the adoption of this recommendation.

(b) Warrants Issued to Non-Employees

The REIT has issued warrants to FirstPro as described in Note 14. The REIT uses the fair value method to account for warrants issued to non-employees. The fair value of the warrants was recognized by the REIT as an increase in the cost of the income property. The fair value of warrants is determined using the Black-Scholes option pricing model.

(c) Unit Options Issued to Non-employees

The REIT has issued unit options to FirstPro in conjunction with several development agreements described in Note 13. Previously the REIT anticipated using the fair value method to account for these unit options at the date of the earn-out events pursuant to the development agreements. Since earn-out events occur subsequent to October 31, 2003, the date the relationship between the REIT and FirstPro became one of related parties, the REIT has subsequently determined that in recording the acquisition of property pursuant to earn-out events at the exchange amount, there is no recognition of value for the options in excess of the subscription price to FirstPro.

(d) Long Term Incentive Plan

The Deferred Unit Plan as described in Note 12 is subject to approval by the trustees and unitholders. The REIT will determine its liability to issue units pursuant to the Deferred Unit Plan on a mark to market basis based on the market price of the REIT's units at each reporting period. Deferred units related to amounts elected by trustees and executives in respect of their trustee fees and bonuses will be considered in respect of past services and recognized as compensation expense upon grant. Deferred units related to amounts matched by the REIT will be considered in respect of future services and will be recognized as compensation expense over the vesting period.

Net Income Per Trust Unit

Per unit amounts are calculated using the weighted average number of units outstanding during the period. The dilutive effect on per unit amounts resulting from the options, warrants and debentures outstanding is calculated using the treasury stock method.

Related Party Transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
(All tabular amounts in thousands of dollars, except per unit and unit amounts)

4. Income Properties

	December 31, 2004			December 31, 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tangibles						
Land	$ 237,121	$	$ 237,121	$ 61,494	$ -	$ 61,494
Buildings	507,577	10,056	497,521	162,968	1,126	161,842
Tenant Improvements	41,846	3,490	38,356			
Equipment	112	49	63	92	23	69
Intangibles						
In place lease values	96,257	7,239	89,018	-	-	-
Below market leases	(1,017)	(75)	(942)	-	-	-
Tenant relationship values	5,312	328	4,984	-	-	-
	$ 887,208	$ 21,087	$ 866,121	$ 224,554	$ 1,149	$ 223,405

Included in income properties is an income property subject to a capital lease. It has a cost of $40,807,032 (December 31, 2003 - $39,735,951) and a net book value of $40,047,978 (December 31, 2003 - $39,697,778).

Included in income properties is land acquired during 2003 and subject to development agreements with FirstPro, the vendors of the property. FirstPro pays the REIT an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by the REIT reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, FirstPro assumes responsibility for the cost of developing the land and is granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). The REIT provides financing to FirstPro for the development costs of the additional developments. The REIT has provided a second mortgage on a specific property in the amount of $10,000,000 to the vendors as security for payment of the additional proceeds. As at December 31, 2004, there were no additional proceeds payable. During the year ended December 31, 2004, FirstPro completed the development of 28,621 square feet of retail space resulting in a purchase price of $5,155,592 (including land of $864,866) to the REIT. FirstPro elected to receive 139,311 units at a purchase price of $10.00 per unit and 30,773 units at a purchase price of $10.50 per unit as partial consideration for the purchase price.

During the year ended December 31, 2004, the REIT provided financing totaling $8,856,988 to FirstPro for development costs and $2,320,437 was repaid by FirstPro.

During the year ended December 31, 2004, $2,386,736 of amortization expense was related to the write off of the unamortized balance of tenant improvements and intangibles for vacated tenant space.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

5. Properties Under Development

Properties under development are subject to development agreements with WM-FP Partnership, the vendors of the properties. Pursuant to the development agreements, WM-FP Partnership assumes responsibility for managing the development of the land and is granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. WM-FP Partnership have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25 and $17.80 per unit (approximately 1,650,000, 815,000 and 345,000 units respectively). WM-FP Partnership will provide financing to the REIT for the development costs of the additional developments. The REIT has provided a first mortgage, assignment of rents and leases, and a general security agreement on six properties acquired from WM-FP Partnership as security for the development loans. During the year ended December 31, 2004, WM-FP Partnership completed the development of 118,760 square feet of retail space resulting in a purchase price of $20,178,531 (including land of $4,933,875) to the REIT. FirstPro elected to receive 210,574 units at a purchase price of $14.00 per unit and 335,959 units at a purchase price of $15.25 per unit as partial consideration for the purchase price.

6. Mortgages and Loans Receivable

Mortgages receivable totaling $1,600,000 (December 31, 2003 - $1,600,000) are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the REIT purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The mortgages receivable are provided to a company in which a trustee of the REIT is an officer and director. The REIT has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties.

A mortgage receivable in the amount of $220,544 (December 31, 2003 - $227,026) is secured by a second charge on an income producing property, bears interest at 11.75%, is repayable in blended monthly installments of $2,683, and is due June 15, 2006.

Loans receivable totaling $7,280,971 (December 31, 2003 - $744,420) have been provided pursuant to development agreements with FirstPro that are described in Note 4. The loans bear interest at the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25%. The loans are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regards to the loans; however, proceeds of the loans are used to fund improvements to properties owned by the REIT.

Mortgages receivable totaling $21,494,922 (December 31, 2003 - $nil) have been provided pursuant to agreements with FirstPro in which the REIT will lend up to $37,331,000 (including letters of credit facilities totaling $1,200,000) for use in acquiring and developing six properties in Ontario, Quebec and Newfoundland. These loans bear interest at a weighted average interest rate of 9.01% with interest only payable monthly. The loans are secured by first or second charges on property, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided indemnities and guarantees. The loans are due at various dates in 2009 (five years from initial advance.) The REIT has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. To December 31, 2004, $29,068,922 has been funded offset by repayments of $7,574,000, and a letter of credit in the amount of $1,222,000 has been provided to a municipal authority on behalf of FirstPro.

Mortgages receivable in the amount of $9,345,274 (December 31, 2003 - $nil) have been provided to FirstPro, are secured by a second charge on two income producing properties, bear interest at 9.00%, are repayable in blended monthly installments of $77,830 and are due May 1, 2009.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

7. Deferred Leasing Costs

	December 31, 2004			December 31, 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tenant inducements	$ 381	$ 112	$ 269	$ 660	$ 61	$ 599
Leasing expenses	195	66	129	254	42	212
	$ 576	$ 178	$ 398	$ 914	$ 103	$ 811

8. Deferred Financing Costs

Deferred financing costs are net of accumulated amortization of $544,239 (December 31, 2003 - $122,514).

9. Mortgages Payable

	December 31, 2004	December 31, 2003
Term mortgages	$ 485,190	$ 70,054
Development loans	45,399	40,013
Revolving operating facility	17,000	7,070
	547,589	117,137
Less: Mortgages payable – assets held for sale	$ 23,068	-
	$ 524,521	$ 117,137

Term mortgages bear fixed interest rates ranging from 4.698% to 7.78% (December 31, 2003 – 4.698% to 7.78%), are repayable in blended monthly installments aggregating $3,164,697 in December 2004 ($551,579 in December 2003), are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages, and are due July 2006 through December 2019.

Development loans totaling $15,710,554 (December 31, 2003 - $40,012,985) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.50% to 1.25% (December 31, 2003 – 0.875% to 1.25%), are secured by first and second registered mortgages over specific income properties, and first general assignments of leases and insurance, and are due April 2005 through December 2005. Non-interest bearing development loans, which are carried at the amount of $24,640,904 (December 31, 2003 - $nil) using imputed interest rates ranging from 4.03% to 4.58%, and development loans totaling $5,047,067 (December 31, 2003 - $nil) as further described in Note 5 bearing interest at bankers acceptance plus 2%, are secured by first mortgages over specific income properties and properties under development, and first general assignments of leases, and are due the earlier of various dates in 2009 or date of earn out.

As at December 31, 2004, the revolving operating facilities bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to 0.5 (December 31, 2003 – plus 0.5%) are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by June 30, 2005 and July 15, 2005. These facilities are authorized to a maximum of $80,000,000. Subsequent to December 31, 2004, the REIT renegotiated variable interest rates to range from the prime rates of various Canadian chartered banks plus 0% to 0.375%

As at December 31, 2004, $15,000,000 (December 31, 2003 - $15,000,000) of the variable rate debt is subject to interest rate swap agreements wherein the interest rate is fixed at a weighted average fixed rate of 5.807% (December 31, 2003 – 5.836%). These interest rate swap agreements mature in February 2005. At December 31, 2004, based on dealer quotes there were no material unrealized gains or losses.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

All of the income properties of the REIT have been pledged as security under the various debt agreements. The weighted average interest rate of the debt is 5.82% as at December 31, 2004 (6.24% at December 31, 2003).

Approximate principal repayments required to maturity are as follows:

2005	$ 64,441
2006	16,176
2007	33,891
2008	17,911
2009	37,933
Thereafter	377,237
	$ 547,589

10. Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease. A single payment of $39.0 million was made on October 31, 2003 and a payment of $10.0 million is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,547,052 ($9,586,643 at December 31, 2003), is $452,948 at December 31, 2004 ($413,357 at December 31, 2003).

11. Convertible Debentures

On May 14, 2004, the REIT issued $55,000,000 of 6.00% convertible unsecured subordinated debentures (the "Subordinated Debentures") due June 30, 2014. The Subordinated Debentures are convertible at the holder's option at any time into trust units at $17.00 per unit and are redeemable at the option of the REIT in cash or units on or after June 28, 2010. As at December 31, 2004, $54,550,000 of face value of the convertible debentures was outstanding. The convertible debenture was divided into its liability and equity components, measured at their respective fair values at time of issue. These convertible debentures have not been considered in the calculation of diluted net income per unit as the result would have been anti-dilutive.

12. Unitholders' Equity

Authorized

The REIT is authorized to issue an unlimited number of trust units of a single class, each of which represents an equal undivided interest in the trust.

Trust Units Issued and Outstanding

	Year ended December 31, 2004	Year ended December 31, 2003
Balance of units, beginning of year	11,297,692	5,951,535
Issued for cash	19,968,182	2,050,000
Issued for properties acquired	716,617	3,281,157
Unit options exercised	221,600	15,000
Warrants exercised	1,000,000	-
Debentures converted	26,470	-
Distribution reinvestment plan	32,610	-
Balance of units, end of year	33,263,171	11,297,692

On May 31, 2003, the REIT completed the acquisition of a property wherein the consideration paid included the issuance of 180,632 units at $10.05 per unit for gross proceeds of $1,815,352.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

On October 31, 2003, the REIT completed the acquisition of nine retail properties wherein the consideration paid included the issuance of 3,100,525 units at $10.00 per unit for gross proceeds of $31,005,250.

On October 31, 2003, the REIT funded the cash component of the purchase price and costs of acquisition of the nine retail properties by issuing 2,050,000 units of Calloway on conversion of its previously issued 2,050,000 subscription receipts. The subscription receipts were issued at a price of $10.50 per unit for gross proceeds of $21,525,000.

During December 2003, 15,000 options with an exercise price of $10 per unit were exercised resulting in the issuance of 15,000 units for gross proceeds of $150,000.

On February 16, 2004, the REIT closed an offering of its trust units pursuant to a short form prospectus. The REIT issued 10,948,182 trust units at $13.75 per unit, for gross proceeds of $150,537,502 which were used to partially fund the cash component of the purchase price of twelve retail properties.

On May 14, 2004 the REIT closed an offering of its trust units pursuant to a short form prospectus. The REIT issued 6,700,000 trust units at $15.00 per unit, for gross proceeds of $100,500,000 which were used to partially fund the cash component of the purchase price of twelve retail properties.

On November 18, 2004, the REIT closed an offering of its trust units pursuant to a private placement. The REIT issued 2,320,000 trust units at $17.25 per unit, for gross proceeds of $40,020,000 which were used to partially fund the cash component of the purchase price of six retail properties.

On November 26, 2004, holders of debentures with a face value of $450,000 exercised their conversion privileges resulting in the issuance of 26,470 trust units.

During the year ended December 31, 2004, the REIT issued 139,311 trust units at $10.00 per unit, 30,773 trust units at $10.50 per unit, 210,574 trust units at $14.00 per unit and 335,959 trust units at $15.25 per unit to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $9,787,637.

During the year ended December 31, 2004, 1,000,000 warrants with an exercise price of $10.50 per unit were exercised resulting in the issuance of 1,000,000 units for gross proceeds of $10,500,000.

During the year ended December 31, 2004, 221,600 options with an exercise price of $10 per unit were exercised resulting in the issuance of 221,600 units for gross proceeds of $2,216,000.

During the year ended December 31, 2004, the REIT issued 32,610 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $517,891.

Deferred Unit Plan

Upon approval, the trustees and officers are eligible to participate in a compensation plan under which deferred units are granted by the Compensation Committee for trustee fees and executive bonuses. Trustees and officers that participate in the plan must elect to contribute between 60% and 100% of their fees or bonus to the plan. The REIT will match the amount participants elect to contribute to the plan. The number of deferred units granted to each participant is determined by dividing two times their elected amount by the volume weighted average price of the REIT's units traded on the TSX for the ten days immediately prior to the date of grant. Deferred units will vest to the participant as follows: 50% on the third anniversary of the grant; 25% on each of the fourth and fifth anniversaries of the grant, subject to provisions for earlier vesting under change of control, retirement, death or termination. A deferred unit granted through the plan entitles the holder, at the holder's option, to receive on or after the vesting date the equivalent number of trust units or under certain conditions, the then current fair market value of the units. In addition, the deferred units will earn additional deferred units for the cash distributions that would have been paid on the deferred unit if it had been issued as a trust unit on the date of grant assuming the reinvestment of the distribution into REIT units. The plan is subject to the approval of the trustees and unitholders.

On February 16, 2005, the compensation committee approved the grant of deferred units to trustees and officers which will result in the issuance of approximately 50,000 deferred units.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

Distribution Reinvestment Plan

The REIT, as of the June 2004 distribution, has effected a Distribution Reinvestment Plan for its unit holders which allows participants to reinvest their monthly cash distributions in additional trust units at an effective purchase price equal to 97% of the volume weighted average price for the ten business days prior to the distribution date. During the year ended December 31, 2004, 32,610 trust units have been issued under the plan for gross proceeds of $517,891.

Weighted Average Number of Units

Net income per unit is calculated using the weighted average number of units outstanding as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Basic	26,190,956	6,933,559
Effect of dilutive securities:		
Unit option plan	147,571	10,626
Warrants	148,666	-
Diluted	26,487,193	6,944,185

The potential exercise of development agreement options and convertible debentures has not been included in the calculation of the diluted number of units as these have been determined to be anti-dilutive. The units approved for grant under the Deferred Unit Plan have not been included in the calculation of diluted number of units as the plan is subject to approval by unitholders.

13. Unit Options

Unit Option Plan

On October 24, 2002, the REIT adopted a unit option plan for its trustees, officers, employees and other persons who provide services to the REIT. The maximum number of units issuable upon exercise of such options currently may not exceed 562,000 units. The number of units issuable under the option plan may be increased on an annual basis subject to any required regulatory and unitholder approvals. The plan provides for the granting of options to purchase units of the REIT at not less than the market price at the time of granting. The vesting terms of any options granted are fixed by the Board of Trustees of the REIT at the time of grant. An option's maximum term is five years.

On July 7, 2003, 560,000 unit options were granted to employees and trustees. These options have an exercise price of $10 per unit and expire July 7, 2008. The trading price at the date of grant was $9.94 per unit. All options granted vested immediately except for 60,000 options vesting January 1, 2004 and 60,000 options vesting January 1, 2005. Options totaling 236,600 were exercised to December 31, 2004 (December 31, 2003 – 15,000). The fair value of these options, using the Black Scholes pricing model, was not material. Upon approval and implementation of the Deferred Unit Plan, the REIT does not intend on issuing any further options under this plan.

Development Agreement Options

Pursuant to certain development agreements (see Note 4), FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 or $10.50 per unit (not to exceed 199,975 units and approximately 1,800,000 units respectively). Developments completed in the year ended December 31, 2004, resulted in the issuance to FirstPro of 139,311 trust units at a price of $10.00 per unit and 30,773 trust units at a price of $10.50 per unit. The exercised options have not been considered in the calculation of diluted earnings per unit as the result would have been anti-dilutive. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

Pursuant to certain development agreements (see Note 5), WM-FP Partnership has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25 and $17.80 per unit (approximately 1,860,000, 1,150,000 and 345,000 units respectively). Developments completed in the year ended

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

December 31, 2004, resulted in the issuance to FirstPro of 210,574 trust units at a price of $14.00 per unit and 335,959 trust units at a price of $15.25 per unit. These options have not been considered in the calculation of diluted earnings per unit as the result would have been anti-dilutive. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

14. Warrants

Pursuant to the purchase of properties completed on October 31, 2003, 1,000,000 warrants were issued to a FirstPro nominee. These warrants allow the vendor to acquire units in the REIT at $10.50 per unit. The warrants expire October 31, 2008. The fair value of the warrants at the date of the agreement was $97,950 calculated using an average volatility of 13% on the underlying units, an exercise price of $10.50 per unit, a risk free interest rate of 4%, an expected life of four years and an expected distribution rate of 10.95%.

On April 22, 2004, 462,000 warrants issued to a FirstPro nominee with an exercise price of $10.50 per unit were exercised resulting in the issuance of 462,000 units for gross proceeds of $4,851,000.

On June 29, 2004, 288,000 warrants issued to a FirstPro nominee with an exercise price of $10.50 per unit were exercised resulting in the issuance of 288,000 units for gross proceeds of $3,024,000.

On June 29, 2004, 83,500 warrants issued to a FirstPro nominee with an exercise price of $10.50 per unit were transferred to a trustee and were exercised resulting in the issuance of 83,500 units for gross proceeds of $876,750.

On September 28, 2004, 166,500 warrants issued to a FirstPro nominee with an exercise price of $10.50 per unit were transferred to a trustee and were exercised resulting in the issuance of 166,500 units for gross proceeds of $1,748,250.

As at December 31, 2004, no warrants remain outstanding.

15. Risk Management and Fair Values

Risk Management

The REIT is exposed to certain financial risks, including interest rates and the credit quality of its tenants. The REIT manages these risks as follows:

Interest Rate Risk

The majority of the REIT's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to interest rate fluctuations.

A portion of the REIT's debt is financed at variable rates. From time to time the REIT may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount.

Credit Risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The REIT mitigates this risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies. Further risks arise in the event that borrowers default on the repayment of their mortgages to the REIT. The REIT endeavours to ensure that adequate security has been provided in support of mortgages receivable.

Fair Values

The carrying values of accounts receivable, cash and cash equivalents and accounts payable and accrued liabilities approximates their fair values due to the immediate or short term maturity of these instruments.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

The carrying value of the mortgages and loans receivable, the development loans payable, the revolving operating facility and the capital lease obligations approximates their fair values as the interest rates are consistent with the current rates offered by or to the REIT for mortgages or other debt with similar terms.

The estimated fair values of fixed rate mortgages payable are $486,747,075 (December 31, 2003 - $72,568,506). Fair values are based upon discounted future cash flows using discount rates that reflect current market rates for mortgages with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the REIT might pay in actual market transactions. Potential transaction costs have not been considered in estimating fair values.

The estimated fair values of debentures payable is $52,002,932 (December 31, 2003 - $nil). Fair value is based upon current market rates for similar types of debentures and using the Black Scholes option pricing model.

The estimated fair value of the interest rate swaps is an obligation of $10,826, and is based on relevant market prices available. The estimate is not necessarily indicative of the amount that the REIT might pay in actual market transactions.

16. Supplemental Cash Flow Information

	Year ended December 31, 2004	Year ended December 31, 2003
Interest paid – mortgages and other	$ 21,902	$ 3,918
Interest paid – debentures	$ 2,060	-
Interest received	$ 2,213	$ 231
Portion of income properties acquired through the assumption of existing mortgages, capital lease obligation, issuance of units, fair value of options issued and an increase in accounts payable	$ 68,061	$ 105,071
Portion of properties under development acquired through the vendors providing mortgages and an increase in accounts payable	$ 29,021	$ -
Portion of income properties sold by the purchaser's assumption of existing mortgages	$ -	$ 2,654

17. Related Party Transactions

As a result of transactions completed on October 31, 2003, a nominee of the FirstPro Group of Companies ("FirstPro") became a significant unitholder of the REIT. An officer of FirstPro was a trustee of the REIT during 2003. In addition, another employee of FirstPro was appointed a trustee of the REIT subsequent to October 31, 2003.

During the year ended December 31, 2004, the REIT paid fees totaling $1,129,828 (year ended December 31, 2003 - $387,501) to a legal firm in which a trustee is a partner.

During the year ended December 31, 2004, the REIT paid fees totaling $481,475 (year ended December 31, 2003 - $nil) to a trustee for consulting services for public equity offerings.

During the year ended December 31, 2004, the REIT earned interest income totaling $2,220,709 (year ended December 31, 2003 - $192,000) from FirstPro and another company in which trustees of the REIT are officers and directors.

During the year ended December 31, 2004, under the terms of property management agreements, the REIT paid property management fees totaling $1,880,213 (year ended December 31, 2003 - $105,676) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the year ended December 31, 2004, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $2,680,721 (year ended December 31, 2003 - $445,034) from FirstPro and WM-FP Partnership. During the year ended December 31, 2004 fees totaling $1,470,201 (year ended December 31, 2003 - $nil) were paid to FirstPro under the development and other agreements.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

As at December 31, 2004, amounts totaling $174,198 (December 31, 2003 - $32,088) included in accounts receivable were receivable from related parties and amounts totaling $2,187,368 (December 31, 2003 - $1,526,608) included in accounts payable were payable to related parties.

18. Investment in Co-ownerships

The REIT's share of the assets, liabilities, revenue and net income from co-ownership activities is as follows:

	December 31, 2004	December 31, 2003
Assets	$ 54,270	$ -
Liabilities	$ 31,885	$ -

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenue	$ 4,202	$ -
Expenses	$ 4,767	$ -
Net income (loss)	$ (565)	$ -
Cash provided by (used in):		
- operating activities	$ 869	$ -
- financing activities	$ 1,617	$ -
- investing activities	$ (23,719)	$ -

The REIT is contingently liable for certain joint venture obligations of its co-venturers in the joint ventures. Management estimates that the assets of the joint ventures are sufficient for the purpose of satisfying such obligations.

19. Segmented Disclosures

The REIT owns, develops, manages and operates income properties located in Canada. Management, in measuring the REIT's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles.

The REIT's major tenant is Wal-Mart Canada Inc., accounting for 32.17% of the REIT's December 2004 rental revenue (December 2003 – 10.25%).

20. Assets Held for Sale and Discontinued Operations

During the year ended December 31, 2004, the REIT approved the plan and initiated the program to dispose of Holland Cross, a 272,550 square foot office property in Ottawa, and Century Park Place, a 75,675 square foot office property in Calgary. The disposals were undertaken by the REIT to continue its focus on retail properties and were completed in January 2005. As a result, the cost of these properties was allocated to properties held for sale and the results of operations reclassified to discontinued operations.

The following are the assets and liabilities of the properties held for sale at December 31, 2004:

Assets		
Income properties	$	54,210
Deferred leasing costs		906
Deferred financing costs		10
Prepaid expenses and deposits		2
		55,128
Liabilities		
Mortgages payable		23,068
Net assets from discontinued operations	$	32,060

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

The operating results of these properties for 2004 and 2003 have been reclassified as discontinued operations.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues		
Rentals from income properties	$ 9,549	$ 9,906
Expenses		
Property operating costs	4,616	4,590
Interest – mortgages	1,878	1,932
Amortization of income properties tangible components	941	365
Amortization of deferred leasing costs	85	24
Amortization of deferred financing costs	5	5
	7,525	6,916
Net income from discontinued operations	$ 2,024	$ 2,990

21. Commitments and Contingencies

The REIT has entered into development agreements as disclosed in Note 4 and 5. The estimated potential commitments payable under the agreements total $163,406,589.

The REIT has entered into agreements with FirstPro in which the REIT will lend monies to FirstPro as disclosed in Note 6. The estimated remaining amounts to be provided under the agreements total $7,062,078.

One of the REIT's income properties is subject to a land lease requiring annual lease payments of $205,000. The annual lease payment increases to $220,000 in 2007. The lease expires November 2011 and the REIT has an option to extend for a further 10 years.

Letters of credit totaling $4,831,865 has been issued on behalf of the REIT by the REIT's bank as security for mortgages and for maintenance obligations to municipal authorities.

The REIT indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the REIT to the extent permitted by law.

The REIT, in the normal course of operations, is subject to a variety of legal and other claims against the REIT. Management and the REIT's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes that the outcome of legal and other claims filed against the REIT will not have a significant impact on the REIT's financial position, operations or cash flow.

22. Subsequent Events

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250,000 resulting in gain from sale of approximately $12,500,000. The purchaser of Holland Cross assumed a mortgage of $23,000,000 and the mortgage on Century Park Place was transferred to another property.

During January 2005, the REIT completed the acquisition of a retail property in Montreal for a cost of $9,397,870. The purchase price was paid in cash.

On February 11, 2005, the REIT completed the acquisition of a retail property in Sarnia for a cost of $13,350,000. The purchase price (net of adjustments) was satisfied by assumption of existing mortgage of $7,978,889 and by the payment of the balance in cash.

(All tabular amounts in thousands of dollars, except per unit and unit amounts)

On October 13, 2004, the REIT entered into agreements to purchase interests in fourteen retail properties from WM-FP Partnership. The first six properties closed November 30, 2004 and the second eight properties are expected to close in the first quarter of 2005. The purchase price of the eight properties will be approximately $230,000,000 including acquisition and financing costs of approximately $1,573,000. The properties comprise approximately 1,497,691 net square feet of leased area of which approximately 718,389 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 177,682 net square feet. The cost of the properties will be satisfied as follows: by obtaining first mortgage financing of approximately $155,210,000; by way of vendor take back mortgage of approximately $5,998,000; and by payment of the balance in cash. The REIT intends to fund the cash component by issuance of additional units of the REIT and from advances under the revolving operating facilities.

On February 3, 2005, the REIT entered into an agreement to sell 1000 Waverley, 110 Lowson Crescent and 1300 Church Avenue, three industrial properties located in Winnipeg. It is expected that the proceeds will be settled by the purchaser assuming mortgages on each property totaling approximately $5,263,000 and the remainder in cash. This agreement is subject to typical due diligence by the purchaser and approval by the purchaser's board of directors. Proceeds of disposition and gain on sale cannot be determined until completion of the due diligence and closing of the transaction. The transaction is expected to be completed by May 2005.

On February 23, 2005, the REIT entered into an agreement to sell Collingwood Plaza, a retail property located in Calgary. It is expected that the proceeds will be settled by the purchaser paying cash. Proceeds of disposition and gain on sale cannot be determined until completion of the closing of the transaction. The transaction is expected to be completed by April 2005.

On February 24, 2005, the REIT issued 3,101,000 subscription receipts at a price of $19.35 per subscription receipt for gross proceeds of $60,004,350. The proceeds will be used to partially fund the cash component of the acquisition of the eight properties from WM-FP Partnership. Each subscription receipt will entitle the holder to receive one unit of Calloway upon closing of the acquisition.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

DECEMBER 31, 2004

Dated MARCH 1, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of the financial condition and results of operations should be read in conjunction with Calloway Real Estate Investment Trust's ("Calloway" or "REIT") audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2004 and Calloway's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2003. Historical results and percentage relationships contained in our consolidated financial statements and management discussion and analysis, including trends which might appear, should not be taken as indicative of our future operations and financial position. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. Additional information about Calloway filed with Canadian securities commissions, including periodic quarterly and annual reports and the Annual Information Form (AIF) is available on-line at www.sedar.com and at www.callowayreit.com.

This discussion may contain forward-looking statements which are based on our expectations, estimates and forecasts. These statements are subject to risks and uncertainties that are difficult to predict or control. These risks and uncertainties could cause actual results to differ materially from those indicated. These risks and uncertainties are described elsewhere in this discussion and in other regulatory filings. Readers should not place undue reliance on any such forward-looking statements. We disclaim any intention or obligation to update or revise any such statement as a result of new information, the occurrence of future events or otherwise.

These forward-looking statements are made as of March 1, 2005, and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

BUSINESS OVERVIEW

Calloway is an unincorporated "closed end" trust created by a Declaration of Trust and governed by the laws of the Province of Alberta. Calloway's units are publicly traded and listed on the Toronto Stock Exchange under the symbol CWT.UN. Calloway was created to invest in a diversified portfolio of income-producing rental properties located in Canada. As a result of our recent acquisitions from the FirstPro Shopping Centres group of companies ("FirstPro"), Calloway will focus specifically on the acquisition of high quality retail properties.

Calloway's primary objectives are to:

- deliver reliable and growing cash distributions to unitholders on a tax-deferred basis; and
- increase and maximize unitholder value.

SELECTED ANNUAL INFORMATION

($000's except per unit and other data)		2004		2003		2002
Real estate assets	$	993,619	$	226,788	$	107,746
Total assets	$	1,014,618	$	228,915	$	108,716
Mortgages payable	$	547,589	$	117,137	$	56,239
Convertible debentures	$	52,483	$	-	$	-
Revenue	$	87,948	$	12,838	$	3,791
Net income from continuing operations	$	11,391	$	5,971	$	879
Net income from continuing operations per unit – basic	$	0.435	$	0.861	$	0.55
Net income from continuing operations per unit – diluted	$	0.430	$	0.860	$	0.55
Net income	$	13,415	$	8,961	$	1,261
Net income per unit – basic	$	0.512	$	1.292	$	0.792
Net income per unit – diluted	$	0.506	$	1.290	$	0.792
Distributions declared and payable	$	33,241	$	8,156	$	1,110
Distributions per unit	$	1.2177	$	1.1508	$	0.1918
Units outstanding		33,263,171		11,297,692	$	5,951,535
Weighted average units outstanding		26,190,956		6,933,559	$	1,591,838
Number of properties		55		23		12
Total leaseable area (square feet)		7,532,454		1,850,078		1,000,401
Occupancy		97.81%		97.93%		96.40%
Average net rent in place (per square foot)	$	11.32	$	11.46	$	11.15

QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information of Calloway:

($000's except per unit and other data)	Dec 31/04 (unaudited)	Sep 30/04 (unaudited)	Jun 30/04 (unaudited)	Mar 31/04 (unaudited)	Dec 31/03 (unaudited)	Sep 30/03 (unaudited)	Jun 30/03 (unaudited)	Mar 31/03 (unaudited)
Revenues	28,468	26,698	21,468	11,314	5,333	2,501	2,713	2,290
Net income from continuing operations	1,432	4,137	3,239	2,582	2,017	977	2,147	831
Net income per unit[1] from continuing operations- basic	0.045	0.137	0.123	0.154	0.210	0.159	0.357	0.140
- diluted	0.045	0.137	0.122	0.150	0.206	0.159	0.357	0.140
Net income	1,983	4,602	3,719	3,111	2,591	1,925	2,878	1,567
Net income per unit[1] - basic	0.063	0.153	0.141	0.186	0.270	0.314	0.479	0.263
- diluted	0.063	0.152	0.140	0.181	0.264	0.313	0.479	0.263
Distributable income	10,714	11,026	8,818	5,204	2,913	2,021	1,864	1,771
Distributable income per unit-basic	0.340	0.366	0.335	0.311	0.303	0.330	0.310	0.298
Distributions paid	10,115	9,508	8,252	5,366	2,950	1,764	1,730	1,712
Units outstanding	33,263,171	30,335,918	30,032,655	22,374,669	11,297,692	6,132,167	6,132,167	5,951,535
Weighted average units outstanding	31,489,849	30,097,376	26,324,579	16,750,862	9,606,108	6,132,167	6,011,084	5,951,535
Total assets	1,014,618	934,936	930,773	552,970	228,915	118,687	119,802	113,600
Total debt[2]	600,525	559,743	551,532	288,541	117,550	62,375	63,447	60,413

Notes:

(1) Net income per unit and distributable income per unit were calculated using the weighted average number of units outstanding for the quarter.

(2) Total debt includes mortgages payable, capital lease obligations and convertible debentures.

(3) Management uses distributable income, distributable income per unit and cash from operations to analyze operating performance and leverage. Distributable income, distributable income per unit and cash from operations as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable income and cash flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. All references to distributable income throughout this report are based on the description provided later in the Distributable Income section. All references to cash from operations throughout this report are based on cash flow from operations activities before changes in other non-cash operating items and expenditures on deferred leasing costs.

RESULTS OF OPERATIONS

Occupancy rates were as follows at the end of each period: December 31, 2004 – 98.0%; September 30, 2004 – 98.1%; December 31, 2003 – 97.9%.

Financial Results

($000's except per unit)	Three months Ended December 31 2004	2003	Variance
Rentals from income properties	$ 27,575	$ 5,250	$ 22,325
Interest income	893	83	810
	28,468	5,333	23,135
Property operating costs	9,007	1,754	7,253
Interest expense – mortgages and other	7,062	1,075	5,987
Interest expense – convertible debentures	863	-	863
Amortization of income properties – tangible components	4,882	231	4,651
Amortization of income properties – intangible components	4,311	-	4,311
Amortization of deferred leasing costs	29	17	12
Amortization of deferred financing costs	158	35	123
General and administrative expenses	724	204	520
	27,036	3,316	23,720
	1,432	2,017	(585)
Gain on sale of income properties	-	-	-
Net income from continuing operations	1,432	2,017	(585)
Discontinued operations	551	574	(23)
Net income	1,983	2,591	(608)
Add (deduct)			
Gain on sale of income properties	-	-	
Amortization of income properties – tangible components	4,882	231	4,651
Amortization of income properties – intangible components	4,311	-	4,311
Amortization of income properties – discontinued operations	-	91	(91)
Debenture liability accretion	54	-	54
Straight lining of rents	(516)	-	(516)
Distributable income	$ 10,714	$ 2,913	$ 7,801
Distributable income per unit-basic	$ 0.34	$ 0.30	
Distributable income per unit-diluted	$ 0.33	$ 0.30	

Financial Results

($000's except per unit)	Year Ended December 31 2004	2003	Variance
Rentals from income properties	$ 85,593	$ 12,591	$ 73,002
Interest income	2,355	247	2,108
	87,948	12,838	75,110
Property operating costs	27,071	4,271	22,800
Interest expense – mortgages and other	21,796	2,486	19,310
Interest expense - debentures	2,180	-	2,180
Amortization of income properties – tangible components	13,643	596	13,047
Amortization of income properties – intangible components	9,346	-	9,346
Amortization of deferred leasing costs	121	74	47
Amortization of deferred financing costs	481	108	373
General and administrative expenses	1,919	685	1,234
	76,557	8,220	68,337
	11,391	4,618	6,773
Gain on sale of income properties	-	1,353	(1,353)
Net income from continuing operations	11,391	5,971	5,420
Discontinued operations	2,024	2,990	(966)
Net income	13,415	8,961	4,454
Add (deduct)			
Gain on sale of income properties	-	(1,353)	1,353
Amortization of income properties – tangible components	13,643	596	13,047
Amortization of income properties – intangible components	9,346	-	9,346
Amortization of income properties – discontinued operations	941	365	576
Debenture liability accretion	109	-	109
Straight lining of rents	(1,692)	-	(1,692)
Distributable income	$ 35,762	$ 8,569	$ 27,193
Distributable income per unit-basic	$ 1.37	$ 1.24	
Distributable income per unit-diluted	$ 1.33	$ 1.23	

Acquisition of Income Properties

The twelve Wal-Mart-FirstPro properties acquired on February 16, 2004, the twelve Wal-Mart-FirstPro properties acquired on May 14, 2004, the respective interests in the Laval and Halifax properties and the 6 Wal-Mart-FirstPro properties acquired on November 30, 2004 were acquired subsequent to December 31, 2003 and were therefore not included in the financial results for the three months or year ended December 31, 2003. These properties are collectively referred to as "Other Properties". These Other Properties provided gross rental income of $20,089,737 and net income of $(944,549) for the period October 1, 2004 to December 31, 2004 and gross rental income of $57,734,753 and net income of $2,524,129 for the period January 1, 2004 to December 31, 2004. In addition, the Ecco, Gesco, Church, and Namao properties were acquired as at March 31, 2003 or during the second quarter of 2003 and the nine FirstPro properties (the "FirstPro Centres") were acquired on October 31, 2003.

Results of Operations for three months ended December 31, 2004 compared to the three months ended December 31, 2003

Rentals from income properties for the three months ended December 31, 2004 increased by $22,324,697 when compared to the three months ended December 31, 2003. The increase was mostly due to the acquisition of the Other Properties but was also affected by increased rentals from the FirstPro Centres of $1,615,195, recognition of rents from step leases on a straight line basis of $500,891, and by a decrease in the allowance for doubtful accounts of $83,215.

Total property operating costs decreased to 32.7% of rental revenue for the three months ended December 31, 2004 as compared to 33.4% for the prior period. The decrease is mostly attributed to recognition of rents on straight line basis. Property operating costs tend to be fully recovered under leases with the exception of vacant space.

Results of Operations for year ended December 31, 2004 compared to the year ended December 31, 2003

Rentals from income properties for the year ended December 31, 2004 increased by $73,003,265 when compared to the year ended December 31, 2003. The increase was mostly due to the acquisition of the Other Properties but was also affected by increased rentals from the FirstPro Centres of $13,601,353, the recognition of rents from step leases on a straight line basis of $1,647,024, a lease termination payment of a lease terminated early by a tenant of $297,482, offset by reduced revenue from the sale of Dover Village Square and Richter Plaza of $1,769,908, and an increase to allowance for doubtful accounts of $532,737.

Total property operating costs decreased to 31.6% of rental revenue for the year ended December 31, 2004 as compared to 33.9.4% for the prior period. The decrease is mostly attributed to the recognition of rents on straight line basis, to the type of properties purchased and the lease termination payment. Property operating costs tend to be fully recovered under leases with the exception of vacant space.

Allowance for Doubtful Accounts

During the year ended December 31, 2004, one retail tenant filed for protection under the Companies' Creditors Arrangement Act and three others declared bankruptcy. These tenants were operating in 77,977 square feet in 16 tenancies located in 14 retail properties. Total annual rental payments are approximately $1,827,000. These tenants have repudiated 10 leases comprising 43,397 square feet and $1,104,000 annual rental payments. Three locations comprising 6,032 square feet have been leased to new tenants at

rental rates in excess of the repudiated leases. It is uncertain whether the tenant under the CCAA protection will successfully complete its restructuring and continue operations. During the year ended December 31, 2004, $532,737 was charged to allowance for doubtful accounts with a corresponding decrease to rentals from income properties.

Subsequent to December 31, 2004, two retail tenants operating in 109,741 square feet in 11 tenancies located in 9 retail properties filed for protection under the Companies' Creditors Arrangement Act. Total annual rental payments are approximately $2,489,000. These tenants have repudiated nine leases comprising 88,715 square feet and $1,959,000 annual rental payments.

Interest Expense

Interest expense for mortgages and other items consists primarily of interest paid on mortgages on the income property portfolio. The weighted average interest rate was 5.82% as at December 31, 2004 as compared to 6.03% as at September 30, 2004, and 6.24% as at December 31, 2003.

Interest expense for mortgages and other items for the three months and year ended December 31, 2004 have increased $7,061,710 and $21,795,977, respectively, compared to same periods ended December 31, 2003. This increase is due to the substantial increase in mortgage debt arising from the acquisition of the Other Properties and FirstPro Centres.

On May 14· 2004 the REIT issued $55,000,000 of 6% convertible unsecured subordinated debentures. In the three month and twelve month periods ended December 31, 2004 the total interest expense, including accretion expense, on these debentures was $863,236 and $2,179,917 respectively.

Amortization

Amortization of income properties for the three months and year ended December 31, 2004 compared to the three months and year ended December 31, 2003 has increased as result of the acquisition of the Other Properties. In addition, effective January 1, 2004 the amortization of buildings was changed from the sinking fund method to the straight line method on a prospective basis. If the sinking fund method had continued, the amortization of income properties for the three months and year ended December 31, 2004, would have been reduced by $5,578,725 and $17,350,504, respectively.

During the three months and year ended December 31, 2004, $2,386,736 of amortization expense was related to the write off of unamortized balance of tenant improvements and intangibles for vacated tenant space.

Amortization of deferred leasing costs increased due to tenant inducements and leasing expenses incurred for new and renewed tenants. Amortization of deferred financing costs increased mainly due to financing fees incurred on new and renewed financing and convertible debentures.

General and Administrative Expenses

General and administrative expenses are essentially comprised of: executive salaries, bonuses and benefits net of recoveries, trustee fees, transfer agent fees, filing fees, press releases, printing costs, rent, office and other related expenses, and professional fees such as audit fees and legal fees.

General and administrative expenses for the three months and year ended December 31, 2004 have increased compared to the three months and year ended December 31, 2003, due to 2004 and 2003

bonuses approved and paid during the periods, increased salaries and additional employees, additional trustees and meetings thereof, increased investor relation and stock exchange costs, and increased audit fees all as a result of Calloway's significant growth.

Discontinued Operations

During the year ended December 31, 2004, the REIT approved the plan and initiated the program to sell Holland Cross, a 272,550 square foot office property in Ottawa, and Century Park Place, a 75,675 square foot office property in Calgary. Rentals from these income properties for the three months and year ended December 31, 2004 has decreased from the comparative periods due to lower occupancy rates. Amortization of these income properties for three months and year ended December 31, 2004 has increased from the comparative periods due to the change from the sinking fund method to the straight line method on a prospective basis offset by the GAAP requirement that assets held for sale are not amortized once they are categorized as "held for sale".

Net Income
Distributable Income

Net income for the three months ended December 31, 2004 was lower than the three months ended December 31, 2003 by $608,358 (23%) and distributable income for the three months ended December 31, 2004 was greater than the three months ended December 31, 2003 by $7,800,848 (268%). Distributable income per unit for the three months ended December 31, 2004 was $0.34 as compared to the same period in 2003 of $0.30. Net income and distributable income for the year ended December 31, 2004 were greater than the year ended December 31, 2003 by $4,453,602 (50%) and $27,192,628 (317%), respectively. Distributable income per unit for the year ended December 31, 2004 was $1.37 as compared to the same period in 2003 of $1.24.

The change in accounting policies for amortization of buildings, recognition of revenue from step leases, and allocation of purchase price of acquisitions to tenant improvements and intangibles has affected net income for the three months and year ended December 31, 2004, as compared to the three months and year ended December 31, 2003. If these changes had not been implemented, for the three months ended December 31, 2004, net income would have increased by $5,062,590 to $7,045,157, and net income per unit – basic would have been $0.22 and net income per unit-diluted would have been $0.22. For the year ended December 31, 2004, net income would have increased by $15,658,120 to $29,073,199 and net income per unit – basic would have been $1.11 and net income per unit – diluted would have been $1.09. There would have been no effect on distributable income or distributable income per unit – basic and diluted for these changes.

The trustees passed a resolution to clarify the definition of distributable income as provided for in the Declaration of Trust. The resolution provides that distributable income means income of the trust in accordance with Canadian GAAP adjusted for: adding back decrease in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on dispositions of assets, and amortization of any net discount on long-term debt assumed from vendors of properties at rates of interest less than fair value; and, deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value.

FINANCIAL POSITION

Income Properties

Net book value of income properties increased to $866,121,310 as at December 31, 2004, an increase of $642,715,906 from the net book value of $223,405,404 as at December 31, 2003. This increase is due to the acquisition of the thirty Wal-Mart-FirstPro properties, the acquisition of the interest in the Laval and Halifax properties and the properties acquired under the development agreements offset by the reclassification of assets held for sale and amortization recorded during the period.

Included in income properties is land acquired during 2003 and subject to development agreements with the vendors of the property. These lands have a potential future development of 393,074 square feet of retail space. The vendors pay to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, the vendors assume responsibility for the cost of developing the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). The REIT provides financing to the vendors for the development costs of the additional developments. The REIT has provided a second mortgage on a specific property in the amount of $10,000,000 to the vendors as security for payment of the additional proceeds. As at December 31, 2004, there were no additional proceeds payable. The obligation of the vendors is secured by units of Calloway having a value in excess of the remaining undeveloped land value from time to time. The vendors are part of the FirstPro Group of Companies which is owned by a significant unitholder of Calloway and in which two trustees serve as officers (one trustee has resigned as an officer of FirstPro subsequent to December 31, 2004). In the event that FirstPro does not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. The REIT will lend to FirstPro, at Calloway's cost of funds, monies required to complete the developments. It is projected that these lands will be fully developed in four years at an additional cost of $49,900,000 to Calloway.

Included in income properties is land acquired during 2004 and subject to a development agreement with the co-owner (a FirstPro company) of the property. This land has a potential future development of 12,300 square feet of retail space. The co-owner pays to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreement, the co-owner assumes responsibility for the cost of developing the land and is granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on the land. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The REIT will lend to the co-owner, at Calloway's cost of funds, monies required to complete the developments. It is projected that the land will be fully developed in one year at an additional cost of $2,100,000 to Calloway.

During the three months ended December 31, 2004, the vendors completed the development of 4,441 square feet of retail space resulting in an acquisition cost of $695,984 (including land value of $196,380). The vendors elected to receive 19,032 units at a purchase price of $10.50 per unit. During the period, Calloway provided financing totalling $5,377,795 to the vendors for development costs.

During the year ended December 31, 2004, the vendors completed the development of 28,621 square feet of retail space resulting in an acquisition cost of $5,155,592 (including land value of $864,866). The vendors elected to receive 139,311 units at a purchase price of $10.00 per unit and 30,773 units at a purchase price of $10.50 per unit. During the period, Calloway provided financing totalling $8,856,988 to the vendors for development costs and $2,320,437 was repaid by the vendors.

Properties Under Development

Included in the acquisition of properties from Wal-Mart-FirstPro Partnership in February 2004 was land under development with an acquisition cost of $12,912,723. These lands have a potential future development of 442,542 square feet of retail space. These lands will be developed by Calloway subject to development agreements with the vendors of the property. Pursuant to the development agreements, the vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at a purchase price of $14.00 per unit (approximately 1,860,000 units). The vendors have provided acquisition financing in the amount of $12,912,723 at 0% and will provide development financing at a rate of bankers acceptances plus 200 basis points. Calloway has provided a first mortgage on two properties with the provision that the acquisition loans and development loans cannot exceed 75% of the value of the two properties. In the event that the vendors do not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. It is projected that these lands will be fully developed in four years at an additional cost of $45,000,000 to Calloway.

Included in the acquisition of properties from Wal-Mart-FirstPro Partnership in May 2004 was land under development with an acquisition cost of $11,651,592. These lands have a potential future development of 299,506 square feet of retail space. These lands will be developed by Calloway subject to development agreements with the vendors of the property. Pursuant to the development agreements, the vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at a purchase price of $15.25 per unit (approximately 1,150,000 units). The vendors have provided acquisition financing in the amount of $11,651,592 at 0% and will provide development financing at a rate of bankers acceptances plus 200 basis points. Calloway has provided a first mortgage on two properties with the provision that the acquisition loans and development loans cannot exceed 75% of the value of the two properties. In the event that the vendors do not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. It is projected that these lands will be fully developed in four years at an additional cost of $48,200,000 to Calloway.

Included in the acquisition of properties from Wal-Mart-FirstPro Partnership in November 2004 was land under development with an acquisition cost of $5,738,276. These lands have a potential future development of 208,424 square feet of retail space. These lands will be developed by Calloway subject to development agreements with the vendors of the property. Pursuant to the development agreements, the vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at a purchase price of $17.80 per unit (approximately 345,000 units). The vendors have provided acquisition financing in the amount of $5,738,276 at 0% and will provide development financing at a rate of bankers acceptances plus 200 basis points. Calloway has provided a first mortgage on two properties with the provision that the acquisition loans and development loans cannot exceed 75% of the value of the two properties. In the event that the vendors do not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. It is projected that these lands will be fully developed in four years at an additional cost of $18,200,000 to Calloway.

During the year ended December 31, 2004, the vendors completed the development of 118,760 square feet of retail space resulting in an acquisition cost of $20,178,531 (including land value of $4,933,875). The vendors elected to receive 210,574 units at a purchase price of $14.00 per unit and 335,959 units at a purchase price of $15.25 per unit.

During the three months and year ended December 31, 2004, the vendors have provided development financing totalling $5,669,188 and $13,996,728, respectively. During the three months and year ended December 31, 2004, acquisition financing of $4,935,875 and development financing of $8,949,661 was repaid.

Mortgages and Loans Receivable

Mortgages and loans receivable increased to $39,941,711 as at December 31, 2004 from $2,571,446 as at December 31, 2003. The increase is due to development loans provided to FirstPro for construction on lands under development owned by Calloway and for loans provided to FirstPro for use in their acquisition and development of properties in which Calloway has an option upon completion to acquire a 50% interest.

Other Assets

Deferred financing costs increased to $4,781,684 as at December 31, 2004 from $674,329 as at December 31, 2003. This increase is due to the fees and other charges for the new debt financing for properties acquired in February, May and November and for issuance costs for the convertible debentures.

Prepaid expenses and deposits increased to $2,388,552 as at December 31, 2004 from $640,865 as at December 31, 2003, an increase of $1,747,687. This increase is mainly a result of deposits provided for potential acquisitions, prepaid realty taxes and prepaid insurance.

Accounts receivable increased to $6,204,472 as at December 31, 2004 from $341,444, as at December 31, 2003, an increase of $5,863,028. This increase is due mainly to increase in rents receivable due to increase in properties, accrual of rental revenue on straight line basis over the term of the lease, accrual of

common area recoverables for operating costs and property taxes in excess of recoveries charged to tenants, and accrual of interest receivable on mortgages receivable.

Mortgages Payable

Mortgages payable increased to $547,589,003 as at December 31, 2004 from $117,137,027 as at December 31, 2003, an increase of $430,451,976. This increase arose from new term mortgages totaling $411,314,851, assumed mortgages totaling $29,105,665, vendor take back mortgages of $29,576,782 on properties acquired, advances of development loans of $18,250,028, net advances of floating rate debt totaling $9,929,500 offset by repayment of development loans of $38,379,352, term mortgages repaid of $19,500,000, vendor take back mortgages repaid of $4,935,878 and principal repayments totaling $4,909,620.

The mortgages payable bear interest at the weighted average interest rate of 5.82% (December 31, 2003-6.24%) and mature between 2005 and 2019. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 7.61 years (8.51 years for term debt). Future principal payments as a percentage of mortgages and other debt payable are as follows:

Year	Payments of principal	Debt maturing during year	Total	% of Total	Weighted average interest rate (%)
2005	8,720,113	55,720,855	64,440,968	11.77	3.88
2006	9,207,040	6,968,694	16,175,734	2.95	4.34
2007	8,849,654	25,041,247	33,890,901	6.19	6.16
2008	9,200,491	8,710,692	17,911,183	3.27	6.16
2009	9,115,977	28,816,945	37,932,922	6.93	5.62
2010	9,086,279	17,897,474	26,983,753	4.93	6.25
2011	8,813,933	19,547,556	28,361,489	5.18	6.87
2012	8,734,435	-	8,734,435	1.60	6.20
2013	8,626,959	28,666,411	37,293,370	6.81	6.26
2014	7,863,571	70,482,116	78,345,687	14.31	5.94
2015	6,238,563	75,315,502	81,554,065	14.89	6.07
2016	5,052,378	31,060,763	36,113,141	6.59	6.11
2017	4,053,795	41,963,932	46,017,727	8.40	6.30
2018	2,684,247	-	2,684,247	0.49	6.47
2019	2,191,817	28,957,564	31,149,381	5.69	6.27
Total	$108,439,252	$439,149,751	$547,589,003	100.00	5.82

Approximately $37,757,621 or 6.90% of the mortgages payable balance as at December 31, 2004 is comprised of variable rate debt. As at December 31, 2004, $15,000,000 of this variable rate debt is subject to interest rate swap agreements wherein the interest rate is fixed at a blended fixed rate of 5.807%.

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of the gross book value of Calloway or 65% if convertible debentures are issued. (Gross book value is defined as total assets plus accumulated amortization of income properties). Total mortgages payable (including capital lease obligations) as a percentage of gross book value was 52.9% as at December 31, 2004, as compared

to 51.1% as at December 31, 2003. Total debt (mortgages payable, capital lease obligations and convertible debentures) as a percentage of gross book value was 58.0% as at December 31, 2004.

Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease. A single payment of $39.0 million was made on October 31, 2003 and a payment of $10.0 million is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,547,052, is $452,948 at December 31, 2004.

Convertible Debentures

On May 14, 2004, the REIT issued $55,000,000 of 6.00% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible into trust units at $17.00 per unit and are redeemable at the option of the REIT in cash or units on or after June 28, 2010. As at December 31, 2004 $54,550,000 of face value of the debentures was outstanding. The debenture was divided into its liability and equity components, measured at their respective fair values at time of issue.

Lease Commitment

One of Calloway's income properties is subject to a land lease requiring annual lease payments of $205,000. The annual lease payment increases to $220,000 in 2007. The lease expires November 2011, and Calloway has an option to extend for a further 10 years.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities increased to $22,587,192 as at December 31, 2004 from $5,319,023 as at December 31, 2003 an increase of $17,268,169. The increase is a result of the accrual of December 2004 distributions to unitholders, accrual of interest and operating costs and property taxes for the properties acquired from Wal-Mart-FirstPro Partnership, holdbacks for costs to complete and an increase in prepaid rents.

Unitholders' Equity

Unitholders equity increased to $391,505,840 as at December 31, 2004 from $106,045,219 as at December 31, 2003 an increase of $285,460,621. This increase was mainly due to the issuance of units and equity component of convertible debentures for partial consideration on purchase of income properties, units issued under the provisions of development agreements and exercise of warrants and options, and net income, offset by distributions to unitholders, and costs of the issuance of units.

It is our intent to make monthly cash distributions to unitholders of approximately 90% of Calloway's Distributable Income. For the three months and year ended December 31, 2004, distributions amounting to 94.4% and 92.9% respectively, of distributable income were made or declared.

LIQUIDITY AND CAPITAL RESOURCES

Calloway's principal sources of liquidity are its ability to generate cash from operations, arrange new loans, and offer units to the public. For the three months ended December 31, 2004, cash from operations totalled $10,912,702, an increase of $7,931,765 from the three months ended December 31, 2003. For the

year ended December 31, 2004, cash from operations totalled $36,497,091, an increase of $27,717,029 from the year ended December 31, 2003.

During the three months ended December 31, 2004, term mortgages and development loans increased by $41,168,069. New term mortgages and mortgages provided by vendors were $44,750,106, advances under development loans was $6,764,156, net adjustment for imputed interest on non-interest bearing development loans was $161,813, development loans in the amount of 10,710,495 were repaid, mortgages provided by vendors in the amount of $4,935,878 were repaid and mortgage repayments were $1,861,633. During the same period there was a net increase in the revolving operating facility of $7,000,000. Unit issuances for the three months ended December 31, 2004, resulted in proceeds of $48,999,148.

During the year ended December 31, 2004, term mortgages and development loans increased by $430,451,976. New term mortgages were $411,314,851, mortgages provided by vendors were $30,302,590, assumed mortgages were $29,105,665, advances under development loans was $18,250,028, term mortgages repaid were $19,500,000, net adjustment for imputed interest on non-interest bearing development loans was $725,808, development loans repaid were $38,379,352, mortgages provided by vendors in the amount of $4,935,878 were repaid and mortgage repayments were $4,909,620. During the same period net advances of $9,929,500 were made from the revolving operating facility. Unit and convertible debenture issuances for the year ended December 31, 2004, resulted in proceeds of $314,529,022 and $55,000,000, respectively.

On February 16, 2004, the REIT completed the acquisition of twelve retail properties by issuing term mortgages on ten of the properties totalling $191,650,000, by the vendors providing mortgages on two of the properties totalling $12,912,723, and by issuing 10,948,182 units at a price of $13.75 per unit for gross proceeds of $150,537,502.

On May 4, 2004, the REIT completed the acquisition of an interest in two retail properties by utilizing bridge financing of $33,500,000 and the assumption of $29,105,665 of debt.

On May 14, 2004, the REIT completed the acquisition of twelve retail properties and the repayment of $33,500,000 of bridge financing by issuing term mortgages on eight of the properties totalling $140,315,000, by the vendors providing mortgages on three of the properties totalling $31,151,592, by issuing 6,700,000 units at a price of $15.00 per unit for gross proceeds of $100,500,000, and by issuing 55,000 debentures at a price of $1,000 per debenture for gross proceeds of $55,000,000.

On November 18, 2004, the REIT completed a private placement of trust units for gross proceeds of $40,020,000 through the issuance of 2,320,000 units at $17.25 per unit.

On November 30, 2004, the REIT completed the acquisition of six retail properties by issuing term mortgages on three of the properties totalling $36,100,000, by the vendors providing mortgages on two of the properties totalling $5,738,276, and by the payment of the balance in cash. The REIT funded the cash component of the purchase price from proceeds of the November 18, 2004 private placement of units.

We expect to be able to meet all of Calloway's ongoing obligations, and maintain cash distributions to unitholders, based on Calloway's cash flow from operations and its borrowing capacity. We expect to fund growth by using borrowing capacity and issuing units.

RELATED PARTY TRANSACTIONS

As a result of transactions completed on October 31, 2003, the owner (or his nominees) of the FirstPro Group of Companies ("FirstPro") became a significant unitholder of Calloway. Two officers of FirstPro are trustees of Calloway.

During the three months ended December 31, 2004, Calloway paid fees totaling $264,771 (three months ended December 31, 2003 - $322,746) to a legal firm in which a trustee is a partner. During the year ended December 31, 2004, the REIT paid fees totaling $1,129,828 (year ended December 31, 2003 - $387,501) to a legal firm in which a trustee is a partner.

During the three months ended December 31, 2004, Calloway paid fees totaling $60,000 (three months ended December 31, 2003 - $nil) to a trustee for consulting services for public equity offerings. During the year ended December 31, 2004, the REIT paid fees totaling $481,475 (year ended December 31, 2003 - $nil) to a trustee for consulting services for public equity offerings.

During the three months ended December 31, 2004, Calloway earned interest income totaling $833,848 (three months ended December 31, 2003 - $48,395) from FirstPro and another company in which trustees of Calloway are officers and directors. During the year ended December 31, 2004, Calloway earned interest income totaling $2,220,709 (year ended December 31, 2003 - $192,000) from FirstPro and another company in which trustees of Calloway are officers and directors.

During the three months ended December 31, 2004, under the terms of property management agreements, Calloway paid property management fees totaling $592,427 (three months ended December 31, 2003 - $72,208) to companies in which trustees of Calloway are officers and directors. During the year ended December 31, 2004, under the terms of property management agreements, Calloway paid property management fees totaling $1,880,213 (year ended December 31, 2003 - $105,676) to companies in which trustees of Calloway are officers and directors.

During the three months ended December 31, 2004, under the terms of development agreements, Calloway received opportunity fees, head lease rents and operating recoveries totaling $624,479 (three months ended December 31, 2003 - $445,034) from FirstPro. During the three months ended December 31, 2004 fees totaling $137,349 (three months ended December 31, 2003 - $nil) were paid to FirstPro under the development and other agreements. During the year ended December 31, 2004, under the terms of development agreements, Calloway received opportunity fees, head lease rents and operating recoveries totaling $2,680,721 (year ended December 31, 2003 - $445,034) from FirstPro. During the year ended December 31, 2004 fees totaling $1,470,201 (year ended December 31, 2003 - $nil) were paid to FirstPro under the development and other agreements.

As at December 31, 2004, amounts totaling $174,198 included in accounts receivable were receivable from related parties and amounts totaling $2,187,368 included in accounts payable were payable to related parties.

RISKS AND UNCERTAINTIES

Real Property Ownership

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

The primary risk facing Calloway is the potential for declining revenue arising from increased vacancies or declining rental rates. Calloway has reduced this risk by diversifying its holdings geographically across Canada while focusing its acquisition strategy on high quality retail properties. These properties provide tenants with lower operating costs and tend to be less costly to lease than most other types of commercial real estate. Wal-Mart Canada Inc. comprises approximately 32.17% of the rental revenue as at December 31, 2004. As at December 31, 2004, 15.1% of leases renew prior to January 1, 2010.

Management of Calloway is subject to investment guidelines and operating criteria as set forth in the Declaration of Trust. This includes appropriate due diligence procedures for property acquisitions, the amount of leverage allowed, and review of operations by the Trustees.

Credit Risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Calloway mitigates this risk of credit loss by ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies.

With the exception of Wal-Mart, no one tenant group represents more than 4.03% of annual gross revenues. Calloway's nine largest tenant groups, excluding Wal-Mart, represent approximately 24.60% of annual gross revenues. Calloway's tenant mix, led by Wal-Mart, includes international and national retailers. The names noted below are the names of the parent or operating name and are not necessarily the covenant under the lease.

1.	Wal-Mart	$39,513,663	32.17%
2.	Reitmans Group	$ 4,945,541	4.03%
3.	Best Buy (Future Shop)	$ 3,846,016	3.13%
4.	Winners	$ 3,688,000	3.00%
5.	Staples / Business Depot	$ 3,629,868	2.96%
6.	Mark's Work Wearhouse	$ 3,561,258	2.90%
7.	Government of Canada	$ 3,042,092	2.48%
8.	Sobey's / IGA	$ 2,609,509	2.12%
9.	Cara Group	$ 2,505,785	2.04%
10.	HBC / Zellers	$ 2,388,827	1.94%

Subsequent to December 31, 2004 SAAN filed for protection under Companies' Creditors Arrangement Act. They have repudiated leases in six of eight locations. The financial effect is discussed above in the Allowance for Doubtful Accounts section.

Further risks arise in the event that borrowers default on the repayment of their mortgages to Calloway. Calloway endeavours to ensure that adequate security has been provided in support of mortgages receivable.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that Calloway may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon lease expiry. With the acquisition of relatively new retail properties, with a significant portion of leases being ten years and greater in term, we have a relatively low amount of space expiring in any one year for the next 7 years.

	Area (sf)	% Area
2005	142,922	1.90%
2006	199,558	2.65%
2007	334,899	4.45%
2008	211,670	2.81%
2009	246,185	3.27%
2010	311,038	4.13%
2011	313,441	4.16%
Thereafter	5,607,954	74.44%
Current vacancy	164,787	2.19%
Total	7,532,454	100.00%

Debt Financing and Interest Rate Risk

Calloway is exposed to interest rate risk in regard to its debt. It minimizes this risk by restricting total indebtedness to 60% of gross book value (65% including convertible debentures). Calloway attempts to stagger maturity dates of term debt including matching maturity dates to Wal-Mart renewal dates. In addition, because of the current historically low interest rate environment, we have financed a significant component of our 2004 acquisitions with debt having terms in excess of ten years. As at December 31, 2004, over 68% of total debt matures in greater than five years.

Calloway has arranged floating rate operating facilities limited to $80 million. In addition, Calloway has floating rate development loans with banks and vendors of properties. At December 31, 2004, $37,757,621 was drawn under these facilities and loans. There is a risk that the lenders will not refinance the facilities and loans on terms and conditions acceptable to Calloway, refinance the loans with term debt, or on terms at all. For every 1% increase in the applicable floating rate, interest expense would increase and net income would decrease by $377,576 and net income per unit and distributable income per unit would decrease by $0.01 and $0.01 respectively.

Unitholder Liability

There is a risk, which is considered to be remote in the circumstances, that unitholders could be held personally liable for obligations of Calloway to the extent that these claims are not satisfied by Calloway. We have taken steps to mitigate this risk, including obtaining appropriate operational and asset insurance and, where feasible, attempting to have every material written contract or commitment of Calloway contain an express disavowal of liability against the unitholders, trustees and employees of Calloway. In addition, legislation has been enacted in Alberta and Ontario which limits the personal liability of unitholders in trusts for the trusts liabilities.

Environmental Risk

Calloway is subject to Canadian laws relating to the environment. Most of these laws deal primarily with the removal and remediation of hazardous substances. Environmental risk is relevant to Calloway's ability to sell or finance affected properties and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Calloway. We are not aware of any material non-compliance with environmental laws or regulations with regard to Calloway's properties, or of any pending or threatened actions, investigations or claims against Calloway relating to environmental matters. In accordance with the Declaration of Trust, Calloway must conduct an environmental review through third party consultants prior to acquiring properties.

Land Leases

To the extent the properties in which Calloway has an interest are located on leased land, the land leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which results in Calloway being taxed on a basis other than undistributed taxable income.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that the Trustees and executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing. Existing Non-Competition Agreements address certain of these conflicts of interest.

The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities. David Calnan, an officer and Trustee of Calloway, is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. John MacNeil and Simon Nyilassy, Trustees of Calloway, are officers of FirstPro, a group of companies from which Calloway has purchased income properties, entered into development agreements with, and provided loans to. FirstPro also provides property management services to Calloway. Kevin Pshebniski, a Trustee of Calloway, is an officer and director of Hopewell, to which Calloway has provided loans to and which provides property management services to Calloway. Michael Young, a Trustee of Calloway, provides equity raising services to Calloway.

The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions, and refrain from voting.

Capital Requirements

Calloway accesses the capital markets from time to time. If Calloway were to be unable to raise additional funds through the issuance of debt, equity or equity-related securities, certain of its acquisition or development activities may be curtailed. Furthermore, Calloway may not be able to raise additional funds on favourable terms.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

CRITICAL ACCOUNTING ESTIMATES

Calloway's significant accounting policies are disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2004. An estimate is considered critical if it requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Calloway's condition, changes in financial position or results of operations.

Property Acquisitions

Effective for transactions commenced after September 12, 2003, the purchase price of income properties is allocated to land, building, tenant improvements and intangibles, such as the value of above and below market leases, in-place leases and tenant relationships, if any. Management is required to perform the procedures listed below. Many of these procedures are subject to estimation and management judgment.

(a) Estimate the value of the property on an "as if vacant" basis as of the acquisition date.
(b) Allocate that value among land, tenant improvements and building.
(c) Estimate the value of the above and below market leases.
(d) Estimate the value of costs avoided by acquiring in-place operating leases.
(e) Calculate the value and associated life of the tenant relationships, if any, by taking the direct identifiable benefits of the tenant relationship and discounting that to its present value.

Impairment of Assets

Under Canadian GAAP, management is required to write down to fair value, any long-lived asset that is determined to have been permanently impaired. Calloway's long-lived assets consist of investments in income properties, properties under development and mortgages and loans receivable. The fair value of investments in income properties is dependent upon anticipated future cash flows from operations over the anticipated holding period. The review of anticipated cash flows involves subjective assumptions of estimated occupancy, rental rates and a residual value. In addition to reviewing anticipated cash flows, management assesses changes in business climates and other factors, which may affect the ultimate value of the property. These assumptions are subjective and may not ultimately be achieved. The fair value of mortgages and loans receivable depends upon the financial condition of the issuer and the economic value of the underlying security. In the event these factors result in a carrying value that exceeds the sum of the undiscounted cash flows expected to result from the direct use and eventual disposition of the property, a provision for impairment would be recognized. There were no impairments recorded for 2004 and 2003.

Amortization of Income Properties

Buildings are amortized over the buildings' estimated remaining useful life using the straight line method. A significant portion of the acquisition cost of each property is allocated to building. The allocation of the acquisition cost to building and the determination of the useful life are based upon management's estimates. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of amortization will not be appropriately reflected over future periods.

Fair Value of Mortgages Payable

In determining the fair value, management uses internally developed models that are based upon current market conditions. The process involves discounting the future contractual mortgage payments based upon a current market rate. In determining market rates, management adds a credit spread to the quoted yields on Canadian government bonds with similar maturity dates to the Calloway's mortgages. The credit spread is estimated based upon experience in obtaining similar financing, and is also affected by current market conditions.

Fair Value of Unit Based Payments and Unit Based Compensation

In determining the fair value of unit based payments and compensation, management uses the Black Scholes Option Pricing model. The pricing model utilizes management's assumptions of unit price volatility, a risk free interest rate, the expected life of the option and the expected distribution rate on units. In determining these assumptions, management assesses market conditions for the units, historical trends relating to unit prices, current market information on interest rates and anticipated cash flows relating to distributable income. These assumptions are subjective and may not ultimately be achieved.

FINANCIAL INSTRUMENTS

In connection with the acquisition of certain income producing properties the REIT issued, during the three months ended June 30, 2004, convertible debentures. As the convertible debentures bear interest at 6.00%, the REIT's exposure to interest rate risk is mitigated. Interest is payable semi-annually. Interest expense is recognized as an operating expense. The liability component of the convertible debentures is being accreted over their life to the value due at maturity. Accretion is recognized as an interest expense, but does not require the use of cash. The debentures are due June 2014 and may not be redeemed by the REIT prior to June 2010. The fair value of the debentures has been determined considering the December 31, 2004 trading value of the debentures less a value for the conversion option. The Black Scholes option pricing model was used to value the conversion option and was calculated using an average volatility of 18% on the underlying units, an exercise price of $17.00 per unit, a risk free interest rate of 4%, an expected life of 7 years and an expected distribution rate of 7.4%. As well, consideration was given to the fair value of debt component based upon discounted future cash flows using discount rates that reflect current market rates offered to the REIT for debt instruments with similar terms, other than the conversion feature.

Derivative financial instruments are utilized by the REIT in the management of its interest rate exposures, on a portion of its floating rate debt. As at December 31, 2004, $15,000,000 (December 31, 2003 - $15,000,000) of the REIT's floating rate debt was subject to swap agreements. The REIT's policy is not to utilize derivative financial instruments for trading or speculative purposes. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps, and is recognized as an operating expense. The estimated fair

value of the interest rate swaps at December 31, 2004 is an obligation of $10,826, and is based on relevant market prices available. The estimate is not necessarily indicative of the amount that the REIT might pay in actual market transactions.

NEW ACCOUNTING POLICIES ADOPTED IN 2004

The Canadian Institute of Chartered Accountants ("CICA") issued accounting pronouncements that impacted the accounting policies of Calloway in 2004. They are as follows:

Amortization of Income Properties

Effective January 1, 2004, Calloway changed its method of amortization of its buildings to the straight line method over the estimated remaining useful lives of the buildings. Prior to January 1, 2004, Calloway used the sinking fund method to amortize its buildings. This change has been applied prospectively. Had the sinking fund method of amortization been continued, the effect on the December 31, 2004 financial statements would be that income properties would have increased, unitholders' equity would have increased, amortization of income properties would have decreased and net income for the year ended December 31, 2004 would have increased by $17,350,504 ($0.66 per basic unit; $0.66 per diluted unit).

Recognition of Revenue from Rentals; Step Leases

Effective January 1, 2004, Calloway changed its method of recognizing rents from leases such that where leases provide for increases in rent during their term, the rents are recognized on a straight-line basis over the terms of the respective leases. Prior to January 1, 2004, rentals from income properties were recognized as revenue over the terms of the related lease agreements as they become due. This change has been applied prospectively. Had revenue been continued to be recognized as rents became due, the effect on the December 31, 2004 financial statements would be that accounts receivable, unitholders' equity, revenue and net income for the year ended December 31, 2004 would have decreased by $1,692,384 ($0.06 per basic unit; $0.06 per diluted unit).

Unit Based Compensation

Effective January 1, 2004, Calloway has adopted the CICA recommendations requiring the mandatory recognition of the fair value of unit based compensation associated with options granted to employees. Previously Calloway had provided note disclosure of the pro forma expense and net income information. This recommendation is retroactive in application. There is no material impact on Calloway's financial position or results of its operations in the December 31, 2004 and prior fiscal reporting periods as a result of the adoption of this recommendation.

Asset Retirement Obligations

Effective January 1, 2004, Calloway has adopted the CICA recommendations requiring the recognition of the fair value of legal obligations relating to the retirement of assets with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the period to period changes in the liability resulting from the passage of time are recognized as accretion expense, and revisions to estimates of the timing and amount of cash flows related to retirement of the asset are capitalized as a cost of the asset. Previously, the requirement was to record estimates of the costs for future removal and site restoration costs when such costs were reasonably determinable. This recommendation is retroactive in application. On adoption the fair value of existing obligations was based on current data. There is no

material impact on Calloway's financial position or results of its operations in prior fiscal reporting periods as a result of the adoption of this recommendation.

Disposal of Long-Lived Assets and Discontinued Operations

Effective May 1, 2003, Calloway has adopted the CICA recommendations requiring the recognition, measurement, presentation and disclosure of long-lived assets and discontinued operations. Discontinued operations are defined more broadly to include dispositions of real estate assets for which the operations and cash flow can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise. The results of operations of an asset that has been sold or is held for sale are reported in discontinued operations. The Holland Cross and Century Park Place office buildings have been classified as held for sale during 2004.

Financial Instruments

The issuance during the three months ended June 30, 2004 of convertible debentures necessitated initial adoption of a policy regarding the classification of financial instruments containing both a liability and equity component. The classification has been made in accordance with the January 2004 amendments by the Canadian Institute of Chartered Accountants to Handbook Section 3680 "Financial Instruments". These amendments recommend that the REIT's right to settle the obligation by delivery of its own units, is a liability component. Previously, the recommendations allowed for such rights to settle the obligation by delivery of its own units to be classified as equity components.

FUTURE CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements of the CICA have been reviewed and none have been identified as requiring a change to the accounting policies of the REIT. The REIT is aware of several accounting policies under consideration by the CICA which may have an affect on its accounting policies. As final release of the pronouncements has not occurred at this time, the REIT has not yet made an assessment of the impact on the financial statements in the future.

SUBSEQUENT EVENTS

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250,000 resulting in gain from sale of approximately $12,500,000. The purchaser of Holland Cross assumed a mortgage of $23,000,000 and the mortgage on Century Park Place was transferred to another property.

During January 2005, the REIT completed the acquisition of a retail property in Montreal for a cost of $9,397,870. The purchase price was paid in cash.

On February 11, 2005, the REIT completed the acquisition of a retail property in Sarnia for a cost of $13,350,000. The purchase price (net of adjustments) was satisfied by assumption of existing mortgage of $7,978,889 and by the payment of the balance in cash.

On October 13, 2004, the REIT entered into agreements to purchase interests in fourteen retail properties from WM-FP Partnership. The first six properties closed November 30, 2004 and the second eight properties are expected to close in the first quarter of 2005. The purchase price of the eight properties will be approximately $230,000,000 including acquisition and financing costs of approximately $1,573,000. The properties comprise approximately 1,497,691 net square feet of leased area of which

approximately 718,389 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 177,682 net square feet. The cost of the properties will be satisfied as follows: by obtaining first mortgage financing of approximately $155,210,000; by way of vendor take back mortgage of approximately $5,996,000; and by payment of the balance in cash. The REIT intends to fund the cash component by issuance of additional units of the REIT and from advances under the revolving operating facilities.

On February 3, 2005, the REIT entered into an agreement to sell 1000 Waverley, 110 Lowson Crescent and 1300 Church Avenue, three industrial properties located in Winnipeg. It is expected that the proceeds will be settled by the purchaser assuming mortgages on each property totaling approximately $5,263,000 and the remainder in cash. This agreement is subject to typical due diligence by the purchaser and approval by the purchaser's board of directors. Proceeds of disposition and gain on sale cannot be determined until completion of the due diligence and closing of the transaction. The transaction is expected to be completed by May 2005.

On February 23, 2005, the REIT entered into an agreement to sell Collingwood Plaza, a retail property located in Calgary. It is expected that the proceeds will be settled by the purchaser paying cash. Proceeds of disposition and gain on sale cannot be determined until completion of the closing of the transaction. The transaction is expected to be completed by April 2005.

On February 24, 2005, the REIT issued 3,101,000 subscription receipts at a price of $19.35 per subscription receipt for gross proceeds of $60,004,350. The proceeds will be used to partially fund the cash component of the acquisition of the eight properties from WM-FP Partnership. Each subscription receipt will entitle the holder to receive one unit of Calloway upon closing of the acquisition.

FORM 52-109FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, ***J. Michael Storey, the President and Chief Executive Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the period ending ***December 31, 2004***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: March 9, 2005

J. Michael Storey
President and Chief Executive Officer
Calloway Real Estate Investment Trust

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, ***Mark Suchan, the Chief Financial Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the period ending ***December 31, 2004***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: March 9, 2005

Mark Suchan
Chief Financial Officer
Calloway Real Estate Investment Trust




CALLOWAY
REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Calloway Real Estate Investment Trust

Consolidated Balance Sheets
(Unaudited except for December 31, 2004)
(In thousands of dollars)

	March 31 2005	December 31 2004
Assets		
Real estate assets		
Income properties (Note 4)	$ 1,098,934	$ 866,121
Properties under development (Note 5)	41,316	32,030
Mortgages and loans receivable (Note 6)	47,914	39,942
Deferred leasing costs (Note 7)	468	398
Assets held for sale (Note 18)	9,173	55,128
	1,197,805	993,619
Deferred financing costs (Note 8)	5,406	4,782
Prepaid expenses and deposits	3,034	2,389
Accounts receivable	9,172	6,204
Cash and cash equivalents	14,781	7,624
	$ 1,230,198	$ 1,014,618
Liabilities		
Mortgages payable (Note 9)	$ 686,391	$ 524,521
Mortgages payable related to assets held for sale (Notes 9 and 18)	5,273	23,068
Capital lease obligations (Note 10)	463	453
Convertible debentures (Note 11)	51,612	52,483
Accounts payable and accrued liabilities	29,963	22,587
	773,702	623,112
Unitholders' Equity (Note 12)	456,496	391,506
	$ 1,230,198	$ 1,014,618

Commitments and Contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees:

"J. Michael Storey" Trustee

"David Carpenter" Trustee

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited)
(In thousands of dollars, except per unit amounts)

	Three Months Ended March 31 2005	Three Months Ended March 31 2004
Revenues		
Rentals from income properties	$ 32,337	$ 10,820
Interest	1,119	124
	33,456	10,944
Expenses		
Property operating costs	10,899	3,586
Interest – mortgages and other	8,327	2,385
Interest – debentures	854	-
Amortization of income properties – tangible components	5,114	1,450
Amortization of income properties – intangible components	5,871	566
General and administrative	606	444
Amortization of deferred leasing costs	30	20
Amortization of deferred financing costs	162	44
	31,863	8,495
Net income from continuing operations	1,593	2,449
Discontinued operations (Note 18)		
Net income (loss) from discontinued operations	(39)	662
Gain from sale of real estate assets	12,226	-
	12,187	662
Net income	$ 13,780	$ 3,111
Net income per unit (Note 12)		
Basic		
Continuing operations	$ 0.047	$ 0.146
Discontinued operations	$ 0.357	$ 0.040
Net income	$ 0.404	$ 0.186
Diluted		
Continuing operations	$ 0.046	$ 0.142
Discontinued operations	$ 0.356	$ 0.039
Net income	$ 0.402	$ 0.181

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Unitholders' Equity

(Unaudited)
(In thousands of dollars)

	Units in $	Debentures in $	Net Income	Distributions	Total
Unitholders' Equity, December 31, 2004	$ 407,330	$ 2,157	$ 24,526	$ (42,507)	$ 391,506
Issuance of units	63,998	-	-	-	63,998
Issue costs	(1,907)	-	-	-	(1,907)
Conversion of debentures	39	(39)	-	-	-
Net income	-	-	13,780	-	13,780
Distributions	-	-	-	(10,881)	(10,881)
Unitholders' Equity, March 31, 2005	$ 469,460	$ 2,118	$ 38,306	$ (53,388)	$ 456,496
Unitholders' Equity, December 31, 2003	$ 104,200	$ -	$ 11,111	$ (9,266)	$ 106,045
Issuance of units	151,825	-	-	-	151,825
Issue costs	(5,668)	-	-	-	(5,668)
Fair value of options issued	5	-	-	-	5
Net income	-	-	3,111	-	3,111
Distributions	-	-	-	(5,366)	(5,366)
Unitholders' Equity, March 31, 2004	$ 250,362	$ -	$ 14,222	$ (14,632)	$ 249,952

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited)
(In thousands of dollars)

	Three Months Ended March 31 2005	Three Months Ended March 31 2004
Operating activities		
Net income	$ 13,780	$ 3,111
Add (deduct) items not affecting cash:		
Amortization of income properties – tangible components	5,114	1,450
Amortization of income properties – intangible components	5,871	566
Amortization of deferred leasing costs	30	20
Amortization of deferred financing costs	162	44
Capital lease obligation	10	10
Fair value of options	-	1
Straight-lining of rents	(503)	(246)
Discontinued operations	12	354
Debenture liability accretion	53	-
Gain on sale of income properties	(12,226)	-
	12,303	5,310
Expenditures on deferred leasing costs	(753)	(86)
Change in other non-cash operating items	(90)	754
	11,460	5,978
Financing activities		
Proceeds from mortgage financings	169,419	194,079
Proceeds from issuance of units (net of issue costs)(Note 14)	59,257	145,749
Mortgages and other debt repayments	(16,157)	(35,234)
Distributions to unitholders	(10,519)	(3,220)
Expenditures on deferred financing costs	(825)	(756)
	201,175	300,618
Investing activities		
Additions to income properties (Note 14)	(239,368)	(298,050)
Advances for mortgages and loans receivable (net of repayments)	(7,972)	(5,048)
Additions to properties under development (Note 14)	(3,446)	-
Deposits	300	-
Proceeds on sale of assets held for sale (Note 14)	45,008	-
	(205,478)	(303,098)
Increase in cash and cash equivalents	7,157	3,498
Cash and cash equivalents, beginning of period	7,624	470
Cash and cash equivalents, end of period	$ 14,781	$ 3,968

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005
(Unaudited)
(All amounts in thousands of dollars, except per unit and unit amounts)

1. Organization

Calloway Real Estate Investment Trust (the "REIT") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004.

2. Acquisitions and Disposals

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250 resulting in gain from sale of approximately $12,226. The purchaser of Holland Cross assumed a mortgage of $23,007 and the mortgage on Century Park Place was transferred to another property.

During January 2005, the REIT completed the acquisition of a retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, the REIT completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by the assumption of an existing mortgage of $7,979 and by the payment of the balance in cash.

On March 10, 2005, the REIT completed the acquisition of 100% interests in three retail properties and 60% undivided interests in five other retail properties from the co-owners, FirstPro Group of Companies ("FirstPro") and Wal-Mart Canada Realty Inc.. The purchase price of the properties was $229,731 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all eight centres. The purchase price was satisfied as follows: by new debt financing on seven of the properties totaling $155,210, by the vendors providing a non-interest bearing mortgage on one of the properties totaling $5,997, assumption of accounts payable and by the payment of the balance in cash. The REIT funded the majority of the cash component of the purchase price by issuing 3,101,000 units at a price of $19.35 per unit.

During the three months ended March 31, 2005, the REIT completed the purchase of additional developed space from FirstPro for $6,549 (including land value of $1,775) under the terms of development agreements. The consideration paid consisted of: the issuance of 39,717 units at a price of $10.00 per unit, 144,050 units at price of $10.50 per unit, assumption of development loans and accounts payable, and the balance in cash.

3. Significant Accounting Policies

These unaudited interim consolidated financial statements of the REIT have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2004. The interim consolidated financial statements contain disclosures which are supplemental to the REIT's annual financial statements. They do not include all the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005
(Unaudited)
(All amounts in thousands of dollars, except per unit and unit amounts)

4. Income Properties

	March 31, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tangibles						
Land	$ 286,107	$ -	$ 286,107	$ 237,121	$ -	$ 237,121
Buildings	647,344	13,270	634,074	507,577	10,056	497,521
Tenant improvements	58,277	4,959	53,318	41,846	3,490	38,356
Equipment	138	56	82	112	49	63
Intangibles						
In place lease values	129,531	10,027	119,504	96,257	7,239	89,018
Below market leases	(1,017)	(105)	(912)	(1,017)	(75)	(942)
Tenant relationship values	7,216	455	6,761	5,312	328	4,984
	$ 1,127,596	$ 28,662	$ 1,098,934	$ 887,208	$ 21,087	$ 866,121

Included in income properties is an income property subject to a capital lease. It has a cost of $40,958 (December 31, 2004 - $40,807) and a net book value of $40,009 (December 31, 2004 - $40,048).

Included in income properties is land acquired during 2003 and subject to development agreements with FirstPro, the vendors of the property. FirstPro pays the REIT an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by the REIT reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, FirstPro assumes responsibility for the cost of developing the land and is granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). The REIT provides financing to FirstPro for the development costs of the additional developments. The REIT has provided a second mortgage on a specific property in the amount of $10,000 to the vendors as security for payment of the additional proceeds. During the three months ended March 31, 2005, FirstPro completed the development of 41,318 square feet of retail space resulting in a purchase price of $6,549 (including land of $1,775) to the REIT. FirstPro elected to receive 39,717 units at a purchase price of $10.00 per unit and 144,050 units at a purchase price of $10.50 per unit as partial consideration for the purchase price.

During the three months ended March 31, 2005, the REIT provided financing totaling $3,725 to FirstPro for development costs and $3,210 was repaid by FirstPro.

During the three months ended March 31, 2005, $2,744 of amortization expense was related to the write off of the unamortized balance of tenant improvements and intangibles for vacated tenant space.

(All amounts in thousands of dollars, except per unit and unit amounts)

5. Properties Under Development

Properties under development are subject to development agreements with Wal-Mart FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc., the vendors of the properties. Pursuant to the development agreements, the vendors assume responsibility for managing the development of the land and are granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). The vendors will provide financing to the REIT for the development costs of the additional developments. The REIT has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the development loans. During the three months ended March 31, 2005, no developments were completed by the vendors.

6. Mortgages and Loans Receivable

Mortgages receivable totaling $1,600 (December 31, 2004 - $1,600) are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the REIT purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The mortgages receivable are provided to a company in which a trustee of the REIT is an officer and director. The REIT has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties.

A mortgage receivable in the amount of $219 (December 31, 2004 - $221) is secured by a second charge on an income producing property, bears interest at 11.75%, is repayable in blended monthly installments of $3, and is due June 15, 2006.

Loans receivable totaling $7,796 (December 31, 2004 - $7,281) have been provided pursuant to development agreements with FirstPro that are described in Note 4. The loans bear interest at the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25%. The loans are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regards to the loans; however, proceeds of the loans are used to fund improvements to properties owned by the REIT.

Mortgages receivable totaling $33,288 (December 31, 2004 - $21,495) have been provided pursuant to agreements with FirstPro in which the REIT will lend up to $54,257 (including letters of credit facilities totaling $1,200) for use in acquiring and developing six properties in Ontario, Quebec and Newfoundland. These loans bear interest at a weighted average interest rate of 8.55% with interest only payable monthly. The loans are secured by first or second charges on property, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided indemnities and guarantees. The loans are due at various dates in 2009 and 2010 (five years from initial advance). The REIT has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the three months ended March 31, 2005, one property was substantially completed and the REIT exercised its option to acquire a 50% interest. To March 31, 2005, $42,983 has been funded offset by repayments of $9,695, and a letter of credit in the amount of $1,222 has been provided to a municipal authority on behalf of FirstPro.

A mortgage receivable in the amount of $5,011 (December 31, 2004 - $9,345) has been provided to FirstPro, is secured by a second charge on an income producing property, bears interest at 9.00%, is repayable in blended monthly installments of $58 and is due May 1, 2009.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005
(Unaudited)
(All amounts in thousands of dollars, except per unit and unit amounts)

7. Deferred Leasing Costs

	March 31, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tenant inducements	$ 453	$ 123	$ 330	$ 381	$ 112	$ 269
Leasing expenses	209	71	138	195	66	129
	$ 662	$ 194	$ 468	$ 576	$ 178	$ 398

8. Deferred Financing Costs

Deferred financing costs are net of accumulated amortization of $705 (December 31, 2004 - $544).

9. Mortgages Payable

	March 31, 2005	December 31, 2004
Term mortgages	$ 633,211	$ 485,190
Development loans	54,953	45,399
Revolving operating facilities	3,500	17,000
	691,664	547,589
Less: Mortgages payable – assets held for sale	5,273	23,068
	$ 686,391	$ 524,521

Term mortgages bear fixed interest rates ranging from 4.698% to 7.78% (December 31, 2004 – 4.698% to 7.78%), are repayable in blended monthly installments aggregating $4,137 in March 2005 ($3,165 in December 2004), are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages, and are due July 2006 through October 2023.

Development loans totaling $15,393 (December 31, 2004 - $15,711) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.875% to 1.25% (December 31, 2004 – 0.50% to 1.25%), are secured by first and second registered mortgages over specific income properties, and first general assignments of leases and insurance, and are due April 2005 through December 2005. Non-interest bearing development loans, which are carried at the amount of $30,723 (December 31, 2004 - $24,641) using imputed interest rates ranging from 4.03% to 4.59%, and development loans totaling $8,837 (December 31, 2004 - $5,047) as further described in Note 5 bearing interest at bankers acceptance plus 2%, are secured by first mortgages over specific income properties and properties under development, and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or date of earn out.

As at March 31, 2005, the revolving operating facilities bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0% to 0.375% (December 31, 2004 – 0.375% to 0.5%) are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by June 30, 2005 and July 15, 2005. These facilities are authorized to a maximum of $80,000.

As at March 31, 2005, $nil (December 31, 2004 - $15,000) of the variable rate debt is subject to interest rate swap agreements.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005
(Unaudited)
(All amounts in thousands of dollars, except per unit and unit amounts)

All of the income properties of the REIT have been pledged as security under the various debt agreements. The weighted average interest rate of the debt is 5.70% as at March 31, 2005 (5.82% at December 31, 2004).

Approximate principal repayments required to maturity are as follows:

2005	$ 58,899
2006	19,891
2007	15,988
2008	21,727
2009	42,771
2010	28,592
Thereafter	503,796
	$ 691,664

10. Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease with FirstPro. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,537 ($9,547 at December 31, 2004) is $463 at March 31, 2005 ($453 at December 31, 2004).

11. Convertible Debentures

On May 14, 2004, the REIT issued $55,000 of 6.00% convertible unsecured subordinated debentures (the "Subordinated Debentures") due June 30, 2014. The Subordinated Debentures are convertible at the holder's option at any time into trust units at $17.00 per unit and are redeemable at the option of the REIT in cash or units on or after June 28, 2010. As at March 31, 2005, $53,569 of face value of the convertible debentures was outstanding. The convertible debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. These convertible debentures have not been considered in the calculation of diluted net income per unit as the result would have been anti-dilutive.

12. Unitholders' Equity

Authorized

The REIT is authorized to issue an unlimited number of trust units of a single class, each of which represents an equal undivided interest in the trust.

Trust Units Issued and Outstanding

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
Balance of units, beginning of period	33,263,171	11,297,692
Issued for cash	3,101,000	10,948,182
Issued for properties acquired	183,767	40,795
Unit options exercised	85,000	88,000
Debentures converted	57,705	-
Distribution reinvestment plan	13,836	-
Balance of units, end of period	36,704,479	22,374,669

(All amounts in thousands of dollars, except per unit and unit amounts)

On March 10, 2005, the REIT funded the majority of the cash component of the purchase price and costs of acquisition of 100% interests in three retail properties and 60% undivided interests in five other retail properties by issuing 3,101,000 units of the REIT on conversion of its previously issued 3,101,000 subscription receipts. The subscription receipts were issued at a price of $19.35 per unit for gross proceeds of $60,004.

During the three months ended March 31, 2005, holders of debentures with a face value of $981 exercised their conversion privileges resulting in the issuance of 57,705 trust units.

During the three months ended March 31, 2005, the REIT issued 39,717 trust units at $10.00 per unit and 144,050 trust units at $10.50 per unit to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $1,910.

During the three months ended March 31, 2005, 85,000 options with an exercise price of $10 per unit were exercised resulting in the issuance of 85,000 units for gross proceeds of $850.

During the three months ended March 31, 2005, the REIT issued 13,836 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $253.

Deferred Unit Plan

Upon approval, the trustees and officers are eligible to participate in a compensation plan under which deferred units are granted by the Compensation Committee for trustee fees and executive bonuses. Trustees and officers that participate in the plan must elect to contribute between 60% and 100% of their fees or bonus to the plan. The REIT will match the amount participants elect to contribute to the plan. The number of deferred units granted to each participant is determined by dividing two times their elected amount by the volume weighted average price of the REIT's units traded on the TSX for the ten days immediately prior to the date of grant. Deferred units will vest to the participant as follows: 50% on the third anniversary of the grant; 25% on each of the fourth and fifth anniversaries of the grant, subject to provisions for earlier vesting under change of control, retirement, death or termination. A deferred unit granted through the plan entitles the holder, at the holder's option, to receive on or after the vesting date the equivalent number of trust units or under certain conditions, the then current fair market value of the units. In addition, the deferred units will earn additional deferred units for the cash distributions that would have been paid on the deferred unit if it had been issued as a trust unit on the date of grant assuming the reinvestment of the distribution into REIT units. The plan is subject to the approval of the unitholders.

On March 8, 2005, the board of trustees approved the grant of deferred units to trustees and officers which will result in the issuance of 51,641 deferred units.

Distribution Reinvestment Plan

The REIT, as of the June 2004 distribution, has effected a Distribution Reinvestment Plan for its unit holders which allows participants to reinvest their monthly cash distributions in additional trust units at an effective purchase price equal to 97% of the volume weighted average price for the ten business days prior to the distribution date. During the three months ended March 31 2005, 13,836 trust units have been issued under the plan for gross proceeds of $253.

(All amounts in thousands of dollars, except per unit and unit amounts)

Weighted Average Number of Units

Net income per unit is calculated using the weighted average number of units outstanding as follows:

	Three months ended March 31, 2005	Three Months ended March 31, 2004
Basic	34,137,963	16,750,862
Effect of dilutive securities:		
Unit option plan	122,794	176,105
Warrants	-	308,300
Diluted	34,260,757	17,235,267

The potential exercise of development agreement options and convertible debentures has not been included in the calculation of the diluted number of units as these have been determined to be anti-dilutive. The units approved for grant under the Deferred Unit Plan have not been included in the calculation of diluted number of units as the plan is subject to approval by unitholders and they have been determined to be anti-dilutive.

13. Unit Options

Unit Option Plan

On October 24, 2002, the REIT adopted a unit option plan for its trustees, officers, employees and other persons who provide services to the REIT. The maximum number of units issuable upon exercise of such options currently may not exceed 562,000 units. The number of units issuable under the option plan may be increased on an annual basis subject to any required regulatory and unitholder approvals. The plan provides for the granting of options to purchase units of the REIT at not less than the market price at the time of granting. The vesting terms of any options granted are fixed by the Board of Trustees of the REIT at the time of grant. An option's maximum term is five years.

On July 7, 2003, 560,000 unit options were granted to employees and trustees. These options have an exercise price of $10 per unit and expire July 7, 2008. The trading price at the date of grant was $9.94 per unit. All options granted vested immediately except for 60,000 options vesting January 1, 2004 and 60,000 options vesting January 1, 2005. Options totaling 321,600 were exercised to March 31, 2005 (December 31, 2004 – 236,600). The fair value of these options, using the Black Scholes pricing model, was not material. Upon approval and implementation of the Deferred Unit Plan, the REIT does not intend on issuing any further options under this plan.

Development Agreement Options

Pursuant to certain development agreements (see Note 4), FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 or $10.50 per unit (not to exceed 199,975 units and approximately 1,800,000 units respectively). Developments completed in the three months ended March 31, 2005, resulted in the issuance to FirstPro of 39,717 trust units at a price of $10.00 per unit and 144,050 trust units at a price of $10.50 per unit. The exercised options have not been considered in the calculation of diluted earnings per unit as the result would have been anti-dilutive. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

Pursuant to certain development agreements (see Note 5), FirstPro has the right, at its option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). There were no unit issuances to FirstPro under these agreements in the three months ended March 31, 2005. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

(All amounts in thousands of dollars, except per unit and unit amounts)

Development agreement options at date of acquisition

Acquisition Date	Future Development		Option Units	
	$	Square Feet	$ / Unit	Number of units
October, 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000

Development agreement options at March 31, 2005

Acquisition Date	Remaining Future Development		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
October, 2003	46,004	357,282	10.00	20,447
			10.50	1,625,177
February 2004	47,396	443,091	14.00	1,649,426
May 2004	44,107	299,506	15.25	814,041
November 2004	18,678	208,424	17.80	345,000
March 2005	15,914	177,682	19.60	225,000

14. Supplemental Cash Flow Information

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
Interest paid – mortgages and other	$ 8,444	$ 2,392
Interest paid – debentures	$ 9	-
Interest received	$ 1,092	$ 106
Portion of income properties acquired through the assumption of existing mortgages, capital lease obligation, issuance of units and an increase in accounts payable	$ 13,583	$ 3,546
Portion of properties under development acquired through the vendors providing mortgages and an increase in accounts payable	$ 5,840	$ 12,136
Portion of income properties sold by the purchaser's assumption of existing mortgages	$ 23,007	$ -

15. Related Party Transactions

The following related party transactions are those that are not disclosed elsewhere in these statements. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 10, 13, 16, 19 and 20. As at March 31, 2005, FirstPro owned 5,992,013 units of the REIT (16.3% of the issued and outstanding units). FirstPro has options to acquire approximately 4,679,091 units pursuant to development agreements as disclosed in notes 4, 5 and 13. At the current level of ownership FirstPro has the right to nominate two Trustees.

(All amounts in thousands of dollars, except per unit and unit amounts)

During the three months ended March 31, 2005, the REIT earned interest income totaling $1,004 (three months ended March 31, 2004 - $106) from FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended March 31, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $782 (three months ended March 31, 2004 - $216) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended March 31, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $519 (three months ended March 31, 2004 - $628) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the three months ended March 31, 2005 fees totaling $140 (three months ended March 31, 2004 - $nil) were paid to FirstPro under the development and other agreements.

During the three months ended March 31, 2005, the REIT paid fees totaling $366 (three months ended March 31, 2004, - $429) to a legal firm in which a trustee is a partner.

During the three months ended March 31, 2005, the REIT paid fees totaling $90 (three months ended March 31, 2004 - $188) to a trustee for consulting services for public equity offerings.

As at March 31, 2005, amounts totaling $202 (March 31, 2004 - $234) included in accounts receivable were receivable from related parties and amounts totaling $4,865 (March 31, 2004 - $2,137) included in accounts payable were payable to related parties.

16. Investment in Co-ownerships

The REIT's share of the assets, liabilities, revenue and net income from co-ownership activities is as follows:

		March 31, 2005		December 31, 2004
Assets	$	199,497	$	54,270
Liabilities	$	144,248	$	31,885
		Three months ended March 31, 2004		Three months ended March 31, 2004
Revenues				
Rentals from income properties	$	3,174	$	-
Interest		8		-
		3,182		-
Expenses				
Property operating costs		990		-
Interest – mortgages and other		1,136		-
Amortization of income properties				
– tangible components		1,195		-
Amortization of deferred financing costs		3		-
		3,324		-
Net income (loss)	$	(142)	$	-
Cash provided by (used in):				
- operating activities	$	1,297	$	-
- financing activities	$	103,900	$	-
- investing activities	$	(138,557)	$	-

(All amounts in thousands of dollars, except per unit and unit amounts)

The REIT is contingently liable for certain joint venture obligations of its co-venturers in the joint ventures. Management estimates that the assets of the joint ventures are sufficient for the purpose of satisfying such obligations. The remaining interests in the properties are owned by FirstPro.

17. Segmented Disclosures

The REIT owns, develops, manages and operates income properties located in Canada. Management, in measuring the REIT's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles.

The REIT's major tenant is Wal-Mart Canada Inc., accounting for 34.3% of the REIT's March 2005 rental revenue (March 2004 – 26.4%).

18. Assets Held for Sale and Discontinued Operations

During January 2005, the REIT completed the sale of Holland Cross, a 272,550 square foot office property in Ottawa, and Century Park Place, a 75,675 square foot office property in Calgary for gross proceeds of $69,250 resulting in a gain from sale of approximately $12,226.

During the three months ended March 31, 2005, the REIT approved the plan and initiated the program to dispose of 1000 Waverly, a 59,439 square foot industrial property in Winnipeg, 110 Lowson Crescent, a 53,100 square foot industrial property, 1300 Church, a 40,600 square foot industrial property in Winnipeg and Collingwood, a 7,210 square foot retail property in Calgary. The disposals were undertaken by the REIT to continue its focus on retail properties and are expected to be completed in second quarter of 2005. As a result, the cost of these properties was allocated to properties held for sale and the results of operations reclassified to discontinued operations.

Assets held for sale:

	March 31, 2005	December 31, 2004
Assets		
Income properties	$ 9,043	$ 63,261
Deferred leasing costs	92	969
Deferred financing costs	35	47
Prepaid expenses and deposits	3	3
	9,173	64,280
Liabilities		
Mortgages payable	5,273	32,601
Net assets held for sale	$ 3,900	$ 31,679

(All amounts in thousands of dollars, except per unit and unit amounts)

The operating results of these properties for 2005 and 2004 have been reclassified as discontinued operations.

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
Revenues		
Rentals from income properties	$ 603	$ 2,801
Expenses		
Property operating costs	473	1,230
Interest – mortgages	157	555
Amortization of income properties -tangible components	8	322
Amortization of deferred leasing costs	1	28
Amortization of deferred financing costs	3	4
	642	2,139
Net income (loss) from discontinued operations	$ (39)	$ 662
Gain from sale of real estate assets	$ 12,226	$ -

19. Commitments and Contingencies

The REIT has entered into development agreements as disclosed in Note 4 and 5. The estimated potential commitments payable under the agreements total approximately $172,000.

The REIT has entered into agreements with FirstPro in which the REIT will lend monies to FirstPro as disclosed in Note 6. The estimated remaining amounts to be provided under the agreements total $17,648.

One of the REIT's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the REIT has an option to extend for a further 10 years.

Letters of credit totaling $6,755 have been issued on behalf of the REIT by the REIT's bank as security for mortgages and for maintenance obligations to municipal authorities.

Under the terms of the deferred unit plan as disclosed in Note 12, the potential future unrecorded liabilities are approximately $499.

(All amounts in thousands of dollars, except per unit and unit amounts)

20. Subsequent Events

On February 3, 2005, the REIT entered into an agreement to sell 1000 Waverley, 110 Lowson Crescent and 1300 Church Avenue, three industrial properties located in Winnipeg for gross proceeds of $9,300. It is expected that the proceeds will be settled by the purchaser assuming mortgages on each property totaling approximately $5,255 and the remainder in cash. The gain on sale is estimated to be approximately $720. The transaction is expected to be completed by June 2005.

On March 21, 2005, the REIT entered into an agreement to purchase a 91,248 square foot retail property in Abbotsford, BC. The purchase price of the property will be approximately $16,900 including costs of acquisition. The cost of the property will be satisfied as follows: by assumption of existing mortgage financing of approximately $11,900 and by payment of the balance in cash. The REIT intends to fund the cash component from proceeds from sale of properties and from working capital. The transaction is expected to be completed by June 2005.

Subsequent to March 31, 2005, the REIT entered into agreements to acquire freehold and leasehold interests in 45 properties from FirstPro and Wal-Mart Canada Realty Inc. These interests include the co-ownership interests owned by FirstPro in seven properties where the REIT owns the other co-ownership interests (see Note 16). The price of the properties will be approximately $1,175,000 (including acquisition and financing costs of approximately $40,000) of which approximately $185,000 relates to three properties in which the REIT will acquire leasehold interests. The properties comprise approximately 5,199,379 net square feet of leased area of which approximately 2,081,739 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 2,992,922 net square feet. The cost of the properties will be satisfied as follows: by assumption of existing mortgages of $282,000, by obtaining first mortgage and unsecured bridge financing of approximately $306,000; by way of vendor take back mortgages of approximately $31,000; by FirstPro subscribing to Class A units of a limited partnership to be formed by the REIT and by payment of the balance in cash. The REIT intends to fund the cash component by issuance of additional units of the REIT. The agreement with FirstPro includes issuing special voting units to FirstPro, an increase in FirstPro's ability to nominate trustees, the REIT acquiring a portion of FirstPro's development and leasing operations, the REIT's head office being relocated to Toronto and appointment of new senior management. The transaction is expected to be completed by August 2005 and is subject to due diligence, unitholder and regulatory approval and other customary conditions.

On April 15, 2005, the REIT completed the sale of Collingwood Plaza, a retail property located in Calgary, for gross proceeds of $1,275 resulting in a gain from sale of approximately $350.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

MARCH 31, 2005

Dated May 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Period Ended March 31, 2005
(All amounts in thousands of dollars, except per unit and unit amounts)

The following management discussion and analysis of the financial condition and results of operations should be read in conjunction with Calloway Real Estate Investment Trust's ("Calloway" or "REIT") Unaudited Consolidated Financial Statements and notes thereto for the quarter ended March 31, 2005, Calloway's Unaudited Consolidated Financial Statements and Calloway's Management's Discussion and Analysis for the quarters ended September 30, 2004, June 30, 2004, March 31, 2004, September 30, 2003 and June 30, 2003 and Calloway's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2004 and for the year ended December 31, 2003. Historical results and percentage relationships contained in our consolidated financial statements and management discussion and analysis, including trends which might appear, should not be taken as indicative of our future operations and financial position. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. Additional information about Calloway filed with Canadian securities commissions, including periodic quarterly and annual reports and the Annual Information Form (AIF) is available on-line at www.sedar.com.

This discussion may contain forward-looking statements which are based on our expectations, estimates and forecasts. These statements are subject to risks and uncertainties that are difficult to predict or control. These risks and uncertainties could cause actual results to differ materially from those indicated. These risks and uncertainties are described elsewhere in this discussion and in other regulatory filings. Readers should not place undue reliance on any such forward-looking statements. We disclaim any intention or obligation to update or revise any such statement as a result of new information, the occurrence of future events or otherwise.

These forward-looking statements are made as of May 11, 2005, and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

BUSINESS OVERVIEW

Calloway is an unincorporated "closed end" trust created by a Declaration of Trust and governed by the laws of the Province of Alberta. Calloway's units are publicly traded and listed on the Toronto Stock Exchange under the symbol CWT.UN. Calloway was created to invest in a diversified portfolio of income-producing rental properties located in Canada and is now focused specifically on the acquisition of high quality retail properties.

Calloway's primary objectives are to:

- deliver reliable and growing cash distributions to unitholders on a tax-deferred basis; and
- increase and maximize unitholder value.

HIGHLIGHTS OF THE QUARTER

($000's except per unit and other data)	March 2005	March 2004
Real estate assets	$ 1,197,805	$ 543,467
Total assets	$ 1,230,198	$ 552,970
Mortgages payable	$ 691,664	$ 288,118
Convertible debentures	$ 51,612	$ -
Revenue	$ 33,456	$ 10,944
Net income from continuing operations	$ 1,593	$ 2,449
Net income from continuing operations per unit - basic	$ 0.046	$ 0.146
Net income from continuing operations per unit - diluted	$ 0.045	$ 0.142
Net income	$ 13,780	$ 3,111
Net income per unit – basic	$ 0.403	$ 0.186
Net income per unit – diluted	$ 0.401	$ 0.181
Distributions declared and payable	$ 10,881	$ 5,366
Distributions per unit	$ 0.3150	$ 0.2877
Units outstanding	36,704,479	22,374,669
Weighted average units outstanding	34,137,963	16,750,862
Number of properties	63	35
Total leaseable area (square feet)	8,802,151	4,254,107
Occupancy	97.22%	98.83%
Average net rent in place (per square foot)	$ 11.42	$ 11.27

QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information of Calloway:

($000's except per unit and other data)	Mar 31/05 (unaudited)	Dec 31/04 (unaudited)	Sep 30/04 (unaudited)	Jun 30/04 (unaudited)	Mar 31/04 (unaudited)	Dec 31/03 (unaudited)	Sep 30/03 (unaudited)	Jun 30/03 (unaudited)
Revenues	33,456	28,160	26,382	21,103	10,944	4,990	2,163	2,394
Net income from continuing operations	1,593	1,361	4,069	3,094	2,449	1,882	846	1,975
Net income per unit[1] from continuing operations- basic	0.046	0.043	0.135	0.118	0.146	0.196	0.138	0.329
- diluted	0.045	0.043	0.134	0.116	0.142	0.192	0.138	0.329
Net income	13,780	1,983	4,602	3,719	3,111	2,591	1,925	2,878
Net income per unit[1] - basic	0.403	0.063	0.153	0.141	0.186	0.270	0.314	0.479
- diluted	0.401	0.063	0.152	0.140	0.181	0.264	0.313	0.479
Distributable income	12,097	10,714	11,026	8,818	5,204	2,913	2,021	1,864
Distributable income per unit-basic	0.354	0.340	0.366	0.335	0.311	0.303	0.330	0.310
Distributions paid	10,881	10,115	9,508	8,252	5,366	2,950	1,764	1,730
Units outstanding	36,704,479	33,263,171	30,335,918	30,032,655	22,374,669	11,297,692	6,132,167	6,132,167
Weighted average units outstanding	34,137,963	31,489,849	30,097,376	26,324,579	16,750,862	9,606,108	6,132,167	6,011,084
Total assets	1,230,198	1,014,618	934,936	930,773	552,970	228,915	118,687	119,802
Total debt[2]	743,739	600,525	559,743	551,532	288,541	117,550	62,375	63,447

Notes:

(1) Net income per unit and distributable income per unit were calculated using the weighted average number of units outstanding for the quarter.

(2) Total debt includes mortgages payable, capital lease obligations and convertible debentures.

(3) Management uses distributable income, distributable income per unit and cash from operations to analyze operating performance and leverage. Distributable income, distributable income per unit and cash from operations as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable income and cash flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. All references to distributable income throughout this report are based on the description provided later in the Distributable Income section. All references to cash from operations throughout this report are based on cash flow from operating activities before changes in other non-cash operating items and expenditures on deferred leasing costs.

RESULTS OF OPERATIONS

Occupancy rates were as follows at the end of each of the following periods: March 31, 2005 – 97.2%; December 31, 2004 – 97.8%; March 31, 2004 – 98.8%.

Financial Results

($000's except per unit)	Three months Ended March 31 2005	2004	Variance
Rentals from income properties	$ 32,337	$ 10,820	$ 21,517
Interest income	1,119	124	995
	33,456	10,944	22,512
Property operating costs	10,899	3,586	7,313
Interest expense – mortgages and other	8,327	2,385	5,942
Interest expense –debentures	854	-	854
Amortization of income properties – tangible components	5,114	1,450	3,664
Amortization of income properties – intangible components	5,871	566	5,305
Amortization of deferred leasing costs	30	20	10
Amortization of deferred financing costs	162	44	118
General and administrative expenses	606	444	162
	31,863	8,495	23,368
Net income from continuing operations	1,593	2,449	(856)
Discontinued operations			
Net loss from discontinued operations	(39)	662	(701)
Gain from sale of real estate assets	12,226	-	12,226
	12,187	662	11,525
Net income	13,780	3,111	10,669
Add (deduct)			
Gain on sale of income properties	(12,226)	-	(12,226)
Amortization of income properties – tangible components	5,114	1,450	3,664
Amortization of income properties – intangible components	5,871	566	5,305
Amortization of income properties – discontinued operations	8	322	(314)
Debenture liability accretion	53	-	53
Straight lining of rents	(503)	(246)	(257)
Distributable income	$ 12,097	$ 5,203	$ 6,894
Distributable income per unit-basic	$ 0.354	$ 0.311	
Distributable income per unit-diluted	$ 0.343	$ 0.302	

Acquisition of Income Properties

The twelve Wal-Mart-FirstPro properties acquired on May 14, 2004, the respective interests in the Laval and Halifax properties, the six Wal-Mart-FirstPro properties acquired on November 30, 2004, Anjou, Sarnia and the respective interests in the eight Wal-Mart-FirstPro properties acquired effective March 1, 2005 were acquired subsequent to March 31, 2004 and were therefore not included in the financial results for the three months ended March 31, 2004. These properties are collectively referred to as "Other Properties". These Other Properties provided gross rental income of $15,684 and net income of $161 for the period January 1, 2005 to March 31, 2005. In addition, the twelve Wal-Mart-FirstPro properties ("The Centres") acquired on February 16, 2004, provided an additional gross rental income of $4,960 and net loss of $1,241 for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004.

Results of Operations for three months ended March 31, 2005 compared to the three months ended March 31, 2004

Rental from Income Properties

Rentals from income properties for the three months ended March 31, 2005 increased by $21,517 when compared to the three months ended March 31, 2004. The increase was mostly due to the acquisition of the Other Properties and The Centres. Rentals from income properties for the three months ended March 31, 2005 included $503 from the prospective application of the recognition of rents from step leases on a straight line basis over the remaining life of the lease. The reduction to allowance for doubtful accounts for the period amounted to $87.

Allowance for Doubtful Accounts

During the three months ended March 31, 2005, retail tenants operating in 109,741 square feet in nine retail properties filed for protection under the Companies' Creditors Arrangement Act or declared bankruptcy. Total annual gross rental payments are approximately $2,489. The tenants have repudiated leases in all locations. Two location comprising 16,885 square feet have been leased to new tenants at a rental rates in excess of the repudiated leases.

Interest Income

Interest income consists primarily of interest received on the mortgages and loans receivable portfolio. Interest income for the three months ended March 31, 2005 has increased by $995, compared to the same period ended March 31, 2004. This increase is due to the additional loans provided to FirstPro.

Property Operating Costs

Total property operating costs increased to 33.7% of rental revenue for the three months ended March 31, 2005 as compared to 33.1% for the prior period. Property operating costs tend to be fully recovered under leases with the exception of vacant space.

Interest Expense

Interest expense for mortgages and other items consists primarily of interest paid on mortgages on the income property portfolio. The weighted average interest rate was 5.70% as at March 31, 2005, as compared to 5.82% as at December 31, 2004 and 5.77% as at March 31, 2004.

Interest expense for mortgages and other items for the three months ended March 31, 2005 has increased by $5,942, compared to same period ended March 31, 2004. This increase is due to the substantial increase in mortgage debt arising from the acquisition of the Other Properties.

On May 14, 2004 Calloway issued $55,000 of 6% convertible unsecured subordinated debentures. In the three month period ended March 31, 2005 the total interest expense, including accretion expense, on these debentures was $854.

Amortization

Amortization of income properties for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 has increased as a result of the acquisition of the Other Properties and for the increased amortization rate relating to the allocation of purchase price of acquisitions to tenant improvements and intangibles. In addition, during the three months ended March 31, 2005, $2,744 of amortization expense was related to the write off of unamortized balance of intangibles for vacated tenant space.

Amortization of deferred leasing costs increased due to tenant inducements and leasing expenses incurred for new and renewed tenants. Amortization of deferred financing costs increased mainly due to financing fees incurred on new and renewed financing.

General and Administrative Expenses

General and administrative expenses are essentially comprised of: executive salaries, bonuses and benefits net of recoveries, trustee fees, transfer agent fees, filing fees, press releases, printing costs, rent, office and other related expenses, and professional fees such as audit fees and legal fees.

General and administrative expenses for the three months ended March 31, 2005 have increased compared to the three months ended March 31, 2004, due to increased salaries and additional employees, additional trustees and meetings thereof, increased investor relation and stock exchange costs, and increased audit and legal fees all as a result of Calloway's significant growth.

Discontinued Operations

In accordance with CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, Calloway has classified the following properties as discontinued operations.

Properties sold during the three months ended March 31, 2005

Property Type	Property Name	Property Location	Closing Date	GLA (sq ft)
Office	Holland Cross	Ottawa, ON	January 10, 2005	272,550
Office	Century Park Place	Calgary, AB	January 14, 2005	75,675

Properties Held for Sale at March 31, 2005

Property Type	Property Name	Property Location	GLA (sq ft)
Industrial	1000 Waverley	Winnipeg, MB	59,439
Industrial	110 Lowson Crescent	Winnipeg, MB	53,100
Industrial	1300 Church Avenue	Winnipeg, MB	40,600
Retail	Collingwood Plaza	Calgary, AB	7,210

During the three months ended March 31, 2005, the Holland Cross and Century Park Place office buildings were sold for gross proceeds of $69,250 resulting in gain from sale of $12,226.

Net Income
Distributable Income

As a result of the items discussed above, net income and distributable income for the three months ended March 31, 2005 were greater than the three months ended March 31, 2004 by $10,669 (343%) and $6,894 (113%), respectively. Distributable income per unit-basic for the three months ended March 31, 2005 was $0.354 as compared to the same period in 2004 of $0.311.

The trustees passed a resolution to clarify the definition of distributable income as provided for in the Declaration of Trust. The resolution provides that distributable income means income of the trust in accordance with Canadian GAAP adjusted for: adding back decrease in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on dispositions of assets, and amortization of any net discount on long-term debt assumed from vendors of properties at rates of interest less than fair value; and, deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value.

FINANCIAL POSITION

Income Properties

Net book value of income properties increased to $1,098,934 as at March 31, 2005, an increase of $232,813 from the net book value of $866,121 as at December 31, 2004. This increase is due to the acquisition of interests in the eight properties from FirstPro and Wal-Mart, Anjou, Sarnia, and the properties acquired under the development agreements offset by the reclassification of assets held for sale and amortization recorded during the period.

Included in income properties is land acquired during 2003 and subject to development agreements with the vendors of the property. These lands have a potential future development of 372,872 square feet of retail space. The vendors pay to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects Management's estimate of a fair market

return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, the vendors assume responsibility for the cost of developing the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). Calloway provides financing to the vendors for the development costs of the additional developments. Calloway has provided a second mortgage on a specific property in the amount of $10,000 to the vendors as security for payment of the additional proceeds. The obligation of the vendors is secured by units of Calloway having a value in excess of the remaining undeveloped land value from time to time. The vendors are part of the FirstPro Group of Companies ("FirstPro") which is owned by a significant unitholder of Calloway and in which a trustee serves as an officer. Calloway will lend to FirstPro, at Calloway's cost of funds, monies required to complete the developments. It is projected that these lands will be fully developed in four years at an additional cost of $46,004 to Calloway.

Included in income properties is land acquired during 2004 and subject to a development agreement with the co-owner (a FirstPro company) of the property. This land has a potential future development of 3,100 square feet of retail space. The co-owner pays to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreement, the co-owner assumes responsibility for the cost of developing the land and is granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on the land. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. Calloway will lend to the co-owner, at Calloway's cost of funds, monies required to complete the developments. It is projected that the land will be fully developed in one year at an additional cost of $425 to Calloway.

During the three months ended March 31, 2005, the vendors completed the development of 41,318 square feet of retail space resulting in an acquisition cost of $4,774. The vendors elected to receive 39,717 units at a purchase price of $10.00 per unit and 144,050 units at a purchase price of $10.50 per unit as partial consideration of the purchase price. During the period, Calloway provided financing totaling $3,725 to the vendors for development costs and $3,210 was repaid by the vendors.

Properties Under Development

Included in the acquisition of properties from Wal-Mart-FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc. was land under development. These lands will be developed by Calloway subject to development agreements with the vendors of the properties. Pursuant to the development agreements, the vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). The vendors have provided acquisition financing at 0% and will provide development financing at a rate of bankers acceptance plus 200 basis points. Calloway has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the acquisition and development loans. In the event that the vendors do not elect

to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. It is projected that these lands will be fully developed in four years. During the three months ended March 31, 2005, no developments were completed by the vendors.

A summary of each acquisition is as follows:

Development agreement options at date of acquisition

Acquisition Date	Future Development		Option Units	
	$	Square Feet	$ / Unit	Number of units
October, 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000

Development agreement options at March 31, 2005

Acquisition Date	Remaining Future Development		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
October, 2003	46,004	357,282	10.00	20,447
			10.50	1,625,177
February 2004	47,396	443,091	14.00	1,649,426
May 2004	44,107	299,506	15.25	814,041
November 2004	18,678	208,424	17.80	345,000
March 2005	15,914	177,682	19.60	225,000

During the three months ended March 31, 2005, the vendors have provided development financing totaling $4,778.

Mortgages and Loans Receivable

Mortgages and loans receivable increased to $47,914 as at March 31, 2005 from $39,942 as at December 31, 2004. The increase is due to loans provided to FirstPro for use in their acquisition and development of property in which Calloway has an option upon completion to acquire a 50% interest and for development loans provided to FirstPro for construction on lands under development owned by Calloway offset by repayment by FirstPro of loans on income producing properties.

Other Assets

Deferred financing costs increased to $5,406 as at March 31, 2005 from $4,782 as at December 31, 2004. This increase is due to the fees and other charges for the new debt financing for properties acquired in the first three months of 2005.

Prepaid expenses and deposits increased to $3,034 as at March 31, 2005 from $2,389 as at December 31, 2004, an increase of $645. This increase is mainly a result of increased prepaid realty taxes offset by decreased deposits for potential acquisitions.

Accounts receivable increased to $9,172 as at March 31, 2005 from $6,204, as at December 31, 2004, an increase of $2,968. This increase is due mainly to increase in accrual of common area recoverables for operating costs and property taxes in excess of recoveries charged to tenants, rents receivable due to increase in properties, accrual of rental revenue on straight line basis over the term of the lease, and accrual of interest receivable on mortgages receivable.

Mortgages Payable

Mortgages payable increased to $691,664 as at March 31, 2005 from $547,589 as at December 31, 2004, an increase of $144,075. This increase arose from new term mortgages totaling $165,044, assumed mortgages totaling $7,979, vendor take back mortgages of $6,083 on properties acquired, advances of development loans of $4,778, offset by repayment of development loans of $1,305, term mortgages assumed by the purchaser of Holland Cross of $23,007 and principal repayments totaling $1,997 and net repayments of floating rate debt totaling $13,500.

The mortgages payable bear interest at the weighted average interest rate of 5.70% (December 31, 2004- 5.82%) and mature between 2005 and 2023. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 8.89 years (9.65 years for term debt). Future principal payments as a percentage of mortgages and other debt payable are as follows:

Year	Payments of principal	Debt maturing during year	Total	% of Total	Weighted average interest rate (%)
2005	8,232	50,667	58,899	8.52	3.19
2006	11,813	8,078	19,891	2.88	4.23
2007	12,457	3,531	15,988	2.31	5.30
2008	13,016	8,711	21,727	3.14	6.07
2009	13,139	29,632	42,771	6.18	5.61
2010	13,383	15,209	28,592	4.13	5.98
2011	13,525	19,548	33,073	4.78	6.71
2012	13,558	5,748	19,306	2.79	6.42
2013	13,339	31,525	44,864	6.49	6.16
2014	12,833	70,482	83,315	12.05	5.92
2015	11,157	82,359	93,516	13.52	6.06
2016	10,350	31,061	41,411	5.99	6.05
2017	9,655	41,964	51,619	7.46	6.23
2018	7,297	32,668	39,965	5.78	5.62
2019	6,193	46,385	52,578	7.60	6.01
Thereafter	8,620	35,529	44,149	6.38	5.69
Total	$ 178,567	$ 513,097	$ 691,664	100.00	5.70

Approximately $27,730 or 4.00% of the mortgages payable balance as at March 31, 2005 is comprised of variable rate debt.

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of the gross book value of Calloway or 65% if convertible debentures are issued. (Gross book value is defined as total assets plus accumulated amortization of income properties). Total mortgages payable (including capital lease obligations) as a percentage of gross book value was 55.0% as at March 31, 2005, as compared to 52.9% as at December 31, 2004 and 51.9% as at March 31, 2004. Total debt (mortgages payable, capital lease obligations and convertible debentures) as a percentage of gross book value was 59.1% as at March 31, 2005 (December 31, 2004 – 58.0%).

Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,537 is $463 at March 31, 2005.

Convertible Debentures

On May 14, 2004, Calloway issued $55,000 of 6.00% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible into trust units at $17.00 per unit and are redeemable at the option of Calloway in cash or units on or after June 28, 2010. As at March 31, 2005 $53,569 of face value of the debentures was outstanding. The debentures were divided into their liability and equity components, measured at their respective fair values at time of issue.

Lease Commitment

One of Calloway's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011, and Calloway has an option to extend for a further 10 years.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities increased to $29,963 as at March 31, 2005 from $22,587 as at December 31, 2004 an increase of $7,376. The increase is a result of the accrual for property taxes and operating costs, holdbacks for costs to complete on properties acquired, additional distributions to unitholders and an increase in net GST payable.

Unitholders' Equity

Unitholders equity increased to $456,496 as at March 31, 2005 from $391,506 as at December 31, 2004 an increase of $64,990. This increase was due to the issuance of units for partial consideration on purchase of income properties, units issued under the provisions of development agreements, exercise of options and net income, offset by distributions to unitholders, and costs of the issuance of units.

It is our intent to make monthly cash distributions to unitholders of approximately 90% of Calloway's Distributable Income. For the three months ended March 31, 2005, distributions amounting to 89.9% of distributable income were made or declared.

LIQUIDITY AND CAPITAL RESOURCES

Calloway's principal sources of liquidity are its ability to generate cash from operations, arrange new loans, and offer units to the public. For the three months ended March 31, 2005, cash from operations totalled $12,303, an increase of $6,993 from the three months ended March 31, 2004.

During the three months ended March 31, 2005, term mortgages and development loans increased by $144,075. New term mortgages and mortgages provided by vendors were $171,041, advances under development loans was $4,778, net adjustment for imputed interest on non-interest bearing development loans was $86, a term mortgage in the amount of $7,979 was assumed by Calloway, a term mortgage in the amount of $23,007 was assumed by the purchaser of Holland Cross, a development loan in the amount of $1,305 was repaid and mortgage repayments were $1,997. During the same period there was a net repayment in the revolving operating facility of $13,500

Unit issuances for the three months ended March 31, 2005, resulted in gross proceeds of $63,998.

During January 2005, Calloway completed the acquisition of a retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, Calloway completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by assumption of existing mortgage of $7,979 and by the payment of the balance in cash

On March 10, 2005, Calloway completed the acquisition of 100% interests in three retail properties and 60% interests in five others for a cost of $229,731. The purchase price was satisfied by issuing term mortgages on seven of the properties totaling $155,210, by the vendors providing mortgages on one of the properties totaling $5,997, by issuing 3,101,000 units at a price of $19.35 per unit for gross proceeds of $60,004 and by working capital.

We expect to be able to meet all of Calloway's ongoing obligations, and maintain cash distributions to unitholders, based on Calloway's cash flow from operations and its borrowing capacity. We expect to fund growth by using borrowing capacity and issuing units.

RELATED PARTY TRANSACTIONS

The following related party transactions are those that are not disclosed elsewhere in this document. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 10, 13, 16, 19 and 20 of the unaudited consolidated financial statements for the three months ended March 31, 2005. As at March 31, 2005, FirstPro owned 5,992,013 units of Calloway (16.3% of the issued and outstanding units). At this level of ownership FirstPro has the right to nominate two trustees.

During the three months ended March 31, 2005, Calloway earned interest income totaling $1,004 (three months ended March 31, 2004 - $106) from FirstPro and another company in which trustees of Calloway are officers and directors.

During the three months ended March 31, 2005, under the terms of property management agreements, Calloway paid property management fees totaling $782 (three months ended March 31, 2004 - $216) to companies in which trustees of Calloway are officers and directors.

During the three months ended March 31, 2005, under the terms of development agreements, Calloway received opportunity fees, head lease rents and operating recoveries totaling $519 (three months ended March 31, 2004 - $628) from FirstPro and Wal-Mart-FirstPro Partnership. During the three months ended March 31, 2005 fees totaling $140 (three months ended March 31, 2004 - $nil) were paid to FirstPro under the development and other agreements.

During the three months ended March 31, 2005, Calloway paid fees totaling $366 (three months ended March 31, 2004 - $429) to a legal firm in which a trustee is a partner.

During the three months ended March 31, 2005, Calloway paid fees totaling $90 (three months ended March 31, 2004 - $188) to a trustee for consulting services for public equity offerings.

As at March 31, 2005, amounts totaling $202 included in accounts receivable were receivable from related parties and amounts totaling $4,865 included in accounts payable were payable to related parties.

RISKS AND UNCERTAINTIES

Real Property Ownership

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

The primary risk facing Calloway is the potential for declining revenue arising from increased vacancies or declining rental rates. Calloway has reduced this risk by diversifying its holdings geographically across Canada while focusing its acquisition strategy on high quality retail properties. These properties provide tenants with lower operating costs and tend to be less costly to lease than most other types of commercial real estate. Wal-Mart Canada Inc. comprises approximately 34.27% of the rental revenue as at March 31, 2005. As at March 31, 2005, 9.98% of leases renew prior to January 1, 2010.

Management of Calloway is subject to investment guidelines and operating criteria as set forth in the Declaration of Trust. This includes appropriate due diligence procedures for property acquisitions, the amount of leverage allowed, and review of operations by the Trustees.

Credit Risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Calloway mitigates this risk of credit loss by ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies.

With the exception of Wal-Mart, no one tenant group represents more than 4.47% of annual gross revenues. Calloway's nine largest tenant groups, excluding Wal-Mart, represent approximately 25.65% of annual gross revenues. Calloway's tenant mix, led by Wal-Mart, includes international and national retailers. The names noted below are the names of the parent or operating name and are not necessarily the covenant under the lease.

1.	Wal-Mart	$	47,877	34.27%
2.	Reitmans Group	$	6,242	4.47%
3.	Winners	$	5,056	3.62%
4.	Mark's Work Wearhouse	$	4,502	3.22%
5.	Best Buy/Future Shop	$	4,165	2.98%
6.	HBC / Zellers	$	4,035	2.89%
7.	Staples/Business Depot	$	3,630	2.60%
8.	Sobey's / IGA	$	3,465	2.48%
9.	Cara Group	$	2,901	2.08%
10.	Payless Shoesource	$	1,826	1.31%

During the three months ended March 31, 2005 SAAN filed for protection under Companies' Creditors Arrangement Act. They have repudiated leases in eight locations. The financial effect is discussed above in the Allowance for Doubtful Accounts section.

Further risks arise in the event that borrowers default on the repayment of their mortgages to Calloway. Such risk is mitigated through due diligence, the evaluation of the worth of underlying real estate security and, where possible, obtaining a secondary source of security.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that Calloway may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon lease expiry. With the acquisition of relatively new retail properties, with a significant portion of leases being ten years and greater in term, we have a relatively low amount of space expiring in any one year for the next 7 years.

	Area (sf)	% Area
2005	88,225	1.00%
2006	111,500	1.27%
2007	272,252	3.09%
2008	170,653	1.94%
2009	235,870	2.68%
2010	370,769	4.21%
2011	370,451	4.21%
Thereafter	6,937,725	78.82%
Vacancy as at March 31, 2005	244,706	2.78%
Total	8,802,151	100.00%

Debt Financing and Interest Rate Risk

Calloway is exposed to interest rate risk in regard to its debt. It minimizes this risk by restricting total indebtedness to 60% of gross book value (65% including convertible debentures). Calloway attempts to stagger maturity dates of term debt including matching maturity dates to Wal-Mart renewal dates. In addition, because of the current historically low interest rate environment, we have financed a significant component of our 2004 and 2005 acquisitions with debt having terms in excess of ten years. As at March 31, 2005, over 72% of total debt matures in greater than five years.

Calloway has arranged floating rate operating facilities limited to $80,000. In addition, Calloway has floating rate development loans with banks and vendors of properties. At March 31, 2005, $27,730 was

drawn under these facilities and loans. There is a risk that the lenders will not refinance the facilities and loans on terms and conditions acceptable to Calloway, refinance the loans with term debt, or on terms at all. For every 1% increase in the applicable floating rate, interest expense would increase and net income would decrease by $277 and net income per unit and distributable income per unit on an annual basis would decrease by $0.008 and $0.008 respectively.

Unitholder Liability

There is a risk, which is considered to be remote in the circumstances, that unitholders could be held personally liable for obligations of Calloway to the extent that these claims are not satisfied by Calloway. We have taken steps to mitigate this risk, including obtaining appropriate operational and asset insurance and, where feasible, attempting to have every material written contract or commitment of Calloway contain an express disavowal of liability against the unitholders, trustees and employees of Calloway. In addition, legislation has been enacted in Alberta and Ontario which limits the personal liability of unitholders in trusts for the trusts liabilities.

Environmental Risk

Calloway is subject to Canadian laws relating to the environment. Most of these laws deal primarily with the removal and remediation of hazardous substances. Environmental risk is relevant to Calloway's ability to sell or finance affected properties and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Calloway. We are not aware of any material non-compliance with environmental laws or regulations with regard to Calloway's properties, or of any pending or threatened actions, investigations or claims against Calloway relating to environmental matters. In accordance with the Declaration of Trust, Calloway must conduct an environmental review through third party consultants prior to acquiring properties.

Land Leases

To the extent the properties in which Calloway has an interest are located on leased land, the land leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which results in Calloway being taxed on a basis other than undistributed taxable income.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that FirstPro (a significant unitholder), the Trustees, executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing. Existing Non-Competition Agreements address those conflicts of interest with executive management.

The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict

with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities. David Calnan, an officer and Trustee of Calloway, is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Simon Nyilassy, a Trustee of Calloway, is an officer of FirstPro, a group of companies from which Calloway has purchased income properties, entered into development agreements with, and provided loans to. FirstPro also provides property management services to Calloway. Kevin Pshebniski, a Trustee of Calloway, is an officer and director of Hopewell Development Corporation, to which Calloway has provided loans and which provides property management services to Calloway. Michael Young, a Trustee of Calloway, provides equity raising services to Calloway.

The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions, and refrain from voting.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway were to be unable to raise additional funds on favourable terms or for other reasons, certain of its acquisition or development activities may be curtailed and in certain cases Calloway may be unable to fulfill commitments under various agreements.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

We have determined that there is no change in our assessment of the risks and uncertainties as detailed in our management discussion and analysis for the year ended December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

Calloway's significant accounting policies are disclosed in Note 3 to the unaudited consolidated financial statements for the quarter ended March 31, 2005 and in Note 3 to the audited consolidated financial statements for the year ended December 31, 2004. An estimate is considered critical if it requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Calloway's condition, changes in financial position or results of operations. We have determined that there is no change in our disclosure of critical accounting estimates as detailed in our management discussion and analysis for the year ended December 31, 2004.

NEW ACCOUNTING POLICIES ADOPTED IN 2005

The Canadian Institute of Chartered Accountants ("CICA") has not issued any accounting pronouncements that impacted the accounting policies of Calloway for the first quarter of 2005.

FUTURE CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements of the CICA have been reviewed and none have been identified as requiring a change to the accounting polices of Calloway at this time. Calloway is aware of several accounting policies under review by the CICA which may have an affect on its accounting policies. As final release of the pronouncements has not occurred at this time, Calloway has not yet made an assessment of the impact on the financial statements in the future.

SUBSEQUENT EVENTS

On February 3, 2005, Calloway entered into an agreement to sell 1000 Waverley, 110 Lowson Crescent and 1300 Church Avenue, three industrial properties located in Winnipeg, for gross proceeds of $9,300. It is expected that the proceeds will be settled by the purchaser assuming mortgages on each property totaling approximately $5,255 and the remainder in cash. The gain on sale is estimated to be approximately $720. The transaction is expected to be completed by June 2005.

On March 21, 2005, Calloway entered into an agreement to purchase a 91,248 square foot retail property in Abbotsford, BC. The purchase price of the property will be approximately $16,900 including costs of acquisition. The cost of the property will be satisfied as follows: by assumption of existing mortgage financing of approximately $11,900 and by payment of the balance in cash. Calloway intends to fund the cash component from proceeds from sale of properties and from working capital. The transaction is expected to be completed by June 2005.

Subsequent to March 31, 2005, Calloway entered into agreements to acquire freehold and leasehold interests in 45 properties from FirstPro and Wal-Mart Canada Realty Inc. These interests include the co-ownership interests owned by FirstPro in seven properties where Calloway owns the other co-ownership interests. The purchase price of the properties will be approximately $1,175,000 (including acquisition and financing costs of approximately $40,000) of which approximately $185,000 relates to three properties in which Calloway will acquire leasehold interests. The properties comprise approximately 5,199,379 net square feet of leased area of which approximately 2,081,739 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 2,992,922 net square feet. The cost of the properties will be satisfied as follows: by assumption of existing mortgages of $316,000, by obtaining first mortgage and unsecured bridge financing of approximately $306,000; by way of vendor take back mortgages of approximately $31,000; by FirstPro subscribing to Class A units of a limited partnership to be formed by Calloway and by payment of the balance in cash. Calloway intends to fund the cash component by issuance of additional units of Calloway. The agreement with FirstPro includes issuing special voting units to FirstPro, an increase in FirstPro's ability to nominate trustees, Calloway acquiring a portion of FirstPro's development and leasing operations, Calloway's head office being relocated to Toronto, and appointment of new senior management. The transaction is expected to be completed by August 2005 and is subject to due diligence, unitholder and regulatory approval and other customary conditions.

On April 15, 2005, Calloway completed the sale of Collingwood Plaza, a retail property located in Calgary, for gross proceeds of $1,275 resulting in a gain from sale of approximately $350.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***J. Michael Storey, the President and Chief Executive Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005.

J. Michael Storey
President and Chief Executive Officer
Calloway Real Estate Investment Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Mark Suchan, the Chief Financial Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005.

Mark Suchan
Chief Financial Officer
Calloway Real Estate Investment Trust




CALLOWAY
REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(Unaudited except for December 31, 2004)
(In thousands of dollars)

	June 30, 2005	December 31, 2004
Assets		
Real estate assets		
Income properties (Note 4)	$ 1,093,821	$ 866,121
Properties under development (Note 5)	44,068	32,030
Mortgages and loans receivable (Note 6)	43,193	39,942
Deferred leasing costs (Note 7)	347	398
Assets held for sale (Note 18)	21,191	55,128
	1,202,620	993,619
Deferred financing costs (Note 8)	5,379	4,782
Prepaid expenses and deposits	10,420	2,389
Accounts receivable	9,299	6,204
Cash and cash equivalents	17,210	7,624
	$ 1,244,928	$ 1,014,618
Liabilities		
Mortgages payable (Note 9)	$ 697,068	$ 524,521
Mortgages payable related to assets held for sale (Note 9 and 18)	6,691	23,068
Capital lease obligations (Note 10)	474	453
Convertible debentures (Note 11)	33,517	52,483
Accounts payable and accrued liabilities	36,878	22,587
	774,628	623,112
Unitholders' Equity (Note 12)	470,300	391,506
	$ 1,244,928	$ 1,014,618

Commitments and Contingencies (Note 19)

Approved by the Board of Trustees:

"Simon Nyilassy" Trustee

"Al Mawani" Trustee

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited)
(In thousands of dollars, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 34,505	$ 19,720	$ 66,053	$ 29,702
Interest	1,027	538	2,145	662
	35,532	20,258	68,198	30,364
Expenses				
Property operating costs	10,439	6,161	21,033	9,465
Interest – mortgages and other	9,786	5,287	18,020	7,577
Interest – debentures	825	433	1,679	433
Amortization of income properties				
– tangible components	5,631	3,090	10,647	4,440
– intangible components	4,960	1,924	10,831	2,491
General and administrative	464	511	1,070	955
Amortization of deferred leasing costs	25	11	37	20
Amortization of deferred financing costs	174	108	333	149
	32,304	17,525	63,650	25,530
Net income from continuing operations	3,228	2,733	4,548	4,834
Discontinued operations (Note 18)				
Net income from discontinued operations	275	986	509	1,996
Gain from sale of real estate assets	1,112	-	13,338	-
	1,387	986	13,847	1,996
Net income	$ 4,615	$ 3,719	$ 18,395	$ 6,830
Net income per unit (Note 12)				
Basic				
Continuing operations	$ 0.087	$ 0.104	$ 0.128	$ 0.224
Discontinued operations	0.038	0.037	0.390	0.093
Net income	$ 0.125	$ 0.141	$ 0.518	$ 0.317
Diluted				
Continuing operations	$ 0.087	$ 0.103	$ 0.128	$ 0.220
Discontinued operations	0.038	0.037	0.388	0.091
Net income	$ 0.125	$ 0.140	$ 0.516	$ 0.311

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Unitholders' Equity

(Unaudited)
(In thousands of dollars)

	Units in $	Debentures in $	Net Income	Distributions	Total
Unitholders' Equity, March 31, 2005	$ 469,460	$ 2,118	$ 38,306	$ (53,388)	$ 456,496
Issuance of units	22,598	-	-	-	22,598
Issue costs	(747)	-	-	-	(747)
Conversion of debentures	747	(747)	-	-	-
Net income	-	-	4,615	-	4,615
Distributions	-	-	-	(12,662)	(12,662)
Unitholders' Equity, June 30, 2005	$ 492,058	$ 1,371	$ 42,921	$ (66,050)	$ 470,300
Unitholders' Equity, March 31, 2004	$ 250,361	$ -	$ 14,223	$ (14,632)	$ 249,952
Issuance of units/debentures	110,497	2,175	-	-	112,672
Issue costs	(4,563)	-	-	-	(4,563)
Fair value of options issued	7	-	-	-	7
Net income	-	-	3,719	-	3,719
Distributions	-	-	-	(8,252)	(8,252)
Unitholders' Equity, June 30, 2004	$ 356,302	2,175	$ 17,942	$ (22,884)	$ 353,535

	Units in $	Debentures in $	Net Income	Distributions	Total
Unitholders' Equity, December 31, 2004	$ 407,330	$ 2,157	$ 24,526	$ (42,507)	$ 391,506
Issuance of units	86,596		-	-	86,596
Issue costs	(2,654)	-	-	-	(2,654)
Conversion of debentures	786	(786)	-	-	-
Net income	-	-	18,395	-	18,395
Distributions	-	-	-	(23,543)	(23,543)
Unitholders' Equity, June 30, 2005	$ 492,058	$ 1,371	$ 42,921	$ (66,050)	$ 470,300
Unitholders' Equity, December 31, 2003	$ 104,199	$ -	$ 11,112	$ (9,266)	$ 106,045
Issuance of units/debentures	262,322	2,175	-	-	264,497
Issue costs	(10,231)	-	-	-	(10,231)
Fair value of options issued	12	-	-	-	12
Net income	-	-	6,830	-	6,830
Distributions	-	-	-	(13,618)	(13,618)
Unitholders' Equity, June 30, 2004	$ 356,302	$ 2,175	$ 17,942	$ (22,884)	$ 353,535

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited)
(In thousands of dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Operating activities				
Net income	$ 4,615	$ 3,719	$ 18,395	$ 6,830
Add (deduct) items not affecting cash:				
Amortization of income properties				
- tangible components	5,631	3,090	10,647	4,440
- intangible components	4,960	1,924	10,831	2,491
Amortization of deferred leasing costs	25	11	37	20
Amortization of deferred financing costs	174	108	333	149
Capital lease obligation interest	11	10	21	19
Fair value of options	-	1	-	2
Straight-lining of rents	(686)	(394)	(1,190)	(640)
Discontinued operations	139	530	271	998
Debenture liability accretion	46	-	99	-
Gain from sale of real estate assets	(1,112)	-	(13,338)	-
	13,803	8,999	26,106	14,309
Expenditures on deferred leasing costs	(350)	(108)	(1,104)	(193)
Change in other non-cash operating items	(1,324)	(315)	(1,414)	438
	12,129	8,576	23,588	14,554
Financing activities				
Proceeds from mortgage financings	17,702	151,219	187,121	345,298
Proceeds from issuance of units (net of issue costs) (Note 14)	562	105,441	59,819	251,186
Proceeds from issuance of debentures	-	55,000	-	55,000
Mortgages and other debt repayments	(12,316)	(959)	(28,473)	(36,193)
Distributions to unitholders	(12,200)	(7,395)	(22,719)	(10,615)
Expenditures on deferred financing costs	(141)	(3,337)	(966)	(4,089)
	(6,393)	299,969	194,782	600,587
Investing activities				
Additions to income properties (Note 14)	(11,156)	(275,059)	(250,524)	(573,109)
Advances for mortgages and loans receivable (net of repayments)	4,721	(26,468)	(3,251)	(31,516)
Additions to properties under development	(2,752)	(5,317)	(6,197)	(5,317)
Deposits	900	-	1,200	-
Proceeds on sale of assets held for sale (Note 14)	4,980	-	49,988	-
	(3,307)	(306,844)	(208,784)	(609,942)
Increase in cash and cash equivalents	2,429	1,701	9,586	5,199
Cash and cash equivalents, beginning of period	14,781	3,968	7,624	470
Cash and cash equivalents, end of period	$ 17,210	$ 5,669	$ 17,210	$ 5,669

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

1. Organization

Calloway Real Estate Investment Trust (the "REIT") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004.

On July 7, 2005, unitholders passed a special resolution approving amendments to the declaration of trust which have the effect of converting the REIT to an open-end mutual fund trust and implementing additional amendments to the declaration of trust.

2. Acquisitions and Disposals

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250, resulting in gain from sale of $12,226. The purchaser of Holland Cross assumed a mortgage of $23,007 and the mortgage on Century Park Place was transferred to another property.

During January 2005, the REIT completed the acquisition of a retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, the REIT completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by the assumption of an existing mortgage of $7,979 and by the payment of the balance in cash.

On March 10, 2005, the REIT completed the acquisition of 100% interests in three retail properties and 60% undivided interests in five other retail properties from the co-owners, FirstPro Group of Companies ("FirstPro") and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,731 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all eight centres. The purchase price was satisfied as follows: by new debt financing on seven of the properties totaling $155,210, by the vendors providing a non-interest bearing mortgage on one of the properties totaling $5,997, assumption of accounts payable and by the payment of the balance in cash. The REIT funded the majority of the cash component of the purchase price by issuing 3,101,000 units at a price of $19.35 per unit.

On April 15, 2005, the REIT completed the sale of the Collingwood Plaza retail building for gross proceeds of $1,275, resulting in a gain from sale of $368.

On May 18, 2005, the REIT completed the sale of the Lowson Crescent, Church Avenue and Waverley industrial buildings for gross proceeds of $9,300, resulting in a gain on sale of $744. The purchaser assumed mortgages totalling $5,264.

On May 20, 2005, the REIT completed the acquisition of a retail property in Abbotsford for a cost of $16,500. The purchase price was satisfied by the assumption of an existing mortgage of $11,979 and by the payment of the balance in cash.

(All amounts in thousands of dollars, except per unit and unit amounts)

During the six months ended June 30, 2005, the REIT completed the purchase of additional developed space from FirstPro for $14,911 (including land value of $3,524) under the terms of development agreements. The consideration paid consisted of: the issuance of 47,476 units at a price of $10.00 per unit, 192,791 units at a price of $10.50 per unit, 34,089 units at a price of $14.00 per unit, 136,523 units at a price of $15.25 per unit, assumption of development loans and accounts payable, and the balance in cash.

3. Significant Accounting Policies

These unaudited interim consolidated financial statements of the REIT have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2004. The interim consolidated financial statements contain disclosures which are supplemental to the REIT's annual financial statements. They do not include all the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

4. Income Properties

	June 30, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tangibles						
Land	$ 286,648	$ -	$ 286,648	$ 237,121	$ -	$ 237,121
Buildings	644,898	16,493	628,405	507,577	10,056	497,521
Tenant Improvements	61,008	6,750	54,258	41,846	3,490	38,356
Equipment	139	63	76	112	49	63
Intangibles						
In place lease values	131,952	13,550	118,402	96,257	7,239	89,018
Below market leases	(1,017)	(135)	(882)	(1,017)	(75)	(942)
Tenant relationship values	7,526	612	6,914	5,312	328	4,984
	$ 1,131,154	$ 37,333	$ 1,093,821	$ 887,208	$ 21,087	$ 866,121

Included in income properties is an income property subject to a capital lease. It has a cost of $42,025 (December 31, 2004 - $40,807) and a net book value of $40,877 (December 31, 2004 - $40,048).

(All amounts in thousands of dollars, except per unit and unit amounts)

Included in income properties is land acquired during 2003 and subject to development agreements with FirstPro, the vendors of the property. FirstPro pays the REIT an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by the REIT reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, FirstPro assumes responsibility for the cost of developing the land and is granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). The REIT provides financing to FirstPro for the development costs of the additional developments. The REIT has provided a second mortgage on a specific property in the amount of $10,000 to the vendors as security for payment of the additional proceeds. During the six months ended June 30, 2005, FirstPro completed the development of 50,622 square feet of retail space resulting in a purchase price of $8,513 (including land of $2,265) to the REIT. FirstPro elected to receive 47,476 units at a purchase price of $10.00 per unit and 192,791 units at a purchase price of $10.50 per unit as partial consideration for the purchase price.

During the six months ended June 30, 2005, the REIT provided financing totaling $8,466 to FirstPro for development costs and $4,172 was repaid by FirstPro.

During the six months ended June 30, 2005, $5,096 of amortization expense was related to the write off of the unamortized balance of tenant improvements and intangibles for vacated tenant space.

5. Properties Under Development

Properties under development are subject to development agreements with Wal-Mart FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc., the vendors of the properties. Pursuant to the development agreements, the vendors assume responsibility for managing the development of the land and are granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). The vendors will provide financing to the REIT for the development costs of the additional developments. The REIT has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the development loans. During the six months ended June 30, 2005, Wal-Mart FirstPro Partnership completed the development of 28,308 square feet of retail space resulting in a purchase price of $6,398 (including land of $1,259) to the REIT. FirstPro elected to receive 34,089 units at a purchase price of $14.00 per unit and 136,523 units at a purchase price of $15.25 per unit as partial consideration for the purchase. During the six months ended June 30, 2005, the vendors provided development financing totaling $10,344, and Calloway repaid $2,706.

(All amounts in thousands of dollars, except per unit and unit amounts)

6. Mortgages and Loans Receivable

Mortgages receivable totaling $1,600 (December 31, 2004 - $1,600) are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the REIT purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The mortgages receivable are provided to a company in which a trustee of the REIT is an officer and director. The REIT has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties.

Loans receivable totaling $11,575 (December 31, 2004 - $7,281) have been provided pursuant to development agreements with FirstPro that are described in Note 4. The loans bear interest at the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25%. The loans are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regards to the loans; however, proceeds of the loans are used to fund improvements to properties owned by the REIT.

Mortgages receivable totaling $30,018 (December 31, 2004 - $21,495) have been provided pursuant to agreements with FirstPro in which the REIT will lend up to $61,931 (including letters of credit facilities totaling $1,200) for use in acquiring and developing seven properties in Ontario, Quebec and Newfoundland. These loans bear interest at a weighted average interest rate of 8.51% with interest only payable monthly. The loans are secured by first or second charges on property, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided indemnities and guarantees. The loans are due at various dates in 2009 and 2010 (five years from initial advance). The REIT has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the six months ended June 30, 2005, one property was substantially completed and the REIT exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,190. To June 30, 2005, $43,497 has been funded offset by repayments of $13,479.

7. Deferred Leasing Costs

	June 30, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tenant Inducements	$ 347	$ 83	$ 264	$ 381	$ 112	$ 269
Leasing expenses	106	23	83	195	66	129
	$ 453	$ 106	$ 347	$ 576	$ 178	$ 398

8. Deferred Financing Costs

Deferred financing costs are net of accumulated amortization of $838 (December 31, 2004 - $544).

(All amounts in thousands of dollars, except per unit and unit amounts)

9. Mortgages Payable

	June 30, 2005	December 31, 2004
Term mortgages	$ 646,968	$ 485,190
Development loans	56,791	45,399
Revolving operating facilities	-	17,000
	703,759	547,589
Less: Mortgages payable – assets held for sale	6,691	23,068
	$ 697,068	$ 524,521

Term mortgages bear fixed interest rates ranging from 4.698% to 7.78% (December 31, 2004 – 4.698% to 7.78%), are repayable in blended monthly installments aggregating $4,247 in June 2005 ($3,165 in December 2004), are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and general security agreements, and are due July 2006 through October 2023.

Development loans totaling $17,157 (December 31, 2004 - $15,711) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.875% to 1.25% (December 31, 2004 – 0.50% to 1.25%), are secured by first and second registered mortgages over specific income properties, and first general assignments of leases and insurance, and are due September 2005 through December 2005. Non-interest bearing development loans, which are carried at the amount of $29,700 (December 31, 2004 - $24,641) using imputed interest rates ranging from 4.03% to 4.59%, and development loans totaling $9,934 (December 31, 2004 - $5,047) as further described in Note 5 bearing interest at bankers acceptance plus 2%, are secured by first mortgages over specific income properties and properties under development, and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or date of earn out.

As at June 30, 2005, the revolving operating facilities bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0% to 0.375% (December 31, 2004 – 0.375% to 0.5%) are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by July 15, 2005 and September 30, 2005. These facilities are authorized to a maximum of $80,000.

As at June 30, 2005, $nil (December 31, 2004 - $15,000) of the variable rate debt is subject to interest rate swap agreements.

Substantially all of the income properties of the REIT have been pledged as security under the various debt agreements. The weighted average interest rate of the debt is 5.72% as at June 30, 2005 (5.82% at December 31, 2004).

(All amounts in thousands of dollars, except per unit and unit amounts)

Approximate principal repayments required to maturity are as follows:

2005	$51,456
2006	20,344
2007	16,516
2008	17,491
2009	43,518
2010	29,388
Thereafter	525,046
	$ 703,759

10. Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease with FirstPro. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,526 ($9,547 at December 31, 2004) is $474 at June 30, 2005 ($453 at December 31, 2004).

11. Convertible Debentures

On May 14, 2004, the REIT issued $55,000 of 6.00% convertible unsecured subordinated debentures (the "Subordinated Debentures") due June 30, 2014. The Subordinated Debentures are convertible at the holder's option at any time into trust units at $17.00 per unit and are redeemable at the option of the REIT in cash or units on or after June 28, 2010. As at June 30, 2005, $34,681 of face value of the convertible debentures was outstanding. The convertible debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. These convertible debentures have not been considered in the calculation of diluted net income per unit as the result would have been anti-dilutive.

12. Unitholders' Equity

Authorized

The REIT is authorized to issue an unlimited number of trust units of a single class, each of which represents an equal undivided interest in the trust.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

Trust Units Issued and Outstanding

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Balance of units, beginning of period	36,704,479	22,374,669	33,263,171	11,297,692
Issued for cash	-	6,700,000	3,101,000	17,648,182
Debentures converted	1,111,056	-	1,168,761	-
Issued for properties acquired	227,112	48,686	410,879	89,481
Unit options exercised	30,000	75,800	115,000	163,800
Warrants exercised	-	833,500	-	833,500
Distribution reinvestment plan	13,998	-	27,834	-
Balance of units, end of period	38,086,645	30,032,655	38,086,645	30,032,655

On March 10, 2005, the REIT funded the majority of the cash component of the purchase price and costs of acquisition of 100% interests in three retail properties and 60% undivided interests in five other retail properties by issuing 3,101,000 units of the REIT on conversion of its previously issued 3,101,000 subscription receipts. The subscription receipts were issued at a price of $19.35 per unit for gross proceeds of $60,004.

During the three months ended June 30, 2005, holders of debentures with a face value of $18,888 exercised their conversion privileges resulting in the issuance of 1,111,056 trust units. During the six months ended June 30, 2005, holders of debentures with a face value of $19,869 exercised their conversion privileges resulting in the issuance of 1,168,761 trust units.

During the three months ended June 30, 2005, the REIT issued 7,759 trust units at $10.00 per unit, 48,741 trust units at $10.50 per unit, 34,089 trust units at $14.00 per unit and 136,523 units at $15.25 per unit to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $3,148. During the six months ended June 30, 2005, the REIT issued 47,476 trust units at $10.00 per unit, 192,791 trust units at $10.50 per unit, 34,089 trust units at $14.00 per unit and 136,523 units at $15.25 per unit to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $5,058.

During the three months ended June 30, 2005, 30,000 options with an exercise price of $10 per unit were exercised resulting in the issuance of 30,000 units for gross proceeds of $300. During the six months ended June 30, 2005, 115,000 options with an exercise price of $10 per unit were exercised resulting in the issuance of 115,000 units for gross proceeds of $1,150.

During the three months ended June 30, 2005, the REIT issued 13,998 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $262. During the six months ended June 30, 2005, the REIT issued 27,834 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $515.

(All amounts in thousands of dollars, except per unit and unit amounts)

Subscription Receipts

During the three months ended June 30, 2005, the REIT issued 11,336,000 subscription receipts at a price of $19.85 per subscription receipt for gross proceeds of $225,020. The receipt of the proceeds by the REIT was contingent upon the acquisition of certain properties. Each subscription receipt entitled the holder to receive one unit of the REIT. The acquisition was completed on July 8, 2005 as further described in Note 20, and accordingly, the cash proceeds and unit issuance have been recorded at that date.

Deferred Unit Plan

Upon approval, the trustees and officers are eligible to participate in a compensation plan under which deferred units are granted by the Compensation Committee for trustee fees and executive bonuses. Trustees and officers that participate in the plan must elect to contribute between 60% and 100% of their fees or bonus to the plan. The REIT will match the amount participants elect to contribute to the plan. The number of deferred units granted to each participant is determined by dividing two times their elected amount by the volume weighted average price of the REIT's units traded on the TSX for the ten days immediately prior to the date of grant. Deferred units will vest to the participant as follows: 50% on the third anniversary of the grant; 25% on each of the fourth and fifth anniversaries of the grant, subject to provisions for earlier vesting under change of control, retirement, death or termination. A deferred unit granted through the plan entitles the holder, at the holder's option, to receive on or after the vesting date the equivalent number of trust units or under certain conditions, the then current fair market value of the units. In addition, the deferred units will earn additional deferred units for the cash distributions that would have been paid on the deferred unit if it had been issued as a trust unit on the date of grant assuming the reinvestment of the distribution into REIT units.

As at June 30, 2005, 59,103 deferred units were granted under the plan, subject to the approval of the plan by unitholders. On July 1, 2005, a further 12,539 deferred units were granted under the plan, subject to the approval of the plan by unitholders. On July 7, 2005, unitholders approved the plan. On July 8, 2005, with the completion of the acquisition of properties as described in Note 20, 71,642 deferred units were vested to the holders. The mark to market liability of the vested units on July 8, 2005, was $888 in excess of that recorded as at June 30, 2005.

Distribution Reinvestment Plan

The REIT, as of the June 2004 distribution, has effected a Distribution Reinvestment Plan for its unit holders which allows participants to reinvest their monthly cash distributions in additional trust units at an effective purchase price equal to 97% of the volume weighted average price for the ten business days prior to the distribution date. During the three months ended June 30 2005, 13,998 trust units have been issued under the plan for gross proceeds of $262. During the six months ended June 30 2005, 27,834 trust units have been issued under the plan for gross proceeds of $515.

(All amounts in thousands of dollars, except per unit and unit amounts)

Weighted Average Number of Units

Net income per unit is calculated using the weighted average number of units outstanding as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Basic	36,927,057	26,324,579	35,540,215	21,537,719
Effect of dilutive securities:				
Unit option plan	113,776	135,711	119,093	157,653
Warrants	-	182,090	-	247,257
Diluted	37,040,833	26,642,380	35,659,308	21,942,629

The potential exercise of development agreement options and convertible debentures has not been included in the calculation of the diluted number of units as these have been determined to be anti-dilutive. The units approved for grant under the Deferred Unit Plan have not been included in the calculation of diluted number of units as the plan is subject to approval by unitholders.

13. Unit Options

Unit Option Plan

On October 24, 2002, the REIT adopted a unit option plan for its trustees, officers, employees and other persons who provide services to the REIT. The maximum number of units issuable upon exercise of such options currently may not exceed 562,000 units. The number of units issuable under the option plan may be increased on an annual basis subject to any required regulatory and unitholder approvals. The plan provides for the granting of options to purchase units of the REIT at not less than the market price at the time of granting. The vesting terms of any options granted are fixed by the Board of Trustees of the REIT at the time of grant. An option's maximum term is five years.

On July 7, 2003, 560,000 unit options were granted to employees and trustees. These options have an exercise price of $10 per unit and expire July 7, 2008. The trading price at the date of grant was $9.94 per unit. All options granted vested immediately except for 60,000 options vesting January 1, 2004 and 60,000 options vesting January 1, 2005. Options totaling 351,600 were exercised to June 30, 2005 (December 31, 2004 – 236,600). The fair value of these options, using the Black Scholes pricing model, was not material. Upon approval and implementation of the Deferred Unit Plan, the REIT does not intend on issuing any further options under this plan.

(All amounts in thousands of dollars, except per unit and unit amounts)

Development Agreement Options

Pursuant to certain development agreements (see Note 4), FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 or $10.50 per unit (not to exceed 199,975 units and approximately 1,800,000 units respectively). Developments completed in the three months ended June 30, 2005, resulted in the issuance to FirstPro of 7,759 trust units at a price of $10.00 per unit and 48,741 trust units at a price of $10.50 per unit. Developments completed in the six months ended June 30, 2005, resulted in the issuance to FirstPro of 47,476 trust units at a price of $10.00 per unit and 192,791 trust units at a price of $10.50 per unit. The exercised options have not been considered in the calculation of diluted earnings per unit as the result would have been anti-dilutive. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

Pursuant to certain development agreements (see Note 5), FirstPro has the right, at its option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). Developments completed in the three months ended June 30, 2005, resulted in the issuance to FirstPro of 34,089 trust units at a price of $14.00 per unit and 136,523 trust units at a price of $15.25 per unit. Developments completed in the six months ended June 30, 2005, resulted in the issuance to FirstPro of 34,089 trust units at a price of $14.00 per unit and 136,523 trust units at a price of $15.25 per unit. The exercised options have not been considered in the calculation of diluted earnings per unit as the result would have been anti-dilutive. In addition, as the conditions for issuance have not been met, the remaining options are not considered in the calculation of diluted earnings per unit.

Development agreement options at date of acquisition

Acquisition Date	Future Development		Option Units	
	$	Square Feet	$ / Unit	Number of units
October 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

Development agreement options at June 30, 2005

Acquisition Date	Remaining Future Development		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
October 2003	43,266	337,782	10.00	12,688
			10.50	1,636,117
February 2004	45,867	433,128	14.00	1,639,214
May 2004	38,733	273,549	15.25	677,518
November 2004	18,923	209,529	17.80	345,000
March 2005	15,993	177,682	19.60	225,000

14. Supplemental Cash Flow Information

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Interest paid – mortgages and other	$ 9,329	$ 4,776	$ 17,773	$ 7,168
Interest paid – debentures	$ 1,557	$ 433	$ 1,566	$ 433
Interest received	$ 1,048	$ 228	$ 2,140	$ 334
Portion of income properties acquired through the assumption of existing mortgages, issuance of units and an increase in accounts payable	$ 15,195	$ 54,755	$ 28,779	$ 58,459
Portion of properties under development acquired through the vendors providing mortgages and an increase in accounts payable	$ -	$ 11,291	$ 5,840	$ 23,469
Portion of income properties sold by the purchaser's assumption of existing mortgages	$ 5,269	$ -	$ 28,276	$ -

(All amounts in thousands of dollars, except per unit and unit amounts)

15. Related Party Transactions

The following related party transactions are those that are not disclosed elsewhere in these statements. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 10, 13, 16, 19 and 20. As at June 30, 2005, FirstPro owned 6,219,125 units of the REIT (16.3% of the issued and outstanding units). FirstPro has options to acquire approximately 4,451,979 units pursuant to development agreements as disclosed in notes 4, 5 and 13. As at June 30, 2005, FirstPro has the right to nominate two Trustees.

During the three months ended June 30, 2005, the REIT paid fees totaling $600 (three months ended June 30, 2004 - $455) to a legal firm in which a trustee is a partner. During the six months ended June 30, 2005, the REIT paid fees totaling $966 (six months ended June 30, 2004 - $884) to a legal firm in which a trustee is a partner.

During the three months ended June 30, 2005, the REIT paid fees totaling $338 (three months ended June 30, 2004 - $233) to a trustee for consulting services for public equity offerings. During the six months ended June 30, 2005, the REIT paid fees totaling $428 (six months ended June 30, 2004 - $421) to a trustee for consulting services for public equity offerings.

During the three months ended June 30, 2005, the REIT earned interest income totaling $942 (three months ended June 30, 2004 - $497) from FirstPro and another company in which trustees of the REIT are officers and directors. During the six months ended June 30, 2005, the REIT earned interest income totaling $1,946 (six months ended June 30, 2004 - $603) from FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended June 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $759 (three months ended June 30, 2004 – $441) to FirstPro and another company in which trustees of the REIT are officers and directors. During the six months ended June 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $1,541 (six months ended June 30, 2004 – $657) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended June 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $448 (three months ended June 30, 2004 - $734) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the three months ended June 30, 2005 fees totaling $224 (three months ended June 30, 2004 - $1,196) were paid to FirstPro under the development and other agreements. During the six months ended June 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $967 (six months ended June 30, 2004 - $1,352) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the six months ended June 30, 2005 fees totaling $364 (six months ended June 30, 2004 - $1,196) were paid to FirstPro under the development and other agreements.

As at June 30, 2005, amounts totaling $174 (December 31, 2004 - $174) included in accounts receivable were receivable from related parties and amounts totaling $3,750 (December 31, 2004 - $2,187) included in accounts payable were payable to related parties.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

16. Investment in Co-ownerships

The REIT's share of the assets, liabilities, revenue, net income and cash flow from co-ownership activities is as follows:

	June 30, 2005	December 31, 2004
Assets	$ 200,304	$ 54,270
Liabilities	$ 148,953	$ 31,885

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 5,927	$ 1,050	$ 9,188	$ 1,050
Interest	6	-	14	-
	5,933	1,050	9,202	1,050
Expenses				
Property operating costs	1,600	319	2,591	319
Interest – mortgages and other	2,029	343	3,164	343
Amortization of income properties				
-tangible components	1,103	210	1,711	210
-intangible components	1,015	265	1,602	265
Amortization of deferred financing costs	2	-	13	-
	5,749	1,137	9,081	1,137
Net income (loss)	$ 184	$ (87)	$ 121	$ (87)
Cash provided by (used in):				
- operating activities	$ 542	$ 604	$ 1,840	$ 604
- financing activities	$ 5,541	$ (80)	$ 109,441	$ (80)
- investing activities	$ (1,554)	$ (23,121)	$ (140,110)	$ (23,121)

The REIT is contingently liable for certain joint venture obligations of its co-venturers in the joint ventures. Management estimates that the assets of the joint ventures are sufficient for the purpose of satisfying such obligations. The remaining interests in the properties are owned by FirstPro.

(All amounts in thousands of dollars, except per unit and unit amounts)

17. Segmented Disclosures

The REIT owns, develops, manages and operates income properties located in Canada. Management, in measuring the REIT's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles.

The REIT's major tenant is Wal-Mart Canada Inc., accounting for 33.6% of the REIT's June 2005 rental revenue (June 30, 2004 – 31.1%).

18. Assets Held for Sale and Discontinued Operations

During the three months ended June 30, 2005, the REIT approved the plan and initiated the program to dispose of Ecco Warehouse, a 36,000 square foot industrial property in Calgary, Gesco Warehouse, a 63,894 square foot industrial property in Calgary, Airtech Centre, a 112,744 square foot industrial property in Vancouver, Canadian Commercial Centre, a 124,678 square foot industrial property in Calgary and British Colonial Building, a 17,536 square foot retail property in Toronto. As a result, the cost of these properties was allocated to properties held for sale and the results of operations reclassified to discontinued operations.

The following are the assets and liabilities of the properties held for sale:

	June 30, 2005	December 31, 2004
Assets		
Income properties	$ 20,773	$ 54,210
Deferred leasing costs	410	906
Deferred financing costs	24	10
Prepaid expenses and deposits	(16)	2
	21,191	55,128
Liabilities		
Mortgages payable	6,691	23,068
Net assets from discontinued operations	$ 14,500	$ 32,060

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

The operating results of the properties sold and the properties held for sale for 2005 and 2004 have been reclassified as discontinued operations.

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 966	$ 3,603	$ 2,359	$ 7,242
Expenses				
Property operating costs	419	1,442	1,197	2,953
Interest – mortgages	133	645	382	1,295
Amortization of income properties				
-tangible components	98	479	204	900
Amortization of deferred leasing costs	36	44	56	84
Amortization of deferred financing costs	5	7	11	14
	691	2,617	1,850	5,246
Net income from discontinued operations	$ 275	$ 986	$ 509	$ 1,996
Gain from sale of real estate assets	$ 1,112	$ -	$ 13,338	$ -

19. Commitments and Contingencies

The REIT has entered into development agreements as disclosed in Notes 4 and 5. The estimated commitments payable under the agreements total approximately $163,000.

The REIT has entered into agreements with FirstPro in which the REIT will lend monies to FirstPro as disclosed in Note 6. The estimated remaining amounts to be provided under the agreements total $17,234.

One of the REIT's assets held for sale is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the REIT has an option to extend for a further 10 years.

Letters of credit totaling $9,962 have been issued on behalf of the REIT by the REIT's lenders as security for mortgages and for maintenance obligations to municipal authorities.

(All amounts in thousands of dollars, except per unit and unit amounts)

20. Subsequent Events

On July 8, 2005, the REIT completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the REIT owns the other co-ownership interests (see Note 16) and a 50% interest in a property subject to an option which the REIT exercised (see Note 6). The purchase price of the properties was approximately $1,165,271 (including costs of acquisition) which will be allocated to the tangible and intangible components of the income properties and to the properties under development acquired. Approximately $189,292 of the purchase price relates to three properties in which the REIT will acquire leasehold interests. The properties comprise approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 2,721,594 net square feet. The purchase price was satisfied as follows: by assumption of existing mortgages of $342,863; by obtaining first mortgage and unsecured bridge financing of approximately $296,250; by way of vendor take back mortgages of approximately $33,091; by way of vendors providing a mark to market adjustment on mortgages assumed of $22,386; by FirstPro and other vendors subscribing to 12,594,458 exchangeable Class B units at a price of $19.85 per unit of a limited partnership formed by the REIT and by payment of the balance in cash. The REIT funded the majority of the cash component of the purchase price by issuing 11,336,000 units at a price of $19.85 per unit. The agreements included issuing special voting units to FirstPro and other vendors, an increase in FirstPro's ability to nominate trustees, the REIT acquiring a portion of FirstPro's development and leasing operations, entering into long term development agreements and amending existing property management agreements with FirstPro, the REIT's head office being relocated to Toronto and appointment of new senior management. The REIT estimates that approximately $2,000 in expenses related to the relocation of the head office and turnover in senior management including bonuses will be incurred. The expenses will be recognized as incurred.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

JUNE 30, 2005

Dated August 4, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Period Ended June 30, 2005
(All amounts in thousands of dollars, except per unit and unit amounts)

The following management discussion and analysis of the financial condition and results of operations should be read in conjunction with Calloway Real Estate Investment Trust's ("Calloway" or "REIT") Unaudited Consolidated Financial Statements and notes thereto for the quarter ended June 30, 2005, Calloway's Unaudited Consolidated Financial Statements and Calloway's Management's Discussion and Analysis for the quarter ended March 31, 2005, and Calloway's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2004 and for the year ended December 31, 2003. Historical results and percentage relationships contained in our consolidated financial statements and management discussion and analysis, including trends which might appear, should not be taken as indicative of our future operations and financial position. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. Additional information about Calloway filed with Canadian securities commissions, including periodic quarterly and annual reports and the Annual Information Form (AIF) is available on-line at www.sedar.com.

This discussion may contain forward-looking statements which are based on our expectations, estimates and forecasts. These statements are subject to risks and uncertainties that are difficult to predict or control. These risks and uncertainties could cause actual results to differ materially from those indicated. These risks and uncertainties are described elsewhere in this discussion and in other regulatory filings. Readers should not place undue reliance on any such forward-looking statements. We disclaim any intention or obligation to update or revise any such statement as a result of new information, the occurrence of future events or otherwise.

These forward-looking statements are made as of August 4, 2005, and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

BUSINESS OVERVIEW

Calloway was an unincorporated "closed end" trust created by a Declaration of Trust and governed by the laws of the Province of Alberta until July 7, 2005. On July 7, 2005, unitholders by resolution approved amendments to the Declaration of Trust which have the effect of converting Calloway to an "open-end" mutual fund trust. Calloway's units are publicly traded and listed on the Toronto Stock Exchange under the symbol CWT.UN. Calloway was created to invest in a diversified portfolio of income-producing rental properties located in Canada and is now focused specifically on the acquisition of high quality retail properties.

Calloway's primary objectives are to:

- deliver reliable and growing cash distributions to unitholders on a tax-deferred basis; and
- increase and maximize unitholder value.

HIGHLIGHTS OF THE QUARTER

($000's except per unit and other data)		June 2005		June 2004
Real estate assets	$	1,202,620	$	910,917
Total assets	$	1,244,928	$	930,773
Mortgages payable	$	703,759	$	498,275
Convertible debentures	$	33,517	$	52,825
Revenue	$	35,532	$	20,258
Net income from continuing operations	$	3,228	$	2,733
Net income from continuing operations per unit - basic	$	0.087	$	0.104
Net income from continuing operations per unit - diluted	$	0.087	$	0.103
Net income	$	4,615	$	3,719
Net income per unit – basic	$	0.125	$	0.141
Net income per unit – diluted	$	0.125	$	0.140
Distributions declared and payable	$	12,662	$	8,252
Distributions per unit	$	0.343	$	0.313
Units outstanding		38,086,645		30,032,655
Weighted average units outstanding		36,927,057		26,324,579
Number of properties		60		49
Total leaseable area (square feet)		8,797,282		6,998,046
Occupancy		98.37%		99.31%
Average net rent in place (per square foot)	$	11.44	$	11.22

QUARTERLY INFORMATION

The following table sets forth selected quarterly unaudited financial information of Calloway:

($000's except per unit and unit amounts)	Jun 30/05	Mar 31/05	Dec 31/04	Sep 30/04	Jun 30/04	Mar 31/04	Dec 31/03	Sep 30/03
Revenues	35,532	32,667	27,306	25,539	20,258	10,105	4,115	1,354
Net income from continuing operations	3,228	1,319	1,026	3,775	2,733	2,101	1,484	479
Net income per unit[(1)] from continuing operations- basic	0.087	0.039	0.033	0.125	0.104	0.125	0.154	0.078
- diluted	0.087	0.039	0.032	0.125	0.103	0.122	0.151	0.078
Net income	4,615	13,780	1,983	4,602	3,719	3,111	2,591	1,925
Net income per unit[(1)] - basic	0.125	0.403	0.063	0.153	0.141	0.186	0.270	0.314
- diluted	0.125	0.401	0.063	0.152	0.140	0.181	0.264	0.313
Distributable income	13,551	12,097	10,714	11,026	8,818	5,204	2,913	2,021
Distributable income per unit - basic	0.367	0.354	0.340	0.366	0.335	0.311	0.303	0.330
- diluted	0.357	0.343	0.331	0.354	0.303	0.302	0.297	0.329
Distributions payable	12,662	10,881	10,115	9,508	8,252	5,366	2,950	1,764
Units outstanding	38,086,645	36,704,479	33,263,171	30,335,918	30,032,655	22,374,669	11,297,692	6,132,167
Weighted average units outstanding	36,927,057	34,137,963	31,489,849	30,097,376	26,324,579	16,750,862	9,606,108	6,132,167
Total assets	1,244,928	1,230,198	1,014,618	934,936	930,773	552,970	228,915	118,687
Total debt[(2)]	737,750	743,739	600,525	559,743	551,532	288,541	117,550	62,375

Notes:

(1) Net income per unit and distributable income per unit were calculated using the weighted average number of units outstanding for the quarter.

(2) Total debt includes mortgages payable, capital lease obligations and convertible debentures.

(3) Management uses distributable income, distributable income per unit and cash from operations to analyze operating performance. Distributable income, distributable income per unit and cash from operations as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable income and cash flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. All references to distributable income throughout this report are based on the description provided later in the Distributable Income section. All references to cash from operations throughout this report are based on cash flow from operating activities before changes in other non-cash operating items and expenditures on deferred leasing costs.

RESULTS OF OPERATIONS

Occupancy rates were as follows at the end of each of the following periods: June 30, 2005 – 98.4%; December 31, 2004 – 97.8%; June 30, 2004 – 99.3%.

Financial Results

($000's except per unit)	Three months Ended June 30 2005	2004	Variance
Rentals from income properties	$ 34,505	$ 19,720	$ 14,785
Interest income	1,027	538	489
	35,532	20,258	15,274
Property operating costs	10,439	6,161	4,278
Interest expense – mortgages and other	9,786	5,287	4,499
Interest expense – debentures	825	433	392
Amortization of income properties – tangible components	5,631	3,090	2,541
Amortization of income properties – intangible components	4,960	1,924	3,036
Amortization of deferred leasing costs	25	11	14
Amortization of deferred financing costs	174	108	66
General and administrative expenses	464	511	(47)
	32,304	17,525	14,779
Net income from continuing operations	3,228	2,733	495
Discontinued operations			
Net income from discontinued operations	275	986	(711)
Gain from sale of real estate assets	1,112	-	1,112
	1,387	986	401
Net income	4,615	3,719	896
Add (deduct)			
Gain from sale of real estate assets	(1,112)	-	(1,112)
Amortization of income properties – tangible components	5,631	3,090	2,541
Amortization of income properties – intangible components	4,960	1,924	3,036
Amortization of income properties – discontinued operations	98	479	(381)
Debenture liability accretion	45	-	45
Straight lining of rents	(686)	(394)	(292)
Distributable income	$ 13,551	$ 8,818	$ 4,733
Distributable income per unit-basic	$ 0.367	$ 0.335	
Distributable income per unit-diluted (Note 1)	$ 0.357	$ 0.303	

Financial Results

($000's except per unit)	Six months Ended June 30 2005	2004	Variance
Rentals from income properties	$ 66,053	$ 29,702	$ 36,351
Interest income	2,145	662	1,483
	68,198	30,364	37,834
Property operating costs	21,033	9,465	11,568
Interest expense – mortgages and other	18,020	7,577	10,443
Interest expense –debentures	1,679	433	1,246
Amortization of income properties – tangible components	10,647	4,440	6,207
Amortization of income properties – intangible components	10,831	2,491	8,340
Amortization of deferred leasing costs	37	20	17
Amortization of deferred financing costs	333	149	184
General and administrative expenses	1,070	955	115
	63,650	25,530	38,120
Net income from continuing operations	4,548	4,834	(286)
Discontinued operations			
Net income from discontinued operations	509	1,996	(1,487)
Gain from sale of real estate assets	13,338	-	13,338
	13,847	1,996	11,851
Net income	18,395	6,830	11,565
Add (deduct)			
Gain from sale of real estate assets	(13,338)	-	(13,338)
Amortization of income properties – tangible components	10,647	4,440	6,207
Amortization of income properties – intangible components	10,831	2,491	8,340
Amortization of income properties – discontinued operations	204	900	(696)
Debenture liability accretion	99	-	99
Straight lining of rents	(1,190)	(640)	(550)
Distributable income	$ 25,648	$ 14,021	$ 11,627
Distributable income per unit-basic	$ 0.722	$ 0.651	
Distributable income per unit-diluted (Note 1)	$ 0.700	$ 0.634	

Notes:

(1) Distributable income per unit – diluted is adjusted for the dilutive effect of the convertible debentures which are not dilutive for net income purposes.

Acquisition of Income Properties

The six Wal-Mart-FirstPro properties acquired on November 30, 2004, Anjou, Sarnia, Abbotsford and the respective interests in the eight Wal-Mart-FirstPro properties acquired effective March 1, 2005 were acquired subsequent to June 30, 2004 and were therefore not included in the financial results for the three months ended June 30, 2004. These properties are collectively referred to as "Other Properties". These Other Properties provided gross rental income of $9,007 and net income of $418 for the period April 1, 2005 to June 30, 2005 and gross rental income of $14,004 and net income of $273 for the period January 1, 2005 to June 30, 2005. In addition, the respective interests in the Laval and Halifax properties acquired on May 1, 2004 and the twelve Wal-Mart-FirstPro properties ("The Centres II") acquired on May 14, 2004, provided an additional gross rental income of $5,099 and net income of $291 for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004. For the six months ended June 30, 2005, the twelve Wal-Mart-FirstPro properties ("The Centres") acquired on February 16, 2004, the respective interests in the Laval and Halifax properties acquired on May 1, 2004 and the twelve Wal-Mart-FirstPro properties ("The Centres II") acquired on May 14, 2004, provided an additional gross rental income of $20,958 and net loss of $1,438 compared to the six months ended June 30, 2004.

Rental from Income Properties

Rentals from income properties for the three months ended June 30, 2005 increased by $14,785 when compared to the three months ended June 30, 2004. The increase was mostly due to the acquisition of the Other Properties and The Centres II. Rentals from income properties for the three months ended June 30, 2005 included $686 from the recognition of rents from step leases on a straight line basis over the remaining life of the lease. The reduction to allowance for doubtful accounts for the period amounted to $64.

Rentals from income properties for the six months ended June 30, 2005 increased by $36,351 when compared to the six months ended June 30, 2004. The increase was mostly due to the acquisition of the Other Properties, The Centres and The Centres II. Rentals from income properties for the six months ended June 30, 2005 included $1,190 from the recognition of rents from step leases on a straight line basis over the remaining life of the lease. The reduction to allowance for doubtful accounts for the period amounted to $151.

Allowance for Doubtful Accounts

During the three months ended June 30, 2005, no significant retail tenants filed for protection under the Companies' Creditors Arrangement Act, declared bankruptcy or vacated their premises.

During the six months ended June 30, 2005, retail tenants operating in 110,691 square feet in ten retail properties filed for protection under the Companies' Creditors Arrangement Act or declared bankruptcy. Total annual gross rental payments from these tenants were approximately $2,521. The tenants have repudiated leases in all locations. Two locations comprising 16,885 square feet have been leased to new tenants at a rental rates in excess of the repudiated leases.

Interest Income

Interest income consists primarily of interest received on the mortgages and loans receivable portfolio. Interest income for the three and six months ended June 30, 2005 has increased by $489 and $1,483 respectively compared to the same periods ended June 30, 2004. This increase is due to the additional loans provided to FirstPro.

Property Operating Costs

Total property operating costs decreased to 30.3% and 31.8% of rental revenue for the three and six month periods ended June 30, 2005 as compared to 31.2% and 31.9% for the prior periods. Substantially all property operating costs tend to be fully recovered under leases with the exception of vacant space.

Interest Expense

Interest expense for mortgages and other items consists primarily of interest paid on mortgages on the income property portfolio. The weighted average interest rate was 5.72% as at June 30, 2005, as compared to 5.82% as at December 31, 2004 and 6.05% as at June 30, 2004.

Interest expense for mortgages and other items for the three and six months ended June 30, 2005 has increased by $4,499 and $10,443 respectively compared to the same periods ended June 30, 2004. This increase is due to the substantial increase in mortgage debt arising from the acquisition of the Other Properties, The Centres and The Centres II.

On May 14, 2004 Calloway issued $55,000 of 6% convertible unsecured subordinated debentures. In the three and six months ended June 30, 2005 the total interest expense, including accretion expense, on these debentures was $825 and $1,679 respectively.

Amortization

Amortization of income properties for the three and six months ended June 30, 2005 compared to the three and six months ended June 30, 2004 has increased as a result of the acquisition of the Other Properties, The Centres and the Centres II. In addition, during the three and six months ended June 30, 2005, $2,352 and $5,096 of amortization expense was related to the write off of unamortized balance of intangibles for vacated tenant space.

Amortization of deferred leasing costs increased due to tenant inducements and leasing expenses incurred for new and renewed tenants. Amortization of deferred financing costs increased mainly due to financing fees incurred on new and renewed financing.

General and Administrative Expenses

General and administrative expenses are essentially comprised of: executive salaries, bonuses and benefits net of recoveries, trustee fees, transfer agent fees, filing fees, press releases, printing costs, rent, office and other related expenses, and professional fees such as audit fees and legal fees.

General and administrative expenses for the three months ended June 30, 2005 have decreased compared to the three months ended June 30, 2004 by $47, due to the payment of bonuses in 2004.

General and administrative expenses for the six months ended June 30, 2005 have increased compared to the six months ended June 30, 2004 by $115, due to increased salaries and additional employees, additional trustees and meetings thereof, directors and officer liability insurance premiums, increased

investor relation and stock exchange costs, and increased audit and legal fees all as a result of Calloway's significant growth.

Discontinued Operations

In accordance with CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, Calloway has classified the following properties as discontinued operations.

Properties sold during the six months ended June 30, 2005

Property Type	Property Name	Property Location	Closing Date	GLA (sq ft)
Office	Holland Cross	Ottawa, ON	January 10, 2005	272,550
Office	Century Park Place	Calgary, AB	January 14, 2005	75,675
Retail	Collingwood Plaza	Calgary, AB	April 15, 2005	7,210
Industrial	1000 Waverley	Winnipeg, MB	May 18, 2005	59,439
Industrial	110 Lowson Crescent	Winnipeg, MB	May 18, 2005	53,100
Industrial	1300 Church Avenue	Winnipeg, MB	May 18, 2005	40,600

Properties Held for Sale at June 30, 2005

Property Type	Property Name	Property Location	GLA (sq ft)
Industrial	Ecco Warehouse	Calgary, AB	36,000
Industrial	Gesco Warehouse	Calgary, AB	63,894
Industrial	Canadian Commercial Centre	Calgary, AB	124,678
Industrial	Airtech Centre	Vancouver, BC	112,744
Retail	British Colonial Building	Toronto, ON	17,356

During the three months ended June 30, 2005, the Waverley, Lowson and Church Industrial sites and the Collingwood Plaza retail building were sold for gross proceeds of $10,575 resulting in gain from sale of $1,112.

During the six months ended June 30, 2005, the Holland Cross and Century Park office building, the Waverley, Lowson and Church Industrial sites and the Collingwood Plaza retail building were sold for gross proceeds of $79,825 resulting in gain from sale of $13,338.

Net Income
Distributable Income

As a result of the items discussed above, net income and distributable income for the three months ended June 30, 2005 were greater than the three months ended June 30, 2004 by $896 (24%) and $4,733 (54%), respectively. Distributable income per unit-basic for the three months ended June 30, 2005 was $0.367 as compared to the same period in 2004 of $0.335. Distributable income per unit-diluted for the three months ended June 30, 2005 was $0.357 as compared to the same period in 2004 of $0.303.

Net income and distributable income for the six months ended June 30, 2005 were greater than the six months ended June 30, 2004 by $11,565 (169%) and $11,627 (83%), respectively. Distributable income per unit-basic for the six months ended June 30, 2005 was $0.722 as compared to the same period in 2004 of $0.651. Distributable income per unit-diluted for the six months ended June 30, 2005 was $0.700 as compared to the same period in 2004 of $0.634.

The trustees passed a resolution to clarify the definition of distributable income as provided for in the Declaration of Trust. On July 7, 2005, unitholders approved the definition. The resolution provides that distributable income means the consolidated net income of the trust in accordance with Canadian GAAP adjusted for: adding back decrease in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on dispositions of assets, and amortization of any net discount on long-term debt assumed from vendors of properties at rates of interest less than fair value; and, deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value.

FINANCIAL POSITION

Income Properties

Net book value of income properties increased to $1,093,821 as at June 30, 2005, an increase of $227,700 from the net book value of $866,121 as at December 31, 2004. This increase is due to the acquisition of interests in the eight properties from FirstPro and Wal-Mart, the acquisition of the Anjou, Sarnia and Abbotsford properties, and properties acquired under development agreements offset by the reclassification of assets held for sale and amortization recorded during the period.

Included in income properties is land acquired during 2003 and subject to development agreements with the vendors of the property. These lands have a remaining potential future development of 337,782 square feet of retail space. The vendors pay to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, the vendors assume responsibility for the cost of developing the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). Calloway provides financing to the vendors for the development costs of the additional developments. Calloway has provided a second mortgage on a specific property in the amount of $10,000 to the vendors as security for payment of the additional proceeds. The obligation of the vendors is secured by units of Calloway having a value in excess of the remaining undeveloped land value from time to time. The vendors are part of the FirstPro Group of Companies ("FirstPro") which is owned by a significant unitholder of Calloway and in which a trustee serves as an officer. Calloway will lend to FirstPro, at Calloway's cost of funds, monies required to complete the developments. It is projected that these lands will be fully developed in four years at an additional cost of $43,266 to Calloway.

During the three months ended June 30, 2005, the vendors completed the development of 9,304 square feet of retail space resulting in an acquisition cost (net of land) of $1,473. The vendors elected to receive 7,759 units at a purchase price of $10.00 per unit and 48,741 units at a purchase price of $10.50 per unit as partial consideration of the purchase price. During the period, Calloway provided financing totaling $4,741 to the vendors for development costs and $962 was repaid by the vendors.

During the six months ended June 30, 2005, the vendors completed the development of 50,622 square feet of retail space resulting in an acquisition cost (net of land) of $6,248. The vendors elected to receive 47,476 units at a purchase price of $10.00 per unit and 192,791 units at a purchase price of $10.50 per unit as partial consideration of the purchase price. During the period, Calloway provided financing totaling $8,466 to the vendors for development costs and $4,172 was repaid by the vendors.

Properties Under Development

Included in the acquisition of properties from Wal-Mart-FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc. was land under development. These lands will be developed by Calloway subject to development agreements with the vendors of the properties. Pursuant to the development agreements, the vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined capitalization rates. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80 and $19.60 per unit (approximately 1,860,000, 1,150,000, 345,000 and 225,000 units respectively). The vendors have provided acquisition financing at 0% and will provide development financing at a rate of bankers acceptance plus 200 basis points. Calloway has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the acquisition and development loans. In the event that the vendors do not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more private placements. It is projected that these lands will be fully developed in four years at an additional cost of $119,516 to Calloway.

During the three and six months ended June 30, 2005, the vendors have completed the development of 28,308 square feet of retail space resulting in an acquisition cost of $6,398 (including land of $1,259). The vendors elected to receive 34,089 units at a purchase price of $14.00 per unit and 136,523 units at a purchase price of $15.25 per unit.

A summary of each acquisition is as follows:

Development agreement options at date of acquisition

Acquisition Date	Future Development		Option Units	
	$	Square Feet	$ / Unit	Number of units
October 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000

Development agreement options at June 30, 2005

Acquisition Date	Remaining Future Development		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
October 2003	43,266	337,782	10.00	12,688
			10.50	1,636,117
February 2004	45,867	433,128	14.00	1,639,214
May 2004	38,733	273,549	15.25	677,518
November 2004	18,923	209,529	17.80	345,000
March 2005	15,993	177,682	19.60	225,000

During the three and six months ended June 30, 2005, the vendors have provided development financing totaling $5,566 and $10,344, respectively. During the three and six months ended June 30, 2005 Calloway has repaid $1,305 and $2,706, respectively.

Mortgages and Loans Receivable

Mortgages and loans receivable increased to $43,193 as at June 30, 2005 from $39,942 as at December 31, 2004. The increase is due to loans provided to FirstPro for use in their acquisition and development of property in which Calloway has an option upon completion to acquire a 50% interest and for development loans provided to FirstPro for construction on lands under development owned by Calloway offset by repayments by FirstPro of certain of these loans.

Other Assets

Deferred financing costs increased to $5,379 as at June 30, 2005 from $4,782 as at December 31, 2004. This increase is due to the fees and other charges for the new debt financing for properties acquired in the first three months of 2005 offset by amortization recorded during the period.

Prepaid expenses and deposits increased to $10,420 as at June 30, 2005 from $2,389 as at December 31, 2004, an increase of $8,031. This increase is mainly a result of increased prepaid realty taxes and prepaid acquisition charges and deposits for potential acquisitions offset by decreased prepaid insurance premiums.

Accounts receivable increased to $9,299 as at June 30, 2005 from $6,204, as at December 31, 2004, an increase of $3,095. This increase is due mainly to increase in accrual of common area recoverables for operating costs and property taxes in excess of recoveries charged to tenants, rents receivable due to increase in properties, and accrual of rental revenue on straight line basis over the term of the lease.

Mortgages Payable

Mortgages payable increased to $703,759 as at June 30, 2005 from $547,589 as at December 31, 2004, an increase of $156,170. This increase arose from new term mortgages totaling $174,620, assumed mortgages totaling $19,899, vendor take back mortgages of $6,318 on properties acquired, advances on development loans of $10,344, offset by repayment of development loans of $4,011, term mortgages assumed by the purchasers of Holland Cross, Church, Lowson Crescent and Waverley of $28,270 and principal repayments totaling $5,730 and net repayments of floating rate debt totaling $17,000.

The mortgages payable bear interest at the weighted average interest rate of 5.72% (December 31, 2004- 5.82%) and mature between 2005 and 2023. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.10 years (9.84 years for term debt). Future principal payments as a percentage of mortgages and other debt payable are as follows:

Year	Payments of principal	Debt maturing during year	Total	% of Total	Weighted average interest rate (%)
2005	2,412	49,044	51,456	7.31	2.99
2006	12,307	8,037	20,344	2.89	4.28
2007	12,985	3,531	16,516	2.35	5.32
2008	13,659	3,832	17,491	2.49	6.08
2009	13,887	29,631	43,518	6.18	5.62
2010	14,179	15,209	29,388	4.18	5.98
2011	14,375	19,548	33,923	4.82	6.69
2012	14,465	5,748	20,213	2.87	6.40
2013	14,048	38,089	52,137	7.41	6.06
2014	13,081	80,522	93,603	13.30	5.95
2015	11,280	82,359	93,639	13.31	6.06
2016	10,481	31,061	41,542	5.90	6.05
2017	9,794	41,964	51,758	7.35	6.22
2018	7,442	32,668	40,110	5.70	5.61
2019	6,344	47,616	53,960	7.67	5.99
Thereafter	9,440	34,721	44,161	6.27	5.73
Total	$ 180,179	$ 523,580	$ 703,759	100.00	5.72

Approximately $27,091 or 3.85% of the mortgages payable balance as at June 30, 2005 is comprised of variable rate debt.

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of the gross book value of Calloway or 65% if convertible debentures are issued. (Gross book value is defined as total assets plus accumulated amortization of income properties). Total mortgages payable (including capital lease obligations) as a percentage of gross book value was 54.9% as at June 30, 2005, as compared to 52.9% as at December 31, 2004 and 53.1% as at June 30, 2004. Total debt (mortgages payable, capital lease obligations and convertible debentures) as a percentage of gross book value was 57.5% as at June 30, 2005, as compared to 58.0% as at December 31, 2004 and 58.7% as at June 30, 2004.

Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,526 is $474 at June 30, 2005.

Convertible Debentures

On May 14, 2004, Calloway issued $55,000 of 6.00% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible into trust units at $17.00 per unit and are redeemable at the option of Calloway in cash or units on or after June 28, 2010. As at June 30, 2005 $34,681 of face value of the debentures was outstanding. The debentures were divided into their liability and equity components, measured at their respective fair values at time of issue.

Lease Commitment

One of Calloway's assets held for sale is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011, and Calloway has an option to extend for a further 10 years.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities increased to $36,878 as at June 30, 2005 from $22,587 as at December 31, 2004 an increase of $14,291. The increase is a result of the accrual for property taxes and operating costs, holdbacks for costs to complete on properties acquired, accrual for costs of potential acquisitions, additional prepaid rents made by tenants, additional distributions to unitholders, an increase in net GST payable, and an increase in interest payable arising from additional mortgages.

Unitholders' Equity

Unitholders equity increased to $470,300 as at June 30, 2005 from $391,506 as at December 31, 2004 an increase of $78,794. This increase was due to the issuance of units for partial consideration on purchase of income properties, units issued under the provisions of development agreements, exercise of options and net income, offset by distributions to unitholders, and costs of the issuance of units.

It has been our intent to make monthly cash distributions to unitholders of approximately 90% of Calloway's Distributable Income. For the three months ended June 30, 2005, distributions amounting to 93.4% of distributable income were made or declared. For the six months ended June 30, 2005, distributions amounting to 91.8% of distributable income were made or declared.

LIQUIDITY AND CAPITAL RESOURCES

Calloway's principal sources of liquidity are its ability to generate cash from operations, arrange new loans, and offer units to the public. For the three months ended June 30, 2005, cash from operations totalled $13,803, an increase of $4,804 from the three months ended June 30, 2004. For the six months ended June 30, 2005, cash from operations totalled $26,106, an increase of $11,797 from the three months ended June 30, 2004.

During the three months ended June 30, 2005, term mortgages, development loans and revolving operating facilities increased by $12,095. New term mortgages and mortgages provided by vendors were $9,576, advances under development loans were $5,566, net adjustment for imputed interest on non-interest bearing development loans was $236, a term mortgage in the amount of $11,979 was assumed by Calloway, term mortgages in the amount of $5,264 was assumed by the purchaser of the Church, Lowson Crescent and Waverley buildings, development loans in the amount of $2,706 were repaid and mortgage repayments were $3,792. During the same period there was a net repayment in the revolving operating facility of $3,500.

During the six months ended June 30, 2005, term mortgages, development loans and revolving operating facilities increased by $156,170. New term mortgages and mortgages provided by vendors were $180,616, advances under development loans were $10,344, net adjustment for imputed interest on non-interest bearing development loans was $321, term mortgages in the amount of $19,958 were assumed by Calloway, term mortgages in the amount of $28,271 were assumed by the purchasers of the Holland Cross, Century Park Place, Church, Lowson Crescent and Waverley buildings, development loans in the amount of $4,011 were repaid and mortgage repayments were $5,787. During the same period there was a net repayment in the revolving operating facility of $17,000.

Unit issuances for the three months ended June 30, 2005, resulted in gross proceeds of $22,598. Unit issuances for the six months ended June 30, 2005, resulted in gross proceeds of $86,596.

During January 2005, Calloway completed the acquisition of the Anjou retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, Calloway completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by assumption of existing mortgage of $7,979 and by the payment of the balance in cash

On March 10, 2005, Calloway completed the acquisition of 100% interests in three retail properties and 60% interests in five others for a cost of $229,731. The purchase price was satisfied by issuing term mortgages on seven of the properties totaling $155,210, by the vendors providing mortgages on one of the properties totaling $5,997, by issuing 3,101,000 units at a price of $19.35 per unit for gross proceeds of $60,004 and by working capital.

On April 15, 2005, the REIT completed the sale of the Collingwood Plaza retail building for gross proceeds of $1,275, resulting in a gain from sale of $368.

On May 18, 2005, the REIT completed the sale of the Lowson Crescent, Church Avenue and Waverley industrial buildings for gross proceeds of $9,300, resulting in a gain on sale of $744. The purchaser assumed mortgages totalling $5,264.

On May 20, 2005, the REIT completed the acquisition of a retail property in Abbotsford for a cost of $16,500. The purchase price was satisfied by the assumption of an existing mortgage of $11,979 and by the payment of the balance in cash.

We expect to be able to meet all of Calloway's ongoing obligations, and maintain cash distributions to unitholders, based on Calloway's cash flow from operations and its borrowing capacity. We expect to fund growth by using borrowing capacity and issuing units.

RELATED PARTY TRANSACTIONS

The following related party transactions are those that are not disclosed elsewhere in this document. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 10, 13, 16, 19 and 20 of the unaudited consolidated financial statements for the three months ended June 30, 2005. As at June 30, 2005, FirstPro owned 6,219,125 units of the REIT (16.3% of the issued and outstanding units). FirstPro has options to acquire approximately 4,451,979 units pursuant to development agreements. At the current level of ownership FirstPro has the right to nominate two Trustees.

During the three months ended June 30, 2005, the REIT paid fees totaling $600 (three months ended June 30, 2004 - $455) to a legal firm in which a trustee is a partner. During the six months ended June 30, 2005, the REIT paid fees totaling $966 (six months ended June 30, 2004 - $884) to a legal firm in which a trustee is a partner.

During the three months ended June 30, 2005, the REIT paid fees totaling $338 (three months ended June 30, 2004 - $233) to a trustee for consulting services for public equity offerings. During the six months ended June 30, 2005, the REIT paid fees totaling $428 (six months ended June 30, 2004 - $421) to a trustee for consulting services for public equity offerings.

During the three months ended June 30, 2005, the REIT earned interest income totaling $942 (three months ended June 30, 2004 - $497) from FirstPro and another company in which trustees of the REIT are officers and directors. During the six months ended June 30, 2005, the REIT earned interest income totaling $1,946 (six months ended June 30, 2004 - $603) from FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended June 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $759 (three months ended June 30, 2004 – $441) to FirstPro and another company in which trustees of the REIT are officers and directors. During the six months ended June 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $1,541 (six months ended June 30, 2004 – $657) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended June 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $448 (three months ended June 30, 2004 - $734) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the three months ended June 30, 2005 fees totaling $224 (three months ended June 30, 2004 - $1,196) were paid to FirstPro under the development and other agreements. During the six months ended June 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $967 (six months ended June 30, 2004 - $1,352) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the six months ended June 30, 2005 fees totaling $364 (six months ended June 30, 2004 - $1,196) were paid to FirstPro under the development and other agreements.

As at June 30, 2005, amounts totaling $174 included in accounts receivable were receivable from related parties and amounts totaling $3,750 included in accounts payable were payable to related parties.

RISKS AND UNCERTAINTIES

Real Property Ownership

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

The primary risk facing Calloway is the potential for declining revenue arising from increased vacancies or declining rental rates. Calloway has reduced this risk by diversifying its holdings geographically across Canada while focusing its acquisition strategy on high quality retail properties. These properties provide tenants with lower operating costs and tend to be less costly to lease than most other types of commercial real estate. Wal-Mart Canada Inc. comprises approximately 33.63% of the rental revenue as at June 30, 2005. As at June 30, 2005, 9.33% of leases renew prior to January 1, 2010.

Management of Calloway is subject to investment guidelines and operating criteria as set forth in the Declaration of Trust. This includes appropriate due diligence procedures for property acquisitions, the amount of leverage allowed, and review of operations by the Trustees.

Credit Risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Calloway mitigates this risk of credit loss by ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies.

With the exception of Wal-Mart, no one tenant group represents more than 4.38% of annual gross revenues. Calloway's nine largest tenant groups, excluding Wal-Mart, represent approximately 25.16% of annual gross revenues. Calloway's tenant mix, led by Wal-Mart, includes international and national retailers. The names noted below are the names of the parent or operating name and are not necessarily the covenant under the lease.

	Tenant	Amount	%
1.	Wal-Mart	$47,877	33.63%
2.	Reitmans Group	$ 6,242	4.38%
3.	Winners	$ 5,056	3.55%
4.	Mark's Work Wearhouse	$ 4,502	3.16%
5.	Best Buy/Future Shop	$ 4,165	2.93%
6.	HBC / Zellers	$ 4,035	2.83%
7.	Staples/Business Depot	$ 3,630	2.55%
8.	Sobey's / IGA	$ 3,465	2.43%
9.	Cara Group	$ 2,901	2.04%
10.	Payless Shoesource	$ 1,832	1.29%

During the three months ended June 30, 2005 no significant tenants filed for protection under Companies' Creditors Arrangement Act or the Bankruptcy and Insolvency Act, or vacated premises. The financial effect of tenants who have filed for protection under Companies' Creditors Arrangement Act or the Bankruptcy and Insolvency Act, or vacated premises for the six months ended June 30, 2005 is discussed above in the Allowance for Doubtful Accounts section.

Further risks arise in the event that borrowers default on the repayment of their mortgages to Calloway. Such risk is mitigated through due diligence, the evaluation of the worth of underlying real estate security and, where possible, obtaining a secondary source of security.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that Calloway may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon lease expiry. With the acquisition of relatively new retail properties, with a significant portion of leases being ten years and greater in term, we have a relatively low amount of space expiring in any one year for the next 7 years.

	Area (sf)	% Area
2005	74,393	0.85%
2006	91,152	1.04%
2007	284,086	3.23%
2008	165,918	1.89%
2009	205,775	2.34%
2010	401,929	4.57%
2011	377,381	4.29%
Thereafter	7,053,273	80.18%
Vacancy as at June 30, 2005	143,375	1.63%
Total	8,797,282	100.00%

Debt Financing and Interest Rate Risk

Calloway is exposed to interest rate risk in regard to its debt. It minimizes this risk by restricting total indebtedness to 60% of gross book value (65% including convertible debentures). Calloway attempts to stagger maturity dates of term debt including matching maturity dates to Wal-Mart renewal dates. In addition, because of the current historically low interest rate environment, we have financed a significant component of our 2004 and 2005 acquisitions with debt having terms in excess of ten years. As at June 30, 2005, over 74% of total debt matures in greater than five years.

Calloway has arranged floating rate operating facilities limited to $80,000. In addition, Calloway has floating rate development loans with banks and vendors of properties. At June 30, 2005, $27,091 was drawn under these facilities and loans. There is a risk that the lenders will not refinance the facilities and loans on terms and conditions acceptable to Calloway, refinance the loans with term debt, or on terms at all. For every 1% increase in the applicable floating rate, interest expense would increase and net income would decrease by $271 and net income per unit and distributable income per unit on an annual basis would decrease by $0.007 and $0.007 respectively.

Unitholder Liability

There is a risk, which is considered to be remote in the circumstances, that unitholders could be held personally liable for obligations of Calloway to the extent that these claims are not satisfied by Calloway. We have taken steps to mitigate this risk, including obtaining appropriate operational and asset insurance and, where feasible, attempting to have every material written contract or commitment of Calloway contain an express disavowal of liability against the unitholders, trustees and employees of Calloway. In addition, legislation has been enacted in Alberta and Ontario which limits the personal liability of unitholders in trusts for the trusts liabilities.

Environmental Risk

Calloway is subject to Canadian laws relating to the environment. Most of these laws deal primarily with the removal and remediation of hazardous substances. Environmental risk is relevant to Calloway's ability to sell or finance affected properties and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Calloway. We are not aware of any material non-compliance with environmental laws or regulations with regard to Calloway's properties, or of any pending or threatened actions, investigations or claims against Calloway relating to environmental matters. In accordance with the Declaration of Trust, Calloway must conduct an environmental review through third party consultants prior to acquiring properties.

Land Leases

To the extent the properties in which Calloway has an interest are located on leased land, the land leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which results in Calloway being taxed on a basis other than undistributed taxable income.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that FirstPro (a significant unitholder), the Trustees, executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing. Existing Non-Competition Agreements address those conflicts of interest with executive management.

The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities. David Calnan, an officer and Trustee of Calloway, is a partner of Shea Nerland Calnan, a law firm that provides legal services to Calloway. Simon Nyilassy, a Trustee of Calloway, was an officer of FirstPro until July 8, 2005 at which time he became President and Chief Executive Officer of Calloway. FirstPro is a group of companies from which Calloway has purchased income properties, entered into development agreements with, and provided loans to. FirstPro also provides property management services to Calloway. Kevin Pshebniski, a Trustee of Calloway, is an officer and director of Hopewell Development Corporation, to which Calloway has provided loans and which provides property management services to Calloway. Michael Young, a Trustee of Calloway, provides equity raising services to Calloway.

The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions, and refrain from voting.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway were to be unable to raise additional funds on favourable terms or for other reasons, certain of its acquisition or development activities may be curtailed and in certain cases Calloway may be unable to fulfill commitments under various agreements.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

We have determined that there is no change in our assessment of the risks and uncertainties as detailed in our management discussion and analysis for the year ended December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

Calloway's significant accounting policies are disclosed in Note 3 to the unaudited consolidated financial statements for the quarter ended June 30, 2005 and in Note 3 to the audited consolidated financial statements for the year ended December 31, 2004. An estimate is considered critical if it requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Calloway's condition, changes in financial position or results of operations. We have determined that there is no change in our disclosure of critical accounting estimates as detailed in our management discussion and analysis for the year ended December 31, 2004.

NEW ACCOUNTING POLICIES ADOPTED IN 2005

The Canadian Institute of Chartered Accountants ("CICA") has not issued any accounting pronouncements that impacted the accounting policies of Calloway for the six months ended June 30, 2005.

FUTURE CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements of the CICA have been reviewed and none have been identified as requiring a change to the accounting polices of Calloway at this time. Calloway is in the process of assessing the impact on the financial statements in the future resulting from the CICA pronouncements regarding Comprehensive Income, Financial Instruments-Recognition and Measurement, and Hedges.

SUBSEQUENT EVENTS

On July 8, 2005, 2005, the REIT completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the REIT owns the other co-ownership interests and a 50% interest in a property subject to an option which the REIT exercised. The purchase price of the properties was approximately $1,165,271 (including costs of acquisition) which will be allocated to the tangible and intangible components of the income properties and to the properties under development acquired. Approximately $189,292 of the purchase price relates to three properties in which the REIT will acquire leasehold interests. The properties comprise approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet is leased to Wal-Mart, and include adjacent lands with the potential for future development of approximately 2,721,594 net square feet. The purchase price was satisfied as follows: by assumption of existing mortgages of $342,863, by obtaining first mortgage and unsecured bridge financing of approximately $296,250; by way of vendor take back mortgages of approximately $33,091; by way of vendors providing mark to market adjustments on mortgages assumed of $22,386; by FirstPro and other vendors subscribing to 12,594,458 exchangeable Class B units at a price of $19.85 per unit of a limited partnership formed by the REIT and by payment of the balance in cash. The REIT funded the majority of the cash component of the purchase price by issuing 11,336,000 units at a price of $19.85 per unit. The agreements included issuing special voting units to FirstPro and other vendors, an increase in FirstPro's ability to nominate trustees, the REIT acquiring a portion of FirstPro's development and leasing operations, entering into long term development agreements and amending existing property management agreements with FirstPro, the REIT's head office being relocated to Toronto and appointment of new senior management. The REIT estimates that approximately $2,000 in expenses related to the relocation of the head office and turnover in senior management including bonuses will be incurred. The expenses will be recognized as incurred.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Simon Nyilassy, the President and Chief Executive Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005.

Simon Nyilassy
President and Chief Executive Officer
Calloway Real Estate Investment Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Mark Suchan, the Chief Financial Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005.

Mark Suchan
Chief Financial Officer
Calloway Real Estate Investment Trust




CALLOWAY
REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(Unaudited)
(In thousands of dollars)

	September 30, 2005	December 31, 2004
Assets		
Real estate assets		
Income properties (Note 4)	$ 2,146,538	$ 866,121
Properties under development (Note 5)	182,191	32,030
Mortgages and loans receivable (Note 6)	41,821	39,942
Deferred leasing costs (Note 7)	480	398
Assets held for sale (Note 18)	21,601	55,128
	2,392,631	993,619
Deferred financing costs (Note 8)	6,962	4,782
Prepaid expenses and deposits	22,749	2,389
Accounts receivable	24,343	6,204
Cash and cash equivalents	31,554	7,624
	$ 2,478,239	$ 1,014,618
Liabilities		
Mortgages payable (Note 9)	$ 1,231,796	$ 524,521
Mortgages payable related to assets held for sale (Notes 9 and 18)	6,647	23,068
Capital lease obligations (Note 10)	485	453
Debentures (Note 11)	225,221	52,483
Accounts payable and accrued liabilities	64,808	22,587
	1,528,957	623,112
Equity (Note 3 and 12)	949,282	391,506
	$ 2,478,239	$ 1,014,618

Commitments and Contingencies (Note 19)

Approved by the Board of Trustees:

"Simon Nyilassy" Trustee

"Al Mawani" Trustee

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited)

(In thousands of dollars, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 62,449	$ 24,739	$ 128,502	$ 54,442
Interest	1,128	800	3,274	1,461
	63,577	25,539	131,776	55,903
Expenses				
Property operating costs	18,226	7,411	39,259	16,876
Interest – mortgages and other	17,357	6,635	35,378	14,212
Interest – debentures	704	884	2,384	1,317
Amortization of income properties				
– tangible components	12,084	3,883	22,731	8,323
– intangible components	9,264	2,544	20,095	5,035
General and administrative	3,302	240	4,372	1,195
Amortization of deferred leasing costs	30	11	66	30
Amortization of deferred financing costs	295	156	629	305
	61,262	21,764	124,914	47,293
Net income from continuing operations	2,315	3,775	6,862	8,610
Discontinued operations (Note 18)				
Net income from discontinued operations	454	827	964	2,823
Gain from sale of real estate assets	-	-	13,338	-
	454	827	14,302	2,823
Net income	$ 2,769	$ 4,602	$ 21,164	$ 11,433
Net income per unit (Note 12)				
Basic				
Continuing operations	$ 0.038	$ 0.125	$ 0.156	$ 0.352
Discontinued operations	0.007	0.028	0.324	0.116
Net income	$ 0.045	$ 0.153	$ 0.480	$ 0.468
Diluted				
Continuing operations	$ 0.038	$ 0.125	$ 0.155	$ 0.348
Discontinued operations	0.007	0.027	0.324	0.114
Net income	$ 0.045	$ 0.152	$ 0.479	$ 0.462

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Equity

(Unaudited)
(In thousands of dollars)

	Units in $	Debentures in $	Net Income	Distributions	Total
Equity, June 30, 2005	$ 492,058	$ 1,371	$ 42,921	$ (66,050)	$ 470,300
Issuance of units	495,579	-	-	-	495,579
Issue costs	(7,933)	-	-	-	(7,933)
Fair value of options issued	10,675	-	-	-	10,675
Conversion of debentures	343	(343)	-	-	-
Net income	-	-	2,769	-	2,769
Distributions	-	-	-	(22,108)	(22,108)
Equity, September 30, 2005	$ 990,722	$ 1,028	$ 45,690	$ (88,158)	$ 949,282
Equity, June 30, 2004	$ 356,302	$ 2,175	$ 17,942	$ (22,884)	$ 353,535
Issuance of units	3,208	-	-	-	3,208
Fair value of options issued	7	-	-	-	7
Net income	-	-	4,602	-	4,602
Distributions	-	-	-	(9,508)	(9,508)
Equity, September 30, 2004	$ 359,517	$ 2,175	$ 22,544	$ (32,392)	$ 351,844

	Units in $	Debentures in $	Net Income	Distributions	Total
Equity, December 31, 2004	$ 407,330	$ 2,157	$ 24,526	$ (42,507)	$ 391,506
Issuance of units	582,175	-	-	-	582,175
Issue costs	(10,587)	-	-	-	(10,587)
Fair value of options issued	10,675	-	-	-	10,675
Conversion of debentures	1,129	(1,129)	-	-	-
Net income	-	-	21,164	-	21,164
Distributions	-	-	-	(45,651)	(45,651)
Equity, September 30, 2005	$ 990,722	$ 1,028	$ 45,690	$ (88,158)	$ 949,282
Equity, December 31, 2003	$ 104,199	$ -	$ 11,112	$ (9,266)	$ 106,045
Issuance of units/debentures	265,530	2,175	-	-	267,705
Issue costs	(10,232)	-	-	-	(10,232)
Fair value of options issued	19	-	-	-	19
Net income	-	-	11,433	-	11,433
Distributions	-	-	-	(23,126)	(23,126)
Equity, September 30, 2004	$ 359,516	$ 2,175	$ 22,545	$ (32,392)	$ 351,844

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited)
(In thousands of dollars)

	Three Months Ended September 30 2005	Three Months Ended September 30 2004	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
Operating activities				
Net income	$ 2,769	$ 4,602	$ 21,164	$ 11,433
Add (deduct) items not affecting cash:				
Amortization of income properties				
- tangible components	12,084	3,883	22,731	8,323
- intangible components	9,264	2,544	20,095	5,035
Amortization of deferred leasing costs	30	11	66	30
Amortization of deferred financing costs	295	156	629	305
Amortization of prepaid land rent	337	-	337	-
Capital lease obligation interest	11	10	32	29
Fair value of options	-	1	-	3
Straight-lining of rents	(1,312)	(533)	(2,562)	(1,111)
Deferred unit compensation expense	858	-	858	-
Discontinued operations	(1)	547	331	1,483
Debenture liability accretion	25	54	124	54
Mark to market amortization	(1,033)	-	(1,033)	-
Gain from sale of real estate assets	-	-	(13,338)	-
	23,327	11,275	49,434	25,584
Expenditures on deferred leasing costs	(309)	(172)	(1,413)	(365)
Change in other non-cash operating items	(4,722)	(1,702)	(3,735)	(1,264)
	18,296	9,401	44,286	23,955
Financing activities				
Proceeds from mortgage financings	381,804	34,740	568,925	380,038
Proceeds from issuance of units (net of issue costs) (Note 14)	223,657	2,580	283,475	253,766
Proceeds from issuance of debentures	200,000	-	200,000	55,000
Mortgages and other debt repayments	(244,426)	(26,594)	(272,900)	(62,787)
Distributions	(17,364)	(9,326)	(40,083)	(19,941)
Expenditures on deferred financing costs	(1,878)	(86)	(2,843)	(4,174)
	541,793	1,314	736,574	601,902
Investing activities				
Additions to income properties (Note 14)	(450,979)	(1,816)	(702,704)	(574,925)
Advances for mortgages and loans receivable (net of repayments)	1,372	(1,223)	(1,879)	(32,739)
Additions to properties under development	(94,150)	(7,069)	(100,347)	(12,387)
Deposits	(1,988)	-	(1,988)	-
Proceeds on sale of assets held for sale (Note 14)	-	-	49,988	-
	(545,745)	(10,108)	(756,930)	(620,051)
Increase in cash and cash equivalents	14,344	607	23,930	5,806
Cash and cash equivalents, beginning of period	17,210	5,669	7,624	470
Cash and cash equivalents, end of period	$ 31,554	$ 6,276	$ 31,554	$ 6,276

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Nine Months Ended September 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

1. Organization

Calloway Real Estate Investment Trust (the "REIT") is an unincorporated open-end mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005.

On July 7, 2005, unitholders passed a special resolution approving amendments to the declaration of trust which have the effect of converting the REIT from a closed-end to an open-end mutual fund trust and implementing additional amendments to the declaration of trust.

2. Acquisitions and Disposals

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250, resulting in a gain from sale of $12,226. The purchaser of Holland Cross assumed a mortgage of $23,007 and the mortgage on Century Park Place was transferred to another property.

During January 2005, the REIT completed the acquisition of a retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, the REIT completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by the assumption of an existing mortgage of $7,979 and by the payment of the balance in cash.

On March 10, 2005, the REIT completed the acquisition of 100% interests in three retail properties and a 60% undivided interests in each of five other retail properties from the co-owners, FirstPro Group of Companies ("FirstPro") and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,731 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all eight centres. The purchase price was satisfied as follows: by new debt financing on seven of the properties totaling $155,210, by the vendors providing a non-interest bearing mortgage on one of the properties totaling $5,997, assumption of accounts payable and by the payment of the balance in cash.

On April 15, 2005, the REIT completed the sale of the Collingwood Plaza retail building for gross proceeds of $1,275, resulting in a gain from sale of $368.

On May 18, 2005, the REIT completed the sale of the Lowson Crescent, Church Avenue and Waverley industrial buildings for gross proceeds of $9,300, resulting in a gain on sale of $744. The purchaser assumed mortgages totaling $5,269.

On May 20, 2005, the REIT completed the acquisition of a retail property in Abbotsford for a cost of $16,500. The purchase price was satisfied by the assumption of an existing mortgage of $11,979 and by the payment of the balance in cash.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Nine Months Ended September 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

On July 8, 2005, the REIT completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the REIT owns the other co-ownership interests effectively giving the REIT a 100% ownership interest in these properties. The purchase price of the properties was approximately $1,175,946 (including costs of acquisition) which was allocated to the tangible and intangible components of the income properties and to the properties under development acquired. Approximately $189,292 of the purchase price relates to three properties in which the REIT acquired leasehold interests. The 45 properties comprise approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet is leased to Wal-Mart, and include lands with the potential for future development of approximately 2,721,594 net square feet. The purchase price was satisfied as follows: by assumption of existing mortgages of $342,863; by obtaining first mortgage and unsecured bridge financing of approximately $329,250; by the vendors providing non-interest bearing mortgages of approximately $33,091; by way of vendors providing a credit with respect to a marked-to-market adjustment on mortgages assumed of $22,386; by FirstPro and other vendors subscribing to 12,594,458 exchangeable Class B units at a price of $19.85 per unit of a limited partnership formed by the REIT, by issuance of development agreement options and Class C units, and by payment of the balance in cash. The agreements included: issuing special voting units and development options of the REIT, and Class C units of the limited partnership, to FirstPro and other vendors; an increase in FirstPro's ability to nominate trustees; entering into long term development agreements and property management agreements on the properties acquired with FirstPro; the REIT's head office being relocated to Toronto and appointment of new senior management. The Class B units were valued at a price of $19.85 which was approximately the fair market value of trust units on the date the substantive terms of the acquisition were agreed and announced. Development agreement options and the Class C units were valued at their estimated fair market value of $10,675 based on a Black-Scholes calculation using the following assumptions: average volatility of 17.8% on the underlying units; an exercise price of $20.10 per unit; a risk free interest rate of 1.605%; a weighted average expected life of two years; and an expected distribution rate of 6.76%. As at September 30, 2005, the acquisition of three properties under development (included in the discussion above) has not been completed and 376,960 Class B units and $1,988 in cash is held in escrow which will be released to the vendors on completion of acquisition of the properties by the REIT. In addition, the REIT is obligated to provide an additional $10,444 in cash to complete the acquisition of one of these properties. If the properties are acquired, they will be recorded at the date of acquisition at which time the purchase price will be allocated to the fair value of the net assets acquired.

(All amounts in thousands of dollars, except per unit and unit amounts)

The assets acquired and liabilities assumed in these acquisitions were allocated as follows:

	July 8, 2005	March 10, 2005	Other	Total
Income properties-tangible assets	$ 901,847	$ 189,825	$ 33,346	$1,125,018
Income properties-intangible assets	147,487	33,909	5,902	187,298
Properties under development	116,866	5,997	-	122,863
	1,166,200	229,731	39,248	1,435,179
Mortgages payable				
Vendor take back mortgages	33,091	5,997	-	39,088
Assumed mortgages				
-face value	342,863	-	19,958	362,821
-marked-to-market adjustment	22,386	-	-	22,386
Deposits	(9,746)	-	-	(9,746)
Accounts payable and accrued liabilities	3,162	3,185	578	6,925
	391,756	9,182	20,536	421,474
Net assets acquired	$ 774,444	$ 220,549	$ 18,712	$1,013,705
Consideration for the net assets acquired was obtained from the following:				
New mortgages payable	$ 154,250	$ 155,210	$ -	$ 309,460
Unsecured bridge loan	175,000	-	-	175,000
Class B units issued to vendors	250,000	-	-	250,000
Fair value of development options and Class C units	10,675	-	-	10,675
Cash	184,519	65,339	18,712	268,570
Total consideration	$ 774,444	$ 220,549	$ 18,712	$1,013,705

The allocations of the purchase price to the fair values of the net assets acquired have not been finalized and may be subject to adjustment. Income from the acquired properties is included in the statement of income from the date of acquisition.

During the nine months ended September 30, 2005, the REIT completed the purchase of additional developed space from FirstPro for $27,763 under the terms of development agreements. The consideration paid consisted of: the issuance of 47,476 trust units at a price of $10.00 per unit, 333,353 trust units at a price of $10.50 per unit, 65,089 trust units at a price of $14.00 per unit, 215,470 trust units at a price of $15.25 per unit, 56,764 trust units at $17.80 per unit, 155,549 Class B units at $20.10 per unit, assumption of development loans and accounts payable, and the balance in cash.

Calloway Real Estate Investment Trust

Notes to the Consolidated Financial Statements

Nine Months Ended September 30, 2005

(Unaudited)

(All amounts in thousands of dollars, except per unit and unit amounts)

3. **Significant Accounting Policies**

These unaudited interim consolidated financial statements of the REIT have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2004. The interim consolidated financial statements contain disclosures which are supplemental to the REIT's annual financial statements. They do not include all the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

Exchangeable Securities

The REIT has adopted the recommendations of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants who issued an Abstract of Issues Discussed (EIC-151) "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which provides guidance on the presentation of exchangeable securities issued by a subsidiary of an income trust. In order to be presented as equity, the exchangeable securities must have distributions that are economically equivalent to distributions on units issued directly by the income trust and the exchangeable securities must also ultimately be exchanged for units of the income trust.

4. **Income Properties**

	September 30, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tangibles						
Land	$ 536,101	$ -	$ 536,101	$ 237,121	$ -	$ 237,121
Prepaid land rent	47,156	337	46,819	-	-	-
Buildings	1,214,593	24,013	1,190,580	507,577	10,056	497,521
Tenant improvements	122,759	11,173	111,586	41,846	3,490	38,356
Equipment	228	74	154	112	49	63
Intangibles						
In place lease values	268,789	22,484	246,305	96,257	7,239	89,018
Below market leases	(1,017)	(165)	(852)	(1,017)	(75)	(942)
Tenant relationship values	16,816	971	15,845	5,312	328	4,984
	$ 2,205,425	$ 58,887	$ 2,146,538	$ 887,208	$ 21,087	$ 866,121

(All amounts in thousands of dollars, except per unit and unit amounts)

Amortization of prepaid land rent is included in property operating costs on the consolidated income statement.

Included in income properties are four income properties subject to capital leases. They have a cost of $232,220 (December 31, 2004 - $40,807) and a net book value of $227,830 (December 31, 2004 - $40,048).

Included in income properties is land with a net book value of $10,148 acquired during 2003 and subject to development agreements with FirstPro, the vendors of the property. FirstPro pays the REIT an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by the REIT reflects Management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, FirstPro assumes responsibility for the cost of developing the land and is granted the right for a period of five years (extendable to ten years under certain circumstances) to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The vendors have an obligation to repurchase any land remaining undeveloped at the end of the development period. The REIT is obligated to purchase the additional developments at a price calculated by formula using the net operating rents and predetermined negotiated capitalization rates (9.5% to 10%), on the date rent becomes payable on the additional space. FirstPro has the right, at its option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units, respectively). The REIT provides financing to FirstPro for the development costs of the additional developments. The REIT has provided a second mortgage on a specific property in the amount of $10,000 to FirstPro as security for payment of the additional proceeds. During the nine months ended September 30, 2005, FirstPro completed the development of 72,795 square feet of retail space resulting in a purchase price of $9,938 to the REIT. FirstPro elected to receive 47,476 units at a purchase price of $10.00 per unit and 333,353 units at a purchase price of $10.50 per unit as partial consideration for the purchase price.

During the nine months ended September 30, 2005, the REIT provided financing totaling $11,915 to FirstPro for development costs and $7,371 was repaid by FirstPro.

During the nine months ended September 30, 2005, $3,939 of amortization expense was related to the write off of the unamortized balance of tenant improvements and intangibles for vacated tenant space.

(All amounts in thousands of dollars, except per unit and unit amounts)

5. Properties Under Development

Properties under development with a book value of $70,777 are subject to development agreements with Wal-Mart FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc., the vendors of the properties. Pursuant to the development agreements, the vendors assume responsibility for managing the development of the land and are granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined negotiated capitalization rates (7.250% to 9.125%). FirstPro has the right, at its option, to receive up to 40% of the gross proceeds for any new developments in trust units at purchase prices of $14.00, $15.25, $17.80, $19.60 and $20.10 per unit (approximately 1,860,000, 1,150,000, 345,000, 225,000 and 2,500,000 trust units respectively). The development option prices were at market on the date the substantive terms of their issue were agreed upon and announced. The vendors have provided non-interest bearing loans for the initial acquisition costs and will provide financing to the REIT for the development costs of the additional developments. The REIT has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the loans. During the nine months ended September 30, 2005, Wal-Mart FirstPro Partnership completed the development of 61,156 square feet of retail space resulting in a purchase price of $9,982 to the REIT. FirstPro elected to receive 65,089 trust units at a purchase price of $14.00 per unit, 215,470 trust units at a purchase price of $15.25 per unit and 56,764 trust units at a purchase price of $17.80 per unit as partial consideration for the purchase. During the nine months ended September 30, 2005, the vendors provided development financing totaling $21,479, and Calloway repaid $6,065.

Properties under development with a book value of $111,414 are subject to an exchange, option and support agreement ("Exchange Agreement") with FirstPro and other vendors of the properties. Pursuant to the agreement, the vendors assume responsibility for managing the development of specific properties under development and are granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined negotiated capitalization rates (7.250% to 8.875%). FirstPro and the other vendors have the right, at their option, to receive up to 40% of the gross proceeds for any new developments managed by them pursuant to the Exchange Agreement in Class B units at a purchase price of $20.10 per unit by exchanging a similar amount of Class C units (approximately 3,250,000 Class C units). Pursuant to the Exchange Agreement, FirstPro and the other vendors are also entitled, on the completion and rental of additional space on the remaining properties under development subject to the Exchange Agreement, to exchange Class C units together with a cash payment of $20.10 per unit for Class B units (approximately 5,250,000 Class C units). During the nine months ended September 30, 2005, FirstPro and another vendor completed the development of 55,683 square feet of retail space resulting in a purchase price of $7,843 to the REIT. FirstPro and the other vendor elected to receive, as partial consideration for the purchase, 155,549 Class B units at a purchase price of $20.10 per unit by exchanging 155,549 Class C units.

(All amounts in thousands of dollars, except per unit and unit amounts)

6. Mortgages and Loans Receivable

Mortgages receivable totaling $1,600 (December 31, 2004 - $1,600) are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the REIT purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The mortgages receivable are provided to a company in which a trustee of the REIT is an officer and director. The REIT has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties.

Loans receivable totaling $11,825 (December 31, 2004 - $7,281) have been provided pursuant to development agreements with FirstPro that are described in Note 4. The loans bear interest at the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25%. The loans are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regards to the loans; however, proceeds of the loans are used to fund improvements to properties owned by the REIT.

Mortgages receivable totaling $28,396 (December 31, 2004 - $21,495) have been provided pursuant to agreements with FirstPro in which the REIT will lend up to $61,931 (including letters of credit facilities totaling $1,200) for use in acquiring and developing seven properties in Ontario, Quebec and Newfoundland. These loans bear interest at a weighted average interest rate of 8.50% with interest only payable monthly. The loans are secured by first or second charges on property, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided indemnities and guarantees. The loans are due at various dates in 2009 and 2010 (five years from initial advance). The REIT has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the nine months ended September 30, 2005, one property was completed and the REIT exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,190. To September 30, 2005, a cumulative amount of $43,749 has been funded offset by repayments of $15,353.

7. Deferred Leasing Costs

	September 30, 2005			December 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Tenant Inducements	$ 347	$ 99	$ 248	$ 381	$ 112	$ 269
Leasing expenses	271	39	232	195	66	129
	$ 618	$ 138	$ 480	$ 576	$ 178	$ 398

(All amounts in thousands of dollars, except per unit and unit amounts)

8. Deferred Financing Costs

Deferred financing costs are net of accumulated amortization of $938 (December 31, 2004 - $544). For the three months and nine months ended September 30, 2005, $1,028 and $1,084, respectively, of unamortized deferred financing costs relating to the convertible debentures that have been converted, have been charged to equity issuance costs.

9. Mortgages Payable

	September 30, 2005	December 31, 2004
Term mortgages	$ 1,137,179	$ 485,190
Development loans	101,264	45,399
Revolving operating facilities	-	17,000
	1,238,443	547,589
Less: Mortgages payable – assets held for sale	6,647	23,068
	$ 1,231,796	$ 524,521

Term mortgages bear fixed interest rates ranging from 4.698% to 8.97% (December 31, 2004 – 4.698% to 7.78%), are repayable in blended monthly installments aggregating $7,240 in September 2005 ($3,165 in December 2004), are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and general security agreements, and are due June 2006 through July 2025. Term mortgages include $21,353 (December 31, 2004 - $nil) marked-to-market adjustment to reflect the fair value of mortgages at the time the related property was acquired. The marked-to-market adjustments are amortized to interest expense over the term to maturity of the related debt.

Development loans totaling $21,843 (December 31, 2004 - $15,711) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.50% to 1.50% (December 31, 2004 – 0.50% to 1.25%) and a fixed rate of 10%, are secured by first and second registered mortgages over specific income properties, and first general assignments of leases and insurance, and are due December 2005 through July 2006. Non-interest bearing development loans, which are carried at the amount of $58,960 (December 31, 2004 - $24,641) using imputed interest rates ranging from 4.03% to 4.59%, and development loans totaling $20,461 (December 31, 2004 - $5,047) bearing interest at bankers acceptance plus 2%, as further described in Note 5, are secured by first mortgages over specific income properties and properties under development, and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or date of earn out. Earn out is the date building construction is completed and the tenant is in occupancy and paying rent.

As at September 30, 2005, the revolving operating facilities bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0% to 0.375% (December 31, 2004 – 0.375% to

(All amounts in thousands of dollars, except per unit and unit amounts)

0.5%), are secured by first charges over specific income properties and first general assignments of leases and insurance, and are subject to review by July 15, 2006 and September 30, 2006. These facilities are authorized to a maximum of $80,000.

As at September 30, 2005, $nil (December 31, 2004 - $15,000) of the variable rate debt is subject to interest rate swap agreements.

Income properties and properties under development with a net book value of approximately $2,111,321 have been pledged as security under the various debt agreements. The weighted average interest rate of the debt (excluding marked-to-market adjustment) is 5.76% as at September 30, 2005 (5.82% at December 31, 2004).

During the three months ended September 30, 2005, interest totaling $1,191 (2004 - $55) has been capitalized to properties under development. During the nine months ended September 30, 2005, interest totaling $1,383 (2004 - $57) has been capitalized to properties under development.

Approximate principal repayments required to maturity are as follows:

2005 (remainder of year)	$63,780
2006	78,834
2007	27,073
2008	28,941
2009	61,587
2010	50,916
Thereafter	905,959
Marked-to-Market adjustment	21,353
	$1,238,443

10. Capital Lease Obligations

An income property was acquired under the terms of a 35 year lease with FirstPro. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,515 ($9,547 at December 31, 2004) is $485 at September 30, 2005 ($453 at December 31, 2004).

On July 8, 2005, three income properties were acquired under the terms of 35 year leases with FirstPro. FirstPro will have the right to terminate the leases after ten years on payment to the REIT of the market value of a 35 year leasehold interest in the properties at that time and will have the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the trust units and special voting units by payment to the REIT of the unamortized balance of any prepaid rent paid by the REIT to FirstPro. There are no purchase options at the end of the lease term. The REIT prepaid its entire lease obligations of $188,647 under the lease agreements on July 8, 2005.

(All amounts in thousands of dollars, except per unit and unit amounts)

11. Debentures

	September 30, 2005	December 31, 2004
Series A unsecured debentures	$ 200,000	$ -
Convertible debentures	25,221	52,483
	$ 225,221	$ 52,483

On September 22, 2005, the REIT issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010. At September 30, 2005, the Series A unsecured debentures are rated "BBB" with a stable trend by Dominion Bond Rating Services. The net proceeds of approximately $198,286 were used to repay the unsecured bridge financing (Note 2) obtained for the July 8, 2005 acquisition, operating lines of credit and other debt facilities, and for general trust purposes.

On May 14, 2004, the REIT issued $55,000 of 6.00% convertible unsecured subordinated debentures (the "Convertible Debentures") due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into trust units at $17.00 per unit and are redeemable at the option of the REIT in cash or units on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. As at September 30, 2005, $26,017 of face value of the Convertible Debentures was outstanding (December 31, 2004 - $54,550). The Convertible Debentures have not been included in the calculation of diluted net income per unit as the result would have been anti-dilutive.

12. Equity

Trust Units Authorized

The REIT is authorized to issue an unlimited number of voting trust units, each of which represents an equal undivided interest in the trust. All trust units outstanding from time to time shall be entitled to participate pro rata in any distributions by the REIT and, in the event of termination or winding-up of the REIT, in the net assets of the REIT. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the REIT to redeem all or any part of their trust units at prices determined and payable in accordance with the conditions provided for in the declaration of trust, as amended.

The REIT is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the REIT. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the REIT, which is equal to the number of trust units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of trust units on exercise, conversion or cancellation of the exchangeable securities.

(All amounts in thousands of dollars, except per unit and unit amounts)

Trust Units Issued and Outstanding

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Trust units, beginning of period	38,086,645	30,032,655	33,263,171	11,297,692
Issued for cash	11,336,000	-	14,437,000	17,648,182
Debentures converted	509,636	-	1,678,397	-
Issued for properties acquired	307,273	61,571	718,152	151,052
Unit options exercised	203,400	57,800	318,400	221,600
Warrants exercised	-	166,500	-	1,000,000
Distribution reinvestment plan	47,100	17,392	74,934	17,392
Trust units, end of period	50,490,054	30,335,918	50,490,054	30,335,918

On March 10, 2005, the REIT raised cash to fund the majority of the cash component of the purchase price and costs of acquisition of 100% interests in three retail properties and 60% undivided interests in five other retail properties (Note 2), by issuing 3,101,000 trust units of the REIT on conversion of its previously issued 3,101,000 subscription receipts. The subscription receipts were issued at a price of $19.35 per unit for gross proceeds of $60,004 (net proceeds of $58,210).

On July 8, 2005, the REIT raised cash to fund the majority of the cash component of the purchase price and costs of acquisition of freehold and leasehold interests in 45 properties (Note 2), by issuing 11,336,000 trust units of the REIT on conversion of its previously issued 11,336,000 subscription receipts. The subscription receipts were issued at a price of $19.85 per unit for gross proceeds of $225,020 (net proceeds of $218,457).

During the three months ended September 30, 2005, holders of debentures with a face value of $8,664 exercised their conversion privileges resulting in the issuance of 509,636 trust units. During the nine months ended September 30, 2005, holders of debentures with a face value of $28,533 exercised their conversion privileges resulting in the issuance of 1,678,397 trust units.

During the three months ended September 30, 2005, the REIT issued 140,562 trust units at $10.50 per unit, 31,000 trust units at $14.00 per unit, 78,947 trust units at $15.25 per unit, and 56,764 trust units at $17.80 per unit all to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $4,124. During the nine months ended September 30, 2005, the REIT issued 47,476 trust units at $10.00 per unit, 333,353 trust units at $10.50 per unit, 65,089 trust units at $14.00 per unit, 215,470 trust units at $15.25 per unit and 56,764 trust units at $17.80 per unit to FirstPro for properties acquired pursuant to development agreements for gross proceeds of $9,183.

During the three months ended September 30, 2005, 203,400 options with an exercise price of $10 per unit were exercised resulting in the issuance of 203,400 trust units for gross proceeds of $2,034. During the nine months ended September 30, 2005, 318,400 options with an exercise price of $10 per unit were exercised resulting in the issuance of 318,400 trust units for gross proceeds of $3,184.

(All amounts in thousands of dollars, except per unit and unit amounts)

During the three months ended September 30, 2005, the REIT issued 47,100 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $1,065. During the nine months ended September 30, 2005, the REIT issued 74,934 trust units pursuant to the Distribution Reinvestment Plan for gross proceeds of $1,580.

Special Voting Units Issued and Outstanding

During the three months ended September 30, 2005, the REIT issued 12,750,007 special voting units to vendors of properties acquired. There is no value assigned to the special voting units.

Deferred Unit Plan

The trustees and officers are eligible to participate in a compensation plan under which deferred units are granted by the Compensation Committee for trustee fees and executive bonuses. Trustees and officers that participate in the plan must elect to contribute between 60% and 100% of their fees or bonuses to the plan. The REIT will match the amount participants elect to contribute to the plan. The number of deferred units granted to each participant is determined by dividing two times their elected amount by the volume weighted average price of the REIT's units traded on the TSX for the ten days immediately prior to the date of grant. Deferred units will vest to the participant as follows: 50% on the third anniversary of the grant; 25% on each of the fourth and fifth anniversaries of the grant, subject to provisions for earlier vesting under change of control, retirement, death or termination. A deferred unit granted through the plan entitles the holder, at the holder's option, to receive on or after the vesting date the equivalent number of trust units. In addition, the deferred units will earn additional deferred units ("Additional Deferred Units") for the cash distributions that would have been paid on the deferred unit if it had been issued as a trust unit on the date of grant assuming the reinvestment of the distribution into REIT units. No additional compensation expense is recorded for Additional Deferred Units issued.

The deferred unit plan was approved by unitholders on July 7, 2005 resulting in the grant of 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was considered to be a change of control for purposes of the deferred unit plan resulting in the vesting of all outstanding deferred units and all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses, of $858 was recorded in the three months ended September 30, 2005. In addition, 1,156 Additional Deferred Units were granted during the period.

As at September 30, 2005, 72,700 deferred units were outstanding and vested under the plan.

Distribution Reinvestment Plan

The REIT, as of the June 2004 distribution, has effected a Distribution Reinvestment Plan for holders of trust units which allows participants to reinvest their monthly cash distributions in additional trust units at an effective purchase price equal to 97% of the volume weighted average price for the ten business days prior to the distribution date. During the three months ended September 30, 2005, 47,100 trust units have been issued under the plan for gross proceeds of $1,065. During the nine months ended September 30, 2005, 74,934 trust units have been issued under the plan for gross proceeds of $1,580.

(All amounts in thousands of dollars, except per unit and unit amounts)

Limited Partnership Units Authorized

An unlimited number of Class A units, Class B units and Class C units may be issued by Calloway Limited Partnership ("LP"). Class A partners shall have five votes for each Class A unit held, Class B partners shall have one vote for each Class B unit held and Class C partners shall have no votes at all meetings of the LP.

The Class A units are entitled to all the remaining distributable cash of the LP after the required distributions to the Class B units. All of the Class A units are owned indirectly by the REIT and have been eliminated on consolidation.

The Class B units are non-transferable, except under certain circumstances, but are exchangeable, on a one-for-one basis, into trust units at any time at the option of the holder. Holders of Class B units are entitled to receive distributions equivalent to distributions received by trust units. Each Class B unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of unitholders of the REIT.

The Class C units are entitled to receive 0.01% of any distributions of the LP and have nominal value. They are exchangeable, at the option of the holder, into Class B units upon the completion and rental of additional premises on specific properties under development at an amount of $20.10 per unit.

The Class B units and Class C are considered to be economically equivalent and cannot be sold to third parties without exchanging to trust units and accordingly have been presented as equity.

Class B Units Issued and Outstanding

On July 8, 2005, the LP issued 12,594,458 Class B units for properties acquired pursuant to agreements for purchase and sale (Note 2). The Class B units were issued at a price of $19.85 per Class B unit for ascribed proceeds of $250,000.

On August 1, 2005, the LP issued 155,549 Class B units upon conversion of Class C units arising from completion of developments. The Class B units were issued at a price of $20.10 per Class B unit for gross proceeds of $3,127.

As at September 30, 2005, 376,960 Class B Units and $1,988 in cash were held in escrow subject to completion of the acquisition of three properties. No distributions are accrued or paid on the Class B units while they are held in escrow. The Class B units and cash held in escrow will be returned to treasury or the REIT if the properties are not acquired by the REIT. All of the Class B units held in escrow units have been included in basic number of units outstanding for earnings per unit calculations from the date of issue.

Class C Units Issued and Outstanding

On July 8, 2005, the LP issued 8,500,000 Class C units pursuant to agreements for purchase and sale (Note 2). On August 1, 2005, 155,549 Class C units were exchanged for Class B units.

(All amounts in thousands of dollars, except per unit and unit amounts)

Weighted Average Number of Units

Net income per unit is calculated using the weighted average number of units outstanding as follows:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Trust units	49,015,791	30,097,376	40,081,436	24,411,767
Class B units	11,739,320	-	3,956,107	-
Vested deferred units	67,477	-	22,740	-
Basic	60,822,588	30,097,376	44,060,283	24,411,767
Effect of dilutive securities:				
Unit option plan	31,556	134,424	115,206	150,456
Warrants	-	55,249	-	188,250
Diluted	60,854,144	30,287,049	44,175,489	24,750,473

The potential exercise of development agreement options, conversion of Class C units into Class B units and conversion of convertible debentures into trust units has not been included in the calculation of the diluted number of units as these have been determined to be anti-dilutive.

13. Unit Options

Unit Option Plan

On October 24, 2002, the REIT adopted a unit option plan for its trustees, officers, employees and other persons who provide services to the REIT. The maximum number of trust units issuable upon exercise of such options currently may not exceed 562,000 trust units. The number of trust units issuable under the option plan may be increased on an annual basis subject to any required regulatory and unitholder approvals. The plan provides for the granting of options to purchase trust units of the REIT at not less than the market price at the time of granting. The vesting terms of any options granted are fixed by the Board of Trustees of the REIT at the time of grant. An option's maximum term is five years.

On July 7, 2003, 560,000 unit options were granted to employees and trustees. These options have an exercise price of $10 per unit and expire July 7, 2008. The trading price at the date of grant was $9.94 per unit. All options granted have now vested. Options totaling 555,000 were exercised up to and including September 30, 2005 (December 31, 2004 – 236,600). As a result of the approval and implementation of the Deferred Unit Plan, the REIT does not intend to issue any further options under this plan.

(All amounts in thousands of dollars, except per unit and unit amounts)

Development Options

Pursuant to certain development agreements (see Notes 4 and 5), FirstPro has the right, at its option, to receive up to 40% of the gross proceeds for any new developments in trust units at purchase prices noted below. Developments completed in the three months ended September 30, 2005, resulted in the issuance to FirstPro of 140,562 trust units at a price of $10.50 per unit, 31,000 trust units at a price of $14.00 per unit, 78,947 trust units at a price of $15.25 per unit and 56,764 trust units at $17,80 per unit. Developments completed in the nine months ended September 30, 2005, resulted in the issuance to FirstPro of 47,476 trust units at a price of $10.00 per unit, 333,353 trust units at a price of $10.50 per unit, 65,089 trust units at a price of $14.00 per unit, 215,470 trust units at a price of $15.25 per unit and 56,764 trust units at $17.80 per unit.

Pursuant to the Exchange Agreement (see Note 5), FirstPro and other vendors have the right, at their option, to receive up to 40% of the gross proceeds for new developments managed by them in Class B units for $20.10 per unit and the exchange of a similar number of Class C units. In addition, First Pro and the other vendors are entitled on the completion and rental of additional space on the remaining developments subject to the Exchange Agreement, at their option, to exchange Class C units for Class B units at a purchase price of $20.10 per unit. Developments completed in the three months and nine months ended September 30, 2005, resulted in the issuance to FirstPro and another vendor of 155,549 Class B units at a price of $20.10 per unit.

The options have not been included in the calculation of diluted earnings per unit as the result would have been anti-dilutive or the conditions for issuance have not been met.

Development options at date of acquisition

Acquisition Date	Future Development (estimated)		Option Units	
	$	Square Feet	$ / Unit	Number of units
Development Agreement Options				
October 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000
July 2005	84,586	390,771	20.10	2,500,000
Exchange Agreement Options				
July 2005	271,857	2,330,623	20.10	8,500,000

(All amounts in thousands of dollars, except per unit and unit amounts)

Development options at September 30, 2005

Acquisition Date	Remaining Future Development (estimated)		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
Development Agreement Options				
October 2003	41,464	330,337	10.00	12,688
			10.50	1,582,946
February 2004	47,054	434,325	14.00	1,673,273
May 2004	37,180	262,243	15.25	598,571
November 2004	16,725	199,629	17.80	288,236
March 2005	14,513	167,048	19.60	225,000
July 2005	85,392	403,233	20.10	2,500,000
Exchange Agreement Options				
July 2005	274,446	2,344,277	20.10	8,344,451

14. Supplemental Cash Flow Information

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Interest paid – mortgages and other	$ 15,324	$ 7,503	$ 33,097	$ 14,671
Interest paid – debentures	$ 65	$ 433	$ 1,631	$ 433
Interest received	$ 1,131	$ 1,307	$ 3,271	$ 1,641
Portion of income properties acquired through the assumption of existing mortgages, issuance of units and an increase in accounts payable	$ 622,328	$ 628	$ 651,106	$ 59,086
Portion of properties under development acquired through the vendors providing mortgages, fair value of options and an increase in accounts payable	$ 43,974	$ -	$ 49,814	$ 23,469

(All amounts in thousands of dollars, except per unit and unit amounts)

Portion of income properties sold by the purchaser's assumption of existing mortgages	$ -	$ -	$ 28,276	$ -
Distribution payable at period end	$ 7,596	$ 3,185	$ 7,596	$ 3,185

15. Related Party Transactions

The following related party transactions are those that are not disclosed elsewhere in these statements. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 9, 10, 12, 13, 16 and 19. As at September 30, 2005, FirstPro owned 6,526,398 trust units of the REIT and 10,045,638 Class B units (which represents 26.2% of the issued and outstanding trust units and Class B units). FirstPro has options to acquire approximately 6,683,380 trust units pursuant to development agreements and approximately 7,921,448 Class B units pursuant to exchange rights on Class C units, as disclosed in notes 4, 5 and 13. Pursuant to its rights under the Declaration of Trust, as at September 30, 2005, FirstPro has nominated three Trustees out of nine.

During the three months ended September 30, 2005, the REIT paid fees totaling $361 (three months ended September 30, 2004 - $nil) to a legal firm in which a trustee is a partner. During the nine months ended September 30, 2005, the REIT paid fees totaling $1,327 (nine months ended September 30, 2004 - $884) to a legal firm in which a trustee is a partner.

During the three months ended September 30, 2005, the REIT paid fees totaling $60 (three months ended September 30, 2004 - $nil) to a trustee for consulting services for public equity offerings. During the nine months ended September 30, 2005, the REIT paid fees totaling $488 (nine months ended September 30, 2004 - $421) to a trustee for consulting services for public equity offerings.

During the three months ended September 30, 2005, the REIT earned interest income totaling $801 (three months ended September 30, 2004 - $768) from FirstPro and another company in which trustees of the REIT are officers and directors. During the nine months ended September 30, 2005, the REIT earned interest income totaling $2,747 (nine months ended September 30, 2004 - $1,371) from FirstPro and another company in which trustees of the REIT are officers and directors.

(All amounts in thousands of dollars, except per unit and unit amounts)

During the three months ended September 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $1,158 (three months ended September 30, 2004 – $535) to FirstPro (74 properties) and another company (one property) in which trustees of the REIT are officers and directors. During the nine months ended September 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $2,698 (nine months ended September 30, 2004 – $1,192) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended September 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $630 (three months ended September 30, 2004 - $694) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the three months ended September 30, 2005 fees totaling $885 (three months ended September 30, 2004 - $136) were paid to FirstPro under the development and other agreements. During the nine months ended September 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $1,597 (nine months ended September 30, 2004 - $2,056) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the nine months ended September 30, 2005, fees totaling $1,248 (nine months ended September 30, 2004 - $1,333) were paid to FirstPro under the development and other agreements.

During the three months and nine months ended September 30, 2005, the REIT paid $149 to FirstPro for finance, legal and other administrative services including office rent.

As at September 30, 2005, amounts totaling $1,765 (December 31, 2004 - $174) included in accounts receivable were receivable from related parties and amounts totaling $5,131 (December 31, 2004 - $2,187) included in accounts payable were payable to related parties.

(All amounts in thousands of dollars, except per unit and unit amounts)

16. Investment in Co-ownerships

The REIT's share of the assets, liabilities, revenue, net income and cash flow from co-ownership activities is as follows:

	September 30, 2005	December 31, 2004
Assets	$ 363,665	$ 54,270
Liabilities	$ 211,056	$ 31,885

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 8,899	$ 1,563	$ 18,087	$ 2,613
Interest	12	1	26	1
	8,911	1,564	18,113	2,614
Expenses				
Property operating costs	2,573	481	5,164	800
Interest – mortgages and other	2,686	513	5,850	856
Amortization of income properties				
-tangible components	2,298	315	4,009	525
-intangible components	2,255	398	3,857	663
Amortization of deferred financing costs	16	-	29	-
	9,828	1,707	18,909	2,844
Net income (loss)	$ (917)	$ (143)	$ (796)	$ (230)
Cash provided by (used in):				
- operating activities	$ 3,474	$ 570	$ 6,596	$ 959
- financing activities	$ 72,401	$ 78	$ 181,842	$ (2)
- investing activities	$ (223,471)	$ (598)	$ (363,581)	$ (23,719)

The REIT is contingently liable for certain joint venture obligations of its co-venturers in the joint ventures. Management estimates that the assets of the joint ventures are sufficient for the purpose of satisfying such obligations. The remaining interests in these properties are owned by FirstPro (two properties) or third parties (five properties). The REIT's interests in these properties range from 49.9% to 60%.

(All amounts in thousands of dollars, except per unit and unit amounts)

17. Segmented Disclosures

The REIT owns, develops, manages and operates income properties located in Canada. Management, in measuring the REIT's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles.

The REIT's major tenant is Wal-Mart Canada Inc., accounting for 31.6% of the REIT's September 2005 rental revenue (September 30, 2004 – 31.3%).

18. Assets Held for Sale and Discontinued Operations

During the nine months ended September 30, 2005, the REIT approved the plan and initiated the program to dispose of Ecco Warehouse, a 36,000 square foot industrial property in Calgary, Gesco Warehouse, a 63,894 square foot industrial property in Calgary, Airtech Centre, a 112,744 square foot industrial property in Vancouver, Canadian Commercial Centre, a 124,678 square foot industrial property in Calgary and British Colonial Building, a 17,536 square foot retail property in Toronto. As a result, the assets and liabilities of these properties were classified as properties held for sale and the results of operations reclassified to discontinued operations.

The following are the assets and liabilities of the properties held for sale:

	September 30, 2005	December 31, 2004
Assets		
Income properties	$ 20,878	$ 54,210
Deferred leasing costs	556	906
Deferred financing costs	21	10
Prepaid expenses and deposits	146	2
	21,601	55,128
Liabilities		
Mortgages payable	6,647	23,068
Net assets from discontinued operations	$ 14,954	$ 32,060

(All amounts in thousands of dollars, except per unit and unit amounts)

The operating results of the properties sold and the properties held for sale for 2005 and 2004 have been reclassified as discontinued operations.

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Revenues				
Rentals from income properties	$ 874	$ 3,533	$ 3,233	$ 10,775
Expenses				
Property operating costs	325	1,515	1,522	4,468
Interest – mortgages	92	641	474	1,936
Amortization of income properties -tangible components	-	479	204	1,379
Amortization of deferred leasing costs	-	64	55	148
Amortization of deferred financing costs	3	7	14	21
	420	2,706	2,269	7,952
Net income from discontinued operations	$ 454	$ 827	$ 964	$ 2,823
Gain from sale of real estate assets	$ -	$ -	$ 13,338	$ -

19. Commitments and Contingencies

The REIT has entered into development agreements as disclosed in Notes 4 and 5. The estimated commitments payable under the agreements total approximately $517,000.

The REIT has entered into agreements with FirstPro in which the REIT will lend monies to FirstPro as disclosed in Note 6. The estimated remaining amounts to be provided under the agreements total $16,982.

One of the REIT's assets held for sale is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the REIT has an option to extend for a further 10 years.

Letters of credit totaling $15,969 have been issued on behalf of the REIT by the REIT's lenders as security for mortgages and for maintenance obligations to municipal authorities.

As part of the July 8, 2005 acquisition, the REIT has entered into agreement with FirstPro in which the REIT will acquire three properties under development upon FirstPro successfully completing the transfer of ownership. As at September 30, 2005, 376,960 Class B units and $1,988 in cash was held in escrow which will be released to FirstPro on completion of the transfer of ownership. In addition, the REIT will be obligated to provide funds in the amount of $10,444 for the acquisition of one of the properties. The Class B units and cash held in escrow will be returned to treasury or the REIT if the properties are not acquired by the REIT.

The REIT, in the normal course of operations, is subject to a variety of legal and other claims against the REIT. Management and the REIT's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes that the outcome of legal and other claims filed against the REIT will not have a significant impact on the REIT's financial position, operations or cash flow.

20. Income Taxes

Properties purchased from FirstPro and other vendors by LP were acquired with an income tax base which is $250,000 lower than the assigned acquisition costs. Under the terms of the LP partnership agreement, any taxable income of LP will be allocated to all LP unitholders pro rata based on distributions made by LP.

21. Subsequent Events

On September 21, 2005, the REIT entered into agreements to sell Ecco Warehouse and Gesco Warehouse (Note 18), two industrial properties located in Calgary, for gross proceeds of $5,500 resulting in an estimated gain on sale of approximately $725. It is expected that the proceeds will be settled by the purchaser paying cash. The transaction is expected to be completed by December 1, 2005.



CALLOWAY

REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

SEPTEMBER 30, 2005

Dated November 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Period Ended September 30, 2005
(All amounts in thousands of dollars, except per unit and unit amounts)

The following management discussion and analysis of the financial condition and results of operations should be read in conjunction with Calloway Real Estate Investment Trust's ("Calloway" or "REIT") Unaudited Consolidated Financial Statements and notes thereto for the quarter ended September 30, 2005, Calloway's Unaudited Consolidated Financial Statements and Calloway's Management's Discussion and Analysis for the quarters ended June 30, 2005, and March 31, 2005, and Calloway's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2004 and for the year ended December 31, 2003. Historical results and percentage relationships contained in our consolidated financial statements and management discussion and analysis, including trends which might appear, should not be taken as indicative of our future operations and financial position. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. Additional information about Calloway filed with Canadian securities commissions, including periodic quarterly and annual reports and the Annual Information Form (AIF) is available on-line at www.sedar.com.

This discussion may contain forward-looking statements, which are based on our expectations, estimates and forecasts. These statements are subject to risks and uncertainties that are difficult to predict or control. These risks and uncertainties could cause actual results to differ materially from those indicated. These risks and uncertainties are described elsewhere in this discussion and in other regulatory filings. Readers should not place undue reliance on any such forward-looking statements. We disclaim any intention or obligation to update or revise any such statement as a result of new information, the occurrence of future events or otherwise.

These forward-looking statements are made as of November 8, 2005, and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

BUSINESS OVERVIEW

Calloway is an unincorporated "open-end" mutual fund trust governed by the laws of the Province of Alberta. On July 7, 2005, unitholders approved a resolution to amend its Declaration of Trust, which had the effect of converting Calloway from a "closed-end" to an "open-end" mutual fund trust. Calloway's units are publicly traded and listed on the Toronto Stock Exchange under the symbol CWT.UN. Calloway was created to invest in a diversified portfolio of income-producing rental properties located in Canada and is now focused on the acquisition of high quality retail properties.

Calloway's primary objectives are to:

- deliver reliable and growing cash distributions to unitholders on a tax-deferred basis; and
- increase and maximize unitholder value.

HIGHLIGHTS OF THE QUARTER

($000's except per unit and other data)		September 2005		September 2004
Real estate assets	$	2,392,631	$	915,242
Total assets	$	2,478,239	$	934,936
Mortgages payable	$	1,238,443	$	506,421
Debentures	$	225,221	$	52,879
Revenue	$	63,577	$	25,539
Net income from continuing operations	$	2,315	$	3,775
Net income from continuing operations per unit - basic	$	0.038	$	0.125
Net income from continuing operations per unit - diluted	$	0.038	$	0.125
Net income	$	2,769	$	4,602
Net income per unit – basic	$	0.045	$	0.153
Net income per unit – diluted	$	0.045	$	0.152
Distributions declared	$	22,108	$	9,508
Distributions per unit	$	0.355	$	0.316
Units outstanding (1)		63,312,761		30,335,918
Weighted average units outstanding		60,822,588		30,097,376
Number of income properties		88		49
Number of development properties (2)		10		-
Total leaseable area (square feet)		14,295,345		7,008,437
Occupancy (percentage)		99.07		98.06
Average net rent in place (per square foot)	$	12.54	$	11.29

(1) Includes trust units, Class B units and vested deferred units.

(2) Three properties are subject to escrow conditions.

QUARTERLY INFORMATION

The following table sets forth selected quarterly unaudited financial information of Calloway:

($000's except per unit and unit amounts)	Sep 30/05	Jun 30/05	Mar 31/05	Dec 31/04	Sep 30/04	Jun 30/04	Mar 31/04	Dec 31/03
Revenues	63,577	35,532	32,667	27,306	25,539	20,258	10,105	4,11
Net income from continuing operations	2,315	3,228	1,319	1,026	3,775	2,733	2,101	1,48
Net income per unit[1] from continuing operations- basic	0.038	0.087	0.039	0.033	0.125	0.104	0.125	0.15
- diluted	0.038	0.087	0.039	0.032	0.125	0.103	0.122	0.151
Net income	2,769	4,615	13,780	1,983	4,602	3,719	3,111	2,591
Net income per unit[1] – basic	0.045	0.125	0.403	0.063	0.153	0.141	0.186	0.27
- diluted	0.045	0.125	0.401	0.063	0.152	0.140	0.181	0.26
Distributable income (3)	22,131	13,551	12,097	10,714	11,026	8,818	5,204	2,91
Distributable income per unit - basic	0.364	0.367	0.354	0.340	0.366	0.335	0.311	0.30
- diluted	0.361	0.357	0.343	0.331	0.354	0.303	0.302	0.29
Distributions declared	22,108	12,662	10,881	10,115	9,508	8,252	5,366	2,95
Units outstanding	63,312,761	38,086,645	36,704,479	33,263,171	30,335,918	30,032,655	22,374,669	11,297,69
Weighted average units outstanding	60,822,588	36,927,057	34,137,963	31,489,849	30,097,376	26,324,579	16,750,862	9,606,10
Total assets	2,478,239	1,244,928	1,230,198	1,014,618	934,936	930,773	552,970	228,91
Total debt[2]	1,464,149	737,750	743,739	600,525	559,743	551,532	288,541	117,55

Notes:

(1) Net income per unit and distributable income per unit were calculated using the weighted average number of units outstanding for the quarter.

(2) Total debt includes mortgages payable, capital lease obligations and debentures.

(3) Management uses distributable income, distributable income per unit and cash from operations to analyze operating performance. Distributable income, distributable income per unit and cash from operations as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable income and cash flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. All references to distributable income throughout this report are based on the description provided later in the Distributable Income section. All references to cash from operations throughout this report are based on cash flow from operating activities before changes in other non-cash operating items and expenditures on deferred leasing costs.

RESULTS OF OPERATIONS

Occupancy rates were as follows at the end of each of the following periods: September 30, 2005 – 99.1%; December 31, 2004 – 97.8%; and September 30, 2004 – 98.1%.

Financial Results

($000's except per unit amounts)	Three months Ended September 30 2005	2004	Variance
Rentals from income properties	$ 62,449	$ 24,739	$ 37,710
Interest income	1,128	800	328
	63,577	25,539	38,038
Property operating costs	18,226	7,411	10,815
Interest expense – mortgages and other,	17,357	6,635	10,722
Interest expense – debentures	704	884	(180)
Amortization of income properties – tangible components	12,084	3,883	8,201
Amortization of income properties – intangible components	9,264	2,544	6,720
Amortization of deferred leasing costs	30	11	19
Amortization of deferred financing costs	295	156	139
General and administrative expenses	3,302	240	3,062
	61,262	21,764	39,498
Net income from continuing operations	2,315	3,775	(1,460)
Discontinued operations			
Net income from discontinued operations	454	827	(373)
Gain from sale of real estate assets	-	-	-
	454	827	(373)
Net income	2,769	4,602	(1,833)
Add (deduct)			
Amortization of income properties – tangible components	12,084	3,883	8,201
Amortization of income properties – intangible components	9,264	2,544	6,720
Amortization of income properties – discontinued operations	-	479	(479)
Amortization of prepaid land rent	337	-	337
Amortization of marked to market mortgage interest	(1,033)	-	(1,033)
Debenture liability accretion	25	54	(29)
Straight lining of rents	(1,315)	(536)	(779)
Distributable income	$ 22,131	$ 11,026	$ 11,105
Distributable income per unit-basic	$ 0.364	$ 0.366	
Distributable income per unit-diluted (Note 1)	$ 0.361	$ 0.354	

Financial Results

($000's except per unit amounts)	Nine months Ended September 30 2005	2004	Variance
Rentals from income properties	$ 128,502	$ 54,442	$ 74,060
Interest income	3,274	1,461	1,813
	131,776	55,903	75,873
Property operating costs	39,259	16,876	22,383
Interest expense – mortgages and other	35,378	14,212	21,166
Interest expense – debentures	2,384	1,317	1,067
Amortization of income properties – tangible components	22,731	8,323	14,408
Amortization of income properties – intangible components	20,095	5,035	15,060
Amortization of deferred leasing costs	66	30	36
Amortization of deferred financing costs	629	305	324
General and administrative expenses	4,372	1,195	3,177
	124,914	47,293	77,621
Net income from continuing operations	6,862	8,610	(1,748)
Discontinued operations			
Net income from discontinued operations	964	2,823	(1,859)
Gain from sale of real estate assets	13,338	-	13,338
	14,302	2,823	11,479
Net income	21,164	11,433	9,731
Add (deduct)			
Gain from sale of real estate assets	(13,338)	-	(13,338)
Amortization of income properties – tangible components	22,731	8,323	14,408
Amortization of income properties – intangible components	20,095	5,035	15,060
Amortization of income properties – discontinued operations	204	1,379	(1,175)
Amortization of prepaid land rent	337	-	337
Amortization of marked to market mortgage interest	(1,033)	-	(1,033)
Debenture liability accretion	124	54	70
Straight lining of rents	(2,504)	(1,176)	(1,328)
Distributable income	$ 47,780	$ 25,048	$ 22,732
Distributable income per unit-basic	$ 1.08	$ 1.03	
Distributable income per unit-diluted (Note 1)	$ 1.06	$ 0.97	

Note 1 Distributable income per unit – diluted is adjusted for the dilutive effect of the convertible debentures which are not dilutive for net income purposes.

Acquisition of Income Properties

Calloway's results for the three and nine month periods ended September 30, 2005 have been materially affected by the significant number of acquisitions of income properties that have occurred since January 1, 2004. The impact on revenues and net income from income properties are set out below for each major portfolio of properties acquired during such period.

On July 8, 2005, Calloway acquired from FirstPro, Wal-Mart and other vendors, 35 shopping centres, with adjacent undeveloped lands with future development potential, and 10 development properties for the development of new shopping centres. These properties are collectively referred to as "Centres V". For the three months and nine months ended September 30, 2005, these properties provided additional rentals from income properties of $27,519 and net income of $507 as compared to the three and nine months ended September 30, 2004.

Six properties acquired on November 30, 2004, together with properties in Anjou, Sarnia, and Abbotsford acquired in the first six months of 2004 and interests in eight Wal-Mart-FirstPro properties acquired effective March 1, 2005 were all acquired subsequent to September 30, 2004 and were therefore not included in the financial results for the three months and nine months ended September 30, 2004. These properties are collectively referred to as "Other Properties". These Other Properties provided rentals from income properties of $9,251 and net income of $967 for the three months ended September 30, 2005 and rentals from income properties of $23,255 and net income of $1,240 for the nine months ended September 30, 2005.

For the nine months ended September 30, 2005, twelve properties acquired from Wal-Mart-FirstPro on February 16, 2004 ("The Centres"), interests in the Laval and Halifax properties acquired on May 1, 2004 and twelve properties acquired from Wal-Mart-FirstPro on May 14, 2004 ("The Centres II"), provided additional rentals from income properties of $21,277 and a reduction in net income of $1,760 compared to the nine months ended September 30, 2004.

Rental from Income Properties

Rentals from income properties for the three months ended September 30, 2005 increased by $37,710 when compared to the three months ended September 30, 2004. The increase was mostly due to the acquisition of the Centres V and the Other Properties. Rentals from income properties for the three months ended September 30, 2005 included $1,315 from the recognition of rents from step leases on a straight-line basis over the remaining life of the lease.

Rentals from income properties for the nine months ended September 30, 2005 increased by $74,060 when compared to the nine months ended September 30, 2004. The increase was mostly due to the acquisition of the Centres V, Other Properties, The Centres and The Centres II. Rentals from income properties for the nine months ended September 30, 2005 included $2,504 from the recognition of rents from step leases on a straight-line basis over the remaining life of the lease.

Allowance for Doubtful Accounts

During the three months ended September 30, 2005, no significant retail tenants filed for protection under the Companies' Creditors Arrangement Act, declared bankruptcy or unilaterally terminated their tenancy and vacated their premises.

During the nine months ended September 30, 2005, 3 retail tenants operating in 110,691 square feet in ten retail properties filed for protection under the Companies' Creditors Arrangement Act or declared bankruptcy. The tenants have repudiated leases in all locations.

Interest Income

Interest income consists primarily of interest received on the mortgages and loans receivable portfolio along with interest earned on cash balances. Interest income for the three and nine months ended September 30, 2005 has increased by $328 and $1,813 respectively compared to the same periods ended September 30, 2004. This increase is due to the additional loans provided to FirstPro to finance the acquisition of additional retail developments for which Calloway has an option to acquire a 50% interest on completion and due to increased cash balances.

Property Operating Costs

Total property operating costs decreased to 29.2% and 30.6% of rental revenue for the three and nine month periods ended September 30, 2005 as compared to 30.0% and 31.0% for the prior periods. Substantially all property operating costs relating to leased space are fully recovered from tenants.

Interest Expense

Interest expense consists primarily of interest paid on mortgages on income properties. The weighted average interest rate was 5.76% as at September 30, 2005, as compared to 5.82% as at December 31, 2004 and 6.03% as at September 30, 2004.

Interest expense for the three and nine months ended September 30, 2005 increased by $10,722 and $21,166 respectively compared to the same periods ended September 30, 2004. This increase is due to the substantial increase in mortgage debt arising from the acquisition of the Other Properties, The Centres, The Centres II and Centres V properties.

On May 14, 2004 Calloway issued $55,000 6% convertible unsecured subordinated debentures. In the three and nine months ended September 30, 2005 the total interest expense, including accretion expense, on these debentures was $482 and $2,162 respectively.

On September 22, 2005 Calloway issued $200,000 Series A 4.51% unsecured debentures due September 22, 2010. In the three and nine months ended September 30, 2005 the total interest expense on these debentures was $222.

Amortization

Amortization of income properties and deferred leasing costs for the three and nine months ended September 30, 2005 compared to the three and nine months ended September 30, 2004 has increased as a result of the acquisition of the Other Properties, The Centres, The Centres II and Centres V properties. In addition, during the three and nine months ended September 30, 2005, $nil and $3,939 respectively, of amortization expense, was related to the write off of the unamortized balance of tenant improvements and intangibles for vacated tenant space.

Amortization of deferred financing costs for the three and nine months ended September 30, 2005 compared to the three and nine months ended September 30, 2004 has increased as a result of the acquisition of the Other Properties, The Centres, The Centres II and Centres V properties and also due to

financing fees incurred on new and renewed financing including the issuance of the $200,000 Series A unsecured debenture on September 22, 2005.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2005 include an aggregate $2,714 incurred for the transition of the head office from Calgary to Toronto and for deferred unit compensation expense. The transition costs, totalling approximately $1,856, include termination obligations, bonuses and transitional salary premium payments to Calgary located employees, duplication of office, salaries and other administrative costs, and physical relocation costs. It is anticipated that additional transition costs to be incurred in the fourth quarter will not exceed $500.

The deferred unit plan was approved by unitholders on July 7, 2005 resulting in the grant of 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was considered to be a change of control for purposes of the deferred unit plan resulting in the vesting of all outstanding deferred units and additional compensation expense, in excess of initial amounts recorded for trustee fees and executive bonuses, of $858 was provided for in the quarter.

General and administrative expenses for the three months ended September 30, 2005 have increased compared to the three months ended September 30, 2004 by $3,062, due primarily to the office transition costs and additional compensation expense for the deferred unit plan.

General and administrative expenses for the nine months ended September 30, 2005 have increased compared to the nine months ended September 30, 2004 by $3,177, due primarily to the office transition costs and additional compensation expense for the deferred unit plan.

Discontinued Operations

In accordance with CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, Calloway has classified the following properties as discontinued operations.

Properties sold during the nine months ended September 30, 2005:

Property Type	Property Name	Property Location	Closing Date	GLA (sq ft)
Office	Holland Cross	Ottawa, ON	January 10, 2005	272,550
Office	Century Park Place	Calgary, AB	January 14, 2005	75,675
Retail	Collingwood Plaza	Calgary, AB	April 15, 2005	7,210
Industrial	1000 Waverley	Winnipeg, MB	May 18, 2005	59,439
Industrial	110 Lowson Crescent	Winnipeg, MB	May 18, 2005	53,100
Industrial	1300 Church Avenue	Winnipeg, MB	May 18, 2005	40,600

Properties Held for Sale at September 30, 2005:

Property Type	Property Name	Property Location	GLA (sq ft)
Industrial	Ecco Warehouse	Calgary, AB	36,000
Industrial	Gesco Warehouse	Calgary, AB	63,894
Industrial	Canadian Commercial Centre	Calgary, AB	124,678
Industrial	Airtech Centre	Vancouver, BC	112,744
Retail	British Colonial Building	Toronto, ON	17,356

During the nine months ended September 30, 2005, the Holland Cross and Century Park office building, the Waverley, Lowson and Church Industrial sites and the Collingwood Plaza retail building were sold for gross proceeds of $79,825 resulting in gain from sale of $13,338. As at September 30, 2005, the Ecco Warehouse and Gesco Warehouse properties are subject to purchase and sale agreements. They are expected to be sold by December 1, 2005 for gross proceeds of $5,500 resulting in an estimated gain on sale of approximately $725.

Net Income
Distributable Income

Net income for the three months ended September 30, 2005 was less than the three months ended September 30, 2004 by $1,833 (40%) primarily as a result of non-cash amortization of recent acquisitions, one time expenses relating to transition costs and deferred unit plan compensation costs. Distributable income for the three months ended September 30, 2005 was greater than the three months ended September 30, 2005 by $11,105 (101%) due to the accretive nature of acquisition transactions. Distributable income per unit-basic for the three months ended September 30, 2005 was $0.364 as compared to the same period in 2004 of $0.366. Distributable income per unit-diluted for the three months ended September 30, 2005 was $0.361 as compared to the same period in 2004 of $0.354.

Net income for the nine months ended September 30, 2005 was greater than the nine months ended September 30, 2004 by $9,731 (85%) primarily due to gains on sale of properties offset by non-cash amortization of recent acquisitions, one time expenses relating to transition costs and deferred unit plan compensation costs. Distributable income for the nine months ended September 30, 2005 was greater than the nine months ended September 30, 2004 by 22,732 (91%) due to the accretive nature of acquisition transactions. Distributable income per unit-basic for the nine months ended September 30, 2005 was $1.08 as compared to the same period in 2004 of $1.03. Distributable income per unit-diluted for the nine months ended September 30, 2005 was $1.06 as compared to the same period in 2004 of $0.97.

The trustees passed a resolution to clarify the definition of distributable income as provided for in the Declaration of Trust. On July 7, 2005, unitholders approved the definition. The resolution provides that distributable income means the consolidated net income of the trust in accordance with Canadian GAAP adjusted for: adding back decrease in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on dispositions of assets, and amortization of any net discount on long-term debt assumed from vendors of properties at rates of interest less than fair value; and, deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of differential between original and below market rents, gains on dispositions of assets and

amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value. The trustees subsequently resolved that distributable income should also be adjusted by adding back the amortization of prepaid land rent.

FINANCIAL POSITION

Income Properties

Net book value of income properties increased to $2,146,538 as at September 30, 2005, an increase of $1,280,417 from the net book value of $866,121 as at December 31, 2004. This increase is due to the acquisition of freehold and leasehold interests in "Centres V", certain of the "Other Properties", and properties acquired under development agreements offset by the reclassification of assets held for sale and amortization recorded during the period.

Included in income properties is land acquired during 2003 and subject to development agreements with the vendors of the property. The vendors pay to Calloway an opportunity fee equal to 9% per annum of the aggregate undeveloped lands value as reduced from time to time upon the completion and rental of additional space. As the negotiated opportunity fee earned by Calloway reflects management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. Pursuant to the development agreements, the vendors assume responsibility for the cost of developing the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. This right is extendable for a further five years under certain circumstances and the vendors have an obligation to repurchase any land remaining undeveloped at the end of the development period. .The obligations of the vendors are secured by units of Calloway having a value in excess of the remaining undeveloped land value from time to time. Calloway is obligated to purchase the additional developments at a price calculated by formula using the net operating rents and predetermined capitalization rates on the date rent becomes payable on the additional space. Calloway has provided a second mortgage on a specific property in the amount of $10,000 to the vendors as security for payment of the additional proceeds. The vendors have the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $10.00 and $10.50 per unit (not to exceed 199,475 units and approximately 1,800,000 units respectively). The vendors are part of the FirstPro Group of Companies ("FirstPro"), which is owned by a significant unitholder of Calloway and in which two trustees serve as officers. Calloway provides financing to FirstPro, at Calloway's cost of funds, for the costs to complete the additional developments, which are repayable on completion of the development. It is anticipated that these lands will be fully developed in approximately four years at an additional cost of $41,464 to Calloway.

During the three months ended September 30, 2005, the vendors completed the development of 22,353 square feet of retail space resulting in an acquisition cost of $3,690. The vendors elected to receive 140,562 units at a purchase price of $10.50 per unit as partial consideration of the purchase price. During the period, Calloway provided financing totaling $3,449 to the vendors for development costs and $3,199 was repaid by the vendors.

During the nine months ended September 30, 2005, the vendors completed the development of 72,975 square feet of retail space resulting in an acquisition cost of $9,938. The vendors elected to receive 47,476 units at a purchase price of $10.00 per unit and 333,353 units at a purchase price of $10.50 per unit as partial consideration of the purchase price. During the period, Calloway provided financing totaling $11,915 to the vendors for development costs and $7,371 was repaid by the vendors.

Properties Under Development

Included in the acquisition of properties from the Wal-Mart-FirstPro Partnership, FirstPro and Wal-Mart Canada Realty Inc. (the "Vendors") was land under development. Calloway will develop these lands subject to development agreements with the Vendors of the properties. Pursuant to the development agreements, the Vendors assume responsibility for managing the leasing and development of the land and are granted the right for a period of five years to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. Such right is extendable by five years under certain circumstances. Calloway is obligated to purchase the additional developments at a price calculated by formula using the net operating rents and predetermined capitalization rates on the date rent becomes payable on the additional space. FirstPro has the right, at their option, to receive up to 40% of the proceeds for any new developments in units at purchase prices of $14.00, $15.25, $17.80, $19.60 and $20.10 per unit (approximately 1,860,000, 1,150,000, 345,000, 225,000 and 2,500,000 units respectively). The vendors have provided non-interest bearing loans for the purchase price of the land and will provide development financing at a rate of bankers acceptance plus 200 basis points. Calloway has provided a first mortgage, assignment of rents and leases, and a general security agreement on seven properties acquired from the vendors as security for the acquisition and development loans. In the event that the vendors do not elect to take any portion of the proceeds for new developments in units, Calloway intends to raise such portion of the purchase price by the issuance of units pursuant to one or more public offerings or private placements. It is anticipated that these lands will be fully developed in approximately four years at an additional cost of $200,864 to Calloway. Calloway has the right to repay any remaining land acquisition and development loans at 85% of the then face amount, at the end of the development period.

During the three months ended September 30, 2005, the vendors have completed the development of 32,848 square feet of retail space resulting in an acquisition cost of $4,843. The vendors elected to receive 31,000 units at a purchase price of $14.00 per unit, 78,947 units at a purchase price of $15.25 per unit, and 56,764 units at a purchase price of $17.80 per unit. During the nine months ended September 30, 2005, the vendors have completed the development of 61,156 square feet of retail space resulting in an acquisition cost of $9,982. The vendors elected to receive 65,089 units at a purchase price of $14.00 per unit, 215,470 units at a purchase price of $15.25 per unit, and 56,764 units at a purchase price of $17.80 per unit as partial consideration for the acquisition price. During the three and nine months ended September 30, 2005, the vendors have provided development financing totaling $13,887 and $21,479, respectively. During the three and nine months ended September 30, 2005 Calloway has repaid $3,359 and $6,065, respectively.

Properties under development with a book value of $111,414 are subject to an exchange, option and support agreement ("Exchange Agreement") with FirstPro and other vendors of the properties. Pursuant to the agreement, the vendors assume responsibility for managing the development of specific properties under development and are granted the right for a period of five years to earn additional proceeds from the REIT on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by formula using the net operating rents and predetermined negotiated capitalization rates. FirstPro and the other vendors have the right, at their option, to receive up to 40% of the gross proceeds for any new developments managed by them pursuant to the Exchange Agreement in Class B units at a purchase price of $20.10 per unit by exchanging a similar amount of Class C units (approximately 3,250,000 Class C units). Pursuant to the Exchange Agreement, FP and the other vendors are also entitled, on the completion and rental of additional space on the remaining properties under development subject to the Exchange Agreement, to exchange Class C units together with a cash payment of $20.10 per unit for Class B units (approximately 5,250,000 Class C units).

During the three and nine months ended September 30, 2005, FirstPro and another vendor completed the development of 55,683 square feet of retail space resulting in an acquisition cost of $7,843. FirstPro and the other vendor elected to receive 155,548 units at a purchase price of $20.10 per unit.

A summary of each acquisition is as follows:

Development options at date of acquisition

Acquisition Date	Future Development		Option Units	
	$	Square Feet	$ / Unit	Number of units
Development Agreement Options				
October 2003	51,600	420,338	10.00	199,475
			10.50	1,800,000
February 2004	61,900	479,377	14.00	1,860,000
May 2004	49,370	374,938	15.25	1,150,000
November 2004	18,200	206,088	17.80	345,000
March 2005	16,000	177,682	19.60	225,000
July 2005	84,586	390,771	20.10	2,500,000
Exchange Agreement Options				
July 2005	271,857	2,330,623	20.10	8,500,000

Development options at September 30, 2005

Acquisition Date	Remaining Future Development		Remaining Option Units	
	$	Square Feet	$ / Unit	Number of units
Development Agreement Options				
October 2003	41,464	330,337	10.00	12,688
			10.50	1,582,946
February 2004	47,054	434,325	14.00	1,673,273
May 2004	37,180	262,243	15.25	598,571
November 2004	16,725	199,629	17.80	288,236
March 2005	14,513	167,048	19.60	225,000
July 2005	85,392	403,233	20.10	2,500,000
Exchange Agreement Options				
July 2005	274,446	2,344,277	20.10	8,344,451

Mortgages and Loans Receivable

Mortgages and loans receivable increased to $41,821 as at September 30, 2005 from $39,942 as at December 31, 2004. The increase is due to loans provided to FirstPro for use in their acquisition and development of property in which Calloway has an option upon completion to acquire a 50% interest and for development loans provided to FirstPro for construction on lands under development owned by Calloway offset by repayments by FirstPro of certain of these and other loans.

Other Assets

In addition to the specific comments below, increases in balances as at September 30, 2005 as compared to as at December 31, 2004 are a direct result of the acquisition of the properties acquired in the nine months ended September 30, 2005.

Deferred financing costs increased to $6,962 as at September 30, 2005 from $4,782 as at December 31, 2004. This increase is due to the fees and other charges for the new and assumed debt financing for properties acquired in the first nine months of 2005 offset by amortization recorded during the period.

Prepaid expenses and deposits increased to $22,749 as at September 30, 2005 from $2,389 as at December 31, 2004, an increase of $20,360. This increase is mainly a result of increased prepaid realty taxes, increased deposits and escrow balances for potential acquisitions and increased prepaid insurance premiums.

Accounts receivable increased to $24,343 as at September 30, 2005 from $6,204, as at December 31, 2004, an increase of $18,139. This is due mainly to an increase in a receivable from a municipality for recoverable development costs, increases in rents receivable due to an increase in the number of properties, increases in accruals of rental revenue on straight-line basis over the term of the lease, and increases in accruals of common area recoverables for operating costs and property taxes in excess of recoveries charged to tenants.

Mortgages Payable

Mortgages payable increased to $1,238,443 as at September 30, 2005 from $547,589 as at December 31, 2004, an increase of $690,854. This increase arose from new term mortgages totaling $328,869, assumed mortgages totaling $338,507, assumed development loans totaling $24,255, vendor take back mortgages net of imputed interest adjustment of $38,232 on properties acquired, advances on development loans of $30,569, mark to market adjustment net of amortization for the assumed mortgages of $21,353 offset by repayment of development loans of $32,781, term mortgages assumed by the purchasers of Holland Cross, Church, Lowson Crescent and Waverley of $28,271 and principal repayments totaling $12,879 and net repayments of floating rate debt totaling $17,000.

The mortgages payable bear interest at the weighted average interest rate of 5.76%, excluding marked-to-mark adjustment, (December 31, 2004-5.82%) and mature between 2005 and 2025. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.29 years (10.04 years for term debt). Future principal payments, excluding the marked-to-mark adjustment balance of $21,353, as a percentage of mortgages and other debt payable are as follows:

Year	Payments of principal	Debt maturing during year	Total	% of Total	Weighted average interest rate (%)
2005	7,322	56,458	63,780	5.24	4.10
2006	22,881	55,952	78,833	6.48	3.58
2007	23,848	3,225	27,073	2.22	5.77
2008	25,109	3,832	28,941	2.38	6.17
2009	25,949	35,638	61,587	5.06	5.84
2010	26,846	24,070	50,916	4.18	6.29
2011	27,253	60,008	87,261	7.17	6.57
2012	26,294	5,748	32,042	2.63	6.34
2013	25,220	84,480	109,700	9.01	6.57
2014	24,658	80,522	105,180	8.64	5.97
2015	23,568	82,359	105,927	8.70	6.06
2016	23,164	50,456	73,620	6.05	5.76
2017	22,097	86,851	108,948	8.95	5.70
2018	17,299	48,674	65,973	5.42	6.06
2019	14,220	67,166	81,386	6.69	5.92
Thereafter	28,143	107,780	135,923	11.18	5.72
Total	$ 363,871	$ 853,219	$ 1,217,090	100.00	5.76

Approximately $42,304 or 3.42% of the mortgages payable balance as at September 30, 2005 is comprised of variable rate debt.

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value or 65% including convertible debentures. (Gross book value is defined as total assets plus accumulated amortization of income properties). Total indebtedness (excluding convertible debentures) as a percentage of gross book value was 56.7% as at September 30, 2005, as compared to 52.9% as at December 31, 2004 and 53.3% as at September 30, 2004. Total debt (including convertible debentures) as a percentage of gross book value was 57.7% as at September 30, 2005, as compared to 58.0% as at December 31, 2004 and 58.9% as at September 30, 2004.

Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Capital Lease Obligations

An income property was acquired under the terms of a 35-year lease. A single payment of $39,000 was made on October 31, 2003 and a payment of $10,000 is due at the end of the lease to exercise a purchase option. The capital lease obligation, net of implicit interest costs at 9.18% of $9,515 is $485 at September 30, 2005.

On July 8, 2005, three income properties were acquired under the terms of 35 year leases with FirstPro. FirstPro will have the right to terminate the leases after ten years on payment to the REIT of the market value of a 35 year leasehold interest in the properties at that time and will have the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the trust units and special voting units by payment to the REIT of the unamortized balance of any prepaid rent paid by the REIT to FirstPro. There are no purchase options at the end of the lease term. The REIT prepaid its entire lease obligations of $188,647 under the lease agreements on July 8, 2005.

Lease Commitment

One of Calloway's assets held for sale is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011, and Calloway has an option to extend for a further 10 years.

Debentures

On September 22, 2005, Calloway issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010. The Series A debentures are rated "BBB" with a stable trend by Dominion Bond Rating Services. Net proceeds of approximately $198,286 were used to repay the unsecured bridge financing obtained for the July 8, 2005 acquisition, operating lines of credit and other debt facilities, and for general trust purposes.

On May 14, 2004, Calloway issued $55,000 of 6.00% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible at the holder's option at any time into trust units at $17.00 per unit and are redeemable at the option of Calloway in cash or units on or after June 28, 2010. As at September 30, 2005 $26,017 of face value of the convertible debentures was outstanding. The convertible debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. These convertible debentures have not been included in the calculation of diluted net income per unit as the result would have been anti-dilutive.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities increased to $64,808 as at September 30, 2005 from $22,587 as at December 31, 2004 an increase of $42,221. The increase is a result of construction costs and holdback obligations on development lands, the accrual for property taxes and operating costs, additional distributions to unitholders, additional prepaid rents made by tenants and an increase in interest payable arising from additional mortgages and debentures.

In addition to the specific comments above, the increase as at September 30, 2005 as compared to as at December 31, 2004 is a direct result of the acquisition of the 53 properties acquired in the intervening period.

Unitholders' Equity

Unitholders equity increased to $949,282 as at September 30, 2005 from $391,506 as at December 31, 2004 an increase of $557,776. This increase was due to the issuance of units by way of private placement and to vendors of properties, conversion of debentures, units issued under the provisions of development agreements, exercise of options, units issued pursuant to the distribution reinvestment plan and net income, offset by distributions to unitholders, and costs of the issuance of units.

It has been our intent to make monthly cash distributions to unitholders of approximately 90% of Calloway's Distributable Income. For the three months ended September 30, 2005, distributions amounting to 99.9% of distributable income were made or declared. For the nine months ended September 30, 2005, distributions amounting to 95.5% of distributable income were made or declared. Excluding the transition costs and deferred unit compensation cost, distributions would be 89.0% and 90.4% of distributable income for the three months and nine months ended September 30, 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Calloway's principal sources of liquidity are its ability to generate cash from operations, arrange new loans or debentures, and offer units to the public. For the three months ended September 30, 2005, cash from operations totalled $23,327, an increase of $12,052 from the three months ended September 30, 2004. For the nine months ended September 30, 2005, cash from operations totalled $49,434, an increase of $23,850 from the nine months ended September 30, 2004. As at September 30, 2005, Calloway had $80,000 in committed operating facilities, of which $15,969 was utilized for Letters of Credit only.

During the three months ended September 30, 2005, term mortgages, development loans and amounts outstanding under revolving operating facilities increased by $534,685. New term mortgages and mortgages provided by vendors were $187,341, advances under development loans were $20,225, term mortgages in the amount of $318,608 and development loans in the amount of 24,255 were assumed by Calloway, the marked to market adjustment net of amortization on the assumed mortgages was $21,353, development loans in the amount of $28,770 were repaid, net adjustment for imputed interest on non-interest bearing development loans was $1,178, and mortgage repayments were $7,150.

During the nine months ended September 30, 2005, term mortgages and development loans increased by $690,854, net of a repayment in revolving operating facilities of $17,000. New term mortgages and mortgages provided by vendors were $367,957, advances under development loans were $30,569, term mortgages in the amount of $338,507 and development loans in the amount of $24,255 were assumed by Calloway, the marked to market adjustment net of amortization on the assumed mortgages was $21,353, term mortgages in the amount of $28,271 were assumed by the purchasers of the Holland Cross, Century Park Place, Church, Lowson Crescent and Waverley buildings, the net adjustment for imputed interest on non-interest bearing development loans was $856, development loans in the amount of $32,781 were repaid and mortgage repayments were $12,879.

Unit issuances for the three months ended September 30, 2005, resulted in gross proceeds of $495,579. Unit issuances for the nine months ended September 30, 2005, resulted in gross proceeds of $582,175.

On September 22, 2005 the REIT issued $200,000 of 4.51% Series A debentures due September 2010.

During January 2005, the REIT completed the sale of the Holland Cross and Century Park Place office buildings for gross proceeds of $69,250, resulting in gain from sale of $12,226. The purchaser of Holland Cross assumed a mortgage of $23,007 and the mortgage on Century Park Place was transferred to another property.

During January 2005, Calloway completed the acquisition of the Anjou retail property in Montreal for a cost of $9,398. The purchase price was paid in cash.

On February 11, 2005, Calloway completed the acquisition of a retail property in Sarnia for a cost of $13,350. The purchase price was satisfied by assumption of existing mortgage of $7,979 and by the payment of the balance in cash

On March 10, 2005, Calloway completed the acquisition of 100% interests in three retail properties and 60% interests in five others for a cost of $229,731. The purchase price was satisfied by issuing term mortgages on seven of the properties totaling $155,210, by the vendors providing mortgages on one of the properties totaling $5,997, by issuing 3,101,000 units at a price of $19.35 per unit for gross proceeds of $60,004 and by the assumption of working capital.

On April 15, 2005, the REIT completed the sale of the Collingwood Plaza retail building for gross proceeds of $1,275, resulting in a gain from sale of $368.

On May 18, 2005, the REIT completed the sale of the Lowson Crescent, Church Avenue and Waverley industrial buildings for gross proceeds of $9,300, resulting in a gain on sale of $744. The purchaser assumed mortgages totalling $5,269.

On May 20, 2005, the REIT completed the acquisition of a retail property in Abbotsford for a cost of $16,500. The purchase price was satisfied by the assumption of an existing mortgage of $11,979 and by the payment of the balance in cash.

On July 8, 2005, the REIT completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the REIT owns the other co-ownership interests effectively giving the REIT a 100% ownership interest in these properties. The purchase price of the properties was approximately $1,175,946 (including costs of acquisition) which will be allocated to the tangible and intangible components of the income properties and to the properties under development acquired. Approximately $189,292 of the purchase price relates to three properties in which the REIT acquired leasehold interests. The properties comprise approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet is leased to Wal-Mart, and include adjacent and stand alone lands with the potential for future development of approximately 2,721,594 net square feet. The purchase price was satisfied as follows: by assumption of existing mortgages of $342,863; by obtaining first mortgage and unsecured bridge financing of approximately $296,250; by way of vendor take back mortgages of approximately $33,091; by way of vendors providing a mark to market adjustment on mortgages assumed of $22,386; by FirstPro and other vendors subscribing to 12,594,458 exchangeable Class B units at a price of $19.85 per unit of a limited partnership formed by the REIT, by issuance of development agreement options and Class C units, and by payment of the balance in cash. The agreements included issuing special voting units to FirstPro and other vendors, an increase in FirstPro's ability to nominate trustees, entering into long term development agreements and property management agreements with FirstPro, the REIT's head office being relocated to Toronto and appointment of new senior management.

We expect to be able to meet all of Calloway's ongoing obligations, and maintain cash distributions to unitholders, based on Calloway's expected cash flow from operations and its projected borrowing capacity. We expect to fund growth by using borrowing capacity, including borrowing on the new assets, and issuing units.

RELATED PARTY TRANSACTIONS

The following related party transactions are those that are not disclosed elsewhere in the financial statements. Other related party transactions are disclosed in Notes 2, 4, 5, 6, 9, 10, 12, 13, 16 and 19 of the financial statements. As at September 30, 2005, FirstPro owned 6,526,398 trust units of the REIT and 10,045,638 Class B units (which represents 26.2% of the issued and outstanding trust units and Class B units). FirstPro has options to acquire approximately 6,683,380 trust units pursuant to development agreements as disclosed in notes 4, 5 and 13 of the financial statements and approximately 7,921,448 Class B units pursuant to exchange rights on Class C units. Pursuant to its rights under the Declaration of Trust, as at September 30, 2005, FirstPro has nominated three Trustees out of nine.

During the three months ended September 30, 2005, the REIT paid fees totaling $361 (three months ended September 30, 2004 - $nil) to a legal firm in which a trustee is a partner. During the nine months ended September 30, 2005, the REIT paid fees totaling $1,327 (nine months ended September 30, 2004 - $884) to a legal firm in which a trustee is a partner.

During the three months ended September 30, 2005, the REIT paid fees totaling $60 (three months ended September 30, 2004 - $nil) to a trustee for consulting services for public equity offerings. During the nine months ended September 30, 2005, the REIT paid fees totaling $488 (nine months ended September 30, 2004 - $421) to a trustee for consulting services for public equity offerings.

During the three months ended September 30, 2005, the REIT earned interest income totaling $801 (three months ended September 30, 2004 - $768) from FirstPro and another company in which trustees of the REIT are officers and directors. During the nine months ended September 30, 2005, the REIT earned interest income totaling $2,747 (nine months ended September 30, 2004 - $1,371) from FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended September 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $1,158 (three months ended September 30, 2004 – $535) to FirstPro (74 properties) and another company (one property) in which trustees of the REIT are officers and directors. During the nine months ended September 30, 2005, under the terms of property management agreements, the REIT paid property management fees totaling $2,698 (nine months ended September 30, 2004 – $1,192) to FirstPro and another company in which trustees of the REIT are officers and directors.

During the three months ended September 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $630 (three months ended September 30, 2004 - $694) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the three months ended September 30, 2005 fees totaling $885 (three months ended September 30, 2004 - $136) were paid to FirstPro under the development and other agreements. During the nine months ended September 30, 2005, under the terms of development agreements, the REIT received opportunity fees, head lease rents and operating recoveries totaling $1,597 (nine months ended September 30, 2004 - $2,056) from FirstPro, Wal-Mart Canada Realty Inc. and Wal-Mart FirstPro Partnership. During the nine months ended September 30, 2005 fees totaling $1,248 (nine months ended September 30, 2004 - $1,333) were paid to FirstPro under the development and other agreements.

During the three months and nine months ended September 30, 2005, the REIT paid $149 to FirstPro for finance, legal and other administrative services including office rent.

As at September 30, 2005, amounts totaling $1,765 included in accounts receivable were receivable from related parties and amounts totaling $5,131 included in accounts payable were payable to related parties.

RISKS AND UNCERTAINTIES

Real Property Ownership

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

The primary risk facing Calloway is the potential for declining revenue arising from increased vacancies or declining rental rates. Calloway has reduced this risk by diversifying its holdings geographically across Canada while focusing its acquisition strategy on high quality retail properties. We believe our properties provide tenants with lower operating costs and tend to be less costly to lease than most other types of commercial real estate. Wal-Mart Canada Inc. comprises approximately 31.63% of the rental revenue as at September 30, 2005. As at September 30, 2005, 9.73% of leases renew prior to January 1, 2010.

Management of Calloway is subject to investment guidelines and operating criteria as set forth in the Declaration of Trust. This includes appropriate due diligence procedures for property acquisitions, the amount of leverage allowed, and review of operations by the Trustees.

Credit Risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Calloway mitigates this risk of credit loss by ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies.

With the exception of Wal-Mart, no one tenant group represents more than 3.87% of annual gross revenues. Calloway's nine largest tenant groups, excluding Wal-Mart, represent approximately 24.90% of annual gross revenues. Calloway's tenant mix, led by Wal-Mart, includes international and national retailers. The names noted below are the names of the parent or operating name and are not necessarily the covenant under the lease.

1.	Wal-Mart	$79,976	31.63%
2.	Reitmans Group	$ 9,749	3.87%
3.	Winners	$ 9,015	3.57%
4.	Best Buy/Future Shop	$ 8,746	3.47%
5.	Mark's Work Wearhouse	$ 8,661	3.43%
6.	HBC / Zellers	$ 6,727	2.67%
7.	Sobey's / IGA	$ 5,940	2.35%
8.	Staple's / Business Depot	$ 5,691	2.26%
9.	Reno Depot / Rona	$ 4,282	1.70%
10.	Cara Group	$ 4,010	1.59%

During the three months ended September 30, 2005 no significant tenants filed for protection under Companies' Creditors Arrangement Act or the Bankruptcy and Insolvency Act, or vacated premises.

Further risks arise in the event that borrowers default on the repayment of their mortgages to Calloway. Such risk is mitigated through due diligence, the evaluation of the worth of underlying real estate security and, where possible, obtaining a secondary source of security.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that Calloway may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon lease expiry. With the acquisition of relatively new retail properties, with a significant portion of leases being ten years and greater in term, we have a relatively low amount of space expiring in any one year for the next 7 years.

	Area (sf)	% Area
2005	72,229	0.51%
2006	215,461	1.51%
2007	381,257	2.67%
2008	377,820	2.64%
2009	343,356	2.40%
2010	689,394	4.82%
2011	673,352	4.71%
Thereafter	11,408,953	79.81%
Vacancy as at September 30, 2005	133,560	0.93%
Total	14,295,382	100.00%

Development Risk

Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed returns from the lease. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Debt Financing and Interest Rate Risk

Calloway is exposed to interest rate risk in regard to its debt. It minimizes this risk by restricting total indebtedness to 60% of gross book value (65% including convertible debentures). Calloway attempts to stagger maturity dates of term debt including matching maturity dates to Wal-Mart renewal dates. In addition, because of the current historically low interest rate environment, we have financed a significant component of our 2004 and 2005 acquisitions with debt having terms in excess of ten years. As at September 30, 2005, over 76% of total debt matures in greater than five years.

Pursuant to development agreements, Calloway is obligated to acquire up to approximately 2.5 million square feet in additional income properties at pre-determined capitalization rates, on completion and rental of such income properties. The acquisition of these income properties will be financed by new loans and additional equity issuable to First Pro at pre-determined prices. There is a risk that the interest rate on the loans may exceed the capitalization rate. At September 30, 2005, interest rates on ten year mortgages were approximately 3% below the average capitalization rates for income properties to be acquired pursuant to the development agreement.

Calloway has arranged floating rate operating facilities limited to $80,000. In addition, Calloway has floating rate development loans with banks and vendors of properties. At September 30, 2005, $42,304 was drawn under these facilities and loans. There is a risk that the lenders will not refinance the facilities and loans on terms and conditions acceptable to Calloway, refinance the loans with term debt, or on any terms at all. For every 1% increase in the applicable floating rate, interest expense would increase and net income would decrease by $423 and net income per unit and distributable income per unit on an annual basis would decrease by $0.007 and $0.007 respectively.

Unitholder Liability

There is a risk, which is considered to be remote in the circumstances, that unitholders could be held personally liable for obligations of Calloway to the extent that these claims are not satisfied by Calloway. We have taken steps to mitigate this risk, including obtaining appropriate operational and asset insurance and, where feasible, attempting to have every material written contract or commitment of Calloway contain an express disavowal of liability against the unitholders, trustees and employees of Calloway. In addition, legislation has been enacted in Alberta and Ontario which limits the personal liability of unitholders in trusts for the trusts liabilities.

Environmental Risk

Calloway is subject to Canadian laws relating to the environment. Most of these laws deal primarily with the removal and remediation of hazardous substances. Environmental risk is relevant to Calloway's ability to sell or finance affected properties and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Calloway. We are not aware of any material non-compliance with environmental laws or regulations with regard to Calloway's properties, or of any pending or threatened actions, investigations or claims against Calloway relating to environmental matters. In accordance with the Declaration of Trust, Calloway must conduct an environmental review through third party consultants prior to acquiring properties. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmental hazardous substances on site.

Tax Related Risk Factors

There can be no assurance that Canadian federal income tax laws respecting relating to the treatment of mutual fund trusts will not be changed in a manner which results in Calloway being taxed on a basis other than undistributed taxable income or limitation on deductibility of interest expense between operating subsidiaries and the REIT.

Potential Conflicts of Interest

Calloway may be subject to various conflicts of interest because of the fact that FirstPro (a significant unitholder), the Trustees, executive management, and their associates, are engaged in a wide range of real estate and other business activities. Calloway may become involved in transactions which conflict with the interests of the foregoing. Existing Non-Competition Agreements address those conflicts of interest with executive management.

The Trustees, executive management and their associates or affiliates may from time to time deal with persons, firms, institutions or corporations with which Calloway may be dealing, or which may be seeking investments similar to those desired by Calloway. The interests of these persons could conflict with those of Calloway. In addition, from time to time, these persons may be competing with Calloway for available investment opportunities. David Calnan, an officer and Trustee of Calloway, is a partner of

Shea Nerland Calnan, a law firm that provides legal services to Calloway. Simon Nyilassy, a Trustee of Calloway, was an officer of FirstPro until July 8, 2005 at which time he became President and Chief Executive Officer of Calloway. Peter Forde and Mitchell Goldhar, both Trustees of Calloway, are officers of First Pro. FirstPro is a group of companies from whom Calloway has purchased income properties, with whom Calloway has entered into development agreements with, and with whom Calloway has provided loans to. FirstPro also provides property management services to Calloway. Kevin Pshebniski, a Trustee of Calloway, is an officer and director of Hopewell Development Corporation, to which Calloway has provided loans and which provides property management services to Calloway.

The Declaration of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions, and refrain from voting.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway were to be unable to raise additional funds on favourable terms or for other reasons, certain of its acquisition or development activities may be curtailed and in certain cases Calloway may be unable to fulfill commitments under various agreements.

Reliance on Key Personnel

Management of Calloway depends on the services of certain key personnel. The loss of the services of key personnel could have an adverse effect on Calloway. Calloway does not have key man insurance on any of its key employees.

We have determined that there is no material change in our assessment of the risks and uncertainties as detailed in our management discussion and analysis for the year ended December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

Calloway's significant accounting policies are disclosed in Note 3 to the unaudited consolidated financial statements for the quarter ended September 30, 2005 and in Note 3 to the audited consolidated financial statements for the year ended December 31, 2004. An estimate is considered critical if it requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Calloway's condition, changes in financial position or results of operations. We have determined that there is no change in our disclosure of critical accounting estimates as detailed in our management discussion and analysis for the year ended December 31, 2004.

NEW ACCOUNTING POLICIES ADOPTED IN 2005

The Canadian Institute of Chartered Accountants ("CICA") has not issued any accounting pronouncements that impacted the accounting policies of Calloway for the nine months ended September 30, 2005.

FUTURE CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements of the CICA have been reviewed and none have been identified as requiring a change to the accounting polices of Calloway at this time. Calloway is in the process of assessing the impact on the financial statements in the future resulting from the CICA pronouncements regarding Comprehensive Income, Financial Instruments-Recognition and Measurement, and Hedges.

SUBSEQUENT EVENTS

On September 21, 2005, the REIT entered into agreements to sell Ecco Warehouse and Gesco Warehouse, two industrial properties located in Calgary, for gross proceeds of $5,500 resulting in an estimated gain on sale of approximately $725. It is expected that the proceeds will be settled by the purchaser paying cash. The transaction is expected to be completed by December 1, 2005.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Simon Nyilassy, the President and Chief Executive Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005.

Simon Nyilassy
President and Chief Executive Officer
Calloway Real Estate Investment Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Mark Suchan, the Chief Financial Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005.

Mark Suchan
Chief Financial Officer
Calloway Real Estate Investment Trust



Calloway Real Estate
Investment Trust

Consolidated Financial Statements
(Unaudited)
March 31, 2006

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(Unaudited)

(in thousands of dollars)

	March 31, 2006 $	December 31, 2005 $
Assets		
Real estate assets		
Income properties (note 4)		
Tangible assets	1,995,167	1,916,736
Prepaid land rent	46,147	46,483
Intangible assets	262,315	261,492
Properties under development (note 5)	148,179	155,817
Mortgages and loans receivable (note 6)	52,567	43,153
Deferred leasing costs (note 7)	1,637	1,247
	2,506,012	2,424,928
Deferred financing costs (note 8)	6,926	7,014
Prepaid expenses and deposits (note 9(a))	13,381	8,594
Amounts receivable (note 9(b))	34,902	26,694
Cash and cash equivalents	3,404	89,670
Assets held for sale (note 18)	7,200	7,188
	2,571,825	2,564,088
Liabilities		
Debt (note 10)	1,451,375	1,447,379
Accounts payable and accrued liabilities (note 9(c))	59,234	54,483
Liabilities related to assets held for sale (note 18)	4,188	4,199
	1,514,797	1,506,061
Equity	1,057,028	1,058,027
	2,571,825	2,564,088

Commitments and contingencies (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited)

For the three months ended March 31, 2006 and 2005

(in thousands of dollars)

	2006 $	2005 $
Revenues		
Rentals from income properties	72,340	32,004
Interest income	1,472	1,119
	73,812	33,123
Expenses		
Property operating costs	25,227	10,808
Interest (note *10(g)*)	17,948	9,249
Amortization (note 12)	22,397	10,949
General and administrative	1,116	608
	66,688	31,614
Income from continuing operations	7,124	1,509
Income from discontinued operations (note 18)	125	12,271
Net income for the period	7,249	13,780
Income per unit (note 13)		
Basic		
Continuing operations	0.102	0.044
Discontinued operations	0.002	0.360
Net income	0.104	0.404
Diluted		
Continuing operations	0.102	0.044
Discontinued operations	0.002	0.358
Net income	0.104	0.402

Calloway Real Estate Investment Trust

Consolidated Statements of Equity

(Unaudited)

For the three months ended March 31, 2006 and 2005

(in thousands of dollars)

	Unit equity $ (note 11)	Equity component of convertible debentures $	Cumulative net income $	*Cumulative distributions* $	Total $
Equity - January 1, 2005	407,330	2,157	24,526	(42,507)	391,506
Issuance of units	61,110	-	-	-	61,110
Conversion of convertible debentures	1,020	(39)	-	-	981
Net income for the period	-	-	13,780	-	13,780
Distributions for the period	-	-	-	(10,881)	(10,881)
Equity - March 31, 2005	469,460	2,118	38,306	(53,388)	456,496
Equity - January 1, 2006	1,117,844	896	51,278	(111,991)	1,058,027
Issuance of units	13,086	-	-	-	13,086
Conversion of convertible debentures	4,285	(176)	-	-	4,109
Net income for the period	-	-	7,249	-	7,249
Distributions for the period	-	-	-	(25,443)	(25,443)
Equity - March 31, 2006	1,135,215	720	58,527	(137,434)	1,057,028

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended March 31, 2006 and 2005

(in thousands of dollars)

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Net income for the period	7,249	13,780
Add (deduct): Items not affecting cash		
Amortization	22,397	10,949
Amortization of deferred financing costs	328	161
Amortization of prepaid land rent	336	-
Capital lease obligation interest	11	10
Straight-line rent adjustments	(1,412)	(503)
Deferred unit compensation expense	20	-
Debenture liability accretion	16	53
Mark-to-market amortization	(1,049)	-
Amortization included in discontinued operations	-	75
Amortization of deferred financing costs included in discontinued operations	-	4
Gain on sale of income properties included in discontinued operations	-	(12,226)
	27,896	12,303
Expenditures on deferred leasing costs	(436)	(753)
Changes in other non-cash operating items (note 9(d))	(6,543)	(90)
	20,917	11,460
Financing activities		
Proceeds from term mortgages	-	168,950
Mortgages and other debt repayments	(5,266)	(16,157)
Proceeds from exercise of unit options	50	850
Proceeds from issuance of units - net of issue costs	(205)	59,039
Distributions paid	(23,092)	(10,266)
Expenditures on deferred financing costs	(398)	(825)
	(28,911)	201,591
Investing activities		
Acquisitions of income properties and properties under development (note 3)	(64,774)	(239,613)
Additions to income properties	(240)	(171)
Additions to properties under development	(3,740)	(3,446)
Advances for mortgages and loans receivable	(15,215)	(14,427)
Repayments of mortgages and loans receivable	5,801	6,455
Deposits	(104)	300
Net proceeds on sale of income properties included in discontinued operations	-	45,008
	(78,272)	(205,894)
Increase(decrease) in cash and cash equivalents during the period	(86,266)	7,157
Cash and cash equivalents - Beginning of period	89,670	7,624
Cash and cash equivalents - End of period	3,404	14,781

Supplemental cash flow information (note 14)

(in thousands of dollars)

1 Organization

Calloway Real Estate Investment Trust (the Trust) is an unincorporated open-ended mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005 (the Declaration of Trust).

2 Significant accounting policy

Basis of presentation

These unaudited interim consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2005. The interim consolidated financial statements contain disclosures which are supplemental to the Trust's annual financial statements. They do not include all the information and disclosures required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

3 Acquisitions

Acquisitions during the three months ended March 31, 2006

a) On February 10, 2006, the Trust completed the acquisition of a 51,060 square foot retail property in Calgary, Alberta for a purchase price of $10,505. The purchase price was paid in cash, adjusted for other working capital amounts.

b) On February 20, 2006, the Trust completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11,264. The purchase price was paid in cash, adjusted for other working capital amounts.

c) On March 14, 2006, the Trust completed the acquisition of a 186,016 square foot retail property in Kitchener, Ontario for a purchase price of $28,723 paid for by assuming an existing mortgage of $14,219 and the remainder in cash, adjusted for other working capital amounts

d) On March 16, 2006, the Trust acquired a 49.9% interest in a 50,095 square foot retail property in Hull, Quebec for a purchase price of $5,139. The purchase price was paid in cash, adjusted for other working capital amounts.

e) On March 30, 2006, the Trust completed the acquisition of a 17.78-acre development property in London, Ontario for a purchase price of $11,093. The purchase price was paid in cash, adjusted for assumption of accounts payable and accrued liabilities and other assets.

f) Pursuant to development agreements and the exchange agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from FirstPro Group of companies (First Pro) and Wal-Mart Canada Realty Inc. for $23,288. Subsequent to quarter end, First Pro changed its name to Smart Centres.

Calloway Real Estate Investment Trust

Notes to Consolidated Financial Statement

(Unaudited) For the period ended March 31, 2006

(in thousands of dollars)

Consideration for the assets acquired during the three months ended March 31, 2006 is summarized as follows:

	Acquisitions $	Earnouts $	Total $
Cash	52,055	12,719	64,774
Mortgages payable			
Assumed at fair value	14,219	-	14,219
Accounts payable and accrued liabilities assumed less other assets acquired	450	(113)	337
Class B units issued	-	1,912	1,912
Trust units issued	-	8,770	8,770
	66,724	23,288	90,012

The allocation of the purchase price of the acquisition during the three months ended March 31, 2006 to the assets acquired are summarized as follows:

	Acquisitions $	Earnouts $	Total $
Income properties			
Tangible assets			
Land (i)	11,998	(214)	11,784
Buildings	20,880	17,488	38,368
Tenant improvements	4,630	2,235	6,865
	37,508	19,509	57,017
Intangible assets			
In-place lease	6,329	3,503	9,832
Tenant relationships	582	276	858
Below market leases	(52)	-	(52)
	6,859	3,779	10,638
	44,367	23,288	67,655
Properties under development	22,357	-	22,357
	66,724	23,288	90,012

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $4,623.

(in thousands of dollars)

Acquisitions during the three months ended March 31, 2005

a) On March 10, 2005, the Trust completed the acquisition of a 100% interest in three retail properties and a 60% undivided interest in each of five other retail properties from the co-owners, FirstPro and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,333 including costs of acquisition. Wal-Mart Canada Corp. operates stores in all eight centres. The purchase price was satisfied by a non-interest bearing mortgage on one of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on seven of the properties.

b) Pursuant to Development Agreements and the Exchange Agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from FirstPro and Wal-Mart Canada Realty Inc. for $6,473.

c) The Trust completed two acquisitions from unrelated parties during the three months ended March 31, 2005 for a total purchase price of $22,728.

Consideration for the assets acquired during the three months ended March 31, 2005 is summarized as follows:

	March 10, 2005 $	Earnouts $	Other $	Total $
Cash	220,066	4,798	14,749	239,613
Mortgages payable				
Assumed at fair value	-	-	7,979	7,979
Vendor take-back	5,997	-	-	5,997
Accounts payable and accrued liabilities assumed less other assets acquired	3,270	(235)	-	3,035
Trust Units issued	-	1,910	-	1,910
	229,333	6,473	22,728	258,534

The allocations of the purchase price of the acquisitions during the three months ended March 31, 2005 to the assets acquired are summarized as follows:

	March 10, 2005 $	Earnouts $	Other $	Total $
Income properties				
Tangible assets				
Land (i)	59,687	126	5,693	65,506
Buildings	116,559	4,049	12,006	132,614
Tenant improvements	13,743	865	1,847	16,455
	189,989	5,040	19,546	214,575
Intangible assets				
In-place leases	31,570	1,338	2,968	35,876
Tenant relationships	1,777	95	214	2,086
	33,347	1,433	3,812	37,962
	223,336	6,473	22,728	252,537
Properties under development	5,997	-	-	5,997
	229,333	6,473	22,728	258,534

(in thousands of dollars)

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $1,591.

4 Income properties

Income properties consist of the following:

	March 31, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tangible assets						
Land	597,620	-	597,620	574,632	-	574,632
Buildings	1,322,214	40,552	1,281,662	1,261,054	32,475	1,228,579
Tenant improvements	136,344	20,586	115,758	129,354	15,979	113,375
Equipment	198	71	127	238	88	150
	2,056,376	61,209	1,995,167	1,965,278	48,542	1,916,736
Prepaid land rent	47,157	1,010	46,147	47,157	674	46,483
Intangible assets						
In-place leases	287,848	41,313	246,535	278,146	31,970	246,176
Below market leases	(1,069)	(225)	(844)	(1,017)	(195)	(822)
Tenant relationships	18,334	1,710	16,624	17,481	1,343	16,138
	305,113	42,798	262,315	294,610	33,118	261,492
Total income properties	2,408,646	105,017	2,303,629	2,307,045	82,334	2,224,711

Land with a carrying value at March 31, 2006 of $30,941 (December 31, 2005 - $31,231) is subject to development acquisition agreements and the Exchange Agreement with FirstPro, the original vendor of the properties. FirstPro pays the Trust an opportunity fee ranging from 8% to 9% per annum of the aggregate undeveloped land cost as reduced from time to time upon the completion and rental of additional space that is purchased by the Trust. As the negotiated opportunity fee earned by the Trust reflects management's estimate of a fair market return for the lease of a productive asset, the fee is recognized as revenue. Pursuant to the development acquisition agreements and the Exchange Agreement, FirstPro has assumed the responsibility for the cost of developing the land. Included in this land subject to development acquisition agreements is land with a carrying value of $6,753 for which FirstPro is obligated to repurchase any land remaining undeveloped at the end of the specified development period of five years (extendable to ten years under certain circumstances). The remaining land subject to development acquisition agreements with a carrying value of $24,188 provides for a reduction, under certain circumstances at the end of the development period, of 15% of the Trust's obligations under a non-interest bearing development loan related to the land, which has a principal amount outstanding at March 31, 2006 of $3,600. Upon the completion and rental of additional space on these lands the Trust is obligated to purchase the additional developments at a total price calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.155% to 10.0%), on the date rent becomes payable on the additional space (Gross Cost). The actual price paid to FirstPro is the Gross Cost less the associated land cost (Net Cost). The Trust has provided a second mortgage on a specific property in the amount of $10,000 to FirstPro as security for payment of the Net Cost.

For certain of this land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development acquisition agreements, subject to a maximum number of units (note 11(c)). For other land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The Trust has also provided financing to FirstPro to fund development costs (note 6(b)).

During the three months ended March 31, 2006, the Trust acquired 9,636 square feet (three months ended March 31, 2005 – 41,318 square feet) of retail space upon completion and rental of additional space by FirstPro at a Net Cost of $1,611 (three months ended March 31, 2005 - $6,473) (i.e., exclusive of the cost of land previously acquired). FirstPro elected to receive consideration of $556 (three months ended March 31, 2005 - $1,910) in Trust Units (note 11(c)).

(in thousands of dollars)

As at March 31, 2006, four income properties with a cost of $234,342 (December 31, 2005 - $234,307) and a net book value of $223,320 (December 31, 2005 - $226,589) are subject to capital leases. Three of the income properties were acquired in 2005 under the terms of 35-year leases with FirstPro. FirstPro has the right to terminate the leases after ten years on payment to the Trust of the market value of a 35-year leasehold interest in the properties at that time and also has the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the Trust Units and special voting units by payment to the Trust of the unamortized balance of any prepaid lease cost. The Trust prepaid its entire lease obligations of $190,017, including prepaid land rent of $47,157, under these lease agreements on July 8, 2005. There are no purchase options at the end of the lease term for these three income properties and, accordingly, the portion of the prepaid lease obligation attributable to land has been classified as prepaid land rent. Amortization of prepaid land rent is included in property operating costs in the consolidated statement of income. The fourth capital lease is described further in note 9(c).

During the three months ended March 31, 2006, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the period, totalling $nil (three months ended March 31, 2005 - $2,744), were charged to amortization expense.

During the three months ended March 31, 2006, the Trust completed the development and leasing of income properties on property under development not subject to development management agreements (note 5 (b)). Costs in respect of land ($6,665), building ($22,718) and tenant improvements ($44), have been reclassified from properties under development to income properties.

5 Properties under development

Properties under development consist of the following:

	March 31, 2006 $	December 31, 2005 $
Properties under development subject to development management agreements (a)	47,005	56,025
Properties under development not subject to development management agreements (b)	101,174	99,792
	148,179	155,817

a) Properties under development subject to development management agreements

These properties under development are subject to development management agreements with FirstPro and Wal-Mart Canada Realty Inc. (together with the development acquisition agreements discussed in note 4, collectively referred to as the Development Agreements) and to an exchange, option and support agreement with FirstPro and the other vendors of the properties (the Exchange Agreement). Pursuant to the development management agreements and the Exchange Agreement, the vendors assume responsibility for managing the development of the land on behalf of the Trust and are granted the right for a period of five years to earn an Earnout Fee. The Trust is obligated to pay the Earnout Fee upon the completion and rental of additional space on these properties, on the date rent becomes payable on the additional space. Gross Cost is calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.250% to 9.125%). The Earnout Fee is calculated as the Gross Cost less the associated land and development costs incurred by the Trust.

For certain of these properties under development, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development management agreements, subject to a maximum number of units (note 11(c)). For other properties under development, FirstPro has been granted the right, at

(in thousands of dollars)

their option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The vendors have provided non-interest bearing loans for the initial land acquisition costs and interest bearing loans to finance additional costs of developments (notes 10(c) and 10(b), respectively).

During the three months ended March 31, 2006, the Trust completed 109,892 square feet (three months ended March 31, 2005 - nil square feet) of retail space with a Gross Cost of $12,260 (three months ended March 31, 2005 - $nil) plus Earnout Fees paid to the vendors of $9,417 (three months ended March 31, 2005 - $nil). FirstPro elected to receive $8,214 (three months ended March 31, 2005 - $nil) in Trust Units and $1,912 (three months ended March 31, 2005 - $nil) in Class B Units (note 11(c)).

b) Properties under development not subject to development management agreements

These properties under development are being developed directly by the Trust. Pursuant to the Exchange Agreement, FirstPro and the other vendors are entitled to acquire Class B Units on the completion and rental of additional space on certain of these properties under development, subject to a maximum number of units (note 11(c)).

6 Mortgages and loans receivable

Mortgages and loans receivable consist of the following:

	March 31, 2006 $	December 31, 2005 $
Mortgages receivable (a)	46,577	36,492
Loans receivable (b)	4,390	5,061
Mortgages receivable (c)	1,600	1,600
	52,567	43,153

a) Mortgages receivable of $46,577 (December 31, 2005 - $36,492) have been provided pursuant to agreements with FirstPro in which the Trust will lend up to $82,650 (December 31, 2005 - $54,450) for use in acquiring and developing seven (December 31, 2005 - six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.25% to 9.25% (December 31, 2005 - 7.50% to 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2011 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided certain limited indemnities and guarantees.
During the three months ended March 31, 2006, $14,615 has been funded, offset by repayments of $4,530.

The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula using the net operating rents and a capitalization rate based on the 10 year Government of Canada rate within a specified range. Should the capitalization rate exceed the upper limit, the owner is not obligated to sell, with one exception, when the owner is obligated to sell at the upper limit. Should the capitalization rate be less than the lower limit, then the lower limit is deemed to be the capitalization rate, with one exception, where no lower limit exists. During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,208. Two further options were exercised with the acquisitions closing on April 12, 2006 at a purchase price of $11,082.

b) Loans receivable at March 31, 2006 of $4,390 (December 31, 2005 - $5,061) have been provided pursuant to development acquisition agreements with FirstPro (note 4). The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (December 31, 2005 - 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust.

(in thousands of dollars)

During the three months ended March 31, 2006, $600 has been funded, offset by repayments of $1,271.

c) Mortgages receivable at March 31, 2006 of $1,600 (December 31, 2005 - $1,600) have been provided to a company in which a trustee of the Trust is an officer and director, are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the Trust purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The Trust has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties. The Trust has declined the option right on one of the properties.

Mortgages receivable, which were provided to FirstPro, were secured by a second charge on two income properties, interest bearing at 9.00% and repayable in blended monthly instalments of $78. These mortgages receivable were repaid in full on July 8, 2005. A mortgage receivable, which was secured by a second charge on an income property, was interest bearing at 11.75% and repayable in blended monthly instalments of $3. It was repaid in full on April 5, 2005.

The estimated fair value of the mortgages and loans receivable is $51,231 based on current market rates for mortgages and loans with similar terms and risks. Mortgages and loans receivable have not been reduced to their estimated fair values because it is currently the Trust's intent to hold them to maturity.

7 Deferred leasing costs

Deferred leasing costs consist of the following:

	March 31, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tenant inducements	724	165	559	579	140	439
Leasing costs	1,155	77	1,078	868	60	808
	1,879	242	1,637	1,447	200	1,247

8 Deferred financing costs

Deferred financing costs consist of the following:

	March 31, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Deferred financing costs	8,370	1,444	6,926	8,181	1,167	7,014

For the three months ended March 31, 2006, $159 (three months ended March 31, 2005 - $nil) of unamortized deferred financing costs, relating to convertible debentures that have been converted, have been charged to equity (note 11(g)). Amortization of deferred financing costs are included in interest expense (note 10(g)).

(in thousands of dollars)

9 Working capital

a) Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	March 31, 2006 $	December 31,2005 $
Prepaid expenses and other	7,379	2,697
Deposits	2,089	1,984
Cash and units held in escrow	3,913	3,913
	13,381	8,594

b) Amounts receivable

Amounts receivable consist of the following:

	March 31, 2006 $	December 31, 2005 $
Tenant receivables	14,590	8,554
Straight-line rent receivable	7,057	5,645
Development costs recoverable from municipality	6,916	6,916
Other	6,339	5,579
	34,902	26,694

c) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	March 31, 2006 $	December 31, 2005 $
Accounts payable - operations	13,358	953
Accounts payable - development	6,167	9,524
Accruals and other payables	16,053	19,401
Accrued interest payable	6,039	8,164
Prepaid rents and tenant deposits	8,616	7,572
Distributions payable	8,493	8,373
Capital lease obligation	508	496
	59,234	54,483

An income property under a 35-year capital lease with FirstPro requires a $10,000 payment at the end of the lease in 2038 to exercise a purchase option. The capital lease obligation of $508 (December 31, 2005 - $496) is net of imputed interest at 9.18% of $9,492 (December 31, 2005 - $9,504).

(in thousands of dollars)

d) Changes in other non-cash operating items

Changes in other non-cash operating items consist of the following:

	March 31, 2006 $	March 31, 2005 $
Prepaid expenses and deposits	(4,683)	(949)
Amounts receivable	(6,285)	(3,120)
Accounts payable and accrued liabilities	4,425	3,979
	(6,543)	(90)

10 Debt

Debt consists of the following:

	March 31, 2006 $	December 31, 2005 $
Term mortgages (a)	1,147,494	1,139,458
Development loans		
Interest bearing (b)	33,359	34,420
Non-interest bearing (c)	45,279	50,528
Revolving operating facilities (d)	11,500	5,000
Unsecured debentures (e)	200,000	200,000
Convertible debentures (f)	17,777	22,029
	1,455,409	1,451,435
Less: Debt related to assets held for sale	(4,034)	(4,056)
	1,451,375	1,447,379

a) Term mortgages

Term mortgages bear interest at fixed rates with a weighted average interest rate of 6.07% at March 31, 2006 (December 31, 2005 - 6.06%) and mature between 2006 and 2025. The term mortgages are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages.

Principal repayment requirements for term mortgages are as follows:

	Instalment payments $	Lump sum payments at maturity $	Total $
2006 (remainder of)	17,587	11,643	29,230
2007	24,358	1,337	25,695
2008	25,742	3,832	29,574
2009	26,651	34,682	61,333
2010	27,559	24,070	51,629
Thereafter	230,330	700,533	930,863
	352,227	776,097	1,128,324
Mark-to-market adjustment			19,170
			1,147,494

(in thousands of dollars)

b) Interest bearing development loans

Interest bearing development loans total $33,359 at March 31, 2006 (December 31, 2005 - $34,420) and are detailed as follows:

- Development loans totalling $24,104 at March 31, 2006 (December 31, 2005 - $21,021) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to bankers' acceptance rates plus 2.00% on $15,494 and a fixed rate of 10% on $8,610, are secured by first and second registered mortgages over specific income properties and first general assignments of leases and insurance, and are subject to review annually.

- Development loans totalling $9,255 at March 31, 2006 (December 31, 2005 - $13,399) have been provided by FirstPro and Wal-Mart Canada Realty Inc. to finance additional costs of developments (note 5(a)). They bear variable interest rates at the bankers' acceptance rates plus 2%, are secured by first mortgages over specific income properties and income properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

c) Non-interest bearing development loans

Non-interest bearing development loans have been provided by FirstPro and Wal-Mart Canada Realty Inc. to finance initial land acquisition costs (note 5(a)). These loans were initially measured at their estimated fair value using imputed interest rates ranging from 4.03% to 4.63%, are secured by first mortgages over specific income properties and properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent. During the three months ended March 31, 2006, imputed interest of $384 (three months ended March 31, 2005 - $309) was capitalized to property under development.

d) Revolving operating facilities

The revolving operating facilities bear variable interest rates based on bank prime plus nil% to 0.375% (December 31, 2005 - nil% to 0.375%) and are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by July 15, 2006 and September 30, 2006.

	March 31, 2006 $	December 31, 2005 $
Lines of credit available	80,000	80,000
Lines of credit outstanding	11,500	5,000
Letters of credit outstanding	14,797	15,386

e) Unsecured debentures

On September 22, 2005, the Trust issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010 (the Unsecured Debentures) with semi-annual interest payments on September 22 and March 22 of each year. At March 31, 2006, the Unsecured Debentures are rated BBB with a stable trend by Dominion Bond Rating Services.

(in thousands of dollars)

f) Convertible debentures

On May 14, 2004, the Trust issued $55,000 of 6.00% convertible unsecured subordinated debentures (the Convertible Debentures) due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into Trust Units at $17.00 per unit and are redeemable at the option of the Trust on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. During the three months ended March 31, 2006, $4,444 of face value of the Convertible Debentures (three months ended March 31, 2005 - $981) was converted into Trust Units (note 11(g)). At March 31, 2006, $18,230 of face value of the Convertible Debentures was outstanding (December 31, 2005 - $22,674).

g) Interest expense

Interest expense consists of the following:

	March 31, 2006 $	March 31, 2005 $
Interest at stated rate	20,040	9,163
Amortization of mark-to-market adjustment	(1,049)	-
Amortization of deferred financing costs	328	161
	19,319	9,324
Less: Interest capitalized to properties under development	(1,371)	(75)
Interest expense	17,948	9,249

h) Fair values

The estimated fair value of debt is approximately as follows:

	March 31, 2006 $	December 31, 2005 $
Term mortgages	1,163,221	1,174,547
Development loans	78,638	84,948
Revolving operating facilities	11,500	5,000
Unsecured debentures	194,868	196,672
Convertible debentures	28,167	31,063
	1,476,394	1,492,230

11 Unit equity

The following presents the number of units issued and outstanding, and the related carrying value of unit equity, for the three months ended March 31, 2006 and the three months ended March 31, 2005:

(in thousands of dollars)

	Number of units issued and outstanding			Carrying amount		
	Trust Units	Class B Units	Total	Trust Units $	Class B Units $	Total $
Balance – January 1, 2005	33,263,171	-	33,263,171	407,330	-	407,330
Units issued for cash	3,101,000	-	3,101,000	58,058	-	58,058
Development Agreement options exercised	183,767	-	183,767	1,910	-	1,910
Unit options exercised	85,000	-	85,000	850	-	850
Distribution reinvestment plan	13,836	-	13,836	253	-	253
Debentures converted	57,705	-	57,705	1,020	-	1,020
Balance - March 31, 2005	36,704,479	-	36,704,479	469,421	-	469,421
Balance – January 1, 2006	56,550,095	12,925,125	69,475,220	852,948	264,896	1,117,844
Issue costs	-	-	-	(29)	-	(29)
Development Agreement options exercised (c)	454,485	-	454,485	6,882	-	6,882
Exchange Agreement options exercised (c)	93,923	95,111	189,034	1,888	1,912	3,800
Unit options exercised (d)	5,000	-	5,000	50	-	50
Deferred unit plan (e)	-	-	-	153	-	153
Distribution reinvestment plan (f)	89,508	-	89,508	2,230	-	2,230
Debentures converted (g)	261,404	-	261,404	4,285	-	4,285
Balance - March 31, 2006	57,454,415	13,020,236	70,474,651	868,407	266,808	1,135,215

a) **Authorized units**

i) Trust Units

The Trust is authorized to issue an unlimited number of voting trust units (Trust Units), each of which represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the Trust to redeem all or any part of their Trust Units at prices determined and payable in accordance with the conditions provided for in the Declaration of Trust. A maximum amount of $50 may be redeemed in total in any one month unless otherwise waived by the Board of Trustees.

The Trust is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the Trust. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the Trust, which is equal to the number of Trust Units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of Trust Units on exercise, conversion or cancellation of the corresponding exchangeable securities. At March 31, 2006, there were 13,020,236 (December 31, 2005 - 12,925,125) special voting units outstanding. There is no value assigned to the special voting units.

ii) Limited partnership units

An unlimited number of Class A Units, Class B Units and Class C Units may be issued by Calloway Limited Partnership (LP). Class A partners have five votes for each Class A Unit held, Class B partners have one vote for each Class B Unit held and Class C partners have no votes at meetings of the LP. The LP is under the control of the Trust.

(in thousands of dollars)

The Class A Units are entitled to all distributable cash of the LP after the required distributions on the Class B Units have been paid. At March 31, 2006, there were 3,080,000 (December 31, 2005 - 3,080,000) Class A Units outstanding. All Class A Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B Units are considered to be economically equivalent to Trust Units and accordingly have been presented as equity in these consolidated financial statements.

The Class C Units are entitled to receive 0.01% of any distributions of the LP and have nominal value assigned in the financial statements. The Class C Units are exchangeable at the holder's option into Class B Units upon the completion and rental of additional space on specific properties and payment of $20.10 per unit (the Exchange Agreement options - see note 11(c)). At March 31, 2006, there were 8,074,222 (December 31, 2005 - 8,169,333) Class C Units outstanding.

b) Units issued

During the three months ended March 31, 2005, the Trust issued Trust Units for cash:

	Issued units	Issue price $	Proceeds $
March 10	3,101,000	19.35	60,004
Issue costs			(1,946)
			58,058

c) Development Agreement options and Exchange Agreement options

As part of consideration paid for certain income property acquisitions, the Trust has granted options in connection with Development Agreements and the Exchange Agreement (notes 4 and 5) with FirstPro and other vendors. Upon completion and rental of additional space on specific properties, the holder may elect to exercise the options and receive Trust Units, in the case of the Development Agreements options, and Class B Units by exchanging Class C Units, in the case of the Exchange Agreement options. The option strike prices were based on the market price of Trust Units on the date the substantive terms were agreed upon and announced.

(in thousands of dollars)

Date options were granted	Strike price $	Options outstanding at January 1, 2006	Options exercised during three months ended March 31, 2006	Options outstanding at March 31, 2006	Proceeds during three months ended March 31, 2006 $
Development acquisition agreements					
October 2003	10.00	12,688	-	12,688	-
October 2003	10.50	1,108,021	52,977	1,055,044	556
		1,120,709	52,977	1,067,732	556
Development management agreements					
February 2004	14.00	1,219,912	176,133	1,043,779	2,466
May 2004	15.25	130,514	94,109	36,405	1,435
November 2004	17.80	179,641	82,310	97,331	1,465
March 2005	19.60	225,000	48,956	176,044	960
July 2005	20.10	2,237,328	93,923	2,143,405	1,888
		3,992,395	495,431	3,496,964	8,214
		5,113,104	548,408	4,564,696	8,770
Exchange Agreement					
July 2005	20.10	8,169,333	95,111	8,074,222	1,912

d) Unit option plan

On July 7, 2003, 560,000 unit options expiring on July 7, 2008 were granted at a strike price of $10 per unit to employees and trustees. The status of the outstanding unit options as at March 31, 2006 is as follows:

	Outstanding	Vested
Balance - December 31, 2004	323,400	263,400
Vested	-	60,000
Exercised	(318,400)	(318,400)
Balance - December 31, 2005	5,000	5,000
Exercised	(5,000)	(5,000)
Balance - March 31, 2006	-	-

The Trust does not intend to issue any further options under this plan.

e) Deferred unit plan

During 2005, the Trust implemented a deferred unit plan. The plan entitles trustees and officers, at the participant's option, to receive deferred units in consideration for trustee fees or executive bonuses with the Trust matching the number of units received. The deferred units vest 50% on the third anniversary and 25% on each of the fourth and fifth anniversaries, subject to provisions for earlier vesting in certain events. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units (i.e., had they instead been issued as Trust Units on the date of grant). Once vested, participants are entitled to receive an equivalent number of Trust Units for the vested deferred units and the corresponding additional deferred units.

(in thousands of dollars)

The deferred unit plan was approved by unitholders on July 7, 2005 and the Trust granted 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was defined to be a change of control for purposes of the deferred unit plan. This resulted in the immediate vesting of all outstanding deferred units at this date and the recognition of all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses.

The status of the outstanding deferred units as at March 31, 2006 is as follows:

	Outstanding	**Vested**
Deferred units granted and vested on July 7, 2005	71,544	71,544
Deferred units granted	12,069	-
Additional deferred units earned on vested deferred units	2,326	2,326
Additional deferred units earned on unvested deferred units	46	-
Balance - December 31, 2005	85,985	73,870
Deferred units granted during period	20,677	-
Additional deferred units earned on vested units	1,116	1,116
Additional deferred units earned on unvested deferred units	496	
Balance - March 31, 2006	108,274	74,986

f) Distribution reinvestment plan

The Trust enables holders of Trust Units to reinvest their cash distributions in additional units of the Trust at 97% of the weighted average unit price over the ten trading days prior to the distribution. The 3% bonus amount is recorded as an additional distribution and reinvestment.

g) Convertible debentures

During the three months ended March 31, 2006, $4,444 (three months ended March 31, 2005 - $981) of face value of the Convertible Debentures were converted into 261,404 (three months ended March 31, 2005 – 57,705) Trust Units. The face value of the Convertible Debentures, net of a discount of $176 (three months ended March 31, 2005 - $nil), plus a proportionate share of the equity component in the amount of $176 (three months ended 31, 2005 - $39), net of applicable unamortized deferred financing costs of $159 (three months ended March 31, 2005 - $nil), was added to Trust Unit capital.

12 Amortization expense

Amortization expense consists of the following:

	March 31, 2006 **$**	**March 31, 2006** **$**
Income properties		
Tangible assets	12,697	5,061
Intangible assets	9,679	5,871
Deferred leasing costs	21	17
	22,397	10,949

(in thousands of dollars)

13 Net income per unit

The following table sets forth the weighted average number of units outstanding for income per unit purposes:

	March 31, 2006	March 31, 2005
Trust Units	56,914,783	34,137,963
Class B Units	12,956,852	-
Vested deferred units	74,446	-
Basic	69,946,081	34,137,963
Effect of dilutive securities		
Unit options	406	122,794
Diluted	69,946,487	34,260,757

The impact of the potential exercise of Development Agreement options and Exchange Agreement options have not been included in the calculation of the weighted average diluted number of units outstanding because the conditions necessary for their issuance were not satisfied as at March 31, 2006. The impact of the unvested deferred units and the potential conversion of the Convertible Debentures into Trust Units has not been included in the calculation of the diluted number of units outstanding, as at March 31, 2006, as it has been determined to be anti-dilutive.

14 Supplemental cash flow information

The following summarizes supplemental cash flow information and non-cash transactions:

	March 31, 2006 $	March 31, 2005 $
Interest paid	22,164	8,453
Interest received	1,624	1,092
Mortgages assumed on acquisitions	14,219	7,979
Vendor take-back mortgages obtained on acquisitions	-	5,997
Development Agreement options and Exchange Agreement options issued as consideration for acquisitions	10,682	1,910
Liabilities assumed on acquisitions, net of other assets	337	3,035
Units issued under the distribution reinvestment plan	2,230	253
Units issued on conversion of debentures	4,444	981
Mortgages assumed by purchasers on sale of income properties	-	23,007
Distributions payable at period-end	8,493	4,621
Liabilities at period-end relating to additions to income properties and properties under development	2,325	3,014

15 Related party transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but that result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

As at March 31, 2006, FirstPro owned 8,602,410 Trust Units and 10,683,826 Class B Units, which represent approximately 27.4% of the issued and outstanding Trust Units and Class B Units, combined. FirstPro has options to acquire approximately 4,367,361 Trust Units pursuant to Development Agreements and approximately 7,651,220 Class B Units pursuant to the

(in thousands of dollars)

Exchange Agreement. Pursuant to its rights under the Declaration of Trust, as at March 31, 2006, FirstPro has nominated three trustees out of nine.

In addition to related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following summarizes related party transactions and balances with FirstPro and other related parties:

	March 31, 2006 $	**March 31, 2005 $**
Related party transactions and balances with FirstPro		
Property management fees paid (included in property operating costs)	1,561	775
Development fees and other fees paid (capitalized to properties under development)	2,796	140
Interest expense (capitalized to properties under development)	138	75
Interest income from mortgages and loans receivable	913	812
Opportunity fees, head lease rents and operating cost recoveries received (included in rentals from income properties)	969	519
Rent and operating costs paid (included in general and administration expenses)	28	-
Legal and other administration services included in general and administration expenses	170	-
Finance and leasing fees included in deferred financing costs and deferred leasing costs, respectively	74	-
Amounts receivable	4,796	202
Accounts payable and accrued liabilities	5,871	4,865
Other related party transactions and balances		
Legal fees paid to a legal firm in which a partner is a trustee	4	366
Consulting fees paid to a trustee for consulting services related to public offerings	-	90
Property management and leasing fees paid to a company in which trustees of the Trust are officers and a director	5	7
Interest income from mortgages receivable	48	192
Amounts receivable	47	-

(in thousands of dollars)

16 Co-ownership interests

The following amounts, included in these consolidated financial statements, represent the Trust's proportionate share in co-ownership interests as at March 31, 2006 and as at December 31, 2005 and the statements of income for properties for the three months ended March 31, 2006 and 2005:

	March 31, 2006 $	December 31, 2005 $
Balance sheets		
Assets	374,929	365,914
Liabilities	(218,490)	(215,872)
Net assets	156,439	150,042
	March 31, 2006 $	**March 31, 2005 $**
Statements of operations		
Revenue	9,556	3,182
Expenses	10,300	3,324
Net loss	(744)	(142)
	March 31, 2006 $	**March 31, 2005 $**
Statements of cash flows		
Cash flows resulting from		
Operating activities	1,898	17,627
Financing activities	10,633	297,829
Investing activities	(10,480)	(317,047)

Management believes that the assets of the co-ownerships are sufficient for the purpose of satisfying such obligations. The remaining interests in these co-ownerships are owned by FirstPro (two properties) and third parties (five properties). The Trust's interests in these co-ownerships range from 49.9% - 60%.

17 Segmented information

The Trust owns, develops, manages and operates income properties located in Canada. In measuring performance, the Trust does not distinguish or group its operations on a geographical or any other basis and, accordingly, has a single reportable segment for disclosure purposes.

The Trust's major tenant is Wal-Mart Canada Corp., accounting for 30.6% of the Trust's March 2006 rental revenue (March 31, 2005 - 34.3%).

18 Assets held for sale, assets sold and discontinued operations

During the three months ended March 31, 2005, the Trust completed the sale of two income properties (348,225 square feet) for gross proceeds of $69,250 resulting in a gain from sale of $12,226.

(in thousands of dollars)

The Trust has entered into an agreement to sell a 126,792 square foot industrial property located in Calgary, Alberta. The proceeds will be settled by an assumption of a mortgage of $4,056 and the remaining $7,644 in cash. The estimated gain on sale will approximate $5,002. The transaction is anticipated to close in May 2006. This property was classified as held for sale at March 31, 2006 and December 31, 2005.

The following tables set forth the balance sheets associated with the income property classified as held for sale as at March 31, 2006 and as at December 31, 2005 and the statements of income for properties sold and held for sale for the three months ended March 31, 2006 (1 income property) and 2005 (8 income properties):

	March 31, 2006 $	December 31, 2005 $
Balance sheets		
Assets		
Income properties	6,523	6,523
Deferred leasing costs	258	236
Deferred financing costs	13	14
Amounts receivable	406	415
	7,200	7,188
Liabilities		
Term mortgages	4,034	4,056
Accounts payable and accrued liabilities	154	143
	4,188	4,199
Net investment in properties held for sale	3,012	2,989

	March 31, 2006 $	March 31, 2005 $
Statements of income		
Rentals from income properties	254	936
Expenses		
Property operating costs	68	562
Interest	61	254
Amortization	-	75
	129	891
Income before gain on sale of income properties	125	45
Gain on sale of income properties	-	12,226
Income from discontinued operations	125	12,271

19 Risk management and fair value

The Trust is exposed to certain financial risks, including changes in interest rates, the credit quality of its tenants and environmental matters. The Trust manages these risks as follows:

a) Interest rate risk

The majority of the Trust's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to changes in interest rates.

(in thousands of dollars)

A portion of the Trust's debt is financed at variable rates. From time to time, the Trust may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount. There were no interest rate swaps or other derivative financial instruments outstanding as at December 31, 2005 or March 31, 2006.

b) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Corp. and government agencies. Further risks arise in the event that borrowers default on the repayment of amounts owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of mortgages and loans receivable.

c) Environmental risk

As an owner of real property, the Trust is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide a range of potential liability, including potentially significant penalties, and potential liability for the costs of removal or remediation of certain hazardous substances. The presence of such substances, if any, could adversely affect the Trust's ability to sell or redevelop such real estate or to borrow using such real estate as collateral and, potentially, could also result in civil claims against the Trust. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

20 Commitments and contingencies

The Trust has certain obligations and commitments pursuant to Development Agreements as disclosed in notes 4 and 5(a) and also has entered into various development contracts totalling $8,835. In addition, the Trust is committed to complete the acquisition of two properties under development.

The Trust has entered into agreements with FirstPro in which the Trust will lend monies to FirstPro as disclosed in note 6(a). The maximum amount that may be provided under the agreements totals $82,650.

The Trust has entered into an agreement to purchase a 144,377 square foot retail income property in Ontario at a price of approximately $34,800 to be paid for by assuming an existing mortgage, issuance of equity units and cash.

One of the Trust's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the Trust has an option to extend for a further ten years.

Letters of credit totalling $17,206 have been issued on behalf of the Trust by the Trust's bank as security for mortgages and for maintenance obligations to municipal authorities.

The Trust indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the Trust to the extent permitted by law.

The Trust, in the normal course of operations, is subject to a variety of legal and other claims. Management and the Trust's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes that the outcome of current legal and other claims filed against the Trust will not have a significant impact on the Trust's consolidated financial statements.

(in thousands of dollars)

21 Subsequent events

On April 12, 2006, the Trust acquired four retail properties (152,404 square feet) from First Pro for total consideration of $38,730 in cash. Included in the four, are two properties (50,659 square feet) where the Trust exercised its option to acquire the remaining 50% interest that the Trust did not already own at a purchase price of $11,083.

On April 13, 2006, the Trust completed the issuance of 8,500,000 trust units for $26.60 per unit for gross proceeds of $226,100 and net proceeds of $217,056. The issuance was made under the Trust's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2,000,000 in debt or equity securities.

On April 27, 2006, the Trust completed the purchase of earnouts totalling 14,756 square feet of development space from First Pro for $3,960. The purchase price was satisfied through the issuance of 73,660 Trust units with a value of $1,304, the issuance of 13,929 Class B Limited Partnership units with a value of $280, and the balance in cash.

The Trust has entered into two agreements to acquire two income properties (377,266 square feet) in British Columbia at a purchase price of approximately $46,283 to be paid for in cash. The expected closings are in May 2006.

Management's Discussion and Analysis Of Results of Operations and Financial Condition
As at March 31, 2006

Management's Discussion and Analysis (the "MD&A") sets out Calloway Real Estate Investment Trust's ("Calloway" or the "Trust") strategies and provides an analysis of the financial performance for the three months ended March 31, 2006, significant risks facing the business, and management's outlook.

This MD&A of the results of continuing operations and financial condition for the three months ended March 31, 2006, compared with the prior quarter ending December 31, 2005 should be read in conjunction with the Trust's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2005 and 2004 and unaudited financial statements for the three months ended March 31, 2006. The MD&A is based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The MD&A is dated May 10, 2006, which is the date of the press release announcing Calloway's results for the three months ended March 31, 2006. Disclosure contained in this document is current to that date, unless otherwise noted.

Readers are cautioned that certain terms used such as; "Funds from Operations (FFO)", "Adjusted Funds from Operations (AFFO)", "Distributable Income (DI)", "Net Operating Income (NOI)", "Book Value" and any related per unit amounts used to measure, compare and explain the operating results and financial performance of Canadian real estate entities are not recognized terms under Canadian GAAP. These terms are defined in this report and reconciled to the accompanying financial statements. Such terms do not necessarily have a standardized meaning and may not be comparable to similarly titled measures presented by the other publicly traded entities.

Certain statements in this MD&A are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this MD&A are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These forward looking statements are made as at the date of this MD&A and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

Prior period results have been reclassified to conform to the presentation adopted in the current period. Generally, these reclassifications were made to realign revenues and expenses associated with discontinued operations, as defined by Canadian GAAP.

All amounts in the MD&A are in thousands of Canadian dollars, except where otherwise stated. Per unit amounts are on a diluted basis, except where otherwise stated.

Additional information relating to Calloway, including the Trust Annual Information Form for the year ended December 31, 2005, can be found at www.sedar.com



Business Overview and Strategic Direction

Calloway is an unincorporated "open-ended" mutual fund trust governed by the laws of the Province of Alberta. The Trust units and the convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbol "CWT.UN" and "CWT.DB", respectively.

Calloway's objectives are to provide unit holders with stable and growing tax deferred cash distributions through the acquisition, development and operation of a portfolio of well-located, primarily large format unenclosed retail centres in Canada; and to enhance the value of Calloway's assets and unit value through effective management, and long-term leasing and re-development.

As at March 31, 2006, Calloway owned 99 shopping centres and 2 industrial buildings with a gross leaseable area of 15.2 million square feet, located in communities across Canada. These centres are focused on providing value to the customers in those communities. Wal-Mart is the largest tenant in the Trust's portfolio and anchors 79 of Calloway's shopping centres as either a tenant under a long-term lease (58) or as an owner (21) operating a store as an integrated part of the centre (a "shadow" anchor). Calloway's centres are conveniently located close to major highways, which, along with the anchor stores, provide significant draws to the Calloway portfolio, attracting both value-oriented consumers and retailers.

Quarterly Highlights

- Acquired 262,000 square feet of retail space in two shopping centres and a 49.9% interest in a third for $44.4 million.
- Acquired 32.31 acres of land with future development potential of 314,700 square feet for $22.4 million.
- Committed an additional $33.4 million to two new mezzanine loans, and advanced $14.6 million under these and other existing agreements.
- Opened new Wal-Mart stores in three development properties, two leased and one "shadow".

Real Estate Assets

As at March 31, 2006, real estate assets totalled $2,506.0 million, an increase of $81.1 million during the quarter. Real estate assets include income properties ($2,303.6 million), properties under development ($148.2 million), mortgage and loan receivables ($52.6 million) and deferred leasing costs ($1.6 million). The portfolio consists of 15.2 million square feet of built gross leaseable area and 3.6 million square feet of future potential gross leaseable area in 101 properties. The portfolio is located across Canada with assets in each of the ten provinces. The Trust targets major urban centres and shopping centres that are dominant in their trade area. By selecting well-located centres, Calloway attracts quality tenants at economic rental rates.

Income Properties

Income properties total $2,303.6 million, an increase of $78.9 million during the quarter.

(000's)	$
Income properties – December 31, 2005	2,224,711
Acquisition of income properties	44,365
Development completed in existing properties ($45,966 of which is transferred from properties under development)	56,994
Building, equipment and tenant improvement additions on existing properties	240
Increase in accumulated amortization	(22,683)
Net additions to income properties	78,916
Income properties – March 31, 2006	2,303,627

Acquisitions
During the quarter, the Trust acquired two retail properties and a 49.9% interest in another centre, adding an additional 262,000 square feet of rentable area. The purchase price totalled $44.4 million and was satisfied by the assumption of an existing mortgage totalling $14.2 million and the balance in cash.

Development of Existing Properties
Certain income properties acquired by the Trust included lands for future developments. Pursuant to exchange agreements and development agreements, the vendors assume responsibility for managing the developments on behalf of the Trust for additional proceeds ("Earnouts") calculated based on a pre-determined rate of return, net of land and development costs incurred by the Trust.

During the quarter, $56.9 million of development was completed. The Trust acquired 119,500 square feet of retail space for $23.2 million pursuant to agreements. Properties under development of $29.4 million were completed and transferred. In addition, $4.3 million of land held by the Trust was transferred from properties under development.

Income Properties include approximately $30.9 million related to certain properties, which are subject to development acquisition agreements with SmartCentres (which changed its name effective April 21, 2006 from First Professional Shopping Centres). These agreements provide that SmartCentres assumes responsibility for managing the development of these properties, including the cost of developing the land. The additional proceeds are calculated based on pre-determined capitalization rates ranging from 7.155% to 10%. SmartCentres also has the right, at its option, to subscribe up to 40% of the proceeds for any new developments in Trust units at purchase prices of $10.00, $10.50 and $20.10 per unit up to 199,475 Trust units, 1,800,000 Trust units and 1,500,000 Class "B" partnership units, respectively. The Class "B" partnership units are exchangeable into Trust units on a one for one basis. The Trust provides financing to SmartCentres for the development costs of the additional developments. SmartCentres pays the Trust a fee equal to 9% per annum, on the value of lands purchased in October 2003, and 8% per annum, on the value of certain lands purchased in July 2005. The value of lands subject to development financing is reduced from time to time upon the completion and rental of additional space. As the negotiated fee earned by the Trust reflects management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. At March 31, 2006, there was an estimated 546,826 square feet of developable area that management anticipates will be completed over the next five years at a cost of $65.2 million.

Capital Expenditures, Tenant Inducements, and Leasing Commissions
Capital expenditures totalling $147, tenant inducements totalling $93 and leasing commissions totalling $436 were incurred during the quarter. Management expects to incur $1.5 million in capital expenditures and $1.0 million in tenant inducements and leasing commissions during the current year.

Properties Under Development
As at March 31, 2006, properties under development totalled $148.2 million compared to $155.8 million at December 31, 2005. The net reduction of $7.6 million, which includes the development and leasing of two Wal-Mart stores ($29.4 million) and completion of earnouts ($16.6 million), is as follows:

(000's)	$
Properties under Development – December 31, 2005	155,817
Acquisition of properties under development	22,357
Development costs incurred	15,971
Development completed in existing properties – costs	(45,966)
Net reduction to properties under development	(7,638)
Properties under Development – March 31, 2006	148,179

Properties under development totalling approximately $47.0 million are subject to development management agreements with SmartCentres and Wal-Mart Canada Realty Inc., and to an exchange option and support agreement with SmartCentres and other vendors. The vendors assume responsibility for managing the development on behalf of the Trust for additional proceeds calculated based on pre-determined capitalization rates ranging from 7.25% to 9.125%. Costs during the development period are paid for by the Trust and are funded through interest bearing development loans provided by the vendors. Upon the completion of the development and the commencement of lease payments by a tenant, the additional proceeds are paid by the Trust, net of land and development costs incurred. SmartCentres also has the right, at its option, to subscribe for up to 40% of the proceeds in Trust units based on prices

ranging from $14.00 per unit to $20.10 per unit, as well as the right to subscribe for up to 1,750,000 Class "B" partnership units, (which are exchangeable into Trust units on a one for one basis) at a price of $20.10 per unit. At March 31, 2006, there was an estimated 1,412,228 square feet of developable area related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $190.0 million.

Properties under development totalling approximately $78.5 million are subject to an exchange, option and support agreement with SmartCentres and other vendors of the properties. Pursuant to the agreement, the Trust is responsible for managing the development of the properties under development and the vendors are granted the right for a period of five years to subscribe for up to 5,250,000 Class "B" units at a price of $20.10, upon the completion and rental of additional space. At March 31, 2006, there is an estimated 1,314,244 square feet of developable area related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $144.7 million.

The Trust purchased an estimated 314,669 square feet of developable area during the first quarter of 2006, totalling approximately $22.7 million (including $300 of costs incurred subsequent to acquisition), which are not subject to any development; management; or exchange, option and support agreement. The Trust is responsible for managing the development of these lands, and anticipates completion over the next five years at an estimated cost of $48.7 million.

Properties Under Development comprised of the following:

At date of acquisition

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B Units #
October 2003	5,620	45,777	*$10.00*	199,475	
	45,980	374,561	*$10.50*	1,800,000	
July 2005	41,135	393,441	*$20.10*	-	1,500,000
Subtotal – Income Properties	92,735	813,779		1,999,475	1,500,000
February 2004	61,900	479,377	*$14.00*	1,860,000	
May 2004	49,370	374,938	*$15.25*	1,150,000	
November 2004	18,200	206,088	*$17.80*	345,000	
March 2005	16,000	177,682	*$19.60*	225,000	
July 2005	156,208	704,753	*$20.10*	2,452,762	1,750,000
Subtotal – Properties under development subject to Development Management Agreements	301,678	1,942,838		6,032,762	1,750,000
July 2005	159,100	1,623,200	*$20.10*	47,238	5,250,000
Development properties acquired in 2006	48,710	314,669	-	-	-
Subtotal - Calloway Development Properties	207,810	1,937,869		47,238	5,250,000
Total	602,223	4,694,486		8,079,475	8,500,000

Remaining at March 31, 2006

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B Units #
October 2003	815	4,500	*$10.00*	12,688	
	26,728	204,568	*$10.50*	1,055,044	
July 2005	37,642	337,758	*$20.10*	-	1,344,451
Subtotal – Income Properties	65,185	546,826		1,067,732	1,344,451
February 2004	31,266	331,374	*$14.00*	1,043,779	
May 2004	20,797	144,576	*$15.25*	36,405	
November 2004	10,251	152,735	*$17.80*	97,331	
March 2005	10,394	140,929	*$19.60*	176,044	
July 2005	117,192	642,614	*$20.10*	2,096,167	1,479,771
Subtotal – Properties under development subject to Development Management Agreements	189,900	1,412,228		3,449,726	1,479,771
July 2005	145,533	1,437,627	*$20.10*	47,238	5,250,000
Development properties acquired in 2006	25,733	314,669	-	-	-
Subtotal - Calloway Development Properties	171,266	1,752,296		47,238	5,250,000
Total	426,351	3,711,350		4,564,696	8,074,222

[1] Adjustments in Future Development are increases/(decreases) to initial and previous periods' estimates, and are based on Management's estimates at March 31, 2006. Adjustments include acquisition of lands for development and site plan changes due to items such as, but not limited to: certification of areas; intensification of allowable density; tenant requirements; successful property re-zonings and parking requirements.

Mortgage and Loan Receivables

(000's)	March 31, 2006 $	December 31, 2005 $
Mortgage Receivables	48,177	38,092
Loan Receivables	4,390	5,061
	52,567	43,153

Mortgage Receivables
In addition to direct property acquisitions, Calloway provides mezzanine financing to developers, which includes options to acquire an interest in the related property upon substantial completion. This program provides a significant pipeline of future property acquisitions, which is particularly important in the current competitive acquisition market.

As at March 31, 2006, mortgages totalling $46.6 million, secured by first or second charges on the properties, have been advanced to SmartCentres. During the quarter, the Trust entered two agreements with SmartCentres to lend up to $33.4 million for use in acquiring and developing properties in Caledon and Simcoe County, Ontario. The Trust advanced $10.4 million against these mortgages. A further $4.2 million was advanced against existing mortgages, and one mortgage totalling $4.5 million was repaid. The mortgages are interest only with rates that range from 7.5% to 9.25%. The mortgages mature on various dates between 2009 and 2011. The mortgages include an option entitling the Trust to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. Options were exercised on the St. Jerome and St. John's properties and closed on April 13, 2006.

Two mortgages to another borrower, totalling $1.6 million, are outstanding at quarter end. These loans are secured by second charges on two properties under development, bear interest at 12% per annum, and are due the earlier of two years after substantial completion, upon the sale of the property or when the Trust exercises its option to acquire. The mortgage includes an option to purchase the properties, however, the Trust elected not to exercise its option on one of the properties. A trustee of Calloway is an officer and director of the borrower.

Loan Receivables
Pursuant to development agreements with SmartCentres, the Trust has advanced loans to fund the cost of improvements on six of Calloway's properties.

As at March 31, 2006, loans receivable totalling $4.4 million have been advanced. The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% and are repayable upon completion and the commencement of rental payments. During the quarter, the Trust advanced $600 against two properties and received principal repayment of $1.3 million on six properties, including one property that was repaid in full.

Amounts Recievable
As at March 31,2006 amounts receivable increased to $34.9 million from $26.7 million as at December 31,2005. This increase is primarily the result of an increase in tenant receivables relating to accrued recoverable property taxes, which can only be collected when the municipalities invoice the Trust.

Debt

(000's)	March 31, 2006 $	December 31, 2005 $
Term mortgages	1,147,494	1,139,458
Unsecured debentures	200,000	200,000
Development loans	78,638	84,948
Convertible debentures	17,777	22,029
Operating facilities	11,500	5,000
Subtotal	1,455,409	1,451,435
Less: debt related to assets held for sale	(4,034)	(4,056)
Total	1,451,375	1,447,379

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value (excluding convertible debentures) and 65% including convertible debentures. Gross book value is defined as total assets plus accumulated amortization of income properties. Total indebtedness (excluding convertible debentures) as a percentage of gross book value was 53.7% as at March 31, 2006 (December 31,2005 – 54.0%). Total debt (including convertible debentures) as a percentage of gross book value was 54.4 % as at March 31, 2006 (December 31,2005 – 54.9%). Management anticipates Calloway will be able to renew its mortgage debt as it matures.

On April 13, 2006 the Trust issued an additional 8,500,000 units for gross proceeds of $226.1 million (net proceeds of $217.1 million), reducing the ratio of indebtedness to gross book value to 49.7% (excluding convertible debentures) and 50.3% (including convertible debentures). The Trust has no off balance sheet debt at March 31, 2006.

Term Mortgages
As at March 31, 2006 term mortgages increased to $1,147.5 million from $1,139.4 million as at December 31, 2005, an increase of $8.1 million. This increase is primarily the result of the assumption of a mortgage on acquisition ($14.2 million) offset by mark-to-market adjustment ($1.0 million) and principal repayments. The term mortgages payable bear interest at a weighted average contractual interest rate of 6.07% (December 31,2005 – 6.06%) and mature between 2006 and 2025. Including mark-to-market adjustments, the effective weighted average interest rate on term mortgages is 5.97%. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.2 years. Future principal payments as a percentage of term mortgages are as follows:

Term Facilities	Payments of Principal $	Debt Maturing During Year $	Total $	Total %
2006 (remainder)	17,587	11,643	29,230	2.6
2007	24,358	1,337	25,695	2.3
2008	25,742	3,832	29,574	2.6
2009	26,651	34,682	61,333	5.4
2010	27,559	24,070	51,629	4.6
2011	28,154	60,055	88,209	7.8
2012	27,067	33,828	60,895	5.4
2013	25,245	85,663	110,908	9.8
2014	24,379	80,522	104,901	9.3
2015	23,267	82,324	105,591	9.4
Thereafter	102,218	358,141	460,359	40.8
TOTAL	**352,227**	**776,097**	**1,128,324**	**100.0**
Mark-to-market adjustment			**19,170**	
			1,147,494	

Unsecured Debentures
As at March 31, 2006 the Trust has, issued and outstanding, $200 million of 4.51% Series "A" unsecured debentures, with interest payable semi annually on September 22 and March 22, due September 22, 2010. The debentures are rated "BBB" by Dominion Bond Rating Services.

Development Loans

Development loans totalling $78.6 million (December 31, 2005 - $84.9 million) are outstanding as at March 31, 2006 of which $33.4 million (December 31, 2005 - $34.4 million) are interest bearing and $45.2 million (December 31, 2005 - $50.5 million) are non-interest bearing.

Interest bearing loans

Pursuant to purchase and sale agreements, the vendor, FirstPro/WM Partnership, agreed to finance the costs associated with the construction and lease up of undeveloped lands for certain assets. Development loans totalling $9.3 million have been advanced from FirstPro/WM Partnership under the agreements. These loans bear variable interest rates at bankers' acceptance rate ("B/A") plus 2% and are secured by first mortgages over specific income properties and properties under development, and general assignment of leases; and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Calloway has also borrowed from third party lenders to finance construction and leasing costs of various other properties. Development loans totalling $24.1 million bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to 2.00% on $15.5 million in loans and a fixed rate of 10% on the remaining $8.6 million. These loans are secured by first and second mortgages registered on income properties, and a general assignment of leases.

Non-Interest Bearing Loans

FirstPro/WM Partnership has provided non-interest bearing loans to finance certain land acquisition costs. An imputed annual cost has been calculated at rates ranging from 4.03% to 4.63% and the loans

are secured by first mortgages over specific income properties and development properties and a general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Convertible Debentures

On May 14, 2004, Calloway issued $55 million of 6.0% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible at the holder's option into trust units at $17.00 per unit. The units are redeemable at the option of Calloway in cash or units on or after June 28, 2010. During the quarter, debenture holders have elected to convert $4.4 million (three months ended December 31,2005 - $3.3 million) into trust units. As of March 31, 2006, convertible debentures outstanding totalled $17.8 million ($18.2 million at face value).

Unitholders' Equity

(000's)	Three months ended March 31 2006 $	Year ended December 31 2005 $
Unitholders' equity – opening balance	1,058,027	391,506
Issuance of units	13,086	669,182
Conversion of debentures, net of financing cost	4,109	29,396
Fair value of options issued	-	10,675
Equity component of debentures	-	-
Net income for the year	7,249	26,752
Distributions for the year	(25,443)	(69,484)
Unitholders' equity – closing balance	1,057,028	1,058,027

As at March 31, 2006, unitholders' equity totalled $1,057.0 million (December 31, 2005 - $1,058.0 million), including $700 pertaining to the allocation of the equity component of convertible debentures. As at March 31, 2006, paid in capital totalled $1,135.0 million and units outstanding, including Class "B" units of a subsidiary partnership totalled 70,474,651. During the quarter, the Trust issued 904,320 trust units and 95,111 Class "B" units.

Holders of $4.4 million of face value of the Convertible Debentures elected to convert and received 261,404 trust units. The Trust's capital was increased $4.1 million as a result of these conversions.

Development and Exchange agreement options that enable SmartCentres to acquire units at pre-determined prices were exercised resulting in 548,408 Trust units and 95,111 Class "B" units being issued. The proceeds from units totalled $8.8 million and $1.9 million, respectively, which are included in issuance of units.

The holders of the remaining 5,000 unit options outstanding at December 31, 2005 exercised those options during the quarter at a strike price of $10 per unit. The Trust's capital was increased by $50 as a result of this transaction. The Trust does not intend to issue any further options under this plan.

Distributions by the Trust totalled $25.4 million in the first 3 months of 2006 (2005 - $10.9 million) or $0.362 per unit (2005 - $0.315 per unit). The Trust paid $23.2 million in cash and the balance by issuing 89,508 units under the distribution re-investment plan.

Capital Resources
As at March 31, 2006, the Trust has sufficient capital resources to meet its future commitments. The details of its capital resources are as follows:

	$
Cash and cash equivalents	3,405
Unused operating facilities	53,703
Total capital resources at March 31, 2006	57,108

The debt to gross book value as defined in the Trust deed at March 31, 2006 is 53.7%. If the Trust utilized its unused operating facility and increased its debt to gross book value to 57.5% (the mid-point of the Trust's target range of 55% to 60%) it could raise an additional $186.6 million. Short-term fluctuations in working capital are funded through pre-established operating lines.

Results of Operations
The real estate portfolio has grown substantially through acquisitions and earnouts during the course of the past twelve months. As a result, there are substantial increases in company operating activity components when comparing quarter end results for March 31, 2006 to March 31, 2005. The fourth quarter 2005 results have therefore also been included to provide a more meaningful comparison to current operations.

Revenues in the first quarter of 2006 totalled $73.8 million, compared with $67.9 million in the fourth quarter 2005. Rentals from income properties totalling $72.3 million account for 98.0% of revenues and are diversified by geographic location and tenant.


Gross Revenue by Province
Prince Edward Island 1.00%
Newfoundland 3.74%
Nova Scotia 2.10%
British Columbia 11.75%
New Brunswick 1.58%
Alberta 7.66%
Saskatchewan 3.65%
Quebec 15.70%
Manitoba 5.55%
Ontario 47.27%

Based on March 2006 revenues

Wal-Mart is the Trust's largest tenant, representing 30.6% of total revenues, followed by the Reitmans Group at 3.8%. The five largest tenants account for 45.0% of portfolio revenue as follows:

Tenants	**% of Revenues**
Wal-Mart	30.6%
Reitmans Group of Companies	3.8%
Best Buy / Future Shop	3.7%
Mark's Work Wearhouse	3.5%
HBC	3.4%

Net Operating Income

Net operating income from continuing operations, defined as income from rental properties less operating expenses, increased 4.1% to $47.1 million from $45.2 million in the previous quarter, and increased 122% from $21.2 million in the same quarter in 2005.

(000's)	Three months ended March 31, 2006 $	Three months ended December 31, 2005 $	Three months ended March 31, 2005 $
Same property	19,191	19,221	19,177
2006 acquisitions	199	-	-
2005 acquisitions	25,246	24,831	1,965
Earnouts	2,477	1,190	54
Net operating income	47,113	45,242	21,196

The $1.9 million increase in NOI over the previous quarter is primarily due to income from space acquired under the terms of earnouts from SmartCentres ($1.3 million) and acquisitions made in 2005 and 2006 ($614). Compared to the same period in 2005, the increase in NOI of $25.9 million was primarily due to acquisitions ($23.5 million) and earnouts from SmartCentres ($2.4 million) in 2005 and 2006.

Lease Expiries

As at March 31, 2006, the portfolio has a vacancy rate of 0.9% or 147,348 square feet. Forward commitments of approximately 21,000 square feet of leased tenancies have been executed, and will take possession and open in the existing vacant space during the next few quarters. Only 12.7% of leases are expiring over the next five years with 227,731 square feet, or 1.50% of space, expiring for the balance of 2006.

Year of Expiry	Area	%
2006 (remainder)	227,731	1.5
2007	282,285	1.9
2008	397,729	2.6
2009	334,654	2.2
2010	677,991	4.5
Beyond	13,091,663	86.4
Vacant	147,348	0.9
TOTAL	**15,159,401**	**100.00**

Interest

(000's)	Three months ended March 31, 2006 $	Three months ended December 31, 2005 $	Three months ended March 31, 2005 $
Interest at contract rate	20,041	20,026	9,164
Mark to market adjustment	(1,049)	(1,134)	-
Amortization of deferred financing costs	327	289	160
	19,319	19,181	9,324
Less: capitalized interest	(1,371)	(1,586)	(75)
Interest expense	17,948	17,595	9,249

Interest costs incurred during the first quarter of 2006 totalled $19.3 million, net of the $1.0 million mark-to-market adjustment. Interest capitalized to properties under development totalled $1.4 million and the balance of $17.9 million was expensed. In the fourth quarter 2005, interest costs totalled $19.1 million and $1.6 million was capitalized to properties under development. The increase in interest expense was a result of acquisitions made during 2006 and funds borrowed to complete the development of certain properties. Capitalized interest decreased from the previous quarter due to the completion of development of certain income properties. The weighted average interest rate of total debt capital, including the adjustment for mark to market amortization, is 5.60% (Dec 31, 2005 – 5.56%). Compared to the same period in 2005, the increase in interest of $8.7 million was primarily due to additional debt incurred due to acquisitions and earnouts in 2005 and 2006.

Amortization

(000's)	Three months ended March 31, 2006 $	Three months ended December 31, 2005 $	Three months ended March 31, 2005 $
Income properties			
-tangible assets	12,697	12,689	5,061
-intangible assets	9,679	9,947	5,871
Deferred leasing costs	21	43	17
	22,397	22,679	10,949

Amortization of $22.4 million in 2006 has decreased $282 from the fourth quarter of 2005. This decrease is due to the disposition of two

income properties in December 2005. Compared to the same period in 2005, the increase in amortization of $11.4 million was primarily due to acquisitions and earnouts in 2005 and 2006.

General and Administrative

(000's)	Three months ended March 31, 2006 $	Three months ended December 31, 2005 $	Three months ended March 31, 2005 $
Salaries and benefits	307	869	219
Public company costs	294	84	189
Professional fees	296	215	95
Rent and occupancy	92	130	76
Other	127	274	29
	1,116	1,572	608

General and administrative expenses decreased $456 from the previous quarter mainly due to year end bonus accruals, severance and other office relocation costs recorded in fourth quarter, offset by professional fees and public company costs recorded in 2006. Compared to the same period in 2005, the increase in general and administrative expenses of $508 was primarily due to the overall growth of the Trust in 2005 and 2006.

Income from Discontinued Operations

Income from discontinued operations totalled $125 in 2006 compared to $1,004 in the prior quarter. In the fourth quarter of 2005 the Trust sold two properties for proceeds of $5.5 million and recorded a gain on sale of $921. In 2006 there were no property sales.

For the quarter ended March 31, 2006, cash provided from operating activities was $124, offset by cash used in financing activities of $22. There were no investing activities in the period.

Other Measures of Performance (in 000's)	Three Months Ended 31-Mar-06 $	Three Months Ended 31-Dec-05 $	Three Months Ended 31-Mar-05 $
Revenues			
Rentals from income properties	72,340	66,747	32,004
Interest income	1,472	1,188	1,119
	73,812	67,935	33,123
Expenses			
Property operating costs	25,227	21,505	10,808
Interest expense	17,621	17,306	9,089
Amortization of income properties			
- tangible components	12,697	12,689	5,061
- intangible components	9,679	9,947	5,871
- deferred leasing costs	21	43	17
- deferred financing costs	327	289	160
General and Administrative expenses	1,116	1,572	608
	66,688	63,351	31,614
Net income from continuing operations	7,124	4,584	1,509

Discontinued operations			
Net income from discontinued operations	125	83	45
Gain from sale of real estate assets	-	921	12,226
	125	1,004	12,271
Net Income	7,249	5,588	13,780
Add (deduct)			
Gain from sale of real estate assets	-	(921)	(12,226)
Amortization of income properties			
- tangible components	12,697	12,689	5,061
- intangible components	9,679	9,947	5,871
- discontinued operations	-	37	61
- deferred leasing costs	21	42	32
Amortization of prepaid land rent	337	337	-
Funds from operations	29,983	27,719	12,579
Per unit - basic/diluted	*$0.429/$0.426*	*$0.426/$0.423*	*$0.368/$0.356*
Payout ratio	85.2%	85.7%	88.5%
Funds from operations	29,983	27,719	12,579
Amortization of income properties			
- mark-to-market mortgage interest	(1,049)	(1,134)	-
- deferred leasing costs	(21)	(42)	(32)
Debenture liability accretion	16	19	53
Straight lining of rents	(1,412)	(1,447)	(503)
Distributable income	27,517	25,115	12,097
Per unit - basic/diluted	*$0.393/$0.391*	*$0.386/$0.384*	*$0.354/$0.343*
Payout ratio	92.7%	94.4%	91.8%
Distributable income	27,517	25,115	12,097
Add: mark-to-market mortgage interest	1,049	1,134	-
Less: Capital expenditures [2]	(147)	(78)	(164)
Less: TI's and LC's [3]	(529)	(688)	(751)
Adjusted funds from operations	27,890	25,483	11,182
Per unit - basic/diluted	*$0.399/$0.396*	*$0.391/$0.389*	*$0.328/$0.319*
Payout ratio	91.5%	93.2%	98.7%
Distributions declared per unit	$0.362	$0.362	$0.315

[1] Diluted FFO, DI and AFFO per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes. To calculate diluted FFO, DI and AFFO per unit for the three months ended March 31, 2006 and 2005, convertible debenture interest of $314 and $801 are added back to net income, and 1,253,680 and 3,185,542 units are added back to the weighted average units outstanding, respectively.
[2] Approximately $22 of the $147 in capital expenditures relate to properties held for sale.
[3] All of the $529 in tenant inducement and leasing costs relates to continuing operations.

Distributable Income
Distributable income has historically been used by Calloway as an indicator of financial performance in the REIT industry. The calculation of DI is not comparable from REIT to REIT and the differences in methodology can be significant. DI for the period ended March 31, 2006 totalled $27.5 million (Dec 31, 2005 - $25.1 million) and the payout ratio totalled 92.7% (Dec 31, 2005 - 94.4%).

Funds From Operations
While FFO is not defined by GAAP, it is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of Real Property Association of Canada (RealPac), the industry association to which most public REIT's and real estate operating companies belong. FFO for the period totalled $30 million.

Adjusted Funds From Operations
Since FFO does not consider capital transactions, adjusted funds from operations is presented herein as an alternative measure of determining available cash flow. AFFO is not defined by GAAP. Calloway also calculates AFFO in accordance with the recommendations of RealPac. AFFO for the period ended March 31, 2006 totalled $27.9 million (fourth quarter 2005 - $25.5 million) and the payout ratio was 91.5% (fourth quarter 2005 – 93.2%). Calloway targets a payout ratio of 95% of AFFO.

Quarterly Information
Revenue from continuing operations has increased significantly over the past eight quarters because of the large number of acquisitions and earnout transactions including: the acquisition of 12 income properties in February 2004; the acquisition of 14 income properties effective May 2004; the acquisition of 6 income properties in November 2004; the acquisition of interests in 8 income properties on March 10, 2005; the acquisition of 45 income properties on July 8, 2005; the acquisition of 3 income properties in 2006 and the completion of a substantial number of earnouts during the fourth quarter 2005 and the first quarter 2006.

Net income from continuing operations has also grown over the past eight quarters for the reasons stated above. However, for the quarter ended December 31, 2004 and the quarter ended March 31,2005, the net income from continuing operations decreased because of the write-off of the unamortized balance of intangibles for vacated tenant space. For the quarter ended September 30, 2005 the net income from continuing operations decreased as a result of the office relocation transition costs of approximately $2.8 million.

In addition, there were gains on sales of income properties as follows: March 31, 2005 - $12,226; June 30, 2005 - $1,112; and December 31, 2005 - $921.

Quarterly Information

($000's except per unit and unit amounts)	31-Mar 2006	31-Dec 2005	30 –Sep 2005	30-Jun 2005	31-Mar 2005	31-Dec 2004	30-Sep 2004	30-Jun 2004
Revenues	73,812	67,935	64,072	36,015	33,123	27,860	26,005	20,725
Net Income from Continuing Operations	7,124	4,584	2,579	3,458	1,509	1,307	3,964	2,953
Per Unit								
Basic	*$0.102*	*$0.070*	*$0.042*	*$0.094*	*$0.044*	*$0.042*	*$0.132*	*$0.112*
Diluted [1]	*$0.102*	*$0.070*	*$0.042*	*$0.093*	*$0.044*	*$0.041*	*$0.131*	*$0.111*
Net Income	7,249	5,588	2,769	4,615	13,780	1,983	4,602	3,719
Per Unit								
Basic	*$0.104*	*$0.086*	*$0.046*	*$0.125*	*$0.404*	*$0.063*	*$0.153*	*$0.141*
Diluted [1]	*$0.104*	*$0.086*	*$0.046*	*$0.125*	*$0.402*	*$0.063*	*$0.152*	*$0.140*
Funds from operations	29,983	27,719	24,484	14,253	12,579	11,205	11,583	9,266
Per Unit								
Basic	*$0.429*	*$0.426*	*$0.403*	*$0.386*	*$0.368*	*$0.356*	*$0.385*	*$0.352*
Diluted [2]	*$0.426*	*$0.423*	*$0.399*	*$0.377*	*$0.356*	*$0.346*	*$0.370*	*$0.333*
Distributable Income	27,517	25,115	22,131	13,551	12,097	10,714	11,026	8,818
Per Unit								
Basic	*$0.393*	*$0.386*	*$0.364*	*$0.367*	*$0.354*	*$0.340*	*$0.366*	*$0.335*
Diluted [2]	*$0.391*	*$0.384*	*$0.361*	*$0.357*	*$0.343*	*$0.332*	*$0.355*	*$0.303*
Adjusted funds from operations	27,890	25,483	22,660	13,101	11,182	10,237	10,854	8,491
Per Unit								
Basic	*$0.399*	*$0.391*	*$0.373*	*$0.355*	*$0.328*	*$0.325*	*$0.361*	*$0.322*
Diluted [2]	*$0.396*	*$0.389*	*$0.369*	*$0.347*	*$0.319*	*$0.318*	*$0.350*	*$0.315*
Distributions declared	25,443	23,833	*22,108*	12,662	10,881	10,115	9,508	8,252
Units Outstanding	70,474,651	69,475,220	63,312,761	38,086,645	36,704,479	33,263,171	30,335,918	30,032,655
Weighted Average Units Outstanding								
Basic	69,946,081	65,126,947	60,822,588	36,927,057	34,137,963	31,489,849	30,097,376	26,324,579
Diluted	69,946,487	65,129,787	60,854,144	37,040,833	34,260,757	31,629,541	30,287,049	26,642,380
Total Assets	2,572,844	2,564,088	2,478,239	1,244,928	1,230,198	1,014,618	934,936	930,773
Total Debt	1,455,409	1,451,435	1,464,149	737,750	743,739	600,525	599,743	551,532

[1] Diluted net income per unit is calculated using the weighted average number of units outstanding for the quarter.
[2] Diluted funds from operations, distributable income, and adjusted funds from operations per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes

Related Party
SmartCentres (formerly FirstPro) owns 27.4% (24.4% after equity issue on April 13, 2006) of the aggregate issued and outstanding Trust units and special voting units of Calloway. A July 2005 agreement preserves SmartCentres' voting rights at a minimum of 25%. The ownership would increase to 37.8% if SmartCentres exercised all remaining development and exchange agreement options. Calloway has entered into agreements with SmartCentres to borrow funds from SmartCentres and to

finance various development projects. In addition, the Trust has entered into property management, leasing, development and exchange agreements with SmartCentres.

The financial implication of these agreements is disclosed in notes 3, 4, 5, 6, 10, 11, 15, 16, 20 and 22 of the unaudited financial statements.

Subsequent Events

Calloway completed the issuance of 8,500,000 trust units for $26.60 per unit for gross proceeds of $226,100 and net proceeds of $217,056. The issuance was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities.

Calloway acquired interests in four retail centres from SmartCentres (152,404 square feet) for total consideration of approximately $38.7 million in cash. Included in the four, are two properties (50,659square feet) where Calloway exercised its option to acquire the remaining 50% interest that the Trust did not already own at a purchase price of approximately $11.1 million, pursuant to existing financing agreements.

On April 27, 2006, the Trust completed the purchase of earnouts totalling 14,756 square feet of development space from SmartCentres for $3,960. The purchase price was satisfied through the issuance of 73,660 Trust units with a value of $1,304; the issuance of 13,929 Class B Limited Partnership units with a value of $280; and the balance in cash.

The Trust has entered into two agreements to acquire two income properties (377,266 square feet) in British Columbia at a purchase price of approximately $46,283 to be paid for in cash. The expected closings are in May 2006.

Critical Accounting Estimates

In preparing the Trust's consolidated financial statements and accompanying notes, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the period. The significant items requiring estimates are impairment value of real estate assets and investments, the useful life of assets, the allocation of the purchase price to tangible and intangible assets, the determination of fair value of options granted, and the collectibility of accounts and potential litigation. Changes in these assumptions will cause actual results to differ from estimated amounts.

Accounting Policies

On January 1, 2005, the Trust prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, "Consolidation of Variable Interest Entities" (ACG-13), which provides guidance for "Subsidiaries", to those entities defined as Variable Interest Entities (VIE's).

Risks and Uncertainties

Real Property Ownership Risk

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

Real estate has a high fixed cost associated with ownership, and income lost due to declining rental rates or increased vacancies cannot easily be minimized through cost reduction. Through well-located, well-designed and professionally managed properties, management seeks to reduce this risk. Prime locations will attract high quality retailers with excellent covenants and will enable the Trust to maintain economic rents and high occupancy. By maintaining the property at the highest standard through professional management practices, management seeks to increase tenant loyalty.

Development Risk

Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed original estimates, resulting in an uneconomic return from the leasing of such developments. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Interest and Financing Risk

In the low interest rate environment that the Canadian economy has experienced in recent years, leverage has enabled the Trust to enhance its return to unit holders. A reversal of this trend, however, can significantly affect the business's ability to meet its financial obligations. In order to minimize this risk, Calloway negotiates fixed rate term debt with staggered maturities on the portfolio, and the Declaration of Trust restricts total indebtedness permitted on the portfolio.

Interest rate changes will also impact the Trust's development portfolio. Calloway has entered into development agreements that obligate the trust to acquire up to approximately 2.1 million square feet of additional income properties at a cost determined by capitalizing the rental income at pre-determined rates. The Trust will finance these acquisitions by issuing additional debt and equity. Changes in interest rates will have an impact on the return from these acquisitions and should the rate exceed the capitalization rate used, could result in a purchase being non-accretive. This risk is mitigated as management has the right not to approve the development.

Operating facilities and development loans exists that are priced at prime plus a risk premium. Changes in short-term interest rates will negatively impact the cost of funds. In addition, there is a risk that the lenders will not refinance upon maturity. By restricting the amount of variable interest rate debt the Trust has minimized the impact on financial performance.

Environmental Risk

As an owner and manager of real property, the Trust is subject to various laws relating to environmental matters. These laws impose liability for the cost of removal and remediation of certain hazardous materials released or deposited on properties owned by the Trust or on adjacent properties. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway was unable to raise additional funds then acquisition or development activities may be curtailed, asset sales accelerated and property specific financing re-negotiated.

Outlook

Subsequent to quarter end, Calloway completed the issuance of 8,500,000 Trust units for net proceeds of $217.1 million. These proceeds will be used to finance continued growth in the portfolio. Calloway's relationship with SmartCentres is expected to provide additional opportunities to acquire recently built

shopping centres. In addition, Calloway intends to grow its mezzanine-financing program, and to continue to exercise its purchase options under previous financing options. In addition, demand from tenants for additional space in Calloway's existing portfolio remains strong and is expected to provide significant further portfolio growth over the balance of 2006 and beyond. Calloway also expects to acquire properties from third parties that meet the Trust's investment criteria and provide accretive returns.

Both short and long term interest rates have increased during the first quarter of 2006 and management believes that further increases are possible. Increases in financing costs have little impact on the Trust's current operations as the average term to maturity on total debt capital is 8 years and only 2.5% is variable rate financing. However, increases in interest rates may impact the net return from future acquisitions.

Calloway's portfolio of 15.2 million square feet of newly constructed retail centres has little leasing exposure, with an average lease term of 11.1 years and tenants with strong financial covenants. In addition, with an average construction age in the portfolio of less than 5 years, capital expenditures in the foreseeable future will be minimal.

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I ***Simon Nyilassy, the President and Chief Executive Officer of Calloway Real Estate Investment Trust (the "Issuer"),*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending March 31, 2006:

2. Based on my knowledge, the interim filings do not contain any untrue statement of material act or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: May 9, 2006

Simon Nyilassy
President & Chief Executive Officer
Calloway Real Estate Investment Trust

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I ***Bart Munn, the Chief Financial Officer of Calloway Real Estate Investment Trust (the "Issuer")***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Issuer for the interim period ending March 31, 2006:

2. Based on my knowledge, the interim filings do not contain any untrue statement of material act or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: May 9, 2006

Bart Munn
Chief Financial Officer
Calloway Real Estate Investment Trust



Notice to Readers:

This Notice accompanies, and should be read in conjunction with, the Form 52-109FT2 of Simon Nyilassy, President and Chief Executive Officer dated May 9, 2006 (the "Original Certificate") filed by Calloway Real Estate Investment Trust (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate was filed in error through SEDAR and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52-109F2 of Simon Nyilassy, President and Chief Executive Officer dated July 21, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: July 21, 2006

Calloway Real Estate Investment Trust

Per: ____________________________

Simon Nyilassy, President & CEO

Notice to Readers:

This Notice accompanies, and should be read in conjunction with, the Form 52-109FT2 of Bart Munn, Chief Financial Officer dated May 9, 2006 (the "Original Certificate") filed by Calloway Real Estate Investment Trust (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate was filed in error through SEDAR and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52-109F2 of Bart Munn, Chief Financial Officer dated July 21, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: July 21, 2006

Calloway Real Estate Investment Trust

Per: ________________
Bart Munn, CFO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS - CEO

I **Simon Nyilassy**, President and Chief Executive Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 21, 2006.

Simon Nyilassy
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS - CFO

I **Bart Munn**, Chief Financial Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 21, 2006.

Bart Munn
Chief Financial Officer



Calloway Real Estate
Investment Trust

Consolidated Financial Statements
(Unaudited)
June 30, 2006

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(Unaudited) As at June 30, 2006 and December 31, 2005

(in thousands of dollars)

	June 30 2006 $	December 31 2005 $
Assets		
Real estate assets		
Income properties (note 4)		
Tangible assets	2,154,006	1,916,736
Prepaid land rent	45,809	46,483
Intangible assets	283,112	261,492
Properties under development (note 5)	149,831	155,817
Mortgages and loans receivable (note 6)	60,926	43,153
Deferred leasing costs (note 7)	1,687	1,247
	2,695,371	2,424,928
Deferred financing costs (note 8)	6,517	7,014
Prepaid expenses and deposits (note 9(a))	20,061	8,594
Amounts receivable (note 9(b))	39,127	26,694
Cash and cash equivalents	57,919	89,670
Assets held for sale (note 18)	-	7,188
	2,818,995	2,564,088
Liabilities		
Debt (note 10)	1,455,447	1,447,379
Accounts payable and accrued liabilities (note 9(c))	69,172	54,483
Liabilities related to assets held for sale (note 18)	-	4,199
	1,524,619	1,506,061
Non-controlling interests	2,202	-
Equity	1,292,174	1,058,027
	2,818,995	2,564,088

Commitments and contingencies (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited) For the period ended June 30, 2006 and 2005

(in thousands of dollars)

	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Revenues				
Rentals from income properties	71,550	34,988	143,403	66,990
Interest and other income	2,188	1,027	4,147	2,145
	73,738	36,015	147,550	69,135
Expenses				
Property operating costs	21,590	10,638	46,817	21,445
Interest (note 10(g))	18,224	10,785	36,172	20,033
Amortization (note 12)	24,056	10,670	46,453	21,620
General and administrative	1,416	464	2,532	1,070
	65,286	32,557	131,974	64,168
Income from continuing operations before Non-controlling interests	8,452	3,458	15,576	4,967
Non-controlling interests	22	-	22	-
Income from continuing operations	8,430	3,458	15,554	4,967
Income from discontinued operations (note 18)	4,761	1,157	4,886	13,428
Net income for the period	13,191	4,615	20,440	18,395
Income per unit (note 13)				
Basic				
Continuing operations	0.107	0.094	0.209	0.140
Discontinued operations	0.061	0.031	0.066	0.378
Net income	0.168	0.125	0.275	0.518
Diluted				
Continuing operations	0.107	0.093	0.209	0.139
Discontinued operations	0.061	0.031	0.066	0.377
Net income	0.168	0.124	0.275	0.516

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Equity

(Unaudited) For the period ended June 30, 2006 and 2005

(in thousands of dollars)

	Unit equity $	Equity component of convertible debentures $	Cumulative net income $	Cumulative distributions $	Total $
	(note 11)				
Equity – January 1, 2005	407,330	2,157	24,526	(42,507)	391,506
Issuance of units	64,820	-	-	-	64,820
Conversion of Convertible Debentures	19,908	(786)	-	-	19,122
Net income for the period	-	-	18,395	-	18,395
Distributions for the period	-	-	-	(23,543)	(23,543)
Equity – June 30, 2005	492,058	1,371	42,921	(66,050)	470,300
Equity – January 1, 2006	1,117,844	896	51,278	(111,991)	1,058,027
Issuance of units	256,404	-	-	-	256,404
Conversion of Convertible Debentures	12,226	(502)	-	-	11,724
Net income for the period	-	-	20,440	-	20,440
Distributions for the period	-	-	-	(54,421)	(54,421)
Equity – June 30, 2006	1,386,474	394	71,718	(166,412)	1,292,174

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited) For the period ended June 30, 2006 and 2005

(in thousands of dollars)

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income for the period	13,191	4,615	20,440	18,395
Add (deduct): Items not affecting cash				
Amortization	24,056	10,670	46,453	21,620
Amortization of deferred financing costs	301	174	629	333
Amortization of prepaid land rent	337	-	674	-
Capital lease obligation interest	12	11	23	21
Straight-line rent adjustments	(1,927)	(686)	(3,339)	(1,190)
Deferred unit compensation expense	25	-	45	-
Debenture liability accretion	6	46	22	99
Mark-to-market amortization	(1,120)	-	(2,169)	-
Amortization included in discontinued operations	-	80	-	155
Amortization of deferred financing costs included in discontinued operations	-	7	-	11
Gain on sale of income properties included in discontinued operations	(4,709)	(1,112)	(4,709)	(13,338)
Non-controlling interests	22	-	22	-
	30,194	13,805	58,091	26,106
Expenditures on deferred leasing costs	(203)	(350)	(639)	(1,104)
Changes in other non-cash operating items (note 9(d))	(5,172)	(1,321)	(11,715)	(1,411)
	24,819	12,134	45,737	23,591
Financing activities				
Proceeds from term mortgages	6,077	18,086	6,077	187,121
Mortgages and other debt repayments	(44,780)	(14,066)	(50,046)	(28,578)
Proceeds from exercise of unit options	-	300	50	1,150
Proceeds from issuance of units–net of issue costs	216,389	-	216,184	57,311
Distributions paid	(25,648)	(11,938)	(48,740)	(22,204)
Expenditures on deferred financing costs	(167)	(141)	(566)	(966)
	151,871	(7,759)	122,959	193,834
Investing activities				
Acquisitions of income properties and properties under development (note 3)	(117,345)	(9,436)	(182,119)	(249,049)
Additions to income properties	(244)	(359)	(484)	(530)
Additions to properties under development	(4,043)	(2,752)	(7,783)	(6,197)
Advances for mortgages and loans receivable	(7,359)	(9,876)	(22,574)	(24,303)
Repayments of mortgages and loans receivable	1,180	14,597	6,981	21,052
Deposits	(1,843)	900	(1,947)	1,200
Net proceeds on sale of income properties included in discontinued operations	7,479	4,980	7,479	49,988
	(122,175)	(1,946)	(200,447)	(207,839)
Increase (decrease) in cash and cash equivalents during the period	54,515	2,429	(31,751)	9,586
Cash and cash equivalents – beginning of period	3,404	14,781	89,670	7,624
Cash and cash equivalents – end of period	57,919	17,210	57,919	17,210

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of dollars)

1. Organization

Calloway Real Estate Investment Trust (the Trust) is an unincorporated open-ended mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated *December* 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004, July 7, 2005 and May 16, 2006 (the Declaration of Trust).

2. Significant accounting policy

Basis of presentation

These unaudited interim consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2005. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust's annual financial statements. They do not include all the information and disclosures required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

3. Acquisitions

Acquisitions during the six months ended June 30, 2006

a) On February 10, 2006, the Trust completed the acquisition of a 51,060 square foot retail property in Calgary, Alberta for a purchase price of $10,505. The purchase price was paid in cash, adjusted for other working capital amounts.

b) On February 20, 2006, the Trust completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11,264. The purchase price was paid in cash, adjusted for other working capital amounts.

c) On March 14, 2006, the Trust completed the acquisition of a 186,016 square foot retail property in Kitchener, Ontario for a purchase price of $28,723 paid for by assuming an existing mortgage of $14,219 and the remainder in cash, adjusted for other working capital amounts.

d) On March 16, 2006, the Trust acquired a 49.9% interest in a 50,095 square foot retail property in Hull, Quebec for a purchase price of $5,139. The purchase price was paid in cash, adjusted for other working capital amounts. This property is subject to joint control and *accordingly has been* proportionately consolidated from the date of acquisition.

e) On March 30, 2006, the Trust completed the acquisition of a 17.78-acre development property in London, Ontario for a purchase price of $11,093. The purchase price was paid in cash, adjusted for other working capital amounts.

f) On April 12, 2006, the Trust acquired a 95% controlling interest in four retail properties (152,404 square feet) from SmartCentres Group of Companies (SmartCentres) for total consideration of $39,111 in cash, adjusted for other working capital amounts. Included in the four properties, are two properties (50,659 square feet) where the Trust exercised its option to acquire the remaining 50% interest that the Trust did not already own at a purchase price of $19,837.

g) On May 24, 2006, the Trust completed the acquisition of a 201,947 square foot retail property in Penticton, B.C. for a purchase price of $30,067. The purchase price was paid in cash, adjusted for other working capital amounts.

h) On May 30, 2006, the Trust completed the acquisition of a 144,377 square foot retail property in Toronto, Ontario for a purchase price of $36,540, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing *first mortgage totalling* $17,080; the issuance of 756,525 Class B LPII Units with a value of $17,778; and the balance in cash.

(in thousands of dollars)

i) In June 2006, the Trust acquired a 44.4% joint venture interest in a 384,357 square foot retail property in Toronto, Ontario for a purchase price of $37,976, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage totalling $14,043, the issuance of 58,823 Class B LP Units with a value of $1,500, and the balance in cash. Of the 44.4% interest acquired, 5.55% of the income property was acquired from SmartCentres for a purchase price of $4,724. This property is subject to joint control and accordingly has been proportionately consolidated from the date of acquisition.

j) On June 26, 2006, the Trust completed the acquisition of a 237,949 square foot retail property in Vaughan, Ontario for a purchase price of $41,298, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage totalling $17,249 and the balance in cash.

k) Pursuant to development agreements and the exchange agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from SmartCentres and Wal-Mart Canada Realty Inc. for $34,113. In April, 2006, SmartCentres changed its name from First Pro Shopping Centres.

Consideration for the assets acquired during the six months ended June 30, 2006 is summarized as follows:

	Acquisitions $	Earnouts $	Total $
Cash	163,812	18,307	182,119
Mortgages payable			
Assumed at fair value	62,591	-	62,591
Accounts payable and accrued liabilities assumed less other assets acquired	7,424	(87)	7,337
Class B LP & LPII Units issued	19,278	3,730	23,008
Trust units issued	-	12,163	12,163
	253,105	34,113	287,218

The allocation of the purchase price of the acquisition during the six months ended June 30, 2006 to the assets acquired is summarized as follows:

	Acquisitions $	Earnouts $	Total $
Income properties			
Tangible assets			
Land (i)	58,825	204	59,029
Buildings	115,452	25,239	140,691
Tenant improvements	20,259	3,182	23,441
	194,536	28,625	223,161
Intangible assets			
In-place lease	33,302	5,088	38,390
Tenant relationships	2,962	400	3,362
Below market leases	(52)	-	(52)
	36,212	5,488	41,700
	230,748	34,113	264,861
Properties under development	22,357	-	22,357
	253,105	34,113	287,218

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $6,432.

(in thousands of dollars)

Acquisitions during the six months ended June 30, 2005

a) On March 10, 2005, the Trust completed the acquisition of a 100% interest in three retail properties and a 60% undivided interest in each of five other retail properties from the co-owners, SmartCentres and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,333 including costs of acquisition. Wal-Mart Canada Corp. operates stores in all eight centres. The purchase price was satisfied by a non-interest bearing mortgage on one of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on seven of the properties.

b) Pursuant to Development Agreements and the Exchange Agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from SmartCentres and Wal-Mart Canada Realty Inc. for $15,198.

c) The Trust completed three acquisitions from unrelated parties during the six months ended June 30, 2005 for a total purchase price of $39,289.

Consideration for the assets acquired during the six months ended June 30, 2005 is summarized as follows:

	March 10, 2005 $	Earnouts $	Other $	Total $
Cash	220,066	10,230	18,753	249,049
Mortgages payable				
Assumed at fair value	-	-	19,958	19,958
Vendor take-back	5,997	-	-	5,997
Accounts payable and accrued liabilities assumed less other assets acquired	3,270	(90)	578	3,758
Trust Units issued	-	5,058	-	5,058
	229,333	15,198	39,289	283,820

The allocations of the purchase price of the acquisitions during the six months ended June 30, 2005 to the assets acquired are summarized as follows:

	March 10, 2005 $	Earnouts $	Other $	Total $
Income properties				
Tangible assets				
Land (i)	59,687	1,552	9,303	70,542
Buildings	116,559	9,278	20,573	146,410
Tenant improvements	13,743	1,655	3,470	18,868
	189,989	12,485	33,346	235,820
Intangible assets				
In-place leases	31,570	2,519	5,450	39,539
Tenant relationships	1,777	194	493	2,464
	33,347	2,713	5,943	42,003
	223,336	15,198	39,289	277,823
Properties under development	5,997	-	-	5,997
	229,333	15,198	39,289	283,820

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $2,146.

(in thousands of dollars)

4. Income properties

Income properties consist of the following:

	June 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tangible assets						
Land	648,153	-	648,153	574,632	-	574,632
Buildings	1,427,170	49,269	1,377,901	1,261,054	32,475	1,228,579
Tenant improvements	153,232	25,441	127,791	129,354	15,979	113,375
Equipment	248	87	161	238	88	150
	2,228,803	74,797	2,154,006	1,965,278	48,542	1,916,736
Prepaid land rent	47,157	1,348	45,809	47,157	674	46,483
Intangible assets						
In-place leases	316,511	51,277	265,234	278,146	31,970	246,176
Below market leases	(1,069)	(256)	(813)	(1,017)	(195)	(822)
Tenant relationships	20,853	2,162	18,691	17,481	1,343	16,138
	336,295	53,183	283,112	294,610	33,118	261,492
Total Income properties	2,612,255	129,328	2,482,927	2,307,045	82,334	2,224,711

Land with a carrying value at June 30, 2006 of $30,885 (December 31, 2005 - $31,231) is subject to development acquisition agreements and the Exchange Agreement with SmartCentres, the original vendor of the properties. SmartCentres pays the Trust an opportunity fee ranging from 8% to 9% per annum of the aggregate undeveloped land cost as reduced from time to time upon the completion and rental of additional space that is purchased by the Trust. As the negotiated opportunity fee earned by the Trust reflects management's estimate of a fair market return for the lease of a productive asset, the fee is recognized as revenue. Pursuant to the development acquisition agreements and the Exchange Agreement, SmartCentres has assumed the responsibility for the cost of developing the land. Included in this land, subject to development acquisition agreements, is land with a carrying value of $6,697 for which SmartCentres is obligated to repurchase any land remaining undeveloped at the end of the specified development period of five years (extendable to ten years under certain circumstances). The remaining land subject to development acquisition agreements with a carrying value of $24,188 provides for a reduction, under certain circumstances at the end of the development period, of 15% of the Trust's obligations under a non-interest bearing development loan related to the land, which has a principal amount outstanding at June 30, 2006 of $3,600. Upon the completion and rental of additional space on these lands, the Trust is obligated to purchase the additional developments at a total price calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.155% to 10.0%), on the date rent becomes payable on the additional space (Gross Cost). The actual price paid to SmartCentres is the Gross Cost less the associated land cost (Net Cost). The Trust has provided a second mortgage on a specific property in the amount of $10,000 to SmartCentres as security for payment of the Net Cost.

For certain of this land, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development acquisition agreements, subject to a maximum number of units (note 11(c)). For other land, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost in Class B LP Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The Trust has also provided financing to SmartCentres to fund development costs (note 6(b)).

(in thousands of dollars)

During the three months ended June 30, 2006, the Trust acquired 1,321 square feet (three months ended June 30, 2005 – 9,304 square feet) of retail space upon completion and rental of additional space by SmartCentres at a Net Cost of $235 (three months ended June 30, 2005 - $1,518) (i.e., exclusive of the cost of land previously acquired). SmartCentres elected to receive consideration of $89 (three months ended June 30, 2005 - $590) in Trust Units (note 11(c)).

During the six months ended June 30, 2006, the Trust acquired 10,957 square feet (six months ended June 30, 2005 – 50,622 square feet) of retail space upon completion and rental of additional space by SmartCentres at a Net Cost of $1,846 (six months ended June 30, 2005 - $7, 991) (i.e., exclusive of the cost of land previously acquired). SmartCentres elected to receive consideration of $645 (six months ended June 30, 2005 - $2,500) in Trust Units (note 11(c)).

As at June 30, 2006, four income properties with a cost of $234,354 (December 31, 2005 - $234,307) and a net book value of $220,216 (December 31, 2005 - $226,589) are subject to capital leases. Three of the income properties were acquired in 2005 under the terms of 35-year leases with SmartCentres. SmartCentres has the right to terminate the leases after ten years on payment to the Trust of the market value of a 35-year leasehold interest in the properties at that time and also has the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the Trust Units and special voting units by payment to the Trust of the unamortized balance of any prepaid lease cost. The Trust prepaid its entire lease obligations of $190,017, including prepaid land rent of $47,157, under these lease agreements on July 8, 2005. There are no purchase options at the end of the lease term for these three income properties and, accordingly, the portion of the prepaid lease obligation attributable to land has been classified as prepaid land rent. Amortization of prepaid land rent is included in property operating costs in the consolidated statement of income. The fourth capital lease is described further in note 9(c).

During the three months ended June 30, 2006, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the period, totalling $nil (three months ended June 30, 2005 - $2,352), were charged to amortization expense.

During the six months ended June 30, 2006, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the period, totalling $nil (six months ended June 30, 2005 - $5,096), were charged to amortization expense.

During the three months ended June 30, 2006, the Trust completed the development and leasing of income properties on property under development not subject to development management agreements (note 5 (b)). Costs in respect of land ($1,355), building ($2,587) and tenant improvements ($185), have been reclassified from properties under development to income properties.

During the six months ended June 30, 2006, the Trust completed the development and leasing of income properties on property under development not subject to development management agreements (note 5 (b)). Costs in respect of land ($8,020), building ($25,305) and tenant improvements ($229), have been reclassified from properties under development to income properties.

5. Properties under development

Properties under development consist of the following:

	June 30 2006 $	December 31 2005 $
Properties under development subject to development management agreements (a)	45,903	56,025
Properties under development not subject to development management agreements (b)	103,928	99,792
	149,831	155,817

(in thousands of dollars)

a) Properties under development subject to development management agreements

These properties under development are subject to development management agreements with SmartCentres and Wal-Mart Canada Realty Inc. (together with the development acquisition agreements discussed in note 4, collectively referred to as the Development Agreements) and to an exchange, option and support agreement with SmartCentres and the other vendors of the properties (the Exchange Agreement). Pursuant to the development management agreements and the Exchange Agreement, the vendors assume responsibility for managing the development of the land on behalf of the Trust and are granted the right for a period of five years to earn an Earnout Fee. The Trust is obligated to pay the Earnout Fee upon the completion and rental of additional space on these properties, on the date rent becomes payable on the additional space. Gross Cost is calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.250% to 9.125%). The Earnout Fee is calculated as the Gross Cost less the associated land and development costs incurred by the Trust.

For certain of these properties under development, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development management agreements, subject to a maximum number of units (note 11(c)). For other properties under development, SmartCentres has been granted the right, at their option, to receive up to 40% of the Gross Cost in Class B LP Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The vendors have provided non-interest bearing loans for the initial land acquisition costs and interest bearing loans to finance additional costs of developments (notes 10(c) and 10(b), respectively).

During the three months ended June 30, 2006, the Trust completed 47,070 square feet (three months ended June 30, 2005 – 28,308 square feet) of retail space with a Gross Cost of $5,179 (three months ended June 30, 2005 - $3,965) plus Earnout Fees paid to the vendors of $5,412 (three months ended June 30, 2005 - $3,242). SmartCentres elected to receive $3,304 (three months ended June 30, 2005 - $2,558) in Trust Units and $1,818 (three months ended June 30, 2005 - $nil) in Class B LP Units (note 11(c)).

During the six months ended June 30, 2006, the Trust completed 156,962 square feet (six months ended June 30, 2005 – 28,308 square feet) of retail space with a Gross Cost of $17,439 (six months ended June 30, 2005 - $3,965) plus Earnout Fees paid to the vendors of $14,829 (six months ended June 30, 2005 - $3,242). SmartCentres elected to receive $11,518 (six months ended June 30, 2005 - $2,558) in Trust Units and $3,730 (six months ended June 30, 2005 - $nil) in Class B LP Units (note 11(c)).

b) Properties under development not subject to development management agreements

These properties under development are being developed directly by the Trust. Pursuant to the Exchange Agreement, SmartCentres and the other vendors are entitled to acquire Class B LP Units on the completion and rental of additional space on certain of these properties under development, subject to a maximum number of units (note 11(c)).

6. Mortgages and loans receivable

Mortgages and loans receivable consist of the following:

	June 30, 2006 $	December 31, 2005 $
Mortgages receivable (a)	53,378	36,492
Loans and notes receivable (b)	6,948	5,061
Mortgages receivable (c)	600	1,600
	60,926	43,153

(in thousands of dollars)

a) Mortgages receivable of $53,378 (December 31, 2005 - $36,492) have been provided pursuant to agreements with SmartCentres in which the Trust will lend up to $89,850 (December 31, 2005 - $54,450) for use in acquiring and developing eight (December 31, 2005 – six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.25% to 9.25% (December 31, 2005 – 7.50% to 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2011 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other SmartCentres affiliated companies have provided certain limited indemnities and guarantees.

During the three months ended June 30, 2006, $6,802 has been funded, offset by repayments of $nil. During the six months ended June 30, 2006, $21,416 has been funded, offset by repayments of $5,530.

The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula using the net operating rents and a capitalization rate based on the ten year Government of Canada rate within a specified range. Should the capitalization rate exceed the upper limit, the owner is not obligated to sell, with one exception, when the owner is obligated to sell at the upper limit. Should the capitalization rate be less than the lower limit, then the lower limit is deemed to be the capitalization rate, with one exception, where no lower limit exists. In addition, included in one of these loan agreements, is a forward purchase contract whereby, subject to due diligence, the Trust will acquire a 50% interest in an income property parcel (Wal-Mart tenancy only) from SmartCentres at a price calculated by a formula using net operating rents and a predetermined negotiated capitalization rate of 7.00%. SmartCentres has the option to put their remaining 50% interest in that same parcel to the Trust at the same 7% capitalization rate. As well, SmartCentres has the option to put certain remaining non Wal-Mart tenancy income property parcels to the Trust at a price calculated by a formula using net operating rents and capitalization rates based on the ten year Government of Canada rate with a range from 6.50% to 7.75%. The forward purchase contract closes upon completion of the construction of the income property, and the put options expire within five years of closing of the forward purchase contract.

During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,208. Two further options were exercised with the acquisitions, which closed on April 12, 2006 at a purchase price of $19,837.

b) Loans receivable at June 30, 2006 of $4,757 (December 31, 2005 - $5,061) have been provided pursuant to development acquisition agreements with SmartCentres (note 4). The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (December 31, 2005 – 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. SmartCentres has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust. During the three months ended June 30, 2006, $547 has been funded, offset by repayments of $180. During the six months ended June 30, 2006, $1,147 has been funded, offset by repayments of $1,451.

Notes receivable at June 30, 2006 of $2,191 (December 31,2005 - $nil) have been provided to SmartCentres. These secured demand notes bear interest at 9%.

c) The mortgage receivable at June 30, 2006 of $600 (December 31, 2005 - $1,600) has been provided to a company in which a trustee of the Trust is an officer and director, is secured by a second charge on a property under development, bears interest at 12% per annum and is repayable in entirety upon the earliest of the Trust purchasing the property, the property being sold to a third party and the day which is two years following the date of substantial completion of the property. The Trust has an option to purchase the property at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the property. A mortgage totalling $1,000 was repaid on June 27, 2006.

(in thousands of dollars)

Mortgages receivable, which were provided to SmartCentres, were secured by a second charge on two income properties, interest bearing at 9.00% and repayable in blended monthly instalments of $78. These mortgages receivable were repaid in full on July 8, 2005. A mortgage receivable, which was secured by a second charge on an income property, was interest bearing at 11.75% and repayable in blended monthly instalments of $3. It was repaid in full on April 5, 2005.

The estimated fair value of the mortgages and loans receivable is $61,554 based on current market rates for mortgages and loans with similar terms and risks. Mortgages and loans receivable have not been reduced to their estimated fair values because it is currently the Trust's intent to hold them to maturity.

7. Deferred leasing costs

Deferred leasing costs consist of the following:

	June 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tenant inducements	752	217	535	579	140	439
Leasing commissions and other leasing costs	1,268	116	1,152	868	60	808
	2,020	333	1,687	1,447	200	1,247

8. Deferred financing costs

Deferred financing costs consist of the following:

	June 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Deferred financing costs	8,184	1,667	6,517	8,181	1,167	7,014

For the six months ended June 30, 2006, $451 (six months ended June 30, 2005 - $nil) of unamortized deferred financing costs, relating to convertible debentures that have been converted, have been charged to equity (note 11(g)). Amortization of deferred financing cost is included in interest expense (note 10(g)).

9. Working capital

a) Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	June 30 2006 $	December 31 2005 $
Prepaid expenses and other	12,217	2,697
Deposits	3,931	1,984
Cash and units held in escrow	3,913	3,913
	20,061	8,594

(in thousands of dollars)

b) Amounts receivable

Amounts receivable consist of the following:

	June 30 2006 $	December 31 2005 $
Tenant receivables	14,570	8,554
Straight-line rent receivable	8,984	5,645
Development costs recoverable from municipality	6,916	6,916
Other	8,657	5,579
	39,127	26,694

c) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	June 30 2006 $	December 31 2005 $
Accounts payable - operations	14,715	953
Accounts payable - development	6,163	9,524
Accruals and other payables	20,373	19,401
Accrued interest payable	8,491	8,164
Prepaid rents and tenant deposits	9,188	7,572
Distributions payable	9,722	8,373
Capital lease obligation	520	496
	69,172	54,483

An income property under a 35-year capital lease with SmartCentres requires a $10,000 payment at the end of the lease in 2038 to exercise a purchase option. The capital lease obligation of $520 (December 31, 2005 - $496) is net of imputed interest at 9.18% of $9,480 (December 31, 2005 - $9,504).

d) Changes in other non-cash operating items

Changes in other non-cash operating items consist of the following:

	Three months ended June 30 2006 $	Three months ended June 30 2005 $	Six months ended June 30 2006 $	Six months ended June 30 2005 $
Prepaid expenses and deposits	(4,837)	(8,267)	(9,520)	(9,216)
Amounts receivable	(1,866)	1,216	(8,151)	(1,904)
Accounts payable and accrued liabilities	1,531	5,730	5,956	9,709
	(5,172)	(1,321)	(11,715)	(1,411)

(in thousands of dollars)

10. Debt

Debt consists of the following:

	June 30, 2006 $	December 31, 2005 $
Term mortgages (a)	1,183,638	1,139,458
Development loans		
Interest bearing (b)	18,212	34,420
Non-interest bearing (c)	43,721	50,528
Revolving Operating Facilities (d)	-	5,000
Unsecured debentures (e)	200,000	200,000
Convertible debentures (f)	9,876	22,029
	1,455,447	1,451,435
Less: Debt related to assets held for sale	-	(4,056)
	1,455,447	1,447,379

a) Term mortgages

Term mortgages bear interest at fixed rates with a weighted average interest rate of 6.06% at June 30, 2006 (December 31, 2005 - 6.06%) and mature between 2006 and 2025. The term mortgages are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages.

Principal repayment requirements for term mortgages are as follows:

	Instalment payments $	Lump sum payments at maturity $	Total $
2006 (remainder of)	13,915	-	13,915
2007	25,980	1,337	27,317
2008	27,531	-	27,531
2009	28,602	34,682	63,284
2010	29,640	24,070	53,710
Thereafter	238,388	737,711	976,099
	364,056	797,800	1,161,856
Mark-to-market adjustment			21,782
			1,183,638

b) Interest bearing development loans

Interest bearing development loans total $18,212 at June 30, 2006 (December 31, 2005 - $34,420) and are detailed as follows:

- Development loans totalling $13,452 at June 30, 2006 (December 31, 2005 - $21,021) bear a variable interest rate of prime plus 0.50% on $2,332, BA rate plus 2% on $2,293 and a fixed rate of 10% on $8,827, are secured by first and second registered mortgages over specific income properties and first general assignments of leases and insurance, and are subject to review annually.
- Development loans totalling $4,760 at June 30, 2006(December 31, 2005 - $13,399) have been provided by SmartCentres and Wal-Mart Canada Realty Inc. to finance additional costs of developments (note 5(a)). They bear variable interest rates at the bankers' acceptance rates plus 2%, are secured by first mortgages over specific income properties and income properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

(in thousands of dollars)

c) Non-interest bearing development loans
Non-interest bearing development loans have been provided by SmartCentres and Wal-Mart Canada Realty Inc. to finance initial land acquisition costs (note 5(a)). These loans were initially measured at their estimated fair value using imputed interest rates ranging from 4.03% to 4.63%, are secured by first mortgages over specific income properties and properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 and the date building construction is completed and the tenant is in occupancy and paying rent. During the three months ended June 30, 2006, imputed interest of $208 (three months ended June 30, 2005 - $236) was capitalized to property under development. During the six months ended June 30, 2006, imputed interest of $582 (six months ended June 30, 2005 - $478) was capitalized to property under development.

d) Revolving operating facilities
The revolving operating facilities bear variable interest rates based on bank prime plus nil% to 0.375% (December 31, 2005 - nil% to 0.375%) and are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by July 15, 2006 (currently under negotiation) and September 30, 2006.

	June 30, 2006 $	December 31, 2005 $
Lines of credit available	80,000	80,000
Lines of credit outstanding	-	5,000
Letters of credit outstanding	15,077	15,386

e) Unsecured debentures
On September 22, 2005, the Trust issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010 (the Unsecured Debentures) with semi-annual interest payments on September 22 and March 22 of each year. At June 30, 2006, the Unsecured Debentures are rated BBB with a stable trend by Dominion Bond Rating Services.

f) Convertible debentures
On May 14, 2004, the Trust issued $55,000 of 6.00% convertible unsecured subordinated debentures (the Convertible Debentures) due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into Trust Units at $17.00 per unit and are redeemable at the option of the Trust on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. During the three months ended June 30, 2006, $8,233 of face value of the Convertible Debentures (three months ended June 30, 2005 - $18,888) was converted into Trust Units (note 11(g)). During the six months ended June 30, 2006, $12,677 of face value of the Convertible Debentures (six months ended June 30, 2005 - $19,869) was converted into Trust Units (note 11(g)). At June 30, 2006, $9,997 of face value of the Convertible Debentures was outstanding (December 31, 2005 - $22,674).

g) Interest expense
Interest expense consists of the following:

	Three months ended June 30		Six months ended June 30	
	2006 $	2005 $	2006 $	2005 $
Interest at stated rate	20,105	10,728	40,145	19,892
Amortization of mark–to–market adjustment	(1,120)	-	(2,169)	-
Amortization of deferred financing costs	301	174	629	333
	19,286	10,902	38,605	20,225
Less: Interest capitalized to properties under *development*	(1,062)	(117)	(2,433)	(192)
Interest expense	18,224	10,785	36,172	20,033

(in thousands of dollars)

h) Fair values

The estimated fair value of debt is approximately as follows:

	June 30 2006 $	December 31 2005 $
Term mortgages	1,227,040	1,174,547
Development loans	61,933	84,948
Revolving operating facilities	-	5,000
Unsecured debentures	192,532	196,672
Convertible debentures	14,197	31,063
	1,495,702	1,492,230

11. Unit equity

The following presents the number of units issued and outstanding, and the related carrying value of unit equity, for the six months ended June 30, 2006 and June 30, 2005:

	Number of units issued and outstanding				Carrying amount			
	Trust Units	Class B LP Units	Class B LPII Units	Total	Trust Units $	Class B LP Units $	Class B LPII Units $	Total $
Balance - January 1, 2005	33,263,171	-	-	33,263,171	407,330	-	-	407,330
Units issued for cash	3,101,000	-	-	3,101,000	58,058	-	-	58,058
Development Agreement Options exercised	410,879	-	-	410,879	5,058	-	-	5,058
Unit Options exercised	115,000	-	-	115,000	1,150	-	-	1,150
Distribution Reinvestment Plan	27,834	-	-	27,834	515	-	-	515
Debentures converted	1,168,761	-	-	1,168,761	19,908	-	-	19,908
Balance – June 30, 2005	38,086,645	-	-	38,086,645	492,019	-	-	492,019
Balance - January 1, 2006	56,550,095	12,925,125	-	69,475,220	852,948	264,896	-	1,117,844
Units issued for cash (b)	8,500,000	-	-	8,500,000	216,558	-	-	216,558
Units issued for properties acquired	-	58,823	756,525	815,348	-	17,778	1,500	19,278
Development Agreement Options exercised (c)	566,976	-	-	566,976	8,573	-	-	8,573
Exchange Agreement options exercise (c)	178,642	185,589	-	364,231	3,590	3,730	-	7,320
Unit Options exercised (d)	5,000	-	-	5,000	50	-	-	50
Deferred Unit Plan (e)	-	-	-	-	294	-	-	294
Distribution Reinvestment Plan (f)	173,659	-	-	173,659	4,331	-	-	4,331
Debentures converted (g)	745,693	-	-	745,693	12,226	-	-	12,226
Balance – June 30, 2006	66,720,065	13,169,537	756,525	80,646,127	1,098,570	286,404	1,500	1,386,474

a) Authorized units

i) Trust Units

The Trust is authorized to issue an unlimited number of voting trust units (Trust Units), each of which represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net

(in thousands of dollars)

assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the Trust to redeem all or any part of their Trust Units at prices determined and payable in accordance with the conditions provided for in the Declaration of Trust. A maximum amount of $50 may be redeemed in total in any one month unless otherwise waived by the Board of Trustees.

The Trust is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the Trust. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the Trust, which is equal to the number of Trust Units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of Trust Units on exercise, conversion or cancellation of the corresponding exchangeable securities. At June 30, 2006, there were 13,926,062 (December 31, 2005 - 12,925,125) special voting units outstanding. There is no value assigned to the special voting units.

ii) Calloway Limited Partnership Units

An unlimited number of Class A LP Units, Class B LP Units and Class C LP Units may be issued by Calloway Limited Partnership(LP). Class A LP partners have five votes for each Class A LP Unit held, Class B LP partners have one vote for each Class B LP Unit held and Class C LP partners have no votes at meetings of the LP. The LP is under the control of the Trust.

The Class A LP Units are entitled to all distributable cash of the LP after the required distributions on the Class B LP Units have been paid. At June 30, 2006, there were 3,080,000 (December 31, 2005 - 3,080,000) Class A LP Units outstanding. All Class A LP Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B LP Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B LP Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B LP Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B LP Units are considered to be economically equivalent to Trust Units and, accordingly, have been presented as equity in these consolidated financial statements.

The Class C LP Units are entitled to receive 0.01% of any distributions of the LP and have nominal value assigned in the financial statements. The Class C LP Units are exchangeable at the holder's option into Class B LP Units upon the completion and rental of additional space on specific properties and payment of $20.10 per unit (the Exchange Agreement options - see note 11(c)). At June 30, 2006, there were 7,973,743 (December 31, 2005 - 8,169,333) Class C LP Units outstanding.

iii) Calloway Limited Partnership II Units

This limited partnership was formed February 6, 2006 and commenced activity on May 29, 2006.

An unlimited number of Class A LPII Units and Class B LPII Units may be issued by Calloway Limited Partnership II (LPII). Class A LPII partners have five votes for each Class A LPII Unit held, Class B LPII partners have one vote for each Class B LPII Unit held. The LPII is under the control of the Trust.

The Class A LPII Units are entitled to all distributable cash of the LPII after the required distributions on the Class B LPII Units have been paid. At June 30, 2006, there were 200,001 Class A LPII Units outstanding. The Class A LPII Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B LPII Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B LPII Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B LPII Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B LPII Units are

(in thousands of dollars)

considered to be economically equivalent to Trust Units and, accordingly, have been presented as equity in these consolidated financial statements.

b) Units issued

During the six months ended June 30, 2006, the Trust issued Trust Units for cash:

	Issued units	Issue price $	Proceeds $
April 13	8,500,000	26.60	226,100
Issue costs			(9,542)
			216,558

During the six months ended June 30, 2005, the Trust issued Trust Units for cash:

	Issued units	Issue price $	Proceeds $
March 10	3,101,000	19.35	60,004
Issue costs			(1,946)
			58,058

c) Development Agreement options and Exchange Agreement options

As part of consideration paid for certain income property acquisitions, the Trust has granted options in connection with Development Agreements and the Exchange Agreement (notes 4 and 5) with SmartCentres and other vendors. Upon completion and rental of additional space on specific properties, the holder may elect to exercise the options and receive Trust Units, in the case of the Development Agreements options, and Class B LP Units by exchanging Class C LP Units, in the case of the Exchange Agreement options. The option strike prices were based on the market price of Trust Units on the date the substantive terms were agreed upon and announced.

Date options were granted	Strike price $	Options outstanding at April 1, 2006	Options exercised during three months ended June 30, 2006	Options outstanding at June 30, 2006	Proceeds during three months ended June 30, 2006 $
Development Acquisition Agreements					
October 2003	10.00	12,688	-	12,688	-
October 2003	10.50	1,055,044	8,471	1,046,573	89
		1,067,732	8,471	1,059,261	89
Development Management Agreements					
February 2004	14.00	1,043,779	51,251	992,528	717
May 2004	15.25	36,405	21,617	14,788	330
November 2004	17.80	97,331	31,151	66,180	555
March 2005	19.60	176,044	-	176,044	-
July 2005	20.10	2,143,405	84,719	2,058,686	1,702
		3,496,964	188,738	3,308,226	3,304
		4,564,696	197,209	4,367,487	3,393
Exchange Agreement					
July 2005	20.10	8,074,222	90,479	7,983,743	1,818

(in thousands of dollars)

Date options were granted	Strike price $	Options outstanding at April 1, 2006	Options exercised during three months ended June 30, 2006	Options outstanding at June 30, 2006	Proceeds during three months ended June 30, 2006 $
Development Acquisition Agreements					
October 2003	10.00	12,688	-	12,688	-
October 2003	10.50	1,108,021	61,448	1,046,573	645
		1,120,709	61,448	1,059,261	645
Development Management Agreements					
February 2004	14.00	1,219,912	227,384	992,528	3,183
May 2004	15.25	130,514	115,726	14,788	1,765
November 2004	17.80	179,641	113,461	66,180	2,020
March 2005	19.60	225,000	48,956	176,044	960
July 2005	20.10	2,237,328	178,642	2,058,686	3,590
		3,992,395	684,169	3,308,226	11,518
		5,113,104	745,617	4,367,487	12,163
Exchange Agreement					
July 2005	20.10	8,169,333	185,590	7,983,743	3,730

d) Unit option plan

On July 7, 2003, 560,000 unit options expiring on July 7, 2008 were granted at a strike price of $10 per unit to employees and trustees. The status of the outstanding unit options as at June 30, 2006 is as follows:

	Outstanding	Vested
Balance - December 31, 2004	323,400	263,400
Vested	-	60,000
Exercised	(318,400)	(318,400)
Balance - December 31, 2005	5,000	5,000
Exercised	(5,000)	(5,000)
Balance - March 31, 2006 and June 30,2006	-	-

The Trust does not intend to issue any further options under this plan.

e) Deferred unit plan

During 2005, the Trust implemented a deferred unit plan (amended May 16, 2006). The plan entitles trustees and officers, at the participant's option, to receive deferred units in consideration for trustee fees or executive bonuses with the Trust matching the number of units received. The deferred units in respect of trustee fees or executive bonuses effectively vest immediately, and the matching deferred units vest 50% on the third anniversary and 25% on each of the fourth and fifth anniversaries, subject to provisions for earlier vesting in certain events. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units (i.e., had they instead been issued as Trust Units on the date of grant). Once vested, participants are entitled to receive an equivalent number of Trust Units for the vested deferred units and the corresponding additional deferred units.

The deferred unit plan was approved by unitholders on July 7, 2005 and the Trust granted 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was defined to be a change of control for purposes of the deferred unit plan. This resulted in the immediate vesting of all outstanding

(in thousands of dollars)

deferred units at this date and the recognition of all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses.

The status of the outstanding deferred units is as follows:

	Outstanding	Vested
Deferred units granted and vested on July 7, 2005	71,544	71,544
Deferred units granted	12,069	-
Additional deferred units earned on vested deferred units	2,326	2,326
Additional deferred units earned on unvested deferred units	46	-
Balance - December 31, 2005	85,985	73,870
Deferred units granted during period	20,677	-
Additional deferred units earned on vested units	1,116	1,116
Additional deferred units earned on unvested deferred units	496	-
Balance - March 31, 2006	108,274	74,986
Previously granted units now vested	-	16,644
Deferred units granted during period	6,511	3,256
Additional deferred units earned on vested units	1,430	1,430
Additional deferred units earned on unvested deferred units	301	-
Balance – June 30, 2006	116,516	96,316

f) **Distribution reinvestment plan**
The Trust enables holders of Trust Units to reinvest their cash distributions in additional units of the Trust at 97% of the weighted average unit price over the ten trading days prior to the distribution. The 3% bonus amount is recorded as an additional distribution and reinvestment.

g) **Convertible debentures**
During the three months ended June 30, 2006, $8,233 (three months ended June 30, 2005 - $18,888) of face value of the Convertible Debentures were converted into 484,289 (three months ended June 30, 2005 – 1,111,056) Trust Units. The face value of the Convertible Debentures, net of a discount of $326 (three months ended June 30, 2005 - $nil), plus a proportionate share of the equity component in the amount of $326 (three months ended June 30, 2005 - $747), net of applicable unamortized deferred financing costs of $293 (three months ended June 30, 2005 - $nil), was added to Trust Unit capital.

During the six months ended June 30, 2006, $12,677 (six months ended June 30, 2005 - $19,869) of face value of the Convertible Debentures were converted into 745,693 (six months ended June 30, 2005 –1,168,761) Trust Units. The face value of the Convertible Debentures, net of a discount of $502 (six months ended June 30, 2005 - $nil), plus a proportionate share of the equity component in the amount of $502 (six months ended June 30, 2005 - $786), net of applicable unamortized deferred financing costs of $451 (six months ended June 30, 2005 - $nil), was added to Trust Unit capital.

12. Amortization expense

Amortization expense consists of the following:

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Income properties				
Tangible assets	13,566	5,676	26,263	10,738
Intangible assets	10,387	4,960	20,066	10,831
Deferred leasing costs	103	34	124	51
	24,056	10,670	46,453	21,620

(in thousands of dollars)

13. Net income per unit

The following table sets forth the weighted average number of units outstanding for income per unit purposes:

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Trust Units	65,260,975	36,927,057	61,110,934	35,540,215
Class B LP Units	13,048,735	-	13,003,048	-
Class B LPII Units	274,344	-	137,930	-
Vested deferred units	75,545	-	74,998	-
Basic	78,659,599	36,927,057	74,326,910	35,540,215
Effect of dilutive securities				
Unit options	-	113,776	331	119,093
Diluted	78,659,599	37,040,833	74,327,241	35,659,308

The impact of the potential exercise of Development Agreement options and Exchange Agreement options have not been included in the calculation of the weighted average diluted number of units outstanding because the conditions necessary for their issuance were not satisfied as at June 30, 2006. The impact of the unvested deferred units and the potential conversion of the Convertible Debentures into Trust Units has not been included in the calculation of the diluted number of units outstanding, as at June 30, 2006, as it has been determined to be anti-dilutive.

14. Supplemental cash flow information

The following summarizes supplemental cash flow information and non-cash transactions:

	Three months ended June 30		Six months ended June 30	
	2006 $	2005 $	2006 $	2005 $
Interest paid	17,653	10,886	39,817	19,339
Interest received	2,139	1,048	3,763	2,140
Mortgages assumed on acquisitions	48,372	11,979	62,591	19,958
Vendor take-back mortgages obtained on acquisitions	-	5,997	-	5,997
Development Agreement options and Exchange Agreement options issued as consideration for acquisitions	24,489	3,148	35,171	5,058
Liabilities assumed on acquisitions, net of other assets	7,000	723	7,337	3,758
Units issued under the distribution Reinvestment plan	2,101	262	4,331	515
Units issued on conversion of Debentures	8,233	18,888	12,677	19,869
Mortgages assumed by purchasers on sale of income properties	4,020	5,264	4,020	28,271
Distributions payable at period-end	9,722	4,322	9,722	4,322
Liabilities at period end relating to additions to income properties and properties under development	9,108	6,213	9,108	6,213

15. Related party transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but that result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

(in thousands of dollars)

As at June 30, 2006, SmartCentres owned 8,799,619 Trust Units, 10,774,305 Class B LP Units and nil Class B LPII Units, which represent approximately 24.3% of the issued and outstanding Trust Units, Class B LP Units and Class B LPII Units, combined. SmartCentres has options to acquire approximately 4,170,152 Trust Units pursuant to Development Agreements and approximately 7,560,741 Class B LP Units pursuant to the Exchange Agreement. Pursuant to its rights under the Declaration of Trust, as at June 30, 2006, SmartCentres has nominated three trustees out of nine.

The non-controlling interests in the balance sheet represents a 5.0% equity interest by SmartCentres in four consolidated income properties.

During the quarter end June 30, 2006, an acquisition fee of $6,249 was paid to SmartCentres related to the assembly of multiple interests in a property acquired by the Trust.

In addition to related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following summarizes related party transactions and balances with SmartCentres and other related parties:

	Three months ended June 30		Six months ended June 30	
	2006 $	2005 $	2006 $	2005 $
Related party transactions and balances with SmartCentres				
Property management fees paid (included in property operating costs)	1,502	754	3,063	1,529
Development, leasing and other fees paid (capitalized to properties under development)	2,394	224	3,234	364
Acquisition fees paid (capitalized to income properties or properties under development)	6,249	-	8,205	-
Interest expense (capitalized to properties under development)	110	117	248	192
Interest income from mortgages and loans receivable	1,053	894	1,966	1,851
Opportunity fees, head lease rents and operating cost recoveries received (included in rentals from income properties)	922	448	1,891	967
Rent and operating costs paid (included in general and administration expenses)	26	-	54	-
Legal and other administration services paid included in general and administration expenses	237	-	407	-
Finance and leasing fees paid included in deferred financing costs and deferred leasing costs, respectively	27	-	101	-
Amounts receivable	7,525	174	7,525	174
Accounts payable and accrued liabilities	9,570	3,750	9,570	3,750
Other related party transactions and balances				
Legal fees paid to a legal firm in which a partner is a trustee	111	600	115	966
Consulting fees paid to a trustee for consulting services related to public offerings	-	338	-	428
Property management and leasing fees paid to a company in which trustees of the Trust are officers and a director	4	5	9	12
Interest income from mortgages receivable	46	48	94	95
Amounts receivable	12	-	12	-

(in thousands of dollars)

16. Co-ownership Interests

The following amounts, included in these consolidated financial statements, represent the Trust's proportionate share in co-ownership interests as at June 30, 2006 and as at December 31, 2005 and the statements of income and cash flows for properties for the three and six months ended June 30, 2006 and 2005:

	June 30, 2006 $	December 31, 2005 $
Balance sheets		
Assets	374,154	365,914
Liabilities	(208,351)	(215,872)
Net assets	165,803	150,042

	Three months ended June 30 2006 $	Three months ended June 30 2005 $	Six months ended June 30 2006 $	Six months ended June 30 2005 $
Statements of operations				
Revenue	9,390	5,933	18,946	9,202
Expenses	9,920	5,749	20,220	9,081
Net earnings (loss)	(530)	184	(1,274)	121

	Three months ended June 30 2006 $	Three months ended June 30 2005 $	Six months ended June 30 2006 $	Six months ended June 30 2005 $
Statements of cash flows				
Cash flows resulting from				
Operating activities	(4,492)	542	(2,594)	1,840
Financing activities	5,283	5,541	15,916	109,441
Investing activities	(2,885)	(1,554)	(13,365)	(140,110)

Management believes the assets of the co-ownerships are sufficient for the purpose of satisfying the associated obligations of the co-ownerships. The remaining interests in these co-ownerships are owned by SmartCentres (four properties) and third parties (seven properties). The Trust's interests in these co-ownerships range from 44.4% to 60%.

17. Segmented Information

The Trust owns, develops, manages and operates income properties located in Canada. In measuring performance, the Trust does not distinguish or group its operations on a geographical or any other basis and, accordingly, has a single reportable segment for disclosure purposes.

The Trust's major tenant is Wal-Mart Canada Corp., accounting for 28.6% of the Trust's June 30, 2006 rental revenue (June 30, 2005 – 33.6%).

18. Assets held for sale, assets sold and discontinued operations

During the three and six months ended June 30, 2006, the Trust completed the sale of one income property (124,678 square feet) for gross proceeds of $11,700 resulting in a gain from sale of $4,709. The purchaser assumed an existing mortgage totalling $4,020.

(in thousands of dollars)

During the three months ended June 30, 2005, the Trust completed the sale of four income properties (160,349 square feet) for gross proceeds of $10,575 resulting in a gain from sale of $1,112. During the six months ended June 30, 2005, the Trust completed the sale of six income properties (508,574 square feet) for gross proceeds of $79,825 resulting in a gain from sale of $13,338.

The following tables set forth the balance sheets associated with the income property classified as held for sale as at December 31, 2005 and the statements of income for properties sold for the three and six months ended June 30, 2006 (one income property) and 2005 (nine income properties):

	June 30, 2006	December 31, 2005
	$	$
Balance sheets		
Assets		
Income properties	-	6,523
Deferred leasing costs	-	236
Deferred financing costs	-	14
Cash	-	-
Amounts receivable	-	415
	-	7,188
Liabilities		
Term mortgages	-	4,056
Accounts payable and accrued liabilities	-	143
	-	4,199
Net investment in properties held for sale	-	2,989

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$
Statements of income				
Rentals from income properties	114	484	368	1,422
Expenses				
Property operating costs	38	221	106	785
Interest	24	138	85	392
Amortization	-	80	-	155
	62	439	191	1,332
Income before gain on sale of income properties	52	45	177	90
Gain on sale of income properties	4,709	1,112	4,709	13,338
Income from discontinued operations	4,761	1,157	4,886	13,428

19. Risk management and fair value

The Trust is exposed to certain financial risks, including changes in interest rates, the credit quality of its tenants and environmental matters. The Trust manages these risks as follows:

(in thousands of dollars)

a) **Interest rate and financing risk**
The majority of the Trust's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to changes in interest rates and financing risks. A portion of the Trust's debt is financed at variable rates. From time to time, the Trust may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount. There were no interest rate swaps or other derivative financial instruments outstanding as at December 31, 2005 and June 30, 2006.

b) **Credit risk**
Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk of credit loss by reviewing tenants convenants, ensuring its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Corp. Further risks arise in the event that borrowers default on the repayment of amounts owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of mortgages and loans receivable.

c) **Environmental risk**
As an owner of real property, the Trust is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide a range of potential liability, including potentially significant penalties, and potential liability for the costs of removal or remediation of certain hazardous substances. The presence of such substances, if any, could adversely affect the Trust's ability to sell or redevelop such real estate or to borrow using such real estate as collateral and, potentially, could also result in civil claims against the Trust. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. The Trust has operating policies to monitor and manage risk. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

20. Commitments and contingencies

The Trust has certain obligations and commitments pursuant to Development Agreements as disclosed in notes 4 and 5(a) and also has entered into various development contracts totalling $9,774. In addition, the Trust is committed to complete the acquisition of two properties under development.

The Trust has entered into agreements with SmartCentres in which the Trust will lend monies to SmartCentres as disclosed in note 6(a). The maximum amount that may be provided under the agreements totals $89,850 of which $53,378 has been provided as of June 30, 2006. In addition, a particular loan as disclosed in note 6(a) has a forward purchase contract and allows for certain put options by SmartCentres.

One of the Trust's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the Trust has an option to extend for a further ten years.

Letters of credit totalling $19,776 have been issued on behalf of the Trust by the Trust's bank as security for mortgages and for maintenance obligations to municipal authorities.

The Trust has committed to acquire from SmartCentres the remaining 50% interest in two income properties in Toronto, Ontario for a total purchase price of $99,100. SmartCentres has six months to decide whether to accept the offer. The purchase price would be satisfied by the assumption of existing mortgages with the balance in cash or a combination of cash and Trust units.

The Trust indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the Trust to the extent permitted by law.

(in thousands of dollars)

The Trust, in the normal course of operations, is subject to a variety of legal and other claims. Management and the Trust's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes the outcome of current legal and other claims filed against the Trust will not have a significant impact on the Trust's consolidated financial statements.

21. Subsequent events

On July 27, 2006, the Trust completed the purchase of Earnouts totaling 29,172 square feet of development space from SmartCentres for $7,527. The purchase price was satisfied through the issuance of 67,766 Trust Units with a value of $1,186, the issuance of 47,424 Class B LP units with a value of $953, and the balance in cash.

On July 28, 2006, the Trust completed the acquisition of 50% interests in each of two income properties (275,750 square feet) in Toronto, Ontario at a combined purchase price of approximately $99,100. The purchase price was satisfied by the assumption of existing mortgages and a promissory note from the vendor totalling $40,000 and the balance in cash.

On August 3, 2006, the Trust completed the acquisition of a 2.5-acre development property in Woodstock, Ontario for a purchase price of $1,220. The purchase price was paid in cash.

Management's Discussion and Analysis Of Results of Operations and Financial Condition
As at June 30, 2006

Management's Discussion and Analysis (the "MD&A") sets out Calloway Real Estate Investment Trust's ("Calloway" or the "Trust") strategies and provides an analysis of the financial performance for the three and six months ended June 30, 2006, significant risks facing the business, and management's outlook.

This MD&A of the results of operations and financial condition for the three and six months ended June 30, 2006 should be read in conjunction with the Trust's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2005 and 2004 and unaudited financial statements for the three months ended June 30, 2006 and March 31, 2006. The MD&A is based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The MD&A is dated August 10, 2006, which is the date of the press release announcing Calloway's results for the three months ended June 30, 2006. Disclosure contained in this document is current to that date, unless otherwise noted.

Readers are cautioned that certain terms used such as; "Funds from Operations (FFO)", "Adjusted Funds from Operations (AFFO)", "Distributable Income (DI)", "Net Operating Income (NOI)", "Book Value" and any related per unit amounts used to measure, compare and explain the operating results and financial performance of Canadian real estate entities are not recognized terms under Canadian GAAP. These terms are defined in this report and reconciled to the accompanying financial statements. Such terms do not necessarily have a standardized meaning and may not be comparable to similarly titled measures presented by the other publicly traded entities.

Certain statements in this MD&A are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this MD&A are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These forward looking statements are made as at the date of this MD&A and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

Prior period results have been reclassified to conform to the presentation adopted in the current period. Generally, these reclassifications were made to realign revenues and expenses associated with discontinued operations, as defined by Canadian GAAP.

All amounts in the MD&A are in thousands of Canadian dollars, except where otherwise stated. Per unit amounts are on a diluted basis, except where otherwise stated.

Additional information relating to Calloway, including the Trust's Annual Information Form for the year ended December 31, 2005, can be found at www.sedar.com

Business Overview and Strategic Direction

Calloway is an unincorporated "open-ended" mutual fund trust governed by the laws of the Province of Alberta. The Trust units and the convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbol "CWT.UN" and "CWT.DB", respectively.

Calloway's objectives are to provide unit holders with stable and growing tax deferred cash distributions through the acquisition, development and operation of a portfolio of well-located, well leased, primarily large format unenclosed retail centres in Canada; and to enhance the value of Calloway's assets and unit value through effective management, and long-term leasing and re-development, while still managing financing and operating costs.

As at June 30, 2006, Calloway owned 105 shopping centres and 1 industrial building, with gross leaseable area of 16.0 million square feet, located in communities across Canada. These centres are focused on providing value to the customers in those communities. Wal-Mart is the largest tenant in the Trust's portfolio and anchors 81 of Calloway's shopping centres as either a tenant under a long-term lease (59) or as an owner (22) operating a store as an integrated part of the centre (a "shadow" anchor). Calloway's centres are conveniently located close to major highways, which, along with the anchor stores, provide significant draws to the Calloway portfolio, attracting both value-oriented consumers and retailers.

Quarterly Highlights

- Acquired 1,121,000 square feet of retail space in one shopping centre and partial interests in seven additional centres for $186.4 million.
- Issued 8,500,000 Trust Units for $26.60 per unit for gross proceeds of $226.1 million and net proceeds of $216.6 million.
- Committed an additional $7.2 million to a new mezzanine loan, and advanced $6.8 million under this and other existing agreements.

- During the quarter, $17.0 million of development was completed and leased, expanding existing centres by an additional 72,655 square feet of leaseable area.

Real Estate Assets

As at June 30, 2006, real estate assets totalled $2,695.4 million, an increase of $189.4 million during the quarter. Real estate assets include income properties ($2,482.9 million), properties under development ($149.8 million), mortgage and loan receivables ($60.9 million) and deferred leasing costs ($1.7 million). The portfolio consists of 16.0 million square feet of built gross leaseable area and 3.8 million square feet of future potential gross leaseable area in 106 properties. The portfolio is located across Canada with assets in each of the ten provinces. The Trust targets major urban centres and shopping centres that are dominant in their trade area. By selecting well-located centres, Calloway attracts quality tenants at economic rental rates.

Income Properties

Income properties total $2,482.9 million, an increase of $179.3 million during the quarter.

(000's)	Three months ended June 30, 2006 $	Three months ended March 31, 2006 $	Six months ended June 30, 2006 $
Income properties – beginning of period	2,303,627	2,224,711	2,224,711
Acquisition of income properties	186,380	44,365	230,745
Development completed in existing properties [1]	16,986	56,994	73,980
Building, equipment and tenant improvement additions on existing properties	244	240	484
Increase in accumulated amortization	(24,310)	(22,683)	(46,993)
Net additions to income properties	179,300	78,916	258,216
Income properties – end of period	2,482,927	2,303,627	2,482,927

[1] Included in these amounts for the six months ended June 30, 2006 are costs of $55,107 (three months ended June 30, 2006 - $9,141, three months ended March 31, 2006 - $45,966) which were transferred from properties under development.

Acquisitions

During the quarter, the Trust acquired one retail property, a 95.0% interest in four retail properties, a 44.4% interest in another centre, and the remaining 50% interest in two other centres, adding an additional 1,121,000 square feet of rentable area. The purchase price totaled $186.4 million and was satisfied by the assumption of existing mortgages totaling $48.4 million and the balance in cash.

Development of Existing Properties

Certain income properties previously acquired by the Trust from SmartCentres (formerly FirstPro Shopping Centres) and Wal-Mart Canada Inc. included lands for future developments. Pursuant to exchange agreements and development agreements, the vendors assume responsibility for managing the developments on behalf of the Trust for additional proceeds ("Earnouts") calculated based on a pre-determined rate of return, net of land and development costs incurred by the Trust.

During the quarter, $17.0 million of development was completed. The Trust acquired 48,391 square feet of retail space for $11.2 million pursuant to earnouts. Properties under development by Calloway totalling 24,264 square feet and $4.1 million were completed and transferred. In addition, $1.7 million of land held by the Trust was transferred from properties under development.

Income properties include approximately $30.9 million related to certain properties, which are subject to development acquisition agreements with SmartCentres. These agreements provide that SmartCentres assumes responsibility for managing the development of these properties, including the cost of developing the land. The additional proceeds are calculated based on pre-determined capitalization rates ranging from 7.155% to 10%. The value of lands subject to development financing is reduced from time to time upon the completion and rental of additional space. At June 30, 2006, there was an estimated 547,000 square feet of developable area that management anticipates will be completed over the next five years at an estimated cost of approximately $61.4 million.

SmartCentres also has the right, at its option, to subscribe up to 40% of the proceeds for any new developments in Trust units at purchase prices of $10.00, $10.50 and $20.10 per unit up to 199,475 Trust units, 1,800,000 Trust units and 1,500,000 Class B LP Units, respectively. The Class B LP Units are exchangeable into Trust units on a one for one basis. The Trust provides financing to SmartCentres for the development costs of the additional developments.

SmartCentres pays the Trust a fee equal to 9% per annum, on the value of lands purchased in October 2003, and 8% per annum, on the value of certain lands purchased in July 2005. This fee earned reflects management's estimate of a fair market return for the use of a productive asset. As such, the fee is recognized as revenue.

Capital Expenditures, Tenant Inducements, and Leasing Commissions

Capital expenditures totalling $91, tenant inducements totalling $153 and leasing commissions totalling $203 were incurred during the quarter. Management expects to incur $1,600 in tenant inducements and leasing commissions for the balance of the year.

Properties Under Development

As at June 30, 2006, properties under development totalled $149.8 million compared to $148.2 million at March 31, 2006. The net increase of $1.6 million, which includes the development and leasing of seven new tenants ($4.1 million) and the completion of earnouts ($5.0 million), is as follows:

(000's)	Three Months ended June 30, 2006 $	Three months ended March 31, 2006 $	Six months ended June 30, 2006 $
Properties under Development – beginning of period	148,179	155,817	155,817
Acquisition of properties under development	-	22,357	22,357
Development costs incurred	10,793	15,971	26,764
Development completed in existing properties – costs	(9,141)	(45,966)	(55,107)
Net increase (reduction) to properties under development	1,652	(7,638)	(5,986)
Properties under development – end of period	149,831	148,179	149,831

Properties under development totalling approximately $46.0 million are subject to development management agreements with SmartCentres and Wal-Mart Canada Realty Inc., and to an exchange option and support agreement with SmartCentres and other vendors. The vendors assume responsibility for managing the development on behalf of the Trust for additional proceeds calculated based on pre-determined capitalization rates ranging from 7.25% to 9.125%. Costs during the development period are paid for by the Trust and are funded through interest bearing development loans provided by the vendors. Upon the completion of the development and the commencement of lease payments by a tenant, the additional proceeds are paid by the Trust, net of land and development costs incurred. At June 30, 2006, there was an estimated 1,432,591 square feet of developable area related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $193.2 million. SmartCentres also has the right, at its option, to subscribe for up to 40% of the proceeds in Trust units based on prices ranging from $14.00 per unit to $20.10 per unit, as well as the right to subscribe for up to 1,750,000 Class B LP Units, (which are exchangeable into Trust units on a one for one basis) at a price of $20.10 per unit.

Properties under development totalling approximately $81.0 million are subject to an exchange, option and support agreement with SmartCentres and other vendors of the properties. Pursuant to the agreement, the Trust is responsible for managing the development of the properties under development. At June 30, 2006, there is an estimated 1,462,640 square feet of developable area related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $176.5 million. The vendors are also granted the right for a period of five years to subscribe for up to 5,250,000 Class B LP Units at a price of $20.10, upon the completion and rental of additional space.

The Trust also holds developable lands totalling approximately $22.9 million that are not subject to any development, management, or exchange option and support agreements. At June 30, 2006 there is an estimated 314,669 square feet of developable area. The Trust is responsible for managing the development of these lands, and anticipates completion over the next five years at an estimated cost of approximately $25.3 million.

The following tables present the estimated future development as estimated originally when the properties were acquired and as of June 30, 2006, together with the number of units the respective vendors are entitled to acquire upon completion of such developments.

At date of acquisition

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B LP Units #
October 2003	5,620	45,777	$10.00	199,475	-
	45,980	374,561	$10.50	1,800,000	-
July 2005	41,135	393,441	$20.10	-	1,500,000
Subtotal – Income Properties	92,735	813,779	-	1,999,475	1,500,000
February 2004	61,900	479,377	$14.00	1,860,000	-
May 2004	49,370	374,938	$15.25	1,150,000	-
November 2004	18,200	206,088	$17.80	345,000	-
March 2005	16,000	177,682	$19.60	225,000	-
July 2005	156,208	704,753	$20.10	2,452,762	1,750,000
Subtotal – Properties under development subject to Development Management Agreements	301,678	1,942,838	-	6,032,762	1,750,000
July 2005	159,100	1,623,200	$20.10	47,238	5,250,000
Development properties acquired in 2006	25,733	314,669	-	-	-
Subtotal - Calloway Development Properties	184,833	1,937,869	-	47,238	5,250,000
Total	579,246	4,694,486	-	8,079,475	8,500,000

At June 30, 2006

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B LP Units #
October 2003	-	-	$10.00	12,688	-
	25,155	168,628	$10.50	1,046,573	-
July 2005	36,247	378,532	$20.10	-	1,344,451
Subtotal – Income Properties	61,402	547,160	-	1,059,261	1,344,451
February 2004	33,055	328,118	$14.00	992,528	-
May 2004	21,440	150,842	$15.25	14,788	-
November 2004	10,250	151,813	$17.80	66.180	-
March 2005	8,764	132,420	$19.60	176,044	-
July 2005	119,695	669,398	$20.10	2,011,448	1,389,292
Subtotal – Properties under development subject to *Development* Management Agreements	193,204	1,432,591	-	3,260,988	1,389,292
July 2005	153,730	1,462,640	$20.10	47,238	5,250,000
Development properties acquired in 2006	25,284	314,669	-	-	-
Subtotal - Calloway Development Properties	179,014	1.777,309	-	47,238	5,250,000
Total	433,620	3,757,060	-	4,367,487	7,983,743

[1] Adjustments to future development are increases/(decreases) to initial and previous periods' estimates, and are based on Management's estimates at June 30, 2006. Adjustments include acquisition of lands for development and site plan changes due to items such as, but not limited to: certification of areas; intensification of allowable density; tenant requirements; successful property re-zonings and parking requirements.

Mortgages and Loans Receivable

(000's)	June 30 2006 $	March 31, 2006 $	December 31, 2005 $
Mortgages receivable	53,978	48,177	38,092
Loans receivable	4,757	4,390	5,061
Notes receivable	2,191	-	-
	60,926	52,567	43,153

Mortgages Receivable

In addition to direct property acquisitions, Calloway provides mezzanine financing to developers, which includes options to acquire an interest in the related property upon substantial completion. This program provides a significant pipeline of future property acquisitions, which is particularly important in the current competitive acquisition market.

As at June 30, 2006, mortgages totalling $53.4 million, secured by first or second charges on the properties, have been advanced to SmartCentres. During the quarter, the Trust entered into an agreement with SmartCentres to lend up to $7.2 million for use in acquiring and developing a Quebec property, for a four-year term at a 7.25% interest rate. Calloway has negotiated a forward purchase of a 50% interest in an income property parcel (Wal-Mart tenancy only) from SmartCentres at a 7% capitalization rate, and SmartCentres has the option to put their remaining 50% interest in that same parcel to the Trust at a 7% capitalization rate. For the balance of the site, the Trust has an option to purchase a 50% interest and SmartCentres has an option to put the remaining 50% interest at an agreed upon formula. The Trust advanced $6.3 million against this mortgage. A further $500 was advanced against existing mortgages. The mortgages are interest only with rates that range from 7.25% to 9.25%. The mortgages mature on various dates between 2009 and 2011. The mortgages include an option entitling the Trust to acquire a 50% interest in the properties upon substantial completion at agreed upon formulas. During the quarter, the Trust exercised options on two properties, which closed on April 12, 2006.

A mortgage to another borrower, totalling $1 million, was repaid in the quarter with $600 outstanding at quarter end. This loan is secured by a second charge on a property under development, bears interest at 12% per annum, and is due the earlier of two years after substantial completion, upon the sale of the property or when the Trust exercises its option to acquire. The mortgage includes an option to purchase the property. A trustee of Calloway is an officer and director of the borrower.

Loans Receivable

Pursuant to development agreements with SmartCentres, the Trust has advanced loans to fund the cost of improvements on six of Calloway's properties. As at June 30, 2006, loans receivable totalling $4.8 million remain outstanding. The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% and are repayable upon completion and the commencement of rental payments. During the quarter, the Trust advanced $547 against four properties and received principal repayment of $180 on one property, which was repaid in full.

Notes Receivable

During the quarter, secured demand notes totalling $2.2 million were provided to SmartCentres bearing interest at 9%.

Amounts Receivable

As at June 30, 2006 amounts receivable increased to $39.1 million from $34.9 million as at March 31, 2006. This increase is primarily the result of the acquisition of income properties; the straight-line recording of step rents; and tenant receivables relating to accrued recoverable property taxes.

Debt

(000's)	June 30, 2006 $	March 31, 2006 $	December 31 , 2005 $
Term mortgages	1,183,638	1,147,494	1,139,458
Unsecured debentures	200,000	200,000	200,000
Development loans	61,933	78,638	84,948
Convertible debentures	9,876	17,777	22,029
Operating facilities	-	11,500	5,000
Subtotal	1,455,447	1,455,409	1,451,435
Less: debt related to assets held for sale	-	(4,034)	(4,056)
Total	1,455,447	1,451,375	1,447,379

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value (excluding convertible debentures) and 65% including convertible debentures. Gross book value is defined as total assets plus accumulated amortization of income properties. Total

indebtedness (excluding convertible debentures) as a percentage of gross book value was 49.0% as at June 30, 2006 (March 31, 2006 – 53.7%). Total debt (including convertible debentures) as a percentage of gross book value was 49.4% as at June 30, 2006 (March 31, 2006 – 54.4%). The decline is the result of additional equity raised in April 2006. Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Term Mortgages

As at June 30, 2006 term mortgages increased to $1,183.6 million from $1,147.5 million as at March 31, 2006, an increase of $36.1 million. This increase is primarily the result of the assumption of mortgages on acquisition ($48.4 million), new mortgages ($6.1 million) and a mark-to-market adjustment ($2.2 million); offset by the sale of one property ($4.0 million), repayment of maturing debt ($11.6 million) and principal repayments. The term mortgages payable bear interest at a weighted average contractual interest rate of 6.06% (March 31, 2006 – 6.07%) and mature between 2006 and 2025. Including mark-to-market adjustments, the effective weighted average interest rate on term mortgages is 5.95% (March 31, 2006 – 5.97%). The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.0 years. Future principal payments as a percentage of term mortgages are as follows:

Term Facilities	Payments of Principal $	Debt Maturing During Year $	Total $	Total %
2006 (remainder)	13,915	-	13,915	1.2
2007	25,980	1,337	27,317	2.4
2008	27,531	-	27,531	2.4
2009	28,602	34,682	63,284	5.4
2010	29,640	24,070	53,710	4.6
2011	30,372	60,055	90,427	7.8
2012	29,432	33,828	63,260	5.4
2013	26,747	115,126	141,873	12.2
2014	25,128	80,522	105,650	9.1
2015	24,069	82,324	106,393	9.2
Thereafter	102,640	365,856	468,496	40.3
TOTAL	364,056	797,800	1,161,856	100.0
Mark-to-market adjustment			21,782	
			1,183,638	

Unsecured Debentures

As at June 30, 2006 the Trust has, issued and outstanding, $200 million of 4.51% Series "A" unsecured debentures, with interest payable semi-annually on September 22 and March 22, due September 22, 2010. The debentures are rated "BBB" with a stable trend by Dominion Bond Rating Services.

Development Loans

Development loans totalling $61.9 million (March 31, 2006 - $78.6 million) are outstanding as at June 30, 2006 of which $18.2 million (March 31, 2006 - $33.4 million) are interest bearing and $43.7 million (March 31, 2006 - $45.3 million) are non-interest bearing.

Interest bearing loans

Pursuant to purchase and sale agreements, the vendor, FirstPro/WM Partnership, agreed to finance the costs associated with the construction and lease up of undeveloped lands for certain assets. Development loans totalling $4.8 million have been advanced from FirstPro/WM Partnership under the agreements. These loans bear variable interest rates at bankers' acceptance rate ("B/A") plus 2% and are secured by first mortgages over specific income properties and properties under development, and general assignment of leases; and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Calloway has also borrowed from third party lenders to finance construction and leasing costs of various other properties. Development loans totalling $13.5 million bear a variable interest rate of prime plus 0.50% on $2.3 million in loans, BA rate plus 2.0% on $2.3 million in loans and a fixed rate of 10.0% on the remaining $8.9 million. These loans are secured by first and second mortgages registered on income properties, and a general assignment of leases. The $8.9 million loan was repaid subsequent to June 30, 2006.

Non-Interest bearing loans

FirstPro/WM Partnership has provided $43.7 million in non-interest bearing loans to finance certain land acquisition costs. An imputed annual cost has been calculated at rates ranging from 4.03% to 4.63% and the loans are secured by first mortgages over specific income properties and development properties and a general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Convertible Debentures
On May 14, 2004, Calloway issued $55 million of 6.0% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible at the holder's option into trust units at $17.00 per unit. The units are redeemable at the option of Calloway in cash or units on or after June 28, 2010. During the quarter, debenture holders have elected to convert $8.2 million (three months ended March 31, 2006 - $4.4 million) into trust units. As at June 30, 2006, convertible debentures outstanding totalled $9.9 million ($10.0 million at face value).

Unitholders' Equity

(000's)	Three Months ended June 30, 2006 $	Three months ended March 31, 2006 $	Six months ended June 30, 2006 $	Year ended December 31, 2005 $
Unitholders' equity – beginning of period	1,057,028	1,058,027	1,058,027	391,506
Issuance of units	243,318	13,086	256,404	669,182
Conversion of debentures, net of financing cost	7,615	4,109	11,724	29,396
Fair value of options issued	-	-	-	10,675
Net income for the period	13,191	7,249	20,440	26,752
Distributions for the period	(28,978)	(25,443)	(54,421)	(69,484)
Unitholders' equity – *end of period*	1,292,174	1,057,028	1,292,174	1,058,027

As at June 30, 2006, unitholders' equity totalled $1,292.2 million (March 31, 2006 - $1,057.0 million), including $394 pertaining to the allocation of the equity component of convertible debentures. As at June 30, 2006, paid in capital totalled $1,386.5 million and units outstanding, including Class B LP Units and Class B LPII Units of subsidiary partnerships, totalled 80,646,127. During the second quarter, the Trust issued 9,265,650 Trust Units and 905,826 Class B LP and Class B LPII Units.

During the second quarter, holders of $8.2 million of face value of the Convertible Debentures elected to convert and received 484,289 trust units. The Trust's capital was increased $7.9 million as a result of these conversions.

Development and Exchange agreement options that enable SmartCentres to acquire units at pre-determined prices were exercised during the quarter, resulting in 197,209 Trust Units and 90,479 Class B LP Units being issued. The proceeds from units totalled $3.4 million and $1.8 million respectively, which are included in issuance of units.

Distributions by the Trust totalled $29 million during the second quarter of 2006 (March 31, 2006 - $25.4 million) or $0.3625 per unit (March 31, 2006 - $0.3625 per unit). The Trust paid $25.6 million in cash during the second quarter and the balance by issuing 84,151 units under the distribution re-investment plan.

Capital Resources
As at June 30, 2006, the Trust believes it has sufficient capital resources to meet its future commitments. The details of its capital resources are as follows:

(000's)	$
Cash and cash equivalents	57,919
Unused operating facilities	64,923
Total capital resources at June 30, 2006	122,842

The debt to gross book value as defined in the Trust deed at June 30, 2006 is 49.4%. If the Trust utilized its unused operating facility and increased its debt to gross book value to 57.5% (the mid-point of the Trust's target range of 55% to 60%) it could raise an additional $522.6 million. Short-term fluctuations in working capital are funded through pre-established operating lines.

The Trust has entered an agreement to increase its operating facilities to $190.0 million through a new unsecured $150.0 million acquisition facility scheduled to close in August, and an existing $40.0 million operating facility secured by specific assets. An existing second secured operating line will be cancelled.

Results of Operations
The real estate portfolio has grown substantially through acquisitions and earnouts during the course of the past twelve months. As a result, there are substantial increases in operating activity components when comparing operating results for three and six-month periods ended June 30, 2006 to June 30, 2005. The first quarter 2006 results have therefore also been included to provide a more meaningful comparison to current operations.

Revenues in the second quarter of 2006 totalled $73.7 million, virtually unchanged from first quarter and a $37.7 million increase from second quarter 2005. Increased base rent of $2.6 million for the quarter was offset by decreased expense recoveries as a result of lower operating expenses. The lower operating expenses reflect season fluctuations for snow removal and other services. Rentals from income properties totalling $71.6 million account for 97.0% of revenues and are diversified by geographic location and tenant.


Gross Revenue by Province
Prince Edward Island 0.90%
Newfoundland 3.85%
Nova Scotia 2.02%
British Columbia 11.87%
New Brunswick 1.48%
Alberta 6.87%
Saskatchewan 3.46%
Quebec 15.24%
Manitoba 5.34%
Ontario 48.97%

Based on June 2006 revenues

Wal-Mart is the Trust's largest tenant, representing 28.6% of total revenues, followed by the Reitmans Group at 3.7%. The five largest tenants account for 43.0% of portfolio revenue as follows:

Tenants	% of Revenues
Wal-Mart	28.6%
Reitmans Group of Companies	3.7%
Hudsons Bay Group of Companies	3.6%
Best Buy / Future Shop	3.6%
Mark's Work Wearhouse	3.5%

Net Operating Income

Net operating income ("NOI") from continuing operations, defined as income from rental properties less operating expenses, increased 7.3% to $50.0 million from $46.6 million in the previous quarter, and increased 105.2% from $24.4 million in the same quarter in 2005.

(000's)	Three months ended June 30 $	Three months ended March 31 $	Six months ended June 30 $
Same property	23,457	23,409	46,866
2006 acquisitions	1,925	193	2,118
2005 acquisitions	19,317	18,920	38,237
Earnouts	3,334	2,692	6,026
NOI before adjustments	48,033	45,214	93,247
Straight lining of rents	1,927	1,412	3,339
Net operating income – 2006	49,960	46,626	96,586
Net operating income – 2005	24,350	21,196	45,546

The $2.8 million increase in NOI before adjustments over the previous quarter is primarily due to income from space acquired under the terms of earnouts from SmartCentres ($642) and acquisitions made in 2005 and 2006 ($2.1 million). Compared to the same period in 2005, the increase in NOI of $25.6 million was primarily due to acquisitions ($21.1 million) and earnouts from SmartCentres ($3.3 million) in 2005 and 2006.

Lease Expiries

As at June 30, 2006, the portfolio has a vacancy rate of 1.1% or 181,669 square feet. Forward commitments of approximately 21,000 square feet of leased tenancies have been executed, and will take possession and open in the existing vacant space during the next few quarters. Only 11.6% of leases are expiring over the next five years with 183,732 square feet, or 1.15% of space, expiring for the balance of 2006.

Year of Expiry	Area	%
2006 (remainder)	183,732	1.15%
2007	289,524	1.81%
2008	362,340	2.26%
2009	386,043	2.41%
2010	630,489	3.93%
Beyond	13,999,733	87.32%
Vacant	181,669	1.13%
TOTAL	16,033,530	100.00%

Interest

(000's)	Three months ended June 30 $	Three months ended March 31 $	Six months ended June 30 $
Interest at contract rate	20,105	20,040	40,145
Mark to market adjustment	(1,120)	(1,049)	(2,169)
Amortization of deferred financing costs	301	328	629
	19,286	19,319	38,605
Less: capitalized interest	(1,062)	(1,371)	(2,433)
Interest expense - 2006	18,224	17,948	36,172
Interest expense - 2005	10,785	9,249	20,033

Interest costs incurred during the second quarter of 2006 totalled $19.3 million, net of the $1.1 million mark-to-market adjustment. Interest capitalized to properties under development totalled $1.1 million and the balance of $18.2 million was expensed. In the first quarter 2006, interest costs totalled $19.3 million and $1.4 million was capitalized to properties under development. Capitalized interest decreased from the previous quarter due to the completion of development of certain income properties. The weighted average interest rate of total debt capital, including the adjustment for mark to market amortization, is 5.60% (March 31, 2006 – 5.6%). Compared to the same period in 2005, the increase in second quarter interest of $7.4 million was primarily due to additional debt incurred due to acquisitions and earnouts in 2005 and 2006.

Amortization

(000's)	Three months ended June 30 $	Three months ended March 31 $	Six months ended June 30 $
Income properties			
-tangible assets	13,566	12,697	26,263
-intangible assets	10,387	9,679	20,066
Deferred leasing costs	103	21	124
Amortization expense - 2006	24,056	22,397	46,453
Amortization expense - 2005	10,670	10,949	21,620

Amortization of $24.1 million for the second quarter 2006 has increased $1.7 million from the first quarter of 2006. This increase is due to the acquisition of eight income properties, earnouts, and the transfer of completed tenant units from development to income producing. Compared to the same period in 2005, the increase in amortization of $13.4 million was primarily due to acquisitions and earnouts in 2005 and 2006.

General and Administrative

(000's)	Three months ended June 30 $	Three months ended March 31 $	Six months ended June 30 $
Salaries and benefits	712	307	1,019
Public company costs	197	294	491
Professional fees	213	296	509
Rent and occupancy	99	92	191
Other	195	127	322
General and administrative expense - 2006	1,416	1,116	2,532
General and administrative expense - 2005	464	606	1,070

General and administrative expenses increased $300 from the previous quarter mainly due to reversal in the first quarter of 2005 year end over-accrual of bonuses, and the accrual of 2006 bonuses during the second quarter, offset by lower professional fees and public company costs in the second quarter. Compared to the same period in 2005, the increase in general and administrative expenses of $952 was primarily due to the overall growth of the Trust.

Income from Discontinued Operations

Income from discontinued operations totalled $4.8 million in the second quarter of 2006 compared to $125 in the prior quarter, due to the sale of one income property for proceeds of $11.7 million resulting in a gain on sale of $4.7 million.

For the quarter ended June 30, 2006, cash provided from operating activities was $351, and from investing activities $7.6 million; offset by cash used in financing activities of $14.

Other Measures of Performance (in 000's)	Three Months ended June 30, 2006 $	Three Months ended March 31, 2006 $
Net income from continuing operations	8,430	7,124
Discontinued operations		
Net income from discontinued operations	52	125
Gain from sale of real estate assets	4,709	-
	4,761	125
Net income	13,191	7,249
Add (deduct)		
Gain from sale of real estate assets	(4,709)	-
Amortization of income properties		
- tangible components	13,566	12,697
- intangible components	10,387	9,679
- deferred leasing costs	103	21
Amortization of prepaid land rent	337	336
Funds from operations	32,875	29,982
Per unit - basic/diluted (1)	$0.418/$0.416	$0.429/$0.426
Payout ratio	87.1%	85.2%
Funds from operations	32,875	29,982
Amortization of income properties		
- mark-to-market mortgage interest	(1,120)	(1,049)
- deferred leasing costs	(103)	(21)
Debenture liability accretion	6	16
Straight lining of rents	(1,927)	(1,412)
Distributable income	29,731	27,516
Per unit – basic/diluted (1)	$0.378/$0.377	$0.393/$0.391
Payout ratio	96.2%	92.7%
Distributable income	29,731	27,516
Add: mark-to-market mortgage interest	1,120	1,049
Less: Capital expenditures (2)	(91)	(147)
Less: TI's and LC's	(356)	(529)
Adjusted funds from operations	30,404	27,889
Per unit - basic/diluted (1)	$0.387/$0.385	$0.399/$0.396
Payout ratio	94.1%	91.5%
Distributions declared per unit	$0.3625	$0.3625

(1) Diluted FFO, DI and AFFO per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes. To calculate diluted FFO, DI and AFFO per unit for the three months ended June 30 and March 31, 2006, convertible debenture interest of $191 and $314 are added back to net income, and 759,881 and 1,253,680 units are added back to the weighted average units outstanding, respectively.

(2) *All of the* $91 in capital expenditures in the 3 months to June 30 (and approximately $147 in the 3 months to March 31) relate to continuing operations.

(3) All of the $356 (March 31- $529) in tenant inducement and leasing costs relates to *continuing operations*.

	Three Months ended June 30		Six Months ended June 30	
	2006	2005	2006	2005
(in 000's)	$	$	$	$
Net Income	13,191	4,615	20,440	18,395
Funds from operations	32,875	14,253	62,857	26,832
Per unit – basic	$0.418	$0.386	$0.846	$0.755
Per unit – diluted	$0.416	$0.377	$0.837	$0.697
Payout ratio	87.1%	90.2%	86.6%	93.9%
Distributable income	29,731	13,551	57,247	25,648
Per unit – basic	$0.378	$0.367	$0.770	$0.722
Per unit – diluted	$0.377	$0.357	$0.767	$0.703
Payout ratio	96.2%	95.2%	94.6%	93.2%
Adjusted funds from operations	30,404	13,101	58,293	24,283
Per unit – basic	$0.387	$0.355	$0.784	$0.683
Per unit –diluted	$0.385	$0.347	$0.781	$0.667
Payout ratio	94.1%	98.0%	92.9%	98.1%
Distributions declared per unit	$0.3625	$0.340	$0.725	$0.655

Distributable Income

Distributable income has historically been used by Calloway as an indicator of financial performance in the REIT industry. The calculation of DI is not comparable from REIT to REIT and the differences in methodology can be significant. DI for the three-month period ended June 30, 2006 totalled $29.7 million (March 31, 2006 - $27.5 million) and the payout ratio totalled 96.2% (March 31, 2006 – 92.7%).

Funds From Operations

While FFO is not defined by GAAP, it is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of Real Property Association of Canada (RealPac), the industry association to which most public REIT's and real estate operating companies belong. FFO for the period totalled $32.9 million.

Adjusted Funds From Operations

Since FFO does not consider capital transactions, adjusted funds from operations is presented herein as an alternative measure of determining available cash flow. AFFO is not defined by GAAP. Calloway also calculates AFFO in accordance with the recommendations of RealPac. AFFO for the three-month period ended June 30, 2006 totalled $30.4 million (first quarter 2006 - $27.9 million) and the payout ratio was 94.1% (March 31, 2006 – 91.5%). Calloway targets a payout ratio of 95.0% of AFFO.

Quarterly Information

Revenue from continuing operations has increased significantly over the past eight quarters because of the large number of acquisitions and earnout transactions including: the acquisition of 6 income properties in November 2004; the acquisition of interests in 8 income properties on March 10, 2005; the acquisition of 45 income properties on July 8, 2005; the acquisition of 8 income properties and interests in 11 more in 2006 and the completion of a substantial number of earnouts during the fourth quarter 2005 and the first two quarters of 2006.

Net income from continuing operations has also grown over the past eight quarters for the reasons stated above. However, for the quarter ended December 31, 2004 and the quarter ended March 31, 2005, the net income from continuing operations decreased because of the write-off of the unamortized balance of intangibles for vacated tenant space. For the quarter ended September 30, 2005 the net income from continuing operations decreased as a result of the office relocation transition costs of approximately $2.9 million.

In addition, there were gains on sales of income properties as follows: March 31, 2005 - $12,226; June 30, 2005 - $1,112; and December 31, 2005 - $921 and June 30, 2006 - $4,709.

Quarterly Information

($000's except per unit and unit *amounts)*	30-Jun 2006	31-Mar 2006	31-Dec 2005	30–Sep 2005	30-Jun 2005	31-Mar 2005	31-Dec 2004	30-Sep 2004
Revenues	73,738	73,812	67,935	64,072	36,015	33,123	27,860	26,005
Net income from continuing operations	8,430	7,124	4,584	2,579	3,458	1,509	1,307	3,964
Per unit								
Basic	$0.107	$0.102	$0.070	$0.042	$0.094	$0.044	$0.042	$0.132
Diluted (1)	$0.107	$0.102	$0.070	$0.042	$0.093	$0.044	$0.041	$0.131
Net income	13,191	7,249	5,588	2,769	4,615	13,780	1,983	4,602
Per unit								
Basic	$0.168	$0.104	$0.086	$0.046	$0.125	$0.404	$0.063	$0.153
Diluted (1)	$0.168	$0.104	$0.086	$0.046	$0.124	$0.402	$0.063	$0.152
Funds from operations	32,875	29,982	27,719	24,484	14,253	12,579	11,205	11,583
Per unit								
Basic	$0.418	$0.429	$0.426	$0.403	$0.386	$0.368	$0.356	$0.385
Diluted (2)	$0.416	$0.426	$0.423	$0.399	$0.377	$0.356	$0.346	$0.370
Distributable income	29,731	27,516	25,115	22,131	13,551	12,097	10,714	11,026
Per unit								
Basic	$0.378	$0.393	$0.386	$0.364	$0.367	$0.354	$0.340	$0.366
Diluted (2)	$0.377	$0.391	$0.384	$0.361	$0.357	$0.343	$0.332	$0.355
Adjusted funds from operations	30,404	27,889	25,483	22,660	13,101	11,182	10,237	10,854
Per unit								
Basic	$0.387	$0.399	$0.391	$0.373	$0.355	$0.328	$0.325	$0.361
Diluted (2)	$0.385	$0.396	$0.389	$0.369	$0.347	$0.319	$0.318	$0.350
Distributions declared	28,978	25,443	23,833	22,108	12,662	10,881	10,115	9,508
Units outstanding	80,646,127	70,474,651	69,475,220	63,312,761	38,086,645	36,704,479	33,263,171	30,335,918
Weighted average units outstanding								
Basic	78,659,599	69,946,081	65,126,947	60,822,588	36,927,057	34,137,963	31,489,849	30,097,376
Diluted	78,659,599	69,946,487	65,129,787	60,854,144	37,040,833	34,260,757	31,629,541	30,287,049
Total assets	2,818,995	2,571,825	2,564,088	2,478,239	1,244,928	1,230,198	1,014,618	934,936
Total debt	1,455,447	1,455,409	1,451,435	1,464,149	737,750	743,739	600,525	599,743

(1) Diluted net income per unit is calculated using the weighted average number of units outstanding for the quarter.
(2) Diluted funds from operations, distributable income, and adjusted funds from operations per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes.

Related Party
SmartCentres owns 24.3% of the aggregate issued and outstanding Trust units and special voting units of Calloway. A July 2005 agreement preserves SmartCentres' voting rights at a minimum of 25.0%. The ownership would increase to 33.7% if SmartCentres exercised all remaining development and exchange agreement options. Calloway has entered into agreements with SmartCentres to borrow funds from SmartCentres and to finance various development projects. In addition, the Trust has entered into property management, leasing, development and exchange agreements, and co-ownership agreements, with SmartCentres.

During the second quarter, an acquisition fee of $6,249 was paid to SmartCentres related to the assembly of multiple interests in a property acquired by the Trust.

The financial implication of these agreements is *disclosed in notes* 3, 4, 5, 6, 10, 11, 15, 16, 20 and 21 of the unaudited financial statements for the quarter ended June 30, 2006.

Subsequent Events

On July 27, 2006, the Trust completed the purchase of earnouts totalling 29,172 square feet of development space from SmartCentres for $7.5 million. The purchase price was satisfied through the issuance of 67,766 Trust units with a value of $1.2 million; the issuance of 47,424 Class B LP units with a value of $1.0 million; and the balance in cash.

On July 28, 2006 the Trust purchased a 50.0% interest in two income properties in Toronto and Mississauga, ON, for a purchase price of $99.1 million, satisfied by the assumption of mortgages for $35.7 million, and the balance in cash. The Trust has committed to acquire from SmartCentres the remaining 50.0% interest in the two income properties for a total purchase price of $99.1 million. SmartCentres has six months to decide whether to accept the offer. The purchase price would be satisfied by the assumption of existing mortgages with the balance in cash or a combination of cash and Trust units.

On August 4, 2006 the Canadian Securities Administrators issued Notice 52-306. The notice provides that the reconciliation of distributable income should start with cash flow from operating activities. In response to this notice, the Trust is reviewing its methodology for reconciling distributable income and will make such changes to its presentation of distributable income in future filings, as the Trustees consider appropriate, to comply with this notice.

Critical Accounting Estimates

In preparing the Trust's *consolidated financial* statements and accompanying notes, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets *and liabilities, and the* reported amounts of revenue and expenses during the period. The significant items requiring estimates are impairment value of real estate assets and investments, the useful life of assets, the allocation of the purchase price to tangible and intangible assets, the determination of fair value of options granted, and the collectibility of accounts and potential litigation. Changes in these assumptions will cause actual results to differ from estimated amounts.

Accounting Policies

On January 1, 2005, the Trust prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, "Consolidation of Variable Interest Entities" (ACG-13), which provides guidance for "Subsidiaries", to those entities defined as Variable Interest Entities (VIE's).

Risks and Uncertainties

Real Property Ownership Risk

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

Real estate has a high fixed cost associated with ownership, and income lost due to declining rental rates or increased vacancies cannot easily be minimized through cost reduction. Through well-located, well-designed and professionally managed properties, management seeks to reduce this risk. Prime locations will attract high quality retailers with excellent covenants and will enable the Trust to maintain economic rents and high occupancy. By maintaining the property at the highest standard through professional management practices, management seeks to increase tenant loyalty.

Development Risk

Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed original estimates, resulting in an uneconomic return from the leasing of such developments. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Interest and Financing Risk

In the low interest rate environment that the Canadian economy has experienced in recent years, leverage has enabled the Trust to enhance its return to unit holders. A reversal of this trend, however, can significantly affect the business's ability to meet its financial obligations. In order to minimize this risk, Calloway negotiates fixed rate term debt with staggered maturities on the portfolio, and matches average lease maturity to average debt maturity. In addition, the Declaration of Trust restricts total indebtedness permitted on the portfolio.

Interest rate changes will also impact the Trust's development portfolio. Calloway has entered into development agreements that obligate the trust to acquire up to approximately 2 million square feet of additional income properties at a cost determined by capitalizing the rental income at pre-determined rates. The Trust will finance these acquisitions by issuing additional debt and equity. Changes in interest rates will have an impact on the return from these acquisitions and should the rate exceed the capitalization rate used, could result in a purchase being non-accretive. This risk is mitigated as management has the right not to approve the development.

Operating facilities and development loans exists that are priced at a risk premium over short-term rates. Changes in short-term interest rates will impact the cost of funds. In addition, there is a risk that the lenders will not refinance upon maturity. By restricting the amount of variable interest rate debt and the short-term debt the Trust has minimized the impact on financial performance.

Environmental Risk

As an owner and manager of real property, the Trust is subject to various laws relating to environmental matters. These laws impose liability for the cost of removal and remediation of certain hazardous materials released or deposited on properties owned by the Trust or on adjacent properties. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. The Trust has operating policies to monitor and manage risk. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway was unable to raise additional funds then acquisition or development activities may be curtailed, asset sales accelerated and property specific financing re-negotiated.

Outlook

Management believes the Canadian real estate market will continue to perform well in the foreseeable future. Demand from tenants for additional space remains strong and will ensure continuation of high occupancy as well as provide further growth opportunities for the portfolio.

Both short and long-term interest rates have increased during the second quarter of 2006 and management believes that further increases are possible despite the recent pull back in long-term rates. Increases in financing costs have little impact on the Trust's current operations as the average term to maturity on total debt capital is 8.2 years and only 0.6% is variable rate financing. However, increases in interest rates may impact the net return from future acquisitions.

Calloway's portfolio of 16.0 million square feet of newly constructed retail centres has little leasing exposure, with an average lease term of 10.8 years and tenants with strong financial covenants. In addition, with an average construction age in the portfolio of less than 5 years, capital expenditures in the foreseeable future will be minimal.

Capital remains plentiful for real estate. Due to aggressive pricing, the Trust will be selective when proceeding with transactions. It is expected that SmartCentres will continue to provide additional acquisition opportunities.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS - CEO

I **Simon Nyilassy**, President and Chief Executive Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006

Simon Nyilassy
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS - CFO

I **Bart Munn**, Chief Financial Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006

Bart Munn
Chief Financial Officer

Calloway Real Estate
Investment Trust

Consolidated Financial Statements
(Unaudited)
September 30, 2006

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

(Unaudited) As at September 30, 2006 and December 31, 2005

(in thousands of dollars)

	September 30 2006 $	December 31 2005 $
Assets		
Real estate assets		
Income properties (note 4)		
Tangible assets	2,259,983	1,916,736
Prepaid land rent	45,472	46,483
Intangible assets	303,335	261,492
Properties under development (note 5)	166,440	155,817
Mortgages and loans receivable (note 6)	63,737	43,153
Deferred leasing costs (note 7)	1,688	1,247
	2,840,655	2,424,928
Deferred financing costs (note 8)	7,160	7,014
Prepaid expenses and deposits (note 9(a))	22,731	8,594
Amounts receivable (note 9(b))	37,987	26,694
Cash and cash equivalents	26,273	89,670
Assets held for sale (note 19)	-	7,188
	2,934,806	2,564,088
Liabilities		
Debt (note 10)	1,585,394	1,447,379
Accounts payable and accrued liabilities (note 9(c))	68,702	54,483
Liabilities related to assets held for sale (note 19)	-	4,199
	1,654,096	1,506,061
Non-controlling interests	2,202	-
Equity	1,278,508	1,058,027
	2,934,806	2,564,088

Commitments and contingencies (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Income

(Unaudited) For the periods ended September 30, 2006 and 2005

(in thousands of dollars), except for per unit amounts

	Three months ended September 30		Nine months ended September 30	
	2006 **$**	**2005** **$**	**2006** **$**	**2005** **$**
Revenues				
Rentals from income properties (note 12)	75,069	62,945	218,472	129,939
Interest and other income	1,674	1,128	5,821	3,274
	76,743	64,073	224,293	133,213
Expenses				
Property operating costs	22,798	18,455	69,615	39,902
Interest (note 10(h))	19,536	18,354	55,708	38,378
Amortization (note 13)	25,349	21,378	71,802	42,996
General and administrative	1,615	3,302	4,147	4,372
	69,298	61,489	201,272	125,648
Income from continuing operations before non-controlling interests	7,445	2,584	23,021	7,565
Non-controlling interests	21	-	43	-
Income from continuing operations	7,424	2,584	22,978	7,565
Income from discontinued operations (note 19)	3	185	4,889	13,599
Net income for the period	7,427	2,769	27,867	21,164
Income per unit (note 14)				
Basic				
Continuing operations	0.092	0.043	0.300	0.172
Discontinued operations	-	0.003	0.064	0.309
Net income	0.092	0.046	0.364	0.481
Diluted				
Continuing operations	0.092	0.043	0.300	0.171
Discontinued operations	-	0.003	0.064	0.308
Net income	0.092	0.046	0.364	0.479

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Equity

(Unaudited) For the periods ended September 30, 2006 and 2005

(in thousands of dollars)

	Unit equity $	Equity component of convertible debentures $	Cumulative net income $	Cumulative distributions $	Total $
	(note 11)				
Equity – January 1, 2005	407,330	2,157	24,526	(42,507)	391,506
Issuance of units	554,820	-	-	-	554,820
Conversion of Convertible Debentures	28,572	(1,129)	-	-	27,443
Net income for the period	-	-	21,164	-	21,164
Distributions for the period	-	-	-	(45,651)	(45,651)
Equity – September 30, 2005	990,722	1,028	45,690	(88,158)	949,282
Equity – January 1, 2006	1,117,844	896	51,278	(111,991)	1,058,027
Issuance of units	263,493	-	-	-	263,493
Conversion of Convertible Debentures	13,820	(566)	-	-	13,254
Net income for the period	-	-	27,867	-	27,867
Distributions for the period	-	-	-	(84,133)	(84,133)
Equity – September 30, 2006	1,395,157	330	79,145	(196,124)	1,278,508

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

(Unaudited) For the period ended September 30, 2006

(in thousands of dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2006	2005	2006	2005
Cash provided by (used in)	$	$	$	$
Operating activities				
Net income for the period	7,427	2,769	27,867	21,164
Add (deduct): Items not affecting cash				
Amortization	25,349	21,378	71,802	42,996
Amortization of deferred financing costs	315	295	944	629
Amortization of prepaid land rent	337	337	1,011	337
Capital lease obligation interest	13	11	36	32
Straight-line rent adjustments	(1,457)	(1,312)	(4,796)	(2,562)
Deferred unit compensation expense	30	858	75	858
Debenture liability accretion	2	25	24	124
Mark-to-market amortization	(1,090)	(1,033)	(3,259)	(1,033)
Amortization included in discontinued operations	-	-	-	155
Amortization of deferred financing costs included in discontinued operations	-	3	-	14
Gain on sale of income properties included in discontinued operations	-	-	(4,709)	(13,338)
Non-controlling interests	21	-	43	-
	30,947	23,331	89,038	49,376
Expenditures on deferred leasing costs	(71)	(309)	(710)	(1,413)
Changes in other non-cash operating items (note 9(d))	(7,075)	(3,480)	(18,790)	(3,735)
	23,801	19,542	69,538	44,228
Financing activities				
Proceeds from term mortgages and acquisition facility loan	93,000	381,804	99,077	568,925
Mortgages and other debt repayments	(4,560)	(244,426)	(54,606)	(272,900)
Proceeds from issuance of debentures	-	200,000	-	200,000
Proceeds from exercise of unit options	-	2,034	50	3,184
Proceeds from issuance of units–net of issue costs	(43)	218,069	216,131	275,380
Distributions paid	(27,233)	(17,764)	(75,974)	(39,968)
Expenditures on deferred financing costs	(1,013)	(1,878)	(1,579)	(2,843)
	60,151	537,839	183,099	731,778
Investing activities				
Acquisitions of income properties and properties under development (note 3)	(110,314)	(520,173)	(292,433)	(769,222)
Additions to income properties	(1,074)	(504)	(1,558)	(1,034)
Additions to properties under development	(2,091)	(21,744)	(9,874)	(27,941)
Advances of mortgages and loans receivable	(2,811)	(3,699)	(25,374)	(28,002)
Repayments of mortgages and loans receivable	-	5,071	6,981	26,123
Deposits	692	(1,988)	(1,255)	(1,988)
Net proceeds on sale of income properties included in discontinued operations	-	-	7,479	49,988
	(115,598)	(543,037)	(316,034)	(752,076)
Increase (decrease) in cash and cash equivalents during the period	(31,646)	14,344	(63,397)	23,930
Cash and cash equivalents – beginning of period	57,919	17,210	89,670	7,624
Cash and cash equivalents – end of period	26,273	31,554	26,273	31,554

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of dollars), except for per unit amounts

1. Organization

Calloway Real Estate Investment Trust (the Trust) is an unincorporated open-ended mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004, July 7, 2005 and May 16, 2006 (the Declaration of Trust).

2. Significant accounting policy

Basis of presentation

These unaudited interim consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the year ended December 31, 2005. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust's annual financial statements. They do not include all the information and disclosures required by Canadian generally accepted accounting principles applicable for annual financial statements and, therefore, they should be read in conjunction with the annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

3. Acquisitions

Acquisitions during the nine months ended September 30, 2006

a) On February 10, 2006, the Trust completed the acquisition of a 51,060 square foot retail property in Calgary, Alberta for a purchase price of $10,505. The purchase price was paid in cash, adjusted for other working capital amounts.

b) On February 20, 2006, the Trust completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11,264. The purchase price was paid in cash, adjusted for other working capital amounts.

c) On March 14, 2006, the Trust completed the acquisition of a 186,016 square foot retail property in Kitchener, Ontario for a purchase price of $30,112 paid for by assuming an existing mortgage of $14,219 and the remainder in cash, adjusted for other working capital amounts.

d) On March 16, 2006, the Trust acquired a 49.9% interest in a 50,095 square foot retail property in Hull, Quebec for a purchase price of $5,139. The purchase price was paid in cash, adjusted for other working capital amounts. This property is subject to joint control and accordingly has been proportionately consolidated from the date of acquisition.

e) On March 30, 2006, the Trust completed the acquisition of a 17.78-acre development property in London, Ontario for a purchase price of $11,093. The purchase price was paid in cash, adjusted for other working capital amounts.

f) On April 12, 2006, the Trust acquired a 95% controlling interest in four retail properties (152,404 square feet) from SmartCentres Group of Companies (SmartCentres) for total consideration of $39,111 in cash, adjusted for other working capital amounts. Included in the four properties, are two properties (50,659 square feet) where the Trust exercised its option to acquire the remaining 50% interest that the Trust did not already own at a purchase price of $19,837.

g) On May 24, 2006, the Trust completed the acquisition of a 201,947 square foot retail property in Penticton, B.C. for a purchase price of $30,067. The purchase price was paid in cash, adjusted for other working capital amounts.

h) On May 30, 2006, the Trust completed the acquisition of a 144,377 square foot retail property in Toronto, Ontario for a purchase price of $36,540, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage totalling $17,080; the issuance of 756,525 Class B LPII Units with a value of $17,778; and the balance in cash.

(in thousands of dollars), except for per unit amounts

i) In June 2006, the Trust acquired a 44.4% joint venture interest in a 384,357 square foot income property in Toronto, Ontario for a purchase price of $37,976, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage *totalling* $14,043, the issuance of 58,823 Class B LP Units with a value of $1,500, and the balance in cash. Of the 44.4% interest acquired, 5.55% of the income property was acquired from SmartCentres for a purchase price of $4,724. This property is subject to joint control and accordingly has been proportionately consolidated from the date of acquisition.

j) On June 26, 2006, the Trust completed the acquisition of a 237,949 square foot retail property in Vaughan, Ontario for a purchase price of $41,298, adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage totalling $17,249 and the balance in cash.

k) On July 28, 2006, the Trust completed the acquisition of 50% joint venture interests in each of two income properties (275,750 square feet) in Toronto, Ontario at a combined purchase price of $102,577(includes property under development component of $13,308), adjusted for other working capital amounts. The purchase price was satisfied by the assumption of an existing first mortgage and a construction loan totalling $35,711 and the balance in cash. These properties are subject to joint control and accordingly have been proportionately consolidated from the date of acquisition.

l) On August 3, 2006, the Trust completed the acquisition of a 2.5-acre development property in Woodstock, Ontario for a purchase price of $1,237, adjusted for other working capital amounts. The purchase price was paid in cash, adjusted for other working capital amounts.

m) On September 22, 2006 the Trust completed the acquisition of a 257,840 square foot retail property in Montreal, Quebec for a purchase price of $38,345, adjusted for other working capital amounts. The purchase price was paid in cash.

n) Pursuant to development agreements and the exchange agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from SmartCentres and Wal-Mart Canada Realty Inc. for $47,855. In April 2006, SmartCentres changed its name from First Pro Shopping Centres.

(in thousands of dollars), except for per unit amounts

Consideration for the assets acquired during the nine months ended September 30, 2006 is summarized as follows:

	Acquisitions $	Earnouts $	Total $
Cash	265,573	26,860	292,433
Mortgages payable			
Assumed at fair value	98,302	-	98,302
Accounts payable and accrued liabilities assumed less other assets acquired	12,111	196	12,307
Class B LP & LPII Units issued	19,278	5,268	24,546
Trust units issued	-	15,531	15,531
	395,264	47,855	443,119

The allocation of the purchase price of the acquisitions during the nine months ended September 30, 2006 to the assets acquired is summarized as follows:

	Acquisitions $	Earnouts $	Total $
Income properties			
Tangible assets			
Land (i)	85,147	416	85,563
Buildings	173,648	34,572	208,220
Tenant improvements	34,914	4,837	39,751
	293,709	39,825	333,534
Intangible assets			
In-place lease	60,316	7,454	67,770
Below market leases	(52)	-	(52)
Tenant relationships	4,389	576	4,965
	64,653	8,030	72,683
	358,362	47,855	406,217
Properties under development	36,902	-	36,902
	395,264	47,855	443,119

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $9,656.

(in thousands of dollars), except for per unit amounts

Acquisitions during the nine months ended September 30, 2005

a) On March 10, 2005, the Trust completed the acquisition of a 100% interest in three retail properties and a 60% undivided interest in each of five other retail properties from the co-owners, SmartCentres and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,333 including costs of acquisition. Wal-Mart Canada Corp. operates stores in all eight centres. The purchase price was satisfied by a non-interest bearing mortgage on one of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on seven of the properties.

b) On July 8, 2005, the Trust completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from SmartCentres, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by SmartCentres in seven properties where the Trust already owned the other co-ownership interest in these properties, effectively giving the Trust a 100% ownership interest in these properties. The purchase price of the properties was $1,168,703 including costs of acquisition. Of this purchase price, approximately $190,017 relates to three properties in which the Trust acquired leasehold interests and prepaid its entire lease obligation. The purchase price was satisfied by the assumption of existing mortgages, non-interest bearing mortgages provided by the vendors, the issuance of 12,594,458 Class B LP Units to SmartCentres and the other vendors, the issuance of Development Agreement options and Exchange Agreement options to SmartCentres and other vendors, the assumption of accounts payable and accrued liabilities, and the remainder in cash obtained from new mortgages and unsecured bridge loan financing. The Class B LP Units were valued at a price of $19.85 per unit, which was approximately the fair market value of the Trust Units on the date the substantive terms of the acquisition were agreed upon and announced. Development Agreement and Exchange Agreement options were valued at their estimated combined fair market value of $10,675 based on a Black-Scholes calculation using the following assumption: average volatility of 17.8% on the underlying Trust Units; an exercise price of $20.10 per unit; a risk free interest rate of 1.605%; a weighted average expected life of two years; and an expected distribution rate on the Trust Units of 6.76%.

c) Pursuant to Development Agreements and the Exchange Agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from SmartCentres and Wal-Mart Canada Realty Inc. for $36,218.

d) The Trust completed three acquisitions from unrelated parties during the nine months ended September 30, 2005 for a total purchase price of $39,289.

Consideration for the assets acquired during the nine months ended September 30, 2005 is summarized as follows:

	July 8, 2005 $	March 10, 2005 $	Earnouts $	Other $	Total $
Cash	506,526	220,066	23,877	18,753	769,222
Mortgages payable					
Assumed at fair value	365,249	-	-	19,958	385,207
Vendor take-back	33,091	5,997	-	-	39,088
Accounts payable and accrued liabilities assumed less other assets acquired	3,162	3,270	32	578	7,042
Class B LP Units issued	250,000	-	3,127	-	253,127
Trust Units issued	-	-	9,182	-	9,182
Development Agreement options and Exchange Agreement Options	10,675	-	-	-	10,675
	1,168,703	229,333	36,218	39,289	1,473,543

(in thousands of dollars), except for per unit amounts

The allocations of the purchase price of the acquisitions during the nine months ended September 30, 2005 to the assets acquired are summarized as follows:

	July 8, 2005 $	March 10, 2005 $	Earnouts $	Other $	Total $
Income properties					
Tangible assets					
Land (i)	255,404	59,687	1,324	9,303	325,718
Buildings	569,484	116,559	24,521	20,573	731,137
Tenant improvements	59,666	13,743	3,880	3,470	80,759
	884,554	189,989	29,725	33,346	1,137,614
Prepaid land rent	47,157	-	-	-	47,157
Intangible assets					
In-place leases	133,551	31,570	6,027	5,450	176,598
Tenant relationships	9,002	1,777	466	493	11,738
	142,553	33,347	6,493	5,943	188,336
	1,074,264	223,336	36,218	39,289	1,373,107
Properties under development	90,526	5,997	-	-	96,523
Cash units held in escrow	3,913	-	-	-	3,913
	1,168,703	229,333	36,218	39,289	1,473,543

(i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $7,222.

4. Income properties

Income properties consist of the following:

	September 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tangible assets						
Land	679,680	-	679,680	574,632	-	574,632
Buildings	1,498,631	58,600	1,440,031	1,261,054	32,475	1,228,579
Tenant improvements	170,679	30,628	140,051	129,354	15,979	113,375
Equipment	327	106	221	238	88	150
	2,349,317	89,334	2,259,983	1,965,278	48,542	1,916,736
Prepaid land rent	47,156	1,684	45,472	47,157	674	46,483
Intangible assets						
In-place leases	345,891	61,645	284,246	278,146	31,970	246,176
Below market leases	(1,069)	(286)	(783)	(1,017)	(195)	(822)
Tenant relationships	22,454	2,582	19,872	17,481	1,343	16,138
	367,276	63,941	303,335	294,610	33,118	261,492
Total Income properties	2,763,749	154,959	2,608,790	2,307,045	82,334	2,224,711

Land with a carrying value at September 30, 2006 of $30,849 (December 31, 2005 - $31,231) is subject to development acquisition agreements and the Exchange Agreement with SmartCentres, the original vendor of the properties. SmartCentres pays the Trust an opportunity fee ranging from 8% to 9% per annum of the aggregate undeveloped land cost as reduced from time to time upon the completion and rental of additional space that is

(in thousands of dollars), except for per unit amounts

purchased by the Trust. As the negotiated opportunity fee earned by the Trust reflects management's estimate of a fair market return for the lease of a productive asset, the fee is recognized as revenue. Pursuant to the development acquisition agreements and the Exchange Agreement, SmartCentres has assumed the responsibility for the cost of developing the land. Included in this land, subject to development acquisition agreements, is land with a carrying value of $6,661 for which SmartCentres is obligated to repurchase any land remaining undeveloped at the end of the specified development period of five years (extendable to ten years under certain circumstances). The remaining land subject to development acquisition agreements with a carrying value of $24,188 provides for a reduction, under certain circumstances at the end of the development period, of 15% of the Trust's obligations under a non-interest bearing development loan related to the land, which has a principal amount outstanding at September 30, 2006 of $3,600. Upon the completion and rental of additional space on these lands, the Trust is obligated to purchase the additional developments at a total price calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.155% to 10.0%), on the date rent becomes payable on the additional space (Gross Cost). The actual price paid to SmartCentres is the Gross Cost less the associated land cost (Net Cost). The Trust has provided a second mortgage on a specific property in the amount of $10,000 to SmartCentres as security for payment of the Net Cost.

For certain of this land, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development acquisition agreements, subject to a maximum number of units (note 11(c)). For other land, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost in Class B LP Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The Trust has also provided financing to SmartCentres to fund development costs (note 6(b)).

During the three months ended September 30, 2006, the Trust acquired nil square feet (three months ended September 30, 2005 – 78,037 square feet) of retail space upon completion and rental of additional space by SmartCentres at a net cost of $120 (three months ended September 30, 2005 - $11,532) (i.e., exclusive of the cost of land previously acquired). SmartCentres elected to receive consideration of $48 (three months ended September 30, 2005 - $1,476) in Trust Units and $nil (three months ended September 30, 2005 - $3,127) in Class B LP Units (note 11(c)).

During the nine months ended September 30, 2006, the Trust acquired 10,957 square feet (nine months ended September 30, 2005 – 128,659 square feet) of retail space upon completion and rental of additional space by SmartCentres at a net cost of $1,966 (nine months ended September 30, 2005 - $19,523) (i.e., exclusive of the cost of land previously acquired). SmartCentres elected to receive consideration of $693 (nine months ended September 30, 2005 - $3,976) in Trust Units and $nil (nine months ended September 30, 2005 - $3,127) in Class B LP Units (note 11(c)).

As at September 30, 2006, four income properties with a cost of $234,354 (December 31, 2005 - $234,307) and a net book value of $217,577 (December 31, 2005 - $226,589) are subject to capital leases. Three of the income properties were acquired in 2005 under the terms of 35-year leases with SmartCentres. SmartCentres has the right to terminate the leases after ten years on payment to the Trust of the market value of a 35-year leasehold interest in the properties at that time and also has the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the Trust Units and special voting units by payment to the Trust of the unamortized balance of any prepaid lease cost. The Trust prepaid its entire lease obligations of $190,017, including prepaid land rent of $47,156, under these lease agreements on July 8, 2005. There are no purchase options at the end of the lease term for these three income properties and, accordingly, the portion of the prepaid lease obligation attributable to land has been classified as prepaid land rent. Amortization of prepaid land rent is included in property operating costs in the consolidated statement of income. The fourth capital lease is described further in note 9(c).

During the three months ended September 30, 2006, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the period, totalling $nil (three months ended September 30, 2005 - $nil), were charged to amortization expense.

(in thousands of dollars), except for per unit amounts

During the nine months ended September 30, 2006, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the period, totalling $nil (nine months ended September 30, 2005 - $3,939), were charged to amortization expense.

During the three months ended September 30, 2006, the Trust completed the development and leasing of income properties on property under development not subject to development management agreements (note 5 (b)). Costs in respect of land ($1,667), building ($3,632) and tenant improvements ($406), have been reclassified from properties under development to income properties.

During the nine months ended September 30, 2006, the Trust completed the development and leasing of income properties on property under development not subject to development management agreements (note 5 (b)). Costs in respect of land ($9,687), building ($28,937) and tenant improvements ($635), have been reclassified from properties under development to income properties.

5. Properties under development

Properties under development consist of the following:

	September 30 2006 $	December 31 2005 $
Properties under development subject to development management agreements (a)	40,968	56,025
Properties under development not subject to development management agreements (b)	125,472	99,792
	166,440	155,817

a) Properties under development subject to development management agreements

These properties under development are subject to development management agreements with SmartCentres and Wal-Mart Canada Realty Inc. (together with the development acquisition agreements discussed in note 4, collectively referred to as the Development Agreements) and to an exchange, option and support agreement with SmartCentres and the other vendors of the properties (the Exchange Agreement). Pursuant to the development management agreements and the Exchange Agreement, the vendors assume responsibility for managing the development of the land on behalf of the Trust and are granted the right for a period of five years to earn an Earnout Fee. The Trust is obligated to pay the Earnout Fee upon the completion and rental of additional space on these properties, on the date rent becomes payable on the additional space. Gross Cost is calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.250% to 9.125%). The Earnout Fee is calculated as the Gross Cost less the associated land and development costs incurred by the Trust.

For certain of these properties under development, SmartCentres has been granted the right, at its option, to receive up to 40% of the Gross Cost plus Earnout Fees in Trust Units for developments completed pursuant to the development management agreements, subject to a maximum number of units (note 11(c)). For other properties under development, SmartCentres has been granted the right, at their option, to receive up to 40% of the Gross Cost in Class B LP Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The vendors have provided non-interest bearing loans for the initial land acquisition costs and interest bearing loans to finance additional costs of developments (notes 10(c) and 10(b), respectively).

During the three months ended September 30, 2006, the Trust completed 74,779 square feet (three months ended September 30, 2005 – 58,019 square feet) of retail space with a Gross Cost of $5,090 (three months ended September 30, 2005 - $6,012) plus Earnout Fees paid to the vendors of $8,531 (three months ended September 30, 2005 - $3,476). SmartCentres elected to receive $3,320 (three months ended September 30, 2005 - $2,648) in Trust Units and $1,538 (three months ended September 30, 2005 - $nil) in Class B LP Units (note 11(c)).

During the nine months ended September 30 2006, the Trust completed 231,741 square feet (nine months ended

(in thousands of dollars), except for per unit amounts

September 30, 2005 – 86,327 square feet) of retail space with a Gross Cost of $22,529 (nine months ended September 30, 2005 - $9,977) plus Earnout Fees paid to the vendors of $23,360 (nine months ended September 30, 2005 - $6,718). SmartCentres elected to receive $14,838 (nine months ended September 30, 2005 - $5,206) in Trust Units and $5,268 (nine months ended September 30, 2005 - $nil) in Class B LP Units (note 11(c)).

b) **Properties under development not subject to development management agreements**
These properties under development are being developed directly by the Trust. Pursuant to the Exchange Agreement, SmartCentres and the other vendors are entitled to acquire Class B LP Units on the completion and rental of additional space on certain of these properties under development, subject to a maximum number of units (note 11(c)).

6. Mortgages and loans receivable

Mortgages and loans receivable consist of the following:

	September 30, 2006 $	December 31, 2005 $
Mortgages receivable (a)	54,643	36,492
Loans and notes receivable (b)	8,494	5,061
Mortgages receivable (c)	600	1,600
	63,737	43,153

a) Mortgages receivable of $54,643 (December 31, 2005 - $36,492) have been provided pursuant to agreements with SmartCentres in which the Trust will lend up to $89,850 (December 31, 2005 - $54,450) for use in acquiring and developing eight (December 31, 2005 – six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.25% to 9.25% (December 31, 2005 – 7.50% to 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2011 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other SmartCentres affiliated companies have provided certain limited indemnities and guarantees.

During the three months ended September 30, 2006, $1,265 has been funded, offset by repayments of $nil. During the nine months ended September 30, 2006, $22,681 has been funded, offset by repayments of $4,530.

The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula using the net operating rents and a capitalization rate based on the ten year Government of Canada rate within a specified range. Should the capitalization rate exceed the upper limit, the owner is not obligated to sell, with one exception, when the owner is obligated to sell at the upper limit. Should the capitalization rate be less than the lower limit, then the lower limit is deemed to be the capitalization rate, with one exception, where no lower limit exists. In addition, included in one of these loan agreements, is a forward purchase contract whereby, subject to due diligence, the Trust will acquire a 50% interest in an income property parcel (Wal-Mart tenancy only) from SmartCentres at a price calculated by a formula using net operating rents and a predetermined negotiated capitalization rate of 7.00%. SmartCentres has the option to put their remaining 50% interest in that same parcel to the Trust at the same 7.00% capitalization rate. As well, SmartCentres has the option to put certain remaining non Wal-Mart tenancy income property parcels to the Trust at a price calculated by a formula using net operating rents and capitalization rates based on the ten year Government of Canada rate with a range from 6.50% to 7.75%. The forward purchase contract closes upon completion of the construction of the income property, and the put options expire within five years of closing of the forward purchase contract.

During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,208. Two further options were exercised with the acquisitions, which closed on April 12, 2006 at a purchase price of $19,837.

b) Loans receivable at September 30, 2006 of $6,303 (December 31, 2005 - $5,061) have been provided pursuant to development acquisition agreements with SmartCentres (note 4). The loans bear interest at rates that approximate

(in thousands of dollars), except for per unit amounts

the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (December 31, 2005 – 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. SmartCentres has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust. During the three months ended September 30, 2006, $1,547 has been funded, offset by repayments of $nil. During the nine months ended September 30, 2006, $2,694 has been funded, offset by repayments of $1,451.

Notes receivable at September 30, 2006 of $2,191 (December 31,2005 - $nil) have been provided to SmartCentres. These secured demand notes bear interest at 9%.

c) The mortgage receivable at September 30, 2006 of $600 (December 31, 2005 - $1,600) has been provided to a company in which a trustee of the Trust is an officer and director, is secured by a second charge on a property under development, bears interest at 12% per annum and is repayable in entirety upon the earliest of the Trust purchasing the property, the property being sold to a third party and the day which is two years following the date of substantial completion of the property. The Trust has an option to purchase the property at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the property. A mortgage totalling $1,000 was repaid on June 27, 2006.

Mortgages receivable, which were provided to SmartCentres, were secured by a second charge on two income properties, interest bearing at 9.00% and repayable in blended monthly instalments of $78. These mortgages receivable were repaid in full on July 8, 2005. A mortgage receivable, which was secured by a second charge on an income property, was interest bearing at 11.75% and repayable in blended monthly instalments of $3. It was repaid in full on April 5, 2005.

The estimated fair value of the mortgages, loans and notes receivable is $64,550 based on current market rates for mortgages and loans with similar terms and risks. Mortgages and loans receivable have not been adjusted to their estimated fair values because it is currently the Trust's intent to hold them to maturity.

7. Deferred leasing costs

Deferred leasing costs consist of the following:

	September 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tenant inducements	780	246	534	579	140	439
Leasing commissions and other leasing costs	1,320	166	1,154	868	60	808
	2,100	412	1,688	1,447	200	1,247

8. Deferred financing costs

Deferred financing costs consist of the following:

	September 30, 2006			December 31, 2005		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Deferred financing costs	9,134	1,974	7,160	8,181	1,167	7,014

(in thousands of dollars), except for per unit amounts

For the nine months ended September 30, 2006, $503 (nine months ended September 30, 2005 - $1,085) of unamortized deferred financing costs, *relating to convertible debentures* that have been converted, have been charged to equity (note 11(g)). Amortization of deferred financing cost is included in interest expense (note 10(h)).

9. Working capital

a) Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	September 30 2006 $	December 31 2005 $
Prepaid expenses and other	15,579	2,697
Deposits	3,239	1,984
Cash and units held in escrow	3,913	3,913
	22,731	8,594

b) Amounts receivable

Amounts receivable consist of the following:

	September 30 2006 $	December 31 2005 $
Tenant receivables	14,126	8,554
Straight-line rent receivable	10,441	5,645
Development costs recoverable from municipality	6,916	6,916
Other	6,504	5,579
	37,987	26,694

c) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	September 30 2006 $	December 31 2005 $
Accounts payable - operations	1,905	953
Accounts payable - development	10,334	9,524
Accruals and other payables	29,687	19,401
Accrued interest payable	7,078	8,164
Prepaid rents and tenant deposits	9,050	7,572
Distributions payable	10,116	8,373
Capital lease obligation	532	496
	68,702	54,483

An income property under a 35-year capital lease with SmartCentres requires a $10,000 payment at the end of the lease in 2038 to exercise a purchase option. The capital lease obligation of $532 (December 31, 2005 - $496) is net of imputed interest at 9.18% of $9,468 (December 31, 2005 - $9,504).

(in thousands of dollars), except for per unit amounts

d) Changes in other non-cash operating items

Changes in other non-cash operating items consist of the following:

	Three months ended September 30 2006 $	Three months ended September 30 2005 $	Nine months ended September 30 2006 $	Nine months ended September 30 2005 $
Prepaid expenses and deposits	(3,362)	(10,503)	(12,882)	(18,519)
Amounts receivable	2,108	(16,116)	(6,043)	(18,064)
Accounts payable and accrued liabilities	(5,821)	23,139	135	32,848
	(7,075)	(3,480)	(18,790)	(3,735)

10. Debt

Debt consists of the following:

	September 30, 2006 $	December 31, 2005 $
Term mortgages (a)	1,234,976	1,139,458
Development loans		
Interest bearing (b)	20,652	34,420
Non-interest bearing (c)	42,935	50,528
Revolving Acquisition Facility (d)	63,000	-
Revolving Operating Facilities (e)	15,535	5,000
Unsecured debentures (f)	200,000	200,000
Convertible debentures (g)	8,296	22,029
	1,585,394	1,451,435
Less: Debt related to assets held for sale	-	(4,056)
	1,585,394	1,447,379

a) Term mortgages

Term mortgages bear interest at fixed rates with a weighted average interest rate of 6.06% at September 30, 2006 (December 31, 2005 - 6.06%) and mature between 2007 and 2025. The term mortgages are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages.

Principal repayment requirements for term mortgages are as follows:

	Instalment payments $	Lump sum payments at maturity $	Total $
2006 (remainder of)	8,067	-	8,067
2007	27,309	1,336	28,645
2008	28,944	-	28,944
2009	30,105	34,682	64,787
2010	31,238	24,070	55,308
Thereafter	252,217	774,082	1,026,299
	377,880	834,170	1,212,050
Mark-to-market adjustment			22,926
			1,234,976

(in thousands of dollars), except for per unit amounts

b) Interest bearing development loans

Interest bearing development loans total $20,652 at September 30, 2006 (December 31, 2005 - $34,420) and are detailed as follows:

- Development loans totalling $15,398 at September 30, 2006 (December 31, 2005 - $21,021) bear a variable interest rate of prime plus 0.75% to 3.00% on $12,072 and BA rate plus 2% on $3,326, are secured by first and second registered mortgages over specific income properties and first general assignments of leases and insurance, and are subject to review annually.
- Development loans totalling $5,254 at September 30, 2006 (December 31, 2005 - $13,399) have been provided by SmartCentres and Wal-Mart Canada Realty Inc. to finance additional costs of developments (note 5(a)). They bear variable interest rates at the bankers' acceptance rates plus 2%, are secured by first mortgages over specific income properties and income properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

c) Non-interest bearing development loans

Non-interest bearing development loans have been provided by SmartCentres and Wal-Mart Canada Realty Inc. to finance initial land acquisition costs (note 5(a)). These loans were initially measured at their estimated fair value using imputed interest rates ranging from 4.03% to 4.63%, are secured by first mortgages over specific income properties and properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 and the date building construction is completed and the tenant is in occupancy and paying rent. During the three months ended September 30, 2006, imputed interest of $58 (three months ended September 30, 2005 - $440) was capitalized to property under development. During the nine months ended September 30, 2006, imputed interest of $640 (nine months ended September 30, 2005 - $918) was capitalized to property under development.

d) Revolving acquisition facility

The revolving acquisition facility, with an available credit limit of $118,000, of which $63,000 is outstanding, bears interest at a variable rate based on the 30 day BA rate plus 1.5%, is secured by a first charges over specific income properties, a first general assignment of leases and a general security agreement, and matures in September 2008.

e) Revolving operating facilities

The two revolving operating facilities bear variable interest rates based on bank prime plus nil% and bank prime plus 0.375% (December 31, 2005 - nil% and 0.375%) and are secured by first charges over specific income properties, and first general assignments of leases and insurance. One $40,000 operating facility is subject to review by October 31, 2006 (currently under negotiation). In October 2006, the other $40,000 operating facility bearing interest at bank prime plus 0.375% was not renewed by the Trust.

	September 30, 2006	December 31, 2005
	$	$
Lines of credit available	80,000	80,000
Lines of credit outstanding	15,535	5,000
Letters of credit outstanding	15,412	15,386

f) Unsecured debentures

On September 22, 2005, the Trust issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010 (the Unsecured Debentures) with semi-annual interest payments on September 22 and March 22 of each year. At September 30, 2006, the Unsecured Debentures are rated BBB with a stable trend by Dominion Bond Rating Services.

(in thousands of dollars), except for per unit amounts

g) Convertible debentures

On May 14, 2004, the Trust issued $55,000 of 6.00% convertible unsecured subordinated debentures (the Convertible Debentures) due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into Trust Units at $17.00 per unit and are redeemable at the option of the Trust on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. During the three months ended September 30, 2006, $1,647 of face value of the Convertible Debentures (three months ended September 2005 - $8,664) was converted into Trust Units (note 11(g)). During the nine months ended September 30, 2006, $14,324 of face value of the Convertible Debentures (nine months ended September 30, 2005 - $28,533) was converted into Trust Units (note 11(g)). At September 30, 2006, $8,350 of face value of the Convertible Debentures was outstanding (December 31, 2005 - $22,674).

h) Interest expense

Interest expense consists of the following:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Interest at stated rate	21,330	20,268	61,475	40,150
Amortization of mark–to–market adjustment	(1,090)	(1,033)	(3,259)	(1,033)
Amortization of deferred financing costs	315	295	944	629
	20,555	19,530	59,160	39,746
Less: Interest capitalized to properties under development	(1,019)	(1,176)	(3,452)	(1,368)
Interest expense	19,536	18,354	55,708	38,378

i) Fair values

The estimated fair value of debt is approximately as follows:

	September 30 2006	December 31 2005
	$	$
Term mortgages	1,294,237	1,174,547
Development loans	63,587	84,948
Revolving acquisition and operating facilities	78,535	5,000
Unsecured debentures	198,470	196,672
Convertible debentures	13,366	31,063
	1,648,195	1,492,230

(in thousands of dollars), except for per unit amounts

11. Unit equity

The following presents the number of units issued and outstanding, and the related carrying value of unit equity, for the nine months ended September 30, 2006 and September 30, 2005:

	Number of units issued and outstanding				Carrying amount			
	Trust Units	Class B LP Units	Class B LPII Units	Total	Trust Units $	Class B LP Units $	Class B LPII Units $	Total $
Balance - January 1, 2005	33,263,171	-	-	33,263,171	407,330	-	-	407,330
Units issued for cash (b)	14,437,000	-	-	14,437,000	277,032	-	-	277,032
Units issued for properties acquired (note 3)	-	12,594,458	-	12,594,458	-	250,000		250,000
Fair value of Development Agreement and Exchange Agreement options issued (note 3)	-	-	-	-	2,425	8,250	-	10,675
Development Agreement Options exercised	718,152	-	-	718,152	9,183	-	-	9,183
Exchange Agreement options exercise	-	155,549	-	155,549	-	3,127	-	3,127
Unit Options exercised	318,400	-	-	318,400	3,184	-	-	3,184
Distribution Reinvestment Plan	74,934	-	-	74,934	1,580	-	-	1,580
Debentures converted	1,678,397	-	-	1,678,397	28,572	-	-	28,572
Balance – September 30, 2005	50,490,054	12,750,007	-	63,240,061	729,306	261,377	-	990,683
Balance - January 1, 2006	56,550,095	12,925,125	-	69,475,220	852,948	264,896	-	1,117,844
Units issued for cash (b)	8,500,000	-	-	8,500,000	216,533	-	-	216,533
Units issued for properties acquired (note 3)	-	58,823	756,525	815,348	-	1,500	17,778	19,278
Development Agreement Options exercised (c)	720,262	-	-	720,262	10,743	-	-	10,743
Exchange Agreement options exercise (c)	238,188	262,068	-	500,256	4,788	5,268	-	10,056
Unit Options exercised (d)	5,000	-	-	5,000	50	-	-	50
Deferred Unit Plan (e)	-	-	-	-	417	-	-	417
Distribution Reinvestment Plan (f)	256,749	-	-	256,749	6,416	-	-	6,416
Debentures converted (g)	842,570	-	-	842,570	13,820	-	-	13,820
Balance – September 30, 2006	67,112,864	13,246,016	756,525	81,115,405	1,105,715	271,664	17,778	1,395,157

(in thousands of dollars), except for per unit amounts

a) Authorized units

i) Trust Units

The Trust is authorized to issue an unlimited number of voting trust units (Trust Units), each of which represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the Trust to redeem all or any part of their Trust Units at prices determined and payable in accordance with the conditions provided for in the Declaration of Trust. A maximum amount of $50 may be redeemed in total in any one month unless otherwise waived by the Board of Trustees.

The Trust is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the Trust. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the Trust, which is equal to the number of Trust Units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of Trust Units on exercise, conversion or cancellation of the corresponding exchangeable securities. At September 30, 2006, there were 14,002,541 (December 31, 2005 - 12,925,125) special voting units outstanding. There is no value assigned to the special voting units.

ii) Calloway Limited Partnership Units

An unlimited number of Class A LP Units, Class B LP Units and Class C LP Units may be issued by Calloway Limited Partnership (LP). Class A LP partners have five votes for each Class A LP Unit held, Class B LP partners have one vote for each Class B LP Unit held and Class C LP partners have no votes at meetings of the LP. The LP is under the control of the Trust.

The Class A LP Units are entitled to all distributable cash of the LP after the required distributions on the Class B LP Units have been paid. At September 30, 2006, there were 3,080,000 (December 31, 2005 - 3,080,000) Class A LP Units outstanding. All Class A LP Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B LP Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B LP Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B LP Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B LP Units are considered to be economically equivalent to Trust Units and, accordingly, have been presented as equity in these consolidated financial statements.

The Class C LP Units are entitled to receive 0.01% of any distributions of the LP and have nominal value assigned in the financial statements. The Class C LP Units are exchangeable at the holder's option into Class B LP Units upon the completion and rental of additional space on specific properties and payment of $20.10 per unit (the Exchange Agreement options - see note 11(c)). At September 30, 2006, there were 7,907,263 (December 31, 2005 - 8,169,333) Class C LP Units outstanding.

iii) Calloway Limited Partnership II Units

This limited partnership was formed February 6, 2006 and commenced activity on May 29, 2006.

An unlimited number of Class A LPII Units and Class B LPII Units may be issued by Calloway Limited Partnership II (LPII). Class A LPII partners have five votes for each Class A LPII Unit held, Class B LPII partners have one vote for each Class B LPII Unit held. The LPII is under the control of the Trust.

The Class A LPII Units are entitled to all distributable cash of the LPII after the required distributions on the Class B LPII Units have been paid. At September 30, 2006, there were 200,001 Class A LPII Units outstanding. The Class A LPII Units are owned indirectly by the Trust and have been eliminated on consolidation.

(in thousands of dollars), except for per unit amounts

The Class B LPII Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B LPII Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B LPII Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B LPII Units are considered to be economically equivalent to Trust Units and, accordingly, have been presented as equity in these consolidated financial statements.

b) Units issued

During the nine months ended September 30, 2006, the Trust issued Trust Units for cash:

	Issued units	Issue price $	Proceeds $
April 13	8,500,000	26.60	226,100
Issue costs			(9,567)
			216,533

During the nine months ended September 30, 2005, the Trust issued Trust Units for cash:

	Issued units	Issue price $	Proceeds $
March 10	3,101,000	19.35	60,004
July 8	11,336,000	19.85	225,020
	14,437,000		285,024
Issue costs			(7,992)
			277,032

c) Development Agreement options and Exchange Agreement options

As part of consideration paid for certain income property acquisitions, the Trust has granted options in connection with Development Agreements and the Exchange Agreement (notes 4 and 5) with SmartCentres and other vendors. Upon completion and rental of additional space on specific properties, the holder may elect to exercise the options and receive Trust Units, in the case of the Development Agreements options, and Class B LP Units by exchanging Class C LP Units, in the case of the Exchange Agreement options. The option strike prices were based on the market price of Trust Units on the date the substantive terms were agreed upon and announced.

(in thousands of dollars), except for per unit amounts

Date options were granted	Strike Price $	Options outstanding at July 1, 2006	Options exercised during three months ended September 30, 2006	Options outstanding at September 30, 2006	Proceeds during three months ended September 30, 2006 $
Development Acquisition Agreements					
October 2003	10.00	12,688	-	12,688	-
October 2003	10.50	1,046,573	4,574	1,041,999	48
		1,059,261	4,574	1,054,687	48
Development Management Agreements					
February 2004	14.00	992,528	128,021	864,507	1,792
May 2004	15.25	14,788	14,787	1	226
November 2004	17.80	66,180	5,905	60,275	105
March 2005	19.60	176,044	-	176,044	-
July 2005	20.10	2,058,686	59,546	1,999,140	1,197
		3,308,226	208,259	3,099,967	3,320
		4,367,487	212,833	4,154,654	3,368
Exchange Agreement					
July 2005	20.10	7,983,743	76,478	7,907,263	1,538

Date options were granted	Strike Price $	Options outstanding at January 1, 2006	Options exercised during nine months ended September 30, 2006	Options outstanding at September 30, 2006	Proceeds during nine months ended September 30, 2006 $
Development Acquisition Agreements					
October 2003	10.00	12,688	-	12,688	-
October 2003	10.50	1,108,021	66,022	1,041,999	693
		1,120,709	66,022	1,054,687	693
Development Management Agreements					
February 2004	14.00	1,219,912	355,405	864,507	4,975
May 2004	15.25	130,514	130,513	1	1,990
November 2004	17.80	179,641	119,366	60,275	2,125
March 2005	19.60	225,000	48,956	176,044	960
July 2005	20.10	2,237,328	238,188	1,999,140	4,788
		3,992,395	892,428	3,099,967	14,838
		5,113,104	958,450	4,154,654	15,531
Exchange Agreement					
July 2005	20.10	8,169,333	262,068	7,907,263	5,268

(in thousands of dollars), except for per unit amounts

d) Unit option plan

On July 7, 2003, 560,000 unit options expiring on July 7, 2008 were granted at a strike price of $10 per unit to employees and trustees. The status of the outstanding unit options as at September 30, 2006 is as follows:

	Outstanding	Vested
Balance - December 31, 2004	323,400	263,400
Vested	-	60,000
Exercised	(318,400)	(318,400)
Balance - December 31, 2005	5,000	5,000
Exercised	(5,000)	(5,000)
Balance - March 31, June 30 and September 30,2006	-	-

The Trust does not intend to issue any further options under this plan.

e) Deferred unit plan

During 2005, the Trust implemented a deferred unit plan (amended May 16, 2006). The plan entitles trustees and officers, at the participant's option, to receive deferred units in consideration for trustee fees or executive bonuses with the Trust matching the number of units received. The deferred units in respect of trustee fees or executive bonuses effectively vest immediately, and the matching deferred units vest 50% on the third anniversary and 25% on each of the fourth and fifth anniversaries, subject to provisions for earlier vesting in certain events. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units (i.e., had they instead been issued as Trust Units on the date of grant). Once vested, participants are entitled to receive an equivalent number of Trust Units for the vested deferred units and the corresponding additional deferred units.

The deferred unit plan was approved by unitholders on July 7, 2005 and the Trust granted 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was defined to be a change of control for purposes of the deferred unit plan. This resulted in the immediate vesting of all outstanding deferred units at this date and the recognition of all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses.

(in thousands of dollars), except for per unit amounts

The status of the outstanding deferred units is as follows:

	Outstanding	Vested
Deferred units granted and vested on July 7, 2005	71,544	71,544
Deferred units granted	12,069	-
Additional deferred units earned on vested deferred units	2,326	2,326
Additional deferred units earned on unvested deferred units	46	-
Balance - December 31, 2005	85,985	73,870
Deferred units granted during period	20,677	-
Additional deferred units earned on vested units	1,116	1,116
Additional deferred units earned on unvested deferred units	496	-
Balance - March 31, 2006	108,274	74,986
Previously granted units now vested	-	16,644
Deferred units granted during period	6,511	3,256
Additional deferred units earned on vested units	1,430	1,430
Additional deferred units earned on unvested deferred units	301	-
Balance – June 30, 2006	116,516	96,316
Deferred units granted during period	6,431	3,216
Additional deferred units earned on vested units	1,490	1,490
Additional deferred units earned on unvested deferred units	350	-
Balance – September 30, 2006	124,787	101,022

f) Distribution reinvestment plan

The Trust enables holders of Trust Units to reinvest their cash distributions in additional units of the Trust at 97% of the weighted average unit price over the ten trading days prior to the distribution. The 3% bonus amount is recorded as an additional distribution and reinvestment.

g) Convertible debentures

During the three months ended September 30, 2006, $1,647 (three months ended September 30, 2005 - $8,664) of face value of the Convertible Debentures were converted into 96,877 (three months ended September 30, 2005 – 509,636) Trust Units. The face value of the Convertible Debentures, net of a discount of $64 (three months ended September 30, 2005 - $nil), plus a proportionate share of the equity component in the amount of $64 (three months ended September 30, 2005 - $343), net of applicable unamortized deferred financing costs of $52 (three months ended September 30, 2005 - $1,085), was added to Trust Unit capital.

During the nine months ended September 30, 2006, $14,324 (nine months ended September 30, 2005 - $28,533) of face value of the Convertible Debentures were converted into 842,570 (nine months ended September 30, 2005 –1,678,397) Trust Units. The face value of the Convertible Debentures, net of a discount of $566 (nine months ended September 30, 2005 - $nil), plus a proportionate share of the equity component in the amount of $566 (nine months ended September 30, 2005 - $1,129), net of applicable unamortized deferred financing costs of $503 (nine months ended September 30, 2005 - $1,085), was added to Trust Unit capital.

(in thousands of dollars), except for per unit amounts

12. Rentals from income properties

Rentals from income properties consists of the following:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Base rent	54,350	44,910	154,242	91,314
Property operating costs recovered	20,719	18,035	64,230	38,625
	75,069	62,945	218,472	129,939

13. Amortization expense

Amortization expense consists of the following:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Income properties				
Tangible assets	14,517	12,084	40,780	22,822
Intangible assets	10,757	9,264	30,823	20,095
Deferred leasing costs	75	30	199	79
	25,349	21,378	71,802	42,996

14. Net income per unit

The following table sets forth the weighted average number of units outstanding for income per unit purposes:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Trust Units	66,882,272	49,015,791	63,055,854	40,081,436
Class B LP Units	13,204,822	11,739,320	13,071,045	3,956,107
Class B LPII Units	756,525	-	346,394	-
Vested deferred units	76,696	67,477	75,571	22,740
Basic	80,920,315	60,822,588	76,548,865	44,060,283
Effect of dilutive securities				
Unit options	-	31,556	133	115,206
Diluted	80,920,315	60,854,144	76,548,997	44,175,489

The impact of the potential exercise of Development Agreement options and Exchange Agreement options have not been included in the calculation of the weighted average diluted number of units outstanding because the conditions necessary for their issuance were not satisfied as at September 30, 2006. The impact of the unvested deferred units and the potential conversion of the Convertible Debentures into Trust Units has not been included in the calculation of the diluted number of units outstanding, as at September 30, 2006, as it has been determined to be anti-dilutive.

(in thousands of dollars), except for per unit amounts

15. Supplemental cash flow information

The following summarizes supplemental cash flow information and non-cash transactions:

	Three months ended September 30		Nine months ended September 30	
	2006 $	2005 $	2006 $	2005 $
Interest paid	22,741	15,389	62,558	34,728
Interest received	1,689	1,131	5,452	3,271
Mortgages assumed on acquisitions	35,711	365,249	98,302	385,207
Vendor take-back mortgages obtained on acquisitions	-	33,091	-	39,088
Trust, Class B LP and Class B LPII Units issued as consideration for acquisitions	4,906	7,252	40,077	12,310
Development Agreement options and Exchange Agreement options issued as consideration for acquisitions	-	-	-	10,675
Liabilities assumed on acquisitions, net of other assets	4,970	3,284	12,307	7,042
Units issued under the Distribution Reinvestment Plan	2,085	1,065	6,416	1,580
Units issued on conversion of Debentures	1,647	8,664	14,324	28,533
Mortgages assumed by purchasers on sale of income properties	-	-	4,020	28,271
Distributions payable at period-end	10,116	7,596	10,116	7,596
Liabilities at period end relating to additions to income properties and properties under development	15,890	18,037	15,890	18,037

16. Related party transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but that result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

As at September 30, 2006, SmartCentres owned 9,012,452 Trust Units, 10,820,784 Class B LP Units and nil Class B LPII Units, which represent approximately 24.5% of the issued and outstanding Trust Units, Class B LP Units and Class B LPII Units, combined. A July 2005 agreement preserves SmartCentre's voting rights at a minimum of 25.0%. SmartCentres has options to acquire approximately 3,957,319 Trust Units pursuant to Development Agreements and approximately 7,484,262 Class B LP Units pursuant to the Exchange Agreement. The ownership would increase to 33.6% if SmartCentres exercised all remaining development and exchange agreement options. Pursuant to its rights under the Declaration of Trust, as at September 30, 2006, SmartCentres has nominated three trustees out of nine.

The non-controlling interests in the balance sheet represent a 5.0% equity interest by SmartCentres in four consolidated income properties.

During the nine months ended September 30, 2006, acquisition fees of $8,205 were paid to SmartCentres related to the assembly of multiple interests in properties acquired by the Trust.

(in thousands of dollars), except for per unit amounts

In addition to related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following summarizes related party transactions and balances with SmartCentres and other related parties:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Related party transactions and balances with SmartCentres				
Property management fees paid (included in property operating costs)	1,705	1,158	4,768	2,686
Development, leasing and other fees paid (capitalized to properties under development)	907	885	4,141	1,248
Interest expense (capitalized to properties under development)	106	183	354	375
Interest income from mortgages and loans receivable	1,188	753	3,154	2,603
Opportunity fees, head lease rents and operating cost recoveries received (included in rentals from income properties)	811	630	2,702	1,597
Rent and operating costs paid (included in general and administration expenses)	25	22	80	22
Legal and other administration services paid included in general and administration expenses	225	127	632	127
Leasing and financing fees paid included in deferred leasing costs and deferred financing costs, respectively	201	-	466	-
Amounts receivable	6,251	1,765	6,251	1,765
Accounts payable and accrued liabilities	7,689	5,131	7,689	5,131
Other related party transactions and balances				
Legal fees paid to a legal firm in which a partner is a trustee	30	361	145	1,327
Consulting fees paid to a trustee for consulting services related to public offerings	-	60	-	488
Property management and leasing fees paid to a company in which trustees of the Trust are officers and a director	-	-	9	12
Interest income from mortgages receivable	18	48	112	144

17. Co-ownership interests

The following amounts, included in these consolidated financial statements, represent the Trust's proportionate share in co-ownership interests as at September 30, 2006 and as at December 31, 2005 and the statements of income and cash flows for properties for the three and nine months ended September 30, 2006 and 2005:

	September 30, 2006	December 31, 2005
	$	$
Balance sheets		
Assets	474,667	365,914
Liabilities	(269,256)	(215,872)
Net assets	205,411	150,042

(in thousands of dollars), except for per unit amounts

	Three months ended September 30 2006 $	Three months ended September 30 2005 $	Nine months ended September 30 2006 $	Nine months ended September 30 2005 $
Statements of operations				
Revenue	10,793	8,911	29,739	18,113
Expenses	10,979	9,828	31,199	18,909
Net earnings (loss)	(186)	(917)	(1,460)	(796)

	Three months ended September 30 2006 $	Three months ended September 30 2005 $	Nine months ended September 30 2006 $	Nine months ended September 30 2005 $
Statements of cash flows				
Cash flows resulting from				
Operating activities	3,341	3,474	747	6,596
Financing activities	103,152	72,401	119,068	181,842
Investing activities	(105,714)	(223,471)	(119,079)	(363,581)

Management believes the assets of the co-ownerships are sufficient for the purpose of satisfying the associated obligations of the co-ownerships. The remaining interests in these co-ownerships are owned by SmartCentres (five properties) and third parties (nine properties). The Trust's interests in these co-ownerships range from 44.4% to 60%.

18. Segmented information

The Trust owns, develops, manages and operates income properties located in Canada. In measuring performance, the Trust does not distinguish or group its operations on a geographical or any other basis and, accordingly, has a single reportable segment for disclosure purposes.

The Trust's major tenant is Wal-Mart Canada Corp., accounting for 27.3% of the Trust's September 30, 2006 rental revenue (September 30, 2005 – 31.6%).

19. Assets held for sale, assets sold and discontinued operations

During the nine months ended September 30, 2006, the Trust completed the sale of one income property (124,678 square feet) for gross proceeds of $11,700 resulting in a gain from sale of $4,709. The purchaser assumed an existing mortgage totalling $4,020.

During the nine months ended September 30, 2005, the Trust completed the sale of four income properties (160,349 square feet) for gross proceeds of $10,575 resulting in a gain from sale of $1,112. During the nine months ended September 30, 2005, the Trust completed the sale of six income properties (508,574 square feet) for gross proceeds of $79,825 resulting in a gain from sale of $13,338.

(in thousands of dollars), except for per unit amounts

The following tables set forth the balance sheets associated with the income property classified as held for sale as at December 31, 2005 and the statements of income for properties sold for the three and nine months ended September 30, 2006 (one income property) and 2005 (nine income properties):

	September 30, 2006 $	December 31, 2005 $
Balance sheets		
Assets		
Income properties	-	6,523
Deferred leasing costs	-	236
Deferred financing costs	-	14
Cash	-	-
Amounts receivable	-	415
	-	7,188
Liabilities		
Term mortgages	-	4,056
Accounts payable and accrued liabilities	-	143
	-	4,199
Net investment in properties held for sale	-	2,989

	Three months ended September 30 2006 $	Three months ended September 30 2005 $	Nine months ended September 30 2006 $	Nine months ended September 30 2005 $
Statements of income				
Rentals from income properties	-	378	368	1,796
Expenses				
Property operating costs	(3)	95	103	879
Interest	-	95	85	487
Amortization	-	3	-	169
	(3)	193	188	1,535
Income before gain on sale of income properties	3	185	180	261
Gain on sale of income properties	-	-	4,709	13,338
Income from discontinued operations	3	185	4,889	13,599

(in thousands of dollars), except for per unit amounts

20. Risk management and fair value

The Trust is exposed to certain financial risks, including changes in interest rates, the credit quality of its tenants and environmental matters. The Trust manages these risks as follows:

a) **Interest rate and financing risk**
The majority of the Trust's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to changes in interest rates and financing risks. A portion of the Trust's debt is financed at variable rates. From time to time, the Trust may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount. There were no interest rate swaps or other derivative financial instruments outstanding as at December 31, 2005 and September 30, 2006.

b) **Credit risk**
Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk of credit loss by reviewing tenants covenants, ensuring its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Corp. Further risks arise in the event that borrowers default on the repayment of amounts owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of mortgages and loans receivable.

c) **Environmental risk**
As an owner of real property, the Trust is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide a range of potential liability, including potentially significant penalties, and potential liability for the costs of removal or remediation of certain hazardous substances. The presence of such substances, if any, could adversely affect the Trust's ability to sell or redevelop such real estate or to borrow using such real estate as collateral and, potentially, could also result in civil claims against the Trust. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. The Trust has operating policies to monitor and manage risk. In addition, the standard lease requires compliance with environmental laws and regulations, and restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

21. Commitments and contingencies

The Trust has certain obligations and commitments pursuant to Development Agreements as disclosed in notes 4 and 5(a) and also has entered into various development contracts totalling $11,454. In addition, the Trust is committed to complete the acquisition of two properties under development.

The Trust has entered into agreements with SmartCentres in which the Trust will lend monies to SmartCentres as disclosed in note 6(a). The maximum amount that may be provided under the agreements totals $89,850 of which $54,643 has been provided as of September 30, 2006. In addition, a particular loan as disclosed in note 6(a) has a forward purchase contract and allows for certain put options by SmartCentres.

One of the Trust's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the Trust has an option to extend for a further ten years.

Letters of credit totalling $19,202 have been issued on behalf of the Trust by the Trust's bank as security for mortgages and for maintenance obligations to municipal authorities.

The Trust has committed to acquire from SmartCentres the remaining 50% interest in two income properties in Toronto, Ontario for a total purchase price of $99,100. SmartCentres has six months commencing July 28, 2006 to decide whether to accept the offer. The purchase price would be satisfied by the assumption of existing mortgages with the balance in cash or a combination of cash and Trust units.

The Trust indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the Trust to the extent permitted by law.

(in thousands of dollars), except for per unit amounts

The Trust, in the normal course of operations, is subject to a variety of legal and other claims. Management and the Trust's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes the outcome of current legal and other claims filed against the Trust will not have a significant impact on the Trust's consolidated financial statements.

22. Subsequent events

On October 2, 2006, the Trust entered into two agreements to loan SmartCentres and a third party up to $14,000 each for use in acquiring and developing an income property in Toronto, Ontario. These mortgages bear interest at 7.0% on the initial advance of $10,500 each, and 8.0% on the additional advances. The principal amount is due eight years after the initial advance. The mortgages are secured by first or second charges on the property, assignments of rents and leases, and general security agreements. In addition, there are certain limited guarantees. The Trust has the option to acquire each of the borrower's 50% interests in the property upon substantial completion. Subsequent to September 30, 2006, a total of $24,500 was advanced on these mortgages.

On October 2, 2006, the Trust committed to two fixed term mortgages totalling $32,000 for a 15 year term at 5.16% amortized over 30 years. The mortgages are secured by first charges on two income properties and a general assignment of leases.

On October 5, 2006, the Trust completed the acquisition of a 58,433 square foot income property in Peterborough, Ontario at a purchase price of approximately $12,300. The purchase price was paid in cash.

On October 12, 2006, The Trust issued $250,000 (approximate net proceeds including closing costs - $247,617) of 5.37% Series B unsecured debentures due October 12, 2016 with semi annual interest payments due on October 12 and April 12 of each year.

On October 24, 2006, the Trust entered into conditional agreements to acquire freehold and leasehold interests in sixteen properties from SmartCentres. These properties are comprised of nine income properties and seven development properties. Of the nine income properties, four income properties are 50% co-ownership interests and two income properties are 40% co-ownership interests. The Trust owns the remaining 50% in two of the properties and the remaining 60% interest in two of the properties. The purchase price of the properties will be approximately $428,526 of which $222,459 relates to interests in five properties in which the Trust will acquire leasehold interests. The purchase price will be satisfied as follows: by assumption of existing mortgages of approximately $232,090; by SmartCentres subscribing for 2,180,000 Class B LP Units with a value of $58,864; and the balance in cash. In addition, the Trust will acquire from SmartCentres part of its property management business, which currently manages the Trust's income properties for a purchase price of $14,000 to be satisfied in cash. The transaction is anticipated to close in December 2006 and is subject to due diligence, regulatory approvals and other customary conditions.

In October 2006, the Trust entered into an agreement, in which the Trust will lend to SmartCentres $57,000 for use in acquiring and developing a retail property in Vaughan, Ontario. This mortgage bears interest at 7.25% and matures in 2014. The Trust has an option to acquire a 50% interest in the property upon substantial completion at an agreed upon formula using the net operating rents and a capitalization rate with upper and lower limits based on the 10 year Government of Canada rate. The Trust has funded $7,890 on this mortgage.

In November 2006, the Trust expects to complete the acquisition of a 3.1 acre development property in Fort Erie, Ontario from SmartCentres for a purchase price of approximately $1,000. The purchase price will be paid with the release of 28,262 Trust Units with a value of $561, currently being held in escrow, and the remainder in cash.

In November 2006, the Trust expects to complete the acquisition of two income properties in St. John's, Newfoundland and Halifax, Nova Scotia (224,326 square feet) for a purchase price of approximately $44,495. The purchase price will be satisfied by the assumption of existing mortgages totalling approximately $23,164 and the balance in cash.

Management's Discussion and Analysis Of Results of Operations and Financial Condition
As at September 30, 2006

Management's Discussion and Analysis (the "MD&A") sets out Calloway Real Estate Investment Trust's ("Calloway" or the "Trust") strategies and provides an analysis of the financial performance for the three and nine months ended September 30, 2006, significant risks facing the business, and management's outlook.

This MD&A of the results of operations and financial condition for the three and nine months ended September 30, 2006 should be read in conjunction with the Trust's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2005 and 2004 and unaudited financial statements for the three months ended September 30, 2006, June 30, 2006 and March 31, 2006. The MD&A is based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The MD&A is dated November 10, 2006, which is the date of the press release announcing Calloway's results for the three months ended September 30, 2006. Disclosure contained in this document is current to that date, unless otherwise noted.

Readers are cautioned that certain terms used such as; "Funds from Operations (FFO)", "Adjusted Funds from Operations (AFFO)", "Distributable Income (DI)", "Net Operating Income (NOI)", "Book Value" and any related per unit amounts used to measure, compare and explain the operating results and financial performance of Canadian real estate entities are not recognized terms under Canadian GAAP. These terms are defined in this report and reconciled to the accompanying financial statements. Such terms do not necessarily have a standardized meaning and may not be comparable to similarly titled measures presented by the other publicly traded entities.

Certain statements in this MD&A are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this MD&A are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These forward looking statements are made as at the date of this MD&A and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

Prior period results have been reclassified to conform to the presentation adopted in the current period. Generally, these reclassifications were made to realign revenues and expenses associated with discontinued operations, as defined by Canadian GAAP.

All amounts in the MD&A are in thousands of Canadian dollars, except where otherwise stated. Per unit amounts are on a diluted basis, except where otherwise stated.

Additional information relating to Calloway, including the Trust's Annual Information Form for the year ended December 31, 2005, can be found at www.sedar.com

Business Overview and Strategic Direction

Calloway is an unincorporated "open-ended" mutual fund trust governed by the laws of the Province of Alberta. The Trust units and the convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbol "CWT.UN" and "CWT.DB", respectively.

Calloway's objectives are to provide unit holders with stable and growing tax deferred cash distributions through the acquisition, development and operation of a portfolio of well-located, well leased, primarily large format unenclosed retail centres in Canada; and to enhance the value of Calloway's assets and unit value through effective management, leasing and re-development of its assets; and through effective control of financing and operating costs.

As at September 30, 2006, Calloway owned 108 shopping centres and 1 industrial building, with gross leaseable area of 16.7 million square feet, located in communities across Canada. These centres are focused on providing value to the customers in those communities. Wal-Mart is the largest tenant in the Trust's portfolio and anchors 82 of Calloway's shopping centres, either as a tenant under a long-term lease (60 stores); or operating a store as an integrated part of the centre (a "shadow" anchor) as an owner or as a tenant of another landlord (22 stores). Calloway's centres are conveniently located close to major highways, which, along with the anchor stores, provide significant draws to the Calloway portfolio, attracting both value-oriented consumers and retailers.

Quarterly Highlights

- Acquired one shopping centre and a 50% interest in two additional centres, comprising 533,590 square feet of retail space, for $127.6 million plus properties under development for $13.3 million
- $22.8 million of development was completed and leased, expanding existing centres by an additional 123,008 square feet of leaseable area
- Increased distributions per unit by 3.4% to $1.50 per unit

Real Estate Assets

As at September 30, 2006, real estate assets totalled $2,840.7 million, an increase of $145.3 million during the quarter. Real estate assets include income properties ($2,608.8 million), properties under development ($166.4 million), mortgage and loan receivables ($63.7 million) and deferred leasing costs ($1.7 million). The portfolio consists of 16.7 million square feet of built gross leaseable area and 3.5 million square feet of future potential gross leaseable area in 109 properties. The portfolio is located across Canada with assets in each of the ten provinces. The Trust targets major urban centres and shopping centres that are dominant in their trade area. By selecting well-located centres, Calloway attracts quality tenants at economic rental rates.

Income Properties

Income properties total $2,608.8 million, an increase of $125.9 million during the quarter.

(000's)	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Income properties – beginning of period	2,482,927	2,303,627	2,224,711
Acquisition of income properties	127,616	186,380	358,361
Development completed in existing properties	22,808	16,986	96,788
Building, equipment and tenant improvements on existing properties	1,071	244	1,555
Increase in accumulated amortization	(25,632)	(24,310)	(72,625)
Net additions to income properties	125,863	179,300	384,079
Income properties – end of period	2,608,790	2,482,927	2,608,790

Acquisitions

During the quarter, the Trust acquired one retail property and a 50% interest in two retail properties, adding an additional 533,590 square feet of rentable area. The purchase price totalled $127.6 million and was satisfied by the assumption of existing mortgages totaling $35.7 million and the balance in cash.

On October 5, 2006, the Trust completed the acquisition of a 58,433 square foot income property in Peterborough, Ontario at a purchase price of approximately $12.3 million, paid in cash.

In November 2006, the Trust expects to complete the acquisition of two income properties in St. John's, Newfoundland and Halifax, Nova Scotia (224,326 square feet) for a purchase price of approximately $44.5 million. The purchase price will be satisfied by the assumption of existing mortgages totalling approximately $23.2 million, and the balance in cash.

Development of Existing Properties

Certain properties previously acquired by the Trust included lands for future developments. Vendors retained the responsibility for managing certain of these developments ("Earnout Developments") on behalf of the Trust for additional proceeds calculated based on a pre-determined rate of return, net of land and development costs incurred by the Trust. Calloway is responsible for managing the completion of the remaining developments ("Calloway Developments").

During the quarter, $22.8 million of Earnouts and Calloway Developments were completed. The Trust acquired 74,779 square feet of retail space for $13.8 million pursuant to Earnout Developments. Calloway Developments totalling 48,229 square feet and $5.7 million were completed and transferred. In addition, $3.3 million of land held by the Trust was transferred from properties under development to income properties.

Capital Expenditures, Tenant Inducements, and Leasing Commissions
Included in building, equipment and tenant improvements on existing properties incurred in the quarter totalling $1.1 million, are capital expenditures totalling $157. Management expects to incur $400 in capital expenditures, tenant inducements and leasing commissions for the balance of the year.

Properties Under Development
As at September 30, 2006, properties under development totalled $166.4 million compared to $149.8 million at June 30, 2006. The net increase of $16.6 million is after the transfer to income properties of the cost of twelve new tenants from Calloway Developments for $5.7 million and the cost of completed Earnouts of $8.9 million, as follows:

(000's)	Three Months ended September 30, 2006 $	Three Months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Properties under Development – beginning of period	149,831	148,179	155,817
Acquisition of properties under development	14,545	-	36,902
Development costs incurred	16,701	10,793	43,465
Development completed in existing properties – costs	(14,637)	(9,141)	(69,744)
Net increase to properties under development	16,609	1,652	10,623
Properties under development – end of period	166,440	149,831	166,440

Properties under Development as at September 30, 2006 comprised the following:

(000's)	$
Earnout Developments, subject to option agreements (1)	40,968
Calloway Developments, subject to option agreements (2)	86,656
Other Calloway Developments	38,816
Properties under Development – end of period	166,440

(1) Earnout Development costs during the development period are paid by the Trust and funded through interest bearing development loans provided by the vendors. Upon completion of the development and the commencement of lease payments by a tenant, the Earnout Developments will be acquired from the vendors based on pre-determined capitalization rates ranging from 7.25% to 9.125%, net of land and development costs incurred.

(2) SmartCentres also has the right for a period of five years to subscribe for up to 5,250,000 Class B LP Units at a price of $20.10, upon the completion and rental of additional space in certain Calloway Developments.

In November 2006, the Trust expects to complete the acquisition of a 3.1-acre development property in Fort Erie, Ontario from SmartCentres for a purchase price of approximately $1.0 million. The purchase price will be satisfied with the release of 28,262 Trust Units with a value of $0.6 million which are currently held in escrow, and the remainder in cash.

The following tables present the future development as estimated originally when the properties were acquired, and estimated as of September 30, 2006; together with the number of units the respective vendors are entitled to acquire upon completion of such developments.

At date of acquisition

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B LP Units #
October 2003	5,620	45,777	$10.00	199,475	-
	45,980	374,561	$10.50	1,800,000	-
July 2005	41,135	393,441	$20.10	-	1,500,000
Subtotal – Income Properties	92,735	813,779	-	1,999,475	1,500,000
February 2004	61,900	479,377	$14.00	1,860,000	-
May 2004	49,370	374,938	$15.25	1,150,000	-
November 2004	18,200	206,088	$17.80	345,000	-
March 2005	16,000	177,682	$19.60	225,000	-
July 2005	156,208	704,753	$20.10	2,452,762	1,750,000
April 2006	8,645	55,219			
Subtotal – Earnout Developments	310,323	1,998,057	-	6,032,762	1,750,000
July 2005	159,100	1,623,200	$20.10	47,238	5,250,000
Development properties acquired in 2006	59,772	496,761	-	-	-
Subtotal - Calloway Developments	218,872	2,119,961	-	47,238	5,250,000
Total	621,930	4,931,797	-	8,079,475	8,500,000

At September 30, 2006

	Estimated Future Development [1]			Option Units	
Transaction Date	$ (000's)	Square Feet	Unit $	Trust Units #	Class B LP Units #
October 2003	-	-	$10.00	12,688	-
	24,164	209,655	$10.50	1,041,999	-
July 2005	36,264	378,532	$20.10	-	1,344,451
Subtotal – Income Properties	60,428	588,187		1,054,687	1,344,451
February 2004	27,959	281,088	$14.00	864,507	-
May 2004	18,482	134,472	$15.25	1	-
November 2004	9,274	141,000	$17.80	60,275	-
March 2005	9,589	59,082	$19.60	176,044	-
July 2005	93,409	420,932	$20.10	1,951,902	1,312,812
April 2006	6,927	44,248			
Subtotal – Earnout Developments	165,641	1,080,822		3,052,729	1,312,812
July 2005	152,908	1,358,642	$20.10	47,238	5,250,000
Development properties acquired in 2006	64,149	497,121		-	-
Subtotal - Calloway Developments	217,057	1,855,763		47,238	5,250,000
Total	443,126	3,524,772		4,154,654	7,907,263

[1] Adjustments to future development are increases/(decreases) to initial and previous periods' estimates, and are based on Management's estimates at September 30, 2006. Adjustments include acquisition of lands for development and site plan changes due to items such as, but not limited to: certification of areas; intensification of allowable density; tenant requirements; successful property re-zonings and parking requirements.

Mortgages, Loans and Notes Receivable

(000's)	September 30, 2006 $	June 30 2006 $	December 31, 2005 $
Mortgages receivable	55,243	53,978	38,092
Loans receivable	6,303	4,757	5,061
Notes receivable	2,191	2,191	-
	63,737	60,926	43,153

Mortgages Receivable

In addition to direct property acquisitions, Calloway provides mezzanine financing to developers, which includes an option to acquire an interest in the related property upon substantial completion. This program provides a significant pipeline of future property acquisitions, which is particularly important in the current competitive acquisition market.

As at September 30, 2006, mortgages totalling $54.6 million, secured by first or second charges on the properties, have been advanced to Smart-Centres. A further $1.3 million was advanced against existing mortgages during the quarter. The mortgages are interest only with rates that range from 7.25% to 9.25%. The mortgages mature on various dates between 2009 and 2011. Each mortgage has an option entitling the Trust to acquire a 50% interest in the property upon substantial completion at agreed upon formulas.

A mortgage to another borrower, totalling $600, is outstanding at quarter end. This loan is secured by a second charge on a property under development, bears interest at 12% per annum, and is due the earlier of two years after substantial completion, upon the sale of the property or when the Trust exercises its option to acquire. The mortgage includes an option to purchase the property. A trustee of Calloway is an officer and director of the borrower.

The Trust entered into an agreement with SmartCentres and a third party to lend up to $28.0 million for use in acquiring and developing a property in the City of Toronto, for an eight-year term, at a blended interest rate of 7.25%. Subsequent to the quarter end, the trust advanced $24.5 million against this mortgage.

Loans Receivable

Pursuant to development agreements with SmartCentres, the Trust has advanced secured loans to fund the cost of improvements on six of Calloway's properties. As at September 30, 2006, loans receivable totalling $6.3 million remain outstanding. The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% and are repayable upon completion and the commencement of rental payments. During the quarter, the Trust advanced $1.5 million against six properties.

Notes Receivable

In the second quarter, secured demand notes totalling $2.2 million were provided to SmartCentres bearing interest at 9%.

Amounts Receivable

As at September 30, 2006 amounts receivable remained virtually unchanged at $38.0 million compared to $39.1 million as at June 30, 2006, with no significant changes in the individual components making up this balance. Included in the balance at September 30, 2006 is $14.1 million (June 30, 2006 - $14.6 million) of tenant receivables. This balance has decreased by $0.5 million despite the additional acquisitions of income properties made during the second and third quarters of 2006. A balance of $6.9 million receivable is from a municipality, of which $6.1 million is expected to be collected in the fourth quarter of 2006 or early in 2007.

Debt

(000's)	September 30, 2006 $	June 30, 2006 $	December 31, 2005 $
Term debt			
Term mortgages	1,234,976	1,183,638	1,139,458
Unsecured debentures	200,000	200,000	200,000
	1,434,976	1,383,638	1,339,458
Development loans	63,587	61,933	84,948
Convertible debentures	8,296	9,876	22,029
Operating and acquisition facilities	78,535	-	5,000
Subtotal	1,585,394	1,455,447	1,451,435
Less: debt related to assets held for sale	-	-	(4,056)
Total	1,585,394	1,455,447	1,447,379

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value (excluding convertible debentures) and 65% including convertible debentures. Gross book value is defined as total assets plus accumulated amortization of income properties. Total indebtedness (excluding convertible debentures) as a percentage of gross book value was 51.0% as at September 30, 2006 (June 30, 2006 – 49.0%). Total debt (including convertible debentures) as a percentage of gross book value was 51.3% as at September 30, 2006 (June 30, 2006 – 49.4%). The increase is the result of the increased operating and acquisition loan facilities. Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Term Debt

Term Mortgages
As at September 30, 2006 term mortgages increased to $1,235.0 million from $1,183.6 million as at June 30, 2006, an increase of $51.4 million. This increase is primarily the result of the assumption of mortgages on acquisitions ($24.2 million), new mortgages ($30 million) and a mark-to-market adjustment ($1.1 million); offset by principal repayments. The term mortgages payable bear interest at a weighted average contractual interest rate of 6.06% (June 30, 2006 – 6.06%) and mature between 2007 and 2025. Including mark-to-market adjustments, the effective weighted average interest rate on term mortgages is 5.94% (June 30, 2006 – 5.95%). The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 8.8 years.

On October 2, 2006 the Trust committed to two fixed term mortgages totalling $32.0 million, for a 15-year term at 5.16% amortized over 30 years. The mortgages are secured by first charges on two income properties and a general assignment of leases.

Unsecured Debentures
As at September 30, 2006, the Trust has, issued and outstanding, $200 million of 4.51% Series "A" unsecured debentures, with interest payable semi-annually on September 22 and March 22, due September 22, 2010.

On October 12, 2006, the Trust issued $250.0 million (approximate net proceeds including closing costs - $247.6 million) of 5.37% Series B unsecured debentures due October 12, 2016 with semi-annual interest payments on April 12 and October 12.

The debentures are rated "BBB" with a stable trend by Dominion Bond Rating Services.

Future principal payments as a percentage of term debt are as follows:

Term Facilities	Payments of Principal $	Debt Maturing During Year $	Total $	Total %
2006 (remainder)	8,067	-	8,067	0.6
2007	27,309	1,336	28,645	2.0
2008	28,944	-	28,944	2.0
2009	30,105	34,682	64,787	4.6
2010	31,238	224,070	255,308	18.1
2011	32,072	60,055	92,127	6.5
2012	31,240	33,828	65,068	4.6
2013	28,670	115,126	143,796	10.2
2014	27,175	80,522	107,697	7.6
2015	26,246	82,324	108,570	7.7
Thereafter	106,814	402,227	509,041	36.1
TOTAL	377,880	1,034,170	1,412,050	100.0
Mark-to-market adjustment			22,926	
			1,434,976	

Development Loans
Development loans totalling $63.6 million (June 30, 2006 - $61.9 million) are outstanding as at September 30, 2006 of which $20.7 million (June 30, 2006 - $18.2 million) are interest bearing and $42.9 million (June 30, 2006 - $43.7 million) are non-interest bearing.

Interest bearing loans
Pursuant to purchase and sale agreements, the vendor, FirstPro/WM Partnership, agreed to finance the costs associated with the construction and lease up of undeveloped lands for certain assets. Development loans totalling $5.3 million have been advanced from FirstPro/WM Partnership under the agreements. These loans bear variable interest rates at bankers' acceptance rate ("B/A") plus 2% and are secured by first mortgages over specific income properties and properties under development, and general assignment of leases; and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Calloway has also borrowed from third party lenders to finance construction and leasing costs of various other properties. Development loans totalling $15.4 million bear variable interest rates of BA rate plus 2.0% on $3.3 million in loans, prime plus 0.75% on $0.7 million in loans, and various rates from prime plus 0.88% to prime plus 3% on the remaining $11.4 million. These loans are secured by first and second mortgages registered on income properties, and a general assignment of leases.

Non-Interest bearing loans
FirstPro/WM Partnership has provided $42.9 million in non-interest bearing loans to finance certain land acquisition costs. An imputed annual cost has been calculated at rates ranging from 4.03% to 4.63% and the loans are secured by first mortgages over specific income properties and development properties and a general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Convertible Debentures
Originally issued at $55 million, these 6.0% convertible unsecured subordinated debentures are due June 30, 2014. The debentures are convertible at the holders' option into trust units at $17.00 per unit. The units are redeemable at the option of Calloway in cash or units on or after June 28, 2010. During the quarter, debenture holders have elected to convert $1.6 million (three months ended June 30, 2006 - $8.2 million) into trust units. As at September 30, 2006, convertible debentures outstanding totalled $8.3 million ($8.4 million at face value).

Unitholders' Equity

(000's)	Three Months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $	Year ended December 31, 2005 $
Unitholders' equity – beginning of period	1,292,174	1,057,028	1,058,027	391,506
Issuance of units	7,089	243,318	263,493	669,182
Conversion of debentures, net of financing cost	1,530	7,615	13,254	29,396
Fair value of options issued	-	-	-	10,675
Net income for the period	7,427	13,191	27,867	26,752
Distributions for the period	(29,712)	(28,978)	(84,133)	(69,484)
Unitholders' equity – end of period	1,278,508	1,292,174	1,278,508	1,058,027

As at September 30, 2006, unitholders' equity totalled $1,278.5 million (June 30, 2006 - $1,292.2 million), including $330 pertaining to the allocation of the equity component of convertible debentures. As at September 30, 2006, paid in capital totalled $1,395.2 million and units outstanding, including Class B LP Units and Class B LPII Units of subsidiary partnerships, totalled 81,115,405. During the third quarter, the Trust issued 392,799Trust Units and 76,478 Class B LP Units, and no Class B LPII Units.

During the third quarter, holders of $1.6 million of face value of the Convertible Debentures elected to convert and received 96,877 trust units. The Trust's capital was increased $1.5 million as a result of these conversions.

During the quarter, the Trust issued $7.1 million in units as follows:

Development and Exchange Agreement options exercised:	212,833 Trust units	$3.4 million
	76,478 Class B LP Units	$1.5 million
Distribution Reinvestment Plan:	83,089 Trust Units	$2.2 million

Distributions by the Trust totalled $29.7 million during the third quarter of 2006 (June 30, 2006 - $29.0 million) or $0.3667 per unit (June 30, 2006 - $0.3625 per unit). The Trust paid $27.6 million in cash and the balance by issuing 83,089 units with a value of $2.2 million under the distribution reinvestment plan.

Capital Resources

As at September 30, 2006, the Trust believes it has sufficient capital resources to meet its future commitments. The details of its capital resources are as follows:

(000's)	$
Cash and cash equivalents	26,273
Unused operating and acquisition facilities	104,053
Total capital resources at September 30, 2006	130,326

The debt to gross book value as defined in the Trust deed at September 30, 2006 is 51.0%, excluding convertible debentures. The Trust could invest an additional $470 million, financed only by additional debt, and remain at the mid-point of the Trust's target debt to gross book value range of 55% to 60%. Short-term fluctuations in working capital are funded through pre-established operating lines.

During the quarter, the Trust entered an agreement to increase its operating and acquisition facilities to $190.0 million through a new unsecured $150.0 million acquisition facility, and renewing an existing $40.0 million operating facility secured by specific assets. Subsequent to quarter end, an existing second $40.0 million secured operating facility was cancelled.

Results of Operations

The real estate portfolio has grown substantially through acquisitions and earnouts during the course of the past twelve months. As a result, there are substantial increases in operating activity components when comparing operating results for three and nine-month periods ended September 30, 2006 to September 30, 2005. The second quarter 2006 results have therefore also been included to provide a more meaningful comparison to current operations.

Rentals from income properties in the third quarter of 2006 totalled $75.1 million; a $3.5 million or 4.9% increase from second quarter and a $12.1 million or 19.2% increase from third quarter 2005. For the quarter ended September 30, 2006, base rent and property operating costs recovered increased by $2.8 million and $0.7 million, respectively, primarily due to acquisitions and earnouts. The increase in rentals from income properties for the quarter ended September 30, 2006 in comparison to the same period in 2005 is also due to the significant number of acquisitions and earnouts during the intervening period.

(000's)	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Base rent	54,350	51,541	154,242
Property operating costs recovered	20,719	20,009	64,230
Rentals from income properties - 2006	75,069	71,550	218,472
Rentals from income properties – 2005	62,945	34,988	129,939

Rentals from income properties account for 97.8% of revenues for the three months ended September 30, 2006 and are diversified by geographic location and tenant as follows, based on September 2006 revenues:


Gross Revenue by Province
Prince Edward Island 0.9%
Newfoundland 3.9%
Nova Scotia 1.9%
British Columbia 11.3%
Alberta 6.6%
New Brunswick 1.4%
Saskatchewan 3.3%
Quebec 15.8%
Manitoba 5.1%
Ontario 49.8%

Wal-Mart is the Trust's largest tenant, representing 27.3% of total revenues. The five largest tenants account for 42.6% of portfolio revenue as follows:

Tenants	% of Revenues
Wal-Mart	27.3%
Canadian Tire/Mark's Work Wearhouse	4.1%
HBC	4.1%
Best Buy / Future Shop	3.6%
Reitmans Group of Companies	3.5%

Wal-Mart has announced its intention to introduce its "Superstore" format into Canada. They have announced seven sites, of which four are expansions of existing centres and three are to be new developments. Calloway is the owner of all four expansion sites, and has one of the new developments under contract. The Superstore format will introduce a complete line of food products. Calloway does not anticipate any short-term impact on rental revenue as a result of these expansions. However, management expects that increased frequency of customer visits to the expanded stores will result in increased sales to all retailers within the same centres as the expanded stores.

Calloway's portfolio currently has food anchors in 49.5% of its shopping centres, through lease or shadow anchors. Conventional food, which includes Loblaws, Sobeys, Safeway, Zehrs, IGA, and others, are located in 43 centres; and discount food, which includes Price Chopper, No Frills, Super C, and Maxi, are located in 11 centres.

	Lease Anchor	Shadow Anchor	Total
Wal-Mart	60	22	82
Conventional Food	11	32	43
Discount Food	6	5	11

Net Operating Income

Net operating income ("NOI") from continuing operations is defined as rentals from income properties less property operating costs. NOI from acquisitions, earnouts and development activities highlights the impact each component has on NOI. Straight lining of rent and other adjustments have been excluded from NOI attributed to same properties, acquisitions, earnouts and development activities in the table below.

For the three months ended September 30, 2006, NOI increased 4.6% to $52.3 million from $50.0 million in the previous quarter, and increased 17.5% from $44.5 million in the same quarter in 2005. The increase in the third quarter is primarily due to income from space acquired under the terms of earnouts from SmartCentres ($0.3 million) and acquisitions ($2.7 million) made during the third quarter. Compared to the same period in 2005, the increase in NOI of $7.8 million was primarily due to acquisitions ($4.7 million) and earnouts from SmartCentres ($2.7 million) in 2005 and 2006. Same properties in the chart below refer to those income properties that were owned by the Trust for the entire 15-month period beginning July 1, 2005.

(000's) NOI	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Three months ended September 30, 2005 $
Same properties [1]	43,005	43,122	42,840
2006 acquisitions	4,708	2,025	-
Earnouts	3,066	2,779	338
NOI before adjustments	50,779	47,926	43,178
ease termination income	20	107	-
Straight lining of rents	1,472	1,927	1,312
Net operating income	52,271	49,960	44,490

For the nine months ended September 30, 2006, NOI increased 65.3% to $148.9 million from $90.0 million in the in the same period in 2005. The increase was primarily due to acquisitions ($47.2 million) and earnouts from SmartCentres ($9.8 million) in 2005 and 2006. Same properties in the chart below refer to those income properties that were owned by the Trust for the entire 21 months beginning January 1, 2005.

(000's) NOI	Nine months ended September 30, 2006 $	Nine months ended September 30, 2005 $
Same properties [1]	52,725	53,271
2006 acquisitions	6,930	-
2005 acquisitions	72,111	31,856
Earnouts and developments	12,051	2,225
NOI before adjustments	143,817	87,352
Lease termination income	229	123
Straight lining of rents	4,811	2,562
Net operating income	148,857	90,037

(1) During the three months ended September 30, 2006, an adjustment for the current and prior year was made with respect to the recoverable portion of common area costs.

Lease Expiries

As at September 30, 2006, the portfolio has a vacancy rate of approximately 1.0% or 159,783 square feet. Forward commitments of approximately 12,000 square feet of leased tenancies have been executed. Only 11.6% of leases are expiring over the next five years with 198,689 square feet, or 1.19% of space, expiring for the balance of 2006.

Year of Expiry	Area	%
2006 (remainder)	198,689	1.19
2007	297,467	1.78
2008	409,911	2.45
2009	399,284	2.39
2010	642,550	3.84
Beyond	14,616,967	87.40
Vacant	159,783	0.96
TOTAL	16,724,651	100.00

Interest

(000's)	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Interest at contract rate	21,330	20,105	61,475
Mark to market adjustment	(1,090)	(1,120)	(3,259)
Amortization of deferred financing costs	315	301	944
	20,555	19,286	59,160
Less: capitalized interest	(1,019)	(1,062)	(3,452)
Interest expense - 2006	19,536	18,224	55,708
Interest expense - 2005	18,354	10,779	38,378

Interest costs incurred during the third quarter of 2006 totalled $20.5 million, net of the $1.1 million mark-to-market adjustment. Interest capitalized to properties under development totalled $1.0 million and the balance of $19.5 million was expensed. The increase in interest expense of $1.3 million over second quarter is a result of further acquisitions and earnouts. In the second quarter 2006, interest costs totalled $19.3 million and $1.1 million was capitalized to properties under development, with the balance of $18.2 million expensed. Capitalized interest decreased slightly from the previous quarter due to the completion of development in certain income properties. The weighted average interest rate of total debt capital, including the adjustment for mark to market amortization, is 5.6% (June 30, 2006 – 5.6%). Compared to the same period in 2005, the increase in third quarter interest expense of $1.2 million was primarily due to additional debt incurred due to acquisitions and earnouts in 2005 and 2006.

Amortization

(000's)	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Income properties			
-tangible assets	14,517	13,566	40,780
-intangible assets	10,757	10,387	30,823
Deferred leasing costs	75	103	199
Amortization expense - 2006	25,349	24,056	71,802
Amortization expense - 2005	21,378	10,670	42,996

Amortization of $25.3 million for the third quarter 2006 has increased $1.3 million from the second quarter of 2006. This increase is due to the acquisition of three income properties, earnouts, and the transfer of completed tenant units from development to income producing. Compared to the same period in 2005, the increase in amortization of $4.0 million was primarily due to acquisitions and earnouts in 2005 and 2006.

General and Administrative

(000's)	Three months ended September 30, 2006 $	Three months ended June 30, 2006 $	Nine months ended September 30, 2006 $
Salaries and benefits	807	712	1,826
Public company costs	103	197	594
Professional fees	319	213	828
Rent and occupancy	89	99	280
Due diligence costs	119	-	119
Other	178	195	500
General and administrative expense – 2006	1,615	1,416	4,147
General and administrative expense - 2005	3,302	464	4,372

General and administrative expenses increased $0.2 million from the previous quarter mainly as a result of expensing due diligence costs for potential acquisitions that were not subsequently acquired, and increased staffing levels. Compared to the third quarter in 2005, the decrease in general and administrative expenses of $1.7 million was due to one time costs related to the move of the head office from Calgary to Toronto in September 2005.

Income from Discontinued Operations

There is no income from discontinued operations in the third quarter of 2006, compared to $4.8 million in the prior quarter, due to the sale of one income property for proceeds of $11.7 million in the prior quarter, resulting in a gain on sale of $4.7 million.

Other Measures of Performance (in 000's), except for per unit amounts	Three Months ended September 30, 2006 $	Three Months ended June 30, 2006 $
Cash provided by operating activities [4]	23,801	24,819
Add (deduct)		
Capital lease obligation interest	(13)	(12)
Deferred unit compensation expense	(30)	(25)
Non-controlling interests	(21)	(22)
Expenditures on deferred leasing costs	71	203
Changes in other non-cash operating items	7,075	5,172
Amortization of income properties		
- deferred financing costs	(315)	(301)
- deferred leasing costs	(75)	(103)
Distributable income [4]	30,493	29,731
Per unit - basic/diluted [1]	$0.377/$0.376	$0.378/$0.377
Payout ratio	97.5%	96.2%
Distributable income	30,493	29,731
Amortization of income properties		
- mark-to-market mortgage interest	1,090	1,120
- deferred leasing costs	75	103
Debenture liability accretion	(2)	(6)
Straight lining of rents	1,457	1,927
Funds from operations	33,113	32,875
Per unit – basic/diluted [1]	$0.409/$0.408	$0.418/$0.416
Payout ratio	89.8%	87.1%
Funds from operations	33,113	32,875
Capital expenditures [2]	(157)	(91)
TI's and LC's [3]	-	(356)
Straight lining of rents	(1,457)	(1,927)
Amortization of deferred leasing costs	(75)	(103)
Debenture liability accretion	2	6
Adjusted funds from operations	31,426	30,404
Per unit - basic/diluted [1]	$0.388/$0.388	$0.387/$0.385
Payout ratio	94.6%	94.1%
Distributions declared per unit	$0.3667	$0.3625

[1] Diluted DI, FFO and AFFO per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes. To calculate diluted DI, FFO and AFFO per unit for the three months ended September 30, June 30 and March 31, 2006, convertible debenture interest of $136 and $191 and $314 are added back to net income, and 529,218 and 759,881 and 1,253,680 units are added back to the weighted average units outstanding, respectively.

[2] All of the $157 in capital expenditures in the 3 months to September 30 (and approximately $91 in the 3 months to June 30) relate to continuing operations.

[3] All of the $356 in tenant inducement and leasing costs in the 3 months to June 30 relates to continuing operations. There was no expenditure on tenant inducement and leasing costs in the 3 months to September 30.

[4] In accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) "Non-GAAP Financial Measures" issued on August 4, 2006, the Trust has provided a reconciliation from "cash provided by operating activities" to Distributable income as defined in the Trust's Declaration of Trust.

(in 000's), except for per unit amounts	Three months ended September 30 2006 $	Three months ended June 30 2006	Three months ended September 30 2005 $	Nine months ended September 30 2006 $	Nine months ended September 30 2005 $
Cash provided by operating activities	23,801	24,819	19,542	69,538	44,228
Funds from operations	33,113	32,875	24,484	95,971	51,316
Per unit – basic	$0.409	$0.418	$0.403	$1.254	$1.165
Per unit – diluted	$0.408	$0.416	$0.399	$1.237	$1.137
Payout ratio	89.8%	87.1%	89.0%	88.2%	88.9%
Distributable income	30,493	29,731	22,131	87,741	47,780
Per unit – basic	$0.377	$0.378	$0.364	$1.146	$1.084
Per unit – diluted	$0.376	$0.377	$0.361	$1.132	$1.061
Payout ratio	97.5%	96.2%	98.3%	96.4%	95.2%
Adjusted funds from operations	31,426	30,404	22,660	89,720	46,943
Per unit – basic	$0.388	$0.387	$0.373	$1.172	$1.065
Per unit –diluted	$0.388	$0.385	$0.369	$1.157	$1.043
Payout ratio	94.6%	94.1%	96.2%	94.3%	96.8%
Distributions declared per unit	$0.3667	$0.3625	$0.3550	$1.0917	$1.0100

Funds From Operations

While FFO is not defined by GAAP, it is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of Real Property Association of Canada (RealPac), the industry association to which most public REIT's and real estate operating companies belong. FFO for the three months ended September 30, 2006 totalled $33.1 million (June 30, 2006 - $32.9 million) and the payout ratio totalled 89.8% (June 30, 2006 – 87.1%).

Distributable Income

Distributable income has historically been used by Calloway as an indicator of financial performance in the REIT industry. The calculation of DI is not comparable from REIT to REIT and the differences in methodology can be significant. DI for the three-month period ended September 30, 2006 totalled $30.5 million (June 30, 2006 - $29.7 million) and the payout ratio totalled 97.5% (June 30, 2006 – 96.2%).

Adjusted Funds From Operations

Since FFO does not consider capital transactions, adjusted funds from operations is presented herein as an alternative measure of determining available cash flow. AFFO is not defined by GAAP. Calloway also calculates AFFO in accordance with the recommendations of RealPac. AFFO for the three-month period ended September 30, 2006 totalled $31.4 million (June 30, 2006 - $30.4 million) and the payout ratio was 94.6% (June 30, 2006 – 94.1%). Calloway targets a payout ratio of 95.0% of AFFO. Unit distributions of $29.7 million exceed cash provided by operating activities by $5.9 million due to non-cash operating items, which the Trust expects to be realized.

For the three months ended September 30, 2006 AFFO is higher than cash provided *by operating* activities (GAAP measure) by $7.6 million (June 30, 2006 - $5.6 million) because AFFO does not consider changes in other non-cash operating items and mark-to-market adjustments as reductions of cash available for distribution.

Quarterly Information

Revenue from continuing operations has increased significantly over the past eight quarters because of the large number of acquisitions and earnout transactions including: the acquisition of 6 income properties in November 2004; the acquisition of interests in 8 income properties on March 10, 2005; the acquisition of 45 income properties on July 8, 2005; the acquisition of 8 income properties and interests in 6 more in 2006 and the completion of a substantial number of earnouts during the fourth quarter 2005 and the first three quarters of 2006.

Net income from continuing operations has also grown over the past eight quarters for the reasons stated above. However, for the quarter ended September 30, 2006, net income from continuing operations decreased by $1.0 million, mainly due to the adjustment of prior period common area costs ($0.5 million) and 2006 common area costs ($0.2 million), and due diligence costs related to acquisitions not completed ($0.1 million). For the quarter ended September 30, 2005 the net income from continuing operations decreased as a result of head office relocation costs. In addition, there were gains on sales of income properties as follows: March 31, 2005 - $12,226; June 30, 2005 - $1,112; December 31, 2005 - $921 and June 30, 2006 - $4,709.

Quarterly Information

($000's except per unit and unit amounts)	30-Sep 2006	30-Jun 2006	31-Mar 2006	31-Dec 2005	30–Sep 2005	30-Jun 2005	31-Mar 2005	31-Dec 2004
Revenues	76,743	73,738	73,812	67,935	64,072	36,015	33,123	27,860
Net income from continuing operations	7,424	8,430	7,124	4,584	2,579	3,458	1,509	1,307
Per unit								
Basic	$0.092	$0.107	$0.102	$0.070	$0.042	$0.094	$0.044	$0.042
Diluted [1]	$0.092	$0.107	$0.102	$0.070	$0.042	$0.093	$0.044	$0.041
Net income	7,427	13,191	7,249	5,588	2,769	4,615	13,780	1,983
Per unit								
Basic	$0.092	$0.168	$0.104	$0.086	$0.046	$0.125	$0.404	$0.063
Diluted [1]	$0.092	$0.168	$0.104	$0.086	$0.046	$0.124	$0.402	$0.063
Funds from operations	33,113	32,875	29,982	27,719	24,484	14,253	12,579	11,205
Per unit								
Basic	$0.409	$0.418	$0.429	$0.426	$0.403	$0.386	$0.368	$0.356
Diluted [2]	$0.408	$0.416	$0.426	$0.423	$0.399	$0.377	$0.356	$0.346
Distributable income	30,493	29,731	27,516	25,115	22,131	13,551	12,097	10,714
Per unit								
Basic	$0.377	$0.378	$0.393	$0.386	$0.364	$0.367	$0.354	$0.340
Diluted [2]	$0.376	$0.377	$0.391	$0.384	$0.361	$0.357	$0.343	$0.332
Adjusted funds from operations	31,426	30,404	27,889	25,483	22,660	13,101	11,182	10,237
Per unit								
Basic	$0.388	$0.387	$0.399	$0.391	$0.373	$0.355	$0.328	$0.325
Diluted [2]	$0.388	$0.385	$0.396	$0.389	$0.369	$0.347	$0.319	$0.318
Distributions declared	29,711	28,978	25,443	23,833	22,108	12,662	10,881	10,115
Units outstanding	81,115,405	80,646,127	70,474,651	69,475,220	63,312,761	38,086,645	36,704,479	33,263,171
Weighted average units outstanding								
Basic	80,920,315	78,659,599	69,946,081	65,126,947	60,822,588	36,927,057	34,137,963	31,489,849
Diluted	80,920,315	78,659,599	69,946,487	65,129,787	60,854,144	37,040,833	34,260,757	31,629,541
Total assets	2,934,806	2,818,995	2,571,825	2,564,088	2,478,239	1,244,928	1,230,198	1,014,618
Total debt	1,585,394	1,455,447	1,455,409	1,451,435	1,464,149	737,750	743,739	600,525

(1) Diluted net income per unit is calculated using the weighted average number of units outstanding for the quarter.

(2) Diluted funds from operations, distributable income, and adjusted funds from operations per unit are adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes.

Related Party

SmartCentres owns 24.5% of the aggregate issued and outstanding Trust units and special voting units of Calloway. A July 2005 agreement preserves SmartCentres' voting rights at a minimum of 25.0%. The ownership would increase to 33.6% if SmartCentres exercised all remaining development and exchange agreement options. Calloway has entered into agreements with SmartCentres to borrow funds from SmartCentres and to finance various development projects. In addition, the Trust has entered into property management, leasing, development and exchange agreements, and co-ownership agreements, with SmartCentres.

The financial implication of these agreements is disclosed in notes 3, 4, 5, 6, 9, 10, 11, 16, 17, 21 and 22 of the unaudited financial statements for the quarter ended September 30, 2006.

Income Taxes

The federal Minister of Finance announced on October 31, 2006, a "Distribution Tax" on publicly traded income trusts and publicly listed partnerships. The announcement creates a new tax regime for publicly listed flow-through entities. These entities will be taxed in effect as corporations (at a rate comparable to the general combined federal/provincial corporate income tax rate). The distributions will be taxed as taxable dividends to investors. Distributions to Canadian resident individuals will be deemed to be "eligible dividends," qualifying for the enhanced dividend tax credit.

Existing publicly traded trusts and partnerships will have four years to adjust their business, operations, commitments, obligations, plans and strategies to the changes, as the new rules start in the 2011 taxation year.

The new regime will apply to Specified Investment Flow-Throughs ("SIFTs"), which include certain publicly listed income trusts and publicly listed partnerships. Certain real estate investment trusts ("REITs") are excluded from the SIFT definition, and therefore are not subject to the new regime. This exclusion appears narrow and will not apply to all trusts that are ordinarily considered REITs. It will apply to REITs that earns passive income.

Specifically, the REIT exclusion will apply if:

- the trust does not hold any non-portfolio property (other than real property situated in Canada) at any time in the year;
- at least 95% of the trust's income for the year is income from properties (from Canada or abroad, and including dividends, interest, rents and taxable capital gains from dispositions of real property);
- at least 75% of the trust's income for the year is from rents directly or indirectly attributable to, mortgages on, or gains from the disposition of, real properties situated in Canada; and
- the fair market value of real properties situated in Canada, cash, debt or other obligations of Governments in Canada held by the trust throughout the year is at least 75% of the REIT's equity value.

For this purpose, real property situated in Canada will include securities issued by any entity that itself satisfies these four conditions. Therefore, a REIT can hold its Canadian real properties either directly or through intermediary entities. However, real property situated in Canada will exclude depreciable property with a capital cost allowance rate that exceeds 5%.

The Trust has reviewed the announcement and believes that it does meet the REIT exclusion requirements, and will review the draft legislation when it becomes available to determine if there is any change that may impact the initial assessment.

Subsequent Events

Significant events subsequent to the quarter ended September 30, 2006 are disclosed elsewhere in this this Management Discussion and Analysis, except as follows:

On October 24, 2006, the Trust entered into conditional agreements to acquire freehold and leasehold interests in sixteen properties from SmartCentres. These properties are comprised of nine income properties and seven development properties. Of the nine income properties, four income properties are 50% co-ownership interests and two income properties are 40% co-ownership interests. The Trust owns the remaining 50% interest in two of the properties and the remaining 60% interest in two of the properties. The purchase price of the properties will be approximately $428.5 million of which $222.5 million relates to interests in five properties in which the Trust will acquire leasehold interests. The purchase price will be satisfied as follows: by assumption of existing mortgages of approximately $232.1 million; by SmartCentres subscribing for 2,180,000 Class B LP Units with a value of $58.9 million; and the balance in cash. In addition, the Trust will acquire from SmartCentres part of its property management business, which currently manages the Trust's income properties, for a purchase price of $14.0 million to be satisfied in cash from existing capital resources. The transaction is anticipated to close in December 2006 and is subject to due diligence, regulatory approvals and other customary conditions.

Critical Accounting Estimates

In preparing the Trust's consolidated financial statements and accompanying notes, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the period. The significant items requiring estimates are impairment value of real estate assets and investments, the useful life of assets, the allocation of the purchase price to tangible and intangible assets, the determination of fair value of options granted, and the collectibility of accounts and potential litigation. Changes in these assumptions will cause actual results to differ from estimated amounts.

Accounting Policies

On January 1, 2005, the Trust prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, "Consolidation of Variable Interest Entities" (ACG-13), which provides guidance for "Subsidiaries", to those entities defined as Variable Interest Entities (VIE's).

Risks and Uncertainties

Real Property Ownership Risk

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

Real estate has a high fixed cost associated with ownership, and income lost due to declining rental rates or increased vacancies cannot easily be minimized through cost reduction. Through well-located, well-designed and professionally managed properties, management seeks to reduce this risk. Prime locations will attract high quality retailers with excellent covenants and will enable the Trust to maintain economic rents and high occupancy. By maintaining the property at the highest standard through professional management practices, management seeks to increase tenant loyalty.

Development Risk

Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed original estimates, resulting in an uneconomic return from the leasing of such developments. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Interest and Financing Risk

In the low interest rate environment that the Canadian economy has experienced in recent years, leverage has enabled the Trust to enhance its return to unit holders. A reversal of this trend, however, can significantly affect the business's ability to meet its financial obligations. In order to minimize this risk, Calloway negotiates fixed rate term debt with staggered maturities on the portfolio, and matches average lease maturity to average debt maturity. In addition, the Declaration of Trust restricts total indebtedness permitted on the portfolio.

Interest rate changes will also impact the Trust's development portfolio. Calloway has entered into development agreements that obligate the trust to acquire up to approximately 2 million square feet of additional income properties at a cost determined by capitalizing the rental income at predetermined rates. The Trust will finance these acquisitions by issuing additional debt and equity. Changes in interest rates will have an impact on the return from these acquisitions and should the rate exceed the capitalization rate used, could result in a purchase being non-accretive. This risk is mitigated as management has certain right of approval over the developments.

Operating facilities and development loans exists that are priced at a risk premium over short-term rates. Changes in short-term interest rates will impact the cost of funds. In addition, there is a risk that the lenders will not refinance upon maturity. By restricting the amount of variable interest rate debt and the short-term debt the Trust has minimized the impact on financial performance.

Environmental Risk

As an owner and manager of real property, the Trust is subject to various laws relating to environmental matters. These laws impose liability for the cost of removal and remediation of certain hazardous materials released or deposited on properties owned by the Trust or on adjacent properties. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. The Trust has operating policies to monitor and manage risk. In addition, the standard lease requires compliance with environmental laws and regulations, and restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway was unable to raise additional funds then acquisition or development activities may be curtailed, asset sales accelerated and property specific financing renegotiated.

Outlook

Management believes the Canadian real estate market will continue to perform well. Retailers continue to demand space in well-located shopping centres, providing future growth in the portfolio.

Calloway's portfolio of 16.7 million square feet of newly constructed retail space has only 159,783 square feet of vacant space and 460,153 square feet of lease expiries over the next 12 months, adding stability to the Trust's future cash flow. Leasing costs will be minimal for the near future.

After a brief rise in long-term interest rates, markets have reversed and long-term debt remains slightly above 4%. Increases in financing costs have little impact on the Trust's operations as only 6.3% of total debt is variable rate. Large and sustained increases in rates would impact returns from future acquisitions. However, management believes interest rates will have some volatility but will remain low by historical standards.

The Trust will continue to grow through acquisitions, developments, development earnouts and mezzanine financing. Management has targeted over $500 million in new business in 2007 and it is expected that SmartCentres will continue to provide product.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I **Simon Nyilassy**, President and Chief Executive Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

Simon Nyilassy
President & CEO
Calloway Real Estate Investment Trust

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I **Bart Munn,** Chief Financial Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

Bart Munn
CFO
Calloway Real Estate Investment Trust


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
January 20, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JANUARY 2005 DISTRIBUTION

CALGARY, January 20, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of January 2005 of $0.105 per trust unit, representing $1.26 per unit on an annualized basis. Payment will be made on or about February 15, 2005 to unitholders of record on January 31, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on building a geographically diversified portfolio of high quality retail properties in Canada.

For further information, please contact:
Keith N. McRae, Director of Operations
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Calloway Real Estate Investment Trust Announces Distribution Increase, Acquisitions, Dispositions, Leasing and Financing

CALGARY, ALBERTA-Calloway REIT (TSX: CWT.UN) announced today that, as a result of the numerous investment and financing activities described below, it will increase it's monthly distribution for the month of April 2005 by approximately 8% to 11.333 cents per trust unit, representing $1.36 per unit on an annualized basis, or a 10 cents per unit annualized increase, conditional on closing the second tranche (8 shopping centres) of the previously announced acquisition of 14 shopping centres from the First Pro/ Wal-Mart partnership .

Upon closing of this acquisition, scheduled to occur in March, 2005, Calloway will have invested over $1.1 billion in acquisitions since the third quarter of 2003. Calloway will then have substantially completed its re-positioning as a REIT focussed on high quality retail properties with long-term leases to credit quality tenants.

Calloway's investing activities announced today include:

- The approval by its Investment Committee of the second tranche of 8 shopping centres from the First Pro/Wal-Mart partnership, for an expected purchase price of $230 million. Calloway has arranged $155.2 million in fixed rate long-term financing, with an average term of 15.3 years and an average interest rate of 5.64% to finance this transaction. The balance will be financed by a combination of new equity, operating lines and vendor mortgages.
- The acquisition of shopping centres in Montreal (Anjou) Quebec and Sarnia, Ontario. These centres are well located in their respective markets and include such tenants as Sobey's, Shell, HBC Home Outfitters, LCBO, Sleep Country and Moores. Both acquisitions are accretive, fit well with Calloway's acquisition strategy and together represent an investment of over $22 million.
- The completion of further expansions of seven centres previously acquired from First Pro and Wal-Mart by 123,201 square feet representing approximately $21 million of accretive investment. Tenants include Winners, Old Navy, Pier One Imports, Reitmans, Radio Shack, EB Games, Payless Shoes and Telus. As of December 31, 2004, there was approximately 362,000 square feet of new potential space with binding agreements to lease in place and construction underway. Over one-third of the available expansion area is now leased, leaving a further 993,000 square feet for future development, equivalent to four additional, new shopping centres.

- A mezzanine loan agreement with First Pro Shopping Centres on a centrally located, 48 acre development site in Laval, Quebec. Total loan proceeds are $24.6 million. Calloway has the option to purchase a 50% interest in the property upon its substantial completion. Also under the mezzanine loan program with First Pro Calloway has exercised an option to acquire a 50% interest in a new Wal-Mart leased property in Kenora, Ontario for approximately $6 million at an accretive unlevered yield of 8.65%. This represents the first of a seven-property pipeline of large format retail centres that Calloway expects to acquire over the next several years in Laval, Montreal and St. Jerome, Quebec, Kenora, Stratford and Whitby, Ontario and St. John's Newfoundland through its growing mezzanine loan program.

Calloway also announced that it has completed the previously announced disposition of its office properties: Holland Cross in Ottawa, Ontario; and Century Park Place in Calgary, Alberta. Total proceeds from the sales were approximately $69,250,000 resulting in an estimated gain on sale of $12,500,000, or 18%.

Mr. Michael Storey, President and CEO said, "Calloway continues to strategically pursue accretive acquisition opportunities in the Canadian marketplace. The sale of our office properties and subsequent re-investment of the proceeds in contemporary, well-tenanted unenclosed shopping centres with long term leases reflects Calloway's focused strategy of investing in high quality retail assets. These transactions, together with the deferred portion of the purchase from the Wal-Mart First-Pro partnership, represent the culmination of a significant 18 month period of strategic growth during which Calloway will have accumulated a $1.1 billion portfolio of recently built, high quality retail assets. We have accumulated this portfolio for the long term. In addition to the efficiencies of new buildings, averaging 5 years of age across the portfolio, our assets are leased to credit quality tenants with an average committed lease term of 12.1 years, and are financed predominantly with fixed rate debt with an average term to maturity of 9.1 years. We are focussed on building a portfolio of long-term assets and a conservative balance sheet that ensure sustainability of distributions through good times and bad and provide a solid platform for future growth."

After the closing of the deferred portion of our acquisition from the Wal-Mart First-Pro Partnership, we will have a 91.5% weighting of assets in newer, unenclosed shopping centres and less than 2.2% invested in non-retail assets. These centres benefit from significantly lower operating costs than enclosed retail centres making them appealing to our retail business clients."

Mr. Storey also said, "Our relationship with First Pro continues to provide Calloway with a reliable 'pipeline' of accretive growth. We are fortunate to have access to the development world through the support of First Pro, an entrepreneurial organization that provides a pipeline of acquisition, development and strategic mezzanine lending opportunities. Calloway will continue to look for opportunities to grow its business and distributable cash flow both through First Pro and through other initiatives. We intend to

pass on to our unitholders, in the form of further increases in our monthly distributions, the accretive cash flow benefits of our acquisition and expansion initiatives."

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust established to focus its acquisition activities on acquiring, holding and managing income producing real property in Canada. As of December 31, 2004 Calloway had 33,263,171 units issued and outstanding.

This press released contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

Calloway Real Estate Investment Trust
855-8th Ave SW
Suite 310
Calgary, AB T2P 3P1

FOR FUTHER INFORMATION PLEASE CONTACT:
Calloway Real Estate Investment Trust
J. Michael Storey
President and Chief Executive Officer
(403) 266-6442
(403) 266-6522 (fax)

Website: www.callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
February 17, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES FEBRUARY 2005 DISTRIBUTION

CALGARY, February 17, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of February 2005 of $0.105 per trust unit, representing $1.26 per unit on an annualized basis. Payment will be made on or about March 15, 2005 to unitholders of record on February 28, 2005.

As previously announced and subject to declaration by the trustees of Calloway and to the closing of the second tranche of the 14 shopping centre acquisition from the Wal-Mart First Pro Partnership, Calloway intends to increase its monthly distribution to Unitholders to $0.11333 per Unit commencing with the distribution for the month of April 2005 which is payable in May of 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on building a geographically diversified portfolio of high quality retail properties in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
February 24, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES PRIVATE PLACEMENT

CALGARY, February 24, 2005 – Calloway REIT (TSX: CWT.UN) today announced that it has closed the sale of 3,101,000 Subscription Receipts at a price of $19.35 per Subscription Receipt for gross proceeds of $60,004,350. The proceeds will be used to partially fund the cash component of the purchase price of the second tranche (8 shopping centres) of the previously announced acquisition of 14 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart (the "Acquisition"). Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale, co-led by CIBC World Markets Inc. and TD Securities Inc., and including Desjardins Securities Inc. and Canaccord Capital Corporation, was completed by way of a private placement subject to applicable resale restrictions pursuant to Multilateral Instrument 45-102, Resale of Securities.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:
J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

Not for distribution to U.S. News wire services or dissemination in the U.S.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release

DATE: March 4, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)
COMPANY: Calloway Real Estate Investment Trust.

CALLOWAY REAL ESTATE INVESTMENT TRUST 2004 FOURTH QUARTER AND YEAR END RESULTS AND CONFERENCE CALL
FOR IMMEDIATE RELEASE: March 4, 2005, Calgary, AB

Calloway Real Estate Investment Trust will issue its financial results for the three months and year ended December 31, 2004 during the afternoon of Wednesday, March 9, 2005.

Calloway will hold a conference call on Thursday March 10, 2005 at 3:30 pm Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-800-354-6885. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available March 10 beginning at 6:00 pm (ET) through to 11:59 pm (ET) on March 17. To access the recording please call 1-800-558-5253 and use the reservation number 21234631.

For further information with respect to the above, contact:

J. Michael Storey
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue SW
Calgary, Alberta T2P 3P1

Tel: (403) 266-6437
Fax: (403) 266-6522



Press Release

DATE: March 9, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)
COMPANY: Calloway Real Estate Investment Trust.

CALLOWAY REAL ESTATE INVESTMENT TRUST – YEAR END RESULTS
FOR IMMEDIATE RELEASE: March 9, 2005, Calgary, AB

Calloway Real Estate Investment Trust is pleased to report that the financial results for the year ending December 31, 2004 are characterized by dynamic growth.

Calloway's asset base more than quadrupled in size as a result of the completion of four separate asset acquisition transactions. These asset acquisitions included the purchase of 32 retail properties for a total acquisition cost of $724 million. The portfolio increased from 23 properties with 1.85 million square feet of rentable area at the end of December 31, 2003 to 55 properties comprising 7.5 million square feet at December 31, 2004.

This growth has continued into 2005. During the first quarter of 2005, Calloway has or is expected to complete the acquisition of an interest in ten retail properties with 1.6 million square feet of rentable area for a cost of approximately $252 million. We have continued with our strategy of focusing on retail properties by disposing of two office properties in January 2005 and will continue to dispose of non-core assets as appropriate.

With the dramatic growth of our portfolio, real estate assets increased from $227 million as at December 31, 2003 to $994 million as at December 31, 2004. Revenues increased more than six fold from $12.8 million for the year ending December 31, 2003 to $87.9 million for the year ending December 31, 2004. Net income increased from $8.9 million for the year ending December 31, 2003 to $13.4 million for the year ending December 31, 2004. Net income was affected significantly by certain changes in accounting policies for amortization of buildings, recognition of revenue from step leases, and allocation of purchase price of acquisitions to tenant improvements and intangibles. If these changes had not been implemented, net income would have increased by a further $15.7 million to $29.1 million, an increase of 227% over the same period in 2003. Distributable income increased from $8.6 million for the year ending December 31, 2003 to $35.8 million for the year ending December 31, 2004 an increase of 416%. Distributable income per unit increased from $1.24 for the year ended December 31, 2003 to $1.37 for the year ended December 31, 2004 an increase of 10%. Distributions to unitholders were $1.2177 per unit in 2004 compared to $1.1508 per unit in 2003, an increase of 5.8%. The annualized distribution rate increased from $1.1508 at December 31, 2003 to $1.26 at December 31, 2004, an increase of 9.5%.

The portion of distributions in 2004 that will be taxed as income is 57.1031% and the portion that will be taxed as return of capital is 42.8969%.

Occupancy rates were as follows during the period: December 31, 2004 – 97.8%; September 30, 2004 – 98.1%; December 31, 2003 – 97.9%.

Full reports of the financial results are outlined in the financial statements and management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Thursday March 10, 2005 at 3:30pm Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-800-354-6885. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available March 10 beginning at 6:00 pm (ET) through to 11:59pm (ET) on March 17. To access the recording please call 1-800-558-5253 and use the reservation number 21234631.

For further information with respect to the above, contact:

J. Michael Storey
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue SW
Calgary, Alberta T2P 3P1

Tel: (403) 266-6437
Fax: (403) 266-6522

The TSX has neither approved nor disapproved of the information contained herein.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
March 10, 2005
FOR IMMEDIATE RELEASE

CALLOWAY ACQUIRES 8 PROPERTIES

Calgary, Alberta, March 10, 2005 – Calloway Real Estate Investment Trust (TSX: CWT.UN) announced that it has completed the second phase of its previously announced acquisition (the "Acquisition") from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-ownership"), comprising eight shopping centres with a total of approximately 1,497,691 rentable square feet of leased area (Calloway's interest) (the "Centres") and connected undeveloped lands with the potential for approximately 177,682 square feet of future retail space (Calloway's interest) (the "Undeveloped Lands"), of which 30,390 square feet of the Undeveloped Lands is leased and under construction.

As a result of the completion of the acquisition described above, Calloway intends to increase it's monthly distribution for the month of April 2005 by approximately 8% to 11.333 cents per trust unit, representing $1.36 per unit on an annualized basis, or a 10 cents per unit annualized increase.

The total consideration (including Calloway's costs) paid for the Centres and the Undeveloped Lands was approximately $230 million which was satisfied:

(a) by way of a vendor take back mortgage to the Co-ownership in the amount of approximately $6.0 million, which is interest free and relates to the Undeveloped Lands; and

(b) by the payment of the balance in cash.

Calloway funded the cash component of the Acquisition, in part, by borrowing approximately $155.2 million secured by fixed rate mortgage financing on seven of the Properties at a weighted average interest rate of 5.64% and an average term of 15.3 years. The remaining cash component was funded from the proceeds of the private placement of Subscriptions Receipts closed by Calloway on February 24, 2005. These Subscription Receipts were converted into 3,101,000 units of Calloway concurrently with the closing of the Acquisition. There are currently approximately 36.6 million units of Calloway issued and outstanding.

Michael Storey, President of Calloway, said, "The Acquisition conforms with Calloway's strategy of focusing on high quality retail properties. Fully 97.7% of our revenue will now come from retail properties and 34.2% continues to be generated from Wal-Mart, our major tenant, whose average remaining initial lease term is approximately 16 years. In addition to Wal-Mart, other national retailers are well represented in our centres, including Loblaws, Canadian Tire, Home Depot, Reno Depot, Best Buy/Future Shop, Mark's Work Wearhouse, Winners, Staples/Business Depot, Home Outfitters and Reitmans. Going forward we anticipate that we will continue our path of aggressive growth."

Calloway's portfolio is now comprised of approximately 8.8 million square feet and an enterprise value of over $1.4 billion. We will continue to build Calloway for the long term The weighted average age of our buildings is only approximately 5 years. Over 64% of our term mortgage financing matures after 2013, with no more than 6.7% of the total term mortgage financing maturing within any one of the next nine

years. In addition, over 90% of total mortgages and loans payable is represented by term mortgage financing. Not only has this strategy enabled us to deliver higher returns to unitholders by way of increasing distributions, but we expect this strategy will deliver a sustainable and growing source of income and distributions to our unitholders in the future.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:
J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522




CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
March 15, 2005
FOR IMMEDIATE RELEASE

CALLOWAY ANNOUNCES CHANGE OF DIRECTORS

Calgary, Alberta, March 15, 2005 – Calloway Real Estate Investment Trust (TSX: CWT.UN) announced that John MacNeil has tendered his resignation as a Trustee of Calloway. John, who recently left his position at FirstPro Shopping Centres, was a FirstPro nominee to Calloway's Board of Trustees and will be replaced on Calloway's Board at a future time by a new FirstPro nominee. Mr. Al Mawani has been added to the Board of Calloway as a replacement, independent Trustee effective March 15, 2005. Mr. Mawani is currently President of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice- President of IPS Industrial Promotion Services Ltd., a private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer at Oxford Properties Group Inc., one of Canada's largest real estate companies, for 10 years.

Mr. Mawani is a chartered accountant and has a MBA from the University of Toronto. He is a member of the Financial Executives Institute and is a trustee of IPC US REIT (TSX) and Boardwalk REIT (TSX).

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

For further information, please contact:
J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
March 22, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES MARCH 2005 DISTRIBUTION

CALGARY, March 22, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of March 2005 of $0.105 per trust unit, representing $1.26 per unit on an annualized basis. Payment will be made on or about April 15, 2005 to unitholders of record on March 31, 2005.

As previously announced and subject to declaration by the trustees of Calloway, Calloway intends to increase its monthly distribution to Unitholders to $0.11333 per unit, representing $1.36 per unit on an annualized basis, commencing with the distribution for the month of April 2005 which is payable in May of 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on building a geographically diversified portfolio of high quality retail properties in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

FOR IMMEDIATE RELEASE
April 19, 2005
NOT FOR DISSEMINATION OVER UNITED STATES NEWSWIRE

$1.2 BILLION PROPERTY ACQUISITION ANNOUNCED BY CALLOWAY REIT

Calgary, April 19, 2005 – Calloway REIT (TSX: CWT.UN) announced today that its Board of Directors has approved conditional agreements with FirstPro Shopping Centres and Wal-Mart Canada Corp. to:

(a) acquire interests in 36 recently completed, large-format shopping centres, including a 60% interest in 8 Centres from Wal-Mart Canada Corp., and acquire development properties for 10 new shopping centres, totaling approximately 12 million square feet on completion, for consideration of approximately $1.2 billion;
(b) relocate its operations to Toronto from Calgary;
(c) take on part of FirstPro's leasing and development operations; and
(d) appoint a new senior management team with Simon Nyilassy (now at First Pro) in the role of President and CEO.

The result of this transaction to Calloway REIT will be:

(a) a doubling of its size from $1.2 billion to $2.4 billion in assets and 19 million square feet, upon completion,
(b) the transformation of Calloway into the dominant retail REIT for large format unenclosed centres, with a portfolio of 85 operating retail properties, with 70 anchored by a Wal-Mart store, and
(c) the introduction of an internal development team that initially will be responsible for over 2 million square feet of new development in 24 properties.

The acquisition is expected to close by June 30, 2005 and the transaction is subject to due diligence, unitholder approval and other customary conditions. FirstPro will continue to property manage all of the centres.

"This is clearly a great opportunity for Calloway and its unitholders as this transaction takes Calloway to the next level and provides a platform for continued growth. The strategic transition to Toronto will position Calloway's operations at the centre of real estate development and capital markets in Canada", says Michael Storey, current President and CEO of Calloway. He adds, "Upon completion of this deal, the board has approved the appointment of Simon Nyilassy as President and CEO. Mr. Nyilassy has spent 5 years as an Executive Vice President at developer FirstPro and has been a valuable member of Calloway's board since 2003. We welcome the addition that Mr. Nyilassy's experience with Canada's leading retail developer will bring."

The portfolio of properties being acquired includes some of Canada's prime retail properties. It includes properties in 8 of Canada's 10 provinces, including 28 (61%) in Ontario. Sixty percent of the 36 operating centres exceed 300,000 square feet in leaseable area, with 25% exceeding 500,000 square feet. Wal-Mart operates a department store in 33 of the 36 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today.

The 36 operating centres generate net rents of over $80 million per annum (Calloway's interest), will contain approximately 10.5 million square feet of retail space on completion and currently have approximately 8.3 million square feet leased. Alongside Wal-Mart, 25 of the 36 centres operate with at least one of Sam's Club, Loblaws, Sobeys, Rona, Home Depot and Canadian Tire as additional anchors. The 10 vacant sites will, following completion of development, also be anchored by Wal-Mart and/or other Canadian retailers. These properties are expected to achieve substantial completion within the next 1 to 3 years and will add a further 1.3 million square feet on completion.

"These properties are the dominant centres in their markets", says Nyilassy. He added, "A significant additional benefit is that Calloway will be completing the development of 24 of the 46 properties, with the potential for enhanced returns and accretion."

With this acquisition, Calloway's assets will have grown from $100 million in November of 2002 to $2.4 billion by the end of June 2005. Calloway's portfolio will be comprised of 85 operating shopping centres and 10 properties for the development of future shopping centres. This portfolio of predominately newly built properties, located in every province of Canada have financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates. This property and financial profile ensures predictability of cash flow and stability for Calloway unitholders. "In March 2005, we announced a 10 cent per unit annualized increase, to $1.36 per annum, as a result of our last acquisition. We anticipate that rental income from these 36 new centres will provide sufficient cash flow to increase our distributions for the second time this year", says Storey.

Mr. Mitchell Goldhar, owner of First Pro and owner of interests in all of the 46 properties as well as approximately 6 million units of Calloway, has announced his intention to subscribe for Class A and Class B units of a limited partnership to be formed by Calloway. The Class A units will be issued as consideration for current income producing assets while the Class B units represent future potential equity Mr. Mitchell Goldhar could obtain as development of the portfolio proceeds. Mr. Goldhar will be issued Special Voting Units of Calloway which provide votes, (but no equity participation), equal to the aggregate of the Class A and Class B units. As a result, Mr. Mitchell Goldhar will increase his equity interest in Calloway from approximately16% to as much as 30% and his voting interest in Calloway from approximately 16% to as much as 40%. The enhanced voting rights exist only for so long as the development process for the portfolio is in process and the aggregate voting rights will be, in general, equal to Mr. Goldhar's equity plus additional equity units he could receive from future developments. Mr. Mitchell Goldhar will also be granted the right, under certain circumstances, to receive additional voting units of Calloway in order to maintain his voting interest at a minimum of 25%. This right will expire at the end of five years unless an additional $750 million dollars in assets is transferred from FirstPro to Calloway (inclusive of assets acquired by Calloway under existing development agreements), in which case the 25% minimum voting right will extend for an additional five-year term. "A natural next step is being taken", says Mr. Goldhar.

The 36 completed centres include 9 properties in which Calloway will acquire a leasehold interest (see Schedule A for Transaction Details and Schedule B for breakdown of assets). The term of the ground leases will be from a minimum of 5 to a maximum of 35 years. FirstPro will have the right to terminate the nine ground leases in the event that at any time it controls less than 20% of the voting rights of Calloway or in the event that any third party acquires 20% of the voting rights of Calloway. In the event that the ground leases are terminated as a result of the foregoing, Calloway's assets would reduce by approximately 15%.

Calloway will hold a conference call on Tuesday, April 19, 2005 at 5:30pm Eastern Standard Time. Investors are invited to access the call by dialing 1-800-840-6238 – they will be required to identify themselves and their organization, or on whose behalf they are participating.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust that invests primarily in large format, unenclosed retail centres that are geographically diversified. As part of this transaction, Calloway will be seeking the approval of it's unitholders to re-organize the Trust into an open-ended real estate investment trust, together with such other changes as may be necessary or desirable to effect the transaction.

FirstPro Shopping Centres, is a private real estate development company which has, over the last 12 years, developed over 160 shopping centres across Canada, many of which are anchored by a new Wal-Mart discount department store. First Pro committed to the creation of centres designed for the incomes and lifestyles of all Canadians. First Pro currently has one representative on the Calloway Board of Trustees. As a result of Mr.

Mitchell Goldhar's financial interest in this transaction, the FirstPro representative will abstain from voting on this transaction.

Established in 1994 and headquartered in Mississauga, Ontario, **Wal-Mart Canada Corp.** operates a growing network of 256 discount stores and six SAM'S CLUBS in Canada. Since 2000, more than 100 Canadian communities have lobbied or petitioned to have a Wal-Mart store built in their communities. Three times during the past four years Wal-Mart Canada Corp. has been named the best retailer to work for in Canada by international human resources firm Hewitt Associates and Report on Business Magazine. In addition, the company has been ranked one of the country's most respected corporations (Ipsos-Reid) and Canada's most trusted major retailer (Reader's Digest and Ipsos Reid).

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:

Simon Nyilassy
Executive Vice President, Finance
FirstPro Shopping Centres
700 Applewood Crescent
Vaughan, Ontario L4K 5X3
Tel: (905) 760-6200 ext. 7649
Fax: (905) 760-6220

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release

SCHEDULE A
PROPOSED TRANSACTION DETAILS

The aggregate purchase price for the interests in the 46 properties will be approximately $1.2 billion and will be satisfied as follows:

1. By obtaining first mortgage financing, including the assumption of existing mortgage debt, in the amount of approximately $695 million;

2. By way of vendor take-back mortgage in the amount of approximately $27 million and by the payment of the balance in cash. Calloway intends to finance the cash portion through the issuance of new units and/ or convertible debentures.

3. Mr. Mitchell Goldhar intends to subscribe for up 13.5 million Class A units and up to 12.5 million Class B units of Calloway LP as partial payment for the purchase of his interests in the properties. Calloway LP will be a partnership between Calloway and FirstPro, in which Calloway will be the general partner.

4. In addition, Mr. Mitchell Goldhar will receive up to 26 million Special Voting Units of Calloway, which will be entitled to one vote per unit. Mr. Mitchell Goldhar will be granted the right, under certain circumstances, to receive additional special voting units of Calloway, to maintain his voting interest at 25%. Such rights will end after 5 years, but may be extended for an additional 5 years if FirstPro sells in excess of $750 million of assets to Calloway in the initial 5 year period, including expansions of existing centres.

5. In addition to the base purchase price, Calloway expects to incur approximately $40 million in costs resulting in an aggregate total cost to Calloway of approximately $1.24 billion.

In connection with the transaction, Calloway will have access to additional retail developments on the undeveloped lands connected to 26 of the 36 centres. Calloway will develop approximately 0.8 million square feet of additional retail properties in 14 of the centres and FirstPro will develop and Calloway will acquire from Wal-Mart and FirstPro approximately 1.4 million square feet of additional retail properties on the completion and rental of additional space on the remaining undeveloped lands.

The purchase price for the additional developments undertaken by FirstPro will be calculated by a formula that results in each acquisition being accretive to Calloway. FirstPro will have the option to finance up to 40% of the value of these properties, on completion, though the subscription for additional Class A units of Calloway LP. The pricing of these units will be subject to the approval of the Toronto Stock Exchange.

Calloway will acquire nine of the centres comprising approximately 3.1 million square feet of currently leased space and future development potential of approximately 0.6 million square feet, by way of 35 year ground leases, with title remaining with FirstPro. FirstPro will have the right to reduce the term of sets of three of these nine ground leases after each of five, seven and ten years and on up to all nine of the ground leases in the event that Mr. Mitchell Goldhar at any time holds less than 20% of the voting rights associated with Calloway's units or any other party acquires the voting rights with 20% of Calloway's units.

The Vendors may terminate the transactions in the event that a third party prior to closing initiates a transaction that could result in a change in the control of Calloway.

The transaction is conditional on the following: Calloway amending its declaration of trust to add a redemption feature to become an 'open-ended" mutual fund trust; forming a subsidiary limited partnership for use

in the acquisition of the new assets; amending its declaration of trust to provide FirstPro with three of nine Board members while it holds more than 25% of Calloway's units rather than 30% of Calloway's units as it currently provides. FirstPro will continue to be entitled to nominate two of eight Board members while it holds between 15% and 25% of Calloway's units and one of eight Board members while it holds between 5% and 15%.

SCHEDULE B
PROPOSED PROPERTY DETAILS

Property	Location	Ownership Interest %	Ownership Interest Net Rentable Area	(100% Interest) Net Rentable Area	(100% Interest) Upon Completion	Occupancy	Year Built	Major Retailers
Ontario - Greater Toronto Area								
1. First Pro Brampton East Wal-Mart Centre	Brampton, ON	100%	227,055	227,055	318,705	100.00%	1998	Wal-Mart, Winners, Staples
2. First Pro Etobicoke Wal-Mart Centre[2,3,4]	Etobicoke, ON	100%	293,670	293,670	304,670	100.00%	2002	Wal-Mart, Home Depot[1], Linens 'N Things, Best Buy
3. First Pro Markham Woodside Centre	Markham, ON	50%	162,901	325,801	325,801	100.00%	2003	Home Depot, Chapters, Staples, Michael's
4. First Pro Markham Woodside Centre Phase II	Markham, ON	50%	6,750	13,500	33,500	100.00%	2004	LCBO
5. First Pro Mississauga Wal-Mart Centre - South Common Mall[2,3,4]	Mississauga, ON	100%	287,061	287,061	289,925	97.46%	2004	Wal-Mart, Loblaws, Shoppers Drug Mart
6. First Pro Pickering Wal-Mart Centre[2,3,4]	Pickering, ON	100%	528,336	528,336	528,336	96.93%	2000	Wal-Mart, Sam's Club, Canadian Tire[1], Sobey's
7. First Pro Richmond Hill Wal-Mart Centre[2,3]	Richmond Hill, ON	50%	130,686	261,372	271,632	100.00%	2001	Wal-Mart, Dominion, Shoppers Drug Mart
8. First Pro Scarborough North Wal-Mart Centre	Scarborough, ON	100%	229,484	229,484	232,239	100.00%	2003	Wal-Mart, Cineplex Odeon, LCBO
9. First Pro Vaughan Wal-Mart Centre[2,3]	Vaughan, ON	85%	175,688	206,692	594,189	95.05%	1997	Wal-Mart, Home Outfitters, Future Shop
10. First Pro Whitby North Wal-Mart Centre[2,3,4]	Whitby, ON	40%	92,708	231,771	231,771	100.00%	2003	Wal-Mart, Loblaws[1], LCBO
11. First Pro Woodbridge - Piazza Del Sol	Woodbridge, ON	35%	146,591	418,830	430,545	97.71%	1998	Canadian Tire[1], Fortino's (Loblaws)[1], Best Buy, Sportchek
Ontario – Other								
12. First Pro Barrie South Wal-Mart Centre[2,3]	Barrie, ON	100%	359,137	359,137	369,137	100.00%	1994	Wal-Mart, Sobey's, Winners, Michael's
13. First Pro Bolton Wal-Mart Centre	Bolton, ON	40%	73,273	183,183	183,183	100.00%	2004	Wal-Mart, Loblaws[1]
14. First Pro Cambridge Wal-Mart Centre[2,3]	Cambridge, ON	100%	504,381	504,381	662,931	100.00%	1998	Wal-Mart, RONA, Canadian Tire[1]
15. First Pro Chatham Wal-Mart Centre	Chatham, ON	50%	90,367	180,734	252,524	100.00%	2004	Wal-Mart, Winners, Loblaws[1]
16. First Pro Hanover Wal-Mart Centre	Hanover, ON	100%	10,193	10,193	26,654	49.07%	2003	Wal-Mart[1], Loblaws[1], Marks Work Wearhouse
17. First Pro Kenora Wal-Mart Centre[6]	Kenora, ON	50%	40,441	80,881	85,881	100.00%	2005	Wal-Mart, Canadian Tire[1]
18. First Pro London North Wal-Mart Centre	London, ON	50%	124,265	248,529	545,949	94.57%	2003	Wal-Mart, Winners, Linens 'N Things, Old Navy
19. First Pro Midland Wal-Mart Centre	Midland, ON	100%	5,989	5,989	127,498	100.00%	2003	Wal-Mart1, Boston Pizza
20. First Pro Ottawa Wal-Mart Centre[2,3]	Ottawa, ON	50%	233,691	467,382	467,382	100.00%	1996	Wal-Mart, Loblaws, Future Shop, Chapters, Winners
21. First Pro Renfrew Wal-Mart Centre	Renfrew, ON	100%	10,971	10,971	18,771	100.00%	2003	Wal-Mart[1], Canadian Tire[1]
Quebec - Greater Montreal Area								
22. First Pro Laval West Wal-Mart Centre[6]	Laval (W), QC	50%	274,665	549,330	549,330	100.00%	2001	Wal-Mart, RONA, IGA[1], Home Outfitters, Canadian Tire[1]
23. First Pro Montreal Decarie Wal-Mart Centre	Montreal, QC	50%	112,362	224,724	264,724	100.00%	1999	Wal-Mart, Marks Work Wearhouse
24. First Pro Saint-Jerome Wal-Mart Centre[6]	Saint-Jerome, QC	50%	-	-	168,895	0.00%	2005	Wal-Mart[1], Home Depot[1]
25. First Pro Montreal North Wal-Mart Centre	Montreal, QC	100%	196,352	196,352	289,038	100.00%	2002	Wal-Mart, Winners, Marks Work Wearhouse

Property	Location	Ownership Interest %	Ownership Interest Net Rentable Area	(100% Interest) Net Rentable Area	Upon Completion	Occupancy	Year Built	Major Retailers
Quebec – Other								
26. First Pro Drummondville Wal-Mart Centre	Drummondville, QC	100%	47,543	47,543	51,543	100.00%	2003	Wal-Mart[1], Loblaws[1], CIBC
27. First Pro Hull Wal-Mart Centre	Hull, QC	49.9%	122,718	245,928	245,928	100.00%	1997	Wal-Mart, Cineplex Odeon[1], Staples
28. First Pro Saint-Constant Wal-Mart Centre	Saint-Constant, QC	40%	116,945	292,362	323,300	100.00%	2002	Wal-Mart, Home Depot[1], Metro Richelieu
British Columbia								
29. First Pro New Westminster Wal-Mart Centre	New Westminster, BC	100%	292,480	292,480	427,373	100.00%	2003	Wal-Mart, Home Outfitters, Best Buy
30. First Pro Prince George Wal-Mart Centre	Prince George, BC	100%	179,248	179,248	298,409	100.00%	2002	Wal-Mart, Canadian Tire[1], Home Depot[1]
Alberta								
31. First Pro Calgary Southeast Wal-Mart Centre	Calgary, AB	100%	215,399	215,399	219,218	100.00%	2002	Wal-Mart, London Drugs, Marks Work Wearhouse
Saskatchewan								
32. First Pro Regina East Wal-Mart Centre	Regina, SK	40%	148,230	370,574	374,637	100.00%	2000	Wal-Mart, Loblaws[1], RONA[1]
Manitoba								
33. First Pro Winnipeg South Wal-Mart Centre	Winnipeg, MB	40%	182,290	455,726	586,653	96.28%	2000	Wal-Mart, Safeway, Home Outfitters, Winners
Nova Scotia								
34. First Pro Bridgewater Wal-Mart Centre	Bridgewater, NS	100%	-	-	117,230	0.00%	2005	Wal-Mart[1], Canadian Tire[1]
35. First Pro Halifax - Bayers Lake Power Centre[6]	Halifax, NS	51%	79,242	155,377	155,377	100.00%	1998	Wal-Mart[1], Loblaws[1], Winners, Future Shop
Newfoundland								
36. First Pro Kenmount Wal-Mart Centre[6]	St John's, NL	50%	-	-	111,105	0.00%	2005[5]	Wal-Mart[1], Home Depot[1], Canadian Tire[1]
Total Retail Centres			**5,701,111**	**8,299,995**	**10,483,983**	**99.05%**		

Retail Development Properties	Province	%	Area Upon Completion	Acres	Year Built	Potential/Major Retailers
1. Cambridge	Ontario	100%	46,828	4.7	2004	Sam's Club[1], Home Depot[1]
2. Southwestern Ontario	Ontario	100%	135,248	15.6	2006[5]	To Be Announced
3. Niagara Region	Ontario	100%	16,200	1.7	2005[5]	To Be Announced
4. London	Ontario	100%	172,337	15.6	2004	Sam's Club[1]
5. Eastern Ontario	Ontario	100%	113,401	22.3	2006[5]	To Be Announced
6. St. Catharines	Ontario	100%	142,367	11.1	2006	
7. Welland	Ontario	100%	257,623	26.3	2006[5]	Wal-Mart
8. Dawson Creek	British Columbia	100%	63,000	5.8	2003	Wal-Mart[1]
9. Quesnel	British Columbia	100%	89,810	8.3	2003	Wal-Mart[1]
10. Newfoundland	Newfoundland	100%	262,642	31.3	2005[5]	To Be Announced
Total Retail Development Properties			**1,299,456**	**142.7**		

[1] Site is owned by others and no rent is paid to vendor by it

[2] Includes leasehold interests – Calloway may prepay annual lease payments due over 35-year term

[3] Vendor will have right to cancel lease under certain conditions
[4] 60% Freehold and 40% Leasehold
[5] Anticipated Opening
[6] Calloway already owns or has an option to acquire remaining interest


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
April 20, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES APRIL 2005 DISTRIBUTION

CALGARY, April 20, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of April 2005 of $0.11333 per trust unit, representing $1.36 per unit on an annualized basis. Payment will be made on or about May 16, 2004 to unitholders of record on April 29, 2004.

J. Michael Storey, President and CEO of Calloway Real Estate Investment Trust, "We are very pleased to be significantly increasing our distributions again. The strength of our tenant base combined with our long term financing results in a very stable cash flow going forward and hence the confidence to increase our monthly distributions."

For those investors wishing to replay our conference call of Tuesday April 19, 2005 announcing our proposed $1.2 Billion property acquisition, a recording is available until 11:59 pm (ET) on April 26, 2005. To access the recording please call (416) 626-4100 from the Toronto area, 1-800-558-5253 from elsewhere and use the reservation number 21245165.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust created to invest in a geographically diversified portfolio of income producing real property in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Calloway Real Estate Investment Trust Announces Acquisition, and Dispositions

CALGARY, ALBERTA - Calloway REIT (TSX: CWT.UN) announced today that it has entered into a binding agreement to purchase a 91,500 square foot new format shopping centre in Abbotsford, BC. The property is anchored by Sears Whole Home and Home Outfitters and is well located within a major retail node. The purchase price is approximately $16,500,000 and the purchase is expected to close mid May.

Calloway also announced that it has completed the disposition of its Collingwood Plaza in Calgary, Alberta and has entered into a binding agreement to sell three industrial buildings in Winnipeg, Manitoba (110 Lowson Crescent, 1000 Waverley Street and 1300 Church Street), with closing anticipated by mid May. Net proceeds from the sale of all 4 properties were approximately $10,314,000 resulting in an estimated gain on sale of $1,144,000, or 11.1%.

Mr. Michael Storey, President and CEO said, "Calloway continues to strategically pursue accretive acquisition opportunities in the Canadian marketplace. The sale of these non-core properties and subsequent re-investment of the proceeds in a contemporary, well-tenanted unenclosed shopping centre with long term leases reflects Calloway's focused strategy of investing in high quality retail assets."

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust established to focus its acquisition activities on acquiring, holding and managing income producing real property in Canada.

Calloway Real Estate Investment Trust
855-8th Ave SW, Suite 310
Calgary, AB T2P 3P1

FOR FUTHER INFORMATION PLEASE CONTACT:
Calloway Real Estate Investment Trust
J. Michael Storey
President and Chief Executive Officer
(403) 266-6442
(403) 266-6522 (fax)

Website: www.callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Calloway Announces Refinements for $1.2 Billion Acquisition, expected to close in June, 2005.

May 11, 2005

Calloway REIT is pleased to announce enhancements to the previously announced $1.2 billion acquisition of some of Canada's prime retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., one of the largest transactions to date by a Canadian REIT. The changes, which follow discussions with significant unitholders, are described in detail below and include an increase in the number of freehold properties to 42 from 37 and a reduction in the number of leasehold properties to three from nine. Also, the Class B votes will be eliminated. Additional voting units may be acquired by Mr. Mitchell Goldhar, owner of FirstPro Shopping Centres, as development "earn outs" are completed, as explained below.

Mr. Mitchell Goldhar said, "All investor input matters - building consensus as Calloway grows is a principle we endorse."

Goodman & Company, Investment Counsel Ltd. has indicated that it and other institutional investors who together have a significant equity stake in Calloway REIT support this revised transaction, subject to a review of the information circular. Mr. Oscar Belaiche, Vice President and Portfolio Manager of Goodman & Company said "We have worked in good faith with all parties involved to reach terms satisfactory to our unitholders."

Guardian Capital LP and Middlefield Group together, have indicated that they support the revised transaction, subject to a review of the information circular. Mr. John Priestman, Managing Director of Guardian Capital LP said "We are pleased with the way both parties worked together to create an acceptable transaction for our unitholders."

Calloway will acquire interests in eight million square feet of existing, newly constructed retail space in 35 shopping centres, for consideration of approximately $1.09 billion. Calloway will also acquire lands for the construction of an additional 10 centres, with 1.3 million square feet of retail space on completion, for consideration of approximately $ 42 million. As partial payment of the consideration for the transaction, Mr. Mitchell Goldhar, owner and CEO of FirstPro Shopping Centres, will be issued approximately 10.2 million Class A units of Calloway LP and other vendors will be issued approximately 3 million Class A units of Calloway LP, with each such unit carrying one vote at the Calloway REIT level.

The portfolio of properties being acquired includes properties in eight of Canada's ten provinces, with 27 of 45 (or 60%) in Ontario. Twenty one of the 35 operating centres (60%) exceed 300,000 square feet in leaseable area, with nine (25%) exceeding 500,000 square feet. Approximately 66% of these centres are strategically located in the major metropolitan markets of Greater Toronto, Greater Montreal, Greater Vancouver, Calgary, Ottawa-Hull, Regina, Winnipeg and Halifax, with much of the balance located in such prosperous markets as Barrie, London and Cambridge. The

properties being acquired will generate net rents of approximately $74 million per annum at closing. Net rents are expected to increase to approximately $110 million per annum on completion of development of all 45 of the centres.

Wal-Mart operates a department store in 32 of the 35 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today. Alongside Wal-Mart, 24 of the 35 centres operate with at least one of Loblaws, Sobeys, Rona, Home Depot, Canadian Tire and Sam's Club as additional anchors. Calloway anticipates that the 10 vacant development sites will, also be anchored by Wal-Mart and/or other major Canadian retailers, following completion of development.

"The 35 operating properties are some of the best large-format, shopping centres in Canada", says Nyilassy. He added, "The 10 vacant development sites provide Calloway with a built in pipeline for future accretive growth. We are excited with Calloway's future."

As part of the transaction, Calloway will also:

(a) relocate its operations to Toronto from Calgary;
(b) assume part of FirstPro's leasing and development operations; and
(c) appoint a new senior management team with Simon Nyilassy (now at FirstPro) in the role of President and CEO

"A shopping centre portfolio of this quality, size and scope would normally take years to assemble. We are fortunate to have the opportunity to acquire this portfolio in a single transaction that will transform Calloway and provide a platform for continued growth." says Michael Storey, current President and CEO of Calloway. He adds, "Calloway is cleared for take-off."

The transaction will double Calloway's assets, to approximately $2.4 billion from approximately $1.2 billion, and transform Calloway into a dominant retail REIT for newly constructed, large format, unenclosed shopping centres. Upon completion of the transaction, Calloway will have a portfolio of 84 operating centres and 10 vacant development sites, which will contain approximately 20.5 million square feet on completion. This portfolio of predominately newly built properties, located in every province of Canada, have financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates. This property and financial profile ensures predictability of cash flow and stability for Calloway unitholders.

"In March 2005, we announced a 10 cent per unit annualized increase, to $1.36 per annum, as a result of our last acquisition. We anticipate that rental income from these 35 new centres will provide sufficient cash flow to increase our distributions for the second time this year", says Mr. Michael Storey.

Mr. Mitchell Goldhar, who now controls approximately six million Calloway units (approximately 16%), will, control approximately 16 million voting units upon closing of the transaction, representing an economic and voting interest in Calloway of approximately 27%. Prior to this transaction, Mr. Goldhar is able to increase his interest in Calloway to approximately 26%, as the remaining development value inherent in the properties already acquired by Calloway is realized on completion of the centres. After closing of the transaction, Mr. Goldhar will be able

to increase his economic and voting interests in Calloway to as much as 40%, as the existing and new developments are completed.

An information circular is anticipated to be mailed to unit holders on or about May 27, 2005, for a special and annual meeting to be held on or about June 22, 2005 to, among other matters, approve the transaction. The transaction is conditional on the approval of the unitholders of Calloway. Mr. Goldhar, FirstPro and all affiliated persons and companies will not be entitled to vote on the transaction.

Calloway has also appointed a Special Committee comprised of 4 of its independent Trustees with a mandate to comply with the requirements of Ontario Securities Commission Rule 61-501, in particular to obtain an independent valuation of the properties being acquired and the consideration that Calloway will be paying to related parties in connection with the acquisition. The Special Committee is in the process of retaining an independent financial advisor to prepare the required valuation of the transaction. The valuation and disclosure of the Special Committee's deliberations, conclusions and recommendations will be included in the information circular.

The changes to the previously announced transaction are as follows:

a) The number of leasehold properties will be reduced to three from nine, as follows:
   i) Calloway will no longer be acquiring an interest in the FirstPro Richmond Hill Wal-Mart Centre and will be acquiring a 60% freehold interest in each of the FirstPro Mississauga Wal-Mart Centre - South Common Mall and FirstPro Pickering Wal-Mart Centres, rather than 60% freehold and 40% leasehold interest in these properties;
   ii) Calloway will be acquiring freehold, rather than leasehold, interests in FirstPro Vaughan Wal-Mart Centre, FirstPro Whitby North Wal-Mart Centre and FirstPro Ottawa Wal-Mart Centre;
   iii) Calloway's interest in FirstPro Barrie South Wal-Mart Centre, FirstPro Cambridge Wal-Mart Centre and 40% of FirstPro Etobicoke Wal-Mart Centre will continue to be by way of 35 year operating leases, which will represent approximately 8% of Calloway's rent after completion of the transaction. After ten years (previously five years), it will have the option to cancel the balance of the term on the leasehold properties by paying to Calloway the then market value of a 35 year leasehold interest in the properties. In the event that a third party acquires greater than 20% of the issued and outstanding units of Calloway, FirstPro will have the right to immediately terminate the operating leases on payment to Calloway of the unamortized value of the leasehold property;
b) The terms of the "earn-out" arrangements for future developments will be amended to eliminate the voting rights associated with the Class B units of Calloway LP;
c) Mr. Mitchell Goldhar will join the board of trustees of Calloway on completion of the transaction; and
d) Mr. Goldhar's right to extend his minimum 25% voting interest from five to ten years will now occur only after FirstPro has sold to Calloway at least an additional $800 million of freehold interests in shopping centres in which it has an ownership interest, in the five years after closing of the transaction, and provided that Mr. Goldhar remains a Calloway trustee and maintains ownership of the lesser of 20 million or 20% of the Calloway units or Class A units of Calloway LP.

The transaction remains conditional on required approvals, due diligence and acceptable financing arrangements.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust that invests primarily in large format, unenclosed retail centres that are geographically diversified. As part of this transaction, Calloway will be seeking the approval of it's unitholders to re-organize the Trust into an open-ended real estate investment trust, together with such other changes as may be necessary or desirable to effect the transaction.

FirstPro Shopping Centres, is a private real estate development company which has, over the last 12 years, developed over 160 shopping centres across Canada, many of which are anchored by a new Wal-Mart discount department store. FirstPro committed to the creation of centres designed for the incomes and lifestyles of all Canadians. FirstPro currently has one representative on the Calloway Board of Trustees. As a result of Mr. Mitchell Goldhar's financial interest in this transaction, the FirstPro representative will abstain from voting on this transaction.

Established in 1994 and headquartered in Mississauga, Ontario, **Wal-Mart Canada Corp.** operates a growing network of 256 discount stores and six SAM'S CLUBS in Canada. Since 2000, more than 100 Canadian communities have lobbied or petitioned to have a Wal-Mart store built in their communities. Three times during the past four years Wal-Mart Canada Corp. has been named the best retailer to work for in Canada by international human resources firm Hewitt Associates and Report on Business Magazine. In addition, the company has been ranked one of the country's most respected corporations (Ipsos-Reid) and Canada's most trusted major retailer (Reader's Digest and Ipsos Reid).

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:

Simon Nyilassy
Executive Vice President, Finance
FirstPro Shopping Centres
700 Applewood Crescent
Vaughan, Ontario L4K 5X3
Tel: (905) 760-6200 ext. 7649
Fax: (905) 760-6220

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Prior to the effect of the proposed transaction, we estimate the portion of distributions in 2005 that will be taxed as income is 47%, the portion that will be taxed as capital gain is 28%, and the portion that will be taxed as return of capital is 25%.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust that invests primarily in large format, unenclosed retail centres that are geographically diversified. As part of this transaction, Calloway will be seeking the approval of it's unitholders to re-organize the Trust into an open-ended real estate investment trust, together with such other changes as may be necessary or desirable to effect the transaction.

FirstPro Shopping Centres, is a private real estate development company which has, over the last 12 years, developed over 160 shopping centres across Canada, many of which are anchored by a new Wal-Mart discount department store. FirstPro committed to the creation of centres designed for the incomes and lifestyles of all Canadians. FirstPro currently has one representative on the Calloway Board of Trustees. As a result of Mr. Mitchell Goldhar's financial interest in this transaction, the FirstPro representative will abstain from voting on this transaction.

Established in 1994 and headquartered in Mississauga, Ontario, **Wal-Mart Canada Corp.** operates a growing network of 256 discount stores and six SAM'S CLUBS in Canada. Since 2000, more than 100 Canadian communities have lobbied or petitioned to have a Wal-Mart store built in their communities. Three times during the past four years Wal-Mart Canada Corp. has been named the best retailer to work for in Canada by international human resources firm Hewitt Associates and Report on Business Magazine. In addition, the company has been ranked one of the country's most respected corporations (Ipsos-Reid) and Canada's most trusted major retailer (Reader's Digest and Ipsos Reid).

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:

Simon Nyilassy
Executive Vice President, Finance
FirstPro Shopping Centres
700 Applewood Crescent
Vaughan, Ontario L4K 5X3
Tel: (905) 760-6200 ext. 7649
Fax: (905) 760-6220

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release

DATE: May 13, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)
COMPANY: Calloway Real Estate Investment Trust.

CALLOWAY REAL ESTATE INVESTMENT TRUST – FIRST QUARTER RESULTS
FOR IMMEDIATE RELEASE: May 13, 2005, Calgary, AB

Calloway Real Estate Investment Trust is pleased to report its financial results for the three months ending March 31, 2005 and continues its history of significant strategic growth.

During the quarter, Calloway's asset base increased 21% as a result of the completion of three separate asset acquisitions following the successful divestiture of two non core properties. The asset acquisitions included the purchase of ten retail properties for a total acquisition cost of $252 million. The portfolio increased from 55 properties with 7.5 million net square feet of rentable area at the end of December 31, 2004 to 63 properties comprising 8.8 million net square feet at March 31, 2005.

This growth has continued into the second quarter. In a landmark transaction, Calloway has entered into agreements to acquire freehold and leasehold interests in $1.1 billion of assets from First Pro Group of Companies and Wal-Mart Canada Realty Inc. comprised of 35 operating shopping centres and 10 parcels of development land. These properties include 5.2 million net square feet of rentable area with a further developable area of approximately 3.0 million net square feet. We have continued with our strategy of focusing on retail properties by disposing of one non-core retail property and have entered into an agreement to sell three industrial properties.

With the dramatic growth of our portfolio, real estate assets increased from $994 million as at December 31, 2004 to $1,198 million as at March 31, 2005. Revenues increased more than three fold from $10.9 million for the three months ending March 31, 2004 to $33.5 million for the three months ending March 31, 2005. Net income from continuing operations decreased from $2.4 million for the three months ending March 31, 2004 to $1.6 million for the three months ending March 31, 2005. Net income was affected significantly by certain changes in accounting policies for allocation of purchase price of acquisitions to tenant improvements and intangibles and for the write-off of unamortized balance of intangibles for vacated tenant space. More importantly, distributable income increased from $5.2 million for the three months ending March 31, 2004 to $12.1 million for the three months ending March 31, 2005 an increase of 130%. Distributable income per unit increased from $0.31 for the three months ended March 31, 2004 to $0.35 for the three months ended March 31, 2005 an increase of 13%. The annualized distribution rate increased from $1.26 at December 31, 2004 to $1.36 commencing with the April 2005 distribution, an increase of 7.9%.

Occupancy rates were as follows during the period: March 31, 2005 – 97.2%; December 31, 2004 – 97.8%; March 31, 2004 – 98.8%.

Prior to the effect of the proposed transaction, we estimate the portion of distributions in 2005 that will be taxed as income is 47%, the portion that will be taxed as capital gain is 28%, and the portion that will be taxed as return of capital is 25%.

Full reports of the financial results are outlined in the financial statements and management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Monday May 16, 2005 at 11:00am Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-888-722-1090. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available May 16 beginning at 1:00 pm (ET) through to 11:59pm (ET) on May 21. To access the recording please call 1-800-558-5253 and use the reservation number 21247131.

For further information with respect to the above, contact:

J. Michael Storey — Tel: (403) 266-6437
Calloway Real Estate Investment Trust — Fax: (403) 266-6522
310, 855 - 8th Avenue SW
Calgary, Alberta T2P 3P1

The TSX has neither approved nor disapproved of the information contained herein.

Calloway Announces its Special Committee has Retained Independent Valuator for Previously Announced Related Party Acquisition

May 19, 2005

Calloway Real Estate Investment Trust ("Calloway") (TSX: CWT.UN) announces that the Special Committee of its Board of Trustees, established with a mandate to comply with the requirements of Ontario Securities Commission Rule 61-501 ("Rule 61-501") and comprised of four independent trustees, has entered into an agreement formally retaining RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, to serve as independent valuator in connection with the preparation of valuations compliant with Rule 61-501 for purposes of valuating the properties being acquired and the non-cash consideration involved in Calloway's previously announced acquisition of some of Canada's prime retail properties from FirstPro Shopping Centres ("FirstPro") and Wal-Mart Canada Realty Inc. for approximately $1.09 billion (the "Transaction").

Mr. Mitchell Goldhar, owner of FirstPro, currently controls approximately 16% of the outstanding trust units of Calloway and will, upon closing of the Transaction, hold an economic and voting interest in Calloway of approximately 27% which may be increased further in certain circumstances. Because of Mr. Goldhar's ownership of FirstPro and his current holding of Calloway, the Transaction is considered to be a related party transaction under Rule 61-501 and requires the independent valuations referred to above.

The Special Committee will receive and review RBC's valuations, which will be presented to Calloway unitholders in the information circular sent to them for purposes of approving the Transaction by the minority unitholders.

Calloway is an unincorporated closed-end real estate investment trust that invests primarily in large format, unenclosed retail centres that are geographically diversified. As part of this Transaction, Calloway will be seeking the approval of it's unitholders to re-organize the Trust into an open-ended real estate investment trust, together with such other changes as may be necessary or desirable to effect the Transaction.

For further information, please contact:

J. Michael Storey,
President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
May 20, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES MAY 2005 DISTRIBUTION

CALGARY, May 20, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of May 2005 of $0.11333 per trust unit, representing $1.36 per unit on an annualized basis. Payment will be made on or about June 15, 2005 to unitholders of record on May 31, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust created to invest in a geographically diversified portfolio of income producing real property in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
June 9, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES PRIVATE PLACEMENT

Not for distribution to U.S. News wire services or dissemination in the U.S.

CALGARY, June 9, 2005 – Calloway REIT (TSX: CWT.UN) today announced that it has agreed to increase its previously announced offering of Subscription Receipts. Calloway will issue 11,336,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600 pursuant to the terms of an agency agreement. The proceeds will be used to fund a portion of the cash component of the purchase price of the previously announced acquisition of 35 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart and 10 parcels of development lands from FirstPro (the "Acquisition"). The balance of the cash component will be financed by new term mortgage and other debt facilities. Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale, led by CIBC World Markets Inc. and including Scotia Capital Inc., Desjardins Securities Inc., RBC Capital Markets, Merrill Lynch Canada Inc and National Bank Financial Inc. on an agency basis, will be completed by way of a private placement subject to applicable resale restrictions. The sale is scheduled to close on June 22, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:
J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws, and, except pursuant to an applicable exemption from registration requirements, may not be offered, sold or delivered, directly or indirectly, in the United States of America or its territories or possessions or to of for the account or benefit of any U.S. person. This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
June 21, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JUNE 2005 DISTRIBUTION

CALGARY, June 21, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of June 2005 of $0.11333 per trust unit, representing $1.36 per unit on an annualized basis. Payment will be made on or about July 15, 2005 to unitholders of record on June 30, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust created to invest in a geographically diversified portfolio of income producing real property in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
June 22, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Not for distribution to U.S. News wire services or dissemination in the U.S.

CALGARY, June 22, 2005 – Calloway REIT (TSX: CWT.UN) today announced that it has closed the sale of 11,336,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600 pursuant to the terms of an agency agreement. The proceeds will be used to fund a portion of the cash component of the purchase price of the previously announced acquisition of 35 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart and 10 parcels of development lands from FirstPro (the "Acquisition"). The balance of the cash component will be financed by new term mortgages and other debt facilities. Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale, led by CIBC World Markets Inc. and including Scotia Capital Inc., Desjardins Securities Inc., RBC Capital Markets, Merrill Lynch Canada Inc and National Bank Financial Inc. on an agency basis, was completed by way of a private placement subject to applicable resale restrictions.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 - 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws, and, except pursuant to an applicable exemption from registration requirements, may not be offered, sold or delivered, directly or indirectly, in the United States of America or its territories or possessions or to of for the account or benefit of any U.S. person. This press release does not constitute an offer to sell or solic itation of an offer to buy any of the securities nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
July 8, 2005
FOR IMMEDIATE RELEASE

CALLOWAY ACQUIRES 45 PROPERTIES

Calgary, Alberta, July 8, 2005 – Calloway Real Estate Investment Trust (TSX: CWT.UN) announced that it has completed its previously announced acquisition of some of Canada's prime retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., one of the largest transactions to date by a Canadian REIT.

Calloway has acquired interests in approximately eight million square feet of existing, newly constructed retail space in 35 shopping centres, for consideration of approximately $1.12 billion. Calloway also acquired lands or options to acquire lands for the construction of an additional 10 centres, with 1.2 million square feet of retail space on completion, for consideration of approximately $42 million. As partial payment of the consideration for the transaction, Mr. Mitchell Goldhar, owner and CEO of FirstPro Shopping Centres, has been issued 9,571,491 Class B units of Calloway LP and other vendors will be issued 2,297,526 Class B units of Calloway LP, with each such unit carrying one vote at the Calloway REIT level.

A portion of the cash component for the acquisition was funded from the proceeds of the private placement of Subscription Receipts, closed by Calloway on June 22, 2005. These Subscription Receipts were converted into 11,336,000 Units of Calloway concurrently with the closing of the acquisition. Certificates representing the Units issued on conversion of the Subscription Receipts will be available for delivery commencing on July 12, 2005. As a result of the conversion of Subscription Receipts into units of Calloway, there are currently 49,422,645 units of Calloway issued and outstanding.

The portfolio of properties acquired includes properties in eight of Canada's ten provinces, with 27 of 45 (or 60%) in Ontario. Twenty one of the 35 operating centres (60%) exceed 300,000 square feet in leaseable area, with nine (25%) exceeding 500,000 square feet. Approximately 66% of these centres are strategically located in the major metropolitan markets of Greater Toronto, Greater Montreal, Greater Vancouver, Calgary, Ottawa-Hull, Regina, Winnipeg and Halifax, with much of the balance located in such prosperous markets as Barrie, London and Cambridge. The properties acquired will generate net rents of approximately $75.8 million per annum at closing. Net rents are expected to increase to approximately $113.7 million per annum on completion of development of all 45 of the centres.

Wal-Mart operates a department store in 32 of the 35 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today. Alongside Wal-Mart, 24 of the 35 centres operate with at least one of Loblaws, Sobeys, Rona, Home Depot, Canadian Tire and Sam's Club as additional anchors. Calloway anticipates that the 10 vacant development sites will also be anchored by Wal-Mart and/or other major Canadian retailers, following completion of development.

As a result of the transaction, Calloway will also be:

(a) relocating its operations to Toronto from Calgary; and
(b) assuming part of FirstPro's leasing and development operations;

In addition, Mr. Simon Nyilassy (formerly EVP Finance at First Pro) has been appointed to the role of President and CEO, replacing Mr. Michael Storey, who remains as a Trustee.

The acquisition doubles Calloway's assets to approximately $2.4 billion from approximately $1.2 billion, and transforms Calloway into a dominant retail REIT for newly constructed, large format, unenclosed shopping centres. Calloway now has a portfolio of 84 operating centres and 10 vacant development sites, which will contain approximately 20.5 million square feet on completion. This portfolio of predominately newly built properties, located in every province of Canada, has financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates. This property and financial profile ensures predictability of cash flow and stability for Calloway unitholders.

In connection with the acquisition, Mr. Mitchell Goldhar through various affiliates acquired 9,571,491 Class B Exchangeable Units of Calloway LP, 8,038,110 Class C Exchangeable Units of Calloway LP and 9,571,491 Special Voting Units of Calloway. Mr. Goldhar through an affiliate also received the right to acquire approximately 2,300,000 units of Calloway on the completion and rental of certain properties. Mitchell Goldhar holds 6,219,125 units of the REIT, representing approximately 12.6% of the total issued and outstanding units of the REIT which, together with the Class B Exchangeable Units and associated Special Voting Units represent a 25.8% voting interest in Calloway. With the right to acquire Calloway units or Class B Exchangeable Units and associated Special Voting Units on the completion and rental of certain properties, Mr. Goldhar will be able to increase his economic and voting interest in Calloway to as much as 42.9% as such properties are completed and rented. Mr. Goldhar has no present intention of acquiring any additional units or securities convertible or exchangeable into units other than pursuant to the foregoing. A report under National Instrument 62-103 further detailing Mr. Goldhar's holdings in Calloway will be filed within two business days on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. A copy may also be obtained by contacting David Taras of First Pro at 905 760 6200.

Mr. David Carpenter and Mr. Ken Delf have resigned as trustees of Calloway. Their hard work and direction as trustees has been greatly appreciated. Mr. Mitchell Goldhar and Mr. Peter Forde have joined the board of trustees as FirstPro appointees. Mr. Forde is a chartered accountant and is Executive Vice President, Finance and Administration of FirstPro. Mr. Michael Young will remain as a trustee and has also been designated as a FirstPro appointee.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
July 20, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JULY 2005 DISTRIBUTION

CALGARY, July 20, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of July 2005 of $0.11333 per trust unit, representing $1.36 per unit on an annualized basis. Payment will be made on or about August 15, 2005 to unitholders of record on July 29, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust created to invest in a geographically diversified portfolio of income producing real property in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522



Press Release
July 28, 2005
FOR IMMEDIATE RELEASE

CALLOWAY ANNOUNCES DISTRIBUTION INCREASE

CALGARY, July 28, 2005 – Calloway REIT (TSX: CWT.UN) today announced that, subject to declaration by the trustees of Calloway, the REIT intends to increase its monthly distribution to Unitholders to $0.12083 per Unit commencing with the distribution for the month of August 2005 which is payable in September of 2005. This distribution increase represents a $0.09 increase on an annualized basis and increases Calloway's annualized distributions to $1.45 per unit.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Keith N. McRae, Director of Operations
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release

DATE: August 8, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)
COMPANY: Calloway Real Estate Investment Trust

CALLOWAY ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

FOR IMMEDIATE RELEASE: August 8, 2005, Toronto, ON

Calloway Real Estate Investment Trust announced today that Mr. Marc Charlebois has been appointed to the position of Chief Operating Officer of the Trust effective September 1, 2005. Mr. Charlebois is currently Chief Operating Officer of a Toronto based real estate development and asset manager, specializing in retail and entertainment based centres. He has over 15 years experience in the real estate industry, covering all areas of operations, including leasing, development, construction and property management.

Mr. Charlebois has a MBA from Queen's University and has a Bachelor of Industrial Engineering and Management from the Royal Military College of Canada. He will be located in Calloway's Toronto offices.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the acquisition of high quality retail properties.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 100
Vaughan, ON L4K 5X3
Tel: (905) 326-6400


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release

DATE: August 10, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)
COMPANY: Calloway Real Estate Investment Trust.

CALLOWAY REAL ESTATE INVESTMENT TRUST – SECOND QUARTER RESULTS
FOR IMMEDIATE RELEASE: August 10, 2005, Calgary, AB

Calloway Real Estate Investment Trust is pleased to report its financial results for the three months ending June 30, 2005 and continues its history of significant strategic growth.

During the quarter, Calloway continued its focus on the acquisition and ownership of high quality retail properties by entering into agreements to acquire freehold and leasehold interests in $1.2 billion of assets from First Pro Group of Companies, Wal-Mart Canada Realty Inc. and other vendors. The assets are comprised of 35 operating shopping centres and 10 parcels of development land. These properties include 5.4 million net square feet of rentable area with a further developable area of approximately 2.7 million net square feet. This landmark transaction closed on July 8, 2005, resulting in the doubling of the size of Calloway.

Calloway has also continued with its strategy of focusing on retail properties by disposing of three industrial properties and one non-core retail property during the quarter. The proceeds from these dispositions were used to acquire a 91,248 square foot retail property in Abbotsford, BC.

Revenues increased 75% from $20.3 million for the three months ending June 30, 2004 to $35.5 million for the three months ending June 30, 2005. Net income increased from $3.7 million for the three months ending June 30, 2004 to $4.6 million for the three months ending June 30, 2005. More importantly, distributable income increased from $8.8 million for the three months ending June 30, 2004 to $13.6 million for the three months ending June 30, 2005 an increase of 54%. Distributable income per unit (basic) increased from $0.335 for the three months ended June 30, 2004 to $0.367 for the three months ended June 30, 2005 an increase of 10%. On a diluted basis, distributable income increased 18% over the same period in 2044, from $0.303 per unit for the three months ended June 30, 2004 to $0.357 per unit for the three months ended June 30, 2005. The annualized distribution rate increased from $1.26 at December 31, 2004 to $1.36 commencing with the April 2005 distribution, an increase of 7.9%.

Occupancy rates were as follows during the period: June 30, 2005 – 98.4%: March 31, 2005 – 97.2%; December 31, 2004 – 97.8%; June 30, 2004 – 99.3%.

Full reports of the financial results are outlined in the financial statements and management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Thursday August 11, 2005 at 9:00am Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-888-633-8341. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available August 11 beginning at 12:00 pm (ET) through to 11:59pm (ET) on August 18. To access the recording please call 1-800-558-5253 and use the reservation number 21257475.

For further information with respect to the above, contact:

Simon Nyilassy, President and CEO — Tel: (905) 326-6400
Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughn, ON L4K 5X3

Mark Suchan, Chief Financial Officer — Tel: (403) 266-6439
Calloway Real Estate Investment Trust — Fax: (403) 266-6522
310, 855 - 8th Avenue SW
Calgary, AB T2P 3P1

The TSX has neither approved nor disapproved of the information contained herein.


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
August 19, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES AUGUST 2005 DISTRIBUTION

CALGARY, August 19, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of August 2005 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about September 15, 2005 to unitholders of record on August 31, 2005.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
September 9, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES PROSPECTUS FILING

CALGARY, September 9, 2005 – Calloway REIT (TSX: CWT.UN) today announced that it has filed a preliminary base shelf short form prospectus qualifying up to $2 billion in debt or equity securities from time to time over the 25 months that the base shelf prospectus remains valid and that it intends to file a preliminary prospectus supplement qualifying five year Series A Senior Unsecured Debentures under the preliminary base shelf prospectus. A syndicate led by RBC Dominion Securities Inc. and including Scotia Capital Inc. will act as agents for the sale of the Series A Debentures. Calloway anticipates that it will raise gross proceeds of approximately $150 million from the sale of Series A Debentures.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
Tel: (905) 326-6400 (ext. 7649)
The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

Not for distribution to U.S. News wire services or dissemination in the U.S.


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
September 15, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES FINAL SIZE AND PRICING TERMS OF ITS INAUGURAL SENIOR UNSECURED DEBENTURE OFFERING

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE
UNITED STATES OR OVER UNITED STATES WIRE SERVICES

CALGARY, ALBERTA (September 15, 2005) – Calloway REIT (TSX: CWT.UN) announced today that it has agreed to issue, on an agency basis, $200 million principal amount of Series A senior unsecured debentures (the "Debentures") with a maturity date of September 22, 2010 and a coupon rate of 4.51%. The issue, as a result of strong investor demand, was upsized from the originally intended issue size of $150 million. A syndicate led by RBC Capital Markets and including Scotia Capital Inc. acted as agents for the sale of the Debentures. Closing of this issue is expected on or about September 22, 2005. This offering is being made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds from the issue will be used primarily to pay down outstanding credit facilities and for general trust purposes. The Debentures have been rated BBB (Stable) by Dominion Bond Rating Services.

"We are thrilled to be coming to the market with our first senior unsecured debt offering," commented Simon Nyilassy, President and CEO. "This provides Calloway with a new and important source of capital to fund our growth as Canada's largest owner of large format unenclosed retail properties."

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.4 billion. It has ownership interests in a portfolio of 84 retail properties and 4 industrial properties across Canada containing an aggregate of approximately 14.2 million square feet.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
Tel: (905) 326-6400 (ext. 7649)


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
September 20, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES SEPTEMBER 2005 DISTRIBUTION

CALGARY, September 20, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of September 2005 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about October 17, 2005 to unitholders of record on September 30, 2005.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Keith N. McRae
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6438
Fax: (403) 266-6522

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
September 22, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST RAISES $200,000,000 FROM ITS INAUGURAL SENIOR UNSECURED DEBENTURE OFFERING

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE
UNITED STATES OR OVER UNITED STATES WIRE SERVICES

CALGARY, ALBERTA (September 22, 2005) – Calloway REIT (TSX: CWT.UN) announced today that it has closed its previously announced offering of $200 million Series A senior unsecured debentures (the "Debentures") with a maturity date of September 22, 2010 and a coupon rate of 4.51%. A syndicate led by RBC Capital Markets and including Scotia Capital Inc. acted as agents for the sale of the Debentures. The offering was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds to Calloway, after deducting the agents' fee, was $199.256 million which will be used to pay down outstanding credit facilities and for general trust purposes. The Debentures have been rated BBB (Stable) by Dominion Bond Rating Services.

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.4 billion. It has ownership interests in a portfolio of 84 retail properties and 4 industrial properties across Canada containing an aggregate of approximately 14.2 million square feet.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
Tel: (905) 326-6400 (ext. 7649)
The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.
Not for distribution to U.S. News wire services or dissemination in the U.S.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Calloway REIT Third Quarter 2005 Results and Conference Call

TORONTO, Oct. 11, 2005 - Calloway REIT (TSX: CWT.UN) announced today that it will issue its financial results for the three and nine months ended September 30, 2005 on the afternoon of Wednesday, November 9, 2005.

Calloway will hold a conference call on Thursday November 10, 2005 at 10:00am Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-888-424-1784. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available November 10, 2005 beginning at 12:00 pm (ET) through to 11:59 pm (ET) on November 17, 2005. To access the recording please call 1-800-558-5253 and use the reservation number 21264765.

FOR FURTHER INFORMATION PLEASE CONTACT:

Calloway Real Estate Investment Trust
Simon Nyilassy
President and CEO
(905) 326-6400 ext. 7649
or
Calloway Real Estate Investment Trust
Mark Suchan
Chief Financial Officer
(403) 266-6439
Website: www.callowayreit.com
or
Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
(905) 326-6400
(905) 326-0783 (FAX)


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
October 19, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES OCTOBER 2005 DISTRIBUTION

CALGARY, October 19, 2005 – Calloway REIT (TSX: CWT.UN) today announced that the trustees of the REIT have declared a distribution for the month of October 2005 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about November 15, 2005 to unitholders of record on October 31, 2005.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew, CFA
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x7798
Fax: (905) 326-0783
sliew@callowayreit.com

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release

Date: November 9, 2005
TRADING SYMBOL: CWT.UN (TSX)
CWT.DB (TSX)

COMPANY: Calloway Real Estate Investment Trust

Calloway Real Estate Investment Trust: THIRD QUARTER RESULTS
FOR IMMEDIATE RELEASE: November 9, 2005

CALLOWAY REPORTS 80% REVENUE INCREASE

Calloway Real Estate Investment Trust is pleased to report its results for the quarter ending September 30, 2005, another period of significant growth.

During the quarter, Calloway completed the acquisition of a $1.2 billion portfolio of high quality retail properties from First Pro Group of Companies, Wal-Mart Canada Realty Inc. and other vendors. The portfolio is comprised of 35 operating shopping centres and 10 parcels of development land. These properties include 5.4 million square feet of leased area with a further developable area of approximately 2.7 million square feet. This landmark transaction closed on July 8, 2005, resulting in a doubling of the size of Calloway.

Calloway now has over 4 million square feet of new expansion and development capacity in its portfolio of 88 operating and 10 development properties. Calloway has already commenced construction of new Wal-Mart stores on three of the 10 development properties. These stores will be opening in Welland and Napanee, Ontario and Gander, Newfoundland over the next three months. In aggregate, Calloway has pre-leased over 1 million square feet of expansions and new developments most of which will be completed by the end of 2006.

Mr. Simon Nyilassy, President and CEO of Calloway, said, "We are pleased to see concrete results so soon from our development and expansion activities. We look forward to further accretive growth in these areas."

Revenues for the three months ending September 30, 2005, were $63.6 million, 80% higher than the previous quarter and approximately 2.5 times the revenue of $25.5 million for the three months ending September 30, 2004. Net income from continuing operations decreased from $3.8 million for the three months ending September 30, 2004, to $2.3 million for the three months ending September 30, 2005, primarily due to additional non-cash amortization relating to property acquisitions and one time expenses of $2.7 million related to the transition of Calloway's business and operations to Toronto from Calgary.

Distributable income, which is a non-GAAP measure commonly used by REIT's as an estimate of cash available for distribution to unitholders, more than doubled, to $22.1 million for the three months ending September 30, 2005, from $11.0 million for the three months ending September 30, 2004. On a diluted basis, distributable income per unit increased 2% over the same period in 2004, to $0.36 per unit for the three months ending September 30, 2005 from $0.35 per unit for the three months ending September 30, 2005. Year to date, distributable income increased to $1.06 per unit from $0.97 per unit in 2004, an increase of over 9%. The annualized distribution rate increased from $1.26 at December 31, 2004 to $1.45 commencing with the August 2005 distribution, an increase of 15%.

Occupancy rates continued their upward trend, with end of period results as follows: September 30, 2005 – 99.0%; June 30, 2005 – 98.4%; March 31, 2005 - 97.2%; December 31, 2004 - 97.8%; September 30, 2004 – 98.1%

Full reports of the financial results are outlined in the financial statements and management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Thursday November 10, 2005 at 10:00 a.m. Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-888-424-1784. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available November 10, 2005 beginning at 12:00 pm (ET) through to 11:59 pm (ET) on November 17, 2005. To access the recording please call 1-800-558-5253 and use the reservation number 21264765.

The TSX has neither approved nor disapproved of the information contained herein.

CONTACT INFORMATION

Calloway Real Estate Investment Trust
Simon Nyilassy
President and CEO
(905)326-6400
(905)326-0783

or

Mark Suchan
Chief Financial Officer
(403)266-6439

Website: www.callowayreit.com

NOVEMBER 15, 2005

Calloway Announces Appointment of Chief Financial Officer

TORONTO, ONTARIO—November 15, 2005 - Calloway Real Estate Investment Trust (TSX:CWT.UN) (TSX:CWT.DB) announced today that Mr. Bart Munn has been appointed to the position of Chief Financial Officer of the Trust effective December 12, 2005. Mr. Munn is currently Chief Financial Officer of a Toronto based real estate operating company listed on the Toronto Stock Exchange. He has spent more than 20 years in the real estate industry, with extensive experience in accounting, treasury, capital markets and mergers and acquisitions.

Mr. Munn is a chartered accountant and has a Bachelor of Commerce degree from Queen's University. He will be located in Calloway's Toronto offices.

Mr. Simon Nyilassy, President and Chief Executive Officer of Calloway, said, "We look forward to the addition of Mr. Munn to our team and to the experience he will bring to the operation and continued growth of one of Canada's largest REIT's." Mr. Munn will be replacing Mr. Mark Suchan, who has made an outstanding contribution to the success of Calloway, since it's formation in Calgary in 2002.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the acquisition of high quality retail properties.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

CONTACT INFORMATION

Calloway Real Estate Investment Trust
Simon Nyilassy
President and Chief Executive Officer
(905) 326-6400

or

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario, L4K 5X3
Website: www.callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
November 17, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES NOVEMBER 2005 DISTRIBUTION

CALGARY, November 17, 2005 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of November 2005 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about December 15, 2005 to unitholders of record on November 30, 2005.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew, CFA
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x7798
Fax: (905) 326-0783
sliew@callowayreit.com

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: CALLOWAY REAL ESTATE INVESTMENT TRUST

TSX SYMBOL: CWT.UN

November 30, 2005

Calloway Announces Expansion of Shopping Centres

TORONTO, ONTARIO--(CCNMatthews - Nov. 30, 2005) - Calloway REIT (TSX:CWT.UN) (TSX:CWT.DB) Calloway Real Estate Investment Trust announced today, that in the first two months of the current quarter it has completed almost 200,000 square feet of expansions, in 15 of its existing shopping centres. Calloway has invested approximately $38 million in the expansions, which includes such tenants as LCBO, Circuit City, Home Outfitters, Designer Depot, Sears, Bank of Nova Scotia, Quizno's, First Choice, Le Chateau, Moore's and Sleep Country.

Mr. Simon Nyilassy, President and CEO said, "We are pleased that tenant interest in our centres continues to produce results. The investments we have made will be immediately accretive to our Unitholders. The approximately 4 million square feet, the equivalent of 15 to 20 new shopping centres of further expansion and development potential in our existing portfolio provides us with a significant pipeline of future accretive investment. Over 900,000 square feet of this pipeline is already pre-leased and under development, for completion during the next 12 to 18 months."

The expansions where financed, in part, by the issuance of $15.1 million of additional units to Mitchell Goldhar, the REIT's largest unitholder, who subscribed for 916,407 REIT units and 91,678 Class B LP Units, pursuant to previous agreements.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties.

This press released contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Calloway Real Estate Investment Trust
Simon Nyilassy

President and CEO
(905) 326-6400 ext. 7649

OR

Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
(905) 326-6400
Website: www.callowayreit.com

INDUSTRY: REA
SUBJECT: PDT

-0-


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
December 14, 2005
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES DECEMBER 2005 DISTRIBUTION

TORONTO, ONTARIO – December 14, 2005 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of December 2005 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about January 16, 2005 to unitholders of record on December 30, 2005.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew, CFA
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
January 17, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JANUARY 2006 DISTRIBUTION

TORONTO, ONTARIO – January 17, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of January 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about February 15, 2006 to unitholders of record on January 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
February 16, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES FEBRUARY 2006 DISTRIBUTION

TORONTO, ONTARIO – February 16, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of February 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about March 15, 2006 to unitholders of record on February 28, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com

March 3, 2006 - 05:00 ET

Calloway REIT Fourth Quarter and Year End Results and Conference Call

TORONTO, ONTARIO--(CCNMatthews – March 3, 2006) - Calloway REIT (TSX:CWT.UN) announced today that it will issue its financial results for the three months and year ending December 31, 2005 on Friday, March 10, 2006.

Calloway will hold a conference call on Monday March 13, 2005 at 10:00am Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-800-396-0424. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available March 13, 2006 beginning at 12:00 pm (ET) through to 11:59 pm (ET) on March 20, 2005. To access the recording please call 1-800-558-5253 and use the reservation number 21285123.

CONTACT INFORMATION

Calloway Real Estate Investment Trust
Simon Nyilassy
President and CEO
(905) 326-6400 ext. 7649

or

Calloway Real Estate Investment Trust
Bart Munn
Chief Financial Officer
(905) 266-6400 ext. 7631

or

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
(905) 326-6400
(905) 326-0783 (FAX)
Website: www.callowayreit.com

CALLOWAY ANNOUNCES PROGRESS ON GROWTH INITIATIVES: OVER $310MM IN NEW INVESTMENTS

TORONTO, ONTARIO--(CCNMatthews – March 8, 2006) Calloway Real Estate Investment Trust (TSX:CWT.UN) announced today details of a number of different acquisition, development, expansion and lending activities undertaken during the past three months.

Investments of over $310 million will be made by Calloway as a result of a number of initiatives undertaken during the last quarter including:

Acquisitions of newly constructed centres and lands	$155 million
Developments	55 million
Expansions	53 million
Loans	47 million

Approximately $220 million of this amount will be invested before the end of the second quarter this year, with the balance to occur on completion of certain of the shopping centres.

Simon Nyilassy, President and CEO, said: "Internal development capabilities are beginning to show positive results. We expect this trend to continue. The relationship with FirstPro continues to provide attractive investment opportunities that are hard to find elsewhere."

Acquisitions

Calloway has acquired, or has under contract, interests in seven (7) newly built shopping centres and a 15 acre development property, which will comprise 838,925 square feet on completion (536,137 square feet of which is currently income producing). Proximate to major highways in the Toronto (3), Montreal, Calgary, Kitchener, Brockville, St. John's areas, these properties are anchored by some of Canada's largest retailers including Wal-Mart (4), Sobeys/IGA (3), Home Depot (2), Loblaws (2), Canadian Tire, Rona and Zellers. Other national retailers such as Future Shop, Home Outfitters, Staples, Marks Work Wearhouse, Dollorama, Shoppers Drug Mart and two schedule 1 chartered banks also operate in the centres.

Four of the centres are being acquired from and were developed by FirstPro, Canada's leading developer of unenclosed large scale shopping centres for aggregate initial consideration of approximately $40 million. FirstPro will be responsible for completing the development of these centres and will be entitled to additional consideration of approximately $30 million as such developments are completed and leased, Calloway is acquiring 50% interests in two of these centres, pursuant to existing mezzanine loan option agreements. Closing is anticipated in April, 2006, after completion of customary due diligence.

The remaining three centres and the development property are being acquired from other vendors. Approximately $23 million has been invested to date, with a further $62 million to be invested by the end of the second quarter, after completion of customary due diligence. One of these acquisitions will be financed, in part, by the issuance to the vendor of approximately 723,000 partnership units, which will be exchangeable into REIT units on a one for one basis, for proceeds of approximately $17 million.

Upon full completion of the seven operating centres, a total investment of approximately $145 million will have been made, with an expected yield of over 7% per annum.

Development

Calloway has completed the development, and the opening in January 2006, of two new Wal-Mart stores, totaling 220,370 square feet, in Napanee and Welland, Ontario. These developments were part of a portfolio of eight (8) development properties acquired from First Pro in 2005. The stores are under long-term, 20 year, leases and will anchor shopping centres that will comprise over 680,000 square feet of retail area on completion. $36 million has been invested to date in construction of these two centres, with an eventual expected investment of approximately $55 million, at an expected yield of over 8% per annum.

In addition, a third Wal-Mart store opened in January in Gander, Newfoundland, anchoring a planned 160,000 square foot centre being developed by Calloway. Wal-Mart owns its store in the shopping centre.

Expansion

Calloway continues to expand its existing centres, having completed a further 262,820 square feet, in 25 centres during the three months ended February 28, 2006. This is equivalent to adding an additional, new, full-size shopping centre to Calloway's portfolio. Calloway invested approximately $53 million in these expansions, which included such tenants as Sobey's, Future Shop, Old Navy, Marks Work Wearhouse, Tim Horton's, Reitman's and a Schedule 1 chartered bank. Net rents from these tenants are approximately $ 4.6million annually, generating a return on investment of 8.58 % per year. The expansions were financed, in part, by the issuance to Mitchell Goldhar, the REIT's largest unitholder with a 27% interest, of 1,096,195 REIT units and 146,174 partnership units, which are exchangeable into REIT units on a one for one basis, pursuant to existing agreements. Proceeds from the issuance of these units were $ 20.3 million.

Loans

Calloway has provided financing commitments of approximately $47 million to FirstPro at a blended rate of 7.4%. These loans provide an accretive return and include options to acquire 50% interests in four (4) large scale, unenclosed, anchored shopping centres in the Toronto (3) and Simcoe County areas. $18 million has been advanced to date. Calloway's right to acquire a 50% interest in each of the centres on substantial completion is at a price that will be determined based on tenant rents and interest rates at the time. Management estimates that Calloway will invest approximately $61million upon exercise of the options, with an annual yield of over 7.5%.

This press released contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

CONTACT INFORMATION
Calloway Real Estate Investment Trust Simon Nyilassy President and CEO (905) 326-6400 ext. 7649 or Calloway Real Estate Investment Trust 700 Applewood Crescent, Suite 200 Vaughan, ON L4K 5X3 (905) 326-6400 (905) 326-0783 (FAX) Website: www.callowayreit.com



PRESS RELEASE



March 10, 2006

Calloway Real Estate Investment Trust: Fourth Quarter and Year End Results

TORONTO, ONTARIO--(CCNMatthews – March 10, 2006) Calloway Real Estate Investment Trust (TSX:CWT.UN) is pleased to report its results for the quarter and year ending December 31, 2005.

Highlights of the Quarter

- Increased funds from operations per unit by 6.0% compared to the prior quarter, to $0.42 per unit.
- Issued 4,256,000 trust units for $23.50 per unit for gross proceeds of $100 million and net proceed of $96million.
- Expanded existing centres by an additional 351,447 square feet of leaseable area, at a cost to Calloway of $65.3 million.
- Committed to $13.2 million in mezzanine financing and advance $7.9 million.
- Completed the sale of two industrial properties for gross proceeds of $5.5 million and a gain on sale of $0.9 million.
- Relocated the head office, hired a new Toronto based management team, and internalized certain development and leasing functions.

As at December 31, 2005, Calloway's portfolio consists of 14.6 million square feet of built gross leaseable area and 3.8 million square feet of future potential gross leaseable area in 96 properties. The portfolio has a book value of over $2.2 billion.

During the quarter, with respect to currently owned centres, the Trust expanded its portfolio by 351,447 square feet at an investment of $65.3 million under existing agreements with FirstPro. The Trust issued 1,531,603 REIT units and 175,118 Class "B" units to Mr. Mitchell Goldhar, in addition to cash, to finance these acquisitions, also pursuant to existing agreements. In addition, the Trust committed a total of $13.2 million mezzanine financing to FirstPro and advanced $7.9 million. The mortgages have four year terms at a 7.5% interest rate and include options entitling the Trust to acquire 50% interests in the properties upon substantial completion, at an agreed upon formula.

Calloway completed the issuance of 4,256,000 trust units for $23.50 per unit for gross proceeds of $100 million. The net proceeds to Calloway, after deducting the underwriters' fee, were $96 million, which will be used by Calloway to finance future acquisitions and for general trust purposes.

The expansions of existing centres contributed to a six percent increase in revenues for the three months ending December 31, 2005, over the previous quarter, to $66.7 million and acquisitions and expansions resulted in a 147 percent increase in revenues over the

same period in 2004. Net income from continuing operations of $4.6 million increased $2.0 million over the third quarter because of additional income from fourth quarter expansions, and lower interest expense as proceeds from the equity issue were used to repay outstanding debt. In addition, the third quarter results had been adversely impacted by a one-time expense of $2.7 million relating to the transition of management from Calgary to Toronto.

Funds from operations ("FFO"), which is a non-GAAP measure commonly used by REIT's as an estimate of cash flow, totaled $27.7 million for the fourth quarter, an increase of 147% over fourth quarter 2004 and an increase of 13.2% over third quarter 2005. On a diluted basis, FFO per unit of $0.42 for the quarter increased 22.3% over the same period in 2004 and 6.0% over third quarter. FFO for 2005 increased to $1.57 per unit from $1.39 per unit in 2004, an increase of 12.9%. The Trust distributed $1.37 per unit in 2005 compared to $1.218 per unit in 2004.

Occupancy rates continued their upward trend, with end of period rate of 99.2% compared with 99.1% at third quarter and 97.8% at December 31, 2004

Simon Nyilassy, President and CEO, said, "these results are a testament to the strength of our portfolio of recently built, and well-tenanted shopping centres. They also reflect our ability to generate accretive growth, both through expanding and developing our existing assets and acquiring newly built centres".

Full reports of the financial results are outlined in the audited financial statements and the management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Monday, March 13, 2006 at 10:00 am eastern time. Participating on the call will be members of Calloway's senior management.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.4 billion. It has ownership interests in a portfolio of 94 retail properties and 2 industrial properties across Canada containing an aggregate of approximately 14.6 million square feet.

CONTACT INFORMATION

Calloway Real Estate Investment Trust
Simon Nyilassy
President and CEO
(905) 326-6400 ext. 7649

or

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
(905) 326-6400
(905) 326-0783 (FAX)
Website: www.callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
March 20, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES MARCH 2006 DISTRIBUTION

TORONTO, ONTARIO – March 20, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of March 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about April 17, 2006 to unitholders of record on March 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com



April 6th, 2006

Calloway Announces Details on 2006 Expansion Program

Toronto, Ontario

Calloway Real Estate Investment Trust (TSX:CWT.UN, CWT.DB) announced today details on $525 million of its 2006 expansion program.

Calloway's acquisition and development activities in the first quarter of 2006 are expected to result in approximately $525 million in new investments by the end of the year.
These investments will include approximately 2.3 million square feet of newly acquired retail space in 15 properties in the major metropolitan areas of Toronto (4), Calgary, Edmonton, Ottawa/Hull and Montreal, as well as four other properties in Ontario and three in British Columbia.
In addition, Calloway will expand its existing portfolio of almost 100 centres by at least 880,000 square feet in 2006. The existing portfolio has approximately 4 million square feet of expansion potential in total already owned.
Finally, Calloway has completed new mezzanine loan arrangements giving it the option to acquire interests in two properties with a leaseable area on completion of almost 200,000 square feet.

Included above is the acquisition, or option to acquire six properties from First Pro with a gross leaseable area upon completion of approximately 550,000 square feet. The majority of Calloway's existing portfolio was previous acquisitions from First Pro Shopping Centers.

Mr. Simon Nyilassy, President and CEO of Calloway, said, "We continue to find interesting acquisition at accretive yields. Also, our relationship with FirstPro, Canada's largest developer of unenclosed, large scale shopping centers, together with Calloway's own internal development pipeline provide us with unique growth. We continue our commitment to delivering accretive growth and stable distributions to our unitholders."

Successful completion of the first quarter acquisition and development activities will ultimately result in a more than 20% increase to Calloway's existing portfolio.

Mr. Mitchell Goldhar, FirstPro's owner and Calloway's largest Unitholder, stated, "Aside from Calloway's own 4 million square feet of development, development activities within First Pro have exceeded previous expectations; Canadians recognize value offered by Wal-Mart and other First Pro tenants. Our annual average of 3 million square feet of newly built retail space, in Canada is expected to exceed 4 million square feet over the next few years".

Details of Calloway's investing activities and investment pipeline are set out below.

Acquisitions

In March 2006, Calloway completed the previously announced acquisition of a 100% interest in an 186,000 square foot shopping centers in Kitchener, Ontario for a purchase price of approximately $28 million paid for by assuming an existing mortgage of $14.3 million and the balance in cash. The property is anchored by Loblaws and Rona (operator owned) and includes Zellers as a major tenant.

Calloway also completed the acquisition of an 18 acre development property in north London, Ontario, adjacent to it's existing, 500,000 square foot Wal-Mart anchored centre, a 15 acre development property in Burlington, Ontario, adjacent to its existing 200,000 square foot Wal-Mart anchored center, and a 49.9% interest in a center contiguous to an existing Wal-Mart anchored Calloway center in Hull. The properties were acquired for an aggregate consideration of approximately $28 million, payable in cash.

Calloway also placed under conditional acquisition agreements an additional $283.5 million in eleven properties, comprising over 1.7 million square feet of retail space in British Columbia, Ontario, Quebec, Alberta and Newfoundland.

Mr. Nyilassy said "The eleven centers are well located with strong anchor tenants and excellent prospects in both the short and longer terms."

Development

During the first quarter, Calloway completed the development and expansion of approximately 380,000 square feet of additional space in its existing centers, including two new Wal-Mart's in Napanee and Welland, Ontario. A third Wal-Mart was completed on land adjacent to Calloway's property in Gander, Newfoundland.

Furthermore, over 500,000 square feet of additional space is pre-leased in Calloway's existing portfolio of almost 100 properties, which is expected to be built and open during 2006.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
April 11, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES APRIL 2006 DISTRIBUTION

TORONTO, ONTARIO – April 11, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of April 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about May 15, 2006 to unitholders of record on April 28, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com

April 13, 2006



Calloway Real Estate Investment Trust Raises $226.1 Million

Toronto, Ontario

Calloway Real Estate Investment Trust ("Calloway") (TSX: CWT.UN, CWT.DB) announced today that it has closed its previously announced issuance of 8,500,000 trust units (the "Units") for $26.60 per Unit for gross proceeds of $226,100,000. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets acted as underwriters for the offering of the Units. The issuance was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds to Calloway, after deducting the underwriters' fee, were $217,056,000, which will be used by Calloway to finance future acquisitions and for general Trust purposes.

Acquisitions

On April 12, 2006, Calloway acquired four shopping centers from FirstPro for $38.7 million. Two centers located in Rexdale, Ontario and Brockville, Ontario were acquired for $18.9 million. These centers are shadow anchored by Wal-Mart. A property located in St. Jerome, Quebec was acquired for $11.9 million after the REIT exercised an option to purchase a 50% increase and acquired the balance under a purchase agreement. This center is shadowed anchored by Wal-Mart and Home Depot. The REIT exercised it option to purchase the remaining 50% interest in the St. John's Kenmount shopping center for $7.9 million. This center is shadow anchored by Wal-Mart, Home Depot and Canadian Tire.

The REIT has also entered into a purchase and sale agreement to acquire a 238,000 square foot shopping center located in Vaughan, Ontario. The Brick and Staples anchor the center. Subject to due diligence, the purchase is expected to close during May 2006.

Calloway is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.6 billion. It has ownership interest in a portfolio of 100 properties across Canada containing an aggregate of approximately 15.2 million square feet.

May 4, 2006 - TORONTO, ONTARIO - Calloway REIT (TSX:CWT.UN) announced today that it will issue its financial results for the three months ending March 31, 2006 on Wednesday, May 10, 2006.

Calloway will hold a conference call on Friday May 12, 2006 at 11:30am Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-800-765-7646. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available May 12, 2006 beginning at 1:30 pm (ET) through to 11:59 pm (ET) on May 19, 2006. To access the recording please call 1-800-558-5253 and use the reservation number 21291415.

Contact Information:

Calloway Real Estate Investment Trust
Simon Nyilassy
President and CEO
(905) 326-6400 ext. 7649

or

Calloway Real Estate Investment Trust
Bart Munn
Chief Financial Officer
(905) 266-6400 ext. 7631

or

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
(905) 326-6400
(905) 326-0783 (FAX)
Website: www.callowayreit.com

PRESS RELEASE



May 10, 2006

Calloway Real Estate Investment Trust: First Quarter Results
Toronto, Ontario
CALLOWAY REPORTS FURTHER GROWTH FROM EXPANSIONS, ACQUISITIONS
Calloway Real Estate Investment Trust is pleased to report its results for the first quarter ending March 31, 2006.

Highlights of the Quarter

- Acquired 262,000 square feet of retail space in two shopping centres and a 49.9% interest in a third for $44.4 million.
- Acquired 32.3 acres of and with future development potential of 314,700 square feet for $22.4 million.
- Committed an additional $33.4 million to two mezzanine loans and advanced $14.6 million under existing agreements.
- Opened new Wal-Mart stores in three development properties, two leased and one shadow.

Simon Nyilassy, President and CEO, said, "Calloway continues to generate accretive growth, both through expanding and developing our existing assets and acquiring newly built centres. The proceeds from the issuance of $226.1 million in equity enable the Trust to seek further growth opportunities."

As at March 31, 2006, Calloway's portfolio consists of 15.2 million square feet of gross leaseable area and 3.7 million square feet of future potential gross leaseable area in 101 properties. The portfolio has a book value of over $2.5 billion.

During the quarter, the Trust acquired from SmartCentres (formerly FirstPro) the income from the expansion of Calloway owned centres of an additional 119,500 square feet at a cost to Calloway of $23.2 million. Calloway issued 548,408 Trust units and 95,111 Class "B" units to finance these acquisitions. In addition, the Trust committed to two mezzanine financing totaling $33.4 million and advanced $10.4 million. The mortgages have a four year term at a 7.5% interest rate and include an option entitling the Trust to acquire a 50% interest in the properties upon substantial completion, at an agreed upon formula.

For the quarter ended, March 31, 2006, revenues totalled $73.8 million, an increase from the previous quarter of 8.7%. Net operating income of $47.1 million increased $1.9 million over the fourth quarter 2005 the result of additional income from 2005 and 2006 acquisitions and earnouts.

Adjusted funds from operations "AFFO", which is a non-GAAP measure estimate of cash available for distributions to unitholders, totaled $27.9 million, an increase of 149% over first quarter 2005 and an increase of 9.6% over fourth quarter 2005. On a diluted basis, AFFO per unit of $0.396 for the quarter increased 24% over the same period in 2005 and 1.8% over fourth quarter. The Trust distributed $0.3625 per unit during the quarter, unchanged from the prior quarter and a 15.1% increase from first quarter 2005. This equates to a payout ratio of 91.5%.

Occupancy rate at quarter end was 99.0%, unchanged from fourth quarter 2005 and improved from the 97.2% at March 31, 2005.

In April, Calloway completed the issuance of 8.5 million units for $26.6 per unit for gross proceeds of $226.1 million. The net proceeds to Calloway, after deducting the underwriters' fee, were $217.1 million, which will be used by Calloway to finance future acquisitions and for general trust purposes.

Full reports of the financial results and management's discussion and analysis are available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Friday, May 12, 2006 at 11:30 am eastern time. Participating on the call will be members of Calloway's senior management.



REAL ESTATE INVESTMENT TRUST

Press Release
May 15, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES MAY 2006 DISTRIBUTION

TORONTO, ONTARIO – May 15, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of May 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about June 15, 2006 to unitholders of record on May 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
June 19, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JUNE 2006 DISTRIBUTION

TORONTO, ONTARIO – June 19, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of June 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on or about July 15, 2006 to unitholders of record on June 30, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com


CALLOWAY
REAL ESTATE INVESTMENT TRUST



Press Release
July 17, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST DECLARES JULY 2006 DISTRIBUTION

TORONTO, ONTARIO – July 17, 2006 – Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of July 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on August 15, 2006 to unitholders of record on July 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

For further information, please contact:
Steve Liew
Vice President - Finance
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: (905) 326-6400 x 7798
Fax: (905) 326-0783
sliew@callowayreit.com

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Real Estate Investment Trust re-files interim certifications for first quarter ended March 31, 2006

/MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

VAUGHAN, ON, July 21 /CNW/ - Calloway Real Estate Investment Trust (TSX: CWT.UN) announced that, at the request of the Ontario Securities Commission, it has re-filed its interim certifications by its Chief Executive Officer and Chief Financial Officer for the first quarter ended March 31, 2006, to correct an inadvertent omission of a certain paragraph in each certificate. The certificates contain no further errors.

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.6 billion. It has ownership interests in a portfolio of 89 retail properties and 2 industrial properties across Canada containing an aggregate of approximately 15.2 million square feet.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

%SEDAR: 00017520E

/For further information: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, Tel: (905) 326-6400 (ext. 7649)/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 14:57e 21-JUL-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Real Estate Investment Trust: Second Quarter Results and Conference Call

TORONTO, July 21 /CNW/ - Calloway REIT (TSX:CWT.UN) announced today that it will issue its financial results for the three and six months ending June 30, 2006 on Friday, August 11, 2006.

Calloway will hold a conference call on Monday August 14, 2006 at 1:30 pm Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-800-470-5906. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available August 14, 2006 beginning at 3:30 pm (ET) through to 11:59 pm (ET) on August 21, 2006. To access the recording please call 1-800-558-5253 and use the reservation number 21300210.

%SEDAR: 00017520E

/For further information: Calloway Real Estate Investment Trust, Simon Nyilassy, President and CEO, (905) 326-6400 ext. 7649; or Calloway Real Estate Investment Trust, Bart Munn, Chief Financial Officer, (905) 326-6400 ext. 7631; or Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, (905) 326-6400, (905) 326-0783 (FAX), Website: www.callowayreit.com/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 15:01e 21-JUL-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Announces Substantial Progress on 2006 Growth

TORONTO, Aug. 2 /CNW/ - Calloway Real Estate Investment Trust (TSX:CWT.UN) announced today that it has invested, or committed to invest, approximately $444 million of new investments, of which $344 million closed during the six months ending June 30, 2006 and an additional $99 million during the month of July. One remaining property valued at $1 million is committed to close in early August 2006.

Mr. Simon Nyilassy, President and CEO of Calloway, said, "The pace of our acquisition, expansion and development activity during the first half of the year reinforces Calloway's position as one of the fastest growing REITs in Canada. I now anticipate that Calloway's asset base will increase by approximately $675 million compared to the start of the year, representing growth of more than 27%."

Of the new investments that Calloway has invested, or committed to invest, Mr. Nyilassy added, "Not only are we managing to exceed our growth expectations, but we have achieved this by placing over 75% of our acquisitions in the major metropolitan markets of Toronto (6 properties), Montreal, Ottawa-Hull, and Calgary. Our existing properties also provide future growth opportunities - this year we have expanded or developed 35 of these properties.

These transactions will add approximately 2.4 million square feet of leased and future expansion space. Leased space includes some of Canada's largest and most successful retailers, such as Wal-Mart (4), Canadian Tire (2), The Brick , Home Depot, Rona, Sobeys, Zellers, Winners, Future Shop, and Staples."

Closed Acquisitions

During the second quarter, Calloway closed on $186.4 million of its previously announced acquisitions. The acquired properties are located in the Greater Toronto Area (4), Ontario, British Columbia and 50% interests in Quebec and Newfoundland, and comprise of 908,777 square feet of gross leaseable area.

For the six months ended, investments in newly acquired properties total $253.1 million in thirteen (13) properties, of which eleven (11) properties are income producing and two (2) are land purchases. These properties are comprised of approximately 1,171,000 square feet of existing leaseable area, 315,000 square feet of future development and 42,000 square feet of expansion.

The eleven shopping centres were acquired for a total of $230.7 million, generating $16.0 million annually in net revenues and providing a 7.1% yield.

The acquisitions were financed with the issuance of 815,348 limited partnership units, convertible into Trust units on a one-for-one basis, for proceeds of approximately $19.3 million, the assumption of $62.4 million in debt, and the balance in cash.

Expansions and New Developments

During the second quarter, the REIT completed 72,655 square feet of expansions and new developments within its existing portfolio. The total investment from these activities was approximately $17.0 million.

For the six months ending, Calloway has completed 418,696 square feet of expansions and new developments, generating annual net revenue of $6.2 million and a yield of 8.3%. Of this retail space, the REIT developed 250,778 square feet and Smart Centres developed the balance. The total investment was approximately $74.0 million and was in part financed by the issuance of 745,618 REIT units and 185,589 limited partnership units totaling $15.9 million.

Loans

Calloway committed to a four-year, 7.25% mezzanine financing of $7.2 million to SmartCentres on a Quebec property. During the quarter, $6.8 million was advanced. The commitment provides Calloway with options to acquire 50% of the property and SmartCentres with options to put its 50% interest. The option price is fixed at 7% for a portion of the property and the balance is based on the appropriate term Gov't of Canada bonds plus a spread. If Calloway acquired its 50% interest in the property an additional 125,000 feet of leaseable area would be added to the portfolio.

For the six months ended, financing commitments to SmartCentres total $40.6 million for three mezzanine loans on properties located in Ontario (2) and Quebec. Advances of $16.4 million have been made under these commitments with an estimated yield of 7.2%. Calloway has the right to acquire a 50% interest in each of these centres with a total leaseable area of approximately 214,000 square feet upon completion.

Under Contract/Negotiation

Calloway has under contract $264 million in acquisitions and expansions/developments that are expected to close prior to year-end. As at June 30, 2006, Calloway had also waived conditions on agreements to acquire 50% interests in two shopping centres located in the Greater Toronto Area and a 100% interest in a development property in Ontario. The 50% interests of these two shopping centres closed during July 2006 and will yield 6.3% to the REIT. Calloway has also entered into an agreement with SmartCentres to purchase the remaining 50% interests, conditional in the vendor's favor for a period of six months. The development property is expected to close in August 2006.

Calloway is also currently in negotiations to commit a further $68 million in mezzanine loans on two (2) properties located in Toronto and Quebec. The financing commitments are anticipated to close prior to year-end.

Mr. Nyilassy also said, "In aggregate, we are achieving yields on the completed acquisitions and expansions of 7.1% & 8.3%, respectively. While yields on new acquisitions continue to decline, we anticipate that we will be able to maintain an average aggregate return of approximately 7% for all of our 2006 acquisitions. In addition to our acquisition activities, we still have 3.8 million square feet of additional expansion capabilities remaining on our existing sites, an equivalent to 15 new full-size shopping centres. Approximately 547,000 square feet of this has been pre-leased, much of which will be completed by the end of the year, resulting in further accretive returns to our unitholders, well in excess of 8%."

In aggregate, Calloway's 2006 investing activities to date may be summarized as follows (in millions of dollars):

<<

	Q2	June 30, 2006	Under Contract(1)	Total
Acquisitions	$186	$253	$177(2)	$430
Expansions/Developments	$ 17	$ 74	$ 87	$161
Loans (net)	$ 6	$ 17	$ 68	$ 85
Total	$209	$344	$332	$676

>>

(1) new investments expected to close before the end of 2006 (acquisitions/loans) or leases executed and rent to commence in 2006 (expansions/developments)

(2) includes the $100 million acquisitions closing in July and August 2006

Appointment of Vice President, Acquisitions

In July, a VP of Acquisitions was added to Calloway's management team. Mr. Daniel J. Kumer has been appointed to the position of Vice President, Acquisitions of the Trust. Prior to joining Calloway, Mr. Kumer was Vice President, Acquisitions of a Toronto-based retail real estate investment and services company listed on the Toronto Stock Exchange, and then Director, Land Development of a Toronto-based privately-held shopping centre development company.

Mr. Kumer holds a BA degree from The University of Western Ontario, an MBA degree from the Schulich School of Business at York University, and an LL.B. degree from Osgoode Hall Law School of York University. Mr. Kumer is located in Calloway's Toronto offices.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

%SEDAR: 00017520E

/For further information: Calloway Real Estate Investment Trust, Simon Nyilassy, President and CEO, (905) 326-6400 ext. 7649; or Calloway Real Estate Investment Trust, Bart Munn, Chief Financial Officer, (905) 326-6400 ext. 7631/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 16:42e 02-AUG-06

PRESS RELEASE

August 11, 2006

Calloway Real Estate Investment Trust: Second Quarter Results
Toronto, Ontario
CALLOWAY REPORTS SECOND QUARTER RESULTS
Calloway Real Estate Investment Trust is pleased to report its results for the quarter ending June 30, 2006.

Highlights of the Quarter

- Expanded existing centres by an additional 72,655 square feet of leaseable area, at a cost to Calloway of $16.9 million.
- Issued 8,500,000 Trust Units for $26.60 per unit for gross proceeds of $226.1 million and net proceed of $216.6 million.
- Acquired $186 million in real estate assets providing a going-in yield of 7.1%.
- Committed to $7.2 million in mezzanine financing and advanced $6.8 million.
- Completed the sale of one industrial property for gross proceeds of $11.7 million and a gain on sale of $4.7 million.

As at June 30, 2006, Calloway's $2.6 billion real estate portfolio consists of 16.0 million square feet of gross leaseable area in 106 properties and 3.8 million square feet of future gross leaseable area. During the quarter the acquisition of one retail property and a partial interest in seven additional centres for $186.0 million resulted in an additional 1.1 million sq. ft. of rentable area. These assets provide a going in yield of 7.1% prior to debt financing. Calloway also completed the development of 72,655 sq. ft. of retail space at a cost of $16.9 million, yielding 8.6%.

During the quarter Calloway issued 9,265,650 Trust units and 905,826 LP Units. Calloway completed the issuance of 8,500,000 Trust units for $26.60 per unit for gross proceeds of $226.1 million in a bought deal. The net proceeds to Calloway after deducting the underwriters fees were $216.6 million dollars, which has been used to finance acquisitions during the quarter. The additional 765,650 Trust units and 905,826 LP Units were part consideration for second quarter acquisitions.

As result of the additional equity, Calloway's debt to gross book value is a conservative 49% at quarter end. Calloway targets a debt to gross book value of 57.5% and has the capacity to purchase an additional $645.5 million.

For the quarter ended June 30, 2006, revenues totaled $73.8 million, essentially equal to the prior quarter. Increased base rental income in the quarter was offset by decreased cost recoveries, the result of lower operating expenses. Lower operating expenses reflect seasonal fluctuations for snow removal and other services. Net operating income increased $3.2 million or 14.9% over the prior quarter. The increase is due to acquisitions made in 2005 and 2006 as well as earnouts from SmartCentres. High occupancy levels continue to exist in the portfolio with vacant space of only 1%. Quarterly cash flow as measured by adjusted funds from operations "AFFO" totaled $30.4 million, a 9% increase over first quarter reflecting the accretion from acquisitions and developments. "AFFO" per unit (dilutive) was $0.385 compared to $0.396 in first

quarter. The expected decline was a result of the 8.5 million units issued during the quarter for cash. With proceeds now invested the dilution will not impact future quarters. The REIT distributed $0.3625 per unit, unchanged from the prior quarter. Our pay out ratio was 94.1% of "AFFO", compared to 91.5% in first quarter.

Calloway successfully completed the sale of an industrial building located in Calgary, AB for proceeds of $11.7 million, realizing a gain on sale of $4.7 million. This transaction completes the Trust's sales program.

Subsequent to the quarter end the Trust completed the purchase of a 50% interest in two income properties located in Toronto and Mississauga, ON, for a purchase price of $99.1 million. Mortgages totaling $35.7 million were assumed and the balance paid in cash. The Trust entered into an agreement, subject to conditions, to acquire the remaining 50% from SmartCentres.

Simon Nyilassy, President and CEO, said, "the issuance of $226 million in equity in the quarter was slightly dilutive in the second quarter, but has positioned the Trust to be able to capitalize on future acquisition opportunities. During this quarter, Calloway acquired over $200 million in real estate assets with an additional $100.0 million acquired in July. The Trust can purchase a further $545 million without raising additional equity."

Full reports of the financial results are outlined in the audited financial statements and the management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Monday, August 13, 2006 at 10:00 am eastern time. Participating on the call will be members of Calloway's senior management.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.8 billion. It has ownership interests in a portfolio of 105 retail properties and 1 industrial property across Canada containing an aggregate of approximately 16.0 million square feet and 3.8 million square feet of future gross leasable area.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calloway Real Estate Investment Trust declares August 2006 distribution

TORONTO, Aug. 18 /CNW/ - Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of August 2006 of $0.12083 per trust unit, representing $1.45 per unit on an annualized basis. Payment will be made on September 15, 2006 to unitholders of record on August 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

%SEDAR: 00017520E

/For further information: Steve Liew, Vice President - Finance, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400 x7798, Fax: (905) 326-0783, sliew(at)callowayreit.com/
(CWT.UN. CWT.DB.)

CO: Calloway Real Estate Investment Trust

CNW 14:40e 18-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Real Estate Investment Trust achieves LEED(R) Registration on new Ontario development

VAUGHAN, ON, Aug. 25 /CNW/ - Calloway REIT announced today that it has achieved a highly coveted LEED(R) (Leadership in Energy and Environmental Design) Core and Shell Development Registration (LEED-CS) on its latest phase of its 40 acre Wal-Mart anchored development in Welland, Ontario. The shopping center is located at the high traffic corner of Highway 406 and Woodlawn Road and is anticipated to house over 450,000 square feet of retail space upon completion. The development's first building will be a 20,000 square foot multi-tenanted building. Future plans call for another 16,000 square foot LEED(R) registered multi-tenant building and a 5,000 square foot stand-alone building on a 4.5 acre parcel. This phase of the development is a pilot project that is the culmination of 12 months of study and planning for the adoption of environmentally conscious development and management programs. The ultimate objective is to pass utilities and energy consumption savings on to tenant-clients who have the foresight to operate in these types of buildings.

As one of Canada's largest REITs, Calloway is committed to providing the required leadership to meet the environmental challenges of today and tomorrow. "Implementing best practices in sustainable technologies is a win-win proposition," says Scott Dutchak, Vice-President of Development, "good for the environment and good for business".

The LEED(R) Green Building Rating System for the LEED-CS(R) designation is for designers, builders, developers and new building owners who address sustainable design for new core and shell construction.

Alex Rebanks Architects Inc. of Toronto is the architect for the project. It is committed to bringing green sustainable design to the retail industry and is both a registered LEED(R)AP professional and a member of Canada Green Building Council.

The LEED(R) project manager is NORR Limited Architects and Engineers. NORR is a fully integrated architecture and engineering firm. Founded in 1938, the company has achieved a longevity and success that few other Canadian A&E firms can claim - contributing nearly 70 years of innovation and creativity to high profile, quality commercial and institutional building developments.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.8 billion. It has ownership interests in a portfolio of 105 retail properties and 1 industrial property across Canada containing an aggregate of approximately 16.0 million square feet and 3.8 million square feet of future gross leasable area.

%SEDAR: 00017520E

/For further information: Marc Charlebois, Chief Operating Officer, Calloway REIT, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400, Fax: (905) 326-0783/

(CWT.UN. CWT.DB.)

CO: Calloway Real Estate Investment Trust

CNW 11:21e 25-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calloway announces distribution increase

TORONTO, Sept. 12 /CNW/ - Calloway Real Estate Investment Trust (TSX: CWT.UN) announced today that the trustees of the REIT have approved an increase in monthly distributions payable to unitholders. The current annual distribution of $1.45 per unit will be increased to $1.50 per unit. The new monthly rate of $0.125 per unit will commence with the distribution for the month of September 2006, which will be paid on October 16, 2006 to unitholders of record on September 29, 2006.

Mr. Simon Nyilassy, President and CEO of Calloway said, "We are pleased to be passing on to our unitholders the benefits from owning a growing portfolio of shopping centres. The pace of growth, through our acquisition and development program, enables us to raise our distribution rate. This is the 5th time in the last 2 1/2 years that Calloway has increased its distributions. Unitholders will now receive a monthly cash distribution from the REIT that is 30% higher than the March 2004 distribution. Since the third quarter of 2003, when Calloway acquired its first portfolio of shopping centres from SmartCentres, assets have grown from approximately $100 million to over $3 billion today."

Mr. Nyilassy added, "We have increased our distributions at the fastest pace of any Canadian REIT. The growth in our cash flow available for distributions has been even faster. We are increasing distributions because we are confident they are sustainable".

Calloway currently has a portfolio of 108 properties with a book value in excess of $3 billion. The portfolio is expected to grow to in excess of $3.3 billion by the end of 2006, as a result of further acquisitions, expansions and new developments.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances or achievements of Calloway to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisitions, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

%SEDAR: 00017520E

/For further information: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON L4K 5X3, Tel: (905) 326-6400/
(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 14:58e 12-SEP-06


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Press Release
October 6, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES $200 MILLION SERIES B SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Toronto, Ontario (October 6, 2006) – Calloway Real Estate Investment Trust ("Calloway") (TSX Symbols: CWT.UN, CWT.DB), Canada's largest owner of large format unenclosed retail properties, announced today that it has agreed to issue, on a bought deal basis, $200 million principal amount of Series B senior unsecured debentures. These debentures will carry a coupon rate of 5.37% and will mature on October 12, 2016. The offering is being underwritten by a syndicate led by RBC Capital Markets and includes Scotia Capital and TD Securities. The offering is expected to close on or about October 12, 2006. Dominion Bond Rating Service has provided Calloway with a provisional credit rating of BBB with a stable trend relating to the debentures.

This offering is being made by way of a Prospectus Supplement to Calloway's existing $2 billion base shelf short form prospectus filed with Canadian securities regulatory authorities. The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used to pay down outstanding credit facilities, to fund future acquisitions and development activities and for general trust purposes.

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders a stable, reliable and growing distribution. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.8 billion. It has ownership interests in a portfolio of 106 retail properties across Canada containing an aggregate of approximately 16 million square feet.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration requirements.

For further information, please contact:

Bart Munn, Chief Financial Officer
Calloway Real Estate Investment Trust
Tel: (905) 326-6400 (ext. 7631)



Press Release
October 6, 2006
FOR IMMEDIATE RELEASE

CALLOWAY REAL ESTATE INVESTMENT TRUST ANNOUNCES FINAL SIZE AND PRICING TERMS OF ITS SERIES B SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Toronto, Ontario (October 6, 2006) – Calloway Real Estate Investment Trust ("Calloway") (TSX Symbol: CWT.UN, CWT.DB), Canada's largest owner of large format unenclosed retail properties, announced today, as a result of strong investor demand, that it has agreed to upsize the originally intended issue size of $200 million principal amount of the Series B senior unsecured debentures to a total issue size of $250 million. These debentures will carry a coupon rate of 5.37% and will mature on October 12, 2016. The blended price of the original issue size of $200 million and the additional $50 million principal amount is $99.9066.

This offering is being made by way of a Prospectus Supplement to Calloway's existing $2 billion base shelf short form prospectus filed with Canadian securities regulatory authorities. The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used to pay down outstanding credit facilities, to fund future acquisitions and development activities and for general trust purposes.

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's purpose is to deliver to its unitholders a stable, reliable and growing distribution. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $2.8 billion. It has ownership interests in a portfolio of 106 retail properties across Canada containing an aggregate of approximately 16 million square feet.

For further information, please contact:

Bart Munn, Chief Financial Officer
Calloway Real Estate Investment Trust
Tel: (905) 326-6400 (ext. 7631)

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway invests over $500 million in first nine months of 2006

TORONTO, Oct. 16 /CNW/ - Calloway Real Estate Investment Trust (TSX:CWT.UN) announced today that it completed over $500 million of investments during the first nine months of 2006.

Mr. Simon Nyilassy, President and CEO of Calloway said, "Acquisitions, expansions and developments have increased our operating portfolio by over 2.2 million square feet so far this year, as well as adding approximately 600,000 square feet in future development potential.

Investing in 'Calloway quality' assets is a hallmark of our growth program. The addition of newly constructed premises housing successful retailers such as Wal-Mart, Canadian Tire, Sobeys and Best Buy in major markets which include Toronto (6 properties) and Montreal (2 properties), further strengthens Calloway's position as the largest owner of unenclosed, large format retail in Canada.

Our development pipeline is what sets us apart. It has never been stronger, with current expansion capabilities of approximately 4 million square feet, this pipeline alone provides Calloway with an equivalent of 16 new full-size shopping centres."

In aggregate, Calloway's 2006 investing activities to date may be summarized as follows (in millions of dollars):

<<

	Q3	9 Months Ended September 30, 2006	Under Contract(1)	Total
Acquisitions	138	385	105(2)	490
Expansions/Developments	26	101	64	165
Loans (net)	25	41	0	41
Total	189	527	169	696

(1) new investments expected to close before the end of Q1 2007 (acquisitions/loans) or leases executed and rent to commence in 2006 (expansions/developments).
(2) includes $12.3 million acquisition that closed on October 5, 2006.
>>

Details of Calloway's investing activities for the nine months ended September 30, 2006 are set out below.

Closed Acquisitions

During the third quarter, Calloway acquired interests in four (4) properties for $138 million. The acquired properties are located in the Greater Toronto Area (2), Southern Ontario and Montreal, and comprise of 580,000 square feet of leased area, 215,000 square feet of expansion potential and 24,000 square feet of future development.

For the nine months ended September 30, 2006, investments in newly acquired properties total $385 million in seventeen (17) properties, of which fourteen (14) properties are income producing and three (3), are land purchases. The income producing properties comprise approximately 1,700,000 square feet of existing leaseable area and 260,000 square feet of expansion potential. The lands will comprise approximately 340,000 square feet of leaseable area upon completion.

The fourteen shopping centres were acquired for a total of $361 million. The income producing portion of the centres account for $340 million of the acquisitions and generate $24.1 million annually in net revenues, providing a 7.1% yield. Five of these centres have 260,000 square feet of expansion

potential and account for the other $21 million of investment.

The acquisitions were financed with the issuance of 815,348 limited partnership units, convertible into Trust units on a one-for-one basis, for proceeds of approximately $19.3 million, the assumption of $111 million in debt and the balance in cash.

Expansions and New Developments

During the third quarter, the REIT completed 120,000 square feet of expansions and new developments within its existing portfolio. The total investment in these activities was approximately $26.5 million.

For the nine months ending September 30, 2006, Calloway has completed 540,000 square feet of expansions and new developments, generating annual net revenues of $8.4 million and an aggregate yield of 8.3%. Of this retail space, the REIT developed 300,000 square feet and SmartCentres developed the balance. The total investment was approximately $101 million and was in part financed by the issuance of an aggregate of 1,234,156 REIT units and limited partnership units for proceeds of $21 million.

Loans

During the quarter, Calloway committed to an eight year 7.25% mezzanine financing of $28 million to SmartCentres and a partner on a Toronto property, of which, $24.5 million was advanced. The commitment provides Calloway with options to acquire the property on completion. The option price is based on a spread over the ten (10) year Government of Canada bond at the time the option is exercised. If Calloway acquires the property an additional 475,000 square feet of leaseable area would be added to the portfolio. The borrower may defer Calloway's option on 50% of the property for a period of up to 20 years.

For the year to date, financing commitments to SmartCentres total $69.1 million for four (4) mezzanine loans on properties located in Ontario (3) and Quebec. Advances of $40.9 million have been made under these commitments with an estimated yield of 7.3%. Calloway has the right to acquire interests in each of these centres with a total leaseable area of approximately 690,000 square feet upon completion (Calloway's interest).

Under Contract/Negotiation

Calloway has under contract $105 million in acquisitions that are expected to close prior to the end of Q1 2007. Included in these acquisitions is a property located in Peterborough, which closed on October 5, 2006 for $12.3 million. Another $64 million in new expansions and developments are expected to be added to the portfolio by year-end.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

%SEDAR: 00017520E

/For further information: please contact: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 18:03e 16-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calloway Real Estate Investment Trust declares October 2006 distribution

TORONTO, Oct. 19 /CNW/ - Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of October 2006 of $0.12500 per trust unit, representing $1.50 per unit on an annualized basis. Payment will be made on November 15, 2006 to unitholders of record on October 31, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

%SEDAR: 00017520E

/For further information: Steve Liew, Vice President - Finance, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400 x 7798, Fax: (905) 326-0783, sliew(at)callowayreit.com/
(CWT.UN. CWT.DB.)

CO: Calloway Real Estate Investment Trust

CNW 10:20e 19-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Announces New $1 Billion Transaction; Internalizes Management

TORONTO, Oct. 26 /CNW/ - Calloway Real Estate Investment Trust (TSX:CWT.UN) announced today that it has entered into conditional agreements with SmartCentres to acquire or lease interests in 16 properties, of which 14 are anchored by Wal-Mart and half are in the Greater Toronto Area; Calloway will also acquire from SmartCentres part of its property management business, which currently manages Calloway's shopping centres. Aggregate consideration will be approximately $1 billion, with an initial payment of $440 million and the balance payable as the recently constructed properties are fully built out.

The 16 properties comprise 9 operating shopping centres, containing over 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million square feet of potential leaseable area. The 16 properties are expected to be substantially completed over the next 3 to 4 years.

In addition to the 8 properties located in the Greater Toronto Area, the remaining properties are in the Greater Montreal Area (2), Ontario (4), New Brunswick and Quebec. The centres will be anchored by Wal-Mart (14), as well as other national retailers such as Loblaws (5), Home Depot (2), Canadian Tire (2), Sobeys (2) and Rona.

The development properties include a regional unenclosed centre in Stouffville, Ontario that will comprise of over 600,000 square feet on completion and is home to the first newly constructed Canadian Wal-Mart Supercentre, scheduled to open on November 8, 2006. Many of the centres are large in scale with 5 containing over 500,000 square feet of retail area on completion and a further 7 containing over 200,000 square feet. The centres were all built within the last 10 years, with an average age of approximately 5 years, consistent with Calloway's existing portfolio.

Mr. Simon Nyilassy, President and CEO of Calloway said, "With properties in such communities as Oakville, Leaside in Toronto, Erin Mills and Meadowvale in Mississauga, there are no weaknesses in this portfolio."

<<
As a result of this transaction, Calloway will:

a. on closing, immediately increase its operating portfolio to 122 properties, in which Calloway has a net ownership interest of 18.3 million square feet of leased area;
b. on full completion, increase its portfolio from a net ownership share of 20 million square feet to 24 million square feet, an increase of approximately 20%;
c. on closing, immediately take over management of all 112 properties currently managed by SmartCentres.

>>

Calloway has engaged CIBC World Markets as financial advisors in connection with the transaction. The transaction is expected to close in December 2006 and is subject to normal due diligence, certain approvals and other customary conditions.

"The acquisition of a newly built portfolio of large scale properties from SmartCentres further strengthens our strategic network of retail centres across Canada. Calloway's quality retail will no doubt resonate with Canadian consumers in today's strong economy, but more importantly, the value focus will ensure their appeal remains strong in all economic climates." He adds, "With the acquisition of the Stouffville property, Calloway will own 5 of the initial 7 Wal-Mart Supercentres to operate in Canada."

Mr. Nyilassy also said, "Bringing management of our properties in-house adds even greater strength to our management team which, together with our expanding development capabilities, will help us capitalize on our well positioned assets. This is another important step in our evolution. Our

ability to execute another strategic transaction, further emphasizes the strength of our relationship with SmartCentres, which focuses on the development of large scale, value oriented retail centres, many anchored by Wal-Mart".

The initial payment comprises $382 million for the operating properties, at an estimated yield of approximately 6.1%, $44 million for the undeveloped land and $14 million for the property management business. The existing long-term property management contract with SmartCentres will be permanently cancelled, at no additional cost to Calloway. The transaction will be financed in part by the assumption of debt in the amount of approximately $235 million (net of a mark to market adjustment) and the issuance to the vendors of units in the amount of $60 million at current market prices. The balance will be paid in cash, from the surplus proceeds of Calloway's recently completed 5.37%, 10-year unsecured debt offering. The average term to maturity of the assumed debt is approximately 13 years, closely matching the average lease term of approximately 12 years. Following the transaction, Mr. Mitchell Goldhar, President and CEO of SmartCentres will own a 24.5% interest in Calloway, compared to 24.3% prior to the transaction. Mr. Nyilassy also commented, "In addition to the strategic importance of this transaction to Calloway, the financial results are expected to be immediately accretive."

The 16 properties include over 2.4 million square feet in future development, which will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and as tenants lease new space at an estimated yield of over 6.5%. SmartCentres will have the option to provide up to $140 million in financing for these developments, by subscribing for REIT units or exchangeable LP units at a price per unit, based on a 25-cent premium to the current market price of Calloway Units. Under certain circumstances payments for the additional developments may be deferred and the price per unit adjusted. Interests in five properties, for initial consideration of $222 million, will be by way of prepaid 80-year leases, with the unfettered right to acquire the free-hold interest at the end of the term.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances.

%SEDAR: 00017520E

/For further information: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400/
(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 10:04e 26-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Real Estate Investment Trust: Third Quarter Results and Conference Call

TORONTO, Oct. 30 /CNW/ - Calloway REIT (TSX:CWT.UN) announced today that it will issue its financial results for the three and nine months ending September 30, 2006 on Friday November 10, 2006.

Calloway will hold a conference call on Monday November 13, 2006 at 1:00 p.m. Eastern Time. Participating on the call will be members of Calloway's senior management.

Investors are invited to access the call by dialing 1-888-343-7265. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available November 13, 2006 beginning at 4:00 pm (ET) through to 11:59 pm (ET) on November 20, 2006. To access the recording please call 1-800-558-5253 and use the reservation number 21308244.

%SEDAR: 00017520E

/For further information: Calloway Real Estate Investment Trust, Simon Nyilassy, President and CEO, (905) 326-6400 ext. 7649; Calloway Real Estate Investment Trust, Bart Munn, Chief Financial Officer, (905) 266-6400 ext. 7631; Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, (905) 326-6400, (905) 326-0783 (FAX), Website: www.callowayreit.com/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 13:02e 30-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calloway Reports Third Quarter Results

TORONTO, Nov. 10 /CNW/ - Calloway Real Estate Investment Trust (TSX:CWT.UN) is pleased to report it results for the quarter ending September 30, 2006.

<<

Highlights of the Quarter:

- Acquired 534,000 square feet of retail space for $127.6 million, plus properties under development for $13.3 million;
- Expanded existing centres by an additional 123,000 square feet of leaseable area, at a cost to Calloway of $22.8 million, providing an unleveraged initial yield of 7.95%;
- Increased distributions per unit by 3.4% to $1.50 per unit.

>>

As at September 30, 2006, Calloway's $2.8 billion real estate portfolio consists of 16.7 million square feet of gross leaseable area in 109 properties and 3.5 million square feet of future gross leaseable area almost 10% higher than the beginning of the year.

During the quarter Calloway issued 212,833 Trust units and 76,478 LP units, which were part consideration for third quarter acquisitions. In addition, 179,966 Trust units were issued under the distribution reinvestment plan and conversions of convertible debentures.

Calloway's debt to gross book value is a conservative 51% at quarter end. At Calloway's targeted debt to gross book value of 57.5%, it has the capacity to purchase an additional $470.0 million in assets. Subsequent to quarter end, the Trust issued $250 million of unsecured debentures, increasing the debt to gross book value to 53.6%

For quarter ended September 30, 2006, revenue totaled $76.7 million, a $3.0 million or 4.0% increase over the prior quarter. Base rental income increased by $2.8 million or 5.5% in the quarter. Net operating income increased $2.3 million or 4.6% over the prior quarter. The increase is due to acquisitions made in 2005 and 2006 as well as earnouts from SmartCentres. The Trust portfolio continues to be well-leased with vacant space of approximately 1%. High occupancy levels continue to exist in the portfolio with vacant space of only 1%. Quarterly cash flow as measured by adjusted funds from operations "AFFO" totaled $31.4 million, a 3.4% increase over second quarter reflecting the accretion from acquisitions and developments. "AFFO" per unit (dilutive) was $0.388 compared to $0.385 in second quarter. The REIT distributed $0.367 per unit, a 1.1% increase over the prior quarter due to the increase in distribution per unit from $1.45 to $1.50 in September 2006. Our pay out ratio was 94.6% of "AFFO", compared to 94.1% in second quarter.

<<

Subsequent to the quarter end, the Trust reported the following events:

- On October 13, 2006, the Trust issued $250.0 million Series B unsecured debentures with a maturity date of October 12, 2016 and a coupon rate of 5.37%. The net proceeds to the Trust, after deducting underwriting fees, totaled $247.6 million, which was used to paydown outstanding credit facilities, fund future acquisitions and for general Trust purposes.

- The Trust entered into a conditional agreement with SmartCentres to acquire interests in sixteen (16) properties comprised of nine (9) income properties and seven (7) development properties for an initial purchase price of $425.5 million expected to close in December 2006. The acquisition is subject to due diligence and other matters.

- The Trust entered into a conditional agreement with SmartCentres to internalize management of the Trust's properties, at a cost of $14.0 million.

>>

Full reports of the financial results are outlined in the unaudited financial statements and the management discussion and analysis, available on SEDAR. In addition, supplemental information is available on Calloway's website at www.callowayreit.com.

Calloway will hold a conference call on Monday November 13th, 2006 at 1:00 p.m. eastern standard time. Participating on the call will be members of Calloway's senior management staff.

%SEDAR: 00017520E

/For further information: please contact: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON L4K 5X3, Tel: (905) 326-6400/

(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 17:06e 10-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calloway Real Estate Investment Trust declares November 2006 distribution

TORONTO, Nov. 17 /CNW/ - Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) today announced that the trustees of the REIT have declared a distribution for the month of November 2006 of $0.12500 per trust unit, representing $1.50 per unit on an annualized basis. Payment will be made on December 15, 2006 to unitholders of record on November 30, 2006.

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust created to invest in a geographically diversified portfolio of high quality retail shopping centres in Canada.

%SEDAR: 00017520E

/For further information: Steve Liew, Vice President - Finance, 700 Applewood Crescent, Suite 200, Vaughan, ON, L4K 5X3, Tel: (905) 326-6400 x 7798, Fax: (905) 326-0783, sliew(at)callowayreit.com/
(CWT.UN. CWT.DB.)

CO: Calloway Real Estate Investment Trust

CNW 11:06e 17-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway Real Estate Investment Trust completes $225 million financing

/MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

TORONTO, Nov. 30 /CNW/ - Calloway REIT (TSX: CWT.UN) (TSX: CWT.DB) announced today that it has closed its previously announced offering of 7,680,000 Units for a purchase price of $29.30 per Unit for a gross proceeds of $225 million. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets acted as underwriters for the offering of the Units. The offering was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds to Calloway, after deducting the underwriters' fee, was $216,023,040 which will be used to fund future acquisitions and for general trust purposes.

About Calloway

Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's mission is to deliver to its unitholders a stable, reliable and growing distribution. Calloway is Canada's largest owner of large format unenclosed retail properties with total assets of approximately $3 billion. It has ownership interests in a portfolio of 110 primarily retail properties across Canada containing an aggregate of over 16.5 million square feet of leased area and future development potential of approximately 3.5 million square feet.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

%SEDAR: 00017520E

/For further information: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, Tel: (905) 326-6400 (ext. 7649); or Bart Munn, Chief Financial Officer, Tel: (905) 326-6400 (ext. 7631)/ (CWT.UN. CWT.DB.)

CO: Calloway Real Estate Investment Trust

CNW 12:38e 30-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Calloway acquires an additional five million square feet of retail space

TORONTO, Dec. 12 /CNW/ - Calloway Real Estate Investment Trust (TSX: CWT.UN) announced it has completed the internalization of its property management business and the acquisition of seven properties and has entered into long-term leases on an additional four properties, partially completing its previously announced transaction with SmartCentres. Five shopping centres remain under contract and are scheduled to close by December 31, 2006.

Upon completion of the property acquisitions, Calloway will have acquired nine operating shopping centres, containing 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million of potential leaseable area.

The total consideration of the transaction includes approximately $380 million for the operating properties at an estimated yield of approximately 6.1%, $46 million for the undeveloped land and $14 million for the property management business. Interests in five of the properties, for initial consideration of $219 million, will be by way of prepaid 80-year leases with the right to acquire the free-hold interest at the end of the lease term. The purchase price will be satisfied by the assumption of $230 million in existing mortgage financing, the issuance of approximately $41.4 million in Calloway LP Units that are convertible into Calloway REIT Units at a price per unit of $29.30, of which, Mr. Mitchell Goldhar will receive approximately $16.7 million, and the balance in cash and preferred debt. The consideration paid with respect to the initial eleven properties totals $235 million, including $10.2 million for future expansion and development lands.

<<

The acquisitions comprise of the following properties:

Property	Prov.	GLA Built	GLA on Completion	Anchors
Closed				
Brampton (Airport & Bovaird)	ON	-	280,235	Loblaws(1)
Fredericton (N)	NB	-	163,224	Wal-Mart(1)
Kirkland	QC	207,216	207,216	Wal-Mart
Magog	QC	-	256,110	Wal-Mart
Milton (50%)	ON	128,928	228,928	Wal-Mart(1), Canadian Tire(1)
Mississauga (Erin Mills)(2)(40%)	ON	272,130	286,927	Wal-Mart, No Frills
Mississauga (Meadowvale)(3)(50%)	ON	451,468	566,352	Wal-Mart, Rona, Loblaws(1)
Pickering (2)(40%)	ON	527,863	527,863	Wal-Mart, Sam's Club, Sobeys, Canadian Tire(1)
Toronto (147 Laird)(4)(50%)	ON	95,700	234,844	Sobeys, Home Depot(1)
Victoriaville	QC	-	42,440	Wal-Mart(1), Maxi(1), Home Depot(1)
Whitby (NE)	ON	20,847	58,373	

Subtotal		1,704,152	2,852,512	
Closing by December 31, 2006				
Carleton Place (McNeely Ave)	ON	-	281,537	Wal-Mart
Oakville	ON	311,153	518,821	Wal-Mart, Loblaws
Oshawa(N)(2)	ON	406,113	557,780	Wal-Mart, Loblaws, Home Depot(1)
Rockland	ON	-	176,436	Wal-Mart
Stouffville	ON	-	613,598	Wal-Mart(1), Canadian Tire
Subtotal		717,266	2,148,172	
Total		2,421,418	5,000,684	

(1) Shadow anchor
(2) Leased property
(3) 37.5% is leased
(4) 25.0% is leased
>>

The 2.4 million square feet in future development potential in the 16 properties will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and as tenants lease new space, at an estimated yield of over 6.5%. SmartCentres will have the option to provide up to $130 million in financing for these developments, by subscribing for REIT units or Class "B" Exchangeable LP Units at a price per unit, ranging from $29.55 to $33.00.

In connection with the acquisition of the initial eleven properties, Mr. Mitchell Goldhar, the major vendor, president and CEO of SmartCentres, received 206,935 Class "B" Exchangeable Units of Calloway LP at a price of $29.30 per unit and 206,935 Special Voting Units of Calloway. In addition, Mr. Goldhar also received 2,550,000 Class "C" Exchangeable Units of Calloway LP and rights to acquire 351,416 units of the REIT on the completion and rental of certain properties. The Class "C" Exchangeable LP Units are exchangeable into Class "B" LP Units and have nominal value. Mr. Goldhar holds 9,157,389 units of the REIT, representing approximately 12.2% of the total issued and outstanding units which, together with the Class "B" and associated Special Voting Units represent a 22.5% voting interest in Calloway. Including prior rights to acquire Calloway units or Class "B" and associated Special Voting Units, Mr. Goldhar will be able to increase his economic and voting interest in Calloway to as much as 33.0% as such properties are completed and rented. Mr. Goldhar has no present intention of acquiring any additional units or securities convertible into units other than pursuant to the foregoing. A report under National Instrument 62-103 further detailing Mr. Goldhar's holdings in Calloway will be filed within two business days on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances

%SEDAR: 00017520E

/For further information: Simon Nyilassy, President and Chief Executive Officer, Calloway Real Estate Investment Trust, 700 Applewood Crescent, Suite 200, Vaughan, ON L4K 5X3, Tel: (905) 326-6400/
(CWT.DB. CWT.UN.)

CO: Calloway Real Estate Investment Trust

CNW 10:14e 12-DEC-06

CALLOWAY ACQUIRES AN ADDITIONAL FIVE MILLION SQUARE FEET OF RETAIL SPACE
DECEMBER 12, 2006

TORONTO, ONTARIO - Calloway Real Estate Investment Trust (TSX: CWT.UN) announced it has completed the internalization of its property management business and the acquisition of seven properties and has entered into long-term leases on an additional four properties, partially completing its previously announced transaction with SmartCentres. Five shopping centres remain under contract and are scheduled to close by December 31, 2006.

Upon completion of the property acquisitions, Calloway will have acquired nine operating shopping centres, containing 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million of potential leaseable area.

The total consideration of the transaction includes approximately $380 million for the operating properties at an estimated yield of approximately 6.1%, $46 million for the undeveloped land and $14 million for the property management business. Interests in five of the properties, for initial consideration of $219 million, will be by way of prepaid 80–year leases with the right to acquire the free-hold interest at the end of the lease term. The purchase price will be satisfied by the assumption of $230 million in existing mortgage financing, the issuance of approximately $41.4 million in Calloway LP Units that are convertible into Calloway REIT Units at a price per unit of $29.30, of which, Mr. Mitchell Goldhar will receive approximately $16.7 million, and the balance in cash and preferred debt. The consideration paid with respect to the initial eleven properties totals $235 million, including $10.2 million for future expansion and development lands.

The acquisitions comprise of the following properties:

Property	Prov.	GLA Built	GLA on Completion	Anchors
Closed				
Brampton (Airport & Bovaird)	ON	-	280,235	Loblaws[1]
Fredericton (N)	NB	-	163,224	Wal-Mart[1]
Kirkland	QC	207,216	207,216	Wal-Mart
Magog	QC	-	256,110	Wal-Mart
Milton (50%)	ON	128,928	228,928	Wal-Mart[1], Canadian Tire[1]
Mississauga (Erin Mills)[2] (40%)	ON	272,130	286,927	Wal-Mart, No Frills
Mississauga (Meadowvale)[3] (50%)	ON	451,468	566,352	Wal-Mart, Rona, Loblaws[1]
Pickering[2] (40%)	ON	527,863	527,863	Wal-Mart, Sam's Club, Sobeys, Canadian Tire[1]
Toronto (147 Laird)[4] (50%)	ON	95,700	234,844	Sobeys, Home Depot[1]
Victoriaville	QC	-	42,440	Wal-Mart[1], Maxi[1], Home Depot[1]
Whitby (NE)	ON	20,847	58,373	
Subtotal		***1,704,152***	***2,852,512***	
Closing by December 31, 2006				
Carleton Place (McNeely Ave)	ON	-	281,537	Wal-Mart
Oakville	ON	311,153	518,821	Wal-Mart, Loblaws
Oshawa (N)[2]	ON	406,113	557,780	Wal-Mart, Loblaws, Home Depot[1]
Rockland	ON	-	176,436	Wal-Mart
Stouffville	ON	-	613,598	Wal-Mart[1], Canadian Tire
Subtotal		***717,266***	***2,148,172***	
Total		***2,421,418***	***5,000,684***	

(1) Shadow anchor
(2) Leased property
(3) 37.5% is leased
(4) 25.0% is leased

The 2.4 million square feet in future development potential in the 16 properties will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and as tenants lease new space, at an estimated yield of over 6.5%. SmartCentres will have the option to provide up to $130 million in financing for these developments, by subscribing for REIT units or Class "B" Exchangeable LP Units at a price per unit, ranging from $29.55 to $33.00.

In connection with the acquisition of the initial eleven properties, Mr. Mitchell Goldhar, the major vendor, president and CEO of SmartCentres, received 206,935 Class "B" Exchangeable Units of Calloway LP at a price of $29.30 per unit and 206,935 Special Voting Units of Calloway. In addition, Mr. Goldhar also received 2,550,000 Class "C" Exchangeable Units of Calloway LP and rights to acquire 351,416 units of the REIT on the completion and rental of certain properties. The Class "C" Exchangeable LP Units are exchangeable into Class "B" LP Units and have nominal value. Mr. Goldhar holds 9,157,389 units of the REIT, representing approximately 12.2% of the total issued and outstanding units which, together with the Class "B" and associated Special Voting Units represent a 22.5% voting interest in Calloway. Including prior rights to acquire Calloway units or Class "B" and associated Special Voting Units, Mr. Goldhar will be able to increase his economic and voting interest in Calloway to as much as 33.0% as such properties are completed and rented. Mr. Goldhar has no present intention of acquiring any additional units or securities convertible into units other than pursuant to the foregoing. A report under National Instrument 62-103 further detailing Mr. Goldhar's holdings in Calloway will be filed within two business days on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

For further information, please contact:
Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, ON L4K 5X3
Tel: 905-326-6400

The Toronto Stock Exchange neither approves nor disapproves of the contents of this Press Release.

This press release contains "forward looking statements" subject to various significant risks and uncertainties which may cause actual results, performances and achievements of Calloway to be materially different from any future results, performances or achievements, expressed or implied by such forward looking statements. Such risk factors include, but are not limited to, risks associated with real property ownership, availability of cash flow, restrictions on redemption, general uninsured losses, future property acquisition, environmental matters, tax related matters, debt financing, Unitholder liability, potential conflicts of interest, potential dilution, and reliance on key personnel. Calloway cannot assure investors that actual results will be consistent with these forward looking statements and Calloway assumes no obligation to update or revise them to reflect new events or circumstances



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

February 14, 2005 and February 16, 2005

Item 3 News Release:

Press releases, fully describing the transaction, were issued via CCN Mathews on February 14, 2005 and February 16, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") will increase it's monthly distribution for the month of April 2005 by approximately 8% to 11.333 cents per trust unit, representing $1.36 per unit on an annualized basis, or a 10 cents per unit annualized increase, conditional on closing the second tranche (8 shopping centres) of the previously announced acquisition of 14 shopping centres from the First Pro/ Wal-Mart partnership.

Calloway has reached an agreement with CIBC World Markets Inc. to issue on an underwritten basis a private placement of 3,101,000 subscription receipts priced at $19.35 per receipt for gross proceeds of $60,004,350. Each receipt will entitle the holder to receive one Unit of Calloway on the closing of the acquisition of the 8 shopping centres.

Item 5 Full Description of Material Change:

Calloway Real Estate Investment Trust ("Calloway") will increase it's monthly distribution for the month of April 2005 by approximately 8% to 11.333 cents per trust unit, representing $1.36 per unit on an annualized basis, or a 10 cents per unit annualized increase, conditional on closing the second tranche (8 shopping centres) of the previously announced acquisition of 14 shopping centres from the First Pro/ Wal-Mart partnership.

Calloway has reached an agreement with CIBC World Markets Inc. to issue on an underwritten basis a private placement of 3,101,000 subscription receipts priced at $19.35 per receipt for gross proceeds of $60,004,350. Each receipt will entitle the holder to receive one Unit of Calloway on the closing of the acquisition of the 8 shopping centres.

Calloway's also confirms the following:

(a) the approval by its Investment Committee of the acquisition of the second tranche of 8 shopping centres from the First Pro/Wal-Mart partnership, for an expected purchase price of $230 million. Calloway has arranged $155.2 million in fixed rate long-term financing, with an average term of 15.3 years and an average interest rate of 5.64 % to finance this transaction. The balance will be financed by a combination of new equity, operating lines and vendor mortgages;

(b) the acquisition of shopping centres in Montreal (Anjou) Quebec and Sarnia, Ontario. These centres are well located in their market and include such tenants as Sobey's, Shell, HBC Home Outfitters, LCBO, Sleep Country and Moores. Both acquisitions are accretive, fit well with Calloway's acquisition strategy and together represent an investment of over $22 million;

(c) the completion of further expansions of seven centres previously acquired from First Pro and Wal-Mart by 123,201 square feet representing approximately $21 million of accretive investment. Tenants include Winners, Old Navy, Pier One Imports, Reitmans, Radio Shack, EB Games, Payless Shoes and Telus. As of December 31, 2004, there was approximately 362,000 square feet of new potential space with binding agreements to lease in place and construction underway. Over one-third of the available expansion area is now leased, leaving a further 993,000 square feet for future development, equivalent to four additional, new shopping centres;

(d) a mezzanine loan agreement with First Pro Shopping Centres on a centrally located, 48 acre development site in Laval, Quebec. Total loan proceeds are $24.6 million. Calloway has the option to purchase a 50% interest in the property upon its substantial completion. Also under the mezzanine loan program with First Pro Calloway has exercised an option to acquire a 50% interest in a new Wal-Mart leased property in Kenora, Ontario for approximately $6 million at an accretive unlevered yield of 8.65%. This represents the first of a seven-property pipeline of large format retail centres that Calloway expects to acquire over the next several years in Laval, Montreal and St. Jerome, Quebec, Kenora, Stratford and Whitby, Ontario and St. John's Newfoundland through its growing mezzanine loan program;

(e) the completion of the previously announced dispositions of its office properties: Holland Cross in Ottawa, Ontario and Century Park Place in Calgary, Alberta. Total proceeds from the sales were approximately $69,250,000 resulting in an estimated gain on sale of $12,500,000, or 18%.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated February 16, 2005.

FORM 27
Securities Act **(Alberta)**

MATERIAL CHANGE REPORT UNDER SECTION 146(2) OF THE *SECURITIES ACT* (ALBERTA)

Item 1 Reporting Issuer:

Calloway Real Estate Investment Trust. ("Calloway" or the "Trust")
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

February 24, 2005.

Item 3 News Release:

A press release was issued on February 24, 2005 via CCN Mathews.

Item 4 Summary of Material Change:

Calloway has closed its previously announced private placement of Units priced at $19.35 per Subscription Receipts for gross proceeds of approximately $60 Million.

Item 5 Full Description of Material Change:

Calloway has closed its previously announced private placement of Subscription Receipts priced at $19.35 per Subscription Receipts for gross proceeds of approximately $60 Million. CIBC World Markets Inc., TD Securities Inc., Desjardins Securities Inc. and Canaccord Capital Corporation acted as underwriters on the offering. The proceeds will be used to fund a portion of the cash component of the purchase price of the second tranche (8 centres) of the previously announced acquisition of 14 shopping centres from FirstPro Shopping Centres and Wal-Mart.

Item 6 Reliance on Section 146(2) of the Securities Act:

Not Applicable.

Item 7 Omitted Information:

Not Applicable.

Item 8 Senior Officers:

The name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President
Calloway Real Estate Investment Trust
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated this 24th day of February, 2005 in the City of Calgary, Alberta.

Calloway Real Estate Investment Trust

Per: *"J. Michael Storey"*

J. Michael Storey
President and Chief Executive Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

March 10, 2005

Item 3 News Release:

A press release fully describing the transaction was issued via CCN Mathews on March 10, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust completed the second phase of its previously announced acquisition (the "Acquisition") from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-ownership"), comprising eight shopping centres with a total of approximately 1,497,691 rentable square feet of leased area (Calloway's interest) (the "Centres") and connected undeveloped lands with the potential for approximately 177,682 square feet of future retail space (Calloway's interest) (the "Undeveloped Lands"), of which 30,390 square feet of the Undeveloped Lands is leased and under construction.

Item 5 Full Description of Material Change:

Calloway Real Estate Investment Trust completed the second phase of its previously announced acquisition (the "Acquisition") from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-ownership"), comprising eight shopping centres with a total of approximately 1,497,691 rentable square feet of leased area (Calloway's interest) (the "Centres") and connected undeveloped lands with the potential for approximately 177,682 square feet of future retail space (Calloway's interest) (the "Undeveloped Lands"), of which 30,390 square feet of the Undeveloped Lands is leased and under construction.

The total consideration (including Calloway's costs) paid for the Centres and the Undeveloped Lands was approximately $230 million which was satisfied:

(a) by way of a vendor take back mortgage to the Co-ownership in the amount of approximately $6.0 million, which is interest free and relates to the Undeveloped Lands; and

(b) by the payment of the balance in cash.

Calloway funded the cash component of the Acquisition, in part, by borrowing approximately $155.2 million secured by fixed rate mortgage financing on seven of the Properties at a weighted average interest rate of 5.64% and an average term of 15.3 years. The remaining cash component was funded from the proceeds of the private placement of Subscriptions Receipts closed by Calloway on February 24, 2005. These Subscription Receipts were converted into 3,101,000 units of Calloway concurrently with the closing of the Acquisition. There are currently approximately 36.6 million units of Calloway issued and outstanding.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated March 14, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

April 19, 2005

Item 3 News Release:

A press release describing the transaction was issued on April 19, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that its Board of Directors has approved conditional agreements with FirstPro Shopping Centres and Wal-Mart Canada Corp. to acquire interests in 36 recently completed, large-format shopping centres, including a 60% interest in 8 Centres from Wal-Mart Canada Corp., and acquire development properties for 10 new shopping centres, totaling approximately 12 million square feet on completion, for consideration of approximately $1.2 billion.

Item 5 Full Description of Material Change:

Calloway announced that it has approved conditional agreements with FirstPro Shopping Centres and Wal-Mart Canada Corp. to:

(a) acquire interests in 36 recently completed, large-format shopping centres, including a 60% interest in 8 Centres from Wal-Mart Canada Corp., and acquire development properties for 10 new shopping centres, totaling approximately 12 million square feet on completion, for consideration of approximately $1.2 billion;
(b) relocate its operations to Toronto from Calgary;
(c) take on part of FirstPro's leasing and development operations; and
(d) appoint a new senior management team with Simon Nyilassy (now at First Pro) in the role of President and CEO.

The result of this transaction to Calloway will be:

(a) a doubling of its size from $1.2 billion to $2.4 billion in assets and 19 million square feet, upon completion,
(b) the transformation of Calloway into the dominant retail REIT for large format unenclosed centres, with a portfolio of 85 operating retail properties, with 70 anchored by a Wal-Mart store, and
(c) the introduction of an internal development team that initially will be responsible for over 2 million square feet of new development in 24 properties.

The acquisition is expected to close by June 30, 2005 and the transaction is subject to due diligence, unitholder approval and other customary conditions. FirstPro will continue to property manage all of the centres.

The portfolio of properties being acquired includes some of Canada's prime retail properties. It includes properties in 8 of Canada's 10 provinces, including 28 (61%) in Ontario. Sixty percent of the 36 operating centres exceed 300,000 square feet in leaseable area, with 25% exceeding 500,000 square feet. Wal-Mart operates a department store in 33 of the 36 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today.

The 36 operating centres generate net rents of over $80 million per annum (Calloway's interest), will contain approximately 10.5 million square feet of retail space on completion and currently have approximately 8.3 million square feet leased. Alongside Wal-Mart, 25 of the 36 centres operate with at least one of Sam's Club, Loblaws, Sobeys, Rona, Home Depot and Canadian Tire as additional anchors. The 10 vacant sites will, following completion of development, also be anchored by Wal-Mart and/or other Canadian retailers. These properties are expected to achieve substantial completion within the next 1 to 3 years and will add a further 1.3 million square feet on completion.

With this acquisition, Calloway's assets will have grown from $100 million in November of 2002 to $2.4 billion by the end of June 2005. Calloway's portfolio will be comprised of 85 operating shopping centres and 10 properties for the development of future shopping centres. This portfolio of predominately newly built properties, located in every province of Canada have financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates. This property and financial profile ensures predictability of cash flow and stability for Calloway unitholders

Mr. Mitchell Goldhar, owner of First Pro and owner of interests in all of the 46 properties as well as approximately 6 million units of Calloway, has announced his intention to subscribe for Class A and Class B units of a limited partnership to be formed by Calloway. The Class A units will be issued as consideration for current income producing assets while the Class B units represent future potential equity Mr. Mitchell Goldhar could obtain as development of the portfolio proceeds. Mr. Goldhar will be issued Special Voting Units of Calloway which provide votes, (but no equity participation), equal to the aggregate of the Class A and Class B units. As a result, Mr. Mitchell Goldhar will increase his equity interest in Calloway from approximately16% to as much as 30% and his voting interest in Calloway from approximately 16% to as much as 40%. The enhanced voting rights exist only for so long as the development process for the portfolio is in process and the aggregate voting rights will be, in general, equal to Mr. Goldhar's equity plus additional equity units he could receive from future developments. Mr. Mitchell Goldhar will also be granted the right, under certain circumstances, to receive additional voting units of Calloway in order to maintain his voting interest at a minimum of 25%. This right will expire at the end of five years unless an additional $750 million dollars in assets is transferred from FirstPro to Calloway (inclusive of assets acquired by Calloway under existing development agreements), in which case the 25% minimum voting right will extend for an additional five-year term.

The 36 completed centres include 9 properties in which Calloway will acquire a leasehold interest (see Schedule A for Transaction Details and Schedule B for breakdown of assets). The term of the ground leases will be from a minimum of 5 to a maximum of 35 years. FirstPro will have the right to terminate the nine ground leases in the event that at any time it controls less than 20% of the voting rights of Calloway or

in the event that any third party acquires 20% of the voting rights of Calloway. In the event that the ground leases are terminated as a result of the foregoing, Calloway's assets would reduce by approximately 15%.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated April 19, 2004.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

May 11, 2005

Item 3 News Release:

A press release describing the transaction was issued on May 11, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced today enhancements to the previously announced $1.2 billion acquisition of some of Canada's prime retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., one of the largest transactions to date by a Canadian REIT. The changes include an increase in the number of freehold properties to 42 from 37 and a reduction in the number of leasehold properties to three from nine. Also, voting rights associated with the Class B units of Calloway LP will be eliminated.

Item 5 Full Description of Material Change:

Calloway announced enhancements to the previously announced $1.2 billion acquisition of some of Canada's prime retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., one of the largest transactions to date by a Canadian REIT. The changes include an increase in the number of freehold properties to 42 from 37 and a reduction in the number of leasehold properties to three from nine. Also, voting rights associated with the Class B units of Calloway LP will be eliminated.

Calloway will acquire interests in eight million square feet of existing, newly constructed retail space in 35 shopping centres, for consideration of approximately $1.09 billion. Calloway will also acquire lands for the construction of an additional 10 centres, with 1.3 million square feet of retail space on completion, for consideration of approximately $ 42 million. As partial payment of the consideration for the transaction, Mr. Mitchell Goldhar, owner and CEO of FirstPro Shopping Centres, will be issued approximately 10.2 million Class A units of Calloway LP and other vendors will be issued approximately 3 million Class A units of Calloway LP, with each such unit carrying one vote at the Calloway REIT level.

The portfolio of properties being acquired includes properties in eight of Canada's ten provinces, with 27 of 45 (or 60%) in Ontario. Twenty one of the 35 operating centres (60%) exceed 300,000 square feet in leaseable area, with nine (25%) exceeding 500,000 square feet. Approximately 66% of these centres are strategically located in the major metropolitan markets of Greater Toronto, Greater Montreal, Greater Vancouver, Calgary, Ottawa-Hull, Regina, Winnipeg and Halifax, with much of the balance located in such prosperous markets as Barrie, London and Cambridge. The properties being acquired will generate net rents of approximately $74 million per annum at closing. Net rents are expected to increase to approximately $110 million per annum on completion of development of all 45 of the centres.

Wal-Mart operates a department store in 32 of the 35 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today. Alongside Wal-Mart, 24 of the 35 centres operate with at least one of Loblaws, Sobeys, Rona, Home Depot, Canadian Tire and Sam's Club as additional anchors. Calloway anticipates that the 10 vacant development sites will, also be anchored by Wal-Mart and/or other major Canadian retailers, following completion of development.

As part of the transaction, Calloway will also:

(a) relocate its operations to Toronto from Calgary;
(b) assume part of FirstPro's leasing and development operations; and
(c) appoint a new senior management team with Simon Nyilassy (now at FirstPro) in the role of President and CEO

The transaction will double Calloway's assets, to approximately $2.4 billion from approximately $1.2 billion, and transform Calloway into a dominant retail REIT for newly constructed, large format, unenclosed shopping centres. Upon completion of the transaction, Calloway will have a portfolio of 84 operating centres and 10 vacant development sites, which will contain approximately 20.5 million square feet on completion. This portfolio of predominately newly built properties, located in every province of Canada, have financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates. This property and financial profile ensures predictability of cash flow and stability for Calloway unitholders.

Mr. Mitchell Goldhar, who now controls approximately six million Calloway units (approximately 16%), will, control approximately 16 million voting units upon closing of the transaction, representing an economic and voting interest in Calloway of approximately 27%. Prior to this transaction, Mr. Goldhar is able to increase his interest in Calloway to approximately 26%, as the remaining development value inherent in the properties already acquired by Calloway is realized on completion of the centres. After closing of the transaction, Mr. Goldhar will be able to increase his economic and voting interests in Calloway to as much as 40%, as the existing and new developments are completed.

An information circular is anticipated to be mailed to unit holders on or about May 27, 2005, for a special and annual meeting to be held on or about June 22, 2005 to, among other matters, approve the transaction. The transaction is conditional on the approval of the unitholders of Calloway. Mr. Goldhar, FirstPro and all affiliated persons and companies will not be entitled to vote on the transaction.

Calloway has also appointed a Special Committee comprised of 4 of its independent Trustees with a mandate to comply with the requirements of Ontario Securities Commission Rule 61-501, in particular to obtain an independent valuation of the properties being acquired and the consideration that Calloway will be paying to related parties in connection with the acquisition. The Special Committee is in the process of retaining an independent financial advisor to prepare the required valuation of the transaction. The valuation and disclosure of the Special Committee's deliberations, conclusions and recommendations will be included in the information circular.

The changes to the previously announced transaction are as follows:

(a) The number of leasehold properties will be reduced to three from nine, as follows:

(i) Calloway will no longer be acquiring an interest in the FirstPro Richmond Hill Wal-Mart Centre and will be acquiring a 60% freehold interest in each of the FirstPro Mississauga Wal-Mart Centre - South Common Mall and FirstPro Pickering Wal-Mart Centres, rather than 60% freehold and 40% leasehold interest in these properties;

(ii) Calloway will be acquiring freehold, rather than leasehold, interests in FirstPro Vaughan Wal-Mart Centre, FirstPro Whitby North Wal-Mart Centre and FirstPro Ottawa Wal-Mart Centre;

(iii) Calloway's interest in FirstPro Barrie South Wal-Mart Centre, FirstPro Cambridge Wal-Mart Centre and 40% of FirstPro Etobicoke Wal-Mart Centre will continue to be by way of 35 year operating leases, which will represent approximately 8% of Calloway's rent after completion of the transaction. After ten years (previously five years), it will have the option to cancel the balance of the term on the leasehold properties by paying to Calloway the then market value of a 35 year leasehold interest in the properties. In the event that a third party acquires greater than 20% of the issued and outstanding units of Calloway, FirstPro will have the right to immediately terminate the operating leases on payment to Calloway of the unamortized value of the leasehold property;

(b) The terms of the "earn-out" arrangements for future developments will be amended to eliminate the voting rights associated with the Class B units of Calloway LP;

(c) Mr. Mitchell Goldhar will join the board of trustees of Calloway on completion of the transaction; and

(d) Mr. Goldhar's right to extend his minimum 25% voting interest from five to ten years will now occur only after FirstPro has sold to Calloway at least an additional $800 million of freehold interests in shopping centres in which it has an ownership interest, in the five years after closing of the transaction, and provided that Mr. Goldhar remains a Calloway trustee and maintains ownership of the lesser of 20 million or 20% of the Calloway units or Class A units of Calloway LP;

The transaction remains conditional on required approvals, due diligence and acceptable financing arrangements.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated May 16, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

June 2, 2005

Item 3 News Release:

A press release describing the transaction was issued on June 2, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it has agreed to issue, 6,300,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $125,055,000.

Item 5 Full Description of Material Change:

Calloway announced that it has agreed to issue, 6,300,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $125,055,000. The proceeds will be used to partially fund the cash component of the purchase price of the previously announced acquisition of 35 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart and 10 parcels of development lands from FirstPro (the "Acquisition"). Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale was led by CIBC World Markets Inc. and including Scotia Capital Inc., Desjardins Securities Inc., RBC Capital Markets, Merrill Lynch Canada Inc. and National Bank Financial Inc. The sale will be completed by way of a private placement subject to applicable resale restrictions pursuant to Multilateral Instrument 45-102, Resale of Securities. The sale is scheduled to close on June 23, 2005. The agents have the option to sell an additional 2,520,000 Subscription Receipts at $19.85 per Subscription Receipt until June 10, 2005 thereby increasing the gross proceeds to $175,077,000.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated June 3, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

June 9, 2005

Item 3 News Release:

A press release describing the transaction was issued on June 9, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it has agreed to increase its previously announced offering of Subscription Receipts.

Item 5 Full Description of Material Change:

Calloway announced that it has agreed to increase its previously announced offering of Subscription Receipts. Calloway will issue 11,336,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600 pursuant to the terms of an agency agreement. The proceeds will be used to fund a portion of the cash component of the purchase price of the previously announced acquisition of 35 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart and 10 parcels of development lands from FirstPro (the "Acquisition"). The balance of the cash component will be financed by new term mortgages and other debt facilities. Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale, led by CIBC World Markets Inc. and including Scotia Capital Inc., Desjardins Securities Inc., RBC Capital Markets, Merrill Lynch Canada Inc and National Bank Financial Inc. on an agency basis, will be completed by way of a private placement subject to applicable resale restrictions. The sale is scheduled to close on June 22, 2005.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focused on the acquisition of high quality retail properties.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated June 10, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

June 22, 2005

Item 3 News Release:

A press release describing the transaction was issued on June 22, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it has closed the sale of 11,336,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600 pursuant to the terms of an agency agreement.

Item 5 Full Description of Material Change:

Calloway announced that it has closed the sale of 11,336,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600 pursuant to the terms of an agency agreement. The proceeds will be used to fund a portion of the cash component of the purchase price of the previously announced acquisition of 35 shopping centres developed by FirstPro Shopping Centres and owned by FirstPro and Wal-Mart and 10 parcels of development lands from FirstPro (the "Acquisition"). The balance of the cash component will be financed by new term mortgages and other debt facilities. Each Subscription Receipt will entitle the holder to receive one Unit of Calloway upon closing of the Acquisition.

The sale, led by CIBC World Markets Inc. and including Scotia Capital Inc., Desjardins Securities Inc., RBC Capital Markets, Merrill Lynch Canada Inc and National Bank Financial Inc. on an agency basis, was completed by way of a private placement subject to applicable resale restrictions.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

J. Michael Storey, President and Chief Executive Officer
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue S.W.
Calgary, Alberta T2P 3P1
Tel: (403) 266-6437
Fax: (403) 266-6522

Item 9 Date of Report

Dated June 23, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

July 8, 2005

Item 3 News Release:

A press release describing the transaction was issued on July 8, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway or the "Trust") announced that it has completed its previously announced acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., one of the largest transactions to date by a Canadian REIT.

Item 5 Full Description of Material Change:

Calloway announced that it has completed its previously announced acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc. Calloway has acquired interests in approximately eight million square feet of existing, newly constructed retail space in 35 shopping centres, for consideration of approximately $1.12 billion. Calloway also acquired lands or options to acquire lands for the construction of an additional 10 centres, with 1.2 million square feet of retail space on completion, for consideration of approximately $42 million. As partial payment of the consideration for the transaction, Mr. Mitchell Goldhar, owner and CEO of FirstPro Shopping Centres, has been issued 9,571,491 Class B units of Calloway LP and other vendors will be issued 2,297,526 Class B units of Calloway LP, with each such unit carrying one vote at the Calloway REIT level.

A portion of the cash component for the acquisition was funded from the proceeds of the private placement of Subscription Receipts, closed by Calloway on June 22, 2005. These Subscription Receipts were converted into 11,336,000 Units of Calloway concurrently with the closing of the acquisition. Certificates representing the Units issued on conversion of the Subscription Receipts will be available for delivery commencing on July 12, 2005. As a result of the conversion of Subscription Receipts into units of Calloway, there are currently 49,422,645 units of Calloway issued and outstanding.

The portfolio of properties acquired includes properties in eight of Canada's ten provinces, with 27 of 45 (or 60%) in Ontario. Twenty one of the 35 operating centres (60%) exceed 300,000 square feet in leaseable area, with nine (25%) exceeding 500,000 square feet. Approximately 66% of these centres are strategically located in the major metropolitan markets of Greater Toronto, Greater Montreal, Greater Vancouver, Calgary, Ottawa-Hull, Regina, Winnipeg and Halifax. The properties acquired will generate net rents of approximately $75.8 million per annum at closing.

Wal-Mart operates a department store in 32 of the 35 operating centres and comprises approximately 4 million square feet under long-term leases with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 32% of the rents from Calloway's total portfolio after closing, compared to 34% today. Alongside Wal-Mart, 24 of the 35 centres operate with at least one of Loblaws, Sobeys, Rona, Home Depot, Canadian Tire and Sam's Club as additional anchors. Calloway anticipates that the 10 vacant development sites will also be anchored by Wal-Mart and/or other major Canadian retailers, following completion of development.

As a result of the transaction, Calloway will also be:

(a) relocating its operations to Toronto from Calgary; and
(b) assuming part of FirstPro's leasing and development operations;

In addition, Mr. Simon Nyilassy (formerly EVP Finance at First Pro) has been appointed to the role of President and CEO, replacing Mr. Michael Storey, who remains as a Trustee.

The acquisition doubles Calloway's assets to approximately $2.4 billion from approximately $1.2 billion, and transforms Calloway into a dominant retail REIT for newly constructed, large format, unenclosed shopping centres. Calloway now has a portfolio of 84 operating centres and 10 vacant development sites, which will contain approximately 20.5 million square feet on completion. This portfolio of predominately newly built properties, located in every province of Canada, has financially strong tenants with an overall weighted average lease term of 11 years, and an average term to maturity of over 10 years on mortgages payable, most of which are locked in at today's low interest rates.

In connection with the acquisition, Mr. Mitchell Goldhar through various affiliates acquired 9,571,491 Class B Exchangeable Units of Calloway LP, 8,038,110 Class C Exchangeable Units of Calloway LP and 9,571,491 Special Voting Units of Calloway. Mr. Goldhar through an affiliate also received the right to acquire approximately 2,300,000 units of Calloway on the completion and rental of certain properties. Mitchell Goldhar holds 6,219,125 units of the REIT, representing approximately 12.6% of the total issued and outstanding units of the REIT which, together with the Class B Exchangeable Units and associated Special Voting Units represent a 25.8% voting interest in Calloway. With the right to acquire Calloway units or Class B Exchangeable Units and associated Special Voting Units on the completion and rental of certain properties, Mr. Goldhar will be able to increase his economic and voting interest in Calloway to as much as 42.9% as such properties are completed and rented. Mr. Goldhar has no present intention of acquiring any additional units or securities convertible or exchangeable into units other than pursuant to the foregoing.

Mr. David Carpenter and Mr. Ken Delf have resigned as trustees of Calloway. Mr. Mitchell Goldhar and Mr. Peter Forde have joined the board of trustees as FirstPro appointees. Mr. Forde is a chartered accountant and is Executive Vice President, Finance and Administration of FirstPro. Mr. Michael Young will remain as a trustee and has also been designated as a FirstPro appointee.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated July 15, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 5th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

August 8, 2005

Item 3 News Release:

A press release describing the material change was issued on August 8, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") announced today that Mr. Marc Charlebois has been appointed to the position of Chief Operating Officer of the Trust effective September 1, 2005.

Item 5 Full Description of Material Change:

The Trust announced today that Mr. Marc Charlebois has been appointed to the position of Chief Operating Officer of the Trust effective September 1, 2005. Mr. Charlebois is currently Chief Operating Officer of a Toronto based real estate development and asset manager, specializing in retail and entertainment based centres. He has over 15 years experience in the real estate industry, covering all areas of operations, including leasing, development, construction and property management.

Mr. Charlebois has a MBA from Queen's University and has a Bachelor of Industrial Engineering and Management from the Royal Military College of Canada.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust

700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated August 8, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 8th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

September 15, 2005

Item 3 News Release:

A press release describing the transaction was issued on September 15, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") has agreed to issue $200 million principal amount of Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

Item 5 Full Description of Material Change:

Calloway has agreed to issue, on an agency basis, $200 million principal amount of Series A senior unsecured debentures (the "Debentures") with a maturity date of September 22, 2010 and a coupon rate of 4.51%. The issue was upsized from the originally intended issue size of $150 million. A syndicate led by RBC Capital Markets and including Scotia Capital Inc. acted as agents for the sale of the Debentures. Closing of this issue is expected on or about September 22, 2005. This offering is being made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds from the issue will be used primarily to pay down outstanding credit facilities and for general trust purposes. The Debentures have been rated BBB (Stable) by Dominion Bond Rating Services.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated September 15, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
310, 855 – 8th Avenue SW
Calgary, Alberta T2P 3P1

Item 2 Date of Material Change:

September 22, 2005

Item 3 News Release:

A press release describing the transaction was issued on September 22, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced today that it has closed its previously announced offering of $200 million Series A senior unsecured debentures (the "Debentures") with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

Item 5 Full Description of Material Change:

Calloway announced today that it has closed its previously announced offering of $200 million Series A senior unsecured debentures (the "Debentures") with a maturity date of September 22, 2010 and a coupon rate of 4.51%. A syndicate led by RBC Capital Markets and including Scotia Capital Inc. acted as agents for the sale of the Debentures. The offering was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds to Calloway, after deducting the agents' fee, was $199.256 million which will be used to pay down outstanding credit facilities and for general trust purposes. The Debentures have been rated BBB (Stable) by Dominion Bond Rating Services.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated September 22, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario L4K 5X3

Item 2 Date of Material Change:

November 24, 2005

Item 3 News Release:

A press release describing the transaction was issued on November 24, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") has agreed to issue 4,256,000 trust units (the "Units") for $23.50 per Unit for gross proceeds of $100,016,000.

Item 5 Full Description of Material Change:

Calloway Real Estate Investment Trust ("Calloway") has agreed to issue, on a bought deal basis, 4,256,000 trust units (the "Units") for $23.50 per Unit for gross proceeds of $100,016,000. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets acted as underwriters for the offering of the Units.

This offering is being made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. Closing is expected to occur on or about December 6, 2005. The terms of the offering will be described in a prospectues supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used by Calloway to finance future acquisitions and for general trust purposes.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated November 25, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario L4K 5X3

Item 2 Date of Material Change:

December 6, 2005

Item 3 News Release:

A press release describing the transaction was issued on December 6, 2005.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") has closed its previously announced issuance of 4,256,000 trust units (the "Units") for $23.50 per Unit for gross proceeds of $100,016,000.

Item 5 Full Description of Material Change:

Calloway has closed its previously announced issuance of 4,256,000 Units for $23.50 per Unit for gross proceeds of $100,016,000. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets acted as underwriters for the offering of the Units. The issuance was made under Calloway's base shelf prospectus dated September 14, 2005 qualifying the issue of up to $2 billion in debt or equity securities. The net proceeds to Calloway, after deducting theunderwriters' fee, were $96.015 million, which will be used by Calloway to finance future acquisitions and for general trust purposes.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated December 8, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario L4K 5X3

Item 2 Date of Material Change:

March 31, 2006

Item 3 News Release:

A press release describing the transaction was issued on March 31, 2006.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced today that it has agreed to issue, on a bought deal basis, 8,500,000 trust units (the "Units") for $26.60 per Unit for gross proceeds of approximately $226 million.

Item 5 Full Description of Material Change:

Calloway announced today that it has agreed to issue, on a bought deal basis, 8,500,000 trust units (the "Units") for $26.60 per Unit for gross proceeds of approximately $226 million. Calloway has granted the underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to closing, to purchase up to an additional 900,000 units at the same offering price. In addition, Calloway has granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days after closing, to purchase up to an additional 940,000 Units at the same offering price. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets is acting as underwriters for the offering of the Units.

This offering is being made by way of prospectus supplement to be filed in all provinces of Canada, except Quebec. Closing is expected to occur on or about April 13, 2006, subject to regulatory approval. Purchasers of the Units under this offering will be entitled to receive the distribution expected to be paid on May 15, 2006 to unitholders of record on April 28, 2006.

The net proceeds from the offering will be used by Calloway to pay down its line of credit, to finance future acquisitions and for general trust purposes.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated March 31, 2006.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
200, 700 Applewood Crescent
Vaughan, ON L4K 5X3

Item 2 Date of Material Change:

October 6, 2006

Item 3 News Release:

Two press releases describing the transaction were issued on October 6, 2006, with an additional press release issued October 12, 2006.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it agreed to issue, on a bought deal basis, $250 million principal amount of Series B senior unsecured debentures.

Item 5 Full Description of Material Change:

Calloway agreed to issue, on a bought deal basis, $250 million principal amount of Series B senior unsecured debentures (the "Debentures") with a maturity date of October 12, 2016 and a coupon rate of 5.37%. The offering was underwritten by a syndicate led by RBC Capital Markets and including Scotia Capital Inc. and TD Securities. The offering was expected to and did close on October 12, 2006. Dominion Bond Rating Service has provided Calloway with a credit rating of BBB with a stable trend relating to the Debentures.

This offering was made by way of a Prospectus Supplement to Calloway's existing $2 billion base shelf short form prospectus filed with the Canadian securities regulatory authorities. The terms of the offering were described in a prospectus supplement dated October 10, 2006, which was filed with the Canadian securities regulators.

The net proceeds from the issue will be used to pay down outstanding credit facilities, to fund future acquisitions and development activities and for general trust purposes.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated October 12, 2006.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario L4K 5X3

Item 2 Date of Material Change:

October 26, 2006

Item 3 News Release:

A press release describing the transaction was issued on October 26, 2006

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") has entered into conditional agreements with SmartCentres to acquire or lease interests in 16 properties. Calloway will also internalise the management of the majority of Calloway's shopping centres. Aggregate consideration will be approximately $440 million with additional amounts payable as the recently constructed properties and raw land are built out.

Item 5 Full Description of Material Change:

Calloway has entered into conditional agreements with SmartCentres to acquire or lease interests in 16 properties. Calloway will also internalise the management of the majority of its existing portfolio of shopping centres. Aggregate consideration will be approximately $440 million with additional amounts payable as the recently constructed properties and raw land are built out.

The 16 properties comprise 9 operating shopping centres, containing over 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million square feet of potential leaseable area. All 16 properties are expected to be substantially completed over the next 3 to 4 years.

In addition to 8 properties located in the Greater Toronto Area, the remaining properties are in the Greater Montreal Area (2), Ontario (4), New Brunswick and Quebec. Most of the centres will be anchored by Wal-Mart (14), as well as other national retailers such as Loblaws (5), Home Depot (2), Canadian Tire (2), Sobeys (2) and Rona.

The development properties include a regional unenclosed centre in Stouffville, Ontario that will be comprised of over 600,000 square feet on completion and is home to the first newly constructed Canadian Wal-Mart Supercentre, scheduled to open on November 8, 2006. Many of the centres are large in scale with 5 containing over 500,000 square feet of retail area on completion and a further 7 containing over 200,000 square feet. The centres were all built within the last 10 years, with an average age of under 6 years, consistent with Calloway's existing portfolio.

As a result of this transaction, Calloway will:

a. on closing, immediately increase its operating portfolio to 122 properties, in which Calloway has a net ownership interest of 18.3 million square feet of leased area;
b. on full completion, increase its potential portfolio, from 20 million square feet to 24 million square feet (Calloway's interest) an increase of approximately 20%; and
c. internalise management of 112 properties (10 properties will remain under third party non-SmartCentres management).

Calloway has engaged CIBC World Markets as financial advisors in connection with the transaction. The transaction is expected to close in December 2006 and is subject to normal due diligence, certain approvals and other customary conditions.

The initial purchase price is comprised of $382 million for the operating properties, at an estimated yield of approximately 6.1%, $44 million for the undeveloped land and $14 million to internalise the property management on 112 of its properties. The existing long-term property management contract with SmartCentres will be permanently cancelled, at no additional cost to Calloway. The transaction will be financed in part by the assumption of debt in the amount of approximately $235 million (net of a mark to market adjustment) and the issuance to the vendors of units in the amount of $60 million at current market prices. The balance will be paid in cash, from the surplus proceeds of Calloway's recently completed 5.37%, 10-year unsecured debt offering. Following the transaction, Mr. Mitchell Goldhar, President and CEO of SmartCentres will own a 24.5% interest in Calloway, compared to 24.3% prior to the transaction.

The 16 properties include over 2.4 million square feet in future development, which will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and as tenants lease new space at an estimated yield of over 6.5%. SmartCentres will have the option to provide up to $140 million in financing for these developments, by subscribing for REIT units or exchangeable LP units at a price per unit, based on a 25-cent premium to the current market price of Calloway Units. Under certain circumstances payments for the additional developments may be deferred and the price per unit adjusted. Interests in five properties, for initial consideration of $222 million, will be by way of prepaid 80-year leases, with an option to acquire the free-hold interest at the end of the term for approximately $250 million, excluding the value of future development.

Mr. Mitchell Goldhar, a part owner, through SmartCentres, of the 16 properties, is the CEO of SmartCentres, and owns approximately 8.8 million Units of Calloway and a further 10.8 million securities of a subsidiary limited partnership that are convertible into Calloway Units. SmartCentres has three representatives on the Calloway Board of Trustees. As a result of Mr. Goldhar's financial interest in this transaction, the SmartCentres representatives will abstain from voting on this transaction at both the Board and Investment Committee level.

SmartCentres is a related party of Calloway pursuant to Ontario Securities Commission Rule 61-501. However the aggregate consideration payable to SmartCentres is not greater than 25% of the market capitalization of Calloway. As such, Calloway intends to rely on exemptions in Ontario Securities Commission Rule 61-501 with respect to the valuation and minority shareholder approval requirements of that rule contained in sections 5.5(2) and 5.7(2), respectively.

Calloway will provide a copy of any material change report prepared by it in respect of the transaction to any securityholder of Calloway upon request and without charge.

Calloway Real Estate Investment Trust is an unincorporated closed-end real estate investment trust focusing on the acquisition of high quality retail properties.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated October 26, 2006

Independent Real Estate Intelligence




Altus Helyar

September 14, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

Dear Sirs

Calloway Real Estate Investment Trust (the "Trust")

We refer to the base shelf prospectus of the Trust to be dated on or about September 14, 2005 (the "Prospectus").

We consent to the reference in the prospectus, via incorporation by reference of the management information circular of the Trust dated June 9, 2005 (the "Information Circular"), of our appraisal dated June 1, 2005 on the Properties (as defined in the Information Circular").

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our appraisal or that are within our knowledge as a result of our provision of services to the Trust.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

Altus Helyar
Division of Altus Group Limited

Per: ______________________
David G. Jenkins, HBA, AACI, P.App.
President, Valuation and Research

Per: ______________________
Lou Iafrate, BA (Hons)
Manager, Retail Property Valuations

Research, Valuation & Advisory | Cost Consulting | Realty Tax Consulting
5140 Yonge Street, Suite 2000, Toronto, Ontario M2N 6L7 T: 416.221.1200 F: 416.221.1416
www.thealtusgroup.com
Division of Altus Group Limited

September 14, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

Dear Sirs:

Re: Calloway Real Estate Investment Trust (the "Trust")

We refer to the final base shelf prospectus dated September 14, 2005 (the "Prospectus").

We consent to the reference in the Prospectus, via incorporation by reference of the management information circular of the Trust dated June 9, 2005 (the "Information Circular"), of our valuation and fairness opinion dated June 7, 2005 (the "Opinion").

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Opinion or that is within our knowledge as a result of our provision of services to the Trust.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"David Dulberg"

RBC Dominion Securities Inc.

The Sacks Partnership

CHARTERED ACCOUNTANTS

"Developers of Creative Solutions"

September 14, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission

Dear Sirs/Madames:

Re: Calloway Real Estate Investment Trust (the "Trust")

We refer to the base shelf short form prospectus dated September 14, 2005 relating to the issuance and sale of Trust Securities.

We consent to the use, through incorporation by reference, in the base shelf short form prospectus of our report dated May 17, 2005 to the Owners of Centres V Phase III on the schedule of combined net operations of Centres V Phase III for the years ended December 31, 2004 and 2003.

We report that we have read the base shelf short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial information upon which we have reported, or that are within our knowledge as a result of our audits of such financial information.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

The Sacks Partnership

Chartered Accountants

23 Lesmill Road Suite 418 Toronto Ontario M3B 3P6 Telephone (416) 444-1500 / Facsimile (416) 444-2121
www.sackspartneship.com


COLLIERS
INTERNATIONAL

Colliers International Realty Advisors Inc.
Suite 1000
Royal Bank Building
335-8th Avenue SW
Calgary, Alberta
Canada T2P 1C9
Telephone (403) 265-9180
Fax (403) 237-6366
www.colliers.com

September 14, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

Dear Sirs

Calloway Real Estate Investment Trust (the "Trust")

We refer to the base shelf prospectus of the Trust to be dated on or about September 14, 2005 (the "Prospectus").

We consent to the reference in the prospectus, via incorporation by reference of the management information circular of the Trust dated June 9, 2005, of our formal appraisal dated May 31, 2005.

We consent to the reference in the prospectus, via incorporation by reference of the business acquisition report of the Trust dated May 10, 2005, of our portfolio valuation dated January 15, 2005.

We consent to the reference in the prospectus, via incorporation by reference of the business acquisition report of the Trust dated February 11, 2005, of our portfolio valuation dated November 9, 2004.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our appraisal or that are within our knowledge as a result of our provision of services to the Trust.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

Per: ______________________
Liam Brunner, B.Econ., AACI, P.App.
Director Valuation and Realty Tax Services

Per: ______________________
Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca



September 14, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
Registrar, The Security Frauds Prevention Act, Province of New Brunswick
Registrar Under The Securities Act Nova Scotia
The Newfoundland Securities Commission
Registrar, The Security Frauds Prevention Act, Province of Prince Edward Island
TSX Exchange

Dear Sirs:

Re: Calloway Real Estate Investment Trust

We refer to the Base Shelf Short Form Prospectus (the "Prospectus") of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 with respect to an offering of Trust Securities (as defined in the Prospectus).

We consent to the use, through incorporation by reference in the above-mentioned Prospectus of our report dated February 19, 2005 (except note 22 – dated March 2, 2005) to the unitholders of the Trust on the following financial statements:

Consolidated Balance Sheets as at December 31, 2004 and 2003.

Consolidated Statements of Income, Unitholders' Equity Cash Flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated February 11, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated May 5, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated June 9, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004

We also consent to the use in the above-mentioned short form prospectus of our compilation report dated September 14, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

We report that we have read the Prospectus and we have complied with Canadian generally accepted standards for an auditor's involvement with offering documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Chartered Accountants



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs/Mesdames:

Re: Calloway Real Estate Investment Trust (the "Calloway Trust")

We refer to the base shelf short form prospectus of the Calloway Trust dated September 14, 2005 relating to the sale and issue of trust units, subscription receipts and debt securities of the Calloway Trust.

We consent to the use through incorporation by reference in the above mentioned base shelf short form prospectus of our reports dated March 26, 2004 to the Partners of the Wal-Mart - First Pro Realty Partnership on the following financial information:

- Schedules of combined net operations relating to The Centres for the years ended December 31, 2003, 2002 and 2001.
- Schedules of combined net operations relating to The Centres II for the years ended December 31, 2003, 2002 and 2001.

We also consent to the use through incorporation by reference in the above mentioned base shelf short form prospectus of our report dated February 10, 2005 to the Partners of the Wal-Mart - First - Pro Realty Partnership on the following financial information:

- Schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002.

We also consent to the use through incorporation by reference in the above mentioned base shelf short form prospectus of our report dated April 29, 2005 to the Co-owners of the Wal-Mart - First Pro Realty Co-ownerships on the following financial information:

Schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003.

KPMG

Finally, we also consent to the use in the above mentioned base shelf short form prospectus of our reports dated April 29, 2005 to the Co-owners of the Wal-Mart – First Pro Realty Co-ownerships on the following financial information:

- Schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003.
- Schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003.

We report that we have read the base shelf short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Schedules of combined net operations upon which we have reported or that are within our knowledge as a result of our audit of such Schedules of combined net operations.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
September 14, 2005

SECURITIES AND EXCHANGE COMMISSION

450 - 5th Street, N.W.
Washington, D.C. 20549

APPLICATION FOR 12g3-2(b) EXEMPTION

Initial submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Calloway Real Estate Investment Trust
(Name of Issuer)

Alberta, Canada
(Jurisdiction of Issuer's incorporation or organization)

Calloway Real Estate Investment Trust
700 Applewood Cresent, Suite 200
Vaughan, Ontario, L4K 5X3
(905) 326-6400
(Address and telephone number of Issuer's
principal executive offices)

Not Applicable
(Exact name of person furnishing information
if other than Issuer)

Not Applicable
(Address and telephone number of principal offices of
person furnishing information of other than Issuer)

Calloway Real Estate Investment Trust (the "**Trust**"), hereby requests an exemption from the registration requirements of the *Securities Exchange Act of 1934,* as amended, under Section 12 pursuant to Rule 12g3-2(b) thereunder. All dollar amounts set forth in this Application are in Canadian dollars.

THE TRUST

The Trust is an unincorporated "open-end" real estate investment trust constituted in accordance with the laws of the Province of Alberta pursuant to the Declaration of Trust. The Trust was created to invest in income-producing rental properties located in Canada. The Trust was initially settled pursuant to the Declaration of Trust on December 4, 2001. The Declaration of Trust was amended and restated as of October 24, 2002, October 31, 2003, February 16, 2004, July 7, 2005 and May 16, 2006. The Trust's fiscal year end is December 31.

TRADING MARKET

The Trust's Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol CWT.UN. The Trust is currently a reporting issuer under the applicable securities legislation in all of the provinces and territories of Canada.

PART A

Information that the Trust has made public pursuant to Canadian federal and provincial corporate and securities laws[1].

1. Annual Information Form for the year ended December 31, 2004 and Annual Information Form for the year ended December 31, 2005 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

2. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006,June 30, 2006, and September 30, 2006 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

4. Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the July 7, 2005 meeting and ancillary related materials (including voting results), and Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the May 16, 2006 meeting, and ancillary related materials (including voting results).

5. Press Releases dated January 20, 2005, February 14, 2005*, February 17, 2005, February 24, 2005, March 4, 2005, March 9, 2005, March 10, 2005, March 15, 2005, March 22, 2005, April 19, 2005, April 20, 2005, May 3, 2005*, May 11, 2005, May 13, 2005, May 19, 2005, May 20, 2005, June 9, 2005, June 21, 2005, June 22, 2005, July 8, 2005, July 20, 2005, July 28, 2005, August 8, 2005, August 10, 2005, August 19, 2005, September 9, 2005, September 15, 2005, September 20, 2005, September 22, 2005, October 11, 2005, October 19, 2005, November 9, 2005, November 15, 2005, November 17, 2005, November 30, 2005, December 14, 2005, January 17, 2006, February 16, 2006, March 3, 2006, March 8, 2006, March 10, 2006, March 20, 2006, April 6, 2006, April 11, 2006, April 13, 2006, May 4, 2006, May 10, 2006, May 15, 2006, June 19, 2006, July 17, 2006, July 21, 2006, July 21, 2006, August 2, 2006, August 11, 2006, August 18, 2006, August 25, 2006, September 12, 2006, October 6, 2006, October 6, 2006, October 16, 2006, October 19, 2006, October 26, 2006, October 30, 2006, November 10, 2006, November 17, 2006, November 30, 2006, December 12, 2006 and December 12, 2006.

6. Material Change Report dated February 16, 2005 regarding (i) the Trust's increase of its monthly distribution for April 2005 by approximately 8% to 11.333 cents per Unit, representing $1.36 per Unit on an annualized basis, or a 10 cents per Unit annualized increase, conditional on closing the second tranche (eight shopping centres) of the acquisition of 14 shopping centres from the

[1] See Part D for a description of when and by whom such filings are required.

* Filing date on SEDAR. The Press Release is not dated.

FirstPro / Wal-Mart partnership and (ii) the Trust's agreement with CIBC World Markets to issue, on an underwritten basis, 3,101,000 Subscription Receipts at a price of $19.35 per Subscription Receipt for gross proceeds of $60,004,350.

7. Material Change Report dated February 24, 2005 regarding the Trust's closing of its private placement of Subscription Receipts at a price of $19.35 per Subscription Receipt for gross proceeds of approximately $60,000,000.

8. Material Change Report dated March 14, 2005 regarding the Trust's completion of the second phase of its previously announced acquisition of retail properties from the Wal-Mart / FirstPro Partnership, comprising eight shopping centres with a total of approximately 1,497,691 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 177,682 square feet of future retail space, of which 30,390 square feet is leased and under construction.

9. Material Change Report dated April 19, 2005, regarding the Trust's Board of Directors approval of conditional agreements to acquire interests in 36 shopping centres, including a 60% interest in eight centres from Wal-Mart Canada Corp., and acquire development properties for 10 new shopping centres, totaling approximately 12 million square feet on completion, for consideration of approximately $1.2 billion.

10. Material Change Report dated May 16, 2005 regarding the Trust's announcement of enhancements to its $1.2 billion acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., increasing the number of freehold properties to 42 from 37 and reducing the number of leasehold properties to three from nine. The Trust also eliminated the voting rights associated with the Class B units of Calloway LP.

11. Material Change Report dated June 3, 2005, regarding the Trust's agreement to issue 6,300,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $125,055,000.

12. Material Change Report dated June 10, 2005 regarding the Trust's agreement to increase the number of Subscription Receipts to 11,136,000 at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600.

13. Material Change Report dated June 23, 2005 regarding the Trust's closing of its sale of 11,136,000 Subscription Receipts at a price of $19.85 per Subscription Receipts for gross proceeds of $225,019,600.

14. Material Change Report dated July 15, 2005 regarding the Trust's closing of its acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc.

15. Material Change Report dated August 8, 2005 regarding the Trust's appointment of Marc Charlebois as Chief Operating Officer of the Trust, effective September 1, 2005.

16. Material Change Report dated September 15, 2005 regarding the Trust's agreement to issue $200,000,000 principal amount of Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

17. Material Change Report dated September 22, 2005 regarding the Trust's closing of its sale of $200,000,000 of Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

18. Material Change Report dated November 25, 2005 regarding the Trust's agreement to issue 4,256,000 trust units at a price of $23.50 per unit and for gross proceeds of $100,016,000.

19. Material Change Report dated December 8, 2005 regarding the Trust's closing of its sale of 4,256,000 trust units at a price of $23.50 per unit and for gross proceeds of $100,016,000.

20. Material Change Report dated March 31, 2006 regarding the Trust's agreement to issue 8,500,000 trust units at a price of $26.60 per unit and for gross proceeds of $226,000,000.

21. Material Change Report dated October 12, 2006 regarding the Trust's agreement to issue $250,000,000 principal amount of Series B senior unsecured debentures.

22. Material Change Report dated October 26, 2006 regarding (i) the Trust's conditional agreements with SmartCentres to acquire or lease interests in 16 properties, for aggregate consideration of approximately $440,000,000 and additional amounts payable as the recently constructed properties and raw land are built out, and (ii) Calloway's announcement to internalise the management of the majority of Calloway's shopping centres.

23. Material Change Report dated November 23, 2006 regarding the Trust's agreement to issue, on a bought deal basis, 7,680,000 trust units for $29.30 per Unit for gross proceeds of approximately $225 million. Calloway has granted the underwriters an option exercisable, until 48 hours prior to closing, to purchase up to an additional 1,200,000 units at the same offering price. In addition, Calloway has granted the underwriters an over-allotment option, exercisable in whole or in part at any time until 30 days after closing, to purchase up to an additional 1,332,000 Units at the same offering price. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets is acting as underwriters for the offering of the Units.

24. Material Change Report dated December 12, 2006 with regards to the Trust completing the internalization of its property management business, acquiring seven properties, and entering into long-term leases on an additional four properties, thereby partially completing its previously announced transaction with SmartCentres.

25. Preliminary Base Shelf Short Form Prospectus dated September 6, 2005.

26. Final Base Shelf Short Form Prospectus dated September 14, 2005 and related filings.

27. Prospectus Supplement to Base Shelf Short Form Prospectus dated September 15, 2005 and related filings.

28. Prospectus Supplement to Base Shelf Short Form Prospectus dated November 28, 2005 and related filings.

29. Prospectus Supplement to Base Shelf Short Form Prospectus dated April 4, 2006 and related filings.

30. Prospectus Supplement to Base Shelf Short Form Prospectus dated October 10, 2006 and related filings.

31. Prospectus Supplement to Base Shelf Short Form Prospectus dated November 21, 2006.

32. Subscription Receipt Agreement dated June 22, 2005 among the Trust, CIBC World Markets Inc., Scotia Capital Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and Computershare Trust Company of Canada.

33. Agency Agreement dated September 15, 2005 among the Trust, RBC Dominion Securities Inc. and Scotia Capital Inc. regarding the best efforts sale of securities covered by the Base Shelf Short Form Prospectus.

34. Underwriting Agreement dated November 28, 2005 among the Trust, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. regarding the purchase and sale of 4,256,000 Units for $100,016,000.

35. Underwriting Agreement dated April 4, 2006 among the Trust, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. regarding the purchase and sale of 8,500,000 Units for $226,100,000 and including an Underwriter's Option for 900,000 additional Units and an Over-Allotment Option for 940,000 Units.

36. Underwriting Agreement dated October 10, 2006 among the Trust, RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. regarding the purchase and sale of $250,000,000 principal amount of 5.37% Series B senior unsecured debentures due October 12, 2016.

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated February 11, 2005 regarding the Trust's purchase of six shopping centres from the Wal-Mart / FirstPro Partnership with a total of approximately 516,281 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 206,088 square feet of future retail space, of which 32,654 square feet of this future retail space on the undeveloped lands is leased to tenants.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated May 10, 2005 regarding the Trust's purchase of eight shopping centres from the Wal-Mart / FirstPro Partnership with a total of approximately 2,097,251 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 257,929 square feet of future retail space, of which 40,850 square feet of this future retail space on the undeveloped lands is leased to tenants. The Trust acquired a 60% interest in five of the centres and a 100% interest in three of the centres.

39. Annual Report of the Trust for the year ended December 31, 2005.

40. Supplemental Information Package of the Trust for the three months ended June 30, 2005.

41. Fourth Amended and Restated Declaration of Trust dated July 7, 2005.

42. Fifth Amended and Restated Declaration of Trust dated May 16, 2006.

43. Declaration of Trust for Calloway Holdings Trust made as of June 15, 2005.

44. Limited Partnership Agreement for Calloway Limited Partnership made as of June 15, 2005.

45. Trust Indenture between the Trust and Computershare Trust Company of Canada dated September 22, 2005.

46. First Supplemental Indenture between the Trust and Computershare Trust Company of Canada dated October 12, 2006.

47. Report for the year ended December 31, 2004 pursuant to Section 114 to the Regulation Concerning Securities (Quebec), dated March 28, 2005.

48. Report for the year ended December 31, 2005 pursuant to Section 114 to the Regulation Concerning Securities (Quebec), dated March 9, 2006.

49. Valuation, Retail Portfolio, Canada, dated November 2004.

50. Valuation, Eight Property Retail Portfolio, Canada, dated January 15, 2005.

51. Portfolio Valuation of 28 Retail Properties dated May 30, 2005

52. Valuation, Seven Property Retail Portfolio, Canada, dated June 1, 2005.

53. Code of Business Conduct of the Trust.

54. Notice filing regarding change of auditor and letters from the former and the successor auditors, dated October 4, 2005.

PART B

Information filed by the Trust with the TSX.[2]

1. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

2. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006,June 30, 2006, and September 30, 2006 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the July 7, 2005 meeting and ancillary related materials (including voting results), and Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the May 16, 2006 meeting, and ancillary related materials(including voting results).

4. Press Releases dated January 20, 2005, February 14, 2005*, February 17, 2005, February 24, 2005, March 4, 2005, March 9, 2005, March 10, 2005, March 15, 2005, March 22, 2005, April 19, 2005, April 20, 2005, May 3, 2005*, May 11, 2005, May 13, 2005, May 19, 2005, May 20, 2005, June 9, 2005, June 21, 2005, June 22, 2005, July 8, 2005, July 20, 2005, July 28, 2005, August 8, 2005, August 10, 2005, August 19, 2005, September 9, 2005, September 15, 2005, September 20, 2005, September 22, 2005, October 11, 2005, October 19, 2005, November 9, 2005, November 15, 2005, November 17, 2005, November 30, 2005, December 14, 2005, January 17, 2006, February 16, 2006, March 3, 2006, March 8, 2006, March 10, 2006, March 20, 2006, April 6, 2006, April 11, 2006, April 13, 2006, May 4, 2006, May 10, 2006, May 15, 2006, June 19, 2006, July 17, 2006, July 21, 2006, July 21, 2006, August 2, 2006, August 11, 2006, August 18, 2006, August 25, 2006, September 12, 2006, October 6, 2006, October 6, 2006, October 16, 2006, October 19, 2006, October 26, 2006, October 30, 2006, November 10, 2006, November 17, 2006, November 30, 2006, December 12, 2006 and December 12, 2006.

5. Notice filing regarding change of auditor and letters from the former and the successor auditors, dated October 4, 2005.

[2] See Part D for a description of when such filings are required.

* Filing date on SEDAR. The Press Release is not dated.

PART C

Information that the Trust has distributed to its security holders[3].

1. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

2. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006,June 30, 2006 and September 30, 2006 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the July 7, 2005 meeting and ancillary related materials, and Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the May 16, 2006 meeting, and ancillary related materials.

[3] See Part D for a description of when such filings are required.

PART D

List required by Rule 12g3-2(b) (1) (ii). (Obligations to file information that is made public)

1. **Materials (i) made public or required to be made public pursuant to the requirements of the law of its country of domicile or in which it is incorporated or organized, (ii) filed with the Securities Commissions of each of the Provinces of Canada, pursuant to applicable securities laws in Canada, or (iii) distributed to security holders (as required by NI 51-102).**

Name of Document	When Required
(a) Press Releases and Material Change Reports	When a material change occurs National Instrument 51-102 – Continuous Disclosure Obligations ("**NI 51-102**") requires that a press release be immediately issued, which has been authorized by a senior officer, disclosing the nature and substance of the change and a Form 51-102F3 be filed with the Securities Commissions as soon as practicable and in any event within ten days of the date on which the change occurs.
(b) Insider Reports	Insiders of the Trust are required to file an initial insider report with the Commission not later than 10 days after their appointment, and subsequently to file an insider trading report not later than 10 days following the day on which each securities (including stock options) of the Trust are bought or sold by the insider.
(c) Interim Financial Statements and Management's Discussion and Analysis ("MD&A")	In accordance with NI 51-102, interim financial statements and accompanying MD&A must be filed within 45 days of the end of each fiscal quarter.
(d) Annual Financial Statements and MD&A	In accordance with NI 51-102, annual financial statements and accompanying MD&A must be filed within 90 days of the end of each financial year.
(e) Annual Information Form	In accordance with NI 51-102, the Annual Information Form must be filed on an annual basis, within 90 days of the Trust's fiscal year end.
(f) Notice of Meeting, Information Circular and Form of Proxy, and related ancillary materials (including voting results)	In accordance with NI 51-102, a form of proxy and management information circular must be sent to security holders with any notice of a meeting and all other material required to be sent in connection with the meeting, and must be filed.
(g) Documents affecting the rights of security holders	In accordance with NI 51-102, documents affecting the rights of security holders, such as articles, by-laws (and any amendments thereto as such amendments occur) and rights plans must be filed no later than the time the reporting issuer files a material change report in respect thereof.
(h) Material contracts not in	Material contracts other than contracts that are in the ordinary course of

Name of Document	When Required
the ordinary course of business	business must be filed by the time of filing the Annual Information Form if such contracts are entered into in the last year and adopted before the date of the issuer's Annual Information Form, or entered into on or after January 1, 2002 and are still in effect.
(i) Independent Technical Report	In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, an independent technical report must be filed to support scientific or technical information in any documents filed or made available to the public in a jurisdiction in Canada describing a mineral project on a property material to the issuer or, as the case may be, the resulting issuer. The technical report must be filed not later than the time that the document it supports is filed or made available to the public, subject to certain exceptions providing for longer of shorter time frames in specific circumstances.
(j) Prospectus	No person or company shall trade in a security where such trade would be a distribution of such security, unless a preliminary prospectus and a prospectus have been filed and receipts therefor obtained (Section 53 of the *Securities Act* (Ontario) (the "**OSA**") and comparable securities laws in other provinces and territories).
(k) Business Acquisition Report	Under NI 51-102, Part 8, if a reporting issuer completes a "significant acquisition", as determined by reference to a series of financial tests (the Asset Test, the Investment Test or the Income Test, per s. 8.3(2) a – c of NI 51-102), it must file a business acquisition report within 75 days after the date of acquisition.
(l) Audit Committee Charter	Every Issuer must include in its Annual Information Form the disclosure required by Form 51-110F1 including the text of the audit committee's charter, the composition and independence of the committee, the education and experience of each audit committee member, and any pre-approval policies and procedures.

2. Materials filed with the TSX (as required by their rules and policies).

Name of Document	When Required
(a) Press Releases	A TSX-listed company is required to disclose, to Market Surveillance at the TSX and to the media, material information concerning its business and affairs forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
(b) Notice of Annual and Special Meeting, Information Circular, Proxy and ancillary related materials	Every listed company must file with the TSX one copy of all materials sent to its security holders in connection with a meeting of security holders (filed through SEDAR), concurrently with the sending of the materials to the security holders. Public filings through SEDAR will satisfy this requirement. The TSX may, in circumstances it considers appropriate, require that

Name of Document	When Required
	a draft information circular be reviewed by the TSX prior to the mailing of the circular to the security holders. Materials provided to security holders in respect of a meeting at which the approval of security based compensation arrangements will be requested must be pre-cleared with the TSX.
(c) Annual Financial Statements and MD&A	Within 90 days from the end of its last fiscal year, every listed company must forward annually to each security holder who has requested them its annual financial statements and its management discussion and analysis prepared in accordance with National Instrument 51-102 Continuous Disclosure Obligations.
(d) Annual Report	If a listed company produces an annual report, it must be filed publicly through SEDAR.
(e) Interim Financial Statements and MD&A	Every listed company must, within 45 days from the end of the period to which the statements relate, file with TSX one copy of its interim financial statements and its MD&A. Public filings through SEDAR will satisfy this requirement. Interim financial statements that comply with applicable securities laws will satisfy the requirements of TSX.
(f) Notice, Report, Correspondence	Every listed company that sends a notice, report or other written correspondence to its holders of listed securities must concurrently file one copy of the correspondence with Listed Issuer Services of the Exchange. Public filings through SEDAR will satisfy this requirement.
(g) Corporate Governance	Each listed issuer subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices, or any replacement of that instrument, is required to disclose its corporate governance practices in accordance with that instrument on an annual basis, or any replacement of that instrument.
(h) Security Based Compensation Arrangements	All security based compensation plans, and any amendments thereto, must be filed with the TSX, along with evidence of security holder approval where required. Listed securities issuable under the arrangements will not be listed on TSX until such documentation is received. Listed issuers must disclose on an annual basis, in their information circulars, or annual disclosure document distributed to all security holders, the terms of their security-based compensation arrangements and any amendments that were adopted in the last fiscal year. Security holder approval must be by way of a duly called meeting. Materials provided in respect of security based compensation must be pre-cleared by the TSX. Stock options granted, exercised or cancelled under a plan must be reported to the TSX in the form of a duly completed Form 1 (Change in Outstanding and Reserved Securities) within 10 days after the end of each month in which any change to the number of outstanding or

Name of Document	When Required
	reserved listed securities has occurred. If no such change has occurred, a nil report should be filed on a quarterly basis.

PART E

Security holders of the Trust resident in the United States

Based upon the Trust's knowledge, the records of the Trust's registrar and transfer agent, Computershare Investor Services Inc. with offices located in Toronto, and information provided by ADP after conducting a beneficial ownership search for beneficial shareholders showing U.S. addresses, the following table sets forth certain information regarding beneficial holders of the Trust's equity securities resident in the United States as of September 18, 2006:

Title of Class of Securities	No. of Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents	Percentage Held by U.S. Residents
Trust Units	107	66,953,661	11,422,545	17.1%

Certain of the Trust Units held by residents of the United States were received in connection with an offering pursuant to Rule 144A conducted in connection with the Canadian public offering in April 2006. With regard to the remainder of the holdings in the United States, the Trust does not have any specific knowledge as to the circumstances under which the balance of the securities were acquired, although United States residents may have purchased securities of the Trust in transactions on the Toronto Stock Exchange.

The most recent public distribution of securities of the Trust or its affiliates was in April 2006 in a public offering in Canada. The Trust has never made a public offering in the United States.

DATED at Vaughan, Ontario, Canada, this 18th day of December, 2006.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: Bart Munn

Name: Bart Munn

Title: Chief Financial Officer

[Signature page to 12g3-2(b) Application]

EXHIBITS

1. Annual Information Form for the year ended December 31, 2004 and Annual Information Form for the year ended December 31, 2005 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

2. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006,June 30, 2006, and September 30, 2006 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

4. Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the July 7, 2005 meeting and ancillary related materials (including voting results), and Notice of Annual and Special Meeting, Information Circular, and Proxy relating to the May 16, 2006 meeting, and ancillary related materials (including voting results).

5. Press Releases dated January 20, 2005, February 14, 2005*, February 17, 2005, February 24, 2005, March 4, 2005, March 9, 2005, March 10, 2005, March 15, 2005, March 22, 2005, April 19, 2005, April 20, 2005, May 3, 2005*, May 11, 2005, May 13, 2005, May 19, 2005, May 20, 2005, June 9, 2005, June 21, 2005, June 22, 2005, July 8, 2005, July 20, 2005, July 28, 2005, August 8, 2005, August 10, 2005, August 19, 2005, September 9, 2005, September 15, 2005, September 20, 2005, September 22, 2005, October 11, 2005, October 19, 2005, November 9, 2005, November 15, 2005, November 17, 2005, November 30, 2005, December 14, 2005, January 17, 2006, February 16, 2006, March 3, 2006, March 8, 2006, March 10, 2006, March 20, 2006, April 6, 2006, April 11, 2006, April 13, 2006, May 4, 2006, May 10, 2006, May 15, 2006, June 19, 2006, July 17, 2006, July 21, 2006, July 21, 2006, August 2, 2006, August 11, 2006, August 18, 2006, August 25, 2006, September 12, 2006, October 6, 2006, October 6, 2006, October 16, 2006, October 19, 2006, October 26, 2006, October 30, 2006, November 10, 2006, November 17, 2006, November 30, 2006, December 12, 2006 and December 12, 2006.

6. Material Change Report dated February 16, 2005 regarding (i) the Trust's increase of its monthly distribution for April 2005 by approximately 8% to 11.333 cents per Unit, representing $1.36 per Unit on an annualized basis, or a 10 cents per Unit annualized increase, conditional on closing the second tranche (eight shopping centres) of the acquisition of 14 shopping centres from the FirstPro / Wal-Mart partnership and (ii) the Trust's agreement with CIBC World Markets to issue, on an underwritten basis, 3,101,000 Subscription Receipts at a price of $19.35 per Subscription Receipt for gross proceeds of $60,004,350.

7. Material Change Report dated February 24, 2005 regarding the Trust's closing of its private placement of Subscription Receipts at a price of $19.35 per Subscription Receipt for gross proceeds of approximately $60,000,000.

8. Material Change Report dated March 14, 2005 regarding the Trust's completion of the second phase of its previously announced acquisition of retail properties from the Wal-Mart / FirstPro Partnership, comprising eight shopping centres with a total of approximately 1,497,691 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 177,682 square feet of future retail space, of which 30,390 square feet is leased and under construction.

9. Material Change Report dated April 19, 2005, regarding the Trust's Board of Directors approval of conditional agreements to acquire interests in 36 shopping centres, including a 60% interest in eight centres from Wal-Mart Canada Corp., and acquire development properties for 10 new shopping centres, totaling approximately 12 million square feet on completion, for consideration of approximately $1.2 billion.

10. Material Change Report dated May 16, 2005 regarding the Trust's announcement of enhancements to its $1.2 billion acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc., increasing the number of freehold properties to 42 from 37 and reducing the number of leasehold properties to three from nine. The Trust also eliminated the voting rights associated with the Class B units of Calloway LP.

11. Material Change Report dated June 3, 2005 regarding the Trust's agreement to issue 6,300,000 Subscription Receipts at a price of $19.85 per Subscription Receipt for gross proceeds of $125,055,000.

12. Material Change Report dated June 10, 2005 regarding the Trust's agreement to increase the number of Subscription Receipts to 11,136,000 at a price of $19.85 per Subscription Receipt for gross proceeds of $225,019,600.

13. Material Change Report dated June 23, 2005 regarding the Trust's closing of its sale of 11,136,000 Subscription Receipts at a price of $19.85 per Subscription Receipts for gross proceeds of $225,019,600.

14. Material Change Report dated July 15, 2005 regarding the Trust's closing of its acquisition of certain retail properties from FirstPro Shopping Centres and Wal-Mart Canada Realty Inc.

15. Material Change Report dated August 8, 2005 regarding the Trust's appointment of Marc Charlebois as Chief Operating Officer of the Trust, effective September 1, 2005.

16. Material Change Report dated September 15, 2005 regarding the Trust's agreement to issue $200,000,000 principal amount of Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

17. Material Change Report dated September 22, 2005 regarding the Trust's closing of its sale of $200,000,000 of Series A senior unsecured debentures with a maturity date of September 22, 2010 and a coupon rate of 4.51%.

18. Material Change Report dated November 25, 2005 regarding the Trust's agreement to issue 4,256,000 trust units at a price of $23.50 per unit and for gross proceeds of $100,016,000.

19. Material Change Report dated December 8, 2005 regarding the Trust's closing of its sale of 4,256,000 trust units at a price of $23.50 per unit and for gross proceeds of $100,016,000.

20. Material Change Report dated March 31, 2006 regarding the Trust's agreement to issue 8,500,000 trust units at a price of $26.60 per unit and for gross proceeds of $226,000,000.

21. Material Change Report dated October 12, 2006, regarding the Trust's agreement to issue $250,000,000 principal amount of Series B senior unsecured debentures.

22. Material Change Report dated October 26, 2006, regarding (i) the Trust's conditional agreements with SmartCentres to acquire or lease interests in 16 properties, for aggregate consideration of approximately $440,000,000 and additional amounts payable as the recently constructed properties and raw land are built out, and (ii) Calloway's announcement to internalise the management of the majority of Calloway's shopping centres.

23. Material Change Report dated November 23, 2006, regarding the Trust's agreement to issue, on a bought deal basis, 7,680,000 trust units for $29.30 per Unit for gross proceeds of approximately $225 million. Calloway has granted the underwriters an option exercisable, until 48 hours prior to closing, to purchase up to an additional 1,200,000 units at the same offering price. In addition, Calloway has granted the underwriters an over-allotment option, exercisable in whole or in part at any time until 30 days after closing, to purchase up to an additional 1,332,000 Units at the same offering price. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets is acting as underwriters for the offering of the Units.

24. Material Change Report dated December 12, 2006 with regards to the Trust completing the internalization of its property management business, acquiring seven properties, and entering into long-term leases on an additional four properties, thereby partially completing its previously announced transaction with SmartCentres.

25. Preliminary Base Shelf Short Form Prospectus dated September 6, 2005.

26. Final Base Shelf Short Form Prospectus dated September 14, 2005 and related filings.

27. Prospectus Supplement to Base Shelf Short Form Prospectus dated September 15, 2005 and related filings.

28. Prospectus Supplement to Base Shelf Short Form Prospectus dated November 28, 2005 and related filings.

29. Prospectus Supplement to Base Shelf Short Form Prospectus dated April 4, 2006 and related filings.

30. Prospectus Supplement to Base Shelf Short Form Prospectus dated October 10, 2006 and related filings.

31. Prospectus Supplement to Base Shelf Short Form Prospectus dated November 21, 2006.

32. Subscription Receipt Agreement dated June 22, 2005 among the Trust, CIBC World Markets Inc., Scotia Capital Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and Computershare Trust Company of Canada.

33. Agency Agreement dated September 15, 2005 among the Trust, RBC Dominion Securities Inc. and Scotia Capital Inc. regarding the best efforts sale of securities covered by the Base Shelf Short Form Prospectus.

34. Underwriting Agreement dated November 28, 2005 among the Trust, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. regarding the purchase and sale of 4,256,000 Units for $100,016,000.

35. Underwriting Agreement dated April 4, 2006 among the Trust, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. regarding the purchase and sale of 8,500,000 Units for $226,100,000 and including an Underwriter's Option for 900,000 additional Units and an Over-Allotment Option for 940,000 Units.

36. Underwriting Agreement dated October 10, 2006 among the Trust, RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. regarding the purchase and sale of $250,000,000 principal amount of 5.37% Series B senior unsecured debentures due October 12, 2016.

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated February 11, 2005 regarding the Trust's purchase of six shopping centres from the Wal-Mart / FirstPro Partnership with a total of approximately 516,281 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 206,088 square feet of future retail space, of which 32,654 square feet of this future retail space on the undeveloped lands is leased to tenants.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated May 10, 2005 regarding the Trust's purchase of eight shopping centres from the Wal-Mart / FirstPro Partnership with a total of approximately 2,097,251 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 257,929 square feet of future retail space, of which 40,850 square feet of this future retail space on the undeveloped lands is leased to tenants. The Trust acquired a 60% interest in five of the centres and a 100% interest in three of the centres.

39. Annual Report of the Trust for the year ended December 31, 2005.

40. Supplemental Information Package of the Trust for the three months ended June 30, 2005.

41. Fourth Amended and Restated Declaration of Trust dated July 7, 2005.

42. Fifth Amended and Restated Declaration of Trust dated May 16, 2006.

43. Declaration of Trust for Calloway Holdings Trust made as of June 15, 2005.

44. Limited Partnership Agreement for Calloway Limited Partnership made as of June 15, 2005.

45. Trust Indenture between the Trust and Computershare Trust Company of Canada dated September 22, 2005.

46. First Supplemental Indenture between the Trust and Computershare Trust Company of Canada dated October 12, 2006.

47. Report for the year ended December 31, 2004 pursuant to Section 114 to the Regulation Concerning Securities (Quebec), dated March 28, 2005.

48. Report for the year ended December 31, 2005 pursuant to Section 114 to the Regulation Concerning Securities (Quebec), dated March 9, 2006.

49. Valuation, Retail Portfolio, Canada, dated November 2004.

50. Valuation, Eight Property Retail Portfolio, Canada, dated January 15, 2005.

51. Portfolio Valuation of 28 Retail Properties dated May 30, 2005

52. Valuation, Seven Property Retail Portfolio, Canada, dated June 1, 2005.

53. Code of Business Conduct of the Trust.

54. Notice filing regarding change of auditor and letters from the former and the successor auditors, dated October 4, 2005.



FORM 51-102F3
MATERIAL CHANGE REPORT



Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
200, 700 Applewood Crescent
Vaughan, ON L4K 5X3

Item 2 Date of Material Change:

November 21, 2006

Item 3 News Release:

A press release describing the transaction was issued on November 17, 2006.

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it has agreed to issue, on a bought deal basis, 7,680,000 trust units (the "Units") for $29.30 per Unit for gross proceeds of approximately $225 million. Calloway has granted the underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to closing, to purchase up to an additional 1,200,000 units at the same offering price. In addition, Calloway has granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days after closing, to purchase up to an additional 1,332,000 Units at the same offering price. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets is acting as underwriters for the offering of the Units.

Item 5 Full Description of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced that it has agreed to issue, on a bought deal basis, 7,680,000 trust units (the "Units") for $29.30 per Unit for gross proceeds of approximately $225 million. Calloway has granted the underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to closing, to purchase up to an additional 1,200,000 units at the same offering price. In addition, Calloway has granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days after closing, to purchase up to an additional 1,332,000 Units at the same offering price. A syndicate led by CIBC World Markets Inc. and RBC Capital Markets is acting as underwriters for the offering of the Units.

This offering is being made by way of prospectus supplement to be filed in all provinces of Canada. Closing is expected to occur on or about November 30, 2006, subject to regulatory approval. Purchasers of the Units under this offering will be entitled to receive the distribution expected to be paid on December 15, 2006 to unitholders of record on November 30, 2006.

The net proceeds from the offering will be used by Calloway to finance future acquisitions and for general trust purposes.

On October 31, 2006, the Minister of Finance (Canada) announced proposed changes to the taxation of certain publicly-traded flow-through entities referred to as "specified investment flow-throughs" or

"SIFTs". The proposed changes (the "October 31 Proposals") were described generally in a backgrounder ("Backgrounder") released by the Department of Finance (Canada) and a subsequent Notice of Ways and Means Motion ("Notice of Ways and Means Motion") tabled October 31, 2006. To date, draft legislation relating to the October 31 Proposals has yet to be released. Under the October 31 Proposals, certain income trusts that would otherwise be SIFTs will be excluded from the SIFTs definition. These are income trusts (commonly known as "real estate investment trusts") that meet a series of conditions relating to the nature of their income and investments. Based on the Backgrounder and Notice of Ways and Means Motion, management of Calloway believes that it should meet the conditions for qualification for this exclusion; however, no final determination can be made until the legislation incorporating the October 31 Proposals is released. If, under the specific legislation that is enacted to give effect to the October 31 Proposals, Calloway does not qualify for the exclusion from the SIFTs definition, Calloway would consider reorganizing its assets and operations in order to qualify for such exclusion, provided such a reorganization was in the best interests of the Unitholders.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated November 23, 2006.



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company:

Calloway Real Estate Investment Trust
700 Applewood Crescent, Suite 200
Vaughan, Ontario L4K 5X3

Item 2 Date of Material Change:

December 11, 2006

Item 3 News Release:

A press release describing the transaction was issued on December 12, 2006

Item 4 Summary of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced it has completed the internalization of its property management business and the acquisition of seven properties and has entered into long-term leases on an additional four properties, partially completing its previously announced transaction with SmartCentres. Five shopping centres remain under contract and are scheduled to close by December 31, 2006.

Item 5 Full Description of Material Change:

Calloway Real Estate Investment Trust ("Calloway") announced it has completed the internalization of its property management business and the acquisition of seven properties and has entered into long-term leases on an additional four properties, partially completing its previously announced transaction with SmartCentres. Five shopping centres remain under contract and are scheduled to close by December 31, 2006.

Upon completion of the property acquisitions, Calloway will have acquired nine operating shopping centres, containing 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million of potential leaseable area.

The total consideration of the transaction includes approximately $380 million for the operating properties at an estimated yield of approximately 6.1%, $46 million for the undeveloped land and $14 million for the property management business. Interests in five of the properties, for initial consideration of $219 million, will be by way of prepaid 80–year leases with the right to acquire the free-hold interest at the end of the lease term. The purchase price will be satisfied by the assumption of $230 million in existing mortgage financing, the issuance of approximately $41.4 million in Calloway LP Units that are convertible into Calloway REIT Units at a price per unit of $29.30, of which, Mr. Mitchell Goldhar will receive approximately $16.7 million, and the balance in cash and preferred debt. The consideration paid with respect to the initial eleven properties totals $235 million, including $10.2 million for future expansion and development lands.

The acquisitions comprise of the following properties:

Property	Prov.	GLA Built	GLA on Completion	Anchors
Closed				
Brampton (Airport & Bovaird)	ON	-	280,235	Loblaws[1]
Fredericton (N)	NB	-	163,224	Wal-Mart[1]
Kirkland	QC	207,216	207,216	Wal-Mart
Magog	QC	-	256,110	Wal-Mart
Milton (50%)	ON	128,928	228,928	Wal-Mart[1], Canadian Tire[1]
Mississauga (Erin Mills) [2] (40%)	ON	272,130	286,927	Wal-Mart, No Frills
Mississauga (Meadowvale) [3] (50%)	ON	451,468	566,352	Wal-Mart, Rona, Loblaws[1]
Pickering [2] (40%)	ON	527,863	527,863	Wal-Mart, Sam's Club, Sobeys, Canadian Tire[1]
Toronto (147 Laird) [4] (50%)	ON	95,700	234,844	Sobeys, Home Depot[1]
Victoriaville	QC	-	42,440	Wal-Mart[1], Maxi[1], Home Depot[1]
Whitby (NE)	ON	20,847	58,373	
Subtotal		***1,704,152***	***2,852,512***	
Closing by December 31, 2006				
Carleton Place (McNeely Ave)	ON	-	281,537	Wal-Mart
Oakville	ON	311,153	518,821	Wal-Mart, Loblaws
Oshawa (N) [2]	ON	406,113	557,780	Wal-Mart, Loblaws, Home Depot[1]
Rockland	ON	-	176,436	Wal-Mart
Stouffville	ON	-	613,598	Wal-Mart[1], Canadian Tire
Subtotal		***717,266***	***2,148,172***	
Total		***2,421,418***	***5,000,684***	

(1) Shadow anchor
(2) Leased property
(3) 37.5% is leased
(4) 25.0% is leased

The 2.4 million square feet in future development potential in the 16 properties will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and as tenants lease new space, at an estimated yield of over 6.5%. SmartCentres will have the option to provide up to $130 million in financing for these developments, by subscribing for REIT units or Class "B" Exchangeable LP Units at a price per unit, ranging from $29.55 to $33.00.

In connection with the acquisition of the initial eleven properties, Mr. Mitchell Goldhar, the major vendor, president and CEO of SmartCentres, received 206,935 Class "B" Exchangeable Units of Calloway LP at a price of $29.30 per unit and 206,935 Special Voting Units of Calloway. In addition, Mr. Goldhar also received 2,550,000 Class "C" Exchangeable Units of Calloway LP and rights to acquire 351,416 units of the REIT on the completion and rental of certain properties. The Class "C" Exchangeable LP Units are exchangeable into Class "B" LP Units and have nominal value. Mr. Goldhar holds 9,157,389 units of the REIT, representing approximately 12.2% of the total issued and outstanding units which, together with the Class "B" and associated Special Voting Units represent a 22.5% voting interest in Calloway. Including prior rights to acquire Calloway units or Class "B" and associated Special Voting Units, Mr. Goldhar will be able to increase his economic and voting interest in Calloway to as much as 33.0% as such properties are completed and rented. Mr. Goldhar has no present intention of acquiring any additional units or securities convertible into units other than pursuant to the foregoing. A report under National Instrument 62-103 further detailing Mr. Goldhar's holdings in Calloway will be filed within two business days on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information:

N/A

Item 8 Executive Officer:

The name and business telephone number of an executive officer of the reporting issuer who is knowledgeable about the material change and the report is as follows:

Simon Nyilassy, President and Chief Executive Officer
Calloway Real Estate Investment Trust
700 Applewood Crescent
Vaughan, Ontario, L4K 5X3
Tel: 905-326-6400
E-mail: snyilassy@callowayreit.com

Item 9 Date of Report

Dated December 12, 2006

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities authorities.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1 (Telephone (403) 266-6442). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the issuer at the above mentioned address and telephone number.

PRELIMINARY BASE SHELF SHORT FORM PROSPECTUS

New Issue September 6, 2005


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$2,000,000,000

Debt Securities

Units
and
Subscription Receipts

Calloway Real Estate Investment Trust ("**Calloway**" or the "**Trust**") may from time to time during the 25-month period that this short form base shelf prospectus (the "**Prospectus**"), including any amendments hereto, remains valid, offer for sale and issue trust units of the Trust ("**Units**"), subscription receipts ("**Subscription Receipts**") and debt securities, which may consist of debentures, notes or other types of debt and may be issuable in series (the "**Debt Securities**" and together with the Units and Subscription Receipts, the "**Trust Securities**"). The Trust may sell up to $2,000,000,000 in the aggregate of initial offering price of Trust Securities (or its equivalent in any other currency used to denominate the Trust Securities at the time of the offering) at any time.

The specific terms of any Trust Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "**Prospectus Supplement**"), including, where applicable: (i) in the case of Units, the number of Units being offered, the offering price and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Units and any other specific terms; and (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount being offered, the denominations, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating, and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, the exchange or conversion provisions (if any), the repayment terms, the form (either global or definitive), the authorized denominations and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Trust Securities that are not within the alternatives and parameters described in this Prospectus.

Calloway may sell Trust Securities to or through underwriters or dealers or to purchasers directly or through agents. Please see "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Trust Securities, the principal amount (if any) to be purchased by underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Trust Securities will be subject to approval of certain legal matters on behalf of Calloway by Shea Nerland Calnan, Calgary, Alberta.

The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "CWT.UN".

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts and Debt Securities will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, including those contained in certain documents incorporated by reference in this Prospectus, constitute "forward-looking statements". All statements, other than statements of historical fact, in this Prospectus and in documents incorporated by reference in this Prospectus that address activities, events or developments that Calloway or a third party expects or anticipates will or may occur in the future, including Calloway's future growth, results of operations, performance and business prospects and opportunities, and the assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements reflect Calloway's current beliefs (or current beliefs at the time such statements were made, as the case may be) and are based on information currently available (or then currently available, as the case may be) to Calloway and on assumptions Calloway believes (or believed, as the case may be) are reasonable. Actual results and developments may differ materially from results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this Prospectus. Certain of these risk factors and uncertainties are beyond Calloway's control. Consequently, all of the forward-looking statements made in this Prospectus and in documents incorporated by reference in this Prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Calloway. These forward-looking statements are made as of the date of this Prospectus (or the date of the applicable document incorporated by reference, as the case may be) and Calloway assumes no obligation to update or revise them to reflect subsequent information, events or circumstances unless otherwise required by applicable securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1 (Telephone (403) 266-6442). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Calloway at the above mentioned address and telephone number.

The following documents of Calloway, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Annual Information Form of the Trust dated March 22, 2005 (the "**Annual Information Form**");

(b) the audited annual comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2004 together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations of the Trust for the annual comparative financial statements referred to in paragraph (a) above;

(d) the unaudited interim comparative consolidated financial statements of the Trust for the three and six month periods ended June 30, 2005 together with the notes thereto;

(e) management's discussion and analysis of financial condition and results of operations of the Trust for the interim comparative financial statements referred to in paragraph (d) above;

(f) the audited schedules of combined net operations for certain prior acquisitions of the Trust for the years ended December 31, 2003, 2002 and 2001 together with the notes thereto and the auditors report thereon, all of which can be found at pages F-20 to F-24 (the "**Centres**") and pages F-26 to F-31 (the "**Centres II**") of the Trust's prospectus dated April 30, 2004;

(g) the business acquisition report of the Trust dated February 11, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase I Centres**") of the Trust for the years ended December 31, 2003 and 2002 together with the notes thereto and the auditors report thereon and the unaudited interim comparative schedules of combined net operations for such acquisitions for the nine month periods ended September 30, 2004 and 2003, all of which can be found at pages 19 to 24 of that business acquisition report;

(h) the business acquisition report of the Trust dated May 10, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase II Centres**") of the Trust for the years ended December 31, 2004 and 2003 together with the notes thereto and the auditors report thereon, all of which can be found at pages 6 to 10 of that business acquisition report;

(i) the management information circular of the Trust dated June 9, 2005 (the "**Management Information Circular**") other than those portions of the Management Information Circular that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein;

(j) the material change report of the Trust dated February 16, 2005 relating to (i) an increase in the monthly distributions of the Trust; and (ii) the reaching of an agreement for the Trust to raise approximately $60 million by the issuance of subscription receipts;

(k) the material change report of the Trust dated February 24, 2005 relating to the closing of the Trust's previously announced private placement of subscription receipts for gross proceeds of approximately $60 million;

(l) the material change report of the Trust dated March 14, 2005 relating to the completion of the acquisition of the Phase II Centres;

(m) the material change report of the Trust dated April 19, 2005 relating to the receipt of the approval of the Board of Trustees of the Trust and the conditional agreements for the acquisition of the interests in certain properties (the "**Centres V**");

(n) the material change report of the Trust dated May 16, 2005 relating to amendments to the conditional agreements for the acquisition of interests in the Centres V;

(o) the material change report of the Trust dated June 3, 2005 relating to an agreement of the Trust to raise up to $175 million by the issuance of subscription receipts;

(p) the material change report of the Trust dated June 10, 2005 relating to an increase in the size of the aforementioned subscription receipt offering to up to $225 million;

(q) the material change report dated June 23, 2005 relating to the closing of the Trust's previously announced private placement of subscription receipts for gross proceeds of approximately $225 million;

(r) the material change report dated July 15, 2005 announcing that Calloway had completed its previously announced acquisition of the Centres V; and

(s) the material change report dated August 8, 2005 relating to the appointment of Mr. Marc Charlebois to the position of Chief Operating Officer of the Trust effective September 1, 2005.

All material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, all management's discussion and analysis of financial condition and results of operation and information circulars (other than those portions that are not required to be incorporated by reference under applicable securities laws) which are filed by Calloway with a securities commission or similar regulatory authority in any of the provinces of Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by Calloway with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of Calloway's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Trust Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any offering of Trust Securities, updated disclosure of interest coverage ratios (if applicable) and any additional or updated information Calloway may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Trust Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Trust Securities.

CALLOWAY

Calloway is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta, pursuant to a declaration of trust that was most recently amended and restated as of July 7, 2005 (the "**Declaration of Trust**"). Calloway was created to invest in income-producing rental properties located in Canada

The objectives of Calloway are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent possible, tax deferred through the acquisition of a portfolio of well-located, large format, unenclosed retail centres in Canada; (ii) to expand the asset base of Calloway and increase its Distributable Income (as defined in the Declaration of Trust, which definition is also included on page 51 of the Management Information Circular) through on-going active management of Calloway's assets and the acquisition of additional large format, unenclosed retail centres or interests therein; and (iii) to enhance the value of Calloway's assets and maximize long-term Unit value through efficient management and proactive leasing.

Calloway intends to invest primarily in large format, unenclosed retail rental properties with strong tenant covenants, stable yields, low vacancy levels and growth potential and to build a geographically diversified portfolio of such properties. Calloway believes it will be able to implement an investment strategy of acquiring additional properties with these characteristics to provide additional cash flow and further enhance the long-term portfolio value. To the extent that opportunities exist, and to the extent that management and the board of trustees of Calloway believe such opportunities are beneficial to Unitholders, Calloway will continue to acquire well-anchored large format, unenclosed retail centres.

The principal office of Calloway is currently at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1. The Units of Calloway trade on the TSX under the symbol "CWT.UN". The 6% convertible unsecured subordinated debentures due June 30, 2014 of Calloway trade on the TSX under the trading symbol "CWT.DB".

Although Calloway is a "mutual fund trust" as defined in the *Income Tax Act* (Canada), Calloway is not a "mutual fund" and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

Calloway is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

USE OF PROCEEDS

The use of proceeds from the sale of Trust Securities will be described in a Prospectus Supplement relating to a specific issuance of Trust Securities. Calloway may use net proceeds from the sale of Trust Securities to repay indebtedness outstanding from time to time, to fund the purchase of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes.

EARNINGS COVERAGE RATIOS

After giving pro forma effect to the significant acquisitions as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004 included in the Prospectus which include the issuances of long-term debt and changes in indebtedness not reflected in the unaudited interim comparative consolidated financial statements of Calloway for the six month period ended June 30, 2005 or the audited annual comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2004, Calloway's interest requirements for the twelve months ended December 31, 2004 and for the twelve months ended June 30, 2005, after giving effect to the pro forma transactions referred to above, would have been $77,675,000 and $78,261,000, respectively, and its net income (before deducting interest expense and income taxes) for such periods would have been $83,704,000 and $99,248,000, respectively, which is 1.08 and 1.27 times Calloway's interest requirements for such periods, respectively.

The following table sets out the earnings coverage ratios discussed above.

	For the 12 months ended June 30 2005 [1] (Pro forma)	For the 12 months ended December 31, 2004 [1] (Pro forma)
Interest Expense ($)	77,102,000	76,697,000
Capitalized Interest ($)	1,159,000	978,000
Denominator for Earnings Coverage Ratio ($)	**78,261,000**	**77,675,000**
Net Income ($)	22,146,000	7,007,000
Income Taxes ($) [2]	-	-
Interest Expense ($)	77,102,000	76,697,000
Numerator for Earnings Coverage Ratio ($)	**99,248,000**	**83,704,000**
Earnings Coverage Ratio	**1.27**	**1.08**

Notes:

(1) Pro forma numbers give effect to the significant acquisitions and related debt all as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004. The significant acquisitions include properties for which certain tenant premises were under construction during the pro forma periods. As a result, the pro forma Net Income includes rents from such tenants only from the dates that the premises were occupied by the tenants and does not represent the total annual rent payable by such tenants. Interest Expense is determined, however, on the basis that the full amount of the debt incurred to acquire the completed properties was outstanding for the entire pro forma periods.

(2) Calloway is taxed as a mutual fund trust for income tax purposes. Calloway intends to distribute all taxable income directly earned by Calloway directly to unitholders and to deduct such distributions for income tax purposes.

Each series of Debt Securities will contain covenants with respect to the interest coverage ratios that Calloway will be required to maintain. These coverage ratios will be described in the applicable Prospectus Supplement and will differ from the earnings coverage ratios set forth above, which are based on earnings and calculated in accordance with applicable Canadian securities law disclosure requirements.

DESCRIPTION OF TRUST SECURITIES

The following is a summary of the material attributes and characteristics of the Trust Securities. This summary does not purport to be complete.

Units

This section describes the general terms that will apply to any Units that may be offered by the Trust pursuant to this Prospectus. For a complete summary of the general terms that apply to Units of the Trust, see "Declaration of Trust and Description of Units" in the Trust's Annual Information Form and see "Fourth Amended and Restated Declaration of Trust" in the Trust's Management Information Circular each of which are incorporated by reference in this Prospectus.

The Units may be offered separately or together with the Subscription Receipts or the Debt Securities, as the case may be.

An unlimited number of Units may be issued pursuant to the Trust's Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Trust, whether of net income, net realized capital gains (other than net realized capital gains distributed to redeeming Unitholders) or other amounts, and in the net assets of the Trust in the event of termination or winding-up of the Trust.

All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Trust pursuant to this Prospectus.

Subscription Receipts may be offered separately or together with the Units or the Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this Prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. Such description will include, where applicable:

- the number of Subscription Receipts;
- the price at which the Subscription Receipts will be offered;
- the procedures for the exchange of the Subscription Receipts into Units;
- the number of Units that may be exchanged upon exercise of each Subscription Receipt;
- the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
- material Canadian tax consequences of owning the Subscription Receipts (if any); and
- any other material terms and conditions of the Subscription Receipts.

Debt Securities

This section describes the general terms that will apply to any Debt Securities that may be offered by the Trust pursuant to this Prospectus.

The Debt Securities may be offered separately or together with the Units or the Subscription Receipts, as the case may be.

The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be direct unsecured obligations of the Trust. The Debt Securities will be senior or subordinated indebtedness of the Trust as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of the Trust, the subordinated indebtedness of the Trust, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the Trust (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

The Debt Securities will be issued under one or more indentures (each, a "**Debt Security Indenture**"), in each case between the Trust and a trustee (each, a "**Debt Security Trustee**"), as trustee. The statements made hereunder relating to any Debt Security Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Security Indenture.

Each Debt Security Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Trust.

The particular terms of each issue of Debt Securities will be described in the related Prospectus Supplement. This description will include, where applicable:

- the designation, aggregate principal amount and authorized denominations of such Debt Securities;

- the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars):
- the percentage of the principal amount at which such Debt Securities will be issued:
- the date or dates on which such Debt Securities will mature;
- the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);
- the dates on which any such interest will be payable and the record dates for such payments;
- the Debt Security Trustee under the Debt Security Indenture pursuant to which the Debt Securities are to be issued;
- the designation and terms of any Securities with which the Debt Securities will be offered, if any, and the number of Debt Securities that will be offered with each Security;
- whether the Debt Securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;
- whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
- any exchange or conversion terms;
- whether the Debt Securities will be subordinated to other liabilities of the Trust;
- material Canadian tax consequences of owning the Debt Securities, if any; and
- any other material terms and conditions of the Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

PLAN OF DISTRIBUTION

Calloway will sell the Trust Securities to or through underwriters or dealers or purchasers directly or through agents. The Trust Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Trust Securities, the proceeds to Calloway from the sale of the Trust Securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or reallowed or paid to dealers may be changed from time to time.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange. In connection with any offering of Trust Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Trust Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Trust Securities are sold by Calloway may make a market in the Trust Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Trust Securities will develop or as to the liquidity of any trading market for the Trust Securities.

Underwriters, dealers and agents who participate in the distribution of the Trust Securities may be entitled under agreements to be entered into with Calloway to indemnification by Calloway against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for Calloway in the ordinary course of business.

The Trust Securities have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**"). Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, the Trust Securities may not be offered, sold or delivered within the United States, and each underwriter or agent will agree that it will not offer, sell or deliver the Trust Securities within the United States. In addition, until 40 days after the commencement of an offering of Trust Securities, an offer or sale of such Trust Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

RECENT DEVELOPMENTS

On July 7, 2005, the unitholders of Calloway approved the acquisition by Calloway of freehold and leasehold interests in 35 retail properties and ten parcels of development land. The 35 retail properties comprise 5,421,000 square feet of existing newly constructed retail space in 35 shopping centres and the development lands provide Calloway the opportunity to construct an additional ten shopping centres with 1,194,000 square feet of retail space on completion.

On July 8, 2005, Calloway completed the acquisition of the interests in the 35 retail properties and four of the ten parcels of development land for consideration of approximately $1.142 billion including transaction costs. Six of the parcels of development land were subject to unfilled conditions at July 8, 2005. Subsequently, Calloway completed the acquisition of one additional parcel and expects to complete the acquisition of the remaining five parcels once conditions are satisfied. The estimated acquisition cost for the six parcels of development land not acquired on July 8, 2005 is $32.9 million. The unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005, and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been prepared to reflect the acquisition on July 8, 2005 of the interests in 35 retail properties and four parcels of development land and the expected acquisition of the additional six parcels of development land.

Subsequent to the announcement by Calloway of the agreement to purchase the freehold and leasehold interests in the 35 retail properties and ten parcels of development lands noted above, Calloway also agreed to acquire an additional 15% interest in the Vaughan Sevenbridge Wal-Mart Centre, an additional 15% interest in the Woodbridge Centre, and an additional 50% interest in the Kenora Wal-Mart Centre (an interest in each of which was included in the original agreement as described in the Management Information Circular) for consideration of approximately $29.6 million. Calloway closed the acquisitions of these additional interests on July 8, 2005 but has not reflected these acquisitions in the pro forma financial statements included herein.

CONSOLIDATED CAPITALIZATION OF THE TRUST

As at December 31, 2004, the year end of its most recently completed financial year, Calloway had 33,263,171 Units issued and outstanding. From December 31, 2004 to July 31, 2005, 16,508,772 Units, and securities convertible into up to a further 12,594,458 Units, have been issued by Calloway or one of its subsidiaries, either: (i) through the raising of equity financing; (ii) as partial consideration for acquisitions; or (iii) upon the exercise of previously outstanding convertible securities.

As at December 31, 2004, the indebtedness of Calloway, consisting of mortgages payable, capital lease obligations and convertible debentures was $600,525,000. That indebtedness has since increased by approximately $864,815,000 primarily due to various acquisitions completed by Calloway.

RISK FACTORS

Prospective investors in a particular offering of the Trust Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein, the risks described in Calloway's annual information form and management's discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of the Trust Securities.

In addition to the risk factors referenced above, as a result of Calloway's entry into the property development business following the transactions described under "Recent Developments" and further described in the Management Information Circular, Calloway is now also subject to the risks usually attributable to development projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with lease agreements, some of which are conditional.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Securities will be passed upon on behalf of Calloway by Shea Nerland Calnan. As of September 6, 2005, the partners and associates of Shea Nerland Calnan beneficially owned, directly or indirectly, less than 1% of the outstanding units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan, is a member of the board of Trustees of Calloway.

AUDITORS

Calloway's auditors are Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants of 220, 333 – 11th Avenue SW, Calgary, Alberta T2R 1L9.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the preliminary base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 6, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

Calgary, Alberta September 6, 2005	(signed) *"Kenway Mack Slusarchuk Stewart LLP"* Chartered Accountants

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September •, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We also consent to the use in the above-mentioned short form prospectus of our compilation report dated •, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

Calgary, Alberta September •, 2005	• Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the preliminary base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 6, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our reports to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to The Centres and The Centres II for the years ended December 31, 2003, 2002 and 2001. Our reports are dated March 26, 2004.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario September 6, 2005	(signed) *"KPMG LLP"* Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the preliminary base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 6, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned preliminary base shelf short form prospectus of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario September 6, 2005	(signed) *"The Sacks Partnership"* Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2005
AND YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Calloway Real Estate Investment Trust ("Calloway") as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated balance sheet of Calloway as at June 30, 2005, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway as at June 30, 2005 and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Centres V" to the summary of the acquisition of the Centres V table presented in Note 3 in the notes to the unaudited pro forma consolidated financial statements and found them to be in agreement.

       In addition, we recalculated the aggregate of the amounts in the summary of the acquisition of the Centres V table in Note 3 and found them to be arithmetically correct.

    c) Recalculated the aggregate of the amounts in the columns captioned "Calloway" and "Centres V" and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

2. With respect to the unaudited pro forma consolidated statement of income of Calloway for the six months ended June 30, 2005, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway for the six months ended June 30, 2005 and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Centres V" to Schedule I to the unaudited pro forma consolidated financial statements and found them to be in agreement.

    c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

    d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 to the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

3. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway for the year ended December 31, 2004 and found them to be in agreement.

b) Compared the amounts in the column captioned "Phase II Centres" to the audited schedules of combined net operations of the Phase II Centres for year ended December 31, 2004 and found them to be in agreement.

c) Compared the amounts in the column captioned "Centres V" to Schedule 1 to the unaudited pro forma consolidated financial statements and found them to be in agreement.

d) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", "Phase II Centres" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

e) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

4. With respect to Schedule 1 to the unaudited pro forma consolidated financial statements, for the six months ended June 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the columns captioned "Centres V Phase I", "Centre V Phase II" and "Centres V Phase III" to unaudited schedules of combined net operations of Centres V Phase I, Centre V Phase II and Centres V Phase III for the six months ended June 30, 2005 prepared by Calloway management and found them to be in agreement.

   b) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

5. With respect to Schedule 1 to the unaudited pro forma consolidated financial statements, for the year ended December 31, 2004, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Centres V Phase I" to the audited schedules of combined net operations of Centres V Phase I for the year ended December 31, 2004 and found them to be in agreement.

   b) Compared the amounts in the column captioned "Centres V Phase II" to the audited schedules of combined net operations of Centres V Phase II for the year ended December 31, 2004 and found them to be in agreement.

   c) Compared the amounts in the column captioned "Centres V Phase III" to the audited schedule of combined net operations of Centres V Phase III for the year ended December 31, 2004 and found them to be in agreement.

   d) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

6. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

7. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
September ●, 2005

Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2005
(unaudited)
(In thousands of dollars)

	Calloway $	Centres V $ (Note 3)	Pro Forma $
ASSETS			
Real estate assets			
Income properties	1,093,821	1,048,972	2,142,793
Properties under development	44,068	126,078	170,146
Mortgages and loans receivable	43,193	-	43,193
Deferred leasing costs	347	-	347
Assets held for sale	21,191	-	21,191
	1,202,620	1,175,050	2,377,670
Deferred financing costs	5,379	2,317	7,696
Prepaid expenses and deposits	10,420	-	10,420
Accounts receivable	9,299	-	9,299
Cash and cash equivalents	17,210	18,912	36,122
	1,244,928	1,196,279	2,441,207
LIABILITIES			
Mortgages payable	697,068	552,590	1,249,658
Mortgages payable related to assets held for sale	6,691	-	6,691
Capital lease obligations	474	-	474
Convertible debentures	33,517	-	33,517
Unsecured bridge loan	-	175,000	175,000
Accounts payable and accrued liabilities	36,878	-	36,878
	774,628	727,590	1,502,218
UNITHOLDERS' EQUITY	470,300	468,689	938,989
	1,244,928	1,196,279	2,441,207

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Trustees:

signed "Simon Nyilassy"
Trustee

signed "David M. Calnan"
Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six months Ended June 30, 2005
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Centres V $ (Schedule 1)	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	66,053	50,798	4,206	4(a)(i)	121,057
Interest	2,145	-	-		2,145
	68,198	50,798	4,206		123,202
Expenses					
Property operating costs	21,033	15,936	1,269	4(a)(i)	38,238
Interest - mortgages and other	18,020	-	18,672	4(b)(i)	36,692
Interest - debentures	1,679	-	-		1,679
Amortization of income properties					
- tangible components	10,647	-	11,776	4(c)(i)	22,423
- intangible components	10,831	-	6,967	4(c)(i)	17,798
General and administrative	1,070	-	-		1,070
Amortization of deferred financing costs	333	-	137	4(d)(ii)	470
Amortization of deferred leasing costs	37	3,561	(3,561)	4(d)(i)	37
	63,650	19,497	35,260		118,407
Income from continuing operations	4,548	31,301	(31,054)		4,795
Discontinued operations					
Net income from discontinued operations	509	-	-		509
Gain from sale of real estate assets	13,338	-	-		13,338
	13,847	-	-		13,847
Net income	18,395	31,301	(31,054)		18,642
Net income per unit (Note 5)					
Basic					
Continuing operations	0.128				0.079
Discontinued operations	0.390				0.228
Net income	0.518				0.307
Diluted					
Continuing operations	0.128				0.079
Discontinued operations	0.388				0.228
Net income	0.516				0.307

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase II Centres $	Centres V $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues			(Schedule 1)			
Rentals from income properties	85,593	21,279	92,544	21,684	4(a)(ii)	221,100
Interest	2,355	-	-	-		2,355
	87,948	21,279	92,544	21,684		223,455
Expenses						
Property operating costs	27,071	5,558	29,442	7,016	4(a)(ii)	69,087
Interest - mortgages and other	21,796	-	-	49,576	4(b)(ii)	71,372
Interest – debentures	2,180	-	-	1,267	4(b)(iii)	3,447
Amortization of income properties						
- tangible components	13,643	-	-	30,401	4(c)(ii)	44,044
- intangible components	9,346	-	-	18,189	4(c)(ii)	27,535
General and administrative	1,919	-	-	-		1,919
Amortization of deferred financing costs	481	-	-	466	4(d)(iii)	947
Amortization of deferred leasing costs	121	1,253	7,173	(8,426)	4(d)(i)	121
	76,557	6,811	36,615	98,489		218,472
Income from continuing operations	11,391	14,468	55,929	(76,805)		4,983
Discontinued operations	2,024	-	-	-		2,024
Net income	13,415	14,468	55,929	(76,805)		7,007
Net income per unit (Note 5)						
Basic						
Continuing operations	0.435					0.084
Discontinued operations	0.077					0.034
Net income	0.512					0.118
Diluted						
Continuing operations	0.430					0.084
Discontinued operations	0.076					0.034
Net income	0.506					0.118

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Six months Ended June 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated open-end real estate investment trust governed by the laws of the Province of Alberta, created under a declaration of trust dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005.

These unaudited pro forma consolidated financial statements ("pro forma statements") have been prepared by Calloway management for inclusion in the Base Shelf Short Form Prospectus (the "Prospectus") of Calloway dated September ●, 2005 relating to sale and issue from time to time of units of the trust, subscription receipts and debt securities.

During 2004 and 2005, Calloway completed the following significant acquisitions:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Wal-Mart-FirstPro Realty Partnership (the "Partnership").

- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the Partnership.

- On November 30, 2004, the acquisition of six shopping centres (the "Phase I Centres") from the Partnership.

- On March 10, 2005, the acquisition of 100% undivided interests in three retail properties and 60% undivided interests in five other retail properties (the "Phase II Centres") from Wal-Mart Canada Realty Inc. ("Wal-Mart") and the FirstPro Group of Companies ("FirstPro").

- On July 8, 2005, the acquisition of substantially all of the freehold and leasehold interests in 45 properties described in further detail in Note 3 (the "Centres V") from Wal-Mart, FirstPro and other vendors.

The Centres, The Centres II, Phase I Centres, Phase II Centres and the Centres V are collectively referred to as the "Collective Centres".

These pro forma statements have been prepared from the following financial statements:

- Calloway's unaudited consolidated financial statements for the six months ended June 30, 2005.

- Calloway's audited consolidated financial statements for the year ended December 31, 2004.

- Centres V Phase I ("Centres V-I"), Centres V Phase II ("Centres V-II") and Centres V Phase III ("Centres V-III") unaudited schedules of combined net operations for the six months ended June 30, 2005 which were prepared by Calloway management and are not included or incorporated by reference in the Prospectus.

- Centres V-I, Centres V-II and Centres V-III audited schedules of combined net operations for the year ended December 31, 2004.

(In thousands of dollars)

- Phase II Centres audited schedules of combined net operations for the year ended December 31, 2004.

The Centres V-I, Centres V-II and Centres V-III net operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been combined on Schedule 1 attached to these pro forma statements and presented in the pro forma consolidated statements of income on a combined basis.

The unaudited pro forma consolidated balance sheet gives effect to the acquisitions of the Centres V as if they had occurred on June 30, 2005. The unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004 give effect to the acquisitions of the Centres V as if they had occurred on January 1, 2004. Calloway's June 30, 2005 consolidated financial statements contains the actual operations of the Phase II Centres from the date of acquisition by Calloway in 2005 to June 30, 2005. The pro forma consolidated statement of income for the six months ended June 30, 2005 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for the Phase II Centres for the period from January 1, 2005 to the date of acquisition by Calloway in 2005. Calloway's December 31, 2004 consolidated financial statements contains the actual operations of The Centres, The Centres II and the Phase I Centres from various dates of acquisition by Calloway in 2004 to December 31, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the date of acquisition by Calloway in 2004.

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

2. SIGNIFICANT ACCOUNTING POLICIES

In addition to the policies disclosed below, the accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2004 and Calloway's unaudited consolidated financial statements for the six months ended June 30, 2005. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2004 and June 30, 2005 consolidated financial statements of Calloway.

(a) Basis of consolidation

As further described herein, a limited partnership ("Calloway LP") was formed to facilitate the acquisition of certain of the Centres V, and Calloway is indirectly a general partner as well as a limited partner. These pro forma statements present the accounts and operations of Calloway Real Estate Investment Trust, its wholly owned subsidiary Calloway Financial Inc., and Calloway LP.

Calloway carries out certain activities through co-ownerships and these investments are accounted for using the proportionate consolidation method.

(b) Exchangeable units

As further described in Note 3, limited partnership units of Calloway LP were issued to FirstPro and other vendors that are exchangeable into units of Calloway. Holders of the exchangeable units are entitled to receive distributions of earnings economically equivalent

(In thousands of dollars)

to distributions received by units of Calloway. The units are non-transferable to third parties without first exchanging them for units of Calloway. Accordingly the units are presented, in accordance with the guidance for exchangeable securities issued by subsidiaries of income trusts, as a component of unitholders' equity.

(c) *Leases*

As further described in Note 3, Calloway leased certain properties from FirstPro. Leases are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and inherent risks of ownership of property to Calloway are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Components of income properties recorded under capital leases are amortized on the same basis as described in the annual financial statements. Rental payments under operating leases are expensed over the period to which they relate.

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

Completed and probable acquisition of the Centres V

Acquisition

On July 7, 2005, the unitholders of Calloway approved the acquisition by Calloway directly or through Calloway LP of the Centres V (consisting of freehold and leasehold interests in thirty-five retail properties and ten parcels of development land) from Wal-Mart, FirstPro and other vendors.

On July 8, 2005, Calloway completed the acquisition of Wal-Mart's 60% freehold interests in eight retail properties and adjacent undeveloped lands with future development potential for $275,477. Calloway acquired FirstPro and other vendors freehold interests in thirty retail properties and adjacent undeveloped lands for $656,941 and four of the ten parcels of development land for $8,965. Calloway also leased interests in three other retail properties, including adjacent undeveloped lands, from FirstPro for a term of 35 years subject to certain early termination events. Calloway prepaid its entire lease obligations under the lease agreements in the amount of $188,647. Land transfer taxes and other transaction costs amounted to $12,092, resulting in an aggregate cost at closing to Calloway of $1,142,122.

The aggregate purchase price was satisfied as follows:

- By non-interest bearing vendor take-back mortgages for the amount of the purchase price for certain of the undeveloped lands		$33,091
- By assumption of existing mortgages		
– face value	342,863	
– market rate adjustment	22,386	365,249
- By issuance of exchangeable partnership units to FirstPro		250,000
- By cash payment		
– From the net proceeds of new mortgage financing	153,495	
– From the net proceeds of unsecured bridge loan	174,688	
– From the net proceeds of the Private Placement	165,599	493,782
		$1,142,122

(In thousands of dollars)

On July 8, 2005, Calloway acquired four of the ten parcels of development land included in the Centres V. Six parcels of development land were subject to unfulfilled conditions at the time. Subsequently, Calloway has acquired one additional parcel of development land. It is assumed for the purpose of the pro forma statements that Calloway will acquire the remaining six parcels of development land that were not acquired on July 8, 2005 for $32,928. The purchase price will be satisfied from net proceeds obtained from the Private Placement (described below).

In conjunction with the July 8, 2005 acquisition of the Centres V, Calloway took on a portion of FirstPro's leasing and development operations through an offer of positions to FirstPro employees. Calloway's preliminary assessment is that no material allocation of the purchase price will be assigned to assets acquired and liabilities assumed as a result of the acquisition of these operations.

Calloway assumed existing mortgages on certain of the properties in the amount of $342,863 and incurred related mortgage assumption fees in the amount of $1,250. The assumed mortgages have a weighted average interest rate of 6.41% which is in excess of current rates and Calloway received a credit of $22,386 from the vendors as a mark to market adjustment at closing. The mortgage assumption fees will be amortized to deferred financing costs and the market rate adjustment will be amortized against interest expense over the term of the applicable assumed mortgages.

FirstPro and other vendors subscribed for approximately $250,000 of Class B exchangeable units (representing 12,594,458 Class B exchangeable units at $19.85 per unit) of Calloway LP, as partial payment for the Centre V properties acquired by Calloway LP, and 8,500,000 Class C exchangeable units of Calloway LP, representing future potential equity value of the undeveloped lands acquired by Calloway LP.

Holders of the Class B exchangeable units are entitled to cash distributions in amounts equal on a per unit basis to monthly distributions made by Calloway to its unitholders. The Class B exchangeable units carry no voting rights at meetings of Calloway unitholders. Class B exchangeable units are exchangeable on a one for one basis for units of Calloway, at the option of the holder.

Holders of the Class C exchangeable units are not entitled to cash distributions and have no voting rights at meetings of Calloway unitholders. The Class C exchangeable units are exchangeable, on a one for one basis, at the holder's option, into Class B exchangeable units on the completion of certain developments on the undeveloped lands and development land ("Centres V Undeveloped Lands"). The 8,500,000 Class C exchangeable units available for issuance represents FirstPro's right to receive 40% of the estimated proceeds on development of those Centres V Undeveloped Lands acquired by Calloway LP in units priced at $20.10 per unit. Any Class C exchangeable units that remain outstanding 10 years after the closing of this acquisition will be cancelled.

FirstPro also has the right to receive up to 2,500,000 units of Calloway representing 40% of the estimated proceeds on completion of development of those Centres V Undeveloped Lands acquired directly by Calloway in units priced at $20.10 per unit.

(In thousands of dollars)

Calloway is authorized to issue an unlimited number of Special Voting units which shall be entitled to one vote per unit at meetings of Calloway unitholders but otherwise shall have no economic value. These units provide voting rights but no equity participation. The number of outstanding Special Voting units will be equivalent to the number of outstanding Class B exchangeable units.

FirstPro and other vendors received 12,594,458 (the total of the Class B exchangeable units of Calloway LP issued) Special Voting units. Calloway will issue additional Special Voting units if Class C exchangeable units are exchanged for Class B exchangeable units, with the total outstanding Special Voting units to equal the outstanding Class B exchangeable units. The number of Special Voting units issued to FirstPro and other vendors may increase due to future developments of Centres V Undeveloped Lands acquired by Calloway LP. In addition, FirstPro has been granted the right, under certain circumstances, to receive additional Special Voting units of Calloway in order to maintain a voting interest at a minimum of 25%. This right will expire at the end of five years unless an additional $800,000 in assets is transferred from FirstPro to Calloway (inclusive of assets which will be acquired by Calloway under existing development agreements) and other conditions are fulfilled, in which case the 25% minimum voting right will extend for an additional five year term.

The Centres V Undeveloped Lands will be developed directly and indirectly by Calloway under the terms of development agreements with FirstPro and Wal-Mart. It is assumed for the purpose of these pro forma statements that these undeveloped lands remain undeveloped and that no material development costs and no earnouts under the terms of these development agreements are incurred during the year ended December 31, 2004 and the six months ended June 30, 2005.

New mortgage financing

Calloway arranged new mortgage financing on four of the retail properties in the amount of $154,250 at a weighted average interest rate of 5.069%. The net proceeds to Calloway of $153,495, after deducting financing fees and other costs related to the new mortgage financing, were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V.

Unsecured bridge loan

Calloway arranged an unsecured bridge loan facility in the amount of $175,000 at average interest rates of 4.25%. The net proceeds to Calloway of $174,688, after deducting financing fees and other costs related to the new unsecured bridge loan, were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V.

Private placement

Pursuant to private placements of subscription receipts (the "Private Placement") Calloway issued 11,336,000 trust units at an issuance price of $19.85 per unit, for net proceeds of $218,689 (after deducting underwriters' fees and issue costs of $6,331). Net proceeds of $165,599 were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V. The remaining net proceeds of $53,090 will be used as follows:

(In thousands of dollars)

– Acquisition of remaining six parcels of development land	$32,928
– Working capital	20,162
	$53,090

Summary of the acquisition of the Centres V

A summary of the assets acquired, using the purchase method of accounting based on preliminary allocations, and liabilities assumed or incurred resulting from the completed and probable acquisition of the Centres V is as follows:

Assets		
Income properties		
Tangible assets	$ 871,519	
Intangible assets	177,453	1,048,972
Property under development		126,078
		1,175,050
Deferred financing costs		2,317
Cash		18,912
		1,196,279
Liabilities		
Mortgages payable		
Vendor take-back mortgages	33,091	
Assumed mortgages		
- face value	342,863	
- market rate adjustment	22,386	
New mortgages payable	154,250	552,590
Unsecured bridge loan		175,000
		727,590
Net assets acquired		$468,689

Consideration for the net assets acquired was obtained from the following:

Calloway LP Class B exchangeable units	$250,000
Private Placement of trust units (net of issue costs)	218,689
	$468,689

4. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

(i) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for the Phase II Centres for the period from January 1, 2005 to the respective date of acquisition by Calloway in 2005.

(ii) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective date of acquisition by Calloway in 2004.

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the mortgage financing and the unsecured bridge loan financing assumed or put in place on the Phase II Centres and the Centres V. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(ii) Interest expense has been increased to provide for interest on the mortgage financing and the unsecured bridge loan financing assumed or put in place on the Collective Centres. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(iii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of The Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Phase I Centres and the Centres V purchase price.

(ii) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(d) Amortization of deferred expenses

(i) Amortization of deferred leasing costs has been decreased to eliminate the historical amortization of deferred expenses on the Phase II Centres and/or the Centres V.

(ii) Amortization of the deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing and the unsecured bridge loan financing of the Phase II Centres and the Centres V.

(iii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing, the convertible debenture financing and the unsecured bridge loan financing of the Collective Centres.

(In thousands of dollars)

(e) General and administrative

No adjustments have been made to reflect the probable increased general and administrative expenses of Calloway resulting from the increased property portfolio, expenses related to the relocation of the head office and turnover in senior management including bonuses, nor compensation expense associated with establishment of the deferred unit plan for trustees and officers approved by the unitholders July 7, 2005.

5. WEIGHTED AVERAGE NUMBER OF UNITS

The following table presents the weighted average number of units for use in the calculation of pro forma basic and diluted net income per unit:

	June 30, 2005	December 31, 2004
Weighted average number of units	35,540,215	26,190,956
Adjustment for units issued in connection with the acquisition of the Centres V on the basis that the units were issued at the beginning of the period		
Calloway LP Class B exchangeable units	12,594,458	12,594,458
Private Placement of trust units	11,336,000	11,336,000
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, the Phase I Centres and the Phase II Centres on the basis that the units were issued at the beginning of the period	1,182,149	8,971,100
Weighted average number of units for basic net income per unit	60,652,822	59,092,514
Effect of dilutive securities		
Unit option plan & warrants	119,093	296,237
Weighted average number of units for diluted net income per unit	60,771,915	59,388,751

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Six months Ended June 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

6. INCOME TAXES

Properties purchased from FirstPro and other vendors by Calloway LP were acquired with an income tax base which is $250,000 lower than the assigned acquisition costs. Under the terms of the Calloway LP partnership agreement, any taxable income of Calloway LP will be allocated to all Calloway LP unitholders prorata based on distributions made by Calloway LP.

7. RELATED PARTY TRANSACTIONS

A nominee of FirstPro owned or controlled directly and indirectly approximately 16% of the outstanding units of Calloway prior of the Centres V acquisition and owns approximately 27% of the outstanding units (including Calloway LP exchangeable units) after the Centres V acquisition. An officer of FirstPro was also a member of the Board of Trustees of Calloway prior to the Centres V acquisition. As a result of the Centres V acquisition FirstPro is entitled to nominate three of the nine members of the Board of Trustees. The properties acquired from FirstPro have been recorded at the exchange amount.

A legal firm in which a trustee is a partner was paid legal fees of $693 related to the acquisition and financing of the Centres V. Another trustee was paid a fee of $338 for consulting services for the Private Placement.

In conjunction with the acquisition of the Centres V, Calloway entered into property management agreements with FirstPro to provide for the management of the majority of the Centres V properties. Calloway also entered into certain temporary head leases with FirstPro relating to specific tenants who have entered into lease agreements, but whose space is not yet available for occupancy.

8. COMMITMENTS

Calloway, directly and indirectly, entered into development agreements with FirstPro for the development of the Centres V Undeveloped Lands. The estimated commitments payable by Calloway under the agreements are $233,000.

CALLOWAY REAL ESTATE INVESTMENT TRUST
SCHEDULE 1 TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Six months Ended June 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

CENTRES V COMBINED SCHEDULES OF NET OPERATIONS

Six months Ended June 30, 2005

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 17,996	$ 5,458	$ 27,344	$ 50,798
Expenses				
Property operating costs	5,575	1,551	8,810	15,936
Amortization of deferred expenses	761	330	2,470	3,561
	6,336	1,881	11,280	19,497
Net operations	$ 11,660	$ 3,577	$ 16,064	$ 31,301

Year Ended December 31, 2004

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 32,697	$ 8,675	$ 51,172	$ 92,544
Expenses				
Property operating costs	10,994	2,366	16,082	29,442
Amortization of deferred expenses	1,461	592	5,120	7,173
	12,455	2,958	21,202	36,615
Net operations	$ 20,242	$ 5,717	$ 29,970	$ 55,929

CERTIFICATE

Dated: September 6, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

(signed) "Simon Nyilassy"
President, Chief Executive Officer and Trustee

(signed) "Mark A. Suchan"
Chief Financial Officer

On behalf of the Trustees

(signed) "David M. Calnan"
Trustee

(signed) "Al Mawani"
Trustee

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1 (Telephone (403) 266-6442). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the issuer at the above mentioned address and telephone number.*

BASE SHELF SHORT FORM PROSPECTUS

New Issue September 14, 2005


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$2,000,000,000

Debt Securities

Units and Subscription Receipts

Calloway Real Estate Investment Trust ("**Calloway**" or the "**Trust**") may from time to time during the 25-month period that this short form base shelf prospectus (the "**Prospectus**"), including any amendments hereto, remains valid, offer for sale and issue trust units of the Trust ("**Units**"), subscription receipts ("**Subscription Receipts**") and debt securities, which may consist of debentures, notes or other types of debt and may be issuable in series (the "**Debt Securities**" and together with the Units and Subscription Receipts, the "**Trust Securities**"). The Trust may sell up to $2,000,000,000 in the aggregate of initial offering price of Trust Securities (or its equivalent in any other currency used to denominate the Trust Securities at the time of the offering) at any time.

The specific terms of any Trust Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "**Prospectus Supplement**"), including, where applicable: (i) in the case of Units, the number of Units being offered, the offering price and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Units and any other specific terms; and (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount being offered, the denominations, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating, and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, the exchange or conversion provisions (if any), the repayment terms, the form (either global or definitive), the authorized denominations and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Trust Securities that are not within the alternatives and parameters described in this Prospectus.

Calloway may sell Trust Securities to or through underwriters or dealers or to purchasers directly or through agents. Please see "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Trust Securities, the principal amount (if any) to be purchased by underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Trust Securities will be subject to approval of certain legal matters on behalf of Calloway by Shea Nerland Calnan, Calgary, Alberta.

The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "CWT.UN".

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts and Debt Securities will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, including those contained in certain documents incorporated by reference in this Prospectus, constitute "forward-looking statements". All statements, other than statements of historical fact, in this Prospectus and in documents incorporated by reference in this Prospectus that address activities, events or developments that Calloway or a third party expects or anticipates will or may occur in the future, including Calloway's future growth, results of operations, performance and business prospects and opportunities, and the assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements reflect Calloway's current beliefs (or current beliefs at the time such statements were made, as the case may be) and are based on information currently available (or then currently available, as the case may be) to Calloway and on assumptions Calloway believes (or believed, as the case may be) are reasonable. Actual results and developments may differ materially from results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this Prospectus. Certain of these risk factors and uncertainties are beyond Calloway's control. Consequently, all of the forward-looking statements made in this Prospectus and in documents incorporated by reference in this Prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Calloway. These forward-looking statements are made as of the date of this Prospectus (or the date of the applicable document incorporated by reference, as the case may be) and Calloway assumes no obligation to update or revise them to reflect subsequent information, events or circumstances unless otherwise required by applicable securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1 (Telephone (403) 266-6442). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Calloway at the above mentioned address and telephone number.

The following documents of Calloway, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Annual Information Form of the Trust dated March 22, 2005 (the "**Annual Information Form**");

(b) the audited annual comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2004 together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations of the Trust for the annual comparative financial statements referred to in paragraph (a) above;

(d) the unaudited interim comparative consolidated financial statements of the Trust for the three and six month periods ended June 30, 2005 together with the notes thereto;

(e) management's discussion and analysis of financial condition and results of operations of the Trust for the interim comparative financial statements referred to in paragraph (d) above;

(f) the audited schedules of combined net operations for certain prior acquisitions of the Trust for the years ended December 31, 2003, 2002 and 2001 together with the notes thereto and the auditors report thereon, all of which can be found at pages F-20 to F-24 (the "**Centres**") and pages F-26 to F-31 (the "**Centres II**") of the Trust's prospectus dated April 30, 2004;

(g) the business acquisition report of the Trust dated February 11, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase I Centres**") of the Trust for the years ended December 31, 2003 and 2002 together with the notes thereto and the auditors report thereon and the unaudited interim comparative schedules of combined net operations for such acquisitions for the nine month periods ended September 30, 2004 and 2003, all of which can be found at pages 19 to 24 of that business acquisition report;

(h) the business acquisition report of the Trust dated May 10, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase II Centres**") of the Trust for the years ended December 31, 2004 and 2003 together with the notes thereto and the auditors report thereon, all of which can be found at pages 6 to 10 of that business acquisition report;

(i) the management information circular of the Trust dated June 9, 2005 (the "**Management Information Circular**") other than those portions of the Management Information Circular that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein;

(j) the material change report of the Trust dated February 16, 2005 relating to (i) an increase in the monthly distributions of the Trust; and (ii) the reaching of an agreement for the Trust to raise approximately $60 million by the issuance of subscription receipts;

(k) the material change report of the Trust dated February 24, 2005 relating to the closing of the Trust's previously announced private placement of subscription receipts for gross proceeds of approximately $60 million;

(l) the material change report of the Trust dated March 14, 2005 relating to the completion of the acquisition of the Phase II Centres;

(m) the material change report of the Trust dated April 19, 2005 relating to the receipt of the approval of the Board of Trustees of the Trust and the conditional agreements for the acquisition of the interests in certain properties (the "**Centres V**");

(n) the material change report of the Trust dated May 16, 2005 relating to amendments to the conditional agreements for the acquisition of interests in the Centres V;

(o) the material change report of the Trust dated June 3, 2005 relating to an agreement of the Trust to raise up to $175 million by the issuance of subscription receipts;

(p) the material change report of the Trust dated June 10, 2005 relating to an increase in the size of the aforementioned subscription receipt offering to up to $225 million;

(q) the material change report dated June 23, 2005 relating to the closing of the Trust's previously announced private placement of subscription receipts for gross proceeds of approximately $225 million;

(r) the material change report dated July 15, 2005 announcing that Calloway had completed its previously announced acquisition of the Centres V; and

(s) the material change report dated August 8, 2005 relating to the appointment of Mr. Marc Charlebois to the position of Chief Operating Officer of the Trust effective September 1, 2005.

All material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, all management's discussion and analysis of financial condition and results of operation and information circulars (other than those portions that are not required to be incorporated by reference under applicable securities laws) which are filed by Calloway with a securities commission or similar regulatory authority in any of the provinces of Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by Calloway with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, business acquisition reports and annual filings or information circulars filed before the commencement of Calloway's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Trust Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any offering of Trust Securities, updated disclosure of interest coverage ratios (if applicable) and any additional or updated information Calloway may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Trust Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Trust Securities.

CALLOWAY

Calloway is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta, pursuant to a declaration of trust that was most recently amended and restated as of July 7, 2005 (the **"Declaration of Trust"**). Calloway was created to invest in income-producing rental properties located in Canada

The objectives of Calloway are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent possible, tax deferred through the acquisition of a portfolio of well-located, large format, unenclosed retail centres in Canada; (ii) to expand the asset base of Calloway and increase its Distributable Income (as defined in the Declaration of Trust, which definition is also included on page 51 of the Management Information Circular) through on-going active management of Calloway's assets and the acquisition of additional large format, unenclosed retail centres or interests therein; and (iii) to enhance the value of Calloway's assets and maximize long-term Unit value through efficient management and proactive leasing.

Calloway intends to invest primarily in large format, unenclosed retail rental properties with strong tenant covenants, stable yields, low vacancy levels and growth potential and to build a geographically diversified portfolio of such properties. Calloway believes it will be able to implement an investment strategy of acquiring additional properties with these characteristics to provide additional cash flow and further enhance the long-term portfolio value. To the extent that opportunities exist, and to the extent that management and the board of trustees of Calloway believe such opportunities are beneficial to Unitholders, Calloway will continue to acquire well-anchored large format, unenclosed retail centres.

The principal office of Calloway is currently at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1. The Units of Calloway trade on the TSX under the symbol "CWT.UN". The 6% convertible unsecured subordinated debentures due June 30, 2014 of Calloway trade on the TSX under the trading symbol "CWT.DB".

Although Calloway is a "mutual fund trust" as defined in the *Income Tax Act* (Canada), Calloway is not a "mutual fund" and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

Calloway is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

USE OF PROCEEDS

The use of proceeds from the sale of Trust Securities will be described in a Prospectus Supplement relating to a specific issuance of Trust Securities. Calloway may use net proceeds from the sale of Trust Securities to repay indebtedness outstanding from time to time, to fund the purchase of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes.

EARNINGS COVERAGE RATIOS

After giving pro forma effect to the significant acquisitions as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004 included in the Prospectus which include the issuances of long-term debt and changes in indebtedness not reflected in the unaudited interim comparative consolidated financial statements of Calloway for the six month period ended June 30, 2005 or the audited annual comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2004, Calloway's interest requirements for the twelve months ended December 31, 2004 and for the twelve months ended June 30, 2005, after giving effect to the pro forma transactions referred to above, would have been $77,675,000 and $78,261,000, respectively, and its net income (before deducting interest expense and income taxes) for such periods would have been $83,704,000 and $99,248,000, respectively, which is 1.08 and 1.27 times Calloway's interest requirements for such periods, respectively.

The following table sets out the earnings coverage ratios discussed above.

	For the 12 months ended June 30 2005 [1] (Pro forma)	For the 12 months ended December 31, 2004 [1] (Pro forma)
Interest Expense ($)	77,102,000	76,697,000
Capitalized Interest ($)	1,159,000	978,000
Denominator for Earnings Coverage Ratio ($)	**78,261,000**	**77,675,000**
Net Income ($)	22,146,000	7,007,000
Income Taxes ($) [2]	-	-
Interest Expense ($)	77,102,000	76,697,000
Numerator for Earnings Coverage Ratio ($)	**99,248,000**	**83,704,000**
Earnings Coverage Ratio	**1.27**	**1.08**

Notes:

(1) Pro forma numbers give effect to the significant acquisitions and related debt all as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004. The significant acquisitions include properties for which certain tenant premises were under construction during the pro forma periods. As a result, the pro forma Net Income includes rents from such tenants only from the dates that the premises were occupied by the tenants and does not represent the total annual rent payable by such tenants. Interest Expense is determined, however, on the basis that the full amount of the debt incurred to acquire the completed properties was outstanding for the entire pro forma periods.

(2) Calloway is taxed as a mutual fund trust for income tax purposes. Calloway intends to distribute all taxable income directly earned by Calloway directly to unitholders and to deduct such distributions for income tax purposes.

Each series of Debt Securities will contain covenants with respect to the interest coverage ratios that Calloway will be required to maintain. These coverage ratios will be described in the applicable Prospectus Supplement and will differ from the earnings coverage ratios set forth above, which are based on earnings and calculated in accordance with applicable Canadian securities law disclosure requirements.

DESCRIPTION OF TRUST SECURITIES

The following is a summary of the material attributes and characteristics of the Trust Securities. This summary does not purport to be complete.

Units

This section describes the general terms that will apply to any Units that may be offered by the Trust pursuant to this Prospectus. For a complete summary of the general terms that apply to Units of the Trust, see "Declaration of Trust and Description of Units" in the Trust's Annual Information Form and see "Fourth Amended and Restated Declaration of Trust" in the Trust's Management Information Circular each of which are incorporated by reference in this Prospectus.

The Units may be offered separately or together with the Subscription Receipts or the Debt Securities, as the case may be.

An unlimited number of Units may be issued pursuant to the Trust's Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Trust, whether of net income, net realized capital gains (other than net realized capital gains distributed to redeeming Unitholders) or other amounts, and in the net assets of the Trust in the event of termination or winding-up of the Trust.

All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Trust pursuant to this Prospectus.

Subscription Receipts may be offered separately or together with the Units or the Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this Prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. Such description will include, where applicable:

- the number of Subscription Receipts;
- the price at which the Subscription Receipts will be offered;
- the procedures for the exchange of the Subscription Receipts into Units;
- the number of Units that may be exchanged upon exercise of each Subscription Receipt;
- the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
- material Canadian tax consequences of owning the Subscription Receipts (if any); and
- any other material terms and conditions of the Subscription Receipts.

Debt Securities

This section describes the general terms that will apply to any Debt Securities that may be offered by the Trust pursuant to this Prospectus.

The Debt Securities may be offered separately or together with the Units or the Subscription Receipts, as the case may be.

The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be direct unsecured obligations of the Trust. The Debt Securities will be senior or subordinated indebtedness of the Trust as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of the Trust, the subordinated indebtedness of the Trust, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the Trust (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

The Debt Securities will be issued under one or more indentures (each, a "**Debt Security Indenture**"), in each case between the Trust and a trustee (each, a "**Debt Security Trustee**"), as trustee. The statements made hereunder relating to any Debt Security Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Security Indenture.

Each Debt Security Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Trust.

The particular terms of each issue of Debt Securities will be described in the related Prospectus Supplement. This description will include, where applicable:

- the designation, aggregate principal amount and authorized denominations of such Debt Securities;

- the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);
- the percentage of the principal amount at which such Debt Securities will be issued;
- the date or dates on which such Debt Securities will mature;
- the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);
- the dates on which any such interest will be payable and the record dates for such payments;
- the Debt Security Trustee under the Debt Security Indenture pursuant to which the Debt Securities are to be issued;
- the designation and terms of any Securities with which the Debt Securities will be offered, if any, and the number of Debt Securities that will be offered with each Security;
- whether the Debt Securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;
- whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
- any exchange or conversion terms;
- whether the Debt Securities will be subordinated to other liabilities of the Trust;
- material Canadian tax consequences of owning the Debt Securities, if any; and
- any other material terms and conditions of the Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

PLAN OF DISTRIBUTION

Calloway will sell the Trust Securities to or through underwriters or dealers or purchasers directly or through agents. The Trust Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Trust Securities, the proceeds to Calloway from the sale of the Trust Securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or reallowed or paid to dealers may be changed from time to time.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange. In connection with any offering of Trust Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Trust Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Trust Securities are sold by Calloway may make a market in the Trust Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Trust Securities will develop or as to the liquidity of any trading market for the Trust Securities.

Underwriters, dealers and agents who participate in the distribution of the Trust Securities may be entitled under agreements to be entered into with Calloway to indemnification by Calloway against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for Calloway in the ordinary course of business.

The Trust Securities have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**"). Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, the Trust Securities may not be offered, sold or delivered within the United States, and each underwriter or agent will agree that it will not offer, sell or deliver the Trust Securities within the United States. In addition, until 40 days after the commencement of an offering of Trust Securities, an offer or sale of such Trust Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

RECENT DEVELOPMENTS

On July 7, 2005, the unitholders of Calloway approved the acquisition by Calloway of freehold and leasehold interests in 35 retail properties and ten parcels of development land. The 35 retail properties comprise 5,421,000 square feet of existing newly constructed retail space in 35 shopping centres and the development lands provide Calloway the opportunity to construct an additional ten shopping centres with 1,194,000 square feet of retail space on completion.

On July 8, 2005, Calloway completed the acquisition of the interests in the 35 retail properties and four of the ten parcels of development land for consideration of approximately $1.154 billion including transaction costs. Six of the parcels of development land were subject to unfilled conditions at July 8, 2005. Subsequently, Calloway completed the acquisition of one additional parcel and expects to complete the acquisition of the remaining five parcels once conditions are satisfied. The estimated acquisition cost for the six parcels of development land not acquired on July 8, 2005 is $32.9 million. The unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005, and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been prepared to reflect the acquisition on July 8, 2005 of the interests in 35 retail properties and four parcels of development land and the expected acquisition of the additional six parcels of development land.

Subsequent to the announcement by Calloway of the agreement to purchase the freehold and leasehold interests in the 35 retail properties and ten parcels of development lands noted above, Calloway also agreed to acquire an additional 15% interest in the Vaughan Sevenbridge Wal-Mart Centre, an additional 15% interest in the Woodbridge Centre, and an additional 50% interest in the Kenora Wal-Mart Centre (an interest in each of which was included in the original agreement as described in the Management Information Circular) for consideration of approximately $29.6 million. Calloway closed the acquisitions of these additional interests on July 8, 2005 but has not reflected these acquisitions in the pro forma financial statements included herein.

CONSOLIDATED CAPITALIZATION OF THE TRUST

As at December 31, 2004, the year end of its most recently completed financial year, Calloway had 33,263,171 Units issued and outstanding. From December 31, 2004 to July 31, 2005, 16,508,772 Units, and securities convertible into up to a further 12,594,458 Units, have been issued by Calloway or one of its subsidiaries, either: (i) through the raising of equity financing; (ii) as partial consideration for acquisitions; or (iii) upon the exercise of previously outstanding convertible securities.

As at December 31, 2004, the indebtedness of Calloway, consisting of mortgages payable, capital lease obligations and convertible debentures was $600,525,000. That indebtedness has since increased by approximately $864,815,000 primarily due to various acquisitions completed by Calloway.

RISK FACTORS

Prospective investors in a particular offering of the Trust Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein, the risks described in Calloway's annual information form and management's discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of the Trust Securities.

Development Risks

In addition to the risk factors referenced above, as a result of Calloway's entry into the property development business following the transactions described under "Recent Developments" and further described in the Management Information Circular, Calloway is now also subject to the risks usually attributable to development projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with lease agreements, some of which are conditional.

Unitholder Holding a Significant Number of Units

Further, according to reports filed under applicable Canadian securities legislation, Mitchell Goldhar of Vaughan, Ontario currently beneficially owns or controls a number of the outstanding units of the Trust which, together with the securities he holds which are exchangeable at his option for units of the Trust for no additional consideration and the associated special voting units, represent a 26% voting interest in the Trust. Further, according to the above mentioned reports, Mr. Goldhar currently beneficially owns or controls additional rights to acquire units of the Trust which, if exercised or converted, would result in him increasing his economic and voting interest in the Trust to as much as 43%. If Mr. Goldhar sells substantial amounts of units in the public market, the market price of the units could fall. The perception among the public that these sales will occur could also produce such effect. As a result of his voting interest in the Trust, Mr. Goldhar may be able to exert significant influence over matters that are to be determined by votes of the unitholders of the Trust. The timing and receipt of any takeover or control premium by unitholders could depend on the determination of Mr. Goldhar as to when to sell units. This could delay or prevent a change of control that would be attractive to, and provide liquidity for, unitholders, and could limit the price that investors are willing to pay in the future for units.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Securities will be passed upon on behalf of Calloway by Shea Nerland Calnan. As of September 14, 2005, the partners and associates of Shea Nerland Calnan beneficially owned, directly or indirectly, less than 1% of the outstanding units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan, is a member of the board of Trustees of Calloway.

AUDITORS

Calloway's auditors are Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants of 220, 333 – 11th Avenue SW, Calgary, Alberta T2R 1L9.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

We also consent to the use in the above-mentioned short form prospectus of our compilation report dated September 14, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

Calgary, Alberta September 14, 2005	(signed) *"Kenway Mack Slusarchuk Stewart LLP"* Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our reports to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to The Centres and The Centres II for the years ended December 31, 2003, 2002 and 2001. Our reports are dated March 26, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario September 14, 2005	(signed) *"KPMG LLP"* Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario September 14, 2005	(signed) *"The Sacks Partnership"* Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2005
AND YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

COMPILATION REPORT ON
PRO FORMA FINANCIAL STATEMENTS

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Calloway Real Estate Investment Trust ("Calloway") as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated balance sheet of Calloway as at June 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway as at June 30, 2005 and found them to be in agreement.

   b) Compared the amounts in the columns captioned "Centres V" to the summary of the acquisition of the Centres V table presented in Note 3 in the notes to the unaudited pro forma consolidated financial statements and found them to be in agreement.

      In addition, we recalculated the aggregate of the amounts in the summary of the acquisition of the Centres V table in Note 3 and found them to be arithmetically correct.

   c) Recalculated the aggregate of the amounts in the columns captioned "Calloway" and "Centres V" and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

2. With respect to the unaudited pro forma consolidated statement of income of Calloway for the six months ended June 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway for the six months ended June 30, 2005 and found them to be in agreement.

   b) Compared the amounts in the columns captioned "Centres V" to Schedule 1 to the unaudited pro forma consolidated financial statements and found them to be in agreement.

   c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

   d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 to the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

3. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2004, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway for the year ended December 31, 2004 and found them to be in agreement.

b) Compared the amounts in the column captioned "Phase II Centres" to the audited schedules of combined net operations of the Phase II Centres for year ended December 31, 2004 and found them to be in agreement.

c) Compared the amounts in the column captioned "Centres V" to Schedule I to the unaudited pro forma consolidated financial statements and found them to be in agreement.

d) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", "Phase II Centres" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

e) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

4. With respect to Schedule 1 to the unaudited pro forma consolidated financial statements, for the six months ended June 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the columns captioned "Centres V Phase I", "Centre V Phase II" and "Centres V Phase III" to unaudited schedules of combined net operations of Centres V Phase I, Centre V Phase II and Centres V Phase III for the six months ended June 30, 2005 prepared by Calloway management and found them to be in agreement.

   b) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

5. With respect to Schedule 1 to the unaudited pro forma consolidated financial statements, for the year ended December 31, 2004, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Centres V Phase I" to the audited schedules of combined net operations of Centres V Phase I for the year ended December 31, 2004 and found them to be in agreement.

   b) Compared the amounts in the column captioned "Centres V Phase II" to the audited schedules of combined net operations of Centres V Phase II for the year ended December 31, 2004 and found them to be in agreement.

   c) Compared the amounts in the column captioned "Centres V Phase III" to the audited schedule of combined net operations of Centres V Phase III for the year ended December 31, 2004 and found them to be in agreement.

   d) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

6. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

The officials:

a) described to us the basis for determination of the pro forma adjustments, and

b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

7. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
September 14, 2005

(signed) "Kenway Mack Slusarchuk Steward LLP"
Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2005
(unaudited)
(In thousands of dollars)

	Calloway $	Centres V $ (Note 3)	Pro Forma $
ASSETS			
Real estate assets			
Income properties	1,093,821	1,048,972	2,142,793
Properties under development	44,068	138,078	182,146
Mortgages and loans receivable	43,193	-	43,193
Deferred leasing costs	347	-	347
Assets held for sale	21,191	-	21,191
	1,202,620	1,187,050	2,389,670
Deferred financing costs	5,379	2,317	7,696
Prepaid expenses and deposits	10,420	-	10,420
Accounts receivable	9,299	-	9,299
Cash and cash equivalents	17,210	18,912	36,122
	1,244,928	1,208,279	2,453,207
LIABILITIES			
Mortgages payable	697,068	552,590	1,249,658
Mortgages payable related to assets held for sale	6,691	-	6,691
Capital lease obligations	474	-	474
Convertible debentures	33,517	-	33,517
Unsecured bridge loan	-	175,000	175,000
Accounts payable and accrued liabilities	36,878	-	36,878
	774,628	727,590	1,502,218
UNITHOLDERS' EQUITY	470,300	480,689	950,989
	1,244,928	1,208,279	2,453,207

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Trustees:

signed "Simon Nyilassy"
Trustee

signed "David M. Calnan"
Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Six months Ended June 30, 2005
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Centres V $ (Schedule 1)	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	66,053	50,798	4,206	4(a)(i)	121,057
Interest	2,145	-	-		2,145
	68,198	50,798	4,206		123,202
Expenses					
Property operating costs	21,033	15,936	1,269	4(a)(i)	38,238
Interest - mortgages and other	18,020	-	18,672	4(b)(i)	36,692
Interest - debentures	1,679	-	-		1,679
Amortization of income properties					
- tangible components	10,647	-	11,776	4(c)(i)	22,423
- intangible components	10,831	-	6,967	4(c)(i)	17,798
General and administrative	1,070	-	-		1,070
Amortization of deferred financing costs	333	-	137	4(d)(ii)	470
Amortization of deferred leasing costs	37	3,561	(3,561)	4(d)(i)	37
	63,650	19,497	35,260		118,407
Income from continuing operations	4,548	31,301	(31,054)		4,795
Discontinued operations					
Net income from discontinued operations	509	-	-		509
Gain from sale of real estate assets	13,338	-	-		13,338
	13,847	-	-		13,847
Net income	18,395	31,301	(31,054)		18,642
Net income per unit (Note 5)					
Basic					
Continuing operations	0.128				0.079
Discontinued operations	0.390				0.228
Net income	0.518				0.307
Diluted					
Continuing operations	0.128				0.079
Discontinued operations	0.388				0.228
Net income	0.516				0.307

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase II Centres $	Centres V $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues			(Schedule 1)			
Rentals from income properties	85,593	21,279	92,544	21,684	4(a)(ii)	221,100
Interest	2,355	-	-	-		2,355
	87,948	21,279	92,544	21,684		223,455
Expenses						
Property operating costs	27,071	5,558	29,442	7,016	4(a)(ii)	69,087
Interest - mortgages and other	21,796	-	-	49,576	4(b)(ii)	71,372
Interest – debentures	2,180	-	-	1,267	4(b)(iii)	3,447
Amortization of income properties						
- tangible components	13,643	-	-	30,401	4(c)(ii)	44,044
- intangible components	9,346	-	-	18,189	4(c)(ii)	27,535
General and administrative	1,919	-	-	-		1,919
Amortization of deferred financing costs	481	-	-	466	4(d)(iii)	947
Amortization of deferred leasing costs	121	1,253	7,173	(8,426)	4(d)(i)	121
	76,557	6,811	36,615	98,489		218,472
Income from continuing operations	11,391	14,468	55,929	(76,805)		4,983
Discontinued operations	2,024	-	-	-		2,024
Net income	13,415	14,468	55,929	(76,805)		7,007
Net income per unit (Note 5)						
Basic						
Continuing operations	0.435					0.084
Discontinued operations	0.077					0.034
Net income	0.512					0.118
Diluted						
Continuing operations	0.430					0.084
Discontinued operations	0.076					0.034
Net income	0.506					0.118

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Six months Ended June 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated open-end real estate investment trust governed by the laws of the Province of Alberta, created under a declaration of trust dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005.

These unaudited pro forma consolidated financial statements ("pro forma statements") have been prepared by Calloway management for inclusion in the Base Shelf Short Form Prospectus (the "Prospectus") of Calloway dated September 14, 2005 relating to sale and issue from time to time of units of the trust, subscription receipts and debt securities.

During 2004 and 2005, Calloway completed the following significant acquisitions:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Wal-Mart-FirstPro Realty Partnership (the "Partnership").
- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the Partnership.
- On November 30, 2004, the acquisition of six shopping centres (the "Phase I Centres") from the Partnership.
- On March 10, 2005, the acquisition of 100% undivided interests in three retail properties and 60% undivided interests in five other retail properties (the "Phase II Centres") from Wal-Mart Canada Realty Inc. ("Wal-Mart") and the FirstPro Group of Companies ("FirstPro").
- On July 8, 2005, the acquisition of substantially all of the freehold and leasehold interests in 45 properties described in further detail in Note 3 (the "Centres V") from Wal-Mart, FirstPro and other vendors.

The Centres, The Centres II, Phase I Centres, Phase II Centres and the Centres V are collectively referred to as the "Collective Centres".

These pro forma statements have been prepared from the following financial statements:

- Calloway's unaudited consolidated financial statements for the six months ended June 30, 2005.
- Calloway's audited consolidated financial statements for the year ended December 31, 2004.
- Centres V Phase I ("Centres V-I"), Centres V Phase II ("Centres V-II") and Centres V Phase III ("Centres V-III") unaudited schedules of combined net operations for the six months ended June 30, 2005 which were prepared by Calloway management and are not included or incorporated by reference in the Prospectus.
- Centres V-I, Centres V-II and Centres V-III audited schedules of combined net operations for the year ended December 31, 2004.
- Phase II Centres audited schedules of combined net operations for the year ended December 31, 2004.

The Centres V-I, Centres V-II and Centres V-III net operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been combined on Schedule 1 attached to these pro forma statements and presented in the pro forma consolidated statements of income on a combined basis.

(In thousands of dollars)

The unaudited pro forma consolidated balance sheet gives effect to the acquisitions of the Centres V as if they had occurred on June 30, 2005. The unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004 give effect to the acquisitions of the Centres V as if they had occurred on January 1, 2004. Calloway's June 30, 2005 consolidated financial statements contains the actual operations of the Phase II Centres from the date of acquisition by Calloway in 2005 to June 30, 2005. The pro forma consolidated statement of income for the six months ended June 30, 2005 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for the Phase II Centres for the period from January 1, 2005 to the date of acquisition by Calloway in 2005. Calloway's December 31, 2004 consolidated financial statements contains the actual operations of The Centres, The Centres II and the Phase I Centres from various dates of acquisition by Calloway in 2004 to December 31, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the date of acquisition by Calloway in 2004.

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

2. SIGNIFICANT ACCOUNTING POLICIES

In addition to the policies disclosed below, the accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2004 and Calloway's unaudited consolidated financial statements for the six months ended June 30, 2005. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2004 and June 30, 2005 consolidated financial statements of Calloway.

(a) Basis of consolidation

As further described herein, a limited partnership ("Calloway LP") was formed to facilitate the acquisition of certain of the Centres V, and Calloway is indirectly a general partner as well as a limited partner. These pro forma statements present the accounts and operations of Calloway Real Estate Investment Trust, its wholly owned subsidiary Calloway Financial Inc., and Calloway LP.

Calloway carries out certain activities through co-ownerships and these investments are accounted for using the proportionate consolidation method.

(b) Exchangeable units

As further described in Note 3, limited partnership units of Calloway LP were issued to FirstPro and other vendors that are exchangeable into units of Calloway. Holders of the exchangeable units are entitled to receive distributions of earnings economically equivalent to distributions received by units of Calloway. The units are non-transferable to third parties without first exchanging them for units of Calloway. Accordingly the units are presented, in accordance with the guidance for exchangeable securities issued by subsidiaries of income trusts, as a component of unitholders' equity.

(c) Leases

As further described in Note 3, Calloway leased certain properties from FirstPro. Leases are classified as either capital or operating leases. Leases that transfer substantially all of the

(In thousands of dollars)

benefits and inherent risks of ownership of property to Calloway are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Components of income properties recorded under capital leases are amortized on the same basis as described in the annual financial statements. Rental payments under operating leases are expensed over the period to which they relate.

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

Completed and probable acquisition of the Centres V

Acquisition

On July 7, 2005, the unitholders of Calloway approved the acquisition by Calloway directly or through Calloway LP of the Centres V (consisting of freehold and leasehold interests in thirty-five retail properties and ten parcels of development land) from Wal-Mart, FirstPro and other vendors.

On July 8, 2005, Calloway completed the acquisition of Wal-Mart's 60% freehold interests in eight retail properties and adjacent undeveloped lands with future development potential for $275,477. Calloway acquired FirstPro and other vendors freehold interests in thirty retail properties and adjacent undeveloped lands for $656,941 and four of the ten parcels of development land for $8,965. Calloway also leased interests in three other retail properties, including adjacent undeveloped lands, from FirstPro for a term of 35 years subject to certain early termination events. Calloway prepaid its entire lease obligations under the lease agreements in the amount of $188,647. Land transfer taxes and other transaction costs amounted to $12,092 and the fair value of the right to acquire units related to property under development described below has been estimated at $12,000, resulting in an aggregate cost at closing to Calloway of $1,154,122.

The aggregate purchase price was satisfied as follows:

- By non-interest bearing vendor take-back mortgages for the amount of the purchase price for certain of the undeveloped lands		$33,091
- By assumption of existing mortgages		
– face value	342,863	
– market rate adjustment	22,386	365,249
- By issuance of exchangeable partnership units to FirstPro		250,000
- By cash payment		
– From the net proceeds of new mortgage financing	153,495	
– From the net proceeds of unsecured bridge loan	174,688	
– From the net proceeds of the Private Placement	165,599	493,782
- By granting the right to acquire units related to property under development		12,000
		$1,154,122

(In thousands of dollars)

On July 8, 2005, Calloway acquired four of the ten parcels of development land included in the Centres V. Six parcels of development land were subject to unfulfilled conditions at the time. Subsequently, Calloway has acquired one additional parcel of development land. It is assumed for the purpose of the pro forma statements that Calloway will acquire the remaining six parcels of development land that were not acquired on July 8, 2005 for $32,928. The purchase price will be satisfied from net proceeds obtained from the Private Placement (described below).

In conjunction with the July 8, 2005 acquisition of the Centres V, Calloway took on a portion of FirstPro's leasing and development operations through an offer of positions to FirstPro employees. Calloway's preliminary assessment is that no material allocation of the purchase price will be assigned to assets acquired and liabilities assumed as a result of the acquisition of these operations.

Calloway assumed existing mortgages on certain of the properties in the amount of $342,863 and incurred related mortgage assumption fees in the amount of $1,250. The assumed mortgages have a weighted average interest rate of 6.41% which is in excess of current rates and Calloway received a credit of $22,386 from the vendors as a mark to market adjustment at closing. The mortgage assumption fees will be amortized to deferred financing costs and the market rate adjustment will be amortized against interest expense over the term of the applicable assumed mortgages.

FirstPro and other vendors subscribed for approximately $250,000 of Class B exchangeable units (representing 12,594,458 Class B exchangeable units at $19.85 per unit) of Calloway LP, as partial payment for the Centre V properties acquired by Calloway LP, and 8,500,000 Class C exchangeable units of Calloway LP, representing future potential equity value of the undeveloped lands acquired by Calloway LP.

Holders of the Class B exchangeable units are entitled to cash distributions in amounts equal on a per unit basis to monthly distributions made by Calloway to its unitholders. The Class B exchangeable units carry no voting rights at meetings of Calloway unitholders. Class B exchangeable units are exchangeable on a one for one basis for units of Calloway, at the option of the holder.

Holders of the Class C exchangeable units are only entitled to nominal cash distributions and have no voting rights at meetings of Calloway unitholders. The Class C exchangeable units are exchangeable, on a one for one basis, at the holder's option, into Class B exchangeable units on the completion of certain developments on the undeveloped lands and development land ("Centres V Undeveloped Lands"). The 8,500,000 Class C exchangeable units available for issuance represents FirstPro's right to receive 40% of the estimated proceeds on development of those Centres V Undeveloped Lands acquired by Calloway LP in units priced at $20.10 per unit. Any Class C exchangeable units that remain outstanding 10 years after the closing of this acquisition will be cancelled.

FirstPro also has the right to receive up to 2,500,000 units of Calloway representing 40% of the estimated proceeds on completion of development of those Centres V Undeveloped Lands acquired directly by Calloway in units priced at $20.10 per unit.

Calloway has estimated the fair value of the right to acquire 8,500,000 Class B exchangeable LP units and 2,500,000 units of Calloway upon development of the Centres V Undeveloped Lands described in the two preceding paragraphs to be $12,000.

(In thousands of dollars)

Calloway is authorized to issue an unlimited number of Special Voting units which shall be entitled to one vote per unit at meetings of Calloway unitholders but otherwise shall have no economic value. These units provide voting rights but no equity participation. The number of outstanding Special Voting units will be equivalent to the number of outstanding Class B exchangeable units.

FirstPro and other vendors received 12,594,458 (the total of the Class B exchangeable units of Calloway LP issued) Special Voting units. Calloway will issue additional Special Voting units if Class C exchangeable units are exchanged for Class B exchangeable units, with the total outstanding Special Voting units to equal the outstanding Class B exchangeable units. The number of Special Voting units issued to FirstPro and other vendors may increase due to future developments of Centres V Undeveloped Lands acquired by Calloway LP. In addition, FirstPro has been granted the right, under certain circumstances, to receive additional Special Voting units of Calloway in order to maintain a voting interest at a minimum of 25%. This right will expire at the end of five years unless an additional $800,000 in assets is transferred from FirstPro to Calloway (inclusive of assets which will be acquired by Calloway under existing development agreements) and other conditions are fulfilled, in which case the 25% minimum voting right will extend for an additional five year term.

The Centres V Undeveloped Lands will be developed directly and indirectly by Calloway under the terms of development agreements with FirstPro and Wal-Mart. It is assumed for the purpose of these pro forma statements that these undeveloped lands remain undeveloped and that no material development costs and no earnouts under the terms of these development agreements are incurred during the year ended December 31, 2004 and the six months ended June 30, 2005.

New mortgage financing

Calloway arranged new mortgage financing on four of the retail properties in the amount of $154,250 at a weighted average interest rate of 5.069%. The net proceeds to Calloway of $153,495, after deducting financing fees and other costs related to the new mortgage financing, were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V.

Unsecured bridge loan

Calloway arranged an unsecured bridge loan facility in the amount of $175,000 at average interest rates of 4.25%. The net proceeds to Calloway of $174,688, after deducting financing fees and other costs related to the new unsecured bridge loan, were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V.

Private placement

Pursuant to private placements of subscription receipts (the "Private Placement") Calloway issued 11,336,000 trust units at an issuance price of $19.85 per unit, for net proceeds of $218,689 (after deducting underwriters' fees and issue costs of $6,331). Net proceeds of $165,599 were used by Calloway to partially fund the cash component of the July 8, 2005 acquisition cost of the Centres V. The remaining net proceeds of $53,090 will be used as follows:

(In thousands of dollars)

– Acquisition of remaining six parcels of development land	$32,928
– Working capital	20,162
	$53,090

Summary of the acquisition of the Centres V

A summary of the assets acquired, using the purchase method of accounting based on preliminary allocations, and liabilities assumed or incurred resulting from the completed and probable acquisition of the Centres V is as follows:

Assets		
Income properties		
Tangible assets	$ 871,519	
Intangible assets	177,453	1,048,972
Property under development		138,078
		1,187,050
Deferred financing costs		2,317
Cash		18,912
		1,208,279
Liabilities		
Mortgages payable		
Vendor take-back mortgages	33,091	
Assumed mortgages		
- face value	342,863	
- market rate adjustment	22,386	
New mortgages payable	154,250	552,590
Unsecured bridge loan		175,000
		727,590
Net assets acquired		$480,689

Consideration for the net assets acquired was obtained from the following:

Calloway LP Class B exchangeable units	$250,000
Private Placement of trust units (net of issue costs)	218,689
Right to acquire units related to property under development	12,000
	$480,689

4. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

(i) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for the Phase II Centres for the period from January 1. 2005 to the respective date of acquisition by Calloway in 2005.

(ii) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective date of acquisition by Calloway in 2004.

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the mortgage financing and the unsecured bridge loan financing assumed or put in place on the Phase II Centres and the Centres V. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(ii) Interest expense has been increased to provide for interest on the mortgage financing and the unsecured bridge loan financing assumed or put in place on the Collective Centres. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(iii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of The Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Phase II Centres and the Centres V purchase price.

(ii) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(d) Amortization of deferred expenses

(i) Amortization of deferred leasing costs has been decreased to eliminate the historical amortization of deferred expenses on the Phase II Centres and/or the Centres V.

(ii) Amortization of the deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing and the unsecured bridge loan financing of the Phase II Centres and the Centres V.

(iii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing, the convertible debenture financing and the unsecured bridge loan financing of the Collective Centres.

(In thousands of dollars)

(e) General and administrative

No adjustments have been made to reflect the probable increased general and administrative expenses of Calloway resulting from the increased property portfolio, expenses related to the relocation of the head office and turnover in senior management including bonuses, nor compensation expense associated with establishment of the deferred unit plan for trustees and officers approved by the unitholders July 7, 2005.

5. WEIGHTED AVERAGE NUMBER OF UNITS

The following table presents the weighted average number of units for use in the calculation of pro forma basic and diluted net income per unit:

	June 30, 2005	December 31, 2004
Weighted average number of units	35,540,215	26,190,956
Adjustment for units issued in connection with the acquisition of the Centres V on the basis that the units were issued at the beginning of the period		
Calloway LP Class B exchangeable units	12,594,458	12,594,458
Private Placement of trust units	11,336,000	11,336,000
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, the Phase I Centres and the Phase II Centres on the basis that the units were issued at the beginning of the period	1,182,149	8,971,100
Weighted average number of units for basic net income per unit	60,652,822	59,092,514
Effect of dilutive securities		
Unit option plan & warrants	119,093	296,237
Weighted average number of units for diluted net income per unit	60,771,915	59,388,751

6. INCOME TAXES

Properties purchased from FirstPro and other vendors by Calloway LP were acquired with an income tax base which is $250,000 lower than the assigned acquisition costs. Under the terms of the Calloway LP partnership agreement, any taxable income of Calloway LP will be allocated to all Calloway LP unitholders prorata based on distributions made by Calloway LP.

7. RELATED PARTY TRANSACTIONS

A nominee of FirstPro owned or controlled directly and indirectly approximately 16% of the outstanding units of Calloway prior of the Centres V acquisition and owns approximately 27% of the outstanding units (including Calloway LP exchangeable units) after the Centres V acquisition. An officer of FirstPro was also a member of the Board of Trustees of Calloway prior to the Centres V acquisition. As a result of the Centres V acquisition FirstPro is entitled to nominate three of the nine members of the Board of Trustees. The properties acquired from FirstPro have been recorded at the exchange amount.

A legal firm in which a trustee is a partner was paid legal fees of $693 related to the acquisition and financing of the Centres V. Another trustee was paid a fee of $338 for consulting services for the Private Placement.

In conjunction with the acquisition of the Centres V, Calloway entered into property management agreements with FirstPro to provide for the management of the majority of the Centres V properties. Calloway also entered into certain temporary head leases with FirstPro relating to specific tenants who have entered into lease agreements, but whose space is not yet available for occupancy.

8. COMMITMENTS

Calloway, directly and indirectly, entered into development agreements with FirstPro for the development of the Centres V Undeveloped Lands. The estimated commitments payable by Calloway under the agreements are $233,000.

CALLOWAY REAL ESTATE INVESTMENT TRUST
SCHEDULE 1 TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Six months Ended June 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

CENTRES V COMBINED SCHEDULES OF NET OPERATIONS

Six months Ended June 30, 2005

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 17,996	$ 5,458	$ 27,344	$ 50,798
Expenses				
Property operating costs	5,575	1,551	8,810	15,936
Amortization of deferred expenses	761	330	2,470	3,561
	6,336	1,881	11,280	19,497
Net operations	$ 11,660	$ 3,577	$ 16,064	$ 31,301

Year Ended December 31, 2004

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 32,697	$ 8,675	$ 51,172	$ 92,544
Expenses				
Property operating costs	10,994	2,366	16,082	29,442
Amortization of deferred expenses	1,461	592	5,120	7,173
	12,455	2,958	21,202	36,615
Net operations	$ 20,242	$ 5,717	$ 29,970	$ 55,929

CERTIFICATE

Dated: September 14, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

(signed) "Simon Nyilassy"
President, Chief Executive Officer
and Trustee

(signed) "Mark A. Suchan"
Chief Financial Officer

On behalf of the Trustees

(signed) "David M. Calnan"
Trustee

(signed) "Al Mawani"
Trustee

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated September 14, 2005

This prospectus supplement together with the short form base shelf prospectus to which it relates dated September 14, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

New Issue — September 15, 2005


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$200,000,000

4.51% Series A Debentures Due September 22, 2010

(Senior Unsecured)

Interest on the 4.51% Series A Debentures (the "**Debentures**") of Calloway Real Estate Investment Trust ("**Calloway**") will be payable semi-annually in arrears on September 22 and March 22 in each year commencing March 22, 2006. The Debentures will mature on September 22, 2010. Please see "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to the Public (1)	Agents' Fee(2)	Net Proceeds to Calloway(3)(4)
Per $1,000 principal amount of Debenture	$999.78	$3.50	$996.28
Total	$199,956,000	$700,000	$199,256,000

(1) The Debentures have been priced to yield 4.515% if held to maturity.
(2) Consists of an Agents' fee of $700,000.
(3) Plus accrued interest, if any, from September 22, 2005 to the date of delivery.
(4) Before deducting the expenses of the offering, not including the Agents' Fee, estimated to be approximately $370,000.

Under an agency agreement (the "**Agency Agreement**") dated September 15, 2005 between RBC Dominion Securities Inc. and Scotia Capital Inc. (the "Agents") and Calloway, Calloway has appointed the Agents as its agents to offer for sale on a best efforts basis, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Agency Agreement, up to $200,000,000 principal amount of Debentures at a price equal to $999.78 per $1,000 principal amount of Debenture, plus accrued interest (if any) from September 22, 2005 to the date of delivery, payable in cash to Calloway against delivery of such principal amount of Debentures. See "Plan of Distribution".

Scotia Capital Inc. is a subsidiary of a Canadian chartered bank (the "Bank"). The Bank is a lender to Calloway. The net proceeds of the offering will be used to repay a portion of the indebtedness of Calloway owed to the Bank. Consequently, Calloway may be considered to be a connected issuer of Scotia Capital Inc.

under applicable Canadian securities legislation. See "Relationship Between Calloway and Certain of the Agents".

The Agents conditionally offer the Debentures on a best efforts basis, subject to prior sale, if, as and when issued by Calloway and accepted by the Agents in accordance with the conditions of the agency agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Calloway by Shea Nerland Calnan and on behalf of the Agents by McCarthy Tétrault LLP.

Calloway has been advised by the Agents that, in connection with this offering, the Agents may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on September 22, 2005 or on such other date as Calloway and the Agents may agree but not later than October 7, 2005 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of Calloway dated September 14, 2005 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 5th Avenue SW, Calgary, AB T2P 3P1 (Telephone (403)266-6442). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the issuer at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

In the Short Form Prospectus, including the documents incorporated by reference therein, there are references to "Distributable Income". See the amended definition of "Distributable Income" on page 51 of the Management Information Circular of Calloway dated June 9, 2005.

Distributable Income is a measure sometimes used by Canadian income trusts as an indicator of financial performance. Management uses Distributable Income to analyze operating performance including its ability to earn and distribute cash returns to unitholders. As one of the factors that may be considered relevant by prospective investors in units of Calloway is the cash distributed by Calloway relative to the price of the units, management believes that Distributable Income of Calloway is a useful supplemental measure that may assist prospective investors in assessing an investment in units.

Distributable Income is not a measure recognized by generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, Calloway's method of calculating Distributable Income may differ from other issuer's methods and may not be comparable to similar measures presented by other issuers. Distributable Income is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The GAAP measure most directly comparable to Distributable Income is net earnings (to which reconciliation is provided in Calloway's management discussion and analysis).

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements, general investment provisions and restrictions of the statutes referred below (and where applicable, regulations or guidelines thereunder) and additional requirements relating to investment or lending policies or goals, the purchase of the Debentures offered hereunder would not, if the date hereof was the date of the closing of this offering, be precluded as investments under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Trustee Act (Ontario)
Insurance Act (Alberta)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Insurance Act (Ontario)

In the opinion of Shea Nerland Calnan, counsel to Calloway, and McCarthy Tétrault LLP, counsel to the Agents, provided that Calloway is a mutual fund trust under the *Income Tax Act* (Canada) (the "**Tax Act**") on the date of this prospectus supplement, the Debentures, if issued on the date of this prospectus supplement, will not be a prohibited investment for a registered pension plan under the Tax Act other than a plan for which Calloway, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with Calloway, is the employer. As long as Calloway is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "**Regulations**") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "**Plans**"), other than a deferred profit sharing plan for which Calloway, or a corporation with which Calloway does not deal at arm's length, is the employer.

The foreign property restrictions in the Tax Act were eliminated effective January 1, 2005 pursuant to Bill C-43, which received Royal Assent in June 2005.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper would be released shortly after the 2005 Federal

Budget and that the Department of Finance would continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. On September 8, 2005 the Minister of Finance released a consultation paper, seeking comments from interested persons. Calloway has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, Calloway will not constitute a "business income trust" and Debentures will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CREDIT RATINGS

Dominion Bond Rating Service Limited ("**DBRS**") provides credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). DBRS has provided Calloway with a credit rating of BBB with a stable trend relating to all general unsecured obligations of Calloway and a provisional rating of BBB with a stable trend on the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by DBRS. The credit ratings accorded to Calloway's debt securities are not recommendations to purchase, hold or sell such debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

DBRS also provides stability ratings for real estate investment trusts ("**REITs**") and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). Calloway has a DBRS stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

INTEREST AND EARNINGS COVERAGES

Earnings Coverage Ratios

After giving pro forma effect to the significant acquisitions as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004 included in the Short Form Prospectus which include the issuances of long-term debt and changes in indebtedness not reflected in the unaudited interim comparative consolidated financial statements of Calloway for the six month period ended June 30, 2005 or the audited annual comparative consolidated financial statements of Calloway as at and for the year ended December 31, 2004, and after giving effect to this offering and assuming the retirement of the unsecured bridge loan referred to in the aforementioned unaudited pro forma consolidated financial statements and the retirement of other indebtedness (see "Use of Proceeds"), Calloway's interest requirements for the twelve months ended December 31, 2004 and for the twelve months ended June 30, 2005, after giving effect to the pro forma transactions referred to above, would have been $77,986,000 and $78,573,000, respectively, and its net income (before deducting interest expense and income taxes) for such periods would have been $83,704,000 and $99,248,000, respectively, which is 1.07 and 1.26 times Calloway's interest requirements for such periods, respectively.

The following table sets out the earnings coverage ratios discussed above.

	For the 12 months ended June 30, 2005 [1] (Pro forma)	For the 12 months ended December 31, 2004 [1] (Pro forma)
Interest Expense ($)	77,414,000	77,008,000
Capitalized Interest ($)	1,159,000	978,000
Denominator for Earnings Coverage Ratio ($)	**78,573,000**	**77,986,000**
Net Income ($)	21,834,000	6,696,000
Income Taxes ($) [2]	-	-
Interest Expense ($)	77,414,000	77,008,000
Numerator for Earnings Coverage Ratio ($)	**99,248,000**	**83,704,000**
Earnings Coverage Ratio	**1.26**	**1.07**

Notes:

(1) Pro forma numbers give effect to the significant acquisitions and related debt all as set out in the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2005 and for the year ended December 31, 2004. The significant acquisitions include properties for which certain tenant premises were under construction during the pro forma periods. As a result, the pro forma Net Income includes rents from such tenants only from the dates that the premises were occupied by the tenants and does not represent the total annual rent payable by such tenants. Interest Expense is determined, however, on the basis that the full amount of the debt incurred to acquire the completed properties was outstanding for the entire pro forma periods.

(2) Calloway is taxed as a mutual fund trust for income tax purposes. Calloway intends to distribute all taxable income directly earned by Calloway directly to unitholders and to deduct such distributions for income tax purposes.

Interest Coverage Ratios

The Trust Indenture (as defined under "Details of the Offering") will contain an interest coverage covenant that will require Calloway to maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1. The calculation of such ratio will be based on the defined terms of Consolidated EBITDA and Consolidated Interest Expense to be contained in the Trust Indenture. See "Details of the Offering – Definitions" and "Details of the Offering – Certain Covenants re Debentures – Consolidated EBITDA to Consolidated Interest Expense Ratio". This ratio is different than the Earnings Coverage Ratios set forth above which have been prepared in accordance with applicable Canadian securities law disclosure requirements. Such securities law disclosure requires the calculation to be based upon earnings and, as described in Note 1 above under "Earnings Coverage Ratios", gives only partial credit to acquired properties that do not have a full 12 months of trailing income but includes a full 12 months of interest expense. The interest coverage ratio calculated in accordance with the terms of the Trust Indenture for the period ended June 30, 2005, after giving effect to the offering of the Debentures and giving pro forma effect to acquisitions, debt incurred, debt retired, and the associated annual income therefrom since the beginning of the calculation period, is 2.18.

DETAILS OF THE OFFERING

*The Debentures will be issued under a trust indenture (the "**Trust Indenture**") to be dated as of the closing date of the offering and entered into between Calloway and Computershare Trust Company of Canada (the "**Indenture Trustee**"). The Trust Indenture will authorize Calloway to issue an unlimited aggregate principal amount of Debt Securities (as defined below) in one or more series. Each such issue, other than the Debentures, will be made by way of a supplemental indenture which will set out the terms of the relevant series of Debt Securities. The terms of the Debentures will be set out in the Trust Indenture. The following is a summary of the material terms of the Debentures which does not purport to be complete. For full particulars of such terms, reference should be made to the Trust Indenture.*

Definitions

For the purpose of the following discussion of certain provisions of the Trust Indenture, the following terms have the meanings set out below:

"**Adjusted Unitholders' Equity**" of Calloway, at any time, means the aggregate of the amount of unitholders' equity of Calloway and the amount of accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets and liabilities recorded on the acquisition of income

properties, recorded in the books and records of Calloway at such time, calculated in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of Calloway, at any time, means the total book value of the assets of Calloway, excluding goodwill, determined on a consolidated basis, plus accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets but less than fair value of intangible liabilities and the associated accumulated amortization recorded on the acquisition of income properties, recorded in the books and records of Calloway at such time, determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly or in concert, of units of Calloway (and/or securities convertible into units of Calloway) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of Calloway.

"**Consolidated EBITDA**" of Calloway for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense, excluding interest that has been capitalized on projects that are under development or held for future development, for such period, (ii) income tax expense of Calloway for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) amortization of the fair value of intangible assets and liabilities for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (v) amortization of deferred expenses of Calloway for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (vi) other non-cash items changing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of Calloway as at such date determined, except as otherwise expressly provided in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of Calloway for any period means the aggregate amount of interest expense of Calloway in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by Calloway during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of Calloway in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of Calloway for any period means the net income (loss) of Calloway for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of Calloway, other than the sale or disposition of income properties specifically acquired and held for resale, (ii) any extraordinary gains and losses of Calloway, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other nonrecurring items.

"**Debt Securities**" means unsecured debt securities of Calloway issued from time to time pursuant to the Trust Indenture;

"**Extraordinary Resolution**" means, for any series of Debt Securities, instruments in writing signed by the holders of not less than 66 2/3% (or 75% in certain events as described under "Modification and Waiver") of the aggregate outstanding principal amount of such series of Debt Securities or a resolution passed as an Extraordinary Resolution by the affirmative vote of the holders of not less than 66 2/3% (or 75% in certain events as described under "Modification and Waiver") of the aggregate outstanding principal amount of such series of Debt Securities represented and voting at a meeting of holders of such series of Debt Securities duly convened and held in accordance with the Trust Indenture, all upon compliance with the procedures specified in the Trust Indenture.

"**generally accepted accounting principles**" means generally accepted accounting principles in effect in Canada as of the date of the Trust Indenture.

"**Indebtedness**" of any person means (without duplication), on a consolidated basis, (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person, and (v) any obligations of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude (i) trade accounts payable, (ii) distributions payable to unitholders of Calloway, (iii) accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith, (iv) indebtedness with respect to the unpaid balance of installment receipts, where such indebtedness has a term not in excess of 12 months, (v) intangible liabilities and (vi) deferred revenues, all of which will be deemed not to be Indebtedness for the purposes of this definition.

"**Material Subsidiary**" means, at any date, any Subsidiary the book value of the assets of which exceed (on a stand alone basis) 5% of the Adjusted Unitholders' Equity calculated as at such date.

"**Non-Recourse Indebtedness**" means any Indebtedness of a Subsidiary of Calloway which is a single purpose company or whose principal assets and business are constituted by a particular project and pursuant to the terms of which Indebtedness payment is to be made from the revenues arising out of such project with recourse for such payment being available only to the revenues or the assets of such single purpose company or the project.

"**Subsidiary**" of any Person has the meaning attributed to it in the Ontario Securities Commission Rule 45-501 as in effect on the date hereof.

General

The Debentures will be issued in $1,000 denominations limited to $250,000,000 aggregate principal amount, will be dated September 22, 2005, will bear interest at the rate of 4.51% per annum, payable in semi-annual instalments on September 22 and March 22 in each year, with the first payment of interest due on March 22, 2006 and will mature on September 22, 2010.

Rank

The Debentures will be direct senior unsecured obligations of Calloway and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of Calloway except for sinking fund provisions (if any) applicable to different series of Debt Securities or other obligations of Calloway, except to the extent prescribed by law.

Guarantee

The Debentures will be guaranteed by the wholly-owned Material Subsidiaries of Calloway and certain of the wholly-owned corporate Subsidiaries. All such current and future Material Subsidiaries will provide a guarantee

of the Debentures. In the case of default by Calloway, the Indenture Trustee will, subject to the Trust Indenture, seek redress from such Subsidiaries for the guaranteed obligations. These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain Calloway assets being held in various Subsidiaries. A guarantor may be released from its guarantee in certain circumstances where it no longer remains a majority-owned Subsidiary of Calloway. See "Risk Factors – Structural Subordination of Debentures".

Redemption by Calloway

At its option, Calloway may redeem the Debentures, in whole or in part, at any time and from time to time, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. Calloway will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a *pro rata* basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Trust Indenture substantially as follows:

"Canada Yield Price" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the date on which Calloway gives notice of redemption of the Debentures pursuant to the Trust Indenture plus 0.26%.

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Debentures, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by Calloway.

Purchase of Debt Securities

Calloway may at any time and from time to time purchase the Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debt Securities that are so purchased will be cancelled and will not be reissued or resold.

Certain Trust Indenture Covenants

The Trust Indenture will contain covenants substantially to the following effect in favour of holders of the Debt Securities (including the Debentures).

Maintenance of Properties

Calloway will maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries. Calloway will make or cause to be made all necessary repairs and renewals to and replacements and improvements of these properties as in its judgment may be necessary to carry on its business properly and prudently. Notwithstanding the foregoing, Calloway and its Subsidiaries will not be prohibited from selling or transferring their properties in the ordinary course of business.

Insurance

Calloway will maintain and will cause its Subsidiaries to maintain such property and liability insurance as would be maintained by a prudent owner.

Restrictions on Consolidations and Mergers

Calloway may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

i) the entity formed by such consolidation or amalgamation or into which Calloway is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of Calloway substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental indenture all the obligations of Calloway under the Trust Indenture, any supplemental indenture and the Debt Securities and such transaction to the satisfaction of the Indenture Trustee and in the opinion of counsel will be on such terms to preserve and not impair any of the rights and powers of the Indenture Trustee and the holders of Debt Securities;

ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Certain Covenants re Debentures

The Trust Indenture will contain covenants substantially to the following effect in favour of the holders of the Debentures.

Consolidated EBITDA to Consolidated Interest Expense Ratio

Calloway will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

Calloway will not incur or assume, or permit any Subsidiary to incur or assume, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 65%.

The Trust Indenture will provide that the Indebtedness Percentage will be calculated on a *pro forma* basis as at the date of Calloway's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred or assumed and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Equity Maintenance

Calloway will maintain an Adjusted Unitholders' Equity of at least $500 million.

Events of Default

The Trust Indenture will provide that each of the following events will constitute an event of default (each, an "**Event of Default**") in respect of each series of Debt Securities (including the Debentures):

a) default in payment of principal when due;

b) default in payment of any interest when due where such default continues for a period of three business days after the relevant interest payment date;

c) a breach of or default in the performance of any other covenant of Calloway under the Trust Indenture, the Debt Securities or a supplemental indenture in connection with that series of Debt Securities where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to Calloway specifying the nature of such breach or default, and requiring that it be remedied unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period, and in such event within the period agreed to by the Indenture Trustee;

d) certain events of bankruptcy, insolvency, winding up or dissolution related to Calloway or a Material Subsidiary as set out in the Trust Indenture;

e) the rendering of a final judgment or judgments (not subject to appeal) against Calloway or any Material Subsidiary in an aggregate amount in excess of $25 million by a court or courts of competent jurisdiction, which remains or remain undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; and

f) default by Calloway or any Material Subsidiary under the terms of any Indebtedness (other than any Non-Recourse Indebtedness) where that default results in the acceleration of that Indebtedness (after expiration of any applicable grace period) unless such acceleration is waived or rescinded; provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million.

Subject to the provisions of the Trust Indenture relating to the duties of the Indenture Trustee, in case an Event of Default applicable to a series of Debt Securities occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the Trust Indenture at the request or direction of any of the holders of Debt Securities of such series, unless such holders have offered to indemnify the Indenture Trustee to its reasonable satisfaction.

If an Event of Default (other than an Event of Default described in paragraph (d) above) occurs and is continuing with respect to a particular series of Debt Securities, either the Indenture Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series may accelerate the maturity of all Debt Securities of such series; provided that, notwithstanding any other provisions of the Trust Indenture, any supplemental indenture or any Debt Securities, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may rescind and annul such acceleration in certain circumstances described in the Trust Indenture. See "Modification and Waiver". If an Event of Default specified in paragraph (d) above occurs, the outstanding Debt Securities will become immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any holder of Debt Securities. If the maturity of the Debt Securities of a series has been accelerated, legal action against Calloway may be authorized by an Extraordinary Resolution of the holders of the Debt Securities of such series.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the closing date of the offering, Calloway will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from Calloway or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution

of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) Calloway determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and Calloway is unable to locate a qualified successor, (ii) Calloway at its option elects, or is required by law, to terminate the book-entry system through CDS or such book-entry system ceases to exist or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of Calloway. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Trust Indenture and the Debentures.

Calloway expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. Calloway also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of Calloway and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the holders of Debentures may require Calloway to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

Defeasance

The Trust Indenture contains provisions requiring the Indenture Trustee to release Calloway from its obligations under the Trust Indenture and any supplemental indenture relating to a particular series of Debt Securities (including the Debentures) provided that, among other things, Calloway satisfies the Indenture Trustee that it has deposited funds or made due provision for the payment of (i) the expenses of the Indenture Trustee and (ii) all principal, premium (if any), interest and other amounts due or to become due in respect of such series of Debt Securities.

Modification and Waiver

The rights of the holders of Debt Securities issued under the Trust Indenture and any supplemental indenture may be modified if authorized by Extraordinary Resolution. If the proposed modification affects the rights of the holders of a separate series of Debt Securities rather than all of the Debt Securities, the approval of a like proportion of the holders of such separate series of Debt Securities outstanding will be required.

The approval threshold for an Extraordinary Resolution will generally be 66 2/3% but will be 75% for the following: (a) to change the stated maturity of the principal or redemption price of or any premium or installment of interest on, any Debt Securities of such series, (b) to reduce the principal amount of, or interest or premium (if any) on, any Debt Securities of such series, (c) to change the place or currency of payment of the principal of, premium (if any) on redemption price of or interest on, any Debt Securities of such series or (d) to amend the percentage of Debt Securities of such series necessary to approve an Extraordinary Resolution. See the definition of "Extraordinary Resolution" under "Definitions".

Subject to certain rights of the Indenture Trustee as provided in the Trust Indenture, the holders of a majority of the outstanding principal amount of the Debt Securities of a series (including the Debentures), on behalf of all holders of Debt Securities of such series, may waive certain Events of Default under the Trust Indenture with respect to such series of Debt Securities.

Financial Information

Calloway has covenanted in the Trust Indenture to deliver to the Indenture Trustee its audited annual financial statements and unaudited interim financial statements at such time as such statements are delivered to Canadian securities regulators.

PLAN OF DISTRIBUTION

Under an agency agreement (the "**Agency Agreement**") dated September 15, 2005 between the Agents and Calloway, Calloway has appointed the Agents as its agents to offer for sale on a best efforts basis on September 22, 2005 or such other date as may be agreed upon, but not later than October 7, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Agency Agreement, up to $200,000,000 principal amount of Debentures at a price equal to $999.78 per $1,000 principal amount of Debenture, plus accrued interest (if any) from September 22, 2005 to the date of delivery, payable in cash to Calloway against delivery of such principal amount of Debentures. The Agency Agreement provides that Calloway will pay the Agents a fee equal to 0.35% of the gross proceeds from the sale of the Debentures on account of agency services rendered in connection with this offering. The obligations of the Agents under the Agency Agreement may be terminated at their discretion upon the occurrence of certain stated events.

Calloway has been advised by the Agents that, in connection with this offering, the Agents may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RELATIONSHIP BETWEEN CALLOWAY AND CERTAIN OF THE AGENTS

Scotia Capital Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**"), which is a lender to Calloway. As of September 1, 2005, Calloway was indebted to the Bank in an aggregate amount of

approximately $147.424 million, of which debt $4.424 million is secured by specific properties. The net proceeds of the offering will be used to repay a portion of the indebtedness of Calloway owed to the Bank. Consequently, Calloway may be considered a connected issuer of Scotia Capital Inc. for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, Calloway is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Bank was incurred, there has not been a material adverse change in the financial position of Calloway and the value of the collateral granted as security for the indebtedness. Scotia Capital Inc. has advised that the decision to act as agent for the offering was made independently of the Bank and the Bank had no influence as to the determination of the terms of the distribution. Scotia Capital Inc. will not receive any benefit in connection with this offering other than its proportionate share of the Agents' fee payable by Calloway.

USE OF PROCEEDS

The estimated net proceeds to Calloway from this offering, after deducting the Agents' fees of $700,000 and the estimated expenses of the issue estimated to be approximately $370,000, will be approximately $198,886,000. The net proceeds of the offering will be used by Calloway to repay a portion of the indebtedness of Calloway owed to the Bank and to repay other indebtedness outstanding from time to time and for general trust purposes. See "Relationship Between Calloway and Certain of the Agents".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Shea Nerland Calnan, counsel to Calloway, and McCarthy Tétrault LLP, counsel to the Agents, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals at arm's length and is not affiliated with Calloway. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this prospectus supplement, a certificate of Calloway with respect to certain factual matters, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding the Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains. A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper would be released shortly after the 2005 Federal

Budget and that the Department of Finance would continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. On September 8, 2005, the Minister of Finance released a consultation paper, seeking comments from interested parties.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act or the Canada Pension Plan Investment Board (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. Calloway has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, Calloway will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that Calloway will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the offering. In addition to the risks described herein, reference is made to the risks described in the Short Form Prospectus including Calloway's annual information form and management's discussion and analysis which are incorporated therein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which Calloway can access the debenture market.

Structural Subordination of Debentures

Liabilities of a parent entity with assets held by various Subsidiaries may result in the structural subordination of the lenders of the parent entity. The parent entity is entitled only to the residual equity of its Subsidiaries after all debt obligations of its Subsidiaries are discharged. In the event of a bankruptcy, liquidation or reorganization of Calloway, holders of indebtedness of Calloway (including holders of Debentures) may become subordinate to lenders to the Subsidiaries of Calloway.

Wholly-owned Material Subsidiaries and certain wholly-owned corporate Subsidiaries of Calloway will provide a form of guarantee pursuant to which the Indenture Trustee will, subject to the Trust Indenture, be entitled to seek redress from such wholly-owned Subsidiaries for the guaranteed indebtedness. These guarantees are intended to eliminate structural subordination which arises as a consequence of certain Calloway assets being held in various Subsidiaries. Although all wholly-owned Material Subsidiaries will provide a guarantee, not all Subsidiaries of Calloway will provide such a guarantee. In addition, there can be no assurance that the Indenture Trustee will, or will be able to, effectively enforce the guarantee. See "Details of the Offering – Guarantee".

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that Calloway will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Calloway and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Debt Financing

As at July 31, 2005, Calloway had outstanding indebtedness of approximately $1,441 million, of which approximately $440 million is principal payments and debt maturing prior to January 1, 2010. As at July 31, 2005 and assuming that the net proceeds of the offering will be used by Calloway to repay a portion of the indebtedness of Calloway owed to the affiliated bank of Scotia Capital Inc. and to repay other indebtedness, Calloway will have outstanding indebtedness of approximately $1,461 million, of which approximately $260 million is principal payments and debt maturing prior to January 1, 2010. In addition, approximately 8.2% of Calloway's indebtedness, as a percentage of Gross Book Value (as defined in the declaration of trust of Calloway), is variable rate debt as at July 31, 2005 (1.0% as at July 31, 2005 assuming that the net proceeds of the offering will be used by Calloway to repay a portion of the indebtedness of Calloway owed to the affiliated bank of Scotia Capital Inc. and to repay other indebtedness).

The ability of Calloway to make cash distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing its indebtedness. The degree to which Calloway is leveraged could have important consequences to the holders of the Debentures, including: that Calloway's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; that a significant portion of Calloway's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations and distributions; that certain of Calloway's borrowings may be at variable rates of interest, which exposes it to the risk of increased interest rates; and that Calloway may be vulnerable to economic downturns including Calloway's ability to retain and attract tenants. Also, there can be no assurance that Calloway will continue to generate sufficient cash flow from operations to meet required interest and principal payments. Further, Calloway is subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such financing may not be as favourable as the terms of its existing indebtedness. These factors may adversely affect Calloway's cash distributions.

Calloway's various credit facilities provide first charge security interests on most of the properties in its portfolio of income producing properties, to the various lenders. These credit facilities contain numerous terms and covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of Calloway to create liens or other encumbrances, to pay distributions on its Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facilities contain a number of financial covenants that require Calloway to meet certain financial ratios and financial condition tests. For example, certain of Calloway's loans require specific loan to value and debt service coverage ratios which must be maintained by Calloway. A failure to comply with the obligations in the credit facilities could result in a default which, if not

cured or waived, could result in a reduction or termination of distributions by Calloway and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities were to be accelerated, there can be no assurance that the assets of Calloway would be sufficient to repay in full that indebtedness.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Debentures will be Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of Calloway by Shea Nerland Calnan and on behalf of the Agents by McCarthy Tétrault LLP.

As of the date hereof, the partners and associates of Shea Nerland Calnan, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan, is a member of the board of trustees of Calloway.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated September 15, 2005 relating to the issuance and sale of senior unsecured debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned base shelf short form prospectus of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

We also consent to the use in the above-mentioned base shelf short form prospectus of our compilation report dated September 14, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

Calgary, Alberta September 15, 2005	(signed) *"Kenway Mack Slusarchuk Stewart LLP"* Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated September 15, 2005 relating to the issuance and sale of senior unsecured debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our reports to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to The Centres and The Centres II for the years ended December 31, 2003, 2002 and 2001. Our reports are dated March 26, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of

combined net operations relating to the Phase *II Centres* for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario September 15, 2005	(signed) *"KPMG LLP"* Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated September 15, 2005 relating to the issuance and sale of senior unsecured debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario September 15, 2005	(signed) *"The Sacks Partnership"* Chartered Accountants

AGENTS' CERTIFICATE

Dated: September 15, 2005

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) *"David M. Dulberg"*

SCOTIA CAPITAL INC.

(Signed) *"D. Gregory Lawrence"*

SHEA NERLAND CALNAN

BARRISTERS AND SOLICITORS

1900, 715 - 5th Avenue S.W.
Calgary, Alberta T2P 2X6

Telephone (403) 299-9600
Facsimile (403) 299-9601

File No.: 20-15203
Via SEDAR

DAVID M. CALNAN
Direct Line: (403) 299-9606
Assistant: Laura Mayer
Direct Line: (403) 299-9609

September 15, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

ATTENTION: PROSPECTUS FILINGS

Dear Sirs:

RE: PROSPECTUS SUPPLEMENT DATED SEPTEMBER 15, 2005 OF CALLOWAY REAL ESTATE INVESTMENT TRUST (THE "ISSUER")

We refer to the base shelf short form prospectus of the Issuer dated September 14, 2005 (the "Prospectus") and the prospectus supplement of the Issuer dated September 15, 2005 (the "Supplement") relating to the distribution of securities of the Issuer.

We hereby consent to the use of our firm name on the face page of each of the Prospectus and the Supplement and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Supplement and to the reference to our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Further, we confirm that we have read the Prospectus and the Supplement and have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Alberta)) in the information contained in the Prospectus and the Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions and similar regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or the Supplement or any other similar document and is not to be relied upon for any other purpose and is provided to such securities commissions and similar regulatory authorities pursuant to the requirements of applicable securities legislation.

We trust the above and the enclosed are satisfactory. We look forward to receiving your comments with respect to this matter.

Sincerely,

SHEA NERLAND CALNAN

(signed) "David M. Calnan"

JB:jw
Enclosures

September 15, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Calloway Real Estate Investment Trust (the "Trust")
Prospectus Supplement to the (Final) Base Shelf Short Form Prospectus dated September 14, 2005**

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement to the (final) base shelf short form prospectus dated September 14, 2005 (the "Prospectus") relating to the offering of debentures of the Trust.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"McCarthy Tétrault LLP"

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated September 14, 2005

This prospectus supplement together with the short form base shelf prospectus to which it relates dated September 14, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons.

New Issue — November 28, 2005


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$100,016,000

4,256,000 Units

This offering (the "**Offering**") consists of 4,256,000 units ("**Units**") in Calloway Real Estate Investment Trust ("**Calloway**" or the "**Trust**") at a price of $23.50 per Unit (the "**Offering Price**") pursuant to an underwriting agreement dated November 28, 2005 (the "**Underwriting Agreement**") between Calloway and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"). The Offering Price was determined by negotiation between Calloway and the Underwriters. The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "CWT.UN". Calloway has obtained conditional approval to list the additional Units to be distributed under this prospectus supplement, together with the short form base shelf prospectus of Calloway dated September 14, 2005 (the "**Short Form Prospectus**"), on the TSX. Listing is subject to Calloway fulfilling the requirements of the TSX as set out in their conditional approval. The closing price of the Units on the TSX on November 23, 2005, the last trading day prior to the announcement of the Offering, was $24.00. Calloway is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta, pursuant to a declaration of trust that was most recently amended and restated as of July 7, 2005 (the "**Declaration of Trust**"). Calloway was created to invest in income-producing rental properties located in Canada.

Price: $23.50 per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust [(1)]
Per Unit	$23.50	$0.94	$22.56
Total	$100,016,000	$4,000,640	$96,015,360

Note:

(1) Before deducting expenses of the Offering, estimated to be $350,000 that, together with the Underwriters' fee, will be paid from the proceeds of the Offering.

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is

based on many performance assumptions. Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its property portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the section entitled "Risk Factors" which describes Calloway's assessment of those risk factors as well as the potential consequences to a Unitholder if a risk should occur. Calloway has obtained a DBRS stability rating of STA-3 (high).

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Trust qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "Tax Act") and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of the Act or any other legislation. The Units offered hereby will be eligible for investment under certain statutes as set out under "Eligibility for Investment".

In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

In connection with this Offering, the Trust may be considered a "connected issuer" of CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., and HSBC Securities (Canada) Inc. under applicable laws. Each of CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "**Affiliated Banks**"), which Affiliated Banks are lenders to the Trust. See "Relationship Between Calloway and Certain of the Underwriters".

The Underwriters, as principal, conditionally offer the Units, subject to prior sale, if, as and when issued, sold and delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Shea Nerland Calnan and on behalf of the Underwriters by McCarthy Tétrault LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Units will be available for delivery at closing which is expected to occur on or about December 6, 2005, or such later date as the Trust and the Underwriters may agree, but in any event no later than December 20, 2005.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Short Form Prospectus solely for the purpose of offering the Units. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof. In addition, the following documents, filed by Calloway with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) Calloway's material change report dated September 15, 2005 regarding its $200 million Series A Senior Unsecured Debentures;
(b) Calloway's material change report dated September 22, 2005 regarding the closing of its $200 million Series A Senior Unsecured Debentures;
(c) Calloway's unaudited comparative financial statements and the notes thereto for the three and nine months ended September 30, 2005, including the Management's Discussion and Analysis relating thereto; and
(d) Calloway's material change report dated November 25, 2005 regarding the Offering.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Units will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at 310, 855 – 8th Avenue SW, Calgary, AB T2P 3P1 (Telephone (403)266-6442). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the

permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the issuer at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

In the Short Form Prospectus, including the documents incorporated by reference therein, there are references to "**Distributable Income**". See the amended definition of "Distributable Income" on page 9 of the Management's Discussion and Analysis of Calloway dated November 8, 2005 for the three and nine months ended September 30, 2005.

Distributable Income is a measure sometimes used by Canadian income trusts as an indicator of financial performance. Management uses Distributable Income to analyze operating performance including its ability to earn and distribute cash returns to unitholders. As one of the factors that may be considered relevant by prospective investors in units of Calloway is the cash distributed by Calloway relative to the price of the units, management believes that Distributable Income of Calloway is a useful supplemental measure that may assist prospective investors in assessing an investment in units.

Distributable Income is not a measure recognized by generally accepted accounting principles in Canada ("**GAAP**") and does not have a standardized meaning prescribed by GAAP. Therefore, Calloway's method of calculating Distributable Income may differ from other issuer's methods and may not be comparable to similar measures presented by other issuers. Distributable Income is not intended to represent operating profits for the period nor should it be viewed as an alternative to net income, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The GAAP measure most directly comparable to Distributable Income is net earnings (to which reconciliation is provided in Calloway's Management's Discussion and Analysis).

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the prudent investor standards and the general provisions and restrictions of the following statutes (and the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the purchase of the Units offered hereunder would not, if the date hereof was the date of the closing of the Offering, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)
The Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
The Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
An Act respecting insurance (Québec) (for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
An Act respecting trust companies and savings companies (Québec) (for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company (as defined therein) investing its funds)
Supplemental Pension Plans Act (Québec)

In the opinion of Shea Nerland Calnan, counsel for Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, provided that Calloway qualifies as a mutual fund trust under the Tax Act, the Units would, if issued on the date hereof, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

STABILITY RATING

Dominion Bond Rating Service Limited ("**DBRS**") provides stability ratings for real estate investment trusts ("**REITs**") and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). DBRS has provided Calloway with stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, Calloway has agreed to sell and the Underwriters have severally agreed to purchase on December 6, 2005, or on such later date as may be agreed upon, but in any event not later than December 20, 2005, an aggregate of 4,256,000 Units at a purchase price of $23.50 per Unit, for an aggregate gross consideration of $100,016,000, payable in cash to Calloway by the Underwriters against delivery of the Units on the closing of the Offering. The Underwriters will receive an aggregate fee of $4,000,640 (or 4% of the gross proceeds of the Offering). See "Use of Proceeds".

The offered Units shall be identical in terms to all other Units.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase their allotment of the Units, the remaining Underwriter or Underwriters may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters who failed to purchase. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement. Calloway has agreed to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

This Offering is being made in each of the Provinces of Canada. The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended and, subject to certain exceptions, may not be offered or sold within the United States. The Underwriters will not offer or sell the Units within the United States, except to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) or to institutional accredited investors. In addition, until 40 days after the Closing Date of the Offering an offer or sale of the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made other than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

CONSOLIDATED CAPITALIZATION OF THE TRUST

As at December 31, 2004, the year end of its most recently completed financial year, Calloway had 33,263,171 Units issued and outstanding. From December 31, 2004 to October 31, 2005, 17,628,033 Units, and securities convertible into up to a further 12,827,079 Units, have been issued by Calloway or one of its subsidiaries, primarily either: (i) through the raising of equity financing; (ii) as partial consideration for acquisitions; or (iii) upon the exercise of previously outstanding options and convertible securities.

As at December 31, 2004, the indebtedness of Calloway, consisting of mortgages payable, capital lease obligations and convertible debentures was $600,525,000. That indebtedness, which now includes series A unsecured debentures, has since increased to approximately $1,464,149,000 as at September 30, 2005 due to various acquisitions completed by Calloway and due to the issuance of series A unsecured debentures pursuant to Calloway's prospectus supplement dated September 15, 2005.

RELATIONSHIP BETWEEN CALLOWAY AND CERTAIN OF THE UNDERWRITERS

In connection with this Offering, Calloway may be considered a "connected issuer" to CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. under applicable securities laws. The Canadian chartered bank affiliates of CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (the "**Affiliated Banks**") are lenders under credit facilities or mortgage loans (the "**Facilities**") provided to Calloway, and the Facilities are secured by, among other things, first priority charges over specific properties of Calloway, general security interests over the secured properties and a general assignment of rents over the secured properties. As at September 30, 2005, a total of approximately $85.5 million was outstanding under the Facilities. Calloway is in compliance with all material terms and conditions of the Facilities.

The terms, structuring and pricing of the Offering were determined solely by negotiation between Calloway and the Underwriters. The Affiliated Banks did not play any role in those determinations or decisions. None of the proceeds of the Offering, except for that portion of the proceeds payable to the Underwriters for their fees and expenses, is expected to be applied for the benefit of CIBC World Markets Inc, RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. and/or their respective Affiliated Banks.

USE OF PROCEEDS

The estimated net proceeds to Calloway from this Offering, after deducting the Underwriters' fee of $4,000,640 and the estimated expenses of this Offering of $350,000, will be approximately $95,665,360. The net proceeds of the offering will be used by Calloway to fund normal course acquisitions and for general trust purposes.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Shea Nerland Calnan, counsel to Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, (together, "Tax Counsel"), the following summary describes, as of the date of this prospectus, the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a prospective purchaser of Units pursuant to this prospectus who, for purposes of the Tax Act, is resident in Canada, holds the Units as capital property and deals at arm's length with Calloway and is not affiliated with Calloway. Generally, Units will be considered to be capital property to a holder provided that the holder does not hold the Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" for the purposes of the "mark-to-market" rules, to a holder an interest in which is a "tax shelter investment" or to a holder that is a "specified financial institution", all as defined in the Tax Act. Such holders should consult their own tax advisors.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus, Tax Counsel's understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the "CRA"), all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date of this prospectus (the "Tax Proposals") and certificates of Calloway and the Underwriters as to certain factual matters. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. **Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Units. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Units based on their particular circumstances. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions herein described.** Prospective holders who propose to finance the acquisition of Units should consult their own advisors as to the application of the Draft Proposals to amend the Tax Act released October 31, 2003 relating to the deductibility of interest and other expenses.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding securities. All distributions on the Units to non-residents, whether in cash or Units, will be net of any applicable withholding taxes.

Status of Trust

Calloway has advised counsel that Calloway is, and expects that it will continue to be on and after the closing of the Offering a unit trust and a mutual fund trust as defined in the Tax Act and has provided a factual certificate to support such advice. This summary therefore assumes that Calloway does and will continue to so qualify. If Calloway were not to qualify as a mutual fund trust under the Tax Act, the income tax consequences described below would in some respects be materially different.

Taxation of the Trust

Based in part on a certificate provided by Calloway as to the residence of its Trustees, Calloway will be treated as a resident of Canada for the purposes of the Tax Act. In general, Calloway is treated as an individual for tax purposes and is taxable on its income determined under the Tax Act from sources inside or outside Canada. Calloway is subject to tax in each taxation year (which will be the calendar year) on its taxable income for the year. The income of Calloway for the purposes of the Tax Act will include rents in respect of the properties included in its portfolio, and any taxable capital gain or recapture of capital cost allowance arising on the disposition of property owned by Calloway.

Calloway will generally be subject to tax under the Tax Act in respect of its net income and net realized capital gains in each taxation year except to the extent such net income and net realized capital gains are paid or payable or are deemed to be paid or payable in such year to Unitholders.

In computing its income, Calloway will generally be entitled to deduct its expenses incurred to earn such income, provided such expenses are reasonable and otherwise deductible. Calloway may deduct in computing its income for a year a portion of the reasonable expenses of the issue of Units paid by Calloway in accordance with the applicable rules in the Tax Act.

The Declaration of Trust provides that an amount (which may include net recapture income and net realized capital gains) will be payable to Unitholders such that Calloway will not be liable to pay tax under Part I of the Tax Act for such year. The Declaration of Trust provides that Calloway will deduct, for tax purposes, such amount of its net

income and net realized capital gains as is paid or payable to Unitholders for the year and as is necessary to ensure that Calloway will not be subject to tax on its net income and net taxable capital gains under Part I of the Tax Act.

Calloway will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset Calloway's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by Calloway as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and will be deductible by Calloway in computing its income.

Losses incurred by Calloway cannot be allocated to Unitholders but may be deducted by Calloway in accordance with the Tax Act.

Taxation of Unitholders

A Unitholder is generally required to include in computing income for tax purposes in each year the portion of the income of Calloway for the year, including the taxable portion of net realized capital gains, determined for the purposes of the Tax Act, that is paid or payable, or deemed paid or payable, to such holder in the year and that Calloway deducts in computing its income.

The Declaration of Trust provides that net income and net taxable gains for the purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances. The Declaration of Trust provides that Calloway will designate to the extent permitted by the Tax Act the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of Calloway. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

On the disposition or deemed disposition of a Unit, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption of Units which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses are described below.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The Declaration of Trust generally requires Calloway to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on Calloway's distribution policy, the amount distributed to Unitholders in a year may exceed the net income and net realized taxable capital gains of Calloway for that year. Such excess distributions will not be included in computing the income of Unitholders for tax purposes. However, a Unitholder is required to reduce the adjusted cost base of the Unitholder's Units by the amount paid or payable to the Unitholder by Calloway (other than the non-taxable portion of capital gains designated by Calloway) that was not included in computing the Unitholder's income and will realize a capital gain in the year to the extent the adjusted cost base of the Units would otherwise be a negative amount. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before the acquisition in accordance with the detailed provisions of the Tax Act.

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by Calloway in respect of a Unitholder will generally be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act.

Trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans will generally not be liable for tax in respect of any distributions received from Calloway or any capital gains arising on the disposition of the Units.

Budget Proposals

The Minister of Finance announced proposed amendments to the Tax Act in the March 23, 2004 Budget (the "2004 Budget Proposals") that will affect the income tax consequences of investing in a trust that constitutes a "business income trust" and property that constitutes "restricted investment property" (as those terms are defined for the purposes of the Budget Proposals). The 2004 Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance announced that the application of the 2004 Budget Proposals was suspended to allow further consultation with representatives of the pension industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance in the press release that accompanied the release of the draft amendments for the 2004 Budget Proposals dated September 16, 2004. On November 23, 2005 the Minister of Finance announced a reduction in the personal income tax rate on dividends, through increased dividend gross-up and tax credits and announced an end to the consultation process. The reduced tax on dividends is intended to make the total tax paid on dividends received from large Canadian corporations more comparable to the tax paid on distributions from income funds. This change will be effective starting in 2006. There was no announcement of any tax to be levied on income funds.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as net realized capital gains and capital gains realized on the disposition of Units may increase the holder's liability for alternative minimum tax.

RISK FACTORS

There are risks associated with the Units being distributed under the offering. In addition to the risks described herein, reference is made to the risks described in the Short Form Prospectus including Calloway's annual information form and management's discussion and analysis which are incorporated therein by reference.

Debt Financing

As at September 30, 2005, Calloway had outstanding indebtedness of approximately $1,464 million, of which approximately $260 million is principal payments and debt maturing prior to January 1, 2010. In addition, approximately 1.7% of Calloway's indebtedness, as a percentage of Gross Book Value, is variable rate debt as at September 30, 2005.

The ability of Calloway to make cash distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing its indebtedness. The degree to which Calloway is leveraged could have important consequences to the holders of the Units, including: that Calloway's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; that a significant portion of Calloway's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations and distributions; that certain of Calloway's borrowings may be at variable rates of interest, which exposes it to the risk of increased interest rates; and that Calloway may be vulnerable to economic downturns including Calloway's ability to retain and attract tenants. Also, there can be no assurance that Calloway will continue to generate sufficient cash flow from operations to meet required interest and principal payments. Further, Calloway is subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such financing may not be as favourable as the terms of its existing indebtedness. These factors may adversely affect Calloway's cash distributions.

Calloway's various credit facilities provide first charge security interests on most of the properties in its portfolio of income producing properties, to the various lenders. These credit facilities contain numerous terms and

covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of Calloway to create liens or other encumbrances, to pay distributions on its Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facilities contain a number of financial covenants that require Calloway to meet certain financial ratios and financial condition tests. For example, certain of Calloway's loans require specific loan to value and debt service coverage ratios which must be maintained by Calloway. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a reduction or termination of distributions by Calloway and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities were to be accelerated, there can be no assurance that the assets of Calloway would be sufficient to repay in full that indebtedness.

Department of Finance Review

On September 8, 2005 the Department of Finance released a consultation paper and requested submissions from stakeholders in business income trusts and other flow through entities by December 31, 2005. Further initiatives in this area, if any, will be taken by the Department of Finance following the completion of such consultations. On September 19, 2005, the Minister of Finance, again citing concerns about the increased use of flow-through entities, announced that he had asked the Minister of National Revenue, and the Minister of National Revenue had agreed, to postpone providing advance tax rulings respecting flow-through entity structures during the consultation process, and that the Department of Finance was closely monitoring developments in the flow-through entity market with a view to proposing measures in response to the consultations. On November 23, 2005 the Minister of Finance announced a reduction in the personal income tax rate on dividends, through increased dividend gross-up and tax credits and announced an end to the consultation process. The reduced tax on dividends is intended to make the total tax paid on dividends received from large Canadian corporations more comparable to the tax paid on distributions from income funds. This change will be effective starting in 2006. There was no announcement of any tax to be levied on income funds. Notwithstanding the foregoing, changes in this area are still possible. Such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects. There can be no assurance that the treatment of mutual fund trusts and other flow through entities will not be changed in a manner which adversely affects Calloway and Unitholders.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

LEGAL MATTERS

Legal matters in connection with the issuance of the Units offered by this prospectus supplement, together with the Short Form Prospectus, will be passed upon at the date of closing on behalf of Calloway by Shea Nerland Calnan and on behalf of the Underwriters by McCarthy Tétrault LLP.

As of the date hereof, the partners and associates of Shea Nerland Calnan, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan, is a member of the board of trustees of Calloway.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated November 28, 2005 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned base shelf short form prospectus of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

We also consent to the use in the above-mentioned base shelf short form prospectus of our compilation report dated September 14, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

We also consent to the use in the above-mentioned prospectus supplement of our compilation report dated November 28, 2005 on the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

Calgary, Alberta November 28, 2005	(signed) *"Kenway Mack Slusarchuk Stewart LLP"* Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated November 28, 2005 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our reports to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to The Centres and The Centres II for the years ended December 31, 2003, 2002 and 2001. Our reports are dated March 26, 2004.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of

combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase 1 for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario November 28, 2005	(signed) *"KPMG LLP"* Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated November 28, 2005 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned base shelf short form prospectus of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario November 28, 2005	(signed) *"The Sacks Partnership"* Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)


KENWAY
MACK
SLUSARCHUK
STEWART LLP

Chartered Accountants
www.kmss.ca

COMPILATION REPORT ON
PRO FORMA STATEMENTS OF INCOME

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated statements of income of Calloway Real Estate Investment Trust ("Calloway") for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated statement of income of Calloway for the nine months ended September 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway for the nine months ended September 30, 2005 and found them to be in agreement.

   b) Compared the amounts in the columns captioned "Centres V" to Schedule 1 to the unaudited pro forma consolidated statements of income and found them to be in agreement.

   c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

   d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 4 to the notes to the unaudited pro forma consolidated statements of income, and found the per unit amounts to be arithmetically correct.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267


DFK

2. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2004, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway for the year ended December 31, 2004 and found them to be in agreement.

   b) Compared the amounts in the column captioned "Phase II Centres" to the audited schedules of combined net operations of the Phase II Centres for year ended December 31, 2004 and found them to be in agreement.

   c) Compared the amounts in the colum captioned "Centres V" to Schedule 1 to the unaudited pro forma consolidated statements of income and found them to be in agreement.

   d) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", "Phase II Centres" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

   e) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 4 in the notes to the unaudited pro forma consolidated statements of income, and found the per unit amounts to be arithmetically correct.

3. With respect to Schedule 1 to the unaudited pro forma consolidated statements of income, for the six months ended June 30, 2005, we have performed the following procedures:

   a) Compared the amounts in the columns captioned "Centres V Phase I", "Centre V Phase II" and "Centres V Phase III" to unaudited schedules of combined net operations of Centres V Phase I, Centre V Phase II and Centres V Phase III for the six months ended June 30, 2005 prepared by Calloway management and found them to be in agreement.

   b) Recalculated the aggregate of the amounts in the column s captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

4. With respect to Schedule 1 to the unaudited pro forma consolidated statements of income, for the year ended December 31, 2004, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Centres V Phase I" to the audited schedules of combined net operations of Centres V Phase I for the year ended Decemb er 31, 2004 and found them to be in agreement.

   b) Compared the amounts in the column captioned "Centres V Phase II" to the audited schedules of combined net operations of Centres V Phase II for the year ended December 31, 2004 and found them to be in agreement.

   c) Compared the amounts in the column captioned "Centres V Phase III" to the audited schedule of combined net operations of Centres V Phase III for the year ended December 31, 2004 and found them to be in agreement.

   d) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

5. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

   b) whether the unaudited pro forma consolidated statements of income comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated statements of income comply as to form in all material respects with the requirements of the various Securities Commissions in Canada.

6. Read the notes to the unaudited pro forma consolidated statements of income and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated statements of income, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Kenway Mack Slusarchuk Stewart LLP

Calgary, Alberta
November 28, 2005

Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Nine months Ended September 30, 2005
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Centres V $ (Schedule 1)	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	$ 128,502	$ 50,798	$ 4,206	3(a)(i)	$ 183,506
Interest	3,274	-	-		3,274
	131,776	50,798	4,206		186,780
Expenses					
Property operating costs	39,259	15,936	1,269	3(a)(i)	56,464
Interest - mortgages and other	35,378	-	18,672	3(b)(i)	54,050
Interest - debentures	2,384	-	-		2,384
Amortization of income properties					
- tangible components	22,731	-	13,883	3(c)(i)	36,614
- intangible components	20,095	-	11,358	3(c)(i)	31,453
General and administrative	4,372	-	-		4,372
Amortization of deferred financing costs	629	-	137	3(d)(ii)	766
Amortization of deferred leasing costs	66	3,561	(3,561)	3(d)(i)	66
	124,914	19,497	41,758		186,169
Net income from continuing operations	6,862	31,301	(37,552)		611
Discontinued operations					
Net income from discontinued operations	964	-	-		964
Gain from sale of real estate assets	13,338	-	-		13,338
	14,302	-	-		14,302
Net income	21,164	31,301	(37,552)		14,913
Net income per unit (Note 4)					
Basic					
Continuing operations	0.156				0.010
Discontinued operations	0.324				0.232
Net income	0.480				0.242
Diluted					
Continuing operations	0.155				0.010
Discontinued operations	0.324				0.231
Net income	0.479				0.241

See accompanying notes to the unaudited pro forma consolidated statements of income.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase II Centres $	Centres V $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues			(Schedule 1)			
Rentals from income properties	85,593	21,279	92,544	21,684	3(a)(ii)	221,100
Interest	2,355	-	-	-		2,355
	87,948	21,279	92,544	21,684		223,455
Expenses						
Property operating costs	27,071	5,558	29,442	7,016	3(a)(ii)	69,087
Interest – mortgages and other	21,796	-	-	49,576	3(b)(ii)	71,372
Interest – debentures	2,180	-	-	1,267	3(b)(iii)	3,447
Amortization of income properties						
-tangible components	13,643	-	-	34,614	3(c)(ii)	48,257
-intangible components	9,346	-	-	26,970	3(c)(ii)	36,316
General and administrative	1,919	-	-	-		1,919
Amortization of deferred financing costs	481	-	-	466	3(d)(iii)	947
Amortization of deferred leasing costs	121	1,253	7,173	(8,426)	3(d)(i)	121
	76,557	6,811	36,615	111,483		231,466
Net income (loss) from continuing operations	11,391	14,468	55,929	(89,799)		(8,011)
Discontinued operations	2,024	-	-	-		2,024
Net income (loss)	13,415	14,468	55,929	(89,799)		(5,987)
Net income (loss) per unit (Note 4)						
Basic						
Continuing operations	0.435					(0.135)
Discontinued operations	0.077					0.034
Net income	0.512					(0.101)
Diluted						
Continuing operations	0.430					(0.135)
Discontinued operations	0.076					0.034
Net income	0.506					(0.101)

See accompanying notes to the unaudited pro forma consolidated statements of income.

Approved by the Board of Trustees:

signed "Simon Nyilassy"
Trustee

signed "David M. Calnan"
Trustee

(In thousands of dollars)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated open-end mutual fund trust governed by the laws of the Province of Alberta, created under a declaration of trust dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005.

These unaudited pro forma consolidated statements of income ("pro forma statements") have been prepared by Calloway management for inclusion in the Prospectus Supplement to a Base Shelf Short Form Prospectus (the "Supplement") of Calloway dated November 28, 2005 relating to sale and issue of units of the trust.

During 2004 and 2005, Calloway completed the following significant acquisitions:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Wal-Mart-FirstPro Realty Partnership (the "Partnership").
- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the Partnership.
- On November 30, 2004, the acquisition of six shopping centres (the "Phase I Centres") from the Partnership.
- On March 10, 2005, the acquisition of 100% undivided interests in three retail properties and 60% undivided interests in five other retail properties (the "Phase II Centres") from Wal-Mart Canada Realty Inc. ("Wal-Mart") and the FirstPro Group of Companies ("FirstPro").
- On July 8, 2005, the acquisition of substantially all of the freehold and leasehold interests in 45 properties (the "Centres V") from Wal-Mart, FirstPro and other vendors.

The Centres, The Centres II, Phase I Centres, Phase II Centres and the Centres V are collectively referred to as the "Collective Centres".

These pro forma statements have been prepared from the following financial statements:

- Calloway's unaudited consolidated financial statements for the nine months ended September 30, 2005.
- Calloway's audited consolidated financial statements for the year ended December 31, 2004.
- Centres V Phase I ("Centres V-1"), Centres V Phase II ("Centres V-II") and Centres V Phase III ("Centres V-III") unaudited schedules of combined net operations for the six months ended June 30, 2005 which were prepared by Calloway management and are not included or incorporated by reference in the Supplement.
- Centres V-I, Centres V-II and Centres V-III audited schedules of combined net operations for the year ended December 31, 2004.
- Phase II Centres audited schedules of combined net operations for the year ended December 31, 2004.

The Centres V-I, Centres V-II and Centres V-III net operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been combined on Schedule 1 attached to these pro forma statements and presented in the pro forma consolidated statements of income on a combined basis.

The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004 give effect to the acquisitions of the Collective Centres as if they had occurred on January 1, 2004. Calloway's September 30, 2005 consolidated financial statements contain the actual operations of the Phase II Centres and the Centres V from the date of acquisition by Calloway in 2005 to September 30, 2005. The pro forma consolidated statement of income for the nine months ended September 30, 2005 contains adjustments outlined in Note 3 to provide for certain revenues and expenses for the Phase II Centres and the Centres V for the period from January 1, 2005 to the date of acquisition by Calloway in 2005. Calloway acquired the Centres V effective July 1, 2005. The combined schedule of net operations for the Centres V for the six months ended June 30, 2005 is presented in Schedule 1 to these pro forma statements. Calloway's December 31, 2004 consolidated financial statements contain the actual operations of The Centres, The Centres II and the Phase I Centres from various dates of acquisition by Calloway in 2004 to December 31, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 contains adjustments outlined in Note 3 to provide for certain revenues and expenses for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the date of acquisition by Calloway in 2004.

(In thousands of dollars)

1. BASIS OF PRESENTATION (continued)

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2004 and Calloway's unaudited consolidated financial statements for the nine months ended September 30, 2005. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2004 and September 30, 2005 consolidated financial statements of Calloway.

3. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

(i) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for the Phase II Centres for the period from January 1, 2005 to the date of acquisition by Calloway in 2005.

(ii) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective date of acquisition by Calloway in 2004.

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the financing assumed or put in place in connection with the acquisition of the Phase II Centres and the Centres V. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(ii) Interest expense has been increased to provide for interest on the financing assumed or put in place in connection with the acquisition of the Collective Centres. Interest expense has been decreased for amortization of the market rate adjustment on the Centres V assumed mortgages.

(iii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of The Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Phase II Centres and the Centres V purchase price.

(ii) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(In thousands of dollars)

(d) Amortization of deferred costs

(i) Amortization of deferred leasing costs has been decreased to eliminate the historical amortization of deferred expenses on the Phase II Centres and/or the Centres V.

(ii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the financing assumed or put in place in connection with the acquisition of the Phase II Centres and the Centres V.

(iii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the financing assumed or put in place in connection with the acquisition of the Collective Centres.

(e) General and administrative

No adjustments have been made to reflect the probable increased general and administrative expenses of Calloway resulting from the increased property portfolio.

4. WEIGHTED AVERAGE NUMBER OF UNITS

The following table presents the weighted average number of units for use in the calculation of pro forma basic and diluted net income per unit:

	September 30, 2005	December 31, 2004
Weighted average number of trust units	40,081,436	26,190,956
Weighted average number of Class B exchangeable units	3,956,107	-
Weighted average number of vested deferred units	22,740	-
Adjustment for units issued in connection with the acquisition of the Centres V on the basis that the units were issued at the beginning of the period		
Class B exchangeable units	8,673,107	12,594,458
Private Placement of trust units	7,806,476	11,336,000
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, the Phase I Centres and the Phase II Centres on the basis that the units were issued at the beginning of the period	1,182,149	8,971,100
Weighted average number of units for basic net income per unit	61,722,015	59,092,514
Effect of dilutive securities		
Unit option plan & warrants	115,206	296,237
Weighted average number of units for diluted net income per unit	61,837,221	59,388,751

CALLOWAY REAL ESTATE INVESTMENT TRUST
SCHEDULE 1 TO THE PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the Nine months Ended September 30, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

CENTRES V COMBINED SCHEDULES OF NET OPERATIONS

Six months Ended June 30, 2005 (See Note 1)

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 17,996	$ 5,458	$ 27,344	$ 50,798
Expenses				
Property operating costs	5,575	1,551	8,810	15,936
Amortization of deferred costs	761	330	2,470	3,561
	6,336	1,881	11,280	19,497
Net operations	$ 11,660	$ 3,577	$ 16,064	$ 31,301

Year Ended December 31, 2004

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 32,697	$ 8,675	$ 51,172	$ 92,544
Expenses				
Property operating costs	10,994	2,366	16,082	29,442
Amortization of deferred costs	1,461	592	5,120	7,173
	12,455	2,958	21,202	36,615
Net operations	$ 20,242	$ 5,717	$ 29,970	$ 55,929

UNDERWRITERS' CERTIFICATE

Dated: November 28, 2005

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) ALLAN S. KIMBERLEY

RBC DOMINION SECURITIES INC.

By: (Signed) DAVID M. DULBERG

TD SECURITIES INC.

BY: (SIGNED) ROBERT MCKEE

DESJARDINS SECURITIES INC.

By: (Signed) JEFFREY F. OLIN

NATIONAL BANK FINANCIAL INC.

By: (Signed) SCOT MARTIN

SCOTIA CAPITAL INC.

By: (Signed) STEPHEN SENDER

BMO NESBITT BURNS INC.

By: (Signed) STEPHEN TILLER

CANACCORD CAPITAL CORPORATION

By: (Signed) RON RIMER

HSBC SECURITIES (CANADA) INC.

By: (Signed) JEFFREY B. ALLSOP



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

November 28, 2005

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Laborador Securities Division, Department of Government Services
Prince Edward Island Securities Office
TSX Exchange

Dear Sirs:

Re: Calloway Real Estate Investment Trust

We refer to the Base Shelf Short Form Prospectus (the 'Prospectus") of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 relating to the issuance and sale of trust securities and the Prospectus Supplement (the "Prospectus Supplement") of the Trust dated November 28, 2005 relating to the issuance and sale of units of the Trust.

We consent to the use, through incorporation by reference in the above-mentioned Prospectus of our report dated February 19, 2005 (except note 22 which is dated March 2, 2005) to the unitholders of the Trust on the following financial statements:

Consolidated Balance Sheets as at December 31, 2004 and 2003.

Consolidated Statements of Income, Unitholders' Equity and Cash Flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated February 11, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated May 5, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our compilation report dated June 9, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004

We also consent to the use in the above-mentioned Prospectus of our compilation report dated September 14, 2005 to the trustees on the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and for the year ended December 31, 2004.

We also consent to the use in the above-mentioned Prospectus Supplement of our compilation report dated November 28, 2005 to the trustees on the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

We report that we have read the Prospectus and the Prospectus Supplement and we have complied with Canadian generally accepted standards for an auditor's involvement (in our case, a "former auditors' involvement") with offering documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Chartered Accountants

SHEA NERLAND CALNAN

BARRISTERS AND SOLICITORS

1900, 715 - 5th Avenue S.W.
Calgary, Alberta T2P 2X6

Telephone (403) 299-9600
Facsimile (403) 299-9601

File No.: 20-15267
Via SEDAR

DAVID M. CALNAN
Direct Line: (403) 299-9606
Assistant: Laura Mayer
Direct Line: (403) 299-9609

November 28, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

ATTENTION: PROSPECTUS FILINGS

Dear Sirs:

RE: PROSPECTUS SUPPLEMENT DATED NOVEMBER 28, 2005 OF CALLOWAY REAL ESTATE INVESTMENT TRUST (THE "ISSUER")

We refer to the base shelf short form prospectus of the Issuer dated September 14, 2005 (the "Prospectus") and the prospectus supplement of the Issuer dated November 28, 2005 (the "Supplement") relating to the distribution of securities of the Issuer.

We hereby consent to the use of our firm name on the face page of each of the Prospectus and the Supplement and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Supplement and to the reference to our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Further, we confirm that we have read the Prospectus and the Supplement and have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Alberta)) in the information contained in the Prospectus and the Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions and similar regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or the Supplement or any other similar document and is not to be relied upon for any other purpose and is provided to such securities commissions and similar regulatory authorities pursuant to the requirements of applicable securities legislation.

We trust the above and the enclosed are satisfactory. We look forward to receiving your comments with respect to this matter.

Sincerely,

SHEA NERLAND CALNAN

(signed) "David M. Calnan"

JB:jw
Enclosures

November 28, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Calloway Real Estate Investment Trust (the "Trust")
Prospectus Supplement dated November 28, 2005 to the (Final) Base Shelf Short Form Prospectus dated September 14, 2005**

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated November 28, 2005 to the (final) base shelf short form prospectus dated September 14, 2005 (the "Prospectus") relating to the offering of units of the Trust.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions or that is within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

McCarthy Tétrault LLP

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated September 14, 2005

This prospectus supplement together with the short form base shelf prospectus to which it relates dated September 14, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, ("U.S. Securities Act") or any state securities laws and, unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act, may not be offered, sold, reoffered, resold or delivered, directly or indirectly, in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act). This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

New Issue

April 4, 2006


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$226,100,000

8,500,000 Units

This offering (the "**Offering**") consists of 8,500,000 units ("**Units**") in Calloway Real Estate Investment Trust ("**Calloway**" or the "**Trust**") at a price of $26.60 per Unit (the "**Offering Price**") pursuant to an underwriting agreement dated April 4, 2006 (the "**Underwriting Agreement**") between Calloway and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Desjardins Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"). The Offering Price was determined by negotiation between Calloway and the Underwriters. The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "CWT.UN". Calloway has obtained conditional approval to list the additional Units to be distributed under this prospectus supplement, together with the short form base shelf prospectus of Calloway dated September 14, 2005 (the "**Short Form Prospectus**"), on the TSX. Listing is subject to Calloway fulfilling the requirements of the TSX as set out in their conditional approval. The closing price of the Units on the TSX on March 30, 2006, the last trading day prior to the announcement of the Offering, was $27.05. Calloway is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta, pursuant to a declaration of trust that was most recently amended and restated as of July 7, 2005 (the "**Declaration of Trust**"). Calloway was created to invest in income-producing rental properties located in Canada.

Price: $26.60 per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust [1]
Per Unit	$26.60	$1.064	$25.536
Total[2][3][4]	$226,100,000	$9,044,000	$217,056,000

Notes:

(1) Before deducting expenses of the Offering, estimated to be $375,000 that, together with the Underwriters' fee, will be paid from the proceeds of the Offering.

(2) Calloway has granted the Underwriters an option (the "**Underwriters' Option**"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to 900,000 additional Units on the same terms set forth above. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Underwriters' Option and the distribution of any Units issuable on the exercise of such option. See "Plan of Distribution".

(3) Calloway has also granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable for a period of 30 days from the date of closing of the Offering, to purchase up to 940,000 additional Units on the same terms set forth above, to cover over-allotments, if any, and for market stabilization purposes. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Over-Allotment Option and the distribution of any Units issuable on the exercise of such option. See "Plan of Distribution".

(4) If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the total price to the public relating to the Offering, the Underwriters' fee and the net proceeds to Calloway before deducting the expenses of the Offering will be $275,044,000, $11,001,760 and $264,042,240, respectively.

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is based on many performance assumptions. Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its property portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the section entitled "Risk Factors" which describes Calloway's assessment of those risk factors as well as the potential consequences to a Unitholder if a risk should occur. Calloway has obtained a DBRS stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Trust qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "Tax Act") and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of the Act or any other legislation. The Units offered hereby will be eligible for investment under certain statutes as set out under "Eligibility for Investment".

In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Further, the Underwriters may offer the Units to the public at a price lower than the Offering Price of $26.60 per Unit. See "Plan of Distribution".

In connection with this Offering, the Trust may be considered a "connected issuer" of CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., and HSBC Securities (Canada) Inc. under applicable laws. Each of CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "**Affiliated Banks**"), which Affiliated Banks are lenders to the Trust. It is anticipated that up to approximately $11,500,000 of the net proceeds from the Offering will be used by Calloway to pay down its line of credit with the affiliated bank of TD Securities Inc. Calloway is in compliance with all material terms and conditions of the Facilities. See "Relationship Between Calloway and Certain of the Underwriters".

The Underwriters, as principal, conditionally offer the Units, subject to prior sale, if, as and when issued, sold and delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Shea Nerland Calnan and on behalf of the Underwriters by McCarthy Tétrault LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Units will be available for delivery at closing which is expected to occur on or about April 13, 2006, or such later date as the Trust and the Underwriters may agree, but in any event no later than April 20, 2006.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Short Form Prospectus solely for the purpose of offering the Units. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof.

It is hereby noted that the audited schedules of combined net operations for certain prior acquisitions of Calloway for the years ended December 31, 2003, 2002 and 2001 together with the notes thereto and the auditors' report thereon, all of which can be found at pages F-20 to F-24 (the "**Centres**") and pages F-26 to F-31 (the "**Centres II**") of Calloway's prospectus dated April 30, 2004, continue to be specifically incorporated by reference into the Short Form Prospectus.

In addition, the following documents, filed by Calloway with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) Calloway's management information circular dated March 10, 2006 regarding Calloway's annual and special meeting of unitholders to be held on May 16, 2006;

(b) Calloway's annual information form dated March 10, 2006;

(c) Calloway's audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2005 together with the auditors' report thereon, all of which can be found on pages 39 to 79 of Calloway's annual report for the fiscal year ended December 31, 2005, and including management's discussion and analysis relating thereto which can be found on pages 13 to 36 of Calloway's annual report for the fiscal year ended December 31, 2005;

(d) Calloway's audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2004, together with the auditors report thereon;

(e) Calloway's material change report dated March 31, 2006 regarding the Offering; and

(f) the following portions of the management information circular of Calloway dated June 9, 2005:

(i) the unaudited pro forma consolidated balance sheet of Calloway as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004, together with the notes thereto and the compilation report thereon, all of which can be found in Schedule B to that information circular;

(ii) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase I**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular;

(iii) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase II**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular; and

(iv) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase III**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular.

It is hereby noted that the following documents are incorporated, or deemed to be incorporated, by reference into Calloway's annual information form dated March 10, 2006 which document is specifically incorporated by reference into this prospectus supplement:

(a) the business acquisition report of Calloway dated February 11, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase I Centres**") of Calloway for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the nine month periods ended September 30, 2004 and 2003, all of which can be found at pages 19 to 24 of that business acquisition report; and

(b) the business acquisition report of Calloway dated May 10, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase II Centres**") of Calloway for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, all of which can be found at pages 6 to 10 of that business acquisition report.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Units will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at Suite 200, 700 Applewood Crescent, Vaughan, Ontario L4K 5X3 (Telephone (905) 760-6200).

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the prudent investor standards and the general provisions and restrictions of the following statutes (and the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the purchase of the Units offered hereunder would not, if the date hereof was the date of the closing of the Offering, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)
The Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
The Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)

In the opinion of Shea Nerland Calnan, counsel for Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, provided that Calloway qualifies as a mutual fund trust under the Tax Act, the Units would, if issued on the date hereof, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

STABILITY RATING

Dominion Bond Rating Service Limited ("**DBRS**") provides stability ratings for real estate investment trusts ("**REITs**") and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). DBRS has provided Calloway with stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, Calloway has agreed to sell and the Underwriters have severally agreed to purchase on April 13, 2006, or on such later date as may be agreed upon, but in any event not later than April 20, 2006, an aggregate of 8,500,000 Units at a purchase price of $26.60 per Unit, for an aggregate gross consideration of $226,100,000, payable in cash to Calloway by the Underwriters against delivery of the Units on the closing of the Offering. The Underwriters will receive an aggregate fee of $9,044,000 (or 4% of the gross proceeds of the Offering). See "Use of Proceeds". Calloway has granted the Underwriters an option (the "**Underwriters' Option**"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to 900,000 additional Units on the same terms set forth above. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Underwriters' Option and the distribution of any Units issuable on the exercise of such option. Calloway has also granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable for a period of 30 days from the date of closing of the Offering, to purchase up to 940,000 additional Units on the same terms set forth above, to cover over-allotments, if any, and for market stabilization purposes. This prospectus

supplement, together with the Short Form Prospectus, also qualifies the granting of the Over-Allotment Option and the distribution of any Units issuable on the exercise of such option. If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the total price to the public relating to the Offering, the Underwriters' fee and the net proceeds to Calloway before deducting the expenses of the Offering will be $275,044,000, $11,001,760 and $264,042,240, respectively.

The offered Units shall be identical in terms to all other Units.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase their allotment of the Units, the remaining Underwriter or Underwriters may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters who failed to purchase. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement. Calloway has agreed to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

This Offering is being made in each of the Provinces of Canada, except Quebec. The Units offered hereunder have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**") or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. In connection with the Offering, a portion of the Units may be sold in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) pursuant to Rule 144A under the U.S. Securities Act. Institutional "accredited investors" (as defined in Regulation D under the U.S. Securities Act) designated by the Underwriters may also purchase Units directly from the Trust in transactions exempt from registration under Rule 506 of Regulation D. Any offers or sales of Units in the United States will be made by U.S. affiliates of the Underwriters.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act, if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Units to the public at the Offering Price of $26.60 per Unit. After the Underwriters have made a reasonable effort to sell all of Units at that price, the Offering Price to the public may be decreased and may be further changed from time to time to an amount not greater than $26.60, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the price paid by the Underwriters to Calloway.

The TSX has conditionally approved the listing of the Units to be distributed under this prospectus supplement. Listing will be subject to the Fund fulfilling all of the requirements of the TSX on or before June 29, 2006.

Calloway has agreed with the Underwriters not to, directly or indirectly, sell, issue, offer to sell or otherwise dispose of any of its securities or securities of Calloway (or announce publicly its intention to do so) for a

period of 90 days following the date of closing of the Offering, without the prior consent of the Underwriters, other than in connection with specific types of transactions.

CONSOLIDATED CAPITALIZATION OF THE TRUST

As at December 31, 2005, the year end of its most recently completed financial year, Calloway had 56,550,095 Units and 12,925,125 Exchangeable Securities (as defined below) outstanding for a total of 69,475,220 Units and Exchangeable Securities in aggregate. "**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Units without the payment of additional consideration therefore.

Since December 31, 2005, there have no material changes in the capitalization of Calloway other than the issuance of:

(a) 548,409 Units and 95,110 Exchangeable Securities issued as partial consideration for properties developed pursuant to certain of the development agreements and exchange agreements that Calloway has entered into;

(b) 5,000 Units issued upon the exercise of options granted pursuant to the incentive stock option plan of Calloway;

(c) 89,508 Units issued pursuant to the distribution reinvestment plan of Calloway; and

(d) 261,404 Units issued upon the exercise of the outstanding convertible debentures of Calloway;

As such, as at March 31, 2006, Calloway had 57,454,416 Units and 13,020,235 Exchangeable Securities outstanding for a total of 70,474,651 Units and Exchangeable Securities in aggregate. Up to an additional 10,340,000 Units may be issued pursuant to the Offering.

As at December 31, 2005, the indebtedness of Calloway, consisting of mortgages payable, development loans, unsecured debentures, convertible debentures and revolving operating facilities was approximately $1,451,435,000. There has been no material change in that indebtedness since December 31, 2005.

RELATIONSHIP BETWEEN CALLOWAY AND CERTAIN OF THE UNDERWRITERS

In connection with this Offering, Calloway may be considered a "connected issuer" to CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. under applicable securities laws. The Canadian chartered bank affiliates of CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (the "**Affiliated Banks**") are lenders under credit facilities or mortgage loans (the "**Facilities**") provided to Calloway, and the Facilities are secured by, among other things, first priority charges over specific properties of Calloway, general security interests over the secured properties and a general assignment of rents over the secured properties. As at December 31, 2005, a total of approximately $89,797,792 was outstanding under the Facilities including $5,000,000 under Calloway's line of credit with the affiliated bank of TD Securities Inc. Between December 31, 2005 and March 31, 2006, Calloway received additional net advances of $6,500,000 on this line of credit. It is anticipated that up to approximately $11,500,000 of the net proceeds from the Offering will be used by Calloway to pay down that line of credit with the affiliated bank of TD Securities Inc. Calloway is in compliance with all material terms and conditions of the Facilities.

The terms, structuring and pricing of the Offering were determined solely by negotiation between Calloway and the Underwriters. The Affiliated Banks did not play any role in those determinations or decisions. Other than as set out above, none of the proceeds of the Offering, except for that portion of the proceeds payable to the Underwriters for their fees and expenses, is expected to be applied for the benefit of CIBC World Markets Inc, RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. and/or their respective Affiliated Banks.

USE OF PROCEEDS

The estimated net proceeds to Calloway from this Offering, after deducting the Underwriters' fee of $9,044,000 and the estimated expenses of this Offering of $375,000, will be approximately $216,681,000. If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the estimated net proceeds to Calloway from this Offering, after deducting the Underwriters' fee of $11,001,760 and the estimated expenses of this Offering of $375,000, will be approximately $263,667,240.

The net proceeds from the Offering will be used by Calloway to pay down its line of credit, to finance future acquisitions and for general trust purposes. See "Relationship Between Calloway and Certain of the Underwriters."

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Shea Nerland Calnan, counsel to Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, (together, "Tax Counsel"), the following summary describes, as of the date of this prospectus, the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a prospective purchaser of Units pursuant to this prospectus who, for purposes of the Tax Act, is resident in Canada, holds the Units as capital property and deals at arm's length with Calloway and is not affiliated with Calloway. Generally, Units will be considered to be capital property to a holder provided that the holder does not hold the Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" for the purposes of the "mark-to-market" rules, to a holder an interest in which is a "tax shelter investment" or to a holder that is a "specified financial institution", all as defined in the Tax Act. Such holders should consult their own tax advisors.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus, Tax Counsel's understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the "CRA"), all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date of this prospectus (the "Tax Proposals") and certificates of Calloway and the Underwriters as to certain factual matters. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. **Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Units. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Units based on their particular circumstances. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions herein described.** Prospective holders who propose to finance the acquisition of Units should consult their own advisors as to the application of the Draft Proposals to amend the Tax Act released October 31, 2003 relating to the deductibility of interest and other expenses.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding securities. All distributions on the Units to non-residents, whether in cash or Units, will be net of any applicable withholding taxes.

Status of Trust

Calloway has advised counsel that Calloway is, and expects that it will continue to be on and after the closing of the Offering a unit trust and a mutual fund trust as defined in the Tax Act and has provided a factual certificate to support such advice. This summary therefore assumes that Calloway does and will continue to so qualify. If Calloway were not to qualify as a mutual fund trust under the Tax Act, the income tax consequences described below would in some respects be materially different.

Taxation of the Trust

Based in part on a certificate provided by Calloway as to the residence of its Trustees, Calloway will be treated as a resident of Canada for the purposes of the Tax Act. In general, Calloway is treated as an individual for tax purposes and is taxable on its income determined under the Tax Act from sources inside or outside Canada. Calloway is subject to tax in each taxation year (which will be the calendar year) on its taxable income for the year. The income of Calloway for the purposes of the Tax Act will include rents in respect of the properties included in its portfolio, and any taxable capital gain or recapture of capital cost allowance arising on the disposition of property owned by Calloway.

Calloway will generally be subject to tax under the Tax Act in respect of its net income and net realized capital gains in each taxation year except to the extent such net income and net realized capital gains are paid or payable or are deemed to be paid or payable in such year to Unitholders.

In computing its income, Calloway will generally be entitled to deduct its expenses incurred to earn such income, provided such expenses are reasonable and otherwise deductible. Calloway may deduct in computing its income for a year a portion of the reasonable expenses of the issue of Units paid by Calloway in accordance with the applicable rules in the Tax Act.

The Declaration of Trust provides that an amount (which may include net recapture income and net realized capital gains) will be payable to Unitholders such that Calloway will not be liable to pay tax under Part I of the Tax Act for such year. The Declaration of Trust provides that Calloway will deduct, for tax purposes, such amount of its net income and net realized capital gains as is paid or payable to Unitholders for the year and as is necessary to ensure that Calloway will not be subject to tax on its net income and net taxable capital gains under Part I of the Tax Act.

Calloway will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset Calloway's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by Calloway as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and will be deductible by Calloway in computing its income.

Losses incurred by Calloway cannot be allocated to Unitholders but may be deducted by Calloway in accordance with the Tax Act.

Taxation of Unitholders

A Unitholder is generally required to include in computing income for tax purposes in each year the portion of the income of Calloway for the year, including the taxable portion of net realized capital gains, determined for the purposes of the Tax Act, that is paid or payable, or deemed paid or payable, to such holder in the year and that Calloway deducts in computing its income.

The Declaration of Trust provides that net income and net taxable gains for the purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances. The Declaration of Trust provides that Calloway will designate to the extent permitted by the Tax Act the portion of the

taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of Calloway. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

On the disposition or deemed disposition of a Unit, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption of Units which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses are described below.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The Declaration of Trust generally requires Calloway to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on Calloway's distribution policy, the amount distributed to Unitholders in a year may exceed the net income and net realized taxable capital gains of Calloway for that year. Such excess distributions will not be included in computing the income of Unitholders for tax purposes. However, a Unitholder is required to reduce the adjusted cost base of the Unitholder's Units by the amount paid or payable to the Unitholder by Calloway (other than the non-taxable portion of capital gains designated by Calloway) that was not included in computing the Unitholder's income and will realize a capital gain in the year to the extent the adjusted cost base of the Units would otherwise be a negative amount. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before the acquisition in accordance with the detailed provisions of the Tax Act.

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by Calloway in respect of a Unitholder will generally be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act.

Trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans will generally not be liable for tax in respect of any distributions received from Calloway or any capital gains arising on the disposition of the Units.

Budget Proposals

The Minister of Finance announced proposed amendments to the Tax Act in the March 23, 2004 Budget (the "2004 Budget Proposals") that will affect the income tax consequences of investing in a trust that constitutes a "business income trust" and property that constitutes "restricted investment property" (as those terms are defined for the purposes of the Budget Proposals). The 2004 Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance announced that the application of the 2004 Budget Proposals was suspended to allow further consultation with representatives of the pension industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance in the press release that accompanied the release of the draft amendments for the 2004 Budget Proposals dated September 16, 2004 and further reiterated in the announcement of proposed amendments to the Tax Act in the February 23, 2005 Budget. On September 8, 2005 the Minister of Finance announced the commencement of the consultation process, with submissions being received until December 31, 2005. On November 23, 2005 the Minister of Finance announced a reduction in the personal income tax rate on dividends, through increased dividend gross-up and tax credits and announced an end to the consultation process. The reduced tax on dividends is intended to make the total tax paid on dividends received from large Canadian corporations more comparable to the tax paid on distributions from income funds. It is expected that this change will be effective starting in 2006 but no draft legislation has yet been released and there has been an intervening change of government. There have been no further announcements of any tax to be levied on income funds.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as net realized capital gains and capital gains realized on the disposition of Units may increase the holder's liability for alternative minimum tax.

RISK FACTORS

There are risks associated with the Units being distributed under the offering. Reference is made to the risks described in Calloway's annual information form dated March 10, 2006 and in Calloway's management's discussion and analysis of its results for the year ended December 31, 2005 which are incorporated herein by reference.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Units offered by this prospectus supplement, together with the Short Form Prospectus, will be passed upon at the date of closing on behalf of Calloway by Shea Nerland Calnan and on behalf of the Underwriters by McCarthy Tétrault LLP. Further, each of Shea Nerland Calnan and McCarthy Tétrault LLP are named as having provided certain legal opinions included in this prospectus supplement. As of the date hereof, the partners and associates of Shea Nerland Calnan, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan, is a member of the board of trustees of Calloway.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

PricewaterhouseCoopers LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated April 4, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned prospectus supplement of our report dated March 6, 2006 on the consolidated balance sheet of the Trust as at December 31, 2005 and the consolidated statements of income, equity and cash flows for the year ended December 31, 2005.

Toronto, Ontario
April 4, 2006

(signed) *"PricewaterhouseCoopers LLP"*
Chartered Accountants

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated April 4, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned prospectus supplement of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

Calgary, Alberta
April 4, 2006

(signed) *"Kenway Mack Slusarchuk Stewart LLP"*
Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the prospectus supplement dated April 4, 2006 to a short form base shelf prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of units (in combination the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario
April 4, 2006

(signed) *"KPMG LLP"*
Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated April 4, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario
April 4, 2006

(signed) *"The Sacks Partnership"*
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: April 4, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada.

CIBC WORLD MARKETS INC.

By: (Signed) ALLAN S. KIMBERLEY

RBC DOMINION SECURITIES INC.

By: (Signed) DAVID M. DULBERG

TD SECURITIES INC.

BY: (SIGNED) ROBERT MCKEE

BMO NESBITT BURNS INC.

By: (Signed) STEPHEN TILLER

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG J. SHANNON

DESJARDINS SECURITIES INC.

By: (Signed) JEFFREY F. OLIN

SCOTIA CAPITAL INC.

By: (Signed) STEPHEN SENDER

CANACCORD CAPITAL CORPORATION

By: (Signed) RON RIMER

HSBC SECURITIES (CANADA) INC.

By: (Signed) JEFFREY B. ALLSOP





PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499
Direct Tel. +1 416 218 1040
Direct Fax +1 416 814 3220

April 4, 2006

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

We refer to the base short form prospectus of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 and the prospectus supplement of the Trust dated April 4, 2006 relating to the sale and issue of 8,500,000 Units.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated March 6, 2006 to the Trustees of the Trust on the following consolidated financial statements of the Trust:

- Balance sheet as at December 31, 2005; and
- Statements of income, equity and cash flows for the year ended December 31, 2005.

We report that we have read the base short form prospectus and the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

SHEA NERLAND CALNAN

BARRISTERS AND SOLICITORS

1900, 715 - 5th Avenue S.W.
Calgary, Alberta T2P 2X6

Telephone (403) 299-9600
Facsimile (403) 299-9601

File No.: 20-15699
Via SEDAR

DAVID M. CALNAN
Direct Line: (403) 299-9606
Assistant: Laura Mayer
Direct Line: (403) 299-9609

April 4, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

Dear Sirs:

RE: PROSPECTUS SUPPLEMENT DATED APRIL 4, 2006 OF CALLOWAY REAL ESTATE INVESTMENT TRUST (THE "ISSUER")

We refer to the base shelf short form prospectus of the Issuer dated September 14, 2005 (the "Prospectus") and the prospectus supplement of the Issuer dated April 4, 2006 (the "Supplement") relating to the distribution of securities of the Issuer.

We hereby consent to the use of our firm name on the face page of each of the Prospectus and the Supplement and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Supplement and to the reference to our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Further, we confirm that we have read the Prospectus and the Supplement and have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Alberta)) in the information contained in the Prospectus and the Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions and similar regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or the Supplement or any other similar document and is not to be relied upon for any other purpose and is provided to such

securities commissions and similar regulatory authorities pursuant to the requirements of applicable securities legislation.

We trust the above is satisfactory. We look forward to receiving your comments with respect to this matter.

Sincerely,

SHEA NERLAND CALNAN

(signed) "David M. Calnan"

JB:vc
Enclosures

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812
Facsimile: 416 868-0673
mccarthy.ca

April 4, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Calloway Real Estate Investment Trust (the "Trust")
Prospectus Supplement dated April 4, 2006 to the (Final) Base Shelf Short Form Prospectus dated September 14, 2005**

We hereby consent to the reference to our name on the cover page and under the heading "Interests of Experts" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated April 4, 2006 to the (final) base shelf short form prospectus dated September 14, 2005 (the "Prospectus") relating to the offering of units of the Trust.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions or that is within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

McCarthy Tétrault LLP

McCarthy Tétrault LLP TDO-CORP #7172476 v. 1



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca



April 4, 2006

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Division, Department of Government Services
Prince Edward Island Securities Office
TSX Exchange

Dear Sirs:

Re: Calloway Real Estate Investment Trust

We refer to the Base Shelf Short Form Prospectus (the "Prospectus") of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 relating to the issuance and sale of trust securities and the Prospectus Supplement of the Trust dated April 4, 2006 relating to the issuance and sale of units of the Trust.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement of our report dated February 19, 2005 (except note 22 which is dated March 2, 2005) on the following financial statements:

Consolidated Balance Sheets as at December 31, 2004 and 2003.

Consolidated Statements of Income, Unitholders' Equity and Cash Flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



Member of DFK International
with affiliated offices worldwide

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004

We report that we have read the Prospectus and the above mentioned prospectus supplement and we have complied with Canadian generally accepted standards for an auditor's involvement (in our case, a "former auditors' involvement") with offering documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Chartered Accountants



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs/Mesdames:

Re: Calloway Real Estate Investment Trust (the "Calloway Trust")

We refer to the prospectus supplement dated April 4, 2006 to a short form base shelf prospectus of Calloway Real Estate Investment Trust dated September 14, 2005 relating to the sale and issue of units (in combination the "Prospectus).

We consent to the use through incorporation by reference in the above mentioned Prospectus of our report dated February 10, 2005 to the Partners of the Wal-Mart - First - Pro Realty Partnership on the following financial information:

- Schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002.

We also consent to the use through incorporation by reference in the above mentioned Prospectus of our report dated April 29, 2005 to the Co-owners of the Wal-Mart - First Pro Realty Co-ownerships on the following financial information:

- Schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003.

Finally, we also consent to the use in the above mentioned Prospectus of our reports dated April 29, 2005 to the Co-owners of the Wal-Mart – First Pro Realty Co-ownerships on the following financial information:

- Schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003.

- Schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003.

KPMG

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the schedules of combined net operations upon which we have reported or that are within our knowledge as a result of our audit of such schedules of combined net operations.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
April 4, 2006

April 4, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission

Dear Sirs:

Re: Calloway Real Estate Investment Trust (the "Calloway Trust")

We refer to the base shelf short form prospectus of Calloway Trust dated September 14, 2005 relating to the issuance and sale of trust securities, and the prospectus supplement of Calloway Trust dated April 4, 2006 relating to the issuance and sale of units.

We consent to the use through incorporation by reference in the prospectus supplement of our report dated May 17, 2005 to the Owners of Centres V Phase III on the schedule of combined net operations of Centres V Phase III for the years ended December 31, 2004 and 2003.

We report that we have read the base shelf short form prospectus and the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial information upon which we have reported, or that are within our knowledge as a result of our audit of such financial information.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

The Sacks Partnership

Chartered Accountants



PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated September 14, 2005

This prospectus supplement together with the short form base shelf prospectus to which it relates dated September 14, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons.

New Issue — *October 10, 2006*



$250,000,000
5.37% Series B Debentures Due October 12, 2016
(Senior Unsecured)

Interest on the 5.37% Series B Debentures (the "**Debentures**") of Calloway Real Estate Investment Trust ("**Calloway**") will be payable semi-annually in arrears on October 12 and April 12 in each year commencing April 12, 2007. The Debentures will mature on October 12, 2016. Please see "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this prospectus supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. See "Risk Factors".

	Price to Calloway(1)	Underwriters' Fee	Net Proceeds to Calloway(2)(3)
Per $100 principal amount of Debenture	$99.9066	$0.70	$99.2066
Total	$249,766,500	$1,750,000	$248,016,500

(1) **The Debentures have been priced to yield 5.382% if held to maturity.**
(2) Plus accrued interest, if any, from October 12, 2006 to the date of delivery.
(3) Before deducting the expenses of the offering, not including the Underwriters' Fee, estimated to be approximately $400,000.

RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (the "**Underwriters**") have agreed to purchase the Debentures from Calloway at 99.9066% of their principal amount, plus accrued interest (if any) from October 12, 2006 to the date of delivery, subject to the terms and conditions of the Underwriting Agreement described under "Plan of Distribution".

The Underwriters are subsidiaries of separate Canadian chartered banks which are lenders to Calloway. Consequently, Calloway may be considered to be a "connected issuer" of the Underwriters under applicable Canadian securities legislation. See "Relationship Between Calloway and the Underwriters".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by Calloway and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Calloway by Shea Nerland Calnan LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

Calloway has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on October 12, 2006 or on such other date as Calloway and the Underwriters may agree but, in any event, not later than October 19, 2006 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

October 10, 2006

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Division, Department of Government Services
Prince Edward Island Securities Office
TSX Exchange

Dear Sirs:

Re: Calloway Real Estate Investment Trust

We refer to the Base Shelf Short Form Prospectus (the "Prospectus") of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 relating to the issuance and sale of trust securities and the Prospectus Supplement of the Trust dated October 10, 2006 relating to the issuance and sale of senior unsecured debentures.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement of our report dated February 19, 2005 (except note 22 which is dated March 2, 2005) on the following financial statements:

Consolidated Balance Sheets as at December 31, 2004 and 2003.

Consolidated Statements of Income, Unitholders' Equity and Cash Flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004

We report that we have read the Prospectus and the above mentioned prospectus supplement and we have complied with Canadian generally accepted standards for an auditor's involvement (in our case, a "former auditors' involvement") with offering documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Chartered Accountants



PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499
Direct Tel. +1 416 228 1040
Direct Fax +1 416 814 3220

October 10, 2006

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

We refer to the base short form prospectus of Calloway Real Estate Investment Trust (the "Trust") dated September 14, 2005 and the prospectus supplement of the Trust dated October 10, 2006 relating to the sale and issue of $250 million 5.37% Series B Debentures due October 12, 2016.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated March 6, 2006 to the Trustees of the Trust on the following consolidated financial statements of the Trust:

- Balance sheet as at December 31, 2005; and
- Statements of income, equity and cash flows for the year ended December 31, 2005.

We report that we have read the base short form prospectus and the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are

PRICEWATERHOUSECOOPERS

derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

// SHEA NERLAND CALNAN LLP

BARRISTERS AND SOLICITORS

2800, 715 - 5th Avenue S.W.
Calgary, Alberta T2P 2X6

Telephone (403) 299-9600
Facsimile (403) 299-9601

File No.: 20-16061
Via SEDAR

DAVID M. CALNAN
Direct Line: (403) 299-9606
Assistant: Laura Mayer
Direct Line: (403) 299-9609

October 10, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission

Dear Sirs:

RE: PROSPECTUS SUPPLEMENT DATED OCTOBER 10, 2006 OF CALLOWAY REAL ESTATE INVESTMENT TRUST (THE "ISSUER")

We refer to the base shelf short form prospectus of the Issuer dated September 14, 2005 (the "Prospectus") and the prospectus supplement of the Issuer dated October 10, 2006 (the "Supplement") relating to the distribution of securities of the Issuer.

We hereby consent to the use of our firm name on the face page of each of the Prospectus and the Supplement and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Supplement and to the reference to our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Further, we confirm that we have read the Prospectus and the Supplement and have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Alberta)) in the information contained in the Prospectus and the Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions and similar regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or the Supplement or any other similar document and is not to be relied upon for any other purpose and is provided to such securities commissions and similar regulatory authorities pursuant to the requirements of applicable securities legislation.

We trust the above is satisfactory. We look forward to receiving your comments with respect to this matter.

Sincerely,
SHEA NERLAND CALNAN LLP

(signed) "David M. Calnan"

JB:vc
Enclosures

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812
Facsimile: 416 868-0673
mccarthy.ca

October 10, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Calloway Real Estate Investment Trust (the "Trust")
Prospectus Supplement dated October 10, 2006 to the (Final) Base Shelf Short Form Prospectus dated September 14, 2005**

We hereby consent to the reference to our name on the cover page and under the heading "Interests of Experts" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated October 10, 2006 to the (final) base shelf short form prospectus dated September 14, 2005 (the "Prospectus") relating to the offering of debentures of the Trust.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions or that is within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

McCarthy Tétrault LLP

McCarthy Tétrault LLP TDO-CORP #7201714 v. 1



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs/Mesdames:

Re: Calloway Real Estate Investment Trust (the "Calloway Trust")

We refer to the prospectus supplement dated October 10, 2006 to a short form base shelf prospectus of Calloway Real Estate Investment Trust dated September 14, 2005 relating to the sale and issue of senior unsecured debentures (in combination the "Prospectus).

We consent to the use through incorporation by reference in the above mentioned Prospectus of our report dated February 10, 2005 to the Partners of the Wal-Mart - First - Pro Realty Partnership on the following financial information:

- Schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002.

We also consent to the use through incorporation by reference in the above mentioned Prospectus of our report dated April 29, 2005 to the Co-owners of the Wal-Mart - First Pro Realty Co-ownerships on the following financial information:

- Schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003.

Finally, we also consent to the use in the above mentioned Prospectus of our reports dated April 29, 2005 to the Co-owners of the Wal-Mart – First Pro Realty Co-ownerships on the following financial information:

- Schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003.

- Schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003.



We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the schedules of combined net operations upon which we have reported or that are within our knowledge as a result of our audit of such schedules of combined net operations.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
October 10, 2006

The Sacks Partnership

CHARTERED ACCOUNTANTS

"Developers of Creative Solutions"

October 10, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Autorite des marches financiers
Saskatchewan Financial Services Commission

Dear Sirs:

Re: Calloway Real Estate Investment Trust (the "Calloway Trust")

We refer to the base shelf short form prospectus of Calloway Trust dated September 14, 2005 relating to the issuance and sale of trust securities, and the prospectus supplement of Calloway Trust dated October 10, 2006 relating to the issuance and sale of senior unsecured debentures.

We consent to the use through incorporation by reference in the prospectus supplement of our report dated May 17, 2005 to the Owners of Centres V Phase III on the schedule of combined net operations of Centres V Phase III for the years ended December 31, 2004 and 2003.

We report that we have read the base shelf short form prospectus and the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial information upon which we have reported, or that are within our knowledge as a result of our audit of such financial information.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

The Sacks Partnership

Chartered Accountants

23 Lesmill Road Suite 418 Toronto Ontario M3B 3P6 Telephone (416) 444-1500 / Facsimile (416) 444-2121
www.sackspartneship.com

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated September 14, 2005

This prospectus supplement together with the short form base shelf prospectus to which it relates dated September 14, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, ("U.S. Securities Act") or any state securities laws and, unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act, may not be offered, sold, reoffered, resold or delivered, directly or indirectly, in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act). This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

New Issue — *November 21, 2006*


CALLOWAY
REAL ESTATE INVESTMENT TRUST

$225,024,000

7,680,000 Units

This offering (the "**Offering**") consists of 7,680,000 units ("**Units**") in Calloway Real Estate Investment Trust ("**Calloway**" or the "**Trust**") at a price of $29.30 per Unit (the "**Offering Price**") pursuant to an underwriting agreement dated November 21, 2006 (the "**Underwriting Agreement**") between Calloway and CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., Canaccord Capital Corporation, Dundee Securities Corporation and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"). The Offering Price was determined by negotiation between Calloway and the Underwriters. The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "CWT.UN". Calloway has obtained conditional approval to list the additional Units to be distributed under this prospectus supplement, together with the short form base shelf prospectus of Calloway dated September 14, 2005 (the "Short Form Prospectus"), on the TSX. Listing is subject to Calloway fulfilling the requirements of the TSX as set out in their conditional approval. The closing price of the Units on the TSX on November 16, 2006, the last trading day prior to the announcement of the Offering, was $29.83. Calloway is an unincorporated "open-end" trust constituted in accordance with the laws of the Province of Alberta, pursuant to a declaration of trust that was most recently amended and restated as of May 16, 2006 (the "**Declaration of Trust**"). Calloway was created to invest in income-producing rental properties located in Canada.

Price: $29.30 per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust [(1)]
Per Unit	$29.30	$1.172	$28.128
Total[(2) (3) (4)]	$225,024,000	$9,000,960	$216,023,040

Notes:

(1) Before deducting expenses of the Offering, estimated to be $375,000 that, together with the Underwriters' fee, will be paid from the proceeds of the Offering.

(2) Calloway has granted the Underwriters an option (the "**Underwriters' Option**"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to 1,200,000 additional Units on the same terms set forth above. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Underwriters' Option and the distribution of any Units issuable on the exercise of such option. See "Plan of Distribution".

(3) Calloway has also granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable for a period of 30 days from the date of closing of the Offering, to purchase up to 1,332,000 additional Units on the same terms set forth above, to cover over-allotments, if any, and for market stabilization purposes. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Over-Allotment Option and the distribution of any Units issuable on the exercise of such option. See "Plan of Distribution".

(4) If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the total price to the public relating to the Offering, the Underwriters' fee and the net proceeds to Calloway before deducting the expenses of the Offering will be $299,211,600, $11,968,464 and $287,243,136, respectively.

A return on an investment in Units of Calloway is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in Units is at risk, and any anticipated return on an investment in Units is based on many performance assumptions. Although Calloway intends to make distributions of a significant percentage of its available cash to its Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of Calloway to make cash distributions and the actual amount distributed will be dependant upon, among other things, the financial performance of the properties in its property portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline for a variety of reasons including if Calloway is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for a person making an investment in Units of Calloway to consider the particular risk factors that may affect both Calloway and the real estate industry in which Calloway operates and which may therefore affect the stability of the cash distributions on the Units of Calloway. See the section entitled "Risk Factors" which describes Calloway's assessment of those risk factors as well as the potential consequences to a Unitholder if a risk should occur. Calloway has obtained a DBRS stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

The after-tax return from an investment in Units to Unitholders that is subject to Canadian income tax can be made up of both a "return on" and a "return of" capital. That composition may change over time, thus affecting a Unitholder's after-tax return. Returns on capital are generally taxed as ordinary income, capital gains or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the unit for tax purposes). See "Canadian Federal Income Tax Considerations".

The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Trust qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "Tax Act") and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of the Act or any other legislation. The Units offered hereby will be eligible for investment under certain statutes as set out under "Eligibility for Investment".

In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Further, the Underwriters may offer the Units to the public at a price lower than the Offering Price of $29.30 per Unit. See "Plan of Distribution".

In connection with this Offering, the Trust may be considered a "connected issuer" of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc. and HSBC Securities (Canada) Inc. under applicable laws. Merrill Lynch Canada Inc. and the Canadian chartered bank affiliates of each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. (the "**Lenders**") are lenders to the Trust. Calloway is in compliance with all material terms and conditions of its credit facilities and mortgage loans with the Lenders. See "Relationship Between Calloway and Certain of the Underwriters".

The Underwriters, as principal, conditionally offer the Units, subject to prior sale, if, as and when issued, sold and delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Shea Nerland Calnan LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Units will be available for delivery at closing which is expected to occur on or about November 30, 2006, or such later date as the Trust and the Underwriters may agree, but in any event no later than December 7, 2006.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements in this prospectus supplement and in the documents incorporated by reference herein are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this prospectus supplement and in the documents incorporated by reference herein are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward looking statements contained directly in this prospectus supplement reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with real property ownership, debt financing, general uninsured losses, developments, future property acquisitions, competition for real property investments, environmental matters, land leases, potential conflicts of interest, capital requirements, reliance on key personnel, volatility of unit prices, cash distributions not being guaranteed, returns of capital, availability of cash flow, tax related matters, structural subordination of the Units, restrictions on redemptions of Units, distribution of securities on redemption of Units or termination of the Trust, Unitholder liability, the nature of the Units, potential dilution, the control of a significant number of the voting securities of the Trust by a significant Unitholder, credit ratings and stability ratings. Although the forward looking statements contained in this prospectus supplement and in the documents incorporated by reference are based upon what management believed to be reasonable assumptions at the time such statements were made, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward looking statements contained in this prospectus supplement and in the documents incorporated by reference herein are expressly qualified in their entirely by this cautionary statement. The forward looking statements contained in this prospectus supplement are made as at the date of this prospectus supplement, and the forward looking statements contained in the documents incorporated by reference herein are made as of the date of such documents, and Calloway assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances unless otherwise required by applicable securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Short Form Prospectus as of the date hereof solely for the purpose of the Offering.

In addition, the following documents, filed by Calloway with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) Calloway's management information circular dated March 10, 2006 regarding Calloway's annual and special meeting of unitholders held on May 16, 2006;

(b) Calloway's annual information form dated March 10, 2006;

(c) Calloway's audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2005 together with the auditors' report thereon, all of which can be found on pages 39 to 79 of Calloway's annual report for the fiscal year ended December 31, 2005, and including management's discussion and analysis relating thereto which can be found on pages 13 to 36 of Calloway's annual report for the fiscal year ended December 31, 2005;

(d) Calloway's audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2004, together with the auditors report thereon;

(e) Calloway's unaudited consolidated comparative financial statements and the notes thereto for the three and nine month periods ended September 30, 2006 and 2005 and management's discussion and analysis relating thereto;

(f) Calloway's material change report dated March 31, 2006 regarding an offering of trust units;

(g) Calloway's material change report dated October 12, 2006 regarding an offering of unsecured debentures;

(h) Calloway's material change report dated October 26, 2006 regarding conditional agreements to acquire or lease interests in 16 properties; and

(i) the following portions of the management information circular of Calloway dated June 9, 2005:

    (i) the unaudited pro forma consolidated balance sheet of Calloway as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004, together with the notes thereto and the compilation report thereon, all of which can be found in Schedule B to that information circular;

    (ii) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase I**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular;

    (iii) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase II**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular; and

    (iv) the schedules of combined net operations relating to certain properties acquired by Calloway (the "**Centres V Phase III**") for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the three month periods ended March 31, 2005 and 2004, all of which can be found in Schedule B to that information circular.

It is hereby noted that the following documents are incorporated, or deemed to be incorporated, by reference into Calloway's annual information form dated March 10, 2006 which document is specifically incorporated by reference into this prospectus supplement:

(a) the business acquisition report of Calloway dated February 11, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase I Centres**") of Calloway for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative schedules of combined net operations for such acquisitions for the nine month periods ended September 30, 2004 and 2003, all of which can be found at pages 19 to 24 of that business acquisition report; and

(b) the business acquisition report of Calloway dated May 10, 2005 including the audited schedules of combined net operations for certain prior acquisitions (the "**Phase II Centres**") of Calloway for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, all of which can be found at pages 6 to 10 of that business acquisition report.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by Calloway with a securities regulatory authority in Canada after the date of this prospectus supplement and prior to the completion or withdrawal of the distribution of the Units are deemed to be incorporated by reference in this prospectus supplement.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the Offering will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Calloway Real Estate Investment Trust at Suite 200, 700 Applewood Crescent, Vaughan, Ontario L4K 5X3 (Telephone (905) 326-6400 Extension 7631). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the issuer at the above-mentioned address and telephone number.

RECENT DEVELOPMENTS

Calloway has entered into a conditional letter agreement with SmartCentres group of companies ("SmartCentres") whereby the parties set out terms under which Calloway will agree to acquire or lease interests in 16 properties from SmartCentres and various third party vendors. The letter agreement also contemplates that Calloway will internalize the management of the majority of its existing portfolio of shopping centres. The aggregate consideration contemplated in the letter agreement is approximately $442 million with additional amounts payable as the recently constructed properties and raw land are built out.

The 16 properties contemplated by the letter agreement comprise 9 operating shopping centres, containing over 1.6 million square feet of leased area and 0.6 million square feet of expansion potential, and 7 development properties with 1.8 million square feet of potential leaseable area.

Calloway anticipates that the initial purchase price will be comprised of approximately $382 million for the operating properties, $44 million for the undeveloped land and $14 million to internalize the property management on 112 Calloway properties. It is anticipated that the transaction will be financed in part by the assumption of debt in the amount of approximately $235 million and the issuance to the vendors of units of Calloway's subsidiary limited partnership in the amount of approximately $60 million, priced pursuant to a formula reflecting the current market price of Calloway's Units and convertible into Calloway Units on a one-for-one basis. The balance of the purchase price will be paid in cash from the surplus proceeds of Calloway's recently completed 5.37%, 10-year unsecured debt offering.

The 16 properties include over 2.4 million square feet in future development, which will be completed by SmartCentres under development agreements. Calloway estimates that it will invest an additional $555 million in these properties as new buildings are completed and leased. SmartCentres will have the option to provide up to $140 million in financing for these developments, by subscribing for Calloway Units or exchangeable limited partnership units at a price per unit, based on a 25-cent premium to the price of the units issued to SmartCentres as part of the purchase price. Under certain circumstances payments for the additional developments may be deferred and the price per unit adjusted. Interests in five properties, for initial consideration of $222 million, will be by way of prepaid 80-year leases, with an option to acquire the free-hold interest at the end of the term for approximately $250 million, adjusted for the impact of build outs completed subsequent to the acquisitions.

Calloway is currently negotiating the terms of the binding purchase and sale agreements in respect of the foregoing acquisition with SmartCentres and the various third party vendors. Calloway expects that these agreements will be executed and that these acquisitions will close in December 2006. There can be no guarantee that such acquisitions will close or that they will close on the foregoing terms.

Mr. Mitchell Goldhar, President and CEO of SmartCentres and a part owner, through SmartCentres, of interests in the 16 properties, owns approximately 9 million Units of Calloway and a further 10.85 million securities of a subsidiary limited partnership that are convertible into Calloway Units on a one-for-one basis. As such, Mr. Goldhar currently owns a 24.5% equity interest in Calloway. However, Mr. Goldhar maintains a 25% voting interest in Calloway. Following completion of the transaction, and assuming completion of this Offering, it is anticipated that Mr. Goldhar will own a 22.0% equity interest in Calloway but maintain a 25% voting interest in Calloway. SmartCentres has three representatives on the Calloway Board of Trustees. As a result of Mr. Goldhar's financial interest in this transaction, the SmartCentres representatives have and will continue to abstain from voting on this transaction at both the Board and Investment Committee levels.

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the prudent investor standards and the general provisions and restrictions of the following statutes (and the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the purchase of the Units offered hereunder would not, if the date hereof was the date of the closing of the Offering, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)
The Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
The Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
An Act respecting insurance (Québec) (for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
An Act respecting trust companies and savings companies (Québec) (for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company (as defined therein) investing its funds)
Supplemental Pension Plans Act (Québec)

In the opinion of Shea Nerland Calnan LLP, counsel for Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, provided that Calloway qualifies as a mutual fund trust under the Tax Act, the Units would, if issued on the date hereof, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

STABILITY RATING

Dominion Bond Rating Service Limited ("**DBRS**") provides stability ratings for real estate investment trusts ("**REITs**") and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). DBRS has provided Calloway with stability rating of STA-3 (high). This rating category reflects good stability and sustainability of distributions per unit.

There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, Calloway has agreed to sell and the Underwriters have severally agreed to purchase on November 30, 2006, or on such later date as may be agreed upon, but in any event not later than December 7, 2006, an aggregate of 7,680,000 Units at a purchase price of $29.30 per Unit, for an aggregate gross consideration of $225,024,000, payable in cash to Calloway by the Underwriters against delivery of the Units on the closing of the Offering. The Underwriters will receive an aggregate fee of $9,000,960 (or 4% of the gross proceeds of the Offering). See "Use of Proceeds". Calloway has granted the Underwriters an option (the "**Underwriters' Option**"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to 1,200,000 additional Units on the same terms set forth above. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Underwriters' Option and the distribution of any Units issuable on the exercise of such option. Calloway has also granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable for a period of 30 days from the date of closing of the Offering, to purchase up to 1,332,000 additional Units on the same terms set forth above, to cover over-allotments, if any, and for market stabilization purposes. This prospectus supplement, together with the Short Form Prospectus, also qualifies the granting of the Over-Allotment Option and the distribution of any Units issuable on the exercise of such option. If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the total price to the public relating to the Offering, the Underwriters' fee and the net proceeds to Calloway before deducting the expenses of the Offering will be $299,211,600, $11,968,464 and $287,243,136, respectively.

The offered Units shall be identical in terms to all other Units.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase their allotment of the Units, the remaining Underwriter or Underwriters may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters who failed to purchase. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement. Calloway has agreed to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

This Offering is being made in each of the Provinces of Canada. The Units offered hereunder have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**") or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. In connection with the Offering, a portion of the Units may be sold in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) pursuant to Rule 144A under the U.S. Securities Act. Institutional "accredited investors" (as defined in Regulation D under the U.S. Securities Act) designated by the Underwriters may also purchase

Units directly from the Trust in transactions exempt from registration under Rule 506 of Regulation D. Any offers or sales of Units in the United States will be made by U.S. affiliates of the Underwriters.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act, if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Pursuant to policy statements of the Ontario Securities Commission and the Autorite des marches financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Units to the public at the Offering Price of $29.30 per Unit. After the Underwriters have made a reasonable effort to sell all of Units at that price, the Offering Price to the public may be decreased and may be further changed from time to time to an amount not greater than $29.30, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the price paid by the Underwriters to Calloway.

The TSX has conditionally approved the listing of the Units to be distributed under this prospectus supplement. Listing will be subject to the Fund fulfilling all of the requirements of the TSX on or before February 16, 2007.

Calloway has agreed with the Underwriters not to issue or sell Units, other equity securities or other securities convertible or exchangeable into equity securities (or agree to do so or publicly announce any intention to do so) for a period of 90 days following the date of closing of the Offering, without the prior consent of the Underwriters, other than in connection with specific types of transactions.

CONSOLIDATED CAPITALIZATION

As at September 30, 2006, the end of the most recently completed interim period of Calloway for which financial statements of Calloway have been filed in accordance with applicable Canadian securities legislation, Calloway had 67,112,864 trust units ("**Units**") and 14,002,541 Exchangeable Securities (as defined below) outstanding for a total of 81,115,405 Units and Exchangeable Securities in aggregate. "**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than Calloway that are convertible or exchangeable directly for Units of Calloway without the payment of additional consideration therefore. Since September 30, 2006, there have been no material changes in the capitalization of Calloway other than the issuance of:

(a) 62,623 Units issued pursuant to the distribution reinvestment plan of Calloway; and

(b) 26,291 Units issued upon the exercise of the conversion option of the outstanding convertible debentures of Calloway.

As such, as at November 21, 2006, Calloway had 67,201,778 Units and 14,002,541 Exchangeable Securities outstanding for a total of 81,204,319 Units and Exchangeable Securities in aggregate. As at November 21, 2006 and assuming completion of this Offering (but not the exercise, if any, of any portion of either the Underwriters' Option or the Over-Allotment Option), Calloway will have 74,881,778 Units and 14,002,541 Exchangeable Securities outstanding for a total of 88,884,319 Units and Exchangeable Securities in aggregate.

As at September 30, 2006, the indebtedness of Calloway, consisting of mortgages payable, development loans, unsecured debentures, convertible debentures and revolving operating facilities was approximately $1,585,394,000. Since that time, as of October 31, 2006, the net indebtedness of Calloway has increased by approximately $167,756,000

including an increase of approximately $15,156,000 in connection with acquisition and development activity, an increase of $250,000,000 as a result of Calloway's offering of unsecured debentures in October, offset by a decrease of approximately $97,400,000 as a result of the use of a portion of the net proceeds of that offering to repay a portion of indebtedness.

RELATIONSHIP BETWEEN CALLOWAY AND CERTAIN OF THE UNDERWRITERS

In connection with this Offering, Calloway may be considered a "connected issuer" to CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc. and HSBC Securities (Canada) Inc. under applicable securities laws. Merrill Lynch Canada Inc. and the Canadian chartered bank affiliates of each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., and HSBC Securities (Canada) Inc. (the "**Lenders**") are lenders under credit facilities or mortgage loans (the "**Facilities**") provided to Calloway, and the Facilities are secured by, among other things, first priority charges over specific properties of Calloway, general security interests over the secured properties and a general assignment of rents over the secured properties. As at September 30, 2006, a total of approximately $168,144,319 was outstanding under the Facilities. Subsequent to September 30, 2006, Calloway repaid the entire outstanding amounts under its line of credit and acquisition facility with certain of the Lenders, such aggregate net amounts being approximately $97,400,000 with the net proceeds of its offering of unsecured debentures in October 2006. Calloway is in compliance with all material terms and conditions of the Facilities.

The terms, structuring and pricing of the Offering were determined solely by negotiation between Calloway and the Underwriters. The affiliated banks of each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., and HSBC Securities (Canada) Inc. did not play any role in those determinations or decisions. None of the proceeds of the Offering, except for that portion of the proceeds payable to the Underwriters for their fees and expenses, is expected to be applied for the benefit of CIBC World Markets Inc, RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc. or their respective affiliated banks.

USE OF PROCEEDS

The estimated net proceeds to Calloway from this Offering, after deducting the Underwriters' fee of $9,000,960 and the estimated expenses of this Offering of $375,000, will be approximately $215,648,040. If the Underwriters exercise both the Underwriters' Option and the Over-Allotment Option in full, the estimated net proceeds to Calloway from this Offering, after deducting the Underwriters' fee of $11,968,464 and the estimated expenses of this Offering of $375,000, will be approximately $286,868,136.

The net proceeds from the Offering will be used by Calloway to finance future acquisitions and for general trust purposes.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Shea Nerland Calnan LLP, counsel to Calloway, and McCarthy Tétrault LLP, counsel to the Underwriters, (together, "**Tax Counsel**"), the following summary describes, as of the date of this prospectus supplement, the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a prospective purchaser of Units pursuant to this prospectus supplement who, for purposes of the Tax Act, is resident in Canada, holds the Units as capital property and deals at arm's length with Calloway and is not affiliated with Calloway. Generally, Units will be considered to be capital property to a holder provided that the holder does not hold the Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" for the purposes of the "mark-to-market" rules, to a holder an interest in which is a "tax shelter investment" or to a holder that is a "specified financial institution", all as defined in the Tax Act. Such holders should consult their own tax advisors.

This summary is based upon the facts set out in this prospectus supplement and the Short Form Prospectus, the provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus supplement, Tax Counsel's understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the "**CRA**"), all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus supplement (the "**Tax Proposals**") and a certificate of Calloway as to certain factual matters. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. **Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Units. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Units based on their particular circumstances. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions herein described.** Prospective holders who propose to finance the acquisition of Units should consult their own advisors as to the application of the Draft Proposals to amend the Tax Act released October 31, 2003 relating to the deductibility of interest and other expenses.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding securities. All distributions on the Units to non-residents, whether in cash or Units, will be net of any applicable withholding taxes.

Status of the Trust

Calloway has advised counsel that Calloway is, and expects that it will continue to be on and after the closing of the Offering a unit trust and a mutual fund trust as defined in the Tax Act and has provided a factual certificate to support such advice. In order for Calloway to so qualify, it must satisfy various requirements, including a requirement that it not have been established or maintained primarily for the benefit of non-residents. The Declaration of Trust contains a limitation on non-resident ownership which provides that at no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49.9% of the Units outstanding and in the event such threshold is exceeded, the Declaration of Trust contains a mechanism to reduce the number of Units held by non-residents. If proposed amendments released by the Minister of Finance (Canada) on September 16, 2004, are enacted as proposed, Calloway may cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time after 2004 the fair market value of all Units held by non-residents or partnerships which are not "Canadian partnerships" as defined in the Tax Act (or any combination thereof) is more than 50% of the fair market of all issued and outstanding Units. The proposed amendments currently do not provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance (Canada) tabled a Notice of Ways and Means Motion that did not include these proposed changes. It is the understanding of the Tax Counsel that the Department of Finance (Canada) has suspended implementation of the proposed changes pending further consultation with interested parties. This summary therefore assumes that Calloway does and will continue to so qualify. If Calloway were not to qualify as a mutual fund trust under the Tax Act, the income tax consequences described below would in some respects be materially different.

Taxation of the Trust

Based in part on a certificate provided by Calloway as to the residence of its Trustees, Calloway will be treated as a resident of Canada for the purposes of the Tax Act. In general, Calloway is treated as an individual for tax purposes and is taxable on its income determined under the Tax Act from sources inside or outside Canada. Calloway is subject to tax in each taxation year (which will be the calendar year) on its taxable income for the year. The income of Calloway for the purposes of the Tax Act will include rents in respect of the properties included in its portfolio, and any taxable capital gain or recapture of capital cost allowance arising on the disposition of property owned by Calloway.

Calloway will generally be subject to tax under the Tax Act in respect of its net income and net realized capital gains in each taxation year except to the extent such net income and net realized capital gains are paid or payable in such year to Unitholders.

In computing its income, Calloway will generally be entitled to deduct its expenses incurred to earn such income, provided such expenses are reasonable and otherwise deductible. Calloway may deduct in computing its income for a year a portion of the reasonable expenses of the issue of Units paid by Calloway in accordance with the applicable rules in the Tax Act.

The Declaration of Trust provides that an amount (which may include net recapture income and net realized capital gains) will be payable to Unitholders such that Calloway will not be liable to pay tax under Part I of the Tax Act for such year. The Declaration of Trust provides that Calloway will deduct, for tax purposes, such amount of its net income and net realized capital gains as is paid or payable to Unitholders for the year and as is necessary to ensure that Calloway will not be subject to tax on its net income and net taxable capital gains under Part I of the Tax Act.

Calloway will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset Calloway's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by Calloway as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and will be deductible by Calloway in computing its income.

Losses incurred by Calloway cannot be allocated to Unitholders but may be deducted by Calloway in accordance with the Tax Act.

Taxation of Unitholders

A Unitholder is generally required to include in computing income for tax purposes in each year the portion of the income of Calloway for the year, including the taxable portion of net realized capital gains, determined for the purposes of the Tax Act, that is paid or payable to such holder in the year and that Calloway deducts in computing its income.

The Declaration of Trust provides that net income and net taxable gains for the purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances. The Declaration of Trust provides that Calloway will designate to the extent permitted by the Tax Act the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of Calloway. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

On the disposition or deemed disposition of a Unit, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption of Units which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses are described below.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The Declaration of Trust generally requires Calloway to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on Calloway's distribution policy, the amount distributed to Unitholders in a year may exceed the net income and net realized taxable capital gains of Calloway for that year. Such excess distributions will not be included in computing the income of Unitholders for tax purposes. However, a Unitholder is required to reduce the adjusted cost base of the Unitholder's Units by the amount paid or payable to the Unitholder by Calloway (other than the non-taxable portion of capital gains designated by Calloway) that was not included in computing the Unitholder's income and will realize a capital gain in the year to the extent the adjusted cost base of the Units would otherwise be a negative amount. The cost to a Unitholder of additional Units received in lieu of a cash

distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before the acquisition in accordance with the detailed provisions of the Tax Act.

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by Calloway in respect of a Unitholder will generally be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act.

Trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans will generally not be liable for tax in respect of any distributions received from Calloway or any capital gains arising on the disposition of the Units.

Income Trust Tax Proposals

On October 31, 2006, the Minister of Finance (Canada) announced proposed changes to the taxation of income trusts. The proposed changes (the "**October 31 Proposals**") were described generally in a backgrounder ("**Backgrounder**") released by the Department of Finance (Canada) and a subsequent Notice of Ways and Means Motion ("**Notice of Ways and Means Motion**") tabled October 31, 2006. To date, draft legislation relating to the October 31 Proposals has yet to be released.

Under the October 31 Proposals, certain publicly-traded flow-through entities referred to as "specified investment flow-throughs" or "SIFTs" will be taxed in a manner similar to the taxation of corporations and investors in SIFTs will be treated in a manner similar to shareholders of a corporation. Specifically, distributions to investors in SIFTs of income which is subject to tax under the October 31 Proposals will also be taxed in the hands of the investors as though it were a taxable dividend from a taxable Canadian corporation. Such dividend will be eligible for the proposed new enhanced dividend tax credit if paid to an individual resident in Canada. Distributions that are paid as a return of capital will not be subject to tax under the October 31 Proposals. These changes will generally take effect beginning with the 2007 taxation year for SIFTs that begin to be publicly-traded after October 2006, but will only apply beginning with the 2011 taxation year for those SIFTs that were publicly-traded prior to November 2006.

Under the October 31 Proposals, certain trusts that would otherwise be SIFTs will be excluded from the SIFTs definition. These are trusts (commonly known as "real estate investment trusts") that meet a series of conditions relating to the nature of their income and investments. Specifically, for a real estate investment trust to benefit from the exclusion from the SIFTs definition for a given taxation year, the trust must:

- at no time in the year hold any non-portfolio properties other than real property situated in Canada;
- have as not less than 95% of its income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);
- have as not less than 75% of its income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of, real property situated in Canada; and
- hold throughout the year real property situated in Canada, cash and debt or other obligations of governments in Canada (including crown corporations, etc.) with a total fair market value that is not less than 75% of its equity value.

"Real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions, but does not include depreciable property, the capital cost allowance rate for which is greater than 5%.

"Non-portfolio properties" will include Canadian resource properties, timber resource properties, and real properties situated in Canada, if the total fair market value of such properties held by the SIFT is greater than 50% of the total equity value of the SIFT. Non-portfolio properties also include investments in a "subject entity" if the SIFT holds

securities of the subject entity that have a fair market value greater than 10% of the subject entity's total equity value, or if the SIFT holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT. A subject entity will include corporations resident in Canada, trusts resident in Canada, and partnerships that meet certain Canadian residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as net realized capital gains and capital gains realized on the disposition of Units may increase the holder's liability for alternative minimum tax.

RISK FACTORS

There are risks associated with the Units being distributed under the Offering. In addition to the risks described herein, reference is made to the risks described in Calloway's annual information form dated March 10, 2006 and in Calloway's management's discussion and analysis of its results for the year ended December 31, 2005 and for the nine month period ended September 30, 2006 which documents are incorporated herein by reference.

Income Trust Tax Proposals

As noted under "Canadian Federal Income Tax Considerations – Income Trust Tax Proposals", the Minister of Finance (Canada) announced on October 31, 2006 proposed changes to the taxation of certain publicly-traded flow-through entities referred to as "specified investment flow-throughs" or "SIFTs". Under the October 31 Proposals, certain income trusts that would otherwise be SIFTs will be excluded from the SIFTs definition. These are income trusts (commonly known as "real estate investment trusts") that meet a series of conditions relating to the nature of their income and investments. Based on the Backgrounder and Notice of Ways and Means Motion, management of Calloway believes that it should meet the conditions for qualification for this exclusion; however, no final determination can be made until the legislation incorporating the October 31 Proposals is released. If, once the legislation incorporating the October 31 Proposals is released, it is determined that Calloway does not meet the conditions for qualification for this exclusion from the SIFTs definition, the October 31 Proposals will likely have a negative effect on Calloway and its Unitholders. Among other potential negative consequences to Calloway and its Unitholders, the October 31 Proposals may impact the future level of cash distributions made by Calloway. In particular, there can be no assurance that Calloway will be able to maintain the current level of distributions and the current portion of distributions that is treated as a non-taxable return of capital. If Calloway is not able to maintain or grow its current level of cash distributions, the market value of Calloway's Units may be negatively affected. If, under the specific legislation that is enacted to give effect to the October 31 Proposals, Calloway does not qualify for the exclusion from the SIFTs definition, Calloway would consider reorganizing its assets and operations in order to qualify for such exclusion, provided such a reorganization was in the best interests of the Unitholders.

Further, the Backgrounder indicates that the October 31 Proposals will apply to SIFTs, the units of which were publicly-traded before November, 2006, beginning with the 2011 taxation year of the trust. However, the Backgrounder also provides that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The Backgrounder provides, as an example, that, while there is now no intention to prevent existing SIFTs from normal growth prior to 2011, any undue expansion of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this to be revisited. As stated earlier, management of Calloway believes that it should meet the conditions for qualification for exclusion from the SIFTs definition; however, no final determination can be made until the legislation incorporating the October 31 Proposals is released. If, once the legislation incorporating the October 31 Proposals is released, it is determined that Calloway does not meet the conditions for qualification for the exclusion from the SIFTs definition, there can be no assurance that the Offering pursuant to this prospectus supplement would not be considered to be an undue expansion of Calloway within the meaning contemplated in the October 31 Proposals. In that event, the October 31 Proposals may apply to Calloway earlier than the 2011 taxation year which could have an earlier than otherwise anticipated negative impact on the level of cash distributions made by Calloway. Further, Calloway's success depends in large part on identifying suitable acquisition and development opportunities and completing such acquisitions and developments. Also, Calloway accesses the capital markets from time-to-time to fund such acquisitions and developments. If Calloway were to be unable to raise additional

funds through the issuance of debt, equity or equity-related securities, certain of its acquisition or development activities may be curtailed. As such, if once the legislation incorporating the October 31 Proposals is released, it is determined that Calloway does not meet the conditions for qualification for the exclusion from the SIFTs definition, the October 31 Proposals may prevent Calloway from growing its business.

Management of Calloway believes that it should meet the conditions for qualification for exclusion from the SIFTs definition; however, no final determination can be made until the legislation incorporating the October 31 Proposals is released. Assuming that Calloway meets the conditions for qualification for this exclusion, Calloway intends to structure its business and affairs so that it will continue to meet such conditions. If, once the legislation incorporating the October 31 Proposals is released, it is determined that Calloway does not meet the conditions for qualification for this exclusion from the SIFTs definition, the ability of Calloway to continue to acquire income producing properties without attracting an earlier application of the October 31 Proposals may be uncertain. Further, the expected effect of such taxation on Calloway's existing distributions may be uncertain. Further, the effect of the October 31 Proposals on the market for Units and SIFT units generally and the ability of Calloway to finance future acquisitions through the issue of Units or other securities is uncertain.

Proposed Acquisition

As noted under "Recent Developments", Calloway has entered into a conditional letter agreement with SmartCentres whereby the parties set out terms under which Calloway will agree to acquire or lease interests in 16 properties from SmartCentres and various third party vendors. The proposed transaction is subject to normal commercial risks that it will not close on the terms negotiated or at all. Further, there can be no assurance that Calloway will receive any or all requisite third party consents for the proposed transaction.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Units offered by this prospectus supplement, together with the Short Form Prospectus, will be passed upon at the date of closing on behalf of Calloway by Shea Nerland Calnan LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. Further, each of Shea Nerland Calnan LLP and McCarthy Tétrault LLP are named as having provided certain legal opinions included in this prospectus supplement. As of the date hereof, the partners and associates of Shea Nerland Calnan LLP, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Units of Calloway. David M. Calnan, a partner of Shea Nerland Calnan LLP, is a member of the board of trustees of Calloway.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

PricewaterhouseCoopers LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the

Trust dated November 21, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned prospectus supplement of our report dated March 6, 2006 on the consolidated balance sheet of the Trust as at December 31, 2005 and the consolidated statements of income, equity and cash flows for the year ended December 31, 2005.

Toronto, Ontario
November 21, 2006

(signed) *"PricewaterhouseCoopers LLP"*
Chartered Accountants

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated November 21, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned prospectus supplement of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated February 11, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated May 5, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004.

We also consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

Calgary, Alberta
November 21, 2006

(signed) *"Kenway Mack Slusarchuk Stewart LLP"*
Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the prospectus supplement dated November 21, 2006 to a short form base shelf prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of units (in combination the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use through incorporation by reference in the above-mentioned Prospectus of our report to the co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario
November 21, 2006

(signed) *"KPMG LLP"*
Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the base shelf short form prospectus of Calloway Real Estate Investment Trust (the "**Trust**") dated September 14, 2005 relating to the issuance and sale of Trust Securities, and the prospectus supplement of the Trust dated November 21, 2006 relating to the issuance and sale of Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned prospectus supplement of our report to the owners of Centres V Phase III on the schedule of combined net operations relating to Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario
November 21, 2006

(signed) *"The Sacks Partnership"*
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: November 21, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) ALLAN S. KIMBERLEY

RBC DOMINION SECURITIES INC.

By: (Signed) DAVID M. DULBERG

BMO NESBITT BURNS INC.

By: (Signed) STEPHEN TILLER

SCOTIA CAPITAL INC.

By: (Signed) STEPHEN SENDER

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG J. SHANNON

TD SECURITIES INC.

By: (Signed) RAGHUNATH DAVLOOR

DESJARDINS SECURITIES INC.

By: (Signed) JEFFREY F. OLIN

MERRILL LYNCH CANADA INC.

By: (Signed) GEOFF COHEN

CANACCORD CAPITAL CORPORATION

By: (Signed) RON RIMER

DUNDEE SECURITIES CORPORATION

By: (Signed) ANDREA RUDNICK

HSBC SECURITIES (CANADA) INC.

By: (Signed) JEFFREY B. ALLSOP

CALLOWAY REAL ESTATE INVESTMENT TRUST

- and –

CIBC WORLD MARKETS INC.

-and-

SCOTIA CAPITAL INC.

-and-

DESJARDINS SECURITIES INC.

-and-

RBC DOMINION SECURITIES INC.

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MERRILL LYNCH CANADA INC.

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NATIONAL BANK FINANCIAL INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of Subscription Receipts

Dated June 22, 2005

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 22nd day June, 2005.

B E T W E E N:

CALLOWAY REAL ESTATE INVESTMENT TRUST, a trust established under and governed by the laws of the Province of Alberta (hereinafter referred to as "Calloway")

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CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., DESJARDINS SECURITIES INC., RBC DOMINION SECURITIES INC., MERRILL LYNCH CANADA INC. and NATIONAL BANK FINANCIAL INC. (hereinafter collectively referred to as the "Agents")

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all Provinces of Canada (hereinafter referred to as the "Subscription Receipt Agent")

WHEREAS Calloway is proposing to issue and sell Subscription Receipts representing the right to receive Units;

AND WHEREAS Calloway, under the Declaration of Trust and the laws relating thereto, is duly authorized to create and issue the Subscription Receipts to be issued as herein provided;

AND WHEREAS Calloway and the Agents, have agreed that:

(a) the Proceeds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the holders of Subscription Receipts in the manner set forth herein;

(b) if the Acquisition Date occurs on or before the Deadline, each holder of Subscription Receipts shall be entitled to receive, without additional consideration, one (1) Unit for each Subscription Receipt held and the Acquisition Payment; and

(c) if the Acquisition Agreements are terminated, or the Acquisition Date does not occur, in each case before the Deadline, the subscription for Units represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive from Calloway an amount equal to the Subscription Price in respect of such holder's Subscription Receipts together with such holder's *pro rata* share of Earned Interest, less applicable withholding taxes;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of Calloway with the benefits and subject to the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.01 Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings

"**Acquisition**" means the acquisition by Calloway of certain real property from Wal Mart Canada Realty Inc., the FirstPro Shopping Centres Group of Companies and others pursuant to the Acquisition Agreements;

"**Acquisition Agreements**" means collectively the conditional acquisition agreements between Calloway and the FirstPro Shopping Centres Group of Companies dated May 11, 2005 and between Calloway and Wal Mart Canada Realty Inc. dated April 8, 2005, and all such other agreements contemplated by these agreements, all on terms acceptable to the Agents;

"**Acquisition Date**" means the date upon which the Acquisition is completed;

"**Acquisition Payment**" means an amount per Subscription Receipt equal to the full amount of any ordinary course cash distributions per Unit paid by Calloway to holders of its Units of record for the period between the Closing Date and the Acquisition Date;

"**Agents**" means, collectively, CIBC World Markets Inc., Scotia Capital Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc. and National Bank Financial Inc.;

"Agency Agreement" means the amended and restated agreement dated June 9, 2005 between Calloway and the Agents relating to the issue and sale of the Subscription Receipts;

"**Agreement**" means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

"**Business Day**" means a day which is not Saturday or Sunday or a holiday in Toronto, Ontario;

"**Calloway**" means Calloway Real Estate Investment Trust;

"CIBC" means CIBC World Markets Inc.;

"Closing Date" means June 22, 2005;

"**Counsel**" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for Calloway, acceptable to the Subscription Receipt Agent, acting reasonably;

"**Deadline**" means 5:00 p.m. (Toronto time) July 29, 2005;

"**Declaration of Trust**" means the Amended and Restated Declaration of Trust made as of December 4, 2001, as amended and restated as of October 24, 2002, October 31, 2003 and January 16, 2004, pursuant to which Calloway was created, as further amended from time to time;

"**Designated Office**" means the principal stock transfer office of the Subscription Receipt Agent from time to time in the City of Calgary;

"**Earned Interest**" means the interest or other income actually earned on the investment of the Proceeds between the date hereof and the earlier to occur of the Acquisition Date and the Termination Date;

"**Escrowed Funds**" means, with respect to each Subscription Receipt, the amount of $19.85, being an amount equal to the Subscription Price thereof, and any investments acquired from time to time with such funds less the commission payable to the Agents of 2% of the gross proceeds and the Agents' expenses;

"**Initial Distribution Date**" means August 15, 2005;

"**Issue Date**" means the date upon which the documents contemplated by Section 3.01 have been delivered, but in any event shall be no later than the Acquisition Date;

"**Issue Time**" means 5:00 p.m. (Toronto time), on the Issue Date;

"**Person**" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

"**Proceeds**" means the aggregate of the Escrowed Funds;

"**Receiptholders**", or "holders" means the persons who are registered owners of Subscription Receipts;

"**Receiptholders' Request**" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the Units which could be acquired pursuant to all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

"Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the provinces and territories of Canada, the applicable policy statements issued by the securities regulators in each of the provinces and territories of Canada, and the rules of the Toronto Stock Exchange;

"**Subscription Price**" means the sum of $19.85 per Subscription Receipt;

"**Subscription Receipt Agent**" means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

"**Subscription Receipt Certificate**" means a certificate evidencing Subscription receipts in the form attached as Schedule A hereto;

"**Subscription Receipts**" means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Subsection 2.01(a);

"**Surrender Form**" means the surrender form on the Subscription Receipt Certificate;

"**Termination Date**" means the earliest of: (i) the Deadline; and (ii) the date upon which Calloway delivers to CIBC, on behalf of the Agents, and the Subscription Receipt Agent a notice executed by Calloway that the Acquisition Agreements have been terminated;

"**Trustees**" means the trustees of Calloway from time to time;

"**Unitholders**" means the registered holders from time to time of Units; and

"**Units**" means the units of Calloway issued pursuant to the Declaration of Trust, each unit evidencing an undivided beneficial interest in Calloway;

"**written request of Calloway**" and "**certificate of Calloway**" mean, respectively, a written request and certificate signed in the name of Calloway by any two Trustees of Calloway and may consist of one or more instruments so executed.

1.02 Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.03 References

Unless otherwise specified in this Agreement:

(a) references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b) "hereto", "herein", "hereby", "hereunder", "hereof " and similar expressions, without reference to a particular provision, refer to this Agreement.

1.04 Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a) the singular includes the plural and *vice versa*;

(b) references to any gender shall include references to all genders; and

(c) "person" includes any individual, company, corporation, firm, partnership, trust, trustee, government, governmental body, agency, instrumentality, unincorporated body of persons or association.

1.05 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.06 Applicable Law

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.07 Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.08 Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.09 Severability

Each of the provisions in this Subscription Receipt Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

ARTICLE 2
ISSUE OF SUBSCRIPTION RECEIPTS

2.01 Terms and Issue of Subscription Receipts

(a) Each Subscription Receipt shall evidence the right: (i) if the Acquisition Date occurs on or before the Deadline, to receive one (1) Unit; or (ii) if the Acquisition Agreements are terminated, or the Acquisition Date does not occur, in each case, on or before the Deadline, to receive an amount equal to the sum of the Subscription Price plus a pro rata share of the Earned Interest, less applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement.

(b) A maximum of 11,336,000 Subscription Receipts are hereby created and authorized to be issued.

(c) The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as Schedule "A", shall bear such distinguishing letters and numbers as Calloway may, with the approval of the Subscription Receipt Agent, prescribe, and shall be issuable in any whole number denominations.

(d) The Subscription Receipt Agent is hereby directed, immediately following the execution and delivery of this Agreement, to deliver to CIBC, on behalf of the Agents, definitive Subscription Receipt Certificates representing up to 11,336,000 Subscription Receipts registered as directed in writing by CIBC.

2.02 Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.03 Register for Subscription Receipts

Calloway hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and Calloway shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. Calloway shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

2.04 Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times during business hours on a Business Day for inspection by Calloway, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by Calloway, furnish Calloway with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Units which might then be acquired upon the exercise of the Subscription Receipts held by each such holder.

2.05 Receiptholder not a Unitholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Unitholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Unitholders, or the right to receive any continuous disclosure materials of Calloway. In the event that the Acquisition Date occurs on or before the Deadline and the Subscription Receipts are thereby exchanged for Units pursuant to Section 3.03 below, Receiptholders shall be entitled to an amount equal to the Acquisition Payment.

2.06 Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of same.

2.07 Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by any Trustee of Calloway. The signature of such Trustee may be mechanically reproduced in facsimile and Subscription

Receipt Certificates bearing such facsimile signature shall, subject to Section 2.8, be binding upon Calloway as if they had been manually signed by such Trustee. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such Trustee may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.8, be valid and binding upon Calloway and the holder thereof shall be entitled to the benefits of this Agreement.

2.08 Certification by the Subscription Receipt Agent

(a) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against Calloway that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certificate by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.09 Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a) In case any of the Subscription Receipt Certificates shall become mutilated or be lost destroyed or stolen, Calloway, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.09 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Calloway and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to Calloway and to the Subscription Receipt Agent in their sole discretion, acting reasonably, and such applicant may also be required to furnish an indemnity or security in amount and form reasonably satisfactory to Calloway and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of Calloway and the Subscription Receipt Agent in connection therewith.

2.10 Exchange of Subscription Receipt Certificates

(a) Subscription Receipt Certificates representing Subscription Receipts may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b) Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent.

2.11 Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or Calloway for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.12 Transfer and Ownership of Subscription Receipts

(a) The Subscription Receipts are subject to statutory resale restrictions under the Securities Laws. In addition to, and without limiting the foregoing, the Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the holder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent and upon compliance with Section 2.13, Calloway shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i.) payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or Calloway for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii.) such reasonable requirements as the Subscription Receipt Agent may prescribe, including with respect to compliance with all statutory resale restrictions under the Securities Laws and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b) Calloway and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither Calloway nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c) The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Toronto time) at each of the Designated Office, on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement).

(d) Subject to the provisions of this Agreement and applicable Securities Laws a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Units and the payment of the applicable Acquisition Payment as provided in Section 3.03, or the payment of the Subscription Price and the Earned Interest, less applicable withholding taxes, as provided in Section 3.05, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of Calloway and the Subscription Receipt Agent with respect to such Subscription Receipts and neither Calloway nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.13 Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the outstanding Units (on a fully-diluted basis). Calloway may direct the Subscription Receipt Agent to require declarations as to the jurisdictions in which beneficial owners of Subscription Receipts are resident, which will be delivered to the Subscription Receipt Agent. If the Subscription Receipt Agent becomes aware, as a result of such declarations as to beneficial ownership or otherwise, that the beneficial owners of 40% of the Units then outstanding (on a fully-diluted basis) are, or may be, non-residents or that such a situation is imminent, Calloway may direct the Subscription Receipt Agent to make a public announcement thereof and, following notification to Calloway of such announcement, Calloway may direct the Subscription Receipt Agent to not register a transfer of Subscription Receipts to a person unless the person provides a declaration in form and content satisfactory to Calloway, as provided to the

Subscription Receipt Agent that the person is not a non-resident. If, notwithstanding the foregoing, the Subscription Receipt Agent determines that a majority of the holders of Units (on a fully-diluted basis) are held by non-residents, Calloway may direct the Subscription Receipt Agent to send a notice to non-resident Receiptholders, chosen in inverse order to the order of acquisition or registration or in such other manner as Calloway may direct, requiring them to sell their Subscription Receipts or a portion thereof within a specified period of not more than 30 days. If the non-resident Receiptholders receiving such notice have not sold the specified number of Subscription Receipts or provided the Subscription Receipt Agent, as confirmed by Calloway, with satisfactory evidence that they are not non-residents within such period, Calloway may direct the Subscription Receipt Agent, on behalf of such non-resident Receiptholders, to sell such Subscription Receipts and, in the interim, to suspend the voting and interest rights attached to such Subscription Receipts. Upon such sale, the affected non-resident Receiptholders shall cease to be holders of Subscription Receipts and their rights shall be limited to receiving the net proceeds of sale upon surrender of the applicable Subscription Receipts. The Subscription Receipt Agent is, upon direction of Calloway, empowered to take all steps necessary, including cancelling Subscription Receipts and amending the register, as are required to effect any such sale.

2.14 Proceeds to be Placed in Escrow

Upon the issuance of Subscription Receipts, the Escrowed Funds in respect thereof shall be delivered to the Subscription Receipt Agent to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as agent on behalf of the Receiptholders and to disburse and deal with the same as provided herein.

ARTICLE 3
SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT

3.01 Notice of Acquisition

If the Acquisition Date occurs before the Deadline, Calloway: (a) shall forthwith cause a notice of the same executed by Calloway and by CIBC, on behalf of the Agents, to be delivered to the Subscription Receipt Agent and will issue and deliver the Units and the aggregate amount of the Acquisition Payments to the Subscription Receipt Agent; and (b) shall issue a press release setting out the Acquisition Date and that the Units have been issued and will be available for delivery commencing on the second Business Day following the Acquisition Date.

3.02 Release of Funds on Acquisition Date

If the Acquisition Date occurs before the Deadline, Calloway shall be entitled to receive from the Subscription Receipt Agent the Escrowed Funds, together with the Earned Interest. The Subscription Receipt Agent shall deliver such funds to Calloway as soon as reasonably practicable after the delivery of the documents referred to in Section 3.1 and in any event not later than the Issue Time.

3.03 Issue of Units and Acquisition Payment

(a) If the Acquisition Date has occurred on or before the Deadline, the Units shall be and shall be deemed to be issued at the Issue Time, notwithstanding that certificates representing the Units may not yet have been so issued, and the persons to whom such Units are to be issued shall be deemed to have become the holders of record of such Units at the Issue Time.

(b) If the Acquisition Date has occurred on or before the Deadline, the holder of a Subscription Receipt (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled from and after the Issue Time, but shall receive (subject to Section 3.01) no earlier on the second Business Day following notice of the Acquisition Date, a certificate representing the applicable number of Units and a cheque of the Subscription Receipt Agent in an amount equal to the Acquisition Payment, by surrendering, at any time after the Acquisition Date, to the Subscription Receipt Agent at the Designated Office the applicable Subscription Receipt Certificate together with a duly completed Surrender Form executed by such holder. The amount paid to each holder shall be satisfied by Calloway paying the aggregate amount of the Acquisition Payments to the Subscription Receipt Agent. The Subscription Receipt Agent shall only make payments under this section to the extent that monies have been deposited with it pursuant to Section 3.07.

(c) Any Surrender Form referred to in Section 3.03(b) shall be signed by the Receiptholder (or by a transferee of the Subscription Receipts) and shall specify the person or persons in whose name or names such Units are to be issued and to whom the Acquisition Payment specified in Section 3.03(b) shall be paid, the address or addresses of such persons and the principal amount to be issued and cash amounts to be paid to each such person if more than one is so specified.

If any of the Units are to be issued to a person or persons other than the Receiptholder, the Receiptholder shall comply with such reasonable requirements as Calloway may prescribe and pay to Calloway or the Subscription Receipt Agent on behalf of Calloway, all applicable transfer or similar taxes or fees and Calloway shall not be required to issue or deliver certificates evidencing the Units unless such Receiptholder shall have paid the amount of such tax or fee or shall have established to the satisfaction of Calloway that such fee or tax has been paid or that no fee or tax is due.

(d) Within two (2) Business Days after the surrender of a Subscription Receipt Certificate as contemplated in Sections 3.03(b) and (c), Calloway shall cause to be mailed to the person or persons in whose name or names the Units have been issued, as specified in the Surrender Form, at the address or addresses specified therein, a certificate or certificates for the appropriate number of Units so issued, together with a cheque or cheques for the Acquisition Payment specified in Section 3.03(b) or, if so requested by the person surrendering the Subscription

Receipt Certificate at the time of surrender, Calloway shall deliver or cause to be delivered such certificate or certificates and such cheque or cheques to such person or persons at the Designated Office.

(e) If any Subscription Receipt Certificates have not been surrendered as contemplated in Sections 3.03(b) and (c) on or before the Initial Distribution Date, on the Initial Distribution Date the Subscription Receipt Agent shall mail the certificates representing Units, together with a cheque for the Acquisition Payment specified in Section 3.03(b), to the registered holders of such Subscription Receipts at their last addresses of record.

(f) Effective immediately after the Units have been issued as contemplated in Section 3.03(a) and Calloway has mailed or delivered the certificate or certificates representing such Units as provided in Sections 3.03(d) and (e), together with the cheque or cheques for the Acquisition Payment specified in Section 3.03(b), the Subscription Receipts relating thereto shall be void and of no value or effect.

3.04 Fractions

Calloway shall not be required to issue fractional Units. All fractional Units shall be rounded up to the next whole Unit.

3.05 Payment on Termination

(a) If the Acquisition Agreements are terminated, or the Acquisition Date does not occur on or before the Deadline, Calloway shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the Termination Date.

(b) If the Acquisition Agreements are terminated, or the Acquisition Date does not occur on or before the Deadline, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each holder of a Subscription Receipt (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled from and after the Deadline, but shall receive no earlier than on the second Business Day following notice of the Termination Date, a cheque in the amount of (i) the Subscription Price in respect of such holder's Subscription Receipts; and (ii) such holder's pro rata share of the Earned Interest less applicable withholding taxes, by surrendering, at any time after the Termination Date, to the Subscription Receipt Agent at the Designated Office the applicable Subscription Receipt Certificate together with a duly completed Surrender Form executed by such holder or transferee. The amount paid to each Receiptholder under (i) and (ii) shall be satisfied by the Escrowed Funds and any shortfall in such funds shall be satisfied by the immediate payment by Calloway to the Subscription Receipt Agent in accordance with the written direction of the Subscription Receipt Agent.

(c) A Surrender Form submitted upon surrender of a Subscription Receipt Certificate as contemplated in Section 3.05(b) shall be signed by the Receiptholder (or by a transferee of the Subscription Receipts) and shall specify the name and address of the person to whom the amount specified in Section 3.05(b) shall be paid.

(d) The obligation to make the payment of the amount specified in Section 3.05(b) shall be satisfied by:

(i) mailing payment by cheque payable at par in Calgary, Alberta to the payee specified in the Surrender Form and at the address specified for such payee in the Surrender Form; or

(ii) if so requested by the person surrendering the relevant Subscription Receipt Certificate, actual delivery of a cheque payable at par in Calgary, Alberta to the payee specified in the Surrender Form at the Designated Office.

The mailing or delivering of such cheque shall occur as soon as practicable following the surrender of the Subscription Receipt Certificate.

(e) If any holders of Subscription Receipts (or transferees thereof) have not surrendered the relevant Subscription Receipt Certificates to obtain payment following the automatic termination of the subscription evidenced thereby as contemplated in Section 3.05(b) within six months after the Termination Date, the Subscription Receipt Agent shall mail the cheques in payment of the amount specified in Section 3.05(b) to the registered holders of such Subscription Receipts at their last addresses of record.

(f) Upon the mailing or delivery of any cheque as provided in Sections 3.05(d) and (e) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

3.06 Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.09, 2.10, 3.03, 3.05 and 5.01 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by Calloway, the Subscription Receipt Agent shall furnish Calloway with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.07 Additional Payments by Corporation

Calloway shall, no later than two (2) Business Days before the date upon which the Acquisition Payment is required to be paid pursuant to Article 3, pay to the Subscription

Receipt Agent such amount as will be sufficient to allow the Subscription Receipt Agent to pay in full the Acquisition Payment, as is required under the circumstances.

ARTICLE 4
INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.01 Investment of Proceeds

The Proceeds that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank listed in Schedule 1 to the *Bank Act* (Canada) or of any trust company registered to do business in Canada or deposited for safekeeping with any such bank or trust company. Unless herein otherwise expressly provided, the Proceeds so held pending their disbursement under any provision of this Agreement upon the direction of Calloway shall be or, with the consent of Calloway, may be deposited in a trust account in the name of the Subscription Receipt Agent, which account shall be interest bearing. Upon the written direction of Calloway, the Subscription Receipt Agent shall invest in its name the Proceeds in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, a province of Canada, or a Canadian chartered bank, provided that each such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating by Canadian Bond Rating Service.

4.02 Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the Receiptholders.

ARTICLE 5
RIGHTS OF CALLOWAY AND COVENANTS

5.01 Optional Purchases by Calloway

Subject to applicable law, Calloway may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.02 General Covenants

(a) Calloway covenants with the Subscription Receipt Agent and the Agents, that so long as any Subscription Receipts remain outstanding:

(i) it will use its best efforts to maintain its existence;

(ii) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in

default in each of the Provinces of Canada in which it is presently a reporting issuer;

(iii) it will announce by press release the Acquisition Date or the Termination Date, as the case may be in accordance with Section 3.01 or Subsection 3.05(a), as the case may be;

(iv) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement; and

(v) prior to the earlier of the Acquisition Date and the Termination Date, it will not sell the properties or assets of Calloway as, or substantially as, an entirety, to any other entity.

(b) In addition, Calloway covenants with the Subscription Receipt Agent and the Agents, that, from the date hereof to the Acquisition Date, it will not do any of the following:

(i) subdivide or redivide the outstanding Units into a greater number of units;

(ii) reduce, combine or consolidate the outstanding Units into a smaller number of units;

(iii) issue Units to holders of all or substantially all of the outstanding Units by way of a dividend or distribution (other than the issue of Units to holders of Units who have elected to receive dividends or distributions in the form of Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Units);

(iv) fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Units (or securities convertible into Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date;

(v) fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Units of (i) units of any class other than Units and other than units distributed to holders of Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities convertible into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course); or

(vi) reclassify the Units or undertake a reorganization of Calloway or a consolidation, amalgamation, arrangement or merger of Calloway with any other Person or other entity; or a sale or conveyance of the property and assets of Calloway as an entity or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of Calloway,

provided that nothing in this Section 5.02(b) shall have the effect of prohibiting the issuance of Units of Calloway, or any other securities, to pursuant to the Acquisition Agreements or the making of any amendments to the Declaration of Trust as may be necessary to complete the Acquisition.

(c) Calloway hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation of the Subscription Receipt Agent.

5.03 Subscription Receipt Agent's Remuneration and Expenses

Calloway covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's negligence, wilful misconduct or bad faith.

5.04 Performance of Covenants by Subscription Receipt Agent

If Calloway shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and CIBC, on behalf of the Agents, of such failure on the part of Calloway or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.03. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve Calloway of any default hereunder or of its continuing obligations under the covenants contained herein. Calloway shall have the right to audit any such books, records, accounts and statements.

5.05 Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to Calloway and the Agents records and statements thereof periodically upon request.

5.06 Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn, provided that Calloway shall make all payments to the Subscription Receipt Agent by certified cheque or bank draft. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.07 Regulatory Matters

Calloway shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable Securities Laws to permit the issuance of the Units in the circumstances contemplated by Section 3.03 such that issuance will comply with the requirements of applicable Securities Laws. The Units issued pursuant to Section 3.03 will be subject to statutory resale restrictions under the Securities Laws.

ARTICLE 6
ENFORCEMENT

6.01 Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

6.02 Immunity of Unitholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any settlor or any past, present or future Unitholder, Trustee, officer, employee or agent of Calloway or any successor entity for the issue of the Units pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by Calloway contained herein or in the Subscription Receipt Certificate(s).

6.03 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Trustees or Unitholders of Calloway or any successor entity or any of the past, present or future officers, employees or agents of Calloway or any successor entity, but only the property of Calloway or any successor entity shall be bound in respect hereof.

ARTICLE 7
MEETINGS OF RECEIPTHOLDERS

7.01 Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of Calloway or of a Receiptholders' Request and upon being indemnified to its reasonable satisfaction by Calloway or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within ten (10) days after receipt of such written request of Calloway or such Receiptholders' Request and indemnity given as aforesaid, Calloway or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be determined by the Subscription Receipt Agent and approved by Calloway.

7.02 Notice

At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.02 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to Calloway (unless the meeting has been called by Calloway). Such notice shall state the time when and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.03 Chairman

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.04 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and entitled to receive at least 10% of the Units which could be received pursuant to all the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to receive at least 10% of the Units which may be received pursuant to all then outstanding Subscription Receipts.

7.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.06 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.07 Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and entitled to receive in the aggregate at least 5% of the Units which could be received pursuant to all the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote.

On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Unit which he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

7.08 Regulations

The Subscription Receipt Agent, or Calloway with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, Calloway or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to Calloway or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy; and

(f) generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.09), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.09 Calloway and Subscription Receipt Agent may be Represented

Calloway and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for Calloway and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against Calloway or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b) to agree to any material modification to the terms of the Acquisition that constitutes a material change under applicable securities laws;

(c) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders;

(d) to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of Calloway contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(e) to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of Calloway in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(f) to restrain any Receiptholder from taking or instituting any suit, action or proceeding against Calloway for the enforcement of any of the covenants on the part of Calloway in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(g) to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(h) to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by Calloway, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(i) with the consent of Calloway (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed;

(j) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of Calloway; and

(k) to assent to any modification of the Declaration of Trust in circumstances where, had the underlying Units then been outstanding, an extraordinary resolution of the unitholders of Calloway would have been required.

7.11 Meaning of Extraordinary Resolution

(a) The expression "extraordinary resolution" when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two (2) Receiptholders entitled to receive more than 10% of the Units which could be received pursuant to all the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders entitled to receive not less than 66 2/3 % of the Units which could be received pursuant to all the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b) If, at any meeting called for the purpose of passing an extraordinary resolution, at least two (2) Receiptholders entitled to receive more than 10% of the Units which could be received pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time

appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chairman. Not less than seven (7) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.02. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting;

(i) if the extraordinary resolution purports to exercise any of the powers conferred pursuant to Subsection 7.10(a), 7.10(e), 7.10(j), 7.10(j) or 7.10(k) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders entitled to receive more than 25% of the Units which could be received pursuant to all the then outstanding Subscription Receipts present in person or by proxy; and

(ii) in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c) At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 7.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Receiptholders entitled to receive more than 50% of the Units which could be received pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of Calloway, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders entitled to receive at least 66 2/3 % of the Units which could be received pursuant to all the then outstanding Subscription Receipts with respect to an extraordinary resolution, and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed by Receiptholders entitled to receive at least 66 2/3 % of the Units which could be received pursuant to all the then outstanding Subscription Receipts.

7.15 Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Fund Disregarded

In determining whether Receiptholders holding Subscription Receipt Certificates evidencing the entitlement to receive the required Units are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by Calloway or any affiliated entity of Calloway shall be disregarded in accordance with the provisions of Section 10.08.

ARTICLE 8
SUPPLEMENTAL AGREEMENTS

8.01 Provision for Supplemental Agreements for Certain Purposes

From time to time Calloway (when authorized by action by the Trustees), CIBC, on behalf of the Agents, and the Subscription Receipt Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent prejudicial to the interests of the Receiptholders;

(b) giving effect to any extraordinary resolution passed as provided in Article 7;

(c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel for the Subscription Receipt Agent, prejudicial to the interests of the Receiptholders;

(d) adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making, provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof,

(e) modifying any of the provisions of this Agreement, including relieving Calloway from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of counsel for the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of counsel for the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

ARTICLE 9
CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.01 Rights and Duties of Subscription Receipt Agent

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d) Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.01 and of Section 9.02.

(e) The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f) The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Acquisition Agreements.

(g) The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

9.02 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, Calloway shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to Calloway.

(b) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of Calloway, certificates of Calloway or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c) Whenever it is provided in this Agreement that Calloway shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of Calloway to have the Subscription Receipt Agent take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e) The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

9.03 Documents, Monies, etc. Held by Subscription Receipt Agent

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 4.01, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

9.04 Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

9.05 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.06 Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to Subscription Receipt Agent it is expressly declared and agreed as follows:

(a) the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.08 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by Calloway;

(b) nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c) the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof; and

(d) the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of Calloway of any of the covenants herein contained or of any acts of any Trustees, officers, employees, agents or servants of Calloway.

9.07 Replacement of Subscription Receipt Agent; Successor by Merger

(a) The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.07, by giving to Calloway not less than thirty (30) days prior notice in writing or such shorter prior notice as Calloway may accept as sufficient. The Receiptholders by extraordinary resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, CIBC, on behalf of the Agents, shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by CIBC, on behalf of the Agents, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Ontario Superior Court of Justice on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by CIBC, on behalf of the Agents, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 9.07 shall be a corporation authorized to carry on the business of a trust company in the province of Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of Calloway or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.03, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b) Upon the appointment of a successor subscription receipt agent, Calloway shall promptly notify the Receiptholders thereof in the manner provided for in Article 10 hereof.

(c) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Subsection 9.07(a).

(d) Any Subscription Receipt Certificates certified but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

9.08 Conflict of Interest

(a) The Subscription Receipt Agent represents to Calloway and CIBC, on behalf of the Agents, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by Calloway and meeting the requirements set forth in Subsection 9.07(a). Notwithstanding the foregoing provisions of this Subsection 9.08(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to Subsection 9.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of Calloway and generally may contract and enter into financial transactions with Calloway or any affiliated entity of Calloway without being liable to account for any profit made thereby.

9.09 Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10 Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of Calloway.

ARTICLE 10
GENERAL

10.01 Notice to Calloway, Subscription Receipt Agent and CIBC

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to Calloway, the Agents or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier:

(i) if to Calloway:

Calloway Real Estate Investment Trust
310, 855 – 8th Avenue SW
Calgary, AB T2P 3P1
Attention: J. Michael Storey
Facsimile: 403-266-6522

(ii) if to CIBC, on behalf of the Agents:

CIBC World Markets Inc.
BCE Place, 5th Floor
161 Bay Street
Toronto, ON M5J 2S8Attention: Allan S. Kimberley
Facsimile: 416-956-6320

(iii) if to the Subscription Receipt Agent:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, AB T2P 3S8
Attention: Manager, Corporate Trust Services
Facsimile: (403) 267-6598

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b) Calloway, CIBC, on behalf of the Agents, or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 10.01(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Calloway, CIBC, on behalf of the Agents, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

10.02 Notice to Receiptholders

(a) Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.

(b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

10.03 Ownership and Transfer of Subscription Receipts

Calloway and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.3 and 3.5, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and Calloway and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where Calloway or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between Calloway and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such Receiptholder for the Units which may be acquired pursuant thereto shall be a good discharge to Calloway and the Subscription Receipt Agent for the same and neither Calloway nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where Calloway or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.04 Evidence of Ownership

(a) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, Calloway and the Subscription Receipt Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b) Calloway and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him

the execution thereof, or (iii) a statutory declaration of a witness of such execution.

10.05 Satisfaction and Discharge of Agreement

Upon the earliest of:

(a) the date by which there shall have been delivered to the Subscription Receipt Agent for surrender or cancellation all Subscription Receipt Certificates theretofore certified hereunder;

(b) the mailing of certificates representing Units and payment of all monies required to all registered holders of Subscription Receipts as provided in Subsections 3.03(d) and 3.03(e); or

(c) the payment of all monies required where the Acquisition Agreements are terminated, or the Acquisition Date does not occur on or before the Deadline as provided in Subsections 3.05(b) 3.05(d) and 3.05(e).

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of Calloway and upon delivery to the Subscription Receipt Agent of a certificate of Calloway stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by Calloway hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.06 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Sections 3.03 and 3.05, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

10.07 Subscription Receipts Owned by Calloway or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by Calloway or any affiliated entity of Calloway in Section 7.16, Calloway shall provide to the Subscription Receipt Agent, from time to time, a certificate of Calloway setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by Calloway or any affiliated entity of Calloway, and the Subscription Receipt

Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.08 Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by Calloway and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.09 Recourse Against Trustees

The Trustees are entering into this Agreement solely in their capacities as trustees of Calloway. Any liability or obligation of Calloway or the Trustees in their capacities as trustees of Calloway pursuant to this Agreement shall be satisfied only out of the property of Calloway and no recourse shall be had to the other property of the Trustees or the holders of the Units in respect of any such liability or obligation.

10.10 Time of Essence

Time is and shall remain of the essence of this Agreement.

10.11 Facsimile and Counterparts

This Agreement may be executed by facsimile and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ______________________________

CIBC WORLD MARKETS INC.

Per: ______________________________

SCOTIA CAPITAL INC.

Per: ______________________________

DESJARDINS SECURITIES INC.

Per: ______________________________

RBC DOMINION SECURITIES INC.

Per: ______________________________

MERRILL LYNCH CANADA INC.

Per: ______________________________

NATIONAL BANK FINANCIAL INC.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

06/21/05 TUE 12:56 FAX 416 956 6320 CIBC WORLD MARKT 005

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ____________________

CIBC WORLD MARKETS INC.

Per: ____________________

SCOTIA CAPITAL INC.

Per: ____________________

DESJARDINS SECURITIES INC.

Per: ____________________

RBC DOMINION SECURITIES INC.

Per: ____________________

MERRILL LYNCH CANADA INC.

Per: ____________________

NATIONAL BANK FINANCIAL INC.

Per: ____________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ____________________

Per: ____________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ______________________________

CIBC WORLD MARKETS INC.

Per: ______________________________

SCOTIA CAPITAL INC.

Per: ______________________________

DESJARDINS SECURITIES INC.

Per: ______________________________

RBC DOMINION SECURITIES INC.

Per: ______________________________

MERRILL LYNCH CANADA INC.

Per: ______________________________

NATIONAL BANK FINANCIAL INC.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ________________________

CIBC WORLD MARKETS INC.

Per: ________________________

SCOTIA CAPITAL INC.

Per: ________________________

DESJARDINS SECURITIES INC.

Per: ________________________

RBC DOMINION SECURITIES INC.

Per: ________________________

MERRILL LYNCH CANADA INC.

Per: ________________________

NATIONAL BANK FINANCIAL INC.

Per: ________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ________________________

Per: ________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ____________________________

CIBC WORLD MARKETS INC.

Per: ____________________________

SCOTIA CAPITAL INC.

Per: ____________________________

DESJARDINS SECURITIES INC.

Per: ____________________________

RBC DOMINION SECURITIES INC.

Per: Rick Mattern [signature]

MERRILL LYNCH CANADA INC.

Per: ____________________________

NATIONAL BANK FINANCIAL INC.

Per: ____________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ____________________________

Per: ____________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ______________________________

CIBC WORLD MARKETS INC.

Per: ______________________________

SCOTIA CAPITAL INC.

Per: ______________________________

DESJARDINS SECURITIES INC.

Per: ______________________________

RBC DOMINION SECURITIES INC.

Per: ______________________________

MERRILL LYNCH CANADA INC.

Per: ______________________________

NATIONAL BANK FINANCIAL INC.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ______________________________

CIBC WORLD MARKETS INC.

Per: ______________________________

SCOTIA CAPITAL INC.

Per: ______________________________

DESJARDINS SECURITIES INC.

Per: ______________________________

RBC DOMINION SECURITIES INC.

Per: ______________________________

MERRILL LYNCH CANADA INC.

Per: ______________________________

NATIONAL BANK FINANCIAL INC.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ______________________________

CIBC WORLD MARKETS INC.

Per: ______________________________

SCOTIA CAPITAL INC.

Per: ______________________________

DESJARDINS SECURITIES INC.

Per: ______________________________

RBC DOMINION SECURITIES INC.

Per: ______________________________

MERRILL LYNCH CANADA INC.

Per: ______________________________

NATIONAL BANK FINANCIAL INC.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

SCHEDULE "A"

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE OCTOBER 23, 2005.

SUBSCRIPTION RECEIPTS
TO ACQUIRE UNITS OF

CALLOWAY REAL ESTATE INVESTMENT TRUST
(A trust existing under the laws of the Province of Alberta)

Subscription Receipt Certificate No. _____

Certificate for ____________ Subscription Receipts, each entitling the holder to acquire one Unit of Calloway Real Estate Investment Trust (subject to adjustment set out below)

THIS IS TO CERTIFY THAT, for value received, ____ (herein called the "holder") is entitled to receive in the manner herein provided and without further payment therefore, subject as hereinafter provided and as more specifically set forth in the Subscription Receipt Agreement (defined below), one fully paid and non-assessable Unit (a "Unit") of Calloway Real Estate Investment Trust ("Calloway") and the applicable Acquisition Payment for each of the Subscription Receipts evidenced by this certificate. Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to them in the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to a Subscription Receipt Agreement (the "Subscription Receipt Agreement") made as of June 22, 2005 among Calloway, CIBC World Markets Inc., Scotia Capital Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., and the Subscription Receipt Agent to which Subscription Receipt Agreement and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which Subscription Receipts are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Subscription Receipt Certificate by acceptance hereof assents.

In the event of any inconsistency between the terms set forth in this Subscription Receipt Certificate and the terms of the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern.

As provided in the Subscription Receipt Agreement, if the Acquisition Date occurs before the Deadline, Calloway shall:

(a) forthwith cause a notice of the same executed by Calloway and by CIBC, on behalf of the Agents, to be delivered to the Subscription Receipt Agent and will issue and deliver the Units and the Acquisition Payment to the Subscription Receipt Agent; and

(b) shall issue a press release setting out the Acquisition Date and that the Units have been issued and will be available for delivery commencing on the second Business Day following the Acquisition Date.

The holder of a Subscription Receipt shall be entitled from and after the Issue Time to receive a certificate representing the applicable number of Units and a cheque in an amount equal to the holder's pro rata share of the Acquisition Payment, by surrendering at any time after the Acquisition Date, to the Subscription Receipt Agent at the Designated Office, the applicable Subscription Receipt Certificate together with a duly completed surrender form executed by such holder.

If the Subscription Receipts represented by this Subscription Receipt Certificate are surrendered by the Subscription Receiptholder following the Acquisition Date, the Units issued thereunder will be subject to hold periods under applicable Securities Laws and the rules of the Toronto Stock Exchange and will be endorsed with legends to that effect.

If the Acquisition Agreements are terminated, or the Acquisition Date does not occur on or before the Deadline, Calloway shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the Termination Date.

If the Acquisition Agreements are terminated, or the Acquisition Date does not occur on or before the Deadline, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each holder of a Subscription Receipt (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled from and after the Termination Payment Time, but shall receive no earlier than on the second Business Day following notice of the Termination Date, a cheque in the amount of (i) the Subscription Price in respect of such holder's Subscription Receipts; and (ii) such holder's pro rata share of the Earned Interest less applicable withholding taxes, by surrendering, at any time after the Termination Date, to the Subscription Receipt Agent at the Designated Office the applicable Subscription Receipt Certificate together with a duly completed Surrender Form executed by such holder or transferee. The amount paid to each Receiptholder under (i) and (ii) shall be satisfied by the Escrowed Funds and any shortfall shall be satisfied by Calloway.

The holder of this Subscription Receipt Certificate may, upon surrender hereof to the Subscription Receipt Agent at its principal offices in the city of Toronto, Ontario exchange this Subscription Receipt Certificate for other Subscription Receipt Certificates evidencing

Subscription Receipts entitling the holder to receive in the aggregate the same number of Units as may be acquired pursuant to the Subscription Receipts evidenced by this Subscription Receipt Certificate.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a unitholder of Calloway or entitle the holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may only be transferred in accordance with applicable Securities Laws and, subject thereto, may be transferred on the register kept at the offices of the Subscription Receipt Agent by the holder hereof or the holder's legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon compliance with the conditions prescribed in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe.

This Subscription Receipt Certificate shall not be valid for any purpose whatever unless and until it has been manually countersigned by or on behalf of the Subscription Receipt Agent. The certification of the Subscription Receipt Agent on the Subscription Receipt Certificate issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Subscription Receipt Certificate (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefore, except as otherwise specified herein. Time shall be of the essence hereof.

IN WITNESS WHEREOF Calloway has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of the 22nd day of June, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: ________________________
Authorized Signing Officer

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ________________________
Authorized Signing Officer

Per: ________________________
Authorized Signing Officer

Date: ________________________

TRANSFER OF SUBSCRIPTION RECEIPTS

By Mail, Hand Delivery or Courier:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

____
(name)

____
(address)

________________ of the Subscription Receipts registered in the name of the undersigned represented by the within certificate.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the Untied States or a U.S. Person (as such terms are defined in Regulation S under the *United States Securities Act of 1933*, as amended).

DATED this _____ day of _______________________, 2005.

Signature of Subscription Receiptholder

____

Guaranteed by:

____

____
Authorized Signature Number

NOTE: The signature to this transfer must correspond with the name as recorded on the Subscription Receipts in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program.

SURRENDER FORM

By Mail, Hand Delivery or Courier:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

The undersigned holder of the within Subscription Receipts hereby surrenders ____________________ of the Subscription Receipts represented hereby and the right provided for in such exercised Subscription Receipts to receive Units of Calloway issuable pursuant to such Subscription Receipts.

The undersigned hereby irrevocably directs that the said Units be issued and delivered as follows:

Name(s) in Full	Address(es)	Number(s)
________________________	________________________	________________________
________________________	________________________	________________________
________________________	________________________	________________________

(Please print in full the name in which certificates are to be issued. If any of the securities are to be issued to a person or persons other than the Subscription Receiptholder, the Transfer of Subscription Receipts Form must be completed and the Subscription Receiptholder must pay and all exigible transfer taxes or other government charges.)

The undersigned represents and warrants that the undersigned and the person(s) in whose name(s) the Units (or other securities to which the Subscription Receipts entitle the undersigned) are to be issued ARE NOT "U.S. Persons" as defined in Rule 902(k) of Regulation S under the *United States Securities Act of 1933*, as amended.

DATED this _____ day of ____________________, 2005.

____
Witness

____
Signature of Registered Subscription Receiptholder

____
Name of Witness

____
Name of Registered Subscription Receiptholder

Address of Registered Subscription Receiptholder

Social Insurance Number of Registered Subscription Receiptholder

☐ Please check box if the certificates are to be delivered to the office where this Subscription Receipt Certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

(The Subscription Receipt Agent may require that the signature above be guaranteed, in which event the following must be completed.)

Signature of Subscription Receiptholder

Guaranteed by:

Authorized Signature Number

NOTE: If the signature of the person executing this form is to be guaranteed, it must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program.



AGENCY AGREEMENT

September 15, 2005

Calloway Real Estate Investment Trust
310, 855-8th Avenue S.W.
Calgary, Alberta
T2P 3P1

Attention: Mr. Mark A. Suchan

Dear Sirs:

We understand that Calloway Real Estate Investment Trust (the "**REIT**") desires to issue and sell up to $200,000,000 principal amount of 4.51% Series A senior unsecured debentures due September 22, 2010 (the "**Debentures**"), as more particularly described below. We further understand that the REIT has filed a preliminary base shelf short form prospectus (the " **Preliminary Prospectus**") dated September 6, 2005 relating to the issuance of debt and equity securities, a (final) base shelf short form prospectus (the "**Prospectus**") dated September 14, 2005 relating to the issuance of debt and equity securities and a preliminary prospectus supplement (the "**Preliminary Prospectus Supplement**") dated September 9, 2005 and all necessary related documents in respect of the proposed distribution of the Debentures in each of the Qualifying Jurisdictions (as defined below) and is prepared:

(i) to create, authorize and issue the Debentures; and

(ii) to prepare and file, without delay, a (final) prospectus supplement (the "**Prospectus Supplement**") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

The Debentures shall have the attributes set out in the Supplemented Prospectus (as defined below) and shall be issued pursuant to the Indenture (as defined below).

The REIT agrees to appoint RBC Dominion Securities Inc. ("**RBC DS**") and Scotia Capital Inc. (together, the "**Agents**") as its sole and exclusive agents to offer for sale on a best efforts basis, upon and subject to the terms and conditions contained herein, up to $200,000,000 principal amount of Debentures at a price of Cdn.$1,000 per Debenture plus accrued interest, if any, from September 22, 2005 to the date of delivery.

In consideration of the Agents' agreement to act as agents hereunder, and in consideration of the services to be rendered by the Agents in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Preliminary Prospectus, the Prospectus, the Preliminary Prospectus Supplement and the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the REIT agrees to pay to the Agents, at the Closing Time, an agency fee equal to Cdn.$3.50 for each Debenture sold at Cdn.$1,000.

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"**affiliate**" has the same meaning as set forth in Ontario Securities Commission Rule 45-501 – Exempt Distributions;

"**Agents' Disclosure**" means any disclosure relating solely to the Agents and any other disclosure provided to the REIT by or on behalf of the Agents for inclusion in the applicable disclosure document;

"**Agreement**" means the agreement resulting from the acceptance by the REIT of the terms of this Agreement;

"**Amendment**" means, as applicable, any amendment to the Preliminary Prospectus, the Prospectus, the Preliminary Prospectus Supplement or the Prospectus Supplement;

"**Annual and Special Meeting**" means the annual and special meeting of the unitholders of the REIT held on July 7, 2005;

"**Assigned Centres**" means collectively, a shopping centre in Laval, Quebec and a shopping centre in Halifax, Nova Scotia acquired by the REIT on May 4, 2004;

"**Auditors**" means Kenway Mack Slusarchuk Stewart, Chartered Accountants, the auditors of the REIT;

"**Business**" means, as the context requires, the assets held and the businesses carried on, directly or indirectly by the REIT, including all entities in which the REIT has or will have immediately following the Closing, a direct or indirect economic interest, including the ownership and operation of the Calloway Properties and related contracts and liabilities;

"**Business Day**" means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

"**Calloway LP**" means Calloway Limited Partnership;

"**Calloway Properties**" means collectively, the retail, industrial and office properties owned, directly or indirectly, by the REIT as of the date hereof;

"**CDS**" means the Canadian Depository for Securities Limited;

"**Centres**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on February 16, 2004;

"**Centres II**" means collectively, the 12 shopping centres to be acquired, directly or indirectly, by the REIT from the Partnership on May 14, 2004;

"**Centres V Phase I**" is a defined in the Notice and Circular;

"**Centres V Phase II**" is a defined in the Notice and Circular;

"**Centres V Phase III**" is a defined in the Notice and Circular;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means September 22, 2005 or such other date as the REIT and the Agents may mutually agree upon in writing;

"**Closing Time**" means 8:30 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the REIT and the Agents may mutually agree upon in writing;

"**Debentures**" means the Series A senior unsecured Debentures of the REIT due September 22, 2010 bearing interest at a rate of 4.51% payable semi-annually on September 22 and March 22 of each year to be issued under the Indenture pursuant to the Offering;

"**Debenture Trustee**" means Computershare Trust Company of Canada in its capacity as debenture trustee under the Indenture;

"**Declaration of Trust**" means the declaration of trust of the REIT, dated as of December 4, 2001, as most recently amended and restated as of July 7, 2005;

"**Distributable Income**" has the meaning ascribed thereto in the Declaration of Trust;

"**Financial Information**" has the meaning ascribed thereto in paragraph 4.2.1;

"**FirstPro**" means collectively, the FirstPro Shopping Centres group of companies and related and affiliated parties;

"**FirstPro Centres**" means the nine shopping centres acquired, directly or indirectly, from FirstPro on October 31, 2003;

"**Holdings**" means Calloway Holdings Trust;

"**Indemnified Parties**" has the meaning ascribed thereto in paragraph 8.1;

"**Indenture**" means the Trust Indenture pursuant to which the Debentures are to be created and issued, to be dated the Closing Date, between the REIT and the Debenture Trustee;

"**Material Documents**" means the Indenture, the Debentures and this Agreement;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"**NI 44-101**" means National Instrument 44-101 – Short Form Prospectus Distributions;

“**Notice and Circular**” means the Notice of Annual and Special Meeting of Unitholders and related Management Information Circular dated June 9, 2005;

“**Offering**” means the offering of the Debentures qualified by the Supplemented Prospectus;

“**Partnership**” means the Wal-Mart-FirstPro Realty Partnership;

“**Person**” includes an individual, body corporate, partnership, joint venture, trust or unincorporated organization, the Crown or any instrumentality thereof or any other entity recognized by law;

“**Phase I Centres**” is a defined in the Notice and Circular;

“**Phase II Centres**” is a defined in the Notice and Circular;

“**Preliminary Prospectus**” means the preliminary base shelf short form prospectus of the REIT dated September 6, 2005 relating to the issuance of debt and equity securities filed in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“**Preliminary Prospectus Supplement**” means the preliminary prospectus supplement of the REIT dated September 9, 2005, which, together with the Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“**Prospectus**” means the (final) base shelf short form prospectus of the REIT dated September 14, 2005 filed in connection with the qualification for distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“**Prospectus Supplement**” means the (final) prospectus supplement of the REIT to be filed which, together with the Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

“**Public Disclosure Documents**” means all publicly available documents in respect of such entity filed on the System for Electronic Document Analysis and Retrieval;

“**Qualifying Jurisdictions**” means all of the provinces of Canada;

“**REIT Entities**” means Calloway Real Estate Investment Trust Inc., Holdings, Calloway LP and Calloway Financial Inc. and includes any company, partnership, limited partnership,

trust or other entity controlled, directly or indirectly, by the REIT as of the date hereof or immediately following Closing;

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, and, as the context may require, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian Securities Administrators;

"**Selling Firm**" has the meaning ascribed thereto in paragraph 2.2;

"**Supplementary Material**" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Preliminary Prospectus, the Prospectus, the Preliminary Prospectus Supplement, the Prospectus Supplement or any Amendment;

"**Supplemented Prospectus**" means the Prospectus, as supplemented by the Prospectus Supplement;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Option Plan**" means the incentive trust unit option plan adopted by the trustees of the REIT; and

"**Units**" means trust units of the REIT.

1.2 Whenever used in this Agreement, the terms "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms, and "distribution" shall include a "distribution to the public" as defined, under Securities Laws.

1.3 Whenever used in this Agreement, the terms "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively.

1.4 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.5 Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Agents

The Agents covenant with the REIT that:

2.1 other than as disclosed in the Supplemented Prospectus, the REIT is not a "related issuer" or "connected issuer" of any of them. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105 – Underwriting Conflicts. Notwithstanding the foregoing provisions of this paragraph 2.1, no Agent will be liable to the REIT with respect to a default by another Agent under this paragraph 2.1;

2.2 they will offer the Debentures for sale to the public on behalf of the REIT, directly and through other investment dealers and brokers (the Agents, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Securities Laws, and upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement. For the purposes of this paragraph 2.2, the Agents shall be entitled to assume that the Debentures are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Prospectus;

2.3 the Agents will notify the REIT when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the number of Debentures distributed in each Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to a Securities Commission; and

2.4 provided that they are otherwise satisfied, in their sole discretion, they will execute and deliver to the REIT the certificate required to be executed by the Agents under Securities Laws in connection with the Prospectus Supplement and any Amendment.

3. Covenants of the REIT

The REIT covenants and agrees with the Agents that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor, and will have the attributes set out in this Agreement, the Supplemented Prospectus, and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the REIT and the Agents;

3.2 it has filed the Preliminary Prospectus, the Prospectus and the Preliminary Prospectus Supplement in each of the Qualifying Jurisdictions, omitting such information as is permitted to be omitted pursuant to Securities Laws;

3.3 it shall fulfil to the satisfaction of the Agents all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all Securities Laws in each of the Qualifying Jurisdictions. In particular, the REIT will as soon as possible following the execution of this

Agreement, have prepared and filed with the Securities Commissions the Prospectus Supplement and other related documents (in the English and French languages, as appropriate) in respect of the Debentures and shall have taken all other steps and proceedings that may be necessary in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions by or through the Agents and other investment dealers and brokers who comply with Securities Laws.

3.4 until the distribution of the Debentures has been completed, it will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Debentures;

3.5 it shall allow and assist the Agents to participate fully in the preparation of the Supplemented Prospectus any Amendment and the Material Documents, and shall allow the Agents to conduct all "due diligence" investigations that the Agents may reasonably require to fulfil the Agents' obligations as agents and to enable the Agents responsibly to execute any certificate required to be executed by the Agents in such documentation;

3.6 it will comply with sections 114 and 115 of the *Securities Act* (Alberta) and with the other comparable provisions of the Securities Laws, if any, in each of the Qualifying Jurisdictions and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Agents in writing of the full particulars of any material change (for greater certainty, material in the context of the Business), actual, anticipated or threatened, in the operating, financial or physical condition of the Business or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The REIT shall, to the satisfaction of the Agents and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change. The REIT shall, in good faith, first discuss with RBC DS any change in circumstances (actual or proposed within the REIT's knowledge) that is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this paragraph 3.6 and, in any event, prior to making any filing referred to in this paragraph 3.6. For greater certainty, it is understood and agreed that if the Agents determine, after consultation with the REIT, that a material change or change in a material fact has occurred that makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus, or any Amendment or Supplementary Material thereto, or that may result in a misrepresentation, the REIT will:

3.6.1 prepare and file promptly at the request of the Agents any Amendment that in their opinion, acting reasonably, may be necessary or advisable; and

3.6.2 contemporaneously with filing the Amendment under Securities Laws, deliver to the Agents:

3.6.2.1 a copy of the Amendment, originally signed as required by Securities Laws;

3.6.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under Securities Laws; and

3.6.2.3 such other documents as the Agents shall reasonably require;

3.7 it will advise the Agents, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment or Supplementary Material has been filed and receipts have been obtained and will provide evidence satisfactory to the Agents of each filing and the issuance of receipts;

3.8 it will advise the Agents, promptly after receiving notice or obtaining knowledge, of:

3.8.1 the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, any Amendment or any Supplementary Material;

3.8.2 the suspension of the qualification of the Debentures for offering or sale in any of the Qualifying Jurisdictions;

3.8.3 the institution, threatening or contemplation of any proceeding for any of those purposes; or

3.8.4 any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

3.9 it will use reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to the Material Documents and the transactions contemplated by the Supplemented Prospectus and take all such steps as may be reasonably within their power to implement to their full extent the provisions of the Material Documents and the transactions contemplated by the Supplemented Prospectus.

4. Deliveries

The REIT shall cause to be delivered to the Agents:

4.1 on the date hereof, or as soon as possible thereafter, copies of the Supplemented Prospectus, in the English and French language, signed as required by Securities Laws;

4.2 at the time of the delivery to the Agents pursuant to this Section 4 of the Supplemented Prospectus or any Amendment, in the French language,

4.2.1 an opinion of the REIT's counsel in Québec, dated the date of such document, and acceptable in form and substance to the Agents' counsel, that except for any financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors' reports, accounting data, management's discussion and analysis of results of operations and other numerical data (collectively the "**Financial Information**") contained in such document, the document in the French language is, in all material respects, a complete and proper translation of the document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Agents, acting reasonably), dated the date of such document, and acceptable in form and substance to the Agents' counsel, that the Financial Information in such document in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

4.3 at the time of the delivery to the Agents pursuant to this Section 4 of the Supplemented Prospectus or any Amendment and at the Closing Time, a comfort letter of the Auditors dated the date of the Prospectus Supplement or Amendment or the Closing Date, as the case may be, and addressed to the Agents and the trustees of the REIT, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of the Financial Information and such other information as the Agents or their counsel shall reasonably request (including, without limitation, financial information, statistical and accounting data) in each case contained in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter shall be in addition to the Auditors' report in the Supplemented Prospectus or Amendment and the comfort letter of the Auditors addressed, in the case of the Supplemented Prospectus, to the Securities Commissions; and

4.4 as soon as they are available, such number of commercial copies of the Supplemented Prospectus and any Amendment, as applicable, in the English and French languages for distribution to purchasers of the Debentures, as the Agents may reasonably require, without charge, and at such delivery points in such cities in the Qualifying Jurisdictions as the Agents may reasonably request and the REIT acknowledges and agrees that the delivery of such materials constitutes consent by the REIT to the use by the Agents and the Selling Group of those documents in connection with the distribution of the Debentures for sale in all of the Qualifying Jurisdictions, subject to Securities Laws.

5. Representations and Warranties – Supplemented Prospectus

5.1 The delivery to the Agents of the documents referred to in paragraphs 4.1 and 4.4 hereof shall constitute the representation and warranty of the REIT to the Agents that: (i) each such

document at the time of its respective delivery fully complied with the requirements of Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to the Agents' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the REIT and the REIT Entities, taken together, and the Debentures as required by Securities Laws; (ii) with respect to purchasers of Debentures resident in the Province of Québec, such documents do not contain any misrepresentation within the meaning of the *Securities Act* (Québec) and the regulations respecting securities adopted pursuant thereto likely to affect the value or the market price of the Debentures; and (iii) no material fact or information has been omitted from such disclosure (except information and statements relating solely to the Agents' Disclosure) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

5.2 the REIT consents to the use by the Agents of the documents referred to in paragraphs 4.1, and 4.4 hereof in connection with the distribution of the Debentures in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The REIT represents and warrants to the Agents, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the REIT is a trust created and validly existing under the laws of the Province of Alberta, the trustees of the REIT have been duly and validly appointed as trustees of the REIT in accordance with the Declaration of Trust and the REIT has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.2 Holdings is a trust created and validly existing under the laws of the Province of Alberta, the trustees of Holdings have been duly and validly appointed as trustees of Holdings in accordance with Holdings' declaration of trust dated as of June 15, 2005 and Holdings has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.3 each of Calloway Real Estate Investment Trust Inc. and Calloway Financial Inc. is a corporation validly subsisting under its respective laws of incorporation and it has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder and as described in the Supplemented Prospectus;

6.1.4 Calloway LP is a partnership formed and validly existing under the laws of the Province of Alberta, and has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.5 the REIT and the REIT Entities comprise all entities that currently, and will immediately following Closing, own, directly or indirectly, any assets used or to be used in carrying on the Business, or that currently or will otherwise participate in the Business;

6.1.6 the REIT and each REIT Entity has conducted and is conducting its affairs in compliance in all material respects with all applicable laws, rules, environmental legislation, regulations, licences and permits and is, and will immediately following Closing be, licensed, registered or qualified and has, and will immediately following Closing have, all necessary licences and permits in all jurisdictions in which it carries on or will carry on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to be so licensed, registered or qualified would not reasonably be expected to have a material adverse effect on the Business, and all such licences, registrations, qualifications and permits held by the REIT and each REIT Entity are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which would reasonably be expected to have a material adverse effect on the Business as now conducted or currently proposed to be conducted. The REIT is not aware of any legislation, regulation, by-law or other lawful requirement currently in force or proposed to be brought into force by any governmental authority with which the REIT will be unable to comply and/or which would reasonably be expected to materially adversely affect the Business;

6.1.7 the REIT has conducted and is conducting its business in compliance in all material respects with the terms and provisions of the Declaration of Trust;

6.1.8 other than as set forth in the Supplemented Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting control of any of the securities of the REIT or the REIT Entities;

6.1.9 the REIT has all requisite power and authority: (i) to enter into the Material Agreements; (ii) to carry out all the terms and provisions of the Material Agreements; and (iii) to issue and deliver the Debentures in accordance with the provisions of the Material Agreements;

6.1.10 each of the Material Documents to which any of the REIT or the REIT Entities is a party has been or, as the case may be, will at the Closing Time be, duly authorized, executed and delivered by them, respectively, and constitute or, as the case may be, will constitute when so executed and delivered, legal, valid and binding obligations of them, respectively, enforceable in accordance with their respective terms, except

where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

6.1.11 the REIT is authorized to issue an unlimited number of Units, of which, as at September 15, 2005, 50,204,898 Units are issued and outstanding as fully-paid units of the REIT;

6.1.12 the Partnership is authorized to issue an unlimited number of Class A units, Class B units and Class C units, of which, as at September 15, 2005, 1 Class A unit and 12,750,007 Class B units are issued and outstanding as fully-paid units of the Partnership;

6.1.13 the issuance of the Debentures by the REIT to the Agents in accordance with the terms of this Agreement has been authorized by all necessary action of the REIT, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

6.1.14 no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the REIT for the execution and delivery of and the performance by it of its obligations under this Agreement or the Indenture except as may be required under Securities Laws and which shall have been obtained at or before the Closing Time;

6.1.15 none of (i) the execution and delivery of this Agreement or the Material Documents, and any document or instrument to be executed and delivered by any of the REIT, or the REIT Entities, as applicable, pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement and the Material Documents, and any documents or instruments to be executed and delivered by any of the REIT or the REIT Entities, as applicable, pursuant hereto or thereto; or (iii) the issue and sale of the Debentures; would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute a default under, and none of the REIT or the REIT Entities, are in default under or in breach of (A) the terms, conditions or provisions of their respective constating documents, including, without limitation, in the case of the REIT, the Declaration of Trust, or any resolution of their respective trustees, directors, unitholders or shareholders, as applicable; (B) any material mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which they are a party, respectively, or by which they or their respective property or assets are bound; or (C) any judgment, decree, order, statute, rule or regulation applicable to any of them, including without limitation, Securities Laws and the by-laws, rules and regulations of the TSX; except any consent, approval, permit, authorization, order or filing required under Securities Laws which shall have been obtained at or before the Closing Time, and except, in each case, any breach or default which is immaterial;

6.1.16 the Units are currently listed on the TSX;

6.1.17 the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws and is in compliance with the by-laws, rules and regulations of the TSX, and shall maintain its status as a reporting issuer (or the equivalent) under Securities Laws;

6.1.18 the Public Disclosure Documents and any other filings made by the REIT with any Securities Commission or the TSX are at the respective dates thereof, true and correct, contain or contained no misrepresentation and constitute full, true and plain disclosure of all material facts pertaining to the REIT, and the REIT does not have any confidential filings with any Securities Commission or the TSX;

6.1.19 the REIT has no knowledge of any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the REIT or the REIT Entities, which has not been generally disclosed and reported to the Securities Commissions or the TSX and the REIT does not have any knowledge of any material adverse information in regard to the current and prospective operations of the REIT or the REIT Entities, which has not been generally disclosed;

6.1.20 no Securities Commission or other regulatory authority has issued any order having the effect of suspending or ceasing the trading of Units or the Debentures;

6.1.21 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of BBB or higher, and have not been placed on a credit watch or a comparable downgrade warning;

6.1.22 Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent of the REIT with respect to the Units and will be appointed transfer agent for the Debentures prior to the Closing Date;

6.1.23 the form and terms of the certificates for the Debentures will be, prior to the Closing Date, approved and adopted by the trustees of the REIT and will comply with all legal requirements and will not conflict with the Declaration of Trust;

6.1.24 neither the REIT nor any of the REIT Entities has, or will immediately following Closing have, securities outstanding that are convertible into or exchangeable or exercisable for Units and there are not, nor will there immediately following Closing be, any outstanding options on or rights to subscribe for any of the unissued units of the REIT or the REIT Entities except as disclosed in the Supplemented Prospectus;

6.1.25 the financial statements of the REIT included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the REIT, as at their respective dates;

6.1.26 the financial statements of the FirstPro Centres, the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II, Centres V Phase III and the Assigned Centres included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the FirstPro Centres, the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II, Centres V Phase III and the Assigned Centres as the case may be, as at their respective dates;

6.1.27 since June 30, 2005:

6.1.27.1 there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions;

6.1.27.2 there has not been any material change in the capital or long-term debt of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions;

6.1.27.3 there has not been any material change in the Business, business prospects, condition (financial or otherwise) or results of the operations of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions, including any material increases in levels of bad debts or cancellation or material amendment of any material purchase or sales contracts; and

6.1.27.4 except as has been publicly disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions, each of the REIT and the REIT Entities has carried on business in the ordinary course;

6.1.28 there has not been any reportable disagreement (within the meaning of National Instrument 51-102, Continuous Disclosure Obligations) between the REIT or any REIT Entity and the Auditors;

6.1.29 the REIT will apply the net proceeds from the issue and sale of the Debentures, to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading "Use of Proceeds" in the Supplemented Prospectus;

6.1.30 other than as disclosed in the Supplemented Prospectus, neither the REIT, any of the REIT Entities nor any agents acting on their respective behalves have approved or entered into any agreement in respect of the purchase of any property or the sale,

transfer or other disposition of any property currently owned, directly or indirectly, by the REIT or REIT Entities, whether by asset sale, transfer of shares, or otherwise;

6.1.31 other than as disclosed in the Supplemented Prospectus:

6.1.31.1 except in the ordinary course of business, no distributions to holders of Units have been declared or paid by the REIT and no capital expenditures or commitments therefor have been made by the REIT;

6.1.31.2 the REIT has not incurred any material obligation or liability, direct, contingent or otherwise; and

6.1.31.3 no transactions of a nature material to the REIT have been entered into or approved by the REIT;

6.1.32 other than as may be required under Securities Laws, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the creation, issue, sale and other distribution of the Debentures as contemplated by this Agreement and the Indenture;

6.1.33 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the REIT, threatened, which would question the validity of the creation, issuance, sale or other distribution of the Debentures or the validity of any action taken or to be taken by the REIT in connection with this Agreement;

6.1.34 at or before the Closing Time, all actions required to be taken by or on behalf of the REIT, including the passing of all requisite resolutions of the trustees and unitholders, shall have occurred so as to validly authorize the issue, sale and distribution of the Debentures and to validly authorize the entering into by the REIT of the Indenture;

6.1.35 there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the REIT, threatened against or affecting any of the REIT or any REIT Entity, at law or in equity or before or by any federal, provincial, municipal or other bureau, agency or instrumentality, domestic or foreign, which may in any way materially affect the Business;

6.1.36 except as set forth in the Supplemented Prospectus, the REIT is, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities, and will immediately following Closing be, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities; any and all material agreements pursuant to which the REIT carries on, or will immediately following Closing carry on, directly or indirectly, the Business are, or will immediately following Closing be, as the case may be, valid and subsisting

agreements in full force and effect, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws; none of the REIT or any of the REIT Entities is, or will immediately following Closing be, in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its or their beneficial ownership or its or their interests in such assets or which would reasonably be expected to have a material adverse effect upon any such assets or upon the operation of the Business nor has any such default been alleged; all material agreements, including leases, are, and immediately following Closing will be, in good standing and there has been, and immediately following Closing there will be, no material default under any such agreements (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty, property or other taxes required to be paid with respect to such assets to the date hereof have been paid except for such taxes that are being contested in good faith;

6.1.37 the trust records, corporate books and minute books of the REIT and the REIT Entities contain complete and accurate minutes of all meetings of trustees, directors and committees thereof and unitholders and shareholders, as applicable, held since their respective dates of formation or incorporation, all such meetings were duly called and held and the unit or share certificate books, registers of unitholders and shareholders, registers of transfers and registers of trustees and directors of the REIT and the REIT Entities are complete and accurate;

6.1.38 insurance coverage against such risks and in such amounts as are reasonable for prudent owners of similar businesses is maintained by the REIT and the REIT Entities or is arranged by the trustees and the directors of the REIT and the REIT Entities, as the case may be, with responsible insurers and that coverage is, and will immediately following Closing be, in full force and effect for the Calloway Properties; neither the REIT nor any REIT Entity is, or will immediately following Closing be, in default with respect to any of the provisions contained in such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy;

6.1.39 all of the REIT's real properties and the buildings constructed thereon were constructed in accordance with building permits properly issued therefor, if required, and in material compliance with all applicable building and zoning by-laws and there are no material defects in such buildings; the REIT has received no notice of any outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority and there is no matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance;

6.1.40 all of the REIT's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits, and none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation;

6.1.41 the REIT is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of NI 44-101; and

6.1.42 subject to any exemptive relief obtained by the REIT, the Supplemented Prospectus contains all financial statements that are required by NI 44-101.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of McCarthy Tétrault LLP, Box 48, Suite 4700, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Agents under this Agreement, which conditions the REIT covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Agents:

7.2.1 receipt by the Agents of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the REIT's counsel addressed to the Agents and to McCarthy Tétrault LLP, in such form as the Agents may reasonably request, including with respect to the following matters:

7.2.1.1.1 as to the due formation or incorporation, as applicable, and valid existence of the REIT and each REIT Entity under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the REIT to carry out its obligations under this Agreement and of the REIT to create and issue the Debentures;

7.2.1.1.2 as to the authorized and issued capital of the REIT and each REIT Entity and as to the registered ownership of such issued capital for the REIT and each REIT Entity;

7.2.1.1.3 that the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws;

7.2.1.1.4 that the REIT and each REIT Entity has all requisite power, capacity and authority under the laws of its jurisdiction of

formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Supplemented Prospectus, the Indenture and this Agreement;

7.2.1.1.5 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of each of the Preliminary Prospectus, the Prospectus, the Preliminary Prospectus Supplement and the Prospectus Supplement and any Amendments, if applicable, the filing of such documents under Securities Laws and for the REIT to validly issue the Debentures to the Agents;

7.2.1.1.6 that the Debentures have been validly created by the REIT and, upon the REIT receiving payment of the purchase price therefor, the Debentures will be validly issued and outstanding;

7.2.1.1.7 that the attributes of the Debentures are consistent in all material respects with the description thereof in the Supplemented Prospectus;

7.2.1.1.8 (i) the execution and delivery of the Material Documents to which any of the REIT or any REIT Entity is a party; (ii) the performance and compliance with the terms of the Material Documents to which the REIT or any REIT Entity is a party; and (iii) the issue and sale of the Debentures, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the REIT or any REIT Entity or of any agreement or instrument, including the Material Documents, in respect of the Business by which the REIT or any REIT Entity is bound;

7.2.1.1.9 that all necessary action has been taken by each of the REIT and each REIT Entity to authorize the execution, delivery and performance of each of the Material Documents to which it is a party, and each of the Material Documents to which it is a party has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except

as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Section 8 of this Agreement;

7.2.1.1.10 with respect to such matters of title of the Calloway Properties as the Agents and their counsel may reasonably request;

7.2.1.1.11 confirming its opinions concerning tax matters under the heading "Eligibility For Investment" and under the heading "Canadian Federal Income Tax Considerations" in the Prospectus Supplement;

7.2.1.1.12 confirming that the Debentures are not precluded as investments under the statutes listed under the heading "Eligibility For Investment" in the Prospectus Supplement;

7.2.1.1.13 that Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the transfer agent and registrar for the Units and the Debentures;

7.2.1.1.14 that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the REIT to qualify the Debentures for distribution to the public through registrants or dealers registered under the applicable legislation of such Qualifying Jurisdiction who have complied with the relevant provisions of such applicable legislation;

7.2.1.1.15 that the form and terms of the definitive certificates representing the Debentures has been approved and adopted by the REIT and complies with the terms and conditions of the Declaration of Trust and all legal requirements applicable thereto;

7.2.1.1.16 that the Units are currently listed on the TSX; and

7.2.1.1.17 such other matters as the Agents and Agents' counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the REIT and the REIT Entities;

7.2.1.2 an opinion of the Agents' counsel, which may rely on the opinion of the REIT's counsel as to matters which specifically relate to the REIT or REIT

Entities, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, with respect to those matters as the Agents may reasonably request relating to the distribution of the Debentures;

7.2.1.3 an opinion of the REIT's local counsel in Québec, dated the Closing Date and acceptable in form and substance to the Agents' counsel, acting reasonably, as to compliance of the Preliminary Prospectus, the Prospectus, the Preliminary Prospectus Supplement and the Prospectus Supplement and any Amendments, if applicable, with the laws of the Province of Québec relating to the use of the French language;

7.2.1.4 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and/or the chief financial officer of the REIT, or such other officers of the REIT as may be acceptable to the Agents, addressed to the Agents and their counsel and counsel to the REIT, certifying on behalf of the REIT and without personal liability:

(i) that the REIT has complied with all terms and conditions of this Agreement to be complied with by the REIT at or prior to the Closing Time;

(ii) that the representations and warranties of the REIT contained herein are true and correct as of the Closing Time as if such representations and warranties had been made at such time;

(iii) that no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the REIT has been received by the REIT and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(iv) that to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since the date of the Supplemented Prospectus and any Amendments thereto there has been no material adverse change, financial or otherwise, to such date in the operating, financial or physical condition of the Business, or in any other current or intended business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the REIT, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing);

(v) that the REIT has satisfied certain factual requirements in connection with the qualification of the REIT as a "unit trust" and "mutual fund trust" for purposes of the *Income Tax Act* (Canada); and

(vi) as to such other matters of a factual nature as the Agents and the Agents' counsel may reasonably request;

7.2.1.5 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.6 certificates dated the Closing Date, signed by appropriate officers of the REIT addressed to the Agents and their counsel, with respect to the Declaration of Trust, all resolutions of the board of trustees of the REIT and other actions relating to this Agreement and to the creation, allotment, issue and sale of the Debentures, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request; and

7.2.1.7 one definitive certificate representing the Debentures registered in the name designated by RBC DS, against payment to the REIT, or as the REIT may direct, of the purchase price in respect of the Debentures;

all in form and substance satisfactory to the Agents, acting reasonably;

7.2.2 the representations and warranties of the REIT contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

7.2.3 confirmation in form acceptable to the Agents that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of BBB or higher, and have not been placed on ratings alert or other comparable downgrade warning;

7.2.4 the REIT having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.5 the Agents not having previously terminated their obligations pursuant to Section 0 of this Agreement.

7.3 It shall be a condition precedent to the REIT's obligations to issue the Debentures that:

7.3.1 the REIT shall have received funds from the Agents by wire transfer payable in Toronto representing the aggregate purchase price for the Debentures, in Canadian dollars, less an amount equal to the full amount of the agency fee for such Debentures;

7.3.2 the Agents shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

7.3.3 no order shall have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Debentures;

7.4 The Agents will provide a direction to CDS with respect to the crediting of the Debentures to the accounts of the participants of CDS as shall be designated by the Agents in writing in sufficient time prior to the Closing Date to permit such crediting.

8. Indemnity

8.1 The REIT shall protect and indemnify the Agents and the Agents' directors, officers, shareholders, employees and agents (the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, actions, causes of action, demands, costs, damages, expenses and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Agents' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Agents' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Agents' Disclosure) in the Supplemented Prospectus or any Amendment (except any document or material delivered or filed solely by the Agents) preventing or restricting the trading in or the sale or distribution of the Debentures, or any of them, or any other securities of the REIT in any of the Qualifying Jurisdictions; or

8.1.3 the REIT's non-compliance with any requirement of Securities Laws in connection with the transactions herein contemplated, including the REIT's non-compliance with the requirement to file any document under or in compliance with Securities Laws.

8.2 If any claim contemplated by this Section 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the REIT as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the REIT therefrom, affect the REIT's liability under this Section 8), and the REIT shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the

REIT or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the REIT fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the REIT; or (iii) the named parties to any such suit include both the Indemnified Party and the REIT, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the REIT (in each of which cases the REIT shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, and the REIT shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the REIT to constitute the Agents as trustees for the Agents' directors, officers, shareholders, employees and agents of the covenants of the REIT under this Section 8 with respect to the Agents' directors, officers, shareholders, employees and agents and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The REIT hereby waives its right to recover contribution from the Agents with respect to any liability of the REIT by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment (except facts or information relating solely to Agents' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) for which indemnity is provided in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the REIT shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the REIT on the one hand and the Agents on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the agency fee for the Debentures.

The relative benefits received by the REIT on the one hand and the Agents on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the agency fee for the Debentures) is to the agency fee for the Debentures. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the REIT including, without limitation, expenses payable in connection with the qualification of the Debentures for distribution to the public, the fees and expenses of the REIT's counsel and the fees, subject to a maximum of $110,000 plus GST, and reasonable expenses of the Agents' counsel, any reasonable out-of-pocket expenses of the Agents, the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Supplemented Prospectus and the certificates representing the Debentures.

If the purchase and sale of the Debentures is not completed in accordance with the terms of this Agreement by reason of default or breach by the Agents, and the REIT has complied with its obligations under this Agreement, the REIT shall not be obliged to assume and pay the fees and expenses of the Agents' counsel and the out-of-pocket expenses of the Agents.

10. Termination

10.1 In addition to any other remedies that may be available to the Agents, the Agents shall be entitled, at the Agents' option, to terminate and cancel, without any liability on the Agents' part, the Agents' obligations under this Agreement if, prior to the Closing Time:

10.1.1 any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any Qualifying Jurisdiction, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the opinion of the Agents, or either of them, operates to prevent or restrict the trading in the Units, the Debentures or any other securities of the REIT or the distribution of the Units, the Debentures or any other securities of the REIT, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.2 there shall occur any material change or regulatory intervention, actual, anticipated or threatened, in the operating, financial or physical condition of the Business or any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment thereto, or there shall exist any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment thereto, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Agents), which in the reasonable opinion of the Agents would reasonably be expected to have a material adverse effect on the market price or value of the Units or the Debentures, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.3 there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or any change in national or international financial, political or economic conditions, including, without limitation, any change in the state of the financial markets, or other occurrence of any nature whatsoever (including, without limitation, an act of

terrorism) which, in the reasonable opinion of the Agents, seriously affects, or may seriously affect, the financial markets or the Business or the state of the financial markets is such that, in the reasonable opinion of the Agents, the Debentures cannot be profitably marketed, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.4 there shall be an adverse change in the assigned ratings on the Debentures, or any other rated public securities,

10.1.5 an order shall have been made by any Securities Commission which restricts in any manner the distribution of the Units or the Debentures or trading in the Units or the Debentures which remains outstanding for a sufficient length of time such that, in the reasonable opinion of the Agents, such order has materially adversely affected or may materially adversely affect the ability of the Agents to offer or to continue to offer the Debentures for sale in the Qualifying Jurisdictions, by giving the REIT written notice to that effect not later than the Closing Time; or

10.1.6 there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada), the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Agents, might reasonably be expected to have a material adverse effect on the Distributable Income of the REIT or on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the REIT to the holders thereof.

If the Agents terminate their obligations hereunder pursuant to this Section 0, the REIT's liability hereunder to the Agents shall be limited to the REIT's obligations under Sections 8 and 9 hereof.

11. Reliance on RBC DS

All steps or other actions which must or may be taken by the Agents in connection with this Agreement shall be taken by RBC DS, with the exception of the matters contemplated by Sections 8, 0, and 12, on the Agents' behalf and the execution of this offer by the Agents shall constitute the authority of the REIT for accepting notification of any such steps or other actions from RBC DS.

12. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the REIT on the one hand and the Agents on the other hand, prior to the Closing Time shall be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions shall entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing.

If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder shall be limited to the indemnity referred to in Section 8 hereof and the payment of expenses referred to in Section 9 hereof.

13. Survival

All representations, warranties, covenants and agreements of the REIT herein contained or contained in the Indenture shall survive the purchase by the Agents of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Agents may carry out or which may be carried out on behalf of the Agents or otherwise and notwithstanding any subsequent disposition by the Agents of the Debentures. Such representations, warranties, covenants and agreements of the REIT shall survive for such maximum period of time as the Agents may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Supplemented Prospectus or an Amendment or either of them, pursuant to Securities Laws.

14. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the REIT:

310, 855-8th Avenue, S.W.
Calgary, Alberta
T2P 3P1

Attention: Mr. Mark A. Suchan
Telecopier Number: (403) 266-6522

and to:

700 Applewood Crescent
Suite 100
Vaughan, Ontario
L4K 5X3

Attention: Mr. Simon Nyilassy
Telecopier Number: (905) 326-0063

in the case of RBC DS:

Royal Bank Plaza, North Tower
4th Floor
Toronto, Ontario
M5J 2W7

Attention: Mr. David M. Dulberg
Telecopier Number: (416) 842-8910

in the case of Scotia Capital Inc.:

> 40 King Street West
> Scotia Plaza, 66th Floor
> Toronto, Ontario
> M5W 2X6
>
> Attention: Mr. D. Gregory Lawrence
> Telecopier Number: (416) 945-4534

with a copy to McCarthy Tétrault LLP:

> Box 48, Suite 4700, Toronto Dominion Bank Tower
> Toronto, Ontario
> M5K 1E6
>
> Attention: Mr. Graham P.C. Gow
> Telecopier Number: (416) 868-0673

The REIT or any of the Agents may change its address by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by telecopier if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

15. Time of Essence

Time shall be of the essence of this Agreement.

16. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of Ontario shall have non-exclusive jurisdiction over any dispute hereunder.

17. Counterparts

The signature of any of the parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature and this Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

18. Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

19. Acknowledgement

The parties acknowledge and agree that the obligations of the REIT hereunder are not personally binding upon any trustee, director, officer, consultant, employee or agent thereof, any registered or beneficial holder of units in the REIT or any annuitant under a plan of which a unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the REIT only shall be bound by such obligations. Any obligation of the REIT set out in this Agreement shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the REIT in their capacity as trustees of the REIT only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to RBC DS on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

Per: *"David M. Dulberg"*

SCOTIA CAPITAL INC.

Per: *"D. Gregory Lawrence"*

Accepted and agreed to as of this 15th day of September, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: *"Simon Nyilassy"*



UNDERWRITING AGREEMENT

November 28, 2005

Calloway Real Estate Investment Trust
700 Applewood Crescent
Suite 100
Vaughan, ON
L4K 5X3

Attention: Mr. Simon Nyilassy

Dear Sirs:

We understand that Calloway Real Estate Investment Trust (the "**REIT**") desires to issue and sell 4,256,000 Units (the "**Purchased Units**") as more particularly described below. We further understand that the REIT has filed a (final) base shelf short form prospectus (the "**Base Prospectus**") dated September 14, 2005 relating to the issuance of debt and equity securities in each of the Qualifying Jurisdictions (as defined below) and is prepared:

(i) to authorize and issue the Purchased Units; and

(ii) to prepare and file, without delay, a (final) prospectus supplement (the "**Prospectus Supplement**") and all necessary related documents in order to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions.

Subject to the terms and conditions set out in this Agreement, CIBC World Markets Inc. ("**CIBCWM**"), RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**") hereby severally offer to purchase from the REIT and, by its acceptance of this Agreement, the REIT hereby agrees to sell to the Underwriters, at the Closing Time (as defined below), all but not less than all of the Purchased Units, in consideration of $100,016,000 (the "**Purchase Price**"). The Underwriters propose to distribute the Purchased Units in Canada pursuant to the Prospectus Supplement in the manner contemplated by this Agreement.

In consideration of the Underwriters' agreement to purchase the Purchased Units, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Purchased Units and the Prospectus Supplement, distributing the Units to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Units, the REIT agrees to pay to the Underwriters, at the Closing Time, an underwriting fee equal to $0.94 for each Purchased Unit (representing a commission of 4%).

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"**affiliate**" has the same meaning as set forth in Ontario Securities Commission Rule 45-501 – Exempt Distributions;

"**Agreement**" means the agreement resulting from the acceptance by the REIT of the terms of this Agreement;

"**Amendment**" means, as applicable, any amendment to the Base Prospectus or the Prospectus Supplement;

"**Annual and Special Meeting**" means the annual and special meeting of the unitholders of the REIT held on July 7, 2005;

"**Assigned Centres**" means collectively, a shopping centre in Laval, Quebec and a shopping centre in Halifax, Nova Scotia acquired by the REIT on May 4, 2004;

"**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditors of the REIT;

"**Base Prospectus**" means the (final) base shelf short form prospectus of the REIT dated September 14, 2005 filed in connection with the qualification for distribution of debt and equity securities in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

"**Business**" means, as the context requires, the assets held and the businesses carried on, directly or indirectly by the REIT, including all entities in which the REIT has or will have immediately following the Closing, a direct or indirect economic interest, including the ownership and operation of the Calloway Properties and related contracts and liabilities;

"**Business Day**" means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

"**Calloway LP**" means Calloway Limited Partnership;

"**Calloway Properties**" means collectively, the retail, industrial and office properties owned, directly or indirectly, by the REIT as of the date hereof;

"**CDS**" means the Canadian Depository for Securities Limited;

"**Centres**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on February 16, 2004;

"**Centres II**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on May 14, 2004;

"**Centres V Phase I**" is as defined in the Notice and Circular;

"**Centres V Phase II**" is as defined in the Notice and Circular;

"**Centres V Phase III**" is as defined in the Notice and Circular;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means December 6, 2005 or such other date as the REIT and the Underwriters may mutually agree upon in writing;

"**Closing Time**" means 8:30 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the REIT and the Underwriters may mutually agree upon in writing;

"**Declaration of Trust**" means the declaration of trust of the REIT, dated as of December 4, 2001, as most recently amended and restated as of July 7, 2005;

"**Distributable Income**" has the meaning ascribed thereto in the Declaration of Trust;

"**Financial Information**" has the meaning ascribed thereto in paragraph 4.2.1;

"**FirstPro**" means collectively, the FirstPro Shopping Centres group of companies and related and affiliated parties;

"**FirstPro Centres**" means the nine shopping centres acquired, directly or indirectly, from FirstPro on October 31, 2003;

"**Holdings**" means Calloway Holdings Trust;

"**Indemnified Parties**" has the meaning ascribed thereto in paragraph 8.1;

"**NI 44-101**" means National Instrument 44-101 – Short Form Prospectus Distributions;

"**Notice and Circular**" means the Notice of Annual and Special Meeting of Unitholders and related Management Information Circular of the REIT dated June 9, 2005;

"**Offering**" means the offering of the Purchased Units qualified by the Supplemented Prospectus;

"**Partnership**" means the Wal-Mart-FirstPro Realty Partnership;

"**Person**" includes an individual, body corporate, partnership, joint venture, trust or unincorporated organization, the Crown or any instrumentality thereof or any other entity recognized by law;

"**Phase I Centres**" is as defined in the Notice and Circular;

"**Phase II Centres**" is as defined in the Notice and Circular;

"**Prospectus Supplement**" means the (final) prospectus supplement of the REIT to be filed which, together with the Base Prospectus, will qualify the distribution of the Purchased Units in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

"**Public Disclosure Documents**" means all publicly available documents in respect of such entity filed on the System for Electronic Document Analysis and Retrieval;

"**Purchased Units**" means the 4,256,000 Units to be sold to the Underwriters at a price of $23.50 per Unit pursuant to the Offering and this Agreement;

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**REIT Entities**" means Calloway Real Estate Investment Trust Inc., Holdings, Calloway LP and Calloway Financial Inc. and includes any company, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by the REIT as of the date hereof or immediately following Closing;

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, and, as the context may require, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian Securities Administrators;

"**Selling Firm**" has the meaning ascribed thereto in paragraph 2.2;

"**Supplementary Material**" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Base Prospectus, the Prospectus Supplement or any Amendment;

"**Supplemented Prospectus**" means the Base Prospectus, as supplemented by the Prospectus Supplement;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters' Disclosure**" means any disclosure relating solely to the Underwriters provided to the REIT by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**Unit Option Plan**" means the incentive trust unit option plan adopted by the trustees of the REIT; and

"**Units**" means trust units of the REIT.

1.2 Whenever used in this Agreement, the terms "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms, and "distribution" shall include a "distribution to the public" as defined, under Securities Laws.

1.3 Whenever used in this Agreement, the terms "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively.

1.4 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.5 Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2. *Covenants of the Underwriters*

The Underwriters covenant with the REIT that:

2.1 other than as disclosed in the Supplemented Prospectus, the REIT is not a "related issuer" or "connected issuer" of any of them. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105 – Underwriting Conflicts. Notwithstanding the foregoing provisions of this paragraph 2.1, no Underwriter will be liable to the REIT with respect to a default by another Underwriter under this paragraph 2.1;

2.2 they will offer the Purchased Units for sale to the public on behalf of the REIT, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Securities Laws, and upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement. For the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Purchased Units are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Base

Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Base Prospectus;

2.3 the Underwriters will notify the REIT when, in their opinion, the distribution of the Purchased Units shall have ceased and provide a breakdown of the number of Purchased Units distributed in each Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to a Securities Commission;

2.4 provided that they are otherwise satisfied, in their sole discretion, they will execute and deliver to the REIT the certificate required to be executed by the Underwriters under Securities Laws in connection with the Prospectus Supplement and any Amendment; and

2.5 the Underwriters agree not to distribute the Purchased Units in such manner as to require registration of the Purchased Units or the filling of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Provinces. The Underwriters agree that they will not offer or sell any of the Purchased Units constituting a part of their allotment within the United States. Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this paragraph 2.5.

3. Covenants of the REIT

The REIT covenants and agrees with the Underwriters that:

3.1 the Purchased Units will be duly and validly authorized and issued on the payment therefor, and will have the attributes set out in this Agreement, the Supplemented Prospectus, and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the REIT and the Underwriters;

3.2 it has filed the Base Prospectus in each of the Qualifying Jurisdictions, omitting such information as is permitted to be omitted pursuant to Securities Laws;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Purchased Units to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all Securities Laws in each of the Qualifying Jurisdictions. In particular, the REIT will, within two business days following the execution of this Agreement, have prepared and filed with the Securities Commissions the Prospectus Supplement and other related documents (in the English and French languages, as appropriate) in respect of the Purchased Units and shall have taken all other steps and proceedings that may be necessary in order to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with Securities Laws.

3.4 until the distribution of the Purchased Units has been completed, it will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Purchased Units;

3.5 it shall allow and assist the Underwriters to participate fully in the preparation of the Supplemented Prospectus and any Amendment, and shall allow the Underwriters to conduct all "due diligence" investigations that the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters in such documentation;

3.6 it will comply with sections 114 and 115 of the *Securities Act* (Alberta) and with the other comparable provisions of the Securities Laws, if any, in each of the Qualifying Jurisdictions and during the period from the date hereof to the completion of distribution of the Purchased Units, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of the Business), actual, anticipated or threatened, in the operating, financial or physical condition of the Business or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The REIT shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change. The REIT shall, in good faith, first discuss with CIBCWM any change in circumstances (actual or proposed within the REIT's knowledge) that is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.6 and, in any event, prior to making any filing referred to in this paragraph 3.6. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the REIT, that a material change or change in a material fact has occurred that makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus, or any Amendment or Supplementary Material thereto, or that may result in a misrepresentation, the REIT will:

3.6.1 prepare and file promptly at the request of the Underwriters any Amendment that in their opinion, acting reasonably, may be necessary or advisable; and

3.6.2 contemporaneously with filing the Amendment under Securities Laws, deliver to the Underwriters:

3.6.2.1 a copy of the Amendment, originally signed as required by Securities Laws;

3.6.2.2 an originally signed copy of all documents relating to the proposed distribution of the Purchased Units and filed with the Amendment under Securities Laws; and

3.6.2.3 such other documents as the Underwriters shall reasonably require;

3.7 it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment or Supplementary Material has been filed and receipts (or equivalent documents) have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

3.8 it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of:

3.8.1 the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, any Amendment or any Supplementary Material;

3.8.2 the suspension of the qualification of the Purchased Units for offering or sale in any of the Qualifying Jurisdictions;

3.8.3 the institution, threatening or contemplation of any proceeding for any of those purposes; or

3.8.4 any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

3.9 it will use reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Supplemented Prospectus and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement and the transactions contemplated by the Supplemented Prospectus.

4. Deliveries

The REIT shall cause to be delivered to the Underwriters:

4.1 on the date hereof, or as soon as possible thereafter, copies of the Supplemented Prospectus, in the English and French language, signed as required by Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this Section 4 of the Supplemented Prospectus or any Amendment, in the French language,

4.2.1 an opinion of the REIT's counsel in Québec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that except for any financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors' reports, accounting data, management's discussion and analysis of results of operations and other numerical data (collectively the "**Financial Information**") contained in such document, the document in the French language is, in all material respects, a complete and proper translation of the document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and

substance to the Underwriters' counsel, that the Financial Information in such document in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

4.3 at the time of the delivery to the Underwriters pursuant to this Section 4 of the Supplemented Prospectus or any Amendment and at the Closing Time, a comfort letter of the Auditors dated the date of the Prospectus Supplement or Amendment or the Closing Date, as the case may be, and addressed to the Underwriters and the trustees of the REIT, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information and such other information as the Underwriters or their counsel shall reasonably request (including, without limitation, financial information, statistical and accounting data) in each case contained in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter shall be in addition to the Auditors' report in the Supplemented Prospectus or Amendment and the comfort letter of the Auditors addressed, in the case of the Supplemented Prospectus, to the Securities Commissions; and

4.4 as soon as they are available, such number of commercial copies of the Supplemented Prospectus and any Amendment, as applicable, in the English and French languages for distribution to purchasers of the Purchased Units, as the Underwriters may reasonably require, without charge, and at such delivery points in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request and the REIT acknowledges and agrees that the delivery of such materials constitutes consent by the REIT to the use by the Underwriters and the Selling Group of those documents in connection with the distribution of the Purchased Units for sale in all of the Qualifying Jurisdictions, subject to Securities Laws.

5. Representations and Warranties – Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1 and 4.4 hereof shall constitute the representation and warranty of the REIT to the Underwriters that: (i) each such document at the time of its respective delivery fully complied with the requirements of Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to the Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the REIT and the REIT Entities, taken together, and the Purchased Units as required by Securities Laws; (ii) with respect to purchasers of Purchased Units resident in the Province of Québec, such documents do not contain any misrepresentation within the meaning of the *Securities Act* (Québec) and the regulations respecting securities adopted pursuant thereto

likely to affect the value or the market price of the Purchased Units; and (iii) no material fact or information has been omitted from such disclosure (except information and statements relating solely to the Underwriters' Disclosure) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

5.2 the REIT consents to the use by the Underwriters of the documents referred to in paragraphs 4.1 and 4.4 hereof in connection with the distribution of the Purchased Units in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The REIT represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the REIT is a trust created and validly existing under the laws of the Province of Alberta, the trustees of the REIT have been duly and validly appointed as trustees of the REIT in accordance with the Declaration of Trust and the REIT has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.2 Holdings is a trust created and validly existing under the laws of the Province of Alberta, the trustees of Holdings have been duly and validly appointed as trustees of Holdings in accordance with Holdings' declaration of trust dated as of June 15, 2005 and Holdings has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.3 each of Calloway Real Estate Investment Trust Inc. and Calloway Financial Inc. is a corporation validly subsisting under its respective laws of incorporation and it has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder and as described in the Supplemented Prospectus;

6.1.4 Calloway LP is a partnership formed and validly existing under the laws of the Province of Alberta, and has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.5 the REIT and the REIT Entities comprise all entities that currently, and will immediately following Closing, own, directly or indirectly, any assets used or to

be used in carrying on the Business, or that currently or will otherwise participate in the Business;

6.1.6 the REIT and each REIT Entity has conducted and is conducting its affairs in compliance in all material respects with all applicable laws, rules, environmental legislation, regulations, licences and permits and is, and will immediately following Closing be, licensed, registered or qualified and has, and will immediately following Closing have, all necessary licences and permits in all jurisdictions in which it carries on or will carry on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to be so licensed, registered or qualified would not reasonably be expected to have a material adverse effect on the Business, and all such licences, registrations, qualifications and permits held by the REIT and each REIT Entity are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which would reasonably be expected to have a material adverse effect on the Business as now conducted or currently proposed to be conducted. The REIT is not aware of any legislation, regulation, by-law or other lawful requirement currently in force or proposed to be brought into force by any governmental authority with which the REIT will be unable to comply and/or which would reasonably be expected to materially adversely affect the Business;

6.1.7 the REIT has conducted and is conducting its business in compliance in all material respects with the terms and provisions of the Declaration of Trust;

6.1.8 other than as set forth in the Supplemented Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting control of any of the securities of the REIT or the REIT Entities;

6.1.9 the REIT has all requisite power and authority: (i) to enter into this Agreement; (ii) to carry out all the terms and provisions of this Agreement; and (iii) to issue and deliver the Purchased Units in accordance with the provisions of this Agreement;

6.1.10 this Agreement has been duly authorized, executed and delivered by them, respectively, and constitute or, as the case may be, will constitute when so executed and delivered, legal, valid and binding obligations of them, respectively, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

6.1.11 the REIT is authorized to issue an unlimited number of Units, of which, as at November 24, 2005, 50,906,548 Units are issued and outstanding as fully-paid units of the REIT;

6.1.12 the Partnership is authorized to issue an unlimited number of Class A units, Class B units and Class C units, of which, as at November 24, 2005, all of the Class A units are owned by the REIT and 12,750,007 Class B units are issued and outstanding as fully-paid units of the Partnership;

6.1.13 the issuance of the Purchased Units by the REIT to the Underwriters in accordance with the terms of this Agreement has been authorized by all necessary action of the REIT, and upon payment therefor in accordance with this Agreement, the Purchased Units will be validly issued and outstanding;

6.1.14 no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the REIT for the execution and delivery of and the performance by it of its obligations under this Agreement except as may be required under Securities Laws and which shall have been obtained at or before the Closing Time;

6.1.15 none of (i) the execution and delivery of this Agreement, and any document or instrument to be executed and delivered by any of the REIT, or the REIT Entities, as applicable, pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement, and any documents or instruments to be executed and delivered by any of the REIT or the REIT Entities, as applicable, pursuant hereto or thereto; or (iii) the issue and sale of the Purchased Units; would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute a default under, and none of the REIT or the REIT Entities, are in default under or in breach of (A) the terms, conditions or provisions of their respective constating documents, including, without limitation, in the case of the REIT, the Declaration of Trust, or any resolution of their respective trustees, directors, unitholders or shareholders, as applicable; (B) any material mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which they are a party, respectively, or by which they or their respective property or assets are bound; or (C) any judgment, decree, order, statute, rule or regulation applicable to any of them, including without limitation, Securities Laws and the by-laws, rules and regulations of the TSX; except any consent, approval, permit, authorization, order or filing required under Securities Laws which shall have been obtained at or before the Closing Time, and except, in each case, any breach or default which is immaterial;

6.1.16 the Units are currently listed on the TSX;

6.1.17 the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws and is in compliance with the by-laws, rules and regulations of the TSX, and shall maintain its status as a reporting issuer (or the equivalent) under Securities Laws;

6.1.18 the Public Disclosure Documents and any other filings made by the REIT with any Securities Commission or the TSX are at the respective dates thereof, true and correct, contain or contained no misrepresentation and constitute full, true and plain disclosure of all material facts pertaining to the REIT, and the REIT does not have any confidential filings with any Securities Commission or the TSX;

6.1.19 the REIT has no knowledge of any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the REIT or the REIT Entities, which has not been generally disclosed and reported to the Securities Commissions or the TSX and the REIT does not have any knowledge of any material adverse information in regard to the current and prospective operations of the REIT or the REIT Entities, which has not been generally disclosed;

6.1.20 no Securities Commission or other regulatory authority has issued any order having the effect of suspending or ceasing the trading of Units;

6.1.21 Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent of the REIT with respect to the Units;

6.1.22 the form and terms of the certificates for the Purchased Units have been approved and adopted by the trustees of the REIT and comply with all legal requirements and do not conflict with the Declaration of Trust;

6.1.23 neither the REIT nor any of the REIT Entities has, or will immediately following Closing have, securities outstanding that are convertible into or exchangeable or exercisable for Units and there are not, nor will there immediately following Closing be, any outstanding options on or rights to subscribe for any of the unissued units of the REIT or the REIT Entities except as disclosed in the Supplemented Prospectus;

6.1.24 the financial statements of the REIT included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the REIT, as at their respective dates;

6.1.25 the financial statements of the FirstPro Centres, the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II, Centres V Phase III and the Assigned Centres included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the FirstPro Centres, the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II, Centres V Phase III and the Assigned Centres as the case may be, as at their respective dates;

6.1.26 since September 30, 2005:

6.1.26.1 there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus;

6.1.26.2 there has not been any material change in the capital or long-term debt of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions;

6.1.26.3 there has not been any material change in the Business, business prospects, condition (financial or otherwise) or results of the operations of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus, including any material increases in levels of bad debts or cancellation or material amendment of any material purchase or sales contracts; and

6.1.26.4 except as has been publicly disclosed in the Supplemented Prospectus, each of the REIT and the REIT Entities has carried on business in the ordinary course;

6.1.27 there has not been any reportable disagreement (within the meaning of National Instrument 51-102, Continuous Disclosure Obligations) between the REIT or any REIT Entity and the Auditors;

6.1.28 the REIT will apply the net proceeds from the issue and sale of the Purchased Units to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading "Use of Proceeds" in the Supplemented Prospectus;

6.1.29 other than as disclosed in the Supplemented Prospectus, neither the REIT, any of the REIT Entities nor any agents acting on their respective behalves have approved or entered into any agreement in respect of the purchase of any property or the sale, transfer or other disposition of any property currently owned, directly or indirectly, by the REIT or REIT Entities, whether by asset sale, transfer of shares, or otherwise;

6.1.30 other than as disclosed in the Supplemented Prospectus:

6.1.30.1 except in the ordinary course of business, no distributions to holders of Units have been declared or paid by the REIT and no capital expenditures or commitments therefor have been made by the REIT;

6.1.30.2 the REIT has not incurred any material obligation or liability, direct, contingent or otherwise; and

6.1.30.3 no transactions of a nature material to the REIT have been entered into or approved by the REIT;

6.1.31 other than as may be required under Securities Laws, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the issue, sale and other distribution of the Purchased Units as contemplated by this Agreement;

6.1.32 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the REIT, threatened, which would question the validity of the creation, issuance, sale or other distribution of the Purchased Units or the validity of any action taken or to be taken by the REIT in connection with this Agreement;

6.1.33 at or before the Closing Time, all actions required to be taken by or on behalf of the REIT, including the passing of all requisite resolutions of the trustees and unitholders, shall have occurred so as to validly authorize the issue, sale and distribution of the Purchased Units;

6.1.34 there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the REIT, threatened against or affecting any of the REIT or any REIT Entity, at law or in equity or before or by any federal, provincial, municipal or other bureau, agency or instrumentality, domestic or foreign, which may in any way materially affect the Business;

6.1.35 except as set forth in the Supplemented Prospectus, the REIT is, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities, and will immediately following Closing be, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities; any and all material agreements pursuant to which the REIT carries on, or will immediately following Closing carry on, directly or indirectly, the Business are, or will immediately following Closing be, as the case may be, valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws; none of the REIT or any of the REIT Entities is, or will immediately following Closing be, in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its or their beneficial ownership or its or their interests in such assets or which would reasonably be expected to have a material adverse effect upon any such assets or upon the operation of the Business nor has any such default been alleged; all material agreements, including leases, are, and immediately following Closing will be, in good standing and there has been, and immediately following Closing there will be, no material default under any such agreements (except for minor and temporary arrears and other

similar temporary defaults which occur in the ordinary course of business) and all realty, property or other taxes required to be paid with respect to such assets to the date hereof have been paid except for such taxes that are being contested in good faith;

6.1.36 the trust records, corporate books and minute books of the REIT and the REIT Entities contain complete and accurate minutes of all meetings of trustees, directors and committees thereof and unitholders and shareholders, as applicable, held since their respective dates of formation or incorporation, all such meetings were duly called and held and the unit or share certificate books, registers of unitholders and shareholders, registers of transfers and registers of trustees and directors of the REIT and the REIT Entities are complete and accurate;

6.1.37 insurance coverage against such risks and in such amounts as are reasonable for prudent owners of similar businesses is maintained by the REIT and the REIT Entities or is arranged by the trustees and the directors of the REIT and the REIT Entities, as the case may be, with responsible insurers and that coverage is, and will immediately following Closing be, in full force and effect for the Calloway Properties; neither the REIT nor any REIT Entity is, or will immediately following Closing be, in default with respect to any of the provisions contained in such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy;

6.1.38 all of the REIT's real properties and the buildings constructed thereon were constructed in accordance with building permits properly issued therefor, if required, and in material compliance with all applicable building and zoning by-laws and there are no material defects in such buildings; the REIT has received no notice of any outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority and there is no matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance;

6.1.39 all of the REIT's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits, and none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation;

6.1.40 the REIT is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of NI 44-101; and

6.1.41 subject to any exemptive relief obtained by the REIT, the Supplemented Prospectus contains all financial statements that are required by NI 44-101.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Purchased Units provided for in this Agreement shall be completed at the offices of McCarthy Tétrault LLP, Box 48, Suite 4700, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the REIT covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the REIT's counsel addressed to the Underwriters and to McCarthy Tétrault LLP, in such form as the Underwriters may reasonably request, including with respect to the following matters:

7.2.1.1.1 as to the due formation or incorporation, as applicable, and valid existence of the REIT and each REIT Entity under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the REIT to carry out its obligations under this Agreement and of the REIT to authorize and issue the Purchased Units;

7.2.1.1.2 as to the authorized and issued capital of the REIT and each REIT Entity and as to the registered ownership of such issued capital for the REIT and each REIT Entity;

7.2.1.1.3 that the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws;

7.2.1.1.4 that the REIT and each REIT Entity has all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Supplemented Prospectus and this Agreement;

7.2.1.1.5 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of each of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, the filing of such documents under Securities Laws and for the REIT to validly issue the Purchased Units to the Underwriters;

7.2.1.1.6 that the Purchased Units have been validly authorized for issuance by the REIT and, upon the REIT receiving payment of the purchase price therefor, the Purchased Units will be validly issued and outstanding;

7.2.1.1.7 that the attributes of the Purchased Units are consistent in all material respects with the description thereof in the Supplemented Prospectus;

7.2.1.1.8 (i) the execution and delivery of this Agreement; (ii) the performance and compliance with the terms of this Agreement; and (iii) the issue and sale of the Purchased Units, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the REIT or any REIT Entity or of any agreement or instrument, including this Agreement, in respect of the Business by which the REIT or any REIT Entity is bound;

7.2.1.1.9 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Section 8 of this Agreement;

7.2.1.1.10 with respect to such matters of title of the Calloway Properties as the Underwriters and their counsel may reasonably request;

7.2.1.1.11 confirming its opinions concerning tax matters under the heading "Eligibility For Investment" and under the heading "Canadian Federal Income Tax Considerations" in the Prospectus Supplement;

7.2.1.1.12 confirming that the Purchased Units are not precluded as investments under the statutes listed under the heading "Eligibility For Investment" in the Prospectus Supplement;

7.2.1.1.13 that Computershare Investor Services Inc. at its principal offices in Calgary and Toronto has been duly appointed as the transfer agent and registrar for the Units;

7.2.1.1.14 that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the REIT to qualify the Purchased Units for distribution to the public through registrants or dealers registered under the applicable legislation of such Qualifying Jurisdiction who have complied with the relevant provisions of such applicable legislation;

7.2.1.1.15 that the form and terms of the definitive certificates representing the Purchased Units has been approved and adopted by the REIT and complies with the terms and conditions of the Declaration of Trust and all legal requirements applicable thereto;

7.2.1.1.16 that the Units are currently listed on the TSX; and

7.2.1.1.17 such other matters as the Underwriters and Underwriters' counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the REIT and the REIT Entities;

7.2.1.2 an opinion of the Underwriters' counsel, which may rely on the opinion of the REIT's counsel as to matters which specifically relate to the REIT or REIT Entities, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably request relating to the distribution of the Purchased Units;

7.2.1.3 an opinion of the REIT's local counsel in Québec, dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, acting reasonably, as to compliance of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, with the laws of the Province of Québec relating to the use of the French language;

7.2.1.4 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and/or the chief financial officer of the REIT, or such other officers of the REIT as may be acceptable to the Underwriters, addressed to the Underwriters and their counsel and counsel to the REIT, certifying on behalf of the REIT and without personal liability:

(i) that the REIT has complied with all terms and conditions of this Agreement to be complied with by the REIT at or prior to the Closing Time;

(ii) that the representations and warranties of the REIT contained herein are true and correct as of the Closing Time as if such representations and warranties had been made at such time;

(iii) that no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the REIT has been received by the REIT and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(iv) that to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since the date of the Supplemented Prospectus and any Amendments thereto there has been no material adverse change, financial or otherwise, to such date in the operating, financial or physical condition of the Business, or in any other current or intended business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the REIT, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing);

(v) that the REIT has satisfied certain factual requirements in connection with the qualification of the REIT as a "unit trust" and "mutual fund trust" for purposes of the *Income Tax Act* (Canada); and

(vi) as to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.5 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.6 certificates dated the Closing Date, signed by appropriate officers of the REIT addressed to the Underwriters and their counsel, with respect to the Declaration of Trust, all resolutions of the board of trustees of the REIT and other actions relating to this Agreement and to the, allotment, issue and sale of the Purchased Units, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request; and

7.2.1.7 one or more definitive certificate representing the Purchased Units registered in the name or names designated by CIBCWM, against payment to the REIT, or as the REIT may direct, of the purchase price in respect of the Purchased Units;

all in form and substance satisfactory to the Underwriters, acting reasonably;

7.2.2 the representations and warranties of the REIT contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

7.2.3 the REIT having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.4 the Underwriters not having previously terminated their obligations pursuant to Section 12 of this Agreement.

7.3 It shall be a condition precedent to the REIT's obligations to issue the Purchased Units that:

7.3.1 the REIT shall have received funds from the Underwriters by wire transfer payable in Toronto representing the Purchase Price, in Canadian dollars, less an amount equal to the full amount of the underwriting fee for such Purchased Units;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

7.3.3 no order shall have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Purchased Units;

7.4 The Underwriters will provide a direction to CDS with respect to the crediting of the Purchased Units to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

8. Indemnity

8.1 The REIT shall protect and indemnify the Underwriters and the Underwriters' directors, officers, shareholders, employees and agents (the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the distribution of the Purchased Units), claims, actions, causes of action, demands, costs, damages, expenses and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Purchased Units, or any of them, or any other securities of the REIT in any of the Qualifying Jurisdictions; or

8.1.3 the REIT's non-compliance with any requirement of Securities Laws in connection with the transactions herein contemplated, including the REIT's non-compliance with the requirement to file any document under or in compliance with Securities Laws.

8.2 If any claim contemplated by this Section 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the REIT as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the REIT therefrom, affect the REIT's liability under this Section 8), and the REIT shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the REIT or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the REIT fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the REIT; or (iii) the named parties to any such suit include both the Indemnified Party and the REIT, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the REIT (in each of which cases the REIT shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, and the REIT shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the REIT to constitute the Underwriters as trustees for the Underwriters' directors, officers, shareholders, employees and agents of the covenants of the REIT under this Section 8 with respect to the Underwriters' directors, officers, shareholders, employees and agents and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The REIT hereby waives its right to recover contribution from the Underwriters with respect to any liability of the REIT by reason of or arising out of any misrepresentation

contained in the Supplemented Prospectus or any Amendment (except facts or information relating solely to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) for which indemnity is provided in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the REIT shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the REIT on the one hand and the Underwriters on the other hand from the sale of the Purchased Units; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the underwriting fee for the Purchased Units.

The relative benefits received by the REIT on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Purchased Units (net of the underwriting fee for the Purchased Units) is to the underwriting fee for the Purchased Units. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the REIT including, without limitation, expenses payable in connection with the qualification of the Purchased Units for distribution to the public, the fees and expenses of the REIT's counsel and the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Supplemented Prospectus and the certificates representing the Purchased Units. Notwithstanding the foregoing, the Underwriters shall be responsible for the fees and expenses of the Underwriters' counsel and any out-of-pocket expenses of the Underwriters.

If the purchase and sale of the Purchased Units is not completed in accordance with the terms of this Agreement by reason of default or breach by the REIT, and the Underwriters have complied with their obligations under this Agreement, the REIT shall be obliged to assume and pay the fees and expenses of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters.

10. Termination

10.1 In addition to any other remedies that may be available to the Underwriters, the Underwriters shall be entitled, at the Underwriters' option, to terminate and cancel, without any liability on the Underwriters' part, the Underwriters' obligations under this Agreement if, prior to the Closing Time:

10.1.1 any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any Qualifying Jurisdiction, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the opinion of the Underwriters, or any of them, operates to prevent or restrict the trading in the Units, the Purchased Units or any other securities of the REIT or the distribution of the Purchased Units or any other securities of the REIT, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.2 there shall occur any material change or regulatory intervention, actual, anticipated or threatened, in the operating, financial or physical condition of the Business or any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment thereto, or there shall exist any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment thereto, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which in the reasonable opinion of the Underwriters would reasonably be expected to have a material adverse effect on the market price or value of the Purchased Units, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.3 there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or any change in national or international financial, political or economic conditions, including, without limitation, any change in the state of the financial markets, or other occurrence of any nature whatsoever (including, without limitation, an act of terrorism) which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the Business or the state of the financial markets is such that, in the reasonable opinion of the Underwriters, the Purchased Units cannot be profitably marketed, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.4 there shall be an adverse change in the assigned credit or stability of the REIT or any of its ratings of any public securities;

10.1.5 an order shall have been made by any Securities Commission which restricts in any manner the distribution of the Purchased Units or trading in the Units which remains outstanding for a sufficient length of time such that, in the reasonable opinion of the Underwriters, such order has materially adversely affected or may materially adversely affect the ability of the Underwriters to offer or to continue

to offer the Purchased Units for sale in the Qualifying Jurisdictions, by giving the REIT written notice to that effect not later than the Closing Time; or

10.1.6 there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada), the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the Distributable Income of the REIT or on the tax consequences associated with the purchase, holding or resale of the Purchased Units or on any distribution that would be made by the REIT to the holders thereof.

If the Underwriters terminate their obligations hereunder pursuant to this Section 12, the REIT's liability hereunder to the Underwriters shall be limited to the REIT's obligations under Sections 8 and 9 hereof.

11. Reliance on CIBCWM

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by CIBCWM , with the exception of the matters contemplated by Sections 8, 10, and 12, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the REIT for accepting notification of any such steps or other actions from CIBCWM.

12. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the REIT on the one hand and the Underwriters on the other hand, prior to the Closing Time shall be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions shall entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder shall be limited to the indemnity referred to in Section 8 hereof and the payment of expenses referred to in Section 9 hereof.

13. Obligation of Underwriters to Purchase

13.1 The obligation of the Underwriters to purchase the Purchased Units at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Purchased Units specified opposite the name of each such Underwriter as follows:

CIBCWM	23%
RBC Dominion Securities Inc.	20%
TD Securities Inc.	15%

Desjardins Securities Inc.	10%
National Bank Financial Inc.	10%
Scotia Capital Inc.	10%
BMO Nesbitt Burns Inc.	5%
Canaccord Capital Corporation	3.5%
HSBC Securities (Canada) Inc.	3.5%

13.2 Subject to paragraph 13.3, if one or more of the Underwriters (the "Refusing Underwriters") fails to purchase their percentage of the Purchased Units at the Closing Time, then the other Underwriters (the "Continuing Underwriters") shall have the right, but shall not be obligated, to purchase such Purchased Units on a pro rata basis (or on such other basis as they may agree). If the Continuing Underwriters do not purchase all the Purchased Units of the Refusing Underwriters, the REIT shall be entitled to terminate its obligations under this Agreement without further liability of the REIT to the Continuing Underwriters, on the one hand, or on the part of the Continuing Underwriters to the REIT, on the other hand, except in respect of any liability which may have arisen or may arise under Sections 8 and 9. Nothing in this Section shall relieve any Refusing Underwriter from liability to the REIT.

13.3 If one or more but not all of the Underwriters shall exercise their right of termination under Section 10, then the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Units, which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Purchased Units, which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Purchased Units, which remain available for purchase, such Purchased Units, shall be divided pro rata among the Underwriters desiring to purchase such Purchased Units, in proportion to the percentage of Purchased Units, which such Underwriters have agreed to purchase as set forth in paragraph 13.1. Nothing in this Section shall oblige the REIT to sell to the Underwriters less than all of the Purchased Units.

14. Concurrent Offerings

The REIT shall not issue or sell Units (or agree to do so or publicly announce any intention to do so), at any time prior to 90 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) the REIT shall have obtained the prior written consent of CIBCWM on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed.

15. Survival

All representations, warranties, covenants and agreements of the REIT contained herein shall survive the purchase by the Underwriters of the Purchased Units and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Purchased Units. Such

representations, warranties, covenants and agreements of the REIT shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Supplemented Prospectus or an Amendment or either of them, pursuant to Securities Laws.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the REIT

310, 855-8th Avenue, S.W.
Calgary, AB
T2P 3P1

Attention: Mark Suchan
Telecopier Number: (403) 266-6522

and to:

700 Applewood Crescent
Suite 100
Vaughan, ON
L4K 5X3

Attention: Simon Nyilassy
Telecopier Number: (905) 326-0063

in the case of CIBCWM:

CIBC World Markets Inc.
BCE Place, 5th Floor
161 Bay Street
Toronto, ON
M5J 2S8

Attention: Allan S. Kimberley
Telecopier Number: (416) 956-6320

in the case of RBC Dominion Securities Inc.:

RBC Dominion Securities Inc.
Royal Bank Plaza, North Tower
4th Floor
Toronto, Ontario
M5J 2W7

Attention: David M. Dulberg
Telecopier Number: (416) 842-8910

in the case of TD Securities Inc.:

TD Securities Inc
Tower
66 Wellington Street W.
9th Floor
Toronto ON M5K 1A2

Attention: Robert McKee
Telecopier Number: (416) 982-2172

in the case of Desjardins Securities Inc.:

Desjardins Securities Inc.
1 Complex Desjardins
South Tower
29th Floor
Montreal PQ
H5B 1J2

Attention: Jeff Olin
Telecopier Number: (514) 861-9992

in the case of National Bank Financial Inc.:

National Bank Financial Inc.
Corporate Finance Real Estate
1155 Metcalfe Street, 5th Floor
Montreal QC
H3B 4S9

Attention: Scot Martin
Telecopier Number: (514) 390-7810

in the case of Scotia Capital Inc.:

40 King Street West
Scotia Plaza, 66th Floor
Toronto, Ontario
M5W 2X6

Attention: Stephen Sender
Telecopier Number: (416) 945-4534

in the case of BMO Nesbitt Burns Inc.:

BMO Nesbitt Burns Inc.
1 First Canadian Place
5th Floor P.O. Box 150
Toronto ON M5X 1H3

Attention: Stephen Tiller
Telecopier Number: (416) 359-4639

in the case of Canaccord Capital Corporation:

Canaccord Capital Corporation
320 Bay Street, Suite 1200
Toronto ON M5H 4A6

Attention: Ron Rimer
Telecopier Number: (416) 869-7356

in the case of HSBC Securities (Canada) Inc.:

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto ON M5J 1S9

Attention: Jeff Allsop
Telecopier Number: (416) 868-5353

with a copy to McCarthy Tétrault LLP:

Box 48, Suite 4700, Toronto Dominion Bank Tower
Toronto, ON
M5K 1E6

Attention: Graham P.C. Gow
Telecopier Number: (416) 868-0673

The REIT or any of the Underwriters may change its address by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by telecopier if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of Ontario shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

The signature of any of the parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature and this Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

20. Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

21. Acknowledgement

The parties acknowledge and agree that the obligations of the REIT hereunder are not personally binding upon any trustee, director, officer, consultant, employee or agent thereof, any registered or beneficial holder of units in the REIT or any annuitant under a plan of which a unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the REIT only shall be bound by such obligations. Any obligation of the REIT set out in this Agreement shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the REIT in their capacity as trustees of the REIT only, and not in their personal capacities.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to CIBCWM on behalf of the undersigned.

Yours very truly,

CIBC WORLD MARKETS INC.

Per: *(signed) "Allan S. Kimberley"*

RBC DOMINION SECURITIES INC.

Per: *(signed) "David M. Dulberg"*

TD SECURITIES INC.

Per: *(signed) "Robert McKee"*

DESJARDINS SECURITIES INC.

Per: *(signed) "Jeffrey F. Olin"*

NATIONAL BANK FINANCIAL INC.

Per: *(signed) "Scot Martin"*

SCOTIA CAPITAL INC.

Per: *(signed) "Stephen Sender"*

BMO NESBITT BURNS INC.

Per: *(signed) "Stephen Tiller"*

CANACCORD CAPITAL CORPORATION

Per: *(signed) "Ron Rimmer"*

HSBC SECURITIES (CANADA) INC.

Per: *(signed) "Jeffrey B. Allsop"*

Accepted and agreed to as of this 28th day of November, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: *(signed) "Simon Nyilassy"*

UNDERWRITING AGREEMENT

April 4, 2006

Calloway Real Estate Investment Trust
700 Applewood Crescent
Suite 200
Vaughan, ON
L4K 5X3

Attention: Mr. Simon Nyilassy

Dear Sirs:

We understand that Calloway Real Estate Investment Trust (the "**REIT**") desires to issue and sell 8,500,000 Units (the "**Purchased Units**") as more particularly described below. We further understand that the REIT has filed a (final) base shelf short form prospectus (the "**Base Prospectus**") dated September 14, 2005 relating to the issuance of debt and equity securities in each of the Qualifying Jurisdictions (as defined below) and is prepared:

(i) to authorize and issue the Purchased Units; and

(ii) to prepare and file, without delay, a (final) prospectus supplement (the "**Prospectus Supplement**") and all necessary related documents in order to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions.

Subject to the terms and conditions set out in this Agreement, CIBC World Markets Inc. ("**CIBCWM**"), RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Desjardins Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**") hereby severally offer to purchase from the REIT and, by its acceptance of this Agreement, the REIT hereby agrees to sell to the Underwriters, at the Closing Time (as defined below), all but not less than all of the Purchased Units, in consideration of $226,100,000 (the "**Purchase Price**"). At the Underwriters' Option, the REIT further agrees to sell, and the Underwriters agree to purchase, up to 900,000 additional Units on the same terms as set forth in this Agreement upon the Underwriters providing notice to the REIT not less than 48 hours prior to Closing (the "**Underwriters' Option**"). The REIT also grants the Underwriters the option (the "**Over-Allotment Option**"), exercisable for a period of 30 days from the Closing Date, to purchase up to 940,000 additional Units on the same terms as set forth in this Agreement, to cover over-allotments, if any, and for market stabilization purposes. The Underwriters propose to distribute the Purchased Units in Canada pursuant to the Prospectus Supplement and in the United States pursuant to Rule 144A under the 1933 Act (as defined below), all in the manner contemplated by this Agreement.

In consideration of the Underwriters' agreement to purchase the Purchased Units, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Purchased Units and the Prospectus Supplement, distributing the Units to the public directly and through other investment dealers and brokers and performing administrative

work in connection with the distribution of the Units, the REIT agrees to pay to the Underwriters, at the Closing Time, an underwriting fee equal to $1.064 for each Purchased Unit (representing a commission of 4%).

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"1933 Act" means the U.S. Securities Act of 1933, as amended;

"1934 Act" means the U.S. Securities Exchange Act of 1934, as amended;

"affiliate" has the same meaning as set forth in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Agreement" means the agreement resulting from the acceptance by the REIT of the terms of this Agreement;

"Amendment" means, as applicable, any amendment to the Base Prospectus or the Prospectus Supplement;

"Annual and Special Meeting" means the annual and special meeting of the unitholders of the REIT held on July 7, 2005;

"Auditors" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditors of the REIT;

"Base Prospectus" means the (final) base shelf short form prospectus of the REIT dated September 14, 2005 filed in connection with the qualification for distribution of debt and equity securities in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

"Business" means, as the context requires, the assets held and the businesses carried on, directly or indirectly by the REIT, including all entities in which the REIT has or will have immediately following the Closing, a direct or indirect economic interest, including the ownership and operation of the Calloway Properties and related contracts and liabilities;

"Business Day" means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

"Calloway LP" means Calloway Limited Partnership;

"Calloway Properties" means collectively, the retail, industrial and office properties owned, directly or indirectly, by the REIT as of the date hereof;

"**CDS**" means the Canadian Depository for Securities Limited;

"**Centres**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on February 16, 2004;

"**Centres II**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on May 14, 2004;

"**Centres V Phase I**" is as defined in the Notice and Circular;

"**Centres V Phase II**" is as defined in the Notice and Circular;

"**Centres V Phase III**" is as defined in the Notice and Circular;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means April 13, 2006 or such other date as the REIT and the Underwriters may mutually agree upon in writing, provided that such date is not later than April 20, 2006;

"**Closing Time**" means 8:30 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the REIT and the Underwriters may mutually agree upon in writing;

"**Declaration of Trust**" means the declaration of trust of the REIT, dated as of December 4, 2001, as most recently amended and restated as of July 7, 2005;

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Purchased Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Units;

"**Distributable Income**" has the meaning ascribed thereto in the Declaration of Trust;

"**Financial Information**" has the meaning ascribed thereto in paragraph 6.2;

"**FirstPro**" means collectively, the FirstPro Shopping Centres group of companies and related and affiliated parties;

"**Holdings**" means Calloway Holdings Trust;

"**Indemnified Parties**" has the meaning ascribed thereto in paragraph 10.1;

"**NI 44-101**" means National Instrument 44-101 – Short Form Prospectus Distributions;

"**Notice and Circular**" means the Notice of Annual and Special Meeting of Unitholders and related Management Information Circular of the REIT dated June 9, 2005;

"**Offering**" means the offering of the Purchased Units qualified by the Supplemented Prospectus;

"**Partnership**" means the Wal-Mart-FirstPro Realty Partnership;

"**Person**" includes an individual, body corporate, partnership, joint venture, trust or unincorporated organization, the Crown or any instrumentality thereof or any other entity recognized by law;

"**Phase I Centres**" is as defined in the Notice and Circular;

"**Phase II Centres**" is as defined in the Notice and Circular;

"**Prospectus Supplement**" means the (final) prospectus supplement of the REIT to be filed which, together with the Base Prospectus, will qualify the distribution of the Purchased Units in each of the Qualifying Jurisdictions (in the English language), including any documents or information incorporated by reference therein;

"Public Disclosure Documents" means all publicly available documents in respect of such entity filed on the System for Electronic Document Analysis and Retrieval;

"**Purchased Units**" means the 8,500,000 Units to be sold to the Underwriters at a price of $26.60 per Unit pursuant to the Offering and this Agreement and any Units to be sold to the Underwriters pursuant to the Underwriters' Option and the Over-Allotment Option, as applicable;

"**Qualified Institutional Buyer**" has the meaning given to it in Rule 144A;

"**Qualifying Jurisdictions**" means all of the provinces of Canada with the exception of Quebec;

"Regulation D" means Regulation D under the 1933 Act;

"Regulation S" means Regulation S under the 1933 Act;

"**REIT Entities**" means Calloway Real Estate Investment Trust Inc., Holdings, Calloway LP and Calloway Financial Inc. and includes any company, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by the REIT as of the date hereof or immediately following Closing;

"Rule 144A" means Rule 144A under the 1933 Act;

"SEC" means the U.S. Securities and Exchange Commission;

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, and, as the context may require, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian Securities Administrators;

"**Selling Firm**" has the meaning ascribed thereto in paragraph 2.2;

"**Supplementary Material**" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Base Prospectus, the Prospectus Supplement or any Amendment;

"**Supplemented Prospectus**" means the Base Prospectus, as supplemented by the Prospectus Supplement;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters' Disclosure**" means any disclosure relating solely to the Underwriters provided to the REIT by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

"**Units**" means trust units of the REIT.

1.2 Whenever used in this Agreement, the terms "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms, and "distribution" shall include a "distribution to the public" as defined, under Securities Laws.

1.3 Whenever used in this Agreement, the terms "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively.

1.4 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.5 Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the REIT that:

2.1 other than as disclosed in the Supplemented Prospectus, the REIT is not a "related issuer" or "connected issuer" of any of them. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105 – Underwriting Conflicts. Notwithstanding the foregoing provisions of this paragraph 2.1, no Underwriter will be liable to the REIT with respect to a default by another Underwriter under this paragraph 2.1;

2.2 they will offer the Purchased Units for sale to the public on behalf of the REIT, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Securities Laws, and upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement. For the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Purchased Units are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Base Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Base Prospectus;

2.3 the Underwriters will notify the REIT when, in their opinion, the distribution of the Purchased Units shall have ceased and provide a breakdown of the number of Purchased Units distributed in each Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to a Securities Commission;

2.4 provided that they are otherwise satisfied, in their sole discretion, they will execute and deliver to the REIT the certificate required to be executed by the Underwriters under Securities Laws in connection with the Prospectus Supplement and any Amendment; and

2.5 the Underwriters agree not to distribute the Purchased Units in such manner as to require registration of the Purchased Units or the filling of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions. The Underwriters agree that they will not offer or sell any of the Purchased Units constituting a part of their allotment within the United States except, if applicable, for offers and sales in the United States by the U.S. affiliates of the Underwriters in accordance with Section 4 below. Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this paragraph 2.5.

3. Representations, Warranties and Covenants of the REIT as to U.S. Offers and Sales

The REIT hereby represents, warrants and covenants to and with the Underwriters that:

3.1.1 the REIT is a "foreign issuer" and reasonably believes that there is no "substantial U.S. market interest" with respect to the Purchased Units as such terms are defined in Regulation S under the 1933 Act) and none of the REIT, any of its affiliates (as that term is defined in Regulation D, an "Affiliate") or any person acting on its or their

behalf has engaged or will engage in any Directed Selling Efforts with respect to the Purchased Units;

3.1.2 Neither the REIT, any Affiliate or any person acting on its or their behalf has directly, or through any agent (excluding the Underwriters and their agents), (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security which is or will be integrated with the sale of the Purchased Units in a manner that would require the registration under the Securities Act of the Purchased Units or (ii) offered, solicited offers to buy or sold the Purchased Units by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

3.1.3 the Purchased Units satisfy the requirements set forth in Rule 144A(d)(3) under the 1933 Act;

3.1.4 so long as any Purchased Units which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, the REIT shall either:

3.1.4.1 furnish to the SEC, all information required to be furnished in accordance with Rule 12g3-2(b) under the 1934 Act;

3.1.4.2 file reports and other information with the SEC under Section 13 or 15(d) of the 1934 Act; or

3.1.4.3 if it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, then furnish to any holder of the Purchased Units and any prospective purchaser of the Purchased Units designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Purchased Units to effect resales under Rule 144A); and

3.1.5 the REIT is not now and as a result of the sale of the Purchased Units will not be an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

4. Representations, Warranties and Covenants of the Underwriters as to U.S. Offers and Sales

Each of the Underwriters represents, warrants and covenants to and with the REIT that:

4.1.1 it acknowledges that the Purchased Units have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except pursuant to transactions exempt from, or not subject to, the registration requirements of the 1933 Act. Accordingly, neither it, its affiliates nor any persons acting on their

behalf have engaged or will engage in any Directed Selling Efforts in the United States with respect to the Purchased Units;

4.1.2 it has not offered or sold, and will not offer or sell, any of the Purchased Units constituting part of its allotment within the United States, except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in Sections 4.1.4 through 4.1.10 below;

4.1.3 it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Units, except with its affiliates, any selling group members or with the prior written consent of the REIT. It shall require each selling group member to agree, for the benefit of the REIT, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the provisions of this Section 4 as if such provisions applied to such selling group member;

4.1.4 all offers and sales of the Purchased Units in the United States shall be made through the Underwriter's U.S.-registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements;

4.1.5 its U.S. affiliate selling Purchased Units in the United States is a Qualified Institutional Buyer;

4.1.6 it will not, either directly or through its U.S. affiliate, solicit offers for or offer to sell the Purchased Units in the United States by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

4.1.7 any offer, sale or solicitation of offers to buy the Purchased Units that has been made or will be made in the United States was or will be made only to persons who it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A in transactions that are exempt from registration under applicable state securities law;

4.1.8 it will inform (and cause its U.S. affiliate to inform) all purchasers of the Purchased Units in the United States that the Purchased Units have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on Rule 144A;

4.1.9 each offeree in the United States has been or shall be provided with a copy of each of the final U.S. private placement memorandum and supplemented U.S. private placement memorandum, including (i) the Base Prospectus or Prospectus Supplement, as the case may be, and (ii) the Documents Incorporated by Reference and each purchaser will have received at or prior to the time of purchasing Purchased Units, a copy of the supplemented U.S. private placement memorandum. The private placement memorandum for the offering of the Purchased Units in the United States shall contain disclosure in substantially the form of Exhibit I to this Agreement;

4.1.10 each Underwriter shall severally, and not jointly and severally, be liable to the REIT under this Section with respect to any breach by its United States broker-dealer affiliate of the United States selling restrictions contained herein; and

4.1.11 at Closing, it, together with its U.S. affiliate selling Purchased Units in the United States, will provide a certificate, substantially in the form of Exhibit II to this Agreement relating to the manner of the offer and sale of the Purchased Units in the United States.

5. Covenants of the REIT

The REIT covenants and agrees with the Underwriters that:

5.1 the Purchased Units will be duly and validly authorized and issued on the payment therefor, and will have the attributes set out in this Agreement, the Supplemented Prospectus, and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the REIT and the Underwriters;

5.2 it has filed the Base Prospectus in each of the Qualifying Jurisdictions, omitting such information as is permitted to be omitted pursuant to Securities Laws;

5.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Purchased Units to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all Securities Laws in each of the Qualifying Jurisdictions. In particular, the REIT will, on the date of this Agreement, prepare and file with the Securities Commissions the Prospectus Supplement and other related documents in respect of the Purchased Units and shall have taken all other steps and proceedings that may be necessary in order to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with Securities Laws.

5.4 until the distribution of the Purchased Units has been completed, it will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Purchased Units;

5.5 it shall allow and assist the Underwriters to participate fully in the preparation of the Supplemented Prospectus and any Amendment, and shall allow the Underwriters to conduct all "due diligence" investigations that the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters in such documentation;

5.6 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the Securities Laws, if any, in each of the Qualifying Jurisdictions and during the period from the date hereof to the completion of distribution of the Purchased Units, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of the Business), actual, anticipated or threatened, in the operating, financial or physical condition of the Business or of any change

in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The REIT shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change. The REIT shall, in good faith, first discuss with CIBCWM any change in circumstances (actual or proposed within the REIT's knowledge) that is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 5.6 and, in any event, prior to making any filing referred to in this paragraph 5.6. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the REIT, that a material change or change in a material fact has occurred that makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus, or any Amendment or Supplementary Material thereto, or that may result in a misrepresentation, the REIT will:

5.6.1 prepare and file promptly at the request of the Underwriters any Amendment that in their opinion, acting reasonably, may be necessary or advisable; and

5.6.2 contemporaneously with filing the Amendment under Securities Laws, deliver to the Underwriters:

5.6.2.1 a copy of the Amendment, originally signed as required by Securities Laws;

5.6.2.2 an originally signed copy of all documents relating to the proposed distribution of the Purchased Units and filed with the Amendment under Securities Laws; and

5.6.2.3 such other documents as the Underwriters shall reasonably require;

5.7 it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment or Supplementary Material has been filed and receipts (or equivalent documents) have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

5.8 it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of:

5.8.1 the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, any Amendment or any Supplementary Material;

5.8.2 the suspension of the qualification of the Purchased Units for offering or sale in any of the Qualifying Jurisdictions;

5.8.3 the institution, threatening or contemplation of any proceeding for any of those purposes; or

5.8.4 any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

5.9 it will use reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Supplemented Prospectus and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement and the transactions contemplated by the Supplemented Prospectus.

6. Deliveries

The REIT shall cause to be delivered to the Underwriters:

6.1 on the date hereof, or as soon as possible thereafter, copies of the Supplemented Prospectus, in the English language, signed as required by Securities Laws;

6.2 at the time of the delivery to the Underwriters pursuant to this Section 6 of the Supplemented Prospectus or any Amendment and at the Closing Time, a comfort letter of the Auditors relating to the verification of any financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors' reports, accounting data, management's discussion and analysis of results of operations and other numerical data (collectively the "**Financial Information**") related to 2005 and 2006, and Kenway Mack Slusarchuk Stewart LLP with respect to Financial Information related to periods earlier than 2005, each dated the date of the Prospectus Supplement or Amendment or the Closing Date, as the case may be, and addressed to the Underwriters and the trustees of the REIT, in form and substance satisfactory to the Underwriters, acting reasonably, and containing such other information as the Underwriters or their counsel shall reasonably request (including, without limitation, financial information, statistical information derived from accounting records and accounting data) in each case contained in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter shall be in addition to the Auditors' report in the Supplemented Prospectus or Amendment and the comfort letter of the Auditors addressed, in the case of the Supplemented Prospectus, to the Securities Commissions; and

6.3 as soon as they are available, such number of commercial copies of the Supplemented Prospectus and any Amendment, as applicable, in the English language for distribution to purchasers of the Purchased Units, as the Underwriters may reasonably require, without charge, and at such delivery points in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request and the REIT acknowledges and agrees that the delivery of such materials constitutes consent by the REIT to the use by the Underwriters and the Selling Group of those documents in connection with the distribution of the Purchased Units for sale in all of the Qualifying Jurisdictions, subject to Securities Laws.

7. Representations and Warranties – Supplemented Prospectus

7.1 The delivery to the Underwriters of the documents referred to in paragraphs 6.1 and 6.3 hereof shall constitute the representation and warranty of the REIT to the Underwriters that: (i) each such document at the time of its respective delivery fully complied with the requirements of Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to the Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the REIT and the REIT Entities, taken together, and the Purchased Units as required by Securities Laws; and (ii) no material fact or information has been omitted from such disclosure (except information and statements relating solely to the Underwriters' Disclosure) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

7.2 the REIT consents to the use by the Underwriters of the documents referred to in paragraphs 6.1 and 6.3 hereof in connection with the distribution of the Purchased Units in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

8. Representations and Warranties - General

8.1 The REIT represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

8.1.1 the REIT is a trust created and validly existing under the laws of the Province of Alberta, the trustees of the REIT have been duly and validly appointed as trustees of the REIT in accordance with the Declaration of Trust and the REIT has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

8.1.2 Holdings is a trust created and validly existing under the laws of the Province of Alberta, the trustees of Holdings have been duly and validly appointed as trustees of Holdings in accordance with Holdings' declaration of trust dated as of June 15, 2005 and Holdings has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

8.1.3 each of Calloway Real Estate Investment Trust Inc. and Calloway Financial Inc. is a corporation validly subsisting under its respective laws of incorporation and it has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder and as described in the Supplemented Prospectus;

8.1.4 Calloway LP is a partnership formed and validly existing under the laws of the Province of Alberta, and has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

8.1.5 the REIT and the REIT Entities comprise all entities that currently, and will immediately following Closing, own, directly or indirectly, any assets used or to be used in carrying on the Business, or that currently or will otherwise participate in the Business;

8.1.6 the REIT and each REIT Entity has conducted and is conducting its affairs in compliance in all material respects with all applicable laws, rules, environmental legislation, regulations, licences and permits and is, and will immediately following Closing be, licensed, registered or qualified and has, and will immediately following Closing have, all necessary licences and permits in all jurisdictions in which it carries on or will carry on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to be so licensed, registered or qualified would not reasonably be expected to have a material adverse effect on the Business, and all such licences, registrations, qualifications and permits held by the REIT and each REIT Entity are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which would reasonably be expected to have a material adverse effect on the Business as now conducted or currently proposed to be conducted. The REIT is not aware of any legislation, regulation, by-law or other lawful requirement currently in force or proposed to be brought into force by any governmental authority with which the REIT will be unable to comply and/or which would reasonably be expected to materially adversely affect the Business;

8.1.7 the REIT has conducted and is conducting its business in compliance in all material respects with the terms and provisions of the Declaration of Trust;

8.1.8 other than as set forth in the Supplemented Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting control of any of the securities of the REIT or the REIT Entities;

8.1.9 the REIT has all requisite power and authority: (i) to enter into this Agreement; (ii) to carry out all the terms and provisions of this Agreement; and (iii) to issue and deliver the Purchased Units in accordance with the provisions of this Agreement;

8.1.10 this Agreement has been duly authorized, executed and delivered by them, respectively, and constitute or, as the case may be, will constitute when so executed and delivered, legal, valid and binding obligations of them, respectively, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies

are sought and except as rights to indemnity and contribution may be limited by applicable laws;

8.1.11 the REIT is authorized to issue an unlimited number of Units, of which, as at April 4, 2006, 57,454,416 Units are issued and outstanding as fully-paid units of the REIT;

8.1.12 the Partnership is authorized to issue an unlimited number of Class A units, Class B units and Class C units, of which, as at April 4, 2006, all of the Class A units are owned by the REIT and 13,020,235 Class B units are issued and outstanding as fully-paid units of the Partnership;

8.1.13 the issuance of the Purchased Units by the REIT to the Underwriters in accordance with the terms of this Agreement has been authorized by all necessary action of the REIT, and upon payment therefor in accordance with this Agreement, the Purchased Units will be validly issued and outstanding;

8.1.14 no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the REIT for the execution and delivery of and the performance by it of its obligations under this Agreement except as may be required under Securities Laws and which shall have been obtained at or before the Closing Time;

8.1.15 none of (i) the execution and delivery of this Agreement, and any document or instrument to be executed and delivered by any of the REIT, or the REIT Entities, as applicable, pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement, and any documents or instruments to be executed and delivered by any of the REIT or the REIT Entities, as applicable, pursuant hereto or thereto; or (iii) the issue and sale of the Purchased Units; would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute a default under, and none of the REIT or the REIT Entities, are in default under or in breach of (A) the terms, conditions or provisions of their respective constating documents, including, without limitation, in the case of the REIT, the Declaration of Trust, or any resolution of their respective trustees, directors, unitholders or shareholders, as applicable; (B) any material mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which they are a party, respectively, or by which they or their respective property or assets are bound; or (C) any judgment, decree, order, statute, rule or regulation applicable to any of them, including without limitation, Securities Laws and the by-laws, rules and regulations of the TSX; except any consent, approval, permit, authorization, order or filing required under Securities Laws which shall have been obtained at or before the Closing Time, and except, in each case, any breach or default which is immaterial;

8.1.16 the Units are currently listed on the TSX;

8.1.17 the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws and is in compliance with the by-

laws, rules and regulations of the TSX, and shall maintain its status as a reporting issuer (or the equivalent) under Securities Laws;

8.1.18 the Public Disclosure Documents and any other filings made by the REIT with any Securities Commission or the TSX are at the respective dates thereof, true and correct, contain or contained no misrepresentation and constitute full, true and plain disclosure of all material facts pertaining to the REIT, and the REIT does not have any confidential filings with any Securities Commission or the TSX;

8.1.19 the REIT has no knowledge of any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the REIT or the REIT Entities, which has not been generally disclosed and reported to the Securities Commissions or the TSX and the REIT does not have any knowledge of any material adverse information in regard to the current and prospective operations of the REIT or the REIT Entities, which has not been generally disclosed;

8.1.20 no Securities Commission or other regulatory authority has issued any order having the effect of suspending or ceasing the trading of Units;

8.1.21 Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent of the REIT with respect to the Units;

8.1.22 the form and terms of the certificates for the Purchased Units have been approved and adopted by the trustees of the REIT and comply with all legal requirements and do not conflict with the Declaration of Trust;

8.1.23 neither the REIT nor any of the REIT Entities has, or will immediately following Closing have, securities outstanding that are convertible into or exchangeable or exercisable for Units and there are not, nor will there immediately following Closing be, any outstanding options on or rights to subscribe for any of the unissued units of the REIT or the REIT Entities except as disclosed in the Supplemented Prospectus;

8.1.24 the financial statements of the REIT included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the REIT, as at their respective dates;

8.1.25 the financial statements of the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II and Centres V Phase III included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II and Centres V Phase III, as the case may be, as at their respective dates;

8.1.26 since December 31, 2005:

8.1.26.1 there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus;

8.1.26.2 there has not been any material change in the capital or long-term debt of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions;

8.1.26.3 there has not been any material change in the Business, business prospects, condition (financial or otherwise) or results of the operations of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus, including any material increases in levels of bad debts or cancellation or material amendment of any material purchase or sales contracts; and

8.1.26.4 except as has been publicly disclosed in the Supplemented Prospectus, each of the REIT and the REIT Entities has carried on business in the ordinary course;

8.1.27 there has not been any reportable disagreement (within the meaning of National Instrument 51-102, Continuous Disclosure Obligations) between the REIT or any REIT Entity and the Auditors;

8.1.28 the REIT will apply the net proceeds from the issue and sale of the Purchased Units to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading "Use of Proceeds" in the Supplemented Prospectus;

8.1.29 other than as disclosed in the Supplemented Prospectus, neither the REIT, any of the REIT Entities nor any agents acting on their respective behalves have approved or entered into any binding material agreement in respect of the purchase of any property or the sale, transfer or other disposition of any property currently owned, directly or indirectly, by the REIT or REIT Entities, whether by asset sale, transfer of shares, or otherwise;

8.1.30 other than as disclosed in the Supplemented Prospectus:

8.1.30.1 except in the ordinary course of business, no distributions to holders of Units have been declared or paid by the REIT and no capital expenditures or commitments therefor have been made by the REIT;

8.1.30.2 the REIT has not incurred any material obligation or liability, direct, contingent or otherwise; and

8.1.30.3 no transactions of a nature material to the REIT have been entered into or approved by the REIT;

8.1.31 other than as may be required under Securities Laws, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the issue, sale and other distribution of the Purchased Units as contemplated by this Agreement;

8.1.32 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the REIT, threatened, which would question the validity of the creation, issuance, sale or other distribution of the Purchased Units or the validity of any action taken or to be taken by the REIT in connection with this Agreement;

8.1.33 at or before the Closing Time, all actions required to be taken by or on behalf of the REIT, including the passing of all requisite resolutions of the trustees and unitholders, shall have occurred so as to validly authorize the issue, sale and distribution of the Purchased Units;

8.1.34 there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the REIT, threatened against or affecting any of the REIT or any REIT Entity, at law or in equity or before or by any federal, provincial, municipal or other bureau, agency or instrumentality, domestic or foreign, which may in any way materially affect the Business;

8.1.35 except as set forth in the Supplemented Prospectus, the REIT is, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities, and will immediately following Closing be, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities; any and all material agreements pursuant to which the REIT carries on, or will immediately following Closing carry on, directly or indirectly, the Business are, or will immediately following Closing be, as the case may be, valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws; none of the REIT or any of the REIT Entities is, or will immediately following Closing be, in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its or their beneficial ownership or its or their interests in such assets or which would reasonably be expected to have a material adverse effect upon any such assets or upon the operation of the Business nor has any such default been alleged; all material agreements, including leases, are, and immediately following Closing will be, in good standing and there has been, and immediately following Closing there will be, no material default under any such agreements (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty, property or other taxes required to be paid

with respect to such assets to the date hereof have been paid except for such taxes that are being contested in good faith;

8.1.36 the trust records, corporate books and minute books of the REIT and the REIT Entities contain complete and accurate minutes of all meetings of trustees, directors and committees thereof and unitholders and shareholders, as applicable, held since their respective dates of formation or incorporation, all such meetings were duly called and held and the unit or share certificate books, registers of unitholders and shareholders, registers of transfers and registers of trustees and directors of the REIT and the REIT Entities are complete and accurate;

8.1.37 insurance coverage against such risks and in such amounts as are reasonable for prudent owners of similar businesses is maintained by the REIT and the REIT Entities or is arranged by the trustees and the directors of the REIT and the REIT Entities, as the case may be, with responsible insurers and that coverage is, and will immediately following Closing be, in full force and effect for the Calloway Properties; neither the REIT nor any REIT Entity is, or will immediately following Closing be, in default with respect to any of the provisions contained in such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy;

8.1.38 all of the REIT's real properties and the buildings constructed thereon were constructed in accordance with building permits properly issued therefor, if required, and in material compliance with all applicable building and zoning by-laws and there are no material defects in such buildings; the REIT has received no notice of any outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority and there is no matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance;

8.1.39 all of the REIT's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits, and none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation;

8.1.40 the REIT is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of NI 44-101; and

8.1.41 subject to any exemptive relief obtained by the REIT, the Supplemented Prospectus contains all financial statements that are required by NI 44-101.

9. Closing of the Offering

9.1 The closing of the purchase and sale of the Purchased Units provided for in this Agreement shall be completed at the offices of McCarthy Tétrault LLP, Box 48, Suite 4700, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6 at the Closing Time.

9.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the REIT covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

9.2.1 receipt by the Underwriters of the following documents:

9.2.1.1 favourable legal opinions, dated the Closing Date, from the REIT's counsel addressed to the Underwriters and to McCarthy Tétrault LLP, in such form as the Underwriters may reasonably request, including with respect to the following matters:

9.2.1.1.1 as to the due formation or incorporation, as applicable, and valid existence of the REIT and each REIT Entity under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the REIT to carry out its obligations under this Agreement and of the REIT to authorize and issue the Purchased Units;

9.2.1.1.2 as to the authorized and issued capital of the REIT and each REIT Entity and as to the registered ownership of such issued capital for the REIT and each REIT Entity;

9.2.1.1.3 that the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws;

9.2.1.1.4 that the REIT and each REIT Entity has all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Supplemented Prospectus and this Agreement;

9.2.1.1.5 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of each of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, the filing of such documents under Securities Laws and for the REIT to validly issue the Purchased Units to the Underwriters;

9.2.1.1.6 that the Purchased Units have been validly authorized for issuance by the REIT and, upon the REIT receiving payment of the purchase price therefor, the Purchased Units will be validly issued and outstanding;

9.2.1.1.7 that the attributes of the Purchased Units are consistent in all material respects with the description thereof in the Supplemented Prospectus;

9.2.1.1.8 (i) the execution and delivery of this Agreement; (ii) the performance and compliance with the terms of this Agreement; and (iii) the issue and sale of the Purchased Units, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the REIT or any REIT Entity or of any agreement or instrument, including this Agreement, in respect of the Business by which the REIT or any REIT Entity is bound;

9.2.1.1.9 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Section 10 of this Agreement;

9.2.1.1.10 with respect to such matters of title of the Calloway Properties as the Underwriters and their counsel may reasonably request;

9.2.1.1.11 confirming its opinions concerning tax matters under the heading "Eligibility For Investment" and under the heading "Canadian Federal Income Tax Considerations" in the Prospectus Supplement;

9.2.1.1.12 confirming that the Purchased Units are not precluded as investments under the statutes listed under the heading "Eligibility For Investment" in the Prospectus Supplement;

9.2.1.1.13 that Computershare Investor Services Inc. at its principal offices in Calgary and Toronto has been duly appointed as the transfer agent and registrar for the Units;

9.2.1.1.14 that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the REIT to qualify the Purchased Units for distribution to the public through registrants or dealers registered under the applicable legislation of such Qualifying Jurisdiction who have complied with the relevant provisions of such applicable legislation;

9.2.1.1.15 that the form and terms of the definitive certificates representing the Purchased Units has been approved and adopted by the REIT and complies with the terms and conditions of the Declaration of Trust and all legal requirements applicable thereto;

9.2.1.1.16 that the Units are currently listed on the TSX; and

9.2.1.1.17 such other matters as the Underwriters and Underwriters' counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the REIT and the REIT Entities;

9.2.1.2 an opinion of the Underwriters' counsel, which may rely on the opinion of the REIT's counsel as to matters which specifically relate to the REIT or REIT Entities, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably request relating to the distribution of the Purchased Units;

9.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and/or the chief financial officer of the REIT, or such other officers of the REIT as may be acceptable to the Underwriters, addressed to the Underwriters and their counsel and counsel to the REIT, certifying on behalf of the REIT and without personal liability:

(i) that the REIT has complied with all terms and conditions of this Agreement to be complied with by the REIT at or prior to the Closing Time;

(ii) that the representations and warranties of the REIT contained herein are true and correct as of the Closing Time as if such representations and warranties had been made at such time;

(iii) that no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the REIT has been received by the REIT and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(iv) that since the date of the Supplemented Prospectus and any Amendments thereto there has been no material adverse change, financial or otherwise, to such date in the operating, financial or physical condition of the Business, or in any other current or intended business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the REIT, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing);

(v) that the REIT has satisfied certain factual requirements in connection with the qualification of the REIT as a "unit trust" and "mutual fund trust" for purposes of the *Income Tax Act* (Canada); and

(vi) as to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

9.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 6.2;

9.2.1.5 certificates dated the Closing Date, signed by appropriate officers of the REIT addressed to the Underwriters and their counsel, with respect to the Declaration of Trust, all resolutions of the board of trustees of the REIT and other actions relating to this Agreement and to the, allotment, issue and sale of the Purchased Units, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request; and

9.2.1.6 one or more definitive certificate representing the Purchased Units registered in the name or names designated by CIBCWM, against payment to the REIT, or as the REIT may direct, of the purchase price in respect of the Purchased Units;

all in form and substance satisfactory to the Underwriters, acting reasonably;

9.2.2 the representations and warranties of the REIT contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

9.2.3 the REIT having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

9.2.4 the Underwriters not having previously terminated their obligations pursuant to Section 12 of this Agreement.

9.3 It shall be a condition precedent to the REIT's obligations to issue the Purchased Units that:

9.3.1 the REIT shall have received funds from the Underwriters by wire transfer payable in Toronto representing the Purchase Price, in Canadian dollars, less an amount equal to the full amount of the underwriting fee for such Purchased Units;

9.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

9.3.3 no order shall have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Purchased Units;

9.4 The Underwriters will provide a direction to CDS with respect to the crediting of the Purchased Units to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

10. Indemnity

10.1 The REIT shall protect and indemnify the Underwriters and the Underwriters' directors, officers, shareholders, employees and agents (the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the distribution of the Purchased Units), claims, actions, causes of action, demands, costs, damages, expenses and liabilities caused by or arising directly or indirectly by reason of:

10.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

10.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment (except any document or material delivered or filed solely by the Underwriters)

preventing or restricting the trading in or the sale or distribution of the Purchased Units, or any of them, or any other securities of the REIT in any of the Qualifying Jurisdictions; or

10.1.3 the REIT's non-compliance with any requirement of Securities Laws in connection with the transactions herein contemplated, including the REIT's non-compliance with the requirement to file any document under or in compliance with Securities Laws.

10.2 If any claim contemplated by this Section 10 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 10 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the REIT as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the REIT therefrom, affect the REIT's liability under this Section 10), and the REIT shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the REIT or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the REIT fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the REIT; or (iii) the named parties to any such suit include both the Indemnified Party and the REIT, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the REIT (in each of which cases the REIT shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, and the REIT shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the REIT to constitute the Underwriters as trustees for the Underwriters' directors, officers, shareholders, employees and agents of the covenants of the REIT under this Section 10 with respect to the Underwriters' directors, officers, shareholders, employees and agents and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

10.3 The REIT hereby waives its right to recover contribution from the Underwriters with respect to any liability of the REIT by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment (except facts or information relating solely to Underwriters' Disclosure).

10.4 If for any reason the indemnification provided for in paragraph 10.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) for which indemnity is provided in paragraph 10.1, and subject to the restrictions and limitations referred to therein, the REIT shall contribute to the amount paid or payable (or, if such indemnity is

unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the REIT on the one hand and the Underwriters on the other hand from the sale of the Purchased Units; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the underwriting fee for the Purchased Units.

The relative benefits received by the REIT on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Purchased Units (net of the underwriting fee for the Purchased Units) is to the underwriting fee for the Purchased Units. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

11. Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the REIT including, without limitation, expenses payable in connection with the qualification of the Purchased Units for distribution to the public, the fees and expenses of the REIT's counsel and the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Supplemented Prospectus and the certificates representing the Purchased Units. Notwithstanding the foregoing, the Underwriters shall be responsible for the fees and expenses of the Underwriters' counsel and any out-of-pocket expenses of the Underwriters.

If the purchase and sale of the Purchased Units is not completed in accordance with the terms of this Agreement by reason of default or breach by the REIT, and the Underwriters have complied with their obligations under this Agreement, the REIT shall be obliged to assume and pay the fees and expenses of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters.

12. Termination

12.1 In addition to any other remedies that may be available to the Underwriters, the Underwriters shall be entitled, at the Underwriters' option, to terminate and cancel, without any liability on the Underwriters' part, the Underwriters' obligations under this Agreement if, prior to the Closing Time:

12.1.1 any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any Qualifying Jurisdiction, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the opinion of the Underwriters, or any of them, operates to prevent

or restrict the trading in the Units, the Purchased Units or any other securities of the REIT or the distribution of the Purchased Units or any other securities of the REIT, by giving the REIT written notice to that effect not later than the Closing Time;

12.1.2 there shall occur any material change or regulatory intervention, actual, anticipated or threatened, in the operating, financial or physical condition of the Business or any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment thereto, or there shall exist any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment thereto, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which in the reasonable opinion of the Underwriters would reasonably be expected to have a material adverse effect on the market price or value of the Purchased Units, by giving the REIT written notice to that effect not later than the Closing Time;

12.1.3 there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or any change in national or international financial, political or economic conditions, including, without limitation, any change in the state of the financial markets, or other occurrence of any nature whatsoever (including, without limitation, an act of terrorism) which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the Business or the state of the financial markets is such that, in the reasonable opinion of the Underwriters, the Purchased Units cannot be profitably marketed, by giving the REIT written notice to that effect not later than the Closing Time;

12.1.4 there shall be an adverse change in the assigned credit or stability of the REIT or any of its ratings of any public securities;

12.1.5 an order shall have been made by any Securities Commission which restricts in any manner the distribution of the Purchased Units or trading in the Units which remains outstanding for a sufficient length of time such that, in the reasonable opinion of the Underwriters, such order has materially adversely affected or may materially adversely affect the ability of the Underwriters to offer or to continue to offer the Purchased Units for sale in the Qualifying Jurisdictions, by giving the REIT written notice to that effect not later than the Closing Time; or

12.1.6 there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada), the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the Distributable Income of the REIT or on the tax consequences associated with the purchase, holding or resale of the Purchased Units or on any distribution that would be made by the REIT to the holders thereof.

If the Underwriters terminate their obligations hereunder pursuant to this Section 12, the REIT's liability hereunder to the Underwriters shall be limited to the REIT's obligations under Sections 10 and 11 hereof.

13. Reliance on CIBCWM

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by CIBCWM , with the exception of the matters contemplated by Sections 10, 12, and 14, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the REIT for accepting notification of any such steps or other actions from CIBCWM.

14. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the REIT on the one hand and the Underwriters on the other hand, prior to the Closing Time shall be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions shall entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder shall be limited to the indemnity referred to in Section 10 hereof and the payment of expenses referred to in Section 11 hereof.

15. Obligation of Underwriters to Purchase

15.1 The obligation of the Underwriters to purchase the Purchased Units at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Purchased Units specified opposite the name of each such Underwriter as follows:

CIBCWM	23%
RBC Dominion Securities Inc.	23%
TD Securities Inc.	12%
BMO Nesbitt Burns Inc.	10%
National Bank Financial Inc.	10%
Desjardins Securities Inc.	7.5%
Scotia Capital Inc.	7.5%
Canaccord Capital Corporation	3.5%
HSBC Securities (Canada) Inc.	3.5%

15.2 Subject to paragraph 15.3, if one or more of the Underwriters (the "Refusing Underwriters") fails to purchase their percentage of the Purchased Units at the Closing Time, then the other Underwriters (the "Continuing Underwriters") shall have the right, but shall not be obligated, to purchase such Purchased Units on a pro rata basis (or on such other basis as they may agree). If the Continuing Underwriters do not purchase all the Purchased Units of the

Refusing Underwriters, the REIT shall be entitled to terminate its obligations under this Agreement without further liability of the REIT to the Continuing Underwriters, on the one hand, or on the part of the Continuing Underwriters to the REIT, on the other hand, except in respect of any liability which may have arisen or may arise under Sections 10 and 11. Nothing in this Section shall relieve any Refusing Underwriter from liability to the REIT.

15.3 If one or more but not all of the Underwriters shall exercise their right of termination under Section 12, then the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Units, which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Purchased Units, which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Purchased Units, which remain available for purchase, such Purchased Units, shall be divided pro rata among the Underwriters desiring to purchase such Purchased Units, in proportion to the percentage of Purchased Units, which such Underwriters have agreed to purchase as set forth in paragraph 15.1. Nothing in this Section shall oblige the REIT to sell to the Underwriters less than all of the Purchased Units.

16. Concurrent Offerings

The REIT shall not issue or sell Units (or agree to do so or publicly announce any intention to do so), at any time prior to 90 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; (ii) the issue or the proposed issue is made pursuant to the REIT's unit option plan, the REIT's deferred unit plan, the REIT's distribution reinvestment plan, a proposed property acquisition by the REIT or the REIT's outstanding convertible securities; or (iii) the REIT shall have obtained the prior written consent of CIBCWM on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed.

17. Survival

All representations, warranties, covenants and agreements of the REIT contained herein shall survive the purchase by the Underwriters of the Purchased Units and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Purchased Units. Such representations, warranties, covenants and agreements of the REIT shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Supplemented Prospectus or an Amendment or either of them, pursuant to Securities Laws.

18. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the REIT

Calloway Real Estate Investment Trust
700 Applewood Crescent
Suite 200
Vaughan, ON
L4K 5X3

Attention: Simon Nyilassy
Telecopier Number: (905) 326-0063

in the case of CIBCWM:

CIBC World Markets Inc.
BCE Place, 5th Floor
161 Bay Street
Toronto, ON
M5J 2S8

Attention: Allan S. Kimberley
Telecopier Number: (416) 956-6320

in the case of RBC Dominion Securities Inc.:

RBC Dominion Securities Inc.
Royal Bank Plaza, North Tower
4th Floor
Toronto, Ontario
M5J 2W7

Attention: David M. Dulberg
Telecopier Number: (416) 842-8910

in the case of TD Securities Inc.:

TD Securities Inc
Tower
66 Wellington Street W.
9th Floor
Toronto ON M5K 1A2

Attention: Robert McKee
Telecopier Number: (416) 982-2172

in the case of Desjardins Securities Inc.:

Desjardins Securities Inc.
1 Complex Desjardins

South Tower
29th Floor
Montreal PQ
H5B 1J2

Attention: Jeff Olin
Telecopier Number: (514) 861-9992

in the case of National Bank Financial Inc.:

National Bank Financial Inc.
Corporate Finance Real Estate
1155 Metcalfe Street, 5th Floor
Montreal QC
H3B 4S9

Attention: Craig J. Shannon
Telecopier Number: (514) 390-7810

in the case of Scotia Capital Inc.:

Scotia Capital Inc.
40 King Street West
Scotia Plaza, 66th Floor
Toronto, Ontario
M5W 2X6

Attention: Stephen Sender
Telecopier Number: (416) 945-4534

in the case of BMO Nesbitt Burns Inc.:

BMO Nesbitt Burns Inc.
1 First Canadian Place
5th Floor P.O. Box 150
Toronto ON M5X 1H3

Attention: Stephen Tiller
Telecopier Number: (416) 359-4639

in the case of Canaccord Capital Corporation:

Canaccord Capital Corporation
320 Bay Street, Suite 1200
Toronto ON M5H 4A6

Attention: Ron Rimer
Telecopier Number: (416) 869-7356

in the case of HSBC Securities (Canada) Inc.:

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto ON M5J 1S9

Attention: Jeff Allsop
Telecopier Number: (416) 369-9498

with a copy to McCarthy Tétrault LLP:

McCarthy Tétrault LLP
Box 48, Suite 4700, Toronto Dominion Bank Tower
Toronto, ON
M5K 1E6

Attention: Graham P.C. Gow
Telecopier Number: (416) 868-0673

The REIT or any of the Underwriters may change its address by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by telecopier if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

19. Time of Essence

Time shall be of the essence of this Agreement.

20. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of Ontario shall have non-exclusive jurisdiction over any dispute hereunder.

21. Counterparts

The signature of any of the parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature and this Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

22. Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

23. Acknowledgement

The parties acknowledge and agree that the obligations of the REIT hereunder are not personally binding upon any trustee, director, officer, consultant, employee or agent thereof, any registered or beneficial holder of units in the REIT or any annuitant under a plan of which a unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the REIT only shall be bound by such obligations. Any obligation of the REIT set out in this Agreement shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the REIT in their capacity as trustees of the REIT only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to CIBCWM on behalf of the undersigned.

Yours very truly,

CIBC WORLD MARKETS INC.

Per: *"Allan S. Kimberley"*

RBC DOMINION SECURITIES INC.

Per: *"David M. Dulberg"*

TD SECURITIES INC.

Per: *"Robert McKee"*

BMO NESBITT BURNS INC.

Per: *"Stephen Tiller"*

NATIONAL BANK FINANCIAL INC.

Per: *"Craig J. Shannon"*

DESJARDINS SECURITIES INC.

Per: *"Jeffrey F. Olin"*

SCOTIA CAPITAL INC.

Per: *"Stephen Sender"*

CANACCORD CAPITAL CORPORATION

Per: *"Ron Rimer"*

HSBC SECURITIES (CANADA) INC.

Per: *"Jeffrey B. Allsop"*

Accepted and agreed to as of this 4th day of April, 2006.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: *"Simon Nyilassy"*

EXHIBIT I

"The Purchased Units have not been and will not be registered under the 1933 Act and, subject to certain exceptions, may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell these securities within the United States, except in accordance with Rule 144A under the 1933 Act. In addition, until 40 days after the commencement of the offering of units of the REIT pursuant to the Canadian prospectus, an offer or sale of the Purchased Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A."

NOTICE TO INVESTORS

Each U.S. purchaser hereof will, by its purchase of such Purchased Units, be deemed to have represented, warranted and agreed for the benefit of the REIT, the Underwriters and the U.S. Affiliates as follows:

(i) it is aware that the Purchased Units have not been and will not be registered under the 1933 Act and that the offer and sale of Purchased Units to it is being made in reliance on Rule 144A;

(ii) it is a Qualified Institutional Buyer and is acquiring the Purchased Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Purchased Units in violation of United States federal or state securities laws;

(iii) it acknowledges that it has not purchased the Purchased Units as a result of any general solicitation or general advertising, including but not limited to advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(iv) it understands that, if it decides to offer, sell or otherwise transfer such Purchased Units, such Purchased Units may be offered, sold or otherwise transferred only (A) to the REIT, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (C) within the United States in accordance with (x) Rule 144A to a person whom the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, or (y) the exemption from registration under the 1933 Act provided by Rule 144, if available;

(v) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates

representing the Purchased Units, and all certificates issued in exchange thereof or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE AND IN COMPLIANCE WITH ANY APPLICABLE STATE LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT. CIBC MELLON TRUST COMPANY MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THE SECURITIES BY THE HOLDER HEREOF;

provided that, if Purchased Units are being sold under clause (iv)(B) above, and provided that the REIT is a "foreign issuer" within the meaning of Regulation S at the time of sale the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent for the Purchased Units, to the following effect (or as the REIT may from time to time prescribe):

The undersigned (A) acknowledges that the sale of the securities of Calloway Real Estate Investment Trust, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States *Securities Act of 1933*, as amended (the "1933 Act") and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of Calloway Real Estate Investment Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf has engaged

or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S of the 1933 Act, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S of the 1933 Act.

and, if required by the registrar and transfer agent, an opinion of counsel of recognized standing reasonably satisfactory to the registrar and transfer agent, that such legend is no longer required under applicable requirements of the 1933 Act; and provided, further, that, if any such Purchased Units are being sold under clause (iv)(C)(y) above, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the REIT, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(vi) it understands and acknowledges that the REIT (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Purchased Units are resold by it or at any other time, be a "foreign issuer", and (iii) may engage in one or more transactions that could cause the REIT not to be a "foreign issuer"; and

(vii) it consents to the REIT making a notation on its records or giving instructions to any transfer agent of the Purchased Units in order to implement the restrictions on transfer set forth and described herein."

EXHIBIT II

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of units of Calloway Estate Investment Trust (the "Purchased Units") pursuant to the underwriting agreement dated April 4, 2006 between Calloway Real Estate Investment Trust and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(a) **[name of U.S. broker-dealer affiliate]** is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(b) each offeree was provided with a copy of the U.S. private placement memorandum, including the Base Prospectus dated September 14, 2005, the Prospectus Supplement dated April 4, 2006, and the documents incorporated therein by reference, for the offering of the Purchased Units in the United States;

(c) immediately prior to our transmitting such U.S. private placement memorandum to the offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the 1933 Act) and, on the date hereof, we continue to believe that each U.S. person purchasing Purchased Units from us is a Qualified Institutional Buyer;

(d) no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Units in the United States; and

(e) the offering of the Purchased Units in the United States has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED this ___ day of ___________, 2006.

•[NAME OF UNDERWRITER]	**• [NAME OF U.S. AFFILIATE]**
By: ______________________	By: ______________________
Name:	Name:
Title:	Title:



UNDERWRITING AGREEMENT

October 10, 2006

Calloway Real Estate Investment Trust
700 Applewood Crescent
Suite 200
Vaughan, ON
L4K 5X3

Attention: Mr. Bart Munn

Dear Sirs:

We understand that Calloway Real Estate Investment Trust (the "**REIT**") desires to issue and sell $250,000,000 principal amount of 5.37% Series B senior unsecured debentures due October 12, 2016 (the "**Debentures**"), as more particularly described below. We further understand that the REIT has filed a (final) base shelf short form prospectus (as defined below) dated September 14, 2005 relating to the issuance of debt and equity securities in each of the Qualifying Jurisdictions (as defined below) and is prepared:

(i) to create, authorize and issue the Debentures; and

(ii) to prepare and file, without delay, a (final) prospectus supplement (the "**Prospectus Supplement**") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

The Debentures shall have the attributes set out in the Supplemented Prospectus (as defined below) and shall be issued pursuant to the Indenture (as defined below) and have the terms as set out in the Term Sheet attached as Schedule "A" hereto (the "**Term Sheet**").

Subject to the terms and conditions set out in this Agreement, RBC Dominion Securities Inc. ("**RBC DS**"), Scotia Capital Inc. and TD Securities Inc. (collectively, the "**Underwriters**") hereby severally offer to purchase from the REIT and, by its acceptance of this Agreement, the REIT hereby agrees to sell to the Underwriters, at the Closing Time (as defined below), all but not less than all of the Debentures, in consideration for $249,766,500 (the "**Purchase Price**") plus accrued interest, if any, from October 12, 2006 to the date of delivery. The Underwriters propose to distribute the Debentures in Canada in the manner contemplated by this Agreement.

In consideration of the Underwriters' agreement to act as underwriters hereunder, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Base Prospectus and the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the REIT agrees to pay to the Underwriters, at the Closing Time, an underwriting fee equal to $1,750,000.

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"**Agreement**" means the agreement resulting from the acceptance by the REIT of the terms of this Agreement;

"**Amendment**" means, as applicable, any amendment to the Base Prospectus or the Prospectus Supplement;

"**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditors of the REIT;

"**Base Prospectus**" means the (final) base shelf short form prospectus of the REIT dated September 14, 2005 filed in connection with the qualification for distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

"**Business**" means, as the context requires, the assets held and the businesses carried on, directly or indirectly by the REIT, including all entities in which the REIT has or will have immediately following the Closing, a direct or indirect economic interest, including the ownership and operation of the Calloway Properties and related contracts and liabilities;

"**Business Day**" means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

"**Calloway LP**" means Calloway Limited Partnership;

"**Calloway LP II**" means Calloway Limited Partnership II;

"**Calloway Properties**" means collectively, the retail, industrial and office properties owned, directly or indirectly, by the REIT as of the date hereof;

"**CDS**" means the Canadian Depository for Securities Limited;

"**Centres**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on February 16, 2004;

"**Centres II**" means collectively, the 12 shopping centres acquired, directly or indirectly, by the REIT from the Partnership on May 14, 2004;

"**Centres V Phase I**" is as defined in the Notice and Circular;

"**Centres V Phase II**" is as defined in the Notice and Circular;

"**Centres V Phase III**" is as defined in the Notice and Circular;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means October 12, 2006 or such other date as the REIT and the Underwriters may mutually agree upon in writing provided that such date shall not be later than October 19, 2006;

"**Closing Time**" means 8:30 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the REIT and the Underwriters may mutually agree upon in writing;

"**Debentures**" means the Series B senior unsecured Debentures of the REIT due October 12, 2016 bearing interest at a rate of 5.37% payable semi-annually on October 12 and April 12 of each year to be issued under the Indenture pursuant to the Offering;

"**Debenture Trustee**" means Computershare Trust Company of Canada in its capacity as debenture trustee under the Indenture;

"**Declaration of Trust**" means the declaration of trust of the REIT, dated as of December 4, 2001, as most recently amended and restated as of May 10, 2006;

"**Distributable Income**" has the meaning ascribed thereto in the Declaration of Trust;

"**Financial Information**" has the meaning ascribed thereto in paragraph 4.2.1;

"**Holdings**" means Calloway Holdings Trust;

"**Indemnified Parties**" has the meaning ascribed thereto in paragraph 8.1;

"**Indenture**" means the Trust Indenture between the REIT and the Debenture Trustee dated September 22, 2005 as supplemented by the first supplemental trust indenture to be dated as of the Closing Date pursuant to which the Debentures are to be created and issued;

"**Material Documents**" means the Indenture, the Debentures and this Agreement;

"**NI 44-101**" means National Instrument 44-101 – Short Form Prospectus Distributions;

"**Notice and Circular**" means the Notice of Annual and Special Meeting of Unitholders and related Management Information Circular of the REIT dated June 9, 2005;

"**Offering**" means the offering of the Debentures qualified by the Supplemented Prospectus;

"**Partnership**" means the Wal-Mart-FirstPro Realty Partnership;

"**Person**" includes an individual, body corporate, partnership, joint venture, trust or unincorporated organization, the Crown or any instrumentality thereof or any other entity recognized by law;

"**Phase I Centres**" is a defined in the Notice and Circular;

"**Phase II Centres**" is a defined in the Notice and Circular;

"**Prospectus Supplement**" means the (final) prospectus supplement of the REIT to be filed which, together with the Base Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Jurisdictions (in both the English and French languages unless the context indicates otherwise), including any documents or information incorporated by reference therein;

"**Public Disclosure Documents**" means all publicly available documents in respect of such entity filed on the System for Electronic Document Analysis and Retrieval;

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**REIT Entities**" means Calloway Real Estate Investment Trust Inc., Holdings, Calloway LP, Calloway LP II and Calloway Financial Inc. and includes any company, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by the REIT as of the date hereof or immediately following Closing;

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, and, as the context may require, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian Securities Administrators;

"**Selling Firm**" has the meaning ascribed thereto in paragraph 2.2;

"**Supplementary Material**" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Base Prospectus, the Prospectus Supplement or any Amendment;

"**Supplemented Prospectus**" means the Base Prospectus, as supplemented by the Prospectus Supplement;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters' Disclosure**" means any disclosure relating solely to the Underwriters and any other disclosure provided to the REIT by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"**Units**" means trust units of the REIT.

1.2 Whenever used in this Agreement, the terms "distribution", "misrepresentation", "material fact", and "material change" shall have the meanings given to such terms, and "distribution" shall include a "distribution to the public" as defined, under Securities Laws.

1.3 Whenever used in this Agreement, the terms "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively.

1.4 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.5 Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the REIT that:

2.1 other than as disclosed in the Supplemented Prospectus, the REIT is not a "related issuer" or "connected issuer" of any of them. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105 – Underwriting Conflicts. Notwithstanding the foregoing provisions of this paragraph 2.1, no Underwriter will be liable to the REIT with respect to a default by another Underwriter under this paragraph 2.1;

2.2 they will offer the Debentures for sale to the public on behalf of the REIT, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Securities Laws, and upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement. For the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Prospectus;

2.3 the Underwriters will notify the REIT when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the number of Debentures distributed in each Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to a Securities Commission;

2.4 provided that they are otherwise satisfied, in their sole discretion, they will execute and deliver to the REIT the certificate required to be executed by the Underwriters under Securities Laws in connection with the Prospectus Supplement and any Amendment; and

2.5 the Underwriters agree not to distribute the Debentures in such manner as to require registration of the Debentures or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions. The Underwriters agree that they will not offer or sell any of the Debentures constituting a part of their allotment within the United States. Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this paragraph 2.5.

3. Covenants of the REIT

The REIT covenants and agrees with the Underwriters that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor, and will have the attributes set out in this Agreement and the Term Sheet, the Supplemented Prospectus, and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the REIT and the Underwriters;

3.2 it has filed the Base Prospectus in each of the Qualifying Jurisdictions, omitting such information as is permitted to be omitted pursuant to Securities Laws;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all Securities Laws in each of the Qualifying Jurisdictions. In particular, the REIT will as soon as possible following the execution of this Agreement, have prepared and filed with the Securities Commissions the Prospectus Supplement and other related documents (in the English and French languages, as appropriate) in respect of the Debentures and shall have taken all other steps and proceedings that may be necessary in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with Securities Laws.

3.4 until the distribution of the Debentures has been completed, it will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Debentures;

3.5 it shall allow and assist the Underwriters to participate fully in the preparation of the Supplemented Prospectus any Amendment and the Material Documents, and shall allow the Underwriters to conduct all "due diligence" investigations that the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation;

3.6 it will comply with sections 114 and 115 of the *Securities Act* (Alberta) and with the other comparable provisions of the Securities Laws, if any, in each of the Qualifying Jurisdictions and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriters in writing of the full particulars of any

material change (for greater certainty, material in the context of the Business), actual, anticipated or threatened, in the operating, financial or physical condition of the Business or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The REIT shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change. The REIT shall, in good faith, first discuss with RBC DS any change in circumstances (actual or proposed within the REIT's knowledge) that is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.6 and, in any event, prior to making any filing referred to in this paragraph 3.6. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the REIT, that a material change or change in a material fact has occurred that makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus, or any Amendment or Supplementary Material thereto, or that may result in a misrepresentation, the REIT will:

3.6.1 prepare and file promptly at the request of the Underwriters any Amendment that in their opinion, acting reasonably, may be necessary or advisable; and

3.6.2 contemporaneously with filing the Amendment under Securities Laws, deliver to the Underwriters:

3.6.2.1 a copy of the Amendment, originally signed as required by Securities Laws;

3.6.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under Securities Laws; and

3.6.2.3 such other documents as the Underwriters shall reasonably require;

3.7 it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment or Supplementary Material has been filed and receipts (or equivalent documents) have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

3.8 it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of:

3.8.1 the issuance by any Securities Commission of any order suspending or preventing the use of the Supplemented Prospectus, any Amendment or any Supplementary Material;

3.8.2 the suspension of the qualification of the Debentures for offering or sale in any of the Qualifying Jurisdictions;

3.8.3 the institution, threatening or contemplation of any proceeding for any of those purposes; or

3.8.4 any requests made by any Securities Commission for amending or supplementing the Supplemented Prospectus or for additional information and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

3.9 it will use reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to the Material Documents and the transactions contemplated by the Supplemented Prospectus and take all such steps as may be reasonably within its power to implement to their full extent the provisions of the Material Documents and the transactions contemplated by the Supplemented Prospectus.

4. Deliveries

The REIT shall cause to be delivered to the Underwriters:

4.1 on the date hereof, or as soon as possible thereafter, copies of the Supplemented Prospectus, in the English and French language, signed as required by Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this Section 4 of the Supplemented Prospectus or any Amendment, in the French language,

4.2.1 an opinion of the REIT's counsel in Québec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that except for any financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors' reports, accounting data, management's discussion and analysis of results of operations and other numerical data (collectively the "**Financial Information**") contained in such document, the document in the French language is, in all material respects, a complete and proper translation of the document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that the Financial Information in such document in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document in the English language and that such English language and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

4.3 at the time of the delivery to the Underwriters pursuant to this Section 4 of the Supplemented Prospectus or any Amendment and at the Closing Time, a comfort letter of the Auditors relating to the verification of any Financial Information related to 2006 and periods subsequent to June 30, 2005, and Kenway Mack Slusarchuk Stewart LLP with respect to Financial Information related to periods earlier than June 30, 2005, dated the date of the Prospectus Supplement or Amendment or the Closing Date, as the case may be, and addressed to the Underwriters and the trustees of the REIT, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information and such other information as the Underwriters or their counsel shall reasonably request (including, without limitation, financial information, statistical information derived from accounting records and accounting data) in each case contained in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter shall be in addition to the Auditors' report in the Supplemented Prospectus or Amendment; and

4.4 as soon as they are available, such number of commercial copies of the Supplemented Prospectus and any Amendment, as applicable, in the English and French languages for distribution to purchasers of the Debentures, as the Underwriters may reasonably require, without charge, and at such delivery points in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request and the REIT acknowledges and agrees that the delivery of such materials constitutes consent by the REIT to the use by the Underwriters and the Selling Group of those documents in connection with the distribution of the Debentures for sale in all of the Qualifying Jurisdictions, subject to Securities Laws.

5. Representations and Warranties – Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1 and 4.4 hereof shall constitute the representation and warranty of the REIT to the Underwriters that: (i) each such document at the time of its respective delivery fully complied with the requirements of Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to the Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the REIT and the REIT Entities, taken together, and the Debentures as required by Securities Laws; (ii) with respect to purchasers of Debentures resident in the Province of Québec, such documents do not contain any misrepresentation within the meaning of the *Securities Act* (Québec) and the regulations respecting securities adopted pursuant thereto likely to affect the value or the market price of the Debentures; and (iii) no material fact or information has been omitted from such disclosure (except information and statements relating solely to the Underwriters' Disclosure) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

5.2 the REIT consents to the use by the Underwriters of the documents referred to in paragraphs 4.1, and 4.4 hereof in connection with the distribution of the Debentures in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The REIT represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the REIT is a trust created and validly existing under the laws of the Province of Alberta, the trustees of the REIT have been duly and validly appointed as trustees of the REIT in accordance with the Declaration of Trust and the REIT has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.2 Holdings is a trust created and validly existing under the laws of the Province of Alberta, the trustees of Holdings have been duly and validly appointed as trustees of Holdings in accordance with Holdings' declaration of trust dated as of June 15, 2005 and Holdings has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.3 each of Calloway Real Estate Investment Trust Inc. and Calloway Financial Inc. is a corporation validly subsisting under its respective laws of incorporation and it has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder and as described in the Supplemented Prospectus;

6.1.4 Calloway LP is a partnership formed and validly existing under the laws of the Province of Alberta, and has all requisite power and authority to carry on its business, including the Business, as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.5 Calloway LP II is a partnership formed and validly existing under the laws of the Province of Alberta, and has all requisite power and authority to carry on its business as now conducted, as presently proposed to be conducted and as described in the Supplemented Prospectus and to own or lease and to operate its properties and assets as described in the Supplemented Prospectus;

6.1.6 the REIT and the REIT Entities comprise all entities that currently, and will immediately following Closing, own, directly or indirectly, any assets used or to be

used in carrying on the Business, or that currently or will otherwise participate in the Business;

6.1.7 the REIT and each REIT Entity has conducted and is conducting its affairs in compliance in all material respects with all applicable laws, rules, environmental legislation, regulations, licences and permits and is, and will immediately following Closing be, licensed, registered or qualified and has, and will immediately following Closing have, all necessary licences and permits in all jurisdictions in which it carries on or will carry on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to be so licensed, registered or qualified would not reasonably be expected to have a material adverse effect on the Business, and all such licences, registrations, qualifications and permits held by the REIT and each REIT Entity are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which would reasonably be expected to have a material adverse effect on the Business as now conducted or currently proposed to be conducted. The REIT is not aware of any legislation, regulation, by-law or other lawful requirement currently in force or proposed to be brought into force by any governmental authority with which the REIT will be unable to comply and/or which would reasonably be expected to materially adversely affect the Business;

6.1.8 the REIT has conducted and is conducting its business in compliance in all material respects with the terms and provisions of the Declaration of Trust;

6.1.9 other than as set forth in the Supplemented Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting control of any of the securities of the REIT or the REIT Entities;

6.1.10 the REIT has all requisite power and authority: (i) to enter into the Material Agreements; (ii) to carry out all the terms and provisions of the Material Agreements; and (iii) to issue and deliver the Debentures in accordance with the provisions of the Material Agreements;

6.1.11 each of the Material Documents to which any of the REIT or the REIT Entities is a party has been or, as the case may be, will at the Closing Time be, duly authorized, executed and delivered by them, respectively, and constitute or, as the case may be, will constitute when so executed and delivered, legal, valid and binding obligations of them, respectively, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

6.1.12 the REIT is authorized to issue an unlimited number of Units, of which, as of the date hereof, 67,112,864 Units are issued and outstanding as fully-paid units of the REIT;

6.1.13 Calloway LP is authorized to issue an unlimited number of Class A units, Class B units and Class C units, of which, as of the date hereof, all of the Class A units are owned by the REIT and 13,246,017 Class B units and 7,907,265 Class C units are issued and outstanding as fully-paid units of Calloway LP;

6.1.14 Calloway LP II is authorized to issue an unlimited number of Class A units, Class B units and Class C units,, of which, as of the date hereof, all of the Class A units are owned by the REIT and 756,525 Class B Units are issued and outstanding as fully-paid units of Calloway LP II;

6.1.15 the issuance of the Debentures by the REIT to the Underwriters in accordance with the terms of this Agreement has been authorized by all necessary action of the REIT, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

6.1.16 no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the REIT for the execution and delivery of and the performance by it of its obligations under this Agreement or the Indenture except as may be required under Securities Laws and which shall have been obtained at or before the Closing Time;

6.1.17 none of (i) the execution and delivery of this Agreement or the Material Documents, and any document or instrument to be executed and delivered by any of the REIT, or the REIT Entities, as applicable, pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement and the Material Documents, and any documents or instruments to be executed and delivered by any of the REIT or the REIT Entities, as applicable, pursuant hereto or thereto; or (iii) the issue and sale of the Debentures; would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute a default under, and none of the REIT or the REIT Entities, are in default under or in breach of (A) the terms, conditions or provisions of their respective constating documents, including, without limitation, in the case of the REIT, the Declaration of Trust, or any resolution of their respective trustees, directors, unitholders or shareholders, as applicable; (B) any material mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which they are a party, respectively, or by which they or their respective property or assets are bound; or (C) any judgment, decree, order, statute, rule or regulation applicable to any of them, including without limitation, Securities Laws and the by-laws, rules and regulations of the TSX; except any consent, approval, permit, authorization, order or filing required under Securities Laws which shall have been obtained at or before the Closing Time, and except, in each case, any breach or default which is immaterial;

6.1.18 the Units are currently listed on the TSX;

6.1.19 the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws and is in compliance with the by-

laws, rules and regulations of the TSX, and shall maintain its status as a reporting issuer (or the equivalent) under Securities Laws;

6.1.20 the Public Disclosure Documents and any other filings made by the REIT with any Securities Commission or the TSX are at the respective dates thereof, true and correct, contain or contained no misrepresentation and constitute full, true and plain disclosure of all material facts pertaining to the REIT, and the REIT does not have any confidential filings with any Securities Commission or the TSX;

6.1.21 the REIT has no knowledge of any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the REIT or the REIT Entities, which has not been generally disclosed and reported to the Securities Commissions or the TSX and the REIT does not have any knowledge of any material adverse information in regard to the current and prospective operations of the REIT or the REIT Entities, which has not been generally disclosed;

6.1.22 no Securities Commission or other regulatory authority has issued any order having the effect of suspending or ceasing the trading of Units or the Debentures;

6.1.23 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of BBB or higher, and have not been placed on a credit watch or a comparable downgrade warning;

6.1.24 Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent of the REIT with respect to the Units and will be appointed transfer agent for the Debentures prior to the Closing Date;

6.1.25 the form and terms of the certificates for the Debentures will be, prior to the Closing Date, approved and adopted by the trustees of the REIT and will comply with all legal requirements and will not conflict with the Declaration of Trust;

6.1.26 neither the REIT nor any of the REIT Entities has, or will immediately following Closing have, securities outstanding that are convertible into or exchangeable or exercisable for Units and there are not, nor will there immediately following Closing be, any outstanding options on or rights to subscribe for any of the unissued units of the REIT or the REIT Entities except as disclosed in the Supplemented Prospectus, or publicly available financial statements and other public disclosure;

6.1.27 the financial statements of the REIT included in the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the REIT, as at their respective dates;

6.1.28 the financial statements of the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II and Centres V Phase III included in

the Supplemented Prospectus have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Centres, the Centres II, Phase I Centres, Phase II Centres, Centres V Phase I, Centres V Phase II, Centres V Phase III as the case may be, as at their respective dates;

6.1.29 since June 30, 2006:

6.1.29.1 there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions;

6.1.29.2 there has not been any material change in the capital or long-term debt of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions;

6.1.29.3 there has not been any material change in the Business, business prospects, condition (financial or otherwise) or results of the operations of the REIT or the REIT Entities that has not been disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions, including any material increases in levels of bad debts or cancellation or material amendment of any material purchase or sales contracts; and

6.1.29.4 except as has been publicly disclosed in the Supplemented Prospectus or in filings with the Securities Commissions in the Qualifying Jurisdictions, each of the REIT and the REIT Entities has carried on business in the ordinary course;

6.1.30 there has not been any reportable disagreement (within the meaning of National Instrument 51-102, Continuous Disclosure Obligations) between the REIT or any REIT Entity and the Auditors;

6.1.31 the REIT will apply the net proceeds from the issue and sale of the Debentures, to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading "Use of Proceeds" in the Supplemented Prospectus;

6.1.32 other than as disclosed in the Supplemented Prospectus, neither the REIT, any of the REIT Entities nor any agents acting on their respective behalves have approved or entered into any binding material agreement in respect of the purchase of any property or the sale, transfer or other disposition of any property currently owned, directly or indirectly, by the REIT or REIT Entities, whether by asset sale, transfer of shares, or otherwise;

6.1.33 other than as disclosed in the Supplemented Prospectus:

6.1.33.1 except in the ordinary course of business, no distributions to holders of Units have been declared or paid by the REIT and no capital expenditures or commitments therefor have been made by the REIT;

6.1.33.2 the REIT has not incurred any material obligation or liability, direct, contingent or otherwise; and

6.1.33.3 no transactions of a nature material to the REIT have been entered into or approved by the REIT;

6.1.34 other than as may be required under Securities Laws, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the creation, issue, sale and other distribution of the Debentures as contemplated by this Agreement and the Indenture;

6.1.35 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the REIT, threatened, which would question the validity of the creation, issuance, sale or other distribution of the Debentures or the validity of any action taken or to be taken by the REIT in connection with this Agreement;

6.1.36 at or before the Closing Time, all actions required to be taken by or on behalf of the REIT, including the passing of all requisite resolutions of the trustees and unitholders, shall have occurred so as to validly authorize the issue, sale and distribution of the Debentures and to validly authorize the entering into by the REIT of the Indenture;

6.1.37 there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the REIT, threatened against or affecting any of the REIT or any REIT Entity, at law or in equity or before or by any federal, provincial, municipal or other bureau, agency or instrumentality, domestic or foreign, which may in any way materially affect the Business;

6.1.38 except as set forth in the Supplemented Prospectus, the REIT is, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities, and will immediately following Closing be, directly or indirectly, the beneficial owner of the Business and the assets necessary to conduct the Business, including, for greater certainty, the Calloway Properties and all of the outstanding securities of the REIT Entities; any and all material agreements pursuant to which the REIT carries on, or will immediately following Closing carry on, directly or indirectly, the Business are, or will immediately following Closing be, as the case may be, valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and

general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws; none of the REIT or any of the REIT Entities is, or will immediately following Closing be, in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its or their beneficial ownership or its or their interests in such assets or which would reasonably be expected to have a material adverse effect upon any such assets or upon the operation of the Business nor has any such default been alleged; all material agreements, including leases, are, and immediately following Closing will be, in good standing and there has been, and immediately following Closing there will be, no material default under any such agreements (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty, property or other taxes required to be paid with respect to such assets to the date hereof have been paid except for such taxes that are being contested in good faith;

6.1.39 except as disclosed to the Underwriters during the due diligence call on October 10, 2006, the trust records, corporate books and minute books of the REIT and the REIT Entities contain complete and accurate minutes of all meetings of trustees, directors and committees thereof and unitholders and shareholders, as applicable, held since their respective dates of formation or incorporation, all such meetings were duly called and held and the unit or share certificate books, registers of unitholders and shareholders, registers of transfers and registers of trustees and directors of the REIT and the REIT Entities are complete and accurate;

6.1.40 insurance coverage against such risks and in such amounts as are reasonable for prudent owners of similar businesses is maintained by the REIT and the REIT Entities or is arranged by the trustees and the directors of the REIT and the REIT Entities, as the case may be, with responsible insurers and that coverage is, and will immediately following Closing be, in full force and effect for the Calloway Properties; neither the REIT nor any REIT Entity is, or will immediately following Closing be, in default with respect to any of the provisions contained in such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy;

6.1.41 all of the REIT's real properties and the buildings constructed thereon were constructed in accordance with building permits properly issued therefor, if required, and in material compliance with all applicable building and zoning by-laws and there are no material defects in such buildings; the REIT has received no notice of any outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority and there is no matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance;

6.1.42 all of the REIT's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits, and none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation;

6.1.43 the REIT is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of NI 44-101; and

6.1.44 subject to any exemptive relief obtained by the REIT, the Supplemented Prospectus contains all financial statements that are required by NI 44-101.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of McCarthy Tétrault LLP, Box 48, Suite 4700, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the REIT covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the REIT's counsel addressed to the Underwriters and to McCarthy Tétrault LLP, in such form as the Underwriters may reasonably request, including with respect to the following matters:

7.2.1.1.1 as to the due formation or incorporation, as applicable, and valid existence of the REIT and each REIT Entity under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the REIT to carry out its obligations under this Agreement and of the REIT to create and issue the Debentures;

7.2.1.1.2 as to the authorized and issued capital of the REIT and each REIT Entity and as to the registered ownership of such issued capital for the REIT and each REIT Entity;

7.2.1.1.3 that the REIT is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions under Securities Laws;

7.2.1.1.4 that the REIT and each REIT Entity has all requisite power, capacity and authority under the laws of its jurisdiction of

formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Supplemented Prospectus, the Indenture and this Agreement;

7.2.1.1.5 that all necessary action has been taken by the REIT to authorize the execution, delivery and performance of each of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, the filing of such documents under Securities Laws and for the REIT to validly issue the Debentures to the Underwriters;

7.2.1.1.6 that the Debentures have been validly created by the REIT and, upon the REIT receiving payment of the Purchase Price therefor, the Debentures will be validly issued and outstanding;

7.2.1.1.7 that the attributes of the Debentures are consistent in all material respects with the description thereof in the Supplemented Prospectus;

7.2.1.1.8 (i) the execution and delivery of the Material Documents to which any of the REIT or any REIT Entity is a party; (ii) the performance and compliance with the terms of the Material Documents to which the REIT or any REIT Entity is a party; and (iii) the issue and sale of the Debentures, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the REIT or any REIT Entity or of any agreement or instrument, including the Material Documents, in respect of the Business by which the REIT or any REIT Entity is bound;

7.2.1.1.9 that all necessary action has been taken by each of the REIT and each REIT Entity to authorize the execution, delivery and performance of each of the Material Documents to which it is a party, and each of the Material Documents to which it is a party has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when

equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Section 8 of this Agreement;

7.2.1.1.10 with respect to such matters of title of the Calloway Properties as the Underwriters and their counsel may reasonably request;

7.2.1.1.11 confirming its opinions concerning tax matters under the heading "Eligibility For Investment" and under the heading "Canadian Federal Income Tax Considerations" in the Prospectus Supplement;

7.2.1.1.12 confirming that the Debentures are not precluded as investments under the statutes listed under the heading "Eligibility For Investment" in the Prospectus Supplement;

7.2.1.1.13 that Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the transfer agent and registrar for the Units and the Debentures;

7.2.1.1.14 that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the REIT to qualify the Debentures for distribution to the public through registrants or dealers registered under the applicable legislation of such Qualifying Jurisdiction who have complied with the relevant provisions of such applicable legislation;

7.2.1.1.15 that the form and terms of the definitive certificates representing the Debentures has been approved and adopted by the REIT and complies with the terms and conditions of the Declaration of Trust and all legal requirements applicable thereto;

7.2.1.1.16 that the Units are currently listed on the TSX; and

7.2.1.1.17 such other matters as the Underwriters and Underwriters' counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the REIT and the REIT Entities;

7.2.1.2 an opinion of the Underwriters' counsel, which may rely on the opinion of the REIT's counsel as to matters which specifically relate to the REIT or REIT Entities, dated the Closing Date, in form and substance satisfactory to

the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably request relating to the distribution of the Debentures;

7.2.1.3 an opinion of the REIT's local counsel in Québec, dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, acting reasonably, as to compliance of the Base Prospectus and the Prospectus Supplement and any Amendments, if applicable, with the laws of the Province of Québec relating to the use of the French language;

7.2.1.4 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and/or the chief financial officer of the REIT, or such other officers of the REIT as may be acceptable to the Underwriters, addressed to the Underwriters and their counsel and counsel to the REIT, certifying on behalf of the REIT and without personal liability:

(i) that the REIT has complied with all terms and conditions of this Agreement to be complied with by the REIT at or prior to the Closing Time;

(ii) that the representations and warranties of the REIT contained herein are true and correct as of the Closing Time as if such representations and warranties had been made at such time;

(iii) that no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the REIT has been received by the REIT and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(iv) that since the date of the Supplemented Prospectus and any Amendments thereto there has been no material adverse change, financial or otherwise, to such date in the operating, financial or physical condition of the Business, or in any other current or intended business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the REIT, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing);

(v) that the REIT has satisfied certain factual requirements in connection with the qualification of the REIT as a "unit trust" and "mutual fund trust" for purposes of the *Income Tax Act* (Canada); and

(vi) as to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.5 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.6 certificates dated the Closing Date, signed by appropriate officers of the REIT addressed to the Underwriters and their counsel, with respect to the Declaration of Trust, all resolutions of the board of trustees of the REIT and other actions relating to this Agreement and to the creation, allotment, issue and sale of the Debentures, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request; and

7.2.1.7 one or more definitive certificates representing the Debentures registered in the name or names designated by RBC DS, against payment to the REIT, or as the REIT may direct, of the Purchase Price in respect of the Debentures;

all in form and substance satisfactory to the Underwriters, acting reasonably;

7.2.2 the representations and warranties of the REIT contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

7.2.3 confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of BBB or higher, and have not been placed on ratings alert or other comparable downgrade warning;

7.2.4 the REIT having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.5 the Underwriters not having previously terminated their obligations pursuant to Section 10 of this Agreement.

7.3 It shall be a condition precedent to the REIT's obligations to issue the Debentures that:

7.3.1 the REIT shall have received funds from the Underwriters by wire transfer payable in Toronto representing the Purchase Price, in Canadian dollars, less an amount equal to the full amount of the underwriting fee for such Debentures;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

7.3.3 no order shall have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Debentures;

7.4 The Underwriters will provide a direction to CDS with respect to the crediting of the Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

8. Indemnity

8.1 The REIT shall protect and indemnify the Underwriters and the Underwriters' directors, officers, shareholders, employees and agents (the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, actions, causes of action, demands, costs, damages, expenses and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Debentures, or any of them, or any other securities of the REIT in any of the Qualifying Jurisdictions; or

8.1.3 the REIT's non-compliance with any requirement of Securities Laws in connection with the transactions herein contemplated, including the REIT's non-compliance with the requirement to file any document under or in compliance with Securities Laws.

8.2 If any claim contemplated by this Section 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the REIT as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the REIT therefrom, affect the REIT's liability under this Section 8), and the REIT shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the REIT or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence

thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the REIT fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the REIT; or (iii) the named parties to any such suit include both the Indemnified Party and the REIT, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the REIT (in each of which cases the REIT shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, and the REIT shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the REIT to constitute the Underwriters as trustees for the Underwriters' directors, officers, shareholders, employees and agents of the covenants of the REIT under this Section 8 with respect to the Underwriters' directors, officers, shareholders, employees and agents and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The REIT hereby waives its right to recover contribution from the Underwriters with respect to any liability of the REIT by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment (except facts or information relating solely to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) for which indemnity is provided in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the REIT shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the REIT on the one hand and the Underwriters on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the underwriting fee for the Debentures.

The relative benefits received by the REIT on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the underwriting fee for the Debentures) is to the underwriting fee for the Debentures. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the REIT including, without limitation, expenses payable in connection with the qualification of the Debentures for distribution to the public, the fees and expenses of the REIT's counsel and the fees and reasonable expenses of the Underwriters' counsel, any reasonable out-of-pocket expenses of the Underwriters, the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Supplemented Prospectus and the certificates representing the Debentures.

If the purchase and sale of the Debentures is not completed in accordance with the terms of this Agreement by reason of default or breach by the Underwriters, and the REIT has complied with its obligations under this Agreement, the REIT shall not be obliged to assume and pay the fees and expenses of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters.

10. Termination

10.1 In addition to any other remedies that may be available to the Underwriters, the Underwriters shall be entitled, at the Underwriters' option, to terminate and cancel, without any liability on the Underwriters' part, the Underwriters' obligations under this Agreement if, prior to the Closing Time:

10.1.1 any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any Qualifying Jurisdiction, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the opinion of the Underwriters, or either of them, operates to prevent or restrict the trading in the Units, the Debentures or any other securities of the REIT or the distribution of the Units, the Debentures or any other securities of the REIT, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.2 there shall occur any material change or regulatory intervention, actual, anticipated or threatened, in the operating, financial or physical condition of the Business or any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment thereto, or there shall exist any material fact which is, or may be, of such a nature as to render the Supplemented Prospectus or any Amendment thereto, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which in the reasonable opinion of the Underwriters would reasonably be expected to have a material adverse effect on the market price or value of the Units or the Debentures, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.3 there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or any change in national or international financial, political or economic conditions,

including, without limitation, any change in the state of the financial markets, or other occurrence of any nature whatsoever (including, without limitation, an act of terrorism) which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the Business or the state of the financial markets is such that, in the reasonable opinion of the Underwriters, the Debentures cannot be profitably marketed, by giving the REIT written notice to that effect not later than the Closing Time;

10.1.4 there shall be an adverse change in the assigned credit or stability of the REIT or any of its ratings on the Debentures or any other rated public securities,

10.1.5 an order shall have been made by any Securities Commission which restricts in any manner the distribution of the Units or the Debentures or trading in the Units or the Debentures which remains outstanding for a sufficient length of time such that, in the reasonable opinion of the Underwriters, such order has materially adversely affected or may materially adversely affect the ability of the Underwriters to offer or to continue to offer the Debentures for sale in the Qualifying Jurisdictions, by giving the REIT written notice to that effect not later than the Closing Time; or

10.1.6 there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada), the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the Distributable Income of the REIT or on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the REIT to the holders thereof.

If the Underwriters terminate their obligations hereunder pursuant to this Section 10, the REIT's liability hereunder to the Underwriters shall be limited to the REIT's obligations under Sections 8 and 9 hereof.

11. Reliance on RBC DS

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by RBC DS, with the exception of the matters contemplated by Sections 8, 10, and 12, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the REIT for accepting notification of any such steps or other actions from RBC DS.

12. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the REIT on the one hand and the Underwriters on the other hand, prior to the Closing Time shall be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions shall entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in

part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder shall be limited to the indemnity referred to in Section 8 hereof and the payment of expenses referred to in Section 9 hereof.

13. Obligation of Underwriters to Purchase

13.1 The obligation of the Underwriters to purchase the Debentures at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Debentures specified opposite the name of each such Underwriter as follows:

RBC DS	70%
Scotia Capital Inc.	15%
TD Securities Inc.	15%

13.2 Subject to paragraph 13.3, if one or more of the Underwriters (the "**Refusing Underwriters**") fails to purchase their percentage of the Debentures at the Closing Time, then the other Underwriters (the "**Continuing Underwriters**") shall have the right, but shall not be obligated, to purchase such Debentures on a pro rata basis (or on such other basis as they may agree). If the Continuing Underwriters do not purchase all the Debentures of the Refusing Underwriters, the REIT shall be entitled to terminate its obligations under this Agreement without further liability of the REIT to the Continuing Underwriters, on the one hand, or on the part of the Continuing Underwriters to the REIT, on the other hand, except in respect of any liability which may have arisen or may arise under Sections 8 and 9. Nothing in this Section shall relieve any Refusing Underwriter from liability to the REIT.

13.3 If one or more but not all of the Underwriters shall exercise their right of termination under Section 10, then the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Debentures, which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Debentures, which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Debentures, which remain available for purchase, such Debentures, shall be divided pro rata among the Underwriters desiring to purchase such Debentures, in proportion to the percentage of Debentures, which such Underwriters have agreed to purchase as set forth in paragraph 13.1. Nothing in this Section shall oblige the REIT to sell to the Underwriters less than all of the Debentures.

14. Concurrent Offerings

The REIT shall not issue or sell Debentures or any other senior unsecured debentures of the REIT (or agree to do so or publicly announce any intention to do so), at any time prior to 60 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) the REIT shall have obtained the prior written consent of RBC DS on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed; provided that if such

consent is provided the REIT shall use RBC DS as its lead underwriter for the purpose of such offering.

15. Survival

All representations, warranties, covenants and agreements of the REIT herein contained or contained in the Indenture shall survive the purchase by the Underwriters of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures. Such representations, warranties, covenants and agreements of the REIT shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Supplemented Prospectus or an Amendment or either of them, pursuant to Securities Laws.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the REIT:

and to:

700 Applewood Crescent
Suite 100
Vaughan, Ontario
L4K 5X3

Attention: Mr. Bart Munn
Telecopier Number: (905) 326-0063

in the case of RBC DS:

Royal Bank Plaza, North Tower
4th Floor
Toronto, Ontario
M5J 2W7

Attention: Mr. David M. Dulberg
Telecopier Number: (416) 842-8910

in the case of Scotia Capital Inc.:

40 King Street West
Scotia Plaza, 66th Floor
Toronto, Ontario
M5W 2X6

Attention: Mr. D. Gregory Lawrence
Telecopier Number: (416) 945-4534

in the case of TD Securities Inc.:

TD Securities Inc
TD Bank Tower
66 Wellington Street W.
9th Floor
Toronto ON M5K 1A2

Attention: Rags Davloor
Telecopier Number: (416) 982-2172

with a copy to McCarthy Tétrault LLP:

Box 48, Suite 4700, Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1E6

Attention: Mr. Graham P.C. Gow
Telecopier Number: (416) 868-0673

The REIT or any of the Underwriters may change its address by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by telecopier if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of Ontario shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

The signature of any of the parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature and this Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

20. Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

21. Acknowledgement

The parties acknowledge and agree that the obligations of the REIT hereunder are not personally binding upon any trustee, director, officer, consultant, employee or agent thereof, any registered or beneficial holder of units in the REIT or any annuitant under a plan of which a unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the REIT only shall be bound by such obligations. Any obligation of the REIT set out in this Agreement shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the REIT in their capacity as trustees of the REIT only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to RBC DS on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

Per: *"David M. Dulberg"*

SCOTIA CAPITAL INC.

Per: *"D. Gregory Lawrence"*

TD SECURITIES INC.

Per: *"Raghunath Davloor"*

Accepted and agreed to as of this 10th day of October, 2006.

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per: *"Simon Nyilassy"*

SCHEDULE A

Calloway REIT

New Issue Terms and Conditions

October 5, 2006

Issuer:	Calloway Real Estate Investment Trust (the "**REIT**" or "**Calloway**")
Issue:	Series B Senior Unsecured Debentures (the "**Series B Debentures**") to be issued under the September 22, 2005 indenture between the REIT and Computershare Trust Company of Canada (the "**Indenture**")
Issue Size:	$250,000,000 principal amount
Maturity:	October 12, 2016
Spread:	135 basis points over the Reference Yield (the "Issue Spread").
Reference Yield:	Interpolation between the 4.0% Government of Canada bond due June 1, 2016 and the 8.0% Government of Canada bond due June 1, 2023
Price:	$99.9066 per $100.00
Interest:	Fixed at 5.37% per annum payable in equal semi-annual instalments on October 12 and April 12, commencing on April 12, 2007
Form of Offering:	Public offering in Canada under a Base Shelf Prospectus and a Prospectus Supplement
Use of Proceeds:	The net proceeds to the REIT from the sale of the Series B Debentures will be used to pay down amounts owing on Calloway's revolving credit facilities, to fund future acquisitions and development activities and for general trust purposes
Closing Date:	October 12, 2006 or as mutually agreed between the Underwriters and the REIT (the "Closing Date")
Redemption:	The Series B Debentures are redeemable at the option of the REIT, in whole or in part upon payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. The Canada Yield Price is the price equal to the price of the Series B Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield (to be determined on the date the Company gives notice of redemption) plus 0.34%
Rank:	The Series B Debentures will be direct unsecured obligations of Calloway and will rank equally and rateably with all other present and future unsecured and unsubordinated indebtedness of Calloway

Guarantee:	The Series B Debentures will be guaranteed by the Wholly-Owned Material Subsidiaries (as defined in the Indenture) of Calloway. All such current and future Material Subsidiaries will provide a guarantee of the Series B Debentures. In the case of default by Calloway, the Indenture Trustee will, subject to a supplemental indenture governing the Series B Debentures (the "**Supplemental Indenture**"), be entitled to seek redress from such Wholly-Owned Material Subsidiaries for the guaranteed obligations in the same manner and upon the same terms that it may seek to enforce the obligations of Calloway. These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain of Calloway's assets being held in various subsidiaries. A guarantor may be released from its guarantee in certain circumstances where it no longer remains a majority-owned Subsidiary of Calloway
Underwriting Commission:	$1,750,000, payable on the Closing Date. RBC will receive a 10% step for acting as Lead Underwriter and Sole Bookrunner
Issue Expenses:	Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the sale of the securities, including the fees and disbursements of counsel for the Underwriters and the Underwriters' out of pocket expenses, shall be borne by the REIT
Lead Underwriter and Sole Book Runner:	RBC Dominion Securities Inc.
Underwriting Syndicate:	RBC Dominion Securities Inc. (70%) Scotia Capital Inc. (15%) TD Securities Inc. (15%)
Ratings:	The Series B Debentures have been provisionally rated BBB with a Stable trend by DBRS. It is a condition of closing that a final rating by DBRS of BBB be obtained

Key Series B Debenture Indenture Covenants:

Consolidated EBITDA/ Consolidated Interest Expense:	Calloway will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1. Consolidated EBITDA will be calculated on a pro forma basis consistent with the calculation thereof per the REIT's Series A, debentures issued under the Indenture (the "**Series A Debentures**")
Adjusted Shareholder's Equity:	Calloway will maintain at all times, minimum Adjusted Unitholder's Equity of at least $500 million
Restrictions on Indebtedness:	Calloway will not incur, or permit any Subsidiary to incur, any Indebtedness, unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 65% The Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of Calloway's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation For purposes hereof, **"Aggregate Assets"** of the REIT at any time, means the total book value of the assets of the REIT, excluding goodwill, determined on a consolidated basis, plus accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets but less the fair value of intangible liabilities and the associated accumulated amortization recorded on the acquisition of income properties, recorded in the books and records of the REIT at such time, determined in accordance with generally accepted accounting principles

Change of Control Provisions:	In the event of a Change of Control, the holders of the Series B Debentures will have the right to require Calloway to repurchase their Series B Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Series B Debentures plus (ii) all accrued interest to the date of repurchase.
Other:	Notwithstanding the above summary of the Series B Debentures, a summary of all the material terms and conditions of the Series B Debentures as well as the definitions for all capitalized terms in this term sheet are outlined in the corresponding Prospectus Supplement and full details will be set out in the Supplemental Indenture.



FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

Calloway Real Estate Investment Trust ("Calloway")
310, 855 – 8th Avenue SW
Calgary, AB T2P 3P1

1.2 Executive Officer

The name, position and telephone number of an executive officer of Calloway who is knowledgeable about the significant acquisition and this report is as follows:

J. Michael Storey, President and Chief Executive Officer
Telephone: (403) 266-6437

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Calloway acquired from the Wal-Mart-FirstPro Realty Partnership (the "Partnership") six shopping centres (the "Phase I Centres") with a total of approximately 516,281 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 206,088 square feet of future retail space, of which 32,654 square feet of this future retail space on the undeveloped lands is leased to tenants. The following is a summary of those six shopping centres.

Burlington Centre is currently a 36,787 square foot development that is situated on approximately 20.65 acres at Appleby Line and Highway 5 in Burlington, Ontario. A 129,663 square foot Wal-Mart store operates on lands adjacent to the site providing a shadow anchor. National tenants include Reitmans, Penningtons and Moores locations. The occupancy rate for the centre is 100%. Anchor/ National tenants occupy 34,755 square feet with an average term to expiry of 10.13 years. Approximately 32,804 square feet of development potential remains on the site.

Cobourg Centre is currently a 127,275 square foot development that is situated on approximately 16.48 acres at Highway 2 and Strathy Road in Cobourg, Ontario. A 110,520 square foot Wal-Mart store anchors the site and an 80,000 square foot Loblaws is expected to be built on lands adjacent to the site. Other national tenants include Swiss Chalet and East Side Mario's locations. The occupancy rate for the centre is 100%. Anchor/ National tenants occupy 127,275 square feet with an average term to expiry of 16.67 years. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Pembroke Centre is currently an 11,247 square foot development that is situated on approximately 2.57 acres at the intersection of Highway 148 and Angus Campbell Drive in Pembroke, Ontario. Boston Pizza and Reitmans represent the national tenants currently operating on site. A 104,777 square foot Wal-Mart store operates on lands adjacent to the site and provides a shadow anchor. The occupancy rate for the centre is 100%. Anchor/ National tenants occupy 11,247 square feet with an average term to expiry of 11.73 years.

Rimouski Centre is currently a 156,493 square foot development that is situated on approximately 24.61 acres at the intersection of Montee Industrielle-et-Commerciale and 2 ieme Rue Est. in Rimouski, Quebec. A 127,087 square foot Wal-Mart store anchors the site. A 60,973 square foot Tanguay and a 44,000 square foot Super C location operate on lands adjacent to the site. Other large tenants include Pennington's, Clement and L'Equipeur stores. The occupancy rate for the centre is 100%. Anchor/ National tenants occupy 145,626 square feet with an average term to expiry of 15.01 years. Approximately 110,654 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

St. Thomas Centre is currently a 150,542 square foot development that is situated on approximately 27.88 acres at the intersection of First Avenue and Talbot Street in St. Thomas, Ontario. A 106,624 square foot Wal-Mart store anchors the site. A 117,220 square foot Loblaws and a 72,032 square foot Canadian Tire operate on lands adjacent to the site. Other large tenants include Mark's Work Wearhouse, and East Side Mario's locations. The occupancy rate for the centre is 92.9%. Anchor/National tenants occupy 135,127 square feet with an average term to expiry of 15.18 years. Approximately 39,985 square feet of development potential remains on the site. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Winnipeg (Centre) Centre is currently a 33,937 square foot development that is situated on approximately 3.8 acres at the intersection of Empress Street and Ellice Avenue in Winnipeg, Manitoba. A 16,869 square foot CIBC and a 17,068 square foot Golf Town location anchor the site. A 124,410 square foot Wal-Mart store operates on lands adjacent to the site and provides a shadow anchor. The occupancy rate for the centre is 100%. Anchor/National tenants occupy 33,937 square feet with an average term to expiry of 9.21 years. Approximately 21,545 square feet of development potential remains on the site.

2.2 Date of Acquisition

November 30, 2004

2.3 Consideration

The total consideration (including Calloway's costs of $1.17 million) paid for the centres and the undeveloped lands was approximately $71.5 million which was satisfied:

(a) by way of a vendor take back mortgage to the Partnership in the amount of approximately $5.7 million, which is interest free and relates to the undeveloped lands; and

(b) by the payment of the balance in cash.

Calloway funded the cash component of the acquisition, in part, by borrowing approximately $36.1 million secured by fixed rate mortgage financing on three of the properties at a weighted average interest rate of 5.8% and an average term of 12.6 years. The remaining cash component was funded from the proceeds of the private placement of units of Calloway ("Units") closed by Calloway on November 18, 2004.

2.4 Effect on Financial Position

There are no plans or proposals for material changes in Calloway's business affairs or the affairs of the acquired properties which may have a significant effect on the results of operations and financial position of Calloway.

2.5 Prior Valuations

To the knowledge of Calloway there has been no valuation opinion obtained within the last 12 months by the previous owners of the acquired properties or by Calloway required by securities legislation or a Canadian exchange or market to support the consideration paid by Calloway for the properties. Calloway obtained appraisals of the six centres from Colliers International Realty Advisors Inc. in connection with this acquisition. The portfolio valuation of the six centres dated November 9, 2004 prepared by Colliers established an appraised value of the six acquired centres on a portfolio basis of $73,065,000 as at November 1, 2004. The valuation methodologies used were income capitalization and cash flow analysis supported by a direct comparison approach.

2.6 Parties to Transaction

The transaction may have been with an informed person or an associate of Calloway. The transaction was between Calloway and the Partnership, which is a partnership between Wal-Mart Canada Realty Inc. (60% interest) and First Professional Realty Inc. (40% interest). As such, Wal-Mart Canada Realty Inc. appears to control the Partnership. Wal-Mart Canada Realty Inc. is an affiliate of a major U.S. based retailer which is publicly owned. First Professional Realty Inc. is an affiliate of FirstPro Shopping Centres Inc. ("FirstPro"). FirstPro is a Canadian retail developer and operator based in Toronto. FirstPro is a private company that is controlled by Stephen and Mitchell Goldhar. Mitchell Goldhar, directly and indirectly, owns or controls more than 10% of the outstanding Units of Calloway. The Partnership is not an informed person or associate of Calloway, but FirstPro, a minority partner of the Partnership, is an informed person or associate of Calloway.

2.7 Date of Report

February 11, 2005.

Item 3 Financial Statements

Pursuant to a mutual reliance review system decision document dated January 7, 2005 issued by the Alberta Securities Commission on its own behalf and on behalf of the securities regulatory authorities in each of Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Quebec and Saskatchewan upon receipt of an application from Calloway for an exemption from certain of the requirements of Part 8 of National Instrument 51-102, this business acquisition report for the acquired properties contains audited Schedules of Combined Net Operations for the Phase I Centres for the years ended December 31, 2003 and 2002 and unaudited Schedules of Combined Net Operations for the nine months ended September 30, 2004 and 2003.

This Business Acquisition Report also includes the unaudited pro forma consolidated financial statements of Calloway as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2004
AND YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Calloway Real Estate Investment Trust ("Calloway") as at September 30, 2004 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated balance sheet of Calloway as at September 30, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway as at September 30, 2004 and for the three and nine month periods then ended and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Phase I Centres" to the summary table presented in Note 3(d) in the notes to the unaudited pro forma consolidated financial statements and found them to be in agreement.

       In addition, we recalculated the aggregate of the amounts in the summary table in Note 3(d) and found them to be arithmetically correct.

    c) Recalculated the aggregate of the amounts in the columns captioned "Calloway", and "Phase I Centres" and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

2. With respect to the unaudited pro forma consolidated statement of net income of Calloway for the nine months ended September 30, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway as at September 30, 2004 and for the three and nine month periods then ended and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Phase I Centres" to the unaudited schedule of combined net operations of the Phase I Centres for the nine months ended September 30, 2004 and found them to be in agreement.

    c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", and "Phase I Centres" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267





d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma income before discontinued operations amounts and the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

3. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2003, we have performed the following procedures:

   a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway as at December 31, 2003 and for the year then ended and found them to be in agreement.

   b) Compared the amounts in the columns captioned "The Centres", "The Centres II" and "Phase I Centres" to the schedules of combined net operations of The Centres, The Centres II and Phase I Centres respectively, for the year ended December 31, 2003, and found them to be in agreement.

   c) Compared the amounts in the column captioned "The Assigned Centres" to the combined statement of net operations of The Assigned Centres for the year ended December 31, 2003, and found them to be in agreement.

   d) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", "The Centres", "The Assigned Centres", "The Centres II" and "Phase I Centres" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

   e) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma income before discontinued operations amounts and the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

4. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

5. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.



A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Kenway Mack Slusarchuk Stewart LLP

Calgary, Alberta
February 11, 2005

Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2004
(unaudited)
(In thousands of dollars)

	Calloway $	Phase I Centres $ (Note 3d)	Pro Forma $
ASSETS			
Real estate assets			
Income properties	788,657	65,782	854,439
Property under development	35,856	5,738	41,594
Mortgages and loans receivable	35,311	-	35,311
Deferred leasing costs	378	-	378
Assets held for sale	55,040	-	55,040
	915,242	71,520	986,762
Deferred financing costs	4,539	155	4,694
Prepaid expenses and deposits	4,811	-	4,811
Accounts receivable	4,068	-	4,068
Cash and cash equivalents	6,276	9,717	15,993
	934,936	81,392	1,016,328
LIABILITIES			
Mortgages payable	483,173	41,838	525,011
Mortgages payable related to assets held for sale	23,248		23,248
Capital lease obligations	442	-	442
Convertible debentures	52,879		52,879
Accounts payable and accrued liabilities	23,349	719	24,068
	583,091	42,557	625,648
UNITHOLDERS' EQUITY	351,845	38,835	390,680
	934,936	81,392	1,016,328

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Trustees:

(signed) "*J. Michael Storey*"
Trustee

(signed) "*David M. Calnan*"
Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME
For the Nine Months Ended September 30, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase I Centres $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	58,049	4,651	18,002	4(a)(i)	80,702
Interest	1,461	-	285	4(a)(ii)	1,746
	59,510	4,651	18,287		82,448
Expenses					
Property operating costs	18,064	1,552	5,807	4(a)(i)	25,423
Interest - mortgages and other	14,734	-	6,575	4(b)(i)	21,309
Interest - debentures	1,317	-	1,267	4(b)(ii)	2,584
Amortization of income properties					
- tangible components	8,761	-	4,212	4(c)(i)	12,973
- intangible components	5,035	-	3,220	4(c)(i)	8,255
General and administrative	1,195	-	-		1,195
Amortization of deferred financing costs	322		166	4(d)(ii)	488
Amortization of deferred leasing costs	93	182	(182)	4(d)(i)	93
	49,521	1,734	21,065		72,320
Income before discontinued operations	9,989	2,917	(2,778)		10,128
Discontinued operations	1,443	-	-		1,443
Net income	11,432	2,917	(2,778)		11,571
Net income per unit (Note 5)					
Basic					
Income before discontinued operations	0.41				0.32
Discontinued operations	0.06				0.05
Net income	0.47				0.37
Diluted					
Income before discontinued operations	0.40				0.31
Discontinued operations	0.06				0.04
Net income	0.46				0.35

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME
For the Year Ended December 31, 2003
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	The Centres $	The Assigned Centres $	The Centres II $	Phase I Centres $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues								
Rentals from income properties	22,497	31,449	5,907	26,467	4,435	-		90,755
Interest	247	-	-	-	-	846	4(a)(ii)	1,093
	22,744	31,449	5,907	26,467	4,435	846		91,848
Expenses								
Property operating costs	8,861	9,796	1,805	8,326	1,332	-		30,120
Interest – mortgages and other	4,418	-	1,991	-	-	20,330	4(b)(i)	26,739
Interest - debentures	-	-	-	-	-	3,517	4(b)(ii)	3,517
Amortization of income properties								
- tangible components	961	-	-	-	-	8,090	4(c)(i)	9,051
- intangible components	-	-	-	-	-	10,973	4(c)(i)	10,973
General and administrative	685	-	-	-	-	-		685
Amortization of deferred financing costs	113	-	-	-		443	4(d)(ii)	556
Amortization of deferred leasing costs	98	1,258	656	957	124	(2,995)	4(d)(i)	98
	15,136	11,054	4,452	9,283	1,456	40,358		81,739
	7,608	20,395	1,455	17,184	2,979	(39,512)		10,109
Gain on sale of income properties	1,353	-	-	-	-	-		1,353
Net income	8,961	20,395	1,455	17,184	2,979	(39,512)		11,462
Net income per unit (Note 5)								
Basic	1.29							0.43
Diluted	1.29							0.43

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2004 and for the Year Ended December 31, 2003
(unaudited)
(In thousands of dollars except per unit amounts)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta, created under a Declaration of Trust dated December 4, 2001, subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004.

These unaudited pro forma consolidated financial statements ("pro forma statements") have been prepared by Calloway management for inclusion in the business acquisition report ("BAR") of Calloway relating to the acquisition of six shopping centres (the "Phase I Centres") from Wal-Mart-FirstPro Realty Partnership (the "Partnership") on November 30, 2004.

During 2004, Calloway also completed three other significant acquisitions as follows:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Partnership.
- On May 4, 2004, the acquisition of 50% and 49% undivided interests in two shopping centres ("The Assigned Centres") pursuant to an assignment of purchase agreement between the FirstPro Shopping Centres group of companies ("FirstPro") and the previous owner.
- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the partnership.

These pro forma statements have been prepared from the following financial statements:

Calloway
- unaudited consolidated financial statements as at September 30, 2004 and for the three and nine month periods ended September 30, 2004.
- audited consolidated financial statements as at December 31, 2003 and for the year ended December 31, 2003.

Phase I Centres
- unaudited schedules of combined net operations for the nine months ended September 30, 2004 included in the BAR.
- audited schedules of combined net operations for the year ended December 31, 2003 included in the BAR.

The Centres, The Assigned Centres, The Centres II
- audited schedules of combined net operations or audited combined statement of net operations for the year ended December 31, 2003 included in Calloway's April 30, 2004 prospectus.

The unaudited pro forma consolidated balance sheet gives effect to the acquisition of the Phase I Centres as if it had occurred on September 30, 2004. The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the acquisition of The Centres, The Assigned Centres, The Centres II and the Phase I Centres (collectively, the "Collective Centres") as if they had occurred on January 1, 2003. Calloway's September 30, 2004 consolidated financial statements contain the actual operations of The Centres, The Assigned Centres and The Centres II from the date of the respective acquisition by Calloway in 2004 to September 30, 2004. The pro forma consolidated statement of net income for the nine months ended September 30, 2004 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for The Centres, The Assigned Centres and The Centres II for the period from January 1, 2004 to the respective dates of acquisition by Calloway in 2004.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2004 and for the Year Ended December 31, 2003
(unaudited)
(In thousands of dollars except per unit amounts)

1. BASIS OF PRESENTATION (CONTINUED)

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2003, and Calloway's unaudited consolidated financial statements for the three and nine month periods ended September 30, 2004. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2003 and September 30, 2004 consolidated financial statements of Calloway.

Effective January 1, 2004 Calloway adopted the straight-line method of rental revenue recognition and the straight-line method of amortization of buildings. These changes in accounting policies were applied prospectively. Consequently, in applying the pro forma adjustments to the Collective Centres, the pro forma consolidated statement of net income for the year ended December 31, 2003 has not been adjusted to provide for the recognition of rental revenue on a straight-line basis over the terms of the respective leases and amortization of buildings has been adjusted using the sinking fund method rather than the straight-line method. Had the straight-line method of rental revenue recognition and the straight-line method of amortization of buildings been applied to the pro forma consolidated statement of net income for the year ended December 31, 2003, rentals from income properties would have increased by $1,688, amortization of income properties – tangible components would have increased by $6,235 and net income would have decreased by $4,547. The pro forma consolidated statement of net income for the nine months ended September 30, 2004 has been adjusted to provide for the recognition of rental revenue on a straight-line basis and the amortization of buildings using the straight-line method.

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

(a) Acquisition of the Phase I Centres

On November 30, 2004, Calloway completed the acquisition of six shopping centres and connected undeveloped lands with future development potential (the "Phase I Centres Undeveloped Lands") from the Partnership. The purchase price consisted of $64,615 for the Phase I Centres, $5,738 for the Phase I Centres Undeveloped Lands and $1,167 for land transfer taxes and other transaction costs for an aggregate purchase price of $71,520 which was satisfied as follows:

- By a non-interest bearing vendor take-back mortgage for the amount of the purchase price for the Phase I Centres Undeveloped Lands		$ 5,738
- By retaining holdbacks and assuming accounts payable		719
- By cash payment		
- From the proceeds of new mortgage financing	35,945	
- From the net proceeds of the issuance of trust units	29,118	65,063
		$ 71,520

(In thousands of dollars except per unit amounts)

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS (CONTINUED)

The Phase I Centres Undeveloped Lands and other undeveloped lands that Calloway purchased in connection with the acquisitions of The Centres, The Assigned Centres and The Centres II will be developed by Calloway under the terms of development agreements with FirstPro. It is assumed for the purpose of these pro forma statements that these undeveloped lands remain undeveloped and that no material development costs and no earnouts under the terms of these development agreements will be incurred during the nine months ended September 30, 2004 or the year ended December 31, 2003.

(b) Mortgage financing

In conjunction with the acquisition of the Phase I Centres, Calloway arranged for new mortgages on three of the shopping centres in the amount of $36,100 at a weighted average interest rate of 5.8%. The net proceeds to Calloway were $35,945 after deducting financing fees and other costs related to the mortgage financing.

(c) Issuance of trust units

On November 18, 2004, Calloway closed a private placement (the "Private Placement") of its trust units. Calloway issued 2,320,000 trust units at $17.25 per unit, for net proceeds of $38,835 (after deducting underwriters' fees and issue costs of $1,185). Net proceeds of $29,118 were used by Calloway to partially fund the cash component of the purchase price of the Phase I Centres and $9,717 was used for working capital.

(d) Summary of the acquisition of the Phase I Centres

A summary of the assets acquired, using the purchase method of accounting based on preliminary allocations, and liabilities assumed or incurred resulting from the acquisition of the Phase I Centres and the Private Placement is as follows:

Assets		
Income properties		
Tangible assets	$ 57,344	
Intangible assets	8,438	
Property under development	5,738	71,520
Deferred financing costs		155
Cash		9,717
		81,392
Liabilities		
Mortgages payable		
Vendor take-back mortgage	5,738	
New mortgages payable	36,100	41,838
Accounts payable and accrued liabilities		719
		42,557
Net assets acquired		$ 38,835

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS (CONTINUED)

Consideration paid for the net assets acquired was obtained from the net proceeds of the Private Placement.

4. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

(i) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Assigned Centres and The Centres II for the period from January 1, 2004 to the respective dates of acquisition by Calloway in 2004.

(ii) Interest income has been increased to provide for interest on a 9% mezzanine loan advanced by Calloway to FirstPro in connection with the acquisition of The Assigned Centres.

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the mortgage financing assumed or put in place on the Collective Centres.

(ii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of The Assigned Centres and The Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(d) Amortization of deferred expenses

(i) Amortization of deferred leasing costs has been decreased to eliminate the actual historical amortization of deferred expenses on the Collective Centres.

(ii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing and the convertible debenture financing of the Collective Centres.

(e) General and administrative

No adjustments have been made to reflect probable increased general and administrative expenses of Calloway resulting from the increased property portfolio.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2004 and for the Year Ended December 31, 2003
(unaudited)
(In thousands of dollars except per unit amounts)

5. NET INCOME PER UNIT

The following table presents the calculation of pro forma basic and diluted net income per unit before discontinued operations:

	September 30 2004	December 31 2003
Numerator:		
Income before discontinued operations	$ 10,128	$ 11,462
Denominator:		
Weighted average number of units	24,411,767	6,933,559
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, and Phase I Centres, on the basis that the units were issued at the beginning of the periods	7,434,658	19,968,182
Denominator for basic net income per unit	31,846,425	26,901,741
Effect of dilutive securities		
Employee stock options & warrants	338,706	10,626
Denominator for diluted net income per unit	32,185,131	26,912,367
Basic net income per unit		
Income before discontinued operations	0.32	0.43
Discontinued operations	0.05	-
Net income	0.37	0.43
Diluted earnings per unit		
Income before discontinued operations	0.31	0.43
Discontinued operations	0.04	-
Net income	0.35	0.43

The convertible debentures were not included in the computation of diluted earnings per unit because the convertible debentures conversion price was greater than the average price of Calloway's units and therefore the effect would be anit-dilutive.

6. RELATED PARTY TRANSACTIONS

Calloway acquired The Centres, The Centres II and the Phase I Centres from the Partnership. FirstPro, through an affiliate, holds a 40% interest in the Partnership. A nominee of FirstPro owns or controls directly and indirectly approximately 17% of the outstanding units of Calloway. Also, two officers of FirstPro are members of the Board of Trustees of Calloway.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

A trustee of Calloway was paid a fee of $60, and a legal firm in which a trustee is a partner was paid legal fees of $250 related to the acquisition of the Phase I Centres.

In conjunction with the acquisition of the Collective Centres, Calloway has entered into property management agreements with FirstPro to provide for the management of the Collective Centres.

In conjunction with the acquisition of The Centres, The Centres II and the Phase I Centres, Calloway entered into certain temporary head leases with FirstPro relating to specific tenants who had entered into lease agreements, but whose space was not yet available for occupancy.

7. COMMITTMENTS

Calloway has entered into a development agreement with FirstPro for the development of the Phase I Centres Undeveloped Land. The estimated commitment payable by Calloway under the agreement is $18,000.

Schedules of combined net operations of

PHASE I CENTRES

Nine months ended September 30, 2004 and 2003 (unaudited)
and years ended December 31, 2003 and 2002



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT

To the Partners of the Wal-Mart-First Pro Realty Partnership

We have audited the schedules of combined net operations, as defined in note 2(a) of Phase I Centres, for the years ended December 31, 2003 and 2002. This financial information is the responsibility of Phase I Centres' management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these schedules of combined net operations present fairly, in all material respects, the results of the combined net operations of Phase I Centres for the years ended December 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 10, 2005

PHASE I CENTRES

Schedules of combined net operations

	Nine months ended September 30,		Years ended December 31,	
	2004	2003	2003	2002
	(Unaudited)			
Rental revenue from income properties	$ 4,650,989	$ 3,331,405	$ 4,435,280	$ 3,186,978
Expenses:				
Property operating costs	1,551,429	1,040,454	1,332,096	958,548
Amortization of deferred expenses	182,110	88,931	124,158	27,660
	1,733,539	1,129,385	1,456,254	986,208
Net operations	$ 2,917,450	$ 2,202,020	$ 2,979,026	$ 2,200,770

See accompanying notes to schedules of combined net operations.

PHASE I CENTRES

Notes to schedules of combined net operations

Nine months ended September 30, 2004 and 2003 (unaudited)
and years ended December 31, 2003 and 2002

---

1. Basis of presentation:

These schedules of combined net operations (the "schedules") are financial schedules prepared for the Business Acquisition Report to be filed by Calloway Real Estate Investment Trust ("Calloway"), for the acquisition of six shopping centres from Wal-Mart-First Pro Realty Partnership (the "Partnership").

These schedules combine the net operations, as defined in note 2(a), of six shopping centres, listed below, that Calloway purchased from the Partnership, excluding Wal-Mart stores in Burlington North Centre, Pembroke Centre and Winnipeg Central Centre, which Calloway did not acquire ("Phase I Centres"). Phase I Centres is not a legal entity and the information used to prepare these schedules has been derived from records specific to the properties to be sold to Calloway. These schedules may not necessarily reflect the net operations in future periods, nor do they necessarily reflect the net operations that would have been realized had Phase I Centres been a stand-alone entity during the years presented.

This information is provided to assist the reader in determining the relative impact of each property on the financial results for the years presented. The net leased and occupied areas increased period to period as construction was completed on units and tenants occupied said units.

	Net leased and occupied area (sq. ft.)			
	September 30,		December 31,	
	2004	2003	2003	2002
Burlington North Centre	30,998	–	–	–
Cobourg Centre	127,275	120,260	120,260	110,520
Pembroke Centre	11,247	–	6,183	–
Rimouski Centre	150,517	143,180	150,517	143,180
St. Thomas Centre	143,226	110,804	112,405	106,624
Winnipeg Central Centre	33,937	–	–	–
	497,200	374,244	389,365	360,324

2. Significant accounting policies:

(a) General:

These schedules present rental revenue, property operating costs, amortization of deferred expenses of the combined net operations prior to amortization of income properties, general and administrative expenses, capital taxes, interest expense and income taxes. Additionally, all costs and revenue associated with the undeveloped land and lands under development have been excluded. These schedules have been prepared in accordance with Canadian generally accepted accounting principles.

Rental revenue from income properties includes base and percentage rent, operating cost recoveries, parking and other incidental tenant charges.

Property operating costs include property taxes, utilities, insurance, repairs and maintenance, property management fees and other expenses directly related to the operation of income properties.

(b) Use of estimates:

The preparation of these schedules requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the period. Actual amounts could differ from those estimates.

(c) Revenue recognition:

Rental revenue from income properties is recognized when tenants of each unit of these multi-phase developments take occupancy. Rentals from income properties are recognized as revenue over the term of the related lease agreements. All rent steps in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Recoveries from tenants for property taxes, utilities, insurance and other operating costs are recognized as revenue in the year the applicable costs are incurred.

(d) Deferred expenses:

Deferred tenant inducements and leasing expenses are amortized on a straight-line basis over the term of the related lease agreements.

PHASE I CENTRES
Notes to schedules of combined net operations (continued)

Nine months ended September 30, 2004 and 2003 (unaudited)
and years ended December 31, 2003 and 2002

3. Related party transactions:

First Professional Development Group II Inc. is related to one of the partners of the Partnership. This company acted as property manager to Phase I Centres. Property operating costs include management fees paid to this company for property management services which were recorded at amounts specified in the management agreement. In addition, this company earned fees for leasing which were recorded at the exchange amount and amortized over the lease term.

	September 30,		December 31,	
	2004	2003	2003	2002
Management fees	$ 96,686	$ 73,031	$ 96,838	$ 72,774
Leasing fees	144,640	27,856	53,050	14,678

Additionally, First Professional Development Group II Inc. also earns fees from the Partnership for acting as the development manager of Phase I Centres.

4. Economic dependence:

Rental revenue and recoveries derived from one retailer, who is related to one of the partners of the Partnership, represent approximately the following percentages of total rental revenue:

	September 30,		December 31,	
	2004	2003	2003	2002
Revenue from retailer	62%	82%	81%	92%

5. Land rent:

One of the income properties leases land adjacent to the land on which the property sits. The lease has a term of three years commencing May 1, 2000 with seven one-year automatic renewals subject to the tenant not defaulting under the lease and subject to certain landlord termination rights. The lease calls for annual payments of $14,063 growing annually by percentage increase of CPI.

PHASE I CENTRES

Notes to schedules of combined net operations (continued)

Nine months ended September 30, 2004 and 2003 (unaudited)
and years ended December 31, 2003 and 2002

---

6. Subsequent events:

(a) The Partnership entered into an agreement to sell Phase 1 Centres to Calloway for approximately $70.3 million. The sale price was satisfied by a vendor take-back mortgage of $5.7 million and cash consideration for the balance on November 30, 2004.

Currently, an affiliate of a partner of the Partnership owns approximately 17% of the outstanding units of Calloway.

(b) A tenant who took occupancy in March 2004 in one of the properties has filed for Companies' Creditors Arrangement Act protection, this tenant occupies approximately 10,700 square feet and pays annualized minimum rent of approximately $161,000. The monitor has delivered notice of termination of this lease effective February 2, 2005.



FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

Calloway Real Estate Investment Trust ("Calloway")
310, 855 – 8th Avenue SW
Calgary, AB T2P 3P1

1.2 Executive Officer

The name, position and telephone number of an executive officer of Calloway who is knowledgeable about the significant acquisition and this report is as follows:

J. Michael Storey, President and Chief Executive Officer
Telephone: (403) 266-6437

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Calloway acquired from the Wal-Mart Canada Realty Inc. and First Professional Realty Inc. (the "Vendors") eight shopping centres (the "Phase II Centres") with a total of approximately 2,097,251 rentable square feet of leased area and connected undeveloped lands with the potential for approximately 257,929 square feet of future retail space, of which 40,850 square feet of this future retail space on the undeveloped lands is leased to tenants. Calloway acquired a 60% interest in 5 of the centres and a 100% interest in 3. The following is a summary of those eight shopping centres.

Bolton Centre is currently a 183,183 square foot development that is situated on approximately 18.87 acres at Highway 50 (Queen Street) and McEwan Drive East in Bolton, Ontario. A 109,639 square foot Wal-Mart store anchors the centre. A 125,000 square foot Loblaws location is expected to be constructed on lands adjacent to the site. The centre also includes an 8,542 square foot LCBO and an 7,956 square foot Mark's Work Wearhouse as well as Reitmans, Penningtons and Bulk Barn. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Edmonton (NE) Centre is currently a 214,590 square foot development that is situated on approximately 23.35 acres at 137th Avenue and 40th Street Northwest in Edmonton, Alberta. A 130,718 square foot Wal-Mart store and a 23,927 square foot Michaels anchor the site. National tenants include Reitmans, Penningtons and Blockbuster. Approximately 39,952 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Huntsville Centre is currently a 111,008 square foot development that is situated on approximately 16.03 acres at the intersection of Highway 11 and Highway 60 in Huntsville, Ontario. A 84,861 square foot Wal-Mart store anchors the site. Adjacent to the site is a 68,837 square foot Your Independent Grocer, a Loblaw's owned grocery chain. Other national tenants include East Side Mario's, Bulk Barn and Kelsey's. Approximately 17,360 square feet of development potential remains on the site.

Regina (East) Centre is currently a 370,574 square foot development that is situated on approximately 31.33 acres at the intersection of Quance Street and Prince of Wales Drive in Regina, Saskatchewan. A 129,094 square foot Wal-Mart store, 39,670 square foot London Drugs, 33,171 square foot Home Outfitters, 25,668 square foot Best Buy and a 23,597 square foot Michaels anchor the site. A 130,000 square foot Real Canadian Superstore (a Loblaws owned grocery chain) as well as an 88,681 square foot Rona Home and Garden location operate on lands adjacent to the site. Other national tenants include Penningtons, Reitmans and East Side Mario's. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Saint-Constant Centre is currently a 275,736 square foot development that is situated on approximately 31.01 acres at the intersection of Route132 and Rue Macon in Saint-Constant, Quebec. A 123,474 square foot Wal-Mart store, a 44,761 square foot Metro Richelieu, and a 10,200 square foot L'Equipeur anchor the site. Construction of a 95,000 square foot Home Depot has commenced. Other national tenants include Penningtons, Blockbuster and Reitmans. Approximately 47,538 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

St. John's East Centre is currently a 272,752 square foot development that is situated on approximately 28.59 acres at the intersection of Stavanger Drive and Torbay Road in St. John's, Newfoundland. A 128,273 square foot Wal-Mart store, a 27,301 square foot Winners and a 15,291 square foot Sport Chek anchor the site. Other national tenants include Addition-Elle, Mark's Work Wearhouse and Pier One.

Whitby Centre is currently a 231,771 square foot development that is situated on approximately 24.87 acres at the intersection of Baldwin Street South and Taunton Road West in Whitby, Ontario. A 132,724 square foot Wal-Mart store anchors the site. An approximately 160,000 square foot Loblaws store is expected to open on lands adjacent to the site in early 2005. Other national tenants include Mark's Work Wearhouse, Blockbuster and East Side Mario's. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Winnipeg South Centre is currently a 437,637 square foot development that is situated on approximately 48.22 acres at the intersection of Kenaston Boulevard and McGillvray Boulevard in Winnipeg, Manitoba. A 129,298 square foot Wal-Mart store, a 47,374 square foot Safeway, and a 39,429 square foot Home Outfitters anchor the site. Other national tenants include Danier, Roots, and Reitmans. Approximately 149,016 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

2.2 Date of Acquisition

March 10, 2005

2.3 Consideration

The total consideration paid for the Phase II Centres and the related undeveloped lands was approximately $230 million which was satisfied:

(a) by way of a vendor take back mortgage to the Vendors in the amount of approximately $6 million, which is interest free and relates to the undeveloped lands; and

(b) by the payment of the balance in cash.

Calloway funded the cash component of the acquisition, in part, by borrowing approximately $155.2 million secured by fixed rate mortgage financing on seven of the properties at a weighted average interest rate of 5.64% and an average term of 15.3 years. The remaining cash component was funded from the proceeds of the private placement of Subscription Receipts of Calloway closed by Calloway on February 24, 2005. The Subscription Receipts were convertible into 3,101,000 Units of Calloway concurrent with the closing of the transaction.

2.4 Effect on Financial Position

Except as discussed below, there are no plans or proposals for material changes in Calloway's business affairs or the affairs of the acquired properties which may have a significant effect on the results of operations and financial position of Calloway. Calloway has entered into letters of intent to acquire interests in an additional 36 centres and 10 parcels of vacant land from Wal-Mart Canada Realty Inc. ("Wal-Mart") and the FirstPro Group of Companies ("FirstPro") for approximately $1.207 billion. This acquisition will materially increase the size of Calloway.

2.5 Prior Valuations

To the knowledge of Calloway and except as discussed below, there has been no valuation opinion obtained within the last 12 months by the previous owners of the acquired properties or by Calloway required by securities legislation or a Canadian exchange or market to support the consideration paid by Calloway for the properties. Calloway obtained appraisals of the Phase II Centres from Colliers International Realty Advisors Inc. in connection with this acquisition. The portfolio valuation of the Phase II Centres dated January 15, 2005 prepared by Colliers established an appraised value of the eight acquired centres on a portfolio basis of $327,590,000.00 (or $230,666,000 for the interests in the Phase II Centres acquired by Calloway) as at January 15, 2005. The valuation methodologies used were income capitalization and cash flow analysis supported by a direct comparison approach.

2.6 Parties to Transaction

The transaction may have been with an informed person or an associate of Calloway. The transaction was between Calloway and Wal-Mart (60% interest) and FirstPro (40% interest) with respect to 3 of the centres and with Wal-Mart alone with respect to the remaining five centres. FirstPro retained a 40% interest in each of the five centres acquired from Wal-Mart. Wal-Mart is an affiliate of a major U.S. based retailer which is publicly owned. FirstPro is a Canadian retail developer and operator based in Toronto. FirstPro is a group of private companies that are controlled by Stephen and Mitchell Goldhar. Mitchell Goldhar, directly and indirectly, owns or controls more than 10% of the outstanding Units of Calloway. Wal-Mart is not an informed person or associate of Calloway, but FirstPro is an informed person or associate of Calloway.

2.7 Date of Report

May 10, 2005.

Item 3 Financial Statements

Pursuant to a mutual reliance review system decision document dated January 7, 2005 issued by the Alberta Securities Commission on its own behalf and on behalf of the securities regulatory authorities in each of Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Quebec and Saskatchewan upon receipt of an application from Calloway for an exemption from certain of the requirements of Part 8 of National Instrument 51-102, this business acquisition report for the acquired properties contains audited Schedules of Combined Net Operations for the Phase II Centres for the years ended December 31, 2004 and 2003.

This Business Acquisition Report also includes the unaudited pro forma consolidated financial statements of Calloway for the year ended December 31, 2004.

Schedules of Combined Net Operations of

PHASE II CENTRES

Years ended December 31, 2004 and 2003



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT

To the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships

We have audited the schedules of combined net operations, as defined in note 2(a), of Phase II Centres for the years ended December 31, 2004 and 2003. This financial information is the responsibility of Phase II Centres' management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these schedules of combined net operations present fairly, in all material respects, the results of the combined net operations of Phase II Centres for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 29, 2005

PHASE II CENTRES

Schedules of Combined Net Operations

Years ended December 31, 2004 and 2003

	2004	2003
Rental revenue from income properties	$ 21,278,638	$ 12,793,649
Expenses:		
Property operating costs	5,557,888	3,415,047
Amortization of deferred expenses	1,252,981	698,526
	6,810,869	4,113,573
Net operations	$ 14,467,769	$ 8,680,076

See accompanying notes to schedules of combined net operations.

PHASE II CENTRES

Notes to Schedules of Combined Net Operations

Years ended December 31, 2004 and 2003

---

1. Basis of presentation:

These schedules of combined net operations (the "schedules") are financial schedules prepared for the Business Acquisition Report to be filed by Calloway Real Estate Investment Trust ("Calloway"), for the acquisition of 100% interest in three shopping centres and the undivided 60% interest of five shopping centres from Wal-Mart-First Pro Realty Co-ownerships (the "Co-ownerships").

The schedules combine the net operations, as defined in note 2(a), of the shopping centres ("Phase II Centres"), listed below, that Calloway purchased from the Co-ownerships. Phase II Centres is not a legal entity and the information used to prepare the schedules has been derived from records specific to the properties sold to Calloway. The schedules may not necessarily reflect the net operations in future periods, nor do they necessarily reflect the net operations that would have been realized had Phase II Centres been a stand-alone entity during the years presented.

This information is provided to assist the reader in determining the relative impact of each property on the financial results for the years presented. The net leased and occupied areas increased from period to period as construction was completed on units and tenants occupied said units.

		Net leased and occupied area (square feet) representing 100% interest	
	Interest acquired	2004	2003
Bolton Centre	60%	183,183	–
Edmonton Northeast Centre	100%	209,289	183,583
Huntsville Centre	100%	111,008	–
Regina East Centre	60%	316,710	283,270
Saint-Constant Centre	60%	268,620	264,677
St. John's East Centre	100%	264,905	234,604
Whitby North Centre	60%	230,565	147,965
Winnipeg Southwest Centre	60%	402,883	376,641
		1,987,163	1,490,740

PHASE II CENTRES

Notes to Schedules of Combined Net Operations (continued)

Years ended December 31, 2004 and 2003

---

2. Significant accounting policies:

(a) General:

The schedules have been prepared in accordance with Canadian generally accepted accounting principles. The schedules present the combined net operations prior to amortization of income properties, general and administrative expenses, capital taxes, interest expense and income taxes. Additionally, all costs and revenue associated with the undeveloped lands and lands under development of Phase II Centres have been excluded. As these properties are multi phased developments, costs are capitalized until the phase is considered substantially complete subject to a predetermined time limit, at which point the phase is considered income-producing property.

Rental revenue from income properties includes base and percentage rent, operating cost recoveries, parking and other incidental tenant charges.

Property operating costs include property taxes, utilities, insurance, repairs and maintenance, property management fees and other expenses directly related to the operation of properties.

(b) Use of estimates:

The preparation of the schedules requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the years. Actual amounts could differ from those estimates.

(c) Revenue recognition:

Rental revenue from income properties is recognized once a phase of the property is considered substantially complete. Rentals from income properties are recognized as revenue over the term of the related lease agreements. All rent steps in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Recoveries from tenants for property taxes, utilities, insurance and other operating costs are recognized as revenue in the year the applicable costs are incurred.

(d) Deferred expenses:

Deferred tenant inducements and leasing expenses are amortized on a straight-line basis over the term of the related lease agreements.

3. Related party transactions:

First Professional Development Group II Inc. ("First Professional") is related to one of the co-owners of the Co-ownerships and acts as property manager to Phase II Centres. Property operating costs include management fees paid to First Professional for property management services which were recorded at amounts specified in the development management agreement between the co-owners and First Professional. In addition, First Professional earned fees for leasing which were recorded at the exchanged amount and are amortized over the lease term.

	2004	2003
Management fees	$ 455,604	$ 274,054
Leasing fees	332,287	309,643

First Professional also earns fees from the Co-ownerships for acting as development manager of Phase II Centres.

4. Economic dependence:

Rental revenue derived from one retailer, who is related to one of the co-owners of the Co-ownerships, represents approximately the following percentages:

	2004	2003
Revenue derived from one retailer	37.7%	42.7%

5. Subsequent events:

The Co-ownerships have sold the Phase II Centres and connected undeveloped land to Calloway for approximately $228.3 million. The sale price was satisfied by a vendor take-back mortgage of approximately $6 million and cash consideration for the balance. Currently, one of the co-owners of the Co-ownerships owns approximately 16.3% of the issued and outstanding units of Calloway.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

**COMPILATION REPORT ON
PRO FORMA FINANCIAL STATEMENTS**

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Calloway Real Estate Investment Trust ("Calloway") as at December 31, 2004 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2004, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated balance sheet of Calloway as at December 31, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway as at December 31, 2004 and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Phase II Centres" to the summary table presented in Note 3(d) in the notes to the unaudited pro forma consolidated financial statements and found them to be in agreement.

       In addition, we recalculated the aggregate of the amounts in the summary table in Note 3(d) and found them to be arithmetically correct.

    c) Recalculated the aggregate of the amounts in the columns captioned "Calloway", and "Phase II Centres" and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

2. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway as at December 31, 2004 and found them to be in agreement.

    b) Compared the amounts in the column captioned "Phase II Centres" to the audited schedule of combined net operations of the Phase II Centres for year ended December 31, 2004 and found them to be in agreement.

    c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", and "Phase II Centres" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

220, 333 - 11 Avenue SW
Calgary, Alberta T2R 1L9
Telephone (403) 233-7750
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d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

3. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

4. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Kenway Mack Slusarchuk Stewart LLP

Calgary, Alberta
May 5, 2005

Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at December 31, 2004
(unaudited)
(In thousands of dollars)

	Calloway $	Phase II Centres $ (Note 3d)	Pro Forma $
ASSETS			
Real estate assets			
Income properties	866,121	223,734	1,089,855
Property under development	32,030	5,997	38,027
Mortgages and loans receivable	39,942	-	39,942
Deferred leasing costs	398	-	398
Assets held for sale	55,128	-	55,128
	993,619	229,731	1,223,350
Deferred financing costs	4,782	570	5,352
Prepaid expenses and deposits	2,389	-	2,389
Accounts receivable	6,204	-	6,204
Cash and cash equivalents	7,624	(7,699)	(75)
	1,014,618	222,602	1,237,220
LIABILITIES			
Mortgages payable	524,521	161,207	685,728
Mortgages payable related to assets held for sale	23,068	-	23,068
Capital lease obligations	453	-	453
Convertible debentures	52,483	-	52,483
Accounts payable and accrued liabilities	22,587	3,185	25,772
	623,112	164,392	787,504
UNITHOLDERS' EQUITY	391,506	58,210	449,716
	1,014,618	222,602	1,237,220

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Trustees:

(signed) *"J. Michael Storey"*
Trustee

(signed) *"David M. Calnan"*
Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase II Centres $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	85,593	21,279	21,684	4(a)	128,556
Interest	2,355	-	-		2,355
	87,948	21,279	21,684		130,911
Expenses					
Property operating costs	27,071	5,558	7,016	4(a)(i)	39,645
Interest - mortgages and other	21,796	-	15,045	4(b)(i)	36,841
Interest - debentures	2,180	-	1,267	4(b)(ii)	3,447
Amortization of income properties					
- tangible components	13,643	-	8,496	4(c)(i)	22,139
- intangible components	9,346	-	5,472	4(c)(i)	14,818
General and administrative	1,919	-	-		1,919
Amortization of deferred financing costs	121	-	205	4(d)(ii)	326
Amortization of deferred leasing costs	481	1,253	(1,253)	4(d)(i)	481
	76,557	6,811	36,248		119,616
Net income from continuing operations	11,391	14,468	(14,564)		11,295
Discontinued operations	2,024	-	-		2,024
Net income	13,415	14,468	(14,564)		13,319
Net income per unit (Note 5)					
Basic					
Continuing operations	0.435				0.321
Discontinued operations	0.077				0.058
Net income	0.512				0.379
Diluted					
Continuing operations	0.430				0.319
Discontinued operations	0.076				0.057
Net income	0.506				0.376

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta, created under a Declaration of Trust dated December 4, 2001, subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004.

These unaudited pro forma consolidated financial statements ("pro forma statements") have been prepared by Calloway management for inclusion in the business acquisition report ("BAR") of Calloway relating to the acquisition of 100% interests in three shopping centres and 60% undivided interests in five shopping centres (the "Phase II Centres") from the FirstPro Shopping Centres Group of Companies ("FirstPro") and Wal-Mart Canada Realty Inc. ("Wal-Mart") on March 10, 2005.

During 2004, Calloway also completed three other significant acquisitions as follows:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Wal-Mart-FirstPro Realty Partnership (the "Partnership").
- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the Partnership.
- On November 30, 2004, the acquisition of six shopping centres (the "Phase I Centres) from the Partnership.

These pro forma statements have been prepared from the following financial statements:

- Calloway audited consolidated financial statements as at December 31, 2004 and for the year ended December 31, 2004.
- Phase II Centres audited schedules of combined net operations for the year ended December 31, 2004, included in the BAR.

The unaudited pro forma consolidated balance sheet gives effect to the acquisition of the Phase II Centres as if it had occurred on December 31, 2004. The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 gives effect to the acquisition of The Centres, The Centres II, the Phase I Centres and the Phase II Centres (collectively, the "Collective Centres") as if they had occurred on January 1, 2004. Calloway's December 31, 2004 consolidated financial statements contain the actual operations of The Centres, The Centres II and the Phase I Centres from the date of the respective acquisition by Calloway in 2004 to December 31, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective dates of acquisition by Calloway in 2004.

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

(In thousands of dollars except per unit amounts)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2004. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2004 consolidated financial statements of Calloway.

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

(a) Acquisition of the Phase II Centres

On March 10, 2005, Calloway completed the acquisition of 100% interests in three shopping centres and 60% undivided interests in five shopping centres and connected undeveloped lands with future development potential (the "Phase II Centres Undeveloped Lands") from FirstPro and Wal-Mart. The purchase price consisted of $222,304 for the Phase II Centres, $5,997 for the Phase II Centres Undeveloped Lands and $1,430 for land transfer taxes and other transaction costs for an aggregate purchase price of $229,731 which was satisfied as follows:

- By a non-interest bearing vendor take-back mortgage for the amount of the purchase price for the Phase II Centres Undeveloped Lands		$ 5,997
- By retaining holdbacks and assuming accounts payable		3,185
- By cash payment		
- From the net proceeds of new mortgage financing	154,640	
- From the net proceeds of the issuance of trust units	58,210	
- From working capital	7,699	220,549
		$ 229,731

The Phase II Centres Undeveloped Lands and other undeveloped lands that Calloway purchased in connection with the acquisitions of The Centres, The Centres II, and the Phase I Centres will be developed by Calloway under the terms of development agreements with FirstPro. It is assumed for the purpose of these pro forma statements that these undeveloped lands remain undeveloped and that no material development costs and no earnouts under the terms of these development agreements will be incurred during the year ended December 31, 2004 other than what was actually incurred and reflected in Calloway's audited consolidated financial statements for the year ended December 31, 2004.

(b) Mortgage financing

In conjunction with the acquisition of the Phase II Centres, Calloway arranged for new mortgages on seven of the shopping centres in the amount of $155,210 at a weighted average interest rate of 5.64%. The net proceeds to Calloway were $154,640 after deducting financing fees and other costs related to the mortgage financing.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

(c) *Issuance of trust units*

On March 10, 2005, Calloway closed a private placement (the "Private Placement") of its trust units. Calloway issued 3,101,000 trust units at $19.35 per unit, for net proceeds of $58,210 (after deducting underwriters' fees and issue costs of $1,794). The net proceeds were used by Calloway to partially fund the cash component of the purchase price of the Phase II Centres.

(d) *Summary of the acquisition of the Phase II Centres*

A summary of the assets acquired, using the purchase method of accounting based on preliminary allocations, and liabilities assumed or incurred resulting from the acquisition of the Phase II Centres and the Private Placement is as follows:

Assets		
Income properties		
Tangible assets	$ 195,029	
Intangible assets	28,705	
Property under development	5,997	229,731
Deferred financing costs		570
Cash		(7,699)
		222,602
Liabilities		
Mortgages payable		
Vendor take-back mortgage	5,997	
New mortgages payable	155,210	161,207
Accounts payable and accrued liabilities		3,185
		164,392
Net assets acquired		$ 58,210

Consideration paid for the net assets acquired was obtained from the net proceeds of the Private Placement.

4. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective dates of acquisition by Calloway in 2004

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the mortgage financing assumed or put in place on the Collective Centres.

(ii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of The Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(d) Amortization of deferred expenses

(i) Amortization of deferred leasing costs has been decreased to eliminate the actual historical amortization of deferred expenses on the Phase II Centres.

(ii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing and the convertible debenture financing of the Collective Centres.

(e) General and administrative

No adjustments have been made to reflect probable increased general and administrative expenses of Calloway resulting from the increased property portfolio.

5. WEIGHTED AVERAGE NUMBER OF UNITS

The following table presents the weighted average number of units for use in the calculation of pro forma basic and diluted net income per unit:

	December 31, 2004
Weighted average number of units	26,190,956
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, the Phase I Centres and the Phase II Centres, on the basis that the units were issued at the beginning of the year	8,971,100
Weighted average number of units for basic net income per unit	35,162,056
Effect of dilutive securities	
Employee stock options & warrants	296,237
Weighted average number of units for diluted net income per unit	35,458,293

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

6. RELATED PARTY TRANSACTIONS

Calloway acquired the Collective Centres from the Partnership, FirstPro and/or Wal-Mart. FirstPro, through an affiliate, holds a 40% interest in the Partnership. A nominee of FirstPro owns or controls directly and indirectly approximately 16% of the outstanding units of Calloway. Also, currently one officer of FirstPro is a member of the Board of Trustees of Calloway.

A trustee of Calloway was paid a fee of $90, and a legal firm in which a trustee is a partner was paid legal fees of $265 related to the acquisition of the Phase II Centres.

In conjunction with the acquisition of the Collective Centres, Calloway has entered into property management agreements with FirstPro to provide for the management of the Collective Centres.

In conjunction with the acquisition of the Collective Centres, Calloway entered into certain temporary head leases with FirstPro relating to specific tenants who had entered into lease agreements, but whose space was not yet available for occupancy.

7. COMMITTMENTS

Calloway has entered into a development agreement with FirstPro for the development of the Phase II Centres Undeveloped Land. The estimated commitment payable by Calloway under the agreement is $16,000.

8. SUBSEQUENT EVENTS

On April 8, 2005, Calloway entered into agreements to acquire a significant portfolio of properties from FirstPro and Wal-Mart. The cost of these properties is expected to be in excess of $1,207,000 and will consist of freehold and leasehold interests in 46 properties. The cost of the properties will be satisfied by assumption of existing mortgages, by obtaining new financing including vendor take back mortgages, by FirstPro subscribing to units of a partnership to be formed by Calloway and by Calloway issuing additional units. The transaction is expected to be completed by August 2005 and is subject to due diligence, unitholder and regulatory approval and other customary conditions.

2005 Annual Report



CALLOWAY

REAL ESTATE INVESTMENT TRUST


Calloway Real Estate Investment Trust is an unincorporated open-end real estate investment trust focused on the ownership and development of high quality retail properties. Calloway's current portfolio comprises approximately 14.6 million square feet of leaseable area across Canada.

CONTENTS



REPORT TO UNITHOLDERS

CALLOWAY REIT: SERVING THE CONSUMER

In under three years, through the acquisition and development of almost 100 shopping centres in all Canadian provinces, Calloway has become a shopping centre owner that is national in scope and is committed to meeting the needs of all Canadian consumers.

Calloway's centres deliver a combination of value and convenience to shoppers through modern retail formats, accessible locations and thoughtful design.

Almost 85% of Calloway's revenue is derived from metropolitan markets with populations in excess of 100,000 people. Calloway also serves the needs of consumers in other markets, with centres that are proximate to major highways, providing convenient access to value-minded Canadians throughout the country. Our concentration in the major urban markets of Toronto, Ottawa, Montreal, Vancouver, Calgary, Edmonton and other Canadian capital cities will continue, but we will also balance this presence with investments in other growing markets. Our presence in all of Canada's significant retail markets further ensures the appeal of Calloway's centres to the stronger retailers, who demand broad exposure across the country to meet their own growth objectives.

A Transformational Year

The year ended December 31, 2005 was transformational for Calloway, highlighted by the largest single transaction by a Canadian REIT, in July 2005. With a value over $1.2 billion this acquisition of 35 shopping centres and 10 development projects, comprising some of Canada's prime retail properties and locations, was done on an accretive basis and has transformed Calloway into Canada's third largest REIT, by market capitalization. Calloway's portfolio now comprises 96 properties with a total rented area of 14.6 million square feet and 3.8 million square feet of development potential

This landmark transaction with FirstPro Shopping Centres punctuated two years of exceptional growth. The acquisition of a portfolio of newly constructed shopping centres situated in 8 of 10 provinces and characterized by strong national and regional tenants has positioned Calloway as the dominant retail REIT for large format unenclosed centres in Canada.


Million sf
Small Markets
28
Metropolitan Areas > 100,00
25
Major Markets > 1,000,000
23
Total
76
2
4
6
8
10
12
14
16
*Numbers in bars represent properties with Wal-Mart Anchors

In addition to the property acquisitions, Calloway's transformation has been further effected by moving its operations to Toronto from Calgary and by the creation of in-house, development operations. This internal development team is now responsible for approximately 1.6 million of the total 3.8 million square feet of new development potential in our 23 properties. The balance is being developed by FirstPro on behalf of Calloway.

Financial Highlights

Calloway's assets increased over 150% to $2.6 billion as of December 2005 from $1.0 billion as of December 2004. During this same period, revenue increased to $201 million from $85 million, or 136%. Cash flow, as measured by funds from operations, increased to $1.57 per unit (fully diluted), from $1.39 per unit in 2004, a 13% jump, which reflects the accretive nature of our growth. Over $1.5 billion of net additional real estate investments during the year, together with strong debt and equity capital markets, allowed Calloway's market capitalization to grow from $624 million at the end of 2004, to $1,649 million at the end of 2005, providing a significant leap forward in terms of liquidity and credibility with investors.

Calloway's ability to finance its growth by issuing $669.2 million of common unit offerings and over $509.5 million in long term fixed rate mortgage financing, on favorable terms, added further financial strength to the enterprise. Calloway's long-term balance sheet strength with an average lease term of over 11 years and an average term debt maturity of almost 10 years reduces Calloway's exposure to interest rate increases and lease rollovers. Calloway continues to manage its debt at conservative levels, ending 2005 with a Debt-to-Gross Book Value ratio of 54.0%. As at December 31, 2005 the REIT's occupancy level for the portfolio was a strong 99.2%.

Building Retail Leadership

Our continued leadership as a retail landlord is buttressed by our key relationships with FirstPro Shopping Centres and with major national retailers, particularly Wal-Mart which anchors 80% of our centres. The relationship with FirstPro provides us with a pipeline of entirely newly built, successful shopping centres in strong markets across the country. This relationship also provides us with expertise and experience in all key disciplines of the development and management process.

"Calloway's commitment to its unitholders is to provide stable and growing distributions by investing in a portfolio of high quality retail assets."

The centres we have acquired are home to many large regional, national and international retailers. Central to the proposition we offer to Canadian consumers is our ability to attract and maintain significant relations with these retailers and their focus on value. The almost 3.8 million square feet of future development potential in our centres is available to meet the growing needs of these tenants.

Calloway has already expanded its existing centres by 715,000 square feet since their respective acquisition dates. Futhermore, another 895,000 square feet was leased and under construction as at December 31, 2005.

The Outlook

Calloway's commitment to its unitholders is to provide stable and growing distributions by investing in a portfolio of high quality retail assets. The stability of our distributions in the future is provided by a portfolio of modern, well-designed centres, strategically located in key markets and anchored by tenants such as Wal-Mart, with long-term leases, that provide the value shopping experience that consumers demand. The dominance of our centres in their markets and the scarcity of land available for retail use in these markets further bolster the stability of our income and distributions.

Our relationship with FirstPro and with Canada's largest retailers, coupled with the largest development pipeline, relative to size, of any commercial REIT in Canada, provide the key to Calloway's growth commitment to its unitholders. We look forward to another exciting year.

On behalf of management I want to thank the unitholders, trustees, advisors and especially our employees for their hard work in rising to the task of executing a landmark transaction that transformed the Trust and enhanced its prospects for current and future success.

Simon Nyilassy
President, Chief Executive Officer
March 10, 2006


PIAZZA
SOLE

PROPERTY PORTFOLIO

RETAIL PROPERTIES	LOCATION	OWNERSHIP	NRA (sq. ft.)	OCCUPANCY	MAJOR TENANTS
Bakerview Power Centre	Abbotsford, BC	100%	91,267	96.36%	Sears, Home Outfitters
Courtenay Wal-Mart Centre	Courtenay, BC	100%	232,728	95.42%	Wal-Mart, Winners, Staples, Future Shop
Cranbrook Wal-Mart Centre	Cranbrook, BC	100%	128,973	100.00%	Wal-Mart, Real Canadian Superstore (Loblaws)[2]
Kamloops Wal-Mart Centre	Kamploops, BC	100%	217,252	100.00%	Wal-Mart, Save on Foods[2]
New Westminster Wal-Mart Centre	New Westminster, BC	100%	290,696	100.00%	Wal-Mart, Home Outfitters
Prince George Wal-Mart Centre	Prince George, BC	100%	181,469	100.00%	Wal-Mart, Canadian Tire[2], Home Depot[2]
Langley Wal-Mart Centre	Langley, BC	100%	326,031	100.00%	Wal-Mart, Home Outfitters, Home Depot[2]
Vernon Wal-Mart Centre	Vernon, BC	100%	204,259	95.30%	Wal-Mart, Rona[2], Future Shop
Calgary SE Wal-Mart Centre	Calgary, AB	100%	215,301	100.00%	Wal-Mart, London Drugs
Crowchild Corner	Calgary, AB	100%	23,377	100.00%	
Spruce Grove Wal-Mart Centre	Spruce Grove, AB	100%	60,790	100.00%	Wal-Mart[2], Canadian Tire[2]
St. Albert Wal-Mart Centre	St. Albert, AB	100%	174,052	100.00%	Wal-Mart, Save on Foods[2], Totem[2]
Edmonton NE, Wal-Mart Centre	Edmonton, AB	100%	214,559	100.00%	Wal-Mart
Lethbridge South Wal-Mart Centre	Lethbridge, AB	100%	190,943	100.00%	Wal-Mart, Home Depot[2]
Lloyd Mall	Lloydminster, AB	100%	204,372	99.70%	Sears, Zellers
Namao Centre	Edmonton, AB	100%	33,598	100.00%	
Regina East Wal-Mart Centre	Regina, SK	100%	370,735	100.00%	Wal-Mart, Winners, London Drugs, Loblaws[2], Rona[2]
Regina North Wal-Mart Centre	Regina, SK	100%	217,736	100.00%	Wal-Mart, IGA
Winnipeg (C) Wal-Mart Centre	Winnipeg, MB	100%	52,456	100.00%	Wal-Mart[2]
Winnipeg South Wal-Mart Centre	Winnipeg, MB	100%	450,768	100.00%	Wal-Mart, Safeway, Home Outfitters, Winners
Winnipeg West Wal-Mart Centre	Winnipeg, MB	100%	283,019	96.41%	Wal-Mart, Sobeys, Canadian Tire[2], Winners
Barrie (S) Wal-Mart Centre	Barrie, ON	100%	359,137	100.00%	Wal-Mart, Sobeys, Winners
Barrie Wal-Mart Centre	Barrie, ON	100%	201,612	100.00%	Wal-Mart, Zehrs[2]
Bolton Wal-Mart Centre	Bolton, ON	100%	183,146	100.00%	Wal Mart, Loblaws[2]
Brampton (E) Wal-Mart Centre	Brampton, ON	100%	224,947	100.00%	Wal-Mart, Winners, Staples
British Colonial Building	Toronto, ON	100%	17,559	82.54%	
Burlington Wal-Mart Centre	Burlington, ON	100%	41,798	100.00%	Wal-Mart[2]
Cambridge Wal-Mart Centre	Cambridge, ON	100%	517,878	100.00%	Wal-Mart, Rona, Canadian Tire[2]

RETAIL PROPERTIES	LOCATION	OWNERSHIP	NRA (SQ. FT.)	OCCUPANCY	MAJOR TENANATS
Chatham Wal-Mart Centre	Chatham, ON	50%	91,638	98.55%	Wal-Mart, Winners, Loblaws[4]
Cobourg Wal-Mart Centre	Cobourg, ON	100%	128,429	100.00%	Wal-Mart, Loblaws[4]
Etobicoke Wal-Mart Centre	Etobicoke, ON	100%	293,735	100.00%	Wal-Mart, Home Depot[2], Best Buy
Ancaster Wal-Mart Centre	Ancaster, ON	100%	132,266	100.00%	Wal-Mart, Canadian Tire[2]
Brampton East Centre	Brampton, ON	100%	34,523	100.00%	Rona[2], Canadian Tire[2]
Brampton North Centre	Brampton, ON	100%	40,245	100.00%	Fortino's[2], Shoppers Drug Mart
Burlington/ QEW Centre	Burlington, ON	100%	103,902	100.00%	Home Depot[2], Future Shop, Staples
Scarborough/ 401 Centre	Scarborough, ON	100%	74,689	100.00%	Home Depot[2], Staples
Yonge Aurora Centre	Aurora, ON	100%	50,463	100.00%	Canadian Tire[2], Winners
Hanover Wal-Mart Centre	Hanover, ON	100%	10,122	100.00%	Wal-Mart[2], Loblaws[4]
Huntsville Wal-Mart Centre	Huntsville, ON	100%	111,008	100.00%	Wal Mart, Loblaws[2]
Kapuskasing Wal-Mart Centre	Kapuskasing, ON	100%	65,683	100.00%	Wal-Mart
Kenora Wal-Mart Centre	Kenora, ON	100%	80,881	100.00%	Wal-Mart, Canadian Tire[2]
London (N) Wal-Mart Centre	London, ON	50%	124,308	100.00%	Wal-Mart, Winners
London Argyle Wal-Mart Centre	London, ON	100%	366,149	100.00%	Wal-Mart, No Frills, Winners
Markham (Woodside Centre)	Markham, ON	50%	162,901	100.00%	Home Depot, Winners, Staples, Chapters, Longo's[2]
Markham (Woodside Centre II)	Markham, ON	50%	6,750	100.00%	LCBO
Midland Wal-Mart Centre	Midland, ON	100%	5,789	100.00%	Wal-Mart[2]
Mississauga (Erin Mills) Wal-Mart Centre	Mississauga, ON	60%	165,999	100.00%	Wal-Mart, Loblaws
Ottawa (South Keys) Wal-Mart Centre	Ottawa, ON	50%	233,691	100.00%	Wal-Mart, Loblaws, Cineplex Odeon, Future Shop
Owen Sound Wal-Mart Centre	Owen Sound, ON	100%	140,338	93.14%	Wal-Mart, Home Depot[2]
Pembroke Wal-Mart Centre	Pembroke, ON	100%	11,247	100.00%	Wal-Mart[2], Your Independent Grocer[4]
Pickering Wal-Mart Centre	Pickering, ON	60%	306,125	100.00%	Wal-Mart, Sam's Club, Sobeys, Canadian Tire[2]
Renfrew Wal-Mart Centre	Renfrew, ON	100%	9,471	100.00%	Wal-Mart[2], Canadian Tire[2]
Sarnia Price Chopper Centre	Sarnia, ON	100%	79,743	100.00%	Sobeys
Scarborough Wal-Mart Centre	Scarborough, ON	100%	220,839	100.00%	Wal-Mart, Cineplex Odeon
St. Catharines (W) Wal-Mart Centre	St. Catharines, ON	100%	358,202	93.19%	Wal-Mart, Canadian Tire[2], Zehrs[2], Home Outfitters
St. Thomas Wal-Mart Centre	St. Thomas, ON	100%	154,462	88.31%	Wal-Mart, Loblaws[2], Canadian Tire[2]
Vaughan Wal-Mart Centre	Vaughan, ON	100%	194,576	100.00%	Wal-Mart, Future Shop, Home Outfitters
Whitby (N) Wal-Mart Centre	Whitby , ON	100%	231,771	100.00%	Wal-Mart, Loblaws[2]
Windsor Wal-Mart Centre	Windsor, ON	100%	197,588	94.61%	Wal-Mart
Woodbridge Centre	Woodbridge, ON	50%	211,883	100.00%	Canadian Tire[2], Fortino's[2], Best Buy
Woodstock Wal-Mart Centre	Woodstock, ON	100%	216,281	100.00%	Wal-Mart, Canadian Tire[2], Staples

RETAIL PROPERTIES	LOCATION	OWNERSHIP	NRA (SQ. FT.)	OCCUPANCY	MAJOR TENANATS
Anjou Home Outfitters Centre	Anjou, QC	100%	42,431	100.00%	Home Outfitters
Drummondville Wal-Mart Centre	Drummondville, QC	100%	47,638	100.00%	Wal-Mart[2], Loblaws[2]
Hull Wal-Mart Centre	Hull, QC	50%	122,682	100.00%	Wal-Mart, Cineplex Odeon[2], Super C[2]
Laval Power Centre	Laval, QC	100%	550,776	100.00%	Wal-Mart, Reno, IGA[2], Canadian Tire[2]
Montreal (Decarie) Wal-Mart Centre	Montreal, QC	50%	112,383	100.00%	Wal-Mart
Mascouche Wal-Mart Centre	Mascouche, QC	100%	352,361	98.87%	Wal-Mart, Sobeys, Home Outfitters, Rona[2]
Saint-Jean sur Richelieu Wal-Mart Centre	Saint Jean, QC	100%	157,643	100.00%	Wal-Mart, Maxi (Loblaws)[2]
Valleyfield Wal-Mart Centre	Valleyfield, QC	100%	161,236	100.00%	Wal-Mart
Montreal Nord Wal-Mart Centre	Montreal, QC	100%	241,262	100.00%	Wal-Mart, Sobeys, Winners
Beauport Wal-Mart Centre	Beauport, QC	100%	174,271	100.00%	Wal-Mart, Canadian Tire[2], Tanguay[2]
Rimouski Wal-Mart Centre	Rimouski, QC	100%	162,620	100.00%	Wal-Mart, Tanguay[2], Super C[2]
Saint-Jerome Wal-Mart Centre	Saint-Jerome, QC	50%	51,093	100.00%	Sobeys, Wal-Mart[2], Home Depot[2]
St. Constant Wal-Mart Centre	St. Constant, QC	100%	296,420	100.00%	Wal-Mart, Metro Richelieu, Home Depot[2]
Saint John Wal-Mart Centre	Saint John, NB	100%	266476	100.00%	Wal-Mart, Winners, Kent[2], Future Shop
Bridgewater Centre	Bridgewater, NS	100%	18,581	100.00%	Wal-Mart[2], Canadian Tire[2]
Halifax Bayers Lake Centre	Halifax, NS	100%	155,377	100.00%	Wal-Mart[2], Loblaws[2], Zellers[2], Future Shop
New Minas Wal-Mart Centre	New Minas, NS	100%	45,487	100.00%	Wal-Mart[2], Canadian Tire[2]
Truro Wal-Mart Centre	Truro, NS	100%	118,458	94.84%	Wal-Mart, Kent[2]
Charlottetown Wal-Mart Centre	Charlottetown, PEI	100%	188,955	100.00%	Wal-Mart, Home Depot[2], Canadian Tire[2], Sobeys[2]
Corner Brook Wal-Mart Centre	Corner Brook, NFLD	100%	173,945	100.00%	Wal-Mart, Canadian Tire[2], Loblaws[2] Staples
St. John's (Kenmount) Wal-Mart Centre	St. John's, NFLD	50%	36,419	100.00%	Sobeys, Wal-Mart[2], Home Depot[2], Canadian Tire[2]
St. John's (Stavanger) Wal-Mart Centre	St. John's, NFLD	100%	272,752	100.00%	Wal-Mart, Winners
St. John's Wal-Mart Centre	St. John's, NFLD	100%	243,031	100.00%	Wal-Mart, Canadian Tire[2], Loblaws[2], Staples
TOTAL			14,318,451	99.22%	

INDUSTRIAL PROPERTIES	LOCATION	OWNERSHIP	NRA (SQ. FT.)	OCCUPANCY	MAJOR TENANATS
Airtech Centre	Vancouver, BC	100%	112,744	100.00%	MTU Maintenance
Canadian Commercial Centre	Calgary, AB	100%	124,678	100.00%	The Winroc Corp
TOTAL			237,422	100.00%	
TOTAL PORTFOLIO			14, 555,873	99.23%	

1. Net Rentable Area is Calloway's ownership. 2. Non owned anchors

PROPERTY PROFILES



St. Catharines Wal-Mart Centre, Ontario

The St. Catherines Wal-Mart Centre is located on 44.24 acres on the southeast corner of Fourth Avenue and Vansickle Road in St. Catharines, Ontario. The centre is anchored by a 127,791 square foot Wal-Mart, shadow anchored by a 75,240 square foot Canadian Tire and a 50,000 square foot Zehr's (Loblaws) . Many national tenants are located in the centre including Home Outfitters, Best Buy, Swiss Chalet, Reitmans, and Payless Shoes. Approximately 3,543 square feet of future development potential remains on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.



Barrie North Wal-Mart Centre, Ontario

The Barrie North Wal-Mart Centre is located on 19.86 acres at the northwest corner of Livingstone Street West and Bayfield Street North in Barrie, Ontario. The centre is anchored by a 128,548 square foot Wal-Mart store, 22,030 square foot Old Navy, and shadow anchored by a 84,373 square foot Zehrs. The balance of the completed centre, of 51,054 square feet, is leased to many national tenants including Reitmans, Payless Shoes, Kelseys, First Choice Haircutters, Bonnie Togs and McDonalds. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

... we have every confidence in our ability to deliver on our stated objective of providing reliable and growing distributions for our unitholders.



Mascouche (Greater Montreal) Wal-Mart Centre, Quebec

Situated on approximately 38.10 acres on the northwest interchange corner of Autoroute 640 and Autoroute 25 in the Montreal suburb of Mascouche, Quebec, the centre is anchored by a 106,141 square foot Wal-Mart, a 100,000 sq ft Rona and shadow anchored by a 44,937 square foot Sobeys/IGA. Other tenants include Home Outfitters, Winners, Staples/Business Depot, Future Shop and Mark's Work Wearhouse. The centre has 15,500 square feet of future development potential remaining on undeveloped lands. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.



Edmonton Northeast Wal-Mart Centre, Alberta

Edmonton Northeast Wal-Mart Centre is currently a 214,599 square foot development that is situated on approximately 23.35 acres at 137th Avenue and 40th Street Northwest in Edmonton, Alberta. A 130,718 square foot Wal-Mart store and a 23,927 square foot Michaels anchor the site. National tenants include Reitmans, Penningtons and Blockbuster. Approximately 40,000 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

As at December 31, 2005

Management's Discussion and Analysis (the "MD&A") of the results of operations and financial condition for the years ended December 31, 2005 and 2004 describes the business strategies for Calloway Real Estate Investment Trust ("Calloway or the "Trust") and provides an analysis of the performance for 2005, significant risks facing the business and management's outlook for 2006.

The MD&A should be read in conjunction with the Trust's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2005 and 2004. The MD&A is based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The MD&A is dated March 10, 2006, which is the date of the press release announcing Calloway's results for the year ended December 31, 2005. Disclosure contained in this document is current to that date, unless otherwise noted.

Readers are cautioned that certain terms used such as; "Funds from Operations (FFO)", "Adjusted Funds from Operations (AFFO)", "Distributable Income (DI)", "Net Operating Income (NOI)", "Book Value" and any related per unit amounts used to measure, compare and explain the operating results and financial performance of Canadian real estate entities are not recognized terms under Canadian GAAP. These terms are defined in this report and reconciled to the accompanying financial statements. Such terms do not necessarily have a standardized meaning and may not be comparable to similarly titled measures presented by the other publicly traded entities.

Certain statements in this MD&A are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this MD&A are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that

actual results will be consistent with these forward looking statements. The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These forward looking statements are made as at the date of this MD&A and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

Prior years results have been reclassified to conform to the presentation adopted in the current year. Generally, these reclassifications were made to realign revenues and expenses associated with discontinued operations, as defined by Canadian GAAP.

All amounts in the MD&A are in thousands of Canadian dollars, except where otherwise stated. Per unit amounts are on a diluted basis, except where otherwise stated.

Additional information relating to Calloway, including the Trust Annual Information Form for the year ended December 31, 2005, can be found at www.sedar.com

Business Overview and Strategic Direction

Calloway is an unincorporated "open-ended" mutual fund trust governed by the laws of the Province of Alberta. The Trust units and the convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbol "CWT.UN" and "CWT.DB", respectively. During 2005, unit holders approved a resolution to amend its Declaration of Trust, which converted Calloway from a "closed-ended" to an "open-ended" mutual fund trust.

The objectives of Calloway are to provide unit holders with stable and growing tax deferred cash distributions, through the acquisition, development and operation of a portfolio of well-located, primarily large format unenclosed retail centres in Canada and to enhance the value of Calloway's assets and unit value through effective management and long-term leasing and re-development.

Calloway became a public entity in 2001 with a mandate to invest in a diversified portfolio of income producing rental properties located across Canada. In 2003, the Trust acquired from the FirstPro Shopping Centres Group of Companies ("FirstPro") a portfolio of high quality, large format unenclosed shopping centres. As a result of that acquisition, the Trust's strategic direction changed to being an owner and manager of value-oriented shopping centres located in major urban centres or in other communities where its properties are dominant in their trade area. As at December 31, 2005, Calloway owned 94 shopping centres and 2 industrial buildings with a gross leaseable area of 14.6 million square feet, located across Canada. These centres are focused on the every day needs of the customers in those communities. The largest tenant in the Trust's portfolio is Wal-Mart. Wal-Mart anchors 79 of Calloway's shopping centres as either a tenant under long-term lease or as an owner, operating a store as an integrated part of the centre. Calloway's centres are typically conveniently located close to major highways which, along with the Wal-Mart stores, provide significant draws to the Calloway portfolio, attracting both value-oriented consumers

and retailers.

The Trust's growth strategy is through the acquisition of new properties, expansion of existing locations, development, and professional management of the portfolio.

The ability of management to succeed in the execution of its business plan is conditional upon internal factors such as effectively managing the portfolio, optimizing the capital structure, hiring and training competent employees and upon external factors such as a strong business and political environment, and the availability of reasonably priced debt and equity capital.

Acquisition

Calloway intends to grow distributions, in part, through the accretive acquisition of properties. While the current environment for acquisitions is competitive, the Trust will continue to explore selective opportunities. In particular the Trust will continue to work with FirstPro to identify opportunities to acquire, or finance as means to acquiring, new shopping centres being developed by FirstPro, as well as to establish relationships with other private owners.

Development

Development is a key component of Calloway's strategic plan. The Trust has approximately 3.8 million square feet of potential gross leaseable area that, when developed, should provide a return to unit holders that management expects will be superior to that available from acquiring completed centres. The Trust has internal development capabilities and plans to develop approximately 1.6 million square feet internally with the balance of the space to be developed by FirstPro. Pursuant to existing agreements, FirstPro will lease the space on Calloway's behalf.

Professional Management

Through professional management of the portfolio, Calloway intends to ensure its properties portray an image that will continue to attract consumers as well as providing preferred locations for our tenants. Well-managed properties enhance the shopping experience and ensure customers continue to visit the centres.

Financial and Operational Highlights in 2005

In 2005, the Trust set new records for growth. The real estate portfolio increased 164% to **$2,424.9** million through acquisitions and developments, and unit holder's equity increased 170% to **$1,058.0** million.

Other highlights include:

- Acquired 100% freehold and leasehold interests in 48 retail properties, partial interests in five retail properties and interests in lands with the potential for future development of 2.7 million square feet for **$1,538.6** million.
- Issued 36.2 million Trust and Class "B" units for net proceeds of **$710.5** million.
- Issued **$200.0** million of unsecured notes at 4.51% due September 22, 2010.
- Increased AFFO per unit by 11.9% to **$1.44** per unit from the prior year.

- Increased Distributable Income per unit by 9.2% to $1.45 per unit from the prior year.
- Increased distributions per unit of 12.6% to $1.37 per unit from the prior year ($1.45 on an annualized basis).
- Sold 8 non-core properties for $85.3 million, realizing a gain of approximately $14.3 million.

Finally, the Trust successfully relocated its head office from Calgary to Toronto, hired a new Toronto management team and internalized certain development and leasing functions.
(See Table - Summary of Financial Information, pg 17)

Real Estate Assets

As at December 31, 2005, real estate assets totaled $2,424.9 million, an increase of $1,506.3 million over 2004. Real estate assets include income properties, properties under development, mortgages and loan receivables and deferred leasing costs. (See Table - Income Properties, below)

Total Assets



2002
2003
2004
2005
$0
$500
$1000
$1500
$2000
$2500
$3000
Millions

Income Properties

(000's)	2005 $	2004 $
Income properties – beginning of year (1)	846,360	149,897
Acquisition of income properties	1,336,889	693,762
Development of existing portfolio	101,322	24,369
Building and tenant improvement additions (net of write-offs of tenant improvements and intangible assets) on existing properties	1,954	(2,296)
Increase in accumulated amortization	(61,814)	(19,372)
Net additions to income properties	1,378,351	696,463
Income properties – end of year	2,224,711	846,360

(1) 2004 figures reclassified for 2005 discontinued operations.

Summary of Financial Information

($000's except per unit and other data) December 31	2005 $	2004 $	2003[5] $
Total assets	2,564,088	1,014,618	228,915
Real estate assets	2,424,928	918,609	226,788
Debt	1,447,379	560,695	117,137
Equity	1,058,027	391,506	106,045
Revenue	201,145	85,158	12,838
Net operating income[4]	135,275	56,507	8,320
Net income from continuing operations	12,130	10,542	5,971
Net income	26,752	13,415	8,961
Funds from operations[1]	79,035	37,551	8,667
Distributable income[2]	72,895	35,762	8,569
Adjusted funds from operations[3]	72,427	34,633	6,741
Distributions Paid	61,289	29,231	8,156
Per Unit Data			
Net income from continuing operations Basic/Diluted	$0.246/$0.245	$0.402/$0.398	$0.861/$0.860
Net income Basic/Diluted	$0.542/$0.541	$0.512/$0.506	$1.292/$1.290
Funds from operations [1] Basic/Diluted	$1.600/$1.571	$1.434/$1.392	$1.250/$1.248
Distributable income Basic/Diluted [2]	$1.476/$1.453	$1.365/$1.330	$1.236/$1.234
Adjusted funds from operations [3] Basic/Diluted	$1.466/$1.444	$1.322/$1.290	$0.972/$0.971
Units outstanding – end of year	69,475,220	33,263,171	11,297,692
Weighted average			
Basic	49,402,229	26,190,956	6,933,599
Diluted for net income	49,490,315	26,487,193	6,944,185
Diluted including convertible debentures	51,827,120	28,535,233	6,944,185
Number of properties	96	55	23
Total built leaseable area (square feet)	14,555,873	7,532,454	1,850,078
Occupancy	99.2%	97.8%	97.9%
Average net rent in place (per square foot)	$12.75	$11.32	$11.46

(1) See calculations of FFO on page 29 (2) See calculations of DI on page 29 (3) See calculations of AFFO on page 29 (4) See calculation of net operating income on page 27 (5) 2003 has not been reclassified for 2005 discontinued operations

Acquisition of Income Properties

Acquisitions - 2005

During 2005, the Trust completed the acquisition from First Pro or FirstPro in partnership with various other vendors, of 100% freehold and leasehold interests in 48 retail properties, partial interests in five retail properties and interest(s) in land(s) with future development potential of 2.7 million square feet. Wal-Mart is one of the anchor tenants in 26 of the locations. The purchase price of the properties, including acquisition costs, totaled $1,336.9 million, satisfied by the assumption of existing mortgages or vendor take back mortgages, the issuance of development and exchange agreement options, the issuance of class "B" units and cash. The cash portion was financed by new term debt facilities, an unsecured bridge loan and the issue of units. The unsecured bridge loan was repaid from a $200.0 million unsecured debenture financing completed in September 2005. Approximately $190.0 million of the purchase price relates to three properties in which the Trust acquired a leasehold interest.

Cash of $0.25 million and 184,524 Class "B" units are held in escrow pending the closing of two of the above properties. Once the acquisition is completed the cash and Class "B" units will be released.

The Trust also acquired from third parties 100% freehold interests in three retail properties. The purchase price totaled $39.3 million and was satisfied by the assumption of existing mortgages totaling $20.0 million and the balance in cash.

Acquisitions - 2004

Calloway's acquisition program was also active in 2004. During the year the Trust acquired 100% freehold interests in 30 retail properties and partial interests in two retail properties at a cost of $693.8 million. As in 2005, the assets were acquired from a FirstPro/Wal-Mart partnership or FirstPro in partnership with other vendors. The purchase price was satisfied by the assumption of existing mortgages or vendor-take-back mortgages, the issuance of development agreement options, the assumption of accounts payable and accrued liabilities, and cash. The cash was financed by new term debt facilities and the issue of units.

Portfolio Diversification

Calloway's portfolio consists of 14.6 million square feet of built gross leaseable area and 3.8 million square feet of future potential gross leaseable area in 96 properties. The portfolio is located across Canada with assets in each of the ten provinces. Management does not segment its portfolio into reportable segments.

Gross Revenue by Province


Saskatchewan - 3.79%
Quebec - 15.85%
Alberta - 7.49%
P.E.I. - 1.04%
British Columbia - 12.02%
Manitoba - 5.68%
NewBrunswick - 1.64%
Newfoundland - 3.80%
Nova Scotia - 2.13%
Ontario - 46.57%

The Trust targets major urban centres or other shopping centres that are dominant in their trade area. By selecting well-located centres, Calloway attracts quality tenants at economic rental rates. Wal-Mart is the Trust's largest tenant, representing 30.4% of total revenues, followed by the Reitmans Group at 3.8%. The five largest tenants account for 44.8% of portfolio revenue as follows:

Tenant	% of Revenues
Wal-Mart	30.5%
Reitmans Group	3.8%
Best Buy/Future Shop	3.6%
Mark's Work Warehouse	3.5%
Winners	3.4%

Development of Existing Properties

Certain acquisitions included lands for future developments. Pursuant to exchange agreements and development agreements, the vendors assume responsibility for managing the developments on behalf of the Trust for additional proceeds ("Earn-outs") calculated based on a pre-determined rate of return, net of land and development costs incurred by the Trust.

During 2005, the Trust acquired 567,361 (2004 -147,381) square feet of retail space for $101.3 million (2004-$24.4 million) pursuant to these agreements. Consideration included $38.7 million (2004 – $9.8 million) in Trust units and Class "B" units, and the balance in cash.

Income Properties

Income Properties include approximately $31.2 million related to certain properties, which are subject to development acquisition agreements with FirstPro. These agreements provide that FirstPro assumes responsibility for managing the development of these properties, including the cost of developing the land. The additional proceeds are calculated based on pre-determined capitalization rates ranging from 7.155% to 10%. FirstPro also has the right, at its option, to subscribe up to 40% of the proceeds for any new developments in Trust units at purchase prices of $10.00, $10.50 and $20.10 per unit up to 199,475 Trust units, 1,800,000 Trust units and 1,500,000 Class "B" partnership units, respectively. The Class "B" partnership units are exchangeable into Trust units on a one for one basis. The Trust provides financing to FirstPro for the development costs of the additional developments. FirstPro pays the Trust a fee equal to 9% per annum, on the value of lands purchased in October 2003, and 8% per annum, on the value of certain lands purchased in July 2005. The value is reduced from time to time upon the completion and rental of additional space. As the negotiated fee earned by the Trust reflects management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. At December 31, 2005, there was an estimated 598,034 square feet of developable land that management anticipates will be completed over the next five years at a cost of $68,605.

Properties Under Development

As at December 31, 2005, properties under development totaled $155.8 million compared to $32.0 million in the prior year.

Properties under development totaling approximately $56.0 million are subject to development management agreements with FirstPro

and Wal-Mart Canada Realty Inc., and to an exchange option and support agreement with FirstPro and other vendors. The vendors assume responsibility for managing the development on behalf of the Trust for additional proceeds calculated based on pre-determined capitalization rates ranging from 7.25% to 9.125%. Costs during the development period are paid for by the Trust and are funded through interest bearing development loans provided by the vendors. Upon the completion of the development and the commencement of lease payments by a tenant, the additional proceeds are paid by the Trust, net of land and development costs incurred. FirstPro also has the right, at its option, to subscribe for up to 40% of the proceeds in Trust units based on prices ranging from $14.00 per unit to $20.10 per unit, as well as the right to subscribe for up to 1,750,000 Class "B" partnership units, (which are exchangeable into Trust units on a one for one basis) at a price of $20.10 per unit. At December 31, 2005, there was an estimated 1.5 million square feet of developable land related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $221,810.

Properties under development totaling approximately $99.8 million are subject to an exchange, option and support agreement with FirstPro and other vendors of the properties. Pursuant to the agreement, the Trust is responsible for managing the development of the properties under development and the vendors are granted the right for a period of five years to subscribe for up to 5,250,000 Class "B" units at a price of $20.10, upon the completion and rental of additional space. At December 31, 2005, there is an estimated 1.6 million square feet of developable square feet related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $160,125. (See Table - Summary of Development Options granted at the Date of Acquisition & Table - Development Options at December 31, 2005, pg 21)

Management

During 2005, Calloway moved its head office from Calgary, Alberta to Toronto, Ontario. Existing management elected not to transfer and the Trust completed the recruitment of an experienced Toronto based management team. The Trust also internalized certain leasing and development functions. The portfolio continues to be property managed externally. This will continue until such time as it is determined that the benefit of internalization would result in an increased return to unit holders. FirstPro manages 72 properties, and four other companies manage the remaining 14 properties.

Mortgages and Loans Receivable

(000's)	2005	2004
	$	$
Mortgage Receivables	38,092	32,661
Loan Receivables	5,061	7,281
	43,153	39,942

Summary of Development Options Granted at the Date of Acquisition

	Future Development		Option Units		
Transaction Date	$	Square Feet	$/Unit	# of REIT Units	# of Options to Acquire Class "B" Units
October 2003	5,620	45,777	$10.00	199,475	-
	45,980	374,561	$10.50	1,800,000	-
July 2005	41,135	393,441	$20.10	-	1,500,000
Subtotal – Income Properties	92,735	813,779		1,999,475	1,500,000
February 2004	61,900	479,377	$14.00	1,860,000	-
May 2004	49,370	374,938	$15.25	1,150,000	-
November 2004	18,200	206,088	$17.80	345,000	-
March 2005	16,000	177,682	$19.60	225,000	-
July 2005	156,208	704,753	$20.10	2,452,762	1,750,000
Subtotal – Properties under development subject to Development Management Agreements	301,678	1,942,838		6,032,762	1,750,000
Calloway Developed Properties	159,100	1,623,200	$20.10	47,238	5,250,000
Total	553,513	4,379,817		8,079,475	8,500,000

Development Options at December 31, 2005

	Future Development		Option Units		
Transaction Date	$	Square Feet	$/Unit	# of REIT Units	# of Options to Acquire Class "B" Units
October 2003	1,759	12,000	$10.00	12,688	-
	29,925	248,276	$10.50	1,108,021	-
July 2005	36,921	337,758	$20.10	-	1,344,451
Subtotal – Income Properties	68,605	598,034		1,120,709	1,344,451
February 2004	36,545	360,965	$14.00	1,219,912	-
May 2004	22,883	163,358	$15.25	130,514	-
November 2004	12,964	170,651	$17.80	179,641	-
March 2005	13,476	159,530	$19.60	225,000	-
July 2005	135,942	674,223	$20.10	2,190,089	1,574,882
Subtotal – Properties under development subject to Development Management Agreements	221,810	1,528,727		3,945,156	1,574,882
Calloway Developed Properties	160,125	1,630,845	$20.10	47,238	5,250,000
Total	450,540	3,757,606		5,113,103	8,169,333

Mortgages Receivable

In addition to direct property acquisitions, Calloway provides mezzanine financing to developers, which includes options to acquire an interest in the related property upon substantial completion. This program provides a significant and committed pipeline of future property acquisitions, which is particularly important in the current competitive acquisition market.

As at December 31, 2005, mortgages totaling **$36.5** million, secured by first or second charges on the properties, have been advanced to FirstPro. During the year, funds totaling **$22.5** million were advanced against six mortgages and three mortgages totaling **$7.5** million were repaid. The mortgages are interest only with rates that range from 7.5% to 9.25%. The mortgages are due at maturity on various dates in 2009 and 2010. The mortgages include an option entitling the Trust to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. The Trust exercised its option to purchase one of the properties during 2005.

Two mortgages to other borrowers, totaling **$1.6** million, are outstanding at year-end. These loans are secured by second charges on two properties under development, bear interest at 12% per annum, and are due the earlier of two years after substantial completion, upon the sale of the property or when the Trust exercises its option to acquire. The mortgage includes an option to purchase the properties, however, the Trust elected not to exercise its option on one of the properties during 2005. A trustee of Calloway is an officer and director of the borrower.

Loans Receivable

Pursuant to development agreements with FirstPro, the Trust has advanced loans to fund the cost of improvements on six of Calloway's properties.

As at December 31, 2005, loans receivable totaling **$5.1** million have been advanced. The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% and are repayable upon completion and the commencement of rental payments. During the year, the Trust advanced **$1.0** million against one property and received principal repayment of **$3.2** million on seven properties, including two properties that were repaid in full.

Debt

(000's)	2005 $	2004 $
Term mortgages	1,139,458	485,190
Unsecured debentures	200,000	-
Development loans	84,948	45,399
Convertible debentures	22,029	52,483
Operating facilities	5,000	17,000
Total	1,451,435	600,072
Less: debt related to assets held for sale	(4,056)	(39,377)
	1,447,379	560,695

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value (excluding convertible deben-

tures) and 65% including convertible debentures. Gross book value is defined as total assets plus accumulated amortization of income properties. Total indebtedness (excluding convertible debentures) as a percentage of gross book value was 54.0% as at December 31, 2005 (2004 - 52.9%). Total debt (including convertible debentures) as a percentage of gross book value was 54.9 % as at December 31, 2005 (2004 - 58.0%). Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Term Mortgages

As at December 31, 2005 term mortgages increased to $1,139.5 million from $485.2 million in 2004, an increase of $654.3 million. This increase is primarily the result of new term mortgages ($407.9 million), and the assumption of mortgages on acquisitions ($385.2 million) offset by principal repayments. The term mortgages payable bear interest at a weighted average contractual interest rate of 6.06% (2004 – 6.17%) and mature between 2006 and 2025. Pursuant to acquisitions completed in 2005, the Trust received adjustments to purchase prices amounting to $22.4 million to reduce the effective rate on mortgages assumed to current market levels (a "Mark-to-Market" adjustment). Including Mark-to-Market adjustments, the effective weighted average interest rate on term mortgages is 5.95%. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.5 years. Future principal payments as a percentage of term mortgages are as follows:

Term Facilities	Payments of Principal	Debt Maturing During Year	Total	% of Total
	$	$	$	
2006	23,071	11,643	34,714	3.10%
2007	24,034	1,337	25,371	2.27%
2008	25,395	3,832	29,227	2.61%
2009	26,280	34,682	60,962	5.45%
2010	27,162	24,070	51,232	4.58%
2011	27,727	60,055	87,782	7.84%
2012	26,620	13,873	40,493	3.62%
2013	25,245	93,362	118,608	10.60%
2014	24,379	80,522	104,901	9.37%
2015	23,267	82,324	105,591	9.43%
Thereafter	102,219	358,140	460,358	41.13%
TOTAL	355,399	763,840	1,119,239	100.00%
Mark-to-market adjustment			20,219	
			1,139,458	

Unsecured Debentures

During 2005, Calloway filed a "shelf" prospectus permitting the public offering of up to $2 billion in debt or equity securities. In September 2005, the Trust completed the issuance of $200.0 million in unsecured debentures under this prospectus. These funds were used to repay the bridge financing on the July 8, 2005 acquisition. The $200 million of 4.51% Series "A" unsecured debentures, with interest payable semi annually on September 22 and March 22, are due September 22, 2010. The debentures are currently rated "BBB" by Dominion Bond Rating Services.

The unsecured financing has permitted 23 properties, with a book value of $267.4 million, to have clear title, which provides financing flexibility in the future.

Development Loans

Development loans totalling $84.9 million (2004 - $45.4 million) are outstanding as at December 31, 2005 of which $34.4 million (2004 - $20.8 million) are interest bearing and $50.5 million (2004 - $24.6 million) are non-interest bearing.

Interest bearing loans

Pursuant to purchase and sale agreements, the vendor, FirstPro/WM Partnership, agreed to finance the costs associated with the construction and lease up of undeveloped lands for certain assets. Development loans totalling $13.4 million have been advanced from FirstPro/WM Partnership under the agreements. These loans bear variable interest rates at bankers' acceptance rate ("B/A") plus 2% and are secured by first mortgages over specific income properties and properties under development, general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Calloway has also borrowed from third party lenders to finance construction and leasing costs of various other properties. Development loans totalling $21.0 million bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to 2.00% on $12.6 million in loans and a fixed rate of 10% on the remaining $8.4 million. These loans are secured by first and second mortgages registered on income properties and a general assignment of leases.

Non-Interest Bearing Loans

FirstPro/WM Partnership has provided non-interest bearing loans to finance certain land acquisitions costs. An imputed annual cost has been calculated at rates ranging from 4.03% to 4.63% and the loans are secured by first mortgages over specific income properties and development properties and a general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Convertible Debentures

On May 14, 2004, Calloway issued $55 million of 6.0% convertible unsecured subordinated debentures due June 30, 2014. The deben-

tures are convertible at the holder's option into trust units at $17.00 per unit. The units are redeemable at the option of Calloway in cash or units on or after June 28, 2010. In 2005, debenture holders have elected to convert $31.9 million (2004 - $0.5 million) into trust units. As December 31, 2005, convertible debentures outstanding totaled $22.7 million.

Unitholder's Equity

As at December 31, 2005, unitholder's equity totaled $1,058.0 million (2004 - $391.5 million), including $0.9 million pertaining to the allocation of the equity component of convertible debentures. As at December 31, 2005, paid in capital totaled $1,117.8 million and units outstanding, including Class "B" units of a subsidiary partnership totaled 69,475,220. During the year, the Trust issued 23,286,924 trust units and 12,925,125 Class "B" units.

Approximately 18.7 million units were issued for cash through three separate transactions and provided net proceeds of $372.4 million, net of $12.7 million in transactions costs. Proceeds were used to acquire real estate, repay outstanding operating lines and bridge facilities and to fund operating expenses.

Approximately 12.6 million Class "B" units and 12.6 million "special voting units" were issued as consideration to FirstPro to acquire real estate on July 8, 2005. The paid in capital of the Class "B" units totaled $250.0 million. Each Class "B" unit is non transferable, but is exchangeable into one trust unit. The Class "B" units receive distributions equivalent to the distributions on the trust units. The special voting units are each entitled to one vote at meetings of the unitholders of the Trust. The Class "B" units are classified as equity of the Trust.

Holders of $31.9 million of face value of the Convertible Debentures elected to convert and received 1.9 million trust units. The Trust's unit capital was increased $30.7 million as a result of these conversions.

Development options that enable FirstPro to acquire units at a pre-

(000's)	2005 $	2004 $
Unitholder's equity – opening balance	391,506	106,045
Issuance of units	669,182	302,658
Conversion of debentures, net of financing cost	29,396	450
Fair value of options issued	10,675	4
Equity component of debentures	-	2,175
Net income for the year	26,752	13,415
Distributions for the year	(69,484)	(33,241)
Unitholder's equity – closing balance	1,058,027	391,506

determined price were exercised resulting in 2.2 million Trust units and 330,667 Class "B" units being issued. The proceeds from units totaled $32.1 million and $6.6 million, respectively.

Distributions by the Trust totaled $69.5 million during 2005 (2004 - $33.2 million) or $1.37 per unit (2004 - $1.22 per unit). The Trust paid $61.3 million in cash and the balance by issuing 150,734 units under the distribution re-investment plan. For tax purposes, the distribution has been allocated as follows: return of capital (40.1%) capital gain (24.1%) and the balance as income (35.8%).

The remaining 318,400 units were issued when management exercised unit options for $3.2 million in proceeds.

Liquidity and Capital Resources

Future obligations total $1,509.9 million as identified in the following schedule. It is management's intention to renew both the mortgage financing and unsecured debentures at maturity. Management anticipates that the convertible debentures will convert to equity prior to their maturity. Development loan repayments will be funded with the issuance of equity units and out of existing cash or operating lines. Mortgage receivable and development obligations will be funded out of existing cash or operating lines.

As at December 31, 2005, the Trust believes it has sufficient capital resources to meet all on-going commitments. The details of its capital resources are as follows:

Cash and cash equivalents	$89,670
Unused operating facilities	59,614
Additional financing commitments	23,950
Total capital resources	$173,234

The debt to gross book value as defined in the Trust deed is 54.0%. If the Trust increased its debt to gross book value to 57.5% (the mid-point of the target range of 55% to 60%) it could raise an additional $217.0 million in debt capital. Short-term fluctuations in working capital are funded through pre-established operating lines. The Trust currently anticipates meeting all future obligations.

(000's)	Total $	Within 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Mortgages payable	1,139,458	38,447	124,307	53,570	923,134
Unsecured debentures	200,000	-	-	200,000	-
Development Loans	84,948	50,970	33,978		
Convertible debentures	22,674	-	-	-	22,674
Mortgages receivable	51,358	18,487	13,494	19,377	-
Development obligations	11,484	11,484	-	-	-
Total contractual obligations	1,509,922	119,388	171,779	272,947	945,808

Results of Operations

Net income from continuing operations totaled $12.1 million ($0.25 per unit) in 2005 compared to $10.5 million ($0.40 per unit) in 2004. Revenues in 2005 totaled $201.1 million with rentals from income properties totaling $196.7 million and the balance from interest.

Net Operating Income

Net operating income, defined as income from rental properties less operating expenses, increased 139.4% to $135.3 million.

The $78.8 million increase in NOI is primarily due to acquisitions made in 2005 and 2004, which contributed $73.6 million and earn-outs from FirstPro, which contributed $4.2 million. The balance relates to increases in same property income.

(000's)	2005 $	2004 $
Same property	15,072	14,724
2005 acquisitions	58,835	-
2004 acquisitions	56,794	41,384
Earnouts	4,574	399
Net operating income	135,275	56,507

Lease Expiries

As at December 31, 2005, the portfolio has a vacancy rate of 0.77% or 111,585 square feet. Only 13.27% of leases are expiring over the next five years with 230,508 square feet, or 1.58% of space, expiring in 2006.

Year of Expiry Date	Area	% of Total Area
2006	230,508	1.58%
2007	285,002	1.96%
2008	396,721	2.73%
2009	335,585	2.31%
2010	684,205	4.70%
Beyond	12,512,267	85.95%
Vacant	111,585	0.77%
TOTAL	14,555,873	100.00%

Interest

(000's)	2005 $	2004 $
Interest at contract rate	60,189	23,472
Mark to market adjustment	(2,167)	-
Amortization of deferred financing costs	918	486
	58,940	23,958
Less: capitalized interest	(2,954)	(190)
Interest expense	55,986	23,768

In 2005, interest cost incurred totalled $58.9 million, net of the $2.2 million mark to market adjustment. Interest capitalized to properties under development totalled $3.0 million and the balance of $56.0 million was expensed. In 2004, interest costs totalled $24.0 million and only $0.2 million was capitalized to properties under development. The increase in debt was a result of acquisitions made during the year and funds borrowed to complete the development of certain properties. The weighted average interest rate, including the adjustment for mark to market amortization, is 5.95% (2004 - 5.8%).

General and Administrative

(000's)	2005	2004
	$	$
Salaries and benefits	3,465	858
Public company costs	1,307	538
Professional fees	490	248
Rent and occupancy	342	172
Other	340	103
	5,944	1,919

General and administrative expenses increased $4.0 million over the prior year. During the year, the Trust incurred $2.9 million in transitional costs that included bonuses, severances, vesting of deferred units as well as moving and recruiting costs.

Amortization

(000's)	2005	2004
	$	$
Income properties		
-tangible assets	35,512	13,242
-intangible assets	30,042	9,346
Deferred leasing costs	123	45
	65,677	22,633

Amortization of $65.7 million has increased $43.0 million over 2004. This increase is due to a full year amortization on 2004 acquisitions and amortization on acquisitions made in 2005.

Income from Discontinued Operations

Income from discontinued operations totaled $14.6 million in 2005 compared to $2.9 million in the prior year. In 2005 the Trust sold eight properties for proceeds of $85.3 million and recorded a gain on sale of $14.3 million. In 2004 there were no property sales.

Other Measures of Performance

(See Table - Other Measures of Performance, pg 29)

Distributable Income

Distributable income has historically been used by Calloway as an indicator of financial performance in the REIT industry. Since distributable income is not a measure defined under GAAP, Calloway, in common with other REIT's, has included a definition in its Declaration of Trust. As a result of accounting and other changes however, the method of calculation of DI is not comparable from REIT to REIT and the differences in methodology can be significant. Accordingly, the Trust intends to recommend to its unitholders that the definition of DI be deleted from its Declaration of Trust. If such recommendation is approved, Calloway will no longer report DI. DI for the year ended December 31, 2005 totaled $72.9 million (2004 - $35.8 million) and the payout ratio totaled 94.4% (2004 -91.6%).

Funds From Operations

While FFO is also not defined by GAAP, it is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of RealPac, the industry association to which most public REIT's and real estate operating companies belong.

Other Measures of Performance

(000's)	2005 $	2004 $
Net income	26,752	13,415
Add (deduct):		
Amortization of income properties		
Tangible components	35,512	13,242
Intangible components	30,042	9,346
Leasing fees	123	45
From discontinued operations	149	1,342
Leasing fees from discontinued operations	42	161
Prepaid land rents	674	-
Gain on sale of real estate	(14,259)	-
Funds from operations ("FFO")	79,035	37,551
Funds from operations per unit		
Basic/Diluted [1]	$1.600/$1.571	$1.434/$1.392
Payout ratio	87.3%	91.7%
Funds from operations ("FFO")	79,035	37,551
Debenture liability accretion	143	109
Less: Amortization of deferred leasing costs	(165)	(206)
Less: Mark-to-market mortgage interest	(2,167)	-
Straight lining of rents	(3,951)	(1,692)
Distributable income ("DI")	72,895	35,762
Distributable income per unit		
Basic/Diluted [1]	$1.476/$1.453	$1.365/$1.330
Payout ratio	94.4%	91.6%
Distributable income ("DI")	72,895	35,762
Add back: Mark-to-market mortgage interest	2,167	-
Less: Capital expenditures [2]	(534)	(429)
Less: Tenant inducements and leasing costs [3]	(2,101)	(700)
Adjusted funds from operations ("AFFO")	72,427	34,633
AFFO per unit		
Basic/Diluted [1]	$1.466/$1.444	$1.322/$1.290
Payout ratio	95.0%	94.4%
Distributions declared per unit	$1.372	$1.218

(1) FFO, DI and AFFO per unit is adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes. To calculate diluted FFO, DI and AFFO per unit for the twelve months ended December 31, 2005 and 2004, convertible debenture interest of $2,403 and $2,180 are added back to net income, and 2,330,805 and 2,048,040 units are added back to the weighted average units outstanding, respectively.
(2) Approximately $340 of the $534 in capital expenditures relate to properties held for sale. (3) Approximately $1.5 million of the $2.1 million in tenant inducement and leasing costs relate to properties held for sale.

Adjusted Funds From Operations

Since FFO does not consider capital transactions, adjusted funds from operations is presented herein as an alternative measure of determining available cash flow. AFFO is not defined by GAAP. Calloway also calculates AFFO in accordance with the recommendations of RealPac. AFFO for the year ended December 31, 2005 totaled $72.4 million (2004 - $34.6 million) and the payout ratio was 95.0% (2004 – 94.4%). Calloway targets a payout ratio of 95% of AFFO.

Fourth Quarter Results from Operations

(See Table - Fourth Quarter Results form Operations, pg 31)

Financial Results

Three months ended December 31, 2005 vs. three months ended September 30, 2005:

Net income for the fourth quarter increased $2.9 million over the prior quarter, primarily as a result of additional tenants acquired pursuant to earn-outs. General and administrative expenses in third quarter included transitional costs of $2.7 million compared to $0.2 million in fourth quarter. During the fourth quarter, Calloway recorded a $0.9 million gain from the sale of two industrial assets.

Three months ended December 31, 2005 vs. three months ended December 31, 2004:

Net income for the fourth quarter of 2005 was $3.6 million higher than the same prior year period, the result of acquisitions made during 2005. This increase was offset by interest cost associated with the unsecured debentures issued in September 2005 that were expensed in the fourth quarter.

Quarterly Information

(See Table - Quarterly Information, pg 32-33)

Revenue from continuing operations has increased significantly over the past eight quarters because of the large number of acquisitions and earn outs including: the acquisition of 12 income properties in February 2004; the acquisition of 14 income properties effective May 2004; the acquisition of 6 income properties in November 2004; the acquisition of interests in 8 income properties on March 10, 2005; the acquisition of 45 income properties on July 8, 2005 and the completion of earn outs during the fourth quarter 2005.

Net income from continuing operations has also grown over the past eight quarters for the reasons stated above. However, for the quarter ended December 31, 2004 and the quarter ended March 31, 2005, the net income from continuing operations decreased because of the write-off of the unamortized balance of intangibles for vacated tenant space. For the quarter ended September 30, 2005 the net income from continuing operations decreased as a result of the office relocation transition costs approximating $2.8 million.

In addition, there were gains on sales of income properties as follows: March 31, 2005 - $12,226; June 30, 2005 - $1,112; and December 31, 2005 - $921.

Fourth Quarter Results from Operations

	Three Months Ended Dec. 31, 2005 $	Three Months Ended Sept. 30, 2005 $	Three Months Ended Dec 31, 2004 $
Revenues			
Rentals from income properties	66,747	62,944	26,967
Interest income	1,188	1,128	893
	67,935	64,072	27,860
Expenses			
Property operating costs	21,505	18,457	8,790
Interest expense	17,306	18,061	7,758
Amortization of income properties			
- tangible components	12,689	12,084	4,781
- intangible components	9,947	9,264	4,311
- deferred leasing costs	43	30	13
- deferred financing costs	289	295	176
General and administrative expenses	1,572	3,302	724
	63,351	61,493	26,553
Net income from continuing operations	4,584	2,579	1,307
Discontinued operations			
Net income from discontinued operation	83	190	676
Gain from sale of real estate assets	921	-	-
	1,004	190	676
Net income	5,588	2,769	1,983
Add (deduct)			
Gain from sale of real estate assets	(921)	-	-
Amortization of income properties			
- tangible components	12,689	12,084	4,781
intangible components	9,947	9,264	4,311
- discontinued operations	37	-	101
- deferred leasing costs	42	30	29
Amortization of prepaid land rent	337	337	-
Funds from operations	27,719	24,484	11,205
Per unit – basic/diluted	*$0.426/$0.423*	*$0.403/$0.399*	*$0.356/$0.346*
Payout ratio	85.7%	89.0%	91.0%

...Fourth Quarter Results from Operations continued

	Three Months Ended Dec. 31, 2005	Three Months Ended Sept. 30, 2005	Three Months Ended Dec 31, 2004
Funds from operations	27,719	24,484	11,205
Amortization of income properties			
- mark to market mortgage interest	(1,134)	(1,033)	-
- deferred leasing costs	(42)	(30)	(29)
Debenture liability accretion	19	25	54
Straight lining of rents	(1,447)	(1,315)	(516)
Distributable income	25,115	22,131	10,714
Per unit – basic/diluted	$0.386/$0.384	$0.364/$0.361	$0.340/$0.332
Payout ratio	94.4%	98.3%	94.9%
Distributable income	25,115	22,131	10,714
Add: mark-to-market mortgage interest	1,134	1,033	-
Less: Capital expenditures	(78)	(195)	(143)
Less: TI's and LC's	(688)	(309)	(334)
Adjusted funds from operations	25,483	22,660	10,237
Per unit – basic/diluted	$0.391/$0.389	$0.373/$0.369	$0.325/$0.318
Payout ratio	93.2%	96.2%	99.1%

Quarterly Information

($000's except per unit and unit amounts)	31-Dec 2005 $	30-Sep 2005 $	30-Jun 2005 $	31-Mar 2005 $	31-Dec 2004 $	30-Sep 2004 $	30-Jun 2004 $	31-Mar 2004 $
Revenues	67,935	64,072	36,015	33,123	27,860	26,005	20,725	10,566
Net Income from Continuing Operations	4,584	2,579	3,458	1,509	1,307	3,964	2,953	2,318
Per Unit								
-Basic	$0.070	$0.042	$0.094	$0.044	$0.042	$0.132	$0.112	$0.138
Diluted [3]	$0.070	$0.042	$0.093	$0.044	$0.041	$0.131	$0.111	$0.134
Net Income	5,588	2,769	4,615	13,780	1,983	4,602	3,719	3,111
Per Unit								
-Basic	$0.086	$0.046	$0.125	$0.404	$0.063	$0.153	$0.141	$0.186
-Diluted [3]	$0.086	$0.046	$0.125	$0.402	$0.063	$0.152	$0.140	$0.181

(Continued on the following page...)

...Quarterly Information continued

($000's except per unit and unit amounts)	31-Dec 2005 $	30 –Sep 2005 $	30-Jun 2005 $	31-Mar 2005 $	31-Dec 2004 $	30-Sep 2004 $	30-Jun 2004 $	31-Mar 2004 $
Funds from operations	27,719	24,484	14,253	12,579	11,205	11,583	9,266	5,497
Per Unit								
- Basic	$0.426	$0.403	$0.386	$0.368	$0.356	$0.385	$0.352	$0.328
- Diluted [2]	$0.423	$0.399	$0.377	$0.356	$0.346	$0.370	$0.333	$0.319
Distributable income	25,116	22,131	13,551	12,097	10,714	11,026	8,818	5,204
Per Unit								
Basic	$0.386	$0.364	$0.367	$0.354	$0.340	$0.366	$0.335	$0.311
- Diluted [2]	$0.384	$0.361	$0.357	$0.343	$0.332	$0.355	$0.303	$0.302
Adjusted funds from operations	25,484	22,660	13,101	11,182	10,237	10,854	8,491	5,051
Per Unit								
- Basic	$0.391	$0.373	$0.355	$0.328	$0.325	$0.361	$0.322	$0.301
- Diluted [2]	$0.389	$0.369	$0.347	$0.319	$0.318	$0.350	$0.315	$0.293
Distributions declared	23,833	22,108	12,662	10,881	10,115	9,508	8,252	5,366
Units Outstanding	69,475,220	63,312,761	38,086,645	36,704,479	33,263,171	30,335,918	30,032,655	22,374,669
Weighted Average Units Outstanding								
- Basic	65,126,947	60,822,588	36,927,057	34,137,963	31,489,849	30,097,376	26,324,579	16,750,862
- Diluted	65,129,787	60,854,144	37,040,833	34,260,757	31,629,541	30,287,049	26,642,380	17,235,267
Total assets	2,564,088	2,478,239	1,244,928	1,230,198	1,014,618	934,936	930,773	552,970
Total debt	1,451,435	1,464,149	737,750	743,739	600,525	599,743	551,532	288,541

(1) Diluted net income per unit is calculated using the weighted average number of units outstanding for the quarter. (2) Diluted funds from operations, distributable income, and adjusted funds from operations per unit is adjusted for the effect of the convertible debentures which are not dilutive for net income purposes.

Related Party

Mitchell Goldhar or companies controlled by Mitchell Goldhar (collectively referred to herein as FirstPro) owns 26.8% of the aggregate issued and outstanding Trust units and special voting units of Calloway. The ownership would increase to 37.8% if Mitchell Goldhar exercised all development and exchange agreement options. Calloway has entered into agreements with FirstPro to borrow funds from FirstPro and to finance various development projects. In addition, the Trust has entered into property management, leasing, development and exchange agreements with FirstPro.

The financial implication of these agreements is disclosed in notes 3, 4, 5, 6, 10, 11 and 15 of the audited financial statements.

Subsequent Events

Subsequent to year-end, the Trust has completed the acquisition of a 51,060 square foot retail property in Calgary, and a 14.53-acre development property in Burlington, Ontario for a combined purchase price of $21.7 million.

Calloway has entered into agreements with FirstPro in which the Trust will lend up to $33.9 million for the purpose of acquiring and developing 104.67 acres in two separate transactions. The Trust has an option exercisable during the first four years after the initial advance to acquire a 50% interest upon substantial completion. The Trust has advanced $10.3 million under the financing agreements.

Calloway has acquired 101,056 square feet of earn outs from FirstPro for $23.5 million pursuant to existing agreements. FirstPro received consideration of $7.7 million (480,998 trust units) and consideration of $1.3 million (62,733 class "B" units) and the balance in cash.

Calloway has completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11.3 million. The purchase was paid in cash.

The Trust has entered into two agreements to acquire two retail income properties (330,393 square feet) in Ontario at a purchase price of approximately $63,100 to be paid for by assuming an existing mortgage, issuance of equity units and cash. The Trust is currently performing its due diligence with an expected closing in April 2006. The Trust has entered into contracts to acquire interests in four retail income properties (154,784 square feet) from First Pro at a price of approximately $40,000 to be paid for by issuance of equity units and cash. Included in the four, are two properties (85,632 square feet) where Calloway has exercised its option to acquire the remaining 50% interest that the Trust does not already own at a purchase price of approximately $11,000. The Trust is currently performing its due diligence with an expected closing in April 2006.

Responsibility of Management and the Board of Trustees

It is the responsibility of the Trust's management and board of trustees to maintain appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. The Chief Executive Officer and the Chief Financial Officer of the Trust have evaluated, or caused the evaluation of the effectiveness of the Trust's disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) for the year ended December 31, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

Critical Accounting Estimates

In preparing the Trust's consolidated financial statements and accompanying notes, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and

the reported amounts of revenue and expenses during the period. The significant items requiring estimates are impairment value of real estate assets and investments, the useful life of assets, the allocation of the purchase price to tangible and intangible assets, the determination of fair value of options granted, and the collectibility of accounts and potential litigation. Changes in these assumptions will cause actual results to differ from estimated amounts.

Accounting Policies

On January 1, 2005, the Trust prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, "Consolidation of Variable Interest Entities" (ACG-13), which provides guidance for "Subsidiaries", to those entities defined as Variable Interest Entities (VIE's).

Risks and Uncertainties

Real Property Ownership Risk

All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

Real estate has a high fixed cost associated with ownership, and income lost due to declining rental rates or increased vacancies cannot easily be minimized through cost reduction. Through well-located, well-designed and professionally managed properties, management seeks to reduce this risk. Prime locations will attract high quality retailers with excellent covenants and will enable the Trust to maintain economic rents and high occupancy. By maintaining the property at the highest standard through professional management practices, management seeks to increase tenant loyalty.

Development Risk

Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed returns from the lease. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Interest and Financing Risk

In the low interest rate environment that the Canadian economy has experienced in recent years, leverage has enabled the Trust to enhance its return to unit holders. A reversal of this trend, however, can significantly affect the business's ability to meet its financial obligation. In order to minimize this risk, Calloway negotiates fixed rate term debt with staggered maturities on the portfolio, and the Declaration of Trust restricts total indebtedness permitted on the portfolio.

Interest rate changes will also impact the Trust's development portfolio. Calloway has entered into development agreements that obligate the trust to acquire up to approximately 2.1 million square feet of additional income properties at a cost determined by capitalizing the rental income at pre-determined rates. The Trust will finance these acquisitions by issuing additional debt and equity. Changes in

interest rates will have an impact on the return from these acquisitions and should the rate exceed the capitalization rate used, could result in a purchase being non-accretive. This risk is mitigated as management has the right not to approve the acquisitions.

Operating facilities and development loans exists that are priced at prime plus a risk premium. Changes in short-term interest rates will negatively impact the cost of funds. In addition, there is a risk that the lenders will not refinance upon maturity. By restricting the amount of variable interest rate debt the Trust has minimized the impact on financial performance.

Environmental Risk

As an owner and manager of real property, the Trust is subject to various laws relating to environmental matters. These laws impose liability for the cost of removal and remediation of certain hazardous materials released or deposited on properties owned by the Trust or on adjacent properties. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway was unable to raise additional funds then acquisition or development activities may be curtailed, asset sales accelerated and property specific financing re-negotiated.

Outlook

Calloway is well positioned for the future with a high quality portfolio of newly constructed shopping centres that are home to some of the largest retailers in Canada. The portfolio has little leasing exposure, with an average lease term of 11.2 years and tenants with strong financial covenants. In addition, with an average construction age in the portfolio of only 4.3 years, capital expenditures in the foreseeable future will be minimal.

There continues to be an abundance of capital seeking quality real estate. As a result, Calloway will continue to pursue selective acquisitions that are accretive and meet the Trust's investment criteria. As well, the Trust will continue to build its relationship with FirstPro, including the acquisition of real estate as a result of the development agreements that are in place on its existing portfolio, the acquisition of completed developments and by growing the mezzanine-financing program.


THE SHOE COMPANY
Moores

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING

The Annual Report, including the consolidated financial statements, is the responsibility of the management of Calloway Real Estate Investment Trust. The financial statements have been prepared in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Financial information contained elsewhere in this Report is consistent with the information contained in the financial statements.

Management maintains a system of internal controls which provides reasonable assurance that the assets of Calloway Real Estate Investment Trust are safeguarded and which facilitates the preparation of relevant, timely and reliable financial information which reflects, where necessary, management's best estimates and judgements based on informed knowledge of the facts.

The Board of Trustees is responsible for ensuring that management fulfills its responsibilities and for final approval of the consolidated financial statements. The Board has appointed an Audit Committee comprising three Trustees to approve, monitor, evaluate, advise or make recommendations on matters affecting the external audit, the financial reporting and the accounting controls, policies and practices of Calloway Real Estate Investment Trust under its terms of reference.

The Audit Committee meets at least four times per year with management and with the independent auditors to satisfy itself that they are properly discharging their responsibilities. The consolidated financial statements and the Management Discussion and Analysis have been reviewed by the Audit Committee and approved by the Board of Trustees.

PricewaterhouseCoopers LLP, independent external auditors, have examined the consolidated financial statements and have read Management's Discussion and Analysis. Their report as auditors is set forth below.

March 10, 2006

Simon Nyilassy
President, Chief Executive Officer

Bart Munn
Chief Financial Officer

AUDITOR'S REPORT
TO THE TRUSTEES OF CALLOWAY REAL ESTATE INVESTMENT TRUST

We have audited the consolidated balance sheet of Calloway Real Estate Investment Trust as at December 31, 2005 and the consolidated statements of income, equity and cash flows for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 19, 2005.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
March 6, 2006

Consolidated Balance Sheets as at December 31, 2005 and 2004

(in thousands of dollars)	2005 $	2004 $
Assets		
Real estate assets		
Income properties (note 4)		
Tangible assets	1,916,736	753,300
Prepaid land rent	46,483	-
Intangible assets	261,492	93,060
Properties under development (note 5)	155,817	32,030
Mortgages and loans receivable (note 6)	43,153	39,942
Deferred leasing costs (note 7)	1,247	277
	2,424,928	918,609
Deferred financing costs (note 8)	7,014	4,714
Prepaid expenses and deposits (note 9(a))	8,594	2,388
Amounts receivable (note 9(b))	26,694	5,743
Cash and cash equivalents	89,670	7,624
Assets held for sale (note 18)	7,188	75,540
	2,564,088	1,014,618
Liabilities		
Debt (note 10)	1,447,379	560,695
Accounts payable and accrued liabilities (note 9(c))	54,483	22,453
Liabilities related to assets held for sale (note 18)	4,199	39,964
	1,506,061	623,112
Equity	1,058,027	391,506
	2,564,088	1,014,618

[illegible] contingencies (note 21). The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees

Simon Nyilassy, Trustee

Al Mawani, Trustee

Consolidated Statements of Income for the years ended December 31, 2005 and 2004

(in thousands of dollars, except per unit amounts)	2005 $	2004 $
Revenues		
Rentals from income properties	196,683	82,803
Interest income	4,462	2,355
	201,145	85,158
Expenses		
Property operating costs	61,408	26,296
Interest [note 10(g)]	55,986	23,768
Amortization [note 12]	65,677	22,633
General and administrative	5,944	1,919
	189,015	74,616
Income from continuing operations	12,130	10,542
Income from discontinued operations [note 18]	14,622	2,873
Net income for the year	26,752	13,415
Income per unit [note 13]		
Basic		
Continuing operations	0.246	0.402
Discontinued operations	0.296	0.110
Net income	0.542	0.512
Diluted		
Continuing operations	0.245	0.398
Discontinued operations	0.296	0.108
Net income	0.541	0.506

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity for the years ended December 31, 2005 and 2004

(in thousands of dollars)	Unit equity (note 11)	Equity component of convertible debentures	Cumulative net income	Cumulative distributions	Total
	$	$	$	$	$
Equity - January 1, 2004	104,200	-	11,111	(9,266)	106,045
Issuance of units	302,658	-	-	-	302,658
Equity component of convertible debentures	-	2,175	-	-	2,175
Conversion of convertible debentures	468	(18)	-	-	450
Fair value of options issued	4	-	-	-	4
Net income for the year	-	-	13,415	-	13,415
Distributions for the year	-	-	-	(33,241)	(33,241)
Equity - December 31, 2004	407,330	2,157	24,526	(42,507)	391,506
Issuance of units	669,182	-	-	-	669,182
Fair value of options issued	10,675	-	-	-	10,675
Conversion of convertible debentures	30,657	(1,261)	-	-	29,396
Net income for the year	-	-	26,752	-	26,752
Distributions for the year	-	-	-	(69,484)	(69,484)
Equity - December 31, 2005	1,117,844	896	51,278	(111,991)	1,058,027

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004

(in thousands of dollars)	2005 $	2004 $
Cash provided by (used in)		
Operating activities		
Net income for the year	**26,752**	13,415
Add (deduct): Items not affecting cash		
Amortization	**65,677**	22,633
Amortization of deferred financing costs	**918**	486
Amortization of prepaid land rent	**674**	-
Capital lease obligation interest	**43**	39
Fair value of options	**-**	4
Straight-line rent adjustments	**(3,951)**	(1,692)
Deferred unit compensation expense	**858**	-
Debenture liability accretion	**143**	109
Mark-to-market amortization	**(2,167)**	-
Amortization included in discontinued operations	**191**	1,503
Amortization of deferred financing costs included in discontinued operations	**16**	-
Gain on sale of income properties included in discontinued operations	**(14,259)**	-
	74,895	36,497
Expenditures on deferred leasing costs	**(1,345)**	(698)
Changes in other non-cash operating items (note 3(d))	**(2,711)**	(1,313)
	70,839	34,486
Financing activities		
Proceeds from term mortgages	**407,996**	417,109
Mortgages and other debt repayments	**(117,390)**	(67,724)
Proceeds from issuance of debentures	**200,000**	55,000
Proceeds from exercise of unit options	**3,184**	2,216
Proceeds from exercise of warrants	**-**	10,500
Proceeds from issuance of units - net of issue costs	**371,083**	281.793
Distributions paid	**(61,289)**	(29.231)
Expenditures on deferred financing costs	**(4,487)**	(4,604)
	799,097	665,059

(Continued on the following page...)

...Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004 Continued

(in thousands of dollars)	2005	2004
	$	$
Investing activities		
Acquisitions of income properties and properties under development (note 3)	(807,220)	(650,807)
Additions to income properties	(1,954)	-
Additions to properties under development	(27,529)	(3,009)
Advances for mortgages and loans receivable	(23,501)	(42,833)
Repayments of mortgages and loans receivable	20,290	5,463
Deposits	(779)	(1,205)
Net proceeds on sale of income properties included in discontinued operations	52,803	-
	(787,890)	(692,391)
Increase in cash and cash equivalents during the year	82,046	7,154
Cash and cash equivalents - Beginning of year	7,624	470
Cash and cash equivalents - End of year	89,670	7,624

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES
TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except unit and per unit amounts)

December 31, 2005 and 2004

1. Organization

Calloway Real Estate Investment Trust (the "Trust") is an unincorporated open-ended mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005 (the "Declaration of Trust").

On July 7, 2005, the unitholders passed a special resolution converting the Trust from a closed-ended to an open-ended mutual fund trust.

2. Summary of significant accounting policies

Basis of presentation

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and the liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries, together with its proportionate share of the assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

On January 1, 2005, the Trust adopted the requirements of The Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs). This standard considers a VIE to be an entity in which either the equity at risk is not sufficient to permit it to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party

who has exposure to the majority of a VIE's expected losses and/or expected residual returns. The adoption of AcG-15 had no material impact on the Trust.

Exchangeable securities

The Trust has applied the recommendations of the Emerging Issues Committee (EIC) of the CICA who issued an Abstract of Issues Discussed No. 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (EIC-151), which provides guidance on the presentation of exchangeable securities issued by a subsidiary of an income trust. In order to be presented as equity, the exchangeable securities must have distributions that are economically equivalent to distributions on units issued directly by the income trust and the exchangeable securities must also ultimately be exchanged for units of the income trust.

Real estate assets

a) Income properties

Income properties are carried at cost less accumulated amortization, less impairment loss, if any. Cost includes initial acquisition costs, improvements, other direct costs and capitalized development costs. In accordance with EIC-137, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, and EIC-140, Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination, the cost of income property acquisitions initiated on or after September 12, 2003 is allocated to tangible and intangible assets based on their respective fair market values. Tangible assets include land, buildings, tenant improvements and equipment. Intangible assets include the value of in-place leases, the value of above and below market leases and the value of tenant relationships, if any. For income property acquisitions initiated before September 12, 2003, the cost of income properties was allocated to land and buildings based on their respective fair market values.

The Trust records amortization expense on a straight-line basis over the assets' estimated useful lives as follows:

Buildings	40 years
Buildings under land leases and capital leases	term of the respective lease
Tenant improvements	term of the respective lease
Equipment	5 years
Value of in-place leases	term of the respective lease plus renewal periods as applicable
Value of tenant relationships	term of the respective lease plus renewal periods as applicable

The Trust amortizes the value of above and below market leases on a straight-line basis over the term of the respective lease as an adjustment to rentals from income properties.

b) Properties under development

Properties under development are stated at cost less impairment charges, if any. Cost includes initial acquisition costs, other direct costs of development and construction, allocations of directly attributable general and administrative expenses, property taxes, in-

terest on both specific and general debt, and incidental operating revenues and expenses during the period of development. Certain properties under development are subject to development agreements (see note 5(a)).

c) Impairment of income properties and properties under development

The Trust uses a two-step process for determining when an impairment of income properties and properties under development should be recognized in the consolidated financial statements. If events or circumstances indicate that the carrying value of a property may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from property operations and its projected disposition. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. No impairment losses were recorded by the Trust during 2005 or 2004.

d)Deferred leasing costs

Deferred leasing costs include tenant inducements and leasing costs. These costs are deferred and amortized on a straight-line basis over the terms of the respective lease.

e) Properties held for sale and discontinued operations

A property is classified by the Trust as held for sale on the consolidated balance sheet at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. Properties held for sale are stated at the lower of cost and net realizable value, less selling costs. No amortization is recorded on these properties once classified as held for sale. A property that is subsequently reclassified to held and used is measured at the lower of: (a) its carrying amount before it was classified as held for sale, adjusted for any amortization expense that would have been recognized had it been continuously classified as held and used; and (b) its estimated fair value at the date of the subsequent decision not to sell.

The results of operations associated with properties disposed of, or classified as held for sale, are reported separately as income from discontinued operations when the Trust has no continuing involvement with the ongoing cash flow of the assets.

f) Impairment of mortgages and loans receivable

Mortgages and loans receivable are classified as impaired when, in the opinion of management, there is a reasonable doubt as to the timely collection of principal and interest. The carrying amount of a mortgage or loan receivable that is classified as impaired is reduced to its estimated fair value.

Revenue recognition

Rentals from income properties include rents from tenants under leases, property tax and operating cost recoveries, percentage participation rents, lease cancellation fees, parking income and incidental

income. Rents from tenants may include free rent periods and rental increases over the term of the lease and are recognized in revenue on a straight-line basis over the term of the lease. The difference between revenue recognized and the cash received is included in amounts receivable as straight-line rent receivable. Recoveries from tenants are recognized as revenues in the period in which the applicable costs are incurred. Percentage participation rents are recognized after the minimum sales level has been achieved in accordance with each lease. Lease cancellation fees are recognized as revenue when the tenant foregoes the rights and obligations from the use of the space. Other income is recorded in the period it is earned.

For properties under development, rentals from income properties are recognized in the consolidated statements of income commencing upon the earlier of attaining a break-even point in cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion determined at the time of approval of the project. Prior to the property under development meeting these criteria, net property operating income is recorded as a reduction of capitalized costs.

Unit based compensation

a) Unit options issued to non-employees on acquisitions

In connection with certain acquisitions and the associated development agreements, the Trust may grant options to acquire units of the Trust to FirstPro Group of Companies ("FirstPro") and other vendors. These options are measured at fair value at the date of grant using a Black-Scholes option pricing model and are included in determining the cost of the acquisition.

b) Deferred unit plan

The deferred unit plan is described in note 11(f). Deferred units granted to trustees and executives in respect of their trustee fees and bonuses are considered to be in respect of past services and are recognized in compensation expense upon grant. Deferred units granted relating to amounts matched by the Trust are considered to be in respect of future services and are recognized in compensation expense on a straight-line basis over the vesting period. Compensation cost is measured based on the market price of the Trust's units on the date of grant of the deferred units. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units had they instead been issued as Trust Units on the date of grant. No additional compensation cost is recorded for additional deferred units issued. Deferred units that have vested, but for which the corresponding Trust Units have not been issued and where the ultimate issuance of such Trust Units is simply a matter of the passage of time, are considered to be outstanding units from the date of vesting for basic income per unit calculations.

c) Unit option plan

The Trust has a unit option plan for trustees and employees. The Trust recognizes compensation expense based on the fair value of the options at the date of grant using a Black-Scholes option pricing model over the vesting period. The Trust does not intend to issue any further options under this plan.

d) Warrants issued to non-employees on acquisitions

In conjunction with certain acquisitions, the Trust may issue war-

rants to acquire units of the Trust to the vendor. These warrants are measured at fair value at the date of grant using a Black-Scholes option pricing model and are included in determining the cost of the acquisition.

Convertible debentures

Upon issuance, convertible debentures are separated into their debt and equity components. These components are measured based on their respective estimated fair values at the date of issuance of the convertible debentures. The fair value of the debt component is estimated based on the present value of future interest and principal payments due under the terms of the convertible debentures using a discount rate for similar debt instruments without a conversion feature. The value assigned to the equity component is the estimated fair value ascribed to the holders' option to convert the convertible debentures into units. The difference between the fair value of the convertible debentures and their face value is recognized as interest expense on a straight-line basis over the term to maturity of the convertible debentures.

Deferred financing costs

Deferred financing costs include commitment fees, underwriting costs and legal costs associated with new debt and the renewal of existing debt of the Trust. Financing costs for term mortgages, development loans and debentures are deferred and amortized over the term of the respective indebtedness. Financing costs for non-term debt are deferred and amortized over five years. In the event any debt is terminated, any associated unamortized financing costs are expensed immediately. Upon conversion of convertible debentures into Trust Units, a portion of the associated unamortized financing costs are charged to equity.

Income per unit calculations

Basic income per unit is calculated by dividing income by the weighted average number of units outstanding for the year including vested deferred units. The calculation of income per unit on a diluted basis considers the potential exercise or conversion of outstanding unit purchase options and development agreement options, Exchange Agreement options, unvested deferred units, warrants and convertible debentures, if dilutive, and is calculated using the treasury stock method.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and include short-term investments with original maturities of three months or less. At December 31, 2005, cash and cash equivalents include the Trust's proportionate share of cash balances of joint ventures of $1,265 (2004 - $1,716).

Fair value of financial instruments

The Trust's amounts receivable, prepaid expenses and deposits, cash and cash equivalents and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short period to receipt or payment of cash. The fair values of other financial instruments are disclosed in notes 6 and 10, with fair values estimated based on discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indica-

tive of the amounts the Trust might pay or receive in actual market transactions.

Derivative financial instruments

Derivative financial instruments are utilized by the Trust in the management of its interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Trust may enter into interest rate swaps or similar instruments in order to reduce the impact of fluctuating interest rates on its debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Trust designates its interest rate agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

3. Acquisitions

Acquisitions during the year ended December 31, 2005

a) On July 8, 2005, the Trust completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the Trust already owned the other co-ownership interests, effectively giving the Trust a 100% ownership interest in these properties. As at the closing date, the 45 properties comprised approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet (18 stores) was leased to Wal-Mart Canada Inc., and include lands with the potential for future development of approximately 2,721,594 net square feet. In connection with the acquisition: FirstPro obtained the ability to nominate a specified number of trustees; the Trust entered into long-term development agreements and property management agreements with FirstPro on the properties acquired; and it was agreed that the Trust's head office would be relocated to Toronto.

The purchase price of the properties was $1,168,703 including costs of acquisition. Of this purchase price, approximately $190,017 relates to three properties in which the Trust acquired leasehold interests and prepaid its entire lease obligation. The purchase price was satisfied by the assumption of existing mortgages, non-interest bearing mortgages provided by the vendors, the issuance of 12,594,458 Class B Units (see note 11 for a description of the Class B Units) to FirstPro and the other vendors, the issuance of Development Agreement options and Exchange Agreement options to FirstPro and the other vendors, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new term mortgages and unsecured bridge loan financing. The Class B Units were valued at a price of $19.85 per unit, which was approximately the fair market value of Trust Units on the date the substantive terms of the acquisition were agreed upon and announced. Development Agreement options and Exchange Agreement options were valued at their estimated combined fair market value of $10,675 based on a Black-Scholes calculation using the following assumptions: average volatility of 17.8% on the underlying Trust Units; an exercise price of $20.10 per unit; a risk free interest rate of 1.605%; a weighted average expected life of two years; and an expected distribution rate on the Trust Units of 6.76%.

At December 31, 2005, the acquisition of two properties under development (included in the 45 properties above) has not been completed. Cash of $250 and 184,524 Class B Units with an ascribed value at the date of grant of $3,663 are held in escrow and will be released to the vendors on closing of acquisition of the properties by the Trust. In addition, the Trust is obligated to provide an additional $6,990 in cash to complete the acquisition of one of these properties. If the properties are acquired, they will be recorded at the date of acquisition at which time the purchase price will be allocated to the fair value of the net assets acquired, otherwise the cash and units held in escrow (note 9(a)) will be returned to the Trust.

b) On March 10, 2005, the Trust completed the acquisition of a 100% interest in three retail properties and a 60% undivided interest in each of five other retail properties from the co-owners, FirstPro and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,333 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all eight centres. The purchase price was satisfied by a non-interest bearing mortgage on one of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on seven of the properties.

c) Pursuant to Development Agreements and the Exchange

Agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from FirstPro and Wal-Mart Realty Inc. for $101,322.

d) The Trust completed three acquisitions from unrelated parties during the year ended December 31, 2005 for a total purchase price of $39,289.

Consideration for the assets acquired during the year ended December 31, 2005 is summarized as follows:

	July 8, 2005	March 10, 2005	Earnouts	Other	Total
	$	$	$	$	$
Cash	506,526	220,066	61,875	18,753	807,220
Mortgages payable					
Assumed at fair value [i]	365,249	-	-	19,958	385,207
Vendor take-back	33,091	5,997	-	-	39,088
Accounts payable and accrued liabilities assumed	3,162	3,270	723	578	7,733
Class B Units issued	250,000	-	6,646	-	256,646
Trust Units issued	-	-	32,078	-	32,078
Development Agreement options and Exchange Agreement options	10,675	-	-	-	10,675
	1,168,703	229,333	101,322	39,289	1,538,647

[i] Includes mark-to-market adjustment of $22,386

The allocations of the purchase price of the acquisitions during the year ended December 31, 2005 to the assets acquired are summarized as follows:

	July 8, 2005	March 10, 2005	Earnouts	Other	Total
	$	$	$	$	$
Income properties					
Tangible assets					
Land[1]	255,404	59,687	12,903	9,303	337,297
Buildings	569,484	116,559	61,754	20,573	768,370
Tenant improvements	59,666	13,743	10,138	3,470	87,017
	884,554	189,989	84,795	33,346	1,192,684
Prepaid land rent	47,157	-	-	-	47,157
Intangible assets					
In-place leases	133,551	31,570	15,383	5,450	185,954
Tenant relationships	9,002	1,777	1,144	493	12,416
	142,553	33,347	16,527	5,943	198,370
	1,074,264	223,336	101,322	39,289	1,438,211
Properties under development	90,526	5,997	-	-	96,523
Cash and units held in escrow	3,913	-	-	-	3,913
	1,168,703	229,333	101,322	39,289	1,538,647

(1) ... the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $10,565.

At December 31, 2005, the allocation of the purchase prices to the assets acquired for these acquisitions was finalized. Income from the acquired properties is included in the consolidated statement of income from the date of acquisition or, in the case of the July 8, 2005 acquisition, from an effective date of July 1, 2005.

Acquisitions during the year ended December 31, 2004

a) On February 16, 2004, the Trust completed the acquisition of twelve retail properties from a partnership (WM-FP Partnership) in which FirstPro is a 40% owner and an affiliate of a major tenant (Wal-Mart Canada Realty Inc.) is a 60% owner. The purchase price of the properties was $312,604 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price was satisfied by non-interest bearing mortgages on two of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on ten of the properties.

b) On May 4, 2004, the Trust completed the acquisition of a 50% and 49% undivided interest in two retail properties pursuant to an assignment of purchase agreement between FirstPro and the previous owner. The purchase price of these interests was $52,376 including costs of acquisition. Under the terms of the assignment, the Trust loaned an additional $9,400 at 9% per annum to FirstPro to replace mezzanine loans payable by FirstPro to one of the vendors of the properties. This loan was subsequently repaid on July 8, 2005 when the Trust acquired the remaining interest in each of the properties. The purchase price was satisfied by the assumption of existing mortgages, the issuance of Development Agreement options and the assumption of accounts payable and accrued liabilities, and cash obtained from unsecured bridge financing.

c) On May 14, 2004, the Trust completed the acquisition of twelve retail properties from the WM-FP Partnership. The purchase price of the properties was $287,564 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price was satisfied by non-interest bearing mortgages on two of the properties and an interest bearing mortgage on one of the properties provided by the vendor, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on eight of the properties.

d) On November 30, 2004, the Trust completed the acquisition of six retail properties from the WM-FP Partnership. The purchase price of the properties was $71,521 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all six centres (three stores continue to be owned by Wal-Mart). The purchase price was satisfied by non-interest bearing mortgages on two of the properties provided by the vendor, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on three of the properties.

e) Pursuant to Development Agreements referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from WM-FP Partnership for $24,369.

Consideration for the assets acquired during the year ended December 31, 2004 is summarized as follows:

	Feb 16, 2004	May 4, 2004	May 14, 2004	Nov 30, 2004	Earnouts	Total
	$	$	$	$	$	$
Cash	296,553	32,276	250,905	64,983	14,047	658,764
Mortgages payable						
Assumed at fair value	-	29,106	-	-	-	29,106
Vendor take-back	12,913	-	31,152	5,738	-	49,803
Accounts payable and accrued liabilities assumed	3,138	394	5,507	800	534	10,373
Trust Units issued	-	-	-	-	9,788	9,788
	312,604	61,776	287,564	71,521	24,369	757,834

The allocations of the purchase price of the acquisitions during the year ended December 31, 2004 to the assets acquired are summarized as follows:

	Feb 16, 2004 $	May 4, 2004 $	May 14, 2004 $	Nov 30, 2004 $	Earnouts $	Total $
Income properties						
Tangible assets						
Land (i)	79,159	13,561	74,895	14,966	3,651	186,232
Buildings	159,498	24,354	149,612	39,326	14,105	386,895
Tenant improvements	17,460	4,711	14,810	3,052	2,565	42,598
	256,117	42,626	239,317	57,344	20,321	615,725
Intangible assets						
In-place leases	41,242	9,234	35,793	8,042	3,692	98,003
Below market leases	-	-	(1,017)	-	-	(1,017)
Tenant relationships	2,332	516	1,820	396	356	5,420
	43,574	9,750	36,596	8,438	4,048	102,406
	299,691	52,376	275,913	65,782	24,369	718,131
Properties under development	12,913	-	11,651	5,739	-	30,303
Loans receivable	-	9,400	-	-	-	9,400
	312,604	61,776	287,564	71,521	24,369	757,834

[illegible] the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $965.

At December 31, 2004, the allocation of the purchase prices to the assets acquired for these acquisitions was finalized. Income from the acquired properties is included in the consolidated statement of income from the date of acquisition.

4. Income properties

Income properties consist of the following:

			2005			2004
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	$	$	$	$	$	$
Tangible assets						
Land	574,632	-	574,632	232,770	-	232,770
Buildings	1,261,054	32,475	1,228,579	491,395	9,490	481,905
Tenant improvements	129,354	15,979	113,375	42,052	3,490	38,562
Equipment	238	88	150	112	49	63
	1,965,278	48,542	1,916,736	766,329	13,029	753,300
Prepaid land rent	47,157	674	46,483	-	-	-
Intangible assets						
In-place leases	278,146	31,970	246,176	96,257	7,239	89,018
Below market leases	(1,017)	(195)	(822)	(1,017)	(75)	(942)
Tenant relationships	17,481	1,343	16,138	5,312	328	4,984
	294,610	33,118	261,492	100,552	7,492	93,060
Total income properties	2,307,045	82,334	2,224,711	866,881	20,521	846,360

Land with a carrying value of $31,231 (2004 - $12,992) is subject to development acquisition agreements with FirstPro and the Exchange Agreement, the original vendor of the properties. FirstPro pays the Trust an opportunity fee ranging from 8% to 9% per annum of the aggregate undeveloped land cost as reduced from time to time upon the completion and rental of additional space that is purchased by the Trust. As the negotiated opportunity fee earned by the Trust reflects management's estimate of a fair market return for the lease of a productive asset, the fee is recognized as revenue. Pursuant to the development acquisition agreements, FirstPro has assumed the responsibility for the cost of developing the land. Included in this land subject to development acquisition agreements is land with a carrying value of $7,043 for which FirstPro is obligated to repurchase any land remaining undeveloped at the end of the specified development period of five years (extendable to ten years under certain circumstances). The remaining land subject to development acquisition agreements with a carrying value of $24,188 provides for a reduction, under certain circumstances at the end of the development period, of 15% of the Trust's obligations under a non-interest bearing development loan related to the land, which has a principal amount outstanding at December 31, 2005 of $3,600. Upon the completion and rental of additional

space on these lands the Trust is obligated to purchase the additional developments at a total price calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.155% to 10.0%), on the date rent becomes payable on the additional space (Gross Cost). The actual price paid to FirstPro is the Gross Cost less the associated land cost (Net Cost). The Trust has provided a second mortgage on a specific property in the amount of $10,000 to FirstPro as security for payment of the Net Cost.

For certain of this land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development acquisition agreements, subject to a maximum number of units (note 11(c)). For other land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The Trust has also provided financing to FirstPro to fund development costs (note 6(b)).

During the year ended December 31, 2005, the Trust acquired 196,218 square feet (2004 - 28,621 square feet) of retail space upon completion and rental of additional space by FirstPro at a Net Cost of $26,386 (2004 - $4,291) (i.e., exclusive of the cost of land previously acquired). FirstPro elected to receive consideration of $7,418 (2004 - $1,717) in Trust Units and $3,127 (2004 - $nil) in Class B Units (note 11(c)).

As at December 31, 2005, four income properties with a cost of $234,307 and a net book value of $226,589 are subject to capital leases. As at December 31, 2004, one property with a cost of $40,807 and a net book value of $40,048 is subject to a capital lease. Three of the income properties were acquired in 2005 under the terms of 35-year leases with FirstPro. FirstPro has the right to terminate the leases after ten years on payment to the Trust of the market value of a 35-year leasehold interest in the properties at that time and also has the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the Trust Units and special voting units by payment to the Trust of the unamortized balance of any prepaid lease cost. The Trust prepaid its entire lease obligations of $190,017, including prepaid land rent of $47,157, under these lease agreements on July 8, 2005. There are no purchase options at the end of the lease term for these three income properties and, accordingly, the portion of the prepaid lease obligation attributable to land has been classified as prepaid land rent. Amortization of prepaid land rent is included in property operating costs in the consolidated statement of income. The fourth capital lease is described further in note 9(c).

During 2005, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the year, totalling $4,057, were charged to amortization expense.

5. Properties under development

Properties under development consist of the following:

	2005 $	2004 $
Properties under development subject to development management agreements (a)	56,025	32,030
Properties under development not subject to development management agreements (b)	99,792	-
	155,817	32,030

a) Properties under development subject to development management agreements

These properties under development are subject to development management agreements with FirstPro and Wal-Mart Canada Realty Inc. (together with the development acquisition agreements discussed in note 4, collectively referred to as the Development Agreements) and to an exchange, option and support agreement with FirstPro and the other vendors of the properties (the Exchange Agreement). Pursuant to the development management agreements and the Exchange Agreement, the vendors assume responsibility for managing the development of the land on behalf of the Trust and are granted the right for a period of five years to earn an Earnout Fee. The Trust is obligated to pay the Earnout Fee upon the completion and rental of additional space on these properties, on the date rent becomes payable on the additional space. Gross Cost is calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.250% to 9.125%). The Earnout Fee is calculated as the Gross Cost less the associated land and development costs incurred by the Trust.

For certain of these properties under development, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development management agreements, subject to a maximum number of units (note 11(c)). For other properties under development, FirstPro has been granted the right, at their option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The vendors have provided non-interest bearing loans for the initial land acquisition costs and interest bearing loans to finance additional costs of developments (notes 10(c) and 10(b), respectively).

During the year ended December 31, 2005, the Trust completed 371,143 square feet (2004 - 118,760 square feet) of retail space with a Gross Cost of $49,477 (2004 - $13,884) plus Earnout Fees paid to the vendors of $25,459 (2004 - $6,194). FirstPro elected to receive $24,660 (2004 - $8,071) in Trust Units and $3,519 (2004 - $nil) in Class B Units (note 11(c)).

b) Properties under development not subject to development management agreements

These properties under development are being developed directly by the Trust. Pursuant to the Exchange Agreement, FirstPro and the

other vendors are entitled to acquire Class B Units on the completion and rental of additional space on certain of these properties under development, subject to a maximum number of units (note 11(c)). None of these properties under development were completed during 2005 or 2004.

6. Mortgages and loans receivable

Mortgages and loans receivable consist of the following:

	2005 $	2004 $
Mortgages receivable (a)	36,492	21,495
Loans receivable (b)	5,061	7,281
Mortgages receivable (c)	1,600	1,600
Mortgages receivable (d)	-	9,345
Mortgages receivable (e)	-	221
	43,153	39,942

a) Mortgages receivable of $36,492 (2004 - $21,495) have been provided pursuant to agreements with FirstPro in which the Trust will lend up to $54,450 (2004 - $37,331) for use in acquiring and developing six (2004 - six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.50% to 9.25% (2004 - 8.75% to 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2010 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided certain limited indemnities and guarantees.

During 2005, $22,521 has been funded, offset by repayments of $7,524.

The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,208.

b) Loans receivable of $5,061 (2004 - $7,281) have been provided pursuant to development acquisition agreements with FirstPro (note 4). The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (2004 - 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust.

c) Mortgages receivable of $1,600 (2004 - $1,600) have been provided to a company in which a trustee of the Trust is an officer and director, are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the Trust purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The Trust has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value

of the properties. The Trust has declined the option right on one of the properties.

d) Mortgages receivable, which were provided to FirstPro, were secured by a second charge on two income properties, interest bearing at 9.00% and repayable in blended monthly instalments of $78. These mortgages receivable were repaid in full on July 8, 2005.

e) A mortgage receivable, which was secured by a second charge on an income property, was interest bearing at 11.75% and repayable in blended monthly instalments of $3. It was repaid in full on April 5, 2005.

The estimated fair value of the mortgages and loans receivable is $41,677 based on current market rates for mortgages and loans with similar terms and risks. Mortgages and loans receivable have not been reduced to their estimated fair values because it is currently the Trust's intent to hold them to maturity.

7. Deferred leasing costs

Deferred leasing costs consist of the following:

			2005			2004
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tenant inducements	579	140	439	242	58	184
Leasing costs	868	60	808	115	22	93
	1,447	200	1,247	357	80	277

8. Deferred financing costs

Deferred financing costs consist of the following:

			2005			2004
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Deferred financing costs	8,181	1,167	7,014	5,223	509	4,714

For the year ended December 31, 2005, **$1,201** (2004 - $nil) of unamortized deferred financing costs, relating to convertible debentures that have been converted, have been charged to equity (note 11(h)). Amortization of deferred financing costs are included in interest expense (note 10(g)).

9. Working capital

a) Prepaid expenses and deposits.

Prepaid expenses and deposits consist of the following:

	2005 $	2004 $
Prepaid expenses and other	**2,697**	1,183
Deposits	**1,984**	1,205
Cash and units held in escrow (note 3(a))	**3,913**	-
	8,594	2,388

b) Amounts receivable.

Amounts receivable consist of the following:

	2005 $	2004 $
Tenant receivables	**9,549**	2,710
Straight-line rent receivable	**5,472**	1,692
Development costs recoverable from municipality	**6,916**	-
Other	**4,757**	1,341
	26,694	5,743

c) Accounts payable and accrued liabilities.

Accounts payable and accrued liabilities consist of the following:

	2005	2004
	$	$
Accounts payable	10,477	2,231
Accruals and other payables	19,401	10,126
Accrued interest payable	8,164	2,578
Prepaid rents and tenant deposits	7,572	3,572
Distributions payable	8,373	3,493
Capital lease obligation	496	453
	54,483	22,453

An income property under a 35-year capital lease with FirstPro requires a $10,000 payment at the end of the lease in 2038 to exercise a purchase option. The capital lease obligation of $496 (2004 - $453) is net of imputed interest at 9.18% of $9,504 (2004 - $9,547).

d) Changes in other non-cash operating items.

Changes in other non-cash operating items consist of the following:

	2005	2004
	$	$
Prepaid expenses and deposits	(5,424)	(545)
Amounts receivable	(16,953)	(4,171)
Accounts payable and accrued liabilities	19,666	3,403
	(2,711)	(1,313)

10. Debt

Debt consists of the following:

	2005 $	2004 $
Term mortgages (a)	**1,139,458**	485,190
Development loans		
Interest bearing (b)	**34,420**	20,758
Non-interest bearing (c)	**50,528**	24,641
Revolving operating facilities (d)	**5,000**	17,000
Unsecured debentures (e)	**200,000**	-
Convertible debentures (f)	**22,029**	52,483
	1,451,435	600,072
Less: Debt related to assets held for sale	**(4,056)**	(39,377)
	1,447,379	560,695

a) Term mortgages. Term mortgages bear interest at fixed rates with a weighted average interest rate of 6.06% at December 31, 2005 (2004 - 6.17%) and mature between 2006 and 2025. The term mortgages are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages.

Principal repayment requirements for term mortgages are as follows:

	Instalment payments $	Lump sum payments at maturity $	Total $
2006	23,071	11,643	34,714
2007	24,034	1,337	25,371
2008	25,395	3,832	29,227
2009	26,280	34,682	60,962
2010	27,162	24,070	51,232
Thereafter	229,457	688,276	917,733
	355,399	763,840	1,119,239
Mark-to-market adjustment			20,219
			1,139,458

b) Interest bearing development loans

Interest bearing development loans total $34,420 (2004 - $20,758) and are detailed as follows:

- Development loans totalling $21,021 (2004 - $15,711) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to bankers' acceptance rates plus 2.00% on $12,619 and a fixed rate of 10% on $8,402, are secured by first and second registered mortgages over specific income properties and first general assignments of leases and insurance, and are subject to review annually.

- Development loans totalling $13,399 (2004 - $5,047) have been provided by FirstPro and Wal-Mart Realty Inc. to finance additional costs of developments (note 5(a)). They bear variable interest rates at the bankers' acceptance rates plus 2%, are secured by first mortgages over specific income properties and income properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

c) Non-interest bearing development loans

Non-interest bearing development loans have been provided by FirstPro and Wal-Mart Realty Inc. to finance initial land acquisition costs (note 5(a)). These loans were initially measured at their estimated fair value using imputed interest rates ranging from 4.03% to 4.63%, are secured by first mortgages over specific income properties and properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent. During the year ended December 31, 2005, imputed interest of $1,054 (2004 - $726) was capitalized to property under development.

d) Revolving operating facilities

The revolving operating facilities bear variable interest rates based on bank prime plus nil% to 0.375% (2004 - 0.375% to 0.50%) and are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by July 15, 2006 and September 30, 2006.

	2005 $	2004 $
Lines of credit available	80,000	80,000
Lines of credit outstanding	5,000	17,000
Letters of credit outstanding	15,386	4,321

e) Unsecured debentures

On September 22, 2005, the Trust issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010 (the "Unsecured Debentures") with semi-annual interest payments on September 22 and March 22 of each year. At December 31, 2005, the Unsecured Debentures are rated BBB with a stable trend by Dominion Bond Rating Services.

f) Convertible debentures

On May 14, 2004, the Trust issued $55,000 of 6.00% convertible unsecured subordinated debentures (the "Convertible Debentures") due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into Trust Units at $17.00 per unit and are redeemable at the option of the Trust on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. During the year ended December 31, 2005, $31,875 of face value of the Convertible Debentures (2004 - $450) were converted into Trust Units (note 11(h)). At December 31, 2005, $22,674 of face value of the Convertible Debentures was outstanding (2004 - $54,550).

g) Interest expense

Interest expense consists of the following:

	2005 $	2004 $
Interest at stated rate	60,189	23,472
Amortization of mark-to-market adjustment	(2,167)	-
Amortization of deferred financing costs	918	486
	58,940	23,958
Less: Interest capitalized to properties under development	(2,954)	(190)
Interest expense	55,986	23,768

h) Fair values

The estimated fair value of debt is approximately as follows:

	2005 $	2004 $
Term mortgages	1,174,547	486,747
Development loans	84,948	45,399
Revolving operating facilities	5,000	17,000
Unsecured debentures	196,672	-
Convertible debentures	31,063	52,003
	1,492,230	601,149

11. Unit equity

The following presents the number of units issued and outstanding, and the related carrying value of unit equity, for the years ended December 31, 2005 and 2004:

	Number of units issued and outstanding			Carrying amount		
	Trust Units	Class B Units	Total	Trust Units $	Class B Units $	Total $
Balance - January 1, 2004	11,297,692	-	11,297,692	104,200	-	104,200
Units issued for cash - net (b)	19,968,182	-	19,968,182	279,636	-	279,636
Development Agreement options exercised (c)	716,617	-	716,617	9,788	-	9,788
Unit options exercised (d)	221,600	-	221,600	2,216	-	2,216
Warrants exercised (e)	1,000,000	-	1,000,000	10,500	-	10,500
Distribution reinvestment plan (g)	32,610	-	32,610	518	-	518
Debentures converted (h)	26,470	-	26,470	468	-	468
Fair value of options issued	-	-	-	4	-	4
Balance - December 31, 2004	33,263,171	-	33,263,171	407,330	-	407,330
Units issued for cash - net (b)	18,693,000	-	18,693,000	372,361	-	372,361
Units issued for properties acquired (note 3)	-	12,594,458	12,594,458	-	250,000	250,000
Fair value of Development Agreement and Exchange Agreement options issued (note 3)	-	-	-	2,425	8,250	10,675
Development Agreement options exercised (c)	2,249,754	-	2,249,754	32,078	-	32,078
Exchange Agreement options exercised (c)	-	330,667	330,667	-	6,646	6,646
Unit options exercised (d)	318,400	-	318,400	3,184	-	3,184
Deferred unit plan (f)	-	-	-	1,597	-	1,597
Distribution reinvestment plan (g)	150,734	-	150,734	3,316	-	3,316
Debentures converted (h)	1,875,036	-	1,875,036	30,657	-	30,657
Balance - December 31, 2005	56,550,095	12,925,125	69,475,220	852,948	264,896	1,117,844

a) Authorized units

i) Trust Units

The Trust is authorized to issue an unlimited number of voting trust units ("Trust Units"), each of which represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the Trust to redeem all or any part of their Trust Units at prices determined and payable in accordance with the conditions provided for in the Declaration of Trust. A maximum amount of $50 may be redeemed in total in any one month unless otherwise waived by the Board of Trustees.

The Trust is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the Trust. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the Trust, which is equal to the number of Trust Units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of Trust Units on exercise, conversion or cancellation of the corresponding exchangeable securities. At December 31, 2005, there were 12,925,125 special voting units outstanding. There is no value assigned to the special voting units.

ii) Limited partnership units

An unlimited number of Class A Units, Class B Units and Class C Units may be issued by Calloway Limited Partnership ("LP"). Class A partners have five votes for each Class A Unit held, Class B partners have one vote for each Class B Unit held and Class C partners have no votes at meetings of the LP. The LP is under the control of the Trust.

The Class A Units are entitled to all distributable cash of the LP after the required distributions on the Class B Units have been paid. At December 31, 2005, there were 3,080,000 Class A Units outstanding. All Class A Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B Units are considered to be economically equivalent to Trust Units and accordingly have been presented as equity in these consolidated financial statements.

The Class C Units are entitled to receive 0.01% of any distributions of the LP and have nominal value assigned in the financial statements. The Class C Units are exchangeable at the holder's option into Class B Units upon the completion and rental of additional

space on specific properties and payment of $20.10 per unit (the Exchange Agreement options - see note 11(c)). At December 31, 2005, there were 8,169,333 Class C Units outstanding.

b) Units issued

During 2005, the Trust issued Trust Units for cash in three separate transactions:

	Issued units	Issue price $	Proceeds $
March 10	3,101,000	19.35	60,004
July 8	11,336,000	19.85	225,020
December 6	4,256,000	23.50	100,016
	18,693,000		385,040
Issue costs			(12,679)
			372,361

During 2004, the Trust issued Trust Units for cash in three separate transactions:

	Issued units	Issue price $	Proceeds $
February 16	10,948,182	13.75	150,538
May 14	6,700,000	15.00	100,500
November 18	2,320,000	17.25	40,020
	19,968,182		291,058
Issue costs			(11,422)
			279,636

c) Development Agreement options and Exchange Agreement options

As part of consideration paid for certain income property acquisitions, the Trust has granted options in connection with Development Agreements and the Exchange Agreement (notes 3, 4 and 5) with FirstPro and other vendors. Upon completion and rental of additional space on

specific properties, the holder may elect to exercise the options and receive Trust Units, in the case of the Development Agreements options, and Class B Units by exchanging Class C Units, in the case of the Exchange Agreement options. The option strike prices were based on the market price of Trust Units on the date the substantive terms were agreed upon and announced. No options were exercised during the year ended December 31, 2003.

Date options were granted	Strike price $	Total options granted	Options exercised 2004	Options exercised 2005	Options outstanding at Dec 31, 2005	Proceeds 2004 $	Proceeds 2005 $
Development acquisition agreements							
October 2003	10.00	199,475	139,311	47,476	12,668	1,394	475
October 2003	10.50	1,800,000	30,773	661,206	1,108,021	323	6,943
		1,999,475	170,084	708,682	1,120,709	1,717	7,418
Development management agreements							
February 2004	14.00	1,860,000	210,574	429,514	1,219,912	2,948	6,013
May 2004	15.25	1,150,000	335,959	683,527	130,514	5,123	10,424
November 2004	17.80	345,000	-	165,359	179,641	-	2,943
March 2005	19.60	225,000	-	-	225,000	-	-
July 2005	20.10	2,500,000	-	262,672	2,237,328	-	5,280
		6,080,000	546,533	1,541,072	3,992,395	8,071	24,660
		8,079,475	716,617	2,249,754	5,113,104	9,788	32,078
Exchange agreement							
July 2005	20.10	8,500,000	-	330,667	8,169,333	-	6,646

d) Unit option plan

On July 7, 2003, 560,000 unit options expiring on July 7, 2008 were granted at a strike price of $10 per unit to employees and trustees. The status of the outstanding unit options as at December 31, 2005 is as follows:

	Outstanding	Vested
Balance - January 1, 2004	545,000	425,000
Vested	-	60,000
Exercised	(221,600)	(221,600)
Balance - December 31, 2004	323,400	263,400
Vested	-	60,000
Exercised	(318,400)	(318,400)
Balance - December 31, 2005	5,000	5,000

The Trust does not intend to issue any further options under this plan. The remaining options were exercised on January 13, 2006.

e) Warrants

In 2003, Calloway issued 1,000,000 warrants to FirstPro as part of a purchase agreement and in 2004 all warrants were exercised for Trust Units at a strike price of $10.50 per unit.

f) Deferred unit plan

During 2005, the Trust implemented a deferred unit plan. The plan entitles trustees and officers, at the participant's option, to receive deferred units in consideration for trustee fees or executive bonuses with the Trust matching the number of units received. The deferred units vest 50% on the third anniversary and 25% on each of the fourth and fifth anniversaries, subject to provisions for earlier vesting in certain events. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units (i.e., had they instead been issued as Trust Units on the date of grant). Once vested, participants are entitled to receive an equivalent number of Trust Units for the vested deferred units and the corresponding additional deferred units.

The deferred unit plan was approved by unitholders on July 7, 2005 and the Trust granted 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was defined to be a change of control for purposes of the deferred unit plan. This resulted in the immediate vesting of all outstanding deferred units at this date and the recognition of all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses. The amount expensed was $858.

The status of the outstanding deferred units as at December 31, 2005 is as follows:

	Outstanding	Vested
Deferred units granted and vested on July 7, 2005	71,544	71,544
Deferred units granted	12,069	-
Additional deferred units earned on vested deferred units	2,326	2,326
Additional deferred units earned on unvested deferred units	46	-
Balance - December 31, 2005	85,985	73,870

g) Distribution reinvestment plan

The Trust enables holders of Trust Units to reinvest their cash distributions in additional units of the Trust at 97% of the weighted average unit price over the ten trading days prior to the distribution. The 3% bonus amount is recorded as an additional distribution and reinvestment.

h) Convertible debentures

During the year ended December 31, 2005, $31,875 (2004 - $450) of face value of the Convertible Debentures were converted into 1,875,036 (2004 - 26,470) Trust Units. The face value of the Convertible Debentures, net of a discount of $1,278 (2004 - $nil), plus a proportionate share of the equity component in the amount of $1,261 (2004 - $18), net of applicable unamortized deferred financing costs of $1,201 (2004 - $nil), was added to Trust Unit capital.

12. Amortization expense

Amortization expense consists of the following:

	2005 $	2004 $
Income properties		
Tangible assets	35,512	13,242
Intangible assets	30,042	9,346
Deferred leasing costs	123	45
	65,677	22,633

13. Net income per unit

The following table sets forth the weighted average number of units outstanding for income per unit purposes:

	2005	2004
Trust Units	**43,185,598**	26,190,956
Class B Units	**6,181,148**	-
Vested deferred units	**35,483**	-
Basic	**49,402,229**	26,190,956
Effect of dilutive securities		
Unit options	**88,086**	147,571
Warrants	-	148,666
Diluted	**49,490,315**	26,487,193

The impact of the potential exercise of Development Agreement options and Exchange Agreement options have not been included in the calculation of the weighted average diluted number of units outstanding because the conditions necessary for their issuance were not satisfied as at December 31, 2005 or December 31, 2004. The impact of the unvested deferred units and the potential conversion of the Convertible Debentures into Trust Units has not been included in the calculation of the diluted number of units outstanding, as at December 31, 2005 and December 31, 2004, as it has been determined to be anti-dilutive.

14. Supplemental cash flow information

The following summarizes supplemental cash flow information and non-cash transactions:

(in thousands of dollars, except unit and per unit amounts)	2005 $	2004 $
Interest paid	54,605	23,962
Interest received	4,238	2,213
Mortgages assumed on acquisitions	385,207	29,106
Vendor take-back mortgages obtained on acquisitions	39,088	49,803
Units issued as consideration for acquisitions	288,724	9,783
Development Agreement options and Exchange Agreement options issued as consideration for acquisitions	10,675	-
Liabilities assumed on acquisitions	7,733	10,373
Units issued under the distribution reinvestment plan	3,316	518
Units issued on conversion of debentures	29,396	450
Mortgages assumed by purchasers on sale of income properties	30,840	-
Distributions payable at year-end	8,373	3,493
Liabilities at year-end relating to additions to income properties and properties under development	10,479	4,100

15. Related party transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but that result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

As at December 31, 2005, FirstPro owned 8,054,001 Trust Units and 10,588,716 Class B Units, which represent approximately 26.8% of the issued and outstanding Trust Units and Class B Units, combined. FirstPro has options to acquire approximately 4,915,770 Trust Units pursuant to Development Agreements and approximately 7,746,330 Class B Units pursuant to the Exchange Agreement. Pursuant to its rights under the Declaration of Trust, as at December 31, 2005, FirstPro has nominated three trustees out of nine.

In addition to related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following summarizes related party transactions and balances with FirstPro and other related parties:

(in thousands of dollars, except unit and per unit amounts)	2005 $	2004 $
Related party transactions and balances with FirstPro		
Property management fees paid (included in property operating costs)	**4,260**	1,775
Development fees and other fees paid (capitalized to properties under development)	**2,391**	1,470
Interest expense (capitalized to properties under development)	**736**	190
Interest income from mortgages and loans receivable	**3,332**	2,029
Opportunity fees, head lease rents and operating cost recoveries received (included in rentals from income properties)	**4,327**	2,681
Rent and operating costs paid (included in general and administration expenses)	**30**	-
Legal and other administration services included in general and administration expenses	**288**	-
Finance and leasing fees included in deferred financing costs and deferred leasing costs, respectively	**780**	-
Amounts receivable	**4,176**	174
Accounts payable and accrued liabilities	**4,668**	2,187
Other related party transactions and balances		
Legal fees paid to a legal firm in which a partner is a trustee	**1,456**	1,130
Consulting fees paid to a trustee for consulting services related to public offerings	**398**	481
Property management and leasing fees paid to a company in which trustees of the Trust are officers and a director	**67**	25
Interest income from mortgages receivable	**192**	192
Amounts receivable	**16**	-

16. Co-ownership interests

The following amounts, included in these consolidated financial statements, represent the Trust's proportionate share in co-ownership interests:

	2005 $	2004 $
Balance sheets		
Assets	365,914	54,270
Liabilities	(215,872)	(31,885)
Net assets	150,042	22,385
Statements of operations		
Revenue	23,393	4,202
Expenses	22,894	4,767
Net income (loss)	499	(565)
Statements of cash flows		
Cash flows resulting from		
Operating activities	17,627	869
Financing activities	297,829	1,617
Investing activities	(317,047)	(23,719)

Management believes that the assets of the co-ownerships are sufficient for the purpose of satisfying such obligations. The remaining interests in these co-ownerships are owned by FirstPro (two properties) and third parties (five properties). The Trust's interests in these co-ownerships range from 49.9% - 60%.

17. Segmented information

The Trust owns, develops, manages and operates income properties located in Canada. In measuring performance, the Trust does not distinguish or group its operations on a geographical or any other basis and, accordingly, has a single reportable segment for disclosure purposes.

The Trust's major tenant is Wal-Mart Canada Inc., accounting for 30.45% of the Trust's December 2005 rental revenue (2004 - 32.17%).

18. Assets held for sale, assets sold and discontinued operations

During January 2005, the Trust completed the sale of two buildings

for gross proceeds of $69,250, resulting in a gain on sale of $12,223. Both properties had been classified as held for sale at December 31, 2004. The purchaser of one of the properties assumed a mortgage of $23,007.

On April 15, 2005, the Trust completed the sale of a retail property for gross proceeds of $1,275, resulting in a gain on sale of $368.

On May 18, 2005, the Trust completed the sale of the three industrial buildings located in Winnipeg for gross proceeds of $9,300, resulting in a gain on sale of $747. The purchaser assumed mortgages totalling $5,269.

On December 1, 2005, the Trust completed the sale of two industrial properties located in Calgary, for gross proceeds of $5,500, resulting in a gain on sale of $921. The purchaser assumed mortgages totalling $2,564.

During the quarter ended June 30, 2005, the Trust had approved a plan and initiated a program to dispose of Canadian Commercial Centre, a 124,678 square foot industrial property in Calgary, Airtech Centre, a 112,744 square foot industrial property in Vancouver, and British Colonial Building, a 17,536 square foot retail property in Toronto, and accordingly, had designated these properties as held for sale. No impairment losses were recorded on these properties. At December 31, 2005, the Trust determined that Airtech Centre and British Colonial Building no longer qualified for held for sale treatment and these two properties were reclassified as held and used. At December 31, 2005, Canadian Commercial Centre continues to be designated as held for sale (note 23).

The following tables set forth the balance sheets associated with the property classified as held for sale as at December 31, 2005 and the properties classified as held for sale as at December 31, 2004 and the statements of income for properties sold and held for sale for the years ended December 31, 2005 and 2004:

(in thousands of dollars, except unit and per unit amounts)	2005 $	2004 $
Balance sheets		
Assets		
Income properties	6,523	73,971
Deferred leasing costs	236	1.027
Deferred financing costs	14	80
Amounts receivable	415	462
	7,188	75.540
Liabilities		
Term mortgages	4,056	39,377
Accounts payable and accrued liabilities	143	587
	4,199	39,964
Net investment in properties held for sale	2,989	35,576
Statements of income		
Rentals from income properties	2,104	12,339
Expenses		
Property operating costs	980	5,391
Interest	570	2,572
Amortization	191	1.503
	1,741	9,466
Income before gain on sale of income properties	363	2.873
Gain on sale of income properties	14,259	-
Income from discontinued operations	14,622	2,873

19. Income taxes

The Trust is taxed as a Mutual Fund Trust for Canadian income tax purposes. The Trust is required by its declaration of trust to distribute all of its taxable income to unitholders, which enables the Trust to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is recorded in the consolidated financial statements.

The carrying values of the Trust's net assets at December 31, 2005 exceed their tax basis by approximately $160,982 (2004 - $6,000).

20. Risk management and fair values

The Trust is exposed to certain financial risks, including changes in interest rates, the credit quality of its tenants and environmental matters. The Trust manages these risks as follows:

a) Interest rate risk

The majority of the Trust's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to changes in interest rates.

A portion of the Trust's debt is financed at variable rates. From time to time, the Trust may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount. As at December 31, 2004, $15,000 of the variable rate debt was subject to interest rate swap agreements, which had a nominal fair value and which matured in February 2005. There were no interest rate swaps or other derivative financial instruments outstanding as at December 31, 2005.

b) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies. Further risks arise in the event that borrowers default on the repayment of amounts owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of mortgages and loans receivable.

c) Environmental risk

As an owner of real property, the Trust is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide a range of potential liability, including potentially significant penalties, and potential liability for the costs of removal or remediation of certain hazardous substances. The presence of such substances, if any, could adversely affect the Trust's ability to sell or redevelop such real estate or to borrow using such real estate as collateral and, potentially, could also result in civil claims against the Trust. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site.

The Trust has obtained environmental insurance on certain assets to further manage risk.

21. Commitments and contingencies

The Trust has certain obligations and commitments pursuant to Development Agreements as disclosed in notes 4 and 5(a) and also has entered into various development contracts totalling $11,485. In addition, the Trust is committed to complete the acquisition of two properties under development, as disclosed in note 3(a).

The Trust has entered into agreements with FirstPro in which the Trust will lend monies to FirstPro as disclosed in note 6(a). The maximum amount that may be provided under the agreements totals $54,450.

One of the Trust's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the Trust has an option to extend for a further ten years.

Letters of credit totalling $17,795 have been issued on behalf of the Trust by the Trust's bank as security for mortgages and for maintenance obligations to municipal authorities.

The Trust indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the Trust to the extent permitted by law.

The Trust, in the normal course of operations, is subject to a variety of legal and other claims. Management and the Trust's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes that the outcome of current legal and other claims filed against the Trust will not have a significant impact on the Trust's consolidated financial statements.

22. Comparative figures

Certain of the comparative figures have been reclassified from statements previously issued to conform to the presentation in the 2005 consolidated financial statements.

23. Subsequent events

In January and February 2006, the Trust entered into two agreements with FirstPro in which the Trust will lend up to $33,900 for use in acquiring and developing certain properties in Caledon, Ontario and Barrie, Ontario. These mortgage receivables bear interest at 7.25% to 7.50%, which accrues up to a maximum of $5,660 and thereafter is payable monthly. The Trust has the option, during the first four years after the initial advances, to acquire a 50% interest in the properties upon substantial completion of development of the properties at an agreed upon formula. The principal amount of the mortgage receivables, including accrued interest, is repayable six years after the initial advances if the options are not exercised. The mortgage receivables are secured by second charges on the properties, assignment of rents and leases, and general security agreements. In addition, companies affiliated with FirstPro have provided certain limited indemnities

and guarantees. As at February 24, 2006, $10,315 has been advanced under these agreements.

In January and February 2006, pursuant to the Development Agreements referred to in notes 4 and 5(a), the Trust completed or acquired 101,056 square feet of development space from FirstPro for a cost of $23,499. FirstPro elected to receive consideration of $7,703 in Trust Units (480,998 Trust Units) and consideration of $1,261 in Class B Units (62,733 Class B Units). On February 10, 2006, the Trust completed the acquisition of a 51,060 square foot retail property in Calgary, Alberta for a purchase price of $10,500. The purchase price was paid in cash.

On February 20, 2006, the Trust completed the acquisition of a 14.53 acre development property in Burlington, Ontario for a purchase price of $11,264. The purchase price was paid in cash.

The Trust has entered into two agreements to acquire two retail income properties (330,393 square feet) in Ontario at a purchase price of approximately $63,100 to be paid for by assuming an existing mortgage, issuance of equity units and cash. The acquisitions are contingent on the Trust performing its due diligence to its satisfaction. The expected closing is in April 2006.

The Trust has entered into contracts to acquire interests in four retail income properties (154,784 square feet) from FirstPro at a price of approximately $40,000 to be paid for by issuance of equity units and cash. Included in the four, are two properties (85,632 square feet) where the Trust has exercised its option to acquire the remaining 50% interest that the Trust does not already own at a price of approximately $11,000. The acquisitions are contingent on the Trust performing its due diligence to its satisfaction. The expected closing is in April 2006.

EXCEPTIONAL GROWTH OVER THE YEARS

($000's except per unit and other data	2002[1]	2003	2004	2005
	$	$	$	$
Total assets	108,716	228,915	1,014,618	2,564,088
Total debt	56,239	117,137	560,695	1,447,379
Unitholder's equity	51,288	106,045	391,506	1,058,027
Revenue	3,753	12,838	85,158	201,145
Net income	1,261	8,961	13,415	26,752
Net income per unit - basic	$0.792	$1.292	$0.512	$0.542
Net income per unit - diluted	$0.792	$1.290	$0.506	$0.541
Funds from operations	1,320	8,667	37,551	79,035
Funds from operations per unit - basic	$0.829	$1.250	$1.434	$1.600
Funds from operations per unit - diluted	$0.829	$1.248	$1.392	$1.571
Total units outstanding	5,951,535	11,297,692	33,263,171	69,475,220
Number of properties	12	23	55	96
Net rentable area (square feet)	1,000,401	1,850,078	7,532,454	14,555,873
Occupancy	96.4%	97.9%	97.8%	99.2%

1. Six months ended December 31, 2002

CORPORATE INFORMATION

TRUSTEES

Simon Nyilassy
President, Chief Executive Officer
Calloway Real Estate Investment Trust

David M. Calnan [3]
Partner, Shea Nerland Calnan

Mitchell Goldhar [3]
President, Chief Executive Officer
FirstPro Group of Companies

Peter Forde [3]
Executive Vice President
FirstPro Group of Companies

Al Mawani [1]
Managing Partner
Exponent Capital Partners Inc.

Jamie M. McVicar [1,2]
Chief Financial Officer
Devonian Properties Ltd.

Kevin B. Pshebniski [1,3]
President,
Hopewell Development Corporation

J. Michael Storey [2,3]
President,
Exeter Financial Corp.

Michael Young [2]
Principal,
Quadrant Capital Partners Inc.

SENIOR MANAGEMENT

Simon Nyilassy
President, Chief Executive Officer

Bart Munn
Chief Financial Officer

Marc Charlebois
Chief Operating Officer

1. Audit Committee 2. Compensation and Corporate Governance Committee 3. Investment committee

UNITHOLDER INFORMATION

BANKERS

TD Bank Financial Group
Toronto, Ontario

AUDITORS

Pricewaterhouse Coopers LLP
Toronto, Ontario

LEGAL COUNSEL

Shea Nerland Calnan
Calgary, Albertar

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

INVESTOR RELATIONS

Bart Munn
T: (905) 326-6400 x7631
F: (905) 326-0783
E-mail: investorrelations@callowayreit.com

CORPORATE HEAD OFFICE

Calloway Real Estate Investment Trust
700 Applewood Cres, Suite 200
Vaughan, Ontario L4K 5X3
T: (905) 326-6400 F:(905) 326-0783
W: www.callowayreit.com

EXCHANGE LISTING

Toronto Stock Exchange
Trust Units **CWT.UN.**
Convertible Debentures **CWT.DB**

UNITHOLDER DISTRIBUTION REINVESTMENT PLAN

Unitholders who elect to participate will see their monthly cash distributions automatically reinvested in units of Calloway at a price equal to 97% of the average TSX market price over the 10 business days preceding the monthly distribution date.

Dividend Reinvestment Department
Computershare Trust Company of Canada,
100 University Avenue, 9th Floor,
Toronto, Ontario, M5J 2Y1
T: 1-800-564-6253
services@computershare.com

ANNUAL GENERAL MEETING

Tuesday, May 16, 2006 at 10:30 am, TSX
Broadcast & Conference Centre
The Exchange Tower
130 King St. W
Toronto, On
M5X 1J2


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Corporate Head Office
700 Applewood Cres. Suite 100 Vaughan, On L4K 5X3
t: 416 760-6200 f: 416 760-6200

www.callowayreit.com




CALLOWAY
REAL ESTATE INVESTMENT TRUST

CALLOWAY REAL ESTATE INVESTMENT TRUST

Supplemental Information Package

For the three months ended June 30, 2005

Calloway Real Estate Investment Trust
310, 855 – 8th Avenue SW
Calgary, AB, T2P 3P1
Tel: (403) 266-6442 Fax: (403) 266-6522

www.callowayreit.com

Index

List of Figures

Forward Looking Statements.
Certain information contained in this Supplemental Information Package may contain forward-looking statements regarding Calloway Real Estate Investment Trust ("Calloway" or "REIT") and property performance. Future results could vary materially from actual results depending on risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the REIT operates. The REIT assumes no obligation to update this information.

General Information

Stock Exchange Listing:	The Toronto Stock Exchange (TSX)	
Trading Symbols:	Trust Units	CWT.UN
	6.0% Convertible Debentures	CWT.DB
Corporate Office:	**Calloway Real Estate Investment Trust** #310, 855- 8th Avenue SW Calgary, AB, T2P 3P1 Canada Tel: (403) 266-6442 Fax: (403) 266-6522	
Senior Management:	Simon Nyilassy	President and CEO
	Mark Suchan	Chief Financial Officer
	Keith McRae	Director of Operations
Transfer Agent & Registrar:	**Computershare Share Trust Company of Canada** 100 University Avenue, 9th Floor Toronto, ON, M5J 2Y1	
Auditor:	**Kenway Mack Slusarchuk Stewart LLP** 220, 333 – 11th Avenue SW Calgary, AB, T2R 1L9	
Legal Counsel:	**Shea Nerland Calnan** 1900, 715 - 5th Avenue SW Calgary, AB, T2P 2X6	

Distribution Reinvestment Plan

Unitholders who elect to participate will have their monthly cash distributions automatically reinvested in units of Calloway at a price equal to 97% of the average TSX market price over the 10 business days preceding the monthly distribution date.

Calloway's DRIP will be administered by Computershare Trust Company of Canada. Interested unitholders can also obtain an information package and the necessary registration forms from, or direct any inquiries/concerns regarding the DRIP to, Computershare Trust Company of Canada via telephone at 1-800-564-6253 or via mail at:

Calloway Real Estate Investment Trust
c/o Computershare Trust Company of Canada
100 University Avenue,
9th Floor, Toronto, ON, M5J 2Y1
Canada
Attention: Dividend Reinvestment Department

Distribution History

Per unit, paid monthly

	2005	2004	2003	2002
January	$0.1050	$0.0959	$0.0959	n/a
February	$0.1050	$0.0959	$0.0959	n/a
March	$0.1050	$0.0959	$0.0959	n/a
April	$0.1133	$0.1000	$0.0959	n/a
May	$0.1133	$0.1000	$0.0959	n/a
June	$0.1133	$0.1000	$0.0959	n/a
July	-	$0.1050	$0.0959	n/a
August	-	$0.1050	$0.0959	n/a
September	-	$0.1050	$0.0959	n/a
October	-	$0.1050	$0.0959	n/a
November	-	$0.1050	$0.0959	$0.0959
December	-	$0.1050	$0.0959	$0.0959
TOTAL	$0.6549	$1.2177	$1.1508	$0.1918

Average Unit Trading Price

	2005	2004	2003	2002
1st Quarter	$18.64	$15.28	$9.52	n/a
2nd Quarter	$20.06	$14.71	$9.59	n/a
3rd Quarter		$15.98	$10.46	n/a
4th Quarter		$17.60	$12.45	$9.77
YTD/Annual		$15.73	$11.04	$9.77
Closing trading price at end of period	**$21.43**	**$18.75**	**$13.75**	**$9.85**

Average Daily Volume of Units Traded

	2005	2004	2003	2002
1st Quarter	60,368	123,268	5,169	n/a
2nd Quarter	67,421	87,914	8,867	n/a
3rd Quarter		92,322	26,003	n/a
4th Quarter		64,560	25,145	24,917
ANNUAL		**92,140**	**16,296**	**24,917**

Market Capitalization Summary

Date	Total Units Outstanding	Share Price per Unit	Market Capitalization
June 30, 2005	38,086,645	$21.43	$816,196,802
March 31, 2005	36,704,479	$17.65	$647,834,054
December 31, 2004	33,263,171	$18.75	$623,684,456
December 31, 2003	11,297,692	$13.75	$155,343,265
December 31, 2002	5,951,535	$9.85	$58,622,620

Units Outstanding For The Three Months Ended June 30, 2005

Description	Units	Options[1]	Debentures[2]	Deferred Units[3]
Balance, March 31, 2005	**36,704,479**	**238,400**	**53,569**	**51,641**
Units issued pursuant to offering				
Units issued pursuant to development agreements	227,112			
Units issued pursuant to distribution reinvestment plan	13,998			
Deferred units issued				7,462
Options exercised	30,000	<30,000>		
Debentures exercised	1,111,056		<18,888>	
Balance June 30, 2005	**38,086,645**	**208,400**	**34,681**	**59,103**

[1] Each option has an exercise price of $10.00 per unit.
[2] Each debenture has a face value of $1,000 and is convertible into units at an exercise price of $17.00 per unit.
[3] Unitholders approved Deferred Unit Plan on July 7, 2005.

Geographical Distribution

Annualized Gross Rental Revenue by Province

Province	%
Ontario	31.36%
Quebec	16.82%
British Columbia	14.57%
Alberta	11.62%
Manitoba	7.18%
Newfoundland	6.57%
Saskatchewan	4.80%
New Brunswick	3.10%
Nova Scotia	2.70%
PEI	1.28%



Annualized Gross Rental Revenue by Province
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Percentage
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
New Brunswick
Nova Scotia
PEI
Newfoundland
Province

Figure 1: Annualized Gross Revenue by Province

Area by Province

Province	Area	%
Ontario	2,592,482	29.47%
Quebec	1,475,454	16.77%
British Columbia	1,277,556	14.52%
Alberta	1,112,731	12.65%
Newfoundland	684,208	7.78%
Manitoba	571,133	6.49%
Saskatchewan	432,039	4.91%
New Brunswick	266,477	3.03%
Nova Scotia	240,080	2.73%
PEI	145,122	1.65%


Area by Province
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Percentage
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
New Brunswick
Nova Scotia
PEI
Newfoundland
Province

Figure 2: Area by Province

Individual Property Summary

(June 30, 2005)

Occupancy by Asset

Asset	Location	Occupancy	Owned Rentable Area	Owned Rentable Anchor Area[1]	Non Owned Anchors' Area	Anchors and Major Tenants
Retail						
Ontario						
Ancaster Wal-Mart Centre	Ancaster, Ontario (GTA)	100.00%	125,488	111,205	50,000	Wal-Mart, Canadian Tire*
Barrie Wal-Mart Centre	Barrie, Ontario	97.98%	201,632	128,548	81,373	Wal-Mart
Bolton Wal-Mart Centre	Bolton, Ontario	100.00%	109,910**	65,783	100,000	Wal-Mart, Loblaw's*
Brampton North Centre	Brampton, Ontario (GTA)	100.00%	27,411	-	105,855	Loblaw's
Brampton East Centre	Brampton, Ontario (GTA)	100.00%	17,163	-	218,270	Canadian Tire*, Home Depot*
British Colonial Building	Toronto, Ontario	75.18%	17,356	-	-	
Burlington/ QEW Centre	Burlington, Ontario (GTA)	100.00%	73,616	-	133,060	Home Depot*, Staples
Burlington North Wal-Mart Centre	Burlington, ON	100.00%	36,787	-	132,000	Wal-Mart
Cobourg Wal-Mart Centre	Cobourg, ON	100.00%	127,275	110,520	-	
HuntsvilleWal-Mart Centre	Huntsville, ON	100.00%	111,008	84,861	70,000	Wal-Mart, Loblaw's*
Kapuskasing Wal-Mart Centre	Kapuskasing, Ontario	100.00%	65,592	61,087	-	Wal-Mart
London Argyle Wal-Mart Centre	London, Ontario	100.00%	352,481	128,638	-	Wal-Mart, Loblaws, Winners, Sport Chek
Owen Sound Wal-Mart Centre	Owen Sound, Ontario	93.14%	140,338	105,963	131,000	Wal-Mart, Home Depot*
Pembroke Wal-Mart Centre	Pembroke, Ontario	100.00%	11,247	-	100,000	Wal-Mart*, Boston Pizza, Reitmans
Sarnia Price Chopper Centre	Sarnia, Ontario	100.00%	74,701	49,152	-	Sobey's
Scarborough/401 Centre	Scarborough, Ontario (GTA)	100.00%	61,491	-	111,647	Home Depot*
St. Catharines (W) Wal-Mart Centre	St. Catharines, Ontario	91.49%	286,876	127,791	75,240	Wal-Mart, Loblaws*, Canadian Tire*
St. Thomas Wal-Mart Centre	St. Thomas, Ontario	88.01%	150,542	106,624	57,500	Wal-Mart, Loblaws, Canadian Tire
Whitby (N) Wal-Mart Centre[2]	Whitby, Ontario	100.00%	139,063**	79,634	100,000	Wal-Mart, Loblaw's*

Windsor Wal-Mart Centre	Windsor, Ontario	94.57%	195,833	129,121	-	Wal-Mart
Woodstock Wal-Mart Centre	Woodstock, Ontario	97.54%	216,210	130,387	79,567	Wal-Mart, Canadian Tire*
Yonge Aurora Centre	Aurora, Ontario (GTA)	100.00%	50,463	-	63,500	Winners, Canadian Tire*
Quebec						
Anjou Home Outfitters Centre	Anjou, Quebec	100.00%	42,431	40,030	-	Home Outfitters
Laval Power Centre	Laval, Quebec (Montreal)	100.00%	274.640**	63,976	124,000	Wal-Mart, Rona, Sobey's*, Canadian Tire*
Montreal (Mascouche) Wal-Mart Centre	Mascouche, Quebec (Montreal)	95.27%	352,361	106,141	100,000	Wal-Mart, Sobey's, Rona*
Montreal (Valleyfield) Wal-Mart Centre	Salaberry du Valleyfield, Quebec (Montreal)	100.00%	159,661	107,128	-	Wal-Mart
Quebec City (Beauport) Wal-Mart Centre	Quebec City, Quebec	100.00%	165,029	128,206	118,806	Wal-Mart, Canadian Tire*
Rimouski Wal-Mart Centre	Rimouski, Quebec	100.00%	156,698	127,087	110,500	Wal-Mart
Saint-Constant Walt-Mart Centre	St. Constant, Quebec	100.00%	165.442**	74,084	95,000	Wal-Mart, Home Depot*
Saint-Jean Sur Richelieu Wal-Mart Centre	Saint-Jean sur Richelieu, Quebec	100.00%	157,643	127,356	80,000	Wal-Mart, Loblaws*
Alberta						
Crowchild Corner	Calgary, Alberta	100.00%	23,377	-	-	
Edmonton NE Wal-Mart Centre	Edmonton, Alberta	100.00%	214,590	130,718		Wal-Mart, Michael's
Lethbridge South Wal-Mart Centre	Lethbridge, Alberta	100.00%	190,943	128,477	95,000	Wal-Mart, Home Depot*
Lloyd Mall	Lloydminster, Alberta	98.23%	205,039	108,709	-	Sears, Canada Safeway, Zellers
Namao Centre	Edmonton, Alberta	100.00%	33,600	-	50,000	Shoppers Drug Mart, Sobeys*
Spruce Grove Wal-Mart Centre	Spruce Grove, Alberta (Edmonton)	100.00%	60,771	-	106,000	Wal-Mart*
St. Albert Wal-Mart Centre	St. Albert, Alberta (Edmonton)	100.00%	159,839	128,159	91,737	Wal-Mart, Totem*, Save on Foods*
British Columbia						
Courtenay Wal-Mart Centre	Courtenay, BC	95.42%	232,744	106,642	-	Wal-Mart, Future Shop
Cranbrook Wal-Mart Centre	Cranbrook, BC	100.00%	117,165	107,158	185,556	Wal-Mart, Superstore*, Totem*
Langley Wal-Mart Centre	Langley, BC (Greater Vancouver)	100.00%	326,031	129,311	172,161	Wal-Mart, London Drugs
Kamloops Wal-Mart Centre	Kamloops, BC	100.00%	217,252	128,609	-	Wal-Mart
Vernon Wal-Mart Centre	Vernon, BC	94.68%	180,372	107,655	50,300	Wal-Mart

Sumas Way Centre	Abbotsford, BC	98.9%	91,248	43,088	-	Sears, Home Outfitters
Manitoba						
Winnipeg West Wal-Mart Centre	Winnipeg, Manitoba	94.44%	274,614	128,104	75,240	Wal-Mart, Sobeys
Winnipeg (C) Wal-Mart Centre	Winnipeg, Manitoba	100.00%	33,937	-	100,000	Wal-Mart*,
Winnipeg South Wal-Mart Centre	Winnipeg, Manitoba	100.00%	262,582**	77,579		Wal-Mart, Safeway
Nova Scotia						
Halifax Bayers Lake Centre	Halifax, Nova Scotia	100.00%	76,135**	-	300,000	Loblaws*, Winners, Wal-Mart*
New Minas Wal-Mart Centre	New Minas, Nova Scotia	100.00%	45,487	-	100,000	Wal-Mart*
Truro Wal-Mart Centre	Truro, Nova Scotia	94.84%	118,458	106,329	-	Wal-Mart
Newfoundland						
Corner Brook Wal-Mart Centre	Corner Brook, Newfoundland	100.00%	168,425	106,352	135,240	Wal-Mart, Canadian Tire*, Loblaws*
St. John's Wal-Mart Centre	St. John's, Newfoundland	100.00%	243,031	131,001	165,351	Wal-Mart, Loblaws*, Staples
St. John's (Stavanger) Wal-Mart Centre	St. John's, Newfoundland	100.00%	272,752	128,273		Wal-Mart
New Brunswick						
Saint John Wal-Mart Centre	Saint John, New Brunswick	100.00%	266,477	128,375	102,122	Wal-Mart, Winners n' More
Saskatchewan						
Regina North Wal-Mart Centre	Regina, Saskatchewan	100.00%	209,695	127,862	-	Wal-Mart, Sobey's
Regina East Wal-Mart Centre	Regina, Saskatchewan	100.00%	222,344**	77,456		Wal-Mart, Michael's
PEI						
Charlottetown Wal-Mart Centre	Charlottetown, PEI	97.25%	145,122	104,392	150,000	Wal-Mart, Canadian Tire*, Loblaws*

		98.31%	8,459,166			
Industrial						
Airtech Centre	Vancouver, BC	100.00%	112,744	-	-	MTU Maintenance
Canadian Commercial Centre	Calgary, Alberta	100.00%	124,678	-	-	Winroc
Ecco Manufacturing Warehouse	Calgary, Alberta	100.00%	36,000	-	-	Ecco
Gesco Warehouse	Calgary, Alberta	100.00%	63,894	-	-	Gesco
		100.00%	337,316			

* Non-owned anchor

** CWT interest – Indicates Calloway's ownership interest (CWT owns a 50% interest in the Laval Power Centre, a 49% interest in Halifax Bayers Lake Centre and 60% interest in Bolton Wal-Mart Centre, Whitby (N) Wal-Mart Centre, Saint Constant Wal-Mart Centre, Regina East Wal-Mart Centre and Winnipeg South Wal-Mart Centre)

(1) Anchors are tenants in excess of 40,000 square feet

Top 25 Tenants by Gross Revenue

	Tenant	% of Gross Rental Revenue
1	Wal-Mart	33.63%
2	Reitmans Group	4.38%
3	Winners/Home Sense	3.55%
4	Mark's Work Wearhouse	3.16%
5	Best Buy/ Future Shop	2.93%
6	HBC/Zellers	2.83%
7	Staples/Business Depot	2.55%
8	Sobey's/IGA	2.43%
9	Cara Group	2.04%
10	Payless Shoesource	1.29%
11	Reno Depot	0.93%
12	Sport Chek – Intersport (Forzani's)	0.93%
13	London Drugs	0.92%
14	Everything for a Dollar	0.88%
15	Moores	0.88%
16	East Side Mario's	0.87%
17	EB Gameworld	0.83%
18	Michael's	0.81%
19	Sleep Country Canada	0.81%
20	Shoppers Drug Mart	0.78%
21	Old Navy	0.77%
22	Hallmark Cards	0.74%
23	CIBC	0.69%
24	Pier One	0.64%
25	A Buck or Two	0.64%

Lease Expiration Schedule

Expiries by Year, Area

	Area	% Area
2005	74,393	0.85%
2006	91,152	1.04%
2007	284,086	3.23%
2008	165,918	1.89%
2009	205,775	2.34%
2010	401,929	4.57%
2011	377,381	4.29%
2012	462,397	5.28%
2013	636,424	7.27%
2014	696,595	7.96%
2015	227,970	2.60%
2016	206,589	2.36%
2017	209,695	2.40%
2018	78,299	0.89%
2019	937,442	10.71%
2020	749,131	8.56%
Beyond	2,811,842	32.12%
Vacant	143,375	1.63%

Weighted Average Lease Expiry by Area = 11.70 Years

Area by Age

Area by Age

	Area	% Area
2000 - present	8,088,706	91.95%
1995 - 1999	125,488	1.43%
before 1994	583,088	6.63%



Area by Age
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
Percentage
2000 - present
1995 - 1999
before 1994
Period

Figure 3: Area by Age

Mortgages and Loans Receivable Summary

(June 30, 2005)

	Principal Amount	Interest Rate	Notes
HBP Retail	$1,000,000	12.00%	(1)
HDP Retail	$600,000	12.00%	(1)
Whitby	$3,047,306	9.00%	(2)
Kenora	$1,870,551	8.75%	(2)
Laval Centre 2000	$13,350,000	7.85%	(2)
Stratford	$4,265,000	9.25%	(2)
St. Laurent	$7,485,000	9.00%	(2)
First Pro Centres[4]	$11,575,170	Various	(3)
Total	**$43,193,027**		

(1) Calloway has option to purchase property when substantially completed.
(2) Calloway has option to purchase 50% interest in property when substantially completed.
(3) Loans provided to First Pro pursuant to development agreements on properties owned by Calloway.
(4) "First Pro Centres" refers to the nine properties acquired October 31, 2003.

Developable Square Feet

(June 30, 2005)

	Initial Estimate	Earn out[7]	Under Development[8]	Future	Adjustments[9]
First Pro Centres[1]	420,338	79,629	115,299	222,483	(2,927)
The Centres[2]	479,377	51,807	120,340	312,788	5,558
The Centres II[3]	374,938	95,261	129,821	143,728	(6,128)
Assigned Centres[4]	9,700	12,403	-	-	2,703
Phase I Centres[5]	206,088	-	179,429	30,100	3,441
Phase II Centres[6]	177,682	-	14,560	163,122	
	1,668,123	**239,100**	**559,449**	**872,221**	**2,647**

(1) "First Pro Centres" refers to the nine properties acquired October 31, 2003.
(2) "The Centres" refers to the twelve properties acquired February 16, 2004.
(3) "The Centres II" refers to the twelve properties acquired May 14, 2004.
(4) "Assigned Centres" refers to the interest in two properties acquired May 4, 2004.
(5) "Phase I Centres" refers to the six properties acquired November 30, 2004.
(6) "Phase II Centres" refers to the interests in eight properties acquired March 1, 2005.
(7) Tenant is in occupancy, paying rent and closing under development agreement completed.
(8) Tenant has executed offer to lease and space is under development.
(9) Adjustments are increases (decreases) to initial estimate due to certification of areas and change in site plans (due to such items as tenant requirements, zoning changes and parking considerations)

Funds from Operations ("FFO")

FFO is not defined by GAAP and is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of RealPac.

FFO is defined as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity accounted entities and joint ventures and noon-controlling interests are calculated to reflect funds from operations on the same basis as the consolidated properties.

(In thousands of dollars except per unit amounts)	Three Months Ended June 30	
	2005	2004
Net Income for the period	$ 4,615	$ 3,719
Add (deduct) items not affecting cash:		
Gain on sale of properties	(1,112)	-
Amortization of income properties - tangible components	5,631	3,090
Amortization of income properties - intangible components	4,960	1,924
Amortization of income properties - discontinued operations	134	523
Amortization - leasing costs	25	11
Funds from operations	$ 14,253	$ 9,267
Funds from operations per unit:		
Basic	$ 0.386	$ 0.352
Diluted	$ 0.377	$ 0.333

(In thousands of dollars except per unit amounts)	Six Months Ended June 30	
	2005	2004
Net Income for the period	$ 18,395	$ 6,830
Add (deduct) items not affecting cash:		
Gain on sale of properties	(13,338)	-
Amortization of income properties - tangible components	10,647	4,440
Amortization of income properties - intangible components	10,831	2,491
Amortization of income properties - discontinued operations	260	984
Amortization - leasing costs	37	20
Funds from operations	$ 26,832	$ 14,765
Funds from operations per unit:		
Basic	$ 0.755	$ 0.686
Diluted	$ 0.736	$ 0.667

Capital Expenditures (non-recoverable)

(Three Months Ended June 30, 2005)

Income properties - total	$	96,893
Deferred leasing costs - total		353,240
Income properties – excluding discontinued operations	$	21,085
Deferred leasing costs – excluding discontinued operations		108,932

FOURTH AMENDED AND RESTATED

DECLARATION OF TRUST

FOR

CALLOWAY REAL ESTATE INVESTMENT TRUST

S:\14000-14999\14968\Declaration of Trust\Declaration of Trust final fourth signed.doc

TABLE OF CONTENTS

CALLOWAY REAL ESTATE INVESTMENT TRUST

FOURTH AMENDED AND RESTATED DECLARATION OF TRUST

THIS DECLARATION OF TRUST made the 4th day of December, 2001, as amended and restated as of the 24th day of October, 2002, as further amended and restated as of the 31st day of October, 2003, as further amended and restated as of the 16th day of January, 2004 as further amended and restated as of the 7th day of July, 2005.

RECITAL

WHEREAS the Trust was established for the principal purpose of providing persons who may become the holders of Units ("Unitholders") of the Trust with an opportunity to invest in a trust owning a diversified portfolio of income-producing real property investments;

AND WHEREAS on December 4, 2001, ten initial Units of the Trust were issued to Laxus Holdings Inc. (the "Settlor");

AND WHEREAS, the Trust first amended this declaration of Trust on October 24, 2002 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on September 24, 2002;

AND WHEREAS, the Trust again amended this declaration of Trust on October 31, 2003 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on September 23, 2003;

AND WHEREAS, the Trust again amended this declaration of Trust on January 16, 2004 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on January 16, 2004;

AND WHEREAS the Trustees desire to further amend and restate this Declaration of Trust in the manner provided herein subject to the receipt of Unitholder consent, approval and ratification which was received at the meeting of Unitholders held on July 7, 2005;

AND WHEREAS, for greater certainty, the restatement of this Declaration of Trust shall not be deemed to constitute a termination of the Trust or a resettlement of this Declaration of Trust created hereby;

DECLARATION

NOW THEREFORE, the undersigned, being all of the Trustees, hereby confirm that they agree to hold in trust as trustees any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to them as such trustees, and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE 1
DEFINITIONS

1.1 Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Declaration of Trust, except where the context otherwise requires:

1.1.1 "**Adjusted Unitholders' Equity**" means, at any time, the aggregate of the amount of Unitholders' equity and the amount of accumulated depreciation recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles;

1.1.2 "**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

1.1.3 "**Annuitant**" means the annuitant of a registered retirement savings plan or a registered retirement income fund or a deferred profit sharing plan, all as defined in the *Income Tax Act* (Canada), or any other plan of which a Unitholder acts as trustee or carrier;

1.1.4 "**Associate**" means, where used to indicate a relationship between an individual and a corporation, an individual who beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the corporation, a spouse of such individual or an immediate family member of such individual and, where used to indicate a relationship between an individual and a partnership, a partner of that partnership and, if such partner is an individual, a spouse of such individual or an immediate family member of such individual;

1.1.5 "**Audit Committee**" means the committee established pursuant to Section 10.2;

1.1.6 "**Business Day**" means any day other than a Saturday, Sunday or a day on which the principal chartered banks located at Calgary, Alberta are not open for business during normal banking hours;

1.1.7 "**Chairman**", "**President**", "**Vice-President**" and "**Secretary**" shall mean the person(s) holding the respective office from time to time in accordance with section 3.10;

1.1.8 "**Declaration of Trust**" means this declaration of trust, as amended, supplemented or amended and restated from time to time;

1.1.9 "**Dissenting Offeree**" means, where a take-over bid is made for all of the Units other than those held by the Offeror, a holder of Units who does not accept the take-over bid and includes a subsequent holder of that Unit who acquires it from the first mentioned holder;

1.1.10 "**Distributable Income**" means, for any period, the consolidated net income of the Trust determined in accordance with Canadian generally accepted accounting principles, adjusted for: adding back decreases in rental from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of the differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on disposition of assets, and amortization of any net discount on long term debt assumed from vendors of properties at rates of interest less than fair value; deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of the differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value and to reflect any other adjustments determined by the Trustees in their discretion. Distributable Income may be estimated whenever the actual amount has not been fully determined, which estimates shall be adjusted as of the first Distribution Date by which the amount of such Distributable Income has been fully determined;

1.1.11 "**Distribution Date**" means, with respect to a distribution by the Trust:

1.1.11.1 a business day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and

1.1.11.2 for the month of December, December 31;

1.1.12 "**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Units without the payment of additional consideration therefore;

1.1.13 "**Gross Book Value**" means, at any time, the consolidated book value of the assets of the Trust, as shown on its then most recent consolidated balance sheet, plus the amount of accumulated amortization for buildings, tenant improvements, equipment, in place lease values, below and above market leases and tenant relationship values shown thereon;

1.1.14 "**Holland Cross Property**" shall mean the 271,000 square foot office and retail property located in Ottawa, Ontario to be acquired by the Trust pursuant to an agreement dated July 8, 2002;

1.1.15 "**Immediate Family Member**", when used to indicate a relationship with an individual, means a parent, child or sibling of such individual;

1.1.16 [Intentionally blank];

1.1.17 "**Initial Contribution**" means the amount of $10.00 transferred and paid by the Settlor to the Trustees on December 4, 2001 for the purpose of establishing the Trust;

1.1.18 "**Initial Trustees**" means J. Michael Storey, David M. Calnan, Jamie McVicar and Kevin Pshebniski;

1.1.19 "**Mortgage**" means, under applicable law, any mortgage, charge, bond, debenture, note or other evidence of indebtedness, in each case, which is directly or indirectly secured by Real Property;

1.1.20 "**Net Realized Capital Gains of the Trust**" for any year means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of (i) the amount of any capital losses of the Trust for the year and (ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust;

1.1.21 "**Net Recapture Income of the Trust**" for any year means the amount, if any, by which the amount required to be included in the income of the Trust for income tax purposes for such year in respect of recapture of capital cost allowance exceeds the amount permitted to be deducted under subsection 20(16) of the *Income Tax Act* (Canada) for such year;

1.1.22 "**Non-Resident**" means any person that is neither a Resident Canadian nor a Canadian partnership for the purposes of the *Income Tax Act* (Canada);

1.1.23 "**Offeree**" means a person to whom a Take-over Bid is made;

1.1.24 "**Offeror**" means a person, other than an agent, who makes a Take-over Bid, and includes two or more persons who, directly or indirectly,

1.1.24.1 make a Take-over Bid jointly or in concert; or

1.1.24.2 intend to exercise jointly or in concert voting rights attached to the Units for which a Take-over Bid is made;

1.1.25 "**Outside Trustee**" means a Trustee that is not a member of management of the Trust or any of its subsidiaries;

1.1.26 "**Real Property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or

otherwise), any interests in any of the foregoing and securities of corporations, trusts, limited partnerships or other legal entities whose sole or principal purpose and activity is to invest in, hold and deal in real property;

1.1.27 "**Register**" means the register which shall be established and maintained pursuant to section 6.16;

1.1.28 "**Resident Canadian**" means an individual who is a resident of Canada for purposes of the *Income Tax Act* (Canada);

1.1.29 "**Settlor**" means Laxus Holdings Inc.;

1.1.30 "**Special Unitholder**" means the holder of Special Voting Units;

1.1.31 "**Special Voting Unit**" means the non-participating, voting unit of the Trust, other than a Unit, that are more particularly described in section 6.1.3 that has been authorized and issued hereunder;

1.1.32 "**Take-over Bid**" has the meaning ascribed to such term in the *Securities Act* (Alberta), as amended from time to time;

1.1.33 "**Trust**" or "**Calloway**" means the Calloway Real Estate Investment Trust, the trust established hereunder;

1.1.34 "**Trust Property**", at any time, shall, unless the contrary intention appears in any particular instance or instances in this Declaration of Trust, mean such of the following moneys, properties and assets as are at such time held by the Trust or by the Trustees on behalf of the Trust;

1.1.34.1 the Initial Contribution;

1.1.34.2 all funds realized from the sale of Units from time to time;

1.1.34.3 all property of whatsoever nature and kind substituted by the Trustees for the foregoing moneys, properties or assets, in whole or in part, at any time and from time to time, all additional property of whatsoever nature and kind acquired, from time to time, by the Trustees that is to be held upon the trusts herein and all property substituted therefor, all property substituted for substituted property and shall include without limitation, all resultant assets and property, movable or immovable, tangible or intangible, and wheresoever situate anywhere in the world of any nature whatsoever and without limiting the generality of the foregoing, the Trust Property shall include all proceeds of policies of insurance, securities, shares, whether common or preferred or otherwise ranking, share warrants, bonds, debentures, bills of exchange or any other forms or evidence of title which may at any time hereafter be purchased or acquired by exchange or in any other manner whatsoever by the Trustees directly or indirectly as well as all interest, revenues and fruits which may at any time hereafter derive or accrue from any of the foregoing or from any part or parts thereof and shall further include the interest, revenue and fruits which may at any time ever be derived or accrued from dealing in or the investment of or the reinvestment or exchange, without limit, of the investments and the proceeds thereof flowing from the property of the Trust in any manner whatsoever;

1.1.34.4 any proceeds of disposition of any of the foregoing property; and

1.1.34.5 all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to the foregoing monies, properties or assets or such proceeds of disposition;

1.1.35 "**Trustee**" means, at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time, including, without limitation, so long as they remain as Trustees

each of the Initial Trustees; and "**Trustees**" means, at any time, all of the individuals each of whom is at that time a Trustee;

1.1.36 "**Trustees' Regulations**" means the regulations adopted by the Trustees pursuant to section 4.3;

1.1.37 "**Unit**" means a participating unit interest in the Trust more particularly described in section 6.1.2 below issued from time to time in accordance with the provisions hereof and includes a fraction of a participating unit of the Trust;

1.1.38 "**Unit Certificate**" shall have the meaning ascribed thereto in section 6.15;

1.1.39 "**Unitholder**" or "**holder of Units**" means a person whose name appears on the Register as a holder of Units and includes, for the purposes of sections 15.1, 15.2 and 15.4 only, any person who is a beneficial owner of a Unit; and

1.1.40 any reference to "**property**" or "**property of the Trust**" or "**assets**" or "**assets of the Trust**" includes, in each case, property and assets of the Trust and the Trust Property.

1.1.41 "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion hereof or thereof;

1.1.42 "**person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof.

1.2 References to Acts Performed by the Trust or Rights of the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust or to rights of the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof, or to rights of the Trustees, in their capacity as Trustees of the Trust, as the case may be.

1.3 Income Tax Act

In this Declaration of Trust, any reference to the "*Income Tax Act* (Canada)" or the "Income Tax Act" shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the regulations thereunder as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference herein to the *Income Tax Act* (Canada) or the *Income Tax Act* shall also include a reference to any applicable and corresponding provision under the income tax laws of a province or territory of Canada.

ARTICLE 2
THE TRUST

2.1 Initial Contribution, Acceptance and Trust Property

On December 4, 2001, the Settlor, irrevocably transferred the Initial Contribution to the Trustees for the purpose of establishing the Trust. Receipt of the Initial Contribution was acknowledged by the Trustees

and in consideration thereof the Settlor was thereby issued ten initial Units of the Trust. The Settlor thereby fully and finally, unconditionally and irrevocably, divested itself of the Initial Contribution and of any other property which is to be comprised within the Trust Property and further fully and finally, unconditionally and irrevocably, divested itself of all rights of ownership, possession, enjoyment or administration of the Trust Property and the Trustees thereby accepted the Initial Contribution and all other property or assets which may become the Trust Property on behalf of and for the benefit of the Unitholders, subject to the terms and provisions hereof (including any discretionary rights and powers granted the Trustees) such acceptance to include not merely the receipt or future receipt of the Trust Property but also the acceptance for the benefit of the Unitholders pursuant to the terms hereof, of all rights of ownership, possession, use, enjoyment and administration of the said Trust Property as referred to in the definition of Trust Property herein.

2.2 **Seizen**

The Trustees are hereby seized of the Trust Property, in trust, for the purpose of having, holding, using and administering the same as trustees for the account and benefit of the Unitholders pursuant to the terms hereof.

2.3 **Establishment of Trust**

The Trustees hereby accept the Trust hereby constituted and agree to hold the Trust Property transferred to them in trust from time to time for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trust and subject to the terms and conditions hereinafter set forth, such trust to constitute the Trust hereunder. The Trustees acknowledge that the Trust results from this Declaration of Trust, the transfer by the Settlor hereby made of the Initial Contribution from its patrimony to the patrimony of the Trust hereby constituted by the Settlor which the Settlor has appropriated to the particular purposes set forth herein, and each of the Trustees hereby undertakes and accepts to hold and administer such trust patrimony in accordance with the provisions hereof. Each of the Settlor and the Trustees confirms that the patrimony of the Trust has been hereby transferred in trust and constitutes a patrimony by appropriation, autonomous and distinct from that of the Settlor, the Trustees or any Unitholder. By the original Declaration of Trust, the Settlor appointed the Initial Trustees as Trustees. Article 3 hereof provides the mode of appointment and replacement of the Trustees. Subject to the provisions hereof, each of the Trustees elected or appointed pursuant to this Declaration of Trust shall have all of the powers set forth herein. To the extent required by applicable law, the Settlor hereby appoints the Unitholders as the sole beneficiaries of the Trust. The Units shall be issued upon the terms and subject to the conditions of the Declaration of Trust, and this Declaration of Trust shall be binding upon all Unitholders and by acceptance of the certificate representing any such Unit, the Unitholder thereof shall be deemed to agree to be bound by this Declaration of Trust.

2.4 **Name**

The Trust shall be known and designated as the Calloway Real Estate Investment Trust. As far as practicable and whenever lawful and convenient and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the affairs of the Trust, hold property, execute all documents and take all legal proceedings under that name.

2.5 **Use of Name**

If the Trustees determine that the use of the name set forth in section 2.4 is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.6 **Office**

The head office of the Trust is located at 1900, 715 – 5th Avenue SW, Calgary, Alberta, T2P 2X6, unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

2.7 **Nature of the Trust**

The Trust is an unincorporated open-end mutual fund trust. The Trust, the Units and its property shall be governed by the general law of trusts, except as such general law of trusts have been or is from time to time modified, altered or abridged for the trust by:

2.7.1 applicable laws and regulations or other requirements; and

2.7.2 the terms, conditions and trusts set forth in this Declaration of Trust.

The interest and rights generally of a Unitholder in the Trust shall be limited to the right to participate equally and ratably in distributions when and as declared by the Trustees as contemplated by Article 10 and distributions upon the termination of the Trust as contemplated in Article 14. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. The Trustees shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders and the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust.

2.8 **Trust Investments**

In accordance with paragraph 132(6)(b) of the *Income Tax Act*, the only undertaking of the Trust shall be as contemplated by the aforesaid provision of the *Income Tax Act*.

2.9 **Control and Administration of the Trust Property**

The control and administration of the Trust Property and the right to conduct the affairs of the Trust are vested exclusively in the Trustees and the Unitholders and Special Unitholders shall have no rights therein other than the rights specifically set forth in this Declaration of Trust and they shall have no right to compel any partition, division, dividend or distribution of the Trust Property or any of the other assets of the Trust, except as specifically provided herein. The Units and Special Voting Units shall be movable property and shall confer upon the holders thereto only the interest and rights specifically set forth in this Declaration of Trust.

ARTICLE 3
TRUSTEES AND OFFICERS

3.1 **Number**

There shall be no fewer than seven (7) nor more than twelve (12) Trustees. Subject to Section 3.11, the number of Trustees may be increased or decreased within such limits from time to time by the Trustees or the Unitholders, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third of the number of Trustees in office immediately following the last annual meeting of Unitholders.

3.2 **Trustees**

The Initial Trustees have been appointed by the Settlor in section 2.3 and each of the Initial Trustees hereby accepts such appointment and shall hold office (subject to Section 3.7) until his removal as aforesaid or until his successor is elected or appointed. Any one or more of the Trustees may be changed at any time or from time to time. The Initial Trustees are, pursuant to such appointment by the Settlor, J. Michael Storey, David M. Calnan, Kevin Pshebniski and Jamie McVicar.

3.3 **Qualifications of Trustees**

A Trustee shall be an individual. The following persons are disqualified from being a Trustee of the Trust:

3.3.1 Anyone who is less than eighteen years of age;

3.3.2 Anyone who does not have the full exercise of his civil rights;

3.3.3 Anyone who is of unsound mind and has been so found by a Court in Canada or elsewhere;

3.3.4 Anyone who has been placed under protective supervision; and

3.3.5 A person who has the status of a bankrupt.

Trustees are not required to hold Units. Notwithstanding anything herein contained to the contrary, and, to the fullest extent permitted by applicable law, all the acts of the Trustees otherwise in accordance with this Declaration of Trust shall be valid notwithstanding any temporary failure to comply with the provisions of this paragraph.

A majority of the Trustees shall be Resident Canadians.

3.4 **Intentionally deleted**

3.5 **Election of Trustees**

Subject to sections 3.1, 3.2, 3.3, 3.7 and 3.11, the election of the Trustees shall be by the vote of Unitholders at meetings of the Unitholders. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such person has either before or after such appointment or election, executed and delivered to the Trust an acceptance substantially as follows:

"To: Calloway Real Estate Investment Trust (the "Trust")

And to: The Trustees thereof

The undersigned hereby accepts to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's appointment or election as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Fourth Amended and Restated Declaration of Trust made as of July 7, 2005, as amended from time to time, constituting the Trust."

Upon the later of a person being appointed or elected a Trustee hereunder and executing and delivering to the Trust an acceptance substantially as set forth above, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

An act of a Trustee is valid notwithstanding an irregularity in the appointment or election of the Trustee or a defect in the qualifications of the Trustee.

3.6 Resignation, Removal and Death of Trustees

A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the President or Secretary. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee. A Trustee may be removed at any time with or without cause by the affirmative vote of at least a majority of the votes cast at a meeting of Unitholders called for that purpose or with cause by resolution passed by an affirmative vote of not less than a majority of the remaining Trustees. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution and any Trustee so removed shall be so notified by the Secretary or another officer of the Trust forthwith following such removal. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall (i) cease to have rights, privileges and powers of Trustees hereunder, (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust Property held in his name, (iii) account to the remaining Trustees as they may require for all property which he holds as Trustee and (iv) resign from all representative or other positions held by him on behalf of the Trust, including without limitation, as a director or officer of any corporation in which the Trust owns any securities (directly or indirectly), upon which he shall thereupon be discharged of his obligations as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. Upon a Trustee ceasing, to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided however that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in section 15.1.

3.7 Vacancies

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incapacity or other incapacity to exercise the duties of the office or upon the removal of a Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy.

3.8 Successor and Additional Trustees

The rights of the Trustees to control and exclusively administer the Trust and to have the titles to the Trust Property drawn up in their names and all other rights of the Trustees at law shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such rights shall vest in the Trustees whether or not conveyancing or transfer documents have been executed and delivered pursuant to section 3.6 or otherwise.

3.9 Compensation and Other Remuneration

Trustees who are not employees of and who do not receive salary from the Trust or its Affiliates shall be entitled to receive for their services as Trustees such reasonable compensation as the Trustees may determine from time to time, as well as reimbursement of their out-of-pocket expenses incurred in acting as a Trustee. Such Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as an officer of the Trust, legal, accounting or other professional services or service, as a broker, transfer agent or underwriter, whether performed by a Trustee or any person affiliated with a Trustee. Trustees who are employees of and who receive salary from the Trust or its Affiliates shall not be entitled to receive any remuneration for their services as Trustees but shall be entitled to reimbursement from the Trust of their out-of-pocket expenses incurred in acting as a Trustee.

3.10 **Officers of the Trust**

The Trust may have a Chairman, a President, one or more Vice-Presidents and a Secretary and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee. The Chairman, if not a Trustee, shall be entitled to receive notice of and attend all meetings of the Trustees but, unless he is a Trustee, shall not be entitled to vote at any such meeting. Officers of the Trust shall be appointed and discharged and their remuneration determined by the Trustees provided that the President shall be appointed on an annual basis and with the consent of not less than 75% of the Trustees.

3.11 **FirstPro Appointees**

For so long as Mitchell Goldhar, companies controlled by Mitchell Golhar or Affiliates of such companies (collectively referred to herein as "FirstPro") are the registered and beneficial owner of in excess of 5% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint one trustee to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to eight; for so long as FirstPro is the registered and beneficial owner of in excess of 15% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of two trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of eight; and for so long as FirstPro is the registered and beneficial owner of in excess of 25% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of three trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of nine.

ARTICLE 4
TRUSTEES' POWERS AND DUTIES

4.1 **General Powers**

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, including without limitation sections 5.1 and 5.2, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgement and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the affairs of the Trust. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by laws which are of public order, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

4.2 **Specific Powers and Authorities**

Subject only to the express limitations contained in this Declaration of Trust including, without limitation sections 5.1 and 5.2, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgement and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

4.2.1 To retain, invest and reinvest the capital or other funds of the Trust in Real Property of any kind, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of

the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

4.2.2 For such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of the Trust and hold for investment the entire or any participating interest in mortgages. In connection with any such investment, purchase or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments or other gross income from or a share of the profits from or a share in the equity or ownership of Real Property;

4.2.3 To sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees by one or more of the Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

4.2.4 To enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

4.2.5 To borrow money from or incur indebtedness to any person; to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, or encumber, the property of the Trust to secure any of the foregoing;

4.2.6 To lend money, whether secured or unsecured;

4.2.7 To incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

4.2.8 To deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will earn interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustees may determine;

4.2.9 To possess and exercise all the rights, powers and privileges appertaining to the ownership of, or interest in, all or any mortgages or securities, issued or created by any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

4.2.10 To elect, appoint, engage or employ officers for the Trust (including a Chairman, a President, one or more Vice-Presidents and a Secretary and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees' Regulations; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, appraisers,

brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and, except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

4.2.11 To collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof,

4.2.12 To renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

4.2.13 To purchase and pay for, out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers or otherwise;

4.2.14 To cause title to any of the assets of the Trust to be drawn up in the name of the Trustees, and/or, to the extent permitted by applicable law, in the name of the Trust or one or more of the Trustees or any other person, on such terms, in such manner with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein provided, however, that should title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust or Trustees as aforesaid, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that title to such assets is held in trust for the benefit of the Trust;

4.2.15 To determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses, disbursements and property of the Trust;

4.2.16 To prepare, sign and file or cause to be prepared, signed and filed any prospectus, information circular, offering memorandum or similar document, and any amendment thereto, relating to or resulting from an offering of the Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto and any fees related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders or holders of Exchangeable Securities, immediately prior to such offering;

4.2.17 To make or cause to be made application for the listing on any stock exchange of any Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

4.2.18 To determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgement, may deem material and reliable;

4.2.19 To do all such acts and things and to exercise such powers which are delegated to the Trustees by any person who co-owns Real Property with the Trust;

4.2.20 To do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the affairs of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

4.3 Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, their rights or powers and the rights or powers of its Unitholders or officers not inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. Any regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

4.4 Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly, in good faith with a view to the best interests of the Trust and the Unitholders and that in connection therewith they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee shall not be liable in carrying out his or her duties under this Declaration of Trust except in cases where a Trustee fails to act honestly and in good faith with a view to the best interests of the Trust and the Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the affairs of the Trust.

For greater certainty, to the extent that the Trustees have contracted or delegated the performance of certain activities to a property manager, they shall be deemed to have satisfied the aforesaid standard of care.

4.5 Reliance Upon Trustees

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including, without limiting the foregoing, a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any two Trustees or the Secretary or, without limiting the foregoing, such other person as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for moneys or other consideration shall be binding upon the Trust.

4.6 Determinations of Trustees Binding

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or such other fund or plan registered under the *Income Tax Act* (Canada), upon plan beneficiaries and plan holders past, present and future) and Special Unitholders and Units and Special Voting Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

4.7 Conflict of Interest

If a Trustee or an officer of the Trust:

4.7.1 is a party to a material contract or transaction or proposed material contract or transaction with the Trust (including a contract or transaction involving the making, or disposition of any investment in Real Property or a joint venture arrangement); or

4.7.2 is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust,

the Trustee or the officer of the Trust, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest as follows:

4.7.3 The disclosure required in the case of a Trustee shall be made:

4.7.3.1 at the meeting of Trustees at which a proposed contract or transaction is first considered;

4.7.3.2 if the Trustee was not then interested in a proposed contract or transaction, at the first such meeting after he becomes so interested;

4.7.3.3 if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

4.7.3.4 if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he becomes a Trustee;

4.7.4 The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made:

4.7.4.1 forthwith after such person becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Trustees;

4.7.4.2 if such person becomes interested after a contract is made or a transaction is entered to, forthwith after such person becomes so interested; or

4.7.4.3 if a person who is interested in a contract or transaction later becomes an officer of the Trust who is not a Trustee, forthwith after he becomes an officer of the Trust;

4.7.5 Notwithstanding subsections 4.7.3 and 4.7.4, where this section applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the affairs of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such person's interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction;

4.7.6 A Trustee referred to in this section shall not vote on any resolution to approve the said contract or transaction unless the contract or transaction is:

4.7.6.1 one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust; or

4.7.6.2 one for indemnity under section 15.1. or the purchase of liability insurance;

4.7.7 For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into. In the event that a meeting of Unitholders is called to confirm or approve a contract or transaction

which is the subject of a general notice to the Trustees, the notice and extent of the interest in the contract or transaction of the person giving such general notice shall be disclosed in reasonable detail in the notice calling the said meeting of Unitholders or in any information circular required to be provided by this Declaration of Trust or by law;

4.7.8 Where a material contract is made or a material transaction is entered into between the Trust and a Trustee or an officer of the Trust, or between the Trust and another person of which a Trustee or an officer of the Trust is a director or officer or in which he has a material interest:

4.7.8.1 such person is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

4.7.8.2 the contract or transaction is neither void nor voidable;

by reason only of that relationship or by reason only that such person is present at or is counted to determine the presence of a quorum at the meeting of the Trustees that authorized the contract or transaction, if such, person disclosed his interest in accordance with this section 4.7, and the contract or transaction was approved by the Trustees or the Unitholders and was reasonable and fair to the Trust at the time it was so approved;

4.7.9 Notwithstanding anything in this section, but without limiting the effect of subsection 4.7.8, a Trustee or an officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office or position, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such person's interest therein void or voidable, where:

4.7.9.1 the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

4.7.9.2 the nature and extent of such person's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust or by law; and

4.7.10 Subject to subsections 4.7.8 and 4.7.9, where a Trustee or an officer of the Trust fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and/or directing that such person account to the Trust for any profit or gain realized.

ARTICLE 5
INVESTMENT GUIDELINES AND OPERATING POLICIES

5.1 Investment Guidelines

The assets of the Trust may be invested only in accordance with the following guidelines:

5.1.1 the Trust will focus its acquisition activities on existing income-producing properties that are capital property of the Trust, including office, retail, industrial and mixed use properties, that are substantially leased;

5.1.2 notwithstanding anything in this Declaration of Trust to the contrary, the Trust shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the *Income Tax Act*, that would result in Units being disqualified for investment by registered retirement savings plans, registered

retirement income funds, deferred profit sharing plans or registered education savings plans, that would result in the Trust being liable under the *Income Tax Act* to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, that would result in Units being foreign property for the purposes of the *Income Tax Act* or that would result in the Trust paying a tax under the registered investment provisions of the *Income Tax Act* imposed for exceeding certain investment limits;

5.1.3 the Trust may invest in a joint venture arrangement only if:

5.1.3.1 the arrangement is one pursuant to which the Trust holds an interest in Real Property jointly or in common with others ("joint venturers") either directly or through the ownership of an interest in a corporation or other entity (a "joint venture entity") as co-owners and not as partners and such Real Property is capital property of the Trust and if owned through the ownership of an interest in a joint venture entity, the said Real Property is capital property of the joint venture entity;

5.1.3.2 the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first offer or a right of first refusal, if any, in favour of the joint venturers;

5.1.3.3 the Trust has a right of first offer or a right of first refusal to buy the interests of the other joint venturers;

5.1.3.4 the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;

5.1.3.5 the joint venture arrangement provides that the liability of the Trust to third parties is several based on its proportionate ownership interest of the joint venture and not joint and several, provided however, that subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and

5.1.3.6 the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof,

5.1.4 except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, the Trust may not hold securities other than securities of a trust or limited partnership formed for the purpose of holding Real Property, securities of a joint venture entity or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular Real Property or real properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in this Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

5.1.5 except as otherwise prohibited in this Declaration of Trust, the Trust may invest in interests (including fee ownership and leasehold interests) in income-producing Real Property in Canada and the United States that is capital property of the Trust;

5.1.6 the Trust shall not acquire any single investment in real property (whether directly or indirectly through its interest in a trust or limited partnership) if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

5.1.7 the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in Real Property that is capital property of the Trust;

5.1.8 the Trust shall not invest in operating businesses unless such investment is incidental to a transaction: (i) where the revenue will be derived, directly or indirectly, principally from Real Property; or (ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of real property (in each case as determined by the Trustees);

5.1.9 the Trust shall not acquire interests in general partnerships or limited partnerships provided that the Trust may invest in a general partnership or limited partnership if:

5.1.9.1 the general partnership or limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, developing, leasing or managing a particular Real Property or Real Properties or interest therein.

5.1.9.2 the Trust's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof;

5.1.9.3 the Trust has a right of first offer or right of first refusal to buy the interests of the other partners; and

5.1.9.4 the Trust has received a legal opinion to the effect that the investment (a) would not result in the Trust or any registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan being liable, under the *Income Tax Act*, to pay tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, (b) would not disqualify the Trust as a "mutual fund trust" within the meaning of the Tax Act, and (c) would not result in the Trust losing any status under the *Income Tax Act* that is otherwise beneficial to the Trust and its Unitholders,

provided that, notwithstanding the foregoing, the Trust may from time to time enter into any limited partnership arrangement which does not comply with any of subparagraphs 5.1.9.2 or 5.1.9.3 above if the Trustees determine that the investment is desirable for the Trust and otherwise complies with sections 5.1 and 5.2;

5.1.10 subject to Section 5.1.2, the Trust shall not invest directly in raw land for development except for properties adjacent to existing properties of the Trust for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

5.1.11 the Trust may invest in mortgages or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

5.1.11.1 the Real Property which is security therefore is income-producing Real Property which otherwise meets the general investment guidelines of the Trust adopted by the Trustees from time to time in accordance with this Declaration of Trust and the restrictions set out therein;

5.1.11.2 the amount of the mortgage loan is not in excess of 75% of the market value of the property securing the mortgage and the mortgage has at least 1.2X debt service coverage;

5.1.11.3 the mortgage is a first-ranking mortgage registered on title to the Real Property which is security therefore; and

5.1.11.4 the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

5.1.12 the Trust may invest in mortgages if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of income-producing Real Property which would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity; and

5.1.13 subject to subsection 5.1.2, the Trust may invest an amount (which, in the case of an amount invested to acquire Real Property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with subsections 5.1.4, 5.1.5, 5.1.11 and 5.1.12 above or subsection 5.2.3.

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture arrangement. Nothing in the guidelines prohibits the Trust from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

Except as specifically set forth herein to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the Trust.

5.2 **Operating Policies**

The operations and affairs of the Trust shall be conducted in accordance with the following policies:

5.2.1 the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;

5.2.2 (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of Real Property;

5.2.3 the Trust shall not lease or sublease to any person any Real Property, premises or space where that person and its Affiliates would, after the contemplated lease or sublease, be leasing or subleasing Real Property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust;

5.2.4 the limitation contained in subsection 5.2.3 shall not apply to the renewal or extension of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed (or an indemnity has been given) by:

5.2.4.1 the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

5.2.4.2 any corporation, the bonds, debentures or other evidences of indebtedness of, or guaranteed by which, has received a rating from Standard & Poors of no less than AA (or equivalent from any other recognized credit rating agency) in each case, at the time the lease or sublease is entered into, or at the time other satisfactory leasing arrangements as determined by the Trustees, in their discretion, are entered into;

5.2.4.3 a Canadian chartered bank registered under the laws of a province of Canada; or

5.2.4.4 Wal-Mart Canada Corp. and its related associates and affiliates.

5.2.5 except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the Trust as permitted under subsection 5.1.10, the Trust shall not engage directly in construction or development of property except as necessary to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

5.2.6 title to each Real Property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the Trust or a corporation or other entity wholly owned by the Trust or jointly by the Trust with joint venturers;

5.2.7 the Trust shall not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of (i) the amount of all indebtedness secured on such Real Property or group of Real Properties and (ii) the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the market value of such Real Property or group of Real Properties (other than the renewal, extension or modification of any existing mortgage, including, on substantially similar terms or on terms more favourable to the Trust, in each such case, as determined by a majority of the Trustees);

5.2.8 the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). For the purposes of this subsection the term "indebtedness" means (without duplication and excluding "non-controlling interests") on a consolidated basis:

5.2.8.1 any obligation of the Trust for borrowed money;

5.2.8.2 any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

5.2.8.3 any obligation of the Trust issued or assumed as the deferred purchase price of property;

5.2.8.4 any capital lease obligation of the Trust; and

5.2.8.5 any obligation of the type referred to in clauses 5.2.8.1 through 5.2.8.4 of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that (a) for the purposes of 5.2.8.1 through 5.2.8.4, an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (b) obligations referred to in clauses 5.2.8.1 through 5.2.8.3 exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising out of the ordinary course of business; and (c) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

5.2.9 the Trust shall not incur debt aggregating more than 20% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) at floating interest rates or having a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

5.2.10 the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except:

5.2.10.1 indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly-owned by the Trust or jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1, and, where such mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

5.2.10.2 indebtedness assumed or incurred under a mortgage by a general partnership or limited partnership in which the Trust has an interest in accordance with section 5.1.9 or by a corporation or other entity owned by such general partnership or limited partnership or by a corporation or other entity wholly-owned by a joint venturer and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1,and, where such mortgage is granted by an entity wholly owned by a joint venture entity and an entity wholly owned by the Trust, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

5.2.11 the Trust shall not be obliged to obtain independent appraisals of properties it acquires but shall obtain an independent appraisal of any property that it as is determined at the discretion of the Investment Committee;

5.2.12 the Trust will not issue additional Units unless the Trustees consider that, based upon the market price of the Units prevailing at such time, the issuance of such Units would not be expected to result in a yield to Unitholders over the ensuing 24 month period which is less than the current yield to Unitholders;

5.2.13 the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

5.2.14 the Trust shall have conducted a Phase I environmental audit of each Real Property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the Trust shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time; and

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture.

All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the Trust.

5.3 **Registered Investments**

The Trustees shall cause the Trust to do all such things and take all such action as may be necessary from time to time to ensure that the Trust obtains and retains its status as a "registered investment" under the *Income Tax Act.* The Trustees shall take all steps necessary to ensure that the Trust does not make or hold any investment that would result in the Trust being liable for tax under Part XI or Part X.2 of the *Income Tax Act.*

5.4 **Application of Investment Restrictions and Operating Guidelines**

With respect to the investment restrictions and operating guidelines contained in Sections 5.1 and 5.2, where any maximum or minimum percentage limitation is specified in any of the restrictions therein contained, such restrictions shall be applied on the basis of the relevant amounts calculated immediately after the making of such investment. Any subsequent change relative to any percentage limitation which results from a subsequent change in the book value of the assets of the Trust or the amount of Adjusted Unitholders' Equity will not require divestiture of any investment

5.5 **Regulatory Matters**

If at any time a government or regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restriction of the Trust then in force, such restriction in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE 6
TRUST UNITS

6.1 **Units**

6.1.1 The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder and Special Unitholder shall be determined by the number of Units and/or Special Voting Units registered in the name of the Unitholder or Special Unitholder.

6.1.2 Each Unit represents an equal undivided interest in the Trust. All Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of

termination or winding-up of the Trust, in the net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

6.1.3 No Special Voting Unit shall be entitled to any interest or share in the distributions or net assets of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee. A Special Voting Unit shall be issued in conjunction with Exchangeable Securities issued and shall be automatically cancelled on the issuance of Units on exercise, conversion or cancellation of Exchangeable Securities. Subject to Section 8.6.3, each Special Voting Unit shall entitle the Special Unitholder of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Units into which the Exchangeable Securities to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged, converted or cancelled). For greater certainty, holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any legal or beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

6.1.4 Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Units, the Trust shall enter into such agreements, including voting and exchange trust agreements and Exchangeable Security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Units;

6.1.5 If in any given 365 day period in the five year period from July 1, 2005, the average weighted aggregate number of Special Voting Units plus Units held or controlled by FirstPro is equal to or greater than 15,000,000, then so long as Mr. Mitchell Goldhar remains a Trustee and FirstPro directly or indirectly beneficially own or control less than 25% of the voting rights attached to all voting securities of the Trust, the Trust shall issue such number of additional Special Voting Units (the "**Additional Special Voting Units**") which will entitle FirstPro to cast 25% of the votes attached at a meeting of the holders of Units and Special Voting Units. FirstPro's entitlement under this clause shall extend for an additional five year period should FirstPro sell in aggregate at least $800,000,000 of freehold assets (including freehold interests in assets sold under development arrangements) to the Trust or its affiliates during the initial 5 year period, provided that number of Units and Special Voting Units held or controlled by FirstPro shall be increased to the lesser of 20,000,000 or 20% of the aggregate issued and outstanding Units plus Special Voting Units and provided that Mr. Mitchell Goldhar remains a Trustee.

6.2 Ranking of Units

Each Unit shall represent an equal undivided interest in the Trust with all other outstanding Units, all Units outstanding from time to time shall participate equally and rateably in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities and no Unit shall have any preference or priority over any other. Special Voting Units shall have no legal or beneficial interest in the distributions or assets of the Trust.

6.3 Consideration for Units

6.3.1 Subject to the last two sentences of this section 6.3.1, a Unit shall not be fully paid until the consideration therefore has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust. Units may be issued and sold on an instalment basis, in which event beneficial ownership of such Units may be represented by instalment receipts, but shall otherwise

be non-assessable. When Units are issued and sold on an instalment basis, the Trust may take security over such Units as security for unpaid instalments, including, without limitation, a pledge as contemplated by an instalment receipt agreement.

6.3.2 Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities or pursuant to the operation of Section 6.1.5 above.

6.4 No Pre-Emptive Rights

There are no pre-emptive rights attaching to the Units.

6.5 Fractional Units

If as a result of any act of the Trustees hereunder any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a certificate therefore. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

6.6 Title to Assets of the Trust

The titles to the assets of the Trust and the right to conduct the affairs of the Trust are vested exclusively in the Trustees, subject to the provisions of this Declaration of Trust, and the Unitholders and Special Unitholder shall have no interest therein other than the interest in the Trust conferred by their Units or Special Voting Units issued hereunder as described in section 2.7. No Unitholder or Special Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

6.7 Allotment and Issue

The Trustees may allot and issue Units and Special Voting Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine excepting only that Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities. In the event that Units or Special Voting Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units or Special Voting Units shall express the fair equivalent in money of the other consideration received.

6.8 Rights, Warrants and Options

The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units (including Exchangeable Securities) which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder. Upon the approval by the Trustees of any Unit option plan for trustees, officers and/or employees of the Trust, the Trustees may grant options upon the terms and subject to the conditions set forth in such plan.

6.9 Commissions and Discounts

The Trustees may provide for the payment by the Trust of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or of their agreeing to produce subscriptions therefor, whether absolute or conditional.

6.10 **Transferability**

Subject to Section 6.11, the Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall use all reasonable efforts to obtain and maintain a listing for the Units on one or more stock exchanges in Canada. Special Voting Units and Exchangeable Securities shall be non-transferable without the consent of the Trust and shall not be listed on any exchange.

6.11 **Limitation of Ownership by Non-Residents**

6.11.1 At no time may Non-Residents be the beneficial owners of more than 40% of the Units, on a basic or fully-diluted basis (and for greater certainty, including Units into which Exchangeable Securities may be converted or exchanged), and the Trustees shall inform the Transfer Agent of this restriction. The Trustees may require a registered holder of Units and Special Voting Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Units registered in such Unitholder's name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is a Non-Resident). If the Trustees become aware, as a result of acquiring such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-Resident and does not hold such Units for the benefit of Non-Residents. If, notwithstanding the foregoing, the Trustees determine that more than 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are held by Non-Residents, the Trustees may send a notice to such Non-Resident holders of the Units or Exchangeable Securities, as the case may be, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or Exchangeable Securities or a portion thereof within a specified period of not more than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or Exchangeable Securities or provided the Trustees with satisfactory evidence that they are not Non-Residents within such period, the Trustees may on behalf of such Unitholders sell such Units or Exchangeable Securities and, in the interim, shall suspend the voting and distribution rights attached to such Units or Exchangeable Securities (other than the right to receive the net proceeds from the sale). Upon such sale or conversion, the affected holders shall cease to be holders of the relevant Units or Exchangeable Securities and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such securities. The Trust may direct the Transfer Agent to do any of the foregoing.

6.11.2 No liability shall accrue to the Trust or the Trustees if the Units of a Non-Resident Unitholder are sold at a loss to such Unitholder. Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this Section 6.11 by virtue of the powers conferred on them hereby. The Trustees shall use reasonable commercial efforts to actively monitor the ownership of Units by Non-Residents. It is acknowledged that the Trustees cannot definitively monitor the ownership of Units by Non-Residents if the Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

6.11.3 In order to ensure the Trust's continued compliance with proposed amendments to subsection 132(7) of the *Income Tax Act* or any legislative amendments to subsection 132(7) of the *Income Tax Act* as finally enacted, the Trustees may, at any time and in their sole discretion, amend the Declaration of Trust in any manner including that the Trustees may proceed to reclassify the outstanding Units into two separate classes of Units, namely, Class A Units and Class B Units. The Class A and Class B Units would carry the same rights to vote, obtain distributions and participate in the Trust Property upon the wind-up or dissolution of the Trust. However,

ownership of the Class B Units would be restricted to Resident Canadians while Class A Units would not be subject to any restriction on ownership. If the Trustees were to proceed with this amendment, the Declaration of Trust would also be amended to provide that the number of outstanding Class B Units must at all times exceed 150% of the number of outstanding Class A Units. The proposed terms of the Class A and Class B Units, if and when adopted, would be substantially as follows:

Class A Trust Units

(i) are not subject to any residency restriction;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder at any time for Class B Units provided that the holder is a Canadian Resident and provides a suitable residency declaration;

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class B Units (will not vote separately as a class); and

(v) will be subject to a restriction on the number of Units to be issued such that the total number of issued and outstanding Class A Units will not exceed 66⅔% of the number of issued and outstanding Class B Units.

Class B Trust Units

(i) may not be held by Non-Residents;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder for Class A Units, provided that the number of outstanding Class A Units, after the exchange, does not exceed 66⅔% of the number of outstanding Class B Units; and

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class A Units (will not vote separately as a class).

6.12 Certificates

Each Unitholder and Special Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units or Special Voting Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units. A single certificate shall be issued for the Special Voting Units as directed by FirstPro.

6.13 Execution of Certificates

Certificates representing Units shall be signed manually by at least one Trustee or officer of the Trust holding office at the time of signing, provided, however, that if the Trustees have appointed a registrar and transfer agent which countersigns manually such Unit certificate, signatures of Trustees or officers of the Trust required on Unit certificates may be printed or otherwise mechanically reproduced thereon and certificates so signed are as valid as if they had been signed manually. If a Unit certificate contains a printed or mechanically reproduced signature of a person, the Trust may issue the certificate even though

the person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if the person were a Trustee or an officer of the Trust at the date of its issue.

6.14 Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued.

6.15 Form of Certificate

The form of certificate representing Units (sometimes called the "Unit Certificates") shall be in such form as is from time to time authorized by the Trustees. The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine, and the Unit Certificate issued in respect of the Initial Contribution (and any Unit Certificate issued to a transferee of such Unit) may be typewritten. The form of certificate representing Special Voting Units shall be in a form authorized by the Trustees.

6.16 Unit Register and Transfer Ledgers to be Maintained

A register (the "Register") shall be kept by, or on behalf and under the direction of the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates of such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned manually by or on behalf of a transfer agent and registrar. Only persons whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

6.17 Entry on Register

Upon any issue of Units, the name of the subscriber or other person entitled thereto shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber or other person, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

6.18 Transfer of Units

Units shall be for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by the Unitholder by endorsement and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor. Special Voting Units shall be non-transferable (except to an affiliate of FirstPro) without the consent of the Trust and the Toronto Stock Exchange.

6.19 Successors in Interest to Unitholders

Any person becoming entitled to any Units or Special Voting Units, as the case may be, as a consequence of the death, bankruptcy or incapacity of any Unitholder or otherwise by operation of law shall be recorded in the Register as the holder of such Units or Special Voting Units and shall receive a new certificate

therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or a transfer agent or registrar of the Trust, but until such record is made, the Unitholder or Specail Unitholder of record shall continue to be and be deemed to be the holder of such Units or Special Voting Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incapacity or other event.

6.20 Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more persons holding any Unit as joint owners of the entire interest therein unless the ownership is expressly otherwise recorded on the Register of the Trust, but no entry, shall be made in the Register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded in the Register as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

6.21 Performance of Trusts

None of the Trustees, officers of the Trust, Unitholders, Special Unitholders or any transfer agent, registrar or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit, Special Voting Unit or other security of the Trust was or would be wrongful or that a particular adverse person is the owner of or has an interest in the Unit, Special Voting Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or of any charge, pledge or equity to which any of the Units, Special Voting Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units, Special Voting Units or other securities or interest therein by any such Unitholder, Special Unitholder or holder of such security or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder or Special Unitholder of such security.

6.22 Lost Certificates

In the event that any certificate for Units or Special Voting Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units or Special Voting Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they from time to time impose) any registrar, transfer agent, trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

6.23 Death of Unitholders

The death of a Unitholder or Special Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder or Special Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders, Special Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder to demand and receive, pursuant to the provisions of section 6.19, a new certificate

for Units in place of the certificate held by the deceased Unitholder or Special Unitholder, and upon the acceptance thereof such personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder shall succeed to all rights of the deceased Unitholder or Special Unitholder under this Declaration of Trust.

6.24 **Unclaimed Payments**

In the event that the Trustees hold any amounts to be paid to Unitholders under Article 11 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its head office or to the Public Curator (or other similar government official or agency) in the province where the Trust has its head office whose receipt shall be a good release, acquittance and discharge of the obligations of the Trustees.

6.25 **Repurchase of Units**

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable securities regulatory laws, regulations or policies or the policies of any applicable stock exchange.

6.26 **Instalment Receipts**

The Trust shall be entitled to exercise all rights to which it is entitled under any instalment receipt agreement in the event of non-payment of any instalment by a registered holder of an instalment receipt.

6.27 **Take-Over Bids**

6.27.1 If within 120 days after the date of a Take-over Bid the bid is accepted by the holders of not less than 90% of the aggregate of the Units and Special Voting Units, other than Units held at the date of the Take-over Bid by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, the Offeror is entitled, on complying with this section, to acquire the Units held by the Dissenting Offerees.

6.27.2 An Offeror may acquire Units held by a Dissenting Offeree by sending by registered mail within 60 days after the date of termination of the Take-over Bid and in any event within 180 days after the date of the Take-over Bid, an Offeror's notice to each Dissenting Offeree stating that:

6.27.2.1 the Offerees holding more than 90% of the Units and Special Voting Units to which the bid relates accepted the Take-over Bid;

6.27.2.2 the Offeror is bound to take up and pay for or has taken up and paid for the Units of the Offerees who accepted the Take-over Bid;

6.27.2.3 a Dissenting Offeree is required to elect:

6.27.2.3.1 to transfer his Units to the Offeror on the terms on which the Offeror acquired the Units of the Offerees who accepted the Take-over Bid, or

6.27.2.3.2 to demand payment of the fair value of his Units in accordance with subsections 6.27.8 to 6.27.17 by notifying the Offeror within 20 days after he receives the Offeror's notice;

6.27.2.4 a Dissenting Offeree who does not notify the Offeror in accordance with subparagraph 6.27.2.3.2 is deemed to have elected to transfer his Units to the Offeror on the same terms that the Offeror acquired the Units from the Offerees who accepted the Take-over Bid; and

6.27.2.5 a Dissenting Offeree must send his Units to which the Take-over Bid relates to the Trust within 20 days after he receives the Offeror's notice.

6.27.3 Concurrently with sending the Offeror's notice under subsection 6.27.2, the Offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the Offeror and the name of the Dissenting Offeree with respect to each Unit held by a Dissenting Offeree.

6.27.4 A Dissenting Offeree to whom an Offeror's notice is sent under subsection 6.27.2 shall, within 20 days after he receives that notice, send his Unit Certificates to the Trust.

6.27.5 Within 20 days after the Offeror sends an Offeror's notice under subsection 6.27.2, the Offeror shall pay or transfer to the Trust the amount of money or other consideration that the Offeror would have had to pay or transfer to a Dissenting Offeree if the Dissenting Offeree had elected to accept the Take-over Bid under subparagraph 6.27.2.3.1.

6.27.6 The Trust is deemed to hold in trust for the Dissenting Offeree the money or other consideration it receives under subsection 6.27.5, and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereto), and shall place the other consideration in the custody of a bank or such other body corporate.

6.27.7 Within 30 days after the Offeror sends an Offeror's notice under subsection 6.27.2, the Trust shall:

6.27.7.1 issue to the Offeror a Unit Certificate in respect of the Units that were held by Dissenting Offerees;

6.27.7.2 give to each Dissenting Offeree who elects to accept the Take-over Bid terms under subparagraph 6.27.2.3.1 and who sends his Unit Certificates as required under subsection 6.27.4, the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money; and

6.27.7.3 send to each Dissenting Offeree who has not sent his Unit Certificates as required under subsection 6.27.4 a notice stating that:

6.27.7.3.1 his Units have been cancelled,

6.27.7.3.2 the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

6.27.7.3.3 the Trust will, subject to subsections 6.27.8 to 6.27.17, send that money or other consideration to him forthwith after receiving his Units.

6.27.8 If a Dissenting Offeree has elected to demand payment of the fair value of his Units under subparagraph 6.27.2.3.2, the Offeror may, within 20 days after it has paid the money or transferred the other consideration under subsection 6.27.5, apply to a court to fix the fair value of the Units of that Dissenting Offeree.

6.27.9 If an Offeror fails to apply to a court under subsection 6.27.8, a Dissenting Offeree may apply to a court for the same purpose within a further period of 20 days.

6.27.10 Where no application is made to a court under subsection 6.27.9 within the period set out in that subsection, a Dissenting Offeree is deemed to have elected to transfer his Units to the Offeror on the same terms that the Offeror acquired the Units from the Offerees who accepted the Take-over Bid.

6.27.11 An application under subsection 6.27.8 or 6.27.9 shall be made to a court having jurisdiction in the place where the Trust has its head office or in the province where the Dissenting Offeree resides if the Trust carries on its affairs in that province.

6.27.12 A Dissenting Offeree is not required to give security for costs in an application made under subsection 6.27.8 or 6.27.9.

6.27.13 On an application under subsection 6.27.8 or 6.27.9:

6.27.13.1.1 all Dissenting Offerees referred to in subparagraph 6.27.2.3.2 whose Units have not been acquired by the Offeror shall be joined as parties and shall be bound by the decision of the court; and

6.27.13.1.2 the Offeror shall notify each affected Dissenting Offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

6.27.14 On an application to a court under subsection 6.27.8 or 6.27.9 the court may determine whether any other person is a Dissenting Offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all Dissenting Offerees.

6.27.15 A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a Dissenting Offeree.

6.27.16 The final order of the court shall be made against the Offeror in favour of each Dissenting Offeree and for the amount for his Units as fixed by the court.

6.27.17 In connection with proceedings under this section, a court may, make any order it thinks fit and, without limiting the generality of the foregoing, it may:

6.27.17.1 fix the amount of money or other consideration that is required to be held in trust under subsection 6.27.6;

6.27.17.2 order that money or other consideration be held in trust by a person other than the Trust; and

6.27.17.3 allow a reasonable rate of interest on the amount payable to each Dissenting Offeree from the date he sends or delivers his Unit Certificates under subsection 6.27.4 until the date of payment.

6.28 Power of Attorney

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

6.28.1 this Declaration of Trust, any amendment to this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a "mutual fund trust", a "unit trust" or as a "registered investment", all within the meaning of the Income Tax Act;

6.28.2 any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Declaration of Trust,

6.28.3 all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust; and

6.28.4 any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Income Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust.

The Power of Attorney granted herein is an attorney coupled with an interest, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of his interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 7
REDEMPTION OF UNITS

7.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

7.2 Exercise of Redemption Right

7.2.1 To exercise a Unitholder's right to require redemption under this Article 7, a duly completed and properly executed notice requiring the Trust to redeem Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust.

7.2.2 Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has received the notice and other required documents or evidence as aforesaid.

7.3 Cash Redemption

7.3.1 Upon receipt by the Trust of the notice to redeem Units in accordance with Section 7.2 the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Redemption Price") equal to the lesser of:

7.3.1.1 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period ending on the date on which the Units were surrendered to the Trust for redemption; and

7.3.1.2 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the date on which the Units were surrendered to the Trust for redemption.

For the purposes hereof, "market price" shall be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price; provided

that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the weighted average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. For the purposes of Section 7.3.1.2, the "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the weighted average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; and the weighted average of the last bid and last ask prices if there was no trading on the date. During the period of time, if any, after the date on which the Units were surrendered to the Trust for redemption, that the Units issued are subject to payment of an instalment of the issue price and are represented by instalment receipts, unless a market for trading in the Units (other than those so represented by instalment receipts) develops which the Trustees consider fairly reflects the market value of the Units, the "market price" for purposes of Section 7.3.1.1 and the "closing market price" for purposes of Section 7.3.1.2 shall equal the aggregate of the "market price" or "closing market price" for such instalment receipts (calculated as aforesaid as if the instalment receipts were Units) plus the amount of the unpaid instalment of the issue price per Unit.

7.3.2 Subject to Sections 7.4 and 7.5, the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of Trust Units redeemed.

7.4 No Cash Redemption in Certain Circumstances

Section 7.3.2 shall not be applicable to Units tendered for redemption by a Unitholder, if:

7.4.1 the total amount payable by the Trust pursuant to Section 7.3 in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 ("Monthly Limit"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month. In the absence of such a waiver, Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 7.3.2 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 7.3.2 and, subject to any applicable regulatory approvals, in accordance with Section 7.5 on a pro rata basis;

7.4.2 at the time the Units are tendered for redemption, the outstanding Units (or, as applicable, instalment receipts) are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units (or, as applicable, instalment receipts); or

7.4.3 the normal trading of the outstanding Units (or, as applicable, instalment receipts) is suspended or halted on any stock exchange on which the Units (or, as applicable, instalment receipts) are listed for trading or, if not so listed, on any market on which the Units (or, as applicable, instalment

receipts) are quoted for trading, on the date that such Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Units tendered for redemption were tendered to the Trust for redemption.

7.5 Alternate Redemption

If, pursuant to Section 7.4, Section 7.3.2 is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 7.3 to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution to such Unitholder of unsecured promissory notes with interest at a market rate to be determined by the Trustees, payable monthly, issued by the Trust (the "Notes"), each in the principal amount of $1, on the basis of such number of Notes for such Units tendered for redemption equal to the product of (i) number of Units tendered for redemption multiplied by (ii) the Redemption Price per Unit specified in Section 7.3, which product will then be divided by $1 on the date the Units were tendered for redemption. The Redemption Price payable pursuant to this Section 7.5 in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Units were tendered for redemption. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed. No fractional Notes in a principal amount less than $1 will be distributed and where the number of Notes to be received by the former Unitholder includes a fraction or a principal amount less than a multiple of $1, such number shall be rounded to the next lowest number or multiple of $1, as the case may be.

7.6 Cancellation of all Redeemed Units

All Units which are redeemed under this Article 7 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

7.7 Subordination

Following any in specie redemption pursuant to the operation of Section 7.5, holders of Notes will be required to acknowledge that they are subject to any applicable subordination agreements as may be determined by the Trustees prior to delivery of such Notes to the Unitholder.

ARTICLE 8
MEETINGS OF UNITHOLDERS

8.1 Annual Meeting

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in section 16.6 and, in any event, within 180 days after the end of each fiscal year of the Trust.

8.2 Other Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Unitholders and Special Unitholders holding in the aggregate not less than 10% of the outstanding Units and Special Voting Units of the Trust may requisition the Trustees to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to each of the Trustees at the head office of the Trust. Upon receiving the requisition, the Trustees shall call a meeting of Unitholders to

transact the business referred to in the requisition, unless (i) a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading; (ii) the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to section 8.3; or (iii) in connection with the business as stated in the requisition:

8.2.1 it clearly appears that the matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the officers of the Trust or its Unitholders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes;

8.2.2 the Trust, at the Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of Unitholders held within two years preceding the receipt of such request and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

8.2.3 substantially the same matter covered by the requisition was submitted to Unitholders in an information circular (including a dissidents information circular) relating to a meeting of Unitholders held within two years preceding the receipt of the Unitholder's request and the matter covered by the requisition was defeated; or

8.2.4 the rights conferred by this section 8.2 are being abused to secure publicity.

Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of sections 8.3 and 8.7 and the Trustees' Regulations, *mutatis mutandis*. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase "meeting of the Unitholders" wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

8.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at his address appearing in the Register, to each Trustee and to the auditors of the Trust not less than 21 nor more than 50 days before the meeting. Notice of any meeting of the Unitholders shall state the purposes of the meeting.

8.4 Quorum; Chairman

A quorum for any meeting of Unitholders shall be individuals present not being less than two in number and being Unitholders or representing by proxy Unitholders who hold in the aggregate not less than 10% of the total number of outstanding Units. The Chairman, or any Trustee determined by the Trustees, shall be the chairman of any meeting of the Unitholders.

8.5 Voting

Holders of Units and/or Special Voting Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Subject to the provisions of Section 8.6, each Unit and Special Voting Unit shall be entitled to one vote at all meetings of the Unitholders, provided that notwithstanding the foregoing or anything else herein contained, any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The chairman of any such meeting shall not have a second or casting vote.

8.6 Matters on which Unitholders Shall Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

8.6.1 except as provided in sections 3.1, 3.6, 3.7 and 3.11, the appointment, election or removal of Trustees;

8.6.2 except as provided in section 16.4, the appointment or removal of auditors of the Trust;

8.6.3 any amendment to the Declaration of Trust (except as provided in section 5.5 or section 13.1, provided that Special Unitholders shall not be entitled to vote the Special Voting Units on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Units or Special Voting Units and further provided that the Unitholders shall not be entitled to vote on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Special Units without the consent of the Special Unitholder);

8.6.4 an increase or decrease in the number of Trustees pursuant to section 3.1;

8.6.5 the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as a part of an internal reorganization of the assets of the Trust as approved by the Trustees); or

8.6.6 the distribution pursuant to section 14.2 of all the Trust Property.

Except with respect to the foregoing matters specified in this section 8.6 or matters submitted to a vote of the Unitholders by the Trustees, no vote of the Unitholders shall in any way bind the Trustees. In particular, under no circumstances may Unitholders authorize the forgiveness of the obligation of holders of any instalment receipts to pay amounts owing thereunder in respect of Units represented by such instalment receipts. Nothing in this section, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate.

8.7 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustees may determine; or with or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of the Unitholders or distribution or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action, as the case may be, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution, even though he has since that date disposed of his Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action.

8.8 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or Special Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. A proxy need not be a Unitholder or Special Unitholder. The Trustees may solicit such proxies from the Unitholders, Special Unitholders or any of them in any matter requiring or permitting the Unitholders' vote, approval or consent.

The Trustees may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as they in their discretion from time to time determine.

8.9 Personal Representatives

If a Unitholder is deceased, his personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 6.20 relating to joint holders shall apply.

8.10 Attendance by Others

Any Trustee, officer, director or employee of the Trust, representative of the auditors of the Trust or other individual approved by the Trustees may attend and speak at any meeting of Unitholders.

8.11 Conduct of Meeting

To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be such reasonable rules and procedures as are determined by the chairman of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting

8.12 Binding Effect of Resolutions

Every resolution passed at a meeting in accordance with the provisions of this Article 8 shall be binding upon all Unitholders, whether present at or absent from the meeting. Subject to Section 8.6, no action taken by Unitholders at any meeting of Unitholders shall in any way bind the Trust or Trustees without the approval of the Trustees.

8.13 Actions by Unitholders

Any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders hereunder shall be effected by a resolution passed by the Unitholders at a duly constituted meeting (or a special resolution in lieu thereof) in accordance with this Article 8.

8.14 Resolution in Lieu of Meeting

A resolution signed in writing by all of the Unitholders entitled to vote on that resolution at a meeting of Unitholders is as valid as if it had been passed at a meeting of Unitholders.

ARTICLE 9
MEETINGS OF TRUSTEES

9.1 Trustees May Act Without Meeting

The Trustees may act with or without a meeting. Any action of the Trustees may be taken at a meeting by vote or without a meeting by written consent or resolution signed by all of the Trustees, or members of the applicable committee, as the case may be. Any such consent or resolution may be signed in counterpart.

9.2 Notice of Meeting

Meetings of the Trustees may be held from time to time upon the giving of notice by any Trustee. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Trustees' Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting

except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Each committee of Trustees appointed by the Trustees may adopt its own rules or procedures for the calling, conduct, adjournment and regulation of the meetings of such committees as it sees fit and may amend or repeal such rules or procedures from time to time; provided, however, that the Trustees' Regulations and any such rules or procedures shall not be inconsistent with this Declaration of Trust.

9.3 Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be at least a majority of the Trustees or of the Trustees on such committee, as the case may be, present in person, provided that if there is no quorum, the meeting may be adjourned to another business day on notice to all of the Trustees or members of such committee, as the case may be, and, at the reconvened meeting, the presence of two-fifths of the Trustees or members of such committee, as the case may be, is required in order to constitute a quorum.

9.4 Voting at Meetings

Questions arising at any meeting of the Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman of the meeting, who shall be the Chairman if present, shall not have a second or casting vote in addition to his original vote, if any.

9.5 Meeting by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE 10
DELEGATION OF POWERS

10.1 General

The Trustees may appoint from among their number one or more committees of Trustees and may, subject to applicable law and to any provision hereof to the contrary, delegate to such committee or committees any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. The Trustees may grant or delegate such authority to a property manager as the Trustees may, subject to applicable law, in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. Subject to section 10.4, the Trustees shall have the power to determine the term and compensation of a property manager or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

10.2 Audit Committee

The Trustees shall appoint an audit committee (the "**Audit Committee**") to consist of not less than three Trustees. The Audit Committee shall be composed of Trustees who comply with the provisions of Mutilateral Instrument 52-110. Subject to the delegation to the Audit Committee of such other responsibilities as are determined by the Trustees from time to time and subject such changes to its form and function as may be mandated by any relevant regulatory authorities, the Audit Committee shall:

(a) review the Trust's procedures for internal control with the Auditors and the Trust's Chief Financial Officer;

(b) review the engagement of the Auditors;

(c) review and recommend to the Trustees for approval annual and quarterly financial statements and management's discussion and analysis of financial condition and results of operation;
(d) assess the Trust's financial and accounting personnel; and
(e) review any significant transactions outside the Trust's ordinary course of business and all pending litigation involving the Trust.

The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the auditors. Questions arising at any meeting of the Audit Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Audit Committee. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Audit Committee on not less than 48 hours' notice.

10.3 **Investment Committee**

The Trustees shall appoint an investment committee (the "Investment Committee") to consist of not less than three Trustees and not more than five Trustees, a majority of whom shall be Outside Trustees, two of whom shall be Trustees appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained) and two-thirds of whom shall have had at least 5 years of substantive experience in the real estate industry. The duties of the Investment Committee will be to:

(a) review all proposals regarding investments;
(b) approve or reject proposed acquisitions and dispositions of investments by the Trust or any of its subsidiaries or Affiliates;
(c) approve proposed transactions on behalf of the Trust or any of its subsidiaries or Affiliates; and
(d) approve or reject all borrowings and the assumption or granting of any mortgage or other security interest in Real Property, including any assignment of rents and other monies derived from or related to Real Property, by the Trust or any of its subsidiaries and Affiliates.

Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Investment Committee upon not less than 48 hours notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Investment Committee, the Trustees may consider and approve any matter which the Investment Committee has the authority to consider or approve.

10.4 **Corporate Governance and Compensation Committee**

The Trustees shall appoint a corporate governance and compensation committee (the "Corporate Governance and Compensation Committee") to consist of not less than three Trustees and not more than four Trustees, one of whom shall be a Trustee appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained). The duties of the Corporate Governance and Compensation Committee will be to review the governance of the Trust with the responsibility for the Trust's corporate governance, human resources and compensation policies. In particular, the Corporate Governance and Compensation Committee will be responsible for: (i) assessing the effectiveness of the board of Trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of Calloway; (iv) considering and approving proposals by the Trustees of Calloway to engage outside advisers on behalf of the board of Trustees of Calloway; (v) administering Calloway's long term incentive plan; (vi) assessing the performance of the Chief Executive Officer; (vii)

reviewing and approving the compensation of senior management and consultants of Calloway and its subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to the Trustees.

Questions arising in any meeting of the Corporate Governance and Compensation Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Corporate Governance and Compensation Committee. Any member of the Corporate Governance and Compensation Committee may call a meeting of the Corporate Governance and Compensation Committee upon not less than 48 hours notice. Where for any reason a member of the Corporate Governance and Compensation Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Corporate Governance and Compensation Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Corporate Governance and Compensation Committee, the Trustees may consider and approve any matter which the Corporate Governance and Compensation Committee has authority to consider or approve.

10.5 Property Manager

The Trustees may exercise broad discretion in allowing any property manager to manage the Real Property of the Trust, including operating, maintaining, leasing and marketing the said properties, to act as agent for the Trust in respect thereof and to execute documents on behalf of the Trustees in respect thereof, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

ARTICLE 11
DISTRIBUTIONS

11.1 Distributions

The Trust shall pay or declare payable to Unitholders monthly, and the Unitholders will have a right to receive, on each Distribution Date a pro rata share of such portion of the Distributable Income of the Trust for the preceding calendar month then ended as the Trustees determine to distribute to the Unitholders, provided that the Trustees shall pay or declare payable each taxation year an amount equal to the greater of (i) 75% of its Distributable Income for that year; or (ii) the net income and Net Realized Capital Gains of the Trust in such amount as is necessary to ensure that the Trust will not be subject to tax on its net income and net capital gains under Part I of the *Income Tax Act*. If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders, provided that they may not reduce the percentage of Distributable Income distributed below 75% for any taxation year. The Trust shall also distribute to Unitholders, and the Unitholders will have a right to receive, on December 31 of each year (i) the Net Realized Capital Gains of the Trust and the Net Recapture Income of the Trust for the year then ended and (ii) any excess of the income of the Trust for purposes of the Income Tax Act for the year then ended over distributions otherwise made for that year. Distributions of Distributable Income maybe adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions shall be made in cash or Units pursuant to any distribution reinvestment plan or distribution reinvestment and Unit purchase plan adopted by the Trustees pursuant to section 11.6. Any distribution shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution which shall be the last business day of the calendar month preceding the month in which the Distribution Date falls, or if such date is not a business day then the next following business day, or such other date, if any, as is fixed in accordance with section 8.7. For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment as of the Distribution Date of any amount which is required to be distributed to a Unitholder hereunder. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under this section 11.1 to be effected.

11.2 Allocation

Income and net taxable capital gains for purposes of the *Income Tax Act* will be allocated to Unitholders in the same proportions as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

11.3 Payment of Distributions

Distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

11.4 Income Tax Matters

In reporting income for income tax purposes the Trust shall claim, and shall cause any partnership controlled by the Trust to claim, the maximum amount available to it as deductions under the relevant law, including but not limited to maximum capital cost allowance, unless the Trustees determine otherwise, provided, however, that for purposes of determining the income of the Trust for purposes of the *Income Tax Act* as contemplated by clause (ii) of section 11.1, the income shall be computed on the basis of the Trust claiming the maximum amount available to it as deductions under the *Income Tax Act* (but without reference to Section 104(6) of the *Income Tax Act*), including, but not limited to, maximum capital cost allowance, unless the Trustees determine otherwise prior to the end of the relevant taxation year.

11.5 Designations

The Trustees shall make such designations, determinations and allocations for income tax purposes in respect of amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains of the Trust in the year, and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and (13.2) of the Income Tax Act that income be taxed to the Trust, rather than to such Unitholder.

11.6 Distribution Reinvestment and Unit Purchase Plan

Subject to any required regulatory approvals, the Trustees may in their sole discretion establish one or more distribution reinvestment plans, distribution reinvestment and Unit purchase plans or Unit option plans at any time and from time to time.

11.7 Withholding Taxes

The Trustees may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

ARTICLE 12
FEES AND EXPENSES

12.1 Expenses

The Trust shall pay all expenses incurred in connection with the administration and management of the Trust and its investments, including without limitation fees of auditors, lawyers, appraisers, registrars and

transfer agents and other agents, stock exchanges, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

12.2 Payment of Real Property and Brokerage Commissions

The Trust may pay Real Property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it. Such commissions may be paid to a property manager or to others.

12.3 Property Management, Leasing and Financing Fees

The Trust may pay property management fees, leasing fees and financing fees in respect of any Real Property owned by it. Such fees may be paid to a property manager or to others.

ARTICLE 13
AMENDMENTS TO THE DECLARATION OF TRUST

13.1 Amendments by the Trustees

The Trustees may, without the approval of or any notice to Unitholders, make amendments to this Declaration of Trust:

13.1.1 for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, including respecting its status as a "**unit trust**" a "**mutual fund trust**" and a "**registered investment**" under the *Income Tax Act* or the distribution of its Units;

13.1.2 which, in the opinion of the Trustees, provide additional protection for or benefit to the Unitholders;

13.1.3 to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

13.1.4 which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time, including, without limiting the generality of the foregoing, amendments which may affect the Trust, the Unitholders or Annuitants under a plan of which a Unitholder acts as trustee or carrier or which may permit the Trust to qualify for any status under the *Income Tax Act* which would benefit the Trust or the Unitholders;

13.1.5 for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required), if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

13.1.6 which, in the opinion of the Trustees, are necessary or desirable to enable the Trust to issue Units for which the purchase price is payable on an instalment basis.

13.2 Amendments by Unitholders

Subject to sections 8.6, 13.1, 13.3 and 13.4, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a Meeting of Unitholders called for that purpose.

13.3 Two-Thirds Unitholder Vote

None of the following shall occur unless the same has been duly approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders duly called and held:

13.3.1 any amendment to this section 13.3;

13.3.2 any amendment to change a right with respect to any outstanding Units of the Trust to reduce the amount payable thereon upon termination of the Trust or to diminish or eliminate any voting rights pertaining thereto;

13.3.3 any amendment to the duration or term of the Trust;

13.3.4 any amendment relating to the powers, duties, obligations, liabilities or indemnification of the Trustees;

13.3.5 any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the Assets of the Trust as approved by the Trustees);

13.3.6 any amendment to sections 5.1 and 5.2 except for any amendment contemplated by section 13.1; or

13.3.7 any approval pursuant to section 8.6.6 or 14.2;

13.3.8 any amendments to sections 3.11, 6.1.5, 10.3 or 10.4, without the written consent of FirstPro;

except for any amendment contemplated by section 5.3 or section 13.1.

13.4 Trustees to Sign Amendment

When a vote of the Unitholders approves an amendment to this Declaration of Trust which, pursuant to the provisions of this Declaration of Trust, binds the Trustees to make such amendment, the Trustees shall sign such documents as may be necessary to effect such amendment.

ARTICLE 14
TERMINATION OF THE TRUST

14.1 Term of the Trust

The term of the Trust shall commence on the date hereof and shall continue in full force and effect until twenty-one (21) years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth, alive on December 4, 2001, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

14.2 Distribution of Trust Property by Vote of Unitholders

Notwithstanding the provisions of section 14.1, if there is an affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose requiring that the Trustees distribute to the Unitholders all Trust Property, the Trustees will be bound and obligated to make such distribution to the Unitholders.

14.3 Effect of Termination

Upon the termination of the Trust or the affirmative vote referred to in section 14.2, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to discharge the liabilities of and liquidate the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the Register of Units of the Trust shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to discharge the liabilities of and liquidate the Trust, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.6 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in section 14.4, the Trustees shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their shares, equally and rateably, of the remaining Trust Property, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court or to the Public Curator (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

14.7 Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Property after the date referred to in section 14.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds in trust for distribution pursuant to section 14.3.

ARTICLE 15
LIABILITIES OF THE TRUSTEES AND OTHERS

15.1 Liability and Indemnification of the Trustees

The Trustees shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts, claims, actions, suits and proceedings whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges and expenses which they sustain or incur in or about or in relation to the affairs of the Trust. Further, the Trustees shall not be liable to the Trust or to any Unitholder or an Annuitant for any loss or damages relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing provisions of this section 15.1 in favour of any Trustee do not apply unless:

15.1.1 the Trustee acted honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

15.1.2 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his conduct was lawful.

The provisions of this section 15.1 with respect to indemnification and saving harmless shall apply, *mutatis mutandis,* to any former Trustee and to any officer or former officer of the Trust.

15.2 **Liability of the Trustees**

The Trustees shall not be liable to the Trust or to any Unitholder, Annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by the Trust as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgement or oversight on the part of the Trustees, or for any other loss, damage or misfortune which may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with subsections 15.1.1 and 15.1.2.

15.3 **Reliance Upon Advice**

The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

15.4 **Liability of Unitholders and Others**

15.4.1 No Unitholder or Annuitant under a plan of which a Unitholder acts as trustee or carrier shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder or Annuitant for any liability whatsoever, in tort, contracts or otherwise, to any person in connection with the Trust Property or the affairs of the Trust, including, without limitation, for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or Annuitant would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for satisfaction of such liability. Each Unitholder and Annuitant under a plan of which a Unitholder acts as trustee or carrier shall be entitled to be reimbursed out of the assets of the Trust in respect of any payment of a Trust obligation made by such Unitholder or Annuitant.

15.4.2 (i) Any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage and (ii) to the extent the Trustees determine to be practicable and consistent with their obligations to act in the best interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Unitholders or Annuitants under a plan of which a Unitholder acts as trustee or carrier, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust makes Real Property investment subject to existing contractual obligations, including obligations under mortgages, the Trustees shall use all reasonable efforts to have any such obligations modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent which they determine to be practicable and consistent with their obligations to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent available on terms which they determine to be practicable, including the cost of premiums, cause the insurance carried by the Trust, to the extent applicable, to cover the Unitholders and Annuitants as additional insureds. Any potential liability of the Trustees with respect to their

foregoing obligations or their failure to perform the same shall be governed by the provisions of sections 15.1, 15.2 and 15.3.

ARTICLE 16
GENERAL

16.1 Execution of Instruments

The Trustees shall have power from time to time to appoint any Trustee or Trustees or any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing. Provisions respecting the foregoing may be contained in the Trustees' Regulations.

16.2 Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder, a Trustee or the auditors of the Trust shall be deemed conclusively to have been given if given either by hand delivery or by prepaid first-class mail addressed to the Unitholder at his address shown on the Register, to the Trustee at the last address provided by such Trustee to the Secretary of the Trust, or to the auditors of the Trust at the last address provided by such auditors to the Secretary of the Trust, as the case may be, provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section of a newspaper in the city where the Register is maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or the day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint holders of Units shall be deemed effective notice to the other joint holders. Any notice sent by mail to or left at the address of a Unitholder pursuant to this section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Units concerned.

16.3 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the auditors of the Trust any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.4 Trust Auditors

The auditors of the Trust shall be appointed at each annual meeting, save that, until the first such annual meeting, such auditors shall be appointed by the Trustees. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust.

16.5 Fiscal Year

The fiscal year of the Trust shall terminate on December 31 in each year.

16.6 Reports to Unitholders

Within 140 days of the end of each fiscal year, commencing in the fiscal year 2002 (subject to regulatory approval), and at least 21 days prior to each annual meeting of Unitholders, the Trustees shall send to each Unitholder a report, including audited comparative financial statements for such year, prepared in compliance with applicable laws. Within 60 days after the end of each of the first three fiscal quarters of each year, the Trustees shall send unaudited comparative financial statements for the period then ended to each Unitholder. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* and equivalent provincial legislation.

16.7 Trust Property to be Kept Separate

The Trustees shall maintain the property of the Trust separate from all other property in their possession.

16.8 Trustees May Hold Units

Any Trustee or associate of a Trustee may be a Unitholder or Special Unitholder or may be an Annuitant.

16.9 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the *Income Tax Act* and neither the Trust nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.10 Day not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to any distributions which are to be made hereunder on December 31.

16.11 Income Tax: Elections

In respect of the first taxation year of the Trust, the Trust shall, within the time prescribed, elect pursuant to subsection 132(6)(6.1) and/or (6.2) as the relevant case may be, of the *Income Tax Act* (as same may be amended) that the Trust be deemed to be a mutual fund trust for the entire year.

The Trust shall also apply to be a registered investment for the purposes of the *Income Tax Act* in accordance with section 204.4 thereof such that the Trust shall be a "registered investment".

16.12 Trust Records

The Trustees shall prepare and maintain, at the head office of the Trust or at any other place in Canada designated by the Trustees, records containing (i) the Declaration of Trust; (ii) minutes of meetings and resolutions of Trustees and Unitholders; and (iii) the Register. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the head office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

16.13 Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the Trustees' Regulations, the minutes of meetings and resolutions of Unitholders, the Register and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the head office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the

registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the *Business Corporations Act* (Alberta), as amended from time to time.

16.14 Execution and Effect of Restated Declaration of Trust

Subject to Article 13, a restated Declaration of Trust, setting forth the terms of this Declaration of Trust, as amended to the time of execution, may be executed at any time or from time to time by the Trustees and such restated Declaration of Trust as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Declaration of Trust as so amended; provided, however, that no such execution of a restated Declaration of Trust shall be deemed to constitute a termination of the Trust or this Declaration of Trust.

16.15 Consolidations

Any one or more Trustees or the Secretary may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.

16.16 Counterparts

This Declaration of Trust maybe executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

16.17 Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof. If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

16.18 Headings for Reference Only and Preamble

The headings preceding the articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust. The preamble and recitals hereto (and all definitions therein contained) shall form an integral part of this Declaration of Trust.

16.19 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

16.20 Time of the Essence

Time shall be of the essence of this Declaration of Trust. The mere lapse of time in the performance of the terms of this Declaration of Trust by any person shall have the effect of putting such person in default.

16.21 **Language**

The parties acknowledge that they have requested that this agreement and all documents, notices, correspondence and legal proceedings arising from this agreement or relating hereto be drawn up in English.

16.22 **Governing Law**

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Alberta. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed on the date first above written.

Witness	**J. MICHAEL STOREY**
Witness	**DAVID M. CALNAN**
Witness	**KEVIN PSHEBNISKI**
Witness	**JAMIE McVICAR**
Witness	**KEN DELF**
Witness	**AL MAWANI**
Witness	**DAVID B. CARPENTER**
Witness	**SIMON NYILASSY**
Witness	**MICHAEL YOUNG**

S:\14000-14999\14968\Declaration of Trust\Declaration of Trust final fourth.doc

16.22 Governing Law

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Alberta. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed on the date first above written.

Witness	**J. MICHAEL STOREY**
Witness	**DAVID M. CALNAN**
Witness	**KEVIN PSHEBNISKI**
Sue Anderson Witness	**JAMIE McVICAR**
Witness	**KEN DELF**
Witness	**AL MAWANI**
Witness	**DAVID B. CARPENTER**
Witness	**SIMON NYILASSY**
Witness	**MICHAEL YOUNG**

16.22 Governing Law

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Alberta. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed on the date first above written.

Witness	**J. MICHAEL STOREY**
Witness	**DAVID M. CALNAN**
Witness	**KEVIN PSHEBNISKI**
Witness	**JAMIE McVICAR**
Witness	**KEN DELF**
Witness	**AL MAWANI**
Witness	**DAVID B. CARPENTER**
Witness	**SIMON NYILASSY**
Witness	**MICHAEL YOUNG**



16.22 **Governing Law**

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Alberta. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed on the date first above written.

Witness	**J. MICHAEL STOREY**
Witness	**DAVID M. CALNAN**
Witness	**KEVIN PSHEBNISKI**
Witness	**JAMIE McVICAR**
Witness	**KEN DELF**
Witness	**AL MAWANI**
Witness	**DAVID B. CARPENTER**
Witness	**SIMON NYILASSY**
Witness	**MICHAEL YOUNG**

FIFTH AMENDED AND RESTATED

DECLARATION OF TRUST

FOR

CALLOWAY REAL ESTATE INVESTMENT TRUST

TABLE OF CONTENTS

CALLOWAY REAL ESTATE INVESTMENT TRUST

FIFTH AMENDED AND RESTATED DECLARATION OF TRUST

THIS DECLARATION OF TRUST made the 4th day of December, 2001, as amended and restated as of the 24th day of October, 2002, as further amended and restated as of the 31st day of October, 2003, as further amended and restated as of the 16th day of January, 2004, as further amended and restated as of the 7th day of July, 2005, as further amended and restated as of May 16 2006.

RECITAL

WHEREAS the Trust was established for the principal purpose of providing persons who may become the holders of Units ("Unitholders") of the Trust with an opportunity to invest in a trust owning a diversified portfolio of income-producing real property investments;

AND WHEREAS on December 4, 2001, ten initial Units of the Trust were issued to Laxus Holdings Inc. (the "Settlor");

AND WHEREAS, the Trust first amended this declaration of Trust on October 24, 2002 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on September 24, 2002;

AND WHEREAS, the Trust again amended this declaration of Trust on October 31, 2003 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on September 23, 2003;

AND WHEREAS, the Trust again amended this declaration of Trust on January 16, 2004 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on January 16, 2004;

AND WHEREAS, the Trust again amended this declaration of Trust on July 7, 2005 upon receipt of approval by the Unitholders for such amendment at a meeting of Unitholders held on July 7, 2005;

AND WHEREAS the Trustees desire to further amend and restate this Declaration of Trust in the manner provided herein subject to the receipt of Unitholder consent, approval and ratification which was received at the meeting of Unitholders held on May 16, 2006;

AND WHEREAS, for greater certainty, the restatement of this Declaration of Trust shall not be deemed to constitute a termination of the Trust or a resettlement of this Declaration of Trust created hereby;

DECLARATION

NOW THEREFORE, the undersigned, being all of the Trustees, hereby confirm that they agree to hold in trust as trustees any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to them as such trustees, and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE 1
DEFINITIONS

1.1 Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Declaration of Trust, except where the context otherwise requires:

1.1.1 "**Adjusted Unitholders' Equity**" means, at any time, the aggregate of the amount of Unitholders' equity and the amount of accumulated depreciation recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles;

1.1.2 "**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

1.1.3 "**Annuitant**" means the annuitant of a registered retirement savings plan or a registered retirement income fund or a deferred profit sharing plan, all as defined in the *Income Tax Act* (Canada), or any other plan of which a Unitholder acts as trustee or carrier;

1.1.4 "**Associate**" means, where used to indicate a relationship between an individual and a corporation, an individual who beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the corporation, a spouse of such individual or an immediate family member of such individual and, where used to indicate a relationship between an individual and a partnership, a partner of that partnership and, if such partner is an individual, a spouse of such individual or an immediate family member of such individual;

1.1.5 "**Audit Committee**" means the committee established pursuant to Section 10.2;

1.1.6 "**Business Day**" means any day other than a Saturday, Sunday or a day on which the principal chartered banks located at Calgary, Alberta are not open for business during normal banking hours;

1.1.7 "**Chairman**", "**President**", "**Vice-President**" and "**Secretary**" shall mean the person(s) holding the respective office from time to time in accordance with section 3.10;

1.1.8 "**Declaration of Trust**" means this declaration of trust, as amended, supplemented or amended and restated from time to time;

1.1.9 "**Dissenting Offeree**" means, where a take-over bid is made for all of the Units other than those held by the Offeror, a holder of Units who does not accept the take-over bid and includes a subsequent holder of that Unit who acquires it from the first mentioned holder;

1.1.10 "**Distribution Date**" means, with respect to a distribution by the Trust, a business day determined by the Trustees for any calendar month to be on or about the 15th day of the following month;

1.1.11 "**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Units without the payment of additional consideration therefore;

1.1.12 "**Fair Market Value**" means, at any time, at the option of the Trustees of the Trust either: (i) the fair market value of the assets of the Trust at such time, as determined by the Trustees of the Trust; or (ii) the fair market value of the Trust calculated as the aggregate outstanding indebtedness of the Trust at such time plus the value obtained when the aggregate number of Units and Exchangeable Securities outstanding at such time is multiplied by the weighted average trading price of the Units on the Toronto Stock Exchange, or such other exchange upon which the Units of the Trust may be listed for trading, for the ten trading days immediately preceding such time.

1.1.13 "**Gross Book Value**" means, at any time, the consolidated book value of the assets of the Trust, as shown on its then most recent consolidated balance sheet, plus the amount of accumulated amortization for buildings, tenant improvements, equipment, in place lease values, below and above market leases and tenant relationship values shown thereon;

1.1.14 "**Immediate Family Member**", when used to indicate a relationship with an individual, means a parent, child or sibling of such individual;

1.1.15 "**Initial Contribution**" means the amount of $10.00 transferred and paid by the Settlor to the Trustees on December 4, 2001 for the purpose of establishing the Trust;

1.1.16 "**Mortgage**" means, under applicable law, any mortgage, charge, bond, debenture, note or other evidence of indebtedness, in each case, which is directly or indirectly secured by Real Property;

1.1.17 "**Net Realized Capital Gains of the Trust**" for any year means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of (i) the amount of any capital losses of the Trust for the year and (ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust;

1.1.18 "**Net Recapture Income of the Trust**" for any year means the amount, if any, by which the amount required to be included in the income of the Trust for income tax purposes for such year in respect of recapture of capital cost allowance exceeds the amount permitted to be deducted under subsection 20(16) of the *Income Tax Act* (Canada) for such year;

1.1.19 "**Non-Resident**" means any person that is neither a Resident Canadian nor a Canadian partnership for the purposes of the *Income Tax Act* (Canada);

1.1.20 "**Offeree**" means a person to whom a Take-over Bid is made;

1.1.21 "**Offeror**" means a person, other than an agent, who makes a Take-over Bid, and includes two or more persons who, directly or indirectly,

1.1.21.1 make a Take-over Bid jointly or in concert; or

1.1.21.2 intend to exercise jointly or in concert voting rights attached to the Units for which a Take-over Bid is made;

1.1.22 "**Outside Trustee**" means a Trustee that is not a member of management of the Trust or any of its subsidiaries;

1.1.23 "**Real Property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise), any interests in any of the foregoing and securities of corporations, trusts, limited partnerships or other legal entities whose sole or principal purpose and activity is to invest in, hold and deal in real property;

1.1.24 "**Register**" means the register which shall be established and maintained pursuant to section 6.16;

1.1.25 "**Resident Canadian**" means an individual who is a resident of Canada for purposes of the *Income Tax Act* (Canada);

1.1.26 "**Settlor**" means Laxus Holdings Inc.;

1.1.27 "**Special Unitholder**" means the holder of Special Voting Units;

1.1.28 "**Special Voting Unit**" means the non-participating, voting unit of the Trust, other than a Unit, that are more particularly described in section 6.1.3 that has been authorized and issued hereunder;

1.1.29 "**Take-over Bid**" has the meaning ascribed to such term in the *Securities Act* (Alberta), as amended from time to time;

1.1.30 "**Trust**" or "**Calloway**" means the Calloway Real Estate Investment Trust, the trust established hereunder;

1.1.31 "**Trust Property**", at any time, shall, unless the contrary intention appears in any particular instance or instances in this Declaration of Trust, mean such of the following moneys, properties and assets as are at such time held by the Trust or by the Trustees on behalf of the Trust;

1.1.31.1 the Initial Contribution;

1.1.31.2 all funds realized from the sale of Units from time to time;

1.1.31.3 all property of whatsoever nature and kind substituted by the Trustees for the foregoing moneys, properties or assets, in whole or in part, at any time and from time to time, all additional property of whatsoever nature and kind acquired, from time to time, by the Trustees that is to be held upon the trusts herein and all property substituted therefor, all property substituted for substituted property and shall include without limitation, all resultant assets and property, movable or immovable, tangible or intangible, and wheresoever situate anywhere in the world of any nature whatsoever and without limiting the generality of the foregoing, the Trust Property shall include all proceeds of policies of insurance, securities, shares, whether common or preferred or otherwise ranking, share warrants, bonds, debentures, bills of exchange or any other forms or evidence of title which may at any time hereafter be purchased or acquired by exchange or in any other manner whatsoever by the Trustees directly or indirectly as well as all interest, revenues and fruits which may at any time hereafter derive or accrue from any of the foregoing or from any part or parts thereof and shall further include the interest, revenue and fruits which may at any time ever be derived or accrued from dealing in or the investment of or the reinvestment or exchange, without limit, of the investments and the proceeds thereof flowing from the property of the Trust in any manner whatsoever;

1.1.31.4 any proceeds of disposition of any of the foregoing property; and

1.1.31.5 all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to the foregoing monies, properties or assets or such proceeds of disposition;

1.1.32 "**Trustee**" means, at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time; and "**Trustees**" means, at any time, all of the individuals each of whom is at that time a Trustee;

1.1.33 "**Trustees' Regulations**" means the regulations adopted by the Trustees pursuant to section 4.3;

1.1.34 "**Unit**" means a participating unit interest in the Trust more particularly described in section 6.1.2 below issued from time to time in accordance with the provisions hereof and includes a fraction of a participating unit of the Trust;

1.1.35 "**Unit Certificate**" shall have the meaning ascribed thereto in section 6.15;

1.1.36 "**Unitholder**" or "**holder of Units**" means a person whose name appears on the Register as a holder of Units and includes, for the purposes of sections 15.1, 15.2 and 15.4 only, any person who is a beneficial owner of a Unit; and

1.1.37 any reference to "**property**" or "**property of the Trust**" or "assets" or "**assets of the Trust**" includes, in each case, property and assets of the Trust and the Trust Property.

1.1.38 **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion hereof or thereof;

1.1.39 **"person"** means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof.

1.2 References to Acts Performed by the Trust or Rights of the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust or to rights of the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof, or to rights of the Trustees, in their capacity as Trustees of the Trust, as the case may be.

1.3 Income Tax Act

In this Declaration of Trust, any reference to the "*Income Tax Act* (Canada)" or the "Income Tax Act" shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the regulations thereunder as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference herein to the *Income Tax Act* (Canada) or the *Income Tax Act* shall also include a reference to any applicable and corresponding provision under the income tax laws of a province or territory of Canada.

ARTICLE 2
THE TRUST

2.1 Initial Contribution, Acceptance and Trust Property

On December 4, 2001, the Settlor, irrevocably transferred the Initial Contribution to the Trustees for the purpose of establishing the Trust. Receipt of the Initial Contribution was acknowledged by the Trustees and in consideration thereof the Settlor was thereby issued ten initial Units of the Trust. The Settlor thereby fully and finally, unconditionally and irrevocably, divested itself of the Initial Contribution and of any other property which is to be comprised within the Trust Property and further fully and finally, unconditionally and irrevocably, divested itself of all rights of ownership, possession, enjoyment or administration of the Trust Property and the Trustees thereby accepted the Initial Contribution and all other property or assets which may become the Trust Property on behalf of and for the benefit of the Unitholders, subject to the terms and provisions hereof (including any discretionary rights and powers granted the Trustees) such acceptance to include not merely the receipt or future receipt of the Trust Property but also the acceptance for the benefit of the Unitholders pursuant to the terms hereof, of all rights of ownership, possession, use, enjoyment and administration of the said Trust Property as referred to in the definition of Trust Property herein.

2.2 Seizen

The Trustees are hereby seized of the Trust Property, in trust, for the purpose of having, holding, using and administering the same as trustees for the account and benefit of the Unitholders pursuant to the terms hereof.

2.3 **Establishment of Trust**

The Trustees hereby accept the Trust hereby constituted and agree to hold the Trust Property transferred to them in trust from time to time for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trust and subject to the terms and conditions hereinafter set forth, such trust to constitute the Trust hereunder. The Trustees acknowledge that the Trust results from this Declaration of Trust, the transfer by the Settlor hereby made of the Initial Contribution from its patrimony to the patrimony of the Trust hereby constituted by the Settlor which the Settlor has appropriated to the particular purposes set forth herein, and each of the Trustees hereby undertakes and accepts to hold and administer such trust patrimony in accordance with the provisions hereof. Each of the Settlor and the Trustees confirms that the patrimony of the Trust has been hereby transferred in trust and constitutes a patrimony by appropriation, autonomous and distinct from that of the Settlor, the Trustees or any Unitholder. By the original Declaration of Trust, the Settlor appointed the Initial Trustees (as defined in the original Declaration of Trust) as Trustees. Article 3 hereof provides the mode of appointment and replacement of the Trustees. Subject to the provisions hereof, each of the Trustees elected or appointed pursuant to this Declaration of Trust shall have all of the powers set forth herein. To the extent required by applicable law, the Settlor hereby appoints the Unitholders as the sole beneficiaries of the Trust. The Units shall be issued upon the terms and subject to the conditions of the Declaration of Trust, and this Declaration of Trust shall be binding upon all Unitholders and by acceptance of the certificate representing any such Unit, the Unitholder thereof shall be deemed to agree to be bound by this Declaration of Trust.

2.4 **Name**

The Trust shall be known and designated as the Calloway Real Estate Investment Trust, or by such other name as the Trustees determine, in their discretion, from time to time.

2.5 **Use of Name**

If the Trustees determine that there are circumstances where the use of the name determined under section 2.4 above is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.6 **Office**

The head office of the Trust is located at 700 Applewood Crescent, Vaugham, Ontario L4K 5X3, unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

2.7 **Nature of the Trust**

The Trust is an unincorporated open-end mutual fund trust. The Trust, the Units and its property shall be governed by the general law of trusts, except as such general law of trusts have been or is from time to time modified, altered or abridged for the trust by:

2.7.1 applicable laws and regulations or other requirements; and

2.7.2 the terms, conditions and trusts set forth in this Declaration of Trust.

The interest and rights generally of a Unitholder in the Trust shall be limited to the right to participate equally and ratably in distributions when and as declared by the Trustees as contemplated by Article 11 and distributions upon the termination of the Trust as contemplated in Article 14. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them for any purpose be, or be deemed

to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. The Trustees shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders and the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust.

2.8 **Trust Investments**

In accordance with paragraph 132(6)(b) of the *Income Tax Act*, the only undertaking of the Trust shall be as contemplated by the aforesaid provision of the *Income Tax Act*.

2.9 **Control and Administration of the Trust Property**

The control and administration of the Trust Property and the right to conduct the affairs of the Trust are vested exclusively in the Trustees and the Unitholders and Special Unitholders shall have no rights therein other than the rights specifically set forth in this Declaration of Trust and they shall have no right to compel any partition, division, dividend or distribution of the Trust Property or any of the other assets of the Trust, except as specifically provided herein. The Units and Special Voting Units shall be movable property and shall confer upon the holders thereto only the interest and rights specifically set forth in this Declaration of Trust.

ARTICLE 3
TRUSTEES AND OFFICERS

3.1 **Number**

There shall be no fewer than seven (7) nor more than twelve (12) Trustees. Subject to Section 3.11, the number of Trustees may be increased or decreased within such limits from time to time by the Trustees or the Unitholders, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third of the number of Trustees in office immediately following the last annual meeting of Unitholders.

3.2 **Trustees**

A Trustee, having been appointed, shall hold office until such Trustee's removal or until such Trustee's successor is elected or appointed. Any one or more of the Trustees may be changed at any time or from time to time.

3.3 **Qualifications of Trustees**

A Trustee shall be an individual. The following persons are disqualified from being a Trustee of the Trust:

3.3.1 Anyone who is less than eighteen years of age;

3.3.2 Anyone who does not have the full exercise of his civil rights;

3.3.3 Anyone who is of unsound mind and has been so found by a Court in Canada or elsewhere;

3.3.4 Anyone who has been placed under protective supervision; and

3.3.5 A person who has the status of a bankrupt.

Notwithstanding anything herein contained to the contrary, and, to the fullest extent permitted by applicable law, all the acts of the Trustees otherwise in accordance with this Declaration of Trust shall be valid notwithstanding any temporary failure to comply with the provisions of this paragraph.

A majority of the Trustees shall be Resident Canadians.

3.4 **Intentionally deleted**

3.5 **Election of Trustees**

Subject to sections 3.1, 3.2, 3.3, 3.7 and 3.11, the election of the Trustees shall be by the vote of Unitholders at meetings of the Unitholders. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such person has either before or after such appointment or election, executed and delivered to the Trust an acceptance substantially as follows:

"To: Calloway Real Estate Investment Trust (the "Trust")

And to: The Trustees thereof

The undersigned hereby accepts to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's appointment or election as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Fifth Amended and Restated Declaration of Trust made as of May 16, 2006, as amended from time to time, constituting the Trust."

Upon the later of a person being appointed or elected a Trustee hereunder and executing and delivering to the Trust an acceptance substantially as set forth above, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

An act of a Trustee is valid notwithstanding an irregularity in the appointment or election of the Trustee or a defect in the qualifications of the Trustee.

3.6 **Resignation, Removal and Death of Trustees**

A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the President or Secretary. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee. A Trustee may be removed at any time with or without cause by the affirmative vote of at least a majority of the votes cast at a meeting of Unitholders called for that purpose or with cause by resolution passed by an affirmative vote of not less than a majority of the remaining Trustees. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution and any Trustee so removed shall be so notified by the Secretary or another officer of the Trust forthwith following such removal. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall (i) cease to have rights, privileges and powers of Trustees hereunder, (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust Property held in his name, (iii) account to the remaining Trustees as they may require for all property which he holds as Trustee and (iv) resign from all representative or other positions held by him on behalf of the Trust, including without limitation, as a director or officer of any corporation in which the Trust owns any securities (directly or indirectly), upon which he shall thereupon be discharged of his obligations as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. Upon a Trustee ceasing, to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided however that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in section 15.1.

3.7 **Vacancies**

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incapacity or other incapacity to exercise the duties of the office or upon the removal of a Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy.

3.8 **Successor and Additional Trustees**

The rights of the Trustees to control and exclusively administer the Trust and to have the titles to the Trust Property drawn up in their names and all other rights of the Trustees at law shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such rights shall vest in the Trustees whether or not conveyancing or transfer documents have been executed and delivered pursuant to section 3.6 or otherwise.

3.9 **Compensation and Other Remuneration**

Trustees who are not employees of and who do not receive salary from the Trust or its Affiliates shall be entitled to receive for their services as Trustees such reasonable compensation as the Trustees may determine from time to time, as well as reimbursement of their out-of-pocket expenses incurred in acting as a Trustee. Such Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as an officer of the Trust, legal, accounting or other professional services or service, as a broker, transfer agent or underwriter, whether performed by a Trustee or any person affiliated with a Trustee. Trustees who are employees of and who receive salary from the Trust or its Affiliates shall not be entitled to receive any remuneration for their services as Trustees but shall be entitled to reimbursement from the Trust of their out-of-pocket expenses incurred in acting as a Trustee.

3.10 **Officers of the Trust**

The Trust may have a Chairman, a President, one or more Vice-Presidents and a Secretary and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee. The Chairman, if not a Trustee, shall be entitled to receive notice of and attend all meetings of the Trustees but, unless he is a Trustee, shall not be entitled to vote at any such meeting. Officers of the Trust shall be appointed and discharged and their remuneration determined by the Trustees provided that the President shall be appointed on an annual basis and with the consent of not less than 75% of the Trustees.

3.11 **FirstPro Appointees**

For so long as Mitchell Goldhar, companies controlled by Mitchell Golhar or Affiliates of such companies (collectively referred to herein as "FirstPro") are the registered and beneficial owner of in excess of 5% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint one trustee to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to eight; for so long as FirstPro is the registered and beneficial owner of in excess of 15% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of two trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of eight; and for so long as FirstPro is the registered and beneficial owner of in excess of 25% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of three trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of nine.

ARTICLE 4
TRUSTEES' POWERS AND DUTIES

4.1 General Powers

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, including without limitation sections 5.1 and 5.2, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgement and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the affairs of the Trust. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by laws which are of public order, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

4.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust including, without limitation sections 5.1 and 5.2, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgement and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

4.2.1 To retain, invest and reinvest the capital or other funds of the Trust in Real Property of any kind, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

4.2.2 For such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of the Trust and hold for investment the entire or any participating interest in mortgages. In connection with any such investment, purchase or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments or other gross income from or a share of the profits from or a share in the equity or ownership of Real Property;

4.2.3 To sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees by one or more of the Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

4.2.4 To enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

4.2.5 To borrow money from or incur indebtedness to any person; to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, or encumber, the property of the Trust to secure any of the foregoing;

4.2.6 To lend money, whether secured or unsecured;

4.2.7 To incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

4.2.8 To deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will earn interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustees may determine;

4.2.9 To possess and exercise all the rights, powers and privileges appertaining to the ownership of, or interest in, all or any mortgages or securities, issued or created by any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

4.2.10 To elect, appoint, engage or employ officers for the Trust (including a Chairman, a President, one or more Vice-Presidents and a Secretary and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees' Regulations; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, appraisers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and, except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

4.2.11 To collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof,

4.2.12 To renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

4.2.13 To purchase and pay for, out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers or otherwise;

4.2.14 To cause title to any of the assets of the Trust to be drawn up in the name of the Trustees, and/or, to the extent permitted by applicable law, in the name of the Trust or one or more of the Trustees or any other person, on such terms, in such manner with such powers in such person as the

Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein provided, however, that should title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust or Trustees as aforesaid, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that title to such assets is held in trust for the benefit of the Trust;

4.2.15 To determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses, disbursements and property of the Trust;

4.2.16 To prepare, sign and file or cause to be prepared, signed and filed any prospectus, information circular, offering memorandum or similar document, and any amendment thereto, relating to or resulting from an offering of the Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto and any fees related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders or holders of Exchangeable Securities, immediately prior to such offering;

4.2.17 To make or cause to be made application for the listing on any stock exchange of any Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

4.2.18 To determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgement, may deem material and reliable;

4.2.19 To do all such acts and things and to exercise such powers which are delegated to the Trustees by any person who co-owns Real Property with the Trust;

4.2.20 To do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the affairs of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

4.3 **Further Powers of the Trustees**

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, their rights or powers and the rights or powers of its Unitholders or officers not inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. Any regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

4.4 **Standard of Care**

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly, in good faith with a view to the best interests of the Trust and the Unitholders and that in connection therewith they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee shall not be liable in carrying out his or her duties under this Declaration of Trust except in cases where a Trustee fails to act honestly and in good faith with a view to the best interests of the Trust and the Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the affairs of the Trust.

For greater certainty, to the extent that the Trustees have contracted or delegated the performance of certain activities to a property manager, they shall be deemed to have satisfied the aforesaid standard of care.

4.5 **Reliance Upon Trustees**

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including, without limiting the foregoing, a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any two Trustees or the Secretary or, without limiting the foregoing, such other person as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for moneys or other consideration shall be binding upon the Trust.

4.6 **Determinations of Trustees Binding**

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or such other fund or plan registered under the *Income Tax Act* (Canada), upon plan beneficiaries and plan holders past, present and future) and Special Unitholders and Units and Special Voting Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

4.7 **Conflict of Interest**

If a Trustee or an officer of the Trust:

4.7.1 is a party to a material contract or transaction or proposed material contract or transaction with the Trust (including a contract or transaction involving the making, or disposition of any investment in Real Property or a joint venture arrangement); or

4.7.2 is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust,

the Trustee or the officer of the Trust, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest as follows:

4.7.3 The disclosure required in the case of a Trustee shall be made:

4.7.3.1 at the meeting of Trustees at which a proposed contract or transaction is first considered;

4.7.3.2 if the Trustee was not then interested in a proposed contract or transaction, at the first such meeting after he becomes so interested;

4.7.3.3 if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

4.7.3.4 if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he becomes a Trustee;

4.7.4 The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made:

4.7.4.1 forthwith after such person becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Trustees;

4.7.4.2 if such person becomes interested after a contract is made or a transaction is entered to, forthwith after such person becomes so interested; or

4.7.4.3 if a person who is interested in a contract or transaction later becomes an officer of the Trust who is not a Trustee, forthwith after he becomes an officer of the Trust;

4.7.5 Notwithstanding subsections 4.7.3 and 4.7.4, where this section applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the affairs of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such person's interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction;

4.7.6 A Trustee referred to in this section shall not vote on any resolution to approve the said contract or transaction unless the contract or transaction is:

4.7.6.1 one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust; or

4.7.6.2 one for indemnity under section 15.1. or the purchase of liability insurance;

4.7.7 For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into. In the event that a meeting of Unitholders is called to confirm or approve a contract or transaction which is the subject of a general notice to the Trustees, the notice and extent of the interest in the contract or transaction of the person giving such general notice shall be disclosed in reasonable detail in the notice calling the said meeting of Unitholders or in any information circular required to be provided by this Declaration of Trust or by law;

4.7.8 Where a material contract is made or a material transaction is entered into between the Trust and a Trustee or an officer of the Trust, or between the Trust and another person of which a Trustee or an officer of the Trust is a director or officer or in which he has a material interest:

4.7.8.1 such person is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

4.7.8.2 the contract or transaction is neither void nor voidable;

by reason only of that relationship or by reason only that such person is present at or is counted to determine the presence of a quorum at the meeting of the Trustees that authorized the contract or transaction, if such, person disclosed his interest in accordance with this section 4.7, and the contract or transaction was approved by the Trustees or the Unitholders and was reasonable and fair to the Trust at the time it was so approved;

4.7.9 Notwithstanding anything in this section, but without limiting the effect of subsection 4.7.8, a Trustee or an officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office or position, and the contract or transaction, if it was

reasonable and fair to the Trust at the time it was approved, is not by reason only of such person's interest therein void or voidable, where:

4.7.9.1 the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

4.7.9.2 the nature and extent of such person's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust or by law; and

4.7.10 Subject to subsections 4.7.8 and 4.7.9, where a Trustee or an officer of the Trust fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and/or directing that such person account to the Trust for any profit or gain realized.

ARTICLE 5
INVESTMENT GUIDELINES AND OPERATING POLICIES

5.1 Investment Guidelines

The assets of the Trust may be invested only in accordance with the following guidelines:

5.1.1 the Trust will focus its acquisition activities on existing income-producing properties that are capital property of the Trust, including office, retail, industrial and mixed use properties, that are substantially leased;

5.1.2 notwithstanding anything in this Declaration of Trust to the contrary, the Trust shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the *Income Tax Act*, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, or that would result in the Trust paying a tax under the registered investment provisions of the *Income Tax Act* imposed for exceeding certain investment limits;

5.1.3 the Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by theTrust, provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Trustees, are commercially reasonable, including without limitation such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, such as buy-sell mechanisms, provisions that limit the liability of the Trust to third parties, and provisions that provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out above and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership or limited liability company;

5.1.4 except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, the Trust may not hold securities other than

securities of a joint venture entity, trust or limited partnership or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular Real Property or Real Properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in this Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

5.1.5 except as otherwise prohibited in this Declaration of Trust, the Trust may invest in interests (including fee ownership and leasehold interests) in income-producing Real Property that is capital property of the Trust;

5.1.6 the Trust shall not acquire any single investment in real property (whether directly or indirectly through its interest in a trust, limited partnership or corporation) if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

5.1.7 the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in Real Property that is capital property of the Trust;

5.1.8 the Trust shall not invest directly in operating businesses unless such investment is through a corporation, limited partnership or trust;

5.1.9 subject to Section 5.1.2, the Trust may invest directly in raw land for development properties adjacent to existing properties of the Trust provided such investment is through a corporation, limited partnerships or trust established for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust;

5.1.10 the Trust may invest in mortgages or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

5.1.10.1 the Real Property which is security therefore is income-producing Real Property which otherwise meets the general investment guidelines of the Trust adopted by the Trustees from time to time in accordance with this Declaration of Trust and the restrictions set out therein; and

5.1.10.2 the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

5.1.11 the Trust may invest in mortgages if the primary intention is to use the acquisition of the mortgages as a method of acquiring control of income-producing Real Property which would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity; and

5.1.12 subject to subsection 5.1.2, the Trust may invest an amount (which, in the case of an amount invested to acquire Real Property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with subsections 5.1.4, 5.1.5, 5.1.10 and 5.1.11 above or subsection 5.2.3.

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture arrangement. Nothing in the guidelines prohibits the Trust from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

Except as specifically set forth herein to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the Trust.

5.2 **Operating Policies**

The operations and affairs of the Trust shall be conducted in accordance with the following policies:

5.2.1 (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of Real Property;

5.2.2 the Trust shall not lease or sublease to any person any Real Property, premises or space where that person and its Affiliates would, after the contemplated lease or sublease, be leasing or subleasing Real Property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust;

5.2.3 the limitation contained in subsection 5.2.2 shall not apply to the renewal or extension of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed (or an indemnity has been given) by:

5.2.3.1 the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

5.2.3.2 any corporation, the bonds, debentures or other evidences of indebtedness of, or guaranteed by which, has received a rating from Standard & Poors of no less than investment grade (or equivalent from any other recognized credit rating agency) in each case, at the time the lease or sublease is entered into, or at the time other satisfactory leasing arrangements as determined by the Trustees, in their discretion, are entered into;

5.2.3.3 a Canadian chartered bank registered federally or under the laws of a province of Canada; or

5.2.3.4 Wal-Mart Canada Corp. and its related associates and affiliates.

5.2.4 the Trust may engage directly in construction or development to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest;

5.2.5 title to each Real Property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the Trust or a corporation or other entity wholly owned, directly or indirectly, by the Trust or jointly, directly or indirectly, by the Trust with joint venturers;

5.2.6 the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). The Trustees may in their discretion use Fair Market Value in place of Gross Book Value for the purposes of this subsection. For the

purposes of this subsection the term "indebtedness" means (without duplication and excluding "non-controlling interests") on a consolidated basis:

5.2.6.1 any obligation of the Trust for borrowed money;

5.2.6.2 any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

5.2.6.3 any obligation of the Trust issued or assumed as the deferred purchase price of property;

5.2.6.4 any capital lease obligation of the Trust; and

5.2.6.5 any obligation of the type referred to in clauses 5.2.6.1 through 5.2.6.4 of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that (a) for the purposes of 5.2.6.1 through 5.2.6.4, an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (b) obligations referred to in clauses 5.2.6.1 through 5.2.6.3 exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising out of the ordinary course of business; and (c) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

5.2.7 the Trust shall not incur debt aggregating more than 20% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) at floating interest rates or having a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

5.2.8 the Trust may directly or indirectly guarantee indebtedness or liabilities of a third party provided that such guarantee is related to the direct or indirect ownership or acquisition by the Trust of Real Property that would otherwise comply with the investment restrictions and operating guidelines contained in sections 5.1 and 5.2;

5.2.9 the Trust shall be obliged to obtain an independent appraisal of any property acquired by the Trust that the Investment Committee determines, in its discretion, should be supported by an independent appraisal;

5.2.10 the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

5.2.11 the Trust shall have conducted a Phase I environmental audit of each Real Property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the Trust shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time; and

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture.

All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the Trust.

5.3 **Registered Investments**

The Trustees shall cause the Trust to do all such things and take all such action as may be necessary from time to time to ensure that the Trust obtains and retains its status as a "registered investment" under the *Income Tax Act*. The Trustees shall take all steps necessary to ensure that the Trust does not make or hold any investment that would result in the Trust being liable for tax under Part XI or Part X.2 of the *Income Tax Act*.

5.4 **Application of Investment Restrictions and Operating Guidelines**

With respect to the investment restrictions and operating guidelines contained in Sections 5.1 and 5.2, where any maximum or minimum percentage limitation is specified in any of the restrictions therein contained, such restrictions shall be applied on the basis of the relevant amounts calculated immediately after the making of such investment. Any subsequent change relative to any percentage limitation which results from a subsequent change in the book value of the assets of the Trust or the amount of Adjusted Unitholders' Equity will not require divestiture of any investment

5.5 **Regulatory Matters**

If at any time a government or regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restriction of the Trust then in force, such restriction in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE 6
TRUST UNITS

6.1 **Units**

6.1.1 The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder and Special Unitholder shall be determined by the number of Units and/or Special Voting Units registered in the name of the Unitholder or Special Unitholder.

6.1.2 Each Unit represents an equal undivided interest in the Trust. All Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

6.1.3 No Special Voting Unit shall be entitled to any interest or share in the distributions or net assets of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee. A Special Voting Unit shall be issued in conjunction with Exchangeable Securities issued and shall be automatically cancelled on the issuance of Units on exercise, conversion or cancellation of Exchangeable Securities. Subject to Section 8.6.3, each Special Voting Unit shall entitle the Special Unitholder of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Units into which the Exchangeable Securities to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so

exchanged, converted or cancelled). For greater certainty, holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any legal or beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

6.1.4 Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Units, the Trust shall enter into such agreements, including voting and exchange trust agreements and Exchangeable Security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Units;

6.1.5 If in any given 365 day period in the five year period from July 1, 2005, the average weighted aggregate number of Special Voting Units plus Units held or controlled by FirstPro is equal to or greater than 15,000,000, then so long as Mr. Mitchell Goldhar remains a Trustee and FirstPro directly or indirectly beneficially own or control less than 25% of the voting rights attached to all voting securities of the Trust, the Trust shall issue such number of additional Special Voting Units (the "**Additional Special Voting Units**") which will entitle FirstPro to cast 25% of the votes attached at a meeting of the holders of Units and Special Voting Units. FirstPro's entitlement under this clause shall extend for an additional five year period should FirstPro sell in aggregate at least $800,000,000 of freehold assets (including freehold interests in assets sold under development arrangements) to the Trust or its affiliates during the initial 5 year period, provided that number of Units and Special Voting Units held or controlled by FirstPro shall be increased to the lesser of 20,000,000 or 20% of the aggregate issued and outstanding Units plus Special Voting Units and provided that Mr. Mitchell Goldhar remains a Trustee.

6.2 Ranking of Units

Each Unit shall represent an equal undivided interest in the Trust with all other outstanding Units, all Units outstanding from time to time shall participate equally and rateably in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities and no Unit shall have any preference or priority over any other. Special Voting Units shall have no legal or beneficial interest in the distributions or assets of the Trust.

6.3 Consideration for Units

6.3.1 Subject to the last two sentences of this section 6.3.1, a Unit shall not be fully paid until the consideration therefore has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust. Units may be issued and sold on an instalment basis, in which event beneficial ownership of such Units may be represented by instalment receipts, but shall otherwise be non-assessable. When Units are issued and sold on an instalment basis, the Trust may take security over such Units as security for unpaid instalments, including, without limitation, a pledge as contemplated by an instalment receipt agreement.

6.3.2 Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities or pursuant to the operation of Section 6.1.5 above.

6.4 No Pre-Emptive Rights

There are no pre-emptive rights attaching to the Units.

6.5 Fractional Units

If as a result of any act of the Trustees hereunder any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a certificate therefore. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

6.6 Title to Assets of the Trust

The titles to the assets of the Trust and the right to conduct the affairs of the Trust are vested exclusively in the Trustees, subject to the provisions of this Declaration of Trust, and the Unitholders and Special Unitholder shall have no interest therein other than the interest in the Trust conferred by their Units or Special Voting Units issued hereunder as described in section 2.7. No Unitholder or Special Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

6.7 Allotment and Issue

The Trustees may allot and issue Units and Special Voting Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine excepting only that Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities. In the event that Units or Special Voting Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units or Special Voting Units shall express the fair equivalent in money of the other consideration received.

6.8 Rights, Warrants and Options

The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units (including Exchangeable Securities) which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder. Upon the approval by the Trustees of any Unit option plan for trustees, officers and/or employees of the Trust, the Trustees may grant options upon the terms and subject to the conditions set forth in such plan.

6.9 Commissions and Discounts

The Trustees may provide for the payment by the Trust of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or of their agreeing to produce subscriptions therefor, whether absolute or conditional.

6.10 Transferability

Subject to Section 6.11, the Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall use all reasonable efforts to obtain and maintain a listing for the Units on one or more stock exchanges in Canada. Special Voting Units and Exchangeable Securities shall be non-transferable without the consent of the Trust and shall not be listed on any exchange.

6.11 Limitation of Ownership by Non-Residents

6.11.1 At no time may Non-Residents be the beneficial owners of more than 49.9% of the Units, on a basic or fully-diluted basis (and for greater certainty, including Units into which Exchangeable Securities may be converted or exchanged), and the Trustees shall inform the Transfer Agent of

this restriction. The Trustees may require a registered holder of Units and Special Voting Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Units registered in such Unitholder's name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is a Non-Resident). If the Trustees become aware, as a result of acquiring such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of 49.9% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-Resident and does not hold such Units for the benefit of Non-Residents. If, notwithstanding the foregoing, the Trustees determine that more than 49.9% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are held by Non-Residents, the Trustees may send a notice to such Non-Resident holders of the Units or Exchangeable Securities, as the case may be, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or Exchangeable Securities or a portion thereof within a specified period of not more than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or Exchangeable Securities or provided the Trustees with satisfactory evidence that they are not Non-Residents within such period, the Trustees may on behalf of such Unitholders sell such Units or Exchangeable Securities and, in the interim, shall suspend the voting and distribution rights attached to such Units or Exchangeable Securities (other than the right to receive the net proceeds from the sale). Upon such sale or conversion, the affected holders shall cease to be holders of the relevant Units or Exchangeable Securities and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such securities. The Trust may direct the Transfer Agent to do any of the foregoing.

6.11.2 No liability shall accrue to the Trust or the Trustees if the Units of a Non-Resident Unitholder are sold at a loss to such Unitholder. Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this Section 6.11 by virtue of the powers conferred on them hereby. The Trustees shall use reasonable commercial efforts to actively monitor the ownership of Units by Non-Residents. It is acknowledged that the Trustees cannot definitively monitor the ownership of Units by Non-Residents if the Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

6.11.3 In order to ensure the Trust's continued compliance with proposed amendments to subsection 132(7) of the *Income Tax Act* or any legislative amendments to subsection 132(7) of the *Income Tax Act* as finally enacted, the Trustees may, at any time and in their sole discretion, amend the Declaration of Trust in any manner including that the Trustees may proceed to reclassify the outstanding Units into two separate classes of Units, namely, Class A Units and Class B Units. The Class A and Class B Units would carry the same rights to vote, obtain distributions and participate in the Trust Property upon the wind-up or dissolution of the Trust. However, ownership of the Class B Units would be restricted to Resident Canadians while Class A Units would not be subject to any restriction on ownership. If the Trustees were to proceed with this amendment, the Declaration of Trust would also be amended to provide that the number of outstanding Class B Units must at all times exceed 150% of the number of outstanding Class A Units. The proposed terms of the Class A and Class B Units, if and when adopted, would be substantially as follows:

Class A Trust Units

(i) are not subject to any residency restriction;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder at any time for Class B Units provided that the holder is a Canadian Resident and provides a suitable residency declaration;

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class B Units (will not vote separately as a class); and

(v) will be subject to a restriction on the number of Units to be issued such that the total number of issued and outstanding Class A Units will not exceed 66⅔% of the number of issued and outstanding Class B Units.

Class B Trust Units

(i) may not be held by Non-Residents;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder for Class A Units, provided that the number of outstanding Class A Units, after the exchange, does not exceed 66⅔% of the number of outstanding Class B Units; and

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class A Units (will not vote separately as a class).

6.12 Certificates

Each Unitholder and Special Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units or Special Voting Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units. A single certificate shall be issued for the Special Voting Units as directed by FirstPro.

6.13 Execution of Certificates

Certificates representing Units shall be signed manually by at least one Trustee or officer of the Trust holding office at the time of signing, provided, however, that if the Trustees have appointed a registrar and transfer agent which countersigns manually such Unit certificate, signatures of Trustees or officers of the Trust required on Unit certificates may be printed or otherwise mechanically reproduced thereon and certificates so signed are as valid as if they had been signed manually. If a Unit certificate contains a printed or mechanically reproduced signature of a person, the Trust may issue the certificate even though the person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if the person were a Trustee or an officer of the Trust at the date of its issue.

6.14 Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued.

6.15 Form of Certificate

The form of certificate representing Units (sometimes called the "Unit Certificates") shall be in such form as is from time to time authorized by the Trustees. The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine, and the Unit

Certificate issued in respect of the Initial Contribution (and any Unit Certificate issued to a transferee of such Unit) may be typewritten. The form of certificate representing Special Voting Units shall be in a form authorized by the Trustees.

6.16 **Unit Register and Transfer Ledgers to be Maintained**

A register (the "Register") shall be kept by, or on behalf and under the direction of the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates of such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned manually by or on behalf of a transfer agent and registrar. Only persons whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

6.17 **Entry on Register**

Upon any issue of Units, the name of the subscriber or other person entitled thereto shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber or other person, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

6.18 **Transfer of Units**

Units shall be for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by the Unitholder by endorsement and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor. Special Voting Units shall be non-transferable (except to an affiliate of FirstPro) without the consent of the Trust and the Toronto Stock Exchange.

6.19 **Successors in Interest to Unitholders**

Any person becoming entitled to any Units or Special Voting Units, as the case may be, as a consequence of the death, bankruptcy or incapacity of any Unitholder or otherwise by operation of law shall be recorded in the Register as the holder of such Units or Special Voting Units and shall receive a new certificate therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or a transfer agent or registrar of the Trust, but until such record is made, the Unitholder or Specail Unitholder of record shall continue to be and be deemed to be the holder of such Units or Special Voting Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incapacity or other event.

6.20 **Units Held Jointly or in Fiduciary Capacity**

The Trust may treat two or more persons holding any Unit as joint owners of the entire interest therein unless the ownership is expressly otherwise recorded on the Register of the Trust, but no entry, shall be made in the Register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded in the Register as a

Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

6.21 **Performance of Trusts**

None of the Trustees, officers of the Trust, Unitholders, Special Unitholders or any transfer agent, registrar or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit, Special Voting Unit or other security of the Trust was or would be wrongful or that a particular adverse person is the owner of or has an interest in the Unit, Special Voting Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or of any charge, pledge or equity to which any of the Units, Special Voting Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units, Special Voting Units or other securities or interest therein by any such Unitholder, Special Unitholder or holder of such security or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder or Special Unitholder of such security.

6.22 **Lost Certificates**

In the event that any certificate for Units or Special Voting Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units or Special Voting Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they from time to time impose) any registrar, transfer agent, trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

6.23 **Death of Unitholders**

The death of a Unitholder or Special Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder or Special Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders, Special Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder to demand and receive, pursuant to the provisions of section 6.19, a new certificate for Units in place of the certificate held by the deceased Unitholder or Special Unitholder, and upon the acceptance thereof such personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder shall succeed to all rights of the deceased Unitholder or Special Unitholder under this Declaration of Trust.

6.24 **Unclaimed Payments**

In the event that the Trustees hold any amounts to be paid to Unitholders under Article 11 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when

required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its head office or to the Public Curator (or other similar government official or agency) in the province where the Trust has its head office whose receipt shall be a good release, acquittance and discharge of the obligations of the Trustees.

6.25 **Repurchase of Units**

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable securities regulatory laws, regulations or policies or the policies of any applicable stock exchange.

6.26 **Instalment Receipts**

The Trust shall be entitled to exercise all rights to which it is entitled under any instalment receipt agreement in the event of non-payment of any instalment by a registered holder of an instalment receipt.

6.27 **Take-Over Bids**

6.27.1 If within 120 days after the date of a Take-over Bid the bid is accepted by the holders of not less than 90% of the aggregate of the Units and Special Voting Units, other than Units held at the date of the Take-over Bid by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, the Offeror is entitled, on complying with this section, to acquire the Units held by the Dissenting Offerees.

6.27.2 An Offeror may acquire Units held by a Dissenting Offeree by sending by registered mail within 60 days after the date of termination of the Take-over Bid and in any event within 180 days after the date of the Take-over Bid, an Offeror's notice to each Dissenting Offeree stating that:

6.27.2.1 the Offerees holding more than 90% of the Units and Special Voting Units to which the bid relates accepted the Take-over Bid;

6.27.2.2 the Offeror is bound to take up and pay for or has taken up and paid for the Units of the Offerees who accepted the Take-over Bid;

6.27.2.3 a Dissenting Offeree is required to elect:

6.27.2.3.1 to transfer his Units to the Offeror on the terms on which the Offeror acquired the Units of the Offerees who accepted the Take-over Bid, or

6.27.2.3.2 to demand payment of the fair value of his Units in accordance with subsections 6.27.8 to 6.27.17 by notifying the Offeror within 20 days after he receives the Offeror's notice;

6.27.2.4 a Dissenting Offeree who does not notify the Offeror in accordance with subparagraph 6.27.2.3.2 is deemed to have elected to transfer his Units to the Offeror on the same terms that the Offeror acquired the Units from the Offerees who accepted the Take-over Bid; and

6.27.2.5 a Dissenting Offeree must send his Units to which the Take-over Bid relates to the Trust within 20 days after he receives the Offeror's notice.

6.27.3 Concurrently with sending the Offeror's notice under subsection 6.27.2, the Offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the Offeror and the name of the Dissenting Offeree with respect to each Unit held by a Dissenting Offeree.

6.27.4 A Dissenting Offeree to whom an Offeror's notice is sent under subsection 6.27.2 shall, within 20 days after he receives that notice, send his Unit Certificates to the Trust.

6.27.5 Within 20 days after the Offeror sends an Offeror's notice under subsection 6.27.2, the Offeror shall pay or transfer to the Trust the amount of money or other consideration that the Offeror would have had to pay or transfer to a Dissenting Offeree if the Dissenting Offeree had elected to accept the Take-over Bid under subparagraph 6.27.2.3.1.

6.27.6 The Trust is deemed to hold in trust for the Dissenting Offeree the money or other consideration it receives under subsection 6.27.5, and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereto), and shall place the other consideration in the custody of a bank or such other body corporate.

6.27.7 Within 30 days after the Offeror sends an Offeror's notice under subsection 6.27.2, the Trust shall:

6.27.7.1 issue to the Offeror a Unit Certificate in respect of the Units that were held by Dissenting Offerees;

6.27.7.2 give to each Dissenting Offeree who elects to accept the Take-over Bid terms under subparagraph 6.27.2.3.1 and who sends his Unit Certificates as required under subsection 6.27.4, the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money; and

6.27.7.3 send to each Dissenting Offeree who has not sent his Unit Certificates as required under subsection 6.27.4 a notice stating that:

6.27.7.3.1 his Units have been cancelled,

6.27.7.3.2 the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

6.27.7.3.3 the Trust will, subject to subsections 6.27.8 to 6.27.17, send that money or other consideration to him forthwith after receiving his Units.

6.27.8 If a Dissenting Offeree has elected to demand payment of the fair value of his Units under subparagraph 6.27.2.3.2, the Offeror may, within 20 days after it has paid the money or transferred the other consideration under subsection 6.27.5, apply to a court to fix the fair value of the Units of that Dissenting Offeree.

6.27.9 If an Offeror fails to apply to a court under subsection 6.27.8, a Dissenting Offeree may apply to a court for the same purpose within a further period of 20 days.

6.27.10 Where no application is made to a court under subsection 6.27.9 within the period set out in that subsection, a Dissenting Offeree is deemed to have elected to transfer his Units to the Offeror on the same terms that the Offeror acquired the Units from the Offerees who accepted the Take-over Bid.

6.27.11 An application under subsection 6.27.8 or 6.27.9 shall be made to a court having jurisdiction in the place where the Trust has its head office or in the province where the Dissenting Offeree resides if the Trust carries on its affairs in that province.

6.27.12 A Dissenting Offeree is not required to give security for costs in an application made under subsection 6.27.8 or 6.27.9.

6.27.13 On an application under subsection 6.27.8 or 6.27.9:

6.27.13.1.1 all Dissenting Offerees referred to in subparagraph 6.27.2.3.2 whose Units have not been acquired by the Offeror shall be joined as parties and shall be bound by the decision of the court; and

6.27.13.1.2 the Offeror shall notify each affected Dissenting Offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

6.27.14 On an application to a court under subsection 6.27.8 or 6.27.9 the court may determine whether any other person is a Dissenting Offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all Dissenting Offerees.

6.27.15 A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a Dissenting Offeree.

6.27.16 The final order of the court shall be made against the Offeror in favour of each Dissenting Offeree and for the amount for his Units as fixed by the court.

6.27.17 In connection with proceedings under this section, a court may, make any order it thinks fit and, without limiting the generality of the foregoing, it may:

6.27.17.1 fix the amount of money or other consideration that is required to be held in trust under subsection 6.27.6;

6.27.17.2 order that money or other consideration be held in trust by a person other than the Trust; and

6.27.17.3 allow a reasonable rate of interest on the amount payable to each Dissenting Offeree from the date he sends or delivers his Unit Certificates under subsection 6.27.4 until the date of payment.

6.28 **Power of Attorney**

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

6.28.1 this Declaration of Trust, any amendment to this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a "mutual fund trust", a "unit trust" or as a "registered investment", all within the meaning of the Income Tax Act;

6.28.2 any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Declaration of Trust,

6.28.3 all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust; and

6.28.4 any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Income Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust.

The Power of Attorney granted herein is an attorney coupled with an interest, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of his interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 7
REDEMPTION OF UNITS

7.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

7.2 Exercise of Redemption Right

7.2.1 To exercise a Unitholder's right to require redemption under this Article 7, a duly completed and properly executed notice requiring the Trust to redeem Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust.

7.2.2 Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has received the notice and other required documents or evidence as aforesaid.

7.3 Cash Redemption

7.3.1 Upon receipt by the Trust of the notice to redeem Units in accordance with Section 7.2 the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Redemption Price") equal to the lesser of:

7.3.1.1 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period ending on the date on which the Units were surrendered to the Trust for redemption; and

7.3.1.2 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the date on which the Units were surrendered to the Trust for redemption.

For the purposes hereof, "market price" shall be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the weighted average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. For the purposes of Section 7.3.1.2, the "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market

provides a closing price; an amount equal to the weighted average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; and the weighted average of the last bid and last ask prices if there was no trading on the date. During the period of time, if any, after the date on which the Units were surrendered to the Trust for redemption, that the Units issued are subject to payment of an instalment of the issue price and are represented by instalment receipts, unless a market for trading in the Units (other than those so represented by instalment receipts) develops which the Trustees consider fairly reflects the market value of the Units, the "market price" for purposes of Section 7.3.1.1 and the "closing market price" for purposes of Section 7.3.1.2 shall equal the aggregate of the "market price" or "closing market price" for such instalment receipts (calculated as aforesaid as if the instalment receipts were Units) plus the amount of the unpaid instalment of the issue price per Unit.

7.3.2 Subject to Sections 7.4 and 7.5, the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of Trust Units redeemed.

7.4 No Cash Redemption in Certain Circumstances

Section 7.3.2 shall not be applicable to Units tendered for redemption by a Unitholder, if:

7.4.1 the total amount payable by the Trust pursuant to Section 7.3 in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 ("Monthly Limit"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month. In the absence of such a waiver, Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 7.3.2 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 7.3.2 and, subject to any applicable regulatory approvals, in accordance with Section 7.5 on a pro rata basis;

7.4.2 at the time the Units are tendered for redemption, the outstanding Units (or, as applicable, instalment receipts) are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units (or, as applicable, instalment receipts); or

7.4.3 the normal trading of the outstanding Units (or, as applicable, instalment receipts) is suspended or halted on any stock exchange on which the Units (or, as applicable, instalment receipts) are listed for trading or, if not so listed, on any market on which the Units (or, as applicable, instalment receipts) are quoted for trading, on the date that such Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Units tendered for redemption were tendered to the Trust for redemption.

7.5 Alternate Redemption

If, pursuant to Section 7.4, Section 7.3.2 is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 7.3 to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution to such Unitholder of unsecured promissory notes with interest at a market rate to be determined by the Trustees, payable monthly, issued by the Trust (the "Notes"), each in the principal amount of $1, on the

basis of such number of Notes for such Units tendered for redemption equal to the product of (i) number of Units tendered for redemption multiplied by (ii) the Redemption Price per Unit specified in Section 7.3, which product will then be divided by $1 on the date the Units were tendered for redemption. The Redemption Price payable pursuant to this Section 7.5 in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Units were tendered for redemption. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed. No fractional Notes in a principal amount less than $1 will be distributed and where the number of Notes to be received by the former Unitholder includes a fraction or a principal amount less than a multiple of $1, such number shall be rounded to the next lowest number or multiple of $1, as the case may be.

7.6 **Cancellation of all Redeemed Units**

All Units which are redeemed under this Article 7 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

7.7 **Subordination**

Following any in specie redemption pursuant to the operation of Section 7.5, holders of Notes will be required to acknowledge that they are subject to any applicable subordination agreements as may be determined by the Trustees prior to delivery of such Notes to the Unitholder.

ARTICLE 8
MEETINGS OF UNITHOLDERS

8.1 **Annual Meeting**

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in section 16.6 and, in any event, within 180 days after the end of each fiscal year of the Trust.

8.2 **Other Meetings**

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Unitholders and Special Unitholders holding in the aggregate not less than 10% of the outstanding Units and Special Voting Units of the Trust may requisition the Trustees to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to each of the Trustees at the head office of the Trust. Upon receiving the requisition, the Trustees shall call a meeting of Unitholders to transact the business referred to in the requisition, unless (i) a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading; (ii) the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to section 8.3; or (iii) in connection with the business as stated in the requisition:

8.2.1 it clearly appears that the matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the officers of the Trust or its Unitholders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes;

8.2.2 the Trust, at the Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of Unitholders held within two years preceding the receipt of such request and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

8.2.3 substantially the same matter covered by the requisition was submitted to Unitholders in an information circular (including a dissidents information circular) relating to a meeting of Unitholders held within two years preceding the receipt of the Unitholder's request and the matter covered by the requisition was defeated; or

8.2.4 the rights conferred by this section 8.2 are being abused to secure publicity.

Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of sections 8.3 and 8.7 and the Trustees' Regulations, *mutatis mutandis*. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase "meeting of the Unitholders" wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

8.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at his address appearing in the Register, to each Trustee and to the auditors of the Trust not less than 21 nor more than 50 days before the meeting. Notice of any meeting of the Unitholders shall state the purposes of the meeting.

8.4 Quorum; Chairman

A quorum for any meeting of Unitholders shall be individuals present not being less than two in number and being Unitholders or representing by proxy Unitholders who hold in the aggregate not less than 10% of the total number of outstanding Units. The Chairman, or any Trustee determined by the Trustees, shall be the chairman of any meeting of the Unitholders.

8.5 Voting

Holders of Units and/or Special Voting Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Subject to the provisions of Section 8.6, each Unit and Special Voting Unit shall be entitled to one vote at all meetings of the Unitholders, provided that notwithstanding the foregoing or anything else herein contained, any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The chairman of any such meeting shall not have a second or casting vote.

8.6 Matters on which Unitholders Shall Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

8.6.1 except as provided in sections 3.1, 3.6, 3.7 and 3.11, the appointment, election or removal of Trustees;

8.6.2 except as provided in section 16.4, the appointment or removal of auditors of the Trust;

8.6.3 any amendment to the Declaration of Trust (except as provided in section 5.5 or section 13.1, provided that Special Unitholders shall not be entitled to vote the Special Voting Units on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Units or Special Voting Units and further provided that

the Unitholders shall not be entitled to vote on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Special Units without the consent of the Special Unitholder);

8.6.4 an increase or decrease in the number of Trustees pursuant to section 3.1;

8.6.5 the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as a part of an internal reorganization of the assets of the Trust as approved by the Trustees); or

8.6.6 the distribution pursuant to section 14.2 of all the Trust Property.

Except with respect to the foregoing matters specified in this section 8.6 or matters submitted to a vote of the Unitholders by the Trustees, no vote of the Unitholders shall in any way bind the Trustees. In particular, under no circumstances may Unitholders authorize the forgiveness of the obligation of holders of any instalment receipts to pay amounts owing thereunder in respect of Units represented by such instalment receipts. Nothing in this section, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate.

8.7 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustees may determine; or with or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of the Unitholders or distribution or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action, as the case may be, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution, even though he has since that date disposed of his Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action.

8.8 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or Special Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. A proxy need not be a Unitholder or Special Unitholder. The Trustees may solicit such proxies from the Unitholders, Special Unitholders or any of them in any matter requiring or permitting the Unitholders' vote, approval or consent.

The Trustees may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as they in their discretion from time to time determine.

8.9 Personal Representatives

If a Unitholder is deceased, his personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 6.20 relating to joint holders shall apply.

8.10 **Attendance by Others**

Any Trustee, officer, director or employee of the Trust, representative of the auditors of the Trust or other individual approved by the Trustees may attend and speak at any meeting of Unitholders.

8.11 **Conduct of Meeting**

To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be such reasonable rules and procedures as are determined by the chairman of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting

8.12 **Binding Effect of Resolutions**

Every resolution passed at a meeting in accordance with the provisions of this Article 8 shall be binding upon all Unitholders, whether present at or absent from the meeting. Subject to Section 8.6, no action taken by Unitholders at any meeting of Unitholders shall in any way bind the Trust or Trustees without the approval of the Trustees.

8.13 **Actions by Unitholders**

Any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders hereunder shall be effected by a resolution passed by the Unitholders at a duly constituted meeting (or a special resolution in lieu thereof) in accordance with this Article 8.

8.14 **Resolution in Lieu of Meeting**

A resolution signed in writing by all of the Unitholders entitled to vote on that resolution at a meeting of Unitholders is as valid as if it had been passed at a meeting of Unitholders.

ARTICLE 9
MEETINGS OF TRUSTEES

9.1 **Trustees May Act Without Meeting**

The Trustees may act with or without a meeting. Any action of the Trustees may be taken at a meeting by vote or without a meeting by written consent or resolution signed by all of the Trustees, or members of the applicable committee, as the case may be. Any such consent or resolution may be signed in counterpart.

9.2 **Notice of Meeting**

Meetings of the Trustees may be held from time to time upon the giving of notice by any Trustee. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Trustees' Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Each committee of Trustees appointed by the Trustees may adopt its own rules or procedures for the calling, conduct, adjournment and regulation of the meetings of such committees as it sees fit and may amend or repeal such rules or procedures from time to time; provided, however, that the Trustees' Regulations and any such rules or procedures shall not be inconsistent with this Declaration of Trust.

9.3 **Quorum**

A quorum for all meetings of the Trustees or any committee thereof shall be at least a majority of the Trustees or of the Trustees on such committee, as the case may be, present in person, provided that if there is no quorum, the meeting may be adjourned to another business day on notice to all of the Trustees or members of such committee, as the case may be, and, at the reconvened meeting, the presence of two-fifths of the Trustees or members of such committee, as the case may be, is required in order to constitute a quorum.

9.4 **Voting at Meetings**

Questions arising at any meeting of the Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman of the meeting, who shall be the Chairman if present, shall not have a second or casting vote in addition to his original vote, if any.

9.5 **Meeting by Telephone**

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE 10
DELEGATION OF POWERS

10.1 **General**

The Trustees may appoint from among their number one or more committees of Trustees and may, subject to applicable law and to any provision hereof to the contrary, delegate to such committee or committees any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. The Trustees may grant or delegate such authority to a property manager as the Trustees may, subject to applicable law, in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. Subject to section 10.4, the Trustees shall have the power to determine the term and compensation of a property manager or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

10.2 **Audit Committee**

The Trustees shall appoint an audit committee (the "**Audit Committee**") to consist of not less than three Trustees. The Audit Committee shall be composed of Trustees who comply with the provisions of Mutilateral Instrument 52-110. Subject to the delegation to the Audit Committee of such other responsibilities as are determined by the Trustees from time to time and subject such changes to its form and function as may be mandated by any relevant regulatory authorities, the Audit Committee shall:

(a) review the Trust's procedures for internal control with the Auditors and the Trust's Chief Financial Officer;
(b) review the engagement of the Auditors;
(c) review and recommend to the Trustees for approval annual and quarterly financial statements and management's discussion and analysis of financial condition and results of operation;
(d) assess the Trust's financial and accounting personnel; and
(e) review any significant transactions outside the Trust's ordinary course of business and all pending litigation involving the Trust.

The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the auditors. Questions arising at any meeting of the Audit Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Audit Committee. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Audit Committee on not less than 48 hours' notice.

10.3 **Investment Committee**

The Trustees shall appoint an investment committee (the "Investment Committee") to consist of not less than three Trustees and not more than five Trustees, a majority of whom shall be Outside Trustees, two of whom shall be Trustees appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained) and two-thirds of whom shall have had at least 5 years of substantive experience in the real estate industry. The duties of the Investment Committee will be to:

(a) review all proposals regarding investments;
(b) approve or reject proposed acquisitions and dispositions of investments by the Trust or any of its subsidiaries or Affiliates;
(c) approve proposed transactions on behalf of the Trust or any of its subsidiaries or Affiliates; and
(d) approve or reject all borrowings and the assumption or granting of any mortgage or other security interest in Real Property, including any assignment of rents and other monies derived from or related to Real Property, by the Trust or any of its subsidiaries and Affiliates.

Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Investment Committee upon not less than 48 hours notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Investment Committee, the Trustees may consider and approve any matter which the Investment Committee has the authority to consider or approve.

10.4 **Corporate Governance and Compensation Committee**

The Trustees shall appoint a corporate governance and compensation committee (the "Corporate Governance and Compensation Committee") to consist of not less than three Trustees and not more than four Trustees, one of whom shall be a Trustee appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained). The duties of the Corporate Governance and Compensation Committee will be to review the governance of the Trust with the responsibility for the Trust's corporate governance, human resources and compensation policies. In particular, the Corporate Governance and Compensation Committee will be responsible for: (i) assessing the effectiveness of the board of Trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of Calloway; (iv) considering and approving proposals by the Trustees of Calloway to engage outside advisers on behalf of the board of Trustees of Calloway; (v) administering Calloway's long term incentive plan; (vi) assessing the performance of the Chief Executive Officer; (vii) reviewing and approving the compensation of senior management and consultants of Calloway and its subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to the Trustees.

Questions arising in any meeting of the Corporate Governance and Compensation Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the

members of the Corporate Governance and Compensation Committee. Any member of the Corporate Governance and Compensation Committee may call a meeting of the Corporate Governance and Compensation Committee upon not less than 48 hours notice. Where for any reason a member of the Corporate Governance and Compensation Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Corporate Governance and Compensation Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Corporate Governance and Compensation Committee, the Trustees may consider and approve any matter which the Corporate Governance and Compensation Committee has authority to consider or approve.

10.5 Property Manager

The Trustees may exercise broad discretion in allowing any property manager to manage the Real Property of the Trust, including operating, maintaining, leasing and marketing the said properties, to act as agent for the Trust in respect thereof and to execute documents on behalf of the Trustees in respect thereof, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

ARTICLE 11
DISTRIBUTIONS

11.1 Distributions

The Trust shall pay or declare payable to Unitholders monthly, and the Unitholders will have a right to receive, on each Distribution Date a pro rata share of such portion of the revenue of the Trust for the preceding calendar month then ended as the Trustees determine to distribute to the Unitholders, provided that the Trustees shall pay or declare payable each taxation year an amount equal to such amount as is necessary to ensure that the Trust will not be subject to tax on its net income and net capital gains under Part I of the *Income Tax Act*. Distributions shall be made in cash or Units pursuant to any distribution reinvestment plan or distribution reinvestment and Unit purchase plan adopted by the Trustees pursuant to section 11.6. Any distribution shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution which shall be the last business day of the calendar month preceding the month in which the Distribution Date falls, or if such date is not a business day then the next following business day, or such other date, if any, as is fixed in accordance with section 8.7. For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment as of the Distribution Date of any amount which is required to be distributed to a Unitholder hereunder. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under this section 11.1 to be effected.

11.2 Allocation

Income and net taxable capital gains for purposes of the *Income Tax Act* will be allocated to Unitholders in the same proportions as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

11.3 Payment of Distributions

Distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

11.4 Income Tax Matters

In reporting income for income tax purposes the Trust shall claim, and shall cause any partnership controlled by the Trust to claim, the maximum amount available to it as deductions under the relevant law, including but not limited to maximum capital cost allowance, unless the Trustees determine otherwise, provided, however, that for purposes of determining the income of the Trust for purposes of the *Income Tax Act* as contemplated by clause (ii) of section 11.1, the income shall be computed on the basis of the Trust claiming the maximum amount available to it as deductions under the *Income Tax Act* (but without reference to Section 104(6) of the *Income Tax Act*), including, but not limited to, maximum capital cost allowance, unless the Trustees determine otherwise prior to the end of the relevant taxation year.

11.5 Designations

The Trustees shall make such designations, determinations and allocations for income tax purposes in respect of amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains of the Trust in the year, and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and (13.2) of the Income Tax Act that income be taxed to the Trust, rather than to such Unitholder.

11.6 Distribution Reinvestment and Unit Purchase Plan

Subject to any required regulatory approvals, the Trustees may in their sole discretion establish one or more distribution reinvestment plans, distribution reinvestment and Unit purchase plans or Unit option plans at any time and from time to time.

11.7 Withholding Taxes

The Trustees may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

ARTICLE 12
FEES AND EXPENSES

12.1 Expenses

The Trust shall pay all expenses incurred in connection with the administration and management of the Trust and its investments, including without limitation fees of auditors, lawyers, appraisers, registrars and transfer agents and other agents, stock exchanges, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

12.2 Payment of Real Property and Brokerage Commissions

The Trust may pay Real Property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it. Such commissions may be paid to a property manager or to others.

12.3 Property Management, Leasing and Financing Fees

The Trust may pay property management fees, leasing fees and financing fees in respect of any Real Property owned by it. Such fees may be paid to a property manager or to others.

ARTICLE 13
AMENDMENTS TO THE DECLARATION OF TRUST

13.1 Amendments by the Trustees

The Trustees may, without the approval of or any notice to Unitholders, make amendments to this Declaration of Trust:

13.1.1 for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, including respecting its status as a "**unit trust**" a "**mutual fund trust**" and a "**registered investment**" under the *Income Tax Act* or the distribution of its Units;

13.1.2 which, in the opinion of the Trustees, provide additional protection for or benefit to the Unitholders;

13.1.3 to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

13.1.4 which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time, including, without limiting the generality of the foregoing, amendments which may affect the Trust, the Unitholders or Annuitants under a plan of which a Unitholder acts as trustee or carrier or which may permit the Trust to qualify for any status under the *Income Tax Act* which would benefit the Trust or the Unitholders;

13.1.5 for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required), if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

13.1.6 which, in the opinion of the Trustees, are necessary or desirable to enable the Trust to issue Units for which the purchase price is payable on an instalment basis.

13.2 Amendments by Unitholders

Subject to sections 8.6, 13.1, 13.3 and 13.4, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a Meeting of Unitholders called for that purpose.

13.3 Two-Thirds Unitholder Vote

None of the following shall occur unless the same has been duly approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders duly called and held:

13.3.1 any amendment to this section 13.3;

13.3.2 any amendment to change a right with respect to any outstanding Units of the Trust to reduce the amount payable thereon upon termination of the Trust or to diminish or eliminate any voting rights pertaining thereto;

13.3.3 any amendment to the duration or term of the Trust;

13.3.4 any amendment relating to the powers, duties, obligations, liabilities or indemnification of the Trustees;

13.3.5 any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the Assets of the Trust as approved by the Trustees);

13.3.6 any amendment to sections 5.1 and 5.2 except for any amendment contemplated by section 13.1; or

13.3.7 any approval pursuant to section 8.6.6 or 14.2;

13.3.8 any amendments to sections 3.11, 6.1.5, 10.3 or 10.4, without the written consent of FirstPro;

except for any amendment contemplated by section 5.3 or section 13.1.

13.4 Trustees to Sign Amendment

When a vote of the Unitholders approves an amendment to this Declaration of Trust which, pursuant to the provisions of this Declaration of Trust, binds the Trustees to make such amendment, the Trustees shall sign such documents as may be necessary to effect such amendment.

ARTICLE 14
TERMINATION OF THE TRUST

14.1 Term of the Trust

The term of the Trust shall commence on the date hereof and shall continue in full force and effect until twenty-one (21) years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth, alive on December 4, 2001, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

14.2 Distribution of Trust Property by Vote of Unitholders

Notwithstanding the provisions of section 14.1, if there is an affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose requiring that the Trustees distribute to the Unitholders all Trust Property, the Trustees will be bound and obligated to make such distribution to the Unitholders.

14.3 Effect of Termination

Upon the termination of the Trust or the affirmative vote referred to in section 14.2, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to discharge the liabilities of and liquidate the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the Register of Units of the Trust shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to discharge the liabilities of and liquidate the Trust, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.6 **Further Notice to Unitholders**

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in section 14.4, the Trustees shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their shares, equally and rateably, of the remaining Trust Property, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court or to the Public Curator (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

14.7 **Responsibility of the Trustees after Sale and Conversion**

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Property after the date referred to in section 14.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds in trust for distribution pursuant to section 14.3.

ARTICLE 15
LIABILITIES OF THE TRUSTEES AND OTHERS

15.1 **Liability and Indemnification of the Trustees**

The Trustees shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts, claims, actions, suits and proceedings whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges and expenses which they sustain or incur in or about or in relation to the affairs of the Trust. Further, the Trustees shall not be liable to the Trust or to any Unitholder or an Annuitant for any loss or damages relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing provisions of this section 15.1 in favour of any Trustee do not apply unless:

15.1.1 the Trustee acted honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

15.1.2 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his conduct was lawful.

The provisions of this section 15.1 with respect to indemnification and saving harmless shall apply, *mutatis mutandis,* to any former Trustee and to any officer or former officer of the Trust.

15.2 **Liability of the Trustees**

The Trustees shall not be liable to the Trust or to any Unitholder, Annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by the Trust as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgement or oversight on the part of the Trustees, or for any other loss, damage or misfortune which

may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with subsections 15.1.1 and 15.1.2.

15.3 **Reliance Upon Advice**

The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

15.4 **Liability of Unitholders and Others**

15.4.1 No Unitholder or Annuitant under a plan of which a Unitholder acts as trustee or carrier shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder or Annuitant for any liability whatsoever, in tort, contracts or otherwise, to any person in connection with the Trust Property or the affairs of the Trust, including, without limitation, for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or Annuitant would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for satisfaction of such liability. Each Unitholder and Annuitant under a plan of which a Unitholder acts as trustee or carrier shall be entitled to be reimbursed out of the assets of the Trust in respect of any payment of a Trust obligation made by such Unitholder or Annuitant.

15.4.2 (i) Any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage and (ii) to the extent the Trustees determine to be practicable and consistent with their obligations to act in the best interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Unitholders or Annuitants under a plan of which a Unitholder acts as trustee or carrier, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust makes Real Property investment subject to existing contractual obligations, including obligations under mortgages, the Trustees shall use all reasonable efforts to have any such obligations modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent which they determine to be practicable and consistent with their obligations to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent available on terms which they determine to be practicable, including the cost of premiums, cause the insurance carried by the Trust, to the extent applicable, to cover the Unitholders and Annuitants as additional insureds. Any potential liability of the Trustees with respect to their foregoing obligations or their failure to perform the same shall be governed by the provisions of sections 15.1, 15.2 and 15.3.

ARTICLE 16
GENERAL

16.1 **Execution of Instruments**

The Trustees shall have power from time to time to appoint any Trustee or Trustees or any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing. Provisions respecting the foregoing may be contained in the Trustees' Regulations.

16.2 Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder, a Trustee or the auditors of the Trust shall be deemed conclusively to have been given if given either by hand delivery or by prepaid first-class mail addressed to the Unitholder at his address shown on the Register, to the Trustee at the last address provided by such Trustee to the Secretary of the Trust, or to the auditors of the Trust at the last address provided by such auditors to the Secretary of the Trust, as the case may be, provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section of a newspaper in the city where the Register is maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or the day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint holders of Units shall be deemed effective notice to the other joint holders. Any notice sent by mail to or left at the address of a Unitholder pursuant to this section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Units concerned.

16.3 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the auditors of the Trust any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.4 Trust Auditors

The auditors of the Trust shall be appointed at each annual meeting, save that, until the first such annual meeting, such auditors shall be appointed by the Trustees. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust.

16.5 Fiscal Year

The fiscal year of the Trust shall terminate on December 31 in each year.

16.6 Reports to Unitholders

The Trustees shall send to Unitholders (i) for each completed fiscal year of the Trust, a report, including audited comparative financial statements for the year, as required by and prepared in compliance with applicable securities regulations and (ii) for each of the first three quarters of each year, a report, including unaudited comparative financial statements for the period then ended, as required by and prepared in compliance with applicable securities regulations. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* and equivalent provincial legislation.

16.7 Trust Property to be Kept Separate

The Trustees shall maintain the property of the Trust separate from all other property in their possession.

16.8 Trustees May Hold Units

Any Trustee or associate of a Trustee may be a Unitholder or Special Unitholder or may be an Annuitant.

16.9 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the *Income Tax Act* and neither the Trust nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.10 Day not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to any distributions which are to be made hereunder on December 31.

16.11 Income Tax: Elections

In respect of the first taxation year of the Trust, the Trust shall, within the time prescribed, elect pursuant to subsection 132(6)(6.1) and/or (6.2) as the relevant case may be, of the *Income Tax Act* (as same may be amended) that the Trust be deemed to be a mutual fund trust for the entire year.

The Trust shall also apply to be a registered investment for the purposes of the *Income Tax Act* in accordance with section 204.4 thereof such that the Trust shall be a "registered investment".

16.12 Trust Records

The Trustees shall prepare and maintain, at the head office of the Trust or at any other place in Canada designated by the Trustees, records containing (i) the Declaration of Trust; (ii) minutes of meetings and resolutions of Trustees and Unitholders; and (iii) the Register. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the head office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

16.13 Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the Trustees' Regulations, the minutes of meetings and resolutions of Unitholders, the Register and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the head office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the *Business Corporations Act* (Alberta), as amended from time to time.

16.14 Execution and Effect of Restated Declaration of Trust

Subject to Article 13, a restated Declaration of Trust, setting forth the terms of this Declaration of Trust, as amended to the time of execution, may be executed at any time or from time to time by the Trustees and such restated Declaration of Trust as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Declaration of Trust as so amended; provided, however, that no such execution of a restated Declaration of Trust shall be deemed to constitute a termination of the Trust or this Declaration of Trust.

16.15 Consolidations

Any one or more Trustees or the Secretary may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.

16.16 Counterparts

This Declaration of Trust maybe executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

16.17 Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof. If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

16.18 Headings for Reference Only and Preamble

The headings preceding the articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust. The preamble and recitals hereto (and all definitions therein contained) shall form an integral part of this Declaration of Trust.

16.19 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

16.20 Time of the Essence

Time shall be of the essence of this Declaration of Trust. The mere lapse of time in the performance of the terms of this Declaration of Trust by any person shall have the effect of putting such person in default.

16.21 Language

The parties acknowledge that they have requested that this agreement and all documents, notices, correspondence and legal proceedings arising from this agreement or relating hereto be drawn up in English.

16.22 Governing Law

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Alberta. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed on the date first above written.

(signed) "Witness"
Witness

(signed) "J. Michael Storey"
J. MICHAEL STOREY

(signed) "Witness"
Witness

(signed) "David M. Calnan"
DAVID M. CALNAN

(signed) "Witness"
Witness

(signed) "Kevin Pshebniski"
KEVIN PSHEBNISKI

(signed) "Witness"
Witness

(signed) "Jamie McVicar"
JAMIE McVICAR

(signed) "Witness"
Witness

(signed) "Peter Forde"
PETER FORDE

(signed) "Witness"
Witness

(signed) "Al Mawani"
AL MAWANI

(signed) "Witness"
Witness

(signed) "Mitchell Goldhar"
MITCHELL GOLDHAR

(signed) "Witness"
Witness

(signed) "Simon Nyilassy"
SIMON NYILASSY

(signed) "Witness"
Witness

(signed) "Michael Young"
MICHAEL YOUNG

CALLOWAY HOLDINGS TRUST

DECLARATION OF TRUST

Made as of June 15, 2005

TABLE OF CONTENTS

CALLOWAY HOLDINGS TRUST

THIS DECLARATION OF TRUST made as of June 15, 2005.

AMONG:

J. MICHAEL STOREY (the "**Initial Trustee**") of the Trust constituted by this Declaration of Trust, and each individual who after the date hereof becomes a trustee of the Trust as herein provided (each of the foregoing named or unnamed individuals, while a trustee of the trust as herein provided, being hereinafter called a "**Trustee**" and collectively called the "**Trustees**")

OF THE FIRST PART

AND:

CALLOWAY REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Alberta pursuant to a Declaration of Trust dated as of dated December 4, 2001, as amended (hereinafter called the "**Settlor**")

OF THE SECOND PART

AND:

The Unitholders (as hereinafter defined)

OF THE THIRD PART

WHEREAS the Settlor desires to establish an irrevocable trust for the principal purpose of providing persons who may become Unitholders with an opportunity to participate in the acquisition of interests in Calloway LP;

AND WHEREAS, in consideration of these premises and the agreement of the Trustees to act as Trustees and to accept the Trust and the transfer of the Initial Contribution as the initial Trust Property, the Settlor has herein established the terms and conditions of this Trust;

AND WHEREAS for the purpose of establishing the trust created hereunder (the "**Trust**"), the Settlor is transferring to the Trustees an amount of $100.00 in lawful money of Canada (the "**Initial Contribution**") and the Trust is issuing one Unit to the Settlor;

AND WHEREAS the Settlor and the Trustees desire that the beneficiaries of the Trust shall be the holders of Trust Units evidenced by certificates therefor as hereinafter provided, each of which shall rank equally in all respects with every other Trust Unit;

AND WHEREAS the Trustees have agreed to hold the Initial Contribution and all other amounts and assets received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS the Trustees desire to set out the agreements, terms and conditions which shall govern the rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustees declare, covenant and agree with the Trust Unitholders, and the Trust Unitholders covenant and agree with the Trustees, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the Recitals, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**Affiliate**" or "**Affiliates**" means as to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by, such Person and, if such Person is an individual, any member of the immediate family (including parents, spouse, children and grandchildren) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any person who is controlled by any such member or trust. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of the management or policies (whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

(b) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means Kenway Mack Slusarchuk Stewart LLP;

(c) "**Calloway Limited Partnership Agreement**" means the limited partnership agreement governing Calloway LP dated June 1, 2005, as amended, supplemented, restated or replaced from time to time;

(d) "**Calloway LP**" means Calloway Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

(e) **"Calloway LP Units"** means the Class A limited partnership units of Calloway LP;

(f) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(g) "**Cash Flow of the Trust**" has the meaning ascribed thereto in 5.1(a);

(h) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

(i) "**Distributable Cash Flow**" has the meaning ascribed thereto in Section 5.1(b);

(j) **"Distribution Payment Dates"** means on or about the last day of the month immediately following the end of each Distribution Period or, if such day is not a Business Day, the next following Business Day or such other date or dates as may be selected or determined by the Trustees from time to time;

(k) **"Distribution Period"** means each month in each calendar year or such other period as may be selected or determined by the Trustees from time to time;

(l) **"Distribution Record Date"** means the last Business Day of each Distribution Period;

(m) **"Income of the Trust"** has the meaning ascribed thereto in Section 5.2(a);

(n) **"Net Income of the Trust"** shall have the meaning attributed thereto in Section 5.1;

(o) **"Net Realized Capital Gains"** has the meaning ascribed thereto in Section 5.2(b);

(p) **"Redemption Price"** has the meaning ascribed thereto in Section 6.3(a);

(q) **"Series 1 Trust Note"** means an unsecured redeemable subordinated promissory note of the Trust which will bear interest at a rate of 6% per annum, calculated annually and not in advance;

(r) **"Series 2 Trust Note"** means an unsecured redeemable subordinated promissory note of the Trust having the terms and conditions set out in Section 6.5.1 hereof;

(s) **"Special Resolution"** shall have the meaning attributed thereto in Section 12.6;

(t) **"Subsidiary"** or **"Subsidiaries"** means, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a Subsidiary;

(u) **"Tax Act"** means the *Income Tax Act* R.S.C. 1985 (5th Supp) c.1, as amended and the regulations thereunder;

(v) **"this Declaration of Trust"**, **"this Declaration"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this instrument and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(w) **"Trust"** means the trust constituted pursuant to the terms of this Declaration of Trust as Calloway Holdings Trust;

(x) **"Trust Assets"**, at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds or property derived from the issuance or sale of Trust Units or other cash received by the Trust;

(iii) any securities and/or obligations of Calloway LP including, in particular, Calloway LP Units;

(iv) any proceeds of disposition of any of the foregoing property but not Trust Units in the case of a redemption thereof to which Section 6.5 applies;

(v) all income, interest, profit, return of capital, gains and accretions and additional substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition; and

(vi) such other property and assets as may properly be held by the Trust from time to time;

(y) "**Trust Liabilities**" has the meaning ascribed thereto in Section 2.7(a);

(z) "**Trust Note**" means the Series 1 Trust Notes and the Series 2 Trust Notes, if any, that are issued and outstanding at any particular time;

(aa) "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(bb) "**Trust Unitholders**" means at any time the holders at that time of one or more Trust Units, as shown on the register of such holders maintained by the Trustees on behalf of the Trust;

(cc) "**Trust Units**" means the trust units of the Trust authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof; and

(dd) "**Trustee**", at any time, means a person who is, in accordance with the provisions hereof, a trustee of the Trust at that time; and "Trustees" means, at any time, all of the persons each of whom is at that time a Trustee.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if referred to an act to be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof.

1.3 Tax Act

In this Declaration of Trust, any reference to the *Tax Act* shall refer to the *Tax Act* as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Tax Act* shall include a reference to that provision as it may be renumbered or amended from time

to time. Where there are proposals for amendments to the *Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; words importing a gender shall include the feminine, masculine and neuter genders; and words importing persons include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.7 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.8 Governing Law

This Declaration of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Initial Contribution, Acceptance and Trust Property

The Settlor does, by these presents, irrevocably transfer, concurrent with the execution of this Declaration of Trust, the Initial Contribution to the Trustees for the purpose of establishing the Trust. Receipt of the Initial Contribution is hereby acknowledged by the Trustees and in consideration thereof the Settlor is hereby issued one initial Trust Unit. The Settlor hereby fully and finally, unconditionally and irrevocably, divests itself of the Initial Contribution and of any other property which is to be comprised within the Trust Assets and does further fully and finally, unconditionally and irrevocably, divest itself of all rights of ownership, possession, enjoyment or administration of the Trust Assets and the Trustees hereby accept the Initial Contribution and all other property or assets which may become the

Trust Assets on behalf of and for the benefit of the Unitholders, subject to the terms and provisions hereof (including any discretionary rights and powers granted the Trustees) such acceptance to include not merely the receipt or future receipt of the Trust Assets but also the acceptance for the benefit of the Unitholders pursuant to the terms hereof, of all rights of ownership, possession, use, enjoyment and administration of the said Trust Assets as referred to in the definition of Trust Assets herein.

2.2 Establishment of Trust

The Trustees hereby accept the Trust hereby constituted and agree to hold the Trust Assets transferred to them in trust from time to time for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trust and subject to the terms and conditions hereinafter set forth, such trust to constitute the Trust hereunder. The Trustees acknowledge that the Trust results from this Declaration of Trust, the transfer by the Settlor hereby made of the Initial Contribution from its patrimony to the patrimony of the Trust hereby constituted by the Settlor which the Settlor has appropriated to the particular purposes set forth herein, and each of the Trustees hereby undertakes and accepts to hold and administer such trust patrimony in accordance with the provisions hereof. Each of the Settlor and the Trustees confirms that the patrimony of the Trust has been hereby transferred in trust and constitutes a patrimony by appropriation, autonomous and distinct from that of the Settlor, the Trustees or any Unitholder. The Settlor hereby appoints the Initial Trustees as Trustees and provides that the mode of appointment and replacement of the Trustees is set forth in Article 7. Subject to the provisions hereof, each of the Trustees elected or appointed pursuant to this Declaration of Trust shall have all of the powers set forth herein. To the extent required by applicable law, the Settlor hereby appoints the Unitholders as the sole beneficiaries of the Trust. The Units shall be issued upon the terms and subject to the conditions of the Declaration of Trust, and this Declaration of Trust shall be binding upon all Unitholders and by acceptance of the certificate representing any such Unit, the Unitholder thereof shall be deemed to agree to be bound by this Declaration of Trust.

2.3 Name of Trust

(a) Effective June 1, 2005, the Trust shall be known and designated as "CALLOWAY HOLDINGS TRUST" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1 or such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated open-end limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture,

company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Trust Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees are not and shall not be, or be deemed to be, agents of the Trust Unitholders. The relationship of the Trust Unitholders to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Trust Unitholders

(a) The rights of each Trust Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Trust Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Trust Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust, except as specifically provided herein. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

(b) Except as specifically provided herein, no Trust Unitholder shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust.

2.7 Liability of Trust Unitholders

(a) No Trust Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or any of them or by any other person in respect of the activities or affairs or the Trust (whether or not authorized by or pursuant to this Declaration of Trust) (iv) any act or omission of the Trustees or any of them or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or any of them or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or any of them or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or any of them or by any other person on behalf of or in connection with the activities or affairs of the Trust (collectively, "Trust Liabilities").

(b) No Trust Unitholder in its capacity as such shall be liable to indemnify the Trustees or any of them or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Trust Unitholder, in its capacity as such, may be determined by a judgement of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgement and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Trust Unitholder's share of the Trust Assets represented by its Trust Unit Certificates.

2.8 Indemnity

The Trust agrees to indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder in its capacity as such in connection with the Trust Liabilities.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Trust Unitholder shall be determined by the number of Trust Units registered in the name of the Trust Unitholder.

(b) Each Trust Unit represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Trust Units

(a) Trust Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine, and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units.

(b) Trust Units are only to be issued as fully paid in money, property, including an obligation to pay consideration in instalments, or past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Units had been issued for money, and are not to be subject to future calls or assessment, except that Trust Units

to be issued under an offering may be issued for a consideration payable in instalments and the Trust may take a security interest over such Trust Units for unpaid instalments.

(c) Trust Units may not be issued by the Trust or the Trustees other than:

(i) pursuant to subsection 3.3(a); or

(ii) pursuant to Section 5.8.

3.4 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Trust Unitholders pursuant to Section 5.8.

3.5 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Trust Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the distribution of additional Trust Units, except where tax is required to be withheld. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.6 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its operations and activities shall be restricted to the following activities:

(a) investing in such securities and/or obligations as may be approved from time to time by the Trustees, including the securities and/or obligations of Calloway LP, and otherwise lending funds to Calloway LP and their Affiliates and borrowing funds for any such purposes;

(b) issuing guarantees of the obligation and indebtedness of any of its Subsidiaries or Affiliates and charging, pledging, hypothecating or granting any security interest, mortgage or encumbrance over or with respect to any or all of the Trust Assets in connection with any such guarantees;

(c) disposing of any part of the assets of the Trust;

(d) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees or, if no such policy is in place, in accordance with Section 4.2, and other investments (including investments in Calloway LP) for the purposes of paying expenses and Trust Liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Trust Unitholders; and

(e) undertaking such other activities as shall be approved by the Trustees from time to time.

4.2 Other Investments

To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article 5 hereof, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) debt obligations of or guaranteed by the Government of Canada or a province of Canada, (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-I (or higher) by Dominion Bond Rating Service or A-1 (or higher) by Canadian Bond Rating Service or (iii) interest-bearing accounts and certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks. For the purpose hereof, "short term" shall mean having a date to maturity or call for payment of not more than 60 days from the date on which the investment is made or at any time thereafter.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Trust

(a) The Cash Flow of the Trust, for any Distribution Period, shall be determined pursuant to the following provisions:

(i) all amounts which are received by the Trust in the Distribution Period, including, without limitation, interest, dividends, redemption proceeds, purchase for cancellation proceeds, returns of capital and repayments of indebtedness, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs and expenses of the Trust including any accrued but unpaid interest arising under the Trust Notes which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; and

(B) all amounts which relate to the redemption of Trust Units and which have become payable in cash by the Trust in such Distribution Period.

(iii) the proceeds and issuance costs from the sale of any Trust Units by the Trust shall not be included in the Cash Flow of the Trust.

(b) The Distributable Cash Flow for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Trust and to provide for the payments of any income tax liability of the Trust.

5.2 Computation of Income of the Trust and Net Realized Capital Gains for the purposes of the *Tax Act*

(a) The Income of the Trust for any year shall be the net income determined pursuant to the provisions of the *Tax Act* having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to Trust Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded.

(b) The Net Realized Capital Gains of the Trust for any year shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the aggregate of the capital losses of the Trust in the year, excluding any capital gains or losses which are realized by the Trust as a result of any redemption of Trust Units pursuant to Article 6, and the amount determined by the Trustees in respect of any net capital losses for prior years which the Trust is permitted by the Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Distributable Cash Flow

The Trustees shall, on or before each Distribution Record Date, declare payable to the Trust Unitholders on such Distribution Record Date, all or any part of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Trust Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such Distribution Record Date. Subject to Section 5.8, Distributable Cash Flow which has been declared to be payable to Trust Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date which immediately follows such Distribution Record Date.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to Trust Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of the Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Trust Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the *Tax Act* in any year, the following amounts shall, without any further actions on

the part of the Trustees, be due and payable to Trust Unitholders of record on December 31st in each year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 or Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 or Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) Subject to Section 6.5, the proportionate share of each issued and outstanding Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Trust Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.8, amounts which have been declared to be payable to Trust Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

5.5 Character of Distributions

Distributions payable to Trust Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Trust Unitholder shall have the legal right to enforce payment of any amount which is due and payable to such Trust Unitholder as a result of any distribution which is payable to such Trust Unitholder pursuant to this Article on or before December 31st of the year in which the Distribution Record Date for such distribution occurs.

5.7 Designation of Taxable Dividends, Taxable Capital Gains and Foreign Source Income

In accordance with and to the extent permitted by the *Tax Act*, the Trustees in each year shall make designations in respect of the amounts payable to Trust Unitholders for such amounts that the

Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains realized by the Trust in the year and foreign source income of the Trust for the year.

5.8 Method of Payment of Distributions

(a) Distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment as approved by the Trustees from time to time.

(b) Where the Trustees determine that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

(c) The value of each Trust Unit which is issued pursuant to Section 5.8(b) shall be the market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.9 Withholding Taxes

The Trustees shall deduct or withhold from distributions payable to any Trust Unitholder all amounts required by law to be withheld from such distribution.

5.10 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the *Tax Act* shall have for the purposes of this Article the meaning that it has in the *Tax Act*.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Trust Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Trust Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise a Trust Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Trust Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

6.3 Cash Redemption

(a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Redemption Price") equal to the fair market value thereof as determined by the Trustees in their sole discretion acting reasonably.

(b) Subject to Sections 6.4 and 6.5, the Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Trust Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of Trust Units redeemed.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3(b) shall not be applicable to Trust Units tendered for redemption by a Trust Unitholder, if the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 ("Monthly Limit"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.3(b) and, subject to any applicable regulatory approvals, by a distribution in specie of securities held by the Trust under Section 6.5 on a pro rata basis.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder, the Redemption Price per Trust Unit specified in Section 6.3 to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied, at the option of the Trust, by way of the issuance and delivery by the Trust to each holder of Units tendered for redemption who is not entitled to receive cash in respect thereof on the Redemption Date of:

(i) Series 2 Trust Notes in a principal amount equal to the Redemption Price as determined by the Trustees, bearing a commercially reasonable rate of interest as determined by the Trustees in their sole and absolute discretion; or

(ii) a promissory note of any other series as may be established by the Trust from time to time with such terms as the Trustees may determine in a principal amount equal to the Redemption Price as determined by the Trustees; or

(iii) securities and/or obligations held by the Trust or any other assets of the Trust having a fair market value equal to the applicable Redemption Price as determined by the Trustees.

The Redemption Price payable pursuant to this Section 6.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of securities and/or obligations determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the obligations being transferred and distributions paid on the securities being transferred to and including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of such securities and/or obligations by registered mail in a postage prepaid envelope addressed to the former Trust Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Trust Unitholder in respect of the Trust Units so redeemed.

Where the Trust makes a distribution of securities and/or obligations on a redemption of Trust Units as a result of the operation of Section 6.4 or 6.5, the Trustees shall determine the fair market value of the redeemed Trust Units and of the securities and/or obligations issued to satisfy the Redemption Price. Where the Trust makes a distribution of securities and/or obligations on a redemption of Trust Units pursuant to this subsection, the Trustees may, in their sole discretion, designate to the redeeming Trust Unitholders any capital gain realized by the Trust as a result of the distribution of such securities to the Trust Unitholder.

6.6 Cancellation of all Redeemed Trust Units

All Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.7 Subordination

Following any in specie redemption pursuant to the operation of Section 6.5, holders of obligations of Calloway LP will be required to acknowledge that they are subject to any applicable

subordination agreements as may be determined by the Trustees prior to delivery of such obligations of Calloway LP to the Trust Unitholder.

ARTICLE 7
TRUSTEES

7.1 Number of Trustees

The Trustees shall consist of not more than nine nor less than one Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees, provided that until otherwise so determined by resolution, the number of Trustees shall be one.

7.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place as the Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Trust Unitholders. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting. Notice of a meeting may be waived by the Trustees at or after a meeting which is held and the meeting shall be deemed to have been duly held in such event. A Trustee who attends a meeting of Trustees is deemed to have waived notice of the meeting except when such Trustee attends for the express purpose of objecting to the transaction of any business on the grounds that proper notice of the meeting was not given.

7.3 Place of Meetings

Meetings of the Trustees shall be held in Calgary, Alberta or such other place in Canada as the Trustees shall designate. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

With the consent of the chairman of the meeting or a majority of the other Trustees present at the meeting, a Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of the greater of one Trustee or a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

7.6 Chairman

The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairman.

7.7 Action by the Trustees

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be denied to have terminated upon its adjournment.

7.9 Remuneration and Expenses

The Trustees shall be paid such remuneration for their services as may from time to time be determined by the Trustees, acting reasonably. The Trustees shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. A Trustee shall not be precluded from serving the Trust in any other capacity and receiving remuneration therefore. Trustees who are not employees of **[Calloway Real Estate Investment Trust]**, any of its Subsidiaries or any successor thereto shall be entitled to participate in any Trust Option Plan adopted by the Trustees.

7.10 Officers

The Trustees from time to time may appoint one or more officers of the Trust, including without limitation a Chairman of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than eighteen years of age:

(b) anyone who is of unsound mind and has been so found by a Court in Canada or elsewhere;

(c) a person who is not an individual;

(d) a person who is a non-resident of Canada as defined in the *Tax Act*, and

(e) a person who has the status of bankrupt.

8.2 Appointment of Trustees

Except as otherwise provided herein, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Trust, and may be appointed at a special meeting of Trust Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Trust Unitholders following such an appointment. Any such appointment shall be made either by a resolution approved by a majority of the votes cast at a meeting of Trust Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

(a) if no Trustees are appointed at the annual meeting of Trust held immediately before the term of office of such Trustees expires, such Trustees shall continue to hold the office of Trustee under this Declaration of Trust until successors have been appointed; and

(b) the Trustees may, between annual meetings of the Trust appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Trust Unitholders but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of Trust Unitholders.

8.3 Consent to Act

(a) A person who is appointed a trustee hereunder shall not become a Trustee until such Trustee has, either before or after such appointment, executed and delivered to the Trust and the Trustees a consent substantially as follows:

"To: CALLOWAY HOLDINGS TRUST (the "Trust")
And to: The Trustees thereof

The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Declaration of Trust dated as of June 15, 2005, as amended or amended and restated from time to time, constituting the Trust.

Dated:

____

[Signature]

____

[Print Name]"

(b) Upon the later of a person being appointed a trustee hereunder and executing and delivering to the Trust and the Trustees, a consent substantially as set forth in subsection 8.3(a), such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended or amended and restated from time to time.

8.4 Failure to Elect Minimum Number of Trustees

If a meeting of Trust Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office

A Trustee ceases to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with Section 8.6; or

(c) he or she is disqualified from being a Trustee as provided under Section 8.1.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the Trust and the other Trustees or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party, as a Trustee, to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9.

8.6 Removal of Trustee

The Trust Unitholders may remove any Trustee or Trustees from office by resolution approved by a majority of the votes cast at a meeting of Trust Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Trust Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies

Subject to Section 8.2, a quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees fixed by or pursuant to this Declaration of Trust. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall forthwith call a special meeting of Trust Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Trust Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Trust Unitholders.

8.8 Validity of Acts

All acts of a Trustee are valid notwithstanding any irregularity in the appointment of the Trustee or any defect in the qualifications of the Trustee.

ARTICLE 9
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees

Subject to the terms and conditions of this Declaration of Trust, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust full, absolute and exclusive power control and authority over the Trust Assets and appears to the same extent as if the Trustees were the legal and beneficial owners thereof

9.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Trust Unitholders, shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustees in their sole judgement and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper including the following powers and authorities:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to maintain records and provide reports to Trust Unitholders;

(c) to collect, sue for and receive all sums of money coming due to the Trust;

(d) to effect payment of distributions to the Trust Unitholders as provided in Article 5;

(e) to invest funds of the Trust as provided in Article 4;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of securities and/or obligations of each of Calloway LP to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(g) to vote in favour of the Trust's nominees to serve as directors of the general partner of Calloway LP;

(h) where reasonably required, to engage or employ on behalf of the Trust any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(i) except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees except as provided in this Declaration of Trust;

(j) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the assets of the Trust or the Trustee's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(k) to arrange for insurance contracts and policies insuring the Trust, its assets, the business of any entity in which it holds a substantial equity interest and/or any or all of the Trustees or the Trust Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Trust Unitholders or otherwise;

(l) to cause legal title to any of the assets of the Trust to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or a Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Trust, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m) ensuring that the restrictions on Non-Resident ownership referred to herein are met;

(n) to issue Trust Units for such consideration as the Trustees may advise the Trustees, such issuance to be subject to the terms and conditions of the Declaration of Trust;

(o) to enter into and perform the obligations of the Trust under the contracts of the Trust;

(p) to issue convertible unsecured subordinated debentures, or securities exchangeable to or into convertible unsecured subordinated debentures notwithstanding Section 9.4 hereof;

(q) to guarantee the obligations of any of its Subsidiaries or Affiliates and to charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance over or with respect to any or all of the Trust Assets in connection with any such guarantee existing as at the date hereof or incurred hereafter; and

(r) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust;

provided, however, that the Trustees shall do no such act or thing that would cause the Trust to cease to qualify as a "Unit Trust" for the purposes of the *Tax Act* without first obtaining the consent of the Trust Unitholders by Special Resolution.

9.3 Voting of Securities and/or Obligations Held by the Trust

The securities and/or obligations of Calloway LP held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of Calloway LP or any and all meetings of Calloway LP at which the holders of such securities and/or obligations are entitled to vote.

9.4 Restrictions on Trustee's Powers

Notwithstanding Section 9.3:

(a) the Trustee shall not, without the approval of holders of Trust Units by way of resolution passed by a majority of the votes cast by holders of Trust Units at a meeting (or passed by written resolution):

(i) vote the Calloway LP Units with respect to any matter which under the Calloway Limited Partnership Agreement requires or permits the approval of holders of Calloway LP Units by way of a resolution passed by a majority of votes cast by holders of Calloway LP Units at a meeting; or

(ii) appoint or change the auditors of the Trust.

(b) The Trustee shall not, without the approval of holders of Trust Units by way of a Special Resolution:

(i) vote the Calloway LP Units with respect to any matter which under the Calloway Limited Partnership Agreement requires or permits the approval of holders of

Calloway LP Units by way of an Extraordinary Resolution (as defined in the Calloway Limited Partnership Agreement);

(ii) authorize the termination, liquidation or winding up of the Trust, other than as described herein;

(iii) amend the Declaration of Trust, other than as described herein; or

(iv) authorize or approve the combination, arrangement or merger of the Trust with any other person or entity.

(c) Subject to sections 9.2(p) and (q) hereof, the Trustees shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Trust or any other person or to charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance over or with respect to any or all of the Trust Assets; provided that the Trust may from time to time incur indebtedness, which may be reborrowed after repayment, in whole or in part, for the sole purpose of paying the amounts required for the redemption of Trust Units pursuant to Article 6, provided that such indebtedness is repaid in full from income received by the Trust prior to making any distribution on or before the next following Distribution Record Date.

(d) The Trustees shall have no power to sell or otherwise dispose of any securities and/or obligations of Calloway LP (except pursuant to an in specie redemption under Section 6.5), or to sell all or substantially all of the Trust Assets or cause Calloway LP to sell all or substantially all of their assets, except with the approval of the Trust Unitholders by Special Resolution at a meeting of Trust Unitholders called for that purpose or except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

(e) The Trustees shall only vote the securities and/or obligations of Calloway LP and exercise the rights thereunder in the manner provided for herein, as the case may be, on the conditions contained therein.

9.5 Banking

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust or Trustees as the Trustees may designate, appoint or authorize from time to time.

9.6 Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee shall not be liable in carrying out his or her duties under this Declaration of Trust except in cases where a Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, a Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. No Trustee, in his or her capacity as trustee, shall be required to devote his or her entire time to the investments or business or affairs of the Trust.

9.7 Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without, limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Trust Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

9.8 Limitations on Liability of Trustees

None of the Trustees or the officers or agents of the Trust shall be liable to any Trust Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie* properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Calloway LP to perform obligations or pay monies owed to the Trust, except for a breach of the standard of care, diligence and skill as set out in Section 9.6 or a breach of Section 9.4. If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 9.6 hereof, the Trustees shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

9.9 Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgement, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director or officer of

any Subsidiary thereof, provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust Unitholders. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Trust Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust, the Trustees and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that none of the Trust Unitholders or the Trustees have any personal liability or obligations in respect thereof.

9.11 Conflicts of Interest

A Trustee or an officer of the Trust who is a party to, or is a director or officer of, or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust shall disclose in writing to the Trust or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest, and shall not vote on any resolutions to approve the contract, unless the contract is one relating primarily to his or her remuneration as a Trustee or officer, one for indemnity or insurance in respect of him or her, and, for greater certainty, a Trustee complying with this Section 9.11, shall not be subject to any liability to the Trust or the Trust Unitholders with respect to such contract or proposed material contract as aforesaid.

ARTICLE 10
COMMITTEES OF TRUSTEES

10.1 Delegation

Except as prohibited by law, the Trustees may appoint from their number a committee of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees.

10.2 Procedure

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

10.3 Governance

In lieu of a committee, the Trustees will be directly responsible for developing the Trust's approach to governance issues, filling vacancies among the Trustees and periodically reviewing the composition and effectiveness of the Trustees and the contribution of individual Trustees.

The Trustees will also be responsible for adopting and periodically reviewing and updating the Trust's written disclosure policy. This policy will, among other things:

(a) Articulate the legal obligations of the Trust, its affiliates and their respective Trustees, directors, officers and employees with respect to confidential corporate information;

(b) Identify spokespersons of the Trust who are authorized to communicate with third parties such as analysts, the media and investors;

(c) Provide guidelines on the disclosure of forward-looking information;

(d) Require advance review by senior representatives of any disclosure of financial information to seek to ensure that the information is not material, and to seek to ensure that selective disclosure of material information does not occur, and that if it does occur, a news release is issued promptly; and

(e) Establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes during which the Trust, its affiliates, and their respective trustees, directors, officers and certain other persons may not purchase or sell Trust Units.

10.4 Audit Review

In lieu of an audit committee, the Trustees will directly fulfill their responsibilities of oversight and supervision of:

(a) The accounting for and financial reporting practices and procedures of the Trust;

(b) The adequacy of internal accounting controls and procedures of the Trust; and

(c) The quality and integrity of financial statements of the Fund.

In addition, the Trustees will be responsible for directing the auditors' examination into specific areas.

ARTICLE 11
AMENDMENT

11.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustees without the consent, approval or ratification of the Trust Unitholders or any other person at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or the Trust;

(b) making all changes deemed necessary or advisable to ensure that the Trust qualifies as a "unit trust" at all times pursuant to the Tax Act;

(c) providing, in the opinion of the Trustees, additional protection for or of benefit to the Trust Unitholders;

(d) removing any conflicts or inconsistencies in this Declaration of Trust or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Trust Unitholders; or

(e) making amendments which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws;

(f) correcting errors or inconsistencies between this Declaration of Trust and the Management Information Circular of Calloway Real Estate Investment Trust dated June 9 2005 which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Trust Unitholders;

but notwithstanding the foregoing, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Trust Unit.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 11, the Trustees shall furnish written notification of the substance of such amendment to each Trust Unitholder.

ARTICLE 12
MEETINGS OF TRUST UNITHOLDERS

12.1 Annual and Special Meetings of Trust Unitholders

Annual meetings of the Trust Unitholders shall be called on a day on or before **[June 30]** in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the prior fiscal year, the election of nominees of the Trust to serve as directors of the general partner of Calloway LP (except to fill casual vacancies which shall be done by the other directors of the general partner of Calloway LP), the appointment of Trustees for the ensuing year in accordance with Article 8, the appointment of Auditors and the transaction of such other business as Trust Unitholders may be entitled to vote upon as hereinafter provided in this Article 12 or as the Trustees may determine. Special meetings of the Trust Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Trust Unitholders holding in the aggregate Trust Units to which are attached not less than 10% of the votes attached to all Trust Units then outstanding, such request specifying the

purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairman of the meeting by the Trust Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairman of the meeting or by resolution passed by a majority of the votes cast by Trust Unitholders represented at the meeting may attend meetings of the Trust Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Trust Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Trust Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 60 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Trust Unitholder to form a reasonable judgement thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 12.6(b), may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Trust Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Trust Unitholders may be held at any time without notice if all the Trust Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Trust Unitholder (or a duly appointed proxy of a Trust Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Trust Unitholders, subject as hereinafter provided, a quorum shall consist of one or more individuals present in person either holding personally or representing as proxies Trust Units to which are attached not less in aggregate than 5% of the votes attached to all outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Trust Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Trust Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Trust Unitholders

Only Trust Unitholders of record shall be entitled to vote. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Trust Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Trust Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Trust Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Trust for verification at least 24 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so

present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Trust Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

12.5 Resolutions Binding the Trustees

Trust Unitholders shall be entitled to pass resolutions that will bind the Trustees or the Trust only with respect to the following matters:

(a) the appointment or removal of a Trustee as provided in Article 8;

(b) the appointment or removal of Auditors as provided in Article 17;

(c) the appointment of an Inspector as provided in Section 12.9;

(d) amendments of this Declaration of Trust as provided in Section 11.1;

(e) the termination of the Trust as provided in Section 14.2; and

(f) the sale of the Trust Assets as an entirety or substantially as an entirety.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Trust Unitholders or any resolution of the Trust Unitholders at any meeting shall in any way bind the Trustees other than with respect to matters brought before the Trust Unitholders by the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Trust Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 12.5(a), 12.5(b) and 12.5(f) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Trust Unitholders represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used in this Declaration of Trust means, subject to Article 11, a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 25% of the number of Trust Units then outstanding and passed by the affirmative votes of the holders of Trust Units to which are attached more than 66 2/3% of the votes attached to all Trust Units represented at the meeting and cast on a poll upon such resolution.

(b) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of Trust Units to which are attached 25% of the aggregate number of votes attached to all Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Trust Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than ten days prior notice shall be given of the time and place of such adjourned

meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Trust Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Trust Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 12.6(a) shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of Trust Units to which are attached less than 25% of the aggregate number of votes attached to all Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Trust, Calloway Real Estate Investment Trust, Calloway Limited Partnership or any affiliate thereof shall be disregarded, except that:

(i) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustees know are so owned shall be so disregarded; and

(ii) Trust Units so owned which have been pledged in good faith other than to the Trust, Calloway LP or an Affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust, Calloway LP or any Affiliate thereof.

12.8 Record Date for Voting

For the purpose of determining the Trust Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 30 days prior to the date of any meeting of Trust Unitholders as a record date for the determination of Trust Unitholders entitled to vote at such meeting or any adjournment thereof, and any Trust Unitholder who was a Trust Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Trust Unitholder has since that time disposed of his or her Trust Units, and no Trust Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of

Trust Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustees shall call a meeting of Trust Unitholders upon the written request of Trust Unitholders holding Trust Units to which are attached in the aggregate not less than 25% of the votes attached to all Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. An Inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Trust Unitholders holding Trust Units to which are attached more than 66 2/3% of the votes attached to all outstanding Trust Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Trust Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.5 or 12.6 in favour of such resolution at a meeting of Trust Unitholders duly called for the purpose.

ARTICLE 13
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 Nature of Trust Units

The provisions of this Article 13 shall not in any way alter the nature of Trust Units or the relationships of a Trust Unitholder to the Trustees and of one Trust Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units, if desirable to issue them to Trust Unitholders and the recording of all transactions in respect of Trust Units and Trust Unit Certificates, whether by the Trust or other persons.

13.2 Trust Unit Certificates

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) If issued, Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event that the Trust Unit Certificate is translated in the French language, and any provision of the Trust Unit Certificates in the French language shall be susceptible of an

interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed by the Trustees. Signatures of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

13.3 Contents of Trust Unit Certificates

(a) Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Declaration of Trust dated as of June 1, 2005" or words of like effect;

(ii) the name of the person to whom the Trust Unit Certificate is issued as Trust Unitholder;

(iii) the number of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(iv) that the Trust Units represented thereby are transferable;

(v) "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Trust Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Trust Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Declaration of Trust provides that no Trust Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person is connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.4 Register of Trust Unitholders

A register may be kept at the principal corporate office of the Trust which register shall contain the names and addresses of the Trust Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Trust as the Trustees may from time to time designate. Only Trust Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Trust Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Trust Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Trust Unitholders and determining the right to attend and vote at meeting of Trust Unitholders.

13.5 Transfer of Trust Units

(a) Subject to the provisions of this Article 13 and the consent of the Trustees, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been record on the register or one of the branch transfer registers maintained by the Trustees or the Trust. No transfer of a Trust Unit shall be recognised unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 13, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Trust Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorisation and other matters that may reasonably be required by the Trustees. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Trust Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees and delivery of the existing certificate to the Trustees, but until such record is made the Trust Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust

Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article 13. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate and then shall be cancelled.

13.6 Trust Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Trust Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.7 Performance of Trust

The Trustees shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust or interests therein by any such Trust Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Trust Unitholder.

13.8 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees may direct indemnifying the Trust for so doing.

13.9 Death of a Trust Unitholder

The death of a Trust Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Trust Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Trust Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Trust Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Trust, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Trust Unitholder under this Declaration of Trust.

13.10 Unclaimed Interest or Distribution

In the event that the Trustees shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no

obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Guardian and Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.11 Offer for Trust Units

(a) In this Section 13.11:

(i) "**Affiliate**" and "**Associate**" shall have the respective meanings given to such terms (without initial capital letters) in the *Securities Act* (Alberta), as constituted on the date hereof;

(ii) "**Dissenting Unitholder**" means a Trust Unitholder who does not accept an Offer referred to in subsection 13.11(b) and includes any assignee of the Trust Unit of a Trust Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(iii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iv) "**offer to acquire**" includes an acceptance of an offer to sell;

(v) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer;

(vi) "**Offeror's Notice**" means the notice described in subsection 13.11(c); and

(vii) "**Offeror's Trust Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 13, and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Trust Unitholders representing at least 90% of the outstanding Trust Units at the expiry of the Offer, other than the Offeror's Trust Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Trust Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 13.12(c) and 13.12(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholder Pursuant to subsection 13(12)(b)., and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Trust Unitholders holding at least 90% of the Trust Units of all Trust Unitholders, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Trust Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Trust Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 13.4, shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 13.12(c) the Offeror shall pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 13.12(b).

(f) The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 13.12(e) but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place such other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 13.12(c), the Trustees, if the Offeror has complied with subsection 13.12(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustees' opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 13.12(d) the consideration to which such Dissenting Unitholder is entitled under this Section 13.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 13.12(d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof;

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Trust Unitholder, a copy of the Offer is provided to the Trust.

13.12 Power of Attorney

Each Trust Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them and such successors and assigns, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Declaration of Trust;

(b) all conveyances and other documents required in connection with the dissolution or liquidation of the Trust in accordance with the terms of this Declaration of Trust; and

(c) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the *Tax Act* or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Trust Unitholder's interest in the Trust.

The Power of Attorney granted herein is irrevocable and will survive the bankruptcy of the Trust Unitholder or the assignment by the Trust Unitholder of all or part of his or her interest in the Trust and will extend to and bind the successors and assigns of the Trust Unitholder.

ARTICLE 14
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II,

alive on June 1, 2005. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Trust Unitholders

The Trust Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Trust Unitholders determine, including a direction to distribute the securities and/or obligations of Calloway LP any other assets held by the Trust, or any combination of the foregoing, in specie.

14.3 Automatic Termination

If the Trust ceases to hold any securities and/or obligations of Calloway LP which comprise part of the Trust Assets including as a result of the redemption or purchase thereof by Calloway LP, and all securities and/or obligations of Calloway LP comprising part of the Trust Assets have been distributed to Trust Unitholders or have been repaid or otherwise cease to exist, the Trust shall automatically terminate and, subject to obtaining all necessary regulatory approvals, the Trustees will distribute to the Trust Unitholders on a pro rata basis the remaining property of the Trust.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustees shall give notice thereof to the Trust Unitholders, which notice shall designate the time or times at which Trust Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units of the Trust shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Trust, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.6 Sale of Investments

After the date referred to in Section 14.4, the Trustees shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the securities and/or obligations of Calloway LP and all other assets comprising the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the shares of the securities and/or obligations of Calloway LP or other assets which comprise part of the Trust by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals, distribute the remaining securities and/or obligations of Calloway LP or other assets directly to the Trust Unitholders in accordance with their pro rata shares.

14.7 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the securities and/or obligations of Calloway LP and other assets together with any cash forming part of the Trust Assets among the Trust Unitholders in accordance with their pro rata shares.

14.8 Further Notice to Trust Unitholders

In the event that less than all of the Trust Unitholders have surrendered their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 14.4, the Trustee shall give further notice to the remaining Trust Unitholders to surrender their Trust Units for cancellation and if, within one (1) year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Trust Unitholders (deducting all expenses thereby incurred from the amounts to which such Trust Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

14.9 Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds in trust for distribution under Section 14.7.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1 Provision for Supplemental Indentures for Certain Purposes

The Trustees may, without approval of the Trust Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Trust or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units.

ARTICLE 16
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Trust Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provide that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Trust Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Trust Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Trust Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Trust Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

16.5 Information Available to Trust Unitholders

Each Trust Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Trust Units held by that Trust Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor, obtain a list of the Trust Unitholders for purposes connected with the Trust.

16.6 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the *Tax Act* (including any obligations of the Trust under Part XIII of the *Tax Act*) and neither the Trust nor the Trustees shall be accountable or liable to any Trust Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.7 Income Tax: Election

[Intentionally Deleted]

16.8 Income Tax: Deductions

The Trustees shall claim the maximum deductions available to the Trust for the purposes of computing its income pursuant to the provisions of the *Tax Act* to the extent required to reduce the taxable income of the Trust to nil or such lesser amounts as the Trustees may determine to be in the best interests of the Trust Unitholders.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

16.10 Financial Disclosure

The Trust will furnish to the Unitholders such financial statements (including unaudited quarterly and audited annual financial statements) and other reports as are from time to time required by applicable securities legislation. In the absence of any specific requirements under applicable securities legislation, the Trust will prepare and provide to the Unitholders upon request:

(a) within 140 days after each fiscal year, the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the

extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.11 Trust Unitholder Meeting Information

Prior to each meeting of Trust Unitholders, the Trustees will provide to each Trust Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Trust Unitholder to appoint a proxy, who need not be a Trust Unitholder, to attend and act at the meeting on behalf of the Trust Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law.

16.12 Taxation Information

On or before February 28 in each year, the Trust will provide to Trust Unitholders who received distributions from the Trust in the prior calendar year, such information and forms as may be needed by such Trust Unitholders in order to complete their tax returns in respect of the prior calendar year under the *Tax Act* and equivalent provincial legislation in Canada.

ARTICLE 17
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

The Auditors will be selected at each succeeding annual meeting of Trust Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Trust Unitholders at a meeting of Trust Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Trust Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Report of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Trust Unitholder with the annual financial statements referred to in Section 16.10.

ARTICLE 18
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

18.2 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the 15 day of June, 2005.

Witness

J. MICHAEL STOREY

CALLOWAY REAL ESTATE INVESTMENT TRUST

Per:

David M. Calnan, Trustee
Solely in his capacity as a trustee of Calloway Real Estate Investment Trust and not in his personal capacity, recourse only to the assets of Calloway Real Estate Investment Trust

CALLOWAY LIMITED PARTNERSHIP

LIMITED PARTNERSHIP AGREEMENT

Made as of June 15, 2005

S:\14000-14999\14968\LP\Final LP Agreement (goodmans).DOC

CALLOWAY LIMITED PARTNERSHIP

LIMITED PARTNERSHIP AGREEMENT

LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 15th day of June, 2005 between CALLOWAY GP INC., a corporation incorporated under the laws of the Province of Alberta, as the Majority General Partner, CALLOWAY HOLDINGS TRUST as Initial Limited Partner and each person who is admitted to the Partnership as a partner in accordance with the provisions hereof.

WHEREAS:

(A) The Partnership was formed on June 15, 2005, by the filing of the Declaration;

(B) The Partnership was formed to arrange for the distribution of Partnership Units;

(C) The Majority General Partner, together with the holders of Class B Units and Class C Units continues to assume the obligations and liabilities as general partner of the Partnership; and

(D) This Agreement is being entered into to set forth the terms and conditions applicable to the relationship among the Partners and to the conduct of the business of the Partnership;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements contained in this Agreement, the Partners agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words have the following meanings:

"**Acquisition**" means the acquisition by the Partnership of interests in 35 retail shopping centres and 10 parcels of vacant land from FirstPro and from Wal-Mart Canada Realty Inc. expected to close on or about July 7, 2005;

"**Act**" means the *Partnership Act* (Alberta);

"**Affiliate**" has the same meaning as in the *Securities Act* (Alberta);

"**Agreement**" means this Limited Partnership Agreement, as from time to time amended, supplemented or restated;

"**Assets**" means the Property and the additional real property acquired pursuant to the Acquisition together with any other property which in law is real property and includes whether or not the same in law would be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy in common, joint tenancy, co-ownership, joint venture or otherwise), any interest in any of the foregoing and securities of corporations, trusts, limited partnerships or other legal entities whose principal purpose and activity is to invest in, hold and deal in real property;

"**Associate**" where used to indicate a relationship with any Person has the same meaning as in the *Securities Act* (Alberta);

"**Auditor**" means Kenway Mack Slusarchuk Stewart LLP, or such other member in good standing of the Canadian Institute of Chartered Accountants who is appointed as auditor of the Partnership by the General Partners;

"**Business Day**" means any day, other than Saturday, Sunday or any statutory holiday in the Province of Alberta;

"**Capital Contribution**" of a Limited Partner means the capital contribution of a Limited Partner determined by the General Partners pursuant to Section 4.3;

"**Class A Units**" means interests of a Limited Partner in the Partnership as more particularly described herein;

"**Class B Units**" mean interests of a Partner in the Partnership as more particularly described herein;

"**Class C Units**" means interests of a Partner in the Partnership as more particularly described herein;

"**Closing**" means the completion of any transaction pursuant to which Partnership Units are issued, including pursuant to the Acquisition;

"**Closing Date**" means a date upon which a Closing occurs;

"**Declaration**" means the certificate of limited partnership for the Partnership filed under the Act on June 15, 2005 and all amendments thereto and renewals or replacements thereof;

"**Distribution Method**" has the meaning set forth in Section 5.3;

"**Distributable Cash**" means the free cash flow of the Partnership as determined by the Majority General Partner in consultation with the Auditor from time to time in accordance with section 5.5(e) below;

"**Exchange Agreement**" means the Exchange, Option and Support Agreement between the REIT, the Partnership, the Initial Limited Partner, Mitchell Goldhar and certain other persons providing for, inter alia, the exchange of Class C Units into Class B Units.

"**Extraordinary Resolution**" means:

(i) a resolution approved by more than 66 2/3% of the votes cast in person or by proxy at a duly constituted meeting of Partners or at any adjournment thereof, called in accordance with this Agreement; or

(ii) a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 66 2/3% of the aggregate number of Class A Units and Class B Units held by those Partners who are entitled to vote on such a resolution at a meeting;

"**FirstPro**" means FirstPro Shopping Centres Inc. and its affiliates;

"**Fiscal Year**" has the meaning set forth in Section 2.5;

"**General Partners**" means the general partners of the Partnership, currently Calloway GP Inc., any Person who is admitted to the Partnership as a successor to Calloway GP Inc. as Majority General Partner or any successor thereto, and any holder of Class B Units and Class C Units;

"**Independent Directors**" means those members of the board of directors of the Majority General Partner who are not employees or officers of the Majority General Partner, and who are not employees or officers of Associates or Affiliates of the Majority General Partner;

"**Initial Limited Partner**" means Calloway Holdings Trust;

"**Limited Partner**" means any person who is or shall become a holder of Class A Units and, for greater certainty, includes any person who is a transferee of Class A Units;

"**Majority General Partner**" means Calloway GP Inc. and any Person who is admitted to the Partnership as a successor to Calloway GP Inc. as Majority General Partner;

"**Non-Resident**" means a Person who is "non-resident" within the meaning of the Tax Act;

"**Ordinary Resolution**" means:

(i) a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Partners or at any adjournment thereof, called in accordance with this Agreement; or

(ii) a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 50% of the aggregate number of Class A Units and Class B Units held by those Partners who are entitled to vote on such a resolution at a meeting;

"**Partners**" means the General Partners and the Limited Partners and "**Partner**" means any one of them;

"**Partnership**" means Calloway Limited Partnership, a partnership formed under the laws of the Province of Alberta as a limited partnership by the filing of the Declaration under the Act;

"**Partnership Units**" means the interest of a Partner in the Partnership through Class A Units, Class B Units or Class C Units;

"**Person**" means an individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"**Power of Attorney**" means the power of attorney form in the form approved by the General Partners from time to time, including the current form set out in Schedule A;

"**Property**" means interests in certain of the assets acquired in the Acquisition;

"**Record**" means the record of the Partners which the Majority General Partner is required by the Act to maintain;

"**Register**" means the register of Partners maintained by the Majority General Partner or the Registrar and Transfer Agent in accordance with Section 3.10;

"**Registrar and Transfer Agent**" means the registrar and transfer agent of the Partnership Units appointed by the General Partners, or, if no such registrar and transfer agent is appointed, the General Partners;

"**REIT**" means Calloway Real Estate Investment Trust;

"**Requisitioning Partners**" has the meaning set forth in Section 9.1;

"**Reserves**" means the amounts, if any and as determined by the General Partners in their sole discretion, retained by the Partnership from distributions to Partners in order to: (i) finance the management and operation of the Partnership; (ii) finance the Partnership's current and anticipated obligations; (iii) finance the growth and development of the Partnership; (iv) to stabilize the distributions to Partners; and (v) for any other reason that the General Partners determine to be in the best interests of the Partnership;

"**Subscription Agreement**" means a subscription agreement and power of attorney in a form approved by the General Partners;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

"**Transfer Form**" means a transfer and power of attorney, in a form approved by the General Partners; and

"**Unit**" means a unit of the REIT.

1.2 Headings

In this Agreement, the headings are for convenience of reference only, do not form a part of this Agreement and are not to be considered in the interpretation of this Agreement.

1.3 Interpretation

In this Agreement,

(a) words importing the masculine gender include the feminine and neuter genders, corporations, partnerships and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

(b) all references to designated Articles, Sections and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

(c) all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with generally accepted accounting principles in Canada from time to time;

(d) any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(e) any reference to a Person will include and will be deemed to be a reference to any Person that is a successor to that Person; and

(f) "hereof", "hereto", "herein", and "hereunder" mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

1.4 Currency

All references to currency herein are references to lawful money of Canada.

1.5 Schedule

The following are the schedules to this Agreement:

Schedule A - Power of Attorney
Schedule B - Transfer Form

ARTICLE 2
RELATIONSHIP BETWEEN PARTNERS

2.1 Formation and Name of Partnership

(a) The General Partners and the Limited Partners acknowledge and confirm that the Partnership was formed as a limited partnership in accordance with the laws of the Province of Alberta and the provisions of this Agreement to carry on business in common with a view to profit. The Partnership shall carry on business under the firm name and style of "CALLOWAY LIMITED PARTNERSHIP" or the French form thereof or any other name or names as the General Partners may determine from time to time. The General Partners shall have the right to file an amendment to the Declaration changing the name of the Partnership or the French form thereof.

(b) If Calloway GP Inc. or any Affiliate thereof shall cease to be the Majority General Partner of the Partnership for any reason, then the Partnership shall forthwith, upon the written request of Calloway GP Inc.:

(i) cease to use the name "Calloway" or the French form thereof or any name similar thereto;

(ii) amend the Declaration to change the name of the Partnership to one which does not include the name "Calloway" or the French form thereof or any name similar thereto; and

(iii) cause to be executed and delivered all instruments necessary to evidence such change of name and to disclaim any right, title or interest in or to the name "Calloway" or the French form thereof.

The Partnership hereby irrevocably appoints Calloway GP Inc. as agent and attorney for the Partnership to do any and all such things, including the execution and delivery of all documentation, necessary to carry out the provisions of this section.

2.2 Business of the Partnership

The business of the Partnership shall consist of acquiring and operating Assets and any and all other activities that the Partnership may engage in from time to time with a view to a profit and that the General Partners determine to be in the best interests of the Partnership, provided that all such business shall relate to the ownership of Assets.

2.3 Business in Other Jurisdictions

(a) The Partnership shall not carry on business in any jurisdiction unless the General Partners have taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from limited liability to the same extent that such Limited Partners enjoy limited liability under the Act. The Partnership shall not carry on business in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the Majority General Partner, the risks associated with the possible absence of limited liability in such jurisdiction are not significant considering the relevant circumstances.

(b) The Partnership shall carry on business in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the Majority General Partner shall register the Partnership in other jurisdictions where the Majority General Partner considers it appropriate to do so.

2.4 Office of the Partnership

The principal place of business of the Partnership shall be c/o Calloway GP Inc., 1900, 715 – 5th Avenue SW, Calgary, Alberta, T2P 2X6 or such other address as the General Partners may designate in writing from time to time to the Partners.

2.5 Fiscal Year

The fiscal period of the Partnership shall commence on January 1 in each year and end on the earlier of December 31 in that year or on the date of dissolution or other termination of the Partnership. Each such fiscal period is herein referred to as a "Fiscal Year".

2.6 Status of Partners

(a) The Majority General Partner, and each other General Partner that becomes a General Partner of the Partnership, represents, warrants, covenants and agrees with each Limited Partner that it:

(i) is a corporation incorporated under the laws of Canada or a Canadian Province and is validly subsisting under such laws;

(ii) is not a Non-Resident;

(iii) has the capacity and corporate authority to act as a general partner and to perform its obligations under this Agreement, and such obligations do not conflict with nor do they result in a breach of any of its constating documents, by-laws or any agreement by which it is bound;

(iv) will act in utmost fairness and good faith toward the Limited Partners in carrying out its obligations hereunder;

(v) holds and shall maintain the registrations necessary for the conduct of its business and has and shall continue to have all licences and permits necessary to carry on its business as a General Partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of a General Partner; and

(vi) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership.

(b) Each of the Limited Partners severally represents, warrants, covenants and agrees with each other Partner that such Limited Partner:

(i) has and will have the capacity and competence and, if a corporation, the necessary corporate authority, to enter into this Agreement;

(ii) is not a Non-Resident and if such Limited Partner is itself a partnership, that each of its members is, at any time in respect of which the expression is relevant, resident in Canada for the purposes of the Tax Act;

(iii) has not made any borrowings to finance the acquisition of Partnership Units which are "limited recourse amounts" within the meaning of the Tax Act; and

(iv) shall not knowingly transfer his or her Partnership Units in whole or in part to a Person who is not able to make these representations, warranties and covenants.

2.7 Survival of Representations, Warranties and Covenants

The representations, warranties and covenants made pursuant to Section 2.6 shall survive execution of this Agreement and each Partner covenants and agrees to ensure that each representation, warranty and covenant made pursuant to Section 2.6 remains true so long as such Partner remains a Partner.

2.8 Evidence of Status

(a) Each Limited Partner covenants and agrees that he or she will, upon request, promptly provide evidence to the Majority General Partner that his or her status, or the status of any borrowings made by the Limited Partner to finance the acquisition of Partnership Units, under the legislation referred to in Section 2.6(b)(ii) and (iii), respectively, is as represented.

(b) If a Limited Partner fails to comply with such a request or in the event that reasonably satisfactory evidence is not provided, the Majority General Partner will have the right, in its sole discretion: (i) to sell such Limited Partner's Partnership Units or to purchase the same on behalf of the Partnership at fair market value as determined by an independent investment dealer acting as valuator, selected by the Majority General Partner. For all purposes of a sale, the Majority General Partner is deemed to be the agent and lawful attorney of the Limited Partner or any owner for the purposes of the *Tax Act* of the Limited Partner's Partnership Units and any other person with an ownership interest in the affected Partnership Units. The net proceeds of any sale of the affected Partnership Units will be the net proceeds after deduction of any commissions, taxes or other costs of sale. In the event of a sale pursuant to this section, the Limited Partner or other person whose Partnership Units were sold will have the right only to receive the net proceeds of that sale.

(c) Notwithstanding anything contained herein, the General Partners may waive the application of this Section 2.8.

2.9 Limitation on Authority of Limited Partners

No Limited Partner shall:

(a) take part in the control or management of the business of the Partnership or exercise any power in connection therewith;

(b) execute any document which binds or purports to bind any other Partner or the Partnership;

(c) hold himself or herself out as having the power or authority to bind any other Partner or the Partnership;

(d) have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(e) bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership; or

(f) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement.

2.10 Power of Attorney

Each Partner hereby irrevocably nominates, constitutes and appoints the Majority General Partner, with full power of substitution, as his or her agent and true and lawful attorney to act on his or her behalf with full power and authority in his or her name, place and stead to execute and record or file as and where required in the opinion of the Majority General Partner:

(a) this Agreement, the Declaration, any amendment to this Agreement, the Declaration or the Record and any other instruments or documents required to continue and keep in good standing the Partnership as a limited partnership under the Act, or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the applicable laws of such jurisdiction (including such amendments to the Declaration or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or transferees of Partnership Units as contemplated by this Agreement);

(b) all instruments and any amendments to the Declaration necessary to reflect any amendment to this Agreement;

(c) any instrument required in connection with the dissolution and termination of the Partnership in accordance with the provisions of this Agreement, including any elections under the Tax Act and under any similar legislation;

(d) the documents necessary to be filed with the appropriate governmental body or authority in connection with the business, property, assets and undertaking of the Partnership;

(e) such documents as may be necessary to give effect to the business of the Partnership as described in Section 2.2;

(f) the documents on his or her behalf and in his or her name as may be necessary to give effect to the sale or assignment of a Partnership Unit or to give effect to the admission of a subscriber for or transferee of Partnership Units or a new Partner to the Partnership;

(g) all documents on his or her behalf and in his or her name as may be necessary to give effect to any sale of Partnership Units by the Majority General Partner or a purchase of Partnership Units by the Majority General Partner, in either case on its own behalf or on behalf of a Partner including pursuant to Section 2.8;

(h) any information return, form of election or determination or similar document or instrument as may be required at any time under the Tax Act on behalf of the Partnership or any Partner and under any similar legislation of the federal or a provincial government which relates to the Partnership or the membership of any Person as a Partner; and

(i) all other instruments and documents on his or her behalf and in his or her name or in the name of the Partnership as may be considered necessary by the Majority General Partner to carry out fully this Agreement.

To evidence the foregoing, each Partner, in executing a Power of Attorney, and each transferee of Partnership Units, in executing a Transfer Form, will have executed a power of attorney incorporating by reference, ratifying and confirming some or all of the powers set forth above.

The power of attorney granted herein shall survive the transfer, but only to the extent of the obligations of a Partner hereunder, by the Partner, of the whole or any part of the interest of the Partner in the Partnership and may be exercised by the Majority General Partner on behalf of each Partner in executing any instrument necessary or

desirable to give effect to such transfer. Each Partner agrees to be bound by any actions made or taken by the Majority General Partner pursuant to this power of attorney and hereby waives any and all actions and defences which may be available to negate or disaffirm the action of the Majority General Partner taken in good faith under this power of attorney. The power of attorney granted in this Section 2.10 is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act* (Ontario), exercisable during a Partner's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this power of attorney shall not terminate any such CPOA granted by the Partner previously and shall not be terminated by the execution by the Partner in the future of a CPOA, and the Partner hereby agrees not to take any action in future which results in the termination of this power of attorney.

This power of attorney shall continue in respect of the Majority General Partner so long as it is the general partner of the Partnership, and shall terminate thereafter, but shall continue in respect of a new Majority General Partner as if the new Majority General Partner were the original attorney.

2.11 Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions of Canada, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the amount of his or her Capital Contribution, plus his or her pro rata share of any undistributed income of the Partnership. Where Limited Partners have received the return of all or part of their Capital Contribution, they are nevertheless liable to the Partnership or, where the Partnership is dissolved, to its creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution. Following payment of his or her Capital Contribution, a Limited Partner shall not be liable for any further claims or assessments or be required to make further contributions to the Partnership.

2.12 Indemnity of Limited Partners

Subject to Section 7.6, the General Partners will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of such Limited Partner is lost for or by reason of the negligence of the General Partners in performing its duties and obligations hereunder.

2.13 Compliance with Laws

Each Limited Partner will, on the request of any of the General Partners from time to time, immediately execute the Declaration and any other documents considered by any of the General Partners to be necessary to comply with any applicable law or regulation of any jurisdiction in Canada, for the continuation, operation or good standing of the Partnership.

2.14 Other Activities of Partners

The General Partners, Affiliates and Associates of the General Partners and the Limited Partners and their Affiliates and Associates may engage in businesses, ventures, investments and activities which may be similar to or competitive with those in which the Partnership is or might be engaged and no such person shall be required to offer or make available to the Partnership any other business or investment opportunity which any such Person may acquire or be engaged in for its own account.

2.15 General Partners May Hold Partnership Units

Any of the General Partners may subscribe for, acquire or purchase Partnership Units or purchase Partnership Units by private contract or in the market or hold Partnership Units as nominee and shall be shown on the Record as a Limited Partner in respect of the number of Partnership Units held by any of the General Partners from time to time.

2.16 General Partner as a Limited Partner

If a General Partner holds any Class A Units, it shall be deemed in its capacity as the holder of such Class A Units to be a Limited Partner with the same rights and powers and subject to the same restrictions as each other Limited Partner, with respect to such Partnership Units.

2.17 Authority of Majority General Partner to Make Tax Elections

For greater certainty, the Majority General Partner shall be entitled to make or execute elections under the Tax Act and applicable provincial taxation legislation that relate to a Fiscal Year on behalf of all Persons who are Limited Partners or who are the beneficial owners of Partnership Units during the Fiscal Year and shall have the authority to act for the Partnership in connection therewith.

ARTICLE 3
PARTNERSHIP UNITS

3.1 The Partnership Units

An unlimited number of Class A Units, Class B Units and Class C Units may be issued. There shall be no restriction on the number of Partnership Units that a Partner may hold in the Partnership. No fractional Partnership Units will be issued and no Person shall have any rights to receive fractional Partnership Units or to receive cash in lieu of the issue of a fraction of a Partnership Unit.

3.2 Nature of Partnership Units

Except as otherwise provided in this Agreement, no Limited Partner will, in respect of any Partnership Unit held by such Partner, have any preference, priority or right in any circumstance over any other Partner in respect of any Partnership Unit held by the other Partner. The holders of Class A Units shall have 5 votes for each Class A Unit held, the Class B Units shall have 1 vote for each Class B Unit held, and the holders of Class C Units shall have no votes.

3.3 Issuance of Partnership Units on Acquisition

Partnership Units may be issued pursuant to the Acquisition according to the terms of the Acquisition. Further, the General Partners may, in its sole discretion, cause the Partnership to issue additional Partnership Units on any terms and conditions of offering and sale of Partnership Units as the General Partners, in their discretion may determine, from time to time and may do all things in that regard as the General Partners deem necessary or advisable in the circumstances including entering agreements with any person for the payment of a fee or a commission.

3.4 Refusal to Issue Partnership Units

The General Partners shall refuse to issue Partnership Units to a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada) and to a Non-Resident and may require any Person to provide evidence reasonably satisfactory to it that such Person is not within either category. Without limiting the foregoing, the General Partners shall not issue Partnership Units to a Person unless such Person has executed a Power of Attorney or a Transfer Form, as may be applicable. If, for any reason the General Partners refuse to issue Partnership Units to a Person, the General Partners shall forthwith cause the Partnership to return to the Person the consideration tendered for such Partnership Unit(s) without interest or deduction.

3.5 Consideration for Partnership Units

Partnership Units may be issued for cash or property.

3.6 Admittance as Partner

Upon execution by the Majority General Partner of any Subscription Agreement or upon the Acquisition, all Partners will be deemed to consent to the admission of the subscriber or Person as a Partner, the Majority General Partner will execute this Agreement on behalf of such Person, will cause the Record, and such other documents as may be required to be filed or amended under the Act or legislation similar to the Act in other provinces or territories, including as required to afford, to the extent possible, limited liability, to be amended specifying the prescribed information and will cause the foregoing information in respect of the new Partner to be included in the Register and other Partnership books and records. As provided in Section 3.9, upon the entering of the Person's name in the Record, the Person will be admitted to the Partnership as a Partner and will be entitled to all of the other rights accruing to a Limited Partner under this Agreement and the Partnership Units in respect of such subscription or in respect of the Acquisition will thereupon be deemed to be issued.

3.7 Payment of Expenses

The Partnership shall pay all expenses incurred in connection with the entering into of this Agreement, including, without limitation, the registration of the Partnership under the Act and similar legislation in other jurisdictions in Canada and the sale and issuance of the Partnership Units from time to time, including without limitation on the Acquisition.

3.8 Conditions Precedent

A Closing will not occur unless conditions specified for the Closing have been satisfied or waived.

3.9 Effective Date

The rights and obligations of a Person as a Partner under this Agreement commence and are enforceable by and upon the Partner as between the Partner and the other Partners from the date on which the Record is amended as required under the Act, adding such Partner as a Partner of the Partnership and Partnership Units will thereupon be deemed to be issued.

3.10 Register of Partners

The Majority General Partner shall at all times maintain, or cause to be maintained by a registrar and transfer agent which may be appointed by the Majority General Partner, a Register of Partners in the City of Calgary which shall contain the name and address of each Partner and the number and class of Partnership Units held by each Partner.

3.11 Changes in Membership of Partnership or Information Concerning Partners

No change of name or address of a Partner, no transfer of a Partnership Unit of a Partner and no admission of a substituted Partner in the Partnership shall be effective for the purposes of this Agreement until all reasonable requirements as determined by the General Partners with respect thereto have been met and until such change, transfer, substitution or addition is duly reflected in an amendment to the Record prepared and recorded as may be required by the Act. The names and addresses of the Partners as reflected from time to time in the Record, as from time to time amended, shall be conclusive as to such facts for all purposes of the Partnership.

3.12 Notice of Change to Majority General Partner

No name or address of a Partner shall be changed and no transfer, substitution or addition of a Partnership Unit of a Limited Partner shall be recorded on the Record except pursuant to a notice in writing received by the Majority General Partner.

3.13 Amendment of Record of Partnership upon Notice

Subject to Section 3.11, the Majority General Partner shall, on or before the last Business Day of each calendar quarter, prepare and file or record an amendment to the Record or to any similar document required to be filed or maintained under the Act or under similar legislation in other provinces to reflect as required the receipt of any notice from any Partner requiring the filing or recording of an amendment to such Record or other document.

3.14 Inspection of Register

A Partner, or an agent of a Partner duly authorized in writing, has the right to inspect and make extracts from the Register of Partners or Record during normal business hours and, upon payment of a reasonable fee to the Majority General Partner or Registrar and Transfer Agent, to obtain a copy of the Register of Partners or the Record in accordance with and as required by applicable laws.

3.15 Transfer of Partnership Units

Subject to the prior written consent of the Majority General Partner and to the prior consent of The Toronto Stock Exchange, and subject to the provisions of Sections 3.13, 3.20, 3.22 and 9.4, Partnership Units may be transferred by a General Partner or his or her agent duly authorized in writing to any Person. Such Person shall not be recorded on the Register as the holder of the Partnership Units so transferred nor, if such Person is not a Partner, be entitled to become a Partner unless such Person has delivered to the Majority General Partner a Transfer Form completed and executed in a manner acceptable to the Majority General Partner.

The Majority General Partners has the right to deny the transfer of Partnership Units including, without limitation, any transfer to a Non-Resident or a partnership that is not a "Canadian partnership" within the meaning of the Tax Act and the right to deny the transfer of Partnership Units where the transferee has made the borrowings described in Section 2.6(b)(iii). No such Person will become a General Partner until all filings and recordings required by the Act and this Agreement have been duly made. Any transfer of a Partnership Unit shall be at the expense of the transferee (provided however that the Partnership shall be responsible for all costs in relation to the preparation of any amendment to the Record and similar documents in other jurisdictions). No transfer of a Partnership Unit shall relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective. Where the transferee complies with the provisions aforesaid and is entitled to become a General Partner pursuant to the provisions hereof, subject to Section 3.11 the Majority General Partner shall be authorized to admit the transferee to the Partnership as a Partner and the Partners hereby consent to the admission of, and will admit, the transferee to the Partnership as a General Partner, without further act of the Partners (other than as may be required by law). The Majority General Partner shall have the right to delay until the Business Day prior to a record date for any distribution to Partners or December 31 in any year the registration of a transfer of Partnership Units and has the right to delay until after December 31 or the record date for any distribution to the Partners, the registration of any transfer of Partnership Units received within 5 Business Days prior to such date. No transfer of Partnership Units shall be accepted by the Majority General Partner more than 15 days after the sending of a notice of dissolution under Section 11.3(e).

3.16 Exchange of Class C Units

Holders of Class C Units are entitled to exchange their Class C Units in consideration for Class B Units and/or cash pursuant to and subject to the terms and conditions set out in the Exchange Agreement. The Exchange Agreement is hereby incorporated by reference into this Agreement to the extent that it provides for this exchange right and is, to such extent, deemed to be a part of this Agreement for all purposes.

3.17 Form of Transfer

The Transfer Form shall be signed by the transferor (whose endorsement thereon shall be guaranteed by a Canadian chartered bank, a trust company qualified to carry on business in the Province of Ontario, a member of The Investment Dealers Association of Canada or a member of The Toronto Stock Exchange or TSX Venture Exchange) and by the transferee and shall be accompanied by the certificate(s), if any, issued by the Partnership representing the

Partnership Units to be transferred. The Majority General Partner shall, to the extent that it and The Toronto Stock Exchange consents to the transfer, execute the consent on the Transfer Form.

3.18 Additional Documentation on Transfer

If a transferor of Partnership Units is a firm or a corporation, or purports to assign such Partnership Units in any representative capacity, or if an assignment results from the death, mental incapacity or bankruptcy of a Partner or is otherwise involuntary, the transferor or his or her legal representative shall furnish to the Majority General Partner such documents, certificates, assurances, court orders and other instruments as the Majority General Partner may reasonably require to effect the said transfer and assignment.

3.19 Amendment of Declaration or Record

The Majority General Partner shall from time to time in accordance with this Agreement effect filings, recordings, registrations and amendments to the Record and the Declaration and to such other documents and at such places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the membership of the Partnership, transfers of Partnership Units and dissolution of the Partnership as herein provided and to constitute a transferee as a Partner.

3.20 Non-Recognition of Trusts or Beneficial Interests

Partnership Units may be held by nominees on behalf of the beneficial owners thereof. Notwithstanding the foregoing, but subject to Section 3.9, except as required by law, no Person will be recognized by the Partnership or any Partner as holding any Partnership Unit in trust, and the Partnership and Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future or partial interest in any Partnership Unit or in any fractional part of a Partnership Unit or any other rights in respect of any Partnership Unit except an absolute right to the entirety of the Partnership Unit in the Partner shown on the Record as holder of such Partnership Unit.

3.21 Incapacity, Death, Insolvency or Bankruptcy

Where a Person becomes entitled to Partnership Units on the incapacity, death, insolvency, or bankruptcy of a Partner, or otherwise by operation of law, in addition to the requirements of Sections 3.11, 3.12, 3.15, 3.16, and 3.17 such entitlement will not be recognized or entered into the Record until such Person:

(a) has produced evidence satisfactory to the Majority General Partner of such entitlement;

(b) has agreed in writing to be bound by the terms of this Agreement and to assume the obligations of a Partner under this Agreement; and

(c) has delivered such other evidence, approvals and consents in respect to such entitlement as the Majority General Partner may require and as may be required by law or by this Agreement.

3.22 No Transfer of Fractions

No transfer of a fraction of a Partnership Unit may be made or will be accepted or entered into the Record.

3.23 No Transfer upon Dissolution

No transfer of Partnership Units may be made or will be accepted or entered into the Record after the occurrence of any of the events set forth in Section 11.1.

3.24 Pledge of Partnership Units

Notwithstanding Section 3.19, a Partner may pledge or hypothecate Partnership Units held by him or her as security for a loan to, or an obligation of, the Partner and, if the Partnership Units are so pledged or hypothecated, the Majority General Partner will, upon receipt by the Majority General Partner of a written request from the Partner, deliver a written acknowledgment to the Person specified by the Partner in the written request acknowledging the pledge or hypothecation and confirming that, upon receipt by the Majority General Partner of a written order from such Person setting forth an address for service, all distributions by the Partnership in respect of the Partnership Units following the receipt by the Majority General Partner of the written order will be made to such Person at the address set forth therein until such Person delivers a release of the acknowledgment to the Majority General Partner; and the Partner, by delivering the written request to the Majority General Partner, hereby authorizes the Majority General Partner to make, and consents to the making of, all such distributions pursuant to the written order.

3.25 Subdivision or Consolidation of Partnership Units

The General Partners may at any time subdivide or consolidate the Partnership Units on such basis as the General Partners in their discretion may determine. After any subdivision or consolidation, the General Partners shall give to each Partner such notice thereof as the Majority General Partner in its discretion may consider reasonable in the circumstances.

Where the consolidation or subdivision of Partnership Units into whole Partnership Units of a different value results in a fraction of a Partnership Unit, a Partner will not be entitled to be entered in the Record or the Register in respect of the fraction of a Partnership Unit or to receive a certificate therefor, or to receive cash in lieu of the issue of a fraction of a Partnership Unit.

3.26 Offers for Units

(a) In this Section:

(i) "**Dissenting Unitholder**" means a Partner who does not accept an Offer referred to in Section (b)

(ii) "**Offer**" means an offer to acquire outstanding Units and Class B Units, where, as of the date of the offer to acquire, the aggregate Units and Class B Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units and Class B Units;

(iii) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, who make an offer to acquire Units and Class B Units;

(iv) "**Offeror's Notice**" means the notice described in Section (c);

(v) "**Offeror's Units**" means the Units and Class B Units beneficially owned, or over which control or direction is exercised, on the date of the Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror;

(vi) "**Unitholder**" means holders of Units or Class B Units.

(b) If an Offer for all of the outstanding Units and Class B Units (other than Units and Class B Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) Within the time provided in the Offer for its acceptance, the Offer is accepted by holders of Units and holders of Class B Units representing at least 90% of the aggregate outstanding Units and Class B Units, other than the Offeror's Units;

(ii) The Offeror is bound to take up and pay for, or has taken up and paid for the Units and Class B Units of holders who accepted the Offer; and

(iii) The Offeror complies with Sections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Class B Units held by the Dissenting Unitholders for the same consideration per Class B Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Class B Units held by Dissenting Unitholders pursuant to Section (b), and the Offeror wishes to exercise that right, the Offeror will send by registered mail within 30 days after the date of expiry of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units or Class B Units, other than the Offeror's Class B Units, have accepted the Offer;

(ii) The Offeror is bound to take up and pay for, or has taken up and paid for, the Units and Class B Units of the Unitholders who accepted the Offer; and

(iii) Dissenting Unitholders must, within 21 days after the date of the sending of the Offeror's Notice, transfer their respective Class B Units to the Offeror on the terms on which the Offeror acquired the Units and Class B Units of the Unitholders who accepted the Offer.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Section (c) will, within 21 days after the sending of the Offeror's Notice, transfer that Dissenting Unitholder's Class B Units to the Offeror.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section (c), the Offeror will pay or transfer to the Majority General Partner, or to any other Person or Persons as the Majority General Partner may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Section (b).

(f) The Majority General Partner, or any Person(s) directed by the Majority General Partner, will hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Section (e). The Majority General Partner, or that other Person, will deposit the cash in a separate account in a Canadian chartered bank and will place other consideration in the custody of a Canadian chartered bank or similar institution of safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section (c), the Majority General Partner, if the Offeror has complied with Section (e), will:

(i) Do all acts and things and execute and cause to be executed all instruments as in the Majority General Partner's opinion may be necessary or desirable to cause the transfer of the Class B Units of the Dissenting Unitholders to the Offeror;

(ii) Send to each Dissenting Unitholder who has complied with Section (d) the consideration to which that Dissenting Unitholder is entitled under this Section (e);

(iii) Send to each Dissenting Unitholder who has not complied with Section (d) a notice stating that:

(A) The Dissenting Unitholder's Units have been transferred to the Offeror;

(B) The Majority General Partner or some other Person designated in that notice is holding in trust the consideration for the transfer of those Class B Units to the Offeror; and

(C) The Majority General Partner, or that other Person, will send the consideration to the Dissenting Unitholder as soon as practicable after receiving ratification of the transfer of the Dissenting Unitholder's Class BUnits to the Offeror from that Dissenting Unitholder or any other documents as the Majority General Partner, or that other Person may require.

and the Majority General Partner is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror will not be entitled to rely on the provisions of this Section 3.26 unless, concurrent with the communications of the Offer to any Unitholders, a copy of the Offer is provided to the Majority General Partner.

ARTICLE 4
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1 Capital

The capital of the Partnership consists of the aggregate of the Capital Contributions contributed by the Partners and not returned to them.

4.2 Initial Limited Partner Contribution

The Initial Limited Partner has contributed the sum of $20.00 to the capital of the Partnership in full satisfaction of its Capital Contribution and has received one (1) Class A Unit. The Majority General Partner has also contributed the sum of $20.00 to the capital of the Partnership in full satisfaction of its Capital Contribution and has received one (1) Class A Unit. Upon completion of the Acquisition, the Partnership Units issued to the Initial Limited Partner and the Majority General Partner will not be redeemed and the Initial Limited Partners' and the Majority General Partners' Capital Contributions will not be returned. The Majority General Partner confirms that the Initial Limited Partner and the Majority General Partner need not provide a Subscription Agreement in connection with these Partnership Units.

Further, on or about the Closing Date of the Acquisition, or within a reasonable period of time thereafter:

(a) The Initial Limited Partner will contribute approximately $20.00 to the Partnership, (provided that such amount shall be determined and agreed to in the Acquisition Agreement) in consideration for a number of Class A Units equal to the value to the amount so contributed divided by $20; and

(b) FirstPro will contribute the Property in consideration for (i) cash; (ii) the assumption of debt; (iii) the issuance of such number of Class B Units equal to the balance of the value of the Property transferred less all debt assumed divided by $19.85; and (iv) the issuance of such number of Class C Units equal to 40% of the future estimated earn out value of future developments currently contemplated on the property being acquired under the Acquisition divided by $20.10.

Further, the Partnership, the Initial Limited Partner and FirstPro agree to co-operate in the filing of elections under sections 97(2) and 22 of the Tax Act and under section 167 of the *Excise Tax Act*.

4.3 Partner Contributions

The Capital Contribution of each Partner shall be the subscription price for Partnership Units paid by that Partner, provided that the Capital Contribution for Class C Units shall be deemed to be $0.0001.

4.4 Separate Capital Accounts

The Majority General Partner will maintain a separate capital account for each Partner holding Class A Units or Class B Units and will credit the account of a Partner with the Capital Contribution determined for the Partner under Section 4.3 and will debit the account with the amount of any capital contribution actually returned from time to time by the Partnership to the Partner. The interest of a Partner will not terminate by reason of there being a debit or nil balance in the Partner's account. No Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of income or loss attributable to the Partnership Units of any other Limited Partner.

4.5 No Interest on Capital Account

The Partnership will not pay interest on any credit balance of the capital account of a Partner. Except as provided in this Agreement or the Act or similar applicable legislation in Canada, no Partner is required to pay interest to the Partnership on any Capital Contribution returned to the Partner or on any debit balance in his or her capital account.

ARTICLE 5
PARTICIPATION IN PROFITS AND LOSSES

5.1 Expenses of the Partnership

The Partnership will reimburse the General Partners for all direct costs and expenses incurred on the Partnership's behalf by the General Partners in the performance of its duties hereunder, but specifically excluding expenses of any action, suit or other proceedings in which or in relation to which the General Partners are adjudged to be in breach of any duty or responsibility imposed on it hereunder. In addition, the Partnership will reimburse the General Partners for all indirect costs, including general office and administrative expenses, reasonably allocable to the Partnership. The Partnership will be responsible for the payment of any goods and services tax, if any, with respect to fees paid to the General Partners.

5.2 Allocation of Net Income and Loss for Tax Purposes

The Income for Tax Purposes or Loss for Tax Purposes for a given Fiscal Year shall be calculated in accordance with the provisions of the Tax Act and the maximum discretionary deductions available to the Partnership in computing its income shall be claimed to the extent such deductions reduce the taxable income of the Partnership, but not to the extent such deductions would create a loss for purposes of the Tax Act. Such Income for Tax Purposes or Loss for Tax Purposes from each source for that Fiscal Year, and all other items of income, gain, loss, deduction, recapture and credit of the Partnership, which are allocable for the purposes of the Tax Act and other relevant taxing statutes, shall be allocated to the Partners (including, for greater certainty, Partners who become or cease to be Partners during the Fiscal Year of the Partnership) in an amount calculated by multiplying the aggregate amount to be allocated among the Partners by a fraction, the numerator of which is the sum of the cash distributions received by that Partner and the aggregate amount of any loans made by the Partnership to that Partner in lieu of a distribution pursuant to subsection 5.5(d) with respect to that Fiscal Year, and the denominator of which is the total amount of the cash distributions and the aggregate amount of all loans under subsection 5.5(d) made by the Partnership to all Partners with respect to that Fiscal Year. For greater certainty, a cash distribution made by the Partnership to a partner in a year that is used to repay a loan made pursuant to subsection 5.5(d) shall not be included as a cash distribution received by the Partner for the purposes of this section 5.2.

The income or loss of the Partnership for accounting purposes for a given Fiscal Year shall be allocated among the Partners in the same proportion as Income for Tax Purposes or Loss for Tax Purposes is allocated for such Fiscal Year.

5.3 Amount of Income Allocated

The amount of income allocated to a Partner may exceed or be less than the amount of cash distributed by the Partnership to that Partner in respect of a given Fiscal Year.

5.4 Where No Cash Distribution

If, with respect to a given Partnership Fiscal Year, no cash distribution is made by the Partnership to its Partners, the Income for Tax Purposes or Loss for Tax Purposes from each source for that Fiscal Year will be allocated as follows:

(a) as to 0.01%, to the Majority General Partner;

(b) as to 0.01%, to the holders of the Class C Units, pro rata among them in accordance with the number of units held by each such Partner; and

(c) as to the remainder, to the holders of the Class A Units and the Class B units pro rata among them in accordance with the number of units held by each such Partner.

5.5 Distributions

(a) The Partnership will distribute to the Partners whose names appear on the Record on the last day of each month, all of the Distributable Cash available to the Partnership for distribution and such distributions shall be allocated among the partners as follows:

(i) as to 0.01%, to the Majority General Partner;

(ii) as to 0.01%, to the holders of the Class C Units, pro rata among them in accordance with the number of units held by each such Partner;

(iii) to the holders of the Class B Units, such amounts as are necessary such that the amount distributed in respect of each such Partner is equal to the amount that the REIT would have distributed to such Partner if each Class B Unit owned by such Partner were a Unit of the REIT; and

(iv) as to the remaining Distributable Cash, to the holders of the Class A Units, pro rata among them in accordance with the number of units owned by each such Partner.

(b) The Partnership may, in addition, make a distribution at any other time. For greater certainty, distributions that are made after the end of a Fiscal Year, but which are payable on or before the end of that Fiscal Year will be deemed to be distributions with respect to that Fiscal Year for purposes of Article 5.

(c) Notwithstanding Section 5.5(a), distributions to Unitholders' shall be made net of any applicable withholding taxes. Any amount withheld on account of withholding taxes applicable to distributions to the holders of Partnership Units shall be considered to have been distributed to the holders of Partnership Units for the purposes of this Agreement.

(d) Notwithstanding subsection 5.5(a), each Partner may, in lieu of receiving the distributions described above at the time indicated above, choose to be loaned amounts from the Partnership

equal to those amounts which would otherwise have been distributed, and to have the aggregate of all distributions described above made to it on the first Business Day following the end of the Fiscal Year in which such distributions would otherwise have been made. Each loan made in a Fiscal Year will not bear interest and will be due and payable in full on the first Business Day following the end of the Fiscal Year during which the loan was made. Any Person who has received loans in lieu of distributions in a Fiscal Year in which such Person has ceased to be a Partner shall receive distributions on the first Business Day following the end of that Fiscal Year equal to the amount that would otherwise have been distributed to such Person during that portion of the Fiscal Year in which such Person was a Partner. With respect to amounts distributed to a Partner or a person who has ceased to be a Partner at any time after the making of a loan to a Partner pursuant to this subsection (d), the Partner shall be deemed to have irrevocably directed that the amount of any such distribution first be applied to repay loans previously advanced.

(e) The calculation of Distributable Cash will be derived from the audited financial statements of the Partnership in respect of the applicable fiscal year, forthwith following the approval of such financial statements by the Majority General Partner, and will be calculated and adjusted on a monthly basis in a manner consistent with the definition of Distributable Cash.

(f) Distributions payable pursuant to this Section 5.5 will be paid in cash or other immediately available funds. Any payment to a Partner pursuant to this Agreement will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Partner at the Partner's address appearing in the Record, unless such cheque is dishonoured upon presentment. Upon such payment, the General Partners will be discharged from all liability to the Partner in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the General Partners of such loss or destruction, together with such indemnity as the General Partners may reasonably require, the General Partners will issue a replacement cheque to the Partner. Notwithstanding the foregoing, the General Partners, in lieu of forwarding or causing to be forwarded a cheque, may enter into an agreement with a Partner providing for the payment to such Partner of amounts hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein. Any payment of any amount pursuant to such agreement will, notwithstanding any other provision of this Agreement, be valid and binding on the General Partners, the Partnership and the relevant Partner.

5.6 Repayments

If, as determined by the Auditor it appears that any Partner has received an amount under this Article 5 that is in excess of that Partner's entitlement hereunder, the Partner will, promptly upon notice from the Majority General Partner, reimburse the Partnership to the extent of the excess.

5.7 Tax Matters

The Partnership shall be treated as a limited partnership for federal, provincial and municipal income tax and other tax purposes. The Majority General Partner shall prepare, or cause to be prepared, any federal, provincial and municipal tax or information returns required to be filed by the Partnership and all financial statements required by each Partner to enable the filing of any tax or information return which is required to be filed by such Partner.

5.8 Set-off

The Partnership may set off any of its obligations to make distributions to any of the Partners against any liabilities or obligations of such Partners to the Partnership under this Agreement.

5.9 Distribution of Assets

Notwithstanding Section 5.2, where assets of the Partnership are distributed in kind to a Partner and the distribution results in Income for Tax Purposes or Loss for Tax Purposes to the Partnership, for the purposes of computing the Income for Tax Purposes or Loss for Tax Purposes of a Partner, the income or amount shall be allocated to the Partner receiving the distribution, unless the Partners otherwise agree.

ARTICLE 6
WITHDRAWAL AND RETURN OF CAPITAL CONTRIBUTIONS

6.1 Withdrawal

No Partner has the right to withdraw any of his or her Capital Contribution or other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

6.2 Return of Capital Contribution

The General Partners may at any time return all or any portion of the Capital Contributions, subject to Section 3.23, to the Partners of any given class of units in proportion to the number and class of Partnership Units held by each of them.

ARTICLE 7
POWERS, DUTIES AND OBLIGATIONS OF THE GENERAL PARTNERS

7.1 Powers, Duties and Obligations

The General Partners have:

(a) unlimited liability for the debts, liabilities and obligations of the Partnership;

(b) subject to the terms of this Agreement and to any applicable limitations set forth in the Act and similar legislation in Canada, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Partnership; and

(c) the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of the Partnership for and on behalf of and in the name of the Partnership.

An action taken by the General Partners on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

Notwithstanding any other agreement the Partnership and the General Partners may enter into, all material transactions or agreements entered into by the Partnership must be approved by the board of directors of the Majority General Partner. Furthermore, where any material transactions, agreements or disputes are between the Partnership and the Majority General Partner, or any of their Associates or Affiliates (other than the agreements entered into in connection with the formation of the Partnership including the agreements relating to the Acquisition), they must also be approved or addressed by a majority of the Independent Directors of the Majority General Partner. The materiality of any transaction, agreement or dispute shall be determined by the Majority General Partner in its sole discretion.

7.2 Specific Powers and Duties

Subject to the terms of this Agreement and to any applicable limitation set forth in the Act and similar legislation in Canada, the General Partners are authorized and required to manage, control, administer and operate the business and affairs of the Partnership and to represent the Partnership and without limiting the generality of the foregoing, the General Partners will have full power and authority for and on behalf of and in the name of the Partnership to:

(a) execute and carry out all agreements which require execution by or on behalf of the Partnership involving matters or transactions which are within the ordinary course of the Partnership's business, including without limitation, any agreements necessary in connection with the Acquisition (and those agreements may limit the liability of the Partnership to the assets of the Partnership, with the other party to have no recourse to the assets of the General Partners, even if the same results in the terms of the agreement being less favourable to the Partnership);

(b) open and manage bank accounts in the name of the Partnership and spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partners hereunder;

(c) subject to Section 7.3, borrow funds in the name of the Partnership from time to time, from the General Partners, Calloway or their respective Affiliates or Associates, or from any recognized financial institutions selected by it, or from any other person as the General Partners see fit.

(d) mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership now owned or hereafter acquired, to secure any present and future borrowings and related expenses of the Partnership;

(e) manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary thereto (including all measures necessary to obtain and maintain listing of the Partnership Units on a stock exchange) and may, from time to time, in its sole discretion propose combinations with other partnerships, which proposal(s) will be subject to requisite approval by the Partners;

(f) incur all costs and expenses in connection with the Partnership;

(g) employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals or other investment participants with the powers and duties, upon the terms and for the compensation as in the discretion of the General Partners may be necessary or advisable in the carrying on of the business of the Partnership;

(h) engage agents, including any Affiliate or Associate of the General Partners, to assist it to carry out its management obligations to the Partnership or subcontract administrative functions to any person, including or any Affiliate or Associate of the General Partners;

(i) invest cash assets of the Partnership that are not immediately required for the business of the Partnership in short term investments;

(j) act as attorney in fact or agent of the Partnership in disbursing and collecting moneys for the Partnership, paying debts and fulfilling the obligations of the Partnership and handling and settling any claims of the Partnership;

(k) commence or defend any action or proceeding in connection with the Partnership or submit the Partnership to binding arbitration;

(l) file returns or other documents required by any governmental or like authority and, if desirable, register the Partnership as a tax shelter under the Tax Act and maintain such registration;

(m) retain legal counsel, experts, advisers or consultants as the General Partners consider appropriate and rely upon the advice of such Persons;

(n) do anything that is in furtherance of or incidental to the business of the Partnership or that is provided for in this Agreement;

(o) execute, acknowledge and deliver the documents necessary to effectuate any or all of the foregoing or otherwise in connection with the business of the Partnership;

(p) obtain any insurance coverage;

(q) decide in its sole and entire discretion any additional time at which the profits of the Partnership shall be distributed to the Partners and the amount of any such distribution;

(r) decide in its sole and entire discretion any additional time at which distributions shall be made to the Partners and the amount of any such distribution;

(s) determine, subject to generally accepted accounting principles, in its sole and entire discretion, what proportion of a distribution is profits or capital; and

(t) carry out the objects, purposes and business of the Partnership.

No Persons dealing with the Partnership will be required to enquire into the authority of the General Partners to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership. The General Partners shall insert, and cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

> "Calloway Limited Partnership is a limited partnership formed under the *Partnership Act* (Alberta) a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that he or she has contributed or agreed to contribute to its capital and his or her pro rata share of any undistributed income."

7.3 Loans from General Partners

Subject to the limitations contained in Section 7.2(c), the General Partners and their respective Affiliates or Associates may advance or loan to the Partnership funds which may be necessary for the payment of operating expenses and obligations of the Partnership. The rate of interest and any other expenses relative to such advances or borrowings shall not exceed that which the Partnership could obtain from a Canadian chartered bank with respect to similar borrowings.

7.4 Title to Property

The Majority General Partner may hold legal title to any of the assets or property of the Partnership in its name for the benefit of the Partnership.

7.5 Exercise of Duties

The General Partners covenant that they will exercise the powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that they will exercise the degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances.

Furthermore, the General Partners covenant that they will maintain the confidentiality of financial and other information and data which they may obtain through or on behalf of the Partnership the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner, except to the extent that disclosure is required by law or is in the best interests of the Partnership, and it will utilize the information and data only for the business of the Partnership.

7.6 Limitation of Liability

The General Partners are not personally liable for the return of any Capital Contribution of a Partner to the Partnership. Moreover, subject to Section 7.5, notwithstanding anything else contained in this Agreement, neither the General Partners nor their officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partners by this Agreement or by law unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wilful or reckless disregard of the General Partners' obligations under this Agreement.

7.7 Indemnity of General Partners

The Partnership hereby indemnifies and holds harmless the General Partners, their officers, directors, shareholders, employees or agents from and against all costs, expenses, damages or liabilities suffered or incurred by reason of the acts, omissions or alleged acts or omissions arising out of the activities of the General Partners on behalf of the Partnership or in furtherance of the interests of the Partnership, but only if the acts, omissions or the alleged acts or omissions on which the actual or threatened action, proceeding or claim are based were believed by the General Partners to be within the scope of the authority conferred by this Agreement and were not performed or omitted fraudulently or in bad faith and are not attributable to fraud, bad faith, wilful misfeasance or the reckless disregard of such obligations of the General Partners. Any indemnification pursuant to this Section 7.7 will be made only out of the assets of the Partnership.

7.8 Indemnity of Partnership

The General Partners hereby indemnify and hold harmless the Partnership and each Partner from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or such Partners by reason of an act of wilful misconduct or gross negligence by the Partners or of any act or omission not believed by the General Partners in good faith to be within the scope of the authority conferred on the General Partners by this Agreement.

7.9 Restrictions upon the General Partners

The General Partners' power and authority do not extend to any powers, actions or authority enumerated in Section 9.17 unless and until the requisite Extraordinary Resolution is passed by the Partners. The General Partners will not:

(a) co-mingle the funds of the Partnership with the funds of the General Partners or any of their Affiliates or Associates or with the funds of any other Person;

(b) dissolve the affairs of the Partnership except in accordance with the provisions of Article 11 hereof;

(c) except in accordance with Section 11.3 effect a bulk sale of the assets of the Partnership; or

(d) assign, transfer or otherwise dispose of their entire interest in the Partnership as a General Partner other than to an Affiliate without the approval of the Limited Partners or as contemplated in the Exchange Agreement.

7.10 Employment of an Affiliate or Associate

The General Partners may employ or retain Affiliates or Associates of the General Partners on behalf of the Partnership to provide goods or services to the Partnership provided that the costs of such goods or services are reasonable and competitive with the costs of similar goods and services provided by independent third parties.

7.11 Removal of the Majority General Partner

(a) Upon the passing of any resolution of the directors or shareholders of the Majority General Partner requiring or relating to the bankruptcy, dissolution, liquidation or winding-up or the making of any assignment for the benefit of creditors of the Majority General Partner, or upon the appointment of a receiver of the assets and undertaking of the Majority General Partner, or upon the Majority General Partner failing to maintain its status under Section 2.6(a) hereof, the Majority General Partner shall cease to be qualified to act as the Majority General Partner hereunder and shall be deemed to have been removed thereupon as the Majority General Partner of the Partnership and a new Majority General Partner shall, in such instances, be appointed by the Partners by an Ordinary Resolution within 180 days of receipt of written notice of such event (which written notice shall be provided by the Majority General Partner forthwith upon the occurrence of such event) provided that the Majority General Partner shall not cease to be the Majority General Partner until the earlier of (i) the appointment of a new Majority General Partner and (ii) the expiry of the 180 day period.

(b) The Partners may at any time remove for cause the Majority General Partner and substitute another Person as the new Majority General Partner in its stead by an Extraordinary Resolution, but only if the Majority General Partner is in default of its obligations under this Agreement and such default has continued for more than 60 days after notice to the Majority General Partner of such default. The Partners shall appoint, concurrently with the removal of the Majority General Partner, a replacement Majority General Partner which shall assume all the responsibilities and obligations of the Majority General Partner under this Agreement.

7.12 Voluntary Change of Majority General Partner

The Majority General Partner may resign on not less than 180 days' written notice thereof to the Partners and such resignation shall become effective upon the earlier of the appointment of a new Majority General Partner by the Partners pursuant to an Ordinary Resolution or the last day of such 180 day period provided that the Majority General Partner will not resign if the effect would be to dissolve the Partnership. The Majority General Partner may withdraw its resignation at any time prior to the effective date of the resignation upon written notice to the Partners.

7.13 Condition Precedent

As a condition precedent to the resignation or removal of the Majority General Partner, the Partnership shall pay all amounts payable by the Partnership to the Majority General Partner pursuant to this Agreement accrued to the date of resignation or removal subject to any claims or liabilities of the Majority General Partner to the Partnership.

7.14 Transfer to New Majority General Partner

On the admission of a new Majority General Partner to the Partnership on the resignation or removal of the Majority General Partner, the resigning or retiring Majority General Partner will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new Majority General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

7.15 Transfer of Title to New Majority General Partner

On the resignation or removal of the Majority General Partner and the admission of a new Majority General Partner, the resigning or retiring Majority General Partner will, at the cost of the Partnership, transfer title to the Partnership's property to such new Majority General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

7.16 Release by Partnership

On the resignation or removal of the Majority General Partner, the Partnership will release and hold harmless the Majority General Partner resigning or being removed, from any costs, expenses, damages or liabilities suffered or incurred by the Majority General Partner as a result of or arising out of events which occur in relation to the Partnership after such resignation or removal.

7.17 New Majority General Partner

A new Majority General Partner shall not be a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada) or a Non-Resident and will become a party to this Agreement by signing a counterpart hereof and will agree to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of the Majority General Partner hereunder as and from the date the new Majority General Partner becomes a party to this Agreement.

7.18 Resolution of Conflicts of Interest

(a) Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest arises between any of the Majority General Partner and it Affiliates, on the one hand, and the Partnership or any Partner on the other hand, any resolution or course of action in respect of that conflict of interest will be permitted and deemed approved by all Partners and will not constitute a breach of this Agreement, or any standard of care or duty stated or implied by law, if the resolution or course of action is a fair and reasonable to the Partnership. In connection with a resolution of any conflict of interest, the Majority General Partner is authorized to and will consider:

(i) the relative interests of all parties involved in the conflict or affected by the action including the interests of the Majority General Partner and its Associated and Affiliates and the shareholders of the Majority General Partner and their respective Associates and Affiliates;

(ii) any customary or accepted industry practices;

(iii) generally accepted accounting principles applied on a consistent basis; and

(iv) the intention of the Majority General Partner and its Associates and Affiliates that the Partnership be their principal vehicle for owning and operating the Assets.

Nothing contained in this section will be construed to require the Majority General Partner to consider the interests of any person other than the Partnership.

(b) In the event of:

(i) a dispute, claim, action, cause of action or similar proceeding, whether actual, threatened or potential (a "Related Party Issue") involving the Partnership on one hand and the Majority General Partner or Associates or Affiliates of the Majority General Partner on the other hand (including, without limitation, pursuant to this Agreement or the Acquisition);

(ii) a Related Party Issue involving the Associates or Affiliates of the Majority General Partner on the one hand and a third party on the other in which the interests of the Partnership differ from the interest of the Associates or Affiliates of the Majority General Partner; or

(iii) a Related Party Issue involving the Partnership on the one hand and a third party on the other in which the interests of the Partnership differ from the interest of the Associates or Affiliates of the Majority General Partner,

the Majority General Partner will form an independent committee of its board of directors, which independent committee will have the authority to bind the Majority General Party in it capacity as the general partner of the Partnership in respect of the Related Party Issue. The independent committee will have the authority to retain, at the expense of the Partnership, independent legal counsel and any other advisors as it deems necessary or advisable in connection with the resolution of the Related Party Issue.

7.19 Other Matters Concerning the General Partners

(a) The General Partners may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partners may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted in reliance upon the opinion (including, without limitation, an opinion of counsel) of any of those Persons as to matters that the General Partners reasonably believes to be within that Person's professional or expert competence will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

(c) The General Partners have the right, in respect of any of its power, authority or obligations under this Agreement, to act through any of its duly authorized officers.

(d) Any standard of care or duty imposed under the Act or any applicable law will be modified, waived or limited as required to permit the General Partners to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the power or authority prescribed in this Agreement, so long as that action is reasonably believed by the General Partners to be in, or not opposed to, the best interest of the Partnership.

7.20 Transfer of Majority General Partner Interest

Subject to Section 7.17, the Majority General Partner may, without the approval of the Partners transfer all, but not less than all, of its Majority General Partner interest in the Partnership:

(a) to an Affiliate of the Majority General Partner;

(b) in connection with the Majority General Partner's merger or amalgamation with or into another entity; or

(c) to the purchaser of all or substantially all of its assets,

provided that, in all cases, the transferee assumes the rights and duties of the Majority General Partner and agrees to be bound by the provisions of this Agreement.

ARTICLE 8
FINANCIAL INFORMATION

8.1 Books and Records

(a) The General Partners will keep or cause to be kept on behalf of the Partnership during the duration of the Partnership and for a period of at least six years thereafter, at the principal place of business of the Partnership, books of proper and complete accounts, records and registers of the business and affairs of the Partnership. Such books, records and registers will be kept available for inspection and audit by a Partner or his or her authorized representative at such Partner's expense, during normal business hours at the office of the Partnership, but a Partner may not have access to any information of the Partnership which, in the reasonable opinion of the General Partners, should be kept confidential in the interests of the Partnership.

(b) The General Partners will forward to the Partners all reports and financial statements which may be required under applicable securities legislation and, after the end of each Fiscal Year, an annual report containing audited financial statements of the Partnership together with the auditors' report thereon.

8.2 Income Tax Information

The General Partners will send or cause to be sent to each Person who is a Partner at the end of a Fiscal Year or at the date of dissolution of the Partnership by the 15th day of March of the following year or within 60 days of dissolution, as the case may be, or within such other shorter period as may be required by applicable law, all information, in suitable form, relating to the Partnership necessary for such Person to prepare his or her Canadian Federal and Provincial income tax returns. The General Partners shall file, on behalf of itself and the Partners, annual Partnership information returns and any other information returns required to be filed under the Tax Act and any other applicable tax legislation in respect of the Partnership.

8.3 Accounting Policies

The General Partners are authorized to establish from time to time accounting policies with respect to the financial statements of the Partnership and to change from time to time any policy that has been so established so long as such policies are consistent with the provisions of this Agreement and with generally accepted accounting principles in Canada.

8.4 Appointment of Auditor

If the General Partners, in their sole and unfettered discretion, determine at any time that it is in the best interest of the Partnership to retain an Auditor to report on the financial statements of the Partnership for any particular period, the General Partners will, on behalf of the Partnership, select the Auditor on behalf of the Partnership to review and report to the Partners upon such financial statements of the Partnership and to advise upon and make determinations with regard to financial questions relating to the Partnership or required by this Agreement to be determined by the Auditor. Otherwise, the Partnership shall dispense with the appointment of an Auditor and references in this agreement to the Auditor, or of actions to be taken by the Auditor, shall be of no force and effect.

8.5 Financial Information

The General Partners shall, at the expense of the Partnership, furnish to each Partner with each distribution a statement showing the aggregate distribution to all Partners and the distribution on a per Partnership Unit basis together with the calculation of such amounts and all the reports and financial statements which may be required by applicable securities legislation and within the periods provided therein.

ARTICLE 9
MEETINGS OF THE PARTNERS

9.1 Requisitions of Meetings

The Majority General Partner may call a general meeting of Partners at such time and place as it deems appropriate in its absolute discretion for the purpose of considering any matter set forth in the notice of meeting. In addition, where not less than 25% of the aggregate outstanding Class A Units and Class B Units in number (the "Requisitioning Partners") give notice signed by each of them to the Majority General Partner, requesting a meeting of the Partners, the Majority General Partner shall, within 60 days of receipt of such notice, convene such meeting, and if it fails to do so, any Requisitioning Partner may convene such meeting by giving notice in accordance with this Agreement. Every meeting of Partners, however convened, will be conducted in accordance with this Agreement.

9.2 Place of Meeting

Every meeting of Partners shall be held in the Municipality of Calgary, Alberta or at such other place in Canada as the Majority General Partner (or Requisitioning Partners, if the Majority General Partner fails to call such meeting in accordance with Section 9.1) may designate.

9.3 Notice of Meeting

Notice of any meeting of Partners will be given to each Partner holding Class A Units and Class B Units not less than 21 days (but not more than 60 days) prior to such meeting, and will state:

(a) the time, date and place of such meeting; and

(b) in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Partner to make a reasoned decision thereon.

Notice of an adjourned meeting of Partners need not be given if the adjourned meeting is held within 14 days of the original meeting. Otherwise, but subject to Section 9.13, notice of adjourned meetings shall be given not less than 10 days in advance of the adjourned meeting and otherwise in accordance with this section, except that the notice need not specify the nature of the business to be transacted if unchanged from the original meeting.

9.4 Record Dates

For the purpose of determining the Partners who are entitled to vote or act at any meeting of Partners or any adjournment thereof, or for the purpose of any other action, the General Partners may from time to time cause the transfer books to be closed for such period, not exceeding 30 days, as the General Partners may determine; or without causing the transfer books to be closed the General Partners may fix a date not more than 60 days prior to the date of any meeting of Partners or other action as a record date for the determination of Partners entitled to vote at such meeting or any adjournment thereof or to be treated as Partners of record for purposes of such other action, and any Person who was a Partner at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he or she has since that date disposed of his or her Partnership Units, and no Partner becoming such after that date shall be a Partner of record for purposes of such action. A Person shall be a Partner of record at the relevant time if the Person's name appears in the Record as amended and supplemented at such time.

9.5 Information Circular

If proxies are solicited from Partners in connection with a meeting of Partners, the Person or Persons soliciting such proxies shall prepare an information circular which shall contain, to the extent that it is relevant and applicable, the information prescribed for information circulars by the *Securities Act* (Alberta).

9.6 Proxies

Any Partner entitled to vote at a meeting of Partners may vote by proxy if the proxy has been received by the Majority General Partner or the chairman of the meeting for verification prior to the time fixed by the Majority General Partner, which time shall not exceed 48 hours, excluding Saturdays and holidays, preceding the meeting, or any adjournment thereof.

9.7 Validity of Proxies

A proxy purporting to be executed by or on behalf of a Partner will be considered to be valid unless challenged at the time of or prior to its exercise. The Person challenging the proxy will have the burden of proving to the satisfaction of the chairman of the meeting that the proxy is invalid and any decision of the chairman concerning the validity of a proxy will be final. Proxies shall be valid only at the meeting with respect to which they were solicited, or any adjournment thereof, but in any event shall cease to be valid one year from their date. A proxy given on behalf of joint holders must be executed by all of them and may be revoked by any of them, and if more than one of several joint holders is present at a meeting and they do not agree which of them is to exercise any vote to which they are jointly entitled, they will for the purposes of voting be deemed not to be present. A proxy holder need not be a holder of a Partnership Unit.

9.8 Form of Proxy

Every proxy will be substantially in the form as may be approved by the Majority General Partner or as may be satisfactory to the chairman of the meeting at which it is sought to be exercised.

9.9 Revocation of Proxy

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Partner giving the proxy or the revocation of the proxy unless written notice of such death, incapacity, insolvency, bankruptcy or revocation shall have been received by the chairman of the meeting prior to the commencement of the meeting.

9.10 Corporations

A Partner which is a corporation may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Partners.

9.11 Attendance of Others

Any officer or director of a General Partner, legal counsel for a General Partner and the Partnership and representatives of the Auditor will be entitled to attend any meeting of Partners. The General Partners have the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Partner. With the approval of the Majority General Partner that Person is entitled to address the meeting.

9.12 Chairman

The General Partners may nominate a Person, including, without limitation, an officer or director of a General Partner, (who need not be a Partner) to be chairman of a meeting of Partners and the person nominated by the General Partners will be chairman of such meeting unless the Partners elect another chairman by Extraordinary Resolution.

9.13 Quorum

A quorum at any meeting of Partners will consist of two or more Partners present in person or by proxy. If, within half an hour after the time fixed for the holding of such meeting, a quorum for the meeting is not present, the meeting:

(a) if called by or on the requisition of Partners other than a General Partner, will be terminated; and

(b) if called by the General Partners, will be reconvened to a new meeting date selected by the chairman. If the chairman selects a new meeting date that is less than thirty days after the original meeting date it shall not be necessary to give any further notice of the reconvened meeting. If the chairman selects a new meeting date that is more than thirty days after the original meeting date, notice of the reconvened meeting shall be given to each Partner as provided by Section 9.3. At such reconvened meeting, the quorum will consist of the Partners then present in person or represented by proxy.

9.14 Voting

Every question submitted to a meeting of Partners:

(a) which requires an Extraordinary Resolution under this Agreement will be decided by a poll; and

(b) which does not require an Extraordinary Resolution will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Partner, in which case a poll will be taken;

and in the case of an equality of votes, the chairman will not have a casting vote and the resolution will be deemed to be defeated. The chairman will be entitled to vote in respect of any Class A Units or Class B Units held by him or her or for which he or she may be a proxyholder. On any vote at a meeting of Partners, a declaration of the chairman concerning the result of the vote will be conclusive.

On a poll, each Person present at the meeting will have 5 votes for each Class A Unit and one vote for each Class B Unit in respect of which he or she is shown on the Record as the Partnership Unit holder at the record date and for each Partnership Unit in respect of which he or she is the proxyholder. Each Partner present at the meeting and entitled to vote thereat will have 5 votes for each Class A Unit and one vote for each Class B Unit on a show of hands. If Partnership Units are held jointly by two or more persons and only one of them is present or represented by proxy at a meeting of Unitholders, such Unitholder may, in the absence of the other or others, vote with respect thereto, but if more than one of them is present or represented by proxy, they shall vote together on the whole Partnership Units held jointly.

The Majority General Partner, as such, shall be entitled to one vote on any poll or on a show of hands at any meeting of Partners.

9.15 Poll

A poll requested or required will be taken at the meeting of Partners or an adjournment of the meeting in such manner as the chairman directs.

9.16 Powers of Limited Partners; Resolutions Binding

The Limited Partners shall have only the powers set forth in this Agreement and any additional powers provided by law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs, executors, administrators, successors and assigns, whether or not any such Partner was present in person or represented by proxy or voted against any resolution so passed.

9.17 Powers Exercisable by Extraordinary Resolution

The following powers shall only be exercisable by Extraordinary Resolution passed by the Partners:

(a) dissolving the Partnership, except as otherwise provided for under Section 11.1;

(b) removing the Majority General Partner and electing a new Majority General Partner as provided in Section 7.11(b);

(c) waiving any default on the part of the Majority General Partner on such terms as the Partners may determine;

(d) amending, modifying, altering or repealing any Extraordinary Resolution previously passed by the Partners;

(e) amending this Agreement pursuant to Section 12.1 or Section 12.2 in accordance with the provisions thereof;

(f) requiring the General Partners on behalf of the Partnership to enforce any obligation or covenant on the part of any Partner; and

(g) electing the chairman of a meeting of Partners as provided in Section 9.12.

9.18 Conditions to Action by Partners

The right of the Partners to vote to amend this Agreement, to dissolve the Partnership or to remove the Majority General Partner and to admit a replacement therefor or to exercise any of the powers set forth in Section 9.17 or to approve or initiate the taking of, or take, any other action at any meeting of Partners shall not come into existence or be effective in any manner unless and until, prior to the exercise of any such right or the taking of any such action, the Partnership has received an opinion of counsel advising the Limited Partners (at the expense of such Limited Partners) as to the effect that the exercise of such rights or the taking of such actions may have on the limited liability of any Limited Partners other than those Limited Partners who have initiated such action, each of whom expressly acknowledges that the exercise of such right or the taking of such action may subject each of such Limited Partners to liability as a general partner under the Act or similar legislation in Canada.

9.19 Minutes

The General Partners will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all such minutes and all resolutions of the Partners consented to in writing to be made and entered in books to be kept for that purpose. Any minutes of a meeting signed by the chairman of the meeting will be deemed evidence of the matters stated in them and such meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

9.20 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partners.

9.21 Signed Instruments

Any action which may be taken or any powers which may be exercised by the Partners at a meeting may also be taken or exercised, in the case of matters which must be approved by Extraordinary Resolution, by a resolution in writing signed by Partners who hold at least 66 2/3% of the Partnership Units and, in the case of matters which must be approved by Ordinary Resolution, by a resolution in writing signed by Partners who hold more than

50% of the Partnership Units. Notice of any written resolution passed in accordance with this Section 9.21 shall be given by the General Partners to all Partners within 30 days of the date on which the resolution was passed.

9.22 Class C Units

Notwithstanding anything else herein contained, no holder of Class C Units shall have any voting rights at any meeting of the Partners.

ARTICLE 10
NOTICES

10.1 Address

Any notice or other written communication which must be given or sent under this Agreement shall be given by first-class mail or personal delivery to the address of the Majority General Partner and Partners as follows: in the case of the Majority General Partner, to: c/o Calloway GP Inc., 310, 855 – 8th Avenue SW, Calgary, Alberta T2P 3P1; and in the case of Partners: to the postal address inscribed in the Record, or any other new address following a change of address in conformity with Section 10.2.

10.2 Change of Address

A Partner may, at any time, change his or her address for the purposes of service by written notice to the Majority General Partner which shall forthwith notify the Registrar and Transfer Agent, if different from the Majority General Partner. The Majority General Partner may change its address for the purpose of service by written notice to all the Partners.

10.3 Accidental Failure

An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such notice was or was intended to be given.

10.4 Disruption in Mail

In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth Business Day following full resumption of the Canadian postal service.

10.5 Receipt of Notice

Subject to Section 10.4, notices given by first-class mail shall be deemed to have been received on the third Business Day following the deposit of such notice in the mail and notices given by delivery shall be deemed to have been received on the date of their delivery.

ARTICLE 11
DISSOLUTION AND LIQUIDATION

11.1 Events of Dissolution

The Partnership shall follow the procedure for dissolution established in Section 11.3 upon the occurrence of any of the following events or dates:

(a) the removal or deemed removal of the Majority General Partner unless the Majority General Partner is replaced as provided in Sections 7.11 or 7.12; or

(b) the passage of an Extraordinary Resolution approving the dissolution of the Partnership.

11.2 No Dissolution

The Partnership shall not come to an end by reason of the death, bankruptcy, insolvency, mental incompetence or other disability of any Partner or upon transfer of any Partnership Units.

11.3 Procedure on Dissolution

Upon the occurrence of any of the events set forth in Section 11.1, the Majority General Partner (or in the event of an occurrence specified in Section 11.1(a), such other Person as may be appointed by Ordinary Resolution of the Partners) shall act as a receiver and liquidator of the assets of the Partnership and shall:

(a) sell or otherwise dispose of such part of the Partnership's assets as the receiver shall consider appropriate;

(b) pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c) if there are any assets of the Partnership remaining, distribute to the Partners of record on the date of dissolution, subject to Section 3.23, proportionate to the number of Partnership Units held by them, an amount equal to the amount in cash or kind of the Capital Contribution paid in respect of each Partnership Unit held less any amounts of Capital Contribution previously distributed to Partners hereunder;

(d) distribute the remaining assets of the Partnership, if any, to the Partners of record on the date of dissolution in the following order and priority:

(i) as to 0.01% to the Majority General Partner;

(ii) as to 0.01% to the holders of Class C Units pro rata among them in accordance with the number of such units; and

(iii) as to the remainder, to the holders of the Class A Units and Class B Units pro rata among them in accordance with the number of such units; and

(e) file the declaration of dissolution prescribed by the Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of other jurisdictions where the Partnership is registered. In addition, the General Partners shall give prior notice of any dissolution of the Partnership by mailing to each Limited Partner and to the Registrar and Transfer Agent such notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Act.

11.4 Dissolution

The Partnership shall be dissolved upon the completion of all matters set forth in Section 11.3.

11.5 No Right to Dissolve

Except as provided for in Section 11.1, no Limited Partner shall have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets.

11.6 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 11.3 shall have been satisfied.

ARTICLE 12
AMENDMENT

12.1 Power to Amend

Subject to Sections 9.16 and 12.2, this Agreement may be amended only in writing and only with the consent of the Partners given by Extraordinary Resolution provided that:

(a) this Section 12.1 may not be amended without the unanimous written consent of the Partners;

(b) no amendment shall be made to this Agreement which would have the effect of altering the ability of the Partners to remove the Majority General Partner without the consent of the Majority General Partner (other than an amendment to give effect to the removal of the Majority General Partner in accordance with Section 7.11), reducing any Partner's share of the net income of the Partnership, reducing the interest of the Partners in the Partnership, changing the liability of any Partner, allowing any Partner to exercise control over or management of the business of the Partnership, changing the right of a Partner to vote at any meeting, or changing the Partnership from a limited partnership to a general partnership, without the unanimous written consent of the Partners; and

(c) no amendment which would have the effect of adversely affecting the rights and obligations of the General Partners (other than an amendment to give effect to the removal of the Majority General Partner in accordance with Section 7.11 or an amendment to effect a dissolution of the Partnership in accordance with an Extraordinary Resolution passed under Section 11.1(c)) may be made without the consent of the General Partners.

12.2 Amendment by General Partners

Each Partner agrees that the General Partners (pursuant to their powers of attorney from the Partners or as expressly provided in this Agreement), without the approval of any Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection with that amendment, to reflect:

(a) a change in the name of the Partnership or the location of the principal place of business or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that, in the sole discretion of the General Partners, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership which the Limited Partners have limited liability under the applicable laws;

(d) a change that, in the sole discretion of the General Partners, is reasonable and necessary or appropriate to enable Partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws;

(e) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in this Agreement which may be defective or inconsistent with any other provision contained in this Agreement or which should be made to make this Agreement consistent with the disclosure set out in any document offering securities of the Partnership; and

(f) a change that, in the sole discretion of the Majority General Partner does not materially adversely affect the Partners.

12.3 Notice of Amendments

The Majority General Partner shall notify the Partners in writing of the full details of any amendment to this Agreement within 60 days of the effective date of the amendment.

ARTICLE 13
MISCELLANEOUS

13.1 Binding Agreement

Subject to the restrictions on assignment and transfer herein contained, this Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

13.2 Time

Time shall be of the essence hereof.

13.3 Counterparts

This Agreement, or any amendment to it, may be executed in multiple counterparts, each of which will be deemed an original agreement. This Agreement may also be executed and adopted in any Subscription Agreement, Transfer Form or similar instrument signed by a Partner with the same effect as if such Partner had executed a counterpart of this Agreement. All counterparts and adopting instruments shall be construed together and shall constitute one and the same agreement.

13.4 Governing Law

This Agreement and the Schedules hereto shall be governed and construed exclusively according to the laws of the Province of Alberta and the laws of Canada applicable thereto and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

13.5 Severability

If any part of this Agreement is declared invalid or unenforceable, then such part will be deemed to be severable from this Agreement and will not affect the remainder of this Agreement.

13.6 Further Acts

The parties will perform and cause to be performed such further and other acts and things and execute and deliver or cause to be executed and delivered such further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

13.7 Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

13.8 Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than a General Partner) any of the liabilities or obligations of a general partner under the Act, such provision shall be of no force and effect.

13.9 Language of Agreement

The parties to this Agreement have expressly agreed that this Agreement be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent contrat soit rédigé en anglais.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date set out above.

CALLOWAY GP INC.,
as General Partner

By: ______________________

CALLOWAY HOLDINGS TRUST
By: ______________________
David Calnan, solely in his capacity as a trustee of Calloway Holdings Trust and not in his personal capacity, recourse only to the assets of the Trust

CALLOWAY GP INC.,
as agent and attorney for the Limited Partners

By: ______________________

SCHEDULE A

POWER OF ATTORNEY FORM

All capitalized terms contained herein and not otherwise defined have the same meaning as assigned thereto in the Limited Partnership Agreement made as of the 15st day of June, 2005 between CALLOWAY GP INC., a corporation incorporated under the laws of the Province of Alberta, as the Majority General Partner, CALLOWAY HOLDINGS TRUST as Initial Limited Partner and each person who is admitted to the Partnership as a limited partner in accordance with the provisions thereof, as from time to time amended.

The Person who has executed this Form (the "undersigned"), by executing this Form, agrees, as a part of the Acquisition which will result in the undersigned receiving Partnership Units, to be bound as a Partner in the Partnership by the terms of the partnership agreement of the Partnership (the "Partnership Agreement"), as from time to time amended, supplemented or replaced as if the undersigned had personally executed the Partnership Agreement, and hereby ratifies, for all legal purposes, the execution of the Partnership Agreement and all other actions taken on the undersigned's behalf by the Majority General Partner in connection with the Partnership. In addition, the undersigned agrees as follows:

1. In consideration of the Majority General Partner accepting this Form and conditional thereon the undersigned: (a) agrees to be bound as a Partner in the Partnership by the terms of the Partnership Agreement as from time to time amended, supplemented or replaced and in effect and expressly grants the power of attorney given to the Majority General Partner in Section 2.10 thereof; (b) irrevocably nominates, constitutes and appoints the Majority General Partner, with full power of substitution, as his or her agent and true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead to execute, record or file, as and where required, (i) the Partnership Agreement, the Record of Partners maintained by the Majority General Partner and any amendments thereto and any other instruments listed in the Partnership Agreement, and (ii) any tax elections or forms relating to the Partnership, including any election under subsection 97(2) of the *Income Tax Act* (Canada) and, if applicable, the corresponding provision of the *Taxation Act* (Quebec), in respect of the disposition by a security holder as transferor of limited partnership units of a limited partnership in exchange for Partnership Units; and (c) consents to the Majority General Partner, on behalf of the Partnership, applying for orders from relevant securities regulatory authorities exempting it from any requirements (i) to prepare and file with such authorities or forward to the Partners reports and financial statements for the first and third quarters of each fiscal year, and (ii) to hold annual meetings of Partners.

2. The power of attorney granted herein shall survive the transfer, but only to the extent of the obligations of a Partner hereunder, by the Partner, of the whole or any part of the interest of the Partner in the Partnership and may be exercised by the Majority General Partner on behalf of each Partner in executing any instrument necessary or desirable to give effect to such transfer. The undersigned agrees to be bound by any actions made or taken by the Majority General Partner pursuant to this power of attorney and hereby waives any and all causes of action and defences which may be available to negate or disaffirm the action of the Majority General Partner taken in good faith under this power of attorney. The power of attorney granted in this Form is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act* (Ontario), exercisable during a Partner's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this Form shall not terminate any such CPOA executed by the Partner previously and this power of attorney shall not be terminated by the execution by the Partner in the future of a CPOA, and the Partner hereby agrees not to take any action in future which results in the termination of this power of attorney.

3. The undersigned represents and warrants that: (a) he or she has the capacity and competence, and if a corporation, the necessary corporate authority, to enter into the Partnership Agreement and this Form; (b) he or she is not, and is not holding Partnership Units on behalf of, a non-resident of Canada within the

meaning of the *Income Tax Act* (Canada) and if such Partner is itself a partnership, that each of its partners is not a "Non-Resident" within the meaning of the *Income Tax Act* (Canada); (c) he or she has not made any borrowings to finance the acquisition of Partnership Units which are "limited recourse amounts" within the meaning of the *Income Tax Act* (Canada); and (d) he or she shall ensure that his or her status set forth in (b) and the status of any borrowings referred to in (c) shall not be modified and he or she shall not knowingly transfer his or her Partnership Units in whole or in part to a Person who is not able to make these representations and warranties.

4. The undersigned acknowledges that the transferability of Partnership Units is limited as follows. Any transfer of Partnership Units will become effective for the purposes of the Partnership Agreement on the recording of an amendment to the Record of the Partnership, which will be filed or recorded on or before the last Business Day of a calendar quarter in the case of a completed Transfer Form received by the Majority General Partner more than 15 days prior to the end of such calendar quarter, or on or before the last Business Day of the next calendar quarter, in the case of a completed Transfer Form received by the Majority General Partner within 15 days of the end of a calendar quarter.

5. This power of attorney shall continue in respect of the Majority General Partner so long as it is the Majority General Partner of the Partnership, and shall terminate thereafter but shall continue in respect of a new Majority General Partner as if the new Majority General Partner were the original attorney. If the undersigned is a partnership, the undersigned confirms that any authority granted herein, whether by attorney or otherwise, is granted on behalf of such partnership by each of the partners thereof and hereby represents and warrants that the undersigned has the power and authority to execute this Form and to confer such authority hereunder on behalf of each such partner.

6. The undersigned acknowledges that he or she will become a Partner in the Partnership upon the issuance of Partnership Units pursuant to the Acquisition, and upon the registration of such Partnership Units in the name of the Majority General Partner as nominee on the Partner's behalf.

7. All capitalized terms used in this Form have the meaning provided in the Partnership Agreement as from time to time amended, supplemented or replaced unless the context otherwise requires. The undersigned confirms that he or she has requested that this Form, the Partnership Agreement and all related documents be in the English language only. Le cessionnaire confirme avoir exigé que le présent formulaire de transfert, la convention de société en commandite ainsi que tous les documents y afférents, y compris le certificat de parts de la société en commandite, soient en anglais seulement.

8. If the undersigned previously granted a power of attorney with respect to the Partnership, such power of attorney shall be deemed to be revoked upon the granting of this power of attorney.

9. The undersigned hereby acknowledges that the Partnership Agreement and this Power of Attorney will be governed and construed exclusively by the laws of the Province of Alberta and the laws of Canada applicable therein.

______________________________	______________________________
Signature of Partner	Name of Partner (please print)

____
Date

SCHEDULE B

TRANSFER FORM

I, ___________________________, a Partner of Calloway Limited Partnership (the "Partnership") hereby transfer, assign and sell to:

____

(Name of Transferee) (Address)

_____________________________ Partnership Unit(s) registered in my name and constitute the above-named transferee as a substitute Partner to the extent of that number of Partnership Units and I agree to execute and deliver to the Majority General Partner any documents required to effect a valid transfer of the Partnership Units or which are necessary or advisable, in the opinion of the Majority General Partner, to preserve the status of the Partnership as a limited partnership. I agree that the power of attorney previously granted to the Majority General Partner will be effective for the purpose of executing and filing all certificates, amendments and other instruments necessary to give effect to this transfer.

DATED at the city of ___________, in the Province of ________________,
this ________day of __________________, in the year _________.

______________________________ ______________________________

(Guarantor) (Signature of Partner)

____

(Surname) (Given Name) (Please Print)

____

(Address – No Post Office Box)

____

(City, Province, Postal Code)

CONSENT

The transfer is hereby consented to as of _________________________.

CALLOWAY GP INC.

Per: ______________________________

TERMS AND CONDITIONS

1. The signature of the Partner must be guaranteed by a Canadian chartered bank, a trust company qualified to carry on business in a Province of Canada, a member of The Investment Dealers Association of Canada or a member of any recognized Canadian stock exchange.

2. This transfer must be for a whole Partnership Unit or for whole Partnership Units. Transfers of fractional or partial Partnership Units will not be recognized or entered in the register of the Partnership.

3. The undersigned (who is the above-named transferee) hereby accepts this transfer and hereby agrees to be bound, as a party to and as a Partner in the Partnership, by the terms of the Limited Partnership Agreement dated as of June 1, 2005 relating to the Partnership (the "Partnership Agreement"), as from time to time amended, as if the undersigned had executed the Partnership Agreement and hereby ratifies, for all legal purposes, execution of the Partnership Agreement on behalf of the undersigned and all actions taken on behalf of the undersigned pursuant to the Partnership Agreement.

4. The undersigned declares that the undersigned is not an investor who is a person or partnership an interest in which is a "tax shelter investment", or whose interest in the Partnership, if acquired by that investor, would be a "tax shelter investment" in each case within the meaning of the *Income Tax Act* (Canada) or amendments to that act, and the undersigned has the capacity and competence and, if a corporation, it has the necessary corporate authority, to execute this Transfer and Power of Attorney and to enter into the Partnership Agreement.

5. In addition, the undersigned agrees as follows:

(a) In consideration of the Majority General Partner accepting this Form and conditional thereon the undersigned: (a) agrees to be bound as a Partner in the Partnership by the terms of the Partnership Agreement as from time to time amended, supplemented or replaced and in effect and expressly grants the power of attorney given to the Majority General Partner in Section 2.10 thereof; (b) irrevocably nominates, constitutes and appoints the Majority General Partner, with full power of substitution, as his or her agent and true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead to execute, record or file, as and where required, (i) the Partnership Agreement, the Record of Partners maintained by the Majority General Partner and any amendments thereto and any other instruments listed in the Partnership Agreement, and (ii) any tax elections or forms relating to the Partnership, including any election under subsection 97(2) of the *Income Tax Act* (Canada) and, if applicable, the corresponding provision of the *Taxation Act* (Quebec), in respect of the disposition by a security holder as transferor of limited partnership units of a limited partnership in exchange for Partnership Units; and (c) consents to the Majority General Partner, on behalf of the Partnership, applying for orders from relevant securities regulatory authorities exempting it from any requirements (i) to prepare and file with such authorities or forward to the Partners reports and financial statements for the first and third quarters of each fiscal year, and (ii) to hold annual meetings of Partners.

(b) The power of attorney granted herein shall survive the transfer, but only to the extent of the obligations of a Partner hereunder, by the Partner, of the whole or any part of the interest of the Partner in the Partnership and may be exercised by the Majority General Partner on behalf of each Partner in executing any instrument necessary or desirable to give effect to such transfer. The undersigned agrees to be bound by any actions made or taken by the Majority General Partner pursuant to this power of attorney and hereby waives any and all causes of action and defences which may be available to negate or disaffirm the action of the Majority General Partner taken in good faith under this power of attorney. The power of attorney granted in this Form is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act* (Ontario), exercisable during a Partner's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this Form shall not terminate any such CPOA executed by the Partner previously and this power of attorney shall not be terminated by the execution by the Partner in the future of a CPOA, and the Partner hereby agrees not to take any action in future which results in the termination of this power of attorney.

(c) The undersigned represents and warrants that: (a) he or she has the capacity and competence, and if a corporation, the necessary corporate authority, to enter into the Partnership Agreement and this Form; (b) he or she is not, and is not holding Partnership Units on behalf of, a non-resident of Canada within the meaning of the *Income Tax Act* (Canada) and if such Partner is itself a partnership, that each of its partners is not a "Non-Resident" within the meaning of the *Income Tax Act* (Canada); (c) he or she has not made any borrowings to finance the acquisition of Partnership Units which are "limited recourse amounts" within the meaning of the *Income Tax Act* (Canada); and (d) he or she shall ensure that his or her status set forth in (b) and the status of any borrowings referred to in (c) shall not be modified and he or she shall not knowingly transfer his or her Partnership Units in whole or in part to a Person who is not able to make these representations and warranties.

(d) The undersigned acknowledges that the transferability of Partnership Units is limited as follows. Any transfer of Partnership Units will become effective for the purposes of the Partnership Agreement on the recording of an amendment to the Record of the Partnership, which will be filed or recorded on or before the last Business Day of a calendar quarter in the case of a completed Transfer Form received by the Majority General Partner more than 15 days prior to the end of such calendar quarter, or on or before the last Business Day of the next calendar quarter, in the case of a completed Transfer Form received by the Majority General Partner within 15 days of the end of a calendar quarter.

(e) This power of attorney shall continue in respect of the Majority General Partner so long as it is the general partner of the Partnership, and shall terminate thereafter but shall continue in respect of a new Majority General Partner as if the new Majority General Partner were the original attorney. If the undersigned is a partnership, the undersigned confirms that any authority granted herein, whether by attorney or otherwise, is granted on behalf of such partnership by each of the partners thereof and hereby represents and warrants that the undersigned has the power and authority to execute this Form and to confer such authority hereunder on behalf of each such Partner.

(f) The undersigned acknowledges that he or she will become a Partner in the Partnership upon the issuance of Partnership Units pursuant to this form

(g) All capitalized terms used in this Form have the meaning provided in the Partnership Agreement as from time to time amended, supplemented or replaced unless the context otherwise requires. The undersigned confirms that he or she has requested that this Form, the Partnership Agreement and all related documents be in the English language only. Le cessionnaire confirme avoir exigé que le présent formulaire de transfert, la convention de société en commandite ainsi que tous les documents y afférents, y compris le certificat de parts de la société en commandite, soient en anglais seulement.

(h) If the undersigned previously granted a power of attorney with respect to the Partnership, such power of attorney shall be deemed to be revoked upon the granting of this power of attorney.

(i) The undersigned hereby acknowledges that the Partnership Agreement and this Power of Attorney will be governed and construed exclusively by the laws of the Province of Alberta and the laws of Canada applicable therein.

DATED at ____________________, in the Province of ________________________,
this ________ day of ________________, in the year _________.

______________________________	______________________________
(Guarantor)	(Signature of Partner)
	______________________________
	(Surname) (Given Name) (Please Print)
	______________________________
	(Address – No Post Office Box)
	______________________________
	(City, Province, Postal Code)

Note: The signature of the Partner must be guaranteed by a Canadian chartered bank, a trust company qualified to carry on business in a Province of Canada, a member of The Investment Dealers Association of Canada or a member of any recognized Canadian stock exchange.

Schedule A-5

Direction

(To be used where the Partner wishes the Partnership Units the Partner is entitled to receive to be registered in the name of the Partner's dealer or broker firm of the firm's nominees. Please consult with your dealer or broker to confirm the appropriate name and address to be inserted below.)

To: ____

(Insert name of dealer or broker firm or the firm's nominees)

____

(Insert address of dealer or broker firm of the firm's nominees)

Re: Calloway Limited Partnership (the "Partnership")

Enclosed is a Transfer and Power of Attorney Form in respect of partnership units (the "Partnership Units") which I have acquired. The Transfer and Power of Attorney Form has been signed by me, with signature guaranteed, but with the name and address of the transferee left blank. I have directed the Partnership to deliver to you the Partnership Units to be issued to me so that you may seek the re-registration of those Partnership Units in your name or in the name of your nominee (including The Canadian Depository for Securities Limited).

Your are hereby directed to insert your name and address or the name and address of your nominee on the Transfer and Power of Attorney Form in the section to be completed by the transferor, to complete the section to be completed by the transferee and to deliver the properly completed Transfer and Power of Attorney Form to Computershare Trust Company of Canada, the registrar and transfer agent of the Partnership Units, to re-register my Partnership Units in your name (or that of your nominee) so that you (or your nominee) will hold the Partnership Units on my behalf on the basis that I remain the beneficial owner of the Partnership Units.

DATED at ______________________, in the Province of ________________,
this ________ day of __________________, in the year _________.

______________________________ (Guarantor)

______________________________ (Signature of Partner)

____
(Surname) (Given Name) (Please Print)

____
(Address – No Post Office Box)

____
(City, Province, Postal Code)

Note: The signature of the Partner must be guaranteed by a Canadian chartered bank, a trust company qualified to carry on business in a Province of Canada, a member of The Investment Dealers Association of Canada or a member of any recognized Canadian stock exchange.

DATED AS OF SEPTEMBER 22, 2005

CALLOWAY REAL ESTATE INVESTMENT TRUST

and

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE


RECEIVED

S:\15000-15999\15203\Trust Indenture (execution copy).DOC

TABLE OF CONTENTS

THIS TRUST INDENTURE made as of September 22, 2005

B E T W E E N:

CALLOWAY REAL ESTATE INVESTMENT TRUST, a trust constituted under the laws of Alberta pursuant to an amended and restated declaration of trust dated as of July 7, 2005 (the **"Fund"**)

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada (the **"Indenture Trustee"**)

OF THE SECOND PART

RECITAL:

A. The Fund considers it desirable for its purposes to create and issue Debt Securities from time to time in the manner provided in this Indenture.

NOW THEREFORE THIS INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Indenture and the Debt Securities, the following terms have the following meanings.

"Adjusted Unitholders' Equity" of the Fund, at any time, means the aggregate of the amount of unitholders' equity of the Fund and the amount of accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets and liabilities recorded on the acquisition of income properties, recorded in the books and records of the Fund at such time, calculated in accordance with generally accepted accounting principles.

"Affiliate" of any Person means an affiliated company of such Person, such term having the meaning attributed to it in the *Securities Act* (Ontario) and, in the case of the Fund, the meaning shall be read as through the Fund were a company.

"Business Day" means any day, other than Saturday, Sunday, any statutory holiday in Toronto, Ontario or any day on which the Indenture Trustee is closed for business in Toronto, Ontario.

"Capital Lease Obligation" of any Person means the obligation of such Person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be

classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such Person in accordance with generally accepted accounting principles.

"CDS" means The Canadian Depository for Securities Limited and its successors.

"Change of Control" has the meaning attributed to it in Section 13.01.

"Coupon Debt Securities" means Debt Securities which are issued and certified under this Indenture with interest coupons attached.

"Coupons" means the interest coupons attached or appertaining to Coupon Debt Securities.

"Debt Account" means the account or accounts required to be established by the Fund and maintained by and subject to the control of the Indenture Trustee for each series of Debt Securities pursuant to Section 2.09.

"Debtholders" or "holders" means the Persons for the time being entered in the Register as registered holders of Debt Securities payable to a named payee or any transferees of such Persons by endorsement or delivery and the Persons for the time being in possession of those Debt Securities which are in bearer form.

"Debtholders' Request" means, in respect of a particular series of Debt Securities, an instrument signed in one or more counterparts by the holder or holders of not less than 25% of the aggregate principal amount of the outstanding Debt Securities of such series or, in respect of all Debt Securities, an instrument signed in one or more counterparts by the holders of not less than 25% of the aggregate principal amount of all outstanding Debt Securities, in each case requesting the Indenture Trustee to take the action or proceeding specified therein.

"Debt Securities" means the unsecured debt securities of the Fund issued and certified from time to time pursuant to this Indenture either in registered form, unregistered form or registered as to principal only and includes Coupon Debt Securities, Fully Registered Debt Securities, Global Debt Securities, Registered Debt Securities and Unregistered Debt Securities.

"Event of Default" has the meaning attributed to it in Section 7.01.

"Extraordinary Resolution" means, for any series of Debt Securities, a resolution passed as an Extraordinary Resolution by the affirmative votes of the holders of not less than 66⅔%, or in the case of Section 9.09(2), 75%, of the outstanding aggregate principal amount of such series of Debt Securities represented and voting on a poll at a meeting of Debtholders of such series duly convened and held in accordance with the provisions of this Indenture, or an instrument in writing signed in accordance with Section 9.10.

"Fully Registered Debt Securities" means Debt Securities without Coupons which are registered as to principal and interest.

"Fund" includes any successor of Calloway Real Estate Investment Trust which has complied with the provisions of Article 10.

"generally accepted accounting principles" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date hereof.

"Global Debt Securities" means Debt Securities represented in the form of fully registered global Debt Securities held by, or on behalf of, CDS.

"**Guarantee**" means a guarantee in the form attached hereto as Schedule "B".

"**Guarantors**" means Calloway Holdings Trust, Calloway Real Estate Investment Trust Inc., Calloway Financial Inc. and Calloway GP Inc. and Calloway Limited Partnership, or any successors thereto, together with any Subsidiary that becomes a Wholly-Owned Material Subsidiary of the Fund after the date hereof.

"Indebtedness" of any Person means (without duplication), on a consolidated basis, (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person, and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such Person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude (i) trade accounts payable, (ii) distributions payable to unitholders, (iii) accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith, (iv) indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, (v) intangible liabilities and (vi) deferred revenues, all of which will be deemed not to be Indebtedness for the purposes of this definition.

"Indenture Trustee" means Computershare Trust Company of Canada in its capacity as Indenture Trustee under this Indenture and its successors and permitted assigns in such capacity.

"Interest Payment Date" means, for each series of interest-bearing Debt Securities, any date on which interest is payable thereon in accordance with the terms of such Debt Security.

"Material Subsidiary" at any date means any Subsidiary the book value of the assets of which exceed (on a stand alone basis) 5% of Adjusted Unitholders' Equity calculated as at such date.

"Non-Recourse Indebtedness" means any Indebtedness of a Subsidiary of the Fund which is a single purpose company or whose principal assets and business are constituted by a particular project and pursuant to the terms of such Indebtedness payment is to be made from the revenues arising out of such project with recourse for such payment being available only to the revenues or the assets of such single purpose company or the project.

"**Notice Period**" has the meaning attributed to it in Section 13.02.

"Person" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Premium" means, with reference to any Debt Security, the excess of the then applicable Redemption Price of such Debt Security over the principal amount of such Debt Security.

"Purchase Price" has the meaning attributed to it in Section 13.01.

"Redemption Price" has the meaning attributed to it in Section 5.01.

"Register" means any register providing for the registration of Debt Securities which the Indenture Trustee is required to maintain pursuant to Section 4.01.

"Registered Debt Securities" means Fully Registered Debt Securities and Coupon Debt Securities registered as to principal only.

"Subsidiary" of any Person has the meaning attributed to it in National Instrument 45-106 as in effect on the date hereof..

"Successor" has the meaning attributed to it in Section 10.01.

"Supplemental Indenture" means an indenture supplemental to this Indenture pursuant to which, among other things, a series of Debt Securities may be issued in accordance with the terms of Article 14.

"this Indenture", "this Trust Indenture", "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to this indenture and not to any particular Article, Section, subsection, paragraph, clause or other portion of this Indenture, and include any and every Supplemental Indenture.

"Trustee" means a trustee of the Fund from time to time and **"Trustees"** means the trustees of the Fund or, whenever duly empowered, an officer of the Fund for the time being duly empowered by resolution of the trustees of the Fund.

"Units" means units of the Fund outstanding from time to time.

"Unregistered Debt Securities" means Coupon Debt Securities which are not Registered Debt Securities.

"Wholly-Owned", in respect of a Subsidiary, means any Person of which the Fund beneficially owns, directly or indirectly, all of its outstanding shares, units or interests, as the case may be, and, where the Person is a limited partnership, the shares of the general partner.

"Written Order, Written Direction or Certificate" means an order, a direction or a certificate signed in the name of the Fund by one of the President, Chief Executive Officer or Chief Financial Officer of the Fund.

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine gender and vice versa.

1.02 Meaning of "outstanding" for Certain Purposes

Every Debt Security issued, certified and delivered in accordance with this Indenture will be deemed to be outstanding until it is cancelled or delivered to the Indenture Trustee for cancellation, or a new Debt Security is issued in substitution for it pursuant to Section 4.08, or money for the payment of the Debt Security is set aside pursuant to Article 8, provided that:

(1) where a new Debt Security has been issued in substitution for a Debt Security which has been mutilated, lost, stolen or destroyed, such new Debt Security will be counted for the purpose of determining the aggregate principal amount of Debt Securities outstanding;

(2) Debt Securities which have been partially redeemed or purchased will be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount of such Debt Securities; and

(3) for the purpose of any provision of this Indenture entitling Debtholders to vote, sign consents, requests or other instruments or take other action under this Indenture, Debt Securities owned legally or equitably by the Fund or any of its Subsidiaries or Affiliates will be disregarded, except that:

(a) for the purpose of determining whether the Indenture Trustee will be protected in relying on any such vote, consent, request or other instrument or other action, only Debt Securities of which the Indenture Trustee has received a Certificate of the Fund that they are so owned will be so disregarded; and

(b) Debt Securities so owned which have been pledged in good faith other than to the Fund or any of its Subsidiaries or Affiliates will not be so disregarded if the pledgee establishes, to the satisfaction of the Indenture Trustee, the pledgee's right to vote such Debt Securities in its discretion free from the control of the Fund or of any of its Subsidiaries or Affiliates.

1.03 Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.04 Statute References

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.05 Currency

Any reference in this Indenture to **"dollars"** or **"$"** is deemed to be a reference to lawful money of Canada.

1.06 Not a Business Day

In the event that any day on or before which any action is required to be taken under this Indenture is not a Business Day, then such action will be required to be taken on or before the requisite time on the first Business Day thereafter.

1.07 Invalidity of Provisions

Each provision in this Indenture or in a Debt Security is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.08 Governing Law

This Indenture and the Debt Securities are governed by and will be construed in accordance with the laws of Alberta and the laws of Canada applicable therein and will be treated in all respects as Alberta contracts.

1.09 Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Fund shall, prior to transferring or causing to be transferred personal information to the Indenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Indenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Indenture Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 2 - THE DEBT SECURITIES

2.01 Limitation on Issue and Designation

The aggregate principal amount of Debt Securities which may be authorized, issued and certified under this Indenture will be unlimited; provided however that the Debt Securities may be issued under this Indenture only upon the terms and subject to the conditions in this Indenture. The Debt Securities may be issued in one or more series as provided in this Indenture.

2.02 Issuance in Series

(1) Subject to Section 2.01, Debt Securities may be issued in one or more series pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Debt Securities of each series (a) will have such designation, (b) may be subject to a limitation of the maximum principal amount authorized for issuance, (c) will be issued in such denominations, (d) may be purchased and payable as to principal, Premium (if any) and interest at such place or places and in such currency or currencies, (e) will bear such date or dates and mature on such date or dates, (f) will indicate the portion (if less than all of the principal amount) of such Debt Securities to be payable on declaration of acceleration of maturity, (g) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (h) may provide for record dates for interest payable on Registered Debt Securities, (i) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of the Fund or otherwise, (j) may contain conversion or exchange terms, (k) may be issued at par or at a percentage of the principal amount thereof and, if so provided in this Indenture or in a Supplemental Indenture applicable thereto, may be redeemed at par or a percentage of the principal amount thereof (with or without a Premium), (l) may be issued in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form, (m) may be issuable in the form of one or more registered global securities and, if so, will identify the depositary for such registered global securities, (n) will contain each office or agency at which the principal of, Premium (if any) and interest on the Debt Securities will be payable, and each office or agency at which the Debt Securities may be presented for registration of transfer or exchange, (o) may contain covenants and events of default in addition to Events of Default and (p) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be determined by resolution of the Trustees passed at or before the time of the issue of the Debt Securities of such series and such other provisions (to the extent as the Trustees may deem appropriate) as are contained in the Debt Securities of such series. The execution by the Fund of the Debt Securities of such series and the delivery thereof to the Indenture Trustee for certification will be conclusive evidence of the inclusion of the provisions authorized by this Section 2.02(1).

(2) Before the issuance of any series of Debt Securities (other than the Series A Debenture provided for in Article 3 hereof), the Fund will execute and deliver to the Indenture Trustee a Supplemental Indenture for the purpose of establishing the terms of such Debt Securities and the forms and denominations in which they may be issued. In addition, before the issuance of any series of Debt Securities, the Fund will deliver to the Trustee a certified resolution of the

Trustees authorizing the issuance of such Debt Securities. The Indenture Trustee will execute and deliver each Supplemental Indenture pursuant to Article 14.

(3) Whenever any series of Debt Securities has been authorized, Debt Securities in such series may from time to time be executed by the Fund and delivered to the Indenture Trustee and, subject to Section 2.02(4), will be certified and delivered by the Indenture Trustee to or to the order of the Fund upon receipt by the Indenture Trustee of:

(a) a certified resolution of the Trustees authorizing the issuance of a specified principal amount of Debt Securities of such series;

(b) a Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Fund has complied with all other conditions of this Indenture in connection with the issue of such series;

(c) a Written Order for the certification and delivery of such series of Debt Securities specifying the principal amount of the Debt Securities to be certified and delivered; and

(d) an opinion of counsel to the Fund addressed to the Indenture Trustee to the effect that the issuance of the Debt Securities of such series has been duly authorized, that all conditions in this Section 2.02(3) have been complied with and that such Debt Securities have been duly executed and delivered by the Fund.

(4) No Debt Securities will be certified or delivered under this Indenture if an Event of Default has occurred under Section 7.01(6) or a declaration has been made by the Indenture Trustee under Section 7.03, unless it has been waived in accordance with Section 7.04.

2.03 Forms of Debt Securities

(1) The Debt Securities of any series may be of different denominations and forms (either Coupon Debt Securities or Registered Debt Securities or both) and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Debt Securities of different denominations or forms and in the provisions for the registration or transfer of Debt Securities and, subject to the provisions of any series of Debt Securities, may consist of Debt Securities having different dates of issue, difference dates of maturity, different interest payment dates, different rates of interest and/or different redemption terms (if any), than are the case for any other series of Debt Securities.

(2) Subject to Section 2.03(1) and to any limitation as to the maximum principal amount of Debt Securities of any particular series, any Debt Securities may be issued as part of any series of Debt Securities previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Debt Securities in like manner and following the numbers of the Debt Securities of such previous issue.

(3) All series of Debt Securities which may at any time be issued under this Indenture and the Coupons (if any) attached or appertaining thereto and the certificate of the Indenture Trustee endorsed on such Debt Securities may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any schedule hereto or in any Supplemental Indenture or in such other language or languages and in such form or forms as the Trustees by resolution determine at the time of first issue of any series or part of a series of such Debt Securities, as approved by the Indenture Trustee, the approval of which will be conclusively evidenced by its certification of the Debt Securities.

(4) If any provision of the Debt Securities or Coupons in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(5) The Debt Securities and Coupons may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Fund may determine. The execution of any such Debt Securities or Coupons by the Fund and the certification by the Indenture Trustee of any such Debt Securities will be conclusive evidence that such Debt Securities and Coupons are Debt Securities and Coupons authorized by this Indenture.

2.04 Debt Securities to Rank Equally

The Debt Securities will be direct senior unsecured obligations of the Fund and will rank equally and rateably with all other Debt Securities, regardless of their actual date or terms of issue, and with all other unsecured and unsubordinated Indebtedness of the Fund, except to the extent prescribed by law.

2.05 Execution

The Debt Securities will be executed on behalf of the Fund by the Chief Executive Officer and the Chief Financial Officer, or either one of them and such other officer as may be designated by the Trustees. The signature of such proper officers on the Debt Securities may be manual or mechanically reproduced in facsimile. Debt Securities and Coupons bearing facsimile signatures will be binding upon the Fund as if they had been manually signed at the time such facsimile signature is reproduced. The Fund will from time to time execute and deliver Debt Securities to the Indenture Trustee. Debt Securities or Coupons bearing the manual or facsimile signature of an individual who was at the time of execution a proper officer of the Fund will be valid and binding even though that individual has ceased to hold such office before the certification and delivery of such Debt Securities or Coupons.

2.06 Countersignature by Indenture Trustee

(1) Subject to the terms and conditions in this Indenture, the Indenture Trustee, from time to time upon receipt by the Indenture Trustee of a Written Order, will certify and make available Debt Securities in the manner specified in the Written Order, without the Indenture Trustee receiving any consideration therefor.

(2) No Debt Security will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless it has been certified by or on behalf of the Indenture

Trustee substantially in the form provided for in the relevant Supplemental Indenture. Such certification upon any Debt Security will be conclusive evidence, and the only evidence, that such Debt Security has been duly certified, issued and delivered.

(3) The certificate by or on behalf of the Indenture Trustee will not be construed as a representation or warranty of the Indenture Trustee as to the validity of this Indenture or of a Debt Security or its issuance (except the due certification thereof by the Indenture Trustee) or as to the performance by the Fund of its obligations under this Indenture or the Debt Securities and the Indenture Trustee will be in no respect liable or answerable for the use made of the proceeds of such Debt Security. The certificate by or on behalf of the Indenture Trustee on Debt Securities issued under this Indenture will constitute a representation and warranty by the Indenture Trustee that such Debt Securities have been duly certified by and on behalf of the Indenture Trustee pursuant to the provisions of this Indenture.

2.07 Concerning Interest

(1) Every Registered Debt Security, whether issued originally or in exchange or in substitution for previously issued Debt Securities, will bear interest from and including the later of (i) its date of issue and (ii) the last Interest Payment Date on which interest has been paid or made available for payment on the outstanding Debt Securities of the same series.

(2) Subject to accrual of any interest on unpaid interest from time to time, interest on each Debt Security will cease to accrue from the earlier of (i) the maturity date of such Debt Security and (ii) if such Debt Security is called for redemption, the date fixed for redemption; unless, in each case, upon due presentation and surrender of such Debt Security for payment on or after the maturity date or the date fixed for redemption, as the case may be, such payment is improperly withheld or refused.

(3) If the date for payment of any amount of principal or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and Debentureholders will not be entitled to any further interest on such principal, or to any interest on such interest or other amount so payable in respect of the period from the date for payment to such next Business Day.

(4) The Coupons (if any), matured at the date of delivery by the Indenture Trustee of any Coupon Debt Security registered as to principal only will be detached therefrom and cancelled before delivery, unless such Debt Security is being issued in exchange or in substitution for another Debt Security (whether in interim or definitive form) and such matured Coupons represent unpaid interest to which the holder of such exchanged or substituted Debt Security is entitled.

(5) Wherever in this Indenture or the Debt Securities or Coupons there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Debt Securities, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(6) Unless otherwise stated, wherever reference is made in this Indenture to a rate of interest "per annum" or a similar expression is used, the interest will be calculated on the basis of the actual number of days based on a calendar year of 365 or 366 days, as the case may be.

2.08 Payment of Interest in respect of Debt Securities

Except as may be provided in any Supplemental Indenture or in any series of Debt Securities, payment of interest due upon the principal amount of each interest-bearing Debt Security (except interest payable on maturity or redemption of a Debt Security which, at the option of the Fund, may be paid upon presentation of such Debt Security for payment), will be made on the applicable Interest Payment Date in the following manner. The Fund (either directly or through the Indenture Trustee or any agent of the Indenture Trustee), at least two Business Days before each Interest Payment Date, will forward or cause to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Indenture Trustee and the Fund determine to be appropriate), a cheque for such interest (less any tax required by law to be deducted) payable to the holder of such Debt Security for the time being at the address appearing on the Register described in Article 4 unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Debt Securities is payable. The forwarding of such cheque will satisfy and discharge the liability for the interest on such Debt Securities to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Debtholder or the loss, theft or destruction thereof, the Fund, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, will issue or cause to be issued to such Debtholder a replacement cheque for the amount of such cheque. Upon a written request to do so by a Debtholder holding at least $5 million aggregate principal amount (or such lesser amount as the Fund may agree) of Debt Securities, the Fund, at its option, may cause the amount payable in respect of interest to be paid to such Debtholder by wire transfer to an account maintained by such Debtholder or any other method acceptable to the Fund.

2.09 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any Supplemental Indenture or in any series of Debt Securities, payments of amounts due upon maturity of the Debt Securities will be made in the following manner. The Fund will establish and maintain a Debt Account for each series of Debt Securities. On or before 4:00 p.m. (Toronto time) on the Business Day before each maturity date for Debt Securities outstanding from time to time under this Indenture, the Fund will deposit in the applicable Debt Account an amount sufficient to pay the amount payable in respect of such Debt Securities (less any tax required by law to be deducted). The Fund (either directly or through the Indenture Trustee or any agent of the Indenture Trustee) will pay to each holder entitled to receive payment, the principal amount of and Premium (if any) on the Debt Security, upon surrender of the Debt Security at any branch of the Indenture Trustee designated for such purpose from time to time by the Fund and the Indenture Trustee. The deposit or making available of such amounts to the applicable Debt Account will satisfy and discharge the liability of the Fund for the Debt Security to which the deposit or making available of funds relates to the extent of the amount deposited or made

available (plus the amount of any tax deducted as aforesaid) and such Debt Security will thereafter not be considered as outstanding under this Indenture and such holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.09 will constitute default in payment on the Debt Securities in respect of which the deposit or making available of funds was required to have been made.

2.10 <u>Interim Debt Securities</u>

(1) Pending delivery to the Indenture Trustee of definitive Debt Securities of any series, the Fund may issue and the Indenture Trustee may certify in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture), interim printed, mimeographed or typewritten Debt Securities, with or without Coupons, in such forms and in such denominations as may be approved by the Indenture Trustee and the proper officers of the Fund (whose certification or signature, either manual or in facsimile, as the case may be, on any such interim Debt Securities will be conclusive evidence of such approval) entitling the holders of such Debt Securities to definitive Debt Securities of such series in any authorized denominations when the same are ready for delivery, provided that the total amount of interim Debt Securities so issued and certified will not exceed the aggregate principal amount of Debt Securities of such series for the time being authorized. When so issued and certified, such interim Debt Securities will be deemed to be Debt Securities for all purposes and pending the exchange thereof for definitive Debt Securities, the holders of such interim Debt Securities will be deemed to be Debtholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the exchange had actually been made. Forthwith after the Fund has executed and delivered the appropriate definitive Debt Securities to the Indenture Trustee, the Indenture Trustee will call for exchange all interim Debt Securities that have been issued and forthwith after such exchange will cancel the Interim Debt Securities, together with all unmatured Coupons (if any) attached or appertaining thereto. No charge will be made by the Fund or the Indenture Trustee to the holders of such interim Debt Securities for such exchange.

(2) Any interest paid upon interim Debt Securities without Coupons will be noted thereon at the time of payment unless paid by cheque to the registered holder thereof.

2.11 <u>Payment Agreements for Debt Securities</u>

Notwithstanding anything in this Indenture or any Debt Securities, the Fund may enter into an agreement with the holder of a Registered Debt Security or with the Person for whom such holder is acting as nominee, providing for the payment to such holder of the principal of, Premium (if any) and interest on such Debt Security at a place or places or in a manner other than the place or places or the manner specified in this Indenture or such Debt Security as the place or places for such payment, all (in the case of partial payments on Debt Securities) without presentation or surrender of the Debt Security or notation of payment thereon. The Fund will provide a copy of such agreement to the Indenture Trustee before the next Interest Payment Date of any Debt Security to which such agreement relates. Any payment of the principal of, Premium (if any) and interest on any such Debt Security or other money payable under this Indenture at such other place or places or in such manner pursuant to such agreement, notwithstanding any other provision of this Indenture or the Debt Security, will be valid and binding on the Fund, the Indenture Trustee and such Debtholder.

2.12 Surrender for Cancellation

If the principal amount due upon any Debt Security becomes payable by redemption or otherwise before the maturity date of such Debt Security, the Person presenting such Debt Security for payment must surrender the same together with all unmatured Coupons (if any) appertaining thereto not previously surrendered for cancellation. The Fund will pay or cause to be paid the interest accrued and unpaid thereon to the date fixed for payment (and not later), unless such interest is not paid by the Fund in accordance with this Indenture upon such surrender. Such interest will be computed on a per diem basis if the date fixed for payment is not an Interest Payment Date. For greater certainty, it is expressly declared that Section 8.01 will apply to such cancelled Debt Securities or Coupons.

2.13 Right to Receive Indenture

Each Debtholder is entitled to receive from the Fund a copy of this Indenture on written request and upon payment of a reasonable copying charge.

ARTICLE 3 – SERIES A DEBENTURES

3.01 Definitions

In this Article 3 and in the Series A Debentures (as defined below), the following terms have the following meanings.

"Acquired Indebtedness" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Fund, or (ii) assumed by the Fund in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"Aggregate Assets" of the Fund, at any time, means the total book value of the assets of the Fund, excluding goodwill, determined on a consolidated basis, plus accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets but less the fair value of intangible liabilities and the associated accumulated amortization recorded on the acquisition of income properties, recorded in the books and records of the Fund at such time, determined in accordance with generally accepted accounting principles.

"Balance Sheet Date" has the meaning attributed to it in Section 3.16.

"Book-Based System" means the record entry securities transfer system known as at the date of this Indenture by the name **"Depository Service"**, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"Canada Yield Price" means a price equal to the price of a Series A Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m.

(Toronto time) on the date on which the Fund gives notice of redemption pursuant to Section 5.04, plus 0.26%.

"Consolidated EBITDA" of the Fund for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense, excluding interest that has been capitalized on projects that are under development or held for future development, for such period, (ii) income tax expense of the Fund for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) amortization of the fair value of intangible assets and liabilities for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (v) amortization of deferred expenses of the Fund for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (vi) other non-cash items changing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"Consolidated Indebtedness" of the Fund as at any date means the consolidated Indebtedness of the Fund as at such date determined, except as otherwise expressly provided in this Indenture, in accordance with generally accepted accounting principles.

"Consolidated Interest Expense" of the Fund for any period means the aggregate amount of interest expense of the Fund in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Fund during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Fund in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"Consolidated Net Income" of the Fund for any period means the net income (loss) of the Fund for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Fund, other than the sale or disposition of income properties specifically acquired and held for resale, (ii) any extraordinary gains and losses of the Fund, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"Debentureholders" means persons entered on a Register as holders of the Series A Debentures.

"Debt Incurrence Test" means the requirements to be fulfilled by the Fund before the incurrence of additional Indebtedness as described in Section 3.13.

"Global Debenture" means one or more fully registered global Series A Debentures as described in Section 3.05(3).

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date, of the Series A Debentures, such yield to maturity, being the average of the yields provided by two major Canadian investment dealers selected by the Fund.

"Indebtedness Percentage" has the meaning attributed to it in Section 3.13.

"Interest Payment Date" means September 22 and March 22 of each year that the Series A Debentures are outstanding, commencing on March 22, 2006.

"Interest Period" means the period commencing on the later of (i) the date of issue of the Series A Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"Maturity Date" has the meaning attributed to it in Section 3.04.

"Reference Period" means the most recently completed four fiscal quarters preceding the date of a calculation pursuant to Section 3.12 for which consolidated financial statements of the Fund have been publicly released.

"Regular Record Date" means the date specified for determining holders entitled to receive interest on the Series A Debentures on any Interest Payment Date.

"Series A Debentures" means the 4.51% Series A Debentures due September 22, 2010 as described in this Article 3.

"Series A Debenture Account" means any account which is designated in writing to the Indenture Trustee as the Series A Debenture Account.

3.02 Creation and Designation

In accordance with this Indenture, the Fund is authorized to issue a series of Debt Securities designated "4.51% Series A Debentures due September 22, 2010", which will have the terms set out in this Article 3.

3.03 Limitation on Aggregate Principal Amount

The aggregate principal amount of Series A Debentures which may be issued under this Indenture will consist of and be limited to $200,000,000 in lawful money of Canada.

3.04 Date of Issue and Maturity

The Series A Debentures will be dated September 22, 2005 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on September 22, 2010 (the "**Maturity Date**").

3.05 Interest

(1) The Series A Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 4.51% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be March 22, 2006.

(2) Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.08. Interest on the Series A Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

(3) While the Series A Debentures are represented by a global debenture (a "**Global Debenture**"), the Regular Record Date will be the close of business five Business Days preceding the relevant Interest Payment Date. If the Series A Debentures cease to be represented by a Global Debenture, the Fund may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

3.06 Redemption of Series A Debentures

(1) The Series A Debentures are redeemable at the option of the Fund in whole or in part at any time and from time to time prior to maturity in accordance with Article 5 of this Indenture. The redemption price for the Series A Debentures to be redeemed by the Fund shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. Less than all of the Series A Debentures may be redeemed in accordance with Section 5.03 of this Indenture.

(2) In case the holder of any Series A Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series A Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series A Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series A Debenture of the Redemption Price of such Series A Debenture plus any accrued but unpaid interest thereon to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series A Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with interest, if any, accumulated thereon, shall, subject to

applicable laws, at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Fund on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series A Debenture in respect of which such money was so repaid to the Fund shall have no rights in respect thereof except to obtain payment of the money due from the Fund, subject to any limitation period provided by the laws of Ontario.

3.07 Form of Series A Debentures

The Series A Debentures will be issuable as fully registered Debt Securities, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series A Debentures will be substantially in the form set out in Schedule "A" hereto with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series A Debentures, and any other changes as may be approved or permitted by the Fund, with such approval in each case to be conclusively deemed to have been given by the officers of the Fund executing the same in accordance with Article 2.

3.08 Book-Based System

(1) Registrations of ownership and transfers of the Series A Debentures will be made only through the Book-Based System.

(2) The rights of holders of any beneficial interest in the Series A Debentures (**"Beneficial Holders"**) represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series A Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

(3) Neither the Fund nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series A Debentures represented by a Global Debenture have any right, except as provided in Section 3.08(4), to require the delivery of a certificate evidencing a Series A Debenture to the holder of the interest in such Series A Debenture.

(4) The Fund will deliver to the Indenture Trustee definitive Series A Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series A Debentures other than within the Book-Based System and will make payments or distributions required to be made under this Article 3 to Beneficial Holders if:

(a) the Fund is required to do so by applicable law;

(b) the Fund elects to do so;

(c) the Book-Based System ceases to exist;

(d) the Fund determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Fund is unable to find a qualified successor;

(e) the Fund elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Fund considers it impracticable or inefficient to effect any distribution of Series A Debentures through the Book-Based System or through the facilities of CDS); or

(f) if after the occurrence of an Event of Default which is continuing, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series A Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Fund to such effect.

(5) While the Series A Debentures are represented by a Global Debenture, the Fund and the Indenture Trustee will deal with CDS for all purposes of this Indenture and the Series A Debentures, including the making of payments on the Series A Debentures, as the sole holder of the Series A Debentures and the authorized representative of the beneficial holders of the Series A Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series A Debentures.

3.09 Currency of Payment

The principal of and interest on the Series A Debentures will be payable in Canadian dollars.

3.10 Additional Amounts

The Fund will not be required to pay an additional amount on the Series A Debentures in respect of any tax, assessment or government charge withheld or deducted.

3.11 Indenture Trustee, etc.

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series A Debentures.

3.12 Interest Coverage Covenant

The Fund will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1, calculated from time to time in respect of the most recently completed Reference Period.

3.13 Asset Coverage Test

Subject to Section 3.14, the Fund will not incur or assume, or permit any Subsidiary to incur or assume, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in Section 3.16 (the "Indebtedness Percentage"), would be less than or equal to 65%.

3.14 Permitted Indebtedness

Notwithstanding Section 3.13, the Fund and any Subsidiary of the Fund will be permitted to incur and issue the following types of Indebtedness:

(1) Indebtedness of the Fund owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Fund owed to the Fund and/or another of its Subsidiaries provided, however, that the provisions of this Section 3.14(1) will no longer be applicable:

(a) upon the subsequent transfer or other disposition by the Fund or any of its Subsidiaries to any Person other than the Fund or another of the Fund's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

(b) in the case of Indebtedness of the Fund owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Fund (and thereby for this purpose a "third party"), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Fund or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of Section 3.13 to have been incurred at the time of such transfer, issuance or disposition; and

(2) Indebtedness of the Fund or any of its Subsidiaries ("Refinancing Indebtedness") which is incurred, or the proceeds of which are used, to renew, extend, repay, redeem, purchase, refinance or refund from time to time in whole or in part (each a "Refinancing") (including any subsequent Refinancing) any Indebtedness of the Fund or any of its Subsidiaries (the "Original Indebtedness") whether now existing, or incurred or assumed at a time when permitted pursuant to Section 3.13; provided, however, that:

(i) the amount of the Refinancing Indebtedness (or subsequent Refinancing Indebtedness) does not exceed the total amount paid by the Fund to retire the Original Indebtedness or any prior Refinancing thereof (including any premium and all expenses incurred in connection therewith); and

(ii) in the case of a Refinancing of all or any part of the Series A Debentures, the Refinancing thereof ranks equally and rateably with (or subordinate in right of payment to) the Debt Securities (whether then existing or created at any time in future) (including any Series A Debentures then remaining outstanding) or, if the Refinancing is subordinate in right of payment to the Debt Securities, any subsequent Refinancing is subordinate in right of payment to the Debt Securities (whether then existing or created at any time in the future).

3.15 Calculations for Interest Coverage Covenant

For the purposes of Section 3.12, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and the revenue derived from such application and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have been incurred at the beginning of the Reference Period, the proceeds of all such Indebtedness will be deemed to have been applied at the beginning of such Reference Period and the revenue derived from the application of such proceeds will be calculated from the beginning of such Reference Period as if the said proceeds had been applied at such time, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have occurred at the beginning of the Reference Period, (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation (including adjustments for revenue derived from such acquisition) and (iv) in the case of any acquisition or disposition by the Fund or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (including adjustments for revenue derived or lost from such acquisition or disposition).

3.16 Calculation of Indebtedness Percentage

For the purpose of Section 3.13, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Fund's most recently published balance sheet (the **"Balance Sheet Date"**) giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets between the Balance Sheet Date and the date of calculation.

3.17 Use of Proceeds

All or part of the net proceeds received by the Fund resulting from the sale of the Series A Debentures will be used to reduce the Fund's floating rate acquisition and working capital facilities and for general trust purposes.

3.18 Equity Maintenance Covenant

The Fund will maintain an Adjusted Unitholders' Equity of not less than $500,000,000, determined as at the date of the Fund's most recently published balance sheet.

3.19 Guarantee

Each of the Guarantors shall, on or before the issuance of the Series A Debentures, execute and deliver a Guarantee to the Indenture Trustee, which Guarantee shall be enforceable against the Guarantors by the Indenture Trustee acting on behalf of the Debentureholders in the same

manner and upon the same terms that the Indenture Trustee may seek to enforce the obligations of the Fund hereunder. The Fund agrees that, if at any time after the date of this Indenture, any of its Wholly-Owned Material Subsidiaries has not executed and delivered a Guarantee to the Indenture Trustee, the Fund shall take all necessary steps to ensure that such Subsidiary promptly executes and delivers a Guarantee to the Indenture Trustee.

3.20 Inconsistency

In the case of any conflict or inconsistency between Article 3 of this Indenture and any other provision of this Indenture, Article 3 shall, as to the Series A Debentures, govern and prevail.

ARTICLE 4 - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBT SECURITIES

4.01 Registered Debt Securities

(1) Subject to the terms of any Supplemental Indenture, the Fund will cause to be kept at the principal office of the Indenture Trustee in Toronto, Ontario, a central Register and may cause to be kept in such other place or places (including without limitation the Vancouver, British Columbia office of the Indenture Trustee), by the Indenture Trustee or by such other registrar or registrars (if any) as the Fund with the approval of the Indenture Trustee may designate, branch Registers in each of which will be entered the names and latest known addresses of holders of Registered Debt Securities and the other particulars, as prescribed by law, of the Debt Securities held by each of them and of all transfers of such Debt Securities. Such registration will be noted on the Debt Securities by the Indenture Trustee or other registrar. No transfer of a Debt Security will be effective as against the Fund unless made on one of the appropriate Registers by the holder or the executor, administrator or other legal representative of, or any attorney for, the holder, duly appointed by an instrument in form and execution satisfactory to the Indenture Trustee or other registrar, upon surrender to the Indenture Trustee or other registrar of the Debt Security and upon compliance with such requirements as the Indenture Trustee or other registrar may prescribe, and unless such transfer has been duly noted on such Debt Security by the Indenture Trustee or other registrar.

(2) A holder of a Registered Debt Security may at any time and from time to time have such Debt Security transferred at any of the places at which a Register is kept pursuant to the provisions of this Section 4.01 in accordance with such reasonable regulations as the Indenture Trustee or other registrar may prescribe. A holder of a Registered Debt Security may at any time and from time to time have the registration of such Debt Security transferred from the Register in which the registration of such Debt Security appears to another Register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Indenture Trustee.

4.02 Coupon Debt Securities

(1) Coupon Debt Securities will be negotiable and title to them will pass by delivery unless registered as to principal for the time being as provided in this Section. Notwithstanding registration of Coupon Debt Securities as to principal, but subject to Sections 2.07 and 4.07, the Coupons when detached will continue to be payable to bearer and title thereto will pass by delivery.

(2) After registration of a Coupon Debt Security as to principal, any such Debt Security may be discharged from registry and subsequently may be transferred to bearer after which it will again be transferable by delivery but may again from time to time be registered and discharged from registry.

4.03 Transferee Entitled to Registration

The transferee of a Registered Debt Security, after the appropriate form of transfer and the Debt Security are deposited with the Indenture Trustee or other registrar and upon compliance with all other conditions required by this Indenture or by law, will be entitled to be entered on the Register as the owner of such Debt Security free from all equities or rights of set-off or counterclaim between the Fund and the transferor or any previous holder of such Debt Security, save in respect of equities of which the Fund is required to take notice by statute or by order of a court of competent jurisdiction.

4.04 Closing of Registers

(1) Except in the case of the central Register required to be kept in Toronto and subject to any restriction provided in this Indenture, the Fund will have power at any time to close any branch Register and, in that event, it will transfer the registration of any Debt Securities registered thereon to another existing Register or to a new Register and thereafter such Debt Securities will be deemed to be registered on such existing or new Register, as the case may be. In the event that the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Debtholder registered in the Register so closed and the particulars of such change will be recorded in the central Register required to be kept in Toronto, Ontario.

(2) None of the Fund, the Indenture Trustee and any registrar will be required:

(a) to make transfers or exchanges of any Registered Debt Securities of any series on any Interest Payment Date for Debt Securities of that series or during the 10 preceding Business Days; or

(b) to make transfers of Registered Debt Securities of any series or exchanges of any Debt Securities of any series (i) from the day of any selection by the Indenture Trustee of Debt Securities of that series to be redeemed until such date that the notice of redemption is mailed pursuant to Section 5.04, inclusive, or (ii) that have been selected or called for redemption in whole or in part unless, upon due presentment thereof for redemption, such Debt Securities are redeemed.

4.05 Exchange of Debt Securities

(1) Subject to the provisions of this Section, Coupon Debt Securities may be exchanged for Fully Registered Debt Securities and visa versa (provided that the Debt Securities to be exchanged are issuable in either coupon or fully registered form) and, subject to Section 4.04(2), Debt Securities in any authorized form or denomination may be exchanged, upon reasonable notice, for Debt Securities in any other authorized form or denomination or denominations, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debt Securities so exchanged.

(2) Subject to the provisions of this Section 4.05, Debt Securities of any series may be exchanged only at such place or places at which the Registers referred to in Section 4.01 are kept and at such other place or places, if any, as may be specified in the Debt Securities of such series and at such other place or places, if any, as may from time to time be designated by the Fund with the approval of the Indenture Trustee. Any Debt Securities tendered for exchange will be surrendered to the Indenture Trustee, together with all unmatured Coupons (if any), and all matured Coupons in default (if any), attached or appertaining thereto (to the extent that the same have not previously been surrendered and cancelled), failing which like Coupons will be removed prior to delivery of the Debt Securities to be issued in exchange. The Fund will execute all Debt Securities and Coupons and the Indenture Trustee will certify all Debt Securities necessary to carry out exchanges as set out in this Section. All Debt Securities and Coupons surrendered for exchange will be surrendered to the Indenture Trustee for cancellation.

(3) Debt Securities issued in exchange for Debt Securities which at the time of such issue have been selected or called for redemption at a later date will be deemed to have been selected or called for redemption in the same manner and will have noted thereon a statement to that effect, provided that:

(a) Debt Securities which have been selected or called for redemption may not be exchanged for Debt Securities of larger denominations; and

(b) if a Debt Security that has been selected or called for redemption in part is presented for exchange for Debt Securities of smaller denominations, the Indenture Trustee will designate, as it may deem equitable, particular Debt Securities of those issued in exchange, which will be deemed to have been selected or called for redemption, in whole or in part, and the Indenture Trustee will note on such Debt Securities a statement to that effect.

(4) Except as otherwise provided in this Indenture, upon any exchange of Debt Securities of any denomination for Debt Securities of any other authorized denominations and upon any transfer of Debt Securities, the Indenture Trustee or other registrar of Debt Securities may make a sufficient charge to reimburse it for any transfer tax or other governmental charge required to be paid and, in addition, a reasonable charge for its services for each Debt Security exchanged or transferred, and payment of such charges will be made by the party requesting such exchange or transfer as a condition precedent thereto.

(5) Notwithstanding the foregoing, no charge to the holder (other than for insurance on any Debt Securities forwarded by mail) will be made by the Indenture Trustee, any other registrar of Debt Securities or the Fund:

(a) for any exchange, registration or transfer of any Debt Security applied for within a period of 45 days from the date of such Debt Security; or

(b) for the exchange of any Debt Security issued under Section 2.10 or 5.03.

4.06 Registers Open for Inspection

The Registers will at all reasonable times be open for inspection by the Fund, the Indenture Trustee and any holder. The Indenture Trustee will, and will require every registrar, when requested to do so in writing by the Fund or the Indenture Trustee, to furnish to the Fund or the Indenture Trustee, as the case may be, a list of the names and addresses of holders of Registered Debt Securities entered on the Register kept by the Indenture Trustee or such registrar, showing the principal amounts and serial numbers of the Registered Debt Securities held by each such holder. The Indenture Trustee will require each registrar, at the request of any Debtholder, and upon payment to the Indenture Trustee of a reasonable fee, to furnish such list to such holder upon fulfillment by it of the conditions prescribed by law in that respect.

4.07 Ownership of Debt Securities and Coupons

(1) The Fund, the Indenture Trustee and any registrar or paying agent may deem and treat, unless otherwise required by law, the Person in whose name any Registered Debt Security is registered, as the absolute owner of such Debt Security for all purposes of this Indenture and payment of or on account of the principal of, Premium (if any) and interest on, such Debt Security will be made only to or upon the order in writing of such registered holder.

(2) The Fund, the Indenture Trustee and any registrar or paying agent may deem and treat, unless otherwise required by law, the bearer of any Unregistered Debt Security and the bearer of any Coupon, whether or not the Debt Security from which it has been detached is registered as to principal, as the owner of such Debt Security or Coupon, as the case may be, for the purposes of this Indenture and none of the Fund, the Indenture Trustee and any registrar will be affected by any notice to the contrary.

(3) None of the Fund, the Indenture Trustee and any registrar or paying agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Debt Security by the registered holder or any Person whom the Fund or the Indenture Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debt Security, and may transfer the same on the direction of the Person so treated or registered as the holder of the Debt Security, whether named as trustee or otherwise, as though that Person were the beneficial owner of the Debt Security.

(4) The holder from time to time of any Registered Debt Security and the bearer of any Coupon (except any Coupon which is void by reason of the acceleration of the maturity of the Debt Security to which it was annexed or appertains) will be entitled to the principal, Premium (if any) and interest evidenced by such instruments, free from all equities or rights of set-off or counterclaim between the Fund and the original or any intermediate holder thereof (except in respect of equities of which the Fund is required to take notice by law or by order of a court of competent jurisdiction) and all Persons may act accordingly. The receipt by any such holder or bearer, as the case may be, of any such principal, Premium (if any) or interest will be a good discharge to the Fund and the Indenture Trustee for the same and neither the Fund nor the Indenture Trustee will be bound to inquire into the title of any such holder or bearer except as aforesaid.

(5) The Fund and the Indenture Trustee may treat the holder of any Registered Debt Security as the owner thereof without actual production of such Debt Security for the purpose of any Debtholders' Request, requisition, direction, consent, instrument or other document.

(6) Subject to Section 9.16, upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Indenture Trustee stating that the Unregistered Debt Security specified therein has been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Fund and the Indenture Trustee may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person during such period, of such Debt Security, for the purpose of any Debtholders' Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Debt Security so deposited.

4.08 Replacement of Debt Securities

If any Debt Security or Coupon is mutilated, lost, stolen or destroyed and in the absence of notice that such Debt Security or Coupon has been acquired by a bona fide purchaser within the meaning of the *Business Corporations Act* (Ontario), the Fund in its discretion may issue, and thereupon the Indenture Trustee will certify and deliver, a new Debt Security or Coupon upon surrender and cancellation of the mutilated Debt Security or Coupon, or, in the case of a lost, stolen or destroyed Debt Security or Coupon, in lieu of and in substitution for the same, and the substituted Debt Security or Coupon will be in a form approved by the Indenture Trustee and will be entitled to the benefits of this Indenture equally with all other Debt Securities or Coupons issued or to be issued under this Indenture. In case of loss, theft or destruction, the applicant for a new Debt Security or Coupon will furnish to the Fund and to the Indenture Trustee such evidence of loss, theft or destruction as will be satisfactory to them in their discretion and will also furnish an indemnity and surety bond in amount and form satisfactory to them in their discretion. The applicant will pay all expenses incidental to the issuance of any such new Debt Security or Coupon.

4.09 Record of Payment

The Indenture Trustee will maintain accounts and records evidencing any payment, by it on behalf of the Fund, of principal, Premium (if any) and interest in respect of Debt Securities, which accounts and record will constitute, in the absence of manifest error, prima facie evidence of such payment.

4.10 Book-Entry Only Debt Securities

Notwithstanding any other provision of this Indenture, upon the election of the Fund, any Supplemental Indenture applicable to any series of Debt Securities may provide that Debt Securities of such series will be represented by a book-entry only global certificate and, in this regard, the Fund may, with the consent of the Indenture Trustee, appoint CDS or any other depositary to act as a clearing agency in connection with interests in such global certificate. If any Supplemental Indenture so provides and, subject to the terms of any agreement between the Fund and CDS or other depositary, beneficial holders of Debt Securities will have no right to receive definitive Debt Securities.

ARTICLE 5 - REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBT SECURITIES

5.01 Redemption of Debt Securities

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Debt Securities, Debt Securities of any series may be redeemable before the applicable maturity date thereof, in whole at any time or in part from time to time, at the option of the Fund and in accordance with and subject to the provisions set out in this Indenture and the applicable Supplemental Indenture, including those relating to the payment of any required redemption price (**"Redemption Price"**).

5.02 Places of Payment

The Redemption Price will be payable upon presentation and surrender of Debt Securities called for redemption at any of the places where the principal of such Debt Securities is expressed to be payable and at any other places specified in the notice of redemption.

5.03 Partial Redemption of Debt Securities

(1) If less than all the Debt Securities of any series are to be redeemed at one time, the Fund will in each such case, at least 10 Business Days before the date upon which notice of redemption is to be given, notify the Indenture Trustee by Written Direction of its intention to redeem Debt Securities of such series and of the aggregate principal amount of Debt Securities to be redeemed. The Debt Securities to be redeemed will be selected by the Indenture Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debt Securities registered in the name of each Debtholder, or in such other manner (which may include random selection by computer) as the Indenture Trustee may consider equitable, provided that such selection will be proportionate (to the nearest $1,000). For this purpose, the Indenture Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debt Securities may be called for redemption and regulations so made will be valid and binding upon all Debtholders notwithstanding the fact that, as a result of such regulations, one or more Debt Securities become subject to redemption in part only. Unless the context otherwise requires, the term **"Debt Security"** and **"Debt Securities"** as used in this Article 5 will be deemed to include any part of the principal amount of any Debt Security which in accordance with the foregoing provision has become subject to redemption.

(2) The holder of any Debt Security called for redemption in part only, upon surrender of such Debt Security for payment, will be entitled to receive, without expense to such Debtholder, a new Debt Security or Debt Securities of an aggregate principal amount equal to the unredeemed part of the Debt Security so surrendered, and the Fund will execute and the Indenture Trustee will certify and deliver to the holder such new Debt Security or Debt Securities.

(3) In the alternative and notwithstanding any other provision of this Indenture, payment of part of the principal amount of any Debt Security may be made by the Fund or the Indenture Trustee to the holder of such Debt Security without presentation or surrender of such Debt Security to the Indenture Trustee if the Fund has filed with the Indenture Trustee a Certificate stating that the Fund has entered into an agreement with such holder or the Person for which such holder is acting as

nominee to the effect that (i) payments will be so made, (ii) upon request from the Indenture Trustee or the Fund, such holder or other Person will make notations on such Debt Security of the portion of the principal amount of such Debt Security so redeemed and promptly notify the Fund and the Indenture Trustee of the making of such notations and (iii) such holder or other Person will not sell, transfer, encumber or dispose of or permit any nominee to sell, transfer, encumber or dispose of such Debt Security or any interest therein without, before the delivery thereof, surrendering the same to the Indenture Trustee or other registrar in exchange for a Debt Security or Debt Securities aggregating the same principal amount as the principal amount of such Debt Security so surrendered which remains unpaid.

5.04 Notice of Redemption

Notice of intention to redeem any Debt Security will be given to the holders of the Debt Securities which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption, in the manner provided in Article 15. Every such notice will specify that part of the principal amount of such Debt Security to be redeemed, the redemption date, the Redemption Price and places of payment and will state that all interest on the Debt Securities called for redemption will cease to be payable from the redemption date. Unless all outstanding Debt Securities are to be redeemed, the notice of redemption will also specify:

(1) in the case of notice mailed to a Debtholder, the distinguishing letters and numbers of the Debt Securities registered in the name of such holder which are to be redeemed;

(2) in the case of a published notice, the distinguishing letters and numbers of the Debt Securities to be redeemed; and

(3) in the case of both Sections 5.04(1) and 5.04(2), the principal amount of such Debt Securities or, if any such Debt Security is to be redeemed in part only, the principal amount of such part.

5.05 Debt Securities Due on Redemption Dates

(1) Upon notice having been given as provided in Section 5.04, the Debt Securities called for redemption or the principal amount to be redeemed of the Debt Securities called for redemption in part, as the case may be, will thereupon become due and payable at the Redemption Price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the maturity date for such Debt Securities, notwithstanding anything contained in this Indenture or in the Debt Securities to the contrary. From and after such redemption date, if the money necessary to redeem such Debt Securities has been deposited as provided in Section 5.06 and affidavits or other proof satisfactory to the Indenture Trustee as to the mailing or publication of such notices have been delivered to it, such Debt Securities will not be considered as outstanding under this Indenture and interest upon such Debt Securities will cease to accrue after such date.

(2) If any question arises as to whether notice of redemption or deposit of the redemption money has been given or made available as provided above, such question will be decided by the Indenture Trustee, whose decision will be final and binding upon all interested parties.

5.06 Deposit of Redemption Money

Except as may otherwise be provided in any Supplemental Indenture or in any series of Debt Securities, upon Debt Securities being called for redemption, the Fund will deposit in the applicable Debt Account one Business Day before the redemption date fixed in the relevant notice of redemption, such sums as may be sufficient to pay the Redemption Price of the Debt Securities to be redeemed, including accrued and unpaid interest on the Debt Securities called for redemption, and will pay to the order of the Indenture Trustee the estimated charges and expenses to be incurred in connection with such redemption. From the sums so deposited and upon surrender of such Debt Securities, the Indenture Trustee will pay or cause to be paid to the holders of the Debt Securities called for redemption the principal thereof, Premium (if any) and interest thereon to which they are entitled on redemption. In the case of Coupon Debt Securities, the accrued interest represented by Coupons matured before the date fixed for redemption will continue to be payable (but without interest thereon unless the Fund defaults in the payment thereof) to the bearers of such Coupons upon presentation and surrender thereof.

5.07 Purchase of Debt Securities for Cancellation

(1) Subject to the terms and conditions of any Supplemental Indenture relating to a particular series of Debt Securities and provided no Event of Default has occurred and is continuing, the Fund may purchase at any time and from time to time, at any price, all or any of the Debt Securities in the market (which will include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by invitation to tender or by private contract. The Fund will deliver to the Indenture Trustee all Debt Securities purchased as aforesaid when paid as evidence of such payment.

(2) If upon an invitation to tender more Debt Securities are tendered in response to such invitation at the same lowest price than the Fund is prepared to accept, Debt Securities to be purchased by the Fund will be selected by the Indenture Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debt Securities registered in the name of each Debtholder, or in such other manner as the Indenture Trustee may consider equitable (which may include random selection by computer), from the Debt Securities tendered by each Debtholder which tendered at such lowest price. For this purpose the Indenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected and regulations so made will be valid and binding upon all Debtholders, notwithstanding the fact that, as a result thereof, one or more of such Debt Securities becomes subject to purchase in part only. The holder of any Debt Security of which a part only is purchased, upon surrender of such Debt Security for payment, will be entitled to receive, without expense to such holder or bearer, one or more new Debt Security or Debt Securities, as the case may be, for the unpurchased part so surrendered and the Indenture Trustee will certify and deliver such new Debt Security or Debt Securities, as the case may be, upon receipt of the Debt Security so surrendered.

5.08 Cancellation of Debt Securities

All Debt Securities redeemed and all Debt Securities purchased under this Article 5 will be delivered forthwith to the Indenture Trustee and will be cancelled by it and no Debt Securities will be issued in substitution therefor.

ARTICLE 6 - COVENANTS OF THE FUND

6.01 General Covenants

The Fund covenants with the Indenture Trustee for the benefit of the Indenture Trustee and the Debtholders that as long as any Debt Securities remain outstanding, it will:

(1) duly and punctually pay or cause to be paid to every Debtholder or deposit to the relevant Debt Account, as the case may be, all amounts required to be paid or transferred thereto in respect of such Debt Securities of which it is the holder in the manner provided under this Indenture or any Supplemental Indenture, as the case may be (including, in the case of default, interest on the amount in default) on the dates, at the place, and in the manner specified in this Indenture, any Supplemental Indenture and in the Debt Securities;

(2) at least once in each twelve month period beginning on the date of this Trust Indenture and at any reasonable time if requested by the Indenture Trustee, furnish to the Indenture Trustee a Certificate stating that the Fund has complied with all covenants, conditions and other requirements contained in this Indenture, non-compliance with which would, with the giving of notice or the lapse of time or both, constitute an Event of Default under this Indenture or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance and the action, if any, the Fund proposes to take with respect thereto;

(3) maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries and will make or cause to be made all necessary repairs and renewals to and replacements and improvements of these properties, in each case as in its judgment may be necessary to carry on its business properly and prudently; provided that the Fund and its Subsidiaries will not be prohibited from selling or transferring any of their properties in the ordinary course of business;

(4) maintain and cause its Subsidiaries to maintain property and liability insurance as would be maintained by a prudent owner;

(5) pay to the Indenture Trustee reasonable remuneration in accordance with the Indenture Trustee's fee schedule as it may be reasonably revised from time to time for its services as Indenture Trustee and pay to the Indenture Trustee on demand all costs, charges and expenses properly incurred by the Indenture Trustee in connection with the trusts created by this Indenture (including the compensation and disbursements of its counsel and other advisors or assistants not regularly in its employ), both before any Event of Default and thereafter until all duties of the Indenture Trustee under this Indenture have been finally and fully performed, and also (in addition to any right of indemnity given to the Indenture Trustee by law), at all times keep the Indenture Trustee and its directors, officers, employees and agents indemnified against all liabilities, losses, damages, actions, proceedings, costs, claims, expenses and demands in respect of any matter or thing done or omitted by the Indenture Trustee (other than through gross negligence or fraud by the Indenture Trustee or any of its directors, officers, employees and agents) in any way relating to this Indenture. Any amount due under this Section 6.01(5) and unpaid 30 days after demand for such payment will

bear interest from the expiration of such 30-day period at a prevailing rate set by the Indenture Trustee;

(6) duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(7) provide the Indenture Trustee with prompt written notice of the occurrence of any Event of Default.

6.02 Not to Extend Time for Payment of Principal or Interest

(1) To prevent any accumulation after maturity of unpaid interest or of unpaid Debt Securities, the Fund will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debt Securities or of any principal payable in respect of any Debt Securities or directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on the Debt Securities or any principal thereof or in any other manner.

(2) If the time for the payment of any interest or principal in respect of any Debt Securities of any series is extended, whether or not such extension is by or with the consent of the Fund, notwithstanding anything contained in this Indenture or in such Debt Securities, such interest or principal will not be entitled, in case of default under this Indenture, to the benefit of this Indenture except subject to the prior payment in full of the principal of all the Debt Securities of such series then outstanding and of all accrued interest on such Debt Securities the payment of which has not been so extended.

6.03 Indenture Trustee may Perform Covenants

If the Fund fails to perform any of its covenants contained in this Indenture, the Indenture Trustee may, to the extent it has actual notice thereof and in its discretion, but (subject to Section 7.03) need not, notify the Debtholders of such failure or may itself perform any of such covenants capable of being performed by it and, if any such covenant requires the payment of money, it may make such payment with its own funds, or with money borrowed by it for such purpose, but it will be under no obligation to do so or to notify the Debtholders of such failure. All sums so paid by the Indenture Trustee will be payable by the Fund in accordance with the provisions of Section 7.07. No such performance by the Indenture Trustee of any covenant contained in this Indenture or payment by the Fund of any sums advanced or borrowed by the Indenture Trustee pursuant to this Article will be deemed to relieve the Fund from any default or its continuing obligations under this Indenture.

ARTICLE 7 - DEFAULT AND ENFORCEMENT

7.01 Events of Default

Each of the following events in respect of a series of Debt Securities is an Event of Default:

(1) the Fund defaults in the payment of the principal of any Debt Security of such series; or

(2) the Fund defaults in payment of any interest when due on the Debt Securities in that series where such default continues for a period of three Business Days after the relevant Interest Payment Date; or

(3) the Fund defaults in the performance of or is in breach of any covenant in this Indenture, the Debt Securities or a Supplemental Indenture in connection with that series of Debt Securities where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to the Fund specifying the nature of such default or breach and requiring that it be remedied unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period and, in such event, within the period agreed to by the Indenture Trustee; or

(4) a final judgment or judgments (not subject to appeal) is or are rendered against the Fund or any Material Subsidiary in an aggregate amount in excess of $25 million by a court or courts of competent jurisdiction, which remains or remain undischarged and unstayed for a period of 60 days after the date on which the right or rights to appeal has or have expired, as the case may be; or

(5) the Fund or any Material Subsidiary defaults under the terms of any Indebtedness (other than Non-Recourse Indebtedness) where that default results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (after expiration of any applicable grace period) unless such acceleration is waived or rescinded, provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million; or

(6) the Fund or any Material Subsidiary generally does not pay its liabilities as they become due, admits in writing its inability to pay its liabilities generally as they become due or makes a general assignment for the benefit of the creditors of the Fund or otherwise acknowledges in writing the insolvency of the Fund or any proceeding is instituted by or against the Fund seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors or seeking the entry of an order for relief by the appointment of a receiver, liquidator, trustee or other similar official for the Fund or such Material Subsidiary or for any substantial part of the property of the Fund and, if such proceeding has been instituted against the Fund or such Material Subsidiary without the consent or concurrence of the Fund or such Material Subsidiary, the Fund or such Material Subsidiary (as the case may be) shall not in good faith be actively and diligently contesting the entry of an order, judgment or decree approving or giving effect to the relief sought in such proceeding and such proceeding has not been stayed or dismissed within 45 days.

7.02 Notice of Events of Default

(1) The Indenture Trustee will give to the holders of a series of Debt Securities, within a reasonable time (but not exceeding 30 days) after the Indenture Trustee receives actual notice of the occurrence of an Event of Default, notice of the Event of Default in respect of that series of Debt

Securities unless the Indenture Trustee in good faith determines that the withholding of such notice is in the best interests of Debtholders and so advises the Fund in writing.

(2) Where notice of an Event of Default has been given to holders of a series of Debt Securities and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing will be given by the Indenture Trustee to the Persons to whom notice was given pursuant to Section 7.02(1) within a reasonable time (not to exceed 30 days) after the Indenture Trustee becomes aware that the Event of Default has been cured.

7.03 Acceleration on Default

Subject to Section 7.04, if any Event of Default (other than an Event of Default described in Section 7.01(6)) has occurred and is continuing in respect of a series of Debt Securities, the Indenture Trustee may, in its discretion, and will, upon receipt of a Debtholders' Request of such series (subject to Section 7.04) by notice in writing to the Fund and each of the Guarantors, declare the principal of, Premium (if any) and the interest and additional amounts (if any) on all Debt Securities of the applicable series then outstanding and any other money payable under this Indenture or the applicable Supplemental Indenture in respect of such series to be due and payable and shall demand payment of same from the Fund and from each of the Guarantors. If an Event of Default described in Section 7.01(6) occurs, then the principal of, Premium (if any) and the interest and additional amounts (if any) on all Debt Securities then outstanding and any other moneys payable under this Indenture will become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Debtholder and the Indenture Trustee shall immediately demand payment of same from the Fund and from each of the Guarantors. Notwithstanding anything contained in this Indenture, any Supplemental Indenture or the Debt Securities to the contrary, if the Indenture Trustee makes such declaration or an Event of Default described in Section 7.01(6) occurs, the Fund will pay to the Indenture Trustee forthwith for the benefit of the holders of Debt Securities of such series the amount of principal of, Premium (if any) and accrued and unpaid interest (including interest on amounts in default) on all Debt Securities of such series and all other money payable, together with subsequent interest thereon at the rate borne by the Debt Securities from the date of such declaration until payment is received by the Indenture Trustee, to be applied in the order of priorities established in Section 7.07 in respect of that series of Debt Securities. Such payment, when made, will be deemed to have been made in discharge of the Fund's obligations under this Indenture.

7.04 Waiver of Default

(1) If an Event of Default occurs, other than an Event of Default contemplated by Section 7.01(6):

(a) the holders of more than 50% of the principal amount of the Debt Securities then outstanding of that series in respect of which the Event of Default has occurred will have the right (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Debtholders to instruct the Indenture Trustee to waive the Event of Default and/or annul the declaration made by the Indenture Trustee pursuant to Section 7.03 and the Indenture Trustee will

thereupon waive the Event of Default and/or annul such declaration upon such terms and conditions as such Debtholders prescribe; and

(b) the Indenture Trustee, so long as it has not become bound to institute any proceedings under this Indenture by virtue of a Debtholders' Request or any other reason, will have the power to waive the Event of Default if, in the Indenture Trustee's opinion, the same has been cured or adequate satisfaction made therefor, and in such event to annul any such declaration made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may consider advisable.

(2) No delay or omission of the Indenture Trustee or of any Debtholders to exercise any right or power accruing upon any Event of Default will impair any such right or power or be construed to be a waiver of any such Event of Default or acquiescence therein. No act or omission either of the Indenture Trustee or of such Debtholders will extend to or be taken in any manner whatsoever to affect any subsequent Event of Default under this Indenture or the rights resulting therefrom.

7.05 Enforcement by the Indenture Trustee

(1) If (i) an Event of Default described in Section 7.01(6) has occurred, or (ii) any other Event of Default has occurred and is continuing in respect of a series of Debt Securities and the Trustee has made a declaration pursuant to Section 7.03 in respect of such Event of Default but subject to (y) Section 7.04 and (z) the provisions of any Extraordinary Resolution that may be passed by holders of a series of Debt Securities as provided in this Indenture (or, for the purposes of clause (b) below, the provisions of the initial Extraordinary Resolution (or any subsequent Extraordinary Resolution) that shall have been passed directing or authorizing one or more of the acts, actions or proceedings mentioned in Section 9.09(1)(c)):

(a) the Indenture Trustee may in its discretion proceed to enforce the rights of the Indenture Trustee and the Debtholders by any action, suit, remedy or proceeding authorized or permitted by this Indenture or by law or equity, and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee and of the Debtholders filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Fund; and

(b) upon receipt of a Debtholders' Request and upon receiving sufficient funds and being indemnified to its satisfaction as provided in Section 11.01(2), the Indenture Trustee will exercise or take such one or more remedies as the Debtholders' Request may direct (provided that the Indenture Trustee will not have received an Extraordinary Resolution of the Debtholders of that series that it is inconsistent with such Debtholders' Request), provided that if any such Debtholders' Request directs the Indenture Trustee to take proceedings out of court the Indenture Trustee may in its discretion take judicial proceedings in lieu thereof.

(2) No remedy for the enforcement of the rights of the Indenture Trustee or the Debtholders will be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

(3) All rights of action under this Indenture may be enforced by the Indenture Trustee without the possession of any of the Debt Securities or Coupons or the production thereof at the trial or other proceedings relating thereto.

7.06 Debtholders May Not Sue

(1) No Debtholder will have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Indenture or by law or by equity for the purpose of enforcing any rights on behalf of the Debtholders or for the execution of any trust or power under this Indenture, unless:

(a) in the case of any suit by the holders of a series of Debt Securities, such Debtholders, by Extraordinary Resolution, have made a request to the Indenture Trustee to take action under this Indenture or a Debtholders' Request referred to in Section 7.03 has been delivered to the Indenture Trustee, and the Indenture Trustee has been offered a reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b) the holders of Debt Securities of such series or any of them have furnished to the Indenture Trustee, when requested by the Indenture Trustee, sufficient funds and an indemnity in accordance with Section 11.01(2);

(c) the Indenture Trustee has not received from the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request; and

(d) the Indenture Trustee has failed to institute any such proceeding.

(2) In the event that a holder has the right to institute proceedings under this Section 7.06 (but not otherwise) any Debtholder, acting on behalf of itself and all other Debtholders of such series, will be entitled to take proceedings in any court of competent jurisdiction such as the Indenture Trustee might have taken under Section 7.05, but in no event will any Debtholder or combination of Debtholders have any right to take any other remedy or proceedings out of court. It is intended that no one or more holders of Debt Securities will have any right in any manner whatsoever to enforce any right under this Indenture or under any Debt Security except subject to the conditions and in the manner provided in this Indenture, and that all powers and trusts under this Indenture will be exercised and all proceedings at law will be instituted, had and maintained by the Indenture Trustee, except only as provided in this Indenture, and in any event for the equal benefit of all holders of outstanding Debt Securities of the same series.

(3) The limitations in Section 7.06(1) do not apply to a suit instituted by a Debtholder for enforcement of payment of the principal of, Premium (if any), or interest on such Debt Security after the maturity date of the principal expressed in such Debt Security, as it may be amended pursuant to the provisions hereof.

7.07 Application of Money

(1) Except as otherwise provided in this Indenture, any money arising from any enforcement of this Indenture, whether by the Indenture Trustee or any holder of Debt Securities of any series, will be held by the Indenture Trustee and applied by it, together with any money then or thereafter in the hands of the Indenture Trustee available for the purpose, as follows:

(a) first, in payment or reimbursement to the Indenture Trustee of the remuneration, expenses, disbursements and advances of the Indenture Trustee earned, incurred or made in the administration or execution of the trusts under this Indenture or otherwise in relation to this Indenture with interest thereon as provided in this Indenture;

(b) second, in or towards payment of the principal of all of the Debt Securities of such series then outstanding and thereafter in or towards payment of the accrued and unpaid interest and interest on overdue interest on such Debt Securities (or if the Debtholders by instrument signed by the holders of a majority of the aggregate principal amount of the Debt Securities of such series then outstanding or by Extraordinary Resolution passed at a meeting of Debt Securities of such series, have directed payments to be made in accordance with any other order of priority, or without priority as between principal and interest, then such money shall be applied in accordance with such direction); and

(c) third, the surplus (if any) of such money will be paid to the Fund or as it may direct.

(2) Notwithstanding Section 7.07(1), no payments will be made in respect of the principal of, Premium (if any) or interest on any Debt Security held, directly or indirectly, by or for the benefit of the Fund or an Affiliate (other than any Debt Security pledged for value and in good faith to a Person other than the Fund, but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal of, Premium (if any) and interest on all Debt Securities of such series which are not so held.

7.08 Distribution of Proceeds

Payments to Debtholders pursuant to Section 7.07(1)(b) will be made as follows:

(1) at least 21 days' notice of every such payment will be given in the manner provided in Article 13 specifying the date and time when and the place or places where the Debt Securities and Coupons are to be presented and such payments are to be made and the amount of the payment and the application thereof as between principal, Premium (if any) and interest;

(2) payment of any Debt Security or Coupon will be made upon presentation thereof at any one of the places specified in such notice and any such Debt Security or Coupon thereby paid in full will be surrendered and otherwise a notation of such payment will be endorsed thereon, provided that the Indenture Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it considers sufficient;

(3) from and after the date of payment specified in the notice, interest will accrue only on the amount owing on each Debt Security after giving credit for the amount of the payment specified in such notice unless the Debt Security in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(4) the Indenture Trustee will not be required to make any partial or interim payment to holders of Debt Securities of any series unless the money in its hands, after reserving therefrom such amount as the Indenture Trustee may think necessary to provide for the payments described in Section 7.07(1)(a), exceeds 5% of the aggregate principal amount of the outstanding Debt Securities of such series, but it may retain the money so received by it and deal with the same as provided in Section 11.09 until the money or investments representing the same, with the income derived therefrom, together with any other money for the time being under its control, is sufficient for such purpose or until it considers it advisable to apply the same in the manner set out above.

7.09 No Recourse Against Unitholders, etc.

No unitholder of the Fund or annuitant under a plan of which a unitholder acts as trustee or carrier will be held to have any personal liability as such, and no resort will be had to the private property of any unitholder of the Fund or annuitant under a plan of which a unitholder acts as trustee or carrier for satisfaction of any obligation or claim arising out of or in connection with this Indenture, and only the assets of the Fund are liable and subject to levy or execution for full satisfaction. In particular, the Debtholders will not have any, and the Indenture Trustee hereby waives and releases any, right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present and future Trustee or officer, employee or agent of the Fund or of any Successor for the payment of the principal of, Premium (if any) and interest on any of the Debt Securities or for the performance of any covenant or agreement or for the correctness of any representation or warranty by the Fund in this Indenture or in the Debt Securities.

7.10 Persons Dealing with Indenture Trustee

No Person dealing with the Indenture Trustee or any of its agents will be required to inquire whether an Event of Default has occurred, or whether the powers which the Indenture Trustee is purporting to exercise have become exercisable, or whether any money remains due under this Indenture, any Supplemental Indentures or the Debt Securities, or to see to the application of any money paid to the Indenture Trustee; and in the absence of fraud on the part of such Person, such dealing will be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

7.11 Remedies Cumulative

No remedy conferred in this Indenture upon or reserved to the Indenture Trustee or the Debtholders is intended to be exclusive of any other remedy, but each and every such remedy will be in addition to every other remedy given under this Indenture or now or hereafter existing by law or by statute.

7.12 Judgment Against the Fund

In the case of any judicial or other proceedings to obtain judgment for the principal of, Premium (if any) or interest on the Debt Securities, judgment may be rendered against the Fund in favour of the Debtholders or in favour of the Indenture Trustee, as trustee for the Debtholders, for any amount which may remain due in respect of the Debt Securities and the interest and Premium (if any) thereon.

7.13 Recourse and Destruction

Each Debtholder is entitled to recourse to the assets of the Fund to satisfy the obligations of the Fund to that Debtholder. That recourse will exist in full even if the Trustees have no right to seek indemnification from the assets of the Fund or to apply those assets in satisfaction of those obligations or if those rights of the Trustees are impaired. For greater certainty, any rights of the Debtholders pursuant to this Section shall be enforced in accordance with this Article 7.

ARTICLE 8 - SATISFACTION AND DISCHARGE

8.01 Cancellation and Destruction

All matured Debt Securities will forthwith after payment thereof be delivered to the Indenture Trustee or to a Person appointed by it or by the Fund with the approval of the Indenture Trustee and will be cancelled by the Indenture Trustee. All Debt Securities or Coupons which are cancelled or required to be cancelled under this or any other provision of this Indenture will be destroyed by the Indenture Trustee and, if required by the Fund, the Indenture Trustee will furnish to it a certificate setting out the designating numbers and denominations of the Debt Securities or Coupons so destroyed.

8.02 Release from Covenants

Upon proof being given to the reasonable satisfaction of the Indenture Trustee that:

(1) the principal of all of the Debt Securities, Premium (if any) and interest (including interest on amounts in default) thereon and other money payable under this Indenture has been paid or satisfied; or

(2) all the outstanding Debt Securities have matured or have been duly called for redemption (or the Indenture Trustee has been given irrevocable instructions by the Fund to publish, within 90 days, notice of redemption of all outstanding Debt Securities), and such payment or redemption has been duly provided for by payment to the Indenture Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Indenture Trustee in relation to this Indenture and all interest thereon and the remuneration of the Indenture Trustee (or upon provision satisfactory to the Indenture Trustee being made therefor), at the request and at the expense of the Fund, the Indenture Trustee will forthwith execute and deliver to the Fund such deeds or other instruments necessary to evidence the satisfaction and discharge of this Indenture and to release the Fund from its covenants in this Indenture, except those relating to the indemnification of the Indenture Trustee.

8.03 Failure to Surrender Debt Securities and Coupons

If the holder of any Debt Security or Coupon fails to surrender the same for payment on the date on which the principal thereof, Premium (if any) and interest thereon or represented thereby becomes payable, either at maturity or on the date fixed for redemption thereof or otherwise, and does not within such time accept payment in respect thereof or give such receipt therefor (if any), as the Indenture Trustee may require:

(1) the Fund will be entitled to pay to the Indenture Trustee and direct it to set aside, or the Fund will be entitled to make provision in form satisfactory to the Indenture Trustee in its absolute discretion for the payment of; or

(2) in respect of money deposited with the Indenture Trustee which may or should be applied to the payment or redemption of the Debt Securities, the Fund will be entitled to direct the Indenture Trustee in its discretion for the payment of,

the principal, Premium (if any) and interest, as the case may be, in trust to be paid to the holder of such Debt Security or Coupon upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, Premium (if any) and interest payable on each Debt Security and each Coupon in respect of which such funds have been set aside will be deemed to have been paid and thereafter such Debt Securities or Coupons will not be considered as outstanding under this Indenture and the holder thereof will thereafter have no right in respect thereof except that of receiving payment of the money so set aside or provided (without interest) upon due presentation and surrender of the relevant Debt Security or Coupon, subject always to the provisions of Section 8.04. Any money so set aside may and, if remaining unclaimed for 60 days and upon request by written instructions of the Fund, shall be invested by the Indenture Trustee in accordance with Section 11.09.

8.04 Repayment of Unclaimed Money

Any money deposited to a Debt Account by the Fund pursuant to Section 2.09 or paid to the Indenture Trustee pursuant to Sections 8.02 or 8.03 or following an Event of Default, and not claimed by and paid to holders of Debt Securities or Coupons within two years after the date on which payment first becomes due and payable, subject to applicable law, will be repaid to the Fund, on demand, and thereupon the Fund will be released from all further liability with respect to such money, and thereafter the holders of the Debt Securities or Coupons in respect of which such money was so repaid to the Fund will have no rights in respect thereof and the Fund will be discharged from its obligations in respect thereof.

8.05 Defeasance

(1) Subject to the satisfaction of the conditions set forth in this Section 8.05(1), at any time that any series of Debt Securities is outstanding (the **"Specified Series"**), the Indenture Trustee will, at the request and expense of the Fund, execute and deliver to the Fund such deeds and other instruments as are necessary to release the Fund from the terms of this Indenture and the Supplemental Indenture relating to the Specified Series, other than those relating to the indemnification of the Indenture Trustee:

(a) the Fund shall have delivered to the Indenture Trustee evidence to the reasonable satisfaction of the Indenture Trustee that the Fund has (i) deposited sufficient funds for payment of all principal, Premium (if any), interest and other amounts due or to become due on the Specified Series, (ii) deposited funds or made provision for the payment of all expenses of the Indenture Trustee to carry out its duties under this Indenture, and (iii) deposited funds for the payment of taxes for which the Indenture Trustee is or may be liable or otherwise arising or payable by the Fund with respect to all deposited funds or other provision for payment, in each case irrevocably pursuant to the terms of (y) a trust agreement in form and substance satisfactory to the Fund and the Indenture Trustee, or (z) other arrangements in compliance with Section 8.05(3);

(b) the Fund shall have delivered to the Indenture Trustee an opinion of counsel acceptable to the Indenture Trustee to the effect that the holders of the Specified Series will not be subject to any taxes as a result of the exercise by the Fund of this defeasance option and that the holders of the Specified Series will be subject to taxes, including those in respect of income (including taxable capital gain) in the same amount, in the same manner and at the same time or times as would have been in the case if the Fund had not exercised its option to defease the Specified Series;

(c) no Event of Default has occurred and is continuing on the date of the deposit referred to in Section 8.05(1)(a);

(d) the making of the deposits referred to in paragraph (a) above does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Fund is a party or by which the Fund is bound;

(e) the Fund shall have delivered to the Indenture Trustee a Certificate stating that to the best of the belief of the officer signing such Certificate, the deposit referred to in paragraph (a) above was not made by the Fund with the intent of preferring the holders of the Specified Series over the other creditors of the Fund with the intent of defeating, hindering, delaying or defrauding creditors of the Fund or others; and

(f) the Fund shall have delivered to the Indenture Trustee a Certificate stating that all conditions precedent provided for or relating to the defeasance have been complied with.

(2) The Fund will be deemed to have made due provision for the depositing of funds if it deposited or caused to be deposited Payout Securities with the Indenture Trustee under the terms of an irrevocable trust agreement, solely for the benefit of the holders of a Specified Series stated therein. **"Payout Securities"** means cash or securities denominated in Canadian dollars constituting direct obligations of Canada or an agency or instrumentality of Canada, which will be sufficient, in the opinion of a firm of independent chartered accountants or an investment dealer acting reasonably and acceptable to the Indenture Trustee, to provide for payment in full of the Specified Series in accordance with the terms thereof and all other sums payable pursuant to Section 8.05(1)(a).

(3) If the opinion mentioned in Section 8.05(1)(b) cannot be obtained from counsel acceptable to the Indenture Trustee, the Fund shall, at its option and instead of the deposit of Payout Securities under a trust agreement in accordance with Section 8.05(2), deposit the Payout Securities with the Indenture Trustee pursuant to alternate arrangements as proposed by the Fund, subject to the following terms and conditions:

(a) such arrangements shall be to the satisfaction of the Indenture Trustee and, in the opinion of counsel acceptable to the Indenture Trustee, will be upon such terms to preserve and not impair any of the rights and powers of the Indenture Trustee and of the holders of the Specified Series under this Indenture as are applicable in the circumstances;

(b) the Fund shall have delivered to the Indenture Trustee an opinion of counsel acceptable to the Indenture Trustee to the effect that the holders of the Specified Series will not be subject to any taxes as a result of the entering into of such alternate arrangements and that the holders of the Specified Series will be subject to taxes, including those in respect of income (including taxable capital gain) in the same amount, in the same manner and at the same time or times as would have been in the case if the Fund had not exercised its option to defease the Specified Series;

(c) nothing in this paragraph (3) shall prejudice or otherwise detract from the conditions in Section 8.05(1), Sections 8.05(4) or (5),all of which shall remain in full force and effect.

(4) The Indenture Trustee will hold in trust the Payout Securities deposited with it pursuant to this Section 8.05, and will apply the same in accordance with this Indenture to the payment of principal of, Premium (if any), and interest on, the Specified Series.

(5) If the Indenture Trustee is unable to apply the Payout Securities in accordance with this Section 8.05 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Fund's obligations under this Indenture and the Specified Series will be revived and reinstated as though no Payout Securities had been deposited pursuant to this Section 8.05 until such time as the Indenture Trustee is permitted to apply all the Payout Securities in accordance with this Section 8.05; provided that if the Fund has made any principal, Premium (if any) or interest payments on Debt Securities because of the reinstatement of its obligations, the Fund will be subrogated to the rights of the holders of the Specified Series to receive such payment from the Payout Securities held by the Indenture Trustee.

ARTICLE 9- MEETINGS OF DEBTHOLDERS

9.01 Right to Convene Meetings

(1) At any time and from time to time, the Indenture Trustee on behalf of the Fund may and, on receipt of a Written Order or a Debtholders' Request from holders of Debt Securities of any series of Debt Securities, and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Indenture Trustee by the Fund or the Debtholders signing such Debtholders' Request, will, convene a meeting of the Debtholders of that series. If, in the opinion of

counsel to the Fund, any business to be transacted at any meeting or any action to be taken or power to be exercised by signed instrument pursuant to this Article 9 does not adversely affect the rights of holders of Debt Securities of one or more particular series, no notice of any such meeting need be given to the holders of the Debt Securities of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as the Debt Securities of a particular series are outstanding or an Event of Default relating to one series of Debt Securities will be deemed not to adversely affect the rights of the holders of the Debt Securities of any other series.

(2) At any time and from time to time, the Indenture Trustee on behalf of the Fund may and, on receipt of a Written Order or a Debtholders' Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Indenture Trustee by the Fund or the Debtholders signing such Debtholders' Request, will, convene a meeting of all Debtholders.

(3) If the Indenture Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Fund or such Debtholders may themselves convene such meeting and the notice calling such meeting may be signed by such person as those Debtholders designate. Every such meeting will be held in Toronto or such other place as the Indenture Trustee may in any case determine or approve.

9.02 Notice

At least 21 days' notice of any meeting of the holders of Debt Securities of any series or of all series then outstanding, as the case may be, will be given to the holders of Debt Securities in that series or in all series then outstanding, as applicable, and to the Indenture Trustee unless the meeting has been called by it, and to the Fund unless the meeting has been called by it. Such notice will state the time when and the place where the meeting is to be held and will state briefly the general nature of the business to be transacted thereat, but it will not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article.

9.03 Chairman

The Chief Executive Officer of the Fund, if present, will be the Chairman of any meeting of Debtholders. Otherwise, an individual, who need not be a Debtholder, nominated in writing by the Indenture Trustee will be chairman of the meeting. If no individual is so nominated or if the individual so nominated is unable or unwilling to act or is not present within 15 minutes from the time fixed for the holding of the meeting, the Debtholders present in person or by proxy will choose an individual present to be chairman.

9.04 Quorum

Subject to this Indenture, at any meeting of the holders of a series of Debt Securities, a quorum will consist of two or more Debtholders present in person or by proxy and representing at least 25%, or, if the meeting is called to pass an Extraordinary Resolution, 50%, of the aggregate principal amount of the Debt Securities then outstanding in that series. At any meeting of the holders of all series of Debt Securities then outstanding, a quorum will consist of two or more Debtholders present in person or by proxy and representing at least 25%, or, if the meeting is called

to pass an Extraordinary Resolution, 50%, of the aggregate principal amount of all Debt Securities then outstanding. If a quorum of the Debtholders is not present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Debtholders or pursuant to a Debtholders' Request, will be dissolved; but in any other case the meeting will be adjourned to be held at a place and upon a date and at an hour to be fixed by the Indenture Trustee which will give at least 14 days' notice of the date, time and location to which such meeting is adjourned and which notice will state that at such adjourned meeting a quorum will consist of the holders of Debt Securities in that series, or in all series then outstanding, as applicable, then and there represented in person or by proxy. For clarity, if a meeting to pass an Extraordinary Resolution is adjourned, at the adjourned meeting a resolution passed by the favourable votes of not less than 66⅔% or, in the case of Section 9.09(2), 75% of the principal amount of Debt Securities represented at the meeting will be an Extraordinary Resolution for the purposes of this Indenture, notwithstanding that the holders of more than 50% of the principal amount of the applicable Debt Securities are not present in person or by proxy at such adjourned meeting.

9.05 Power to Adjourn

The chairman of any meeting at which a quorum of Debtholders is present may, with the consent of the holders of a majority in principal amount of the Debt Securities represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.06 Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debtholder or as proxy, will have one vote. On a poll each Debtholder present in person or represented by a duly appointed proxy will be entitled to one vote in respect of each $1,000 principal amount of Debt Securities of the relevant series of which it is the holder. A proxy need not be a Debtholder. In the case of joint registered holders of Debt Securities, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Debt Securities of which they are joint registered holders.

9.07 Show of Hands

Every question submitted to a meeting, except an Extraordinary Resolution, will be decided by a majority of the votes given on a show of hands or, if a poll is requested as provided in this Indenture, by a majority of the votes cast on the poll and will be binding on all holders of Debt Securities in the relevant series, or in all series then outstanding, as applicable. At any meeting of Debtholders where no poll is required or requested, a declaration made by the chairman that a resolution has been carried, or carried by any particular majority, or lost, will be conclusive evidence thereof.

9.08 Poll

A poll will be taken on every Extraordinary Resolution or when required by a Debtholder or a proxy representing a Debtholder holding at least 5% of the principal amount of Debt Securities represented at the meeting. If at any meeting a poll is so demanded on the election of a

chairman or on a question of adjournment, it will be taken forthwith. If at any meeting a poll is demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll will be taken in such manner and either at once or after an adjournment as the Chairman directs. The result of a poll will be deemed to be the decision of the meeting at which the poll was demanded and will be binding on all holders of Debt Securities in the relevant series.

9.09 Powers Exercisable by Extraordinary Resolution

(1) In addition to any powers conferred by any other provisions of this Indenture, holders of any series of Debt Securities by Extraordinary Resolution have the power in respect of that series of Debt Securities to:

(a) subject to the provisions of this Indenture, approve any change whatsoever in any of the provisions of such Debt Securities or of this Indenture and any modification, abrogation, alteration, compromise or arrangement of the rights of the Debtholders and/or the Indenture Trustee against the Fund;

(b) approve any transaction whereby all or substantially all of the undertaking, property and assets of the Fund would become the property of another Person, provided that no such approval will be necessary in respect of any such transaction if the provisions of Article 10 have been complied with;

(c) direct or authorize the Indenture Trustee (subject to indemnification and funding pursuant to Section 11.01(2)), to exercise or refrain exercising any power conferred upon it by this Indenture or to take any act, action or proceeding in the exercise of such power or to otherwise direct the manner in which such power may be exercised;

(d) waive and direct the Indenture Trustee to waive any default or Event of Default under this Indenture and/or cancel any declaration made by the Indenture Trustee pursuant to Section 7.03 either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) restrain any holder of a Debt Security or a Coupon of such series from taking or instituting any suit, action or proceeding for recovery of amounts payable under such Debt Security or under this Indenture or from the execution of any trust or power under this Indenture or for the appointment of a trustee in bankruptcy or the winding up of the Fund or for any other remedy under this Indenture and to direct such holder of any such Debt Security to waive any Event of Default on which any suit or proceeding is founded;

(f) direct any holder of a Debt Security or a Coupon of such series bringing any action, suit or proceeding to stay or discontinue or otherwise deal with the same in the manner directed by such Extraordinary Resolution upon payment (if the taking of such action, suit or proceeding has been permitted by Section 7.06) of the costs, charges and expenses reasonably and properly incurred by such Debtholder in connection therewith;

(g) appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the Extraordinary Resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the holders of such Debt Securities, such of the powers of the Debtholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the Extraordinary Resolution appointing the committee, and to remove any committee so appointed. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Indenture Trustee. Such committee will consist of such number of persons prescribed in the Extraordinary Resolution appointing it and the members need not be themselves holders of such Debt Securities. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a person is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all holders of such Debt Securities. Neither the committee nor any member of it nor the Indenture Trustee will be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(h) assent to any judgment, compromise or arrangement by the Fund with any creditor or creditors or any class or classes of creditors or with the holders of any securities of the Fund, provided that no assent will be necessary in respect of a judgment for less than $5 million;

(i) provided the holders of every series of Debt Securities passes an Extraordinary Resolution to that effect, remove the Indenture Trustee from office and appoint a new Indenture Trustee;

(j) authorize the distribution in specie of any shares, bonds, debt securities or other securities or obligations and/or cash or other consideration received by the Trustee on behalf of Debtholders or the use or disposition of the whole or any part of such shares, bonds, debt securities or other securities or obligations and/or cash or other consideration in such manner and for such purpose as may be considered advisable and specified in such Extraordinary Resolution;

(k) approve the exchange of the Debt Securities for or the conversion thereof, at the option of the Fund, into shares, bonds, debt securities or other securities or obligations of the Fund or any entity formed or to be formed; and

(l) amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Debtholders or by any committee appointed pursuant to Section 9.09(1)(g).

(2) Notwithstanding Section 9.09(1), a resolution passed by the favourable votes of holders of not less than 75% of the outstanding principal amount of Debt Securities of any series represented at a meeting of holders of Debt Securities of such series will be required:

(a) to change the stated maturity of the principal or Redemption Price of or any Premium or installment of interest on, such Debt Securities;

(b) to reduce the principal amount of, Premium (if any) or interest on, such Debt Securities;

(c) to change the place or currency of payment of principal or Redemption Price of, or Premium (if any) or interest on, such Debt Securities; or

(d) to amend the percentage of holders of such Debt Securities of such series necessary to approve an Extraordinary Resolution.

9.10 Signed Instruments

Any action which may be taken and any power which may be exercised by the holders of a series of Debt Securities at a meeting held as provided in this Article 9 may also be taken and exercised by the holders of not less than 50% of the aggregate principal amount of the outstanding Debt Securities in such series by a signed instrument, except for matters required to be approved by Extraordinary Resolution in which case such matter may be approved by an instrument signed by 66⅔% or, where 75% is required pursuant to Section 9.09(2), 75%, of the aggregate principal amount of outstanding Debt Securities of such series, and the expressions **"resolution"** or **"Extraordinary Resolution"** when used in this Indenture will include instruments so signed. Notice of any resolution or Extraordinary Resolution passed in accordance with this Section 9.10 will be given by the Indenture Trustee to the Debtholders affected thereby within 30 days of the date on which such resolution or Extraordinary Resolution was passed.

9.11 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Debtholders will be binding upon all Debtholders to which such resolution relates, whether present at or absent from such meeting, and every instrument signed by Debtholders in accordance with Section 9.10 will be binding upon all the Debtholders to which such instrument relates, whether signatories thereto or not, and each and every Debtholder will be bound to give effect to every such resolution, Extraordinary Resolution and instrument. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Indenture Trustee (relying on the advice of counsel) to be effective only with respect to Debt Securities of a particular series, may be modified by the required resolution or consent of the holders of the Debt Securities of such series in the same manner as if the Debt Securities of such series were the only Debt Securities outstanding under this Indenture.

9.12 Powers Cumulative

Any one or more powers and/or any combination of powers in this Indenture stated to be exercisable by Debtholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time will not be deemed to exhaust the right of the holders of that series of Debt Securities to

exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by Extraordinary Resolution will derogate in any way from the rights of the Fund pursuant to this Indenture.

9.13 Minutes

Minutes of all resolutions and proceedings at every meeting of holders of a series of Debt Securities will be made and duly entered in books to be provided for that purpose by the Indenture Trustee at the expense of the Fund, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of holders of that series of Debt Securities, will be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes have been made, will be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat, to have been duly passed and had.

9.14 Fund and Indenture Trustee May Be Represented

The Fund and the Indenture Trustee, by their Trustees, directors, officers and employees, as applicable, and the legal advisers of the Fund and the Indenture Trustee may attend any meeting of Debtholders, but will have no vote as such.

9.15 Evidence of Rights of Debtholders

(1) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debtholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debtholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

(2) Notwithstanding Section 9.15(1), the Indenture Trustee may in its discretion require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it considers proper.

9.16 Regulations

(1) The Indenture Trustee or the Fund, with the approval of the Indenture Trustee, may from time to time make reasonable regulations (and reasonable variations thereof) as it thinks fit providing for, without limitation:

(a) voting by proxy by holders of Registered Debt Securities and the form of the instrument appointing a proxy (which will be in writing) and the manner in which the

same may be executed and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) the deposit of instruments appointing proxies at such place or places and in such custody as the Indenture Trustee, the Fund or the Debtholders convening a particular meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same will be deposited;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of instruments appointing proxies to be mailed, cabled, telegraphed, telecopied or sent by telex before the meeting to the Fund or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) the issue of voting certificates to holders of Unregistered Debt Securities:

(i) by any bank, trust company, or other depositary approved by the Indenture Trustee certifying that specified Unregistered Debt Securities have been deposited with it by a named holder and will remain on deposit until after the meeting and any adjournment thereof; and

(ii) by any bank, trust company, governmental departments or agency approved by the Indenture Trustee certifying that it is the holder of specified Unregistered Debt Securities and will continue to hold the same until after the meeting and any adjournment thereof;

which voting certificates will entitle the holders named in them to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders so named in such voting certificates were the actual holders of the Debt Securities in bearer form specified therein.

(2) Any regulations made in accordance with Section 9.16(1) will be binding and effective and the votes given in accordance therewith will be valid and counted. Except as such regulations may provide, the only Persons who will be recognized at any meeting of the holders of Debt Securities entitled to vote or be present at the meeting in respect thereof, will be Persons who produce Unregistered Debt Securities at the meeting and the holders of Registered Debt Securities of the series in respect of which the meeting was called and persons whom such Debtholders have duly appointed as their proxies.

ARTICLE 10 - SUCCESSORS TO THE FUND

10.01 Restrictions on Amalgamation, Merger and Sale of Certain Assets

The Fund may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(1) the entity (the "**Successor**" including, if required in the case of a joint venture, the parties to such joint venture) formed by such consolidation or amalgamation or into which the Fund is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of the Fund substantially as an entirety is a corporation, trust, partnership, limited partnership, joint venture or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) the Successor assumes under a Supplemental Indenture with the Indenture Trustee in form satisfactory to counsel to the Indenture Trustee (who may be counsel to the Fund), all obligations of the Fund under the Indenture, any Supplemental Indenture and the Debt Securities, and such transaction to the satisfaction of the Indenture Trustee and in the opinion of counsel will be upon such terms to preserve and not to impair any of the rights and powers of the Indenture Trustee and of the Debtholders under this Indenture;

(2) immediately before and immediately after giving effect to such transaction, no Event of Default has occurred and is continuing;

(3) where any Supplemental Indenture includes a covenant restricting the amount of Indebtedness the Fund may incur, immediately after giving effect to such transaction, the Successor could incur at least $1.00 of Indebtedness under such Supplemental Indenture;

(4) each of the Guarantors shall have executed and delivered to the Indenture Trustee a confirmation that the Guarantee executed by such Guarantor shall continue to guarantee the obligations of the Successor under the Debt Securities; and

(5) the Fund has delivered to the Indenture Trustee a Certificate and an opinion of counsel each stating that such consolidation, amalgamation, merger, sale, lease or transfer and such supplemental indenture comply with this Article and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

10.02 Vesting of Powers in Successor

Whenever the conditions of Section 10.01 have been duly observed and performed, the Indenture Trustee will execute and deliver a supplemental indenture as provided for in Article 14 and then:

(1) the Successor will possess and from time to time may exercise each and every right and power of the Fund under this Indenture in the name of the Fund or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any Trustees or officers of the Fund may be done and performed with like force and effect by the like trustees or directors or officers of such Successor; and

(2) the Fund will be released and discharged from liability under this Indenture and the Indenture Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11 - THE INDENTURE TRUSTEE

11.01 Duties of Indenture Trustee

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Indenture Trustee will act honestly and in good faith exercise that degree of care, diligence and skill that a reasonably prudent institutional trustee would exercise in comparable circumstances. Subject to the foregoing, the Indenture Trustee will be liable for its own fraud and gross negligence. The Indenture Trustee will not be liable for any act or default on the part of any agent employed by it or a co-trustee, or for having permitted any agent or co-trustee to receive and retain any money payable to the Indenture Trustee, except as aforesaid. The Indenture Trustee will read, and act upon (as required by this Indenture) all of the Written Orders, Written Directions, Certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

(2) Subject only to Section 11.01(1), the obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Indenture Trustee or Debtholders under this Indenture will be conditional upon such Debtholders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions in this Indenture will require the Indenture Trustee to expend, commit or otherwise risk its own funds in the exercise of any of its rights or powers unless the Trustee has been funded and indemnified in accordance with this Section 11.01(2).

(3) The Indenture Trustee, prior to commencing or at any time during the continuance of any such act, action or proceeding, may require the Debtholders at whose instance it is acting to deposit with it Debt Securities held by them, for which Debt Securities the Indenture Trustee will issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Indenture Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 11.01 and Section 11.03.

11.02 No Conflict of Interest

The Indenture Trustee represents to the Fund that at the date of the execution and delivery of this Indenture there exists no material conflict of interest between the role of the Indenture Trustee as a fiduciary under this Indenture and the Indenture Trustee's role in any other capacity. If at any time a material conflict of interest exists in the Indenture Trustee's role as a fiduciary under this Indenture that is not eliminated within 90 days after the Indenture Trustee becomes aware that such a material conflict of interest exists, the Indenture Trustee will resign from the trusts under this Indenture by giving notice in writing of the nature of the conflict to the Fund at least 21 days prior to such resignation and will thereupon be discharged from all further duties and

liabilities hereunder. Upon such resignation, the Indenture Trustee will be discharged from all further duties and liabilities under this Indenture. If, notwithstanding the foregoing provisions of this Section, the Indenture Trustee has a material conflict of interest, the validity and enforceability of this Indenture, any Supplemental Indenture and any Debt Securities issued under any Supplemental Indenture will not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Indenture Trustee contravenes the foregoing provisions of this Section, any interested party may apply to the Ontario Superior Court of Justice for an order that the Indenture Trustee be replaced as trustee under this Indenture.

11.03 Reliance upon Evidence of Compliance

(1) In the exercise of its rights, duties and obligations, the Indenture Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon Written Orders, Written Directions, Certificates, Debtholders' Requests, resolutions, Extraordinary Resolutions, statutory declarations, opinions, reports, certificates or other evidence furnished pursuant to any covenant, condition or other requirement of this Indenture or required by the Indenture Trustee to be furnished to it in the exercise of its rights and duties under this Indenture where such statutory declarations, opinions, reports or certificates comply with the requirements of this Indenture and the Indenture Trustee examines such evidence and determines that such evidence indicates compliance with the applicable requirements of this Indenture. If there is a conflict between the provisions of this Indenture and the provisions of any law applicable to this Indenture or the Indenture Trustee, the provisions of such law will prevail.

(2) In addition to the reports, certificates, opinions, statutory declarations and other evidence required by this Indenture, the Fund will furnish to the Indenture Trustee such additional evidence of compliance with any provisions of this Indenture in such form as the Indenture Trustee may reasonably require by written notice to the Fund.

11.04 Employing Agents

The Indenture Trustee may employ or retain such counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of determining and discharging its duties under this Indenture. The remuneration, costs and expenses of any such counsel, auditor, accountant, appraiser or other expert or advisor will be paid by the Fund.

11.05 Indenture Trustee May Deal in Debt Securities

Subject to Sections 11.02 and 11.03, the Indenture Trustee may buy, sell, lend upon and deal in the Debt Securities or other securities of the Fund, either with the Fund or otherwise, and generally contract and enter into financial transactions with the Fund or otherwise, without being liable to account for any profits made thereby.

11.06 Indenture Trustee Not required to Give Security

The Indenture Trustee will not be required to give any bond or security for the execution of the trusts or otherwise in respect of this Indenture.

11.07 Action by Indenture Trustee to Protect Interests

The Indenture Trustee will have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debtholders.

11.08 Protection of Indenture Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(1) the Fund hereby indemnifies and saves harmless the Indenture Trustee and its directors, officers, employees and agents from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever brought against the Indenture Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature except only in the event of the gross negligence or fraud of the Indenture Trustee or any of its directors, officers, employees or agents. This indemnity will survive the removal or resignation of the Indenture Trustee under this Indenture and the termination of the Indenture;

(2) the Indenture Trustee will not be liable for or by reason of any statements of fact in this Indenture or in the Debt Securities (except the representation contained in Sections 11.02 and 11.11 and in the certificate of the Indenture Trustee on the Debt Securities) or required to verify the same, but all such statements are and will be deemed to be made by the Fund;

(3) the Indenture Trustee will not be bound to give notice to any Person of the execution of this Indenture;

(4) the Indenture Trustee will not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Fund of any of the covenants contained in this Indenture or of any acts of the agents or employees of the Fund;

(5) the Indenture Trustee shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, made in good faith by it or for anything which it may do or refrain from doing in good faith in connection herewith, except arising out of its own fraud or gross negligence or the failure to comply with the standard of care described in the first sentence of Section 11.01(1);

(6) the Indenture Trustee will not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Fund or of any Person on whose signature the Indenture Trustee may be called upon or entitled to act or refrain from acting under this Indenture;

(7) the Indenture Trustee will not be required to disburse monies according to this Indenture except to the extent that monies have been deposited with it;

(8) neither the Indenture Trustee nor any Affiliates of the Indenture Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Fund; and

(9) nothing in this Indenture will impose on the Indenture Trustee any obligation to see to, or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture.

11.09 Investment of Trust Money

Unless otherwise provided in this Indenture, any money held by the Indenture Trustee, which under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Indenture Trustee or which may be in the hands of the Indenture Trustee, may be invested and reinvested in the name or under the control of the Indenture Trustee as directed in writing by the Fund in any of the debt securities in which trustees are by the laws of the Province of Ontario authorized to invest at the time of investment maturing not later than one year from such time. Pending such investment, such money may be placed by the Indenture Trustee on deposit in a chartered bank in Canada, or with its own deposit department at the rate of interest then current for similar deposits and, provided that the Fund is not in default under this Indenture, will credit the Fund with interest received on money deposited with other depositories and on all money invested as provided in this Section 11.09, provided, however, that the Indenture Trustee may apply such interest and other income to pay amounts howsoever payable under this Indenture (including, without limitation, the remuneration and expenses of the Indenture Trustee). Unless an Event of Default in respect of principal of, Premium (if any) and interest on the Debt Securities or in respect of money payable under this Indenture has occurred and is continuing, all interest or other income received by the Indenture Trustee in respect of such deposits and investments will belong to the Fund and will be reimbursed to the Fund forthwith upon receipt thereof by the Indenture Trustee.

11.10 Resignation or Removal of Indenture Trustee

(1) The Indenture Trustee may resign from the trusts under this Indenture and thereupon be discharged from all further duties and liabilities under this Indenture by giving to the Fund 60 days' written notice or such shorter notice as the Fund may consider sufficient.

(2) If the Indenture Trustee resigns or is removed or dissolves, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting under this Indenture, the Fund will forthwith appoint a new Indenture Trustee unless a new Indenture Trustee has already been appointed by the Debtholders; failing such appointment by the Fund, the retiring Indenture Trustee at the Fund's expense may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct, for the appointment of a new Indenture Trustee. Any new Indenture Trustee so appointed by the Fund or by the Court will be subject to removal by all Debtholders by Extraordinary Resolution. Any new Indenture Trustee appointed under any provision of this Section 11.10 will be a corporation authorized to carry on the business of a trust company in each province and territory of Canada. On any new appointment, the new Indenture Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Indenture Trustee. The expense of any, act, document or other instrument or thing required or permitted under this Section 11.10 will be satisfied from the assets of the Fund.

(3) Forthwith upon appointment, any new or successor Indenture Trustee will become vested with all the estates, properties, rights, powers and trusts of its predecessors in the trusts under this Indenture, with like effect as if originally named as Indenture Trustee in this Indenture. Nevertheless, upon the written request of the successor Indenture Trustee or of the Fund and upon payment of all outstanding fees and expenses properly payable to the Indenture Trustee under this Indenture, the Indenture Trustee ceasing to act will execute and deliver an instrument assigning and transferring to such successor Indenture Trustee its rights and obligations under this indenture, and will duly assign, transfer and deliver all property and money held by such Indenture Trustee to the successor Indenture Trustee so appointed in its place. If any deed, conveyance or instrument in writing from the Fund is required by any new Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or successor Indenture Trustee, be made, executed, acknowledged and delivered by the Fund, as the case may be.

(4) Any company into which the Indenture Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Indenture Trustee will be a party will be a successor Indenture Trustee under this Indenture without the execution of any instrument or any further act; provided that such successor Indenture Trustee will be a corporation qualified to carry on the business of a trust company in each province and territory of Canada and will not have a material conflict of interest in its role as a fiduciary under this Indenture.

(5) The provisions of Section 11.08 shall, in respect of any liabilities suffered by the Indenture Trustee while acting as Indenture Trustee, survive the resignation or removal of the Indenture Trustee and the termination of this Indenture and any trust created hereby.

11.11 Authority to Carry on Business

The Indenture Trustee represents to the Fund that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each province and territory of Canada. If, notwithstanding the provisions of this Section, the Indenture Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debt Securities issued under this Indenture or any Supplemental Indenture will not be affected in any manner whatsoever by reason only of such event but, within 90 days after ceasing to be authorized to carry on the business of a trust company in each province and territory of Canada, the Indenture Trustee either will become so authorized or resign in the manner and with the effect specified in Section 11.10.

11.12 General Provisions as to Certificates

(1) Each Certificate of the Fund, opinion of counsel or Written Order made to the Indenture Trustee or any Debtholder pursuant to any provision of this Indenture will specify the Section under which such certificate, opinion or Written Order is being made and will include:

(a) a statement that the Person signing such certificate or opinion has read and is familiar with those provisions of this Indenture relating to the conditions precedent with respect to compliance with which such evidence is being given; and

(b) a statement that, in the belief of the Person giving the evidence, that Person has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

(2) Whenever the delivery of a certificate or opinion is a condition precedent to the taking of any action by the Indenture Trustee under this Indenture, the truth and accuracy of the facts and opinions stated in such certificate or opinion will in each case be conditions precedent to the right of the Fund to have such action taken.

(3) Any certificate of any expert, insofar as it relates to matters outside of such expert's competence or responsibility, may be based upon a certificate or opinion of or upon representations by counsel or some other qualified expert, unless the first expert knows that the certificate or opinion or representations with respect to the matters upon which the certificate may be based as aforesaid are erroneous or, in the exercise or reasonable care, should have known that the same were erroneous.

(4) The Fund shall provide to the Indenture Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Indenture Trustee hereunder. The Indenture Trustee shall be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Indenture Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate most recently provided to it pursuant to this section.

(5) The Indenture Trustee shall be entitled to rely, and act upon, on any direction, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission.

11.13 <u>Conditions Precedent to Indenture Trustee's Obligation to Act</u>

(1) The Indenture Trustee will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it by this Indenture until it has been required so to do under the terms of this Indenture. The Indenture Trustee will not be required to take notice of any Event of Default under this Indenture, other than in payment of any money required by any provision of this Indenture to be paid to it, unless and until notified in writing of such Event of Default which notice will specify the Event of Default desired to be brought to the attention of the Indenture Trustee. In the absence of such notice, the Indenture Trustee may for all purposes of this Indenture assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained in this Indenture. Any such notice will in no way limit any discretion given to the Indenture Trustee in this Indenture to determine whether or not to take action with respect to any Event of Default.

(2) The obligation of the Indenture Trustee to commence or continue any act, action or proceeding, will be conditional upon receipt of an Extraordinary Resolution specifying the act, action or proceeding which the Indenture Trustee is requested to take, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(3) The Indenture Trustee shall not to be required to act and shall not be held liable for refusing to act unless it receives clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgment, except as otherwise provided herein.

ARTICLE 12 - ACCEPTANCE OF TRUSTS BY INDENTURE TRUSTEE

12.01 Acceptance of Trusts

The Indenture Trustee accepts the trusts declared in this Indenture and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Debtholders from time to time, subject to the terms and conditions of this Indenture.

ARTICLE 13 - CHANGE OF CONTROL

13.01 Change of Control

(1) In the event of the acquisition by a Person, or group of Persons acting jointly or in concert, of Units (and/or securities convertible into Units) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such Person or group of Persons) greater than 50% of the Units (a "**Change of Control**"), the Debtholders may require the Fund to repurchase their Debt Securities, in whole or in part, at a price of (i) 101% of the principal amount of such Debt Securities plus (ii) all accrued interest to the date of repurchase (the "**Purchase Price**").

(2) The Fund shall, upon determining that a Change of Control has occurred, provide the Indenture Trustee with written notice thereof and shall further provide to the Indenture Trustee forms of written notice to be provided to the Debtholders setting out, *inter alia*, their rights under this Article 13 as a result of such Change of Control.

13.02 Notice

Debtholders who desire to have their Debt Securities repurchased must provide the Fund and the Indenture Trustee with a written notice, in the manner provided in Article 15, not more than 30 days following their deemed receipt of the notice given to the Debtholders pursuant to Section 13.01 (the "**Notice Period**"). Unless all Debt Securities are to be repurchased, every such notice must specify that part of the principal amount of such Debt Securities to be repurchased.

13.03 Payment

The Fund will deposit, in an account established for such purpose and maintained by and subject to the control of the Indenture Trustee and for the benefit of the Debtholders who desire to have their Debt Securities repurchased, on or before the 30th day following the end of the Notice Period, such sums as may be sufficient to pay the aggregate Purchase Price for such Debt Securities which are to be repurchased pursuant to this Article, and will pay to the order of the Indenture Trustee the estimated charges and expenses to be incurred in connection with such repurchase. From the sums so deposited and upon surrender of such Debt Securities to the Indenture Trustee, the

Indenture Trustee will pay or cause to be paid to the applicable holders of the Debt Securities the amounts that are owed to such holders pursuant to this Article.

13.04 Cancellation of Debt Securities

All Debt Securities repurchased under this Article and delivered to the Indenture Trustee will be cancelled by it and no Debt Securities will be issued in substitution therefor.

ARTICLE 14 - SUPPLEMENTAL INDENTURES

14.01 Supplemental Indentures

(1) Subject to the provisions of this Indenture, from time to time the Indenture Trustee and, when authorized by a resolution of the Trustees, the Fund may, and, when expressly required by this Indenture, will, execute, acknowledge and deliver by their proper officers, Supplemental Indentures which will then form part of this Indenture for any one or more of the following purposes:

(a) establishing the terms of any series of Debt Securities and the forms and denominations in which they may be issued as provided in Article 2;

(b) adding to the provisions of this Indenture such additional covenants of the Fund, enforcement provisions and other provisions which, in the opinion of counsel to the Indenture Trustee (who may also be counsel to the Fund), are for the protection of the holders of any series of Debt Securities;

(c) providing for events of default in addition to those specified in this Indenture;

(d) making such amendments not substantially inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising under this Indenture, which, in the opinion of the Indenture Trustee, it may be expedient to make, provided that the Indenture Trustee, relying on an opinion of counsel (who may be counsel to the Fund), is of the opinion that such provisions and modifications are not materially prejudicial to the interests of the holders of any series of Debt Securities;

(e) evidencing the succession, or successive successions, of any other Person to the Fund and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(f) giving effect to any Extraordinary Resolution passed as provided in Article 9;

(g) modifying, amending or eliminating any of the terms of the Indenture, provided, that no such modification, amendment or elimination will be effective with respect to any Debt Securities which are outstanding at the time of such modification, amendment or elimination; and

(h) any other purpose not inconsistent with the terms of this Indenture which, in the opinion of counsel to the Indenture Trustee (who may also be counsel to the Fund),

are not materially prejudicial to the interests of holders of any series of Debt Securities.

(2) The Indenture Trustee may also, by supplemental deed or otherwise, concur with the Fund in making any changes or corrections in this Indenture which counsel to the Fund has advised it are not substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistake or error in this Indenture or in any deed or indenture supplemental or ancillary to this Indenture.

ARTICLE 15 - NOTICES

15.01 Notice to the Fund

Any notice to the Fund under the provisions of this Indenture will be valid and effective if delivered personally to, or sent by facsimile transmission (with receipt confirmed), original to follow by mail, to the Fund at:

CALLOWAY REAL ESTATE INVESTMENT TRUST
700 Applewood Crescent
Vaughan, Ontario
L4K 5X3
Attention: Chief Financial Officer

Facsimile: (905) 326-0063

and will be deemed to have been received at the time of delivery or transmission. The Fund may from time to time notify the Indenture Trustee of a change in address by giving notice as provided in Section 15.03.

15.02 Notice to Debtholders

Unless expressly provided to the contrary in this Indenture, any notice to holders of a series of Debt Securities in bearer form under the provisions of this Indenture will be given by means of publication in one English language daily newspaper of general circulation published in each of the cities of Montreal, Toronto, Calgary and Vancouver and in one French language daily newspaper of general circulation in Montreal, and any notice so published will be deemed to have been given on the date when the publication has appeared in each such newspaper. Any notice to holders of a series of Debt Securities in registered form will be given if sent to a destination within Canada by first class mail and if sent to a destination outside Canada by airmail, postage prepaid in each case, addressed to the Debtholder at its post office address appearing in the Register and will be deemed to have been given on the date of mailing. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Debtholder will not invalidate or otherwise prejudicially effect any action or proceeding founded thereon.

15.03 Notice to the Indenture Trustee

Any notice to the Indenture Trustee under the provisions of this Indenture will be valid and effective if delivered personally to, or sent by facsimile transmission (with receipt confirmed), original to follow by mail to, the Indenture Trustee at:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Senior Trust Officer

Facsimile: (604) 661-9403

and will be deemed to have been received at the time of delivery or transmission. The Indenture Trustee may from time to time notify the Fund of a change of address by giving notice as provided in Section 15.01.

ARTICLE 16 - GENERAL

16.01 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

16.02 Language of Indenture

The parties have requested that this document be drafted in the English language.

Les parties ont demandé que le présent document soit rédigé en langue anglaise.

16.03 **Anti-Money Laundering**

(1) Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to held by the Trustee in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

(2) The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

DATED this 22nd day of September, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

By: ______________________________
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

16.02 Language of Indenture

The parties have requested that this document be drafted in the English language.

Les parties ont demandé que le présent document soit rédigé en langue anglaise.

16.03 Anti-Money Laundering

(1) Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to held by the Trustee in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

(2) The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

DATED this 22nd day of September, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

By: ______________________________
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

SCHEDULE A

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited (**"CDS"**) to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of September 22, 2005 between Calloway Real Estate Investment Trust and, as Indenture Trustee, Computershare Trust Company of Canada.

The following is the form of fully registered 4.51% Series A Debenture due September 22, 2010.

No. 1 CUSIP: 131253AB2

CALLOWAY REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Alberta)

4.51% SERIES A DEBENTURE DUE SEPTEMBER 22, 2010

CALLOWAY REAL ESTATE INVESTMENT TRUST (the **"Trust"**) for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture (the **"Indenture"**) dated as of September 22, 2005 between the Trust and Computershare Trust Company of Canada (the **"Indenture Trustee"**), promises to pay to the registered holder hereof on September 22, 2010, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $______________________ in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 4.51% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on September 22 and March 22 in each year, commencing on March 22, 2006 until September 22, 2010. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

Except as may be provided in the Indenture, payment of interest due upon this Debenture (except interest payable on maturity or redemption which may be paid upon presentation of this Debenture for payment), will be made on the due date for payment thereof in the following manner. The Trust (either directly or through the Indenture Trustee or any agent of the Indenture Trustee), as least two Business Days before each due date for payment of interest, will forward or cause to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Indenture Trustee and the Trust determine to be appropriate), a cheque for such interest (less any tax required by law to be deducted) payable to the registered holder hereof at the address appearing on the register unless otherwise directed in writing by the holder or, in the case of

registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable register and negotiable at par at each of the places at which interest hereunder is payable. The forwarding of such cheque will satisfy and discharge the liability for the interest hereunder to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation at any of the places at which such interest is payable.

This Debenture is one of the 4.51% Series A Debentures due September 22, 2010 (the **"Debentures"**) of the Trust issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $250,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Units or the trustees, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any)

as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, CALLOWAY REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of September 22, 2005.

CALLOWAY REAL ESTATE INVESTMENT TRUST

By: ______________________________

Simon Nyilassy
President and Chief Executive Officer

By: ______________________________

Mark Suchan
Chief Financial Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 4.51% Series A Debentures due September 22, 2010 referred to in the Indenture within mentioned.

Computershare Trust Company of Canada

By: ______________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar

SCHEDULE B

FORM OF GUARANTEE

WHEREAS Calloway Real Estate Investment Trust (the "Fund") wishes to issue or has issued senior unsecured debentures designated as 4.51% Series A Debentures due September 22, 2010 pursuant to a trust indenture to be dated September 22, 2005 (the "Debt Issue");

AND WHEREAS various subsidiary entities of the Fund including the undersigned (the "Guarantor", collectively the "Guarantors") will derive benefit from the Debt Issue through the increased liquidity and reduced cost of capital available to the Fund and the Guarantor and, accordingly, the Guarantor wishes to support the Debt Issue by providing a guarantee to the Indenture Trustee acting on behalf of and as trustee for the Debentureholders (all as defined herein).

NOW THEREFORE, IN CONSIDERATION of the Debentureholders making the loan to the Fund and of the sum of $10.00 now paid by the Fund to each of the Guarantors on behalf of the Debentureholders, the receipt and sufficiency of which is hereby acknowledged, the Guarantor covenants as follows:

1. All capitalized words or phrases shall have the meanings set forth herein or in Schedule "A" attached hereto or in the Indenture.

2. The Guarantor unconditionally and absolutely guarantees to the Indenture Trustee and the Debentureholders:

   (a) repayment of the Indebtedness including all interest, costs and charges, at the times and in the manner set forth in the Indenture; and

   (b) the performance and observance by the Fund of all terms, conditions, covenants and agreements to be performed by the Fund that are contained in the Indenture.

3. (a) As between the Debentureholders and the Guarantor, the Guarantor is and shall continue to be liable hereunder notwithstanding:

   (i) any transaction which may take place between the Debentureholders, the Indenture Trustee and the Fund and whether or not the Guarantor has been given notice of such transaction and whether or not the Guarantor has consented thereto; and

   (ii) any act, omission, neglect or default of the Indenture Trustee or Debentureholders which might otherwise operate as a discharge, either partial or absolute, of the Guarantor, or any one or more of them, and, whether or not the Guarantor has been given notice of such act, omission, neglect or default and whether or not the Guarantor has consented thereto.

   (b) Without restricting the generality of the foregoing, as between the Indenture Trustee, the Debentureholders and the Guarantor, the Guarantor is and shall continue to be liable hereunder, notwithstanding:

(i) the Debentureholders or Indenture Trustee failing to or abstaining from perfecting any security which may be offered by the Fund;

(ii) the release, discharge, renewal, modification, variation or amendment, in whole or in part, of the terms of the Indebtedness or any security (including without restriction any increase or decrease in the interest rate, the amortization period or the monthly payments or any extension or reduction in the length of the term as set forth in the Indenture or in the Debentures);

(iii) the granting of any time or other indulgences to the Fund or anyone else now or hereafter liable to the Indenture Trustee or the Debentureholders in respect of the Indebtedness;

(iv) the taking of collateral security or additional guarantees by the Debentureholders or Indenture Trustee on behalf of the Debentureholders;

(v) the Debentureholders or Indenture Trustee failing to or abstaining from realizing upon any security which may be available;

(vi) the acceptance, by the Debentureholders or Indenture Trustee, of any composition or arrangement involving any security which is available, or the variation or termination of any contract or agreement between the Fund and the Indenture Trustee or the Debentureholders;

(vii) the release, howsoever obtained or caused, of the Fund from any or all obligations owed to the Indenture Trustee or Debentureholders;

(viii) the bankruptcy, death or dissolution of the Fund;

(ix) any compromise, reduction or disallowance of any of the Fund's obligations by virtue of the application of any bankruptcy, insolvency or similar such laws, and laws affecting creditors' rights generally or general principles of equity;

(x) the existence of any claims, set-off or other rights that the Guarantor may have against the Fund, the Indenture Trustee, any Debentureholder or any other Person, whether or not related to the transactions contemplated by the Indenture or this Guarantee;

(xi) any invalidity, illegality, irregularity or unenforceability for any reason of the Indenture or any Debenture or in any part thereof as regards the Fund, or any provision of applicable law or regulation purporting to prohibit the payment by the Fund of the principal of or interest on any Debenture or any other amount payable by the Fund under the Indenture;

(xii) any other act or omission to act or delay of any kind by the Fund, the Indenture Trustee, any Debentureholder or any other Person or any other circumstance whatsoever which might, but for the provisions of this

paragraph, constitute a legal or equitable discharge or defense of the Guarantor's obligations hereunder;

(xiii) any contest by the Fund or any Person as to the amount of the Indebtedness;

(xiv) the recovery of any judgment against the Fund or any action to enforce the same;

(xv) the transfer of the Fund's obligations under the Debenture or Indenture to the Debentureholders or to anyone else, or the assumption of any security with or without the release of the Fund and with or without consent of the Debentureholders, the Indenture Trustee, the Fund or the Guarantor; or

(xvi) the determination, for any cause or reason whatsoever, of any right of the Indenture Trustee or the Debentureholders held as against the Fund or anyone else pursuant to the obligations represented by the Debentures and the Indenture.

The Indenture Trustee, for and on behalf of the Debentureholders, in its absolute discretion and without diminishing the liability of the Guarantor, or incurring any responsibility or liability to the Guarantor, may do, commit or cause all acts, omissions and results which are contemplated by the foregoing subparagraphs (i) through (xvi).

4. The Guarantor may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless the entity (the "**Successor**" including, if required in the case of a joint venture, the parties to such joint venture) formed by such consolidation or amalgamation or into which the Guarantor is merged or the entity which acquired by operation of law or by conveyance or by transfer the assets of the Guarantor substantially as an entirety is a corporation, trust, partnership, limited partnership, joint venture or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) the Successor assumes under an agreement satisfactory to the Indenture Trustee relying on the advice of counsel (who may also be counsel to the Fund), all obligations of the Guarantor under this Guarantee and such transaction to which satisfaction of the Indenture Trustee will be upon such terms to preserve and not to impair any of the rights and powers of the Indenture Trustee and of the Debentureholders under this Guarantee.

5. Any account settled or stated by or between the Debentureholders and the Fund, or admitted by or on behalf of the Fund, may be adduced by the Indenture Trustee or the Debentureholders and, shall in that case, be conclusive evidence as against the Guarantor that the balance or amount appearing therein is the sum of money due by the Fund to the Debentureholders.

6. The Guarantor shall not, at any time, claim to be subrogated, in any manner, to the position of the Indenture Trustee or the Debentureholders and shall not claim the benefit of any security at any time held by the Indenture Trustee or the Debentureholders, provided

however, that in the event of the Guarantor paying to the Indenture Trustee on behalf of the Debentureholders (or otherwise making provision for payment in accordance with the Indenture) all of the Indebtedness, then the Guarantor shall be entitled, on demand made by it in writing to the Indenture Trustee or the Debentureholders, to the assignment of so much of the security, if any, which remains in the Indenture Trustee's or Debentureholders' possession at the time of receipt of the said payment.

7. The Indenture Trustee on behalf of the Debentureholders shall not be bound to exhaust its legal remedies against the Fund, any other parties, or any additional or collateral security which it may hold, prior to becoming entitled to payment from the Guarantor.

8. The obligations of the Guarantor hereunder shall be direct and unconditional and independent of the obligations of the Fund, and a separate action or actions may be brought and maintained against the Guarantor without the necessity of joining or previously proceeding against or exhausting any other remedy against the Fund, or any security then held.

9. If an Event of Default (as defined under the Indenture) occurs and all conditions have been met such that the Indenture Trustee is entitled to make a declaration pursuant to Section 7.03 of the Indenture that the principal of, Premium (if any) and the interest and additional amounts (if any) on the Debentures then outstanding and any other money payable under the Indenture is due and payable then the Guarantor shall forthwith on demand of the Indenture Trustee acting on behalf of the Debentureholders, pay to the Indenture Trustee or the Debentureholders in the manner established for payment by the Fund to the Indenture Trustee or the Debentureholders all principal monies, interest, costs and charges due by virtue of this Guarantee. In the event of the Guarantor's failure to so pay, the outstanding sum may be recovered by the Indenture Trustee acting on behalf of Debentureholders against the Guarantor as a just debt due and improperly withheld and it is the express intention and agreement of the Guarantor and the Debentureholders that the Guarantor shall fully and totally indemnify the Indenture Trustee and the Debentureholders for all costs, expenses, charges and monies of any nature whatsoever, including, without restriction, all legal costs as between a solicitor and his own client either directly or indirectly, arising out of or associated with the enforcement of this Guarantee and the collection of all monies owing hereunder by the Guarantor to the Debentureholders.

10. It is expressly acknowledged and agreed by the Guarantor that should the Indenture Trustee acting on behalf of the Debentureholders obtain a judgment or judgments from a Court of competent jurisdiction pursuant to a default by the Guarantor with respect to any of the covenants contained herein, then interest shall accrue, be calculated, and be payable to the Debentureholders by the Guarantor upon that judgment or judgments at the rate of interest per annum and at the times as are stipulated in the Indenture. Such interest shall commence on the date that judgment is granted and shall continue to be payable until the judgment monies, including accrued interest, have been paid to the Debentureholders.

11. The Guarantor acknowledges that there have been no representations whatsoever, either written or oral, made to or relied upon by the Guarantor other than those contained herein.

This Guarantee may be amended only by an agreement in writing executed by both the Indenture Trustee on behalf of the Debentureholders and the Guarantor.

12. In its absolute discretion, the Indenture Trustee acting on behalf of the Debentureholders, may obtain an additional guarantee or guarantees of the Indebtedness. The taking of any additional guarantee shall not reduce the liability of the Guarantor, which liability shall be joint and several with any other guarantor, to the extent that the Guarantee is the same for each guarantor.

13. The Guarantor's liability shall not be diminished or affected, where any person expected or believed by the Guarantor to be or to become an additional guarantor, is not an additional guarantor and does not for any reason whatsoever become an additional guarantor. Further, the Guarantor's liability shall not be diminished or affected by any transaction whatsoever which may take place between the Debentureholders and any other guarantor, including but not restricted to any act, omission, neglect or default of the Debentureholders which may vary or terminate in whole or in part the liability of such other guarantor.

14. In this Guarantee:

    (a) the covenants contained herein shall be joint and several; and

    (b) all words imputing the singular shall include the plural and vice versa.

15. This Guarantee:

    (a) shall enure to the benefit of the Indenture Trustee and the Debentureholders and their successors and assigns; and

    (b) shall extend to and be binding upon the successors and assigns of a corporate Guarantor and the heirs, executors, administrators and assigns of an individual Guarantor.

16. (a) All notices, requests, demands, pleadings, judicial documentation and any other communications required to be served or given by the terms of this Guarantee or any security or by any legislation or Rules of Court as a result of the default by the Guarantor, including but not restricted to any Statement of Claim issued by the Debentureholders or the Indenture Trustee on their behalf or a Notice of Motion requesting enforcement of the Debentureholders' rights hereunder, shall be sufficiently served either personally or by prepaid registered mail addressed to the party to whom the notice is to be given at the address set forth in Schedule "B" attached hereto.

    (b) No want of notice of publication when required by this Guarantee or by any statute nor any impropriety nor irregularity shall invalidate any proceedings taken or purported to be taken pursuant to this Guarantee.

17. The unenforceability of any agreement, provision or covenant contained herein shall not affect the enforceability of any other agreement, provision or covenant and each of the said

agreements, provisions and covenants so contained shall be deemed to be severable from all others.

18. Upon this Guarantee bearing the signature of the Guarantor coming into the hands of any officer, agent or employee of the Indenture Trustee, the same shall be deemed to be finally executed and delivered by the Guarantor and shall not be subject to or affected by any promise or condition which purports to affect or limit the Guarantor's liability, except as the same is expressly set forth herein. No statement, representation, agreement or promise on the part of any officer, employee or agent of the Indenture Trustee or Debentureholders, unless expressly contained herein, shall form any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder.

19. No change in the name, objects, unit capital, business, membership, trustees' powers, organization or management of the Fund shall in any way affect the obligations of the Guarantor, either with respect to transactions occurring before or after any such change, it being understood that this Guarantee is to extend to the person or persons or corporation or trust or other business entity for the time being and from time to time carrying on the business now carried on by the Fund notwithstanding any change or changes in the name or unit holders of the Fund and notwithstanding any reorganization of the Fund or its amalgamation with any other or others or the sale or disposal of its business in whole or in part to another or others.

20. Neither the Indenture Trustee nor the Debentureholders shall be concerned to see or enquire into the powers of the Fund or its trustees, unit holders or agents acting or purporting to act on its behalf and any security obtained and granted in the professed exercise of such powers shall be deemed to form part of the Indebtedness even though the borrowing of the Indebtedness or granting of the security was irregular, fraudulent, defective or informally effected, or in excess of the powers of the Fund or of the Fund Trustees, partners or agents thereof.

21. This Guarantee shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the Guarantor hereby irrevocably submits to the jurisdiction of the Courts of the Province of Alberta with regards to any proceedings under this Guarantee.

22. Each reference in this Guarantee to any agreement (including this Guarantee and any other defined term that is an agreement) at any time shall be construed so as to include such agreement (including any attached schedules, appendices and exhibits) and each amendment, supplement, other modification, novation or replacement thereof made at or before that time.

23. The obligations of the Guarantor hereunder shall be solely those of the Guarantor and none of the Indenture Trustees, the trustees or unit holders (in the case of a Guarantor that is a trust), the general or limited partners (in the case of a Guarantor that is a partnership other than Calloway GP Inc. in the case of Calloway Limited Partnership), or directors or shareholders in the case of a Guarantor that is a corporation shall have any liabilities or obligations with regards to such obligations and recourse hereunder shall be had solely against the Guarantor and to the property and assets of the Guarantor for payment or performance of the Guarantor's obligations hereunder.

IN WITNESS WHEREOF the Guarantors have executed this Guarantee effective this 22nd day of September, 2005.

SCHEDULE "A" OF SCHEDULE "B"

(a) "**Fund**" means CALLOWAY ESTATE INVESTMENT TRUST, a mutual fund trust established pursuant to the laws of the Province of Alberta under a declaration of trust which was most recently amended and restated as of July 7, 2005, together with its successors and permitted assigns;

(b) "**Debenture**" means 4.51% Series A Debentures due September 22, 2010 of Calloway Real Estate Investment Trust;

(c) "**Debentureholders**" means holders of the Debentures;

(d) "**Guarantee**" means this Guarantee, together with any amendments hereto, provided that such amendments are in writing and executed by both the Indenture Trustee, on behalf of the Lenders, and the Guarantors,

(e) "**Indebtedness**" means the indebtedness, obligations and liabilities of the Fund to the Debentureholders pursuant to the 4.51% Series A Debentures due September 22, 2010 as governed by the Indenture;

(f) "**Indenture**" means the trust indenture between the Fund and Computershare Trust Company of Canada dated September 22, 2005 governing the 4.51% Series A Debentures due September 22, 2010, as amended;

(g) "**Indenture Trustee**" means the Indenture Trustee under the Indenture.

SCHEDULE "B"
OF SCHEDULE "B"

Notice to the Guarantor

Any notice to the Guarantor under the provisions of this Guarantee will be valid and effective if delivered personally to, or sent by facsimile transmission (with receipt confirmed), original to follow by mail, to the Guarantor at:

c/o CALLOWAY REAL ESTATE INVESTMENT TRUST
700 Applewood Crescent
Vaughan, Ontario
L4K 5X3
Attention: Chief Financial Officer

Facsimile: (905) 326-0063

and will be deemed to have been received at the time of delivery or transmission. The Guarantor may from time to time notify the Indenture Trustee of a change in address by giving notice as provided in Section 15.03 of the Indenture.

Notice to the Indenture Trustee

Any notice to the Indenture Trustee or the Debtholders (if provided by the Guarantor) under the provisions of this Guarantee will be valid and effective if delivered personally to, or sent by facsimile transmission (with receipt confirmed), original to follow by mail to, the Indenture Trustee, on behalf of itself and the Debentureholders, as applicable, at:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Senior Trust Officer

Facsimile: (604) 661-9403

and will be deemed to have been received at the time of delivery or transmission. The Indenture Trustee may from time to time notify the Fund of a change of address by giving notice as provided in Section 15.01 of the Indenture.



CALLOWAY REAL ESTATE INVESTMENT TRUST

and

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL INDENTURE

Dated as of October 12, 2006

Providing for the issue
of 5.37% Series B Debentures due October 12, 2016

TABLE OF CONTENTS

FIRST SUPPLEMENTAL INDENTURE

THIS INDENTURE made as of October 12, 2006.

BETWEEN:

CALLOWAY REAL ESTATE INVESTMENT TRUST, a trust constituted under the laws of Alberta pursuant to an amended and restated declaration of trust dated as of May 16, 2006 (the "**Fund**")

OF THE FIRST PART

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada (the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Fund has entered into a trust indenture (the "**Trust Indenture**") made as of September 22, 2005 between the Fund and the Indenture Trustee which provides for the issuance of one or more series of unsecured debt securities of the Fund by way of supplemental indentures; and

B. This First Supplemental Indenture is entered into for the purpose of providing for the issue of up to $500,000,000 aggregate principal amount of 5.37% Series B Debentures of the Fund (the "**Series B Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series B Debentures.

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1 - INTERPRETATION

1.01 Supplemental Indenture

This First Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this First Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.02 First Supplemental Indenture

The terms "**this First Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this First Supplemental Indenture and not to any particular Article, Section or other portion, and include every instrument supplemental or ancillary to this First Supplemental Indenture.

1.03 Definitions

All terms used but not defined in this First Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this First Supplemental Indenture. In the event of any conflict or inconsistency between the terms in the Trust Indenture and the terms of this First Supplemental Indenture, the terms of this First Supplemental Indenture prevail.

Subject to the foregoing, in this First Supplemental Indenture and in the Series B Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Fund, or (ii) assumed by the Fund in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Aggregate Assets**" of the Fund, at any time, means the total book value of the assets of the Fund, excluding goodwill, determined on a consolidated basis, plus accumulated amortization of income properties, including accumulated amortization of the fair value of intangible assets but less the fair value of intangible liabilities and the associated accumulated amortization recorded on the acquisition of income properties, recorded in the books and records of the Fund at such time, determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in Section 3.05.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this First Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"**Canada Yield Price**" means a price equal to the price of a Series B Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the date on which the Fund gives notice of redemption pursuant to Section 5.04 of the Trust Indenture, plus 0.34%.

"**Consolidated EBITDA**" of the Fund for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense, excluding interest that has been capitalized on projects that are under development or held for future development, for such period, (ii) income tax expense of the Fund for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) amortization of the fair value of intangible assets and liabilities for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (v) amortization of deferred expenses of the Fund for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (vi) other non-cash items changing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" of the Fund as at any date means the consolidated Indebtedness of the Fund as at such date determined, except as otherwise expressly provided in this First Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Fund for any period means the aggregate amount of interest expense of the Fund in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Fund during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Fund in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Fund for any period means the net income (loss) of the Fund for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Fund, other than the sale or disposition of income properties specifically acquired and held for resale, (ii) any extraordinary gains and losses of the Fund, determined on a consolidated basis in accordance with generally accepted accounting principles, and (iii) other non-recurring items.

"**Debentureholders**" means persons entered on a Register as holders of the Series B Debentures.

"**Debt Incurrence Test**" means the requirements to be fulfilled by the Fund before the incurrence of additional Indebtedness as described in Section 3.02.

"**generally accepted accounting principles**" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date hereof.

"**Global Debenture**" means one or more fully registered global Series B Debentures as described in Section 2.04(3).

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date, of the Series B Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Fund.

"**Indebtedness Percentage**" has the meaning attributed to it in Section 3.02.

"**Interest Payment Date**" means October 12 and April 12 of each year that the Series B Debentures are outstanding, commencing on April 12, 2007.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series B Debentures and (ii) the immediately preceding Interest Payment Date on which interest has

been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in Section 2.03.

"**Original Indebtedness**" has the meaning attributed to it in Section 3.03(4)

"**Reference Period**" means the most recently completed four fiscal quarters preceding the date of a calculation pursuant to Section 3.01 for which consolidated financial statements of the Fund have been publicly released.

"**Refinancing**" has the meaning attributed to it in Section 3.03(4).

"**Refinancing Indebtedness**" has the meaning attributed to it in Section 3.03(4).

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series B Debentures on any Interest Payment Date.

"**Series B Debentures**" has the meaning attributed to it in the recitals to this First Supplemental Indenture.

ARTICLE 2 - SERIES B DEBENTURES

2.01 Creation and Designation

In accordance with the Trust Indenture, the Fund is authorized to issue under this First Supplemental Indenture a series of Debt Securities designated "5.37% Series B Debentures due October 12, 2016", which will have the terms set out in Article 2 and Article 3 hereof.

2.02 Limitation on Aggregate Principal Amount

The aggregate principal amount of Series B Debentures which may be issued under this First Supplemental Indenture will consist of and be limited to $500,000,000 in lawful money of Canada with the first issuance of Series B Debentures on October 12, 2006 being equal to $250,000,000 principal amount. Subsequent to the date hereof, the Fund may issue additional 5.37% Series B Debentures due October 12, 2016 up to the aggregate principal amount contemplated hereunder.

2.03 Date of Issue and Maturity

The Series B Debentures will be dated October 12, 2006 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on October 12, 2016 (the "**Maturity Date**").

2.04 Interest

(1) The Series B Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 5.37% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears in equal semi-annual payments on each Interest Payment Date (other than the first Interest Payment Date). The first Interest Payment Date for the initial issuance on October 12, 2006 will be April 12, 2007.

(2) Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgment, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.08 of the Trust Indenture. Interest on the Series B Debentures for the first Interest Period and for any other period which is not a full Interest Period will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

(3) While the Series B Debentures are represented by a global debenture (a "**Global Debenture**"), the Regular Record Date will be the close of business five Business Days preceding the relevant Interest Payment Date. If the Series B Debentures cease to be represented by a Global Debenture, the Fund may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.05 Redemption of Series B Debentures

(1) The Series B Debentures are redeemable at the option of the Fund in whole or in part at any time and from time to time prior to maturity in accordance with Article 5 of the Trust Indenture. The redemption price for the Series B Debentures to be redeemed by the Fund shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series B Debentures may be redeemed in accordance with Section 5.03 of the Trust Indenture.

(2) In case the holder of any Series B Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series B Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Series B Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series B Debenture of the Redemption Price of such Series B Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series B Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with interest, if any, accumulated thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Fund on its written demand, and thereupon the Indenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Series B Debenture in respect of which such money was so repaid to the Fund shall have no rights in respect thereof except to obtain payment of the money due from the Fund, subject to any limitation period provided by the laws of Ontario.

2.06 Form of Series B Debentures

The Series B Debentures will be issuable as fully registered Debt Securities, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series B Debentures will be substantially in the form set out in Schedule "A" to this First Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series B Debentures, and any other changes as may be approved or permitted by the Fund, with such approval in each case to be conclusively deemed to have

been given by the officers of the Fund executing the same in accordance with Article 2 of the Trust Indenture.

2.07 Book-Based System

(1) Registrations of ownership and transfers of the Series B Debentures will be made only through the Book-Based System.

(2) The rights of holders of any beneficial interest in the Series B Debentures ("**Beneficial Holders**") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series B Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

(3) Neither the Fund nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series B Debentures represented by a Global Debenture have any right, except as provided in Section 2.07(4), to require the delivery of a certificate evidencing a Series B Debenture to the holder of the interest in such Series B Debenture.

(4) The Fund will deliver to the Indenture Trustee definitive Series B Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series B Debentures other than within the Book-Based System and will make payments or distributions required to be made under this First Supplemental Indenture to Beneficial Holders if:

(a) the Fund is required to do so by applicable law;

(b) the Fund elects to do so;

(c) the Book-Based System ceases to exist;

(d) the Fund determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Fund is unable to find a qualified successor;

(e) the Fund elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Fund considers it impracticable or inefficient to effect any distribution of Series B Debentures through the Book-Based System or through the facilities of CDS); or

(f) after the occurrence of an Event of Default which is continuing, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series B Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Fund to such effect.

(5) While the Series B Debentures are represented by a Global Debenture, the Fund and the Indenture Trustee will deal with CDS for all purposes of this First Supplemental Indenture and the Trust Indenture, including the making of payments on the Series B Debentures, as the sole holder of the Series B Debentures and the authorized representative of the beneficial holders of the Series B Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series B Debentures.

2.08 Currency of Payment

The principal of and interest on the Series B Debentures will be payable in Canadian dollars.

2.09 Additional Amounts

The Fund will not be required to pay an additional amount on the Series B Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.10 Indenture Trustee, etc.

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series B Debentures.

ARTICLE 3 - RESTRICTIONS ON INDEBTEDNESS

3.01 Interest Coverage Covenant

The Fund will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1, calculated from time to time in respect of the most recently completed Reference Period.

3.02 Asset Coverage Test

Subject to Section 3.03, the Fund will not incur or assume, or permit any Subsidiary to incur or assume, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a *pro forma* basis as described in Section 3.05 (the "**Indebtedness Percentage**"), would be less than or equal to 65%.

3.03 Permitted Indebtedness

Notwithstanding Section 3.02, the Fund and any Subsidiary of the Fund will be permitted to incur and issue the following types of Indebtedness:

(1) Indebtedness evidenced by the 4.51% Series A senior unsecured debentures due September 22, 2010;

(2) Indebtedness evidenced by the 5.37% Series B senior unsecured debentures due October 12, 2016;

(3) Indebtedness of the Fund owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Fund owed to the Fund and/or another of its Subsidiaries provided, however, that the provisions of this Section 3.03(3) will no longer be applicable:

(a) upon the subsequent transfer or other disposition by the Fund or any of its Subsidiaries to any Person other than the Fund or another of the Fund's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

(b) in the case of Indebtedness of the Fund owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Fund (and thereby for this purpose a "**third party**"), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Fund or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of Section 3.02 to have been incurred at the time of such transfer, issuance or disposition; and

(4) Indebtedness of the Fund or any of its Subsidiaries ("**Refinancing Indebtedness**") which is incurred, or the proceeds of which are used, to renew, extend, repay, redeem, purchase, refinance or refund from time to time in whole or in part (each a "**Refinancing**") (including any subsequent Refinancing) any Indebtedness of the Fund or any of its Subsidiaries (the "**Original Indebtedness**") whether now existing, or incurred or assumed at a time when permitted pursuant to Section 3.02, provided, however, that:

(a) the amount of the Refinancing Indebtedness (or subsequent Refinancing Indebtedness) does not exceed the total amount paid by the Fund to retire the Original Indebtedness or any prior Refinancing thereof (including any premium and all expenses incurred in connection therewith); and

(b) in the case of a Refinancing of all or part of the Series B Debentures, the Refinancing thereof ranks equally and rateably with (or subordinate in right of payment to) the Debt Securities (whether then existing or created at any time in the future) (including any Series B Debentures then remaining outstanding) or, if the Refinancing is subordinate in right of payment to the Debt Securities, any subsequent Refinancing is subordinate in right of payment to the Debt Securities (whether then existing or created at any time in the future).

3.04 Calculations for Interest Coverage Covenant

For the purposes of Section 3.01, Consolidated EBITDA will be calculated on a *pro forma* basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and the revenue derived from such application and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have been incurred at the beginning of the Reference Period, the proceeds of all such Indebtedness will be deemed to have been applied at the beginning of such Reference Period and the revenue derived from the application of such proceeds will be calculated from the beginning of such Reference Period as if the said proceeds had been applied at such time, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have occurred at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such *pro forma* calculation (including adjustments for revenue derived from such acquisition), and (iv) in the case of any acquisition or disposition by the Fund or its Subsidiaries of any asset or group of assets since the first day of the

Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such *pro forma* calculation (including adjustments for revenue derived or lost from such acquisition or disposition).

3.05 Calculation of Indebtedness Percentage

For the purpose of Section 3.02, the Indebtedness Percentage will be calculated on a *pro forma* basis as at the date of the Fund's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence or assumption of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets between the Balance Sheet Date and the date of calculation.

ARTICLE 4 - EQUITY MAINTENANCE

4.01 Equity Maintenance Covenant

The Fund will maintain an Adjusted Unitholders' Equity of not less than $500,000,000, determined as of the date of the Fund's most recently published balance sheet.

ARTICLE 5 – GUARANTEES

5.01 Guarantees

Each of the Guarantors shall, on or before the issuance of the Series B Debentures, execute and deliver a Guarantee to the Indenture Trustee, which Guarantee shall be enforceable against the Guarantors by the Indenture Trustee acting on behalf of the Debentureholders in the same manner and upon the same terms that the Indenture Trustee may seek to enforce the obligations of the Fund hereunder. The Fund agrees that, if at any time after the date of this Indenture, any of its Wholly-Owned Material Subsidiaries has not executed and delivered a Guarantee to the Indenture Trustee, the Fund shall take all necessary steps to ensure that such Subsidiary promptly executes and delivers a Guarantee to the Indenture Trustee.

ARTICLE 6 - MISCELLANEOUS

6.01 Indenture Trustee Accepts Trusts

The Indenture Trustee accepts the trusts declared in this First Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this First Supplemental Indenture and in accordance with the Trust Indenture.

6.02 Inconsistency

In the case of any conflict or inconsistency between this Supplemental Indenture and any provision of the Indenture, the Supplemental Indenture shall, as to the Series B Debentures, govern and prevail.

6.03 Counterparts

This First Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this First Supplemental Indenture under the hands of their proper officers or authorized signatories.

CALLOWAY REAL ESTATE INVESTMENT TRUST

(signed) "Simon Nyilassy"

By:____
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

(signed) "Dan Sander"

By____
Authorized Signing Officer

(signed) "Laura Leong"

By____
Authorized Signing Officer

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("**CDS**") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Issuer to CDS, as such letter may be replaced or amended from time to time.

Reference is made to the Trust Indenture made as of September 22, 2005 between Calloway Real Estate Investment Trust and Computershare Trust Company of Canada, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of October 12, 2006.

The following is the form of fully registered 5.37% Series B Debenture due October 12, 2016.

No. 1 CUSIP: 131253AC0

CALLOWAY REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Alberta)

5.37% SERIES B DEBENTURE DUE OCTOBER 12, 2016

CALLOWAY REAL ESTATE INVESTMENT TRUST (the "**Fund**") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of September 22, 2005 between the Fund and Computershare Trust Company of Canada (the "**Indenture Trustee**"), as supplemented by a first supplemental indenture made as of October 12, 2006, (together, the "**Indenture**"), promises to pay to the registered holder hereof on October 12, 2016, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $_________________ in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 5.37% per annum, in arrears in semi-annual installments (less any tax required by law to be deducted or withheld) on October 12 and April 12 in each year, commencing on ____________, until October 12, 2016. If the Fund at any time defaults in the payment of any principal or interest, the Fund will pay interest on the amount in default at the same rate and half-yearly on the same dates.

Except as may be provided in the Indenture, payment of interest due upon this Debenture (except interest payable on maturity or redemption which may be paid upon presentation of this Debenture for payment), will be made on the due date for payment thereof in the following manner. The Fund (either directly or through the Indenture Trustee or any agent of the Indenture Trustee), at least two Business Days before each due date for payment of interest, will forward or cause to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Indenture Trustee and the Fund determine to be appropriate), a cheque for such interest (less any tax required by law to be deducted or withheld) payable to the registered holder hereof at the address appearing on the register unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable register and

negotiable at par at each of the places at which interest hereunder is payable. The forwarding of such cheque will satisfy and discharge the liability for the interest hereunder to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld as aforesaid) unless such cheque is not paid upon presentation at any of the places where interest is payable.

This Debenture is one of the 5.37% Series B Debentures due October 12, 2016 (the "**Debentures**") of the Fund issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $500,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Fund and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Fund on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Fund.

The right is reserved to the Fund to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of the holders of Units or the trustees, officers or agents of the Fund in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Fund with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, CALLOWAY REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of ____________________, 20____.

CALLOWAY REAL ESTATE INVESTMENT TRUST

By: ______________________________________

Simon Nyilassy
President and Chief Executive Officer

By: ______________________________________

Bart Munn
Chief Financial Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 5.37% Series B Debentures due October 12, 2016 referred to in the Indenture within mentioned.

Computershare Trust Company of Canada

By: ______________________________
Authorized Signing Officer

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar



CALLOWAY REAL ESTATE INVESTMENT TRUST
(the "Trust")

REPORT FOR THE YEAR ENDED DECEMBER 31, 2005
(Section 114 of the Regulation Concerning Securities (Quebec))

The undersigned, solely in his capacity as an officer of the Trust, and not in his personal capacity, confirms the following facts:

1. Total number of options/warrants/rights to acquire units in the capital of the Trust granted to persons resident in Quebec in the year ended December 31, 2005:

   Nil

2. Total number of units in the capital of the Trust issued pursuant to exemptions under Section 52 of the *Securities Act* (Quebec) upon exercise of options/warrants/rights granted to persons resident in Quebec in the year ended December 31, 2005:

   Nil

Dated: March 9, 2006.

CALLOWAY REAL ESTATE INVESTMENT TRUST

"Simon Nyilassy"
Per:________________________

Simon Nyilassy
President and Chief Executive Officer

CALLOWAY REAL ESTATE INVESTMENT TRUST
(the "Trust")

REPORT FOR THE YEAR ENDED DECEMBER 31, 2004
(Section 114 of the Regulation Concerning Securities (Quebec))

The undersigned, solely in his capacity as an officer of the Trust, and not in his personal capacity, confirms the following facts:

1. Total number of options/warrants/rights to acquire units in the capital of the Trust granted to persons resident in Quebec in the year ended December 31, 2004:

   Nil

2. Total number of units in the capital of the Trust issued pursuant to exemptions under Section 52 of the *Securities Act* (Quebec) upon exercise of options/warrants/rights granted to persons resident in Quebec in the year ended December 31, 2004:

   Nil

Dated: March 28, 2005.

CALLOWAY REAL ESTATE
INVESTMENT TRUST

"J. Michael Storey"
Per:________________________

J. Michael Storey

Chief Executive Officer



Valuation

Retail Portfolio
Canada

November 2004

prepared for


CALLOWAY
REAL ESTATE INVESTMENT TRUST


COLLIERS
INTERNATIONAL
Realty Advisors

Our Ref: CIRA1446-04

November 9, 2004

Calloway Real Estate Investment Trust
Suite 310, 855 - 8th Street SW
Calgary, Alberta T2P 3P1

Attention: Keith McRae

Dear Mr. McRae:

RE: PORTFOLIO VALUATION OF SIX WALMART ANCHORED RETAIL CENTRES ACROSS CANADA

In accordance with your request, we have inspected the above referenced properties and have carried out a full valuation analysis in order to estimate the current market value of the portfolio. This letter represents a summary of our findings and we conclude that the portfolio market value, as at November 1, 2004 and subject to the underlying Contingent and Limiting conditions set out herein, was:

SEVENTY-THREE MILLION SIXTY-FIVE THOUSAND DOLLARS
$73,065,000

The indicated value is based on an exposure time of three to six months and assumes a cash to vendor sale. The reader's attention is directed to the Extraordinary Assumptions outlined on page 1 of this letter. This letter summarizes the methods and approaches to value in support of the value conclusions and contains some of the pertinent data gathered in our investigation of the market. If you have any questions, we would be pleased to discuss the valuation further.

Yours very truly,

COLLIERS INTERNATIONAL REALTY ADVISORS INC.

Liam Brunner, B.Econ., AACI, P.App.
Director, Valuation

Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

TERMS OF REFERENCE

Extraordinary Assumptions ▪ Our client has requested that we value the subject property as currently developed and assuming that tenants which are now booked are now in occupancy with the requisite improvements now complete. Included in our value estimate is the excess buildable density of the site. The quantity of the available excess density was provided to us by our client and is assumed to be correct. Additionally, we have relied on summary income information and no formal lease review has been completed. The preceding assumptions are critical to the value estimate contained herein and the authors of this report and Colliers International Realty Advisors Inc., reserve the right to amend our estimates should any of these assumptions be altered in whole or in part.

Property Rights Appraised ▪ Leased Fee Estate

Purpose of Appraisal ▪ To estimate the "market value" of the properties referred to herein in order to facilitate mortgage financing. It is also acknowledged that this valuation may be included with information relating to an offering memorandum

For the purposes of this valuation, market value is defined as:
"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of the specific date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in Canadian Dollars or in financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

(The Appraisal Institute of Canada "Canadian Uniform Standards of Professional Appraisal Practice". 2001 ed., p. 47)

Scope of the Assignment	▪	The properties were personally inspected in October of 2004
	▪	Review of available data regarding the local markets was collected
	▪	Verification of current land use and zoning regulations
	▪	A review of sales and listing data on comparable properties
	▪	Interview(s) with market participants
	▪	This letter represents a summary of six individual full valuations of the properties referred to herein; there were no extraordinary departures from the Canadian Standards of Professional Appraisal Practice guidelines
Contingent & Limiting Conditions	▪	The report is subject to the Contingent and Limiting Conditions set forth herein in addition to any specific assumptions that may be stated in the body of the report.
EFFECTIVE DATE OF VALUATION	▪	The effective date of the portfolio valuation is November 1, 2004.

MUNICIPAL ADDRESSES

No.	Property	Address
1	Township of Laurentian Valley, ON	1108 Pembroke Street East
2	Rimouski, PQ	415 Montee Industrielle
3	Cobourg, ON	73 Strathy Road
4	St. Thomas, ON	1063 Talbot Street
5	Winnipeg, MB	895 & 915 Empress Street
6	Burlington, ON	4515, 4517 & 4521 Dundas Street

BUILDING AREAS

- A summary of the gross leaseable areas of each development is provided following. Assumed gross leaseable areas are based upon actual areas now built as well as head-leased areas that are to be built. The head leased areas are to have their income guaranteed by the vendor until the tenants take occupancy. Excess site density reflects the amount of buildable square feet remaining on the individual sites. Our gross aggregate value estimate contained within this report as well as our portfolio value estimate reflects an allocation of value for this land component.

Calloway REIT

First Pro Portfolio

Property	AREA		
	Income Producing	Excess Density	Total
Quebec			
Rimouski	156,493	110,654	267,147
ONTARIO			
Cobourg	127,275	1,100	131,675
St Thomas	150,542	39,985	190,527
Burlington	36,618	32,804	69,422
Pembrooke	11,247	-	11,247
Winnipeg	36,618	21,545	58,163
TOTALS	**518,793**	**209,388**	**728,181**

VALUATION

Highest & Best Use

- The highest and best use of the sites as though vacant is that of development with a mid to large size retail centre.
- The highest and best use of the sites as presently improved is that of the continued use as multi-tenant retail use with the potential for future expansion as the case may be.

Methodology of Valuation

- As income producing investment properties, we completed Overall Income Capitalization and Discounted Cash Flow Analyses. Additionally, and as a supportive technique, the Direct Comparison Approach was conducted. Since properties such as the subject do not trade on the basis of depreciated cost, we did not complete a Cost Approach. This letter relates our findings within the Income Approach which was supported by the Direct Comparison Approach.

  The income of the various properties were stabilized using market or property specific parameters. Vacancy rates and structural reserves and other parameters are tabled following. This chart also relates the assumptions utilized within the Discounted Cash Flow Analysis

Calloway REIT
Income Assumptions

Property	Vacancy Allowance (% PGI)	Structural Reserve (% PGI)	Mgmt Fees (% Rent)	Annual Growth Rate
Quebec				
Rimouski	2.0%	0.0%	2.5%	2.5%
ONTARIO				
Cobourg	2.0%	0.0%	2.5%	2.5%
St Thomas	1.0%	0.0%	2.5%	2.5%
Burlington	1.0%	0.0%	2.5%	2.5%
Pembrooke	2.0%	0.0%	2.5%	2.5%
Winnipeg	1.0%	0.0%	2.5%	2.5%

- Based on the previous discussion and our assumptions, a 10-year Cash Flow Projection for the portfolio (twelve month periods commencing April 1, 2004) is presented on the following page. On the pages following this we have included a sampling of the investment market evidence. The subject properties are leased at market rental rates. The reader is reminded that, by and large, the subject developments are superior in tenancy covenant to the majority of the sales tabled. A valuation summary for the income approach follows the investment sales tabled.

SCHEDULE OF PROSPECTIVE CASH FLOW
In Inflated Dollars for the Fiscal Year Beginning Dec 1, 2004

For the Years Ending	Year 1 Nov-2005	Year 2 Nov-2006	Year 3 Nov-2007	Year 4 Nov-2008	Year 5 Nov-2009	Year 6 Nov-2010	Year 7 Nov-2011	Year 8 Nov-2012	Year 9 Nov-2013	Year 10 Nov-2014
GROSS REVENUE										
Potential Rental Revenue	$5,731,560	$5,743,496	$5,751,699	$5,778,452	$5,864,118	$5,908,363	$5,917,151	$5,934,384	$5,977,381	$6,253,820
Absorption & Turnover Vacancy				-6,732			-17,218	-17,607	-18,535	-178,877
Scheduled Base Rental Revenue	5,731,560	5,743,496	5,751,699	5,771,720	5,864,118	5,908,363	5,899,933	5,916,777	5,958,846	6,074,943
Expense Reimbursement Revenue	2,825,280	2,895,914	2,968,305	3,041,190	3,118,577	3,196,540	3,270,937	3,354,790	3,440,078	3,442,635
TOTAL GROSS REVENUE	8,556,840	8,639,410	8,720,004	8,812,910	8,982,695	9,104,903	9,170,870	9,271,567	9,398,924	9,517,578
General Vacancy	-56,443	-56,994	-57,572	-51,701	-59,969	-60,955	-44,264	-44,662	-45,115	-12,564
EFFECTIVE GROSS REVENUE	8,500,397	8,582,416	8,662,432	8,761,209	8,922,726	9,043,948	9,126,606	9,226,905	9,353,809	9,505,014
OPERATING EXPENSES										
Reimbursable Expenses	2,749,369	2,818,095	2,888,555	2,960,770	3,034,791	3,110,659	3,188,426	3,268,135	3,349,837	3,433,582
Office & Retail Expenses	212,509	214,561	216,560	219,030	223,068	226,099	228,163	230,673	233,846	237,625
TOTAL OPERATING EXPENSES	2,961,878	3,032,656	3,105,115	3,179,800	3,257,859	3,336,758	3,416,589	3,498,808	3,583,683	3,671,207
NET OPERATING INCOME	5,538,519	5,549,760	5,557,317	5,581,409	5,664,867	5,707,190	5,710,017	5,728,097	5,770,126	5,833,807
LEASING & CAPITAL COSTS										
Tenant Improvements					13,800		18,286	21,218	53,458	797,060
Leasing Commissions					8,280		10,970	9,919	32,074	186,213
TOTAL LEASING & CAPITAL COSTS					22,080		29,256	31,137	85,532	983,273
CASH FLOW BEFORE DEBT SERVICE & TAXES	$5,538,519	$5,549,760	$5,557,317	$5,581,409	$5,642,787	$5,707,190	$5,680,761	$5,696,960	$5,684,594	$4,850,534

Selected Retail Transactions

Index No.	Building Name Address Legal	Sale Price Sale Date Building Size	Vendor Purchaser	Stabilized OCR Sale Price/sq. ft.	Comments
1	First Pro 3120 Dougall Avenue Windsor, Ontario 499 Norwich Avenue Woodstock, Ontario N/A	Confidential March 2004 191,872 sq. ft. 216, 626 sq. ft.	First Pro Shopping Centres Calloway REIT	Approximately 8.25% - 8.50%	A group of Wal-Mart anchored retail plazas, located in regional communities in Ontario, outside the GTA.
2	First Pro Portfolio (Ontario Properties) St. Catherines Owen Sound Barrie Kapuskasing	Confidential December 2003	First Pro Shopping Centres Calloway REIT	Approximately 8.25% -9.00%	A group of Wal-Mart anchored retail plazas, located in regional communities in Ontario, outside the GTA.
3	Millcroft Shopping Centre 2000 - 2080 Appleby Line Burlington, Ontario N/A	$46,200,000 December 2003 370,469 sq. ft.	Milcroft Real Estate Inc. RIOCAN Holdings Inc.	9.86% $124.70	A power centre offering 1 level of retail with approximately 43 stores. Originally opened in 1998. It has a well established mix of high profile national tenants and strong retailers. 84% of the property was leased to both nationally recognized tenants. 99% occupancy. Major tenants include Canadian Tire (52,232 sq.ft.), Mark's Work Wearhouse (10,004 sq. ft.), Shoppers Drug Mart (9,100 sq. ft.) and Zellers (115,777 sq.ft.). Non anchor rent is approximately $25.00 per sq. ft. Annual operating costs including taxes estimated to be $2.93 psf. Additional density exists for future development of approximately 30,000 sf of retail space on site. Riocan purchased a 50% interest in the property. Site area of 30.8 acres. Previously sold in February 2002 for $41,150,000. NOI was $4,560,200 or $11.97 per square foot.

Index No.	Building Name Address Legal	Sale Price Sale Date Building Size	Vendor Purchaser	Stabilized OCR Sale Price/sq. ft.	Comments
4	1240-1260 Commissioners Rd West London, Ontario N/A	$11,350,000 Sept 2002 88,864 sq. ft.	N/A N/A	8.9% $127.72	Multi-tenant, two building commercial plaza; major tenant include A & P, LCBO. TD Canada Trust, Rogers Video, Pet Valu; site area 5.974 acres; at the time of sale it was fully leased except two office areas (2,827 sq.ft) on the second floor; NOI = $11.35 per sq. ft.
5	1330 Exmouth Street, Sarnia Sarnia, Ontario N/A	$12,000,000 July 2002 79,743	Charcomp N/A	9.2% $150.48	Multi-tenant multi-building commercial plaza; concrete site area 5.881 acres; tenancies are predominantly national in nature and include Sobey's, LCBO, McDonalds, Moore's Clothing For Men, Sleep Country, Pet Valu, a hair salon and a travel agency. The total leasable area includes a land lease of 5,043 sq.ft to Mc Donald's. At the time of sale the project was fully leased. NOI = $13.77 per square foot;
6	900 Oxford Street East London, Ontario N/A	$3,900,000 Jan 2004 38,303	Valente Construction N/A	10.09% $104.43	Multi-tenant retail building; site area 2.86 acres; major tenants include LCBO, Mr. Sub, Little Ceasars and local tenants; current rental rates at $13.24 per sq. ft.; NOI = $10.27 per sq. ft.
7	Leaside Power centre 815-845 Eglinton Avenue East Toronto, Ontario	$26,500,000 September 2002 133,000 sq. ft.	Invar Equities Limited RioCan Holdings (RioKim Holdings (Ontario) Inc.)	9.3% $199.25	Two one-storey multi-tenant retail buildings constructed circa 1996. 125,000 & 7,5000 sf. At the time of sale the property was leased to both national and local businesses. Major tenants included Canadian Tire ($18.34/sf), Future Shop ($17.25/sf) & Petsmart $22.07/sf) Contractual income was $2,514,000 or $18.90/sf.
8	Mall Road Centre 1202 & 1362 Lambton Mall Road Sarnia, Ontario N/A	$6,225,000 Mar 2002 67,630	The Canada trust Co Mall Road Centre Inc.	11.00% $92.72	Directly opposite the Lambton mall, a large enclosed mall anchored by Wal-Mart, Sears and Canadian Tire; the subject is comprised of two buildings; built in 1978; 99% occupied; major tenants include, BMO, Reitmans and Marks Work Wearhouse; NOI = $10.20 per sq. ft.

Index No.	Building Name Address Legal	Sale Price Sale Date Building Size	Vendor Purchaser	Stabilized OCR Sale Price/sq. ft.	Comments
9	2137 Cure-Labelle Laval, Quebec	$9,050,000 8/18/2003	6024874 Canada Inc. c/o Hydro-Quebec pension fund Fonds de Placement Immobilier Corminar	9.75% $139.23	Neighbourhood shopping center constructed circa 1990 containing 68,650 square feet and 15 tenants. It was 94% *occupied* with some national tenants and a local tenant mix. Major tenants include Tim Horton's. Located in the *village* of Chomeday. Site area of 6.20 acres. NOI was $882,375 or $12.85 per square foot.
10	Ste. Foy Power Center 1470 Jules-Verne Avenue Ste. Foy, Quebec	$50,500,000 9/26/2002	First Pro Shopping Centres Riocan Holdings(Quebec) Inc.	9.25% $163.61	Power center constructed in 1997 containing 308,666 square feet within five buildings. It was 100% occupied with a well-established mix of high profile national tenants and strong retailers. Major tenants include Famous Players Theatre, Sears Furniture and Appliances, Super C, Wal-Mart and Bureau en Gros. The site is a prime commercial district at the northwest corner of Autoroute Charest and Autoroute Duplessis. Site area of 10.67 acres. NOI was $4,671, 250 or $15.13 per square foot.
11	Blue Bonnets Power Centre 5355-5475 des Jockey Montreal, Quebec	$32,825,000 (Reflects 100% Interest) (50% interest purchased) 8/16/2002	First Place Shopping Centres Limited Canadian Property Holdings (Quebec) Inc.	9.00% $153.25	Power center constructed in 2000 containing 214,190 square feet. This was part of a portfolio sale. It was 100% occupied with a well-established mix of high profile national tenants and strong retailers. Major tenants include, Wal-Mart, Pier 1 Import, L'Equipeur and Yellow Shoes. Located in the prime district of Mont-Royal. Site area of 7.34 acres. Excess land of $4.4 million not included in rate per square foot. NOI was $2,954,250 or $13.79 per square foot.
12	1475 - 1495 Montarville Boulevard St - Bruno, Quebec	$20,950,000 November 2000 203,510 sq. ft.	3113141 Canada Inc. Michel Paquet and al (Cominar REIT)	9.63% $103.00	Constructed in 1997, it includes 4 buildings and 5 tenants which are Wal-Mart, Yellow, Bureau en Gros, Reitmans and Cineplex Odeon. NOI per square foot is approximately $9.91.

Property	AREA Income Producing	AREA Excess Density	AREA Total	DIRECT CAPITALIZATION NOI	DIRECT CAPITALIZATION Cap Rate	DIRECT CAPITALIZATION Value	DCF ANALYSIS Discount Rate	DCF ANALYSIS Terminal Cap. Rate	DCF ANALYSIS Value	FINAL INCOME VALUE	EXCESS DENSITY PSF Rentable	EXCESS DENSITY Value	TOTAL PROPERTY VALUE
								0.25%					
Quebec													
[illegible]	155,433	[illegible]	257,147	$ 1,466,510	[illegible]	$ 16,750,000	9.75%	9.00%	$ [illegible]	$ 16,750,000	[illegible]	$ 2,320,000	$ 19,070,000
Ontario													
[illegible]	127,275	1,100	128,375	$ 1,106,894	[illegible]	$ 13,020,000	9.50%	8.75%	$ [illegible]	$ 13,020,000	[illegible]	$ 30,000	$ 13,050,000
St. Thomas	150,542	[illegible]	190,527	$ 1,544,392	[illegible]	$ [illegible]	9.75%	8.75%	$ [illegible]	$ 18,170,000	[illegible]	$ 1,200,000	$ 19,370,000
[illegible]	[illegible]	[illegible]	69,422	$ [illegible]	[illegible]	$ [illegible]	9.75%	9.00%	$ [illegible]	$ [illegible]	$44	$ 1,440,000	$ 9,500,000
Pembroke	11,247	-	11,247	$ 125,202	[illegible]	$ 1,440,000	[illegible]	9.25%	$ 1,410,000	$ 1,440,000	$0	$ -	$ 1,440,000
Manitoba													
Winnipeg	[illegible]	[illegible]	58,163	$ [illegible]	[illegible]	$ [illegible]	[illegible]	8.75%	$ [illegible]	$ [illegible]	$44	$ 350,000	$ 7,330,000
TOTALS	518,793	206,088	724,881	$ 5,536,008	8.61%	$ 64,310,000			$ 62,170,000	$ 64,310,000	$29	$ 5,940,000	$ 70,250,000
PORTFOLIO - Low	Premium=	3.0%				$ 66,240,000			$ 64,040,000	$ 66,240,000		$ 6,120,000	$ 72,360,000
PORTFOLIO - High	Premium=	5.0%				$ 67,530,000			$ 65,280,000	$ 67,530,000		$ 6,240,000	$ 73,770,000

Reconciliation

- As an income producing investment grade property, most emphasis has been place on the two income based methods of valuation (primary emphasis on Direct Capitalization).

- As of November 1, 2004, the gross aggregate value of the six centres is estimated to be **$70,250,000.**

- We believe that based upon our Cash Flow projections the implicit returns are acceptable within the current market and supported by sale data sampled hereto in addition data retained in our working files

- The foregoing value estimate is based on an exposure period of three to six months

Conclusion

Given current investor's emphasis on existing Net Operating Income and initial yield, the Direct Capitalization method was the primary approach to value. It is recognized, however, that investors will also be influenced by the relationship between contract rents in place and market levels and the potential to increase return over a specific holding period. For this reason Discounted Cash Flow Analyses were also undertaken over a ten year holding period. In the aggregate, this approach was considered very supportive of the Direct Capitalization Method which was the primary approach. A selection of capitalization rates estimated from an analysis of recent sales and/or current listings on comparable properties located throughout Canada were applied to the Net Operating Incomes of each of the six properties.

The reader will note that the two bottom lines of the analysis above relate to a portfolio premium range in value. The current investment market in Canada continues to be very strong, with many potential purchasers remarking on the current limited availability of institutional or investment grade real estate. The individual capitalization rates applied to each of the properties is a reflection of the considerable weighting of the respective income streams from largely national tenancies. Considering the magnitude of investment, many of the potential purchasers of this portfolio would also be probable purchasers on a property-by-property basis. Investment markets are currently attributing a premium to larger transactions which result in economies of scales since considerable amounts can be invested at one time. It is noteworthy that the subject properties are reported to be debt-free and the potential rates that could be attracted by this magnitude of financing would be extremely attractive. The current and sustained low interest rate environment, therefore, further supports the argument for a premium on a portfolio basis. Discussions generally tend toward a portfolio premium of 3% to 5%. This seems reasonable given the size and geographic diversity of this portfolio. In our opinion, therefore, we believe that the value of the portfolio as of November 1, 2004 to be between $72,360,000 and $73,770,000. We believe that a point estimate of **$73,065,000** within the range to be reasonable.

CERTIFICATION
SIX WALMART ANCHORED RETAIL CENTRES
CANADA

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
- Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favours the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
- Our analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Canadian Uniform Standards of Professional Appraisal Practice and with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute of Canada.
- We have the knowledge and experience to complete the assignment competently.
- The Appraisal Institute of Canada has a Mandatory Re-certification Program for designated members. As of the date of this report, we have fulfilled the requirements of the program.
- Colliers' employees inspected the properties during October 2004.
- The value estimate contained in this report applies as of November 1, 2004. This date may be referred to as the *effective date of valuation.*

Final Estimate of Value

Having regard to all of the information contained in this report, it is my professional opinion that the market value of the portfolio at the effective date of valuation was:

SEVENTY-THREE MILLION SIXTY-FIVE THOUSAND DOLLARS

$73,065,000

Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

November 9, 2004
Date

Liam Brunner, B.Econ., AACI, P.App.
Director, Valuation

November 9, 2004
Date

CONTINGENT AND LIMITING CONDITIONS
SIX WALMART ANCHORED RETAIL CENTRES
CANADA

1. This report has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** for the purpose of providing an estimate of the market value of **Six Walmart Anchored Retail Centres.** It is not reasonable for any person other than the person or those to whom this report is addressed to rely upon this appraisal without first obtaining written authorization from **Keith McRae** of **Calloway Real Estate Investment Trust** and the author of this report. This report has been prepared on the assumption that no other person will rely on it for any other purpose and all liability to all such persons is denied.

2. This report has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** and for the exclusive (and confidential) use of, the recipient as named herein and for the specific purpose and function as stated herein. All copyright is reserved to the author and this report is considered confidential by the author and **Keith McRae** of **Calloway Real Estate Investment Trust.** Possession of this report, or a copy thereof, does not carry with it the right to reproduction or publication in any manner, in whole or in part, nor may it be disclosed, quoted from or referred to in any manner, in whole or in part, without the prior written consent and approval of the author as to the purpose, form and content of any such disclosure, quotation or reference. Without limiting the generality of the foregoing, neither all nor any part of the contents of this report shall be disseminated or otherwise conveyed to the public in any manner whatsoever or through any media whatsoever or disclosed, quoted from or referred to in any report, financial statement, prospectus, or offering memorandum of the client, or in any documents filed with any governmental agency without the prior written consent and approval of the author as to the purpose, form and content of such dissemination, disclosure, quotation or reference.

3. The estimated market value of the real estate that is the subject of this appraisal pertains to the value of the **leased fee estate** in the real property. The property rights appraised herein exclude mineral rights, if any.

4. The concept of market value presumes reasonable exposure. The exposure period is the estimated length of time the asset being valued would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of valuation. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. The reasonable exposure period is a function not only of time and effort, but will depend on the type of asset being valued, the state of the market at the date of valuation and the level at which the asset is priced. (The estimated length of the exposure period needed to achieve the estimated market value is set forth in the Letter of Transmittal, prefacing this report).

5. The estimate of value contained in this report is founded upon a thorough and diligent examination and analysis of information gathered and obtained from numerous sources. Certain

information has been accepted at face value; especially if there was no reason to doubt its accuracy. Other empirical data required interpretative analysis pursuant to the objective of this appraisal. Certain inquiries were outside the scope of this mandate. For these reasons, the analyses, opinions and conclusions contained in this report are subject to the following Contingent and Limiting conditions.

6. The property has been valued on the basis that title to the real estate herein appraised is good and marketable.

7. The author of this report cannot accept responsibility for legal matters, questions of survey, opinions of title, hidden or unapparent conditions of the property, toxic wastes or contaminated materials, soil or sub-soil conditions, environmental, engineering or other technical matters that might render this property more or less valuable than as stated herein. If it came to our attention as the result of our investigation and analysis that certain problems may exist, a cautionary note has been entered in the body of the report.

8. The legal description of the property and the area of the site were obtained from the various **Land Titles Offices**. Further, any plans and sketches contained in this report are included solely to aid the recipient in visualizing the location of the property, the configuration and boundaries of the site and the relative position of the improvements on the said lands.

9. The property has been valued on the basis that the real estate is free and clear of all value influencing encumbrances, encroachments, restrictions or covenants except as may be noted in this report and that there are no pledges, charges, liens or special assessments outstanding against the property other than as stated and described herein.

10. The property has been valued on the basis that there are no outstanding liabilities except as expressly noted herein, pursuant to any agreement with a municipal or other government authority, pursuant to any contract or agreement pertaining to the ownership and operation of the real estate or pursuant to any lease or agreement to lease, which may affect the stated value or saleability of the subject property or any portion thereof.

11. The interpretation of the leases and other contractual agreements, pertaining to the operation and ownership of the property, as expressed herein, is solely the opinion of the author and should not be construed as a legal interpretation. Further, the summaries of these contractual agreements, which appear in the Addenda, are presented for the sole purpose of giving the reader an overview of the salient facts thereof.

12. The property has been valued on the basis that the real estate complies in all material respects with any restrictive covenants affecting the site and has been built and is occupied and being operated, in all material respects, in full compliance with all requirements of law, including all zoning, land use classification, building, planning, fire and health by-laws, rules, regulations, orders and codes of all federal, provincial, regional and municipal governmental authorities having jurisdiction with respect thereto. (It is recognized there may be work orders or other notices of violation of law outstanding with respect to the real estate and that there may be

certain requirements of law preventing occupancy of the real estate as described in this report. However, such circumstances have not been accounted for in the appraisal process).

13. Investigations have been undertaken in respect of matters that regulate the use of land. However, no inquiries have been placed with the fire department, the building inspector, the health department or any other government regulatory agency, unless such investigations are expressly represented to have been made in this report. The subject property must comply with such regulations and, if it does not comply, its non-compliance may affect the market value of this property. To be certain of such compliance, further investigations may be necessary.

14. The property has been valued on the basis that there is no action, suit, proceeding or investigation pending or threatened against the real estate or affecting the titular owners of the property, at law or in equity or before or by any federal, provincial or municipal department, commission, board, bureau, agency or instrumentality which may adversely influence the value of the real estate herein appraised.

15. The property has been valued on the basis that all leases, agreements to lease, or other contractual agreements relating to the terms and conditions of the tenants' occupation of space within the subject property are fully enforceable, notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal.

16. The property has been valued on the basis that all rents referred to in this report are being paid in full and when due and payable under the terms and conditions of the attendant leases, agreements to lease or other contractual agreements. Further, it is assumed that all rents referred to in this report represent the rental arrangements stipulated in the leases, agreements to lease or other contractual agreements pertaining to the tenants' occupancy, to the extent that such rents have not been prepaid, abated, or inflated to reflect extraordinary circumstances, and are full enforceable notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal, unless such conditions have been identified and noted in this report.

17. The data and statistical information contained herein were gathered from reliable sources and are believed to be correct. However, these data are not guaranteed for accuracy, even though every attempt has been made to verify the authenticity of this information as much as possible.

18. The estimated market value of the property does not necessarily represent the value of the underlying shares, if the asset is so held, as the value of the share could be affected by other considerations. Further, the estimated market value does not include consideration of any extraordinary financing, rental or income guarantees, special tax considerations or any other atypical benefits which may influence the ordinary market value of the property, unless the effects of such special conditions, and the extent of any special value that may arise therefrom, have been described and measured in this report.

19. Should title to the real estate presently be held (or changed to a holding) by a partnership, in a joint venture, through a co-tenancy arrangement or by any other form of divisional ownership,

the value of any fractional interest associated therewith may be more or less than the percentage of ownership appearing in the contractual agreement pertaining to the structure of such divisional ownership. For the purposes of our valuation, we have not made any adjustment for the value of a fractional interest.

20. In the event of syndication, the aggregate value of the limited partnership interests may be greater than the value of the freehold or fee simple interest in the real estate, by reason of the possible contributory value of non-realty interests or benefits such as provision for tax shelter, potential for capital appreciation, special investment privileges, particular occupancy and income guarantees, special financing or extraordinary agreements for management services.

21. Unless otherwise noted, the estimated market value of the property referred to herein is predicated upon the condition that it would be sold on a cash basis to the vendor subject to any contractual agreements and encumbrances as noted in this report as-is and where-is, without any contingent agreements or caveats. Other financial arrangements, good or cumbersome, may affect the price at which this property might sell in the open market.

22. Should the author of this report be required to give testimony or appear in court or at any administrative proceeding relating to this appraisal, prior arrangements shall be made therefore, including provisions for additional compensation to permit adequate time for preparation and for any appearances which may be required. However, neither this nor any other of these assumptions and limiting conditions is an attempt to limit the use that might be made of this report should it properly become evidence in a judicial proceeding. In such a case, it is acknowledged that it is the judicial body which will decide the use of this report which best serves the administration of justice.

23. Because market conditions, including economic, social and political factors, change rapidly and, on occasion, without notice or warning, the estimate of market value expressed herein, as of the effective date of this appraisal, cannot necessarily be relied upon as of any other date without subsequent advice of the author of this report.

24. It is imperative that the reader or any other interested party be aware that the Appraiser did not inspect the premises for fire detection or smoke detection systems, or for the presence of carbon monoxide detectors, nor did the Appraiser inspect the condition of such equipment, if present. The Appraiser takes no responsibility whatsoever for the lack of, or condition of, detection devices that may be located on the premises, nor does the Appraiser warrant compliance in any manner of such equipment, if present.

25. The value expressed herein is in Canadian dollars.

26. This report is only valid if it bears the original signature(s) of the author(s).

27. These Contingent and Limiting Conditions shall be read with all changes in number and gender as may be appropriate or required by the context or by the particulars of this mandate.

Valuation


RECEIVED
OFFICE OF INT
CORPORATE

Eight Property Retail Portfolio
Canada

January 15, 2005

prepared for


CALLOWAY
REAL ESTATE INVESTMENT TRUST


COLLIERS
INTERNATIONAL
Realty Advisors


COLLIERS
INTERNATIONAL

Colliers International Realty Advisors Inc.
Suite 1000
Royal Bank Building
335-8th Avenue SW
Calgary, Alberta
Canada T2P 1C9
Telephone (403) 265-9180
Fax (403) 237-6366
www.colliers.com

Our Ref: CIRA1446-04

January 15, 2005

Calloway Real Estate Investment Trust
Suite 310, 855 - 8th Street SW
Calgary, Alberta T2P 3P1

Attention: Keith McRae, Director of Operations

Dear Mr. McRae:

RE: PORTFOLIO VALUATION OF EIGHT WALMART ANCHORED RETAIL CENTRES ACROSS CANADA

In accordance with your request, we have inspected the above referenced properties and have carried out full valuation analysis in order to estimate their current market values. This letter represents a summary of our findings only and we conclude that the market values of the properties within their individual reports are as tabled below on January 15, 2005. It should be noted that these are individual values and do not include the portfolio premium which we have allocated in other correspondence. These values are subject to the underlying Contingent and Limiting conditions set out within those reports and this letter as well as any extraordinary assumptions outlined therein.

City	Value Conclusion
Bolton, Ont.	$30,610,000
Edmonton North	$32,360,000
Huntsville, Ont.	$15,800,000
Regina, Sask.	$54,530,000
St Constant, P.Q.	$40,400,000
St. John's, NFLD.	$37,120,000
Whitby, Ont.	$42,190,000
Winnipeg SW, Man.	$74,580,000

The indicated values are based on an exposure time of three to six months and assume a cash to vendor sale. If you have any questions, we would be pleased to discuss the valuation further.

Yours very truly,

COLLIERS INTERNATIONAL REALTY ADVISORS INC.

Liam Brunner, B.Econ., AACI, P.App.
Director, Valuation and Realty Tax Services

Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

TERMS OF REFERENCE

Extraordinary Assumptions ▪ Our client has requested that we value the subject property as currently developed and assuming that tenants which are now booked are now in occupancy with the requisite improvements now complete. Included in our value estimate is the excess buildable density of the site, where applicable. The quantity of the available excess density was provided to us by our client and is assumed to be correct. Additionally, we have relied on summary income information and no formal lease review has been completed. The preceding assumptions are critical to the value estimate contained herein and the authors of this summary letter and Colliers International Realty Advisors Inc., reserve the right to amend our estimates should any of these assumptions be altered in whole or in part.

Property Rights Appraised ▪ Leased Fee Estate

Purpose of Appraisal ▪ To estimate the "market value" of the properties referred to herein in order to facilitate mortgage financing. It is also acknowledged that this valuation may be included with information relating to an offering memorandum

For the purposes of this valuation, market value is defined as:
"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of the specific date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in Canadian Dollars or in financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

(The Appraisal Institute of Canada "Canadian Uniform Standards of Professional Appraisal Practice". 2001 ed., p. 47)

Scope of the Assignment

- The properties were personally inspected in 2004
- Review of available data regarding the local markets was collected
- Verification of current land use and zoning regulations
- A review of sales and listing data on comparable properties
- Interview(s) with market participants
- This letter represents a summary of eight individual full valuations of the properties referred to herein; there were no extraordinary departures from the Canadian Standards of Professional Appraisal Practice guidelines

Contingent & Limiting Conditions

- The summary letter is subject to the Contingent and Limiting Conditions set forth herein in addition to any specific assumptions that may be stated in the body of the summary letter.

EFFECTIVE DATE OF VALUATION

- The effective date of the portfolio valuation is January 15, 2005.

BUILDING AREAS

- Assumed gross leaseable areas were based upon actual areas now built as well as head-leased areas that are to be built. The head leased areas are to have their income guaranteed by the vendor until the tenants take occupancy. Excess site density reflects the amount of buildable square feet remaining on the individual sites. Our value estimates summarized within this letter reflects an allocation of value for this excess land component.

VALUATION

Highest & Best Use

- The highest and best use of the sites as though vacant is that of development with a mid to large size retail centre.
- The highest and best use of the sites as presently improved is that of the continued use as multi-tenant retail use with the potential for future expansion as the case may be.

Methodology of Valuation

- As income producing investment properties, we completed Overall Income Capitalization and Discounted Cash Flow Analyses. Additionally, and as a supportive technique, the Direct Comparison Approach was conducted. Since properties such as the subject do not trade on the basis of depreciated cost, we did not complete a Cost Approach. This letter relates our findings within the Income Approach which was supported by the Direct Comparison Approach, but is not related herein.

  The income of the various properties were stabilized using specific parameters, which are discussed within the individual reports. A summary of the sales transactions reviewed are tabled following.

Selected Retail Transactions

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
1	125 The Queensway Etobicoke, Ontario	$31,570,000 April 2005 106,212	125 QW - 1 Inc.; 124 QW - 2 Inc. Roycom (6) Property Fund Ltd et al.	7.00% $297.23	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditure
2	2508 and 2510 Hampshire Gate Oakville, Ontario	$8,700,000 March 2005 33,946	Canadian Urban Equities (CUE real property (2) Ltd.) Elrich Holdings Inc.	7.70% $256.29	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures; the property was sold using a tender call process
3	Armadale Square 7700 Markham Road Markham, Ontario	$32,500,000 February 2005 142,880	Armadale Square Inc. The Great-West Life Assurance Company	7.80% $227.46	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures; the vendor had acquired the unimproved property in October 2002 for a total consideration of $10,363,107, representing a price per acre of $530,516
4	Hopedale Mall 1515 Rebeccca Street Oakville, Ontario	$26,000,000 January 2005 251,069	Hopedale Developments Limited Shiphope Ltd.	8.60% $103.55	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures
5	Grant Park Shopping Centre 1853 & 1899 Grant Avenue Winnipeg, Manitoba N/A	$49,250,000 Conditional Offer January 2005 384,441	N/A N/A	10.34% $128.11	Multi-tenant regional shopping centre; concrete block and steel frame construction behind clay brick and/or stucco; good condition; 97% occupied; national, regional and local tenants; OCR stabilized at 1% V&C and 0% structural; NOI = $13.34 per sq. ft.
6	Scottsdale Center 7031 120th Street, Delta, British Columbia	$41,000,000 January 2005 265,802	Scottsdale Central Inc. (HOOPP Realty Inc.) Investors Group Trust Co. Ltd. (Investors Real Property Fund)	8.17% $154.25	Enclosed community mall in the Scott Road corridor. Anchored by Zellers (114,598 sq. ft.), Save-On Foods (72,857 sq. ft.), B.C. Liquor Store (7,653 sq. ft.) Site area is 19.26 acres.
7	Panorama village Shopping Center Highway 10 & 152nd Street, Surrey, British Columbia	$20,000,000 January 2005 77,780	Gulf Pacific Investments (1982) Ltd. Investors Group	5.49% $257.14	Open format shopping centre in the Panorama Ridge area of Surrey. Tenants include IGA Marketplace, CIBC, Big Ridge Brew Pub, McDonalds, and Subway. Property includes approximately 4 acres of excess land. Reportedly $25 per square foot was attributed to the excess land, or $4,356,000. Deducting this amount from the $20,000,000 purchase price results in an adjusted capitalization rate of 7.0%
8	Northgate Shopping Centre 2101 - 11th Avenue Regina, SK (Ref: Johanne Zolc, Colliers Regina)	$47,600,000 December 2004 331,089	N/A N/A	8.85% $143.77	Regional shopping centre; concrete block and steel frame construction behind clay brick and stucco; ample parking; good condition; 100% occupied; OCR stabilized at 1% V&C and 0% structural; NOI = $12.73 per sq. ft.

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
9	Richlea Square 10151 No. 3 Road Richmond, British Columbia	$12,647,000 December 2004 67,280	Robson Properties Limited 0704477 B.C. Ltd. (Offshore Investor)	7.21% $187.98	Deferred maintenance, including roof repairs. No adjustments have been made. Tenants include Safeway, Blockbuster, TD Canada Trust, McDonald's. Second floor office space is 10,962 square feet. Assumed mortgage - August 2007 maturity 6.37% interest rate. OSB at Dec/03 - $5,300,000. Safeway is reportedly in their 2nd of 6 - 5 year renewal options. Currently paying $5.35 per sq. ft., which is the same as the rent in their original term
10	Garden City Shopping Centre 2305 McPhillips Street Winnipeg, Manitoba	$39,423,000 September 2004 268,906 sq. ft.	Grosvenor International Canada Ltd. 1562903 Ontario Limited	9.00% (Est.) $146.61	Multi-tenant regional shopping centre; constructed in 1970 with extensive renovations and expansions recently completed; major tenants include Canadian Tire; shadow anchored by Sears; 86% occupied; stabilized OCR estimated at 9.0%; NOI = $15.75 per sq. ft.
11	Whites Road Shopping Centre 705 Kingston Road Pickering	$16,350,000 14 July 2004 65,703 sq. ft.	Whites Road Shopping Centre Inc. Linmar Investment Corporation Inc.	9.03% $249	Multi-tenant buildings constructed circa 1989. At the time of the sale the property was fully leased to both national and local businesses including LCBO and Lone Star Café. Stabilized income at 98% occupancy equated to $22.46 p.s.f. and a capitalization rate of 9.03%.
12	Time Marketplace 150 Esplande West North Vancouver, British Columbia	$12,675,000 June 2004 37,835	Grosvenor International Canada Limited First Capital	8.21% $335.01	Street-front retail property with IGA (21,363 sq.ft.) and Shoppers Drug Mart (15,589 sq.ft.) and a second story CRU (1,480 sq.ft.) Very High Parking component with 261 stalls
13	West Oaks Mall 32650-32700 South Fraser Way, Abbotsford, British Columbia	$60,000,000 June 2004 270,525	Westbank/Cressey First Capital (50.0%) Bental/Penreal (50.0%)	8.05% $221.79	Power Centre with small-enclosed portion. De-malled since 2001. Tenants include: Save-On Foods, London Drugs, Future Shop, Linens 'n' Things, Michael's, Sport Mart, Pier 1 Imports, Penningtons, Reitmans, CIBC, Danier Leather, and Moore's
14	Cornwall Centre 2101 - 11th Avenue Regina, SK (Ref: Johanne Zolc, Colliers Regina)	$84,776,100 May 2004 495,000	N/A Oxford Properties	9.06% $171.26	Regional shopping centre; concrete block and steel frame construction behind clay brick and stucco; ample parking; good condition; located in downtown Regina; 100% occupied; major tenants include Sears and The Bay; current rental rates at $15.00 to 20.00 per sq. ft.; op costs est. at $12.00 per sq. ft.; OCR stabilized at 1% V&C and 0% structural; NOI = $15.51 per sq. ft.
15	Clarkson Crossing 920-970 Southdown Road, Mississauga, Ontario	$44,229,513 April 2004 201,338 sq. ft.	Penreal Advisors Ltd. (Penretail 1 Ltd.) RioCan Holdings (Riokim Holdings (Ontario) Inc.)	8.3% $220.00	Constructed with six one storey multi-tenant retail buildings constructed circa 2003. The property was 98% leased to predominantly national businesses including Canadian Tire, Dominion and Shoppers Drug Mart. NOI was $3,662,000 or $18.19 per square foot.

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
16	Appleby Mall 5111 New Street; 499 & 505 Appleby Line, Burlington, Ontario	$25,975,000 April 2004 164,807 sq.ft.	Appleby Mall Realty Inc. First Capital Realty	8.9% $158	One single storey multi-tenant retail plaza constructed 1971. Parking ratio of 5.7 stalls per 1,000 square feet, and a coverage ratio of approximately 22%. 97% occupied by mostly national businesses including Fortinos, LCBO and Pharma Plus. Stabilized income at 98% occupancy equated to $14.10 p.s.f. and a capitalization rate of 8.9%.
17	Winnipeg West Wal-Mart Centre 3605-3685 Portage Avenue Winnipeg, Manitoba	$38,500,000 (Est.) February 2004 271,053 sq. ft.	First Pro Shopping Centres Calloway REIT	8.75% (Est.) $142.04	Multi-tenant community power centre; construction began in 2000; largest tenant is Wal-Mart occupying 128,104 square feet; 91% of the tenants feature a national profile; estimated sale price and OCR includes an allocation of approximately $3,500,000 for excess buildable land; OCR stabilized at 2.0% V&C (excluding Wal-Mart) with no structural allowance; NOI = $11.29 per sq. ft.
18	Sunnyside Mall Bedford, Nova Scotia	$52,050,000 February 2004	Confidential Confidential	9.00% $175.84	Power Center offering 1 level of retail with approximately 43 stores; mix of high profile national tenants and strong retailers; 99% occupancy; additional density exists for future development of approximately 30,000 sq. ft. of retail space on site
19	First Pro Portfolio (Ontario Properties) St. Catherines Owen Sound; Barrie; Kapuskasing	Confidential December 2003	First Pro Shopping Centres Calloway REIT	Approximately 8.25% -9.00%	A group of Wal-Mart anchored retail plazas, located in regional communities in Ontario, outside the GTA.
20	Moore Square & Moore Centre 1353 & 1375 McPhillips Street Winnipeg, Manitoba	$6,000,000 July 2003 65,171 sq. ft.	Geoffrey L. Moore Realty Inc. Swancoat Investments Ltd.	10.20% $92.07	Multi-tenant building; one storey; constructed in 1958; concrete block and steel frame construction 33.6% site coverage; good condition; 100% occupied; major tenants include, Sport Chek, Moore's, Pennington's, TD Canada Trust and The Shoe Warehouse; op costs est. at $5.35 per sq. ft.; OCR stabilized at 3.0% V&C and 1.0% structural; NOI = $9.39 per sq. ft.

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
21	Southland Mall 2965 Gordon Road Regina, Saskatchewan N/A	$55,100,000 May 2003 437,549	Caber Capital Rio Can REIT	10.35% $125.93	Multi-tenant retail building; one storey; constructed in 1975; concrete block and steel frame construction; ample paved parking stalls; 25% site coverage; good condition; 98% occupied; major tenants include Wal-Mart(expires in 2010), Safeway, Cineplex Odeon, Chapters, Sport Check, BMO; current rental rates at $13.24 per sq. ft.; op costs est. at $8.50 per sq. ft.; OCR stabilized at 1% V&C and 0% structural; NOI = $13.05 per sq. ft.
22	Queens Common Shopping Centre 910 Dundas Street West Whitby	$7,480,000 30 May 2003 46,841 sq. ft.	Monarch Construction Limited Lindenberg & Lindenberg	7.4% $160	Multi-tenant retail building; one storey; constructed circa 2001. At the time of the sale the property was 97% leased to national and local businesses. Some of the 13 tenants include Shoppers Drug Mart and Subway. Stabilized income at 98% occupancy equated to $11.76 p.s.f. and a capitalization rate of 7.4%.
23	Grant Park Shopping Centre 1853 & 1899 Grant Avenue Winnipeg, Manitoba	$49,250,000 Offering Price Conditional Offer April 2003 384,441 sq. ft.	Grant Park Ventures Inc. N/A	9.45% $128.11	Multi-tenant regional shopping centre; concrete block and steel frame construction behind clay brick and/or stucco; good condition; 97% occupied; national, regional and local tenants; OCR stabilized at 5.0% V&C and 1.0% structural; NOI = $12.22 per sq. ft.
24	Crestview Shopping Centre 3369 Portage Avenue Winnipeg, Manitoba	$5,500,000 February 2003 36,723 sq. ft.	Canada Safeway Limited 4506227 Manitoba Inc.	10.33% $149.77	Multi-tenant retail building and free standing bank; one storey; constructed in 1997; shadow-anchored by a Canada Safeway store; 100% occupied; major tenants include MLCC and CIBC; current rental rates average $12.00 to $16.00 per sq. ft.; op costs est. at $6.05 per sq. ft.; OCR stabilized at 3.0% V&C and 1.0% structural; NOI = $15.48 per sq. ft.

- As an income producing investment grade property, most emphasis has been place on the two income based methods of valuation (primary emphasis, generally, on Direct Capitalization).

- As of January 15, 2005, the values of the eight centres is estimated to be as follows:

City	Value Conclusion
Bolton, Ont.	$30,610,000
Edmonton North	$32,360,000
Huntsville, Ont.	$15,800,000
Regina, Sask.	$54,530,000
St Constant, P.Q.	$40,400,000
St. John's, NFLD.	$37,120,000
Whitby, Ont.	$42,190,000
Winnipeg SW, Man.	$74,580,000

- We believe that based upon our Cash Flow projections the implicit returns are acceptable within the current market and supported by sale data sampled hereto in addition data retained in our working files

- The foregoing value estimates are based on an exposure period of three to six months

CONTINGENT AND LIMITING CONDITIONS
EIGHT WALMART ANCHORED RETAIL CENTRES
CANADA

1. This summary letter has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** for the purpose of relating our individual value estimates of the market value of **Eight Walmart Anchored Retail Centres.** It is not reasonable for any person other than the person or those to whom this letter is addressed to rely upon this letter without first obtaining written authorization from **Keith McRae** of **Calloway Real Estate Investment Trust** and the author of this summary letter and obtaining copies of the actual reprots. This letter has been prepared on the assumption that no other person will rely on it for any other purpose and all liability to all such persons is denied.

2. This letter has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** and for the exclusive (and confidential) use of, the recipient as named herein and for the specific purpose and function as stated herein. All copyright is reserved to the author and this summary letter is considered confidential by the author and **Keith McRae** of **Calloway Real Estate Investment Trust.** Possession of this summary letter, or a copy thereof, does not carry with it the right to reproduction or publication in any manner, in whole or in part, nor may it be disclosed, quoted from or referred to in any manner, in whole or in part, without the prior written consent and approval of the author as to the purpose, form and content of any such disclosure, quotation or reference. Without limiting the generality of the foregoing, neither all nor any part of the contents of this summary letter shall be disseminated or otherwise conveyed to the public in any manner whatsoever or through any media whatsoever or disclosed, quoted from or referred to in any reports, financial statement, prospectus, or offering memorandum of the client, or in any documents filed with any governmental agency without the prior written consent and approval of the author as to the purpose, form and content of such dissemination, disclosure, quotation or reference.

3. The estimated market value of the real estate that is the subject of this appraisal pertains to the value of the **leased fee estate** in the real property. The property rights appraised herein exclude mineral rights, if any.

4. The concept of market value presumes reasonable exposure. The exposure period is the estimated length of time the asset being valued would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of valuation. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. The reasonable exposure period is a function not only of time and effort, but will depend on the type of asset being valued, the state of the market at the date of valuation and the level at which the asset is priced. (The estimated length of the exposure period needed to achieve the estimated market value is set forth in the Letter of Transmittal, prefacing this summary letter).

5. The estimate of value contained in this summary letter is founded upon a thorough and diligent examination and analysis of information gathered and obtained from numerous sources. Certain information has been accepted at face value; especially if there was no reason to doubt its accuracy. Other empirical data required interpretative analysis pursuant to the objective of this appraisal. Certain inquiries were outside the scope of this mandate. For these reasons, the analyses, opinions and conclusions contained in this summary letter are subject to the following Contingent and Limiting conditions.

6. The property has been valued on the basis that title to the real estate herein appraised is good and marketable.

7. The author of this summary letter cannot accept responsibility for legal matters, questions of survey, opinions of title, hidden or unapparent conditions of the property, toxic wastes or contaminated materials, soil or sub-soil conditions, environmental, engineering or other technical matters that might render this property more or less valuable than as stated herein. If it came to our attention as the result of our investigation and analysis that certain problems may exist, a cautionary note has been entered in the body of the summary letter.

8. The legal description of the property and the area of the site were obtained from the various **Land Titles Offices**. Further, any plans and sketches contained in this summary letter are included solely to aid the recipient in visualizing the location of the property, the configuration and boundaries of the site and the relative position of the improvements on the said lands.

9. The property has been valued on the basis that the real estate is free and clear of all value influencing encumbrances, encroachments, restrictions or covenants except as may be noted in this summary letter and that there are no pledges, charges, liens or special assessments outstanding against the property other than as stated and described herein.

10. The property has been valued on the basis that there are no outstanding liabilities except as expressly noted herein, pursuant to any agreement with a municipal or other government authority, pursuant to any contract or agreement pertaining to the ownership and operation of the real estate or pursuant to any lease or agreement to lease, which may affect the stated value or saleability of the subject property or any portion thereof.

11. The interpretation of the leases and other contractual agreements, pertaining to the operation and ownership of the property, as expressed herein, is solely the opinion of the author and should not be construed as a legal interpretation. Further, the summaries of these contractual agreements, which appear in the Addenda, are presented for the sole purpose of giving the reader an overview of the salient facts thereof.

12. The property has been valued on the basis that the real estate complies in all material respects with any restrictive covenants affecting the site and has been built and is occupied and being operated, in all material respects, in full compliance with all requirements of law, including all zoning, land use classification, building, planning, fire and health by-laws, rules, regulations, orders and codes of all federal, provincial, regional and municipal governmental authorities having jurisdiction with respect thereto. (It is recognized there may be work orders or other

notices of violation of law outstanding with respect to the real estate and that there may be certain requirements of law preventing occupancy of the real estate as described in this summary letter. However, such circumstances have not been accounted for in the appraisal process).

13. Investigations have been undertaken in respect of matters that regulate the use of land. However, no inquiries have been placed with the fire department, the building inspector, the health department or any other government regulatory agency, unless such investigations are expressly represented to have been made in this summary letter. The subject property must comply with such regulations and, if it does not comply, its non-compliance may affect the market value of this property. To be certain of such compliance, further investigations may be necessary.

14. The property has been valued on the basis that there is no action, suit, proceeding or investigation pending or threatened against the real estate or affecting the titular owners of the property, at law or in equity or before or by any federal, provincial or municipal department, commission, board, bureau, agency or instrumentality which may adversely influence the value of the real estate herein appraised.

15. The property has been valued on the basis that all leases, agreements to lease, or other contractual agreements relating to the terms and conditions of the tenants' occupation of space within the subject property are fully enforceable, notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal.

16. The property has been valued on the basis that all rents referred to in this summary letter are being paid in full and when due and payable under the terms and conditions of the attendant leases, agreements to lease or other contractual agreements. Further, it is assumed that all rents referred to in this summary letter represent the rental arrangements stipulated in the leases, agreements to lease or other contractual agreements pertaining to the tenants' occupancy, to the extent that such rents have not been prepaid, abated, or inflated to reflect extraordinary circumstances, and are full enforceable notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal, unless such conditions have been identified and noted in this summary letter.

17. The data and statistical information contained herein were gathered from reliable sources and are believed to be correct. However, these data are not guaranteed for accuracy, even though every attempt has been made to verify the authenticity of this information as much as possible.

18. The estimated market value of the property does not necessarily represent the value of the underlying shares, if the asset is so held, as the value of the share could be affected by other considerations. Further, the estimated market value does not include consideration of any extraordinary financing, rental or income guarantees, special tax considerations or any other atypical benefits which may influence the ordinary market value of the property, unless the effects of such special conditions, and the extent of any special value that may arise therefrom, have been described and measured in this summary letter.

19. Should title to the real estate presently be held (or changed to a holding) by a partnership, in a joint venture, through a co-tenancy arrangement or by any other form of divisional ownership, the value of any fractional interest associated therewith may be more or less than the percentage of ownership appearing in the contractual agreement pertaining to the structure of such divisional ownership. For the purposes of our valuation, we have not made any adjustment for the value of a fractional interest.

20. In the event of syndication, the aggregate value of the limited partnership interests may be greater than the value of the freehold or fee simple interest in the real estate, by reason of the possible contributory value of non-realty interests or benefits such as provision for tax shelter, potential for capital appreciation, special investment privileges, particular occupancy and income guarantees, special financing or extraordinary agreements for management services.

21. Unless otherwise noted, the estimated market value of the property referred to herein is predicated upon the condition that it would be sold on a cash basis to the vendor subject to any contractual agreements and encumbrances as noted in this summary letter as-is and where-is, without any contingent agreements or caveats. Other financial arrangements, good or cumbersome, may affect the price at which this property might sell in the open market.

22. Should the author of this summary letter be required to give testimony or appear in court or at any administrative proceeding relating to this appraisal, prior arrangements shall be made therefore, including provisions for additional compensation to permit adequate time for preparation and for any appearances which may be required. However, neither this nor any other of these assumptions and limiting conditions is an attempt to limit the use that might be made of this summary letter should it properly become evidence in a judicial proceeding. In such a case, it is acknowledged that it is the judicial body which will decide the use of this summary letter which best serves the administration of justice.

23. Because market conditions, including economic, social and political factors, change rapidly and, on occasion, without notice or warning, the estimate of market value expressed herein, as of the effective date of this appraisal, cannot necessarily be relied upon as of any other date without subsequent advice of the author of this summary letter.

24. It is imperative that the reader or any other interested party be aware that the Appraiser did not inspect the premises for fire detection or smoke detection systems, or for the presence of carbon monoxide detectors, nor did the Appraiser inspect the condition of such equipment, if present. The Appraiser takes no responsibility whatsoever for the lack of, or condition of, detection devices that may be located on the premises, nor does the Appraiser warrant compliance in any manner of such equipment, if present.

25. The value expressed herein is in Canadian dollars.

26. This summary letter is only valid if it bears the original signature(s) of the author(s).

27. These Contingent and Limiting Conditions shall be read with all changes in number and gender as may be appropriate or required by the context or by the particulars of this mandate.



ALTUS GROUP
INDEPENDENT REAL ESTATE INTELLIGENCE | SERVICES CONSEILS INDEPENDANTS EN IMMOBILIER

May 30, 2005

Mr. Keith N. McRae, MBA
Director of Operations
Calloway Real Estate Investment Trust
Suite 310,
855 – 8th Avenue S. W.
Calgary, AB
T2P 3P1

Dear Keith:

RE: PORTFOLIO VALUATION OF TWENTY-EIGHT RETAIL PROPERTIES

In accordance with your request, we have completed our analysis and appraisal of the twenty-eight retail developments located in Newfoundland, Nova Scotia, Quebec, Ontario, Alberta and British Columbia. The purpose of the individual reports was to estimate the market value of the leased fee or fee simple estate of each property as at June 1, 2005 for acquisition and potential financing purposes. It is understood that the individual appraisals and this opinion of portfolio value may be included in an offering memorandum.

The portfolio comprises twenty-eight multi-tenant retail developments, including three vacant development sites, offering a total leaseable area of 7,803,100 square feet upon completion. As at the effective date of our analysis, ±73.5% of the portfolio (5,738,292 sf) is assumed completed and fully leased, on a fully net basis with all tenants in occupancy. Some of the tenants and their required improvements may not yet be completed or in occupancy, however, it is our understanding that these areas will be head-leased by the vendor until the improvements are completed or the actual tenants take occupancy. Our final value estimate also allotted value to the available excess development potential on twenty-four of the twenty-eight sites.

An investor basing criteria on an expected income flow is acquiring the portfolio. For income producing properties the Income Approach is used as the primary method of valuation. The two primary income methods are:

> **Direct Capitalization**: This method measures the relationship of value to the fully leased Net Operating Income, normally at the first year. This method is also referred to as the Overall Capitalization Rate Method.
>
> **Discounted Cash Flow (DCF)**: The Discounted Cash Flow Method calculates the present value of the future cash flows over a specified time period, including the potential proceeds of a deemed disposition, to determine market value.

ALTUS GROUP · Toronto Real Estate Advisory Services
| Telephone: 416 221-1200 · Fax: 416 221-1416

Both the DCF and Direct Capitalization approaches convert the earnings of a property into an estimate of value. Investors typically will use both approaches, applying different weight to each method based on the particular characteristics of the investment. Given current investor's emphasis on existing Net Operating Income and initial yield, the Direct Capitalization method was the primary approach to value. A selection of capitalization rates estimated from an analysis of recent sales and/or current listings on comparable properties located throughout Canada were applied to the Net Operating Incomes of each of the twenty-four income producing properties.

Discounted Cash Flow Analysis were also undertaken, based on a ten-year holding period recognizing investors are also be influenced by potential returns over a specific holding period. The aggregate value indicated by this approach supported the conclusions of the Direct Capitalization Method.

Three of the properties were vacant development sites, for which we relied primarily upon the Direct Comparison Approach to value.

PORTFOLIO PREMIUM

As part of our reporting requirement, we have also considered the issue of 'portfolio premium', as it applies to a specific grouping or cluster of properties. In this regard it is our opinion that a premium is likely to be applicable to the subject properties due to several key factors:

- Management Fee Savings
- Leasing Flexibility and Synergies
- Operating Cost Efficiencies
- Current Market Conditions

The first three points relate to the obvious operating advantages arising from the grouping of twenty-eight, similar open strip, power centre properties in four major geographic regions. The fourth point refers to the acute imbalance that currently exists between investment demand and available supply. Current demand levels for real estate investment are extraordinarily high, due in part to poorer performance of alternate non-real estate investment products. Moreover, retail assets in particular have consistently been one of the most sought after property types over the past 12 to 18 months. Thus, the opportunity to acquire a scarce investment heightens the perception of price. While the extent of such a premium is clearly speculative, it is our sense that an additional 2% to 5% of the individual market values should be considered as reasonable.

Applying such a premium to our initial value estimate of $892,100,000 results in a portfolio premium range of approximately $17,842,000 to $44,605,000. In our opinion, therefore, we estimate that the value of the portfolio as of June 1, 2005 to be between $909,900,000 and $936,700,000.

I trust that the preceding is suitable for your requirements. Should you have any questions or comments please do not hesitate to contact the undersigned directly.

Yours truly,
ALTUS HELYAR
DIVISION OF ALTUS GROUP LIMITED

Per: ______________________
David G. Jenkins, HBA, AACI, P.App.
President, Valuation and Research

Per: ______________________
Lou Iafrate, HBA
Manager, Valuations

Valuation



Seven Property Retail Portfolio
Canada

June 1, 2005

prepared for


CALLOWAY
REAL ESTATE INVESTMENT TRUST


COLLIERS
INTERNATIONAL
Realty Advisors

Our Ref: CIRA1683-05

May 27, 2005

Calloway Real Estate Investment Trust
Suite 310, 855 - 8th Street SW
Calgary, Alberta T2P 3P1

Attention: Keith McRae

Dear Mr. McRae:

RE: PORTFOLIO UPDATE VALUATION OF SEVEN WALMART ANCHORED & SHADOW ANCHORED RETAIL CENTRES ACROSS CANADA

In accordance with your request, we have inspected the above referenced properties and have carried out a full valuation analysis in order to estimate the updated current market value of the portfolio. This letter represents a summary of our findings and we conclude that the portfolio market value, as at June 1, 2005 and subject to the underlying Contingent and Limiting conditions set out herein, was:

FOUR HUNDRED FORTY-FIVE MILLION DOLLARS
$445,000,000

The indicated value is based on an exposure time of three to six months and assumes a cash to vendor sale. The reader's attention is directed to the Extraordinary Assumptions outlined on page 1 of this letter. This letter summarizes the methods and approaches to value in support of the value conclusions and contains some of the pertinent data gathered in our investigation of the market. This is an update valuation and must be read in conjunction with the original reports. If you have any questions, we would be pleased to discuss the valuation further.

Yours very truly,

COLLIERS INTERNATIONAL REALTY ADVISORS INC.

Liam Brunner, B.Econ., AACI, P.App.
Director, Valuation

Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

TERMS OF REFERENCE

Extraordinary Assumptions	▪	Our client has requested that we value the subject property as currently developed and assuming that tenants which are now booked are now in occupancy with the requisite improvements now complete. Included in our value estimate is the excess buildable density of the site, where applicable. The quantity of the available excess density was provided to us by our client and is assumed to be correct. Additionally, we have relied on summary income information and no formal lease review has been completed. The preceding assumptions are critical to the value estimate contained herein and the authors of this report and Colliers International Realty Advisors Inc., reserve the right to amend our estimates should any of these assumptions be altered in whole or in part.
Property Rights Appraised	▪	Leased Fee Estate
Purpose of Appraisal	▪	To estimate the "market value" of the properties referred to herein in order to facilitate mortgage financing. It is also acknowledged that this valuation may be included with information relating to an offering memorandum

For the purposes of this valuation, market value is defined as:
"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of the specific date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in Canadian Dollars or in financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative

financing or sales concessions granted by anyone associated with the sale."

(The Appraisal Institute of Canada "Canadian Uniform Standards of Professional Appraisal Practice". 2001 ed., p. 47)

Scope of the Assignment

- The properties were personally inspected in 2004
- Review of available data regarding the local markets was collected
- Verification of current land use and zoning regulations
- A review of sales and listing data on comparable properties
- Interview(s) with market participants
- This letter represents a summary of seven individual full valuations of the properties referred to herein; there were no extraordinary departures from the Canadian Standards of Professional Appraisal Practice guidelines

Contingent & Limiting Conditions

- The report is subject to the Contingent and Limiting Conditions set forth herein in addition to any specific assumptions that may be stated in the body of the report.

EFFECTIVE DATE OF VALUATION

- The effective date of the portfolio valuation is June 1, 2005.

BUILDING AREAS

- A summary of the gross leaseable areas of each development is provided following. Assumed gross leaseable areas are based upon actual areas now built as well as head-leased areas that are to be built. The head leased areas are to have their income guaranteed by the vendor until the tenants take occupancy. Excess site density reflects the amount of buildable square feet remaining on the individual sites. Our gross aggregate value estimate contained within this report as well as our portfolio value estimate reflects an allocation of value for this land component.

Calloway REIT

First Pro Portfolio

Property	AREA		
	Income Producing	Excess Density	Total
MANITOBA			
Winnipeg SW	402,290	145,394	547,684
SASKATCHEWAN			
Regina SE	370,574	-	370,574
ONTARIO			
Whitby Ontario	231,771	-	231,771
Bolton, Ontario	183,183	-	183,183
QUEBEC			
St Constant	292,362	-	292,362
Laval	549,330	-	549,330
NOVA SCOTIA			
Halifax	155,377	-	155,377
TOTALS	**2,184,887**	**145,394**	**2,330,281**

VALUATION

Highest & Best Use

- The highest and best use of the sites as though vacant is that of development with a mid to large size retail centre.
- The highest and best use of the sites as presently improved is that of the continued use as multi-tenant retail use with the potential for future expansion as the case may be.

Methodology of Valuation

- As income producing investment properties, we completed Overall Income Capitalization and Discounted Cash Flow Analyses. Additionally, and as a supportive technique, the Direct Comparison Approach was conducted. Since properties such as the subject do not trade on the basis of depreciated cost, we did not complete a Cost Approach. This letter relates our findings within the Income Approach which was supported by the Direct Comparison Approach, but is not related herein.

  The income of the various properties were stabilized using specific parameters, which are tabled following. This chart also relates the assumptions utilized within the Discounted Cash Flow Analysis

Calloway REIT

Income Assumptions

Property	Vacancy Allowance (% PGI)	Structural Reserve (% PGI)	Mgmt Fees (% Rent)	Annual Growth Rate
MANITOBA				
Winnipeg SW	0.0%	0.0%	2.5%	2.5%
SASKATCHEWAN				
Regina SE	0.0%	0.0%	2.5%	2.5%
ONTARIO				
Whitby Ontario	0.0%	0.0%	2.5%	2.5%
Bolton, Ontario	0.0%	0.0%	2.5%	2.5%
QUEBEC				
St Constant	0.0%	0.0%	2.5%	2.5%
Laval	0.0%	0.0%	2.5%	2.5%
NOVA SCOTIA				
Halifax	0.0%	0.0%	2.5%	2.5%

- Based on the previous discussion and our assumptions, a 10-year Cash Flow Projection for the portfolio (twelve month periods commencing June 1, 2005) was prepared. On the pages following this we have included a sampling of the investment market evidence. The subject properties are leased at market rental rates. The reader is reminded that, by and large, the subject developments are superior in tenancy covenant to the majority of the sales tabled. A valuation summary for the income approach follows the investment sales tabled.

Selected Retail Transactions

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
1	125 The Queensway Etobicoke, Ontario	$31,570,000 April 2005 106,212	125 QW - 1 Inc.; 124 QW - 2 Inc. Roycom (6) Property Fund Ltd et al.	7.00% $297.23	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditure
2	2508 and 2510 Hampshire Gate Oakville, Ontario	$8,700,000 March 2005 33,946	Canadian Urban Equities (CUE real property (2) Ltd.) Elrich Holdings Inc.	7.70% $256.29	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures; the property was sold using a tender call process
3	Armadale Square 7700 Markham Road Markham, Ontario	$32,500,000 February 2005 142,880	Armadale Square Inc. The Great-West Life Assurance Company	7.80% $227.46	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures; the vendor had acquired the unimproved property in October 2002 for a total consideration of $10,363,107, representing a price per acre of $530,516
4	Hopedale Mall 1515 Rebeccca Street Oakville, Ontario	$26,000,000 January 2005 251,069	Hopedale Developments Limited Shiphope Ltd.	8.60% $103.55	At the time of sale the plaza was in good physical condition and did not appear to require any significant capital expenditures
5	Grant Park Shopping Centre 1853 & 1899 Grant Avenue Winnipeg, Manitoba N/A	$49,250,000 Conditional Offer January 2005 384,441	N/A N/A	10.34% $128.11	Multi-tenant regional shopping centre; concrete block and steel frame construction behind clay brick and/or stucco; good condition; 97% occupied; national, regional and local tenants; OCR stabilized at 1% V&C and 0% structural; NOI = $13.34 per sq. ft.
6	Scottsdale Center 7031 120th Street, Delta, British Columbia	$41,000,000 January 2005 265,802	Scottsdale Central Inc. (HOOPP Realty Inc.) Investors Group Trust Co. Ltd. (Investors Real Property Fund)	8.17% $154.25	Enclosed community mall in the Scott Road corridor. Anchored by Zellers (114,598 sq. ft.), Save-On Foods (72,857 sq. ft.), B.C. Liquor Store (7,653 sq. ft.) Site area is 19.26 acres.
7	Panorama village Shopping Center	$20,000,000	Gulf Pacific Investments (1982) Ltd.	5.49%	Open format shopping centre in the Panorama Ridge

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
	Highway 10 & 152nd Street, Surrey, British Columbia	January 2005 77,780	Investors Group	$257.14	area of Surrey. Tenants include IGA Marketplace, CIBC, Big Ridge Brew Pub, McDonalds, and Subway. Property includes approximately 4 acres of excess land. Reportedly $25 per square foot was attributed to the excess land, or $4,356,000. Deducting this amount from the $20,000,000 purchase price results in an adjusted capitalization rate of 7.0%
8	Northgate Shopping Centre 2101 - 11th Avenue Regina, SK (Ref: Johanne Zolc, Colliers Regina)	$47,600,000 December 2004 331,089	N/A N/A	8.85% $143.77	Regional shopping centre; concrete block and steel frame construction behind clay brick and stucco; ample parking; good condition; 100% occupied; OCR stabilized at 1% V&C and 0% structural; NOI = $12.73 per sq. ft.
9	Richlea Square 10151 No. 3 Road Richmond, British Columbia	$12,647,000 December 2004 67,280	Robson Properties Limited 0704477 B.C. Ltd. (Offshore Investor)	7.21% $187.98	Deferred maintenance, including roof repairs. No adjustments have been made. Tenants include Safeway, Blockbuster, TD Canada Trust, McDonald's. Second floor office space is 10,962 square feet. Assumed mortgage - August 2007 maturity 6.37% interest rate. OSB at Dec/03 - $5,300,000. Safeway is reportedly in their 2nd of 6 - 5 year renewal options. Currently paying $5.35 per sq. ft., which is the same as the rent in their original term
10	Garden City Shopping Centre 2305 McPhillips Street Winnipeg, Manitoba	$39,423,000 September 2004 268,906 sq. ft.	Grosvenor International Canada Ltd. 1562903 Ontario Limited	9.00% (Est.) $146.61	Multi-tenant regional shopping centre; constructed in 1970 with extensive renovations and expansions recently completed; major tenants include Canadian Tire; shadow anchored by Sears; 86% occupied; stabilized OCR estimated at 9.0%; NOI = $15.75 per sq. ft.
11	Whites Road Shopping Centre 705 Kingston Road Pickering	$16,350,000 14 July 2004 65,703 sq. ft.	Whites Road Shopping Centre Inc. Linmar Investment Corporation Inc.	9.03% $249	Multi-tenant buildings constructed circa 1989. At the time of the sale the property was fully leased to both national and local businesses including LCBO and Lone

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
					Star Café. Stabilized income at 98% occupancy equated to $22.46 p.s.f. and a capitalization rate of 9.03%.
12	Time Marketplace 150 Esplande West North Vancouver, British Columbia	$12,675,000 June 2004 37,835	Grosvenor International Canada Limited First Capital	8.21% $335.01	Street-front retail property with IGA (21,363 sq.ft.) and Shoppers Drug Mart (15,589 sq.ft.) and a second story CRU (1,480 sq.ft.) Very High Parking component with 261 stalls
13	West Oaks Mall 32650-32700 South Fraser Way, Abbotsford, British Columbia	$60,000,000 June 2004 270,525	Westbank/Cressey First Capital (50.0%) Bental/Penreal (50.0%)	8.05% $221.79	Power Centre with small-enclosed portion. De-malled since 2001. Tenants include: Save-On Foods, London Drugs, Future Shop, Linens 'n' Things, Michael's, Sport Mart, Pier 1 Imports, Penningtons, Reitmans, CIBC, Danier Leather, and Moore's
14	Cornwall Centre 2101 - 11th Avenue Regina, SK (Ref: Johanne Zolc, Colliers Regina)	$84,776,100 May 2004 495,000	N/A Oxford Properties	9.06% $171.26	Regional shopping centre; concrete block and steel frame construction behind clay brick and stucco; ample parking; good condition; located in downtown Regina; 100% occupied; major tenants include Sears and The Bay; current rental rates at $15.00 to 20.00 per sq. ft.; op costs est. at $12.00 per sq. ft.; OCR stabilized at 1% V&C and 0% structural; NOI = $15.51 per sq. ft.
15	Clarkson Crossing 920-970 Southdown Road, Mississauga, Ontario	$44,229,513 April 2004 201,338 sq. ft.	Penreal Advisors Ltd. (Penretail 1 Ltd.) RioCan Holdings (Riokim Holdings (Ontario) Inc.)	8.3% $220.00	Constructed with six one storey multi-tenant retail buildings constructed circa 2003. The property was 98% leased to predominantly national businesses including Canadian Tire, Dominion and Shoppers Drug Mart. NOI was $3,662,000 or $18.19 per square foot.
16	Appleby Mall 5111 New Street; 499 & 505 Appleby Line, Burlington, Ontario	$25,975,000 April 2004 164,807 sq.ft.	Appleby Mall Realty Inc. First Capital Realty	8.9% $158	One single storey multi-tenant retail plaza constructed 1971. Parking ratio of 5.7 stalls per 1,000 square feet, and a coverage ratio of approximately 22%. 97% occupied by mostly national businesses including Fortinos, LCBO and Pharma Plus. Stabilized income at 98% occupancy equated to $14.10

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
					p.s.f. and a capitalization rate of 8.9%.
17	Winnipeg West Wal-Mart Centre 3605-3685 Portage Avenue Winnipeg, Manitoba	$38,500,000 (Est.) February 2004 271,053 sq. ft.	First Pro Shopping Centres Calloway REIT	8.75% (Est.) $142.04	Multi-tenant community power centre; construction began in 2000; largest tenant is Wal-Mart occupying 128,104 square feet; 91% of the tenants feature a national profile; estimated sale price and OCR includes an allocation of approximately $3,500,000 for excess buildable land; OCR stabilized at 2.0% V&C (excluding Wal-Mart) with no structural allowance; NOI = $11.29 per sq. ft.
18	Sunnyside Mall Bedford, Nova Scotia	$52,050,000 February 2004	Confidential Confidential	9.00% $175.84	Power Center offering 1 level of retail with approximately 43 stores; mix of high profile national tenants and strong retailers; 99% occupancy; additional density exists for future development of approximately 30,000 sq. ft. of retail space on site
19	First Pro Portfolio (Ontario Properties) St. Catherines Owen Sound; Barrie; Kapuskasing	Confidential December 2003	First Pro Shopping Centres Calloway REIT	Approximately 8.25% -9.00%	A group of Wal-Mart anchored retail plazas, located in regional communities in Ontario, outside the GTA.
20	Moore Square & Moore Centre 1353 & 1375 McPhillips Street Winnipeg, Manitoba	$6,000,000 July 2003 65,171 sq. ft.	Geoffrey L. Moore Realty Inc. Swancoat Investments Ltd.	10.20% $92.07	Multi-tenant building; one storey; constructed in 1958; concrete block and steel frame construction 33.6% site coverage; good condition; 100% occupied; major tenants include, Sport Chek, Moore's, Pennington's, TD Canada Trust and The Shoe Warehouse; op costs est. at $5.35 per sq. ft.; OCR stabilized at 3.0% V&C and 1.0% structural; NOI = $9.39 per sq. ft.

Index No.	Address Legal	Sale Price Sale Date Building Size (sq. ft.)	Vendor Purchaser	OCR IRR Sale Price/sq. ft.	Comments
21	Southland Mall 2965 Gordon Road Regina, Saskatchewan N/A	$55,100,000 May 2003 437,549	Caber Capital Rio Can REIT	10.35% $125.93	Multi-tenant retail building; one storey; constructed in 1975; concrete block and steel frame construction; ample paved parking stalls; 25% site coverage; good condition; 98% occupied; major tenants include Wal-Mart(expires in 2010), Safeway, Cineplex Odeon, Chapters, Sport Check, BMO; current rental rates at $13.24 per sq. ft.; op costs est. at $8.50 per sq. ft.; OCR stabilized at 1% V&C and 0% structural; NOI = $13.05 per sq. ft.
22	Queens Common Shopping Centre 910 Dundas Street West Whitby	$7,480,000 30 May 2003 46,841 sq. ft.	Monarch Construction Limited Lindenberg & Lindenberg	7.4% $160	Multi-tenant retail building; one storey; constructed circa 2001. At the time of the sale the property was 97% leased to national and local businesses. Some of the 13 tenants include Shoppers Drug Mart and Subway. Stabilized income at 98% occupancy equated to $11.76 p.s.f. and a capitalization rate of 7.4%.
23	Grant Park Shopping Centre 1853 & 1899 Grant Avenue Winnipeg, Manitoba	$49,250,000 Offering Price Conditional Offer April 2003 384,441 sq. ft.	Grant Park Ventures Inc. N/A	9.45% $128.11	Multi-tenant regional shopping centre; concrete block and steel frame construction behind clay brick and/or stucco; good condition; 97% occupied; national, regional and local tenants; OCR stabilized at 5.0% V&C and 1.0% structural; NOI = $12.22 per sq. ft.
24	Crestview Shopping Centre 3369 Portage Avenue Winnipeg, Manitoba	$5,500,000 February 2003 36,723 sq. ft.	Canada Safeway Limited 4506227 Manitoba Inc.	10.33% $149.77	Multi-tenant retail building and free standing bank; one storey; constructed in 1997; shadow-anchored by a Canada Safeway store; 100% occupied; major tenants include MLCC and CIBC; current rental rates average $12.00 to $16.00 per sq. ft.; op costs est. at $6.05 per sq. ft.; OCR stabilized at 3.0% V&C and 1.0% structural; NOI = $15.48 per sq. ft.

Property	AREA			DIRECT CAPITALIZATION			DCF ANALYSIS			Vacancy	Structural	Mgmt	Annual	FINAL	EXCESS DENSITY		TOTAL
	Income Producing	Excess Density	Total	NOI	Cap Rate	Value	Discount Rate	Terminal Cap. Rate	Value	Allowance (% PGI)	Reserve (% PGI)	Fees (% Rent)	Growth Rate	INCOME VALUE	PSF Rentable	Value	PROPERTY VALUE
								0.25%									
MANITOBA																	
Winnipeg SW	402,290	145,394	547,684	$ 5,553,000	7.25%	$ 76,590,000	8.50%	7.50%	$ 73,940,000	0.0%	0.0%	2.5%	2.5%	$ 76,590,000	$59	$ 8,650,000	$ 85,240,000
SASKATCHEWAN																	
Regina SE	370,574	-	370,574	$ 4,607,000	7.25%	$ 63,540,000	8.50%	7.50%	$ 63,570,000	0.0%	0.0%	2.5%	2.5%	$ 63,540,000	$0	$ -	$ 63,540,000
ONTARIO																	
Whitby Ontario	231,771	-	231,771	$ 3,563,290	6.75%	$ 52,790,000	8.75%	7.75%	$ 46,560,000	0.0%	0.0%	2.5%	2.5%	$ 52,790,000	$0	$ -	$ 52,790,000
Bolton, Ontario	183,183	-	183,183	$ 2,561,000	7.00%	$ 36,590,000	8.25%	7.00%	$ 34,770,000	0.0%	0.0%	2.5%	2.5%	$ 36,590,000	$0	$ -	$ 36,590,000
QUEBEC																	
St Constant	292,362	-	292,362	$ 3,496,000	7.00%	$ 49,940,000	8.25%	7.00%	$ 47,820,000	0.0%	0.0%	2.5%	2.5%	$ 49,940,000	$0	$ -	$ 49,940,000
Laval	549,330	-	549,330	$ 7,213,000	6.50%	$ 110,970,000	8.00%	7.00%	$ 105,024,000	0.0%	0.0%	2.5%	2.5%	$ 110,970,000	$0	$ -	$ 110,970,000
NOVA SCOTIA																	
Halifax	155,377	-	155,377	$ 2,126,000	7.25%	$ 29,320,000	8.75%	7.25%	$ 30,523,000	0.0%	0.0%	2.5%	2.5%	$ 30,525,000	$0	$ -	$ 30,525,000
TOTALS	2,184,887	145,394	2,330,281	$ 29,119,290	6.94%	$ 419,740,000			$ 402,207,000					$ 420,945,000			$ 429,595,000
PORTFOLIO - Low	Premium=	3.0%				$ 432,330,000			$ 414,270,000								$ 442,480,000
PORTFOLIO - High	Premium=	5.0%				$ 440,730,000			$ 422,320,000								$ 451,070,000

Reconciliation

- As an income producing investment grade property, most emphasis has been place on the two income based methods of valuation (primary emphasis, generally, on Direct Capitalization).
- As of June 1, 2005, the gross aggregate value of the seven centres is estimated to be **$445,000,000.**
- We believe that based upon our Cash Flow projections the implicit returns are acceptable within the current market and supported by sale data sampled hereto in addition data retained in our working files
- The foregoing value estimate is based on an exposure period of three to six months

Conclusion

Given current investor's emphasis on existing Net Operating Income and initial yield, the Direct Capitalization method was the primary approach to value. It is recognized, however, that investors will also be influenced by the relationship between contract rents in place and market levels and the potential to increase return over a specific holding period. For this reason Discounted Cash Flow Analyses were also undertaken over a ten year holding period. In the aggregate, this approach was considered very supportive of the Direct Capitalization Method which was the primary approach. A selection of capitalization rates estimated from an analysis of recent sales and/or current listings on comparable properties located throughout Canada were applied to the Net Operating Incomes of each of the seven properties. The Discounted Cash Flow technique was given special consideration when considerable income increases were realized over Years One to Three.

The reader will note that the two bottom lines of the analysis above relate to a portfolio premium range in value. The current investment market in Canada continues to be very strong, with many potential purchasers remarking on the current limited availability of institutional or investment grade real estate. The individual capitalization rates applied to each of the properties is a reflection of the considerable weighting of the respective income streams from largely national tenancies. Considering the magnitude of investment, many of the potential purchasers of this portfolio would also be probable purchasers on a property-by-property basis. Investment markets are currently attributing a premium to larger transactions which result in economies of scales since considerable amounts can be invested at one time. It is noteworthy that the subject properties are reported to be debt-free and the potential rates that could be attracted by this magnitude of financing would be extremely attractive. The current and sustained low interest rate environment, therefore, further supports the argument for a premium on a portfolio basis. Discussions generally tend toward a portfolio premium of 3% to 5%. This seems reasonable given the size and geographic diversity of this portfolio. In our opinion, therefore, we believe that the value of the portfolio as of June 1, 2005 to be between $442,450,000 and $451,070,000. We believe that a point estimate of **$445,000,000** within the range to be reasonable.

CERTIFICATION
SEVEN WALMART ANCHORED & SHADOW ANCHORED RETAIL CENTRES
CANADA

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
- Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favours the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
- Our analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Canadian Uniform Standards of Professional Appraisal Practice and with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute of Canada.
- We have the knowledge and experience to complete the assignment competently.
- The Appraisal Institute of Canada has a Mandatory Re-certification Program for designated members. As of the date of this report, we have fulfilled the requirements of the program.
- Colliers' employees inspected the properties during 2004.
- The value estimate contained in this report applies as of June 1, 2005. This date may be referred to as the *effective date of valuation.*

Final Estimate of Value

Having regard to all of the information contained in this report, it is my professional opinion that the market value of the portfolio at the effective date of valuation was:

FOUR HUNDRED FORTY-FIVE MILLION DOLLARS

$445,000,000

Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

May 27, 2005
Date

Liam Brunner, B.Econ., AACI, P.App.
Director, Valuation

May 27, 2005
Date

CONTINGENT AND LIMITING CONDITIONS
SEVEN WALMART ANCHORED RETAIL CENTRES
CANADA

1. This report has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** for the purpose of providing an estimate of the market value of **Seven Walmart Anchored Retail Centres.** It is not reasonable for any person other than the person or those to whom this report is addressed to rely upon this appraisal without first obtaining written authorization from **Keith McRae** of **Calloway Real Estate Investment Trust** and the author of this report. This report has been prepared on the assumption that no other person will rely on it for any other purpose and all liability to all such persons is denied.

2. This report has been prepared at the request of **Keith McRae** of **Calloway Real Estate Investment Trust** and for the exclusive (and confidential) use of, the recipient as named herein and for the specific purpose and function as stated herein. All copyright is reserved to the author and this report is considered confidential by the author and **Keith McRae** of **Calloway Real Estate Investment Trust.** Possession of this report, or a copy thereof, does not carry with it the right to reproduction or publication in any manner, in whole or in part, nor may it be disclosed, quoted from or referred to in any manner, in whole or in part, without the prior written consent and approval of the author as to the purpose, form and content of any such disclosure, quotation or reference. Without limiting the generality of the foregoing, neither all nor any part of the contents of this report shall be disseminated or otherwise conveyed to the public in any manner whatsoever or through any media whatsoever or disclosed, quoted from or referred to in any report, financial statement, prospectus, or offering memorandum of the client, or in any documents filed with any governmental agency without the prior written consent and approval of the author as to the purpose, form and content of such dissemination, disclosure, quotation or reference.

3. The estimated market value of the real estate that is the subject of this appraisal pertains to the value of the **leased fee estate** in the real property. The property rights appraised herein exclude mineral rights, if any.

4. The concept of market value presumes reasonable exposure. The exposure period is the estimated length of time the asset being valued would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of valuation. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. The reasonable exposure period is a function not only of time and effort, but will depend on the type of asset being valued, the state of the market at the date of valuation and the level at which the asset is priced. (The estimated length of the exposure period needed to achieve the estimated market value is set forth in the Letter of Transmittal, prefacing this report).

5. The estimate of value contained in this report is founded upon a thorough and diligent examination and analysis of information gathered and obtained from numerous sources. Certain information has been accepted at face value; especially if there was no reason to doubt its accuracy. Other empirical data required interpretative analysis pursuant to the objective of this appraisal. Certain inquiries were outside the scope of this mandate. For these reasons, the analyses, opinions and conclusions contained in this report are subject to the following Contingent and Limiting conditions.

6. The property has been valued on the basis that title to the real estate herein appraised is good and marketable.

7. The author of this report cannot accept responsibility for legal matters, questions of survey, opinions of title, hidden or unapparent conditions of the property, toxic wastes or contaminated materials, soil or sub-soil conditions, environmental, engineering or other technical matters that might render this property more or less valuable than as stated herein. If it came to our attention as the result of our investigation and analysis that certain problems may exist, a cautionary note has been entered in the body of the report.

8. The legal description of the property and the area of the site were obtained from the various **Land Titles Offices**. Further, any plans and sketches contained in this report are included solely to aid the recipient in visualizing the location of the property, the configuration and boundaries of the site and the relative position of the improvements on the said lands.

9. The property has been valued on the basis that the real estate is free and clear of all value influencing encumbrances, encroachments, restrictions or covenants except as may be noted in this report and that there are no pledges, charges, liens or special assessments outstanding against the property other than as stated and described herein.

10. The property has been valued on the basis that there are no outstanding liabilities except as expressly noted herein, pursuant to any agreement with a municipal or other government authority, pursuant to any contract or agreement pertaining to the ownership and operation of the real estate or pursuant to any lease or agreement to lease, which may affect the stated value or saleability of the subject property or any portion thereof.

11. The interpretation of the leases and other contractual agreements, pertaining to the operation and ownership of the property, as expressed herein, is solely the opinion of the author and should not be construed as a legal interpretation. Further, the summaries of these contractual agreements, which appear in the Addenda, are presented for the sole purpose of giving the reader an overview of the salient facts thereof.

12. The property has been valued on the basis that the real estate complies in all material respects with any restrictive covenants affecting the site and has been built and is occupied and being operated, in all material respects, in full compliance with all requirements of law, including all

zoning, land use classification, building, planning, fire and health by-laws, rules, regulations, orders and codes of all federal, provincial, regional and municipal governmental authorities having jurisdiction with respect thereto. (It is recognized there may be work orders or other notices of violation of law outstanding with respect to the real estate and that there may be certain requirements of law preventing occupancy of the real estate as described in this report. However, such circumstances have not been accounted for in the appraisal process).

13. Investigations have been undertaken in respect of matters that regulate the use of land. However, no inquiries have been placed with the fire department, the building inspector, the health department or any other government regulatory agency, unless such investigations are expressly represented to have been made in this report. The subject property must comply with such regulations and, if it does not comply, its non-compliance may affect the market value of this property. To be certain of such compliance, further investigations may be necessary.

14. The property has been valued on the basis that there is no action, suit, proceeding or investigation pending or threatened against the real estate or affecting the titular owners of the property, at law or in equity or before or by any federal, provincial or municipal department, commission, board, bureau, agency or instrumentality which may adversely influence the value of the real estate herein appraised.

15. The property has been valued on the basis that all leases, agreements to lease, or other contractual agreements relating to the terms and conditions of the tenants' occupation of space within the subject property are fully enforceable, notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal.

16. The property has been valued on the basis that all rents referred to in this report are being paid in full and when due and payable under the terms and conditions of the attendant leases, agreements to lease or other contractual agreements. Further, it is assumed that all rents referred to in this report represent the rental arrangements stipulated in the leases, agreements to lease or other contractual agreements pertaining to the tenants' occupancy, to the extent that such rents have not been prepaid, abated, or inflated to reflect extraordinary circumstances, and are full enforceable notwithstanding that such documentation may not be fully executed by the parties thereto as at the date of this appraisal, unless such conditions have been identified and noted in this report.

17. The data and statistical information contained herein were gathered from reliable sources and are believed to be correct. However, these data are not guaranteed for accuracy, even though every attempt has been made to verify the authenticity of this information as much as possible.

18. The estimated market value of the property does not necessarily represent the value of the underlying shares, if the asset is so held, as the value of the share could be affected by other considerations. Further, the estimated market value does not include consideration of any extraordinary financing, rental or income guarantees, special tax considerations or any other

atypical benefits which may influence the ordinary market value of the property, unless the effects of such special conditions, and the extent of any special value that may arise therefrom, have been described and measured in this report.

19. Should title to the real estate presently be held (or changed to a holding) by a partnership, in a joint venture, through a co-tenancy arrangement or by any other form of divisional ownership, the value of any fractional interest associated therewith may be more or less than the percentage of ownership appearing in the contractual agreement pertaining to the structure of such divisional ownership. For the purposes of our valuation, we have not made any adjustment for the value of a fractional interest.

20. In the event of syndication, the aggregate value of the limited partnership interests may be greater than the value of the freehold or fee simple interest in the real estate, by reason of the possible contributory value of non-realty interests or benefits such as provision for tax shelter, potential for capital appreciation, special investment privileges, particular occupancy and income guarantees, special financing or extraordinary agreements for management services.

21. Unless otherwise noted, the estimated market value of the property referred to herein is predicated upon the condition that it would be sold on a cash basis to the vendor subject to any contractual agreements and encumbrances as noted in this report as-is and where-is, without any contingent agreements or caveats. Other financial arrangements, good or cumbersome, may affect the price at which this property might sell in the open market.

22. Should the author of this report be required to give testimony or appear in court or at any administrative proceeding relating to this appraisal, prior arrangements shall be made therefore, including provisions for additional compensation to permit adequate time for preparation and for any appearances which may be required. However, neither this nor any other of these assumptions and limiting conditions is an attempt to limit the use that might be made of this report should it properly become evidence in a judicial proceeding. In such a case, it is acknowledged that it is the judicial body which will decide the use of this report which best serves the administration of justice.

23. Because market conditions, including economic, social and political factors, change rapidly and, on occasion, without notice or warning, the estimate of market value expressed herein, as of the effective date of this appraisal, cannot necessarily be relied upon as of any other date without subsequent advice of the author of this report.

24. It is imperative that the reader or any other interested party be aware that the Appraiser did not inspect the premises for fire detection or smoke detection systems, or for the presence of carbon monoxide detectors, nor did the Appraiser inspect the condition of such equipment, if present. The Appraiser takes no responsibility whatsoever for the lack of, or condition of, detection devices that may be located on the premises, nor does the Appraiser warrant compliance in any manner of such equipment, if present.

25. The value expressed herein is in Canadian dollars.

26. This report is only valid if it bears the original signature(s) of the author(s).

27. These Contingent and Limiting Conditions shall be read with all changes in number and gender as may be appropriate or required by the context or by the particulars of this mandate.



Code of Business Conduct

Description

All employees will endeavor to conduct themselves in a professional and courteous manner that is consistent with the code of business conduct set forth in this policy at all times.

All employees will be required as a condition of employment to read this policy and formally sign a document acknowledging their understanding of it on an annual basis.

The following guidelines are not all-inclusive, but are intended to be illustrative of the minimum expectations for acceptable work performance and workplace behavior.

I. Ethical & Lawful Conduct

Employees must conduct all Trust transactions in an ethical and lawful manner while recognizing their responsibility to represent the Trust's best interests. Employees are agents of the Trust and as such, they are entrusted with upholding and adhering to all applicable federal and provincial laws.

Employees are required to comply with the Trust's policies governing corporate and individual conduct. They must observe a high standard of morality in the conduct of their official duties and faithfully fulfill the responsibilities of their positions, regardless of their personal or financial interests.

II. Use of Trust Resources

No employee shall request or permit the use of Trust-owned vehicles, equipment, computer information systems, materials, Trust time or property for personal convenience or profit, except where the Trust grants such privileges. This includes the unauthorized use of Trust stationary, postage, photocopying and any other equipment not sanctioned by the Trust.

III. Representation

The employees shall maintain the highest standards of professional courtesy and competence in all dealings with customers and suppliers.

IV. Conflicts of Interest

The Trust expects the employees to conduct business according to the highest ethical standards. The employee is expected to devote his/her best efforts to the interests of the Trust and the conduct of its affairs. The employee shall avoid outside employment, contractual relationships, activities and other interests that involve obligations that may compete with or be in conflict with the interests of the Trust. Prior to engaging in any of the above activities, an employee should request, in writing, approval to proceed in such activity from the CEO or CFO of the Trust. Management has the sole discretion to determine whether an employee's outside employment or activities are in conflict with the interests of the Trust. If the status of a previously non-conflicting activity changes, an employee should contact the CEO or CFO of the Trust and disclose the situation.

V. Offering or Accepting Gifts

Gifts or favours may create self-interest or familiarity threats. Accordingly, Trust employees may accept or offer such gifts or favours only if the gifts or favours are of such a token nature that any self-interest or familiarity threats would be clearly insignificant. In case of doubt, the Trust's CFO should be consulted.

VI. Drug Free Workplace

Our obligation to clients and the nature of our business require that we remain alert, responsive to instruction and aware of the consequences of our actions. The ability to meet these obligations is seriously compromised by the use of illegal drugs or the inappropriate or illegal use of legal drugs or alcohol.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

The Trust will not permit:

- The sale, purchase or use of controlled substances while conducting Trust business (exception: appropriate possession or use while under the supervision of a licensed health care provider).
- The sale, purchase or abuse of alcohol on the job.
- The use of drugs or alcohol off the job in a manner that might impair job performance.

Any employee who reasonably suspects that another employee is selling, buying, distributing, possessing or using illegal or abusing legal drugs or alcohol inappropriately, should immediately notify their manager or a Human Resources representative.

VIII. CONFIDENTIALITY

The Trust and its employees are regularly entrusted with confidential information. Employees must take every precaution to protect and respect the confidentiality and security of the Trust and its confidential information both during the course of the employee's employment, and thereafter. This includes your own personal information, such as salary. The Trust:

- Will control access to confidential information.
- Will use secure media to transmit, store or destroy confidential information (in many instances cell phones are considered insecure media).
- Will not release information that violates the privacy rights of others.

All employees will be required to sign the Trust's Confidentiality Agreement as a term of accepting employment with the Trust.

VIII. INTELLECTUAL PROPERTY RIGHTS

Internally created techniques, processes, methodologies and the like are considered "trade secrets" of the Trust and are the intellectual property of the Trust. Employees may not use, communicate, or otherwise compromise any intellectual property of the Trust without prior written authorization from the Trust.

IX. FAMILY RELATIONSHIPS

The Trust supports the hiring of employees' children or other relatives for summer and casual employment. Family members may be hired in a regular full-time capacity provided there is clear evidence of due consideration in hiring the best qualified candidate for the position and that best HR recruitment practices were complied with.

Family members will not be hired where that places them in direct or indirect reporting relationships.

X. REPORT ANY PROBLEMS OR IRREGULARITIES:

Compliance with the policies that support the Trust's values of Dignity and Respect is a condition of employment. If you believe that you may have breached the policies that support the Trust's values of Dignity and Respect or have observed:

- A serious breach of the Code by another employee, or
- A serious weakness or deficiency in our policies, procedures or controls which might enable breaches to occur or go undetected.

You have a responsibility to the Trust, your fellow employees, and yourself to report it immediately to Manager, Human Resources, or another member of the Trust management team.

No adverse action shall be taken against any employee who, acting in good faith, brings forward such information. However, if you have a concern, you may discuss it anonymously or confidentially through Human Resources.

On a day-to-day basis, if you are uncertain about an appropriate course of action, seek the advice of your Manager or a more senior officer as appropriate. For a complete list of the sources of assistance please refer to the listing provided next.



CALLOWAY REAL ESTATE INVESTMENT TRUST
CHANGE OF AUDITORS NOTICE
Pursuant to National Instrument 51-102, Section 4.11

I. Former Auditors

(a) On September 30, 2005, Kenway Mack Slusarchuk Stewart LLP resigned as the auditors of Calloway Real Estate Investment Trust at the Trust's request.

(b) The Audit Committee accepted the resignation of the auditors.

(c) The auditors' reports of Kenway Mack Slusarchuk Stewart LLP on the financial statements of Calloway Real Estate Investment Trust for the years ended December 31, 2004 and December 31, 2003 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audits.

(d) In connection with the audits for the years ended December 31, 2004 and December 31, 2003 and through to September 30, 2005, there have been no reportable events, as defined in the National Instrument.

II. Successor Auditors

The Trust appointed PricewaterhouseCoopers LLP as its new auditors as of September 30, 2005. The Audit Committee considered and approved the appointment.

DATED at Calgary, Alberta, this 4th day of October, 2005.

Calloway Real Estate Investment Trust

per: Mark Suchan, Chief Financial Officer


KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

October 14, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Securities Division, Department of Government Services
Registrar of Securities, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Community Services, Government of the Yukon Territory
Registrar of Securities, Department of Justice, Government of Nunavut

Dear Sirs:

Re: Calloway Real Estate Investment Trust
Change of Auditors Notice

In response to the request of Calloway Real Estate Investment Trust, made in accordance with Section 4.11(5) of National Instrument 51-102, we confirm that we have reviewed the Change of Auditors Notice of Calloway Real Estate Investment Trust dated October 4, 2005.

Based on our knowledge as of the date hereof, October 14, 2005, we agree with each of the statements contained therein.

Yours very truly,

Kenway Mack Slusarchuk Stewart LLP

Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

BJK/jel


220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267


DFK

Member of DFK International
with affiliated offices worldwide

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499
Direct Tel. 416 228 1040
Direct Fax 416 814 3220

October 7, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs

We have read the statements made by Calloway Real Estate Investment Trust in the attached copy of change of auditors notice dated October 4, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the change of auditors notice dated October 4, 2005, except that we have no basis to agree or disagree with the following statement, which cannot reasonably be confirmed/denied by us: "In connection with the audits for the years ended December 31, 2004 and December 31, 2003 and through to September 30, 2005, there have been no reportable events, as defined in the National Instrument."

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

S:\ABASNorth\Clients\C\Calloway REIT\2005\004-AP-ltr-National Inst.doc




CALLOWAY
REAL ESTATE INVESTMENT TRUST

Notice of Annual and Special Meeting

of Unitholders to be held on July 7, 2005

- and -

Management Information Circular

Dated June 9, 2005

TABLE OF CONTENTS

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS OF UNITS
to be held on July 7, 2005

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Unitholders") of units ("Units") of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") will be held in the Quebec Room, Main Mezzanine Level, Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario, on July 7, 2005 at 9:00 a.m. (Toronto time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditor's report thereon;
2. To fix the number of trustees to be elected at the Meeting at not more than 9;
3. To elect the persons named as proposed trustees in the Management Information Circular accompanying this notice as trustees of the Trust for the ensuing year;
4. To appoint Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;
5. To consider and, if thought advisable, to approve and adopt, with or without modification, a resolution approving a deferred unit plan for the Trust, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting;
6. To consider and, if thought advisable, to approve and adopt, with or without modification, a resolution approving: (i) the acquisition (the "Acquisition") by Calloway of interests in 35 retail shopping centres and adjacent undeveloped lands (the "Centres") and 10 parcels of development lands (the "Development Lands" and together with the Centres, the "Centres V") from First Professional Realty Inc. and affiliated entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), Wal-Mart Canada Realty Inc. and other minority owners (collectively, the "Vendors"); (ii) the issuance to the Vendors (except Wal-Mart) of up to 12.6 million class B units of a limited partnership to be set up by Calloway, each of which will be convertible into Units at the option of the holder; (iii) the creation and issuance to the Vendors (except Wal-Mart) of 12.6 million special voting units of Calloway ("Special Voting Units"); (iv) in connection with additional developments on the Centres V, the reservation of up to 11 million Units issuable to FirstPro, of which up to 8.5 million will be issuable on conversion of Class B units issuable to FirstPro in connection with additional development on those Centres and Development Lands to be acquired by the limited partnership, (v) the reservation of 8.5 million additional Special Voting Units issuable to FirstPro in connection with the additional Class B units issuable to FirstPro pursuant to (iv) above; and (vi) the issuance of such Units of Calloway as are required to fund the cash consideration required by Calloway to complete the acquisition from the Vendors (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in the Management Information Circular accompanying this Notice of Meeting;
7. To consider, and if thought advisable, pass a special resolution approving amendments to the declaration of trust constituting the Trust which have the effect of converting the Trust to an "open-end" mutual fund trust and implementing additional amendments contemplated or necessary in connection with the Acquisition, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting; and
8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. The record date for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 23, 2005. Only Unitholders whose names have been entered in the register of Unitholders at the close of business on that date and holders of Units issued by Calloway after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a Unitholder transfers the ownership of any Units after such date and the transferee of those Units establishes that such transferee owns the Units and demands, not later than 10 days before the Meeting, to be included in the list of Unitholders eligible to vote at the Meeting, such transferee will be entitled to vote those Units at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of Calloway, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at the City of Calgary, in the Province of Alberta, this 9th day of June, 2005.

BY ORDER OF THE BOARD OF TRUSTEES OF
CALLOWAY REAL ESTATE INVESTMENT TRUST

(signed) J. Michael Storey

J. Michael Storey
President, Chief Executive Officer and a Trustee

**CALLOWAY REAL ESTATE INVESTMENT TRUST
MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting of Unitholders to be held on July 7, 2005**

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") to be used at the annual and special meeting (the "Meeting") of the holders of Units (the "Unitholders") of Calloway to be held on July 7, 2005 at 9:00 a.m. (Toronto Time) in the Quebec Room, Main Mezzanine Level, Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario, and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Annual and Special Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of Calloway who will be specifically remunerated therefor. All costs of the solicitation will be borne by Calloway. The information contained herein is given as of May 23, 2005 except where otherwise indicated.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are trustees or officers of Calloway. **A Unitholder desiring to appoint a person (who need not be a Unitholder) to represent such Unitholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the Secretary of Calloway c/o Computershare Trust Company of Canada, Attention: Corporate Trust, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.** A form of proxy must be received by Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day preceding the day of the Meeting or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered Unitholder attends personally at the Meeting, such Unitholder may revoke the proxy and vote in person.

The Board of Trustees of Calloway has fixed the record date ("Record Date") for the Meeting as at the close of business on May 23, 2005. Unitholders of Calloway of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent such Unitholder transfers any of such Unitholder's Units after the Record Date and the transferee of those Units establishes that such transferee owns the Units and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Unitholders entitled to vote, in which case such transferee shall be entitled to vote such Units at the applicable Meeting.

Signature of Proxy

The form of proxy must be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Calloway).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. **In the absence of such direction, such Units will be voted in favour of the following resolutions:**

1. **Fixing the number of trustees to be elected at the meeting at not more than 9;**
2. **Electing the persons named as proposed trustees in this Management Information Circular as trustees of the Trust for the ensuing year;**
3. **Appointing Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;**
4. **Approving a deferred unit plan for the Trust;**
5. **Approving: (i) the acquisition (the "Acquisition") by Calloway of interests in 35 retail shopping centres and adjacent undeveloped lands (the "Centres") and 10 parcels of development lands (the "Development Lands" and together with the Centres, the "Centres V") from First Professional Realty Inc. and affiliated entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), Wal-Mart Canada Realty Inc. and other minority owners (collectively, the "Vendors"); (ii) the issuance to the Vendors (except Wal-Mart) of up to 12.6 million class B units of a limited partnership to be set up by Calloway, each of which will be convertible into Units at the option of the holder; (iii) the creation and issuance to the Vendors (except Wal-Mart) of 12.6 million special voting units of Calloway ("Special Voting Units"); (iv) in connection with additional developments on the Centres V, the reservation of up to 11 million Units issuable to FirstPro, of which up to 8.5 million will be issuable on conversion of Class B units issuable to FirstPro in connection with additional development on those Centres and Development Lands to be acquired by the limited partnership, (v) the reservation of 8.5 million additional Special Voting Units issuable to FirstPro in connection with the additional Class B units issuable to FirstPro pursuant to (iv) above; and (vi) the issuance of such Units of Calloway as are required to fund the cash consideration required by Calloway to complete the acquisition from the Vendors (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in this Management Information Circular; and**
6. **Approving amendments to the declaration of trust constituting the Trust which have the effect of converting the Trust to an "open-end" mutual fund trust and implementing additional amendments contemplated in connection with the Acquisition, all as more particularly set forth in this Management Information Circular.**

Exercise of Discretion of Proxy

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Management Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Management Information Circular, management of Calloway ("Management") knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Advice to Beneficial Unitholders

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their names (referred to in this Management Information Circular as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Calloway as the registered holders of Units can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases, those Units will not be registered in the Unitholder's name on the records of Calloway. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. Units held by brokers or their agents can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers or agents for that broker are prohibited from voting Units for their clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Units are properly communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Unitholders in advance of meetings of Unitholders. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholders how to vote on behalf of the Beneficial Unitholder. A Beneficial Unitholder receiving a proxy from an intermediary or broker cannot use that proxy to vote Units directly at the Meeting; rather, the proxy must be returned to the intermediary or broker well in advance of the Meeting in order to have the Units voted.

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend at the Meeting as proxyholder for the registered Unitholder and vote the Units in that capacity. Beneficial Unitholders who wish to attend the Meeting and indirectly vote their Units as proxyholder for the registered Unitholder should enter their own names in the blank space on the form of proxy provided to them by their broker and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent), well in advance of the Meeting.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Management Information Circular:

(a) the Annual Information Form of the Trust dated March 22, 2005;

(b) the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2004 and December 31, 2003 together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations of the Trust for the year ended December 31, 2004;

(d) the unaudited interim comparative consolidated financial statements of the Trust for the three month periods ended March 31, 2005 and 2004;

(e) management's discussion and analysis of financial condition and results of operations of the Trust for the three month period ended March 31, 2005;

(f) the audited schedules of combined net operations for certain prior acquisitions of the Trust for the years ended December 31, 2003, 2002 and 2001 together with the notes thereto and the auditors report thereon, all of which can be found at pages F-20 to F-24 (the "Centres") and pages F-26 to F-31 (the "Centres II") of the Trust's prospectus dated April 30, 2004;

(g) the audited schedules of combined net operations for certain prior acquisitions (the "Phase I Centres") of the Trust for the years ended December 31, 2003 and 2002 together with the notes thereto and the auditors report thereon and the unaudited interim comparative schedules of combined net operations for such acquisitions for the nine month periods ended September 30, 2004 and 2003, all of which can be found at pages 19 to 24 of the Trust's business acquisition report dated February 11, 2005;

(h) the audited schedules of combined net operations for certain prior acquisitions (the "Phase II Centres") of the Trust for the years ended December 31, 2004 and 2003 together with the notes thereto and the auditors report thereon, all of which can be found at pages 6 to 10 of the Trust's business acquisition report dated May 10, 2005;

(i) the material change report of the Trust dated February 16, 2005 relating to (i) an increase in the monthly distributions of the Trust; and (ii) the reaching of an agreement for the Trust to raise approximately $60 million by the issuance of subscription receipts;

(j) the material change report of the Trust dated February 24, 2005 relating to the closing of the Trust's previously announced private placement of subscription receipts for gross proceeds of approximately $60 million;

(k) the material change report of the Trust dated March 14, 2005 relating to the completion of the acquisition of the Phase II Centres;

(l) the material change report of the Trust dated April 19, 2005 relating to the receipt of the approval of the Board of Trustees of the Trust and the conditional agreements for the acquisition of the Centres and Development Lands;

(m) the material change report of the Trust dated May 16, 2005 relating to amendments to the FirstPro conditional agreements for the acquisition of certain interest in the Centres and Development Lands; and

(n) the material change report of the Trust dated June 3, 2005 relating to an agreement of the Trust to raise up to $175 million by the issuance of subscription receipts.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Management Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Management Information Circular.

All documents incorporated by reference in this Management Information Circular may be found on SEDAR at www.sedar.com. Further, upon request, Calloway will promptly provide a copy of any such document free of charge to a securityholder of Calloway.

AUDITORS' CONSENTS

Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants

We have read the Management Information Circular of Calloway Real Estate Investment Trust (the "Trust") dated June 9, 2005 with respect to certain annual and special business of the Trust including consideration of a proposed acquisition of certain assets by the Trust and certain proposed amendments to the declaration of trust of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Management Information Circular of our report dated February 19, 2005 (except Note 22 which is dated March 2, 2005) to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We also consent to the use in the above-mentioned Management Information Circular of our compilation report dated June 9, 2005 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the

unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004.

Calgary, Alberta June 9, 2005	(Signed) Kenway Mack Slusarchuk Stewart LLP Chartered Accountants

KPMG LLP, Chartered Accountants

We have read the management information circular of Calloway Real Estate Investment Trust (the "Trust") dated June 9, 2005 with respect to certain annual and special business of the Trust including consideration of a proposed acquisition of certain assets by the Trust and certain proposed amendments to the declaration of trust of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned management information circular of our reports to the Partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to The Centres and The Centres II for the years ended December 31, 2003, 2002 and 2001. Our reports are dated March 26, 2004.

We also consent to the use through incorporation by reference in the above-mentioned management information circular of our report to the Partners of the Wal-Mart-First Pro Realty Partnership on the schedules of combined net operations relating to the Phase I Centres for the years ended December 31, 2003 and 2002. Our report is dated February 10, 2005.

We also consent to the use through incorporation by reference in the above-mentioned management information circular of our report to the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Phase II Centres for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use in the above-mentioned management information circular of our report to the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase I for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

We also consent to the use in the above-mentioned management information circular of our report to the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships on the schedules of combined net operations relating to the Centres V Phase II for the years ended December 31, 2004 and 2003. Our report is dated April 29, 2005.

Toronto, Ontario June 9, 2005	(Signed) KPMG LLP Chartered Accountants

The Sacks Partnership, Chartered Accountants

We have read the Management Information Circular of Calloway Real Estate Investment Trust (the "Trust") dated June 9, 2005 with respect to certain annual and special business of the Trust including consideration of a proposed acquisition of certain assets by the Trust and certain proposed amendments to the declaration of trust of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Management Information Circular of our report to the Owners of the Centres V Phase III (as defined in the pro forma financial statements of the Trust included in the above-mentioned Management Information Circular) on the schedule of combined net operations relating to the Centres V Phase III for the years ended December 31, 2004 and 2003. Our report is dated May 17, 2005.

Toronto, Ontario June 9, 2005	(Signed) The Sacks Partnership Chartered Accountants

INFORMATION RESPECTING CALLOWAY REAL ESTATE INVESTMENT TRUST

General

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") is an unincorporated closed-end real estate investment trust established by the declaration of trust dated December 4, 2001, as most recently amended and restated as of January 16, 2004 (the "Declaration of Trust"), and governed by the laws of the Province of Alberta. Calloway was created to invest in income-producing rental properties located in Canada. Calloway intends to invest primarily in large format, unenclosed retail centres which are geographically diversified. Although Calloway is a "mutual fund trust" as defined in the Income Tax Act (Canada), Calloway is not a "mutual fund" as defined in applicable securities legislation. The principal and head office of Calloway is located at 310, 855 – 8th Avenue S.W., Calgary, Alberta T2P 3P1.

Trust Units

Calloway's authorized capital consists of an unlimited number of Units. As of May 31, 2005, there were 36,904,570 Units issued and outstanding.

The Declaration of Trust provides that Units or rights to acquire Units may be issued at times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Each Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, Calloway in the event of termination or winding-up of Calloway. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of Calloway and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

Principal Unitholders

To the knowledge of Calloway, as at May 23, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Calloway carrying more than 10% of the voting rights attached to any class of voting securities of Calloway except as set out below:

Unitholder	Type of Ownership	Number of Units	Percentage of Units
Mitchell Goldhar (1)	Beneficial	6,048,513	16.4%

Note:
(1) These Units are held by CWT Investments Limited, a company controlled by Mitchell Goldhar.

Trustees of Calloway

The following table sets forth the name, municipality of residence, office held with Calloway, experience and principal occupation during at least the last five (5) years and the approximate number of Units of Calloway beneficially owned or controlled by each of the current Trustees of Calloway and each of the individuals to be nominated for election as a Trustee of Calloway at the Meeting or to be appointed by FirstPro, each of whom shall take office from and after the Acquisition. In the event that the Acquisition does not close the current Trustees of Calloway rather than the proposed Trustees of Calloway will be deemed to have been nominated for election as Trustees of Calloway at the Meeting. Trustees elected at the Meeting will hold office from and after the closing of the Acquisition until the conclusion of the next meeting of Unitholders held to elect Trustees, unless re-elected at that meeting.

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
J. Michael Storey(1) Calgary, Alberta	President, Chief Executive Officer, Trustee and Proposed Trustee	President, Chief Executive Officer and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001. President, Chief Executive Officer and a Director of Calloway Properties Inc.	137,311

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
		from May 1, 1997 to January 22, 2002. Vice-President, Corporate Development at Princeton Developments Limited from November 2001 to April 2002.	
David M. Calnan [3] Calgary, Alberta	Secretary, Trustee and Proposed Trustee	Partner of Shea Nerland Calnan, Barristers and Solicitors, from 1990 to present. Secretary and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Secretary, Chief Financial Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Currently a director of each of Badger Income Fund, a utility services income trust listed on The Toronto Stock Exchange (March 2004 to present), Ripper Oil and Gas Inc., an oil and gas company listed on the TSX Venture Exchange (October 2000 to present), Rocky Old Man Energy Inc., an oil and gas company listed on the TSX Venture Exchange (June 2001 to present) and IMC2 Corporation, a capital pool company listed on the TSX Venture Exchange (March 2004 to present).	212,175
Jamie M. McVicar [2][4] Canmore, Alberta	Trustee and Proposed Trustee	Chief Financial Officer at Devonian Properties Ltd. from October 2000 to present. President of Newell Post Developments Ltd. from June 1998 to June 2000. Legal counsel for Oxford Development Group from 1988 to June 1998. Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002.	45,000
Kevin B. Pshebniski [2][3] Calgary, Alberta	Trustee and Proposed Trustee	Vice President with Hopewell Group of Companies from January 1996 to September 1997. Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998. President of Hopewell Development Corporation from September 1998 to present. Vice President of Exeter Financial Corp., a private mortgage finance company, from 1995 to present. Director of ST Systems Corp., a technology company which was listed on the TSX Venture Exchange, since 1996. Trustee of Calloway Real Estate Investment Trust since December 4, 2001. Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002.	57,273
Ken Delf [3][4][6] Calgary, Alberta	Trustee	President of several private commercial real estate development and investment companies based in Calgary, Alberta including Project 58 Inc. since 1990, Vista Square Inc. since 1995, Stonepines, Inc. since 1998 and 221-239 Tenth Avenue Inc. since 2001. Also, President of Delf Holdings Inc., a commercial real estate development and investment company based in Arizona. Masters of Business Administration Degree from the Richard Ivey School of Business at the University of Western Ontario in 1969. Bachelor of Arts Degree from the	4,500

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
		University of Calgary in 1967. Trustee of Calloway Real Estate Investment Trust since September 24, 2002.	
David Carpenter [2][4][6] Lethbridge, Alberta	Trustee	Mayor of Lethbridge, Alberta from 1986 to 2001. Alberta representative on the board of the Federation of Canadian Municipalities from 1999 to 2000. Fellow of the Institute of Chartered Accountants since 1989. Former publisher of several Western Canadian newspapers. Chairman of the board of WCB-Alberta. Trustee of Calloway Real Estate Investment Trust since July 2003.	177,500
Simon Nyilassy [1][3][4] Toronto, Ontario	Trustee and Proposed Trustee	Executive Vice-President Finance and Treasury of FirstPro Shopping Centres group of companies commencing from November 2000 to present. Prior to that Mr. Nyilassy was a finance consultant from August 1998 to November 2000. Trustee of Calloway Real Estate Investment Trust since November, 2003. Mr. Nyilassy is a Chartered Accountant and has a Bachelor of Science degree from the University of Warwick (1976).	17,500
Michael Young [4][5] [7]	Trustee and Proposed Trustee	President of Quadrant Capital Partners, a private real estate investment firm with offices in Toronto and Dallas since November 2003. From 1994 through October 2003, Managing Director and Head of Real Estate Investment Banking for CIBC World Markets. Mr. Young was appointed Global Head of Real Estate for CIBC World Markets in 1997. Mr. Young also serves as a trustee of Boardwalk Real Estate Investment Trust, a trustee of IPC U.S. Income REIT and a director of Brookfield Homes Corporation. Trustee of Calloway Real Estate Investment Trust since November 11, 2003.	350,000
Al Mawani [2][3] Toronto, Ontario	Trustee and Proposed Trustee	Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the University of Toronto. He is a member of the Financial Executives Institute and is a trustee of IPC US Real Estate Investment Trust and Boardwalk Real Estate Investment Trust.	1,000
Mitchell Goldhar[7] Toronto, Ontario	Proposed Trustee	President and Chief Executive Officer of First Pro Group of Companies, a Toronto property developer, since 1999.	6,048,513

Name and Municipality Of Residence	Current Office In Calloway	Principal Occupation	Units Beneficially Owned or Controlled
Peter Forde[7] Richmond Hill, Ontario	Proposed Trustee	Executive Vice-president Finance and Administration of FirstPro since 1998, Vice-president and Chief Financial Officer of Nexacor Realty Management Inc. (real estate subsidiary of Bell Canada) from January 1996 to October 1998. Mr. Forde is a Chartered Accountant and has a Bachelor of Business Administration degree from York University (1977).	nil

Notes:

(1) Effective following the closing of the Acquisition as contemplated and discussed herein, Simon Nyilassy will replace J. Michael Storey as President and Chief Executive Officer of Calloway.

(2) Member of the Audit Committee. For further details on the Audit Committee, please refer to the section entitled "Audit Committee" in the Annual Information Form of Calloway dated March 22, 2005 and for the financial year ended December 31, 2004.

(3) Member of the Investment Committee.

(4) Member of Compensation, Nominating and Governance Committee.

(5) Mr. Young has been retained by Calloway as a consultant to provide services connected to financing activities of Calloway.

(6) Will not be standing for re-election at the Meeting in the event that the Acquisition closes.

(7) FirstPro appointee in the event that the Acquisition closes.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, to the best of the knowledge of Management no person or company who is a proposed Trustee of Calloway:

(a) is, as at the date of this Management Information Circular or has been, within the 10 years before the date of this Management Information Circular, a director or executive officer of any company, that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Sable Technologies, Inc., a California based company of which Kevin Pshebniski was a director, filed bankruptcy protection documentation in California on August 12, 2001. Bramalea Limited, a company of which Simon Nyilassy was Senior Vice-President, Finance, filed for bankruptcy protection in 1995.

Governance

In 1995, the Toronto Stock Exchange ("TSX") adopted a series of recommendations and guidelines (the "TSX Guidelines") from the Report of the TSX Committee on Corporate Governance in Canada (the "TSX Report"). The TSX Guidelines deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing governance practices. The TSX has, in accordance with the recommendations in the TSX Report, imposed a disclosure requirement on every TSX listed company incorporated in Canada to disclose on an annual basis its approach to governance with reference to the TSX Guidelines in either its annual report or the Management Information Circular for its annual meeting.

The board of trustees of Calloway (the "Board") believes that sound governance practices are essential to achieve the best long-term interests of Calloway and the enhancement of value for all security holders. Regulatory changes to governance that have occurred, or will occur, are continually monitored by the Board and the Board has taken, or will take, appropriate action as regulatory changes occur. Listed below are the current TSX Guidelines and a brief discussion of Calloway's compliance with each guideline.

GUIDELINE	COMPLIANCE	COMMENTS:
1. The Board should explicitly assume responsibility for the stewardship of the Trust.	Yes	The Board supervises management of the Trust with the goal of enhancing long term Unitholder value. Management, in turn, is responsible for the day-to-day management of the business and affairs of the Trust and its subsidiaries. The Board approves all significant decisions that affect the Trust before they are implemented, supervises the implementation and reviews the results.
a) The Board should adopt a strategic planning process.	Yes	Management is responsible for establishing strategic planning initiatives for the Trust. The Board assists in the development of these goals and strategies by acting as a sounding board and contributing ideas. The Board ultimately approves the strategic plan, taking into account the risks and opportunities of the business of the Trust.
b) The Board should identify the principal risks of the Trust's business and ensure the implementation of appropriate systems to manage these risks.	Yes	In conjunction with Management, the Board regularly identifies, assesses, discusses and manages the principal risks to the operations of the Trust. The Audit Committee and the Board as a whole review market risks, liquidity risks and interest rate risks.
c) The Board should assume responsibility for succession planning, including appointing, training and monitoring senior management.	Yes	The Board, through the Compensation, Nominating and Governance Committee, has responsibility for succession planning, including appointing, training and monitoring senior management of the Trust. The Compensation, Nominating and Governance Committee at least annually reviews, reports and, where appropriate, provides recommendations to the Board in respect of senior officers and their performance, as well as existing management resources.
d) The Board should establish a communications policy for the Trust.	Yes	The Board has adopted a disclosure policy to disseminate material information in a timely manner to all interested parties in accordance with applicable securities laws. Material disclosure documents such as annual reports, annual financial statements, quarterly financial statements, management's discussion and analysis on financial results, proxy circulars, and annual information forms are reviewed and approved by the

GUIDELINE	COMPLIANCE	COMMENTS:
		Board, in each case before they are distributed. Specified officers of the Trust are authorized to make ongoing disclosure and to respond to inquiries from Unitholders and other stakeholders.
e) The Board should assume responsibility for integrity of the Trust's internal control and management information systems.	Yes	The Board, through the Audit Committee, oversees the integrity of the Trust's financial reporting, internal control and management information systems. The Board has adopted a mandate for the Audit Committee which details the responsibilities and authority of the Audit Committee. At each Audit Committee meeting, the Audit Committee receives information and consults with management to satisfy itself with the integrity of these systems. In addition, the Audit Committee affords the external auditors the opportunity of expressing on a confidential basis their views respecting the integrity of these systems.
2. The Board shall be constituted with a majority of individuals who qualify as unrelated trustees.	Yes	The Board is composed of nine trustees. The Board has determined, after reviewing the roles and relationships of each of the trustees, that six (6) of the trustees, namely David M. Calnan, Jamie M. McVicar, Ken Delf, Kevin Pshebniski, David Carpenter and Al Mawani are unrelated. In the event that the Acquisition closes five (5) of the proposed trustees, namely David M. Calnan, Jamie M. McVicar, Kevin Pshebniski, Al Mawani and Mike Storey will be unrelated, although Mr. Storey will not be an "independent" director under the TSX guidelines by virtue of the fact that he has been an officer of Calloway within the past three years. The Board has determined that the Trust does not have a "significant unitholder", being a unitholder with the ability to exercise the majority of votes for the election of trustees.
3. The Board is required to disclose its analysis of the application of the principles supporting the conclusion in item 2.	Yes	An "unrelated trustee" is a trustee who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the trustee's ability to act with a view to the best interests of the Trust, other than interests or relationships arising from holding units of the Trust. The Board has determined that three (3) of the current trustees and four (4) of the proposed trustees are related trustees. J. Michael Storey is the President and Chief Executive Officer of Calloway and is therefore currently a "related trustee". Following the Acquisition Mr. Storey will be an "unrelated" trustee. However, Mr. Storey will not be considered independent under applicable securities regulations since he was an executive officer of the Trust within the last three years. Simon Nyilassy is the Executive Vice President of the FirstPro Shopping Centres group of companies which provides property management services to Calloway and is beneficially owned and controlled by the largest unitholder of Calloway and is therefore a "related trustee". In addition, Mr. Nyilassy will assume the position of President and Chief Executive Officer following the Acquisition. Michael Young has been retained by Calloway as a consultant to provide services connected

GUIDELINE	COMPLIANCE	COMMENTS:
		to financing activities of Calloway and is therefore a "related trustee". Kevin Pshebniski is the President of a company with which Calloway has a development agreement but this is not considered material to Calloway and he is therefore considered an "unrelated trustee". David Calnan is a partner in a law firm that provides legal services to Calloway but, after a review, has been determined by the trustees to be an "unrelated trustee". Mr. Calnan's interest in the legal fees payable to the law firm are not material to him while Mr. Calnan's interest in Units of Calloway are material to him. Mr. Calnan is not "independent" under applicable securities regulations related to audit committees. Mitchell Goldhar holds a controlling equity interest in the FirstPro Shopping Centres Group of Companies and thus will be considered a "related trustee". Peter Forde is Executive Vice President, Finance and Administration of FirstPro and is therefore considered a "related trustee".
4. The Board should appoint a committee of trustees composed exclusively of outside trustees (i.e. non-management), a majority of whom are unrelated trustees, with the responsibility for proposing to the full Board new nominees to the Board and for assessing trustees on an ongoing basis.	Yes	The Board has appointed the Compensation, Nominating and Governance Committee which is responsible for, among other items: (i) reviewing the size and composition of the Board; (ii) recommending candidates for election to the Board; (iii) reviewing credentials of nominees for re-election; and (iv) recommending candidates for filling vacancies on the Board. All members of the Compensation, Nominating and Governance Committee are outside trustees and a majority are unrelated.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual trustees.	Yes	The Compensation, Nominating and Governance Committee reviews the effectiveness of the Board, its committees and individual trustees. The mandate of the Compensation, Nominating and Governance Committee includes, among other items: (i) assessing the effectiveness of the Board in fulfilling its responsibilities and duties; (ii) reviewing the performance of individual trustees; and (iii) reviewing the composition of the Board and its various committees and making recommendations to the Board on matters such as their size, composition and structure.
6. Existence of an orientation and education program for new trustees.	Yes	The Board and Management have established an informal orientation and education program for new trustees and new committee members. Existing Board members have historically provided orientation and education to new members on an ad hoc and informal basis in light of the particular needs of each new member. Every member of the Board has access to management and relevant business information. Management makes regular presentations to the Board on the main areas of the Trust's business.

GUIDELINE	COMPLIANCE	COMMENTS:
7. The Board should examine the size of the Board and the impact of the number upon effectiveness.	Yes	The Board reviews its size and composition from time to time to determine their impact on its effectiveness. The Board believes that a board of nine (9) trustees is an appropriate size for a public entity with a capitalization and business of the Trust's size. The Board believes that its current trustees comprise an appropriate mix of individuals with real estate, accounting, financial, legal and general business experience.
8. The Board should review the adequacy and form of the compensation of trustees and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective trustee.	Yes	The Board, through its Compensation, Nominating and Governance Committee, periodically reviews the adequacy and form of compensation of its trustees. The committee considers the time commitment, risks and responsibilities of trustees and takes into account the types of compensation and the amounts paid to directors and/ or trustees of comparable publicly traded Canadian companies.
9. Committees of the Board should generally be composed of outside trustees, a majority of whom are unrelated trustees.	Yes	The Board has three committees: an Audit Committee, a Compensation, Nominating and Governance Committee and an Investment Committee. All members of the Audit Committee are outside trustees and unrelated trustees. All members of the Compensation, Nominating and Governance Committee are outside trustees and a majority are unrelated trustees. All members of the Investment Committee are outside trustees and a majority are unrelated trustees.
10. The Board should assume responsibility for, or a committee of the Board should be assigned general responsibility for, developing the Trust's approach to governance issues.	Yes	The Board, through the Compensation, Nominating and Governance Committee, is responsible for the Trust's approach to corporate governance issues. This committee discharges its responsibility through review and consideration of the Trust's governance principles and brings forth recommendations to the Board regarding necessary changes to those principles arising pursuant to regulatory changes or otherwise.
11. The Board, together with the Chief Executive Officer ("CEO"), should develop position descriptions for the Board and the CEO, involving the definition of the limits to Management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	Yes	The Board has responsibility for: (i) participating in the development of a corporate strategic plan; (ii) identifying and managing business risks; (iii) ensuring the integrity and adequacy of Calloway's internal controls and management information systems; (iv) defining the roles and responsibilities of Management; (v) reviewing and approving the business and investment objectives to be met by Management; (vi) assessing the performance of Management and the performance of its subsidiaries; (vii) succession planning; (viii) ensuring effective and adequate communication with Calloway's Unitholders and other stakeholders as well as the public at large; and (ix) establishing committees of the board of Trustees, where required, and defining their mandates. In addition, the Board has adopted a mandate which expands upon its objectives and responsibilities. The Board has developed a position description for the CEO involving the definition of the limits to the CEO's responsibilities. The Board has developed objectives which the CEO is responsible for meeting and the Board assesses the CEO against those objectives.

GUIDELINE	COMPLIANCE	COMMENTS:
12. The Board should have structures and procedures for ensuring that the Board can function independently of Management.	Yes	The Board meets independently of Management on an ongoing basis. During some meetings, the Board and its committees conduct "in camera" sessions, at which no management trustees or members of management are present. In matters which require the independence of the Board, only the unrelated Board members take part in the decision-making responsibilities and evaluations.
13.		
a) The Audit Committee of the Board should be composed only of outside trustees.	Yes	The Audit Committee is comprised entirely of unrelated Trustees who are also all outside trustees.
b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	Yes	The Audit Committee has adopted a mandate which specifically defines its roles and responsibilities which include the review of annual and quarterly financial statements, review of accounting practices and policies, ongoing reviews with and of the Trust's auditors including the scope of the audit, and the role, independence and fees of the external auditors.
c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee is responsible for the Trust's financial reporting processes and the quality of its financial reporting. In fulfilling this responsibility, the Audit Committee oversees the terms of engagement and relationship between the Trust and its external auditors. The Audit Committee is free to communicate directly with the external auditors of the Trust without the presence of Management. The Trust's external auditors have a direct line of communication with the Audit Committee at all times and meet with the committee without management present at least once each quarter.
d) The Audit Committee duties should include oversight responsibility for Management reporting on internal control and should ensure that Management has designed and implemented an effective system of internal control.	Yes	The Audit Committee's duties include oversight responsibility for Management reporting on internal control and ensuring that Management has designed and implemented an effective system of internal control.
14. The Board should implement a system which enables an individual trustee to engage an outside advisor at the expense of the Trust in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate Committee of the Board.	Yes	The Board and its committees may retain outside advisors as they deem necessary. Individual trustees may also retain outside advisors, at the expense of the Trust, upon approval of the Compensation, Nominating and Governance Committee.

Executive Compensation

Composition of the Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee of the Board of Trustees of Calloway during the most recently completed financial year of Calloway consisted of Jamie M. McVicar, Ken Delf, David Carpenter, Simon Nyilassy and Michael Young. Mr. McVicar was the Chairman of the Compensation, Nominating and Governance Committee during the most recently completed financial year of Calloway.

Compensation Policy

As set forth below under the heading "Employment Agreements", each of J. Michael Storey, Mark Suchan and Keith McRae have entered into Employment Agreements with Calloway. In determining the appropriate terms of the Employment Agreements, the Compensation, Nominating and Governance Committee of Calloway considered the following objectives:

(a) obtaining the executives critical to the success of Calloway and the enhancement of Unitholder values;
(b) providing fair and competitive compensation;
(c) balancing the interests of management and Unitholders of Calloway; and
(d) reviewing performance, both on an individual basis and with respect to the business of Calloway in general.

To achieve these objectives, the compensation paid to each of J. Michael Storey, Mark Suchan and Keith McRae consists of the following three primary components:

(a) base salary;
(b) annual bonus incentives;
(c) long-term incentive in the form of Unit options granted in accordance with the Unit Option Plan of Calloway; and
(d) long-term incentive in the form of deferred units granted in accordance with the Deferred Unit Plan of Calloway.

Base Salary

The base salary of each of J. Michael Storey, Mark Suchan and Keith McRae was determined by assessment of the Compensation, Nominating and Governance Committee of such executive's performance, consideration of competitive compensation levels in entities similar to Calloway, and the role such executive is expected to play in the performance of Calloway.

Bonus Incentives

Annual cash bonus incentive awards are based upon the ability of Calloway to meet the targeted annual distribution levels set out at the commencement of each fiscal year. This establishes a direct link between executive compensation and Calloway's performance.

In addition, from time to time, the Board of Trustees may declare an additional cash bonus in favour of one or more members of Calloway's management team in circumstances where it is determined that the executive(s) in question have made an exceptional contribution to the performance of Calloway during the fiscal year. The Board of Trustees has determined that a special bonus should be payable in the event that the Acquisition is completed, the details of which are discussed the section titled "Executive Compensation - Employment Agreements" below.

Long-term Incentive

Calloway provides a long-term incentive by granting options and deferred units to trustees, executive officers and employees through the Unit Option Plan and the Deferred Unit Plan, respectively. The objective of granting options and deferred units is to encourage trustees, executive officers and employees to acquire an ownership interest in Calloway over a period of time which acts as a financial incentive for such persons to consider the long-term interests of Calloway and its Unitholders.

Compensation of Executive Officers

The following table provides a summary of all compensation paid to Calloway's three executive officers (the "Named Executive Officers") for the periods indicated. No other executive officer of Calloway received compensation in excess of $150.000 during the financial year ended December 31. 2004.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Options to Purchase Common Shares (#)	Restricted Shares or Restricted Share Units ($)	Deferred Unit Plan Payouts ($)	All Other Compensation ($)
J. Michael Storey, President & CEO	2004	254,808	150,000	14,906	Nil	N/A	150,000	N/A
	2003	125,000	150,000	12,375	195,000	N/A	N/A	N/A
	2002	101,923	Nil	1,385	Nil	N/A	N/A	N/A
Mark Suchan, CFO	2004	162,885	80,000	4,015	Nil	N/A	80,000	N/A
	2003(2)	95,793	30,000	2,009	65,000	N/A	N/A	N/A
	2002(2)	8,654	10,000	Nil	Nil	N/A	N/A	N/A
Keith McRae, Director of Operations	2004	102,885	50,000	8,596	Nil	N/A	50,000	N/A
	2003	75,000	30,000	7,787	65,000	N/A	N/A	N/A
	2002	63,654	10,000	692	Nil	N/A	N/A	N/A

Notes:

(1) Represents car and health club allowance and premiums for health, dental, life and accidental death insurance.

(2) Employed part time for a portion of the year.

The following table sets forth, in respect of the Named Executive Officers, details of the options granted during the financial year ended December 31, 2004:

Aggregated Option Issuances During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Options on the Date of Grant ($/Security)	Expiration Date
J. Michael Storey	Nil	Nil	Nil	Nil	N/A
Mark Suchan	Nil	Nil	Nil	Nil	N/A
Keith McRae	Nil	Nil	Nil	Nil	N/A

The following table sets forth, in respect of the Named Executive Officers, details of the options exercised in the financial year ended December 31, 2004 and the financial year-end number and value of unexercised options on an aggregate basis:

Financial Year-End Option Values

Name	Securities Acquired on Exercise (# Units)	Aggregate Value Realized (1) ($)	Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2004 (2) ($) Exercisable/Unexercisable
J. Michael Storey	30.000	180.000	135.000/30.000	1.181.250/262.500
Mark Suchan	26.600	117.400	23.400/15.000	204.750/131.250
Keith McRae	20.000	111.520	30.000/15.000	262.500/131.250

Notes:

(1) This amount was determined by multiplying the number of Units issued upon the exercise of options by the closing price of the Units on the Toronto Stock Exchange on the date of exercise and subtracting therefrom the product of the number of such units and the exercise price thereof.

(2) For the purposes of calculating the value of unexercised "in-the-money" options, for each option the exercise price was subtracted from the $18.75 closing price per Unit on the Toronto Stock Exchange (the "TSX") on December 31, 2004, the last trading day of the most recently completed financial year.

Employment Agreements

Each of J. Michael Storey, Mark Suchan and Keith McRae has entered into employment agreements (the "Employment Agreements") with Calloway. The current annual compensation payable to each of J. Michael Storey, Mark Suchan and Keith McRae under the Employment Agreements is $350,000 plus a bonus of up to $200,000, $200,000 plus a bonus of up to $100,000, and $125,000 plus a bonus of up to $75,000, respectively. Each agreement will continue indefinitely, subject to termination by either party upon notice. Each agreement provides for the executive management individual's base salary and for benefits in accordance with benefit plans for employees established from time to time by Calloway. Each agreement provides for the executive management individual to receive an amount if the agreement is terminated other than for cause. For J. Michael Storey, if he is terminated following the Acquisition, this termination amount will be 1.5 times the sum of one year's base salary plus targeted maximum 2005 bonus, or $825,000. For Mark Suchan and Keith McRae, if they are terminated following the Acquisition, this amount will be one year's base salary plus targeted maximum 2005 bonus, or $300,000 and $200,000 respectively. Based on an analysis of the attributes of the Acquisition and its beneficial impact on Calloway, the Trustees have agreed to award an additional bonus of $200,000, $100,000 and $75,000 to Messrs. Storey, Suchan and McRae respectively contingent upon the closing of the Acquisition, termination of each following the closing of the Acquisition and confirmation by the Compensation and Governance Committee that the final terms of the Acquisition continue to represent a favourable transaction for Calloway. None of the amounts payable to senior management on termination of their employment, including the contingent special award connected to the completion of the Acquisition, is eligible for participation in the Deferred Unit Plan.

Compensation of Trustees

The Trustees are entitled to compensation for services rendered to Calloway in their capacities as Trustees. Compensation for the Trustees, other than J. Michael Storey who is also the President and Chief Executive Officer of Calloway and is compensated in that capacity, is currently set at $18,000 per year plus an additional $1,000 for each meeting of Trustees or committee meeting attended and an additional annual fee of $2,500 for the Chairman of each committee of the Board. Mr. Storey is not entitled to receive any compensation for services rendered to Calloway as a Trustee. The Trustees are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof in connection with their services as Trustees. For the year ended December 31, 2004, the Trustees earned an aggregate of $218,700 for their services. Further, Michael Young provides consulting services to Calloway in consideration for a fee calculated as between 10 and 15 basis points multiplied by the amount raised by Calloway in any public financing. For the year ended December 31, 2004, Mr. Young earned an additional $481,475 for the provision of these services.

Unit Performance Graph

The following graph compares the cumulative total unitholder returns (assuming an investment of $100.00 on November 4, 2002, the date the Units of Calloway were listed for trading on the Toronto Stock Exchange, and assuming the reinvestment of cash distributions into Units on the date of payment of such distributions) on Calloway's Units during the period November 4, 2002 to December 31, 2004 with the cumulative return of the Toronto Stock Exchange S&P/TSX Composite Index during the same period. The price performance of the Calloway's Units as set out on the graph does not necessarily indicate future price performance.


$250
$200
$150
$100
$50
$0
Calloway Real Estate Investment Trust
S&P / TSX Composite
4-Nov-02
31-Dec-02
31-Mar-03
30-Jun-03
30-Sep-03
31-Dec-03
31-Mar-04
30-Jun-04
30-Sep-04
31-Dec-04

Note:

(1) Calloway paid cumulative distributions of $2.5603 per Unit between November 4, 2002 and December 31, 2004.

Indebtedness of Trustees and Officers

As of the date of this Management Information Circular, none of the trustees or executive officers of Calloway, or any associate or affiliate of any of the trustees or executive officers of Calloway is indebted to Calloway.

Equity Compensation Plan Information.

The following table summarizes certain information as of May 23, 2005 regarding compensation plans of Calloway under which equity securities of Calloway are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders [1]	228,400	$10.00	2,000
Equity compensation plans not yet approved by securityholders [2]	49,218	$19.31	200,782
Total	277,618		202,782

Notes:

(1) See the paragraphs below under the heading "Unit Option Plan" for a description of the Unit Option Plan of Calloway.

(2) See the paragraphs below under the heading "Deferred Unit Plan" for a description of the Deferred Unit Plan of Calloway.

Unit Option Plan

Calloway currently has an incentive unit option plan (the "Unit Option Plan") which has been previously approved by the Unitholders. The Unit Option Plan is administered by the Board of Trustees of Calloway, or by a special

committee of the Trustees appointed from time to time by the Board of Trustees of Calloway pursuant to rules of procedure fixed by the Board of Trustees of Calloway. Pursuant to the terms of the Unit Option Plan, trustees, directors, officers, consultants, and employees of Calloway or its subsidiaries are eligible for selection to participate in such incentive Unit Option Plan (such persons hereinafter collectively referred to in this section as "Participants"). The Board of Trustees of Calloway shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Units to be subject to each option. The purpose of Unit Option Plan is to advance the interests of Calloway by encouraging Participants to acquire Units in the capital of Calloway, thereby increasing their proprietary interest in Calloway, encouraging them to remain associated with Calloway and furnishing them with additional incentive in their efforts on behalf of Calloway in the conduct of its affairs.

As of May 31, 2005, Calloway has 36,904,570 Units outstanding. The maximum number of Units reserved for issuance under the Unit Option Plan is 562,000, or approximately 1.5% of the currently outstanding Units of Calloway. An aggregate of 331,600 Units, or approximately 0.9% of the currently outstanding Units of Calloway, have been issued upon the exercise of options granted pursuant to the Unit Option Plan. Options to acquire a further 228,400 Units, or approximately 0.6% of the currently outstanding Units of Calloway, have been granted pursuant to the Unit Option Plan.

The Unit Option Plan provides that the number of Units reserved for issuance pursuant to the Unit Option Plan in respect of all options granted to any one Participant, together with any other previously established or proposed share compensation arrangement of Calloway, at any one time shall not exceed five percent (5%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units reserved for issuance pursuant to the Unit Option Plan in respect of all options granted to all insiders of Calloway (as that term is defined in the *Securities Act* (Ontario)) ("Insiders"), together with any other previously established or proposed share compensation arrangement of Calloway, at any one time shall not exceed ten percent (10%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units that may be issued to Insiders of Calloway within a one year period pursuant to the Amended Option Plan or any other previously established or proposed share compensation arrangement of Calloway shall not exceed (10%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units that may be issued to any one Insider, and associates (as that term is defined in the *Securities Act* (Ontario)) of such Insider ("Associates"), pursuant to the Unit Option Plan or any other previously established or proposed share compensation arrangement of Calloway within a one year period shall not exceed five percent (5%) of the outstanding Units in the capital of Calloway from time to time.

The exercise price of the Units subject to each option shall be determined by the Board of Trustees of Calloway at the time any option is granted. In no event shall such exercise price be lower than the closing price of the Units on the Toronto Stock Exchange on the first date preceding the date of grant on which the Units traded on such exchange. Once the exercise price has been determined by the Board of Trustees of Calloway and accepted by the Toronto Stock Exchange, the exercise price of an option may be reduced upon receipt of approval of the Board of Trustees of Calloway, provided that in the case of options held by Insiders of Calloway, the exercise price of an option may be reduced only if disinterested Unitholder approval is obtained.

Subject to earlier termination upon certain events as hereinafter described, each option and all rights thereunder granted pursuant to the Unit Option plan shall expire on the date determined by the Board of Trustees, provided that in no circumstances shall the duration of an option exceed 10 years.

If a Participant shall cease to be a trustee, director, officer, consultant, employee of Calloway, or its subsidiaries, for any reason (other than death), such Participant may then only exercise his or her option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a trustee, director, officer, consultant, employee of Calloway, or its subsidiaries.

In the event of the death of a Participant, the option previously granted to him or her shall be exercisable only within the first year after such death and then only: (a) by the person or persons to whom the Participant's rights under the

option shall pass by the Participant's will or the laws of descent and distribution; and (b) if and to the extent that such Participant was entitled to exercise the option at the date of his or her death.

Subject to any vesting restrictions imposed by the relevant exchange upon which the Units of Calloway are listed, the Board of Trustees of Calloway may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Unit Option Plan shall not be transferable or assignable. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

The Board of Trustees of Calloway has the power to amend, modify, suspend or terminate the Unit Option Plan, subject to any necessary regulatory and Unitholder approvals. Subject to the receipt of any necessary regulatory or Unitholder approvals, the Board of Trustees may also at any time amend or revise the terms of any options granted under the Unit Option Plan from time to time. The TSX will generally not require its listed issuers to obtain security holder approval for the following types of amendments: (a) amendments of a "housekeeping" nature; (b) change to the vesting provisions of a security or a plan; (c) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve. The TSX will generally require its listed issuers to obtain security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

Deferred Unit Plan

The Board of Trustees of Calloway has adopted a deferred unit plan (the "Deferred Unit Plan"), subject to the approval of such plan by the Unitholders at the Meeting and by the Toronto Stock Exchange. If such approvals are obtained, the effective date of the Deferred Unit Plan will be January 1, 2004 or such other date as the Board of Trustees may determine. The Deferred Unit Plan is administered by the Compensation Committee of the Board of Trustees. A copy of the full text of the Deferred Unit Plan is attached as Schedule A hereto.

The purpose of the Deferred Unit Plan is to promote a greater alignment of interests between the Trustees, officers and employees of Calloway and/or its subsidiaries ("Eligible Participants") and the Unitholders.

Each Eligible Person is given the right to elect to be a participant (a "Participant") of the Deferred Unit Plan. An Eligible Person who elects to be a Participant shall be paid between sixty percent (60%) and one hundred percent (100%) of:

(i) in respect of a Trustee, the annual retainer paid by Calloway to that Trustee in a calendar year for service on the Board of Trustees, together with committee fees, attendance fees and additional fees and retainers to committee chairs; and

(ii) in respect of an officer or employee, the annual bonus paid by Calloway to that officer or employee in a calendar year:

(the "Elected Amount") in the form of deferred Units ("Deferred Units") in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount.

The number of Deferred Units (including fractional Deferred Units) granted at any particular time pursuant to this Deferred Unit Plan will be calculated by dividing (i) two (2) times the dollar amount of the Elected Amount allocated to the Participant by (ii) the Market Value (as defined below) of a Unit on the award date. "Market Value" at any date in respect of the Units means the volume weighted average price of all Units traded on the Toronto Stock Exchange for the ten trading days immediately preceding such date (or, if such Units are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Units are listed and posted for trading as may be selected for such purpose by the Board of Trustees). In the event that such Units are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Units as determined by the Board of Trustees in its sole discretion.

Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any Unitholder rights, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. One (1) Deferred Unit is equivalent to one (1) Unit. Fractional Units are permitted under the Deferred Unit Plan.

Generally speaking, Deferred Units granted to Participants pursuant to the Deferred Unit Plan shall vest in accordance with the following schedule:

(a) 50% of the Deferred Units shall vest on the third anniversary of the grant;

(b) 25% of the Deferred Units shall vest on the fourth anniversary of the grant; and

(c) 25% of the Deferred Units shall vest on the fifth anniversary of the grant.

Notwithstanding the foregoing, the Board of Trustees shall have the discretion to vary the manner in which Deferred Units vest for any Participant.

The Deferred Units credited to a Participant's Deferred Unit account that have vested may be redeemable in whole or in part on the date in which the Participant files a written notice of redemption with Calloway (the "Redemption Date"). The Deferred Units credited to a Participant's Deferred Unit account shall vest immediately and be redeemable by the Participant (or, where the Participant has died, his or her estate) following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person (the "Termination Date"). Where the Participant has been terminated for cause, the Deferred Units credited to the Participant's Deferred Unit account shall be redeemable by the Participant in accordance with the aforementioned vesting schedule excepting only that a minimum of 50% of such Deferred Units shall be deemed vested. The Participant shall receive, within five (5) business days after the Termination Date or Redemption Date, as applicable, a whole number of Units from Calloway equal to the whole number of Deferred Units then recorded in the Participant's Deferred Unit account, net of any applicable withholding taxes. Calloway shall also make a cash payment, net of any applicable withholding taxes, to the Participant with respect to the value of fractional Deferred Units standing to the Participant's credit after the maximum number of whole Units have been issued by Calloway, calculated by multiplying (i) the number of such fractional Deferred Units by (ii) the Market Value of such fractional Deferred Units on the Termination Date or Redemption Date, as applicable. Upon payment in full of the value of the Deferred Units, the Deferred Units shall be cancelled.

Whenever cash distributions are paid on the Units, additional Deferred Units will be credited to the Participant's Deferred Unit account. The number of such additional Deferred Units shall be calculated by dividing (i) the amount determined by multiplying (a) the number of Deferred Units in such Participant's Deferred Unit account on the record date for the payment of such distribution by (b) the distribution paid per Unit, by (ii) 97% of the Market Value of a Unit on the distribution payment date for such distribution, in each case, with fractions computed to two decimal places. Such additional Deferred Units shall vest on the basis as the initial Deferred Units granted from the date of grant of same.

As of May 31, 2005, Calloway has 36,904,570 Units outstanding. The aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 250,000, or approximately 0.7% of the currently outstanding Units of Calloway, or such greater number of Units as may be

determined by the Board of Trustees and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; provided, however, that: (i) at no time shall the number of Units reserved for issuance to insiders of Calloway pursuant to outstanding Deferred Units, together with the number of Units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding Units, as calculated immediately prior to the issuance in question; and (ii) the number of Units issued to insiders of Calloway pursuant to outstanding Deferred Units together with the number of Units issued to such persons pursuant to any other compensation arrangements, within any one year period, shall not exceed 10% of the then outstanding Units. To date, no Units have been issued upon the redemption of Deferred Units issued under the Deferred Unit Plan. Further, to date Calloway has not issued any Deferred Units under the Deferred Unit Plan. However, subject to receipt of regulatory and Unitholder approval to the Deferred Unit Plan, on March 8, 2005 the Trustees of Calloway authorized the issuance upon conclusion of the meeting of an aggregate of 49,218 Deferred Units, or approximately 0.13% of the currently outstanding Units of Calloway, pursuant to the Deferred Unit Plan to the Trustees (20,224 Deferred Units) and officers of Calloway (28,994 Deferred Units) at a Market Value of $19.31 per Deferred Unit, being the Market Value of the Units of Calloway on March 8, 2005.

In no event may the rights or interests of a Participant under the Deferred Unit Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

The administration of the Deferred Unit Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Units are listed. Should the Compensation Committee, in its sole discretion, determine that it is not desirable or feasible to provide for the redemption of Deferred Units in Units, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such redemption obligations be satisfied by means of a cash payment by Calloway equal to the Market Value of the Units that would otherwise be delivered to a Participant in settlement of Deferred Units on the redemption date (less any applicable withholding taxes).

The Board of Trustees of Calloway has the power to amend, modify, suspend or terminate the Deferred Option Plan, subject to any necessary regulatory and Unitholder approvals. Subject to the receipt of any necessary regulatory or Unitholder approvals, the Board of Trustees may also at any time amend or revise the terms of any Deferred Units granted under the Deferred Option Plan from time to time. The TSX will generally not require its listed issuers to obtain security holder approval for the following types of amendments: (a) amendments of a "housekeeping" nature; (b) a change to the vesting provisions of a security or a plan; (c) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve. The TSX will generally require its listed issuers to obtain security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

Interests of Management and Others In Material Transactions

Except as set out in the paragraphs below and elsewhere in this Management Information Circular, no Trustee, officer or insider of Calloway or any associate or affiliate of any of the foregoing persons has or had any material interest in any material transaction with Calloway since the commencement of Calloway's last financial period which has not been previously disclosed in an information circular of Calloway.

On October 13, 2004, Calloway entered into agreements to purchase interests in 14 retail properties from Wal-Mart-First Pro Realty Partnership (the "Partnership") and from the Wal-Mart-FirstPro Realty Co-ownership (the "Co-

ownership"). On November 30, 2004, Calloway completed the acquisition from the Partnership of 6 of the 14 properties (the "Phase I Centres"). The purchase price of the Phase I Centres was $71.5 million including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $36.1 million, by the vendors providing a non-interest bearing mortgage totalling $5.7 million, and by the payment of the balance in cash. The 6 centres included in the Phase I Centres comprised approximately 516,000 square feet of leased area and included adjacent lands with the potential future development of approximately 206,000 square feet of retail space, for a total potential area of 722,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in 3 of the 6 centres, made up approximately 32.2% of Calloway's gross rental revenue. As stated earlier, as at May 31, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16.4% of the outstanding Units of Calloway. First Professional Realty Inc., one of the partners of the Partnership, is controlled by Mitchell Goldhar and is affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Partnership while Wal-Mart Canada Realty Inc. had a 60% interest in the Partnership.

Concurrently with the closing of the acquisition of the Phase I Centres, Calloway entered into development agreements with the Partnership for the undeveloped lands on each of the Phase I Centres (the "Phase I Development Agreements"). Pursuant to the Phase I Development Agreements, the Partnership assumed responsibility for managing the development of the land on the Phase I Centres and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. First Pro has the right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $17.80 per unit (for an aggregate of approximately 345,000 Units). The Partnership agreed to provide financing to Calloway for the development costs of the additional developments. Calloway provided first mortgages, assignments of rents and leases, and general security agreements on two properties acquired from the Partnership and Co-ownership as security for the development loans for the Phase I Centres. The Partnership assigned its interest in financing development costs to the Wal-Mart-FirstPro Realty Partnership II (the "Partnership II") on February 1, 2005.

During 2004, Calloway completed the purchase of an additional 147,381 square feet of developed space from the FirstPro and the Partnership for $25.3 million (including land value of $5.8 million) under the terms of the development agreements with those entities. The consideration paid consisted of: the issuance to FirstPro of 139,311 Units at a price of $10.00 per Unit, 30,773 Units at a price of $10.50 per Unit, 210,574 Units at a price of $14.00 per Unit and 335,959 Units at a price of $15.25 per Unit; assumption of development loans and accounts payable; and the balance in cash. In addition, Calloway repaid acquisition and development loans provided by the Partnership.

On March 10, 2005, Calloway completed the acquisition from the Co-ownership of the remaining eight properties it agreed to purchase on October 13, 2004 (the "Phase II Centres"). The purchase price of the Phase II Centres was approximately $230 million including costs of acquisition. The purchase price, net of adjustments, was satisfied via new debt financing totalling $155.2 million, by the vendors providing a non-interest bearing mortgage totalling $6 million, and by the payment of the balance in cash. The 8 additional centres included in the Phase II Centres comprised approximately 2,097,000 square feet of leased area and included adjacent lands with the potential future development of approximately 258,000 square feet of retail space, for a total potential area of 2,355,000 square feet. Upon closing of the transaction Wal-Mart, which leases space in all 8 of the centres, made up approximately 34.2% of Calloway's gross rental revenue. As stated earlier, as of May 23, 2005, Mitchell Goldhar of Toronto, Ontario beneficially owns, directly and indirectly, approximately 16.4% of the outstanding Units of Calloway. First Professional Realty Inc., one of the co-owners of the Co-ownership, is controlled by Mitchell Goldhar and is affiliated with FirstPro. First Professional Realty Inc. had a 40% interest in the Phase II Centres while Wal-Mart Canada Realty Inc. had a 60% interest in the Phase II Centres.

Concurrently with the closing of the acquisition of the Phase II Centres, Calloway entered into development agreements with the Partnership II for the undeveloped lands on each of the Phase II Centres (the "Phase II Development Agreements"). Pursuant to the Phase II Development Agreements, the Partnership II has assumed responsibility for managing the development of the land on the Phase II Centres and has been granted the right for a period of five years from the date of the acquisition to earn additional proceeds from Calloway on the completion and rental of additional space on these lands. The purchase price for the additional developments will be calculated by a formula using the net operating rents and predetermined capitalization rates. An affiliate of FirstPro has the

right, at its option, to receive up to 40% of the proceeds for any new developments in Units of Calloway at a purchase price of $19.60 per unit (for an aggregate of approximately 225,000 Units). The Partnership II will provide financing to Calloway for the development costs of the additional developments. Calloway has provided a first mortgage, assignment of rents and leases, and a general security agreement on one property acquired from the Co-ownership as security for the development loans.

Additional Information

Additional information relating to Calloway may be found on SEDAR at www.sedar.com including additional financial information which is provided in Calloway's consolidated comparative financial statements and management's discussion and analysis for its most recently completed financial year. Unitholders may contact Calloway at any time to receive a copy of Calloway's consolidated comparative financial statements and management's discussion and analysis for its most recently completed financial year. Any such request should be made to the Chief Financial Officer of Calloway, 310, 855 – 8th Ave. SW, Calgary, Alberta T2P 3P1 and facsimile 403-266-6522.

THE ACQUISITION

Calloway has entered into separate conditional agreements with each of FirstPro and Wal-Mart Canada Realty Inc. ("Wal-Mart") dated May 11, 2005 and April 8, 2005 respectively (the "Purchase Agreements") to acquire (i) interests in 35 recently completed, large-format shopping centres and adjacent undeveloped lands with future development potential (the "Centres"), including a 60% interest in 8 of such centres from Wal-Mart and (ii) development properties for 10 new shopping centres, totalling approximately 11.2 million square feet on completion (the "Development Lands"), for consideration of approximately $1.135 billion (the "Acquisition") (the "Centres" and "Development Lands" are hereinafter collectively called the "Centres V"). Under the terms of the Purchase Agreements, Calloway has also agreed to relocate its operations to Toronto from Calgary, take on part of FirstPro's leasing and development operations and appoint a new senior management team with Simon Nyilassy (now at First Pro) in the role of President and Chief Executive Officer. The termination payments disclosed at page 18 will be triggered as a result of these changes. Calloway intends to hire externally as well as offer employment to a number of employees of FirstPro to implement and manage the development process connected with 13 of the Centres and the Development Lands. This group will initially be responsible for approximately 2.0 million square feet of new development associated with the Centres V. The Acquisition is expected to close by July 15, 2005 and is subject to due diligence, Unitholder approval and other customary conditions. FirstPro will continue to manage all of the Centres.

The Centres V are located in 8 of Canada's 10 provinces. Sixty percent of the 35 Centres exceed 300,000 square feet in leaseable area and 25% of the Centres exceed 500,000 square feet. Wal-Mart operates a department store in 32 of the 35 Centres and comprises approximately 3.9 million square feet of the Centres with a weighed average remaining initial term of over 16 years. Calloway's share of rents generated from Wal-Mart leases will represent approximately 31% of the rents from Calloway's total portfolio after closing. Calloway expects that the Development Lands will, following completion of development, also be anchored by Wal-Mart and/or other large Canadian retailers. These properties are expected to achieve substantial completion within the next 1 to 3 years and will add a further 1.2 million square feet to Calloway's portfolio on completion.

In order to complete the Acquisition and as a condition of the Acquisition, Calloway intends to reorganize its affairs as follows:

1. Amend the Declaration of Trust to add a fair market value redemption feature to the publicly traded units, thus becoming an "open-ended" mutual fund trust. The terms and conditions of this redemption right are set out below in the section "Fourth Amended and Restated Declaration of Trust" at page 49 below;

2. Amend the Declaration of Trust to provide for the issuance of special voting units (the "Special Voting Units") to FirstPro. These Special Voting Units will be entitled to one vote per Special Voting Unit but will not be entitled to any distributions payable to Unitholders. The rights and restrictions associated with these

Special Voting Units are set out below in the section "Fourth Amended and Restated Declaration of Trust" at page 49 below;

3. Form a new trust (the "Calloway Holdings Trust") with Calloway holding all of its units; and

4. Calloway Holdings Trust will form a limited partnership ("Calloway LP").

Calloway LP shall have three classes of units: (i) class A units, entitled to distributions equal to such amount as Calloway Holdings Trust shall determine from time to time (the "Class A Units") subject to ensuring that adequate provision has been made for distributions payable on other classes of Calloway LP units; (ii) class B units, entitled to distributions in the same amount and coincident with Units (in priority to distributions on Class A Units) and convertible at any time at the option of the holder into Units ("Class B Units"); and (iii) class C units which are entitled to nominal distributions and which are replaced by Class B Units at the option of the holder following the completion of certain earn-out events associated with developments on the Centres V ("Class C Units") as more particularly discussed in "Access to Development Projects on Centres and Undeveloped Lands" at page 46 below. The holder of Class B Units will be entitled to one Special Voting Unit of Calloway for each Class B Unit held. Following the Acquisition, Calloway Holdings Trust will be the holder of all of the issued Class A Units. Distributions paid by Calloway LP to Calloway Holdings Trust and FirstPro will be treated partly as income and partly as return of capital in such ratio as is determined by agreement between Calloway and FirstPro.

The Purchase Agreements provide that certain of the Centres V will be acquired by Calloway LP while others will be acquired by Calloway. The base purchase price for the Centres V will be approximately $1.135 billion (the "Purchase Price"), subject to adjustment as contemplated in the Purchase Agreement. The Purchase Price will be satisfied as follows:

(a) by issuing an interest free mortgage in the amount of approximately $13 million to Wal-Mart (the "Wal-Mart Mortgage");

(b) by payment of approximately $271 million in cash to Wal-Mart;

(c) by issuing interest free mortgages to FirstPro in the amount of approximately $18 million (the "FirstPro Mortgages");

(d) by way of the issuance of approximately 12.6 million Class B Units at $19.85 per Class B Unit, approximately 8.5 million Class C Units and approximately 12.6 million Special Voting Units to the Vendors excluding Wal-Mart, representing consideration in an amount equal to approximately $250 million;

(e) by way of assumption of existing mortgage debt on the Centres in the amount of approximately $345 million (including a mark to market adjustment of $22 million); and

(f) by the payment of the balance in cash to the Vendors excluding Wal-Mart.

In addition to the Purchase Price, Calloway expects to incur approximately $21 million in costs for an aggregate total cost to Calloway of approximately $1.156 billion. Pursuant to the Purchase Agreements, Calloway will place $1,000,000 (the "Deposit") in trust with its legal counsel as a deposit towards payment of the Purchase Price. The Deposit may be forfeited and remitted to the Vendors if the Acquisition is not completed under certain circumstances.

Calloway intends to fund the cash component of the Purchase Price and its costs by obtaining debt financing of approximately $329 million and by issuing Units pursuant to one or more arms length private placements or public offerings of Units which is expected to be completed prior to or concurrently with the closing for aggregate gross proceeds of approximately $225 million. On June 2, 2005 Calloway agreed to issue up to 8,820,000 subscription receipts pursuant to the private placements at $19.85 per subscription receipt pursuant to the terms of an agency agreement entered into with a syndicate of agents led by CIBC World Markets Inc. On June 9, 2005 Calloway

agreed to increase the private placement to 11,336,000 subscription receipts, at $19.85 each, for gross proceeds of $225,019,600. This private placement is expected to close on June 22, 2005. Each subscription receipt entitles the holder to one Calloway Unit on closing of the Acquisition. If there is a significant increase in the Purchase Price as a result of adjustments Calloway may issue additional units pursuant to one or more private placements or public offerings. Calloway will issue a maximum of 15,000,000 Units pursuant to all private placements or public offerings with the precise number issued to be determined by the final adjusted Purchase Price. The pricing of any additional private placements or public offering will be determined based on market conditions and will be subject to the approval of the Toronto Stock Exchange.

Calloway is acquiring a 60% interest in eight of the Centres from Wal-Mart. Calloway is acquiring the balance of the Centres and the Development Lands from FirstPro. All of the Centres V will be acquired either by Calloway or indirectly by Calloway LP. Mitchell Goldhar owns, directly or indirectly, 6,048,513 Units of Calloway (or approximately 16.4% of the outstanding Units). The Vendors (excluding Wal-Mart) will acquire up to approximately 12.6 million Special Voting Units in addition to approximately 12.6 million Class B Units and 8.5 million Class C Units of Calloway LP. If Calloway issues the Units (or subscription receipts) pursuant to the private placement at $19.85 per Unit for gross proceeds of $225 million and if there is no significant increase in the Purchase Price as a result of adjustments and if Mr. Goldhar directly or indirectly receives 12.6 million Class B Units, Mr. Goldhar will control, directly or indirectly, 6,048,513 Units of Calloway and 12.6 million Class B Units (or approximately 30.7% of the outstanding Units and Class B Units combined) as well as 12.6 million Special Voting Units of Calloway. As a result, Mr. Goldhar will control, directly and indirectly approximately 30.7% of the votes at any meeting of Unitholders. None of FirstPro, Mr. Goldhar or their affiliates will be entitled to vote Units held by them at the Meeting in connection with the resolution to approve the Acquisition.

As additional conditions to the Acquisition, Calloway will further amend its Declaration of Trust to provide for the following:

1. To the extent that FirstPro holds at least 25% of the total aggregate issued and outstanding Units and Special Voting Units of Calloway, Calloway's board of trustees shall be composed of nine trustees and FirstPro shall be entitled to appoint three of such trustees;

2. To the extent that FirstPro holds at least 15% but less than 25% of the total aggregate issued and outstanding Units and Special Voting Units of Calloway, Calloway's board of trustees shall be composed of eight trustees and FirstPro shall be entitled to appoint two of such trustees;

3. To the extent that FirstPro holds at least 5% but less than 15% of the total aggregate issued and outstanding Units and Special Voting of Calloway, Calloway's board of trustees shall be composed of eight trustees and FirstPro shall be entitled to appoint one of such trustees; and

4. To the extent that FirstPro holds less than 5% of the total aggregate issued and outstanding Units and Special Voting Units of Calloway, FirstPro shall not be entitled to any board representation rights.

The Purchase Agreement with FirstPro also provides that the composition of the board of directors of Calloway GP together with FirstPro's right to nominate directors shall be the same as those relating to Calloway's board of trustees as set out above. Finally, the Purchase Agreement with FirstPro provides that if in any given 365 day period the average weighted aggregate number of Special Voting Units and Units held or controlled by FirstPro is equal to or greater than 15,000,000 and provided that Mitchell Goldhar remains a Trustee, then so long as FirstPro and its affiliates directly or indirectly beneficially own or control less than 25% of the voting rights attached to all voting securities of Calloway, Calloway shall for a period of 5 years commencing on Closing, issue such number of additional Special Voting Units (the "Additional Special Voting Units") which will entitle FirstPro to cast 25% of the votes at a meeting of the holders of Calloway Units. FirstPro's entitlement to a 25% minimum voting right shall extend for an additional five year period should FirstPro, its affiliates and partners sell in aggregate at least $800,000,000 in freehold assets (including freehold interests in assets sold under development arrangements) to Calloway or its affiliates during the initial 5 year period provided that Mr. Goldhar remains on the Board of Trustees of Calloway at all relevant times and further provided that the average weighted aggregate number of Special Voting Units and Units which must be held or controlled by FirstPro during this extended 5 year period shall be increased to

the lesser of 20,000,000 or 20% of the aggregate of issued Units and Special Voting Units then outstanding. The chief executive officer of Calloway shall be selected on an annual basis and with the consent of greater than 75% of the board of trustees of Calloway. The terms and conditions of the amendment set out above amends the Declaration of Trust set out above are described in detail in the section "Fourth Amended and Restated Declaration of Trust" at page 49 below.

The Centres include 3 properties in which Calloway will acquire a leasehold interest. The term of the ground leases will be 35 years. FirstPro will have the right to terminate the three ground leases after ten years on payment to Calloway of the market value of a 35 year leasehold interest in the properties at that time and will have the right to terminate the three ground leases at any time in the event that any third party acquires 20% of the aggregate of the Units and Special Voting Units of Calloway by repayment to Calloway of the unamortized balance of any prepaid rent paid by Calloway to FirstPro. Calloway intends to prepay its 35 year rental obligation under the ground leases for the 3 properties at the Closing in the amount of approximately $184.7 million.

There are no prior valuations within the contemplation of OSC Rule 61-501 (as defined below) that would reasonably be expected to affect the decision of a Unitholder to vote for or against the Acquisition.

Management believes that the Acquisition will benefit Calloway by increasing its asset base, net operating income and market capitalization each by approximately 100%, providing Calloway with a more diversified portfolio of properties, extending Calloway's lease renewal dates and extending its debt maturity dates, all of which are expected to contribute to enhanced stability of income and distributions and reduce credit risks. Further issuance of additional Units for the purposes of the Acquisition is expected to provide greater liquidity for Unitholders. The Acquisition results in Wal-Mart's status as Calloway's largest tenant being maintained. The Acquisition continues to increase the proportion of Calloway's income derived from newly constructed retail space. Calloway believes that the rental income from the Centres will provide sufficient cash to at least maintain its distributions at current levels after the issuance of all Units necessary to close the Acquisition.

The Special Committee

The Board of Trustees of Calloway established a special committee (the "Special Committee") comprised of Kevin Pshebniski (Chairman), Al Mawani, Ken Delf and David Carpenter to assess the Acquisition as a result of the relationship of FirstPro to Calloway and the Partnership. The Board of Trustees of Calloway provided the Special Committee with a mandate to oversee and supervise compliance by the Trust with the requirements of Rule 61-501 of the Ontario Securities Commission ("OSC Rule 61-501") and Policy Q-27 of the Autorité des marches financiers ("Policy Q-27") in connection with the Acquisition.

Deliberations of the Special Committee

Following its formation, the Special Committee retained the services of Bennett Jones LLP to act as its legal counsel. With the assistance and advice of its legal advisors, the members of the Special Committee concluded that each of them was independent of Calloway management and FirstPro. On April 25, 2005, the Special Committee held a meeting with its legal advisors. During that meeting, the Special Committee's legal advisors made a presentation to the Special Committee with respect to the role and obligations of the Special Committee in evaluating the Acquisition. The Special Committee determined that in accordance with OSC Rule 61-501 and Policy Q-27 it was necessary to: (i) obtain independent valuations (the "Valuations") of the properties that Calloway agreed to acquire from FirstPro (the "FirstPro Properties") and the non-cash consideration involved in the acquisition of the FirstPro Properties (the "FirstPro Acquisition"); and (ii) seek the approval of the Acquisition by minority Unitholders. The Special Committee also determined, independent of the requirements of OSC Rule 61-501 and Policy Q-27, to seek the advice and expertise of an independent financial advisor in connection with preparing the Valuations and its review of the FirstPro Acquisition.

After considering numerous candidates, the Special Committee selected RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, to prepare the Valuations and to provide additional guidance to the Special Committee in forming its opinion as to whether the consideration to be paid by Calloway under the FirstPro

Acquisition is fair from a financial point of view to Calloway (the "Fairness Opinion"). The Special Committee selected RBC based principally on RBC's overall institutional strength, expertise and experience in valuing assets such as those forming part of the Acquisition. In retaining RBC, the Special Committee concluded that, as required by OSC Rule 61-501, RBC was independent of all interested parties to the Acquisition, including FirstPro, and that RBC possessed the appropriate qualifications to conduct the Valuations. RBC was paid a flat fee of $1,500,000 by Calloway for preparing the Valuations and the Fairness Opinion.

In meetings held during April, May and June 2005, with the assistance of its legal advisors, the Special Committee conducted a review of the terms and conditions of the FirstPro Acquisition. The Special Committee also discussed with RBC the value of the non-cash assets involved in the FirstPro Acquisition, including the non-cash consideration to be paid by Calloway.

At the request of the Special Committee, throughout May 2005 Calloway management provided the Special Committee with updates on the status of the Acquisition and discussed with the Special Committee the potential benefits and risks connected with the Acquisition.

On June 7, 2005, the Special Committee received from RBC advice that, and subject to the assumptions and qualifications contained therein, the fair market value of the FirstPro Properties to be purchased by Calloway pursuant to the FirstPro Acquisition is in the range of $821.3 million to $860.5 million and the fair market value of the consideration to be paid by Calloway pursuant to the FirstPro Acquisition is in the range of $853.9 million to $873.4 million. RBC also provided the Special Committee with a financial analysis of the Acquisition and an oral opinion, which was subsequently confirmed in writing, to the effect that, as of June 7, 2005, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by RBC, that the consideration to be paid by Calloway under the FirstPro Acquisition is fair, from a financial point of view, to Calloway. A copy of the Valuations and the Fairness Opinion is attached as Schedule "C" to this Management Information Circular.

Recommendation of the Special Committee

On June 7, 2005, the Special Committee, after consulting with its legal and financial advisors and considering the Valuations and the Fairness Opinion in respect of the FirstPro Acquisition, determined unanimously that the Acquisition is fair to and in the best interests of Calloway and unanimously recommended that the Calloway Board of Trustees authorize the Acquisition and recommend to Calloway Unitholders that they vote in favour of the Acquisition, subject to satisfactory completion of relevant conditions, including:

(a) regulatory approvals;

(b) approval of the Acquisition by a majority of the disinterested Unitholders;

(c) due diligence;

(d) appropriate debt or equity financing; and

(e) formal documentation.

In reaching its determinations, approvals and recommendations, the Special Committee considered the following:

(a) as determined in the Valuations, the fair market value of consideration to be paid by Calloway for the FirstPro Properties is within the range of fair market values of the FirstPro Properties;

(b) the Fairness Opinion of RBC;

(c) the terms of the Purchase Agreements;

(d) management's view that Calloway will be able to maintain its current distribution level following the Acquisition;

(e) a review of anticipated synergies to be derived from the Acquisition;

(f) the anticipated value to be obtained from the development properties to be acquired as part of the Acquisition;

(g) an increase of Calloway's exposure in existing strong geographic markets and a greater geographic diversification of portfolio assets afforded through the Acquisition;

(h) that the Acquisition extends Calloway's existing average lease renewal and debt maturity dates; and

(i) that it is anticipated the Acquisition will strengthen income and distribution stability and reduce Calloway's cost of capital.

Recommendation of the Board of Trustees

On June 7, 2005, at a meeting of Calloway's Board of Trustees held immediately after the meeting of the Special Committee, the Board of Trustees considered the recommendation of the Special Committee, the Valuations and the Fairness Opinion. Following further discussion, the Board of Trustees of Calloway voted unanimously to authorize the execution of such agreements as are necessary to complete the Acquisition. Simon Nyilassy, a Trustee of Calloway and the Executive Vice President Finance and Treasury of FirstPro declared his conflict of interest to the Board of Trustees in respect of the FirstPro Acquisition and did not vote in respect of the approval of the Acquisition. Michael Young disclosed his interest in connection with the fees payable to him relating to any public offering of Units in connection with the Acquisition and did not, and will not, vote on those aspects of the Acquisition.

RBC Valuations and Fairness Opinion

The Valuations indicate that, subject to the assumptions and qualifications contained therein, the fair market value of the FirstPro Properties to be purchased by Calloway pursuant to the FirstPro Acquisition is in the range of $821.3 million to $860.5 million and the fair market value of the consideration to be paid by Calloway pursuant to the FirstPro Acquisition is in the range of $853.9 million to $873.4 million.

The Fairness Opinion states that, subject to the assumptions and qualifications contained therein, RBC is of the opinion that, as of the date of the Valuations and the Fairness Opinion, the consideration to be paid by Calloway under the FirstPro Acquisition is fair, from a financial point of view, to Calloway.

A copy of the Valuations and the Fairness Opinion of RBC dated June 7 2005 is attached as Schedule "C" to this Management Information Circular. Unitholders should carefully review and consider the Valuations and the Fairness Opinion in their entirety. The Valuations and the Fairness Opinion are subject to the assumptions and limitations contained therein.

Independent Appraisal of the Centres V

Calloway engaged Altus Helvar and Colliers International (the "Appraisers") to provide a qualified and independent portfolio appraisal of the market value of the Centres V (the "Appraisals"). Given their respective reputations, experience and professional certifications, Calloway management determined the Appraisers to be qualified to prepare the Appraisals. Further, given that the Appraisers do not have and have never had a material financial interest in Calloway, FirstPro, Wal-Mart or the Partnership other than with respect to the provision of professional services on a fee-for-services basis, the Trustees determined that the Appraisers are independent of Calloway, FirstPro, Wal-Mart and the Partnership. The Appraisers were paid fees of $209,000 by Calloway for the Appraisals. The Appraisals were prepared in conformity with the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal

Institute of Canada and are dated June 1, 2005. The Appraisal Institute of Canada defines market value as "the most probable price in terms of money which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimuli". Whenever the definition of market value is employed, or its precise wording is used, the following conditions are always assumed: (i) competitive market conditions; (ii) an informed buyer and seller; (iii) no pressure on either party; (iv) "rational" or prudent economic behaviour by both buyer and seller; (v) a reasonable turnover period; and (vi) payment consistent with the standards of behaviour of the market.

The estimated value of the Centres V, as a portfolio, was determined by using a discounted cash flow approach and a direct capitalization method. The Appraisers gave appropriate consideration to a forecast of income for each of the Centres V in terms of market rental rates, growth levels, vacancy rates, tenant rollovers, future tenant inducements, realty commissions and the lease termination rights of significant tenants. Appropriate valuation parameters were used, having due regard to an assessment of the income characteristics, current market conditions, terms of the leases and prevailing economic and industry information. The highest and best use for each of the Centres V was considered by the Appraisers to be the current use.

In determining the approximate market value of the Centres V, the Appraisers relied on operating and financial data provided by First Pro and Wal-Mart, including detailed rent rolls and projected operating results. Based on its review, and other relevant factors, the Appraisers considered such data to be reasonable and supportable.

In appraising the Centres V, the Appraisers assumed that title to each centre is good and marketable and did not take into account engineering, environmental, zoning, planning or related issues.

Collectively, the Appraisals indicate estimated approximate market value of the Centres V on a portfolio basis, as at June 1, 2005 to be between $1,126,000,000 and $1,157,000,000.

Caution should be exercised in the evaluation and use of appraisal results. An appraisal is an estimate of market value. It is not a precise measure of value but is based on a subjective comparison of related activity taking place in the real estate market. The Appraisal is based on various assumptions of future expectations and while the Appraiser's forecast of income is considered to be reasonable at the current time, some of the assumptions may not materialize or may differ materially from actual experience in the future.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by the Appraisal.

A copy of the Appraisal may be inspected during ordinary business hours at the registered office of Calloway. Further, a copy of the Appraisal will be sent to any Unitholder without charge on request to the Secretary of Calloway at 310, 855 – 8th Avenue SW, Calgary, Alberta, T2P 3P1, fax number: (403) 266-6522. The Appraisers have consented to the filing of the Appraisals with the Ontario Securities Commission and to the inclusion of this summary of the Appraisals in this document.

The Centres V

A summary of the Centres V to be acquired under the Acquisition is as follows:

Property Summary

Property	Location	Ownership Interest	Net Rentable Area	Net Rentable Area (100% Interest)	Upon Completion	Occupancy	Year Built	Major Retailers
Ontario - Greater Toronto Area								
1. Brampton East Wal-Mart Centre[7]	Brampton, ON	100%	227,055	227,055	319,045	100.00%	1998	Wal-Mart, Winners, Staples

Property	Location	Ownership Interest	Net Rentable Area	Net Rentable Area (100% Interest)	Upon Completion	Occupancy	Year Built	Major Retailers
2. Etobicoke Wal-Mart Centre(2)(3)(4)	Etobicoke, ON	100%	293,670	293,670	293,670	100.00%	2002	Wal-Mart, Home Depot[1], Linens 'N Things, Best Buy
3. Markham Woodside Centre(7)	Markham, ON	50%	162,901	325,801	325,801	100.00%	1993	Home Depot, Chapters, Staples, Michael's
4. Markham Woodside Centre (II and III)(7)	Markham, ON	50%	6,750	13,500	33,500	100.00%	2004	LCBO
5. Mississauga Erin Mills Wal-Mart Centre	Mississauga, ON	60%	169,570	282,617	282,617	97.48%	2004	Wal-Mart, Loblaws, Shoppers Drug Mart
6. Pickering Wal-Mart Centre	Pickering, ON	60%	306,058	510,097	510,097	96.62%	2000	Wal-Mart, Sam's Club, Canadian Tire[1], Sobey's
7. Scarborough Morningside Northwest Wal-Mart Centre	Scarborough, ON	100%	220,839	220,839	232,239	100.00%	2003	Wal-Mart, Cineplex Odeon, LCBO
8. Vaughan Sevenbridge Wal-Mart Centre	Vaughan, ON	85%	166,983	196,451	523,968	94.99%	1997	Wal-Mart, Home Outfitters, Future Shop
9. Whitby North Wal-Mart Centre(6)(7)	Whitby, ON	40%	92,708	231,771	231,771	100.00%	2003	Wal-Mart, Loblaws[1], LCBO
10. Woodbridge Centre(7)	Woodbridge, ON	35%	146,785	419,386	430,471	97.57%	1998	Canadian Tire[1], Fortino's (Loblaws)[1], Best Buy, Sportchek
Ontario – Other								
11. Barrie South Wal-Mart Centre(2)(3)(7)	Barrie, ON	100%	359,137	359,137	369,137	100.00%	1994	Wal-Mart, Sobey's, Winners, Michael's
12. Bolton Wal-Mart Centre(6)(7)	Bolton, ON	40%	72,640	183,600	183,600	100.00%	2004	Wal-Mart, Loblaws[1]
13. Cambridge Wal-Mart Centre(2)(3)	Cambridge, ON	100%	499,706	499,706	649,232	97.36%	1998	Wal-Mart, RONA, Canadian Tire[1]
14. Chatham Wal-Mart Centre(7)	Chatham, ON	50%	91,642	183,284	239,724	98.6%	2004	Wal-Mart, Winners, Loblaws[1]
15. Hanover Wal-Mart Centre(7)	Hanover, ON	100%	8,993	8,993	25,393	61.08%	2003	Wal-Mart[1], Loblaws[1], Marks Work Wearhouse
16. Kenora Wal-Mart Centre(6)(7)	Kenora, ON	50%	40,441	80,881	80,881	100.00%	2005	Wal-Mart, Canadian Tire[1]
17. London North Wal-Mart Centre	London, ON	50%	117,515	235,030	546,842	100.00%	2003	Wal-Mart, Winners, Linens 'N Things, Old Navy
18. Midland Wal-Mart Centre(7)	Midland, ON	100%	5,989	5,989	107,654	100.00%	2003	Wal-Mart[1], Boston Pizza
19. Ottawa South Keys Wal-Mart Centre(7)	Ottawa, ON	50%	233,691	467,382	467,382	100.00%	1996	Wal-Mart, Loblaws, Future Shop, Chapters, Winners
20. Renfrew Wal-Mart Centre(7)	Renfrew, ON	100%	10,971	10,971	19,971	100.00%	2003	Wal-Mart[1], Canadian Tire[1]
Quebec - Greater Montreal Area								
21. Laval West Wal-Mart Centre(6)(7)	Laval (W), QC	50%	274,665	549,330	549,330	100.00%	2001	Wal-Mart, RONA, IGA[1], Home Outfitters, Canadian Tire[1]
22. Montreal Decarie Wal-Mart Centre(7)	Montreal, QC	50%	112,360	224,720	267,720	100.00%	1999	Wal-Mart, Marks Work Wearhouse
23. Saint-Jerome Wal-Mart Centre(6)(7)	Saint-Jerome, QC	50%	-	-	160,762	0.00%	2005	Wal-Mart[1], Home Depot[1]
24. Montreal North Wal-Mart Centre	Montreal, QC	100%	196,352	196,352	288,861	100.00%	2002	Wal-Mart, Winners, Marks Work Wearhouse
Quebec – Other								
25. Drummondville Wal-Mart Centre(7)	Drummondville, QC	100%	47,543	47,543	50,793	100.00%	2003	Wal-Mart[1], Loblaws[1], CIBC
26. Hull Wal-Mart Centre(7)	Hull, QC	49.9%	122,718	245,928	245,928	100.00%	1997	Wal-Mart, Cineplex Odeon[1], Staples
27. Saint-Constant Wal-Mart Centre(6)	Saint-Constant, QC	40%	116,945	292,363	312,363	96.39%	2002	Wal-Mart, Home Depot[1], Metro Richelieu

Property	Location	Ownership Interest	Net Rentable Area	Net Rentable Area (100% Interest)	Upon Completion	Occupancy	Year Built	Major Retailers
British Columbia								
28. New Westminster Wal-Mart Centre	New Westminster, BC	100%	292,546	292,546	419,737	100.00%	2003	Wal-Mart, Home Outfitters, Best Buy
29. Prince George Wal-Mart Centre	Prince George, BC	100%	181,448	181,448	291,627	100.00%	2002	Wal-Mart, Canadian Tire[1], Home Depot[1]
Alberta								
30. Calgary Southeast Wal-Mart Centre	Calgary, AB	100%	215,399	215,399	219,218	100.00%	2002	Wal-Mart, London Drugs, Marks Work Wearhouse
Saskatchewan								
31. Regina East Wal-Mart Centre[(6)]	Regina, SK	40%	148,230	370,575	374,638	100.00%	2000	Wal-Mart, Winners Home, Loblaws[1], RONA[1]
Manitoba								
32. Winnipeg (Southwest) Wal-Mart Centre[(6)]	Winnipeg, MB	40%	175,582	438,955	568,955	96.08%	2000	Wal-Mart, Safeway, Home Outfitters, Winners
Nova Scotia								
33. Bridgewater Wal-Mart Centre[(7)]	Bridgewater, NS	100%	-	-	97,675	0.00%	2005	Wal-Mart[1], Canadian Tire[1]
34. Halifax - Bayers Lake Power Centre[(6)(7)]	Halifax, NS	51%	79,242	155,377	155,377	100.00%	1998	Wal-Mart[1], Loblaws[1], Winners, Future Shop
Newfoundland								
35. St. John's (Kenmount) Wal-Mart Centre[(6)(7)]	St John's, NL	50%	-	-	113,050	0.00%	2005 [5]	Wal-Mart[1], Home Depot[1], Canadian Tire[1]
Total Retail Centres			**5,197,074**	**7,966,696**	**9,987,027**	**98.83%**		

Retail Development Properties	Province	Ownership Interest	Area Upon Completion	Acres	Year Built	Potential/Major Retailers
1. Cambridge Sam's Club Centre[(7)]	Ontario	100%	47,019	4.73	2004	Sam's Club[1], Home Depot[1]
2. Dunnville Centre[(7)]	Ontario	100%	104,323	15.64	2006 [5]	To Be Announced
3. Fort Erie Wal-Mart Centre[(7)]	Ontario	100%	17,705	1.68	2005 [5]	To Be Announced
4. London Sam's Club Centre[(7)]	Ontario	100%	173,347	15.6	2004	Sam's Club[1]
5. Napanee Centre[(7)]	Ontario	100%	122,349	22.3	2006 [5]	To Be Announced
6. St. Catharines Forth Avenue Centre[(7)]	Ontario	100%	134,359	11.14	2006	To be Announced
7. Welland Centre[(7)]	Ontario	100%	258,270	26.31	2005 [5]	To be Announced
8. Dawson Creek Wal-Mart Centre[(7)]	British Columbia	100%	63,000	5.78	2003	Wal-Mart[1]
9. Quesnel Wal-Mart Centre[(7)]	British Columbia	100%	89,810	8.29	2003	Wal-Mart[1]
10. Gander Centre[(7)]	Newfoundland	100%	183,402	23.61	2005 [5]	To Be Announced
Total Retail Development Properties			**1,193,584**	**135.08**		

Notes:

(1) Site is owned by others and no rent is paid to vendor by it
(2) Includes leasehold interests – Calloway may prepay annual lease payments due over 35-year term
(3) Vendor will have right to cancel lease under certain conditions
(4) 60% Freehold and 40% Leasehold
(5) Anticipated Opening
(6) Calloway already owns or has an option to acquire remaining interest
(7) Calloway to assume responsibility for future leasing and development

A summary of the 35 Centres and their respective primary tenants and development potential. as well as a description of the 10 parcels of Development Land, is as follows:

Barrie South Wal-Mart Centre – 35 Molson Park Drive, Barrie, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	126,165	35.13%	23.51%
Sobey's	58,562	16.31%	15.89%

Barrie South Wal-Mart Centre is currently a 359,137 square foot development that is situated on approximately 32.77 acres at Highway 400 and Molson Park Drive in Barrie, Ontario. A 126,165 square foot Wal-Mart and a 58,562 square foot Sobey's anchor the site. National tenants include Winners, Michael's, and Mark's Work Wearhouse. Approximately 10,000 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Brampton East Wal-Mart Centre – 30 Coventry Road, Brampton, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	130,702	57.56%	45.52%

Brampton East Wal-Mart Centre is currently a 227,055 square foot development that is situated on approximately 32.74 acres at the intersection of Queen Street (Highway 7) and Airport Road in Brampton, Ontario. A 130,702 square foot Wal-Mart store anchors the site. Other national tenants include Mark's Work Wearhouse, Winners and Staples / Business Depot. Approximately 91,990 square feet of development potential remains on the site. The site can also accommodate a 50,000 square foot expansion of the Wal-Mart store.

Cambridge Wal-Mart Centre – 22 Pinebush Road, Cambridge, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
RONA	125,077	24.14%	21.50%
Wal-Mart	105,315	20.33%	13.46%
Canadian Tire	39,720	-	-

Cambridge Wal-Mart Centre is currently a 518,080 square foot development that is situated on approximately 67.85 acres at the intersection of Highway 401 and Hespeler Road (Highway 24) in Cambridge, Ontario. A 105,315 square foot Wal-Mart store and a 125,077 square foot RONA anchor the site. A 39,720 square foot Canadian Tire is operating on lands immediately adjacent to the site. Other national tenants include Staples / Business Depot, Old Navy and Future Shop. Approximately 144,851 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Drummondville Wal-Mart Centre - 355 Boulevard St-Joseph, Drummondville, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	130,224	-	-
Loblaws	115,000	-	-

Drummondville Wal-Mart Centre is currently a 47,543 square foot development that is situated on approximately 5.08 acres at the intersection of Boulevard Rene Levesque & Boulevard St-Joseph in Drummondville, Quebec. L'Equipeur (Mark's Work Wearhouse), La Difference and Reitmans are amongst the national retailers currently operating on site. Operating on lands immediately adjacent to the site are an approximately 130,224 square foot Wal-Mart store as well as an approximately 115,000 square foot Loblaws. Remaining development potential on the site is estimated at 3,250 square feet. The Wal-Mart store site can accommodate 50,000 square feet of expansion.

Halifax Bayer's Lake Centre – 194 Chain Lake Drive, Halifax, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Future Shop	35,483	22.84%	21.04%

Halifax Bayer's Lake Centre is a 155,377 square foot development that is situated on approximately 16.31 acres at Chain Lake Drive and Lacewood Drive, Halifax, Nova Scotia. A 35,483 square foot Future Shop anchors the site. National tenants include Winners, Roots and Reitmans.

Hanover Wal-Mart Centre – 1100 10th Street, R.R #1 Hanover, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Loblaws	97,200	-	-
Wal-Mart	78,114	-	-

Hanover Wal-Mart Centre is currently a 10,254 square foot development that is situated on approximately 3.98 acres at Highway 4 and Highway 28 in Hanover, Ontario. A 5,002 square foot Mark's Work Wearhouse store is currently operating on the site. A 97,200 square foot Loblaws location is scheduled for construction on lands immediately adjacent to the site in 2006 and a 78,114 Wal-Mart store is currently operating on adjacent lands. Approximately 16,400 square feet of development potential remains on the site. The Wal-Mart store site can accommodate 30,000 square feet of expansion.

Laval West Wal-Mart Centre – 700 Autoroute Chomedey Ouest, Laval, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	127,951	23.29%	15.62%
RONA	125,022	22.76%	19.78%
Canadian Tire	84,000	-	-
IGA	40,000	-	-

Laval West Wal-Mart Centre is a 549,362 square foot development that is situated on approximately 53.83 acres at Autoroute Chomedey and Boulevard Samson in Laval, Quebec. A 127,951 square foot Wal-Mart store, and a 125,022 square foot RONA anchor the site. An 84,000 square foot Canadian Tire and a 40,000 square foot IGA operate on lands adjacent to the site. Other national tenants include Home Outfitters, Winners, Future Shop, and Staples/ Business Depot. A 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Midland Wal-Mart Centre – 16845 Highway 12, Midland, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	108,528	-	-

Midland Wal-Mart Centre is situated on approximately 12.70 acres at Highway 12 and King Street in Midland, Ontario. A 108,528 square foot Wal-Mart operates on lands adjacent to the site. The site currently houses an operating Tim Horton's. Approximately 101,665 square feet of development potential remains on the site.

Renfrew Wal-Mart Centre – O'Brien Road, Renfrew, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	84,939	-	-
Canadian Tire	32,250	-	-

Renfrew Wal-Mart Centre is a 9,471 square foot development that is situated on approximately 2.01 acres at O'Brien Road and Wrangler Road in Renfrew, Ontario. An 84,939 square foot Wal-Mart and a 32,250 square foot Canadian Tire operate on lands adjacent to the site. National tenants include Mark's Work Wearhouse, Payless Shoes and

First Choice Haircutters. Approximately 9,000 square feet of development potential remains on the site. The Wal-Mart store site can accommodate 40,000 square feet of expansion.

St. Jerome Wal-Mart Centre – 1030 Du Grand-Heron Boulevard, St. Jerome, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	133,683	-	-
Home Depot	119,300	-	-

St. Jerome Wal-Mart Centre is situated on approximately 17.70 acres at Boulevard Jean-Baptiste-Rolland & Rue Brière in St. Jerome, Quebec. A 133,683 square foot Wal-Mart and a 119,300 square foot Home Depot operate on lands adjacent to the site. Leases have been executed with EB Games (1,500 sf.), Boston Pizza (5,900 sf.), and HFC Financial (2,500 sf.). Approximately 160,762 square feet of development potential remains on the site.

Vaughan Sevenbridge Wal-Mart Centre – 101 Edgeley Boulevard, Vaughan, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	129,066	63.19%	56.24%

Vaughan Sevenbridge Wal-Mart Centre is currently a 204,260 square foot development that is situated on approximately 47.59 acres at Highway 7 and Jane Street in Vaughan, Ontario. A 129,066 square foot Wal-Mart anchors the site. National tenants include Future Shop and Home Outfitters. Approximately 327,517 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Kenora Wal-Mart Centre – 1305 Miikana Way, Kenora, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	80,881	100%	100%
Canadian Tire	58,496	-	-

Kenora Wal-Mart Centre is currently a 80,881 square foot development that is situated on approximately 8.96 acres at Miikana Way and Highway 17 in Kenora, Ontario. An 80,881 square foot Wal-Mart anchors the site. A 58,486 square foot Canadian Tire operates on lands adjacent to the site. The site can accommodate a 30,000 square foot Wal-Mart expansion.

Bridgewater Wal-Mart Centre – New Pine Grove Road, Bridgewater, NS

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	80,860	-	-
Canadian Tire	69,073	-	-

Bridgewater Wal-Mart Centre is situated on approximately 15.27 acres at New Pine Grove Road and Route 10 in Bridgewater, Nova Scotia. An 80,860 square foot Wal-Mart and a 69,073 square foot Canadian Tire operate on lands adjacent to the site. Leases have been executed with EB Games (1,500 sf.), Boston Pizza (5,975 sf.), Pets Unlimited (4,000 sf.) and Swiss Chalet (5,000 sf.). Approximately 97,675 square feet of development potential remains on the site.

St. John's Kenmount Wal-Mart Centre – 75 Kelsey Drive, St. John's, NF

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	133,554	-	-
Home Depot	106,000	-	-
Canadian Tire	71,300	-	-

St. John's Kenmount Wal-Mart Centre is situated on approximately 17.28 acres at Kelsey Drive and Kenmount Road in St. John's, Newfoundland. A 133,554 square foot Wal-Mart, a 106,000 square foot Home Depot and a 71,300 square foot Canadian Tire operate on lands adjacent to the site. Approximately 113,050 square feet of development potential remains on the site.

Bolton Wal-Mart Centre – 150 McEwan Drive East, Bolton, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	109,639	59.85%	43.78%
Loblaws	160,000	-	-

Bolton Wal-Mart Centre is currently a 183,183 square foot development that is situated on approximately 18.87 acres at Highway 50 (Queen Street) and McEwan Drive East in Bolton, Ontario. A 109,639 square foot Wal-Mart store anchors the site. Construction on an approximately 160,000 square foot Loblaws store is expected to be commenced on lands immediately adjacent to the site in 2006. Tenants include Mark's Work Wearhouse, Reitmans and LCBO locations. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Regina East Wal-Mart Centre - 2150 Prince of Wales Drive, Regina, SK

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	129,094	34.84%	22.49%
Winners/Home Sense	53,864	14.54%	15.49%
London Drugs	39,670	10.71%	12.55%
Real Canadian Superstore (Loblaws)	130,000	-	-
RONA	88,681	-	-

Regina East Wal-Mart Centre is currently a 370,574 square foot development that is situated on approximately 31.33 acres at the intersection of Quance Street and Prince of Wales Drive in Regina, Saskatchewan. A 129,094 square foot Wal-Mart, a 53,864 square foot Winners/Home Sense and a 39,670 square foot London Drugs anchor the site. A 130,000 square foot Real Canadian Superstore (a Loblaws owned grocery chain) as well as an 88,681 square foot RONA operate on lands immediately adjacent to the site. Other national tenants include Home Outfitters, Best Buy and Michael's. Approximately 4,063 square feet of development potential remains on the site. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Saint-Constant Wal-Mart Centre - 500 Voie de Desserte, rue NR 132, Saint-Constant, QC

Major Tenants/ Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	123,474	40.71%	24.72%
Home Depot	95,000	-	-
Metro Richelieu	44,761	14.76%	19.08%

Saint-Constant Wal-Mart Centre is currently a 303,300 square foot development that is situated on approximately 31.01 acres at the intersection of Route132 and Rue Macon in Saint-Constant, Quebec. A 123,474 square foot Wal-Mart store, and a 44,761 square foot Metro Richelieu anchor the site. A 95,000 square foot Home Depot operates on lands immediately adjacent to the site. Other national tenants include L'Equipeur and Blockbuster. Approximately

20,000 square feet of development potential remains on the site. A 30,000 square foot expansion of the Wal-Mart store can also be accommodated.

Whitby North Wal-Mart Centre – 4100 Baldwin Street South, Whitby, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	132,724	57.27%	38.10%
Loblaws	164,000	-	-

Whitby North Wal-Mart Centre is currently a 231,771 square foot development that is situated on approximately 24.87 acres at the intersection of Brock Street South and Taunton Road West in Whitby, Ontario. A 132,724 square foot Wal-Mart store anchors the site. A 164,000 square foot Loblaws operates on lands immediately adjacent to the site. Other tenants include Mark's Work Wearhouse and LCBO. The site can accommodate a 50,000 square foot expansion of the Wal-Mart store.

Winnipeg Southwest Wal-Mart Centre - 1665 Kenaston Boulevard, Winnipeg, MB

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	129,298	28.30%	18.98%
Safeway	47,374	10.37%	12.14%
Home Outfitters	39,429	8.63%	9.07%

Winnipeg Southwest Wal-Mart Centre is currently a 456,873 square foot development that is situated on approximately 48.22 acres at the intersection of Kenaston Boulevard and McGillvray Boulevard in Winnipeg, Manitoba. A 129,298 square foot Wal-Mart store, a 47,374 square foot Safeway, and a 39,429 square foot Home Outfitters anchor the site. Other national tenants include Danier, Roots, and Reitmans. Approximately 130,000 square feet of development potential remains and a 65,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Chatham Wal-Mart Centre – 801 St. Clair Street, Chatham, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	132,805	72.46%	73.38%
Zehr's (Loblaws)	65,653	-	-

Chatham Wal-Mart Centre is currently a 183,276 square foot development that is situated on approximately 24.87 acres at the intersection of St. Clair Street and Pioneer Line in Chatham, Ontario. A 132,805 square foot Wal-Mart store anchors the site. An 89,000 square foot Zehr's (Loblaws) store is currently under construction on lands immediately adjacent to the site which will replace an existing 65,653 square foot store on site. Other national tenants include Winners and BMO. Approximately 56,440 square feet of development potential remains and a 50,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Hull Wal-Mart Centre - 35 Boulevard du Plateau, Hull, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	105,612	42.96%	34.29%
Cineplex Odeon	84,600	-	-
Super C	45,117	-	-

Hull Centre is currently a 245,855 square foot development that is situated on approximately 29.68 acres at Boulevard du Plateau and Rue de la Montagne in Hull, Quebec. A 105,612 square foot Wal-Mart store anchors the site. An 84,600 square foot Cineplex Odeon and a 45,117 square foot Super C food operate on lands adjacent to the site. National tenants include Staples/Business Depot, Reitmans, and Mark's Work Wearhouse. A 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

London North Wal-Mart Centre – 1280 Fanshawe Park Road West, London, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	130,589	52.50%	36.23%

London North Wal-Mart Centre is currently a 248,732 square foot development that is situated on approximately 54.70 acres at the intersection of Hyde Park Road and Fanshawe Park Road in London, Ontario. A 130,589 square foot Wal-Mart anchors the site. Other national tenants include Winners and Old Navy. Approximately 311,812 square feet of development potential remains on the site. The site can also accommodate a 65,000 square foot expansion of the Wal- Mart store.

Markham Woodside Centre (I) – 3155 Highway 7 East, Markham, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Home Depot	130,393	40.02%	35.01%
Longo's	38,000	-	-

Markham Woodside Centre (I) is currently a 325,801 square foot development that is situated on approximately 26.80 acres at the intersection of Woodbine Avenue and Highway 7 East in Markham, Ontario. A 130,393 square foot Home Depot anchors the site. An approximately 38,000 square foot Longo's location is operating on lands immediately adjacent to the site. Other national tenants include Pets Mart, Winners and Staples/Business Depot.

Markham Woodside Centre (II and III) – 3075 Highway 7 East, Markham, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
LCBO	13,500	100%	100%

Markham Woodside Centre (II and III) is currently a 13,500 square foot development that is situated on approximately 6.73 acres at the intersection of Woodbine Avenue and Highway 7 East in Markham, Ontario. A 13,500 square foot LCBO store is currently operating on the site. Approximately 20,000 square feet of development potential remains on the site.

Montreal Decarie Wal-Mart Centre – Rue Jean Talon Ouest, Montreal, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	128,207	57.04%	36.80%

Montreal Decarie Wal-Mart Centre is a 224,766 square foot development that is situated on approximately 24.54 acres at Rue Jean Talon and Boulevard Decarie in Montreal, Quebec. A 128,207 square foot Wal-Mart store anchors the site. Other national tenants include Mark's Work Wearhouse, Pier 1 Imports, and Tim Horton's. Approximately 43,000 square feet of development potential remains and the site can also accommodate a 30,000 square foot expansion of the Wal-Mart store.

Ottawa South Keys Wal-Mart Centre - 2210 Bank Street, Ottawa, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	128,987	27.60%	18.69%
Loblaws	58,983	12.62%	13.18%

Ottawa South Keys Wal-Mart Centre is currently a 467,382 square foot development that is situated on approximately 56.00 acres at the intersection of Bank Street and Hunt Club Road in Ottawa, Ontario. A 128,987 square foot Wal-Mart store and a 58,983 square foot Loblaws store anchor the site. Other national tenants include Cineplex Odeon, Staples / Business Depot and Mark's Work Wearhouse. The site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Woodbridge Centre – 3900 Highway 7 – Woodbridge, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Linens 'N Things	34,085	7.35%	8.04%
Best Buy	30,820	7.53%	6.79%
Canadian Tire	75,000	-	-
Fortinos	67,073	-	-

Woodbridge Centre is currently a 419,414 square foot development that is situated on approximately 37.00 acres at the intersection of Weston Road and Highway 7 in Woodbridge, Ontario. A 30,820 square foot Best Buy store anchor the site. A Canadian Tire store that is approximately 75,000 square feet and a Fortinos store that is approximately 67,073 square feet operate on lands immediately adjacent to the site. Other national tenants operating on the site include Chapters, Reitmans, The Beer Store, LCBO, CIBC, Michael's, SportChek and Linens N' Things. Approximately 11,085 square feet of development potential remains on the site.

Calgary Southeast Wal-Mart Centre - 4705 - 130th Avenue Southeast, Calgary, AB

Major Tenants/ Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	130,032	60.37%	40.66%
London Drugs	39,145	18.17%	23.33%

Calgary Southeast Wal-Mart Centre is currently a 215,399 square foot development that is situated on approximately 19.94 acres at the intersection of Deerfoot Trail and 130th Avenue Southeast in Calgary, Alberta. A 130,032 square foot Wal-Mart store and a 39,145 square foot London Drugs location anchor the site. Other national tenants include Mark's Work Wearhouse, Penningtons and Reitmans Approximately 3,819 square feet of development potential remains and the site can accommodate a 30,000 square foot expansion of the Wal-Mart store.

Etobicoke Wal-Mart Centre – 165 North Queen Street, Etobicoke, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	131,730	44.86%	28.36%
Home Depot	135,000	-	-
Best Buy	35,327	12.03%	15.25%

Etobicoke Wal-Mart Centre is currently a 293,670 square foot development that is situated on approximately 23.72 acres at North Queen Street and The Queensway in Etobicoke, Ontario. A 131,730 square foot Wal-Mart and a 35,327 square foot Best Buy anchor the site. A Home Depot that is approximately 135,000 square feet operates on lands adjacent to the site. National tenants include Linens 'N Things, Old Navy, and Mark's Work Wearhouse.

Mississauga Erin Mills Wal-Mart Centre – 2150 Burnamthorpe Road West, Mississauga, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	129,186	44.56%	34.96%
No Frills (Loblaw's)	42,787	14.76%	13.86%

Mississauga Erin Mills Wal-Mart Centre is currently a 289,916 square foot development (including enclosed mall area) that is situated on approximately 23.95 acres at Burnamthorpe Road and Erin Mills Parkway in Mississauga, Ontario. A 129,186 square foot Wal-Mart store and a 42,787 square foot No Frills (Loblaws) anchor the site. National tenants include Shoppers Drug Mart, Bank of Montreal and EB Games. The aforementioned tenants are located in the newer unenclosed mall portion of the development. The centre also contains an enclosed mall area that is occupied by national tenants such as Carlton Cards and Pet Valu.

Montreal North Wal-Mart Centre – 6140 Boulevard Henri Bourassa, Montreal, QC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	128,758	65.58%	50.78%

Montreal North Wal-Mart Centre is a 196,352 square foot development that is situated on approximately 23.24 acres at Boulevard Henri Bourassa and Boulevard Lacordaire in Montreal, Quebec. A 128,758 square foot Wal-Mart store anchors the site. Other national tenants include Winners, Mark's Work Wearhouse, and Payless Shoes. Approximately 92,509 square feet of development potential remains on the site.

New Westminster Wal-Mart Centre – 800 Boyd Street, New Westminster, BC

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	131,770	45.04%	33.14%

New Westminster Wal-Mart Centre is currently a 292,546 square foot development that is situated on approximately 35.06 acres at the intersection of Boyd Street and Queensborough Bridge in New Westminster, British Columbia. A 131,770 square foot Wal-Mart store anchors the site. Other national tenants include Home Outfitters, Best Buy, and Petcetera. Approximately 127,191 square feet of development potential remains on the site.

Pickering Wal-Mart Centre – 1899 Brock Road, Pickering, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	127,945	24.24%	18.89
Sam's Club	129,881	24.60%	24.06%
Canadian Tire	82,000	-	-
Sobeys	48,608	9.21%	9.75%

Pickering Wal-Mart Centre is currently a 527,925 square foot development that is situated on approximately 48.34 acres at Highway 401 and Brock Road in Pickering, Ontario. A 127,945 square foot Wal-Mart store, a 129,881 square foot Sam's Club and a 48,608 square foot Sobey's anchor the site. An approximately 82,000 square foot Canadian Tire operates on lands immediately adjacent to the site. Other national tenants include Winners Petsmart and Mark's Work Wearhouse. The site can also accommodate a 30,000 square foot expansion of the Wal-Mart.

Prince George Wal-Mart Centre – 6565 Southridge Avenue, Prince George, BC

Major Tenants/ Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	133,020	69.66%	57.30%
Home Depot	108,171	-	-
Canadian Tire	96,076	-	-

Prince George Wal-Mart Centre is currently a 190,951 square foot development that is situated on approximately 31.42 acres at the intersection of Yellowhead Highway 16 West and Domano Boulevard in Prince George, British Columbia. A 133,020 square foot Wal-Mart store anchors the site. A 96,076 square foot Canadian Tire and a 108,171 square foot Home Depot are operating on lands immediately adjacent to the site. Other national tenants include Mark's Work Wearhouse, Hallmark and Reitmans. Approximately 110,179 square feet of development potential remains and a 30,000 square foot expansion of the Wal-Mart store can also be accommodated on the site.

Scarborough Morningside Northwest Wal-Mart Centre - 799 Milner Ave. Scarborough, ON

Main Tenants / Anchors	GLA (sf)	% of Owned & Leased GLA	% of Gross Rents
Wal-Mart	131,847	59.70%	48.41%
Cineplex Odeon	44,340	20.08%	26.52%

Scarborough Morningside Northwest Wal-Mart Centre is currently a 220,839 square foot development that is situated on approximately 18.73 acres at Morningside Avenue and Highway 401 in Scarborough, Ontario. A 131,847 square foot Wal-Mart store and a 44,340 square foot Cineplex Odeon location anchor the site. Tenants include Reitmans, Sleep Country and LCBO. Approximately 11,400 square feet of development potential remains on the site.

Gander Centre – Gander, NF

Gander Centre is a development property that is situated on approximately 23.61 acres at the intersection of Cooper Boulevard and Roe Avenue in Gander, Newfoundland. The site has been zoned for commercial uses and has approximately 183,402 square feet of developable area. A major anchor has given its approval for a potential parcel purchase of approximately 10.46 acres.

Napanee Centre – Napanee, ON

Napanee Centre is a development property that is situated on approximately 22.30 acres at the intersection of Kimmett Boulevard and Mcpherson Drive in Napanee, Ontario. The site has approximately 122,349 square feet of developable area. The site is expected to be Wal-Mart anchored as Wal-Mart Canada has approved the site for a future store location.

Cambridge Sam's Club Centre – Cambridge, ON

Cambridge Sam's Club Centre is a development property that is situated on approximately 4.73 acres at the intersection of Hespeler Road and Pinebush Road (south side) in Cambridge, Ontario. The site has been zoned for commercial uses and has approximately 47,019 square feet of developable area. The site is contiguous with existing, owner operated Home Depot and Sam's Club locations. Directly across Pinebush Road (on the north side) is Calloway REIT's Cambridge Wal-Mart Centre, one of the 35 centres being acquired by Calloway as part of the Transaction. Cambridge Wal-Mart Centre is a 518,080 square foot development that is anchored by Wal-Mart and RONA as well as an owner operated Canadian Tire.

Fort Erie Wal-Mart Centre – Fort Erie, ON

Fort Erie Wal-Mart Centre is a development property that is situated on approximately 1.68 acres at the intersection of Garrison Road and Thompson Road in Fort Erie, Ontario. The site has been zoned for commercial uses and has approximately 17,705 square feet of developable area. Both Wal-Mart and No-Frills (Loblaws) are currently operating on lands immediately adjacent to the site. The Wal-Mart store site can accommodate 30,000 square feet of expansion.

London Sam's Club Centre – London, ON

London Sam's Club Centre is a development property that is situated on approximately 15.60 acres at the intersection of Hyde Park Road & Fanshawe Park Road (north side) in London, Ontario. The site has been zoned for commercial uses and has approximately 173,347 square feet of developable area. Early demand for space in the

centre has resulted in executed deals having already been put in place with such national tenants as Kelsey's, East Side Mario's and Designer Depot. A Sam's Club is currently operating on lands immediately adjacent to the site. Directly across Fanshawe Park Road is the London North Wal-Mart Centre in which Calloway will be acquiring a 50% interest as part of the Transaction. London North Wal-Mart Centre is a 248,732 square foot development that is anchored by a 130,589 Wal-Mart.

Welland Centre – Welland, ON

Welland Centre is a development property that is situated on approximately 26.31 acres at the intersection of Highway 406 and Woodlawn Road in Welland, Ontario. The site has been zoned for commercial uses and has approximately 258,270 square feet of developable area. The site is expected to be anchored by a major national retailer. Another major national retailer has also expressed interest in the site and negotiations regarding the sale of an approximately 6.88 acre parcel to the major national retailer are ongoing.

Dawson Creek Wal-Mart Centre – Dawson Creek, BC

Dawson Creek Wal-Mart Centre is a development property that is situated on approximately 5.78 acres at the intersection of Highway 2 and 8th Street in Dawson Creek, British Columbia. A Wal-Mart is currently operating on lands adjacent to the centre. The site has been zoned for commercial uses and has approximately 63,000 square feet of developable area. The Wal-Mart store site can accommodate 31,090 square feet of expansion.

Quesnel Wal-Mart Centre – Quesnel, BC

Quesnel Wal-Mart Centre is a development property that is situated on approximately 8.29 acres at Cariboo Highway and Maple Drive in Quesnel, British Columbia. The site has been zoned for commercial uses and has approximately 89,810 square feet of developable area. A Wal-Mart is currently in operation on lands immediately adjacent to the site.

St. Catharines Fourth Avenue Centre – St. Catharines, ON

St. Catharines Fourth Avenue Centre is a development property that is situated on approximately 11.14 acres at the intersection of Fourth Avenue (north side) and Louth Street in St. Catharines, Ontario. The site has been zoned for commercial uses and has approximately 134,359 square feet of developable area. Directly across Fourth Avenue(on the south side) is Calloway REIT's First Garden Centre. First Garden Centre is a 344,172 square foot development that is anchored by a 127,791 square foot Wal-Mart and has an operating Loblaws, Canadian Tire and RONA on lands adjacent to the centre.

Dunnville Centre – Dunnville, ON

Dunnville Centre is a development property that is situated on approximately15.64 acres at Taylor Road between the intersection of Main Street and Forkes Road in Dunnville, Ontario. The site has approximately 104,323 square feet of developable area. A major anchor has given its approval for the potential purchase of a parcel covering approximately 11.41 acres.

Overview of the Property Portfolio

As at March 31, 2005, Calloway owned 63 commercial properties (the "Calloway Properties") comprising 97.65% retail and 2.35% industrial by gross rental revenue. Calloway's proportionate interest in the Calloway Properties comprise a total of 8,802,151 square feet of gross leasable area.

Upon closing of the Acquisition, the Centres V and the Calloway Properties (collectively, the "Property Portfolio") will consist of properties located in all ten Canadian Provinces. Following completion of the Acquisition, 99% of rental revenue from the Property Portfolio will be derived from retail properties containing an aggregate of 13,514,732 square feet; and approximately 1% of rental revenue will be derived from industrial properties containing an aggregate of 484,493 square feet. The occupancy rate for the Property Portfolio was 98.2% as at April 1, 2005.

The following table summarizes Calloway's proportionate interest in the Property Portfolio (assuming completion of the Acquisition) as at April 1, 2005:

	Retail	Industrial	Total
Number of Properties	84	7	91
Total Leasable Area (square feet) (excluding Undeveloped Lands)	13,514,732	484,493	13,999,225
Occupancy	98.9%	81.5%	98.2%
Average Net Rent in Place	$12.68	$6.43	$12.50

The following table illustrates the year in which the Property Portfolio was completed or substantially renovated (assuming completion of the Acquisition):

Year Built/Renovated	Square Footage	% of total square footage of Property Portfolio
1996 – 2004	13,374,227	95.5%
prior to 1996	624,998	4.5%

The following tables illustrate the top ten tenants for the Property Portfolio (assuming completion of the Acquisition) as at March 31, 2005, relative to the Calloway Properties in terms of their percentage contribution to gross rental revenues:

With Acquisition

Tenant	Gross Revenue $	Percentage of Gross Rental Revenues
Wal-Mart	82,390,728	31.13%
Reitmans	10,428,318	3.94%
Winners / Home Sense	10,255,715	3.87%
Best Buy /Future Shop	9,598,228	3.63%
Mark's Work Wearhouse	8,325,736	3.15%
HBC o/a Home Outfitters, Designer Depot or Zellers	6,739,601	2.55%
Staples (Business Depot)	6,204,066	2.34%
Rona	5,432,821	2.05%
Sobey's/IGA	5,237,346	1.98%
Cara	4,525,333	1.71%

Without Acquisition

Tenant	Gross Revenue	Percentage of Gross Rental Revenues
Wal-Mart	47,876,524	34.21%
Reitmans	6,241,997	4.46%
Winners / Home Sense	5,055,723	3.61%
Mark's Work Wearhouse	4,502,329	3.22%
Best Buy / Future Shop	4,164,735	2.98%
HBC o/a Home Outfitters, Designer Depot or Zellers	4,035,409	2.88%
Staples (Business Depot)	3,629,868	2.59%
Sobey's / IGA	3,464,754	2.48%
Cara	2,901,443	2.07%
Payless Shoesource	1,826,127	1.30%

The following tables summarize the lease maturities for the Property Portfolio (assuming completion of the Acquisition) as at April 1, 2005 relative to the Calloway Properties in terms of their percentage contribution to net rental areas:

With Acquisition

Year	Net Rentable Area (Sq. ft.)	Expiry as % of Net Rentable Area
2005	128,165	0.92%
2006	209,646	1.50%
2007	368,215	2.63%
2008	371,905	2.66%
2009	354,061	2.51%
2010	633,043	4.51%

Without Acquisition

Year	Net Rentable Area (Sq. ft.)	Expiry as % of Net Rentable Area
2005	88,225	1.00%
2006	111,500	1.26%
2007	272,252	3.09%
2008	170,653	1.94%
2009	241,397	2.74%
2010	370,769	4.20%

Year	With Acquisition Net Rentable Area (Sq. ft.)	Expiry as % of Net Rentable Area	Year	Without Acquisition Net Rentable Area (Sq. ft.)	Expiry as % of Net Rentable Area
2011	660,700	4.72%	2011	370,451	4.20%
2012	676,666	4.85%	2012	459,909	5.22%
2013	1,040,288	7.43%	2013	637,897	7.23%
2014	1,147,878	8.21%	2014	695,230	7.88%
2015	465,574	3.36%	2015	193,662	2.20%
2016	306,382	2.19%	2016	206,589	2.34%
2017	468,558	3.35%	2017	183,925	2.09%
2018	370,681	2.65%	2018	104,069	1.18%
2019	1,194,997	8.53%	2019	937,442	10.63%
2020	1,131,929	8.08%	2020	749,131	8.50%
Beyond	4,217,020	30.09%	Beyond	2,764,344	31.52%
Vacant	253,517	1.81%	Vacant	244,706	2.78%
Total	**13,999,225**	**100.00%**	**Total**	**8,802,151**	**100.00%**

The following table summarizes the principal mortgage debt repayments (excluding capital lease obligations, convertible debentures and unsecured debt payable) on Calloway's Portfolio of income producing properties (assuming debt is not renewed on maturity) as at April 1, 2005 on a pro forma basis after giving effect to the Acquisition and other transactions associated with the completion of the Acquisition, including the addition of debt and equity financings required to fund the cash component of the Purchase Price.

Term Facilities	Payments of Principal ($)	Debt Maturing During Year ($)	Total ($)	% of Total	Weighted Average Interest Rate
Term Facilities					
2005	11,862,829	1,200,000	13,062,829	1.07%	5.71%
2006	21,944,669	16,543,971	38,488,640	3.15%	6.61%
2007	22,865,430	7,647,165	30,512,595	2.50%	4.95%
2008	24,101,692	10,910,692	35,012,384	2.86%	5.79%
2009	24,651,312	36,782,210	61,433,522	5.03%	5.69%
2010	25,554,453	26,070,478	51,624,931	4.23%	6.08%
2011	25,811,441	52,934,464	78,745,905	6.45%	6.49%
2012	25,569,977	7,547,585	33,117,562	2.71%	6.03%
2013	24,384,963	94,489,072	118,874,035	9.73%	6.48%
2014	23,581,655	70,653,529	94,235,184	7.71%	5.94%
2015	22,582,184	82,359,375	104,941,559	8.59%	6.07%
2016	22,083,744	51,073,731	73,157,475	5.99%	5.85%
2017	20,920,300	87,016,108	107,936,408	8.83%	5.83%
2018	16,208,570	48,674,537	64,883,107	5.31%	6.07%
2019	13,216,161	64,311,993	77,528,154	6.35%	5.93%
2020	8,769,054	51,171,689	59,940,743	4.91%	5.55%
2021	5,892,691	-	5,892,691	0.48%	5.75%
2022	5,996,124	13,475,277	19,471,401	1.59%	5.74%
2023	3,457,950	34,823,838	38,281,788	3.13%	5.71%
2024	990,293	-	990,293	0.08%	5.97%
2025	574,756	4,007,720	4,582,476	0.38%	6.02%
Development and Revolving Operating Facilities					
2005	-	63,936,558	63,936,558	5.23%	2.87%
2006	-	23,543,849	23,543,849	1.93%	2.04%
2007	-	9,927,050	9,927,050	0.81%	0.00%
2008	-	7,732,314	7,732,314	0.63%	0.00%
2009	-	3,866,157	3,866,157	0.32%	0.00%
TOTAL	351,020,248	870,699,362	1,221,719,610	100.00%	5.64%

Debt (excluding development and revolving facilities) as a percentage of Gross Book Value at Closing	45.81%
Debt (including development and revolving facilities) as a percentage of Gross Book Value at Closing	50.30%
Weighted average interest rate (including development and revolving facilities)	5.64%
Weighted average interest rate (excluding development and revolving facilities)	5.99%

Capital lease obligations relate to an income property which was acquired under the terms of a 35 year lease. A single payment of $39.0 million was made on October 31, 2003 and a payment of $10.0 million is due at the end of the lease to exercise a purchase option. The net present value of the purchase option payment is $463,425, at an inherent interest rate of 9.18%, as at March 31, 2005.

Convertible debentures have a face value of $53,569,000, bear interest at 6%, and are convertible at the holder's option at any time into trust units at $17.00 per unit. They are redeemable at the option of Calloway in cash or units on or after June 28, 2010.

It is assumed that unsecured debt payable amounting to $175 million will be issued to fund a portion of the Purchase Price. It is assumed that the unsecured debt payable will consist of $75 million due in five years and $100 million due in seven years with a weighted average interest rate of 5.05%.

Debt (including mortgages payable, capital lease obligations and unsecured debt payable but excluding convertible debentures) as a percentage of Gross Book Value at Closing will be 57.52%. Debt (including mortgages payable, capital lease obligations, unsecured debt payable and convertible debentures) as a percentage of Gross Book Value at Closing will be 59.65%.

Management of the Centres

Calloway intends to enter into a property management contract with FirstPro with respect to the Centres, which will include customary market terms and conditions, including the following:

(a) leasing fees equal to $3.00 per square foot on new leases entered into with respect to the Centres and $1.00 per square foot for lease renewals (up to $4.00 for new leases and up to $2.00 for renewals if outside leasing agents are used by FirstPro);

(b) property management fees equal to 2.5% of net rental revenues plus the administration fees paid by tenants under relevant leases; and

(c) a term of five years, renewable, at the option of FirstPro, for a further five year term.

Access to Development Projects on the Centres and Development Lands

Calloway will have access to additional retail developments to be undertaken on 24 of the Centres and on the Development Lands. With respect to 11 of the Centres, the Vendors will be granted the right for a period of five years (the "Earn-Out Period") to earn additional proceeds (the "Earn-Out Proceeds") from Calloway on the completion and rental of additional buildings (the "Earn-Out Event") on the undeveloped lands adjacent to those Centres and on the Development Lands. Upon the occurrence of an Earn-Out Event, Calloway will agree to pay the Earn-Out Proceeds to the Vendor as calculated in the manner set out in the Purchase Agreement. The formula used to calculate the Earn-Out Proceeds for any new development uses net rents from the new development divided by the capitalization rate used to derive the portion of the Purchase Price allocated to the associated centre plus 12.5 basis points. An Affiliate of FirstPro will be provided the right, at its option, to subscribe for either Units or Class B Units of Calloway LP in an amount of up to 40% of the Earn-Out Proceeds at a purchase price per Unit or Class B Unit equal to $20.10. Each Class B Unit issued as a result of an Earn-Out Event shall result in the cancellation of one Class C Unit of Calloway LP and the issuance of an additional Special Voting Unit of the Trust. Based on current projected rents and on potential buildable square feet on the 11 Centres, the Earn-Out Proceeds could be up to approximately $211 million and result in the issuance to FirstPro of up to approximately 4.2 million additional Units

or Class B Units of Calloway LP (as well as additional Special Voting Units of the Trust equivalent to the number of Class B Units issued) at $20.10 per Unit or Class B Unit of Calloway LP. Calloway expects that it will raise approximately 60% of any Earn-Out Proceeds by issuing mortgages secured against the property it acquires.

In the event that FirstPro does not elect to subscribe for the full amount of Units or Class B Units of Calloway LP to which it is entitled, Calloway intends to raise such portion of the Earn-Out Proceeds by the issuance of Units pursuant to one or more private placements or public offerings of such additional Units of Calloway, which will be priced at the then current ten day weighted average trading price for Units, subject to at most a 15% discount. The pricing for such private placement or public offering will be determined based on then prevailing market conditions and be subject to the approval of the Toronto Stock Exchange. To the extent that Calloway is able to sell its Units at the relevant time at $20.10 per Unit and that the aggregate Earn-Out Proceeds are $211 million, such private placements or public offerings could result in the issuance of up to 4.2 million additional Units of Calloway.

If an Earn-Out Event does not occur before the expiration of an Earn-Out Period (which may be extended by the Vendors) with respect to a new building, Calloway will not be required to pay any Earn-Out Proceeds in connection with such new building and will be required to repay only 85% of the proceeds it borrowed from the Vendors in relation to the acquisition and development of the Centres attributable to such new building (including the amount owing under the Mortgage, construction financing advances (if any) and interest thereon, all relative to the relevant Undeveloped Land).

With respect to a number of the Centres and the Development Lands, Calloway will conduct the development process. Calloway intends to hire externally as well as offer employment to a number of employees of FirstPro to implement and manage the development process connected with these 13 Centres and the Development Lands. FirstPro will be provided the right, at its option, to subscribe for additional Units or Class B Units of Calloway LP at a purchase price per Unit or Class B Unit equal to $20.10 on the completion of any development of the 13 Centres or the Development Lands (a "Development Event") for an aggregate amount of up to 40% of the value of such development ("Development Proceeds") where value will be determined in a manner similar to the determination of Earn-Out Proceeds. Each Class B Unit issued as a result of a Development Event shall result in the cancellation of one Class C Unit and the issuance of an additional Special Voting Unit. Based on current projected rents and on potential buildable square feet on the 13 Centres and the Development Lands, the Development Proceeds could equal approximately $342 million and result in the issuance of up to 6.8 million additional Units or Class B Units and additional Special Voting Units of the Trust equivalent to the number of Class B Units issued, to FirstPro to the extent that Calloway issues same at $20.10 per Unit pursuant to the contemplated equity offering. Calloway expects it will raise approximately 60% of any Development Proceeds by issuing mortgages secured against the property on which it has completed a development.

In the event that FirstPro does not elect to take any portion of the Development Proceeds in Units or Class B Units, Calloway intends to raise such portion of the Development Proceeds by the issuance of Units pursuant to one or more private placements or public offerings of such additional Units of Calloway, which will be priced at the then current ten day weighted average trading price for Units, subject to at most a 15% discount. The pricing for such private placement or public offering will be determined based on then prevailing market conditions and be subject to the approval of the Toronto Stock Exchange. To the extent that Calloway is able to sell its Units at the relevant time at $20.10 per Unit and that the aggregate Development Proceeds are $342 million, such private placements or public offerings could result in the issuance of up to 6.8 million additional Units of Calloway.

Calloway and Calloway LP will issue a maximum of 11 million additional Units and Class B Units and the Trust will issue a maximum of 8.5 additional Special Voting Units to FirstPro in completing the acquisitions flowing from Earn-Out Events and refinancing properties following Development Events. The precise number of additional Class B Units and Special Voting Units issued will be determined by the applicable trading price of Units (in the event that FirstPro does not elect to subscribe for the full number of the Earn-Out Proceeds or Development Proceeds in Class B Units to which it is entitled) and by the actual amount of the Earn-Out Proceeds or Development Proceeds which will be based on the actual net rents that FirstPro and Calloway are able to achieve in the development of the undeveloped land adjacent to the Centres and Development Lands.

Financial Results for the Centres V

The audited Schedules of Combined Net Operations for the Centres V for the years ended December 31, 2004 and 2003 are summarized in the table below[(1)]:

	Year ended December 31, 2004 (000s)	Year ended December 31, 2003 (000s)
Rental revenue from income properties	$ 92,544	$ 67,935
Expenses		
Property operating costs	29,442	21,846
Amortization of deferred expenses	7,173	5,581
	36,615	27,427
Net operations	$ 55,929	$ 40,508

Note:

(1) See the audited Schedules of Combined Net Operations for the Centres V Phase I, Centres V Phase II and Centres V Phase III for the years ended December 31, 2004 and 2003 included in Schedule B to this Management Information Circular. These Schedules of Combined Net Operations exclude any net operations related to the Development Lands.

Calloway Pro Forma Consolidated Financial Statements

Calloway's unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2005 and its unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2005 and for the year ended December 31, 2004 assuming the acquisition of the Centres V by Calloway are summarized below[(1)]:

Pro Forma Consolidated Balance Sheet

	Pro Forma March 31, 2005 (000's)
Assets	
Real estate assets	
Income properties	$ 2,181,308
Properties under development	114,857
Mortgages and loans receivable	47,914
Deferred leasing costs	468
Assets held for sale	9,173
	2,353,720
Deferred financing costs	8,396
Prepaid expenses and deposits	3,034
Accounts receivable	9,172
Cash and cash equivalents	25,850
	$ 2,400,172
Liabilities	
Mortgages payable	$ 1,216,447
Mortgages payable related to assets held for sale	5,273
Capital lease obligations	463
Convertible debentures	51,612
Unsecured debt payable	175,000
Accounts payable and accrued liabilities	29,963
	1,478,758
Unitholders' Equity	921,414
	$ 2,400,172

Pro Forma Consolidated Statement of Income
($000's except per unit amounts)

		Pro Forma 3 months ended March 31, 2005		Pro Forma year ended December 31, 2004
Revenues				
Rental from income properties	$	62,302	$	221,100
Interest		1,119		2,355
		63,421		223,455
Expenses				
Property operating costs		20,809		69,087
Interest – mortgages and other		18,744		72,818
Interest - debentures		854		3,447
Amortization of income properties				
- tangible components		11,588		44,741
- intangible components		9,760		27,940
General and administrative		606		1,919
Amortization of deferred financing costs		140		741
Amortization of deferred leasing costs		162		481
		62,663		221,174
Income from continuing operations		758		2,281
Discounted operations		12,187		2,024
Net income	$	12,945	$	4,305
Net income per unit				
Basic				
Continuing operations	$	0.013	$	0.039
Discounted operations		0.201		0.034
Net income		0.214		0.073
Diluted				
Continuing operations		0.013		0.038
Discounted operations		0.201		0.034
Net income	$	0.214	$	0.072

Note:

(1) See the unaudited pro forma consolidated financial statements assuming the completion of the acquisition of the Centres V included in Schedule B to this Management Information Circular.

FOURTH AMENDED AND RESTATED DECLARATION OF TRUST

Calloway is a closed-ended mutual fund trust governed by the laws of the Province of Alberta and created pursuant to a Declaration of Trust dated December 4, 2001, as amended and restated as of October 24, 2002, as further amended and restated as of October 31, 2003, and as further amended and restated as of February 16, 2004 (the "Third Amended and Restated Declaration of Trust"). Subject to regulatory approval, the Trustees propose to adopt a further amended and restated Declaration of Trust (referred to in this section as the "Fourth Amended and Restated Declaration of Trust"). The amendments to the Third Amended and Restated Declaration of Trust that are proposed include changing the Trust from a closed-end mutual fund trust to an open-end mutual fund trust, adding a provision for the issuance of special voting units to FirstPro and adding a provision such that FirstPro will have a right to obtain additional special voting units to maintain its votes at meetings of the Unitholders of Calloway at particular levels.

The primary reason for approving the reorganization is that it is a condition precedent to the completion of the Acquisition. Another benefit that the Trustees believe could be derived from this change is that it will provide Calloway with greater flexibility to more actively pursue value enhancing opportunities and acquisitions in businesses related to Calloway's operations if the Trustees determine this appropriate. The conversion to "open-end"

status would substantially reduce the investment restrictions applicable under the *Income Tax Act* (Canada) (the "Act") and under Calloway's Declaration of Trust and therefore permit greater flexibility in the types of investments to be made by Calloway in the future. The conversion would also be consistent with recent trends in the industry as currently at least eight other Canadian publicly-traded real estate investment trusts are structured as open-end trusts, including the majority of the real estate investment trusts established over the last several years.

Background

Calloway is a "closed-end" investment trust formed under the laws of Alberta. Calloway currently qualifies, and must in the future continue to qualify, as a "unit trust" and as a "mutual fund trust" as those terms are defined in the Tax Act. This means that Calloway must restrict its activities to the making of passive investments (such as the ownership of Canadian real property) and must satisfy at least one of the following two conditions:

(a) (i) at least 80% of Calloway's assets must consist of shares, cash or bonds, debentures, mortgages, notes or other similar obligations, marketable securities or Canadian real estate; (ii) not less than 95% of its income (computed without regard to any distributions) for the year must be derived from, or from the disposition of, investments described in (i); and (iii) not more than 10% of Calloway's assets may consist of shares, bonds or securities of any one corporation or debtor; or

(b) Unitholders must possess a right of redemption with respect to their Units, meaning that Unitholders must be entitled to require Calloway to accept, on demand, the surrender of Units at prices determined and payable in accordance with conditions attached to the Units.

Through its ownership of Canadian real estate, Calloway qualifies as a "mutual fund trust" and a "unit trust" by satisfying condition (a). However, Calloway does not satisfy condition (b) as Calloway does not currently provide a right of redemption to Unitholders. If the conversion to open end status is approved by Unitholders and proceeded with, Calloway would qualify as a "mutual fund trust" and a "unit trust" by satisfying condition (b) by providing a right of redemption to Unitholders and would no longer be subject to the restrictions on the nature of its assets and income set out in condition (a).

In order to complete the Acquisition in accordance with the proposed terms, Calloway must amend its Declaration of Trust to be in compliance with condition (b) instead of condition (a).

In addition, Calloway's ability to effectively compete in the commercial real estate industry with other fully integrated real estate companies and ultimately to maintain and increase Unitholder value and distributions, is dependent in part on its ability to effectively pursue investing in opportunities in value enhancing businesses related to real property ownership. The conversion to open-end status would allow Calloway to expand its investments in these and other related areas without being constrained by the asset and income limits described in (a) above.

The conversion requires certain amendments to Calloway's Declaration of Trust described below.

Right of Redemption

The conversion to open-end status would necessitate an amendment to the Declaration of Trust to grant a right of redemption to Unitholders with respect to their Units. This will allow a Unitholder to require Calloway at any time on demand to redeem his or her Units. Upon such redemption, all of such Unitholder's rights to and under the Units tendered would be surrendered, and the Unitholder would be entitled to receive a price per Unit as determined by a market price formula, subject to a proposed monthly aggregate cash cap for all Trust Units tendered in such month of $50,000. The redemption price payable by Calloway would be satisfied by way of a cash payment or, in certain circumstances, including where such payment would cause the monthly cash cap to be exceeded, by way of an in specie distribution (that is, a proportionate distribution of unsecured subordinated promissory notes of subsidiaries of Calloway or of Calloway). As with most other open-end trusts, it is anticipated that trading on the Toronto Stock Exchange and not the right of redemption would continue to be the primary mechanism for Unitholders to dispose of their Units. Any securities or other property of Calloway that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for such

securities or other property. Any securities so distributed may be subject to resale restrictions under applicable securities laws. For more detailed information regarding the right of redemption and the terms of the promissory notes, see the specific amendments to the Declaration of Trust described below.

Income Tax Considerations

Future investments or acquisitions permitted by the conversion to "open-end" status may result in dividend, interest or other forms of payments to Calloway and, in turn, distributions to Unitholders that may be wholly or in part taxable. In approving any future investment or acquisition, the Trustees would be required to consider the impact that such investments or acquisitions would have on anticipated after-tax distributions to Unitholders.

A redemption of Units in consideration for cash or other assets of Calloway, as the case may be, will be a disposition of such Units for proceeds of disposition equal to such cash or the value of such other assets, as the case may be. Unitholders exercising the right of redemption will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Units so remitted for retraction. The receipt of securities or other property of Calloway in specie in substitution for Units may result in a change in the income tax characterization of distributions.

Calloway obtained an Advance Income Tax Ruling from Canada Revenue Agency ("CRA") with respect to Calloway's proposed conversion to open end status. CRA confirmed that the addition of the proposed redemption features and the creation of the Special Voting Units will not, in and of themselves, result in a disposition by existing Unitholders of their Units or result in a disposition by Calloway of its property or in a resettlement of Calloway.

Details of Amendments

Additional amendments to the Third Amended and Restated Declaration of Trust that are proposed include adding a provision for the issuance of special voting units to FirstPro and adding a provision such that FirstPro will have a right to obtain additional special voting units to maintain its votes at meetings of the Unitholders of Calloway at particular levels. A complete listing of the proposed amendments is as follows:

It is proposed that Article 1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust by changing the definition of "Distributable Income" to read as follows:

> 1.1.10 "**Distributable Income**" means, for any period, the consolidated net income of the Trust determined in accordance with Canadian generally accepted accounting principles, adjusted for: adding back decreases in rental from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of buildings, amortization of tenant improvements, amortization of in place lease values, amortization of the differential between original and above market rents, amortization of customer relationship values, amortization of debenture liability accretion expense, losses on disposition of assets, and amortization of any net discount on long term debt assumed from vendors of properties at rates of interest less than fair value; deducting increase in rentals from income properties from step leases on a straight line basis over the remaining life of the lease, amortization of the differential between original and below market rents, gains on dispositions of assets and amortization of any net premium on long-term debt assumed from vendors of properties at rates of interest greater than fair value and to reflect any other adjustments determined by the Trustees in their discretion. Distributable Income may be estimated whenever the actual amount has not been fully determined, which estimates shall be adjusted as of the first Distribution Date by which the amount of such Distributable Income has been fully determined;

It is proposed that section 1.1.15 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to delete the following definition in its entirety:

1.1.15 **"Independent Trustee"** means a Trustee who is "unrelated" (as defined in the Toronto Stock Exchange Company Manual on corporate governance) to the Trust or any subsidiary thereof

It is proposed that Article 1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to add the following definitions:

1.1.12 "**Exchangeable Securities**" means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Units without the payment of additional consideration therefore;

1.1.22 "**Non-Resident**" means any person that is neither a Resident Canadian nor a Canadian partnership for the purposes of the *Income Tax Act* (Canada);

1.1.30 "**Special Unitholder**" means the holder of Special Voting Units;

1.1.31 "**Special Voting Unit**" means the non-participating, voting unit of the Trust, other than a Unit, that are more particularly described in section 6.1.3 that has been authorized and issued hereunder;

It is proposed that Article 1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust by changing the definition of "Gross Book Value" to read as follows:

1.1.13 **"Gross Book Value"** means, at any time, the consolidated book value of the assets of the Trust, as shown on its then most recent consolidated balance sheet, plus the amount of accumulated amortization for buildings, tenant improvements, equipment, in place lease values, below and above market leases, and tenant relationship values shown thereon.

It is proposed that Article 1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust by changing the definition of "Real Property" to read as follows:

1.1.26 "**Real Property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise), any interests in any of the foregoing and securities of corporations, trusts, limited partnerships or other legal entities whose sole or principal purpose and activity is to invest in, hold and deal in real property;

It is proposed that Article 1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust by changing the definition of "Unit" to read as follows:

1.1.37 "**Unit**" means a participating unit interest in the Trust more particularly described in section 6.1.2 below issued from time to time in accordance with the provisions hereof and includes a fraction of a participating unit of the Trust;

It is proposed that the first sentence of section 2.7 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

2.7 The trust is an unincorporated open-end mutual fund trust.

It is proposed that section 2.9 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

2.9 The control and administration of the Trust Property and the right to conduct the affairs of the Trust are vested exclusively in the Trustees and the Unitholders and Special Unitholders shall have no rights therein other than the rights specifically set forth in this Declaration of Trust and they shall have no right to compel any partition, division, dividend or distribution of the Trust Property or any of the other assets of the Trust, except as specifically provided herein. The Units and Special Voting Units shall be movable property and shall confer upon the holders thereto only the interest and rights specifically set forth in this Declaration of Trust.

It is proposed that section 3.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

3.1 There shall be no fewer than seven (7) nor more than twelve (12) Trustees. Subject to Section 3.11, the number of Trustees may be increased or decreased within such limits from time to time by the Trustees or the Unitholders, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third of the number of Trustees in office immediately following the last annual meeting of Unitholders.

It is proposed that section 3.4 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to delete the following section 3.4 in its entirety:

3.4 Independent Trustees

A majority of the Trustees or of any committee of the Trustees must be Independent Trustees provided, however, that if at any time a majority of the Trustees are not Independent Trustees because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any Trustee who was an Independent Trustee, this requirement shall not be applicable for a period of 60 days thereafter, during which the remaining Trustees shall appoint a sufficient number of Independent Trustees to comply with this requirement.

It is proposed that the first line of section 3.5 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to add the following:

3.5 Subject to sections 3.1, ...

It is proposed that section 3.10 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

3.10 The Trust may have a Chairman, a President, one or more Vice-Presidents and a Secretary and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee. The Chairman, if not a Trustee, shall be entitled to receive notice of and attend all meetings of the Trustees but, unless he is a Trustee, shall not be entitled to vote at any such meeting. Officers of the Trust shall be appointed and discharged and their remuneration determined by the Trustees provided that the President shall be appointed on an annual basis and with the consent of not less than 75% of the Trustees.

It is proposed that section 3.11 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

3.11 For so long as Mitchell Goldhar, companies controlled by Mitchell Golhar or Affiliates of such companies (collectively referred to herein as "FirstPro") is the registered and

> beneficial owner of in excess of 5% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust. it shall be entitled to appoint one trustee to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to eight; for so long as FirstPro is the registered and beneficial owner of in excess of 15% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of two trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of eight; and for so long as FirstPro is the registered and beneficial owner of in excess of 25% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of three trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of nine.

It is proposed that section 4.2.9 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 4.2.9 To possess and exercise all the rights, powers and privileges appertaining to the ownership of, or interest in, all or any mortgages or securities, issued or created by any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

It is proposed that section 4.2.11 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 4.2.11 To collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

It is proposed that section 4.2.16 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 4.2.16 To prepare, sign and file or cause to be prepared, signed and filed any prospectus, information circular, offering memorandum or similar document, and any amendment thereto, relating to or resulting from an offering of the Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto and any fees related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders or holders of Exchangeable Securities, immediately prior to such offering;

It is proposed that section 4.6 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 4.6 All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust. including, without limiting the generality of the foregoing. whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan.

registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or such other fund or plan registered under the *Income Tax Act* (Canada), upon plan beneficiaries and plan holders past, present and future) and Special Unitholders and Units and Special Voting Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

It is proposed that section 4.7.10 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

4.7.10 Subject to subsections 4.7.8 and 4.7.9, where a Trustee or an officer of the Trust fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and/or directing that such person account to the Trust for any profit or gain realized.

It is proposed that section 5.1.4 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.1.4 except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, the Trust may not hold securities other than securities of a trust or limited partnership formed for the purpose of holding Real Property, securities of a joint venture entity or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular Real Property or real properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in this Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

It is proposed that section 5.1.5 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.1.5 except as otherwise prohibited in this Declaration of Trust, the Trust may invest in interests (including fee ownership and leasehold interests) in income-producing Real Property in Canada and the United States that is capital property of the Trust;

It is proposed that section 5.1.6 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.1.6 the Trust shall not acquire any single investment in real property (whether directly or indirectly through its interest in a trust or limited partnership) if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

It is proposed that section 5.1.9 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.1.9 the Trust shall not acquire interests in general partnerships or limited partnerships provided that the Trust may invest in a general partnership or limited partnership if:

5.1.9.1 the general partnership or limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, developing, leasing or managing a particular Real Property or Real Properties or interest therein.

5.1.9.2 the Trust's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof;

5.1.9.3 the Trust has a right of first offer or right of first refusal to buy the interests of the other partners; and

5.1.9.4 the Trust has received a legal opinion to the effect that the investment (a) would not result in the Trust or any registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan being liable, under the Income Tax Act, to pay tax imposed as a result of holdings by the Trust of foreign property as defined in the Income Tax Act, (b) would not disqualify the Trust as a "mutual fund trust" within the meaning of the Tax Act, and (c) would not result in the Trust losing any status under the Income Tax Act that is otherwise beneficial to the Trust and its Unitholders,

provided that, notwithstanding the foregoing, the Trust may from time to time enter into any limited partnership arrangement which does not comply with any of subparagraphs 5.1.9.2 or 5.1.9.3 above if the Trustees determine that the investment is desirable for the Trust and otherwise complies with sections 5.1 and 5.2;

It is proposed that section 5.1.10 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.1.10 subject to Section 5.1.2, the Trust shall not invest directly in raw land for development except for properties adjacent to existing properties of the Trust for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

It is proposed that section 5.2.4 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.4 the limitation contained in subsection 5.2.3 shall not apply to the renewal or extension of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed (or an indemnity has been given) by:

It is proposed that section 5.2.5 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.5 except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the Trust as permitted under subsection 5.1.10, the Trust shall not engage directly in construction or development of property except as necessary to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes;

It is proposed that the initial paragraph of section 5.2.8 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.8 the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). For the purposes of this subsection, the term "indebtedness" means (without duplication and excluding "non-controlling interests") on a consolidated basis:

It is proposed that section 5.2.9 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.9 the Trust shall not incur debt aggregating more than 20% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) at floating interest rates or having a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

It is proposed that section 5.2.10 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.10 the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except:

5.2.10.1 indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly-owned by the Trust or jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1, and, where such mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

5.2.10.2 indebtedness assumed or incurred under a mortgage by a general partnership or limited partnership in which the Trust has an interest in accordance with section 5.1.9 or by a corporation or other entity owned by such general partnership or limited partnership or by a corporation or other entity wholly-owned by a joint venturer and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1,and, where such mortgage is granted by an entity wholly owned by a joint venture entity and an entity wholly owned by the Trust, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

It is proposed that section 5.2.11 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

5.2.11 The Trust shall not be obliged to obtain independent appraisals of properties it acquires but shall obtain an independent appraisal of any property that it acquires as is determined at the discretion of the Investment Committee.

It is proposed that section 6.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.1 Units

6.1.1 The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder and Special Unitholder shall be determined by the number of Units and/or Special Voting Units registered in the name of the Unitholder or Special Unitholder.

6.1.2 Each Unit represents an equal undivided interest in the Trust. All Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

6.1.3 No Special Voting Unit shall be entitled to any interest or share in the distributions or net assets of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee. A Special Voting Unit shall be issued in conjunction with Exchangeable Securities issued and shall be automatically cancelled on the issuance of Units on exercise, conversion or cancellation of Exchangeable Securities. Subject to Section 8.6.3, each Special Voting Unit shall entitle the Special Unitholder of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Units into which the Exchangeable Securities to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged, converted or cancelled). For greater certainty, holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any legal or beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

6.1.4 Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Units, the Trust shall enter into such agreements, including voting and exchange trust agreements and Exchangeable Security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Units;

6.1.5 If in any given 365 day period in the five year period from July 1, 2005 , the average weighted aggregate number of Special Voting Units plus Units held or controlled by the FirstPro is equal to or greater than 15,000,000, then so long as Mr. Mitchell Goldhar remains a Trustee and FirstPro directly or indirectly beneficially own or control less than 25% of the voting rights attached to all voting securities of the Trust, the Trust shall issue such number of additional Special Voting Units (the "**Additional Special Voting Units**") which will entitle

the FirstPro to cast 25% of the votes attached at a meeting of the holders of Units and Special Voting Units. FirstPro's entitlement under this clause shall extend for an additional five year period should FirstPro sell in aggregate at least $800,000,000 of freehold assets (including freehold interests in assets sold under development arrangements) to the Trust or its affiliates during the initial 5 year period, provided that number of Units and Special Voting Units held or controlled by FirstPro shall be increased to the lesser of 20,000,000 or 20% of the aggregate issued and outstanding Units plus Special Voting Units and provided that Mr. Mitchell Goldhar remains a Trustee.

It is proposed that section 6.2 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.2 Each Unit shall represent an equal undivided interest in the Trust with all other outstanding Units, all Units outstanding from time to time shall participate equally and rateably in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities and no Unit shall have any preference or priority over any other. Special Voting Units shall have no legal or beneficial interest in the distributions or assets of the Trust.

It is proposed that the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust by the addition of section 6.3.2 which will read as follows:

6.3.2 Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities or pursuant to the operation of Section 6.1.5 above.

It is proposed that section 6.6 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.6 The titles to the assets of the Trust and the right to conduct the affairs of the Trust are vested exclusively in the Trustees, subject to the provisions of this Declaration of Trust, and the Unitholders and Special Unitholder shall have no interest therein other than the interest in the Trust conferred by their Units or Special Voting Units issued hereunder as described in section 2.7. No Unitholder or Special Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

It is proposed that section 6.7 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.7 The Trustees may allot and issue Units and Special Voting Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine excepting only that Special Voting Units shall only be issued in connection with the issuance of Exchangeable Securities. In the event that Units or Special Voting Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units or Special Voting Units shall express the fair equivalent in money of the other consideration received.

It is proposed that section 6.8 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.8 The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units (including Exchangeable Securities) which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees

may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder. Upon the approval by the Trustees of any Unit option plan for trustees, officers and/or employees of the Trust, the Trustees may grant options upon the terms and subject to the conditions set forth in such plan.

It is proposed that section 6.10 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.10 Subject to section 6.11, the Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall use all reasonable efforts to obtain and maintain a listing for the Units on one or more stock exchanges in Canada. Special Voting Units and Exchangeable Securities shall be non-transferable without the consent of the Trust and shall not be listed on any exchange.

It is proposed that section 6.11 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.11 Limitation of Ownership by Non-Residents

6.11.1 At no time may Non-Residents be the beneficial owners of more than 40% of the Units, on a basic or fully-diluted basis (and for greater certainty, including Units into which Exchangeable Securities may be converted or exchanged), and the Trustees shall inform the Transfer Agent of this restriction. The Trustees may require a registered holder of Units and Special Voting Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Units registered in such Unitholder's name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is a Non-Resident). If the Trustees become aware, as a result of acquiring such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-Resident and does not hold such Units for the benefit of Non-Residents. If, notwithstanding the foregoing, the Trustees determine that more than 40% of the Units (on a basic or fully-diluted basis, including Units into which Exchangeable Securities may be converted or exchanged) are held by Non-Residents, the Trustees may send a notice to such Non-Resident holders of the Units or Exchangeable Securities, as the case may be, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or Exchangeable Securities or a portion thereof within a specified period of not more than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or Exchangeable Securities or provided the Trustees with satisfactory evidence that they are not Non-Residents within such period, the Trustees may on behalf of such Unitholders sell such Units or Exchangeable Securities and, in the interim, shall suspend the voting and distribution rights attached to such Units or Exchangeable Securities (other than the right to receive the net proceeds from the sale). Upon such sale or conversion, the affected holders shall cease to be holders of the relevant Units or Exchangeable Securities and their rights shall be

limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such securities. The Trust may direct the Transfer Agent to do any of the foregoing.

6.11.2 No liability shall accrue to the Trust or the Trustees if the Units of a Non-Resident Unitholder are sold at a loss to such Unitholder. Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this Section 6.11 by virtue of the powers conferred on them hereby. The Trustees shall use reasonable commercial efforts to actively monitor the ownership of Units by Non-Residents. It is acknowledged that the Trustees cannot definitively monitor the ownership of Units by Non-Residents if the Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

6.11.3 In order to ensure the Trust's continued compliance with proposed amendments to subsection 132(7) of the *Income Tax Act* or any legislative amendments to subsection 132(7) of the *Income Tax Act* as finally enacted, the Trustees may, at any time and in their sole discretion, amend the Declaration of Trust in any manner including that the Trustees may proceed to reclassify the outstanding Units into two separate classes of Units, namely, Class A Units and Class B Units. The Class A and Class B Units would carry the same rights to vote, obtain distributions and participate in the Trust Property upon the wind-up or dissolution of the Trust. However, ownership of the Class B Units would be restricted to Resident Canadians while Class A Units would not be subject to any restriction on ownership. If the Trustees were to proceed with this amendment, the Declaration of Trust would also be amended to provide that the number of outstanding Class B Units must at all times exceed 150% of the number of outstanding Class A Units. The proposed terms of the Class A and Class B Units, if and when adopted, would be substantially as follows:

Class A Trust Units

(i) are not subject to any residency restriction;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder at any time for Class B Units provided that the holder is a Canadian Resident and provides a suitable residency declaration;

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class B Units (will not vote separately as a class); and

(v) will be subject to a restriction on the number of Units to be issued such that the total number of issued and outstanding Class A Units will not exceed 66⅔% of the number of issued and outstanding Class B Units.

Class B Trust Units

(i) may not be held by Non-Residents;

(ii) will trade on the principal exchange on which the Units are traded immediately prior to reclassification into Class A Units and Class B Units;

(iii) may be exchanged by a holder for Class A Units, provided that the number of outstanding Class A Units, after the exchange, does not exceed 66⅔% of the number of outstanding Class B Units; and

(iv) will have identical rights to voting, distributions and Trust Property on a wind-up to the Class A Units (will not vote separately as a class).

It is proposed that section 6.12 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.12 Each Unitholder and Special Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units or Special Voting Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units. A single certificate shall be issued for the Special Voting Units as directed by FirstPro.

It is proposed that section 6.15 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.15 The form of certificate representing Units (sometimes called the "Unit Certificates") shall be in such form as is from time to time authorized by the Trustees. The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine, and the Unit Certificate issued in respect of the Initial Contribution (and any Unit Certificate issued to a transferee of such Unit) may be typewritten. The form of certificate representing Special Voting Units shall be in a form authorized by the Trustees.

It is proposed that section 6.18 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.18 Units shall be for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by the Unitholder by endorsement and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor. Special Voting Units shall be non-transferable (except to an affiliate of FirstPro) without the consent of the Trust and the Toronto Stock Exchange.

It is proposed that section 6.19 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.19 Any person becoming entitled to any Units or Special Voting Units, as the case may be, as a consequence of the death, bankruptcy or incapacity of any Unitholder or otherwise by

> operation of law shall be recorded in the Register as the holder of such Units or Special Voting Units and shall receive a new certificate therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or a transfer agent or registrar of the Trust, but until such record is made, the Unitholder or Special Unitholder of record shall continue to be and be deemed to be the holder of such Units or Special Voting Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incapacity or other event.

It is proposed that section 6.21 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 6.21 None of the Trustees, officers of the Trust, Unitholders, Special Unitholders or any transfer agent, registrar or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit, Special Voting Unit or other security of the Trust was or would be wrongful or that a particular adverse person is the owner of or has an interest in the Unit, Special Voting Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or of any charge, pledge or equity to which any of the Units, Special Voting Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units, Special Voting Units or other securities or interest therein by any such Unitholder, Special Unitholder or holder of such security or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder or Special Unitholder of such security.

It is proposed that section 6.22 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 6.22 In the event that any certificate for Units or Special Voting Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units or Special Voting Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they from time to time impose) any registrar, transfer agent, trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

It is proposed that section 6.23 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

> 6.23 The death of a Unitholder or Special Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder or Special Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders, Special Unitholders or the Trustees,

officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder to demand and receive, pursuant to the provisions of section 6.19, a new certificate for Units in place of the certificate held by the deceased Unitholder or Special Unitholder, and upon the acceptance thereof such personal representatives or the heirs of the estate or succession of the deceased Unitholder or Special Unitholder shall succeed to all rights of the deceased Unitholder or Special Unitholder under this Declaration of Trust.

It is proposed that section 6.27.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.27.1 If within 120 days after the date of a Take-over Bid the bid is accepted by the holders of not less than 90% of the aggregate of the Units and Special Voting Units, other than Units held at the date of the Take-over Bid by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, the Offeror is entitled, on complying with this section, to acquire the Units held by the Dissenting Offerees.

It is proposed that section 6.27.2.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.27.2.1 the Offerees holding more than 90% of the Units and Special Voting Units to which the bid relates accepted the Take-over Bid;

It is proposed that section 6.27.6 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

6.27.6 The Trust is deemed to hold in trust for the Dissenting Offeree the money or other consideration it receives under subsection 6.27.5, and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereto), and shall place the other consideration in the custody of a bank or such other body corporate.

It is proposed that the Third Amended and Restated Declaration of Trust shall be revised and amended by adding a redemption feature as Article 7 in the Fourth Amended and Restated Declaration of Trust which will read as follows:

ARTICLE 7
REDEMPTION OF UNITS

7.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

7.2 Exercise of Redemption Right

7.2.1 To exercise a Unitholder's right to require redemption under this Article 7, a duly completed and properly executed notice requiring the Trust to redeem Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust.

7.2.2 Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for

redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has received the notice and other required documents or evidence as aforesaid.

7.3 **Cash Redemption**

7.3.1 Upon receipt by the Trust of the notice to redeem Units in accordance with Section 7.2 the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Redemption Price") equal to the lesser of:

7.3.1.1 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period ending on the date on which the Units were surrendered to the Trust for redemption; and

7.3.1.2 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the date on which the Units were surrendered to the Trust for redemption.

For the purposes hereof, "market price" shall be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the weighted average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. For the purposes of Section 7.3.1.2, the "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the weighted average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; and the weighted average of the last bid and last ask prices if there was no trading on the date. During the period of time, if any, after the date on which the Units were surrendered to the Trust for redemption, that the Units issued are subject to payment of an instalment of the issue price and are represented by instalment receipts, unless a market for trading in the Units (other than those so represented by instalment receipts) develops which the Trustees consider fairly reflects the market value of the Units, the "market price" for purposes of Section 7.3.1.1 and the "closing market price" for purposes of Section 7.3.1.2 shall equal the aggregate of the "market price" or "closing market price" for such instalment receipts (calculated as aforesaid as if the instalment receipts were Units) plus the amount of the unpaid instalment of the issue price per Unit.

7.3.2 Subject to Sections 7.4 and 7.5, the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of Trust Units redeemed.

7.4 No Cash Redemption in Certain Circumstances

Section 7.3.2 shall not be applicable to Units tendered for redemption by a Unitholder, if:

7.4.1 the total amount payable by the Trust pursuant to Section 7.3 in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 ("Monthly Limit"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month. In the absence of such a waiver, Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 7.3.2 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 7.3.2 and, subject to any applicable regulatory approvals, in accordance with Section 7.5 on a pro rata basis;

7.4.2 at the time the Units are tendered for redemption, the outstanding Units (or, as applicable, instalment receipts) are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units (or, as applicable, instalment receipts); or

7.4.3 the normal trading of the outstanding Units (or, as applicable, instalment receipts) is suspended or halted on any stock exchange on which the Units (or, as applicable, instalment receipts) are listed for trading or, if not so listed, on any market on which the Units (or, as applicable, instalment receipts) are quoted for trading, on the date that such Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Units tendered for redemption were tendered to the Trust for redemption.

7.5 Alternate Redemption

If, pursuant to Section 7.4, Section 7.3.2 is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 7.3 to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution to such Unitholder of unsecured promissory notes with interest at a market rate to be determined by the Trustees, payable monthly, issued by the Trust (the "Notes"), each in the principal amount of $1, on the basis of such number of Notes for such Units tendered for redemption equal to the product of (i) number of Units tendered for redemption multiplied by (ii) the Redemption Price per Unit specified in Section 7.3, which product will then be divided by $1 on the date the Units were tendered for redemption. The Redemption Price payable

pursuant to this Section 7.5 in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Units were tendered for redemption. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed. No fractional Notes in a principal amount less than $1 will be distributed and where the number of Notes to be received by the former Unitholder includes a fraction or a principal amount less than a multiple of $1, such number shall be rounded to the next lowest number or multiple of $1, as the case may be.

7.6 **Cancellation of all Redeemed Units**

All Units which are redeemed under this Article 7 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

7.7 **Subordination**

Following any in specie redemption pursuant to the operation of Section 7.5, holders of Notes will be required to acknowledge that they are subject to any applicable subordination agreements as may be determined by the Trustees prior to delivery of such Notes to the Unitholder.

It is proposed that the second sentence of section 7.2 of the Third Amended and Restated Declaration of Trust be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 8.2) to read as follows:

Unitholders and Special Unitholders holding in the aggregate not less than 10% of the outstanding Units and Special Voting Units of the Trust may requisition the Trustees to call a special meeting of the Unitholders for the purposes stated in the requisition.

It is proposed that the first sentence of the second paragraph of section 7.2 of the Third Amended and Restated Declaration of Trust be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 8.2) to read as follows:

Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of sections 8.3 and 8.7 and the Trustees' Regulations, *mutatis mutandis*.

It is proposed that section 7.5 of the Third Amended and Restated Declaration of Trust be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 8.5) to read as follows:

8.5 Holders of Units and/or Special Voting Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Subject to the provisions of Section 8.6, each Unit and Special Voting Unit shall be entitled to one vote at all meetings of the Unitholders, provided that notwithstanding the foregoing or anything else herein contained, any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The chairman of any such meeting shall not have a second or casting vote.

It is proposed that section 7.6.3 of the Third Amended and Restated Declaration of Trust be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 8.6.3) to read as follows:

8.6.3 any amendment to the Declaration of Trust (except as provided in section 5.5 or section 13.1, provided that Special Unitholders shall not be entitled to vote the Special Voting Units on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Units or Special Voting Units and further provided that the Unitholders shall not be entitled to vote on any amendment which directly or indirectly adds, removes or changes any of the rights, privileges, restrictions and conditions in respect of the Special Units without the consent of the Special Unitholder);

It is proposed that paragraph 1 of section 8.8 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust to read as follows:

8.8 Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or Special Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. A proxy need not be a Unitholder or Special Unitholder. The Trustees may solicit such proxies from the Unitholders, Special Unitholders or any of them in any matter requiring or permitting the Unitholders' vote, approval or consent.

It is proposed that section 9.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 10.1) to read as follows:

10.1 The Trustees may appoint from among their number one or more committees of Trustees and may, subject to applicable law and to any provision hereof to the contrary, delegate to such committee or committees any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. The Trustees may grant or delegate such authority to a property manager as the Trustees may, subject to applicable law, in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. Subject to section 10.4, the Trustees shall have the power to determine the term and compensation of a property manager or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

It is proposed that section 9.2 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 10.2) to read as follows:

10.2 The Trustees shall appoint an audit committee (the "**Audit Committee**") to consist of not less than three Trustees. The Audit Committee shall be composed of Trustees who comply with the provisions of Mutilateral Instrument 52-110. Subject to the delegation to the Audit Committee of such other responsibilities as are determined by the Trustees from time to time and subject such changes to its form and function as may be mandated by any relevant regulatory authorities, the Audit Committee shall:

(a) review the Trust's procedures for internal control with the Auditors and the Trust's Chief Financial Officer;
(b) review the engagement of the Auditors;
(c) review and recommend to the Trustees for approval annual and quarterly financial statements and management's discussion and analysis of financial condition and results of operation;
(d) assess the Trust's financial and accounting personnel: and
(e) review any significant transactions outside the Trust's ordinary course of business and all pending litigation involving the Trust.

The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the auditors. Questions arising at any meeting of the Audit Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Audit Committee. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Audit Committee on not less than 48 hours' notice.

It is proposed that section 9.3 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 10.3) to read as follows:

10.3 The Trustees shall appoint an investment committee (the "Investment Committee") to consist of not less than three Trustees and not more than five Trustees, a majority of whom shall be Outside Trustees, two of whom shall be Trustees appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained) and two-thirds of whom shall have had at least 5 years of substantive experience in the real estate industry. The duties of the Investment Committee will be to:

(a) review all proposals regarding investments;
(b) approve or reject proposed acquisitions and dispositions of investments by the Trust or any of its subsidiaries or affiliates;
(c) approve proposed transactions on behalf of the Trust or any of its subsidiaries or affiliates; and
(d) approve or reject all borrowings and the assumption or granting of any mortgage or other security interest in Real Property, including any assignment of rents and other monies derived from or related to Real Property, by the Trust or any of its subsidiaries and affiliates.

Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Investment Committee upon not less than 48 hours notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Investment Committee, the Trustees may consider and approve any matter which the Investment Committee has the authority to consider or approve.

It is proposed that first paragraph of section 9.4 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 10.4) to read as follows:

10.4 The Trustees shall appoint a corporate governance and compensation committee (the "Corporate Governance and Compensation Committee") to consist of not less than three Trustees and not more than four Trustees, one of whom shall be a Trustee appointed by FirstPro pursuant to section 3.11 hereof for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained). The duties of the Corporate Governance and Compensation Committee will be to review the governance of the Trust with the responsibility for the Trust's corporate governance, human resources and compensation

> policies. In particular, the Corporate Governance and Compensation Committee will be responsible for: (i) assessing the effectiveness of the board of Trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of Calloway; (iv) considering and approving proposals by the Trustees of Calloway to engage outside advisers on behalf of the board of Trustees of Calloway; (v) administering Calloway's long term incentive plan; (vi) assessing the performance of the Chief Executive Officer; (vii) reviewing and approving the compensation of senior management and consultants of Calloway and its subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to the Trustees.

It is proposed that section 10.4 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 11.4) to read as follows:

> 11.4 In reporting income for income tax purposes the Trust shall claim, and shall cause any partnership controlled by the Trust to claim, the maximum amount available to it as deductions under the relevant law, including but not limited to maximum capital cost allowance, unless the Trustees determine otherwise, provided, however, that for purposes of determining the income of the Trust for purposes of the *Income Tax Act* as contemplated by clause (ii) of section 11.1, the income shall be computed on the basis of the Trust claiming the maximum amount available to it as deductions under the *Income Tax Act* (but without reference to Section 104(6) of the *Income Tax Act*), including, but not limited to, maximum capital cost allowance, unless the Trustees determine otherwise prior to the end of the relevant taxation year.

It is proposed that section 12.1 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 13.1.4) to delete paragraph 12.1.4:

It is proposed that section 12.2 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 13.2) to read as follows:

> Subject to sections 8.6, 13.1, 13.3 and 13.4, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a Meeting of Unitholders called for that purpose.

It is proposed that section 12.3.8 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 13.3.8) to read as follows:

> 13.3.8 any amendments to sections 3.11, 6.1.5, 10.3 or 10.4, without the written consent of FirstPro;

It is proposed that section 15.8 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 16.8) to read as follows:

> 16.8 Any Trustee or associate of a Trustee may be a Unitholder or Special Unitholder or may be an Annuitant.

It is proposed that section 15.12 of the Third Amended and Restated Declaration of Trust shall be revised and amended in the Fourth Amended and Restated Declaration of Trust (now section 16.12) to read as follows:

> 16.12 The Trustees shall prepare and maintain, at the head office of the Trust or at any other place in Canada designated by the Trustees, records containing (i) the Declaration of Trust; (ii) minutes of meetings and resolutions of Trustees and Unitholders; and (iii) the Register. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the head office of the Trust or at such other place as

the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of Trustees (except filling casual vacancies), the appointment or removal of the auditors of Calloway, the approval of amendments to the Declaration of Trust, an increase or decrease in the number of Trustees, the sale of the assets of Calloway as an entirety or substantially as an entirety (other than as part of an internal reorganization) or the termination of Calloway.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

Financial Statements

The audited financial statements of the Trust for the year ended December 31, 2004 and the auditor's report thereon will be tabled before the Unitholders at the Meeting for the consideration of the Unitholders. The audited financial statements have been approved by the Audit Committee and by the Board of Trustees of the Trust.

Fix Number of Trustees

It is proposed that the number of Trustees to be elected at the meeting will be 9.

At the Meeting, Unitholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The number of Trustees to be elected at this Meeting is fixed at not more than 9.

Notwithstanding the foregoing resolution, the Trustees may, between annual general meetings, appoint one or more additional Trustees of the Trust to serve until the close of the next annual general meeting, but the total number of additional Trustees shall not at any time exceed 1/3 of the number of trustees elected at the Meeting.

Election of Trustees

At the Meeting it is proposed that 6 Trustees be elected to hold office from the closing of the Acquisition until the next annual meeting or until their successors are elected or appointed. FirstPro has confirmed that it will appoint three Trustees to hold office from the closing of the Acquisition until their successors are appointed. There are presently 9 Trustees of the Trust, each of whom cease to hold office following the closing of the Acquisition, unless re-elected at the Meeting.

At the Meeting it is proposed that David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, Simon Nyilassy, J. Michael Storey and Al Mawani, be elected as Trustees to hold office from the closing of the Acquisition until the next annual meeting or until their successors are elected or appointed. FirstPro confirms that Peter Forde, Michael Young and Mitchell Goldhar are the FirstPro appointees to the Board of Trustees. In the event that the closing of the Acquisition does not occur it is proposed that J. Michael Storey, David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, David Carpenter, Simon Nyilassy, Michael Young, Al Mawani and Ken Delf be elected as Trustees to hold office until the next annual meeting or until their successors are elected or appointed. See "Information Respecting Calloway Real Estate Investment Trust – Trustees of Calloway" for further information on each proposed nominee for election as a Trustee.

At the Meeting, Unitholders will be asked to vote on the following resolution, with or without variations:

Be it resolved that:

1. David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, Simon Nyilassy, J. Michael Storey and Al Mawani be appointed as Trustees of Calloway to hold office from the closing of the Acquisition until the close of the next annual meeting of Unitholders. FirstPro has confirmed that Peter Forde, Michael Young and Mitchell Goldhar are the FirstPro appointees to the Board.

2. In the event that the closing of the Acquisition does not occur, J. Michael Storey, David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, David Carpenter, Simon Nyilassy, Michael Young, Al Mawani and Ken Delf be appointed as Trustees of Calloway to hold office until the close of the next annual meeting of Unitholders.

Appointment of Auditors

It is proposed that Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants, Calgary, Alberta, be re-appointed to serve as auditors of the Trust until the next annual meeting of Unitholders. Kenway Mack Slusarchuk Stewart LLP have been the Trust's auditors since shortly after the formation of Calloway in December of 2001.

To the extent that Mark Suchan is replaced as Calloway's Chief Financial Officer and Calloway completes its contemplated move to Toronto on or before March 31, 2006, Kenway Mack Slusarchuk Stewart LLP has advised Calloway that it will resign as auditors of the Trust. In the event that this occurs the Trustees of Calloway will appoint a replacement auditor in accordance with the terms of Calloway's Declaration of Trust.

At the Meeting, Unitholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The firm of Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants of Calgary, Alberta be appointed as the auditors of Calloway to hold office until the close of the next annual meeting of Unitholders.

2. The Board of Trustees of Calloway is hereby authorized to fix the auditor's remuneration as required to give effect to the aforementioned resolution.

Approval of Deferred Unit Plan

For further information regarding the subject matter of the proposed resolution set forth below, see "Information Respecting Calloway Real Estate Investment Trust – Equity Compensation Plan Information – Deferred Unit Plan".

At the Meeting, Unitholders will be asked to vote on the following resolution, with or without variations:

Be it resolved that:

1. The Deferred Unit Plan, substantially as described in the Management Information Circular of Calloway dated June 9, 2005, is hereby approved and adopted;

2. The issuance by Calloway upon conclusion of the Meeting, subject to receipt of regulatory and Unitholder approval to the Deferred Unit Plan, of an aggregate of 49,218 Deferred Units or approximately 0.13% of the currently outstanding Units of Calloway, to the Trustees (20,224 Deferred Units) and officers (28,994 Deferred Units) of Calloway at a market value of $19.31 per Deferred Unit, being the market value of the Units of Calloway on March 8, 2005, is hereby ratified and approved;

3. Notwithstanding that this resolution has been passed, the Board of Trustees of Calloway may, without further notice to or approval of the Unitholders, revoke this resolution at any time prior to the Deferred Unit Plan becoming effective; and

4. Any one Trustee or officer of Calloway, be and is hereby authorized and empowered to execute or cause to be executed in the name and on behalf of Calloway or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as such person shall determine to be necessary or desirable in order to carry out the intent of the resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Approval of the Deferred Unit Plan requires the affirmative vote of a majority of the Unitholders present or represented by proxy at the Meeting, provided that management and Trustees of Calloway who are entitled to Deferred Units under the Deferred Unit Plan are not entitled to vote on this resolution. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Deferred Unit Plan, unless instructed otherwise.

The implementation of the Deferred Unit Plan is also subject to the approval of the Toronto Stock Exchange.

Approval of Acquisition

For further information regarding the subject matter of the proposed resolution set forth below, see "The Acquisition".

At the Meeting, the disinterested Unitholders will be asked to vote on the following ordinary resolution, with or without variation:

Be it resolved that:

1. the creation of a new subsidiary trust, a subsidiary corporation and a subsidiary limited partnership ("Calloway LP") is hereby authorized for the purposes of acquiring interests in 35 retail shopping centres and adjacent undeveloped lands with future development potential (the "Centres") and 10 parcels of development lands (the "Development Lands" and collectively with the Centres, the "Centres V") from entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), other minority owners and Wal-Mart Canada Realty Inc. (collectively called the "Vendors") as described in the Management Information Circular of Calloway dated June 9, 2005 (the "Circular");

2. the purchase and sale agreement between, among others, Calloway as purchaser and the Vendors with respect to the acquisition by Calloway of the Centres V from the Vendors (the "Acquisition") contemplated therein, as described in the Circular, including any additional amendments to the purchase agreement and related documents, is hereby approved, authorized and agreed to;

3. the acquisition by Calloway of the Centres V from the Vendors, all as more particularly set out in the Circular is hereby approved, authorized and agreed to;

4. Calloway is authorized to issue, cause to be issued or reserve for issuance: (i) up to 12.6 million class B units of Calloway LP to the Vendors (except Wal-Mart) and up to 8.5 million class C units of Calloway LP (which may be replaced with up to 8.5 million additional class B units of Calloway LP on completion of certain developments of the Centres V) to FirstPro; (ii) up to 21.1 million Units of Calloway which are issuable on the conversion of class B units of Calloway LP; (iii) up to 2.5 million Units of Calloway on completion of certain developments of the Centres V; (iv) up to 12.6 million special voting units of Calloway to the Vendors (except Wal-Mart) in connection with the issuance of the class B units of Calloway LP; and (v) up to an additional 8.5 million special voting units of

Calloway issuable on the issuance of class B units of Calloway LP concurrently with the replacement of class C units of Calloway LP, all as more particularly set out in the Circular;

5. Calloway is authorized to issue such Units of Calloway as are required to fund the cash consideration required by Calloway to complete the Acquisition (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in the Circular;

6. notwithstanding that this resolution has been duly passed, the Board of Trustees of Calloway may, without further notice to or approval of the holders of Units of Calloway, amend or terminate the purchase agreement or revoke this resolution at any time prior to the completion of the transactions contemplated therein; and

7. any one trustee or officer of Calloway is hereby authorized, for and on behalf of Calloway, to execute and deliver any and all other documents and instruments and to do all other things as in the opinion of such trustee or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

The foregoing resolutions must be approved by Unitholders holding at least fifty percent (50%) plus one of the votes cast by disinterested Unitholders who vote on these resolutions at the Meeting. **The Toronto Stock Exchange has determined that Mitchell Goldhar and FirstPro, who hold approximately 6,048,513 Units or 16.4% of the outstanding Units of Calloway, are not disinterested Unitholders and are not entitled to vote on this resolution due to the interest of each in the Acquisition. The Board of Trustees of Calloway believes that the passing of the above resolutions are in the best interests of Calloway and recommend that the Unitholders vote in favour of the resolutions.**

Approval of the Conversion to an "Open-End" Trust and Other Amendments

For further information regarding the subject matter of the proposed resolution set forth below, see "The Fourth Amended and Restated Declaration of Trust".

At the Meeting, the disinterested Unitholders will be asked to vote on the following ordinary resolution, with or without variation:

Be it resolved that:

1. the Fourth Amended and Restated Declaration of Trust for Calloway substantially as described in the Management Information Circular of Calloway dated June 9, 2005, and the amendments to the Third Amended and Restated Declaration of Trust for Calloway dated January 16, 2004 contained in that Fourth Amended and Restated Declaration of Trust, and any additional amendments to the Third Amended and Restated Declaration of Trust that the Trustees determine to be in the best interests of Calloway and not prejudicial to the Unitholders, be and are hereby ratified, confirmed and approved and that Fourth Amended Declaration of Trust is hereby adopted as the Declaration of Trust for Calloway;

2. notwithstanding that this resolution has been duly passed, the Board of Trustees of Calloway may, without further notice to or approval of the holders of Units of Calloway, revoke this resolution at any time prior to the completion of the Acquisition defined in the Management Information Circular of Calloway dated June 9, 2005; and

3. any one trustee or officer of Calloway is hereby authorized, for and on behalf of Calloway, to execute and deliver any and all other documents and instruments and to do all other things as in the opinion of such trustee or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

The foregoing resolution must be approved by disinterested Unitholders holding at least sixty-six and two-thirds percent (66 2/3%) plus one of the votes cast by disinterested Unitholders who vote on this resolution at the Meeting. **The Toronto Stock Exchange has determined that Mitchell Goldhar and FirstPro, who hold approximately 6,048,513 Units or 16.4% of the outstanding Units of Calloway, are not disinterested Unitholders and are not entitled to vote on this resolution due to the interest of each in the proposed amendments to the Declaration of Trust. The Board of Trustees of Calloway believes that the passing of the above resolutions are in the best interests of Calloway and recommend that the Unitholders vote in favour of the resolutions.**

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of Trustees of Calloway or as otherwise set out in this Management Information Circular, no Trustee, officer or insider of Calloway, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting in the best judgement of the persons voting the proxy.

APPROVAL OF TRUSTEES

The contents of this Management Information Circular have been approved by the Board of Trustees of Calloway Real Estate Investment Trust.

(signed) J. Michael Storey

J. Michael Storey
President, Chief Executive Officer and a Trustee

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) J. Michael Storey

J. Michael Storey
President, Chief Executive Officer and a Trustee

(signed) Mark Suchan

Mark Suchan
Chief Financial Officer

DATED at Calgary, Alberta, this 9th day of June, 2005.

SCHEDULE A
CALLOWAY REAL ESTATE INVESTMENT TRUST
DEFERRED UNIT PLAN

ARTICLE 1
INTERPRETATION; ADMINISTRATION; RESERVED UNITS

1.01 Purpose

The purpose of the Calloway Real Estate Investment Trust Deferred Unit Plan (the "Plan") is to promote a greater alignment of interests between the trustees, officers and employees of Calloway Real Estate Investment Trust (the "Trust") and/or its subsidiaries and the unitholders of the Trust.

1.02 Definitions

The following terms used in this Plan have the meanings set out below:

(a) **"Annual Board Retainer"** means the annual retainer paid by the Trust to a Trustee in a calendar year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chair;

(b) **"Annual Bonus"** means the annual bonus paid by the Trust to an Officer or Employee in a calendar year for service;

(c) **"Applicable Withholding Taxes"** means any and all taxes and other source deductions or other amounts which the Trust is required by law to withhold from any amounts to be paid or credited under the Plan;

(d) **"Award Date"** means the date during the year on which the Annual Bonus or Annual Board Retainer is awarded for the prior year;

(e) **"Board"** means the Board of Trustees of the Trust;

(f) **"Change of Control"** means:

(i) a successful take-over bid;

(ii) any change in the beneficial ownership or control of the outstanding securities or other interests which results in:

(A) a person or group of persons "acing jointly or in concert" (as defined in the *Securities Act* (Ontario), as amended from time to time), or

(B) an "affiliate" or "associate" (each as defined in the *Securities Act* (Ontario), as amended from time to time) of such person or group of persons,

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding Units, other than as a result of a transaction or series of transactions approved by the Incumbent Trustees unless such holding, owning or controlling, directly or indirectly, exceeds 50% of the outstanding Units.

(iii) Incumbent Trustees no longer constituting a majority of the Board.

(iv) The sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any other person or persons (other than pursuant to an internal reorganization), or

(v) Any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(g) **"Compensation Committee"** means the Governance and Compensation Committee of the Board;

(h) **"Declaration of Trust"** means the Trust's Amended and Restated Declaration of Trust dated February 16, 2004 as the same may be amended by supplemental declarations from time to time;

(i) **"Deferred Unit"** means a bookkeeping entry, equivalent in value to a Unit, credited to a Participant's Deferred Unit Account in accordance with the terms and conditions of the Plan;

(j) **"Deferred Unit Account"** has the meaning ascribed in Section 7.02 of the Plan;

(k) **"Election Date"** means the date on which the Eligible Person files an Election Notice in accordance with Section 5.02 of the Plan;

(l) **"Election Notice"** has the meaning ascribed thereto in Section 5.02 of the Plan;

(m) **"Eligible Person"** means a person who is, on the applicable Election Date, (i) a trustee of the Trust, or (ii) an officer or employee of the Trust or any Subsidiary of the Trust;

(n) **"Incumbent Trustees"** means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Trustee who was recommended or elected or appointed to succeed any Incumbent Trustee by the affirmative vote of the Board, including a majority of the Incumbent Trustees then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(o) **"Market Value"** at any date in respect of the Units means the volume weighted average price of all Units traded on the Toronto Stock Exchange for the ten trading days immediately preceding such date (or, if such Units are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Units are listed and posted for trading as may be selected for such purpose by the Trustees). In the event that such Units are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Units as determined by the Board in its sole discretion;

(p) **"Participant"** means an individual who becomes a participant in the Plan in accordance with Article 5 of the Plan;

(q) **"Redemption Date"** has the meaning ascribed thereto in Section 9.02 of the Plan;

(r) **"Subsidiary"** means any corporation which is a subsidiary of the Trust within the meaning of Section 4 of the *Securities Act* (Alberta);

(s) **"Termination Date"** has the meaning ascribed thereto in Section 9.01 of the Plan;

(t) **"Unit"** means a Unit of the Trust and such other Unit as is added thereto or substituted therefore as a result of amendments to the declaration of trust of the Trust, reorganization or otherwise; and

(u) **"Unitholder"** means a holder of Units.

ARTICLE 2
CONSTRUCTION AND INTERPRETATION

2.01 The effective date of the Plan is January 1, 2004 or such other date as the Board may determine, subject to the approval of the Plan by the Unitholders and the Toronto Stock Exchange.

2.02 All references in the Plan to currency refer to lawful currency of Canada.

2.03 The Plan shall be governed and interpreted in accordance with the laws of the Province of Alberta and the applicable laws in Canada.

2.04 If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.05 In the Plan, references to the masculine include the feminine; reference to the singular shall include the plural and vice versa, as the context shall require.

2.06 Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

ARTICLE 3
ADMINISTRATION

3.01 The Plan shall be administered by the Compensation Committee.

3.02 The Compensation Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan, and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

3.03 The Trust will be responsible for all costs relating to the administration of the Plan.

3.04 The Board may amend, suspend or terminate the Plan or any provision hereof at any time, provided, however, that such amendment, suspension or termination may not materially adversely affect the rights already accrued under the Plan by a Participant, without the consent of the Participant.

3.05 If the Board terminates the Plan, Deferred Units previously credited to Participants shall remain outstanding and in effect and be settled subject to and in accordance with the applicable terms and conditions of the Plan in effect immediately prior to the termination.

3.06 Unless otherwise determined by the Board, the Plan shall remain an unfunded obligation of the Trust and the rights of Participants under the Plan shall be general unsecured obligations of the Trust.

3.07 The Trust shall be authorized to deduct from any amount to be paid or credited under this Plan any Applicable Withholding Taxes in such manner as the Trust determines.

ARTICLE 4
ELIGIBILITY

4.01 The participation in the Plan by each Eligible Person is voluntary.

4.02 Nothing herein contained shall be deemed to give any person the right to be retained as a trustee, officer or employee of the Trust or any Subsidiary.

ARTICLE 5
ELECTION

5.01 Each Eligible Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 5.02 to be a Participant of the Plan. Eligible Persons who elect to be Participants shall be paid between sixty percent (60%) and one hundred percent (100%) of their Annual Board Retainer or Annual Bonus (the "Elected Amount"), as applicable, in the form of Deferred Units, in lieu of cash provided that the Trust shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two times the Elected Amount.

5.02 Each Eligible Person who elects to be a Participant will be required to file a notice of election in the form of Schedule A-1 hereto (the "Election Notice") with the Chief Financial Officer of the Trust: (i) in the case of an existing trustee, officer or employee of the Trust or any Subsidiary of the Trust, by February 28th in the year to which such election is to apply (other than for the Annual Board Retainer or Annual Bonus, as applicable, payable for the 2004 financial year, in which case, subject to Section 2.01, the existing trustee, officer or employee shall file the Election Notice by December 31, 2004); and (ii) in the case of a newly appointed trustee of the Trust or newly appointed officer or employee of the Trust or any Subsidiary of the Trust, within thirty (30) days of such appointment or employment. If no election is made within the foregoing time frames, the Eligible Person shall be deemed to have elected to be paid his Annual Board Retainer or Annual Bonus, as applicable, in cash.

5.03 Subject to Section 5.04, the election of an Eligible Person to participate in the Plan shall be deemed to apply to all Annual Board Retainers or all Annual Bonuses, as applicable, paid subsequent to the filing of the Election Notice, and such Eligible Person is not required to file another Election Notice.

5.04 Each Eligible Person participating in the Plan is entitled once per calendar year to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Trust a notice electing to terminate the receipt of additional Deferred Units in the form of Schedule A-2 hereto. Such election shall be effective immediately upon receipt. Thereafter, any portion of such Participant's Annual Board Retainer or Annual Bonus payable or paid in the same calendar year and, subject to complying with Section 5.02, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Eligible Person terminates his or her participation in the Plan, he or she shall not be entitled to become a Participant again until the calendar year following the year in which the termination notice is delivered.

5.05 Any Deferred Units granted under the Plan prior to the election shall remain in the Plan and will be redeemable only in accordance with the terms of the Plan.

ARTICLE 6
DEFERRED UNITS

6.01 Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any Unitholder rights, including, without limitation, voting rights, distribution entitlements (other than in accordance herewith) or rights on liquidation.

6.02 One (1) Deferred Unit is equivalent to one (1) Unit. Fractional Units are permitted under the Plan.

6.03 Deferred Units, if any, shall be granted by the Compensation Committee following determination of and based upon the amount of Distributable Income (as defined in the Trust's Declaration of Trust), or such other financial benchmark as determined by the Board, for the preceding financial year of the Trust. Subject to Section 9.01, Deferred Units granted to Participants pursuant to the Plan shall vest in accordance with the following schedule.

a) 50% of the Deferred Units on the third anniversary of the grant;

b) 25% of the Deferred Units on the fourth anniversary of the grant;

c) 25% of the Deferred Units on the fifth anniversary of the grant;

provided, however, that in the event of any Change of Control, any unvested Deferred Units shall vest upon the earlier of (i) the next applicable vesting date determined in accordance with the above provisions and (ii) the date which is immediately prior to the date upon which the Change of Control is completed. Notwithstanding the foregoing or anything else herein contained the Board shall have the discretion to vary the manner in which Deferred Units vest for any Participant.

ARTICLE 6
DEFERRED UNIT GRANTS AND ACCOUNTS

7.01 The number of Deferred Units (including fractional Deferred Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) two times the dollar amount of the Elected Amount, as applicable, allocated to the Participant by (ii) the Market Value of a Unit on the Award Date.

7.02 An account, to be known as a "Deferred Unit Account" shall be maintained by the Trust for each Participant and will be credited with notional grants of Deferred Units received by a Participant from time to time.

7.03 Whenever cash distributions are paid on the Units, additional Deferred Units will be credited to the Participant's Deferred Unit Account. The number of such additional Deferred Units shall be calculated by dividing (i) the amount determined by multiplying (a) the number of Deferred Units in such Participant's Deferred Unit Account on the record date for the payment of such distribution by (b) the distribution paid per Unit, by (ii) 97% of the Market Value of a Unit on the distribution payment date for such distribution, in each case, with fractions computed to two decimal places. Such additional Deferred Units shall vest on the basis set out in Section 6.03 from the date of grant of same.

ARTICLE 8
ADJUSTMENTS

8.01 In the event of any Unit dividend, Unit split, combinations or exchange of Units, merger, consolidation, spin-off or other distribution (other than normal cash distributions) of the Trust's assets to the Unitholders, or any other change affecting the Units, the account of each Participant and the Deferred Units outstanding under the Plan shall be adjusted in such manner, if any, as the Compensation Committee may in its discretion deem appropriate to reflect the event. However, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Deferred Units will be granted to such Participant to compensation for a downward fluctuation in the price of the Units, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

ARTICLE 9
REDEMPTION OF DEFERRED UNITS

9.01 The Deferred Units credited to a Participant's Deferred Unit Account shall vest immediately and be redeemable by the Participant (or, where the Participant has died, his or her estate) following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person (the "Termination Date"). Where the Participant has been terminated for cause, the Deferred Units credited to the Participant's Deferred Unit Account shall be redeemable by the Participant in accordance with the vesting schedule in Section 6.03 excepting only that a minimum of 50% of such Deferred Units shall be deemed vested.

9.02 Subject to the approval of the Compensation Committee, the Deferred Units credited to a Participant's Deferred Unit Account that have vested may be redeemable in whole or in part on the date in which the Participant files a written notice of redemption in the form of Schedule A-3 hereto with the Executive Vice President and Chief Financial Officer of the Trust (the "Redemption Date").

9.03 Subject to (i) the provisions of the Plan, and (ii) the receipt by The Canadian Depository for Securities Limited of the Participant's brokerage account information from his or her securities broker, the

Participant shall receive, within five (5) business days after the Termination Date or Redemption Date, as applicable, a whole number of Units from the Trust equal to the whole number of Deferred Units then recorded in the Participant's Deferred Unit Account, net of any Applicable Withholding Taxes.

9.04 The Trust shall also make a cash payment, net of any Applicable Withholding Taxes, to the Participant with respect to the value of fractional Deferred Units standing to the Participant's credit after the maximum number of whole Units have been issued by the Trust, calculated by multiplying (i) the number of such fractional Deferred Units by (ii) the Market Value of such fractional Deferred Units on the Termination Date or Redemption Date, as applicable.

9.05 Upon payment in full of the value of the Deferred Units, the Deferred Units shall be cancelled.

ARTICLE 10
NUMBER OF UNITS

10.01 The aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 250,000 Units or such greater number of Units as may be determined by the Board and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; provided, however, that: (i) at no time shall the number of Units reserved for issuance to insiders of Calloway pursuant to outstanding Deferred Units, together with the number of Units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding Units, as calculated immediately prior to the issuance in question; and (ii) the number of Units issued to insiders of Calloway pursuant to outstanding Deferred Units together with the number of Units issued to such persons pursuant to any other compensation arrangements, within any one year period, shall not exceed 10% of the then outstanding Units.

ARTICLE 11
ASSIGNMENT

11.01 In no event may the rights or interests of a Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

11.02 Rights and obligations under the Plan may be assigned by the Trust to a successor in the business of the Trust.

ARTICLE 12
COMPLIANCE WITH APPLICABLE LAWS

12.01 The administration of the Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Units are listed. Should the Compensation Committee, in its sole discretion, determine that it is not desirable or feasible to provide for the redemption of Deferred Units in Units pursuant to the provisions of Article 9, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such redemption obligations be satisfied by means of a cash payment by the Trust equal to the Market Value of the Units that would otherwise be delivered to a Participant in settlement of Deferred Units on the Redemption Date (less any Applicable Withholding Taxes). Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Trust with any and all information and undertakings, as may be required to ensure compliance therewith.

SCHEDULE A – 1

CALLOWAY REAL ESTATE INVESTMENT TRUST
DEFERRED UNIT PLAN (THE "PLAN")

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the Plan and to receive ______% of my Annual Bonus or Annual Board Retainer, as applicable, in the form of Deferred Units in lieu of cash.

I confirm that:

a) I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

b) I recognize that when Deferred Units credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the Deferred Units, the Trust will make all appropriate withholdings as required by law at that time.

c) The value of Deferred Units is based on the value of the Units of the Trust and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan text.

Date: ______________________________

____
(Name of Participant)

____
(Signature of Participant)

SCHEDULE A – 2

CALLOWAY REAL ESTATE INVESTMENT TRUST
DEFERRED UNIT PLAN (THE "PLAN")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED UNITS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A-1 to the Plan, I hereby elect that no portion of the Annual Bonus or Annual Board Retainer, as applicable, accrued after the date hereof shall be paid in Deferred Units in accordance with the terms of the Plan.

I understand that the Deferred Units already granted under the Plan cannot be redeemed until (i) I am no longer a trustee, officer or employee of Calloway Real Estate Investment Trust (the "Trust") or a subsidiary of the Trust, or (ii) approval is granted by the Compensation Committee for such redemption.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date: ____________________________ ____

(Name of Participant)

____

(Signature of Participant)

Note: An election to terminate receipt of additional Deferred Units can only be made by a Participant once in a calendar year.

SCHEDULE A – 3

CALLOWAY REAL ESTATE INVESTMENT TRUST
DEFERRED UNIT PLAN (THE "PLAN")

REDEMPTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

I hereby advise Calloway Real Estate Investment Trust that I wish to redeem ______ of the Deferred Units credited to my account under the Plan in accordance with the terms of the Plan.

Date: ______________________________ ______________________________

(Name of Participant)

____

(Signature of Participant)

Note: If the Redemption Notice is signed by a beneficiary or legal representative, documents providing the authority of such signature should accompany this notice.

SCHEDULE B

INDEX TO FINANCIAL STATEMENTS RELATING TO THE ACQUISITION

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2005
AND YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustees of
Calloway Real Estate Investment Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Calloway Real Estate Investment Trust ("Calloway") as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. With respect to the unaudited pro forma consolidated balance sheet of Calloway as at March 31, 2005, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway as at March 31, 2005 and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Centres V" to the summary table presented in Note 3(e) in the notes to the unaudited pro forma consolidated financial statements and found them to be in agreement.

        In addition, we recalculated the aggregate of the amounts in the summary table in Note 3(e) and found them to be arithmetically correct.

    c) Recalculated the aggregate of the amounts in the columns captioned "Calloway" and "Centres V" and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

2. With respect to the unaudited pro forma consolidated statement of income of Calloway for the three months ended March 31, 2005, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the unaudited consolidated financial statements of Calloway for the three months ended March 31, 2005 and found them to be in agreement.

    b) Compared the amounts in the columns captioned "Centres V" to Schedule 1 to the unaudited pro forma consolidated financial statements and found them to be in agreement.

    c) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

    d) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 to the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

3. With respect to the unaudited pro forma consolidated statement of income of Calloway for the year ended December 31, 2004, we have performed the following procedures:

    a) Compared the amounts in the column captioned "Calloway" to the audited consolidated financial statements of Calloway for the year ended December 31, 2004 and found them to be in agreement.

b) Compared the amounts in the column captioned "Phase II Centres" to the audited schedules of combined net operations of the Phase II Centres for year ended December 31, 2004 and found them to be in agreement.

c) Compared the amounts in the column captioned "Centres V" to Schedule I to the unaudited pro forma consolidated financial statements and found them to be in agreement.

d) Recalculated the application of the pro forma adjustments to the aggregate of the dollar amounts in the columns captioned "Calloway", "Phase II Centres" and "Centres V" and found the dollar amounts in the column captioned "Pro Forma" to be arithmetically correct.

e) Recalculated the arithmetic accuracy of the net income per unit amounts in the column captioned "Pro Forma" using the pro forma weighted average number of units presented in Note 5 in the notes to the unaudited pro forma consolidated financial statements, and found the per unit amounts to be arithmetically correct.

4. With respect to Schedule I to the unaudited pro forma consolidated financial statements, for the three months ended March 31, 2005, we have performed the following procedures:

a) Compared the amounts in the column captioned "Centres V Phase I" to the unaudited schedules of combined net operations of Centres V Phase I for the three months ended March 31, 2005 and found them to be in agreement.

b) Compared the amounts in the column captioned "Centres V Phase II" to the unaudited schedules of combined net operations of Centres V Phase II for the three months ended March 31, 2005 and found them to be in agreement.

c) Compared the amounts in the column captioned "Centres V Phase III" to the unaudited schedule of combined net operations of Centres V Phase III for the three months ended March 31, 2005 and found them to be in agreement.

d) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

5. With respect to Schedule I to the unaudited pro forma consolidated financial statements, for the year ended December 31, 2004, we have performed the following procedures:

a) Compared the amounts in the column captioned "Centres V Phase I" to the audited schedules of combined net operations of Centres V Phase I for the year ended December 31, 2004 and found them to be in agreement.

b) Compared the amounts in the column captioned "Centres V Phase II" to the audited schedules of combined net operations of Centres V Phase II for the year ended December 31, 2004 and found them to be in agreement.

c) Compared the amounts in the column captioned "Centres V Phase III" to the audited schedule of combined net operations of Centres V Phase III for the year ended December 31, 2004 and found them to be in agreement.

d) Recalculated the aggregate of the amounts in the columns captioned "Centres V Phase I", "Centres V Phase II" and "Centres V Phase III" and found the amounts in the column captioned "Centres V Combined" to be arithmetically correct.

6. Made enquiries of certain officials of Calloway who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments, and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

7. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
June 9, 2005

signed "Kenway Mack Slusarchuk Stewart LLP"
Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2005
(unaudited)
(In thousands of dollars)

	Calloway $	Centres V $ (Note 3e)	Pro Forma $
ASSETS			
Real estate assets			
Income properties	1,098,934	1,082,374	2,181,308
Properties under development	41,316	73,541	114,857
Mortgages and loans receivable	47,914	-	47,914
Deferred leasing costs	468	-	468
Assets held for sale	9,173	-	9,173
	1,197,805	1,155,915	2,353,720
Deferred financing costs	5,406	2,990	8,396
Prepaid expenses and deposits	3,034	-	3,034
Accounts receivable	9,172	-	9,172
Cash and cash equivalents	14,781	11,069	25,850
	1,230,198	1,169,974	2,400,172
LIABILITIES			
Mortgages payable	686,391	530,056	1,216,447
Mortgages payable related to assets held for sale	5,273	-	5,273
Capital lease obligations	463	-	463
Convertible debentures	51,612	-	51,612
Unsecured debt payable	-	175,000	175,000
Accounts payable and accrued liabilities	29,963	-	29,963
	773,702	705,056	1,478,758
UNITHOLDERS' EQUITY	456,496	464,918	921,414
	1,230,198	1,169,974	2,400,172

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Trustees:

signed "Michael Storey"
Trustee

signed "David Calnan"
Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Three Months Ended March 31, 2005
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Centres V $ (Schedule 1)	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues					
Rentals from income properties	32,337	25,759	4,206	4(a)(i)	62,302
Interest	1,119	-	-		1,119
	33,456	25,759	4,206		63,421
Expenses					
Property operating costs	10,899	8,641	1,269	4(a)(i)	20,809
Interest - mortgages and other	8,327	-	10,417	4(b)(i)	18,744
Interest - debentures	854	-	-		854
Amortization of income properties					
- tangible components	5,114	-	6,474	4(c)(i)	11,588
- intangible components	5,871	-	3,889	4(c)(i)	9,760
General and administrative	606	-	-		606
Amortization of deferred financing costs	30	-	110	4(d)(ii)	140
Amortization of deferred leasing costs	162	1,737	(1,737)	4(d)(i)	162
	31,863	10,378	20,422		62,663
Income from continuing operations	1,593	15,381	(16,216)		758
Discontinued operations	12,187	-	-		12,187
Net income	13,780	15,381	(16,216)		12,945
Net income per unit (Note 5)					
Basic					
Continuing operations	0.047				0.013
Discontinued operations	0.357				0.201
Net income	0.404				0.214
Diluted					
Continuing operations	0.046				0.013
Discontinued operations	0.356				0.201
Net income	0.402				0.214

See accompanying notes to the unaudited pro forma consolidated financial statements.

CALLOWAY REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except per unit amounts)

	Calloway $	Phase II Centres $	Centres V $	Pro Forma Adjustments $	Notes	Pro Forma $
Revenues			(Schedule 1)			
Rentals from income properties	85,593	21,279	92,544	21,684	4(a)(ii)	221,100
Interest	2,355	-	-	-		2,355
	87,948	21,279	92,544	21,684		223,455
Expenses						
Property operating costs	27,071	5,558	29,442	7,016	4(a)(ii)	69,087
Interest - mortgages and other	21,796	-	-	51,022	4(b)(ii)	72,818
Interest – debentures	2,180	-	-	1,267	4(b)(iii)	3,447
Amortization of income properties						
- tangible components	13,643	-	-	31,098	4(c)(ii)	44,741
- intangible components	9,346	-	-	18,594	4(c)(ii)	27,940
General and administrative	1,919	-	-	-		1,919
Amortization of deferred financing costs	121	-	-	620	4(d)(iii)	741
Amortization of deferred leasing costs	481	1,253	7,173	(8,426)	4(d)(i)	481
	76,557	6,811	36,615	101,191		221,174
Income from continuing operations	11,391	14,468	55,929	(79,507)		2,281
Discontinued operations	2,024	-	-	-		2,024
Net income	13,415	14,468	55,929	(79,507)		4,305
Net income per unit (Note 5)						
Basic						
Continuing operations	0.435					0.039
Discontinued operations	0.077					0.034
Net income	0.512					0.073
Diluted						
Continuing operations	0.430					0.038
Discontinued operations	0.076					0.034
Net income	0.506					0.072

See accompanying notes to the unaudited pro forma consolidated financial statements

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

1. BASIS OF PRESENTATION

Calloway Real Estate Investment Trust ("Calloway") is an unincorporated closed-end real estate investment trust governed by the laws of the Province of Alberta, created under a declaration of trust dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003 and January 16, 2004. In conjunction with the June 9, 2005 Management Information Circular for which these pro forma financial statements have been prepared, Calloway is seeking unitholder approval for its intention to amend its declaration of trust to become an unincorporated open-ended investment trust and to authorize special voting units.

These unaudited pro forma consolidated financial statements ("pro forma statements") have been prepared by Calloway management for inclusion in the Management Information Circular of Calloway dated June 9, 2005 relating to the acquisition of freehold and leasehold interests in 45 properties (the "Centres V") from Wal-Mart Canada Realty Inc. ("Wal-Mart") and from the FirstPro Group of Companies ("FirstPro").

During 2004 and 2005, Calloway completed four other significant acquisitions as follows:

- On February 16, 2004, the acquisition of twelve shopping centres ("The Centres") from the Wal-Mart-FirstPro Realty Partnership (the "Partnership").
- On May 14, 2004, the acquisition of twelve shopping centres ("The Centres II") from the Partnership.
- On November 30, 2004, the acquisition of six shopping centres (the "Phase I Centres") from the Partnership.
- On March 10, 2005, the acquisition of 100% undivided interests in three retail properties and 60% undivided interests in five other retail properties (the "Phase II Centres") from Wal-Mart and FirstPro.

The Centres, Centres II, Phase I Centres, Phase II Centres and the Centres V are collectively referred to as the "Collective Centres".

These pro forma statements have been prepared from the following financial statements:

- Calloway's unaudited consolidated financial statements for the three months ended March 31, 2005.
- Calloway's audited consolidated financial statements for the year ended December 31, 2004.
- Centres V Phase I ("Centres V-I"), Centres V Phase II ("Centres V-II") and Centres V Phase III ("Centres V-III") unaudited schedules of combined net operations for the three months ended March 31, 2005.
- Centres V-I, Centres V-II and Centres V-III audited schedules of combined net operations for the year ended December 31, 2004.
- Phase II Centres audited schedules of combined net operations for the year ended December 31, 2004.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

The Centres V-I, Centres V-II and Centres V-III net operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been combined on Schedule 1 attached to these pro forma statements and presented in the pro forma consolidated statements of income on a combined basis.

The unaudited pro forma consolidated balance sheet gives effect to the acquisitions of the Centres V as if they had occurred on March 31, 2005. The unaudited pro forma consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004 give effect to the acquisitions of the Centres V as if they had occurred on January 1, 2004. Calloway's March 31, 2005 consolidated financial statements contains the actual operations of the Phase II Centres from the date of acquisition by Calloway in 2005 to March 31, 2005. The pro forma consolidated statement of income for the three months ended March 31, 2005 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for the Phase II Centres for the period from January 1, 2005 to the date of acquisition by Calloway in 2005. Calloway's December 31, 2004 consolidated financial statements contains the actual operations of the Centres, The Centres II and the Phase I Centres from various dates of acquisition by Calloway in 2004 to December 31, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 contains adjustments outlined in Note 4 to provide for certain revenues and expenses for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the date of acquisition by Calloway in 2004.

The pro forma statements are not necessarily indicative of the results that would have actually occurred, had the transactions reflected therein been in effect on the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Calloway.

2. SIGNIFICANT ACCOUNTING POLICIES

In addition to the policies disclosed below, the accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calloway's audited consolidated financial statements for the year ended December 31, 2004 and Calloway's unaudited consolidated financial statements for the three months ended March 31, 2005. These pro forma statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles ("GAAP"), and therefore should be read in conjunction with the December 31, 2004 and March 31, 2005 consolidated financial statements of Calloway.

(a) Basis of consolidation

As further described herein, it is intended that a limited partnership ("Calloway LP") will be formed to facilitate the probable acquisition of certain of the Centres V, and that Calloway will indirectly be a general partner as well as a limited partner. These pro forma statements present the accounts and operations of Calloway Real Estate Investment Trust, its wholly owned subsidiary Calloway Financial Inc., and Calloway LP.

Calloway carries out certain activities through co-ownerships and these investments are accounted for using the proportionate consolidation method.

(b) Exchangeable units

As further described in Note 3(a), it is intended that limited partnership units of Calloway LP will be issued to FirstPro that are exchangeable into units of Calloway. Holders of the exchangeable units are entitled to receive distributions of earnings economically equivalent to distributions received by units of Calloway. The units are non-transferable to third parties without first exchanging them for units of Calloway. Accordingly the units are presented, in accordance with the guidance for exchangeable securities issued by subsidiaries of income trusts, as a component of unitholders' equity.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

(c) *Leases*

As further described in Note 3(a), it is intended that Calloway will lease certain properties from FirstPro. Leases are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and inherent risks of ownership of property to Calloway are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Components of income properties recorded under capital leases are amortized on the same basis as described in the annual financial statements. Rental payments under operating leases are expensed over the period to which they relate.

3. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

(a) *Probable acquisition of the Centres V*

Calloway has entered into agreements with each of Wal-Mart and FirstPro (a related party) to acquire, directly or through Calloway LP, freehold and leasehold interests in thirty-five retail properties and ten parcels of development land at an estimated aggregate cost to Calloway of $1,155,915.

Calloway will acquire Wal-Mart's 60% freehold interests in eight retail properties and adjacent undeveloped lands with future development potential for $284,375. Calloway will acquire FirstPro's freehold interests in thirty retail properties and adjacent undeveloped lands for $623,392 and ten parcels of development land for $42,612. Calloway will also lease interests in three other retail properties, including adjacent undeveloped lands, from FirstPro for a term of 35 years subject to certain early termination events. Calloway intends to prepay its entire lease obligations under the lease agreements at the time of Closing in the amount of $184,696. It is estimated that land transfer taxes and other transaction costs will amount to $20,840.

The aggregate purchase price will be satisfied as follows:

- By non-interest bearing vendor take-back mortgages for the amount of the purchase price for certain of the undeveloped lands		$30,929
- By assumption of existing mortgages		
– face value	323,095	
– market rate adjustment	21,782	344,877
- By issuance of exchangeable partnership units to FirstPro		250,000
- By cash payment		
– From the net proceeds of new mortgage financing	153,690	
– From the net proceeds of new unsecured debt financing	173,260	
– From the net proceeds of the Offering	203,159	530,109
		$1,155,915

The purchase price is subject to adjustments at closing, which include an adjustment to the price to reflect leasing between the date of the agreements and closing, and could result in a change in the purchase price. It is assumed for the purpose of these pro forma statements that no such adjustment will occur.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

In conjunction with the acquisition of the Centres V, Calloway will take on a portion of FirstPro's leasing and development operations through an offer of positions to FirstPro employees. Calloway's preliminary assessment is that no material allocation of the purchase price will be assigned to assets acquired and liabilities assumed as a result of the acquisition of these operations.

Calloway will assume existing mortgages on certain of the properties in the amount of $323,095 and incur related mortgage assumption fees in the amount of $690. Certain of the assumed mortgages have interest rates in excess of current rates and Calloway will receive a credit of $21,782 from the vendors as a mark to market adjustment at closing. The mortgage assumption fees will be amortized to deferred financing costs and the market rate adjustment will be amortized against interest expense over the term of the applicable assumed mortgages.

FirstPro intends to subscribe for approximately $250,000 of Class B exchangeable units (representing approximately 12,594,000 Class B exchangeable units at $19.85 per unit) of Calloway LP, as partial payment for the Centre V properties acquired by Calloway LP, and 8,500,000 Class C exchangeable units of Calloway LP, representing future potential equity value of the FirstPro undeveloped lands acquired by Calloway LP.

Holders of the Class B exchangeable units are entitled to cash distributions in amounts equal on a per unit basis to monthly distributions made by Calloway to its unitholders. The Class B exchangeable units carry no voting rights at meetings of Calloway unitholders. Class B exchangeable units are exchangeable on a one for one basis for units of Calloway, at the option of the holder.

Holders of the Class C exchangeable units are not entitled to cash distributions and have no voting rights at meetings of Calloway unitholders. The Class C exchangeable units are exchangeable, on a one for one basis, at the holder's option, into Class B exchangeable units on the completion of certain developments on the undeveloped lands and development land ("Centres V Undeveloped Lands"). The 8,500,000 Class C exchangeable units available for issuance represents FirstPro's right to receive 40% of the estimated proceeds on development of those Centres V Undeveloped Lands acquired by Calloway LP in units priced at the issuance price under the Offering plus $0.25. Any Class C exchangeable units that remain outstanding 10 years after the closing of this acquisition will be cancelled.

FirstPro will also have the right to receive up to 2,500,000 units of Calloway representing 40% of the estimated proceeds on completion of development of those Centres V Undeveloped Lands acquired directly by Calloway in units priced at the issuance price under the Offering plus $0.25.

Calloway will be authorized to issue an unlimited number of Special Voting units which shall be entitled to one vote per unit at meetings of Calloway unitholders but otherwise shall have no economic value. These units provide voting rights but no equity participation. The number of outstanding Special Voting units will be equivalent to the number of outstanding Class B exchangeable units.

FirstPro will receive 12,594,000 (the total of the Class B exchangeable units of Calloway LP issued) Special Voting units. Calloway will issue additional Special Voting units if Class C exchangeable units are exchanged for Class B exchangeable units, with the total outstanding Special Voting units to equal the outstanding Class B exchangeable units. The number of Special Voting units issued to FirstPro may increase due to future developments of Centres V Undeveloped Lands acquired by Calloway LP and the granting of the right, under certain circumstances, to receive additional Special Voting units of Calloway in order to maintain a voting interest at a minimum of 25%. This right will expire at the end of five years unless an additional $800,000 in assets is transferred from FirstPro to

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

Calloway (inclusive of assets which will be acquired by Calloway under existing development agreements) and other conditions are fulfilled, in which case the 25% minimum voting right will extend for an additional five year term.

The Centres V Undeveloped Lands will be developed directly and indirectly by Calloway under the terms of development agreements with FirstPro and Wal-Mart. It is assumed for the purpose of these pro forma statements that these undeveloped lands remain undeveloped and that no material development costs and no earnouts under the terms of these development agreements are incurred during the year ended December 31, 2004 and the three months ended March 31, 2005.

(b) *New mortgage financing*

Calloway is assumed to arrange new mortgage financing on four of the retail properties in the amount of $154,250 at a weighted average interest rate of 5.355%. The net proceeds to Calloway of $153,690, after deducting financing fees and other costs related to the new mortgage financing, will be used by Calloway to partially fund the cash component of the acquisition cost of the Centres V.

(c) *New unsecured debt financing*

Calloway is assumed to arrange new unsecured debt financing in the amount of $175,000 at an interest rate of 5.05%. The net proceeds to Calloway of $173,260, after deducting financing fees and other costs related to the new unsecured debt financing, will be used by Calloway to partially fund the cash component of the acquisition cost of the Centres V.

(d) *Issuance of trust units*

Calloway has entered into an agency agreement for the private placement of subscription receipts (the "Offering") which will result in the issuance of 11,336,000 trust units at an issuance price of $19.85 per unit, for net proceeds of $214,918 (after deducting underwriters' fees and issue costs of $10,102). Net proceeds of $203,159 will be used by Calloway to partially fund the cash component of the acquisition cost of the Centres V and the remaining net proceeds will be used to pay deferred financing costs and for working capital.

(e) *Summary of the acquisition of the Centres V*

A summary of the assets acquired, using the purchase method of accounting based on preliminary allocations, and liabilities assumed or incurred resulting from the acquisition of the Centres V is as follows:

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

Assets		
Income properties		
Tangible assets	$ 899,271	
Intangible assets	183,103	1,082,374
Property under development		73,541
		1,155,915
Deferred financing costs		2,990
Cash		11,069
		1,169,974
Liabilities		
Mortgages payable		
Vendor take-back mortgages	30,929	
Assumed mortgages		
- face value	323,095	
- market rate adjustment	21,782	
New mortgages payable	154,250	530,056
New unsecured debt payable		175,000
		705,056
Net assets acquired		$464,918

Consideration to be paid for the net assets acquired will be obtained from the following:

Calloway LP Class B exchangeable units to be issued to FirstPro	$250,000
Offering of trust units (net of issue costs)	214,918
	$464,918

4. PRO FORMA STATEMENT OF INCOME ADJUSTMENTS

(a) Revenues and property operating costs

(i) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for the Phase II Centres for the period from January 1, 2005 to the respective date of acquisition by Calloway in 2005.

(ii) Rentals from income properties and property operating costs have been increased to provide for rentals from income properties and property operating costs for The Centres, The Centres II and the Phase I Centres for the period from January 1, 2004 to the respective date of acquisition by Calloway in 2004.

(b) Interest expense

(i) Interest expense has been increased to provide for interest on the mortgage financing and unsecured debt financing assumed or put in place on the Phase II Centres and the Centres V.

(ii) Interest expense has been increased to provide for interest on the mortgage financing and unsecured debt financing assumed or put in place on the Collective Centres.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

(iii) Interest expense has been increased to provide for interest and accretion on the convertible debentures that were issued in connection with the acquisition of the Centres II.

(c) Amortization of income properties

(i) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Phase II Centres and the Centres V purchase price.

(ii) Amortization of income properties has been increased to provide for amortization of the tangible components and the intangible components of the Collective Centres' purchase price.

(d) Amortization of deferred expenses

(i) Amortization of deferred leasing costs has been decreased to eliminate the actual historical amortization of deferred expenses on the Phase II Centres and/or The Centres V.

(ii) Amortization of the deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing and unsecured debt financing of the Phase II Centres and the Centres V.

(iii) Amortization of deferred financing costs has been increased to provide for amortization of deferred financing fees incurred on the mortgage financing, the convertible debenture financing and the unsecured debt financing of the Collective Centres.

(e) General and administrative

No adjustments have been made to reflect probable increased general and administrative expenses of Calloway resulting from the increased property portfolio.

5. WEIGHTED AVERAGE NUMBER OF UNITS

The following table presents the weighted average number of units for use in the calculation of pro forma basic and diluted net income per unit:

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

	March 31, 2005	December 31, 2004
Weighted average number of units	34,137,963	26,190,956
Adjustment for units issued in connection with the acquisition of the Centres V on the basis that the units were issued at the beginning of the period		
Calloway LP Class B exchangeable units	12,594,000	12,594,000
Issuance of trust units	11,336,000	11,336,000
Adjustment for units issued in connection with the acquisitions of The Centres, The Centres II, the Phase I Centres and the Phase II Centres on the basis that the units were issued at the beginning of the period	2,377,433	8,971,100
Weighted average number of units for basic net income per unit	60,445,396	59,092,056
Effect of dilutive securities		
Unit option plan & warrants	122,794	296,237
Weighted average number of units for diluted net income per unit	60,568,190	59,388,293

6. INCOME TAXES

Properties purchased from FirstPro by Calloway LP will be acquired with an income tax base of $600,700 which is $250,000 lower than the estimated assigned acquisition costs. The extent to which distributions of income to Calloway LP Class B exchangeable unitholders may be taxed will be as is determined by agreement between Calloway and FirstPro.

7. RELATED PARTY TRANSACTIONS

A nominee of FirstPro owns or controls directly and indirectly approximately 16% of the outstanding units of Calloway prior to the acquisition and will own approximately 31% of the outstanding units after the Centres V acquisition. An officer of FirstPro is a member of the Board of Trustees of Calloway prior to the Centres V acquisition. After the Centres V acquisition FirstPro will be entitled to nominate three of the nine members of the Board of Trustees. The properties acquired from FirstPro have been recorded at the exchange amount.

It is estimated that a legal firm in which a trustee is a partner will be paid legal fees of $600 related to the acquisition and financing of the Centres V. It is estimated another trustee will be paid a fee of $338 for consulting services for the Offering.

In conjunction with the acquisition of the Centres V, Calloway will enter into property management agreements with FirstPro to provide for the management of the majority of the acquired properties. Calloway will also enter into certain temporary head leases with FirstPro relating to specific tenants who have entered into lease agreements, but whose space is not yet available for occupancy.

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars except unit and per unit amounts)

8. COMMITMENTS

Calloway will directly and indirectly enter into development agreements with FirstPro for the development of the Centres V Undeveloped Lands. The estimated commitments payable by Calloway under the agreements are $553,000.

CALLOWAY REAL ESTATE INVESTMENT TRUST
SCHEDULE 1 TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)
(In thousands of dollars)

CENTRES V COMBINED SCHEDULES OF NET OPERATIONS

Three Months Ended March 31, 2005

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 9,504	$ 2,709	$ 13,546	$ 25,759
Expenses				
Property operating costs	3,295	822	4,524	8,641
Amortization of deferred expenses	372	154	1,211	1,737
	3,667	976	5,735	10,378
Net operations	$ 5,837	$ 1,733	$ 7,811	$ 15,381

Year Ended December 31, 2004

	Centres V Phase I $	Centres V Phase II $	Centres V Phase III $	Centres V Combined $
Rental revenue from income properties	$ 32,697	$ 8,675	$ 51,172	$ 92,544
Expenses				
Property operating costs	10,994	2,366	16,082	29,442
Amortization of deferred expenses	1,461	592	5,120	7,173
	12,455	2,958	21,202	36,615
Net operations	$ 20,242	$ 5,717	$ 29,970	$ 55,929

Schedules of Combined Net Operations of

CENTRES V PHASE I

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT

To the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships

We have audited the schedules of combined net operations, as defined in note 2(a), of Centres V Phase I for the years ended December 31, 2004 and 2003. This financial information is the responsibility of Centres V Phase I's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these schedules of combined net operations present fairly, in all material respects, the results of the combined net operations of Centres V Phase I for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 29, 2005

CENTRES V PHASE I

Schedules of Combined Net Operations

	Three months ended March 31, 2005	Three months ended March 31, 2004	Years ended December 31, 2004	Years ended December 31, 2003
	(Unaudited)	(Unaudited)		
Rental revenue from income properties	$ 9,504,077	$ 7,619,378	$ 32,696,772	$ 17,730,266
Expenses:				
Property operating costs	3,294,809	2,815,926	10,993,659	6,354,442
Amortization of deferred expenses	372,215	303,323	1,461,191	476,985
	3,667,024	3,119,249	12,454,850	6,831,427
Net operations	$ 5,837,053	$ 4,500,129	$ 20,241,922	$ 10,898,839

See accompanying notes to schedules of combined net operations.

CENTRES V PHASE I

Notes to Schedules of Combined Net Operations

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003

---

1. Basis of presentation:

These schedules of combined net operations (the "schedules") are financial schedules prepared for inclusion in a management information circular for a proposed acquisition that includes a 100% freehold interest in five shopping centres, a 60% freehold interest in two shopping centres and a 40% leasehold and 60% freehold interest in one shopping centre by Calloway Real Estate Investment Trust ("Calloway") from Wal-Mart-First Pro Realty Co-ownerships (the "Co-ownerships").

The schedules combine the net operations, as defined in note 2(a), of eight shopping centres ("Centres V Phase I"), listed below, that Calloway anticipates purchasing from the Co-ownerships. Centres V Phase I is not a legal entity and the information used to prepare the schedules has been derived from records specific to the properties to be sold to Calloway. The schedules may not necessarily reflect the net operations in future periods, nor do they necessarily reflect the net operations that would have been realized had Centres V Phase I been a stand-alone entity during the years presented.

This information is provided to assist the reader in determining the relative impact of each property on the financial results for the periods presented. The net leased and occupied areas increased period to period as construction was completed on units and tenants occupied said units.

		Net leased and occupied area (square feet) representing 100% interest			
	Interest to be acquired	Three months ended March 31, 2005	Three months ended March 31, 2004	Years ended December 31, 2004	Years ended December 31, 2003
		(Unaudited)	(Unaudited)		
Calgary South East Centre	100%	215,399	212,861	212,861	201,025
Etobicoke Centre	100%	289,670	265,637	289,670	255,494
Mississauga West Centre	60%	271,112	238,998	264,623	110,219
Montreal North Centre	100%	196,352	194,346	196,352	180,014
New Westminster Centre	100%	192,118	131,770	161,838	131,770
Pickering Centre	60%	524,127	469,785	524,127	361,825
Prince George Centre	100%	179,248	151,206	174,252	138,556
Scarborough Morningside Centre	100%	220,839	176,187	220,839	176,187
		2,088,865	1,840,790	2,044,562	1,555,090

2. Significant accounting policies:

(a) General:

The schedules have been prepared in accordance with Canadian generally accepted accounting principles. The schedules present the combined net operations prior to amortization of income properties, general and administrative expenses, capital taxes, interest expense and income taxes. Additionally, all costs and revenue associated with the undeveloped lands and lands under development of Centres V Phase I have been excluded. As these properties are multi phased developments, costs are capitalized until the phase is considered substantially complete subject to a predetermined time limit, at which point the phase is considered income-producing property.

Rental revenue from income properties includes base and percentage rent, operating cost recoveries, parking and other incidental tenant charges.

Property operating costs include property taxes, utilities, insurance, repairs and maintenance, property management fees and other expenses directly related to the operation of properties.

(b) Use of estimates:

The preparation of the schedules requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the periods. Actual amounts could differ from those estimates.

(c) Revenue recognition:

Rental revenue from income properties is recognized once a phase of the property is considered substantially complete. Rentals from income properties are recognized as revenue over the term of the related lease agreements. All rent steps in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Recoveries from tenants for property taxes, utilities, insurance and other operating costs are recognized as revenue in the period the applicable costs are incurred.

(d) Deferred expenses:

Deferred tenant inducements and leasing expenses are amortized on a straight-line basis over the term of the related lease agreements.

3. Related party transactions:

First Professional Development Group II Inc. ("First Professional") is related to one of the co-owners of the Co-ownerships and acts as property manager to Centres V Phase I. Property operating costs include management fees paid to First Professional for property management services which were recorded at amounts specified in the management agreement. In addition, First Professional earned fees for leasing which were recorded at the exchanged amount and amortized over the lease term.

	Three months ended March 31,		Years ended December 31,	
	2005	2004	2004	2003
	(Unaudited)			
Management fees	$ 177,357	$ 146,045	$ 634,568	$ 335,068
Leasing fees	48,873	165,424	391,414	410,929

First Professional also earns fees from the Co-ownerships for acting as development manager of Centres V Phase I.

4. Economic dependence:

Rental revenue derived from one retailer, who is related to one of the co-owners of the Co-ownerships, represents approximately the following percentages:

	Three months ended March 31,		Years ended December 31,	
	2005	2004	2004	2003
	(Unaudited)			
Revenue derived from one retailer	42.97%	45.51%	47.00%	53.65%

5. Subsequent events:

The Co-ownerships have entered into an agreement to sell the following interests in the Centres V Phase I properties: a 100% freehold interest in five shopping centres, a 60% freehold interest in two shopping centres and a 40% leasehold and 60% freehold interest in one shopping centre to Calloway for approximately $402.8 million. The sale price will be satisfied by a vendor take-back mortgage of approximately $20.2 million and cash consideration for the balance. Currently, one of the co-owners of the Co-ownerships owns approximately 16.3% of the issued and outstanding units of Calloway.

Schedules of Combined Net Operations of

CENTRES V PHASE II

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT

To the Co-owners of the Wal-Mart-First Pro Realty Co-ownerships

We have audited the schedules of combined net operations, as defined in note 2(a), of Centres V Phase II for the years ended December 31, 2004 and 2003. This financial information is the responsibility of Centres V Phase II's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these schedules of combined net operations present fairly, in all material respects, the results of the combined net operations of Centres V Phase II for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 29, 2005

CENTRES V PHASE II

Schedules of Combined Net Operations

	Three months ended March 31, 2005	Three months ended March 31, 2004	Years ended December 31, 2004	Years ended December 31, 2003
	(Unaudited)	(Unaudited)		
Rental revenue from income properties	$ 2,709,374	$ 2,005,540	$ 8,675,131	$ 5,481,580
Expenses:				
Property operating costs	822,235	592,281	2,366,367	1,524,114
Amortization of deferred expenses	153,934	91,061	591,698	327,501
	976,169	683,342	2,958,065	1,851,615
Net operations	$ 1,733,205	$ 1,322,198	$ 5,717,066	$ 3,629,965

See accompanying notes to schedules of combined net operations.

CENTRES V PHASE II

Notes to Schedules of Combined Net Operations

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003

1. Basis of presentation:

These schedules of combined net operations (the "schedules") are financial schedules prepared for inclusion in a management information circular for a proposed acquisition by Calloway Real Estate Investment Trust ("Calloway") that includes a 40% interest in five shopping centres from Wal-Mart-First Pro Realty Co-ownerships (the "Co-ownerships").

The schedules combine the net operations, as defined in note 2(a), of the shopping centres ("Centres V Phase II"), listed below, that Calloway anticipates purchasing from the Co-ownerships. Centres V Phase II is not a legal entity and the information used to prepare the schedules has been derived from records specific to the properties to be sold to Calloway. The schedules may not necessarily reflect the net operations in future periods, nor do they necessarily reflect the net operations that would have been realized had Centres V Phase II been a stand-alone entity during the years presented.

This information is provided to assist the reader in determining the relative impact of each property on the financial results for the periods presented. The net leased and occupied areas increased period to period as construction was completed on units and tenants occupied said units.

		Net leased and occupied area (square feet) representing 100% interest			
	Interest to be acquired	Three months ended March 31, 2005	Three months ended March 31, 2004	Years ended December 31, 2004	Years ended December 31, 2003
		(Unaudited)			
Bolton Centre	40%	183,183	109,639	183,183	–
Regina East Centre	40%	370,574	289,702	316,710	283,270
Saint-Constant Centre	40%	281,874	269,680	268,620	264,677
Whitby North Centre	40%	231,771	166,855	230,565	147,965
Winnipeg Southwest Centre	40%	413,556	381,637	402,883	376,641
		1,480,958	1,217,513	1,401,961	1,072,553

2. Significant accounting policies:

(a) General:

The schedules have been prepared in accordance with Canadian generally accepted accounting principles. The schedules present the combined net operations prior to amortization of income properties, general and administrative expenses, capital taxes, interest expense and income taxes. Additionally, all costs and revenue associated with the undeveloped lands and lands under development of Centres V Phase II have been excluded. As these properties are multi phased developments, costs are capitalized until the phase is considered substantially complete subject to a predetermined time limit, at which point the phase is considered income-producing property.

Rental revenue from income properties includes base and percentage rent, operating cost recoveries, parking and other incidental tenant charges.

Property operating costs include property taxes, utilities, insurance, repairs and maintenance, property management fees and other expenses directly related to the operation of properties.

(b) Use of estimates:

The preparation of the schedules requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the periods. Actual amounts could differ from those estimates.

(c) Revenue recognition:

Rental revenue from income properties is recognized once a phase of the property is considered substantially complete. Rentals from income properties are recognized as revenue over the term of the related lease agreements. All rent steps in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Recoveries from tenants for property taxes, utilities, insurance and other operating costs are recognized as revenue in the period the applicable costs are incurred.

CENTRES V PHASE II

Notes to Schedules of Combined Net Operations (continued)

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003

---

2. Significant accounting policies (continued):

(d) Deferred expenses:

Deferred tenant inducements and leasing expenses are amortized on a straight-line basis over the term of the related lease agreements.

3. Related party transactions:

First Professional Development Group II Inc. ("First Professional") is related to one of the co-owners of the Co-ownerships and acts as property manager to Centres V Phase II. Property operating costs include management fees paid to First Professional for property management services which were recorded at amounts specified in the management agreement. In addition, First Professional earned fees for leasing which were recorded at the exchanged amount and amortized over the lease term.

	Three months ended March 31,		Years ended December 31,	
	2005	2004	2004	2003
	(Unaudited)			
Management fees	$ 38,476	$ 40,524	$ 179,012	$ 113,856
Leasing fees	55,397	33,581	126,825	148,174

First Professional also earns fees from the Co-ownerships for acting as development manager of Centres V Phase II.

4. Economic dependence:

Rental revenue derived from one retailer, who is related to one of the co-owners of the Co-ownerships, represents approximately the following percentage:

	Three months ended March 31,		Years ended December 31,	
	2005	2004	2004	2003
	(Unaudited)			
Revenue derived from one retailer	27.5%	35.6%	33.4%	33.7%

CENTRES V PHASE II

Notes to Schedules of Combined Net Operations (continued)

Three months ended March 31, 2005 and 2004 (unaudited)
and years ended December 31, 2004 and 2003

---

5. Subsequent events:

The Co-ownerships have entered into an agreement to sell Centres V Phase II and connected undeveloped land to Calloway for approximately $114.9 million. The sale price will be satisfied by a vendor take-back mortgage of approximately $3.0 million and cash consideration for the balance. Currently, one of the co-owners of the Co-ownerships owns approximately 16.3% of the issued and outstanding units of Calloway.

CENTRES V PHASE III

SCHEDULE OF COMBINED NET OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2003

The Sacks Partnership

CHARTERED ACCOUNTANTS

The Sacks Partnership

CHARTERED ACCOUNTANTS

"Developers of Creative Solutions"

-AUDITORS' REPORT-

To the Owners of
Centres V Phase III

We have audited the schedule of combined net operations, as defined in Note 2 (i), of Centres V Phase III for the years ended December 31, 2004 and 2003. This financial information is the responsibility of Centres V Phase III's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the schedule of combined net operations presents fairly, in all material respects, the results of the combined net operations of Centres V Phase III for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

The Sacks Partnership

Toronto, Ontario
May 17, 2005

Chartered Accountants

23 Lesmill Road Suite 418 Toronto Ontario M3B 3P6 Telephone (416) 444-1500 / Facsimile (416) 444-2121
www.sackspartnership.com

CENTRES V PHASE III

SCHEDULE OF COMBINED NET OPERATIONS

	Three months ended March 31,		Years ended December 31,	
	2005 (Unaudited)	2004 (Unaudited)	2004	2003
REVENUE				
Rentals	$ 13,545,670	$ 12,675,960	$ 51,171,538	$ 44,722,983
EXPENSES				
Property operating costs	4,524,146	4,169,228	16,082,465	13,967,149
Amortization of deferred costs	1,210,884	1,290,548	5,119,487	4,776,795
	5,735,030	5,459,776	21,201,952	18,743,944
NET OPERATIONS	$ 7,810,640	$ 7,216,184	$ 29,969,586	$ 25,979,039

The Sacks Partnership

CHARTERED ACCOUNTANTS

See accompanying notes.

CENTRES V PHASE III

NOTES TO SCHEDULE OF COMBINED NET OPERATIONS

Years ended December 31, 2004 and 2003
(Information for the three month periods ended March 31, 2005 and 2004 is unaudited)

1. **Basis of presentation:**

   The schedule of combined net operations ("Schedule") is prepared for inclusion in a management information circular of Calloway Real Estate Investment Trust ("Calloway") for a proposed acquisition that includes these nineteen real estate properties (See Note 5).

   This schedule combines the net operations, as defined in Note 2 (i), of the nineteen real estate properties listed below ("Centres V Phase III") which Calloway intends to acquire or lease from the owners.

   Centres V Phase III is not a legal entity and the information used to prepare this schedule has been obtained from records specific to each of the Centres V Phase III properties.

   The following are the Centres V Phase III properties included in the schedule of combined net operations. This information is provided to assist the reader in determining the relative impact of each property on the financial results for the years presented. Several properties were under construction and the net leased and occupied areas increased from period to period as units were leased.

		Net leased and occupied area (sq. ft.) - At 100%			
	Percentage to be sold/leased (Note 5)	March 31, 2005	March 31, 2004	December 31, 2004	December 31, 2003
Brampton East Walmart Centre	100 %	227,055	227,055	227,055	227,055
Markham Woodside Centre	50 %	325,611	325,801	325,597	325,801
Markham Woodside Centre Phase II	50 %	13,500	-	13,500	-
Vaughan Walmart Centre	85 %	129,066	129,066	129,066	129,066
Woodbridge - Piazza Del Sol	35 %	409,257	367,881	409,257	367,881
Barrie South Walmart Centre	100 %	342,158	359,137	347,804	324,364
Cambridge Walmart Centre	100 %	504,381	512,093	518,080	512,093
Chatham Walmart Centre	50 %	237,248	-	235,816	-
Hanover Walmart Centre	100 %	5,002	5,002	5,002	5,002
Kenora Walmart Centre	50 %	80,881	-	-	-
London North Walmart Centre	50 %	235,029	227,924	248,892	145,444
Midland Walmart Centre	100 %	5,789	5,789	5,789	5,789
Ottawa Walmart Centre	50 %	486,127	486,127	486,127	486,127
Renfrew Walmart Centre	100 %	9,471	-	9,471	-
Laval West Walmart Centre	50 %	549,362	524,554	544,575	514,150
Montreal Decarie Walmart Centre	50 %	224,724	224,724	220,696	210,371
Drummondville Walmart Centre	100 %	33,100	22,761	33,100	-
Hull Walmart Centre	49.9 %	240,627	240,928	240,627	240,928
Halifax - Bayers Lake Power Centre	51 %	155,377	155,377	155,377	155,377
		4,213,765	3,814,219	4,155,831	3,649,448

2. Significant accounting policies:

(i) General:

The schedule of combined net operations of Centres V Phase III has been prepared in accordance with Canadian generally accepted accounting principles.

The schedule presents the combined net operations prior to amortization of income properties, general and administrative expenses, capital taxes, interest expense and income taxes. Additionally, all costs and revenue associated with undeveloped land and land under development have been excluded.

Rental revenue from income properties includes base and percentage rent, operating cost recoveries, and other incidental tenant charges.

Property operating costs include property taxes, utilities, insurance, repairs and maintenance, property management fees and other expenses directly related to the operation of income properties.

(ii) Revenue recognition:

Rentals from income properties are recognized when tenants of each unit of multi-phased developments take occupancy. Rentals from income properties are recognized as revenue on a straight-line basis over the term of the respective leases. Recoveries from tenants for property taxes, utilities, insurance and other operating costs are recognized as revenues in the year the applicable costs are incurred.

Effective January 1, 2004, the accounting policy for recognizing rental revenue was changed. Previously, rental revenue was recorded based on the amounts contractually due under the lease agreements. As a result of this change in accounting policy, the following additional amounts were included in rental revenue:

Year ended December 31, 2004	$ 1,182,482
Three months ended March 31, 2004	$ 284,327
Three months ended March 31, 2005	$ 277,627

(iii) Deferred costs:

Deferred costs include financing fees, leasing fees and tenant inducements.

Deferred tenant inducements and leasing fees are amortized on a straight-line basis over the terms of the related lease agreements, while deferred financing fees are amortized on a straight-line basis over five years.

2. **Significant accounting policies (cont'd):**

(iv) **Use of estimates:**

The preparation of financial information in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of revenues and expenses during the reported periods. Actual amounts could differ from these estimates.

3. **Related party transactions:**

Property management and leasing fees, which are recorded at the exchange amount, were paid with respect to some of Centres V Phase III properties to a company controlled by one of the owners of Centres V Phase III. Management fees are included in property operating costs while leasing fees are included in deferred costs and amortized over the terms of the related lease agreements.

	March 31,		December 31,	
	2005	2004	2004	2003
Management fees	$ 200,303	$ 126,359	$ 714,633	$ 463,779
Leasing fees	$ 94,909	$ 62,232	$ 627,731	$ 847,323

4. **Economic dependence:**

Rental revenue derived from one retailer represents approximately the following percentages of total rental revenue:

	March 31,		December 31,	
	2005	2004	2004	2003
Revenue from retailer	22 %	20 %	20 %	22 %

5. **Subsequent event:**

On May 11, 2005, First Pro Group of Companies, on behalf of the owners and certain other parties, entered into a conditional agreement with Calloway to purchase the freehold and leasehold interests in various retail properties, including the nineteen retail properties included in this financial information.

SCHEDULE C

VALUATIONS & FAIRNESS OPINION



RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

June 7, 2005

The Special Committee of the Board of Trustees
Calloway Real Estate Investment Trust
310, 855 – 8th Avenue SW
Calgary, Alberta
T2P 3P1

To the Special Committee:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Calloway Real Estate Investment Trust ("Calloway" or the "Trust") has entered into an agreement (the "FP Agreement") with the FirstPro Group of Companies and affiliated entities which are controlled directly or indirectly by Mr. Mitchell Goldhar (collectively "FirstPro") dated May 11, 2005 to acquire (the "FP Acquisition") the following properties (the "FirstPro Properties") from FirstPro: (i) interests in 30 shopping centres (the "FP Income Properties"), including 27 properties on a freehold basis (the "FP Freehold Properties") and 3 properties by way of prepaid land leases (the "FP Leasehold Properties"); (ii) undeveloped lands with future development potential adjacent to 10 of the FP Income Properties, where FirstPro will take all development risk and sell the completed properties to Calloway upon completion (the "Earn-Out Lands"); and (iii) development properties for 13 new shopping centres plus undeveloped land adjacent to 10 of the FP Income Properties where Calloway will complete the developments on its own account (the "Development Lands").

RBC understands that under the terms of the FP Acquisition the consideration to be paid by the Trust at closing will be approximately $850 million comprising of: (i) approximately $237 million in cash; (ii) approximately $345 million in assumed mortgage debt (including a $22 million mark to market); (iii) $250 million through the issuance of 12.59 million units of a limited partnership ("Calloway LP") created to facilitate the Acquisitions (the "Class B Units") and an equal number of special voting units (the "SV Units"); and (iv) approximately $18 million of zero-coupon mortgages to be held by FirstPro representing the purchase price of certain of the Earn-Out Lands (the "FirstPro VTBs"). The Class B Units are entitled to equivalent distributions to the units of the Trust (the "Units") and each Class B Unit, combined with an SV Unit, is exchangeable into a Unit at the option of the holder. The SV Units are each entitled to one vote at any meeting of the holders of the Units (the "Unitholders"). RBC also understands that Calloway has entered into an agreement with Wal-Mart Canada Realty Inc. ("Wal-Mart") dated April 19, 2005 (the "Wal-Mart Agreement") to acquire Wal-Mart's 60% interest in 8 shopping centres including undeveloped lands with development potential located adjacent to the centres (the "Wal-Mart Acquisition") for consideration of approximately $284 million comprising of: (i) approximately $271 million in cash; and (ii) approximately $13 million in zero-coupon mortgages to be held by Wal-Mart representing the purchase price of the development lands adjacent to the Wal-Mart properties. The FP Freehold Properties include FirstPro's 40% interest in 5 of the 8 Wal-Mart properties, while the FP Leasehold Properties include a leasehold interest in FirstPro's 40% interest in one of the 8 properties. The Earn-Out Lands include the undeveloped lands attached to all six of the Wal-Mart properties in which FirstPro's interest is included in the

FirstPro Properties. Calloway intends to fund the cash component of the FP Acquisition and Wal-Mart Acquisition (collectively the "Acquisitions") and closing costs with new unsecured debt of $175 million, new mortgage debt of $154 million, proceeds from a $175 million private placement (the "Private Placement"), announced June 2, 2005, of subscription receipts exchangeable for Units upon closing of the Acquisitions, and proceeds from an additional future equity issuance.

RBC also understands that: (i) FirstPro owns 6.05 million Units or approximately 16.4% of the currently outstanding Units, which could increase to approximately 25.8% based on earn-out provisions under previous development agreements; (ii) immediately following the Acquisitions and the associated equity financings, FirstPro will own, directly or indirectly, approximately 18.64 million Units and Class B Units (together with an equal number of SV Units) or approximately 30.9% of the outstanding Units and Class B Units combined; and (iii) upon completion of each of the developments on the Earn-Out Lands and Development Lands, FirstPro will have the option to receive as partial payment or subscribe for cash for an additional 8.0 million Units or Class B Units (together with an equal number of SV Units) in the aggregate, at a fixed price of $20.10 per Unit or combined Class B Unit and SV Unit. If the option to subscribe for or receive all of these 8.0 million Units or Class B Units (together with an equal number of SV Units) is exercised, FirstPro's ownership would increase to 42.9% of the combined Units and Class B Units, on a proforma basis. FirstPro will also have the right to terminate the leases on the FP Leasehold Properties in certain circumstances. FirstPro will also acquire certain governance rights with respect to Calloway regarding the ability to nominate a certain number of trustees and minimum voting rights under certain circumstances.

The terms of the Acquisitions will be more fully described in a management information circular (the "Circular"), which will be mailed to Unitholders in connection with the Acquisitions.

RBC also understands that a committee (the "Special Committee") of the board of trustees of Calloway (the "Board") who are independent of FirstPro has been constituted to consider the FP Acquisition and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the FP Acquisition is a "related party transaction" within the meaning of Rule 61-501 of the Ontario Securities Commission and Quebec Securities Commission Policy Statement Q-27 (collectively, the "Policies"). The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the FP Acquisition, including the preparation and delivery to the Special Committee of formal valuations of the FirstPro Properties (the "FirstPro Properties Valuation") and the non-cash consideration (the "Non-Cash Consideration") being paid to FirstPro under the FP Acquisition (the "Non-Cash Consideration Valuation", collectively the "Valuations") in accordance with the requirements of the Policies, and RBC's opinion as to the fairness to Calloway, from a financial point of view, of the consideration to be paid by Calloway under the FP Acquisition (the "Fairness Opinion"). The Valuations and Fairness Opinion have been prepared in accordance with the guidelines of the Investment Dealers Association of Canada.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in April 2005, and RBC was formally engaged by the Special Committee through an agreement between the Trust and RBC (the "Engagement Agreement") dated May 10, 2005. The terms of the Engagement Agreement provide that RBC is to be paid $1,500,000 for the Valuations and Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Trust in certain circumstances. RBC consents to the inclusion of the Valuations and Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Trust with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Trust, FirstPro, or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Trust, FirstPro, or any of their respective associates or affiliates, within the past two years, other than RBC's participation in the following financings of Calloway. RBC was a co-manager of the Private Placement, a public offering of $101 million of Units and $55 million of convertible unsecured subordinated debentures of Calloway in April 2004 and a public offering of $150 million in Units in January 2004.

There are no understandings, agreements or commitments between RBC and the Trust, FirstPro, or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Trust, FirstPro, or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuations or the Fairness Opinion or the successful outcome of the FP Acquisition. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides banking services to FirstPro in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Trust and, from time to time, may have executed or may execute transactions on behalf the Trust, FirstPro or any of their respective associates or affiliates or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Trust or the FP Acquisition.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Valuations and the Fairness Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with our Valuations and Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft, dated June 3, 2005, of the Circular (the "Draft Circular");
2. the FP Agreement;
3. the Wal-Mart Agreement;
4. audited financial statements of the Trust for each of the three years ended December 31, 2002, 2003 and 2004;
5. the unaudited interim report of the Trust for the quarter ended March 31, 2005;
6. annual reports of the Trust for each of the two years ended December 31, 2002 and

2003;

7. supplemental financial and operating information for the Trust for the most recently ended fiscal year and quarter;
8. the Notice of Annual and Special Meeting of Unitholders and Management Information Circulars of the Trust for each of the two years ended December 31, 2002 and 2003;
9. annual information forms of the Trust for each of the two years ended December 31, 2003 and 2004;
10. the internal management budget of the Trust for the year ending December 31, 2005;
11. unaudited property income statements for the FP Income Properties for the two years ended December 31, 2003 and 2004;
12. internal budgets for the FP Income Properties for the year ending December 31, 2005, prepared by management of FirstPro;
13. unaudited projected cash flows for the FP Income Properties, provided by management of Calloway, for the eleven years ending May 31, 2016;
14. unaudited projected cash flows for the Development Lands prepared by management of FirstPro;
15. a summary of the appraised values of the FP Income Properties prepared by Altus Helyar and Colliers International dated June 1, 2005 ("the Appraisals");
16. current rent rolls dated May 18, 2005 for the FirstPro Properties;
17. various co-ownership agreements relating to the FirstPro Properties;
18. discussions with senior management of the Trust and FirstPro;
19. discussions with the Trust's legal counsel and auditors;
20. site visits to certain of the FirstPro Properties and properties of the Trust;
21. public information relating to the business, operations, financial performance and stock trading history of the Trust and other selected public entities considered by us to be relevant;
22. public information with respect to other transactions of a comparable nature considered by us to be relevant;
23. public information regarding the real estate industry in general and retail properties in particular;
24. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Trust and FirstPro, respectively as to the completeness and accuracy of the information upon which the Valuations and Fairness Opinion are based; and
25. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Trust or FirstPro to any information requested by RBC.

Prior Valuations

The Trust has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Trust or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Trust and FirstPro, and their consultants and advisors (collectively, the "Information"). The Valuations and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Trust have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Trust or in writing by the Trust or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuations and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Trust, its subsidiaries or the FP Acquisition and did not and does not omit to state a material fact in respect of the Trust, its subsidiaries or the FP Acquisition necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust or any if its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuations or Fairness Opinion.

A senior officer of FirstPro has represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the FirstPro Information (taken as whole) provided orally or in writing by an officer or employee of FirstPro or any of its subsidiaries to RBC for the purpose of preparing the Valuations and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the FirstPro Properties and did not and does not omit to state a material fact in respect of the FirstPro Properties necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the FirstPro Information was provided or any statement was made; and (ii) since the dates on which the FirstPro Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the FirstPro Properties and no material change has occurred in the FirstPro Information or any part thereof.

In preparing the Valuations and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the FP Acquisition will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Trust, its subsidiaries and affiliates, the FirstPro Properties and the FP Acquisition is accurate in all material respects.

The Valuations and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Trust, its subsidiaries and affiliates, and the FirstPro Properties as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Trust and FirstPro. In its analyses and in preparing the Valuations and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the FP Acquisition.

The Valuations and Fairness Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuations and Fairness Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuations or Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting either of the Valuations or Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw either of the Valuations or Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuations or Fairness Opinion. The preparation of a valuation or a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuations nor the Fairness Opinion are to be construed as a recommendation to any Unitholder as to whether to vote in favour of the Acquisitions.

Overview of Calloway

Calloway's principal business is to invest in new format retail centres which are geographically diversified. Calloway has grown through a series of acquisitions since 2002, when it owned a total of four retail properties in Calgary totaling 86,905 square feet ("sq. ft.") of gross leasable area ("GLA"), to today where it currently owns 63 commercial properties comprising 97.65% retail and 2.35% industrial by gross rental revenue with a total of 8,802,436 sq. ft. of GLA.

Overview of the FirstPro Properties

The FP Income Properties include freehold interests, ranging from 35% to 100%, in 27 new format shopping centres. The FP Income Properties also include leasehold interests, ranging from 40% to 100% in 3 new format shopping centers. The FP Income Properties have a combined owned GLA of 3.876 million square feet, and have a 0.4% vacancy rate with an average lease term of 9.6 years. Wal-Mart represents over 40% of the leased area and approximately 26.6% of leased revenues, with an average remaining term of over 15 years. Eighteen of the FP Income Properties are located in Ontario, with eight locations in the Greater Toronto Area ("GTA"). The remaining properties are spread throughout the rest of Canada.

The Earn-Out Lands comprise undeveloped lands with future development potential that are adjacent to 10 of the FP Income Properties. FirstPro is responsible for completing the development of these lands. Calloway is obligated to purchase the completed properties from FirstPro at a capitalization rate ("cap rate") of 0.125% above the cap rate at which the adjacent property was sold

to Calloway under the FP Acquisition. The estimated completed value of the developments on the Earn-Out Lands is approximately $156 million, comprising approximately 0.868 million square feet of owned GLA upon completion.

The Development Lands consist of 13 undeveloped retail sites and development lands adjacent to 10 of the FP Income Properties. Calloway is responsible for completing the development of these lands. The estimated completed value of the developments on the Development Lands is approximately $247 million, comprising approximately 1.291 million of owned GLA upon completion.

Definition of Fair Market Value

For purposes of the Valuations, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

FirstPro Properties Valuation

Valuation Methodologies

RBC's primary valuation methodology in preparing the FirstPro Properties Valuation was a net asset value ("NAV") approach, which ascribes a separate value for each category of asset, utilizing the methodology appropriate in each case.

There are five key components to the NAV of the FirstPro Properties:

i) the FP Income Properties;
ii) the Development Lands;
iii) the Earn-Out Lands;
iv) secured debt; and
v) income taxes and tax deductions.

FP Income Properties

RBC used primarily a going-in cap rate approach to the valuation of the FP Income Properties due to the stable nature of the net operating income ("NOI") resulting from the long-term leases on the properties. As a check to reasonableness of the going-in cap rate approach, RBC also utilized discounted cash flow ("DCF") analysis. The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the FP Income Properties. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

In completing its DCF analysis, RBC used the eleven year cash flow projections provided by management of Calloway for each of the FP Freehold Properties and RBC prepared thirty-five year cash flow projections for each of the FP Leasehold Properties by extending the eleven year cash flow projections provided by management of Calloway. RBC reviewed the assumptions in the projections and determined that material adjustments to the projections were not necessary. Appropriate discount rates and reversionary capitalization rates ("RCR") of NOI were selected based on precedent transactions and RBC's knowledge of current real estate pricing parameters. RBC used discount rates and RCRs in valuing the FP Income Properties as follows:

	Discount Rates	RCRs
FP Leasehold Properties	8.2% to 8.3%	N/A
FP Freehold Properties	8.0% to 10.0%	6.25% to 8.50%

The table below presents the aggregate projected unlevered free cash flows from the FP Income Properties:

FP Income Properties
Consolidated Unlevered Free Cash Flows
(C$ millions)

	Forecast for the Year Ending May 31,										
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
NOI	$51.7	$52.2	$52.7	$53.2	$53.8	$54.4	$55.3	$56.2	$57.0	$58.4	$59.5
Less: Capital Expenditures	0.3	0.3	0.3	0.3	0.3	0.4	0.5	0.5	0.5	0.5	0.5
Less: Leasing Costs	0.2	0.4	0.3	0.5	0.6	1.2	1.4	1.8	1.8	2.1	0.0
Free Cash Flow	$51.2	$51.6	$52.2	$52.5	$53.0	$52.8	$53.5	$53.9	$54.7	$55.8	$59.0

The property values resulting from the above analyses were also reviewed on the basis of price per square foot to ensure that this was also consistent with market pricing parameters. The above analyses resulted in a value for the FP Income Properties of $728.8 million to $755.3 million. Going-in cap rates for the FP Income Properties ranged between 6.40% to 7.98% with a weighted average of 6.96%.

Development Lands

RBC used a residual land value analysis approach to determine the value of the Development Lands. The development proformas provided by FirstPro were used to determine potential income and costs of each development. The residual land value was then calculated by using the appropriate cap rate on the potential net income net of a 2.5% management fee minus construction costs (including land carrying costs).

The cap rate selected for the 13 development properties was based on the appropriate going-in yields on the completed development plus a premium to compensate for the development risk. The premiums ranged from 1.50% to 2.25%, resulting in cap rates ranging from 8.75% to 9.75%. The cap rate selected for the undeveloped lands adjacent to 10 of the FP Income Properties was based on appropriate going-in yields on the completed development plus a premium to compensate for the development risk. The premiums ranged from 1.00% to 1.50%, resulting in cap rates ranging from 8.00% to 9.75%.

The above analyses resulted in a value for the Development Lands of $57.3 million to $70.1 million, which represents a mid point cap rate of 8.93% and a mid point of $49 per buildable square foot.

Earn Out Lands

The amount of future development on the Earn-out Lands is dependent upon the amount of future leasing ultimately completed and the rental rates achieved. Consistent with real estate industry practice, RBC valued the Earn-Out Lands on a price per square foot of buildable GLA. This analysis resulted in a value for the Earn-Out Lands of $35.1 million, which represents $40 per buildable square foot.

Secured Debt

The Company has mortgages secured on the FP Income Properties of approximately $323.1 million, $303.5 million of which is fixed rate and approximately $19.6 million of which is floating rate. For the fixed rate debt, the weighted average coupon rate is above market with a weighted average term of approximately 11.0 years and a weighted interest rate of approximately 6.69%. Under the FP Agreement, FirstPro and Calloway will make a mark-to-market adjustment on this debt. The current amount of the mark-to-market is $21.8 million, which RBC views as reasonable.

Income Taxes and Tax Deductions

RBC considered the tax implications of the lower historical tax basis of the FirstPro Properties resulting from the rollover of the FirstPro Properties into the Calloway LP structure. Under the FP Agreement, the impact of the lower tax basis is to be streamed to the Class B Units held by FirstPro so Unitholders achieve the same tax deferral as if the FirstPro Properties were acquired with full tax basis. As a result, RBC has not adjusted the value of the FirstPro Properties as a result of the lower historical tax basis.

Summary

The following table summarizes RBC's valuation of the FirstPro Properties:

(C$ millions)	Low	High
FP Income Properties	$728.8	$755.3
Development Lands	57.4	70.1
Earn-out Lands	35.1	35.1
	$821.3	$860.5

Sensitivity Analysis

In completing the FirstPro Properties Valuation, RBC principally performed a sensitivity analyses on going-in cap rates. Sensitivities to changes in rental rates and occupancy were not considered meaningful given the fully leased nature of the FP Income Properties and the long-term leases in place. A change of 0.25% in going-in cap rates changes the value of the FP Income Properties by $24.8 million and the Development Lands by $6.3 million. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the NAV approach.

Valuation Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the FirstPro Properties is in the range of $821.3 million to $860.5 million.

Non-Cash Consideration Valuation

The Non-Cash Consideration includes: (i) the Class B Units and SV Units; (ii) the FirstPro VTBs; (iii) the option value relating to the entitlement of FirstPro to receive Units or Class B Units (together with an equal number of SV Units) with respect to the Development Lands and the Earn-Out Lands at fixed prices in the future; and (iv) the obligation of Calloway to acquire the completed properties under the Earn-Out Lands at a fixed cap rate in the future. RBC also considered whether

the governance rights granted to FirstPro under the FP Agreement should be valued as part of the Non-Cash Consideration Valuation. RBC concluded that it would not be possible to quantify any value for the governance rights, however RBC considered the governance rights, as well as FirstPro's ownership position in Calloway upon completion of the FP Acquisition and of FirstPro exercising its options to receive or subscribe for Units or Class B Units (together with an equal number of SV Units) upon completion of the Earn-Out Lands and Developments Lands respectively, as further described below. RBC also considered whether the governance rights and FirstPro's increased ownership position in Calloway increased the value of Calloway's existing Units. RBC concluded that given FirstPro's existing governance rights and ownership position of Calloway, no additional value should be attributed to FirstPro's existing Units resulting from the FP Acquisition.

Class B Units and SV Units

In assessing the Class B Units and SV Units offered as consideration under the FP Acquisition, RBC considered both the market trading value of the Units and an en-bloc valuation of the Units. RBC concluded that in addition to market trading value an en-bloc approach to valuation was appropriate given FirstPro's potential 42.9% ownership on completion of the Acquisitions and on completion of the developments on the Earn-Out Lands and the Developments Lands along with the governance rights associated with the FP Agreement. Although FirstPro could not deliver 100% of the Trust to a potential purchaser, FirstPro could exert significant influence over when an en-bloc sale might occur.

The average trading prices of the Units on the Toronto Stock Exchange over various periods of time, ending June 6, 2005 are shown below:

(in C$ millions, except per Unit amounts)	Units	Value of Class B Units [1]
Close	$20.43	$257.3
5-Day Weighted Average	20.44	257.4
10-Day Weighted Average	20.42	257.2
20-Day Weighted Average	20.15	253.8
30-Day Weighted Average	19.86	250.1

Note:
(1) Based on the number of Class B Units issued to FirstPro.

In addition the Private Placement was priced at an effective price of $19.85 per Unit, which represents a benchmark for a price at which a large block of Units could be sold on that date.

In determining potential en-bloc value of the Units, RBC principally relied upon an estimate of the NAV of Calloway based on the implied cap rate of Calloway's properties, compared to the cap rates in precedent transactions for properties comparable to those owned by Calloway. RBC concluded that the market value of the Units was at or above the estimated NAV of Calloway.

RBC also reviewed the trading multiples of public entities involved in the real estate industry generally, and retail property entities in particular, as compared to the trading multiples of the Units. RBC concluded that most Canadian REITs are currently trading at or slightly above their NAV.

Finally, RBC analyzed the ability of likely third party purchasers to acquire 100% of Calloway and the price that they could pay based on certain assumptions. RBC's analysis concluded that a third party purchaser could pay only a modest premium to current market prices of the Units.

The above analyses, resulted in a value for the Class B Units and SV Units to be received by

FirstPro in a range from $19.85 to $21.00 per combined Class B Unit and SV Unit, or $250.0 million to $264.5 million in the aggregate.

FirstPro VTBs

In determining the value of the FirstPro VTBs, RBC calculated the present value of the cash flows to be paid under the FirstPro VTBs over the expected term to maturity discounted at the appropriate rate to reflect risk associated with that cash flow. RBC assumed a weighted average term of two years, based on the average expected time to complete the developments on the Earn-Out Lands, and a discount rate of 8.0% to 10.0%.

Based upon the above analysis, RBC valued the FirstPro VTBs in a range of $14.6 to $15.1 million.

Option on Issuance of Units

In connection with the completion of developments on the Development Lands and Earn-Out Lands, FirstPro has an option to subscribe for or receive up to 8.0 million additional Units or Class B Units (together with an equal number of SV Units) at a fixed price of $20.10 per Unit or combined Class B Unit and SV Unit. The value of this option (the "Unit Option") was determined using an option pricing model, with assumptions regarding volatility of the Units, term of the Unit Option, risk-free rate and expected distribution growth of the Units.

Based upon the above analysis, RBC valued the Unit Option in a range of $7.3 million to $11.8 million

Purchase of Completed Properties on Earn-Out Lands

RBC considered whether any value should be attributed to Calloway's obligation to purchase the completed properties under the Earn-Out Lands. RBC considered these obligations to be equivalent to a forward sale. RBC concluded that the 0.125% cap rate premium inherent in these obligations appropriately compensates for the forward sale nature of the obligations, hence RBC did not include any value in the Non-Cash Consideration for the purchase of completed properties on the Earn-Out Lands.

Summary

The following table summarizes RBC's valuation of the Non-Cash Consideration:

(C$ millions)	Low	High
Class B Units	$250.0	$264.5
FirstPro VTBs	14.6	15.1
Unit Option	7.3	11.8
	$271.9	$291.4

Valuation Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Non-Cash Consideration is in the range of $271.9 million to $291.4 million.

Fairness Opinion

Factors Considered

In considering the fairness to Calloway, from a financial point of view, of the consideration to be paid by Calloway under the FP Acquisition, RBC considered and relied on the following: (i) a comparison of the consideration to be paid for the FirstPro Properties by Calloway pursuant to the FP Acquisition to RBC's valuation of the FirstPro Properties; (ii) an analysis of the financial impact of the FP Acquisition on Calloway; and (iii) whether the FP Acquisition should be considered a "change of control" of Calloway due to the increased ownership and governance rights of FirstPro resulting from the FP Acquisition and whether Unitholders should therefore receive "en bloc" value for their Units.

Comparison of Consideration under the FP Acquisition to the Value of the FirstPro Properties

The total consideration under the FP Acquisition comprising cash, assumed debt (including mark to market) and the Non-Cash Consideration is shown below:

(C$ millions)	Low	High
Cash	$237.1	$237.1
Assumed Mortgages	323.1	323.1
Mark to Market	21.8	21.8
Non-Cash Consideration	271.9	291.4
	$853.9	$873.4

The range of fair market values of the consideration under the FP Acquisition of $853.9 million to $873.4 million overlaps with the fair market value range of the FirstPro Properties of $821.3 million to $860.5 million.

Financial Impact of the Acquisition on Calloway

Based on the projected cash flows of the FirstPro Properties and the consideration to be paid under the FP Acquisition, the FP Acquisition is expected to be accretive to Calloway's recurring distributable income, funds from operation ("FFO"), and adjusted FFO per Unit in 2005 on a pro forma basis.

Change of Control

FirstPro currently owns approximately 16.4% of the Units, which could increase to approximately 25.8% based on earn-out provisions under previous development agreements. Upon completion of the Acquisitions, FirstPro will own approximately 30.9% of the combined Units and Class B Units which could increase to approximately 42.9% of the combined Units and Class B Units if FirstPro's options to receive or subscribe for Units or Class B Units (together with an equal number of SV Units) with respect to developments on the Earn-Out Lands and the Development Lands are fully exercised. A holder of more than 33.33% of the Units would be able to prevent an acquisition of 100% of the Units due to the voting provisions under Calloway's Declaration of Trust, hence Unitholders might expect that any transaction enabling a single Unitholder to achieve greater than 33.33% ownership of the Units, should generate cash flows and distributions on the Units enabling them to trade in the market at a value within a range of what a purchaser of 100% of the Units, prior

to the Acquisition, would likely pay. RBC concluded that given the current trading levels of the Units, the accretion expected from the Acquisitions and the trading multiples of other comparable REITs, it was reasonable to expect that, upon completion of the Acquisitions, the Units could trade within a range of what a purchaser of 100% of the Units, prior to the Acquisitions, would likely pay.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid by Calloway under the FP Acquisition is fair, from a financial point of view, to Calloway.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

SCHEDULE D

VALUATOR'S CONSENT

We refer to our formal valuations and fairness opinion dated June 7, 2005, which we prepared for the special committee of the board of trustees of Calloway Real Estate Investment Trust ("Calloway") for the acquisition by Calloway of 30 retail properties and certain undeveloped land from the FirstPro Group of Companies. We consent to the filing of the formal valuations and fairness opinion with the Ontario Securities Commission and the inclusion of a summary of the formal valuations and fairness opinion in the Management Information Circular of Calloway dated June 9, 2005.

Dated this 9th day of June, 2005.

"signed" RBC Dominion Securities Inc.

SCHEDULE E

APPRAISERS' CONSENTS

We refer to our formal appraisal dated June 3, 2005, which we prepared for Calloway Real Estate Investment Trust for its acquisition of 28 retail properties from the FirstPro Group of Companies and Wal-Mart Canada Realty Inc. We consent to the filing of the formal appraisal with the Ontario Securities Commission and the inclusion of a summary of that formal appraisal in the Management Information Circular of Calloway dated June 9, 2005.

Dated this 9th day of June, 2005.

Altus Helyar
Division of Altus Group Limited

Per: *"signed"*
Lou Iafrate
Manager, Valuations

We refer to our formal appraisal dated May 31, 2005, which we prepared for Calloway Real Estate Investment Trust for its acquisition of 7 retail properties and certain undeveloped land from the FirstPro Group of Companies and Wal-Mart Canada Realty Inc. We consent to the filing of the formal appraisal with the Ontario Securities Commission and the inclusion of a summary of that formal appraisal in the Management Information Circular of Calloway dated June 9, 2005.

Dated this 9th day of June, 2005.

Colliers International

Per: *"signed"*
Liam Brunner, B.Ecom., AACI, P.App.
Director Valuation and Realty Tax Services

Per: *"signed"*
Chris M. Marlyn, AACI, P.App.
Managing Director, Calgary

RECEIVED
2005 DEC 21 A 6:15

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS OF UNITS
to be held on July 7, 2005

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Unitholders") of units ("Units") of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") will be held in the Quebec Room, Main Mezzanine Level, Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario, on July 7, 2005 at 9:00 a.m. (Toronto time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditor's report thereon;
2. To fix the number of trustees to be elected at the Meeting at not more than 9;
3. To elect the persons named as proposed trustees in the Management Information Circular accompanying this notice as trustees of the Trust for the ensuing year;
4. To appoint Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;
5. To consider and, if thought advisable, to approve and adopt, with or without modification, a resolution approving a deferred unit plan for the Trust, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting;
6. To consider and, if thought advisable, to approve and adopt, with or without modification, a resolution approving: (i) the acquisition (the "Acquisition") by Calloway of interests in 35 retail shopping centres and adjacent undeveloped lands (the "Centres") and 10 parcels of development lands (the "Development Lands" and together with the Centres, the "Centres V") from First Professional Realty Inc. and affiliated entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), Wal-Mart Canada Realty Inc. and other minority owners (collectively, the "Vendors"); (ii) the issuance to the Vendors (except Wal-Mart) of up to 12.6 million class B units of a limited partnership to be set up by Calloway, each of which will be convertible into Units at the option of the holder; (iii) the creation and issuance to the Vendors (except Wal-Mart) of 12.6 million special voting units of Calloway ("Special Voting Units"); (iv) in connection with additional developments on the Centres V, the reservation of up to 11 million Units issuable to FirstPro, of which up to 8.5 million will be issuable on conversion of Class B units issuable to FirstPro in connection with additional development on those Centres and Development Lands to be acquired by the limited partnership, (v) the reservation of 8.5 million additional Special Voting Units issuable to FirstPro in connection with the additional Class B units issuable to FirstPro pursuant to (iv) above; and (vi) the issuance of such Units of Calloway as are required to fund the cash consideration required by Calloway to complete the acquisition from the Vendors (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in the Management Information Circular accompanying this Notice of Meeting;
7. To consider, and if thought advisable, pass a special resolution approving amendments to the declaration of trust constituting the Trust which have the effect of converting the Trust to an "open-end" mutual fund trust and implementing additional amendments contemplated or necessary in connection with the Acquisition, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting; and
8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. The record date for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 23, 2005. Only Unitholders whose names have been entered in the register of Unitholders at the close of business on that date and holders of Units issued by Calloway after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a Unitholder transfers the ownership of any Units after such date and the transferee of those Units establishes that such transferee owns the Units and demands, not later than 10 days before the Meeting, to be included in the list of Unitholders eligible to vote at the Meeting, such transferee will be entitled to vote those Units at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of Calloway, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at the City of Calgary, in the Province of Alberta, this 9th day of June, 2005.

BY ORDER OF THE BOARD OF TRUSTEES OF
CALLOWAY REAL ESTATE INVESTMENT TRUST

(signed) J. Michael Storey

J. Michael Storey
President, Chief Executive Officer and a Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST

PROXY

Solicited by Management for the Annual and Special Meeting of holders of Units to be held on July 7, 2005.

The undersigned holder of Units (a "Unitholder") of **Calloway Real Estate Investment Trust** (the "Trust") hereby appoints **J. Michael Storey**, Chief Executive Officer, President and a Trustee of the Trust, or failing him, **David M. Calnan**, Secretary and a Trustee of the Trust, or instead of either of the foregoing, ____________ ____________________________ as proxy holder, with power of substitution, to attend, to act and to vote all units ("Units") in the capital of the Trust, all as set forth below, for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") of Unitholders to be held on July 7, 2005 at 9:00 a.m. (Toronto time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxy holder for the undersigned at the Meeting or any adjournment thereof. The said proxy holder is instructed to vote as specified below:

1. To fix the number of trustees to be elected at the Meeting at not more than 9:
   Vote For: ______________ Vote Against: ______________

2. To elect the persons named as proposed trustees in the Management Information Circular prepared for the purposes of this Meeting as trustees of the Trust for the ensuing year:
   Vote For: ______________ Withhold Vote: ______________

3. To appoint Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors:
   Vote For: ______________ Withhold Vote: ______________

4. To approve a deferred unit plan for the Trust as more particularly set forth in the Management Information Circular prepared for the purposes of this Meeting:
   Vote For: ______________ Vote Against: ______________

5. To approve: (i) the acquisition (the "Acquisition") by the Trust of interests in 35 retail shopping centres and adjacent undeveloped lands (the "Centres") and 10 parcels of development lands (the "Development Lands" and together with the Centres, the "Centres V") from First Professional Realty Inc. and affiliated entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), Wal-Mart Canada Realty Inc. and other minority owners (collectively, the "Vendors"); (ii) the issuance to the Vendors (except Wal-Mart) of up to 12.6 million class B units of a limited partnership to be set up by the Trust, each of which will be convertible into Units at the option of the holder; (iii) the creation and issuance to the Vendors (except Wal-Mart) of 12.6 million special voting units of the Trust ("Special Voting Units"); (iv) in connection with additional developments on the Centres V, the reservation of up to 11 million Units issuable to FirstPro, of which up to 8.5 million will be issuable on conversion of Class B units issuable to FirstPro in connection with additional development on those Centres and Development Lands to be acquired by the limited partnership, (v) the reservation of 8.5 million additional Special Voting Units issuable to FirstPro in connection with the additional Class B units issuable to FirstPro pursuant to (iv) above; and (vi) the issuance of such Units of the Trust as are required to fund the cash consideration required by the Trust to complete the acquisition from the Vendors (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in the Management Information Circular prepared for the purposes of this Meeting:
   Vote For: ______________ Vote Against: ______________ Withhold Vote: ______________

6. To approve amendments to the declaration of trust constituting the Trust which have the effect of converting the Trust to an "open-end" mutual fund trust and implementing additional amendments contemplated or necessary in connection with the Acquisition, all as more particularly set forth in the Management Information Circular prepared for the purposes of this Meeting:
   Vote For: ______________ Vote Against: ______________ Withhold Vote: ______________

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Units represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1, 2, 3, 4, 5, and 6 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the appointed proxy holder.**

DATED this ____ day of ____________, 2005

____
Signature of Unitholder**

____
Please Print Name

____
Number of Units Held

*If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.
**This proxy must be dated and signed by the unitholder or such unitholder's attorney in writing or, if the unitholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A unitholder has the right to appoint a proxy holder other than the persons designated in this proxy as that unitholder's nominee to attend and act for that unitholder and on that unitholder's behalf at the Meeting. To exercise such right, the unitholder should insert the name of that unitholder's nominee in the blank space provided for that purpose above or complete another proxy. Unitholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Trust's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid proxies must be received by Computershare Trust Company of Canada (Toronto) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

CALLOWAY REAL ESTATE INVESTMENT TRUST
(the "Trust")

Pursuant to Section 11.3 of National Instrument 51-102 of the Canadian Securities Administrators, the following is a summary of the voting results for the Annual and Special Meeting of the holders of Units of the Trust held on July 7, 2005.

Matter Voted Upon	Outcome of Vote	Method of Vote	If by Ballot, Results of Ballot
To fix the number of trustees to be elected at the Meeting at not more than 9.	Approved	Show of Hands	N/A
To elect the persons named as proposed trustees in the Management Information Circular of the Trust dated June 9, 2005 (the "Information Circular") as trustees of the Trust for the ensuing year.	Approved	Show of Hands	N/A
To appoint Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors.	Approved	Show of Hands	N/A
To approve and adopt, with or without modification, a resolution approving a deferred unit plan for the Trust, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting.	Approved	Show of Hands	N/A
To approve and adopt, with or without modification, a resolution approving: (i) the acquisition (the "Acquisition") by Calloway of interests in 35 retail shopping centres and adjacent undeveloped lands (the "Centres") and 10 parcels of development lands (the "Development Lands" and together with the Centres, the "Centres V") from First Professional Realty Inc. and affiliated entities controlled directly or indirectly by Mr. Mitchell Goldhar ("FirstPro"), Wal-Mart Canada Realty Inc. and other minority owners (collectively, the "Vendors"); (ii) the issuance to the Vendors (except Wal-Mart) of up to 12.6 million class B units of a limited partnership to be set up by Calloway, each of which will be convertible into Units at the option of the holder; (iii) the creation and issuance to the Vendors (except Wal-Mart) of 12.6 million special voting units of Calloway ("Special Voting Units"); (iv) in connection with additional developments on the Centres V, the reservation of up to 11 million Units issuable to the Vendors, of which up to 8.5 million will be issuable on conversion of Class B units issuable to the Vendors in connection with additional development on those Centres and Development Lands to be acquired by the limited partnership, (v) the reservation of 8.5 million additional Special Voting Units issuable to the Vendors in connection with the additional Class B units issuable to the Vendors pursuant to (iv) above; and (vi) the issuance of such Units of Calloway as are required to fund the cash consideration required by Calloway to	Approved	Show of Hands	N/A

Matter Voted Upon	Outcome of Vote	Method of Vote	If by Ballot, Results of Ballot
complete the acquisition from the Vendors (up to a maximum of 15,000,000 Units) pursuant to one or more private placements or public offerings, all as more particularly set forth in the Management Information Circular accompanying this Notice of Meeting.			
To approve and adopt, with or without modification, a special resolution approving amendments to the declaration of trust constituting the Trust which have the effect of converting the Trust to an "open-end" mutual fund trust and implementing additional amendments contemplated or necessary in connection with the Acquisition, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting	Approved	Show of Hands	N/A

DATED July 12, 2005.


CALLOWAY
REAL ESTATE INVESTMENT TRUST

Notice of Annual and Special Meeting

of holders of Units and Special Voting Units

to be held on May 16, 2006

- and -

Management Information Circular

Dated March 10, 2006



TABLE OF CONTENTS

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF VOTING UNITHOLDERS
to be held on May 16, 2006

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of Units ("Units") and special voting Units ("Special Voting Units") of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") will be held in the Auditorium in the TSX Broadcast & Conference Centre located at The Exchange Tower, 130 King Street West, Toronto, Ontario, on May 16, 2006 at 10:30 a.m. (Toronto time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditor's report thereon;
2. To fix the number of aggregate number of trustees to be elected or appointed at the Meeting at not more than 9;
3. To elect the persons named as proposed trustees in the Management Information Circular accompanying this notice as trustees of the Trust for the ensuing year;
4. To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;
5. To approve certain amendments to the declaration of trust constituting the Trust, all as more particularly set forth in the Management Information Circular accompanying this notice;
6. To approve certain amendments to the Deferred Unit Plan of the Trust, all as more particularly set forth in the Management Information Circular accompanying this notice; and
7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The holders of Units ("Unitholders") and the holders of Special Voting Units ("Special Voting Unitholders") are collectively referred to herein as the "Voting Unitholders". The Units and Special Voting Units are collectively referred to herein as the "Voting Units".

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. The record date for determination of Voting Unitholders entitled to receive notice of and to vote at the Meeting is March 23, 2006 (the "Record Date"). Only Voting Unitholders whose names have been entered in the register of Voting Unitholders at the close of business on the Record Date and holders of Voting Units issued by Calloway after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a Voting Unitholder transfers the ownership of any Voting Units after the Record Date and the transferee of those Voting Units establishes that such transferee owns the Voting Units and demands, not later than 10 days before the Meeting, to be included in the list of Voting Unitholders eligible to vote at the Meeting, such transferee will be entitled to vote those Voting Units at the Meeting.

A Voting Unitholder may attend the Meeting in person or may be represented by proxy. Voting Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective:

(a) a proxy submitted by a holder of <u>Units</u> must be received by the Chief Financial Officer of Calloway, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; and

(b) a proxy submitted by a holder of <u>Special Voting Units</u> must be received by the Chief Financial Officer of Calloway at the head office of Calloway located at 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3;

in each case at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at the City of Vaughan, in the Province of Ontario, this 10th day of March, 2006.

BY ORDER OF THE BOARD OF TRUSTEES OF CALLOWAY REAL ESTATE INVESTMENT TRUST

(signed) Simon Nyilassy

Simon Nyilassy
President, Chief Executive Officer and a Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST
MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting of Voting Unitholders to be held on May 16, 2006

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") to be used at the annual and special meeting (the "Meeting") of the holders of Units ("Units") and special voting Units ("Special Voting Units") of Calloway to be held in the Auditorium in the TSX Broadcast & Conference Centre located at The Exchange Tower, 130 King Street West, Toronto, Ontario, on May 16, 2006 at 10:30 a.m. (Toronto time), and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Annual and Special Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of Calloway who will be specifically remunerated therefor. All costs of the solicitation will be borne by Calloway. The information contained herein is given as of March 10, 2006 except where otherwise indicated.

The holders of Units ("Unitholders") and the holders of Special Voting Units ("Special Voting Unitholders") are collectively referred to herein as the "Voting Unitholders". The Units and Special Voting Units are collectively referred to herein as the "Voting Units".

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are trustees or officers of Calloway. **A Voting Unitholder desiring to appoint a person (who need not be a Voting Unitholder) to represent such Voting Unitholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the Secretary of Calloway. To be effective:**

(a) **a proxy submitted by a holder of Units must be received by the Chief Financial Officer of Calloway, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; and**
(b) **a proxy submitted by a holder of Special Voting Units must be received by the Chief Financial Officer of Calloway at the head office of Calloway located at 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3;**

in each case at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Voting Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by such Voting Unitholder or by his attorney duly authorized in writing or, if the Voting Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day preceding the day of the Meeting or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered Voting Unitholder attends personally at the Meeting, such Voting Unitholder may revoke the proxy and vote in person.

The Board of Trustees of Calloway has fixed the record date ("Record Date") for the Meeting as at the close of business on March 23, 2006. Voting Unitholders of Calloway of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent such Unitholder transfers any of such Unitholder's Voting Units after the Record Date and the transferee of those Voting Units establishes that such transferee owns the Voting Units and demands, not later than 10 days before the Meeting, that the transferee's name

be included in the list of Voting Unitholders entitled to vote, in which case such transferee shall be entitled to vote such Voting Units at the applicable Meeting.

Signature of Proxy

The form of proxy must be executed by the Voting Unitholder or his attorney authorized in writing or, if the Voting Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Calloway).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Voting Units in respect of which they are appointed in accordance with the direction of the Voting Unitholder appointing them. **In the absence of such direction, such Voting Units will be voted in favour of the following resolutions:**

1. **Fixing the aggregate number of trustees to be elected or appointed at the meeting at not more than 9;**
2. **Electing the persons named as proposed trustees in this Management Information Circular as trustees of the Trust for the ensuing year;**
3. **Re-appointing PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;**
4. **Approving certain amendments to the declaration of trust constituting the Trust, all as more particularly set forth in this Management Information Circular; and**
5. **Approving certain amendments to the Deferred Unit Plan of the Trust, all as more particularly set forth in this Management Information Circular.**

Exercise of Discretion of Proxy

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Annual and Special Meeting and this Management Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Management Information Circular, management of Calloway ("Management") knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

Advice to Beneficial Voting Unitholders

The information set forth in this section is of significant importance to many Voting Unitholders, as a substantial number of Voting Unitholders do not hold Voting Units in their own name. Voting Unitholders who do not hold their Voting Units in their names (referred to in this Management Information Circular as "Beneficial Voting Unitholders") should note that only proxies deposited by Voting Unitholders whose names appear on the records of Calloway as the registered holders of Voting Units can be recognized and acted upon at the Meeting. If Voting Units are listed in an account statement provided to a Voting Unitholder by a broker, then in almost all cases, those Voting Units will not be registered in the Voting Unitholder's name on the records of Calloway. Such Voting Units will more likely be registered under the name of the Voting Unitholder's broker or an agent of that broker. Voting Units held by brokers or their agents can only be voted (for or against resolutions) upon the instructions of the Beneficial Voting Unitholder. Without specific instructions, brokers or agents for that broker are prohibited from voting the Voting Units for their clients. **Therefore, Beneficial Voting Unitholders should ensure that instructions respecting the voting of their Voting Units are properly communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Voting Unitholders in advance of meetings of Voting Unitholders. Every intermediary and broker has its own mailing

procedures and provides its own return instructions, which should be carefully followed by Beneficial Voting Unitholders in order to ensure that their Voting Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Voting Unitholder by its broker is identical to the form of proxy provided to registered Voting Unitholders; however, its purpose is limited to instructing the registered Voting Unitholders how to vote on behalf of the Beneficial Voting Unitholder. A Beneficial Voting Unitholder receiving a proxy from an intermediary or broker cannot use that proxy to vote Voting Units directly at the Meeting; rather, the proxy must be returned to the intermediary or broker well in advance of the Meeting in order to have the Voting Units voted.

Although a Beneficial Voting Unitholder may not be recognized directly at the Meeting for the purposes of voting the Voting Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Voting Unitholder may attend at the Meeting as proxyholder for the registered Voting Unitholder and vote the Voting Units in that capacity. Beneficial Voting Unitholders who wish to attend the Meeting and indirectly vote their Voting Units as proxyholder for the registered Voting Unitholder should enter their own names in the blank space on the form of proxy provided to them by their broker and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent), well in advance of the Meeting.

INFORMATION RESPECTING CALLOWAY REAL ESTATE INVESTMENT TRUST

General

Calloway Real Estate Investment Trust ("Calloway" or the "Trust") is an unincorporated open-end real estate investment trust established by a declaration of trust dated December 4, 2001, as most recently amended and restated as of July 7, 2005 (the "Declaration of Trust"), and governed by the laws of the Province of Alberta. Calloway was created to invest in income-producing rental properties located in Canada. Calloway intends to invest primarily in large format, unenclosed retail centres which are geographically diversified. Although Calloway is a "mutual fund trust" as defined in the Income Tax Act (Canada), Calloway is not a "mutual fund" as defined in applicable securities legislation. The principal and head office of Calloway is located at 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3.

Authorized Capital

The Declaration of Trust authorizes the issuance of an unlimited number of two classes of units: Units (See "Information Respecting Calloway Real Estate Investment Trust – Units") and Special Voting Units (See "Information Respecting Calloway Real Estate Investment Trust – Special Voting Units").

As of March 10, 2006, the Trust had 57,299,019 Units and 12,987,859 Special Voting Units outstanding for a total of 70,286,878 outstanding Voting Units.

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit represents an equal fractional undivided beneficial interest in any distributions from the Trust, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Declaration of Trust. Special Voting Units may be issued by the Trust from time to time which shall entitle the holder of an Exchangeable Security (as defined below) to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which such Exchangeable Security (other than an Exchangeable Security owned by the Trust or any subsidiary of the Trust) is then exchangeable or convertible for. For greater certainty, holders of Special Voting

Units shall not be entitled, by virtue of their holding of Special Voting Units, to distributions of any nature whatsoever from the Trust nor shall they have any beneficial interest in any assets of the Trust on termination or winding up of the Trust. Special Voting Units are not separately transferable from the Exchangeable Security to which they relate and are automatically redeemed and cancelled upon the exercise or conversion of such Exchangeable Security.

"Exchangeable Security" means any security of any trust, limited partnership or corporation other than the Trust that is convertible or exchangeable directly for Units without the payment of additional consideration therefore.

Notwithstanding the foregoing, if in any given 365 day period in the five year period from July 1, 2005, the average weighted aggregate number of Special Voting Units plus Units held or controlled by Mitchell Goldhar, companies controlled by Mitchell Goldhar or affiliates of such companies (collectively referred to herein as "FirstPro") is equal to or greater than 15,000,000, then so long as Mr. Mitchell Goldhar remains a Trustee and FirstPro directly or indirectly beneficially owns or controls less than 25% of the voting rights attached to all voting securities of the Trust, the Trust shall issue such number of additional Special Voting Units (the "Additional Special Voting Units") which will entitle FirstPro to cast 25% of the votes attached at a meeting of the holders of Units and Special Voting Units. FirstPro's entitlement under this clause shall extend for an additional five year period should FirstPro sell in aggregate at least $800,000,000 of freehold assets (including freehold interests in assets sold under development arrangements) to the Trust or its affiliates during the initial 5 year period, provided that number of Units and Special Voting Units held or controlled by FirstPro shall be increased to the lesser of 20,000,000 or 20% of the aggregate issued and outstanding Units plus Special Voting Units and provided that Mr. Mitchell Goldhar remains a trustee of Calloway.

Principal Voting Unitholders

To the knowledge of Calloway, as at March 10, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Calloway carrying more than 10% of the voting rights attached to any class of voting securities of Calloway except as set out below:

Voting Unitholder and Municipality of Residence	**Type of Ownership**	**Units**		**Special Voting Units**		**Voting Units**	
		Number	**Percentage**	**Number**	**Percentage**	**Number**	**Percentage**
Mitchell Goldhar[1] Vaughan, ON	Beneficial	8,534,999	14. 90%	10,466,925	80.59%	19,001,924	27.04%

Note:
(1) These Voting Units are held by companies controlled by Mitchell Goldhar.

Trustees

The following table sets forth the name, municipality of residence, office held with Calloway, experience and principal occupation during at least the last five (5) years and the approximate number of Voting Units of Calloway beneficially owned or controlled by each of the current Trustees of Calloway and each of the individuals to be nominated for election as a Trustee of Calloway at the Meeting or to be appointed by FirstPro upon the conclusion of the Meeting (see "Particulars of Matters to be Acted Upon - Election of Trustees"), each of whom shall take office from and after the Meeting. Trustees elected at the Meeting, or appointed by FirstPro, will hold office from and after the closing of the Meeting until the conclusion of the next meeting of Voting Unitholders held to elect Trustees, unless re-elected at that meeting.

Name and Municipality Of Residence	Current Office In Calloway[5]	Principal Occupation	Voting Units Beneficially Owned or Controlled[6]
Simon Nyilassy Toronto, Ontario	President, Chief Executive Officer and Trustee	President and Chief Executive Officer of Calloway Real Estate Investment Trust since July 8, 2005. Executive Vice-President Finance and Treasury of FirstPro Shopping Centres group of companies, a Toronto property developer, from November 2000 to July 8, 2005. Finance consultant from August 1998 to November 2000. Trustee of Calloway Real Estate Investment Trust since November, 2003. Mr. Nyilassy is a Chartered Accountant and has a Bachelor of Science degree from the University of Warwick (1976).	27,000 0.04%
David M. Calnan [2] Calgary, Alberta	Secretary and Trustee	Partner of Shea Nerland Calnan, Barristers and Solicitors, from 1990 to present. Secretary and a Trustee of Calloway Real Estate Investment Trust since December 4, 2001.	200,175 0.29%
Jamie M. McVicar [1][3] Canmore, Alberta	Trustee	Chief Financial Officer at Devonian Properties Inc., a property development company, from October 2000 to present. President of Newell Post Developments Ltd., a property development company, from June 1998 to June 2000. Legal counsel for Oxford Development Group, a property development company, from 1988 to June 1998. Trustee of Calloway Real Estate Investment Trust since December 4, 2001.	45,000 0.06%
Kevin B. Pshebniski [1][2] Calgary, Alberta	Trustee	President of Hopewell Development Corporation, a property development company, from September 1998 to present. Chief Operating Officer of Hopewell Development Corporation from September 1997 to September 1998. Vice-President with Hopewell Group of Companies from January 1996 to September 1997. Trustee of Calloway Real Estate Investment Trust since December 4, 2001.	46,273 0.07%
Michael Young [3][4] Dallas, Texas	Trustee	President of Quadrant Capital Partners, a private real estate investment firm with offices in Toronto and Dallas since November 2003. From 1994 through October 2003, Managing Director and Head of Real Estate Investment Banking for CIBC World Markets. Mr. Young was appointed Global Head of Real Estate for CIBC World Markets in 1997. Trustee of Calloway Real Estate Investment Trust since November 11, 2003.	310,000 0.44%
Al Mawani [1] Toronto, Ontario	Trustee	Mr. Mawani is currently president of Exponent Capital Partners Inc., a private equity firm. Prior to January 31, 2004, Mr. Mawani was a Vice-President of Industrial Promotion Services Ltd., another private equity firm. Prior thereto, Mr. Mawani was Executive Vice-President of Business Development for one year and Senior Vice-President and Chief Financial Officer for 10 years at Oxford Properties Group Inc., one of Canada's largest real estate companies. Mr. Mawani is a Chartered Accountant and has a Masters in Business Administration from the	1,000 0.001%

Name and Municipality Of Residence	Current Office In Calloway[5]	Principal Occupation	Voting Units Beneficially Owned or Controlled[6]
		University of Toronto and a Masters of Laws from Osgoode Hall Law School. He is also a member of the Financial Executives Institute.	
Mitchell Goldhar[2] Toronto, Ontario	Trustee	President and Chief Executive Officer of FirstPro Shopping Centres group of companies, a Toronto property developer, since 1999.	19,001,924 27.04% (includes 8,534,999 Units and 10,466,925 Special Voting Units)
Peter Forde[2] Richmond Hill, Ontario	Trustee	Chief Operating Officer of FirstPro Shopping Centres group of companies, a Toronto property developer, since September 2005. Executive Vice-President Finance and Administration of FirstPro Shopping Centres group of companies from 1998 to September 2005, Vice-President and Chief Financial Officer of Nexacor Realty Management Inc. (real estate subsidiary of Bell Canada) from January 1996 to October 1998. Mr. Forde is a Chartered Accountant and has a Bachelor of Business Administration degree from York University (1977).	1,500 0.002%
J. Michael Storey[2][3] Calgary, Alberta	Trustee	Currently an independent businessman pursuing private business interests. President and Chief Executive Officer of Calloway Real Estate Investment Trust from December 4, 2001 to July 8, 2005. President, Chief Executive Officer and a Director of Calloway Properties Inc. from May 1, 1997 to January 22, 2002. Vice-President, Corporate Development at Princeton Developments Limited from November 2001 to April 2002.	224,711 0.32%

Notes:

(1) Member of the Audit Committee. For further details on the Audit Committee, please refer to the section entitled "Audit Committee" in the Annual Information Form of Calloway dated March 10, 2006 prepared for the financial year ended December 31, 2005.

(2) Member of the Investment Committee.

(3) Member of Compensation, Nominating and Governance Committee.

(4) Until July 2005, Mr. Young was retained by Calloway as a consultant to provide services connected to financing activities of Calloway.

(5) Each of the Trustees of Calloway serve in such capacity until the Meeting of Unitholders of Calloway unless re-elected at the Meeting to serve for a further one year term.

(6) All Voting Units beneficially owned by the aforementioned Trustees consist solely of Units with the exception of Mitchell Goldhar who beneficially owns both Units and Special Voting Units.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, to the best of the knowledge of the Management, no person or company who is a Trustee of Calloway:

(a) is, as at the date of this Management Information Circular or has been, within the 10 years before the date of this Management Information Circular, a director or executive officer of any company, that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Sable Technologies, Inc., a California based company of which Kevin Pshebniski was a director, filed bankruptcy protection documentation in California on August 12, 2001. Bramalea Inc., a company of which Simon Nyilassy was Senior Vice-President of Finance and Treasury and of which Peter Forde was Senior Vice-President and Controller, filed for bankruptcy protection in 1995.

Governance

Introduction

The Board of Trustees of Calloway (the "Board") believes that sound governance practices are essential to achieve the best long-term interests of Calloway and the enhancement of value for all security holders. The Board further believes that an important element of sound governance is the alignment of interests between the Trustees and Unitholders of Calloway. This is achieved, in part, by encouraging investment in Calloway by the Trustees through the Deferred Unit Plan (see "Equity Compensation Plan Information – Deferred Unit Plan"). In addition, the majority of the Trustees beneficially own a significant number of Units (see "Information Respecting Calloway Real Estate Investment Trust – Trustees").

The Canadian Securities Administrators (the "CSA") have issued National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201"). The CSA have also adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") which requires Canadian reporting issuers to annually disclose their corporate governance practices. Regulatory changes to governance practices that have occurred, or will occur, are continually monitored by the Board and the Board has taken, or will take, appropriate action as regulatory changes occur. Below is a discussion on the current composition of the Board and the current governance practices of Calloway.

Board of Trustees

Composition

As at March 10, 2006, the Board was composed of nine (9) individuals (each referred to herein as a "Trustee"). Such Trustees are Simon Nyilassy, David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, Michael Young, Al Mawani, Mitchell Goldhar, Peter Forde and J. Michael Storey.

Independence

The principle factor underlying the determination of Trustee "independence" is whether or not a particular Trustee has a "material relationship" with Calloway which is a relationship which could be reasonably expected to interfere with the exercise of the Trustee's independent judgement. Notwithstanding the foregoing, in the opinion of the CSA, as set out in NI 58-101, certain relationships are deemed to be "material relationships". The following analysis has been based upon the definition of "material relationship" as set out in NI 58-101.

Four (4) trustees qualify as independent under NI 58-101: David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, and Al Mawani. David M. Calnan is a partner in a law firm that provides legal services to Calloway but has been determined by the Trustees to be an independent trustee" on the basis that Mr. Calnan's interest in the legal fees payable to the law firm are not material to him. Kevin B. Pshebniski is the President of a company with which Calloway has outstanding loans totalling $1,600,000 pursuant to development agreements but this is not considered material to Calloway nor the company of which he is President and he is therefore considered an independent trustee.

Five (5) trustees do not qualify as independent under NI 58-101: Simon Nyilassy, Michael Young, Mitchell Goldhar, Peter Forde and J. Michael Storey. Simon Nyilassy is the President and Chief Executive Officer of Calloway and is therefore not an independent trustee. Michael Young had been retained by Calloway to provide services connected to financing activities of Calloway pursuant to a consulting arrangement which was terminated in August 2005. Since Mr. Young has received in excess of $75,000 under this arrangement during a 12 month period in the previous three (3) years, he is not considered to be independent under NI 58-101. Mitchell Goldhar holds a controlling equity interest in FirstPro which has entered into development agreements that are material to Calloway and is therefore not an independent trustee. Peter Forde is the Chief Operating Officer of FirstPro and is therefore not an independent trustee. J. Michael Storey has served as President and Chief Executive Officer of Calloway in the past three years (3) and is therefore not considered to be independent under NI 58-101.

Other Boards

The following table sets forth the names of each other reporting issuer, and the exchange upon which the securities of that reporting issuer are listed, for which each of the current Trustees of Calloway and of each of the individuals to be nominated for election as a Trustee of Calloway at the Meeting serve as a trustee or director as at March 10, 2006.

Name	Name of Reporting Issuer	Exchange
Simon Nyilassy	N/A	N/A
David M. Calnan	Badger Income Fund Rocky Old Man Energy Inc. Aztek Energy Ltd. Ripper Oil and Gas Inc.	Toronto Stock Exchange TSX Venture Exchange TSX Venture Exchange TSX Venture Exchange
Jamie M. McVicar	N/A	N/A
Kevin B. Pshebniski	N/A	N/A
Michael Young	IPC US Real Estate Investment Trust Boardwalk Real Estate Investment Trust	Toronto Stock Exchange Toronto Stock Exchange
Al Mawani	Amica Mature Lifestyles Inc. IPC US Real Estate Investment Trust Boardwalk Real Estate Investment Trust	Toronto Stock Exchange Toronto Stock Exchange Toronto Stock Exchange
Mitchell Goldhar	N/A	N/A

Name	Name of Reporting Issuer	Exchange
Peter Forde	N/A	N/A
J. Michael Storey	Ripper Oil and Gas Inc.	TSX Venture Exchange

Independent Chairs

The Board has not appointed a Chairman of the Board. However, the chair of each Board committee is an independent Trustee. Al Mawani is the Chair of the Audit Committee. Kevin B. Pshebniski is the Chair of the Investment Committee. Jamie M. McVicar is the Chair of the Corporate Governance and Compensation Committee. In addition, Mr. Mawani is the primary contact under the Board's "Whistleblower" policy as discussed under "Ethical Business Conduct".

The Board does not hold regularly scheduled Board meetings at which non-independent Trustees and members of management are not present. However, each Board committee meets independently of management, and the independent Trustees meet independent of the non-independent Trustees, on an ongoing and on an as needed basis. During some meetings, the Board and its committees may conduct "in camera" sessions, at which no management trustees or members of management are present. Further, on matters in which a particular trustee may not be independent, the Board and its committees may conduct "in camera" sessions at which the particular non-independent Trustee is not present. In matters which require the independence of the Board, only the Board members that are independent with respect to the particular matter take part in the decision-making responsibilities and evaluations.

Attendance

Since the commencement of the 2005 fiscal year, the Board has held four (4) regularly scheduled Board meetings and four (4) non-regularly scheduled Board meetings. The following table summarizes the attendance of each of the Trustees, since their respective appointments, at such Board meetings.

Trustee	Regularly Scheduled Board Meetings Attended	Non-Regularly Scheduled Board Meetings Attended	Total Board Meetings Attended
Simon Nyilassy	4 out of 4	4 out of 4	8 out of 8
David M. Calnan	4 out of 4	4 out of 4	8 out of 8
Jamie M. McVicar	4 out of 4	3 out of 4	7 out of 8
Kevin B. Pshebniski	4 out of 4	4 out of 4	8 out of 8
Michael Young	3 out of 4	2 out of 4	5 out of 8
Al Mawani[2]	3 out of 3	4 out of 4	7 out of 7
Mitchell Goldhar[1]	2 out of 2	1 out of 1	3 out of 3
Peter Forde[1]	2 out of 2	1 out of 1	3 out of 3
J. Michael Storey	2 out of 2	1 out of 1	3 out of 3

Notes:

(1) Appointed as Trustee on July 8, 2005.

(2) Appointed as Trustee on March 14, 2005.

Board Mandate

The Board is responsible for the stewardship of Calloway. The Board supervises management of Calloway with the goal of enhancing long term Unitholder value. Management, in turn, is responsible for the day-to-day management of the business and affairs of Calloway and its subsidiaries. Management is also responsible for establishing strategic planning initiatives for Calloway. The Board assists in the development of these goals and strategies by acting as a sounding board and by contributing ideas. The Board ultimately approves the strategic plan, taking into

account the risks and opportunities of the business of Calloway. The Board approves all significant decisions that affect Calloway before they are implemented, supervises the implementation and reviews the results.

The Board has specifically assumed responsibility for: (i) participating in the development of the strategic plan; (ii) identifying and managing business risks; (iii) ensuring the integrity and adequacy of Calloway's internal controls and management information systems; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of management and the performance of its subsidiaries; (vii) succession planning; (viii) ensuring effective and adequate communication with Calloway's Unitholders and other stakeholders as well as the public at large; and (ix) establishing committees of the board of Trustees, where required, and defining their mandates.

In addition, the Board has adopted a mandate which expands upon its objectives and responsibilities. The full text of the "Mandate of the Board" is attached as Schedule "A" to this Management Information Circular.

Position Descriptions

Chair and Chair of each Board Committee

The Board has not developed written position descriptions for the the chair of each Board committee. However, the Board has adopted written mandates for the Board and for each Board committee. The Board as a whole and the members of each Board committee are responsible for taking such steps as may be necessary to ensure that the Board and the committees of the Board fulfill their respective mandates.

Chief Executive Officer

The Board has developed a position description for the Chief Executive Officer of Calloway involving the definition of the limits to the Chief Executive Officer's responsibilities. In addition, the Board has developed objectives which the Chief Executive Officer is responsible for meeting and the Board assesses the Chief Executive Officer against those objectives

Orientation and Continuing Education

The Board and management of Calloway have established an informal orientation and education program for new Trustees and new committee members regarding the role of the Board, its committees and the Trustees and the nature and operation of Calloway's business. Existing Trustees have historically provided orientation and education to new members on an ad hoc and informal basis in light of the particular needs of each new Trustee. Further, every Trustee has access to management and relevant business information and management makes regular presentations to the Board on the main areas of Calloway's business. At least annually, the Board reviews the skills, knowledge and effectiveness of the Board, its committees and individual Trustees.

Ethical Business Conduct

The Board has adopted a written code of conduct for the Trustees, directors, officers and employees of Calloway and its subsidiaries. The policy stipulates that such persons will treat each other, customers, suppliers, security holders and all other persons with goodwill, trust, and respect. The policy strives to create a culture in Calloway and its subsidiaries that values honesty, high ethical standards and compliance with laws, rules and regulations. In addition, the Trust has approved a human rights policy, an equal opportunity employment policy, a sexual harassment policy, a work place harassment policy and an insider trading policy.

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on Calloway. Given that the Trustees are engaged in a wide range of real estate and other business activities, the Declaration of Trust contains provisions, similar to those contained in the *Canada Business Corporations Act*, that require each Trustee to disclose to Calloway any interest in a material contract or transaction or proposed material contract or transaction with Calloway (including a contract or transaction involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of

or otherwise has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with Calloway. Such disclosure is required to be made at the first meeting at which a proposed contract or transaction is considered. In the event that a material contract or transaction or proposed material contract or transaction is one that in the ordinary course would not require approval by the Trustees, a Trustee is required to disclose in writing to Calloway or request to have entered into the minutes of the meeting of the Trustees the nature and extent of his or her interest forthwith after the Trustee becomes aware of the contract or transaction or proposed contract or transaction. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to his or her remuneration as a Trustee, officer, employee or agent of Calloway or one for indemnity under the provisions of the Declaration of Trust or liability insurance.

The Board has advised each of the executive officers of Calloway and its subsidiaries that the terms of their employment require such executive officers to follow the same disclosure procedures and practices outlined above when such executive officers are in a situation that is, or may be considered to be, a "conflict of interest".

The Audit Committee has also adopted a "whistleblower" policy that sets out procedures which allow trustees, directors, officers and employees of Calloway and its subsidiaries to file reports on a confidential and anonymous basis with the appropriate persons regarding any concerns about accounting, internal accounting controls or auditing matters.

Nomination of Directors

The Board has appointed the Corporate Governance and Compensation Committee which is responsible for, among other items: (i) reviewing the size and composition of the Board; (ii) recommending candidates for election to the Board; (iii) reviewing credentials of nominees for re-election; and (iv) recommending candidates for filling vacancies on the Board. While two (2) of the three (3) members of the Corporate Governance and Compensation Committee are technically not independent trustees under NI 58-101, the Board feels that the Corporate Governance and Compensation Committee conducts its activities in an objective manner.

The Board reviews its size and composition from time to time to determine their impact on its effectiveness. The Board believes that a board of 9 trustees is an appropriate size for a public entity with a capitalization and business of Calloway's size. The Board believes that its current Trustees comprise an appropriate mix of individuals with real estate, accounting, financial, legal and general business experience.

Compensation

The Board, through its Corporate Governance and Compensation Committee, periodically reviews the adequacy and form of compensation of trustees and executive officers. The Compensation Committee considers the time commitment, risks and responsibilities of Trustees and executive officers and takes into account the types of compensation and the amounts paid to directors and/ or Trustees and executive officers of comparable publicly traded Canadian companies. As stated earlier, notwithstanding that two (2) of the three (3) members of the Corporate Governance and Compensation Committee are technically not independent trustees under NI 58-101, the Board feels that the Corporate Governance and Compensation Committee conducts its activities in an objective manner.

Board Committees

General

The Trustees may appoint from among their number one or more committees of Trustees and may, subject to applicable law and to any provision in the Declaration of Trust to the contrary, delegate to such committee or committees any of the powers of the Trustees.

The Board has three committees: the Audit Committee, the Investment Committee and the Corporate Governance and Compensation Committee.

Audit Committee

Pursuant to the Declaration of Trust, the Trustees shall appoint an Audit Committee to consist of not less than three Trustees. The Audit Committee shall be composed of Trustees who comply with the provisions of Mutilateral Instrument 52-110. Subject to the delegation to the Audit Committee of such other responsibilities as are determined by the Trustees from time to time and subject such changes to its form and function as may be mandated by any relevant regulatory authorities, the Audit Committee shall:

(a) review the Trust's procedures for internal control with the external auditors and the Trust's Chief Financial Officer;

(b) review the engagement of the external auditors;

(c) review and recommend to the Trustees for approval annual and quarterly financial statements and management's discussion and analysis of financial condition and results of operation;

(d) assess the Trust's financial and accounting personnel; and

(e) review any significant transactions outside the Trust's ordinary course of business and all pending litigation involving the Trust.

The external auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the external auditors.

Investment Committee

Pursuant to the Declaration of Trust, the Trustees shall appoint an Investment Committee to consist of not less than three Trustees and not more than five Trustees, a majority of whom shall be outside trustees (i.e. independent of management), two of whom shall be Trustees appointed by FirstPro for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained) and two-thirds of whom shall have had at least 5 years of substantive experience in the real estate industry. The duties of the Investment Committee will be to:

(a) review all proposals regarding investments;

(b) approve or reject proposed acquisitions and dispositions of investments by the Trust or any of its subsidiaries or affiliates;

(c) approve proposed transactions on behalf of the Trust or any of its subsidiaries or affiliates; and

(d) approve or reject all borrowings and the assumption or granting of any mortgage or other security interest in real property, including any assignment of rents and other monies derived from or related to real property, by the Trust or any of its subsidiaries and affiliates.

Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Investment Committee, the Trustees may consider and approve any matter which the Investment Committee has the authority to consider or approve.

Corporate Governance and Compensation Committee

Pursuant to the Declaration of Trust, the Trustees shall appoint a Corporate Governance and Compensation Committee to consist of not less than three Trustees and not more than four Trustees, one of whom shall be a Trustee appointed by FirstPro for so long as FirstPro is the registered and beneficial owner of in excess of 15% of the issued and outstanding Units and/or Special Voting Units of the Trust (unless the prior written consent to the contrary or a written waiver of FirstPro is obtained). The duties of the Corporate Governance and Compensation Committee will be to review the governance of the Trust with the responsibility for the Trust's corporate governance, human resources and compensation policies. In particular, the Corporate Governance and Compensation Committee will be responsible for:

(a) assessing the effectiveness of the board of Trustees and each of its committees;

(b) considering questions of management succession;

(c) participating in the recruitment and selection of candidates as Trustees of Calloway;

(d) considering and approving proposals by the Trustees of Calloway to engage outside advisers on behalf of the board of Trustees of Calloway;

(e) administering Calloway's long term incentive plan;

(f) assessing the performance of the Chief Executive Officer;

(g) reviewing and approving the compensation of senior management and consultants of Calloway and its subsidiaries; and

(h) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to the Trustees.

Where for any reason a member of the Corporate Governance and Compensation Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Corporate Governance and Compensation Committee may be designated by the Trustees to act as an alternate. Notwithstanding the appointment of the Corporate Governance and Compensation Committee, the Trustees may consider and approve any matter, which the Corporate Governance and Compensation Committee has authority to consider or approve.

Assessments of Trustees

The Corporate Governance and Compensation Committee annually conducts a peer evaluation process to provide feedback to individual Trustees, including the chairs of each Board committee, on their effectiveness. The survey requires that every Trustee assess the contribution of each of his or her peers. The Corporate Governance and Compensation Committee also conducts an annual evaluation of the effectiveness of the Board and each of the committees of the Board. The latter survey covers the operation of the Board and its committees, the adequacy of information provided to Trustees, Board structure and agenda planning for Board meetings. These assessments take into account the Board mandate and the relevant committee mandates. The results of the surveys form the basis of recommendations to the Board for change.

Executive Compensation

For the purposes of this "Executive Compensation" section, the following terms shall have the following meanings:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of Calloway or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of Calloway or acted in a similar capacity during the most recently completed financial year; and

(c) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO;

(ii) each CFO;

(iii) each of the three most highly compensated executive officers of Calloway, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Calloway at the end of the most recently completed financial year-end.

Compensation of Executive Officers

The following table provides a summary of all compensation paid to the Named Executive Officers for the periods indicated.

		Annual Compensation			Long Term Compensation			
					Awards		Contributions	
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)[5]	Other Annual Compensation ($)[6]	Options to Purchase Units (#)[7]	Units Subject to Resale Restrictions ($)	Deferred Unit Plan Contributions ($)[8]	All Other Compensation ($)[9]
Simon Nyilassy, Current President & CEO[1]	2005	157,157	160,000	5,077	Nil	Nil	160,000	Nil
J. Michael Storey, Former President & CEO[1]	2005	200,000	200,000	6,402	Nil	Nil	Nil	825,000
	2004	254,808	150,000	14,906	Nil	N/A	150,000	N/A
	2003	125,000	150,000	12,375	195,000	N/A	N/A	N/A
Bart Munn, Current CFO[2]	2005	9,615	135,000	462	Nil	Nil	90,000	Nil
Mark Suchan, Former CFO[2]	2005	245,385	100,000	1,562	Nil	Nil	Nil	300,000
	2004	162,885	80,000	4,015	Nil	N/A	80,000	N/A
	2003[4]	95,793	30,000	2,009	65,000	N/A	N/A	N/A
Mark Charlebois, Chief Operating Officer[3]	2005	78,846	30,000	3,692	Nil	Nil	25,000	Nil
Keith McRae, Former Director of Operations	2005	115,265	75,000	4,684	Nil	Nil	Nil	200,000
	2004	102,885	50,000	8,596	Nil	N/A	50,000	N/A
	2003	75,000	30,000	7,787	65,000	N/A	N/A	N/A

Notes:

(1) Simon Nyilassy replaced J. Michael Storey as President and Chief Executive Officer effective July 8, 2005. The figures above represent the compensation actually earned by Mr. Nyilassy and Mr. Storey from Calloway during the 2005 fiscal year.

(2) Bart Munn replaced Mark Suchan as Chief Financial Officer effective December 12, 2005. The figures above represent the compensation actually earned by Mr. Munn and Mr. Suchan from Calloway during the 2005 fiscal year.

(3) Marc Charlebois was appointed Chief Operating Officer effective September 6, 2005. The figures above represent the compensation actually earned by Mr. Charlebois from Calloway during the 2005 fiscal year.

(4) Mr. Suchan was employed part-time during the 2003 fiscal year.

(5) See "Employment Agreements" for further details on these bonuses.

(6) These figures represent car and health club allowances.

(7) For a description of the Unit Option Plan of Calloway, see "Equity Compensation Plan Information – Unit Option Plan".

(8) Note that these amounts represent only the dollar value of the deferred units matched by Calloway under its Deferred Unit Plan. For a description of the Deferred Unit Plan of Calloway, see "Equity Compensation Plan Information – Deferred Unit Plan". Also see the table below for a description of the deferred units issued during the fiscal year ended December 31, 2005.

(9) These amounts represent severance payments. See "Employment Agreements" for further details on these severance payments.

The following table sets forth, in respect of the Named Executive Officers, details of the awards under the Deferred Unit Plan of Calloway issued during the fiscal year ended December 31, 2005.

Name	Deferred Units Issued (#)	Deferred Units Vested (#)	Deferred Units Non-Vested (#)
Simon Nyilassy	5,011	5,011	-
J. Michael Storey	17,600	16,410	1,190
Bart Munn	7,943	-	7,943
Mark Suchan	8,752	8,752	-
Marc Charlebois	-	-	-
Keith McRae	6,847	5,470	1,377
Total	**46,153**	**35,643**	**10,510**

Notes:

(1) For a description of the Deferred Unit Plan of Calloway, including a discussion on the vesting provisions of the deferred units issued, see "Equity Compensation Plan Information – Deferred Unit Plan". Notwithstanding the foregoing, in conjunction with the closing of the acquisition of certain properties in July 2005 all outstanding non-vested deferred units, at the time, were deemed vested by the Board of Trustees.

No options to acquire Units pursuant to Unit Option Plan of Calloway were granted during the financial year ended December 31, 2005, nor is it Calloway's intention to do so in the future. For a description of the Unit Option Plan of Calloway, see "Equity Compensation Plan Information – Unit Option Plan".

The following table sets forth, in respect of the Named Executive Officers, details of the options to acquire Units exercised in the financial year ended December 31, 2005 and the financial year-end number and value of unexercised options on an aggregate basis:

Financial Year-End Option Values

Name	Units Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2005[2] ($) Exercisable/Unexercisable
Simon Nyilassy	Nil	Nil	Nil	Nil
J. Michael Storey	165,000	2,176,500	Nil	Nil
Bart Munn	Nil	Nil	Nil	Nil
Mark Suchan	38,400	371,160	Nil	Nil
Marc Charlebois	Nil	Nil	Nil	Nil
Keith McRae	45,000	487,450	Nil	Nil

Notes:

(1) This amount was determined by multiplying the number of Units issued upon the exercise of options by the closing price of the Units on the Toronto Stock Exchange on the date of exercise and subtracting there from the product of the number of such Units and the exercise price thereof.

(2) For the purposes of calculating the value of unexercised "in-the-money" options, for each option the exercise price was subtracted from the closing price per Unit on the Toronto Stock Exchange (the "TSX") on December 30, 2005, the last trading day of the most recently completed financial year.

Employment Agreements

Each of the Named Executive Officers entered into employment agreements (the "Employment Agreements") with Calloway.

The annual compensation paid to each of Simon Nyilassy, Bart Munn and Marc Charleblois, under their Employment Agreements is $400,000 plus a bonus of up to $250,000, $250,000 plus a bonus of up to $125,000, and $250,000 plus a bonus of up to $125,000, respectively. Each agreement also provides for benefits in accordance with benefit plans for employees established from time to time by Calloway. Each agreement also provides for the executive management individual to receive an amount if the agreement is terminated other than for cause. For Simon Nyilassy, Bart Munn and Marc Charleblois this termination amount will be 1.5, 1, and 1, respectively, the sum of one year's base salary plus the targeted maximum bonus for the applicable year.

The annual compensation paid to each of J. Michael Storey, Mark Suchan and Keith McRae under their Employment Agreements was $350,000 plus a bonus of up to $200,000, $200,000 plus a bonus of up to $100,000, and $125,000 plus a bonus of up to $75,000, respectively. Each agreement also provided for benefits in accordance with benefit plans for employees established from time to time by Calloway. Each agreement also provided for the executive management individual to receive an amount if the agreement was terminated other than for cause. For J. Michael Storey, if he was terminated following the completion of the acquisition of certain properties from FirstPro in 2005 (the "Acquisition"), this termination amount was to be 1.5 times the sum of one year's base salary plus targeted maximum 2005 bonus, or $825,000. For Mark Suchan and Keith McRae, if they were terminated following the Acquisition, this amount was to be one year's base salary plus targeted maximum 2005 bonus, or $300,000 and $200,000 respectively. Based on an analysis of the attributes of the Acquisition and its beneficial impact on Calloway, the Trustees also agreed to award an additional bonus of $200,000, $100,000 and $75,000 to Messrs. Storey, Suchan and McRae, respectively, contingent upon the closing of the Acquisition, termination of each following the closing of the Acquisition and confirmation by the Compensation and Governance Committee that the final terms of the Acquisition continued to represent a favourable transaction for Calloway. The Acquisition was completed in July of 2005 and all of the aforementioned termination amounts, including the additional bonuses, were paid to each of Messrs. Storey, Suchan and McRae.

None of the amounts paid or payable to Named Executive Officers on termination of their employment was (or is) eligible for participation in the Deferred Unit Plan.

Compensation of Trustees

The Trustees are entitled to compensation for services rendered to Calloway in their capacities as Trustees. During the most recently completed financial year of Calloway, the compensation for the Trustees, other than any trustee who is also an employee of Calloway and is compensated in that capacity, was set at $18,000 per year plus an additional $1,000 for each meeting of Trustees or committee meeting attended and an additional annual fee of $2,500 for the Chairman of each committee of the Board. For the 2006 financial year, the compensation for the Trustees, other than any trustee who is also an employee of Calloway and is compensated in that capacity, has been set at $20,000 per year plus an additional $1,000 for each meeting of Trustees or committee meeting attended and an additional annual fee of $10,000 for the Chairman of the Audit Committee and an additional annual fee of $5,000 for the Chairman of each other committee of the Board. The Trustees are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof in connection with their services as Trustees. The Trustees are also entitled to participate in the Deferred Unit Plan of Calloway.

For the year ended December 31, 2005, the Trustees earned an aggregate of $340,500 for their services. Further, during the fiscal year ended December 31, 2005, Calloway paid fees totalling $1,456,389 to a legal firm in which David M. Calnan, a trustee of Calloway, is a partner and paid fees totalling $397,529 to Michael Young, a trustee of Calloway, for consulting services for public equity offerings.

Composition of the Compensation, Nominating and Governance Committee

At the onset of the most recently completed financial year of Calloway, the Compensation, Nominating and Governance Committee of the Board of Trustees consisted of Jamie M. McVicar, Ken Delf, David Carpenter, Simon Nyilassy and Michael Young. Upon the completion of the acquisition of certain properties by Calloway from the FirstPro Shopping Centre group of companies, among others, in July of 2005, Ken Delf and David Carpenter ceased to be trustees of Calloway and therefore ceased to be members of the Compensation, Nominating and Governance Committee. Further, upon completion of the aforementioned acquisition, Simon Nyilassy replaced J. Michael Storey as the President and Chief Executive Officer of Calloway and J. Michael Storey replaced Simon Nyilassy on the Compensation, Nominating and Governance Committee. As such, the Compensation, Nominating and Governance Committee of the Board of Trustees of Calloway at the end of the most recently completed financial year of Calloway consisted of Jamie M. McVicar, J. Michael Storey and Michael Young. Mr. McVicar was the Chairman of the Compensation, Nominating and Governance Committee throughout the most recently completed financial year of Calloway.

Compensation Policy

As set forth under the heading "Employment Agreements", each of the Named Executive Officers entered into Employment Agreements with Calloway. In determining the appropriate terms of the Employment Agreements, the Compensation, Nominating and Governance Committee of Calloway considered the following objectives:

(a) obtaining the executives critical to the success of Calloway and the enhancement of Unitholder values;
(b) providing fair and competitive compensation;
(c) balancing the interests of management and Unitholders of Calloway; and
(d) reviewing performance, both on an individual basis and with respect to the business of Calloway in general.

To achieve these objectives, the compensation paid to each of the Named Executive Officers consists of the following primary components:

(a) base salary;
(b) annual bonus incentives;
(c) long-term incentive in the form of deferred units granted in accordance with the Deferred Unit Plan of Calloway.

The base salary of each of each Named Executive Officer was determined by assessment of the Compensation, Nominating and Governance Committee of such executive's performance, consideration of competitive compensation levels in entities similar to Calloway, and the role such executive is expected to play in the performance of Calloway.

Annual cash bonus incentive awards are based upon the ability of Calloway to meet the targeted annual distribution levels set out at the commencement of each fiscal year. This establishes a direct link between executive compensation and Calloway's performance.

In addition, from time to time, the Board of Trustees may declare an additional cash bonus in favour of one or more members of Calloway's management team in circumstances where it is determined that the executive(s) in question have made an exceptional contribution to the performance of Calloway during the fiscal year.

Calloway provides a long-term incentive by granting deferred units to trustees, executive officers and employees through the Deferred Unit Plan. The objective of granting deferred units is to encourage trustees, executive officers and employees to acquire an ownership interest in Calloway over a period of time which acts as a financial incentive for such persons to consider the long-term interests of Calloway and its Unitholders. See "Equity Compensation Plan Information."

Unit Performance Graph

The following graph compares the cumulative total unitholder returns (assuming an investment of $100.00 on November 4, 2002, the date the Units of Calloway were listed for trading on the Toronto Stock Exchange, and assuming the reinvestment of cash distributions into Units on the date of payment of such distributions) on Calloway's Units during the period November 4, 2002 to December 31, 2005 with the cumulative return of the Toronto Stock Exchange S&P/TSX Composite Index during the same period. The price performance of the Calloway's Units as set out on the graph does not necessarily indicate future price performance.


$28
$26
$24
$22
$20
$18
$16
$14
$12
$10
$8
$6
$4
NovDec 02 02
Dec-03
Dec-04
Dec-05
Calloway
S&P / TSX

Note:
(1) Calloway paid cumulative distributions of $3.82 per Unit between November 4, 2002 and December 31, 2005.

Indebtedness of Trustees and Officers

The table below sets out, as at the date indicated, the aggregate indebtedness of the current and former trustees, directors and executive officers of Calloway and its subsidiaries, any proposed nominee for election as a trustee of Calloway, and any associate of any one of them, to:

(a) Calloway or any of its subsidiaries; or

(b) another entity which such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Calloway or any of its subsidiaries.

Aggregate Indebtedness as at February 28, 2006

Purpose	To Calloway or its Subsidiaries ($)	To Another Entity ($)
Mortgages/Loans	51,868,000	Nil

Other than as set out in the table below, no individual who is, or at any time during the most recently completed financial year of Calloway was, a trustee, director or executive officer of Calloway or one of its subsidiaries, nor any proposed nominee for election as a trustee of Calloway, nor any associate of any one of them:

(a) is, or was at any time since the beginning of the most recently completed financial year of Calloway, indebted to Calloway or any of its subsidiaries; or

(b) is, or was at any time since the beginning of the most recently completed financial year of Calloway, indebted to another entity, which such indebtedness is, or was during such time, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Calloway or any of its subsidiaries.

Name and Principal Position	**Involvement of Calloway or Subsidiary**	**Commitment ($)**	**Amount Outstanding as at December 31, 2005 ($)**	**Amount Outstanding as at February 28, 2006 ($)**	**Security For Indebtedness**	**Amount Forgiven during 2005 ($)**
Security Purchase Programs						
N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other Programs						
FirstPro[5]	Lender	54,450,000	36,492,000[1]	36,492,000[1]	First and second charges on title, assignments of rents and leases, GSA, and indemnities and guarantees	Nil
FirstPro[5]	Lender	5,061,000	5,061,000[2]	5,061,000[2]	Nil	Nil
FirstPro[5]	Lender	9,100,000	Nil	3,640,000[3]	Second charge against the property and guarantees	Nil
FirstPro[5]	Lender	24,800,000	Nil	6,675,000[4]	Second charge against the property and guarantees	Nil

Notes:

(1) Mortgages receivable of$36,492,000 (2004 - $21,495,000) have been provided pursuant to agreements with FirstPro in which the Trust will lend up to $54,450,000 (2004 - $37,331,000) for use in acquiring and developing six (2004 – six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.50% to 9.25% (2004 – 8.75% - 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2010 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided indemnities and guarantees.

During 2005, $22,521,000 has been funded, offset by repayments of $7,524,000.

The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,190,000.

(2) Loans receivable of $5,061,000 (2004 - $7,281,000) have been provided pursuant to development acquisition agreements with FirstPro. The loans bear interest at the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (2004 – 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust.

(3) Mortgages receivable of $3,640,000 have been provided pursuant to an agreement with FirstPro in which the Trust will lend up to $9,100,000 for use in acquiring and developing 16.27 acres Ontario. This mortgage bears interest payable

monthly at 7.50% and matures in 2010. The mortgage is secured by a second charge on the property and certain other guarantees. Calloway has an option to acquire a 50% interest in the property at maturity based on the capitalization of in-place income.

(4) Mortgages receivable of $6,675,000 have been provided pursuant to an agreement with FirstPro in which the Trust will lend up to $24,800,000 for use in acquiring and developing 88.4 acres Ontario. This mortgage bears interest payable monthly at 7.25% and matures in 2010. The mortgage is secured by a second charge on the property and certain other guarantees. Calloway has an option to acquire a 50% interest in the property at maturity based on the capitalization of in-place income.

(5) FirstPro is controlled by Mitchell Goldhar, a trustee of Calloway.

Equity Compensation Plan Information

Summary

The following table summarizes certain information as of March 10, 2006 regarding compensation plans of Calloway under which equity securities of Calloway are authorized for issuance.

Plan Category	Units To Be Issued Upon Exercise of Outstanding Deferred Units (#)	Units Remaining Available For Future Issuance Under The Deferred Unit Plan (#)
Deferred Unit Plan	107,604	142,396

Deferred Unit Plan

Calloway has a deferred unit plan (the "Deferred Unit Plan") which has previously been approved by the Unitholders. The Deferred Unit Plan is administered by the Compensation, Nominating and Governance Committee of the Board of Trustees.

The purpose of the Deferred Unit Plan is to promote a greater alignment of interests between the Trustees, officers and employees of Calloway and/or its subsidiaries (such persons hereinafter collectively referred to in this section as "Eligible Participants") and the Unitholders.

Each Eligible Person is given the right to elect to be a participant (a "Participant") of the Deferred Unit Plan. An Eligible Person who elects to be a Participant shall be paid between sixty percent (60%) and one hundred percent (100%) of:

(i) in respect of a Trustee, the annual retainer paid by Calloway to that Trustee in a calendar year for service on the Board of Trustees, together with committee fees, attendance fees and additional fees and retainers to committee chairs; and

(ii) in respect of an officer or employee, the annual bonus paid by Calloway to that officer or employee in a calendar year;

(the "Elected Amount") in the form of deferred Units ("Deferred Units") in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount.

The number of Deferred Units (including fractional Deferred Units) granted at any particular time pursuant to this Deferred Unit Plan will be calculated by dividing (i) two (2) times the dollar amount of the Elected Amount allocated to the Participant by (ii) the Market Value (as defined below) of a Unit on the award date. "Market Value" at any date in respect of the Units means the volume weighted average price of all Units traded on the Toronto Stock Exchange for the ten trading days immediately preceding such date (or, if such Units are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Units are listed and posted for trading as may be selected for such purpose by the Board of Trustees). In the event that such Units are not listed

and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Units as determined by the Board of Trustees in its sole discretion.

Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any Unitholder rights, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. One (1) Deferred Unit is equivalent to one (1) Unit. Fractional Units are permitted under the Deferred Unit Plan.

Generally speaking, Deferred Units granted to Participants pursuant to the Deferred Unit Plan shall vest in accordance with the following schedule:

(a) 50% of the Deferred Units shall vest on the third anniversary of the grant;

(b) 25% of the Deferred Units shall vest on the fourth anniversary of the grant; and

(c) 25% of the Deferred Units shall vest on the fifth anniversary of the grant.

Notwithstanding the foregoing, the Board of Trustees shall have the discretion to vary the manner in which Deferred Units vest for any Participant.

The Deferred Units credited to a Participant's Deferred Unit account that have vested may be redeemable in whole or in part on the date in which the Participant files a written notice of redemption with Calloway (the "Redemption Date"). The Deferred Units credited to a Participant's Deferred Unit account shall vest immediately and be redeemable by the Participant (or, where the Participant has died, his or her estate) following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person (the "Termination Date"). Where the Participant has been terminated for cause, the Deferred Units credited to the Participant's Deferred Unit account shall be redeemable by the Participant in accordance with the aforementioned vesting schedule excepting only that a minimum of 50% of such Deferred Units shall be deemed vested. The Participant shall receive, within five (5) business days after the Termination Date or Redemption Date, as applicable, a whole number of Units from Calloway equal to the whole number of Deferred Units then recorded in the Participant's Deferred Unit account, net of any applicable withholding taxes. Calloway shall also make a cash payment, net of any applicable withholding taxes, to the Participant with respect to the value of fractional Deferred Units standing to the Participant's credit after the maximum number of whole Units have been issued by Calloway, calculated by multiplying (i) the number of such fractional Deferred Units by (ii) the Market Value of such fractional Deferred Units on the Termination Date or Redemption Date, as applicable. Upon payment in full of the value of the Deferred Units, the Deferred Units shall be cancelled.

Whenever cash distributions are paid on the Units, additional Deferred Units will be credited to the Participant's Deferred Unit account. The number of such additional Deferred Units shall be calculated by dividing (i) the amount determined by multiplying (a) the number of Deferred Units in such Participant's Deferred Unit account on the record date for the payment of such distribution by (b) the distribution paid per Unit, by (ii) 97% of the Market Value of a Unit on the distribution payment date for such distribution, in each case, with fractions computed to two decimal places. Such additional Deferred Units shall vest on the basis as the initial Deferred Units granted from the date of grant of same.

As of March 10, 2006, Calloway has 57,299,019 Units outstanding (not including the 12,987,859 Units issuable upon the exercise or conversion of the Exchangeable Securities outstanding). The aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 250,000, or approximately 0.44% of the currently outstanding Units of Calloway, or such greater number of Units as may be determined by the Board of Trustees and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; provided, however, that: (i) at no time shall the number of Units reserved for issuance to insiders of Calloway pursuant to outstanding Deferred Units, together with the number of Units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding Units, as calculated immediately prior to the issuance in question; and (ii) the number of Units issued to insiders of Calloway pursuant to outstanding Deferred Units together with the number of Units

issued to such persons pursuant to any other compensation arrangements, within any one year period, shall not exceed 10% of the then outstanding Units. No Units have been issued upon the redemption of Deferred Units issued under the Deferred Unit Plan. Calloway has issued 107,604 Deferred Units, or approximately 0.19% of the currently outstanding Units of Calloway, under the Deferred Unit Plan leaving 142,396 Deferred Units, or approximately 0.25% of the currently outstanding Units of Calloway, remaining available for issuance pursuant to the Deferred Unit Plan (assuming that all Deferred Units are redeemed for Units).

In no event may the rights or interests of a Participant under the Deferred Unit Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

The administration of the Deferred Unit Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Units are listed. Should the Compensation, Nominating and Governance Committee, in its sole discretion, determine that it is not desirable or feasible to provide for the redemption of Deferred Units in Units, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such redemption obligations be satisfied by means of a cash payment by Calloway equal to the Market Value of the Units that would otherwise be delivered to a Participant in settlement of Deferred Units on the redemption date (less any applicable withholding taxes).

The Board of Trustees of Calloway has the power to amend, modify, suspend or terminate the Deferred Option Plan, subject to any necessary regulatory and Unitholder approvals. Subject to the receipt of any necessary regulatory or Unitholder approvals, the Board of Trustees may also at any time amend or revise the terms of any Deferred Units granted under the Deferred Option Plan from time to time. The TSX will generally not require its listed issuers to obtain security holder approval for the following types of amendments: (a) amendments of a "housekeeping" nature; (b) a change to the vesting provisions of a security or a plan; (c) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve. The TSX will generally require its listed issuers to obtain security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

Unit Option Plan

Calloway also has an incentive unit option plan (the "Unit Option Plan") which has been previously approved by the Unitholders. However, there are presently no options outstanding pursuant to the Unit Option Plan and Calloway has no present intention to grant any further options under this plan.

The Unit Option Plan is administered by the Board of Trustees of Calloway, or by a special committee of the Trustees appointed from time to time by the Board of Trustees of Calloway pursuant to rules of procedure fixed by the Board of Trustees of Calloway. Pursuant to the terms of the Unit Option Plan, trustees, directors, officers, consultants, and employees of Calloway or its subsidiaries are eligible for selection to participate in such incentive Unit Option Plan (such persons hereinafter collectively referred to in this section as "Participants"). The Board of Trustees of Calloway shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Units to be subject to each option. The purpose of Unit Option Plan is to advance the interests of Calloway by encouraging Participants to acquire Units in the capital of Calloway, thereby increasing their proprietary interest in Calloway,

encouraging them to remain associated with Calloway and furnishing them with additional incentive in their efforts on behalf of Calloway in the conduct of its affairs.

As of March 10, 2006, Calloway has 57,299,019 Units outstanding (not including the 12,987,859 Units issuable upon the exercise or conversion of the Exchangeable Securities outstanding). The maximum number of Units reserved for issuance under the Unit Option Plan is 562,000 (or 0.98% of the currently outstanding Units of Calloway. There are presently no Options outstanding pursuant to the Unit Option Plan.

The Unit Option Plan provides that the number of Units reserved for issuance pursuant to the Unit Option Plan in respect of all options granted to any one Participant, together with any other previously established or proposed share compensation arrangement of Calloway, at any one time shall not exceed five percent (5%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units reserved for issuance pursuant to the Unit Option Plan in respect of all options granted to all insiders of Calloway (as that term is defined in the *Securities Act* (Ontario)) ("Insiders"), together with any other previously established or proposed share compensation arrangement of Calloway, at any one time shall not exceed ten percent (10%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units that may be issued to Insiders of Calloway within a one year period pursuant to the Unit Option Plan or any other previously established or proposed share compensation arrangement of Calloway shall not exceed (10%) of the outstanding Units in the capital of Calloway from time to time. The Unit Option Plan also provides that the number of Units that may be issued to any one Insider, and associates (as that term is defined in the *Securities Act* (Ontario)) of such Insider ("Associates"), pursuant to the Unit Option Plan or any other previously established or proposed share compensation arrangement of Calloway within a one year period shall not exceed five percent (5%) of the outstanding Units in the capital of Calloway from time to time.

The exercise price of the Units subject to each option shall be determined by the Board of Trustees of Calloway at the time any option is granted. In no event shall such exercise price be lower than the closing price of the Units on the Toronto Stock Exchange on the first date preceding the date of grant on which the Units traded on such exchange. Once the exercise price has been determined by the Board of Trustees of Calloway and accepted by the Toronto Stock Exchange, the exercise price of an option may be reduced upon receipt of approval of the Board of Trustees of Calloway, provided that in the case of options held by Insiders of Calloway, the exercise price of an option may be reduced only if disinterested Unitholder approval is obtained.

Subject to earlier termination upon certain events as hereinafter described, each option and all rights thereunder granted pursuant to the Unit Option Plan shall expire on the date determined by the Board of Trustees, provided that in no circumstances shall the duration of an option exceed 10 years.

If a Participant shall cease to be a trustee, director, officer, consultant, employee of Calloway, or its subsidiaries, for any reason (other than death), such Participant may then only exercise his or her option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a trustee, director, officer, consultant, employee of Calloway, or its subsidiaries.

In the event of the death of a Participant, the option previously granted to him or her shall be exercisable only within the first year after such death and then only: (a) by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and (b) if and to the extent that such Participant was entitled to exercise the option at the date of his or her death.

Subject to any vesting restrictions imposed by the relevant exchange upon which the Units of Calloway are listed, the Board of Trustees of Calloway may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Unit Option Plan shall not be transferable or assignable. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

The Board of Trustees of Calloway has the power to amend, modify, suspend or terminate the Unit Option Plan, subject to any necessary regulatory and Unitholder approvals. Subject to the receipt of any necessary regulatory or Unitholder approvals, the Board of Trustees may also at any time amend or revise the terms of any options granted under the Unit Option Plan from time to time. The TSX will generally not require its listed issuers to obtain security holder approval for the following types of amendments: (a) amendments of a "housekeeping" nature; (b) change to the vesting provisions of a security or a plan; (c) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve. The TSX will generally require its listed issuers to obtain security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

Interests of Management and Others In Material Transactions

Except as set out in the section entitled "Calloway Real Estate Investment Trust – Acquisitions, Dispositions and Loans" in the annual information form of Calloway dated March 10, 2006, which section is incorporated by reference in this Management Information Circular, no Trustee, director or executive officer Calloway or its subsidiaries, or insider of Calloway, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any material transaction with Calloway since the commencement of Calloway's last financial period. A copy of the aforementioned annual information form may be found on SEDAR at www.sedar.com.

Additional Information

Additional information relating to Calloway may be found on SEDAR at www.sedar.com including additional financial information which is provided in Calloway's consolidated comparative financial statements and management's discussion and analysis for its most recently completed financial year. Voting Unitholders may contact Calloway at any time to receive a copy of Calloway's consolidated comparative financial statements and management's discussion and analysis for its most recently completed financial year. Any such request should be made to the Chief Financial Officer of Calloway, 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3 Facsimile: 905-326-0783.

PARTICULARS OF MATTERS TO BE ACTED UPON

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders must be called and held for, among other matters, the election or removal of Trustees (except filling casual vacancies), the appointment or removal of the auditors of Calloway, the approval of amendments to the Declaration of Trust, an increase or decrease in the number of Trustees, the sale of the assets of Calloway as an entirety or substantially as an entirety (other than as part of an internal reorganization) or the termination of Calloway.

Voting Unitholders may attend and vote at all meetings of Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Voting Units shall constitute a quorum for the transaction of business at all such meetings.

Financial Statements

The audited financial statements of the Trust for the year ended December 31, 2005 and the auditor's report thereon will be tabled before the Voting Unitholders at the Meeting for the consideration of the Voting Unitholders. The audited financial statements have been approved by the Audit Committee and by the Board of Trustees of the Trust.

Fix Number of Trustees

It is proposed that the aggregate number of Trustees to be elected or appointed at the meeting will be 9.

At the Meeting, Voting Unitholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The aggregate number of Trustees to be elected or appointed at this Meeting is fixed at not more than 9.

Notwithstanding the foregoing resolution, the Trustees may, between annual general meetings, appoint one or more additional Trustees of the Trust to serve until the close of the next annual general meeting, but the total number of additional Trustees shall not at any time exceed 1/3 of the number of trustees elected at the Meeting.

Election of Trustees

The Declaration of Trust provides that: "For so long as Mitchell Goldhar, companies controlled by Mitchell Goldhar or Affiliates of such companies (collectively referred to herein as "FirstPro") are the registered and beneficial owner of in excess of 5% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint one trustee to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to eight; for so long as FirstPro is the registered and beneficial owner of in excess of 15% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of two trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of eight; and for so long as FirstPro is the registered and beneficial owner of in excess of 25% in aggregate of the issued and outstanding Units and Special Voting Units of the Trust, it shall be entitled to appoint a total of three trustees to the Board of Trustees of the Trust and the number of trustees on the Board of Trustees shall be limited to a maximum of nine."

At the Meeting it is proposed that an aggregate of 9 Trustees be elected or appointed to hold office from the closing of the Meeting until the next annual meeting or until their successors are elected or appointed. FirstPro has confirmed that it will appoint three Trustees to hold office from the closing of the Meeting until their successors are appointed. There are presently 9 Trustees of the Trust, each of whom cease to hold office following the closing of the Meeting, unless re-elected at the Meeting.

At the Meeting it is proposed that Simon Nyilassy, David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, J. Michael Storey and Al Mawani, be elected as Trustees to hold office until the next annual meeting or until their successors are elected or appointed. FirstPro has confirmed that Peter Forde, Michael Young and Mitchell Goldhar will be the FirstPro appointees to the Board of Trustees.

At the Meeting, Voting Unitholders will be asked to vote on the following resolution, with or without variations:

Be it resolved that:

1. Simon Nyilassy, David M. Calnan, Jamie M. McVicar, Kevin B. Pshebniski, J. Michael Storey and Al Mawani, be appointed as Trustees of Calloway to hold office from the closing of the Meeting until the close of the next annual meeting of Voting Unitholders.

Re-Appointment of Auditors

On September 30, 2005, Kenway Mack Slusarchuk Stewart LLP resigned as the auditors of the Trust at the Trust's request. The Audit Committee accepted the resignation of the auditors. The auditors' reports of Kenway Mack Slusarchuk Stewart LLP on the financial statements of the Trust for the years ended December 31, 2004 and December 31, 2003 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audits. In connection with the audits for the years ended December 31, 2004 and December 31, 2003 and through to September 30, 2005, there were no "reportable events" as defined in National Instrument 51-102 of the Canadian Securities Administrators. Pursuant to the Declaration of Trust, the Trustees appointed PricewaterhouseCoopers LLP as the Trust's new auditors as of September 30, 2005. The Audit Committee considered and approved the appointment. Attached as Schedule "B" hereto is copy of the "reporting package" of the Trust required under applicable securities legislation with respect to the change of auditor, such reporting package including: (i) the notice of change of auditor of the Trust; (i) the letter from Kenway Mack Slusarchuk Stewart LLP as the former auditor; and (iii) the letter from PricewaterhouseCoopers LLP as the successor auditor.

It is proposed that PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario, be re-appointed to serve as auditors of the Trust until the next annual meeting of Voting Unitholders. As stated in the foregoing paragraph, PricewaterhouseCoopers LLP have been the Trust's auditors since September 30, 2005.

At the Meeting, Voting Unitholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario be appointed as the auditors of Calloway to hold office until the close of the next annual meeting of Voting Unitholders.

2. The Board of Trustees of Calloway is hereby authorized to fix the auditor's remuneration as required to give effect to the aforementioned resolution.

Approval of Amendments to the Declaration of Trust

As stated earlier, Calloway is an unincorporated open-end real estate investment trust established by a declaration of trust dated December 4, 2001, as most recently amended and restated as of July 7, 2005 (the "Declaration of Trust"), and governed by the laws of the Province of Alberta. The Trustees propose to adopt a further amended and restated Declaration of Trust (referred to in this section as the "Fifth Amended and Restated Declaration of Trust"). The material amendments to the Declaration of Trust that are proposed to be included in the Fifth Amended and Restated Declaration of Trust are set out below. The purposes of the amendments are, among other reasons, to provide the Trust with greater flexibility in structuring transactions in response to potential acquisitions or investment opportunities, to provide the Trust with greater flexibility in determining the appropriate level for its distributions to Unitholders and to conform to current applicable regulatory requirements.

Proposed Amendments to the Definitions

The Fifth Amended and Restated Declaration of Trust contains the following material amendments to the definitions in section 1.1 of the Declaration of Trust:

(a) The definition of "Distributable Income" has been deleted.

(b) The definition of "Distribution Date" has been changed to read as follows (with the insertions underlined and the deletions crossed out):

1.1.11 **"Distribution Date"** means, with respect to a distribution by the Trust~~:~~ a business day determined by the Trustees for any calendar month ~~other than December,~~ on or about the 15th day of the following month;~~ and~~

~~1.1.11.2 for the month of December, December 31;~~

(c) The following definition has been added for "Fair Market Value":

"Fair Market Value" means, at any time, at the option of the Trustees of the Trust either: (i) the fair market value assets of the Trust at such time, as determined by the Trustees of the Trust; or (ii) the fair market value of the Trust calculated as the aggregate outstanding indebtedness of the Trust at such time plus the value obtained when the aggregate number of Units and Exchangeable Securities outstanding at such time is multiplied by the weighted average trading price of the Units on the Toronto Stock Exchange, or such other exchange upon which the Units of the Trust may be listed for trading, for the ten trading days immediately preceding such time;

Proposed Amendments to the Investment Guidelines

The Fifth Amended and Restated Declaration of Trust contains the following material amendments to the investment guidelines in section 5.1 of the Declaration of Trust (with the insertions underlined and the deletions crossed out):

5.1 **Investment Guidelines**

The assets of the Trust may be invested only in accordance with the following guidelines:

5.1.1 the Trust will focus its acquisition activities on existing income-producing properties that are capital property of the Trust, including office, retail, industrial and mixed use properties, that are substantially leased;

5.1.2 notwithstanding anything in this Declaration of Trust to the contrary, the Trust shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the *Income Tax Act*, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, ~~that would result in the Trust being liable under the *Income Tax Act* to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, that would result in Units being foreign property for the purposes of the *Income Tax Act*~~ or that would result in the Trust paying a tax under the registered investment provisions of the *Income Tax Act* imposed for exceeding certain investment limits;

5.1.3 the Trust may, directly or indirectly, invest in a joint venture arrangement ~~only if:~~ for the purposes of owning interests or investments otherwise permitted to be held by the Trust, provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Trustees, are commercially reasonable, including without limitation such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, such as buy-sell mechanisms, provisions that limit the liability of the Trust to third parties, and provisions that provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out above and in respect of which the Trust may hold its interest jointly or in common or in another manner with

others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership or limited liability company;

~~5.1.3.1 the arrangement is one pursuant to which the Trust holds an interest in Real Property jointly or in common with others ("joint venturers") either directly or through the ownership of an interest in a corporation or other entity (a "joint venture entity") as co-owners and not as partners and such Real Property is capital property of the Trust and if owned through the ownership of an interest in a joint venture entity, the said Real Property is capital property of the joint venture entity;~~

~~5.1.3.2 the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first offer or a right of first refusal, if any, in favour of the joint venturers;~~

~~5.1.3.3 the Trust has a right of first offer or a right of first refusal to buy the interests of the other joint venturers;~~

~~5.1.3.4 the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;~~

~~5.1.3.5 the joint venture arrangement provides that the liability of the Trust to third parties is several based on its proportionate ownership interest of the joint venture and not joint and several, provided however, that subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and~~

~~5.1.3.6 the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof;~~

5.1.4 except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, the Trust may not hold securities other than ~~securities of a trust or limited partnership formed for the purpose of holding Real Property,~~ securities of a joint venture entity, trust or limited partnership or an entity or corporation wholly owned by the Trust formed and operated for the purpose of holding a particular Real Property or ~~r~~Real ~~p~~Properties or for any other purpose relating to the activities of the Trust, and provided further that, notwithstanding anything contained in this Declaration of Trust to the contrary, the Trust may acquire securities of other real estate investment trusts;

5.1.5 except as otherwise prohibited in this Declaration of Trust, the Trust may invest in interests (including fee ownership and leasehold interests) in income-producing Real Property ~~in Canada and the United States~~ that is capital property of the Trust;

5.1.6 the Trust shall not acquire any single investment in real property (whether directly or indirectly through its interest in a trust~~or~~, limited partnership or corporation) if the cost to the Trust of such acquisition (including encumbrances assumed) will exceed 20% of the Gross Book Value calculated following such purchase;

5.1.7 the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in Real Property that is capital property of the Trust;

5.1.8 the Trust shall not invest ~~in~~directly in operating businesses unless such investment is through a corporation, limited partnership or trust~~incidental to a transaction: (i) where the revenue will be derived, directly or indirectly, principally from Real Property; or (ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of real property (in each case as determined by the Trustees)~~;

~~5.1.9 the Trust shall not acquire interests in general partnerships or limited partnerships provided that the Trust may invest in a general partnership or limited partnership if:~~

~~5.1.9.1 the general partnership or limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, developing, leasing or managing a particular Real Property or Real Properties or interest therein.~~

~~5.1.9.2 the Trust's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof;~~

~~5.1.9.3 the Trust has a right of first offer or right of first refusal to buy the interests of the other partners; and~~

~~5.1.9.4 the Trust has received a legal opinion to the effect that the investment (a) would not result in the Trust or any registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan being liable, under the *Income Tax Act*, to pay tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act*, (b) would not disqualify the Trust as a "mutual fund trust" within the meaning of the Tax Act, and (c) would not result in the Trust losing any status under the *Income Tax Act* that is otherwise beneficial to the Trust and its Unitholders,~~

~~provided that, notwithstanding the foregoing, the Trust may from time to time enter into any limited partnership arrangement which does not comply with any of subparagraphs 5.1.9.2 or 5.1.9.3 above if the Trustees determine that the investment is desirable for the Trust and otherwise complies with sections 5.1 and 5.2;~~

5.1.9 subject to Section 5.1.2, the Trust ~~shall not~~may invest directly in raw land for development ~~except for~~ properties adjacent to existing properties of the Trust provided such investment is through a corporation, limited partnerships or trust established for the purpose of (i) the renovation or expansion of existing facilities that are capital property of the Trust, or (ii) the development of new facilities which will be capital property of the Trust~~, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes~~;

5.1.10 the Trust may invest in mortgages or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

5.1.10.1 the Real Property which is security therefore is income-producing Real Property which otherwise meets the general investment guidelines of the Trust adopted

by the Trustees from time to time in accordance with this Declaration of Trust and the restrictions set out therein; and

~~5.1.10.2 the amount of the mortgage loan is not in excess of 75% of the market value of the property securing the mortgage and the mortgage has at least 1.2X debt service coverage;~~

~~5.1.10.3 the mortgage is a first-ranking mortgage registered on title to the Real Property which is security therefore; and~~

5.1.10.2 the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

5.1.11 the Trust may invest in mortgages if the ~~sole~~primary intention is to use the acquisition of the mortgages as a method of acquiring control of income-producing Real Property which would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in these mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity; and

5.1.12 subject to subsection 5.1.2, the Trust may invest an amount (which, in the case of an amount invested to acquire Real Property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with subsections 5.1.4, 5.1.5, 5.1.11 and 5.1.12 above or subsection 5.2.3.

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture arrangement. Nothing in the guidelines prohibits the Trust from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

Except as specifically set forth herein to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the Trust.

Proposed Amendments to the Operating Policies

The Fifth Amended and Restated Declaration of Trust contains the following material amendments to the operating policies in section 5.2 of the Declaration of Trust (with the insertions underlined and the deletions crossed out):

5.2 **Operating Policies**

The operations and affairs of the Trust shall be conducted in accordance with the following policies:

~~5.2.1 the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;~~

5.2.1 (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any written

instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of Real Property;

5.2.2 the Trust shall not lease or sublease to any person any Real Property, premises or space where that person and its Affiliates would, after the contemplated lease or sublease, be leasing or subleasing Real Property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust;

5.2.3 the limitation contained in subsection 5.2.3 shall not apply to the renewal or extension of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed (or an indemnity has been given) by:

5.2.3.1 the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

5.2.3.2 any corporation, the bonds, debentures or other evidences of indebtedness of, or guaranteed by which, has received a rating from Standard & Poors of no less than ~~AA~~investment grade (or equivalent from any other recognized credit rating agency) in each case, at the time the lease or sublease is entered into, or at the time other satisfactory leasing arrangements as determined by the Trustees, in their discretion, are entered into;

5.2.3.3 a Canadian chartered bank registered federally or under the laws of a province of Canada; or

5.2.3.4 Wal-Mart Canada Corp. and its related associates and affiliates.

5.2.4 ~~except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the Trust as permitted under subsection 5.1.10, the Trust shall not engage directly in construction or development of property except as necessary to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest, provided that, notwithstanding the foregoing, this section shall not preclude the Trust from investing in general or limited partnerships that invest in raw lands for development purposes~~the Trust may engage directly in construction or development to maintain its properties in good repair or to enhance the income producing ability of properties in which the Trust has an interest;

5.2.5 title to each Real Property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the Trust or a corporation or other entity wholly owned, directly or indirectly, by the Trust or jointly, directly or indirectly, by the Trust with joint venturers;

5.2.6 ~~the Trust shall not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of (i) the amount of all indebtedness secured on such Real Property or group of Real Properties and (ii) the amount of additional indebtedness proposed to be assumed or incurred does~~

~~not exceed 75% of the market value of such Real Property or group of Real Properties (other than the renewal, extension or modification of any existing mortgage, including, on substantially similar terms or on terms more favourable to the Trust, in each such case, as determined by a majority of the Trustees);~~the Trust will not incur or assume any indebtedness if, after the incurring or assuming of the indebtedness, the total indebtedness of the Trust would be more than 60% of the Gross Book Value (65% if convertible debentures are outstanding). The Trustees may in their discretion use Fair Market Value in place of Gross Book Value for the purposes of this subsection. For the purposes of this subsection the term "indebtedness" means (without duplication and excluding "non-controlling interests") on a consolidated basis:

5.2.6.1 any obligation of the Trust for borrowed money;

5.2.6.2 any obligation of the Trust incurred in connection with the acquisition of property, assets or business;

5.2.6.3 any obligation of the Trust issued or assumed as the deferred purchase price of property;

5.2.6.4 any capital lease obligation of the Trust; and

5.2.6.5 any obligation of the type referred to in clauses 5.2.8.1 through 5.2.8.4 of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable;

provided that (a) for the purposes of 5.2.8.1 through 5.2.8.4, an obligation (other than convertible debentures) will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles; (b) obligations referred to in clauses 5.2.8.1 through 5.2.8.3 exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising out of the ordinary course of business; and (c) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

5.2.7 the Trust shall not incur debt aggregating more than 20% of Gross Book Value (other than unsecured trade payables, accrued expenses and distributions payable) at floating interest rates or having a maturity of less than one year, not including term debt falling due in the next twelve months or variable rate debt for which the Trust has entered into interest rate swap agreements to fix the interest rate for a one year period or greater;

5.2.8 the Trust may ~~shall not~~ directly or indirectly guarantee ~~any~~ indebtedness or liabilities ~~of any kind~~ of a third party ~~except:~~ provided that such guarantee is related to the direct or indirect ownership or acquisition by the Trust of Real Property that would otherwise comply with the investment restrictions and operating guidelines contained in sections 5.1 and 5.2;

~~5.2.8.1 indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly owned by the Trust or jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1, and, where such mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of~~

~~the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;~~

~~5.2.8.2 indebtedness assumed or incurred under a mortgage by a general partnership or limited partnership in which the Trust has an interest in accordance with section 5.1.9 or by a corporation or other entity owned by such general partnership or limited partnership or by a corporation or other entity wholly-owned by a joint venturer and operated solely for the purpose of holding a particular property or properties where such mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out in this section 5.2 and section 5.1, and, where such mortgage is granted by an entity wholly owned by a joint venture entity and an entity wholly owned by the Trust, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;~~

5.2.9 the Trust shall ~~not~~ be obliged to *obtain* an independent appraisal~~s~~ of any propert~~ies~~y ~~it~~ acquired by the Trust~~s but shall obtain an independent appraisal of any property~~ that ~~it as is determined at the discretion of~~ the Investment Committee determines, in its discretion, should be supported by an independent appraisal;

~~5.2.10 the Trust will not issue additional Units unless the Trustees consider that, based upon the market price of the Units prevailing at such time, the issuance of such Units would not be expected to result in a yield to Unitholders over the ensuing 24 month period which is less than the current yield to Unitholders;~~

5.2.10 the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

5.2.11 the Trust shall have conducted a Phase I environmental audit of each Real Property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the Trust shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time; and

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Real Property will be deemed to include an investment in a joint venture.

All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the Trust.

Proposed Amendments Regarding Distributions

The Fifth Amended and Restated Declaration of Trust contains the following material amendments to section 11.1 of the Declaration of Trust which concerns the distributions of the Trust (with the insertions underlined and the deletions crossed out):

11.1 **Distributions**

The Trust shall pay or declare payable to Unitholders monthly, and the Unitholders will have a right to receive, on each Distribution Date a pro rata share of such portion of the ~~Distributable Income~~ revenue of the Trust for the preceding calendar month then ended as the Trustees determine to distribute to the Unitholders, provided that the Trustees shall pay or declare payable each taxation year an amount equal to the ~~greater of (i) 75% of its Distributable Income for that year; or (ii) the net income and Net Realized Capital Gains of the Trust in~~ such amount as is necessary to ensure that the Trust will not be subject to tax on its net income and net capital gains under Part I of the *Income Tax Act*. ~~If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders, provided that they may not reduce the percentage of Distributable Income distributed below 75% for any taxation year. The Trust shall also distribute to Unitholders, and the Unitholders will have a right to receive, on December 31 of each year (i) the Net Realized Capital Gains of the Trust and the Net Recapture Income of the Trust for the year then ended and (ii) any excess of the income of the Trust for purposes of the Income Tax Act for the year then ended over distributions otherwise made for that year. Distributions of Distributable Income maybe adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods.~~ Distributions shall be made in cash or Units pursuant to any distribution reinvestment plan or distribution reinvestment and Unit purchase plan adopted by the Trustees pursuant to section 11.6. Any distribution shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution which shall be the last business day of the calendar month preceding the month in which the Distribution Date falls, or if such date is not a business day then the next following business day, or such other date, if any, as is fixed in accordance with section 8.7. For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment as of the Distribution Date of any amount which is required to be distributed to a Unitholder hereunder. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under this section 11.1 to be effected.

Proposed Amendments to the Financial Statement Delivery Requirements

The Fifth Amended and Restated Declaration of Trust contains the following material amendments to section 16.6 of the Declaration of Trust which concerns the delivery of the financial statements of the Trust to Unitholders (with the insertions underlined and the deletions crossed out):

16.6 **Reports to Unitholders**

~~Within 140 days of the end of each fiscal year, commencing in the fiscal year 2002 (subject to regulatory approval), and at least 21 days prior to each annual meeting of Unitholders, t~~The Trustees shall send to each Unitholder a report, including audited comparative financial statements for ~~such~~ the year, prepared in compliance with applicable laws~~. Within 60 days after the end of each of the first three fiscal quarters of each year, the Trustees shall send~~ and for three quarters of each year, unaudited comparative financial statements for the period then ended to each Unitholder in compliance with securities regulations. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* and equivalent provincial legislation.

Other General Housekeeping Amendments

Section 13.1 of the Declaration of Trust provides that the Trustees may, without the approval of or any notice to Unitholders, make amendments to the Declaration of Trust: (i) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, including respecting its status as a "unit trust" a "mutual fund trust" and a "registered investment" under the *Income Tax Act* or the distribution of its Units; (ii) which, in the opinion of the Trustees, provide additional protection for or benefit to the Unitholders; (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time, including, without limiting the generality of the foregoing, amendments which may affect the Trust, the Unitholders or annuitants under a plan of which a Unitholder acts as trustee or carrier or which may permit the Trust to qualify for any status under the *Income Tax Act* which would benefit the Trust or the Unitholders; and (v) for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required), if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

The Fifth Amended and Restated Declaration of Trust will also contain certain other amendments which are of a housekeeping nature of the variety described in the foregoing paragraph.

Declaration of Trust Amendment Resolution

At the Meeting, the Unitholders will be asked to vote on the following ordinary resolution, with or without variation:

Be it resolved that:

1. The Fifth Amended and Restated Declaration of Trust for Calloway, substantially as described in the Management Information Circular of Calloway dated March 10, 2006, and the amendments to the Fourth Amended and Restated Declaration of Trust for Calloway dated July 7, 2005 contained in that Fifth Amended and Restated Declaration of Trust, and any additional amendments to the Fourth Amended and Restated Declaration of Trust that the Trustees determine to be in the best interests of Calloway and not prejudicial to the Unitholders, be and are hereby ratified, confirmed and approved and that Fifth Amended Declaration of Trust is hereby adopted as the Declaration of Trust for Calloway.

2. Notwithstanding that this resolution has been duly passed, the Board of Trustees of Calloway may, without further notice to or approval of the holders of Units of Calloway, revoke this resolution at any time prior to the implementation thereof by the Trustees of the Trust.

3. Any one trustee or officer of Calloway is hereby authorized, for and on behalf of Calloway, to execute and deliver any and all other documents and instruments and to do all other things as in the opinion of such trustee or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

The foregoing resolution must be approved by Unitholders holding at least sixty-six and two-thirds percent (66 2/3%) plus one of the votes cast by Unitholders who vote on this resolution at the Meeting. **The Board of Trustees of Calloway believes that the passing of the above resolutions are in the best interests of Calloway and recommend that the Unitholders vote in favour of the resolutions. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the proposed amendments to the Declaration of Trust.**

Adoption of a Revised Deferred Unit Plan

Proposed Amendments

The Trust currently has an incentive Deferred Unit Plan (the "Current Plan") which has been previously approved by the Unitholders. The Trust proposes to adopt an amended Deferred Unit Plan (the "Amended Plan") which will be substantively similar to the Current Plan but with some minor amendments. See "Information Respecting Calloway Real Estate Investment Trust - Equity *Compensation Plan Information* – Deferred Unit Plan" for a summary of the key terms of the Current Plan. Below is a summary of the proposed key amendments which will be contained in the Amended Plan.

Under the Current Plan, an Eligible Person who elects to be a Participant shall be paid between sixty percent (60%) and one hundred percent (100%):

(i) in respect of a Trustee, the annual retainer paid by Calloway to that Trustee in a calendar year for service on the Board of Trustees, together with committee fees, attendance fees and additional fees and retainers to committee chairs (the "Annual Board Retainer"); and

(ii) in respect of an officer or employee, the annual bonus paid by Calloway to that officer or employee in a calendar year (the "Annual Bonus");

(the "Elected Amount") in the form of Deferred Units in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount. Under the Amended Plan, the sixty percent (60%) minimum for the Elected Amount has been removed such that an Eligible Person who elects to be a Participant shall be paid up to one hundred percent (100%) of their Annual Board Retainer or Annual Bonus, as applicable, in the form of Deferred Units in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount.

Under the Current Plan, the Deferred Units credited to a Participant's Deferred Unit Account shall be redeemable by the Participant following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person. The Amended Plan tightens the vesting provisions such that only the Deferred Units credited to a Participant's Deferred Unit Account that have vested shall be redeemable by the Participant following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person.

As of March 10, 2006, Calloway has 57,299,019 Units outstanding (not including the 12,987,859 Units issuable upon the exercise or conversion of the Exchangeable Securities outstanding). Under the Current Plan, the aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 250,000, or approximately 0.44% of the currently outstanding Units of Calloway. Under the Amended Plan, the aggregate number of Units authorized for issuance upon the redemption of all Deferred Units granted under the Deferred Unit Plan shall not exceed 1,000,000, or approximately 1.75% of the currently outstanding Units of Calloway.

Deferred Unit Plan Resolution

At the Meeting, Unitholders will be asked to vote on the following resolution (the "Deferred Unit Plan Resolution"), with or without variations:

Be it resolved that:

1. The Amended Plan, substantially as described in the Management Information Circular of Calloway dated March 10, 2006, be and is hereby approved.

2. The reservation of up to 1,000,000 Units of the Trust for issuance pursuant to the Amended Plan be and is hereby approved.

3. Notwithstanding that this resolution has been passed, the Board of Trustees of the Trust may, without further notice to or approval of the Unitholders, revoke this resolution at any time prior to the Amended Plan becoming effective.

4. Any one Trustee or officer of the Trust, be and is hereby authorized and empowered to execute or cause to be executed in the name and on behalf of the Trust or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as such person shall determine to be necessary or desirable in order to carry out the intent of the resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Approval of the Deferred Unit Plan Resolution requires the affirmative vote of a majority of the Unitholders present or represented by proxy at the Meeting. **The Board of Trustees of Calloway believes that the passing of the above resolutions are in the best interests of Calloway and recommend that the Unitholders vote in favour of the resolutions. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Amended Plan, unless instructed otherwise.**

The implementation of the Amended Plan is also subject to regulatory approval.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of Trustees of Calloway or as otherwise set out in this Management Information Circular, no Trustee, officer or insider of Calloway, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and with respect to other matters that properly may come before the Meeting in the best judgement of the persons voting the proxy.

APPROVAL OF TRUSTEES

The contents of this Management Information Circular have been approved by the Board of Trustees of Calloway Real Estate Investment Trust.

(signed) Simon Nyilassy
Simon Nyilassy
President, Chief Executive Officer and a Trustee

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) Simon Nyilassy
Simon Nyilassy
President, Chief Executive Officer and a Trustee

(signed) Bart Munn
Bart Munn
Chief Financial Officer

DATED at Vaughan, Ontario this 10th day of March, 2006.

Schedule "A" – Mandate of the Board

1. Adoption

The Board of Trustees (the "Board") of Calloway Real Estate Investment Trust (the "Trust") adopted this Mandate by resolution dated March 8, 2004.

2. Policy Statement

The Board of the Trust has, subject to all of the provisions of the Declaration of Trust of the Trust, as amended from time to time (the "Declaration of Trust"), the responsibility to oversee the conduct of the business of the Trust and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Trust.

3. Composition and Operation

The Board operates by delegating certain of its authorities to management and to Committees of the Board and by reserving certain powers to itself all as prescribed by the Declaration of Trust. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the trustees. Subject to the Declaration of Trust and all amendments thereto, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

4. Responsibilities

The Board's fundamental objectives are to enhance and preserve long-term unitholder value, to ensure the Trust meets its obligations on an ongoing basis and that the Trust operates in a reliable manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Trust. In broad terms, the stewardship of the Trust involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

5. Specific Duties

Subject only to the express limitations contained in the Declaration of Trust including, without limitation sections 5.1 and 5.2 of the Declaration of Trust, and in addition to any powers and authorities conferred by the Declaration of Trust or which the trustees may have by virtue of any present or future statute or rule or law, the Board shall have and may exercise the following powers and authorities (with all defined terms having the meaning prescribed by the Declaration of Trust):

(a) To retain, invest and reinvest the capital or other funds of the Trust in Real Property of any kind, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

(b) For such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of the Trust and hold for investment the entire or any participating interest in mortgages. In connection with any such investment, purchase or acquisition, the Board shall have the power to acquire a share of rents, lease payments or other gross income from or a share of the profits from or a share in the equity or ownership of Real Property;

(c) To sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages,

financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees by one or more of the Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(d) To enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(e) To borrow money from or incur indebtedness to any person; to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, or encumber, the property of the Trust to secure any of the foregoing;

(f) To lend money, whether secured or unsecured;

(g) To incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Board, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Board in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

(h) To deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will earn interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Board may determine;

(i) To possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any mortgages or securities, issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) To elect, appoint, engage or employ officers for the Trust (including a Chairman, a President, one or more Vice-Presidents and a Secretary and other officers as the Board may determine), who may be removed or discharged at the discretion of the Board, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Board; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, appraisers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and, except as prohibited by law, to delegate any of the powers and duties of the Board to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

(k) To collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration or settlement thereof,

(l) To renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(m) To purchase and pay for, out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers or otherwise;

(n) To cause title to any of the assets of the Trust to be drawn up in the name of the Trustees, and/or, to the extent permitted by applicable law, in the name of the Trust or one or more of the Trustees or any other person, on such terms, in such manner with such powers in such person as the Board may determine and with or without disclosure that the Trust or Trustees are interested therein provided, however, that should title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust or Trustees as aforesaid, the Board shall require such person or persons to execute a declaration of trust acknowledging that title to such assets is held in trust for the benefit of the Trust;

(o) To determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses, disbursements and property of the Trust;

(p) To prepare, sign and file or cause to be prepared, signed and filed any prospectus, information circular, offering memorandum or similar document, and any amendment thereto, relating to or resulting from an offering of the Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto and any fees related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering;

(q) To make or cause to be made application for the listing on any stock exchange of any Units or other securities of the Trust, and to do all things which in the opinion of the Board may be necessary or desirable to effect or maintain such listing or listings;

(r) To determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Board, in their sole judgement, may deem material and reliable;

(s) To do all such acts and things and to exercise such powers which are delegated to the Board by any person who co-owns Real Property with the Trust;

(t) To do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the affairs of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

6. Independence, Orientation and Evaluation

The Board shall have the responsibility to:

(a) implement appropriate structures and procedures to permit the Board to function independently of management;

(b) implement a system which enables an individual trustee to engage an outside advisor at the expense of the Trust in appropriate circumstances;

(c) provide an orientation and education program for newly appointed members of the Board;

(d) implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual trustees;

(e) examine the size of the Board and the impact of the number of trustees upon the effectiveness of the Board; and

(f) review the adequacy and form of the compensation provided to the trustees to ensure it adequately reflects the responsibilities and risks involved in being an effective trustee.

7. Strategy Determination

The Board shall:

(a) adopt and annually review a strategic planning process and approve the strategic plan of the Trust, which takes into account, among other things, the opportunities and risks of the business; and

(b) annually review operating and financial performance results relative to established strategy, budgets and objectives.

8. Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Trust is engaged, to achieve a proper balance between risks incurred and the potential return to unitholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Trust.

9. Appointment, Training and Monitoring of Senior Management

The Board shall:

(a) appoint the Chief Executive officer ("CEO") and senior officers, develop position descriptions for such persons, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing unitholder value;

(b) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

(c) establish limits of authority delegated to management.

10. Reporting and Communication

The Board has the responsibility to:

(a) verify that the Trust has in place policies and programs to enable the Trust to communicate effectively with its unitholders, other stakeholders and the public generally;

(b) verify the integrity of the Trust's internal controls and management information systems;

(c) verify that the financial performance of the Trust is adequately reported to unitholders, other security holders and regulators on a timely and regular basis;

(d) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(e) verify the timely reporting of any other developments that have a significant and material impact on the value of the Trust; and

(f) report annually to unitholders on its stewardship of the affairs of the Trust for the preceding year.

11. Monitoring and Acting

The Board has the responsibility to:

(a) review and approve the Trust's financial statements and oversee the Trust's compliance with applicable audit, accounting and reporting requirements;

(b) verify that the Trust operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(c) approve and monitor compliance with significant policies and procedures by which the Trust is operated;

(d) monitor the Trust's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(e) take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(f) verify that the Trust has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

12. Committees

(a) There shall be three committees of the Board; the investment committee, the audit committee and the compensation and corporate governance committee. The Board may establish any other committee as it may deem appropriate from time to time.

(b) The Board shall establish a mandate for each of the committees of the Board required by section 12(a) above.

13. Other Activities

(a) The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b) The Board may perform any other activities consistent with this mandate, the Declaration of the Trust and all amendments thereto and any other governing laws as the Board determines necessary or appropriate.

Schedule "B" – Change of Auditor Reporting Package

CALLOWAY REAL ESTATE INVESTMENT TRUST
CHANGE OF AUDITORS NOTICE
Pursuant to National Instrument 51-102, Section 4.11

I. Former Auditors

(a) On September 30, 2005, Kenway Mack Slusarchuk Stewart LLP resigned as the auditors of Calloway Real Estate Investment Trust at the Trust's request.

(b) The Audit Committee accepted the resignation of the auditors.

(c) The auditors' reports of Kenway Mack Slusarchuk Stewart LLP on the financial statements of Calloway Real Estate Investment Trust for the years ended December 31, 2004 and December 31, 2003 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audits.

(d) In connection with the audits for the years ended December 31, 2004 and December 31, 2003 and through to September 30, 2005, there have been no reportable events, as defined in the National Instrument.

II. Successor Auditors

The Trust appointed PricewaterhouseCoopers LLP as its new auditors as of September 30, 2005. The Audit Committee considered and approved the appointment.

DATED at Calgary, Alberta, this 4th day of October, 2005.

Calloway Real Estate Investment Trust

(signed) M. Suchan

per: Mark Suchan, Chief Financial Officer

October 14, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Securities Division, Department of Government Services
Registrar of Securities, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Community Services, Government of the Yukon Territory
Registrar of Securities, Department of Justice, Government of Nunavut

Dear Sirs:

Re: Calloway Real Estate Investment Trust
Change of Auditors Notice

In response to the request of Calloway Real Estate Investment Trust, made in accordance with Section 4.11(5) of National Instrument 51-102, we confirm that we have reviewed the Change of Auditors Notice of Calloway Real Estate Investment Trust dated October 4, 2005.

Based on our knowledge as of the date hereof, October 14, 2005, we agree with each of the statements contained therein.

Yours very truly,

"Kenway Mack Slusarchuk Stewart LLP"

Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

October 7, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs

We have read the statements made by Calloway Real Estate Investment Trust in the attached copy of change of auditors notice dated October 4, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the change of auditors notice dated October 4, 2005, except that we have no basis to agree or disagree with the following statement, which cannot reasonably be confirmed/denied by us: "In connection with the audits for the years ended December 31, 2004 and December 31, 2003 and through to September 30, 2005, there have been no reportable events, as defined in the National Instrument."

Yours very truly,

"PricewaterhouseCoopers LLP"

Chartered Accountants

CALLOWAY REAL ESTATE INVESTMENT TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF VOTING UNITHOLDERS
to be held on May 16, 2006

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of Units ("Units") and special voting Units ("Special Voting Units") of Calloway Real Estate Investment Trust ("Calloway" or the "Trust") will be held in the Auditorium in the TSX Broadcast & Conference Centre located at The Exchange Tower, 130 King Street West, Toronto, Ontario, on May 16, 2006 at 10:30 a.m. (Toronto time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditor's report thereon;
2. To fix the number of aggregate number of trustees to be elected or appointed at the Meeting at not more than 9;
3. To elect the persons named as proposed trustees in the Management Information Circular accompanying this notice as trustees of the Trust for the ensuing year;
4. To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors;
5. To approve certain amendments to the declaration of trust constituting the Trust, all as more particularly set forth in the Management Information Circular accompanying this notice;
6. To approve certain amendments to the Deferred Unit Plan of the Trust, all as more particularly set forth in the Management Information Circular accompanying this notice; and
7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The holders of Units ("Unitholders") and the holders of Special Voting Units ("Special Voting Unitholders") are collectively referred to herein as the "Voting Unitholders". The Units and Special Voting Units are collectively referred to herein as the "Voting Units".

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. The record date for determination of Voting Unitholders entitled to receive notice of and to vote at the Meeting is March 23, 2006 (the "Record Date"). Only Voting Unitholders whose names have been entered in the register of Voting Unitholders at the close of business on the Record Date and holders of Voting Units issued by Calloway after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a Voting Unitholder transfers the ownership of any Voting Units after the Record Date and the transferee of those Voting Units establishes that such transferee owns the Voting Units and demands, not later than 10 days before the Meeting, to be included in the list of Voting Unitholders eligible to vote at the Meeting, such transferee will be entitled to vote those Voting Units at the Meeting.

A Voting Unitholder may attend the Meeting in person or may be represented by proxy. Voting Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective:

(a) a proxy submitted by a holder of Units must be received by the Chief Financial Officer of Calloway, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; and

(b) a proxy submitted by a holder of Special Voting Units must be received by the Chief Financial Officer of Calloway at the head office of Calloway located at 700 Applewood Crescent, Suite 200, Vaughan, Ontario L4K 5X3;

in each case at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at the City of Vaughan, in the Province of Ontario, this 10th day of March, 2006.

BY ORDER OF THE BOARD OF TRUSTEES OF CALLOWAY REAL ESTATE INVESTMENT TRUST

(signed) "Simon Nyilassy"

Simon Nyilassy
President, Chief Executive Officer and a Trustee

CALLOWAY REAL ESTATE INVESTMENT TRUST


Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

ANNUAL AND SPECIAL MEETING OF HOLDERS OF UNITS AND SPECIAL VOTING UNITS OF CALLOWAY REAL ESTATE INVESTMENT TRUST (the "Trust")

TO BE HELD IN THE AUDITORIUM IN THE TSX BROADCAST & CONFERENCE CENTRE LOCATED AT THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO ON MAY 16, 2006, AT 10:30 AM (the "Meeting")

The undersigned registered holder of Units of the Trust (the "Registered Unitholder") hereby appoints, Simon Nyilassy, Chief Executive Officer, President and Trustee of the Trust, or failing this person, Bart Munn, Chief Financial Officer of the Trust, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Unitholder with the power of substitution to attend, act and vote for and on behalf of the Registered Unitholder in respect of all matters that may property come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Unitholder were present at the said Meeting, or any adjournment thereof.

The Registered Unitholder hereby directs the proxyholder to vote the securities of the Trust registered in the name of the Registered Unitholder as specified herein.

Resolutions (For full detail of each item, please see the accompanying Notice of Annual and Special Meeting and Management Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To fix the number of trustees to be elected or appointed at the Meeting at not more that 9.		
		For	**Withhold**
2.	To elect the persons named as proposed trustees in the Management Information Circular prepared for the purposes of the Meeting as trustees of the Trust for the ensuing year.		
		For	**Withhold**
3.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors.		
		For	**Against**
4.	To approve certain amendments to the declaration of trust constituting the Trust, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting.		
		For	**Against**
5.	To approve certain amendments to the Deferred Unit Plan of the Trust, all as more particularly set forth in the Management Information Circular prepared for the purposes of the Meeting.		

The undersigned Registered Unitholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________ **Date:** ____________________

Please Print Name: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF



INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Trust.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Unitholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Unitholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Unitholder, by Computershare.

4. ***A Registered Unitholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Unitholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Unitholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Unitholder of the Trust, to vote according to the Registered Unitholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Unitholder on any poll*** of a resolution that may be called for and, if the Registered Unitholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Unitholder has submitted an Instrument of Proxy, ***the Registered Unitholder may still attend the Meeting and may vote in person***. To do so, the Registered Unitholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

CALLOWAY REAL ESTATE INVESTMENT TRUST
(the "Trust")

Pursuant to Section 11.3 of National Instrument 51-102 of the Canadian Securities Administrators, the following is a summary of the voting results for the Annual and Special Meeting of the holders of Units of the Trust held on May 16, 2006 (the "Meeting").

Matter Voted Upon	Outcome of Vote	Method of Vote	If by Ballot, Results of Ballot
To fix the number of trustees to be elected at the Meeting at not more than 9.	Approved	Show of Hands	N/A
To elect the persons named as proposed trustees in the Management Information Circular of the Fund dated March 10, 2006 (the "Information Circular") as trustees of the Fund for the ensuing year.	Approved	Show of Hands	N/A
To appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust for the ensuing year and to authorize the trustees of the Trust to fix the remuneration of such auditors.	Approved	Show of Hands	N/A
To amend the declaration of trust constituting the Trust which have the effect of providing the Trust with greater flexibility in structuring transactions in response to potential acquisitions or investment opportunities, to provide the Trust with greater flexibility in determining the appropriate level for its distributions to Unitholders and to conform to current applicable regulatory requirements, all as more particularly set forth in the Management Information Circular of Calloway dated March 10, 2006.	Approved	Show of Hands	N/A
To amend the Deferred Unit Plan for the Trust and the issuance of a number of deferred units under that plan to the trustees and officers of the Trust. Under the Amended Plan, the sixty percent (60%) minimum for the Elected Amount has been removed such that an Eligible Person who elects to be a Participant shall be paid up to one hundred percent (100%) of their Annual Board Retainer or Annual Bonus, as applicable, in the form of Deferred Units in lieu of cash provided that Calloway shall match the Elected Amount for each Participant such that the number of Deferred Units issued to each Participant shall be equal in value to two (2) times the Elected Amount. Also, the Amended Plan tightens the vesting provisions such that only the Deferred Units credited to a Participant's Deferred Unit Account that have vested shall be redeemable by the Participant following an event, including termination other than for cause, retirement or death, causing the Participant to be no longer an Eligible Person, as more particularly set out in the Management Information Circular of the Trust dated March 10, 2006.	Approved	Show of Hands	N/A

DATED at the City of Vaughan, in the Province of Ontario, this 16th day of May, 2006.